03045638

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Antena 3 de Television, S.A.

*CURRENT ADDRESS Avda. Isla Graciosa, s/n
28700 San Sebastian de los Reyes
Madrid, Spain

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34762 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☒
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 1/14/04

03 SEP 30 AM 7:21

ANTENA 3 DE TELEVISIÓN, S.A.

CORPORATE BYE-LAWS

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intérprete jurado
inglés - francés

avd. américa, 2 - tel. 91 725 57 68
28028 - madrid

CORPORATE BYE-LAWS

TITLE I.- NAME, OBJECT, TERM AND REGISTERED OFFICE

Article 1.- NAME

ANTENA 3 DE TELEVISIÓN, S.A. is hereby incorporated as a Joint Stock Company that will be governed by these Bye-laws and those issues not covered by them will be governed by the Joint Stock Companies Law and other legal provisions applicable.

Article 2.- CORPORATE OBJECT

The object of the Company is:

1. The indirect management of the Television Public Service, in accordance with the terms and conditions of the licence granted to it.
2. The exploitation of any kind of broadcasting of television services.
3. The exploitation of any kind of radio broadcasting services.
4. The exploitation of any kind of printed media.
5. The exploitation of any kind of IT, interactive and Internet communications media.
6. The production, purchase, sale, rental, publishing, reproduction, import, export, distribution, exhibition, financing of all kind of audiovisual works, irrespective of their technical support, susceptible of being broadcast through cinematic, TV, video or any other audiovisual media.
7. The organization, production and broadcast of shows or news, sports, bullfighting, musical, cultural or any other events as well as the acquisition and marketing of any kind of rights on them.
8. The performance of activities and the rendering of services, surveys, analyses, promotion, programming, data processing and reports through any means related to any communications activities including, in any case, those related to any kind of television services.

9. The preparation of any kind of surveys, reports or analyses related to communications companies, media and systems, especially television, video, cinematic and multimedia systems.
10. The intermediation in any kind of intellectual or industrial property rights markets as well as any activities directly or indirectly related to advertising, marketing, merchandising and any other commercial activities.
11. The preparation and execution of advertising projects and any tasks related to the contracting, mediation and broadcasting of any kind of advertising messages.
12. The promotion and remote sale of any product or service in any support either through clubs, mail, telephone, television or any other IT or audiovisual means.
13. The acquisition and exploitation, by itself or through third parties, of any kind of equipment, devices, items, technical facilities and procedures related to the above activities, including the licence of patents and technological assistance.

The activities listed above can be developed by the company wholly or partially, indirectly or through shareholdings in other companies with a similar object.
All activities the exercise of which call for special legal requisites not fulfilled by the Company are expressly excluded.

Article 3.- TERM

The company is incorporated for an indefinite period of time. The company started its activities on the date of its registration with the Mercantile Registry.

Article 4.- REGISTERED OFFICE

The company has its registered office at Avenida de la Isla Graciosa no. 13, 28700 San Sebastián de los Reyes, Madrid.
The change of the registered office within the same municipality, as well as the opening, closing or change of address of branches, agencies or representative offices, either in Spain or abroad, deemed necessary or convenient for the activities of the company is the responsibility of the Board of Directors.

TITLE II. CAPITAL STOCK AND SHARES

Article 5.- CAPITAL STOCK

The capital stock amounts to EURO ONE HUNDRED AND SIXTY SIX MILLION SIX HUNDRED AND SIXTY EIGHT THOUSAND (EURO 166,668,000) represented by a single Series of 166,668,000 registered shares with a nominal value of EURO ONE (1) each, fully subscribed and paid up. The shares are represented by book entries.

Article 6.- CAPITAL INCREASE AND DECREASE

The capital stock can be increased or decreased through a resolution of the General Meeting summoned to that effect, with the attendance of the quorum required by the law and, if appropriate, the favourable votes called for in art. 103.2 of the Law. At the proposal of the Board of Directors, the Shareholders' General Meeting will fix the terms and conditions of each new issue and the Board of Directors will be empowered to execute the resolutions adopted in this respect by the General Meeting.

The Board of Directors will fix the terms and conditions for the payment of capital calls and such terms and conditions will have to be published in the Official Gazette of the Mercantile Registry.

Article 7.- SHARES

The shares are represented by book entries and their accounting records are in charge of the *Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores*, and other participating companies, and will be governed by the regulations of the securities market and other legal provisions in force. The company will acknowledge as a shareholder any individual duly legitimated in the entries of the company in charge of the accounting records of the shares.

Article 8.- SHAREHOLDERS' RIGHTS

The shares bestow on their legitimate holder the condition of shareholder which implies for this latter the full compliance with the provisions of these Bye-laws and of the resolutions validly adopted by the governing bodies of the company and the exercise of the rights inherent to such condition, in accordance with these Bye-laws and the legislation in force.

According to the law, and with the relevant legal exceptions, a shareholder will have at least the following rights:

1. To participate in the distribution of the corporate profits and in the relevant net worth after the winding-up.
2. The preferential subscription rights in the issue of new shares or debentures convertible into shares.
3. To attend and vote at the Shareholders' General Meeting, in accordance with the provisions of these Bye-laws, and to contest the corporate resolutions.
4. To be kept informed about the status and the situation of the Company.
5. The Company can issue shares without voting rights, subject to the terms and conditions, limits and requisites set out by the Law.

Article 9.- TRANSFER OF SHARES

The shares can be transferred in accordance with the legal provisions. The transfer of shares of the Company will always be subject to the terms and conditions set out by *the applicable legislation in force.*

Article 10.- REGISTERED SHARES

Considering that the company is the successful bidder of an administrative licence to exploit the television public service, the shares of the capital stock of the Company, represented by book entries, must be registered shares, as expressly set out in the Joint Stock Companies Law.

Article 11.- CO-OWNERSHIP OF SHARES

The shares are indivisible. The co-holders of a share will be joint and severally responsible before the Company for any liabilities derived from their condition as shareholders and will appoint *one single person to exercise, in their name, the rights* inherent to their condition as shareholder. The same rule will be applicable to the co-ownership of rights on the shares.

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intérprete jurado
inglés - francés
avd. américa, 2 - tel. 91 725 57 68
28028 - madrid

Article 12.- USUFRUCT OF SHARES

In the case of usufruct of shares, the remainderman will be considered the shareholder. The other relationships between the usufructuary and the remainderman and the remaining contents of the usufruct will be governed, as far as the Company is concerned, by the title that establishes the right provided that this has been notified to the Company for its registration in the relevant accounting record. In the absence of such notice to the Company, the usufruct will be governed, as far as the Company is concerned, by the provisions of the New Text of the Joint Stock Companies Law and, otherwise, by the civil legislation applicable.

Article 13.- PLEDGE AND SEIZURE OF SHARES

In the case of pledge or seizure of shares, the holder will exercise the rights of the shareholder and the secured creditor will be obliged to facilitate the full exercise.

esther rincón del río
intérprete jurado
inglés - francés
avd. américa, 2 - tel. 91 725 57 68
28028 - madrid

TITLE III.- BODIES OF THE COMPANY

Article 14.- BODIES OF THE COMPANY

The Company will be governed and administered by the corporate bodies set out in this article and will have the faculties and powers granted by the Law and these Bye-laws, and their exercise will be subject to the regulations and procedures established by the applicable regulations.

Corporate bodies:

1. The Shareholders' General Meeting
2. The Board of Directors
3. The Management Committee
4. The Chairman, the Deputy Chairman and the Managing Directors
5. The Audit and Control Committee

and any other committees considered appropriate by the Board of Directors.

First Section.- SHAREHOLDERS' GENERAL MEETING

Article 15.- GENERAL MEETING

The shareholders present at a General Meeting duly summoned will decide, by majority, on all issues that are the competence of the Meeting. All shareholders, even dissident shareholders and those shareholders who are not present at the meeting, are subject to the resolutions of the General Meeting, except in the case of the separation and objection rights set out by the law.

Article 16.- FACULTIES OF THE MEETING

The General Meeting will decide on all issues of its competence in accordance with the provisions of the Law and these Bye-laws, especially in the following cases:

1. The appointment and dismissal of the Directors.
2. The appointment of the Auditors.
3. The approval of the corporate management and, if appropriate, of the accounts for the previous year and the allocation of the results.
4. The increase and decrease of the capital stock.
5. The issue of debentures.
6. The amendment of the Corporate Bye-laws.
7. The winding-up, merger, split-off and restructuring of the Company.
8. Any other issue that the Board of Directors decides to submit to its consideration and decision.

Article 17.- TYPES OF GENERAL MEETINGS

General Meetings may be ordinary or extraordinary and will be summoned by the Board of Directors. The Ordinary Meeting must be summoned within the first six months of each year to approve the corporate management and, if appropriate, the accounts for the previous year, and to decide on the allocation of the results as well as on any other issue included in the Agenda. Any meeting different from the Ordinary Annual Meeting will be considered an Extraordinary Meeting.

Article 18.- SUMMONS

General Meetings must be summoned through an ad inserted in the Official Gazette of the Mercantile Registry and in any of the largest newspapers of the province at least fifteen days before the date fixed for the meeting. In the cases of merger and split-off the term will have to be at least of thirty days.

The ad will include the date of the meeting in first summons and the Agenda. If appropriate, the date of the second summons can also be included and such date will be twenty four hours after the date fixed for the meeting in first summons.

However, the Meeting will be considered summoned and validly constituted to discuss any subject provided that the whole capital stock is present and the attendants unanimously accept to hold the Meeting.

Any issues not included in the Agenda cannot be discussed at a General Meeting.

intérprete jurado
inglés - francés
avd. américa, 2 - tel. 91 725 57 68
28028 - madrid

Article 19.- QUORUM

The Ordinary or Extraordinary General Meeting will be validly constituted in first summons when the shareholders present or represented hold at least twenty five percent (25%) of the subscribed capital with voting rights. In second summons, the Meeting will be validly held irrespective of the capital present.

Article 20.- QUORUM. SPECIAL CASES

Notwithstanding the provisions of the previous article, to enable the Meeting to validly approve the issue of debentures, the increase or decrease of the capital stock, the restructuring, merger or split-off of the Company or any amendment to be introduced into the Bye-laws, at least fifty percent (50%) of the subscribed capital with voting rights must be either present or represented in first summons. In second summons, the presence of twenty five percent of the subscribed capital with voting rights will suffice.

In the case that the meeting is attended by shareholders that represent less than fifty percent of the subscribed capital with voting rights, the corporate resolutions referred to in this article can only be adopted through the favourable vote of two thirds of the capital present or represented at the Meeting.

Article 21.- ATTENDANCE RIGHT

General Meetings may be attended by shareholders who hold shares that represent at least a nominal value of euro 300, provided that such shares have been registered in their name in the relevant book five days before the date of the General Meeting and this is evidenced through the relevant attendance card or certificate issued by any of the entities of the *Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores* or in any other form admitted by the legislation in force.

Without prejudice to the above, shareholders who hold a lower number of shares may delegate their representation in a shareholder entitled to attend the Meeting or can group with other shareholders who are in the same situation until the necessary number of shares is reached. In such a case, they will be represented by one of them. The grouping must be a special one for each Meeting and duly evidenced in writing. Additionally, the vote related to proposals to issues included in the agenda may be delegated or exercised by the shareholders by mail, e-mail or any other remote

communications means that duly guarantee the identity of the shareholders and all subject to the provisions of the legislation in force.

The members of the Board of Directors will attend the General Meetings except if any duly justified reasons prevent such attendance. The managers and any other persons who have a direct interest in the proper course of the corporate business can be authorized by the Chairman of the Board of Directors to attend the General Meeting. This authorization can be extended to any other person that the Chairman of the Board considers appropriate.

Article 22.- REPRESENTATION

Any shareholder entitled to attend can be represent at the General Meeting by any other person. The representation can be granted in writing or through remote communications means that duly guarantee the identity of the shareholder to be represented and the representation must be especially granted for each Meeting, in accordance with the terms and within the scope set out by the Joint Stock Companies Law.

This last requisite will not be applicable when the representative is the spouse, ascendant or descendant of the shareholder represented; it will be neither applicable when the representative holds a general power that entitles him to administer the net worth owned in the national territory by the shareholder represented.

The representation can be always revoked. The personal attendance of the shareholder to the Meeting will represent an actual revocation.

The Chairman and the Secretary of the General Meeting will enjoy the broadest legal powers to admit the proxy and will only reject a proxy if it does not include the minimum requisites and such defect cannot be cured.

Article 23.- SUMMONS OF THE EXTRAORDINARY GENERAL MEETING

The Board of Directors can summon an Extraordinary General Meeting whenever the Board considers it appropriate for the corporate business. Such meeting will also be summoned when so requested by shareholders who represent five percent of the capital stock and indicate in their request the subjects to be discussed. In such a case,

the Meeting will be summoned and held thirty days after the date of the relevant warning letter forwarded to the Board of Directors. Such warning letter must necessarily include in the Agenda the issues that are the subject matter of the request.

Article 24.- INFORMATION RIGHT OF THE SHAREHOLDERS

Up to seven days before the date fixed for the meeting, shareholders may request from the directors any information or clarifications deemed necessary or present any questions in writing deemed appropriate and related to the subjects included in the agenda.

Shareholders may request any information or clarifications or present any questions in writing about the information available to the public and forwarded to the *Comisión Nacional del Mercado de Valores* after the holding of the last General Meeting.

The Directors will be obliged to provide information in writing up to the date on which the General Meeting will be held.

During the holding of the meeting, shareholders may verbally request any clarification or information considered appropriate about the subjects included in the agenda. In the case that it is not possible to deliver such information at that time, the directors will have to forward such information in writing within a term of seven days after the closing of the meeting.

The summons of the Ordinary General Meeting will state that any shareholder may obtain from the company, immediately and free of charge at the registered office, copies of the documents to be submitted for approval and of the audit report.

When amendments to the Bye-laws are to be discussed at the General Meeting, the summons, apart from any other information required by law, will include the right of all shareholders to inspect at the registered office the full text of the amendments proposed and of the relevant report and to request the delivery or the forwarding of such documents free of charge.

In the case of a capital increase or decrease, the issue of convertible debentures, merger or split-off of the Company, the information required by the law will have to be delivered.

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intérprete jurado
inglés - francés
avd. américa, 2 - tel. 91 725 57 68
28028 - madrid

Article 25.- CHAIRMAN AND SECRETARY OF THE MEETING. LIST OF ATTENDANTS

In the Ordinary and Extraordinary General Meetings, the Chairman and the Secretary of the Board of Directors will act as Chairman and Secretary of such Meetings. In the absence or impossibility to attend the meeting on the part of the Chairman, the meeting will be chaired by one of the Deputy Chairmen of the Board of Directors, following the relevant order if there are several Deputy Chairmen. In the case of non existence or absence of a Deputy Chairman, the senior Director will act as Chairman and, in the case of the same seniority, the older one will act as Chairman. In the absence or impossibility to attend the meeting on the part of the Secretary, a Deputy Secretary will act as Secretary, following the relevant order if there are several Deputy Secretaries and, in their absence, the junior Director will act as Secretary. In the case of the same seniority, the youngest director will act as Secretary.

The Board of Directors will appoint the Presiding Committee at the Meeting.

Once appointed and before discussing the Agenda, the list of attendants will be prepared, indicating the status or representation of each attendant and the number of own or third parties' shares represented. The number of attendants will be indicated at the end of the list, including those shareholders who cast their votes remotely in accordance with the provisions of the legislation in force, or by proxy, as well as the capital stock held by them. In accordance with the provisions of the Regulations of the Mercantile Registry, the list can be prepared either manually or incorporated into a recordable medium.

Once the list has been dressed, the Chairman will declare whether the requisites called for to validly constitute the Meeting have been complied with. Any doubts or claims presented in this respect will be solved by the Secretary. Subsequently, if appropriate, the Chairman will declare the Meeting validly constituted.

Article 26.- APPROVAL OF THE RESOLUTIONS

The resolutions of the Meeting will be approved by majority, except in the cases set out in these Bye-laws and in the legislation in force when a specific majority is required.

The Chairman will chair the Meeting so that the discussions are held in accordance with the Agenda and will solve any doubts raised about its contents; when deemed appropriate, the Chairman will give the floor to the shareholders that request it and will

withdraw the right to speak when he considers that a given subject has been sufficiently discussed or that this impairs the course of the meeting or that it has not been included in the Agenda; the Chairman will indicate when the voting of the resolutions will take place and will inform about the relevant result.

The voting will be by show of hands, if necessary, and the resolutions may be unanimously adopted by the Meeting, without prejudice to the provisions of the legislation in force in the context of the requisite of including in the Minutes any objections of shareholders, if any.

Each share present or represented at the General Meeting will give right to cast one vote, except in the case of shares without voting rights, in accordance with the law.

Article 27- MINUTES AND CERTIFICATES

The discussions and resolutions of the General Meeting will be included in the Minutes as well as all the information required by the Law and the Regulations of the Mercantile Registry. Once the Minutes have been approved in accordance with the Law, they will be incorporated into the Book of Minutes and signed by the Secretary with the approval of the Chairman or the persons who have acted at the Meeting as such.

The Minutes of the Meeting can be approved at the end of the Meeting by the Meeting itself or, alternatively, within a term of fifteen days by the Chairman and two Controllers, one representing the majority and the other one the minority shareholders.

The Minutes approved in any of these two manners will be enforceable as from the date of their approval.

The Secretary will be responsible for certifying the Minutes and the resolutions of the General Meetings, and of their execution and conversion into a public deed, with the approval of the Chairman and, if appropriate, of the Deputy Secretary. Furthermore any of the members of the Board of Directors expressly empowered to that effect, with his office in force and registered with the Mercantile Registry may convert the corporate resolutions into a public deed.

The Directors may require the presence of a Notary Public to take the Minutes of the Meeting and they will have to do so provided that this has been requested, five days before the date of the Meeting, by shareholders who represent at least one percent of the capital stock. The fees of the Notary Public will be paid by the Company. The certificate of the Notary Public will be considered the Minutes of the Meeting.

esther rincón del río
inglés - francés
avd. américa, 2 - tel. 91 725 57 68
28028 - madrid

Any shareholder may obtain at any time a Certificate of the resolutions and of the Minutes of the General Meetings.

Second Section.- BOARD OF DIRECTORS

Article 28.- THE BOARD OF DIRECTORS

The Board of Directors is the body in charge of managing, administering and representing the Company judicially and extra-judicially, with full powers, to carry out all the activities included in the corporate object and to exercise any powers not expressly reserved to the General Meeting by virtue of the Law or these Bye-laws, without prejudice to the faculties of the Shareholders' General Meeting.

Article 29.- COMPOSITION OF THE BOARD

The Board of Directors will be formed by the number of members determined by the General Meeting, with a minimum of 5 and a maximum of 15.

A Director does not need to be a shareholder.

The Board of Directors is empowered to provisionally cover any vacancies by legally appointing the relevant persons until the next General Meeting is held.

Those persons affected by any prohibitions or incompatibilities set out by the legislation applicable may not be appointed directors of the Company.

The Board will elect among its Directors a Chairman and one or more Deputy Chairmen who will replace the Chairman in case of delegation, absence or sickness and, in general, in all cases, functions or faculties that the Board considers appropriate. Furthermore, the Board will appoint among its members the persons who will form part of the Committees of the Board.

The Board will also appoint a Secretary and as many Deputy Secretaries as considered appropriate. The Secretaries do not have to be Directors. The Secretary and, if appropriate the Deputy Secretaries, may participate in the meetings but they will only vote if they are Directors.

The Secretary will be responsible for the custody of the Files, the Books of Minutes and any documents, vouchers and receipts of the Company.

Furthermore, the Secretary will draft the Minutes of the meetings which will be signed by him, with the approval of the Chairman of the relevant body, he will issue, subject to

the legal requisites on a case-by-case basis, the Certificates of the Minutes or of any other documents that must be authorized to fulfil the corporate object or at the request of a legitimate party, and will convert the corporate resolutions into a public document.

In any case, the Secretary will be responsible for the formal and material legitimacy of the actions of the Board, will monitor the compliance with the provisions issued by the regulatory bodies and, if appropriate, their recommendations, and will guarantee the respect of the procedures and regulations of the governing bodies of the Company and, especially, the rules of the Regulations of the Board.

There will be as many Deputy Secretaries as determined by the Board of Directors and their actions will be equivalent to the actions of the Secretary who will determine, in each case or in general terms, the occurrence of sufficient reasons to be replaced in his activities by a Deputy Secretary, provided that this is possible from a legal point of view.

In any case, the Secretary will be responsible for the supervision of the actions of the Deputy Secretary.

Article 30.- TERM OF OFFICE OF THE DIRECTORS

The members of the Board of Directors will hold their office for a term of five years from their respective appointment. The Directors may be reelected indefinitely.

Article 31.- SUMMONS AND QUORUM OF THE MEETINGS OF THE BOARD OF DIRECTORS

The Board will always meet when so required by the corporate interests and, at least, once every two months, subject to the prior summons of the Chairman.

The meeting will be summoned at least five days before the date of the meeting, except in case of urgency in the opinion of the Chairman. In such a case the meeting will summoned with a prior notice of 24 hours.

The Board will hold extraordinary meetings when so agreed by the Chairman or his representative. The Board will also meet at the request of at least three Directors.

The Board will be validly constituted, without a prior summons, if all the Directors are present or represented and unanimously accept to hold the meeting of the Board.

All the Directors must attend the meetings to be held, except in the case of justified reasons. The Directors absent may grant their representation to another Director, in writing and on a case-by-case basis.

For the resolutions of the Board to be valid, it will be necessary the personal attendance or the representation of half plus one of all the Directors; in the case of an odd number, it will be necessary that the number of Directors present, either personally or represented, is greater than the number of those absent.

In any case, the resolutions will be adopted by a majority of votes of the Directors attending the meeting, either present or represented, except in those cases that the law calls for the favourable vote of a higher number of Directors for certain resolutions to be valid.

It will be considered that the Directors present are those that physically are present at the meeting and those who personally participate through audiovisual media (as in the case of videoconference) that guarantee their effective participation in the meeting.

Votes in writing and without a meeting will be accepted when there are no objections on the part of the Directors.

The discussions and resolutions of the Board will be recorded in the Minutes signed by the Secretary, with the approval of the Chairman, or by those persons who have replaced them in the relevant meeting. The Minutes will be included or transcribed in the book of Minutes which can be different from the Book of Minutes of the Shareholders' General Meeting. In the case of votes in writing and without holding a meeting, the resolutions adopted and the votes cast in writing will also be included in the Book of Minutes.

Article 32.- MANAGEMENT COMMITTEE AND MANAGING DIRECTOR

The Board of Directors, with the vote of two thirds of its members, may indefinitely delegate, unless revoked by the same majority, in a Management Committee which will hold all or part of the faculties of the Board except those that cannot be delegated.

The Management Committee will be formed by not less than 3 and no more than 9 members appointed among the members of the Board of Directors of the Company. In any case and considering their offices, the Chairman of the Board and the Managing Director, if any, will form part of such Committee.

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The Committee will be chaired by the Chairman of the Board of Directors or by the person appointed by this body, and the Secretary will be the Secretary of the Board or the person appointed by it, who does not need to be a Director. The Secretary of the Committee will only be entitled to vote if he is a Director.

The Committee will be summoned by the Chairman. It will meet when deemed necessary in the interests of the company and regularly once a month, unless the Chairman does not consider it necessary. The Committee will take its decisions by a majority of its members present or duly represented by another Director who is a member of the Management Committee. In case of tie, the Chairman will have the casting vote. The Secretary will prepare the Minutes of each meeting.

The appointment and dismissal of each member of the Management Committee requires the vote of, at least, two thirds of the members of the Board of Directors.

With the vote of two thirds of its members, the Board may also delegate all its faculties and powers, except those that cannot be delegated by virtue of the Law or these Bye-laws, in one or several Managing Directors. The dismissal and the revocation of powers of the Managing Directors will require, at least, the favourable vote of two thirds of the members of the Board.

Article 33.- AUDIT AND CONTROL COMMITTEE

The Board of Directors will appoint an Audit and Control Committee formed by a minimum of three and a maximum of five external Directors appointed by the Board of Directors among its members. The Managing Directors may not form part of such Committee and neither those Directors who hold executive offices in the Company.

The Chairman of the Audit and Control Committee will be appointed by the Committee itself among its members for a maximum term of four years and can be reelected only once after a term of one year has lapsed since his dismissal.

The Secretary of the Audit and Control Committee will be the Secretary of the Board of Directors or one of its Deputy Secretaries.

The Audit and Control Committee will have the following tasks:

1. Through its Chairman, to inform at the Shareholders' General Meeting about the questions raised by the shareholders related to subjects that are the competence of the Committee.
2. To propose the Board of Directors, for its submission to the Shareholders' General Meeting, the appointment of the Auditor referred to in article 204 of the Joint Stock Companies Law and, if appropriate, the terms of the contract, the scope of the professional mandate and the revocation or renewal of the appointment.
3. To supervise the internal audit services.
4. To be acquainted with the financial information processes and the internal control systems.
5. To receive information from the Auditor related to issues that might impair its independence and any other issues related to the development process of the audit of the accounts, and to receive information and maintain with the Auditor the communications set out in the accounts audit legislation and the audit technical rules.
6. On a quarterly basis, to obtain from the Managing Director any issues that might be relevant for an efficient performance of the functions of the Committee.

The Committee will meet quarterly, duly summoned by the Chairman, and when so requested by at least three of its members, the Management Committee or the Managing Director.

The Audit and Control Committee will be validly constituted when the number of Directors present or duly represented exceeds the number of Directors absent and will approve its resolutions by a majority of those present. In case of tie, the Chairman will have the casting vote.

Article 34.- REMUNERATION

The remuneration of the Board will consist of attendance fees and the amount will be decided by the Shareholders' General Meeting every year or for the fiscal years established by the Meeting itself. Different attendance fees can be fixed for the different Directors.

The Directors who are members of the Committees of the Board of Directors will also receive attendance fees and the amount will be decided by the Shareholders' General Meeting every year or for the fiscal years established by the Meeting itself. Different attendance fees can be fixed for the different members of the Committees.

The remuneration as Director set out in this article will be compatible with the remaining professional or work remuneration of the Directors related to whatever executive or advisory services that they might render to the Company, other than the supervision and decision taking functions as Directors which will be subject to the applicable legal system.

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intérprete jurado
inglés - francés
avd. américa, 2 - tel. 91 725 57 68
28028 - madrid

TITLE IV.- FISCAL YEAR AND ANNUAL ACCOUNTS

Article 35. FISCAL YEAR

The fiscal year will coincide with the calendar year.

Article 36.- ACCOUNTANCY AND ANNUAL ACCOUNTS

In accordance with the provisions of the Mercantile Code, the Company must keep a proper accountancy in line with its activities that enables a chronological follow up of the operations and the preparation of inventories and balance sheets. The Accountancy Books will be authenticated by the relevant Mercantile Registry of the place of the registered office.

The Board of Directors will have to prepare within a maximum term of three months from the closing of the fiscal year the annual accounts, the management report and the proposal for the allocation of results. The annual accounts will include the balance sheet, the profit and loss account and the annual report. These documents, altogether, will be clearly drafted and show a true and fair image of the net worth, the financial situation and the results of the Company in accordance with the provisions of the law and the Mercantile Code and must be signed by all the members of the Board.

Article 37.- DEPOSIT OF THE ACCOUNTS WITH THE MERCANTILE REGISTRY

The month following the approval of the annual accounts, they will be filed with the Mercantile Registry along with the relevant certificate evidencing such approval and the allocation of the results, in accordance with the legal provisions.

Article 38.- ALLOCATION OF THE RESULTS

From the profits obtained each year, once the allocation to legal reserves and other provisions set out by the law have been covered, the Meeting may apply the amount considered appropriate to voluntary reserves, investment fund and any other legal provisions. If appropriate, the rest will be distributed as dividends among the shareholders on a pro rata basis of the capital paid up for each share.

The payment of interim dividends will be subject to the provisions of the law.

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intérprete jurado
inglés - francés
tel. 91 725 57 68
madrid

TITLE V.- WINDING-UP AND LIQUIDATION

Article 39.- WINDING-UP

The company will be wound up for the reasons set out by the law. Mergers and total split-offs are excluded from the winding-up period. In case of winding up, the liquidation will be the responsibility of the Directors who, as liquidators, will prepare the liquidation and distribution in accordance with the resolutions of the General Meeting and the legal provisions in force and in the case of an even number of Directors, the Meeting will appoint, by majority, another person as liquidator to obtain an odd number.

Article 40.- LIQUIDATION

Once all the creditors have been paid and the amount of their credits against the Company recorded and those not matured yet guaranteed, the remaining assets will be distributed among the shareholders in accordance with the law.

I, Esther Rincón del Río, Official Translator of English, hereby certify that the above text is a true and complete translation into English of a document in Spanish.

Dª Esther Rincón del Río, Intérprete Jurado de Inglés, certifica que la que antecede es traducción fiel y completa al inglés de un documento redactado en español.

Madrid, 17 de septiembre de 2003

Esther Rincón del Río
Official Translator of English and French

esther rincón del río
intérprete jurado
inglés - francés
avd. américa, 2 - tel. 91 725 57 58
28028 - madrid

Antena 3

03 SEP 30 AM 7:21

I, Carmen Rodríguez Martín, Non Director Deputy Secretary of the Board of Directors of Antena 3 de Televisión, S.A., with official address in San Sebastián de los Reyes (Madrid), Avda. Isla Graciosa no. 13, and V.A.T. no. A-78 839271

HEREBY CERTIFY

That the Shareholders' Extraordinary General Meeting of the company ANTENA 3 DE TELEVISIÓN, S.A. held on 5th March 2002 at the registered office of the company, approved with a favourable vote of 99.8372% of the capital stock present or represented at the Meeting and an unfavourable vote of 0.1628% of the capital stock present or represented the following

RESOLUTION

To approve the acquisition of 100% of the capital stock of Uniprex, S.A. and Cadena Voz de Radiodifusión, S.A., subject to obtaining all the relevant and necessary administrative authorizations.

To serve and avail as the occasion shall or may require, it is hereby stated that this resolution of the Shareholders' General Meeting has been contested before the Courts by two shareholders who represent a total of 0.1240% of the capital stock.

And in witness thereof, I issue and sign this certificate in San Sebastián de los Reyes, Madrid, this fifteenth day of September two thousand and three, with the approval of the Chairman.

THE DEPUTY SECRETARY

Meeting of the Board of Directors held on 18th January 2002.
Appointment of two Directors through cooptation: Telefonica Media Internacional y de Contenidos, S.A.U., (represented by Mr. Luis Abril Perez) and Gestora de Medios Audiovisuales Futbol, S.L.U., (represented by Mr. Juan Kindelan Jaquotot).
Deed dated 29th January 2002 granted before the Notary Public of San Sebastian de los Reyes, Mr. Emiliano Alvarez Buitrago, under number 300 of his official records.

EMILIANO ALVAREZ BUITRAGO
N O T A R I O
AV. ESPAÑA N° 16
San Sebastián de los Reyes
28700 (Madrid)
TFNO : 91 658 63 70

ACEPTACIÓN DE DIMISIONES DE CONSEJEROS, NOMBRAMIENTO DE CONSEJEROS, Y DE MIEMBRO DE LA COMISIÓN EJECUTIVA, OTORGADO POR "ANTENA 3 DE TELEVISION, S.A. "---

NÚMERO TRESCIENTOS ------------------------------

En SAN SEBASTIAN DE LOS REYES, mi residencia, a veintinueve de enero de dos mil dos.----------------

Ante mí, **EMILIANO ALVAREZ BUITRAGO,** Notario del Ilustre Colegio de Madrid,--------------------------

---------------------**COMPARECE:**---------------------

DOÑA CARMEN RODRIGUEZ MARTIN, mayor de edad, casada, domiciliada a estos efectos en esta localidad, Avenida Isla Graciosa sin número "Edificio Antena 3", titular del DOCUMENTO NACIONAL DE IDENTIDAD número 3.419.914-K.---------------------------------

Le identifico por medio de su D.N.I. exhibido y reseñado.--

---------------------**INTERVIENE**---------------------

En nombre y representación de **"ANTENA 3 DE TELEVISION, S.A.",** con C.I.F número A-78839271, domici-

liada en esta Localidad, Avenida Isla Graciosa, sin número, constituida por tiempo indefinido en escritura otorgada ante el Notario de Madrid, Don José Machado Carpenter, el día siete de junio de mil novecientos ochenta y ocho, y adaptados sus estatutos a la vigente legislación mercantil, mediante otra escritura autorizada por el mismo Notario, el día cinco de Julio de mil novecientos noventa y uno, número 2.108 de Protocolo; inscrita en el Registro Mercantil de Madrid, al tomo 1924, folio 108, hoja número M-34473.-------------------------------------

Actúa en virtud de su cargo de Secretario no Consejera de dicha sociedad, que asegura ejerce en la actualidad, y para el que ha sido nombrada por acuerdo elevado a público en la escritura otorgada ante el Notario de Madrid, Don Gabriel Baleriola Lucas, el dia 18 de agosto de 1.997, bajo el numero 3.725 de orden, que se inscribió en el Registro mercantil de Madrid, al tomo 3.487, folio 213, hoja numero M 34.473, inscripcion 60ª, cuya copia he tenido a la vista, transcribo los particulares siguientes:-

"... NÚMERO TRES MIL SETECIENTOS VEINTICINCO. ...= OTORGA.- PRIMERO.- Que en este acto solemniza y eleva a públicos los acuerdos adoptados por el Consejo

de Administración de la Sociedad **"ANTENA 3 DE TELEVISION, S.A."** en su reunión celebrada en el domicilio social el 18 de agosto de 1997 relativos: ... Nombramiento de nueva Secretaria no miembro del Consejo de Administración de la Sociedad a Doña María del Carmen Rodriguez Martin, cuyas circunstancias personales, aceptación del cargo y declaración de no incursión en incompatibilidades constan en la certificación protocolizada...."------------------------

Lo relacionado es cierto y los particulares insertos concuerdan fielmente son sus respectivos originales, de lo que doy fe a que me remito, sin que en lo omitido por innecesario haya nada que altere, limite, condicione o amplie o desvirtúe lo copiado.-

Asegura la señora compareciente que están vigentes sus facultades representativas y que no han variado las circunstancias de la sociedad que representa.--

Tiene, a mi juicio según interviene, la capacidad

legal necesaria para otorgar esta escritura de **ACEPTACIÓN DE DIMISIONES, NOMBRAMIENTO DE CONSEJEROS DELEGADOS, Y DE MIEMBRO DE LA COMISION EJECUTIVA** y, al efecto,--

---------------------- **OTORGA:** ----------------------

Que deja elevados a públicos los acuerdos adoptados en la reunión del Consejo de Administración de la Sociedad aquí representada, celebrada el dia dieciocho de enero de dos mil dos, los cuales constan en una certificaciòn expedida por la propia señora compareciente, como tal Secretario del Consejo, con el visto bueno del Presidente, Don Enrique Alvarez Pérez, cuyas firmas considero legítimas la cual me entrega en este acto **y la dejo unida a esta matriz** y, en su consecuencia:-------------------------------

Primero.- Deja aceptadas las dimisiones presentadas por **DON JUAN-JOSÉ NIETO BUESO** a su cargo de Consejero de la Compañía y miembro de la Comisión Ejecutiva; **y DON JUAN RUIZ DE GAUNA PELÁEZ** a su cargo de Consejero de la misma, agradeciéndoseles los servicios prestados en defensa de los intereses de la Sociedad. --

Segundo.- Deja nombrados nuevos Consejeros de la Sociedad, por el sistema de cooptación, cubriendo

las vacantes producidas por las dimisiones anteriores, a :--

- "**TELEFÓNICA MEDIA INTERNACIONAL Y DE CONTENIDOS, S.A.U.**", la cual ha designado como persona física que la represente en el ejercicio de tal cargo, a **DON LUIS ABRIL PEREZ**.------------------------

- Y "**GESTORA DE MEDIOS AUDIOVISUALES FÚTBOL, S.L.U.**", la cual ha designado como persona física que la represente en el ejercicio de tal cargo, a **DON JUAN KINDELAN JAQUOTOT**.------------------------

Las circunstancias de las mencionadas sociedades y de los indicados señores, constan en la certificación protocolizada con la presente escritura, la cual se dá aquí por reproducida íntegramente para evitar repeticiones innecesarias.------------------

Los señores Abril y Kindelan, presentes en la reunión del Consejo mencionada, aceptaron los cargos y manifestaron que ni las Sociedades por éllos representadas ni éllos mismos, están incursos en causa

alguna de incompatibilidad, incapacidad o prohibición legal .--------------------------------

Tercero.- Queda designado como miembro de la Comisión Ejecutiva de "ANTENA 3 DE TELEVISION, S.A.", a **"TELEFÓNICA MEDIA INTERNACIONAL Y DE CONTENIDOS, S.A.U.**, Consejero de la Compañía, cuyo representante es Don Luis Abril Pérez, el cual presente en la citada reunión del Consejo, aceptó el cargo en nombre de la Sociedad que representaba y en el suyo propio, y declaró que ni la Sociedad ni él mismo, estaban incursos en causa de prohibición o incompatibilidad previstas en la legislación vigente para el ejercicio del cargo. ---------------------------------------

Cuarto.- Y solicita del Señor Registrador Mercantil, su inscripción en los libros a su cargo. ------

------------**OTORGAMIENTO Y AUTORIZACIÓN:**------------

Hago de palabra las reservas y advertencias legales pertinentes, especialmente las del artículo 82 del Reglamento del Registro Mercantil.--------------

Le leo esta escritura, la encuentra conforme, se ratifica en su contenido y la firma conmigo el Notario que de cuanto se consigna en este instrumento público que queda extendido en tres folios de papel timbrado del Estado exclusivo para documentos nota-

riales, números el del presente y los siguientes en orden, DOY FE. Está la firma de la compareciente. Signado: Emiliano Alvarez Buitrago. Rubricado y sellado.--------------------------------------

-------------SIGUEN DOCUMENTOS UNIDOS--------------

CARMEN RODRÍGUEZ MARTÍN, Secretario no Consejero del Consejo de Administración de Antena 3 de Televisión, S.A., domiciliada en San Sebastián de los Reyes (Madrid), Avda. Isla Graciosa s/n, y con CIF nº A-78 839271,

CERTIFICO

PRIMERO.- Que, el día 18 de enero de 2002, se reunió el Consejo de Administración de ANTENA 3 DE TELEVISIÓN, S.A., que había sido convocado por quien suscribe, como Secretario, siguiendo instrucciones del Presidente, don Enrique Álvarez López, de conformidad con lo establecido en los Estatutos sociales.

La sesión del Consejo tuvo lugar en el domicilio social, Avda. Isla Graciosa s/n, San Sebastián de los Reyes (Madrid), y se encontraban presentes los siguientes Consejeros de la Sociedad:

<u>ASISTENTES</u>	
Presidente:	Don Enrique Álvarez López
Consejero Delegado:	Don Luis Velo Puig-Durán
Consejeros:	Don Jorge Calvet Spinatsch
	Don Joan David Grimà Terré
	Don Alejandro Kindelán Jaquotot
	Don Carles Vilarrubí Carrió
	Grupo Admira Media, S.A. (representada por Don Luis Blasco Bosqued)
	Producciones Multitemáticas, S.A. (representada por Don Luis Bastida Ibargüen)
	Telefónica Medios de Comunicación, S.A.U. (representada por Don Eduardo Alonso Conesa)
Secretario no Consejero:	Doña Carmen Rodríguez Martín

El Consejero don José Luis Díaz Fernández había excusado su asistencia, con delegación de voto en el Consejero Sr. Grimà. También había excusado su asistencia el Sr. Bellens, representante de RTL GROUP, S.A.

Asistieron, también, a partir del momento y a los efectos que luego se dirá, los señores don Luis Abril Pérez y don Juan Kindelán Jaquotot.

SEGUNDO.- Que en la reunión actuaron como Presidente y Secretario los titulares de ambos cargos: don Enrique Álvarez López y doña Carmen Rodríguez Martín.

TERCERO.- Que el orden del día de la reunión, que figuraba en su convocatoria, fue el que a continuación se transcribe:

<u>ORDEN DEL DÍA</u>

1º.- Lectura y aprobación, en su caso, del acta de la reunión anterior.
2º.- Toma de razón de las dimisiones presentadas. Propuestas.
3º.- Nombramiento de nuevo miembro de la Comisión Ejecutiva.
4º.- Informe de gestión.
5º.- Ruegos y preguntas.
6º.- Lectura y aprobación, en su caso, del acta de la sesión.

CUARTO.- Que, en esta sesión del Consejo de Administración, se adoptaron, por unanimidad los siguientes acuerdos, que se transcriben del acta de la reunión.

*__UNO.__- Aceptar la dimisión presentada por **don Juan José Nieto Bueso** de su cargo de Consejero de ANTENA 3 DE TELEVISIÓN, S.A. y miembro de la Comisión Ejecutiva, y por **don Juan Ruiz de Gauna Peláez** de su cargo de Consejero de ANTENA 3 DE TELEVISIÓN, S.A., agradeciendo los servicios prestados en defensa de los intereses de la Sociedad.*

__DOS.__- Nombrar como nuevos Consejeros de ANTENA 3 DE TELEVISIÓN, S.A., por el sistema de cooptación, cubriendo las dos vacantes producidas por las dimisiones de don Juan José Nieto Bueso y don Juan Ruiz de Gauna Peláez (aceptadas por el Consejo en la propia sesión), y por un período de cinco años, a las siguientes Sociedades, accionistas de la Compañía:

***Telefónica Media Internacional y de Contenidos, S.A.U.**, constituida por tiempo indefinido, mediante escritura autorizada por el Notario de Madrid don Francisco Arriola Garrote, el día 18 de mayo de 1999, con el número 703 de su protocolo, domiciliada en Madrid, Paseo de la Castellana número 141, Edificio Cuzco, con CIF nº A-82 342684, e inscrita en el Registro Mercantil de Madrid, tomo 14.306, folio 53, sección 8ª, hoja M-236007, inscripción 1ª.*
*Mediante escritura otorgada ante el Notario de Madrid don Emilio Recoder de Casso, el día 17 de enero de 2002, con el número 55 de su protocolo, dicha Sociedad ha designado como persona física que la represente en el ejercicio del cargo de Administrador en ANTENA 3 DE TELEVISIÓN, S.A. a **don Luis Abril Pérez**, de nacionalidad española, mayor de edad, casado, con domicilio, a estos efectos, en Madrid, Paseo de la Castellana número 141, Edificio Cuzco, y con DNI nº 13.042.053-H.*


25
PTA
VEINTICINCO PESETAS

***Gestora de Medios Audiovisuales Fútbol, S.L.U.**, constituida por tiempo indefinido, mediante escritura autorizada por el Notario de Madrid don Emilio López Mélida, el día 7 de noviembre de 1996, con el número 2.912 de su protocolo, domiciliada en Madrid, Paseo de la Castellana número 141, Edificio Cuzco, con CIF nº B-61 230330, e inscrita en el Registro Mercantil de Madrid, tomo 13.219, folio 117, sección 8ª, hoja M-214050, inscripción 1ª.*
*Mediante escritura otorgada ante el Notario de Madrid don. Emilio Recoder de Casso, el día 17 de enero de 2002, con el número 56 de su protocolo, dicha Sociedad ha designado como persona física que la represente en el ejercicio del cargo de Administrador en ANTENA 3 DE TELEVISIÓN, S.A. a **don Juan Kindelán Jaquotot**, de nacionalidad española, mayor de edad, casado, con domicilio, a estos efectos, en Madrid, calle José Ortega y Gasset, número 22, y con DNI nº 29.934.717-X.*

A efectos de la inscripción de este acuerdo en el Registro Mercantil se hace constar que:

4D4340884

TIMBRE DEL ESTADO

25 PTA 0,150253 €

1. Los Consejeros dimitidos cuyas vacantes se cubren por cooptación habían sido designados para el cargo por la Junta General de accionistas y por un período de cinco años.
2. Los nombramientos de los nuevos Consejeros deberán ser ratificados por la primera Junta General de accionistas que se celebre.

QUINTO.- Que, a invitación del Presidente, se incorporaron a la reunión don Luis Abril Pérez y don Juan Kindelán Jaquotot, quienes aceptaron el cargo de Consejeros de ANTENA 3 DE TELEVISIÓN, S.A., en nombre de las Sociedades que respectivamente representan y en el suyo propio, haciendo expresa manifestación de que ni dichas Sociedades ni ellos mismos están afectados por ninguna de las incompatibilidades, incapacidades o prohibiciones previstas en la legislación nacional y autonómica (Ley 12/95 de 11 de mayo y Ley 14/95 de 21 de abril de la Comunidad Autónoma de Madrid).

SEXTO.- Que, a continuación y también por unanimidad, se adoptó el siguiente

ACUERDO

*TRES.- Designar como miembro de la Comisión Ejecutiva de Antena 3 de Televisión, S.A. a **Telefónica Media Internacional y de Contenidos, S.A.U.**, Consejero de la Compañía, cuyo representante es **don Luis Abril Pérez**. El Sr. Abril Pérez, presente en la reunión, acepta el cargo, en nombre de la Sociedad que representa, y en el suyo propio, y declara que ni dicha Sociedad ni él mismo hallan incursos en ninguna de las causas de prohibición o incompatibilidad previstas en la legislación vigente para el ejercicio del cargo.*

SÉPTIMO.- Que el acta de la reunión fue redactada por el Secretario, leída a los asistentes, y aprobada por unanimidad.

Y, para que así conste, expido y firmo la presente certificación en San Sebastián de los Reyes (Madrid), a veintiuno de enero de dos mil dos.

Vº Bº
EL PRESIDENTE

25 PTA
VEINTICINCO PESETAS

TIMBRE DEL ESTADO

25 PTA. 0,150253 €

4D4340883

Es COPIA de su original, que obra en mi Protocolo corriente de instrumentos públicos bajo el número indicado, y yo, el Notario autorizante del mismo, la expido para la Sociedad representada en este acto, en San Sebastián de los Reyes, el mismo día de su otorgamiento, en seis folios timbrados de papel exclusivo para documentos notariales, serie 4D, números el del presente y los siguientes en orden de numeración. DOY FE.----------------------

0027333426

CONSEJO GENERAL DEL NOTARIADO ESPAÑOL

NOTARIADO EUROPA

NIHIL PRIUS FIDE

FE PÚBLICA NOTARIAL

REGISTRO MERCANTIL DE MADRID
P.º de la Castellana, 44 - 28046 MADRID

N.I.F. E-81458556

DOCUMENTO	2002702
PRESENTADO	8.150
DIARIO	1.177
ASIENTO	654

EL REGISTRADOR MERCANTIL que suscribe previo examen y calificación del documento precedente de conformidad con los artículos 18-2 del Código de Comercio y 6 del Reglamento del Registro Mercantil, ha procedido a su inscripción en el:

TOMO : 13.837 LIBRO : 0 FOLIO : 150
SECCION: 8 HOJA : M-34473
INSCRIPCION : 120

Madrid, 25 de FEBRERO de 2.002
EL REGISTRADOR,

BASE: SIN CUANTIA
HNOS. S/M: CIENTO CINCUENTA Y DOS EUROS CON SESENTA Y SEIS CENTIMOS

REGISTRO MERCANTIL DE MADRID
JESUS ALVAREZ BELTRAN

03 SEP 30 AM 7:21

Shareholders' Extraordinary General meeting held on 5th March 2002
Confirmation of the appointments of the Directors Telefonica Media Internacional y de Contenidos, S.A.U. and Gestora de Medios Audiovisuales Futbol, S.L.U., appointed through cooptation at the meeting of the Board held on 18th January 2002.
Deed dated 5th April 2002 granted before the Notary Public of San Sebastian de los Reyes, Mr. Emiliano Alvarez Buitrago, under number 1.263 of his official records.

Notaría de D. EMILIANO ÁLVAREZ BUITRAGO
NIHIL PRIUS FIDE
San Sebastián de los Reyes (Madrid)

03 SEP 30 7:21

4F5596787

EMILIANO ALVAREZ BUITRAGO
N O T A R I O
AV. ESPAÑA Nº 16
San Sebastián de los Reyes
28700 (Madrid)
TFNO : 91 658 63 70

-ESCRITURA DE RATIFICACION DE CONSEJEROS, AMPLIACION DE OBJETO SOCIAL, MODIFICACIÓN PARCIAL DE ESTATUTOS, ACEPTACIÓN DE DIMISIÓN Y NOMBRAMIENTO DE SECRETARIO, OTORGADO POR "ANTENA 3 DE TELEVISION, S.A."---

NÚMERO MIL DOSCIENTOS SESENTA Y TRES.-------------

En **SAN SEBASTIAN DE LOS REYES**, mi residencia, a cinco de abril de dos mil dos.---------------------

Ante mí, **EMILIANO ÁLVAREZ BUITRAGO,** Notario del Ilustre Colegio de Madrid,--------------------------

COMPARECE:

DOÑA MONICA MARTÍN DE VIDALES GODINO, mayor de dad, casada, vecina de Madrid, Paseo de la Castellana, número 141, titular del Documento Nacional de Identidad NÚMERO 50.820.772 h.----------------------

Le identifico por el DOCUMENTO NACIONAL DE IDENTIDAD reseñado y exhibido. ------------------------

INTERVIENE

En nombre y representación de **"ANTENA 3 DE TELEVISIÓN, S.A.",** con C.I.F número A-78839271, domici-

liada en esta Localidad, Avenida Isla Graciosa, sin número, constituida por tiempo indefinido en escritura otorgada ante el Notario de Madrid, Don José Machado Carpenter, el día siete de junio de mil novecientos ochenta y ocho, y adaptados sus estatutos a la vigente legislación mercantil, mediante otra escritura autorizada por el mismo Notario, el día cinco de Julio de mil novecientos noventa y uno, número 2.108 de Protocolo; inscrita en el Registro Mercantil de Madrid, al tomo 1924, folio 108, hoja número M-34473.---

Actúa como Secretario, no Consejero, del Consejo de Administración de dicha Sociedad, cargo que asegura ejerce en la actualidad, para el que ha sido nombrada por acuerdo que se ejecuta en este acto.---

La señora compareciente hace constar, que se dió la publicación prevenida a la convocatoria de la Junta relacionada, en el "BORME" el día 14 de febrero de 2.002 y en el periódico "EXPANSION", el día 15 de febrero de 2.002, según me ecredita con sendos ejemplares de los mismos, cuyas hojas en los que aparecen las mismas me entrega **y dejo unidos a esta matriz**.---

En el concepto en que interviene, tiene a mi jui-

cio, capacidad legal necesaria para otorgar esta escritura de **ELEVACION A PUBLICOS DE ACUERDOS SOCIALES** y, a tal efecto,-----------------------------------

E X P O N E ----------------------

Que en la Junta General Extraordinaria de Accionistas de la Sociedad, celebrada el día 5 de marzo de 2.002 y en la reunión del Consejo de Administración de 20 de marzo del mismo año, se adoptaron los acuerdos que constan en una certificación que, me entrega la señora compareciente, y **la dejo unida a esta matriz**, expedida por dicha señora tal Secretario del Consejo, con el visto bueno del Presidente, la Sociedad "GRUPO ADMIRA MEDIA, S.A.", representada por Don Luis Blasco Bosquet, y por la Secretario Saliente, Doña Carmen Rodríguez Martín, cuyas firmas considero legítimas; y en ejecución de los mismos, -

O T O R G A :----------------------

Que los eleva a públicos por medio de la presente y, en su consecuencia:-----------------------------

Primero.- Queda ratificado el nombramiento de Administradores, realizado por el Consejo de Administración en su reunión del día 18 de enero de 2.002, por el sistema de cooptación y por un período de cinco años, en la forma que consta en el acuerdo "Primero.- Ratificación de Consejeros", de la certificación protocolizada, la cual se dá aquí por íntegramente reproducida para evitar repeticiones innecesarias.---

Segundo.- Deja ampliado el objeto social y modificado el artículo 2° de los Estatutos Sociales, todo ello en la forma que consta en el acuerdo **"Segundo.- Ampliación de objeto social: Modificación del art. 2 de los Estatutos Sociales"** de la certificación protocolizada con la presente escritura, la cual como se ha dicho, se dá aquí por íntegramente reproducida para evitar repeticiones innecesarias.--

La señora compareciente acredita que se ha dado la publicaciòn prevenida en los periódicos "EXPANSIÓN" y "ABC", ambos del día dieciocho de marzo del año en curso, con sendos ejemplares de los mismos, cuyas hojas en los que aparecen las mismas me entrega y **dejo unidos a esta matriz.** -------------------

Tercero.- Deja aceptada la dimisión presentada

4F5596785

por DOÑA CARMEN RODRIGUEZ MARTIN a su cargo de Secretario del Consejo de Administración, agradeciéndola los servicios prestados. ---------------------

Cuarto.- Queda nombrada Secretario del Consejo de Administración, a la compareciente **DOÑA MONICA MARTÍN DE VIDALES GODINO**, quien presente en la reunión aceptó el cargo, declaró no encontrarse incursa en ninguna de las incompatibilidades previstas en la legislación estatal y autonómica.------------------

Quinto.- La Secretario del Consejo de Administración saliente, DOÑA CARMEN RODRÍGUEZ MARTÍN, firmó la certificación protocolizada con la presente escritura, dándose por enterada de todo lo acordado y renunciando al derecho de oposición que previene el artículo 111 del Reglamento del Registro Mercantil.---

Sexto.- Y solicita del Sr. Registrador Mercantil, inscriba los mismos en los libros a su cargo, incluso de forma parcial.--------------------------

OTORGAMIENTO Y AUTORIZACION---------

Hago de palabra las reservas y advertencias legales pertinentes, especialmente las del artículo 82 del Reglamento del Registro Mercantil, y que para su **inscripción, la mercantil deberá tener debidamente depositadas sus cuentas anules.**------------------

Le leo esta escritura, la encuentra conforme, se ratifica en su contenido y la firma conmigo el Notario, que de cuanto se consigna en este instrumento público que queda extendido en tres folios de papel timbrado del Estado exclusivo para documentos notariales, números el del presente y los anteriores siguientes en orden correlativo, que signo, firmo y rubrico, DOY FE. Está la firma de la compareciente. Signado: Emiliano Alvarez Buitrago. Rubricado y sellado.--

----

--------------SIGUEN DOCUMENTOS UNIDOS--------------

AGECAM, SOCIEDAD ANÓNIMA

Por acuerdo del Consejo de Administración de fecha 8 de febrero de 2002, se convoca Junta general extraordinaria de «Agecam, Sociedad Anónima», para el próximo día 11 de marzo de 2002, a las trece horas, en primera convocatoria, y para el día siguiente, 12 de marzo de 2002, también a las trece horas, en segunda convocatoria, en el domicilio social, sito en Albacete, calle Tesifonte Gallego, número 10, con arreglo al siguiente

Orden del día

Primero.—Nuevas líneas de actuación de la sociedad.

Segundo.—Información sobre nuevos proyectos energéticos.

Tercero.—Nombramiento y cese de Consejeros.

Cuarto.—Aprobación del acta.

Albacete, 11 de febrero de 2002.—El Secretario del Consejo de Administración.—5.013.

AGUTISA CONSTRUCCIONES, S. A.

(En liquidación)

En cumplimiento de lo establecido en el artículo 263 del Real Decreto Legislativo 1564/1989, de 22 de diciembre, por el que se aprueba el texto refundido de la Ley de Sociedades Anónimas, se hace público que en la Junta general extraordinaria y universal de accionistas de esta sociedad, celebrada el día 4 de diciembre de 2001, se acordó la disolución de la misma, de conformidad con lo establecido en el artículo 260 de ese mismo texto legal, abriéndose el período de liquidación, e igualmente, en cumplimiento de los acuerdos citados, se formalizó el nombramiento de don Ulyses Pascual García como Liquidador de la sociedad.

Coria, 31 de enero de 2002.—El Liquidador, Ulyses Pascual García.—4.373.

ANTENA DE TELEVISIÓN, S. A.

Junta general extraordinaria de accionistas

Por acuerdo del Consejo de Administración se convoca Junta general extraordinaria de accionistas, que se celebrará, en primera convocatoria, el día 5 de marzo de 2002, a las dieciocho horas, en el domicilio social, San Sebastián de los Reyes (Madrid), avenida Isla Graciosa, sin número, y, en su caso, en segunda convocatoria, el siguiente día 6 de marzo de 2002, a la misma hora y en el mismo lugar, a fin de deliberar y resolver sobre los asuntos comprendidos en el siguiente

Orden del día

Primero.—Ratificación de Consejeros.

Segundo.—Informe y aprobación, en su caso, de la adquisición de las compañías titulares de la cadena radiofónica «Onda Cero».

Tercero.—Ampliación del objeto social. Modificación del artículo 2 de los Estatutos sociales.

Cuarto.—Aprobación del acta de la Junta.

Requisitos para la asistencia a la Junta general: Tendrán derecho a asistir a la Junta general los señores accionistas titulares de acciones que las tuvieran inscritas en el libro registro de acciones con cinco días de antelación a aquel en el que haya de celebrarse la Junta. También tendrán derecho a asistir a la Junta los titulares de acciones que acrediten, mediante documento público, su regular adquisición de quien en el libro registro aparezca como titular.

Los accionistas que lo deseen pueden examinar y obtener en el domicilio social de la compañía, o solicitar a ésta que les sea remitida, de forma inmediata y gratuita, copia de los documentos que, en relación con el punto tercero, van a ser sometidos a la aprobación de la Junta.

Nota: La Junta se celebrará, previsiblemente, en primera convocatoria.

San Sebastián de los Reyes (Madrid), 11 de febrero de 2002.—El Secretario del Consejo de Administración, Carmen Rodríguez Martín.—5.038.

BILBAO BIZKAIA KUTXA

CONVOCATORIA DE ASAMBLEAS GENERALES ORDINARIA Y EXTRAORDINARIA

Por acuerdo del Consejo de Administración, adoptado en su sesión del día 24 de enero de 2002, y de conformidad con lo establecido en el artículo 31 de los Estatutos sociales, se convoca a los señores Consejeros generales de la institución a las Asambleas generales ordinaria y extraordinaria, que tendrán lugar, en primera convocatoria, el día 2 de marzo, sábado, a las doce y trece treinta horas, respectivamente, en el salón de actos del Instituto de Educación Especial de Ola, sito en Sondika (Bizkaia), y, en segunda convocatoria, a las doce treinta y catorce horas de dicho día y en el mismo lugar, con arreglo a los órdenes del día que se detallan:

Asamblea general ordinaria

Primero.—Constitución de la Asamblea.

Segundo.—Informe del Presidente.

Tercero.—Informe de la Comisión de Control.

Cuarto.—Examen y aprobación, si procede, de la Memoria, Balance anual y cuenta de resultados, del informe de gestión del Consejo de Administración y distribución de resultados correspondiente al ejercicio de 2001.

Quinto.—Obra benéfico social. Aprobación, si procede, de la gestión y liquidación ejercicio 2001, del presupuesto para 2002 y nuevas obras en colaboración.

Sexto.—Emisión de empréstitos. Autorización al Consejo de Administración.

Séptimo.—Ruegos y preguntas.

Octavo.—Aprobación del acta.

Asamblea general extraordinaria

Primero.—Constitución de la Asamblea.

Segundo.—Informe de la Comisión electoral y toma de posesión de los nuevos Consejeros.

Tercero.—Nombramiento de nuevos miembros titulares y/o suplentes del Consejo de Administración y de la Comisión de Control.

Cuarto.—Ruegos y preguntas.

Quinto.—Aprobación del acta.

Bilbao, 13 de febrero de 2002.—El Secretario del Consejo de Administración.—5.009.

CAIXA D'ESTALVIS DE CATALUNYA

Anuncio de Caixa d'Estalvis de Catalunya sobre la finalización del proceso electoral de los representantes de los impositores

De acuerdo con lo dispuesto en el Reglamento de procedimiento para la elección y designación de los miembros de los órganos de gobierno de la Caixa d'Estalvis de Catalunya, se fija la fecha del 15 de febrero de 2002 como la de finalización del proceso electoral de los impositores.

MEFF RENTA VARIABLE

CASTILLA SOFTWARE, S. L.
(Sociedad absorbente)

GABINETE CASTILLA, S. L.; CASTILLA SERVICIOS INFORMÁTICOS, S. A.; CASTILLA INGENIEROS LLEIDA, S. L.; GABINETE INFORMÁTICO CASTILLA, S. L.; ARAGESTIÓN INFORMÁTICA CASTILLA, S. L., Y GESTIONES CORPORATIVAS, TRANSACCIONES, RELACIONES EXTERNAS Y SERVICIOS, S. L.
(Sociedades absorbidas)

Las Juntas Generales Extraordinarias de Socios y Accionistas de "Castilla Software, S. L.", "Gabinete Castilla, S. L.", "Castilla Servicios Informáticos, S. A.", "Castilla Ingenieros Lleida, S. L.", "Gabinete Informático Castilla, S. L.", "Aragestión Informática Castilla, S. L." y "Gestiones Corporativas, Transacciones, Relaciones Externas y Servicios, S. L." aprobaron en sus sesiones válidamente celebradas el día 3 de diciembre de 2001 la fusión por absorción de "Castilla Software, S. L." como sociedad absorbente y "Gabinete Castilla, S. L.", "Castilla Servicios Informáticos, S. A.", "Castilla Ingenieros Lleida, S. L.", "Gabinete Informático Castilla, S. L.", "Aragestión Informática Castilla, S. L." y "Gestiones Corporativas, Transacciones, Relaciones Externas y Servicios, S. L." como sociedades absorbidas, con extinción, por disolución sin liquidación, de éstas y transmisión en bloque de todo su patrimonio a la sociedad absorbente, que adquiere por sucesión universal los derechos y obligaciones de las sociedades absorbidas.

La fusión se acordó sobre el proyecto de fusión depositado por los Administradores de CASTILLA SOFTWARE, S. L. en el Registro Mercantil de Tarragona el 20 de noviembre de 2001 e inscrito el 22 de noviembre de 2001, por los Administradores de GABINETE CASTILLA, S. L. en el Registro Mercantil de Barcelona el 14 de noviembre de 2001 e inscrito el 19 de noviembre de 2001, por los Administradores de CASTILLA SERVICIOS INFORMÁTICOS, S. A. en el Registro Mercantil de Madrid el 19 de noviembre de 2001 e inscrito el 27 de noviembre de 2001, por los Administradores de CASTILLA INGENIEROS LLEIDA, S. L. en el Registro Mercantil de Lleida el 16 de noviembre de 2001 e inscrito el 22 de noviembre de 2001, por los Administradores de GABINETE INFORMÁTICO CASTILLA, S. L., en el Registro Mercantil de Valladolid el 19 de noviembre de 2001 e inscrito el 20 de noviembre de 2001, por los Administradores de ARAGESTIÓN INFORMÁTICA CASTILLA, S. L. en el Registro Mercantil de Zaragoza el 16 de noviembre de 2001 e inscrito el 17 de noviembre de 2001 y por los Administradores de GESTIONES CORPORATIVAS, TRANSACCIONES, RELACIONES EXTERNAS Y SERVICIOS, S. L. en el Registro Mercantil de Tarragona el 20 de noviembre de 2001 e inscrito el 22 de noviembre de 2001.

Se anuncia, de conformidad con el artículo 242 de la Ley de Sociedades Anónimas, el derecho que asiste a los accionistas y acreedores de obtener el texto íntegro de los acuerdos adoptados y de los Balances de Fusión. Y en cumplimiento del Artículo 243 de la Ley de Sociedades Anónimas, el derecho que asiste a los acreedores de oponerse a la fusión en el plazo de un mes contado desde la fecha de publicación del tercer anuncio de fusión en los términos previstos en el artículo 166 de la Ley de Sociedades Anónimas. Dichos preceptos son de aplicación por remisión expresa del Artículo 94 de la Ley de Sociedades de Responsabilidad Limitada.

Reus, 15 de enero de 2002
EL SECRETARIO DEL CONSEJO DE ADMINISTRACIÓN DE CASTILLA SOFTWARE, S. L.

ANTENA 3 DE TELEVISIÓN, S.A.
Junta General Extraordinaria de Accionistas

Por acuerdo del Consejo de Administración, se convoca Junta General Extraordinaria de Accionistas, que se celebrará, en primera convocatoria, el día 5 de marzo de 2002, a las 18:00 horas, en el domicilio social, San Sebastián de los Reyes (Madrid), Avenida Isla Graciosa s/n, y en su caso, en segunda convocatoria, el siguiente día 6 de marzo de 2002, a la misma hora y en el mismo lugar, a fin de deliberar y resolver sobre los asuntos comprendidos en el siguiente

ORDEN DEL DÍA

1.- Ratificación de Consejeros.
2.- Informe y aprobación, en su caso, de la adquisición de las Compañías titulares de la cadena radiofónica ONDA CERO.
3.- Ampliación del objeto social: modificación del artículo 2 de los Estatutos sociales.
4.- Aprobación del acta de la Junta.

REQUISITOS PARA LA ASISTENCIA A LA JUNTA GENERAL

Tendrán derecho a asistir a la Junta General los señores accionistas titulares de acciones que las tuvieran inscritas en el Libro Registro de Acciones con cinco días de antelación a aquel en el que haya de celebrarse la Junta. También tendrán derecho a asistir a la Junta los titulares de acciones que acrediten, mediante documento público, su regular adquisición de quien en el Libro Registro aparezca como titular.

Los accionistas que lo deseen pueden examinar y obtener en el domicilio social de la Compañía, o solicitar a ésta que les sea remitida de forma inmediata y gratuita, copia de los documentos que, en relación con el punto Tercero, van a ser sometidos a la aprobación de la Junta.

San Sebastián de los Reyes (Madrid), 11 de febrero de 2002.
El Secretario del Consejo de Administración, Carmen Rodríguez Martín.
NOTA: La Junta se celebrará, previsiblemente, en primera convocatoria.

4F5596783

DÑA MÓNICA MARTÍN DE VIDALES, SECRETARIA DEL CONSEJO DE ADMINISTRACIÓN DE "ANTENA 3 DE TELEVISIÓN, S.A." CON DOMICILIO EN SAN SEBASTIÁN DE LOS REYES (MADRID), AVDA. ISLA GRACIOSA, S/N CON CIF- A 78 839271

CERTIFICA que el 5 de marzo de 2002, a las 18 :00 horas, en el domicilio social se celebró en primera convocatoria, Junta General Extraordinaria de Accionistas de "Antena 3 de Televisión, S.A.", habiendo sido convocada en legal forma por el Consejo de Administración mediante anuncio en el Boletín Oficial del Registro Mercantil de 14 de febrero de 2002 y en el periódico "Expansión" de 15 de febrero de 2002, con el contenido que seguidamente se transcribe:

Por acuerdo del Consejo de Administración se convoca Junta general extraordinaria de accionistas, que se celebrará en primera convocatoria el día 5 de marzo de 2002, a las dieciocho horas en el domicilio social San Sebastián de los Reyes (Madrid) avenida Isla Graciosa, sin número y, en su caso en segunda convocatoria, el siguiente día 6 de marzo de 2002, a la misma hora y en el mismo lugar a fin de deliberar y resolver sobre los asuntos comprendidos en le siguiente

Orden del día

Primero.- Ratificación de Consejeros
Segundo.- Informe y aprobación, en su caso de la adquisición de las compañías titulares de las cadenas radiofónicas "Onda Cero".
Tercero.- Ampliación del objeto social: Modificación del artículo 2 de los estatutos Sociales.
Cuarto.- Aprobación del acta de la Junta.

Requisitos para la asistencia a la Junta general: Tendrá derecho a asistir a la Junta los señores accionistas titulares de las acciones que las tuvieran inscritas en el libro registro de acciones con cinco días de antelación a aquel en que haya de celebrarse la Junta. También tendrán derecho de asistir a la Junta los titulares de acciones que acrediten, mediante documento público, su regular adquisición de quien en el libro registro aparezca como titular.

Los accionistas que lo deseen pueden examinar y obtener en el domicilio social de la compañía o solicitar a ésta que le sea remitida de forma inmediata y gratuita copia de los documentos que en relación con el punto tercero van a ser sometidos a la aprobación de la Junta.

Nota. La Junta se celebrará, previsiblemente en primera convocatoria..

San Sebastián de los Reyes (Madrid) 11 de febrero de 2002.- El Secretario del Consejo de Administración , Carmen Rodríguez Martín.

D. Emiliano Álvarez Buitrago, Notario del Ilustre Colegio de Madrid, asistió a la Junta aceptando el requerimiento realizado conforme al art. 114 del al Ley de Sociedades Anónimas, y levantó acta de la reunión, que una vez por él redactada no precisa aprobación por la Junta.

Actuaron como Presidente y Secretario de la Junta D. Luis Blasco Bosqued y Dña Carmen Rodríguez Martín respectivamente.

El Presidente de la Junta una vez examinados los datos de asistencia, que le habían sido proporcionados por los servicios de la sociedad formándose la lista de asistencia entregó al Sr. Notario un resumen del numero de socios concurrentes y representados y del capital presente que incorporó a la matriz del acta como documento unido número tres, del que se desprende que asistieron diez accionistas presentes que representan el 0, 1951% del capital social con derecho a voto y veinticinco accionistas representados que representan el 97,5413 % del capital social con derecho a voto, lo que supone que estuvo presente el 97,7364 % del capital social con derecho a voto.

Habiendo quórum suficiente el Sr. Presidente declaró validamente constituida la Junta y a lo largo de la reunión se adoptaron entre otros los siguientes acuerdos:

Primero.- Ratificación de Consejeros.

Por mayoría del 99,9264 del capital presente, se ratificaron los nombramientos de Administradores realizados por el Consejo de Administración de la Sociedad, en su reunión de día 18 de enero de 2002, por el sistema de cooptación y por un período de cinco años, para cubrir las dos vacantes producidas por las dimisiones previas de Don Juan José Nieto Bueso y Don Juan Ruiz de Gauna Peláez. Estos nombramientos son:

"Telefónica Media Internacional y de Contenidos, S.A.U.", representada en el ejercicio del cargo de Administrador de "Antena 3 de Televisión, S.A." por D. Luis Abril Pérez.

"Gestora de Medios Audiovisuales Fútbol, S.L.U." representada en el ejercicio del cargo de Administrador en "Antena 3 de Televisión, S.A." por Don Juan Kindelán Jaquotot."

Segundo.- Ampliación del objeto social: Modificación del art. 2 de los Estatutos Sociales.

Por mayoría del 99,8372 del capital presente , se aprobó la modificación del artículo 2° de los Estatutos, para la ampliación del objeto social de la compañía en los siguientes tres nuevos apartados:

1. La explotación de servicios de radiodifusión sonora en cualquiera de sus modalidades de difusión.

2. La explotación de medios de comunicación impresos en cualquiera de sus modalidades.

3. La explotación de medios de comunicación en soportes informáticos e interactivos en cualquiera de sus modalidades, y en internet.

En consecuencia, la nueva redacción del art. 2 de los Estatutos Sociales sería la resultante de insertar estos tres nuevos apartados en el lugar más idóneo de la redacción actual, quedando redactado de la siguiente manera:

"**Artículo 2.- OBJETO SOCIAL.** La Sociedad tiene por objeto:

1. La gestión indirecta del Servicio Público de la Televisión, con arreglo a los términos de la concesión de la que es titular.

2. La explotación de servicios de televisión en cualquiera de sus modalidades de difusión.

3. La explotación de servicios de radiodifusión sonora en cualquier de sus modalidades de difusión.

4. La explotación de medios de comunicación impresos en cualquiera de sus modalidades.

5. La explotación de medios de comunicación en soportes informáticos e interactivos en cualquiera de sus modalidades, y en internet.

6. La producción, compra, venta, alquiler, edición, reproducción, importación, exportación, distribución, exhibición, financiación de toda clase de obras audiovisuales en cualquiera de sus modalidades y cualquiera que sea su soporte técnico, susceptibles de su difusión cinematográfica, televisiva, en vídeo o por cualquier otro medio audiovisual.

7. La organización, producción y difusión de espectáculos o acontecimientos informativos, deportivos, taurinos, musicales, culturales o de cualquier otro tipo, así como la adquisición y comercialización de toda clase de derechos sobre los mismos.

8. La realización de actividades y la prestación de servicios, estudios, análisis, promoción, programación, proceso de datos e informes, por cualquier procedimiento, relacionados con cualquier actividad de comunicación, incluyendo en todo caso las referentes a los servicios de cualquier modalidad de televisión.

9. La elaboración de estudios, informes o análisis de cualquier clase en relación con empresas, medios y sistemas de comunicación, y especialmente sobre televisión, vídeo, cine y multimedia.

10. Las tareas de intermediación en los mercados de derechos de propiedad intelectual o industrial de cualquier clase, así como en cualesquiera actividades relacionadas directa o indirectamente con la publicidad, el marketing, el merchandising y otras actividades comerciales.

11. La realización y ejecución de proyectos publicitarios y las tareas relacionadas con la contratación, mediación y difusión de mensajes publicitarios en cualquiera de sus formas posibles.

12. La promoción y venta a distancia, en la modalidad de club, por correo, teléfono, televisión o por cualquier medio informático o audiovisual, en cualquier tipo de soporte, de cualquier producto o servicio.

13. La adquisición y explotación por cuenta propia o ajena de todo tipo de equipos, aparatos, elementos, instalaciones y procedimientos técnicos relacionados con las actividades anteriores, incluyendo la licencia de patentes o asistencia de tecnología.

Las actividades enumeradas podrán ser desarrolladas por la sociedad total o parcialmente, de modo indirecto, mediante la participación en otras sociedades con objeto análogo.

Quedan excluidas todas aquellas actividades para cuyo ejercicio la ley exija requisitos especiales que no quedan cumplidos por esta Sociedad.

Tercero.- Ejecución y formalización de los acuerdos adoptados

Por mayoría de 99,8372 % del capital presente, se acuerda facultar al Presidente Don Luis Blasco Bosqued, al Consejero Delegado, D. Luis Velo Puig-Dura, y al Secretario no Consejero, Dña Carmen Rodríguez Martín, para que cualquiera de ellos, indistintamente, pueda realizar cuantos actos sean procedentes en relación con todos los acuerdos adoptados en esta Junta, en orden a su inscripción en el Registro Mercantil y en cualquiera otros Registros, incluyendo, en particular y entre otras facultades, la de comparecer ante Notario para otorgar las escrituras y actas notariales necesarias o convenientes a tal fin, solicitar la inscripción parcial y formalizar cualquier otro documento público o privado que sea necesario para la inscripción de los acuerdos, incluyendo escrituras de ratificación, subsanación, aclaración o rectificación.

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Antena 3

CERTIFICA asimismo que el 20 de marzo de 2002 se celebró Consejo de Administración de la Sociedad, en el domicilio social, San Sebastián de Los Reyes (Madrid), Avda. Isla Graciosa s/n, convocado en legal forma con la asistencia personal o representada de los siguientes Consejeros: "Grupo Admira Media, S.A"representada por D. Luis Blasco Bosqued, D. Luis Velo Puig – Duran, "Telefónica Media Internacional y de Contenidos, S.A." representada por D. Luis Abril Pérez,"Gestora de Medios Audiovisuales Fútbol, S.L" representada por D. Juan Kindelán Jaquotot,"Producciones Multitemáticas, S.A" representada por D. Luis Bastida Ibargüen, "Telefónica Medios de Comunicación, S.A."representada por D. Eduardo Alonso Conesa, D. Carles Vilarrubí Carrió (por D. Luis Blasco Bosqued), D. Jorge Calvet Spinach (por D. Luis Blasco Bosqued) y D. Joan David Grima Terré.

Iniciada la sesión, el Consejero D. Joan David Grimà Terré comunicó que, por motivos personales, debe dejar la reunión, y delegó su representación en el Sr. Luis Blasco Bosqued.

Comprobada la existencia de quórum suficiente, se inició la deliberación sobre los distintos puntos del orden del día anunciado, **adoptando por unanimidad los siguientes acuerdos:**

Primero.- Aceptación de la dimisión de Secretario del Consejo y nombramiento de nuevo Secretario.

1. - Aceptar la dimisión de Dña. Carmen Rodríguez Martín como Secretaria del Consejo de Administración, presentada en la ultima sesión de la Comisión Ejecutiva, celebrada con anterioridad a este Consejo de Administración.

Todos los Consejeros presentes reconocieron y agradecieron la dedicación y la labor realizada por Doña Carmen Rodríguez y solicitaron expresa constancia en el acta de ese agradecimiento.

2. - Nombrar como Secretaria del Consejo de Administración a Dña. Mónica Martín de Vidales Godino, mayor de edad, casada, con domicilio a estos efectos en Madrid, paseo de la Castellana, 141, con NIF- 50.820.772 H.

Dña Mónica Martín de Vidales estando presente en la reunión aceptó el cargo y declaró no encontrarse incursa en ninguna de las incompatibilidades de las previstas en la legislación estatal y autonómica.

Segundo.- Acta

Aprobar el acta al final de la sesión.

Antena 3

Y para que así conste y surta los efectos oportunos expide la presente certificación con el visto bueno del Presidente, "Grupo Admira Media, S.A." representada por D. Luis Blasco Bosqued, en Madrid, a 3 de abril de 2002.

V°B° Presidente

Secretario entrante
Dña. Mónica Martín de Vidales

Secretario saliente
Dña Carmen Rodríguez Martín

ENTREVISTA ■ **CÁNDIDO MÉNDEZ** SECRETARIO GENERAL DE UGT

abrí un proceso de consulta y aporté mi propuesta de comisión ejecutiva con una semana de antelación, para así podernos centrar más en el debate sobre qué hacer con el sindicato, porque hasta este congreso todo esta-

nuestra visión estratégica. Tal vez no lo explicamos bien. En los medios de comunicación y en la opinión pública, el término socialista es una definición partidaria, no un modelo de concebir la vida. Lo que hemos hecho es afianzar nuestra singularidad e independencia de los partidos políticos de la izquierda, y también combatir una idea que ha hecho mella, como es el silogismo jesuítico de que el grado de independencia de un sindicato se mide por lo bien que se lleve con el Gobierno del PP. Si uno se lleva bien con el Gobierno del PP no se es ni independiente ni autónomo.

—También se ha revisado el concepto de clase trabajadora.

—Lo que considerábamos clase trabajadora ayer es lo mismo, pero es distinto, es mucho más amplio y diverso. Se puede decir que la clase trabajadora es la clase media en gran medida. Las grandes contradicciones de clase están a nivel mundial. El Tercer Mundo ya no es un concepto geográfico ni racial, sino una situación existencial, que también se encuentra en el Primer Mundo ante la impotencia de muchos colectivos de poder salir de la miseria.

—Por tanto, ¿UGT sigue siendo un sindicato socialista?

—Naturalmente. Yo me siento profundamente socialista, pese a que en el ámbito internacional ese término se ha ido deteriorando porque se le ha equiparado con el socialismo real. Nuestra visión del socialismo ha estado siempre muchísimo más vinculada a la visión democrática y reformadora e identificada con la dignidad del trabajo. El socialismo lo considero como una concepción de la vida.

Menor respaldo

—¿A qué se debe el menor respaldo que ha obtenido la ejecutiva?

—Eso no me preocupa. A mí del resultado de las votaciones lo único que me ha preocupado es que en la organización todavía falta un poco de reconocimiento a la labor de otros

a la UGT»

[...] equipo es la clonación, pero resulta que hasta la oveja Dolly tiene problemas de artritis. Yo prefiero tener un equipo diverso, con gente que tiene criterios y que suscita discusiones. Creo que el equipo debe ser una referencia en el sindicato. Éste es un trabajo colectivo. En lo único que he tomado una decisión, meditada y consciente, es en la necesidad de configurar una comisión ejecutiva donde hubiera seis ugetistas mujeres y siete ugetistas hombres. Ahí sí me he peleado. Estas decisiones o se toman o se inspiran por arriba o si no no se consigue.

Objetivos para cuatro años

—El programa de acción quiere dar visibilidad a la necesidad de los trabajadores y de sus familias. Hay una apuesta por mejorar la situación de la familia de los trabajadores. Sabemos que hay problemas desde el punto de vista económico, aunque cuesta trabajo entenderlo, porque cuando se habla de seguridad si hay que desplegar tres mil agentes de la Poli-

36 Europ.Equity Grow.B	—	-5,94	-0,26	4,11		-/-	36.218	1,25	Morgan Stanley
37 Arcalia Bolsa	-5,35	-5,94	3,31	6,03	15,28	2/-	39.984	2,15	Arcalia Inversiones
38 MS Euro Acciones	3,51	-5,98	-1,67	3,54	16,57	4/-	161.554	1,90	Morgan Stanley
39 General Bolsa	-20,18	-6,21	2,38	5,49	16,59	-/-	5.824	2,38	Privat Bank Patrim.
40 JPMF Eur Sel L Cap B-EUR	0,31	-6,25	-1,37	3,13	16,38	-/-		1,30	JPMorgan Fleming
41 Previbolsa	5,26	-6,27	-1,54	4,45	18,64	4/-	92.996	0,30	Morgan Stanley
42 MST European Fund	0,57	-6,32	-0,05	3,63	17,29	4/A	1.097.308	1,20	Merrill Lynch Investment
43 CS E.Euro Blue Chips	-5,16	-6,39	-1,80	3,62	14,67	2/-	1.444.099	1,92	Credit Suisse Asset M.
44 Oyster European Quality G	—	-6,44	0,50	2,11		-/-		1,50	OYSTER
45 Euro Equity B	—	-6,44	1,80	3,61		-/-	294.337	1,25	Schroder Inv. M.
46 JPMF Eur Sel L Cap A-EUR	-0,80	-6,53	-1,36	3,18	16,39	3/-		1,70	JPMorgan Fleming
47 BIF European Equity	—	-6,62	0,13	4,64	19,74	-/-	164.050	0,70	Barclays F.
48 CL Bolsas Europeas	—	-6,63	1,66	3,54		-/-	9.004	2,30*	Caja Laboral G.
49 ACMGI European Growth A	—	-6,75	2,30	5,57		3/-	123.957	0,10	ACM Interna.
50 UBS Eq. Fund Europe	—	-6,79	-1,05	3,70	16,13	-	1.120.128	1,80	UBS España
51 SMB Bolsa 1	-12,16	-6,80	-1,25	3,40	16,64	1/-	60.388	1,70	Bansabadell I.
52 ACMGI European Grth C2	—	-6,84	2,16	5,51	15,94	-/-	597	1,10	ACM Interna.
53 Newton Conti.Europ.	6,72	-6,89	1,22	3,82	17,46	1/-	922.063	2,00	Mellon Global Investmts
54 AMF European Equity	—	-7,10	-1,32	4,15		-	4.377	1,60	Union Invest. F. Mngmt
55 Mellon N. Cont. E.	—	-7,21	1,35	3,61		-/-	572.509	2,00	Mellon Global Investmts
56 Segurfondo Dinamico Europ	—	-7,32	-1,95	3,57		-/-	18.465	1,20	Inverseguros G.
57 CB Europe Basket (N)	—	-7,33	-1,24	—		-	288.160	1,80	AFINA Indices Commerzb.
58 UFKBL Noveurope	—	-7,41	-1,77	3,53		-	22.749	1,60*	Urquijo Grupo KBL
59 European Equity P	6,20	-7,44	-0,89	3,83	16,73	4/AA		1,00	ING Inv.Manag.(CLP)
60 ACMGI European Grwth B	—	-7,53	2,16	5,51	16,27	3/-	148.603	0,10	ACM Interna.
61 BBVAL European Equity	3,71	-7,61	-1,72	3,82	15,07	-		1,75*	BBVA Gestinova Capital
62 European Market C. -A	0,87	-7,67	-1,62	2,95	17,28	4/-	233.825	1,25	Schroder Inv. M.
63 Madrid Bolsa Europea	-7,79	-7,72	-1,72	2,86	16,47	1/-	92.195	1,92*	Gesmadrid S.A.
64 Bankoyme Eurotop	-5,91	-7,83	-2,37	3,17	14,17	2/-	4.968	1,45*	Bankoyme
65 BK Bolsa Europa	-14,32	-7,90	-2,01	3,65	15,19	1/-	151.702	1,90*	Gesbankinter
66 Urquijo Eurobolsa 50	-2,12	-7,91	-1,25	3,37	15,64	-	34.886	1,40	Urquijo G.
67 European Equity X	—	-8,00	-0,92	3,81	19,36	-/AA		1,70	ING INV.MANAG. (CL.X)
68 C.Ing. In. Europ.D.J	-4,91	-8,07	-3,53	3,55	15,60	2/-	19.919	2,65	Credines S.A.
69 European Market C. -B	—	-8,22	-1,73	2,90	17,14	4/-	55.284	0,00	Schroder Inv. M.
70 Ibercaja Bolsa Europa	-5,89	-8,26	-1,47	4,05	17,32	2/-	64.597	1,90*	Ibercaja Gestión S.A.
71 CB European Equity (N)	—	-8,64	-2,06	2,73		-/-	9.104	2,08	AFINA, G. Commerzbank
72 JB Europe Leading Stock B	—	-8,66	-1,40	3,73		3/-		1,60	Julius Baer Inv. Funds
73 JB Europe Stock B	—	-8,68	-1,03	3,94		3/-		1,60	Julius Baer Inv. Funds
74 Sant. Acciones Europeas	-4,98	-8,91	-1,60	3,87	16,15	2/-	299.377	2,00*	SCH Gestion
75 CAN Euronavarra	-1,82	-8,94	-1,29	3,72	16,26	3/-	26.933	2,40	Gesnavarra
76 Barclays Bolsa Europa	-3,87	-8,98	-1,46	3,68	16,06	2/-	206.180	1,75*	Barclays F.
77 CS IndexMatch EuroStoxx50	—	-9,03	-2,57	4,64		-/-	1.145.697	0,80*	Credit Suisse Asset M.
78 WLB Compass European Eqty	-0,67	-9,14	-1,15	2,68	17,04	-	13.973	0,75*	WestAM
79 BBVA Crecimiento Europa	-0,49	-9,40	-1,70	4,68	24,97	3/-	332.091	2,10*	BBVA Gestión
80 BSN BANIF RV Europea	0,38	-9,42	-1,30	3,93	16,67	-/-	15.520	0,85*	BSN BANIF
81 Ejecutivos Eurofond	-6,20	-9,43	-0,95	3,62	17,15	2/-	3.017	2,15	Inversafei
82 Parvest Europe	-3,92	-9,72	3,60	3,04	15,24	2/-	516.004	1,50	BNP-PARIBAS A. Mgmt.
83 Euro Equity EUR C	—	-9,76	-1,23	3,33		-		1,75*	Dresdner Asset M.
84 JPMF Europ Str Grw A-EUR	—	-9,82	0,00	2,01		-/A		1,50	JPMorgan Fleming
85 Fondega Global	-21,43	-9,86	-1,91	3,20	13,44	1/-	15.175	2,38	Urquijo G.
86 Safei Europa	0,34	-9,88	-0,70	3,20	17,10	3/-	83.791	1,90	Inversafei
87 SCH Acc. Europeas	—	-10,19	-1,42	3,75		-/-	78.486	0,50*	SCH Gestion
88 Pan European Eq. EUR C	—	-10,23	-0,56	2,64		-		1,75*	Dresdner Asset M.
89 Fonbilbao Eurobolsa	-6,87	-10,25	-2,58	4,30	16,14	2/-	39.824	1,90	Seguros Bilbao
90 Parvest Europe (L)	—	-10,41	-2,18	2,99		-/-	516.004	1,50*	BNP-PARIBAS A. Mgmt.
91 European E. Gdp Wtd-A	2,26	-10,62	-0,91	3,34	19,84	4/AA	121.048	1,25	Schroder Inv. M.
92 S.F. Equities Europe	-9,61	-10,66	-0,61	3,40	16,06	1/-	48.217	1,00	SGAM Sog. Fund Equitie
93 BSN BANIF Acciones Europ	-29,92	-10,75	-1,37	3,87	17,19	1/-	39.534	2,40*	BSN BANIF
94 Ubam-European Equity	-12,91	-10,78	-2,75	4,03	17,04	-	90.914	1,60	Ubam
95 Mellon N. Pan-Europ.	—	-10,80	-1,19	2,13		-/-	142.072	2,00	Mellon Global Investmts
96 Fondma. Bolsa Europa	-4,09	-10,81	-2,99	3,13	18,35	3/-	126.466	2,45*	Mapfre Inv.
97 A. Corp. Eurofondo	-12,11	-10,85	-4,30	1,11	20,69	2/-	60.918	2,10*	Ahorro Corp. Gestion
98 Newton Pan-Euro.	34,77	-10,85	-1,30	2,35	21,37	5/-	228.816	2,00	Mellon Global Investmts
99 LIP Euro Equity	-5,03	-10,91	0,07	4,04	16,33	2/-		1,50	Lloyds Tsb Bank
100 European E. Gdp Wtd-B	—	-11,15	-1,04	3,24	19,79	4/AA	68.336	0,00	Schroder Inv. M.
101 Dexia Eq L. Euro 50	2,41	-11,16	-2,11	4,01	19,71	3/-		1,00	Iberagentes G. C. (Dexia)
102 Oyster Europe Value B	5,85	-11,16	2,58	3,54	17,21	3/-		1,60	OYSTER
103 KutxaValorEURO	-13,45	-11,23	-2,50	-0,14	17,01	1/-	120.300	2,65*	Kutxagest
104 Sabadell Acciones Europa	—	-11,42	-0,77	4,05		-/-	159.652	0,10	Bansabadell I.
105 DB Europa B.	-11,14	-11,45	-0,06	4,73	22,24	2/-	215.153	2,10	Deutsche Bank G.
106 CAF Euro Stocks	4,96	-11,60	0,26	4,10	20,64	-	244.429	1,25	Credit Agricole Fondos
107 Behavioural Fin Europa	—	-11,65	1,24	3,39		-/-	3.054	1,50*	ABN-AMRO Funds
108 Girobolsa	-29,21	-11,76	-3,08	3,75	15,45	1/-	3.332	2,40	Gesgirona
109 Fondonorte Eurobolsa	-11,31	-12,15	-1,28	4,49	18,92	1/-	23.683	2,08	GesNorte
110 BNP Bolsa Europea	-0,88	-12,16	-3,33	3,50	17,63	4/-	52.441	1,93	BNP Paribas Gest. de Inv.
111 BBVA Oportunidades Europa	36,09	-12,18	-2,75	4,01	35,19	4/-	191.193	2,35*	BBVA Gestión
112 Banesto Bolsas Europ.	-14,26	-12,33	-3,38	4,22	17,65	1/-	101.717	2,35*	Banesto
113 Sabadell Europa Bolsa	-23,28	-12,37	-1,07	3,71	17,95	1/-	158.746	2,00	Bansabadell I.
114 Zurich Euroacciones	—	-12,45	-1,12	3,69		-	4.917	2,05	Bansabadell I.
115 CAF Europa Sector Selec.	—	-12,61	1,10	4,04		-	113.062	1,30	Credit Agricole Fondos
116 CB Europ.Growth Eq.(N)	—	-12,62	-1,46	2,29		-/-	2.961	2,08	AFINA, G. Commerzbank
117 Acc. Europa Crecimiento	—	-12,82	-3,60	3,84		-/-	167.179	1,35*	ABN-AMRO Funds
118 BSN BANIF Oportu.Europeas	-11,39	-12,92	3,88	4,31	16,05	2/-	4.672	2,40*	BSN BANIF
119 Sant. Euroacciones	-22,91	-12,92	-3,47	4,15	17,14	1/-	148.852	2,50*	SCH Gestion
120 Oyster Europe Value A	—	-13,17	1,95	3,46		-/-		0,00	OYSTER
121 AmEx-Epic A Euro Eqty	—	-13,25	-0,35	3,25	17,73	3/AA	136.034	1,25*	American Express Funds
122 BSN BANIF Acciones Euro	-16,71	-13,33	-3,56	4,17	17,54	1/-	132.729	1,80*	BSN BANIF
123 BSN BANIF RV Española	-15,57	-13,55	-1,15	5,92	19,00	2/-	71.367	0,85*	BSN BANIF
Mellon Pan Europ Eq EUR A	—	—	—	—		-	0	2,00	Mellon Global Investmts
F Eur SMCGwth EUR A acc	—	—	—	—		-		1,00	Franklin Templeton I. F.
F Eur SMCGwth EUR BXa	—	—	—	—		-		1,00	Franklin Templeton I. F.

Europa (Centro&Este)

1 CS Equity Eastern Europe	51,24	41,99	13,53	4,41	31,05	3/-	119.532	1,92	Credit Suisse Asset M.
2 UniEasternEurope	—	41,88	22,63	9,23	31,37	-	152.902	1,77	Union Invest. F. Mngmt
3 JPMF Em Europe Eq A-USD	57,22	41,82	20,06	7,26	34,64	-/A		1,50*	JPMorgan Fleming
4 S.F.Eq. Eastern Europe	—	39,33	17,45	5,90	29,44	3/-	31.494	1,50	SGAM Sog. Fund Equitie
5 CB Europ.Em.Mkt Eq. (N)	—	36,57	15,78	6,39		-/-	1.151	2,22	AFINA, G. Commerzbank
6 Acciones Europa Este	58,38	35,19	14,53	3,74	30,08	3/-	196.374	1,50	ABN-AMRO Funds
7 Emerging Europe A	—	31,98	6,80	1,78		-/-	357	1,50	Schroder Inv. M.
8 JPMF East Europe Eq A-EUR	49,21	31,12	16,69	5,26	31,03	-/-		1,50*	JPMorgan Fleming
9 Emerging Europe B	—	30,35	6,65	1,68		-/-	7.575	2,10	Schroder Inv. M.
10 MST Emerging Europe	39,89	29,61	10,26	2,11	33,19	2/-	204.538	1,55	Merrill Lynch Investment
11 Emerging Europe Eq.-P-	—	28,86	16,54	4,65		-/-		1,50	ING Inv.Manag.(CLP)
12 Emerging Europe Eq.-X-	—	28,44	16,48	4,67		-/-		1,65	ING INV.MANAG. (CL.X)
13 Eurovalor Europa del Este	—	26,85	15,35	4,66		-/-	4.191	1,50	Sogeval S.A.
14 Eastern European Growth	76,42	24,87	13,43	4,59	28,37	2/-	9.996	0,00	Com Union Lux.
15 CAF Eastern Europe	86,62	24,33	15,72	3,91	29,21	-	3.494	1,25	Credit Agricole Fondos
16 UBS Eq. F. Central Eur	26,41	21,73	13,41	3,81	27,82	-	93.424	2,34	UBS España
17 Euro-Convergence	—	20,47	10,67	3,03		-/-	37.092	1,40	Sogecapital SGIIC/SGAM
18 Eastern European Sub-Fd.	30,51	19,12	13,71	4,67	26,77	1/-		0,00*	Nomura Ass. Mgment. UK
19 Renta 4 Europa Este	—	18,98	11,69	3,40		-/-	4.097	1,47	Renta-4 Gestora
20 T Eastern Europe	86,65	18,03	11,10	3,03	28,20	-	51.320	1,75	Franklin Templeton I. F.
21 JPMF Europ Conv Eq A-EUR	—	17,14	13,63	3,77		-/-		1,50*	JPMorgan Fleming
22 SCH Emergentes Europa	—	16,09	13,29	2,58		-/-	8.344	2,10*	SCH Gestion
23 WLB Compass Europ Converg	11,75	15,21	15,21	5,59	28,16	-	10.581	1,00*	WestAM
24 Parvest East.Europe	21,18	7,99	12,99	4,14	28,42	1/-	36.472	1,50*	BNP-PARIBAS A. Mgmt.
25 Parvest East Europe (L)	—	7,17	12,81	4,08		-/-	36.472	2,25*	BNP-PARIBAS A. Mgmt.
26 Parvest New Europe	—	0,35	7,94	1,73		-/-	11.952	1,50*	BNP-PARIBAS A. Mgmt.
27 Parvest New Europe (L)	—	-0,40	7,77	1,67		-/-	11.952	1,50*	BNP-PARIBAS A. Mgmt.
28 Parvest Contin. Europe	—	-10,86	-0,05	3,27		-/-	10.810	1,50	BNP-PARIBAS A. Mgmt.
29 Parvest Continental E.(L)	—	-11,53	-0,20	3,21		-/-	10.810	1,50*	BNP-PARIBAS A. Mgmt.
Robeco Eastern Europ.Eq.	—	—	12,65	3,45		3/-		2,00	Robeco
PTF Eastern Europe R	—	—	11,91	3,36		4/-	241.958	2,50*	Pictet Funds
Eastern European Equity A	—	—	2,01	0,15	30,77	2/-		1,50	Pioneer Investments
CAM Europa Convergente	—	—	1,98	1,15		-/-	3.084	1,85*	Gestimed
Eastern European Equity C	—	—	0,92	0,00	30,79	-/-		1,50	Pioneer Investments
T Eastern Europe BX acc	—	—	—	2,66		-	858	1,60	Franklin Templeton I. F.
VF-Eastern Europ. Eq.	—	—	—	—		-		1,33	Vontobel Investment Funds

Europa (Mediteraneo)

1 Parvest Southern Europ	—	-13,54	0,58	6,32		-/-	83.426	1,50*	BNP-PARIBAS A. Mgmt.
2 Parvest Southern Europ(L)	—	-14,20	0,42	6,25		-/-	83.426	1,50*	BNP-PARIBAS A. Mgmt.

Europa sin Reino Unido

1 CDC Europe Equities I	—	-6,03	-0,80	3,73	18,20	-/-		1,00	CDC IXIS Asset Mgmt
2 CDC Europe Equities R	—	-6,49	-0,90	3,69	18,20	5/AA		1,50	CDC IXIS Asset Mgmt
3 CitiEq.Conti.Europe-A	12,52	-7,52	0,13	4,59	18,47	3/-	710.682	1,15	Citigroup Asset M.
4 Citieq. Conti.Europe-C	—	-8,22	-0,04	4,51		-/-	37.147	2,25	Citigroup Asset M.
5 WLB Compass Euro Equity	12,14	-9,56	-1,29	4,19	20,08	-	33.773	0,75*	WestAM
6 CB Euro Stoxx 50 Bskt (N)	—	-10,22	-2,26	—		-	72.371	1,80	AFINA Indices Commerzb.
7 Continental European A	9,58	-11,03	-0,39	4,22	26,27	3/-	211.111	1,70	Invesco
8 European E Fund	—	-12,33	-1,20	3,77	31,85	-	147.619	0,75	Aegon Asset Management
9 AEGON Europe Tactical	—	-13,42	-2,35	5,26	37,28	-	114.916	1,25	Aegon Asset Management
10 S.F.Equities Euro AC.	—	-14,52	-0,70	4,29		-/-	140.675	1,50	SGAM Sog. Fund Equitie
Gartmore Contl Eur A	—	—	0,00	4,76		-/AAA	287.758	1,50	Gartmore Sicav
RSAIM Continental Europ.	—	—	-0,87	4,38		-		1,50	Royal & SunAlliance
Euroland Equity A	—	—	-0,97	4,90		-/-		1,50	Pioneer Investments
Euroland Equity C	—	—	-0,98	4,94		-/-		1,50	Pioneer Investments
Mellon Contin Europ EUR A	—	—	—	—		-	134	2,00	Mellon Global Investmts

Francia

1 France E Fund	—	-4,50	8,17	8,50	18,78	-/-		2,25	Fidelity Investments E
2 Emil France I.P.	11,51	-10,85	-2,09	5,02	18,93	-/-		0,75	BBVA Gestinova Capital
3 French Growth	9,81	-11,29	0,40	5,28	19,77	3/-	8.490	1,25*	Com Union Lux.
4 France Fund	17,71	-11,87	-0,55	—	19,21	-		1,50	Fidelity Investments A
5 Dexia Eq L. France	8,94	-12,54	-1,73	3,82	18,63	2/-		1,00	Iberagentes G. C. (Dexia)
6 CB France Basket (N)	—	-12,73	0,03	—		-	249.187	1,80	AFINA Indices Commerzb.
7 CAF France	1,99	-14,35	0,28	3,47	20,32	-	30.259	1,25	Credit Agricole Fondos
8 Parvest France	6,74	-14,85	-2,41	3,53	18,83	2/-	397.867	1,50	BNP-PARIBAS A. Mgmt.
9 Parvest France (L)	—	-15,29	-2,56	3,46		-/-	397.867	1,50*	BNP-PARIBAS A. Mgmt.
10 CS Equity France	6,84	-15,51	-3,36	3,81	17,62	2/-	117.940	1,92	Credit Suisse Asset M.
11 S.F.Eq. France	-3,83	-16,22	-1,42	3,22	18,85	1/-	29.359	1,00	SGAM Sog. Fund Equitie
12 PCF Valfrance	22,76	-16,28	-3,40	3,96	22,48	4/-	45.258	1,30*	Pictet Funds
French Equity C	—	—	-0,52	4,89	16,81	-/-		1,25	Pioneer Investments
French Equity A	—	—	-0,95	4,86	16,86	4/-		1,25	Pioneer Investments
UBS Equity Fund France	—	—	-1,19	4,54		-	39.598	1,50*	UBS España

Global

1 Ibercaja Nuevas Oportun.	—	17,04	5,00	6,47		-/-	6.875	2,10*	Ibercaja Gestión S.A.
2 Socgen Internat. SICAV	97,68	16,64	7,26	3,86	13,19	5/-	218.648	1,50	Sogecapital SGIIC/SGAM
3 Global Brands A	—	16,51	10,01	5,97		-/-	70.378	0,00	Morgan Stanley
4 Bankpyme G.Cart. Avanzada	—	7,84	-0,69	3,65		-/-	7.871	0,20	Bankpyme
5 Bestinver Internac.	86,89	7,18	3,53	6,81	18,35	5/-	13.780	1,88	Bestinver Gestion
6 E-Bankinter Bolsa	—	6,75	1,86	5,12		-/-	6.589	2,30	Gesbankinter
7 Global Equity I	—	6,01	5,43	5,63	13,29	-/-	529.105	0,75	Morgan Stanley

TIMBRE DEL ESTADO

0,150253 €

4F5596779

Es COPIA de su original, que obra en mi Protocolo corriente de instrumentos públicos bajo el número indicado, y yo, el Notario autorizante del mismo, la expido para la sociedad representada en este acto, en San Sebastián de los Reyes, el mismo día de su otorgamiento, en nueve folios timbrados de papel exclusivo para documentos notariales, serie 4F, números el del presente y los siguientes en orden de numeración. DOY FE.------------------------

CONSEJO GENERAL DEL NOTARIADO ESPAÑOL
NOTARIADO EUROPA
NIHIL PRIUS FIDE
0030233127

REGISTRO MERCANTIL DE MADRID

P.º de la Castellana, 44 - 28046 MADRID

N.I.F. E-81458556

DOCUMENTO PRESENTADO	2.002 7.403,0
DIARIO	1.195
ASIENTO	209

EL REGISTRADOR MERCANTIL que suscribe previo examen y calificación del documento precedente de conformidad con los artículos 18-2 del Código de Comercio y 6 del Reglamento del Registro Mercantil, ha procedido a su inscripción en el:

TOMO: 13.837 LIBRO: 0 FOLIO: 151

SECCION: 8 HOJA: M-34473

INSCRIPCION: 122

Madrid, 13 de MAYO de 2.002

EL REGISTRADOR

Aplicada la Reducción de los R.D.L. 6/1999 y 6/2000

BASE: SIN CUANTIA

HNOS S/M: CIENTO DOCE 112

REGISTRO MERCANTIL DE MADRID

<u>Meeting of the Board of Directors held on 30th May 2003</u>
Appointment through cooptation of the Director RTL GROUP COMMUNICATION, S.L.U. (represented by Nicolas Abel Bellet de Tabernost)
Deed dated 10th June 2002 granted before the Notary Public of Madrid, Mr. Emilio Recoder de Casso, under number 696 of his official records.

antena 3 television eleva acuerdos

U

TIMBRE DEL ESTADO

0,15 €

4G2174265

03/2002

03 SEP 30 7:21

EMILIO RECODER DE CASSO. NOTARIO. MADRID. NIHIL PRIUS FIDE

NUMERO: SEISCIENTOS NOVENTA Y SEIS. -----------

ELEVACION A PUBLICO DE ACUERDO DE ACEPTACIÓN DE NOMBRAMIENTO DE CONSEJERO POR COOPTACION, Y DESIGNACIÓN DE MIEMBRO DE LA COMISION EJECUTIVA. --

EN MADRID, a diez de junio de dos mil dos. ---

Ante mí, EMILIO RECODER DE CASSO, Notario del Ilustre Colegio de Madrid, con residencia en esta capital. --

-----------------------COMPARECE: ----------------

DOÑA MONICA MARTÍN DE VIDALES GODINO, mayor de edad, casada, vecina de Madrid, Paseo de la Castellana, número 141; con D.N.I. número 50.820.772-H. --------------------------------------

Secret Consejo 30-V-2002

----------------------INTERVIENE: ----------------

En nombre y representación de **"ANTENA 3 DE TELEVISIÓN, S.A."**, con C.I.F. número A-78839271, domiciliada en San Sebastián de los Reyes, Avenida Isla Graciosa, sin número, constituida por tiempo indefinido en escritura otorgada ante el Notario

de Madrid, Don José Machado Carpenter, el 7 de Junio de 1.988, y adaptados sus estatutos a la vigente legislación mercantil, mediante otra escritura autorizada por el mismo Notario, Sr. Machado Carpenter, el 5 de Julio de 1.991, número 2.108 de protocolo; inscrita en el Registro Mercantil de Madrid, al tomo 1924, folio 108, hoja, número M-34473.-----------------------------

Actúa en su calidad de Secretaria no Consejera del Consejo de Administración, cargo para el que fue nombrada por acuerdos del Consejo de Administración de la sociedad en su reunión de 20 de Marzo de 2.002, que fueron elevados a público mediante escritura otorgada el 5 de Abril de 2.002, ante el Notario de San Sebastián de los Reyes, Don Emiliano Alvarez Buitrago, bajo el número 1.263 de protocolo, que causó la inscripción 122ª de la hoja de la Sociedad en el Registro Mercantil, y a efectos de elevar a público los acuerdos adoptados por el Consejo de Administración en su reunión de fecha 30 de Mayo de 2.002, según certificación expedida por la Secretaria del Consejo de Administración, Doña

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Mónica Martín de Vidales Godino, aquí compareciente, con el Visto Bueno del Presidente, la Sociedad "GRUPO ADMIRA MEDIA, S.A.", representada por Don Luis Blasco Bosqued, cuyas firmas advero y legitimo, esta extendida en dos folios de papel común, que yo, Notario, uno a esta matriz, protocolizándola con ella.----------------

La identifico por su documento de Identidad expresado y, juzgo, conforme interviene, con la capacidad legal necesaria para este acto, a cuyo efecto,---

-----------------------OTORGA:------------------

Que en la representación que ostenta de la entidad " **ANTENA 3 DE TELEVISIÓN, S.A.** " eleva a públicos los acuerdos sociales adoptados por el Consejo de Administración en su reunión de fecha 30 de Mayo de 2.002, contenidos en la certificación unida a esta matriz, que son los siguientes:--------------------------------------

"Nombramiento de Consejero por cooptación y,

en su caso, designación de miembro de la Comisión Ejecutiva. --

Designar, por Unanimidad de los Consejeros presentes o representados, Consejero por cooptación por el plazo legalmente establecido a la sociedad RTL GROUP COMMUNICATIONS, S.L. unipersonal, de nacionalidad española, con domicilio en la calle Velázquez, 21, 28001 Madrid, con CIF B-82688508, constituida por tiempo indefinido ante el Notario de Madrid D. José María Prada González, con número 952 de protocolo, e inscrita en el Registro Mercantil de Madrid, en el tomo 15.438, folio 88, hoja M 259. 296, inscripción 1ª, la cual reúne el requisito de ser accionista de la sociedad de acuerdo con lo dispuesto por la vigente normativa. ---------------

La designación por cooptación a la citada Sociedad, se realizó, a la vista de la vacante dejada por el Consejero D. Alejandro Kindelán Jaquotot, que había sido nombrado para dicho cargo por la Junta General de Accionistas celebrada el 9 de febrero de 1998 por el plazo estatutario establecido y, que presentó su dimisión en el Consejo de Administración

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NIHIL PRIUS FIDE

celebrado 5 de marzo de 2002, habiendo quedado inscrita en el Registro Mercantil la citada dimisión, causando la inscripción 123 de las de la Sociedad. --

RTL GROUP COMMUNICATIONS, S.L. debidamente representada con poder suficiente al efecto por el Sr. D. Nicolás Abel Bellet de Tavernost, aceptó el cargo y designó como representante persona física para el desempeño del mencionado cargo a D. Nicolas Abel Bellet de Tabernost , mayor de edad, casado, de nacionalidad francesa, con domicilio en 16, Avenue de la Bourdonnais, París, Francia, que, asimismo presente, aceptó el cargo. Ambos, sociedad y Sr. De Tavernost declaran no estar incurso en incompatibilidad legal alguna. ---------

A continuación, los Consejeros presentes y representados acordaron por unanimidad cubrir la vacante existente en la Comisión Ejecutiva del Consejo de Administración, tras la dimisión del Sr. D. Alejando Kindelán presentada en el Consejo

de Administración celebrado el 5 de marzo de 2002, nombrando, por unanimidad de los presentes y representados, como miembro de la Comisión Ejecutiva a la sociedad RTL GROUP COMMUNICATIONS, S.L. unipersonal. ---------------------------------

La mencionada sociedad debidamente representada con poder al efecto por el Sr. D. Nicolás Abel Bellet de Tavernost, aceptó el cargo y designó como representante persona física para el desempeño del mencionado cargo a D. Nicolás Abel Bellet de Tavernost, que, asimismo presente, aceptó el cargo. Ambos, sociedad y Sr. De Tavernost declararon no estar incursos en incompatibilidad legal alguna.". ------------------

Hago las reservas y advertencias legales en particular la de la obligatoriedad de la inscripción de la presente en el Registro Mercantil. --

Así lo dice y otorga, la señora compareciente, a quien le ha sido leída la presente escritura, por su elección, la encuentra conforme, se ratifica y firma conmigo. -------------------------

Y del contenido del presente instrumento

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público consignado en tres folios de papel timbrado de uso exclusivo para documentos notariales, números el presente firmado y los dos anteriores en orden correlativo inverso, yo, Notario, DOY FE.-----------------------------------

Sigue la firma de la compareciente.- Signado: EMILIO RECODER DE CASSO. -Rubricados y sellado.---

Sigue Documentación Unida

DÑA MÓNICA MARTÍN DE VIDALES, SECRETARIA DEL CONSEJO DE ADMINISTRACIÓN DE "ANTENA 3 DE TELEVISIÓN, S.A." CON DOMICILIO EN SAN SEBASTIÁN DE LOS REYES (MADRID), AVDA. ISLA GRACIOSA, S/N CON CIF- A 78 839271

CERTIFICA Que en el Consejo de Administración de la Sociedad celebrado el 30 de mayo de 2002, en el domicilio social, con la asistencia de los siguientes Consejeros: "Grupo Admira Media, S.A." representada por D. Luis Blasco Bosqued, "Telefónica Medios de Comunicación, S.A."representada por D. Ernesto Sáenz de Buruaga.,"Telefónica Media Internacional y de Contenidos, S.A." representada por D. Luis Abril Pérez, "Gestora de Medios Audiovisuales Fútbol, S.L" representada por D. Juan Kindelán Jaquotot,, "Producciones Multitemáticas, S.A." representada por D. Luis Bastida Ibargüen, D. Enrique Alvarez López representado por el Presidente, D.Luis Velo Puig-Durán, D. Carles Vilarrubí Carrió, D. Jorge Calvet Spinach, D. José Luis Díaz Fernández, D. Joan David Grima Terré, "RTL Group, S.A."representada por D. Didier Bellens, se adoptaron, entre otros, los siguientes acuerdos:

Primero.- Nombramiento de Consejero por cooptación y, en su caso, designación de miembro de la Comisión Ejecutiva.

Designar, por Unanimidad de los Consejeros presentes o representados, Consejero por cooptación por el plazo legalmente establecido a la sociedad RTL GROUP COMMUNICATIONS, S.L. unipersonal, de nacionalidad española, con domicilio en la calle Velázquez, 21, 28001 Madrid, con CIF B- 82 688508, constituida por tiempo indefinido ante el Notario de Madrid D. José María Prada González, con núm. 952 de protocolo, e inscrita en el Registro Mercantil de Madrid, en el tomo 15.438, folio 88, hoja M 259. 296, inscripción 1ª, la cual reúne el requisito de ser accionista de la sociedad de acuerdo con lo dispuesto por la vigente normativa.

La designación por cooptación a la citada Sociedad, se realizó, a la vista de la vacante dejada por el Consejero D. Alejandro Kindelán Jaquotot, que había sido nombrado para dicho cargo por la Junta General de Accionistas celebrada el 9 de febrero de 1998 por el plazo estatutario establecido y, que presentó su dimisión en el Consejo de Administración celebrado 5 de marzo de 2002, habiendo quedado inscrita en el Registro Mercantil la citada dimisión, causando la inscripción 123 de las de la Sociedad.

RTL GROUP COMMUNICATIONS, S.L. debidamente representada con poder suficiente al efecto por el Sr. D. Nicolás Abel Bellet de Tavernost, aceptó el cargo y designó como representante persona física para el desempeño del mencionado cargo a D. Nicolas Abel Bellet de Tabernost , mayor de edad, casado, de nacionalidad francesa, con domicilio en 16, Avenue de la Bourdonnais, París, Francia, que, asimismo presente, aceptó el cargo. Ambos, sociedad y Sr. De Tavernost declaran no estar incurso en incompatibilidad legal alguna..

A continuación, los Consejeros presentes y representados acordaron por unanimidad cubrir la vacante existente en la Comisión Ejecutiva del Consejo de Administración, tras la dimisión del Sr. D. Alejando Kindelán presentada en el Consejo de Administración celebrado el 5 de marzo de 2002, nombrando, por unanimidad de los presentes y

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representados, como miembro de la Comisión Ejecutiva a la sociedad RTL GROUP COMMUNICATIONS, S.L. unipersonal.

La mencionada sociedad debidamente representada con poder al efecto por el Sr. D. Nicolás Abel Bellet de Tavernost, aceptó el cargo y designó como representante persona física para el desempeño del mencionado cargo a D. Nicolás Abel Bellet de Tavernost, que, asimismo presente, aceptó el cargo. Ambos, sociedad y Sr. De Tavernost declararon no estar incursos en incompatibilidad legal alguna.

Segundo.- Aprobación del Acta.

AL final de la sesión, se procedió a la redacción y lectura del acta ,que fue aprobada por unanimidad de los Consejeros presentes y representados.

Y para que así conste y surta los efectos oportunos expide la presente certificación con el visto Bueno del Presidente, "Grupo Admira Media, S.A." representada por D. Luis Blasco Bosqued, en Madrid, a 3 de junio de 2002.

VºBº
El Presidente

El Secretario

APLICACION ARANCEL DISPO. ADICIONAL 3ª LEY 8/89
BASES DE CALCULO: Sin Cuantía
ARANCEL APLICABLE: 2, 4, Nª 8, 7, 6, 5
DERECHOS ARANCELARIOS - 73,93 EUROS

ES COPIA LITERAL DE SU MATRIZ, con la que concuerda fielmente y donde queda anotada. La expido yo FRANCISCO DE ASIS PIZARRO, Notario del Ilustre Colegio de Madrid en sustitución por imposibilidad accidental de mi compañero de residencia DON EMILIO RECODER DE CASSO, a instancias de la compareciente, según interviene en cinco folios de papel exclusivo para documentos notariales, números el presente y los cuatro anteriores en orden correlativo inverso. En Madrid. El once de junio de dos mil dos. DOY FE. -

REGISTRO MERCANTIL DE MADRID

P.º de la Castellana, 44 - 28046 MADRID.

N.I.F. E-81458556

DOCUMENTO PRESENTADO	2.002 35.377.0
DIARIO	1.215
ASIENTO	301

EL REGISTRADOR MERCANTIL que suscribe previo examen y calificación del documento precedente de conformidad con los artículos 18-2 del Código de Comercio y 6 del Reglamento del Registro Mercantil, ha procedido a su inscripción en el:

TOMO: 13.837 LIBRO: 0 FOLIO: 153

SECCION: 8 HOJA: M-34473

INSCRIPCION: 126

Madrid, 18 de JUNIO de 2.002

EL REGISTRADOR,

Aplicada la Reducción de los R.D.L. 6/1999 y 6/2000

BASE: SIN CUANTIA

HNOS S/M: OCHENTA Y TRES CON VEINTICUATRO CÉNTIMOS 83,24

03 SEP 30 AM 7:21

Shareholders' Ordinary and Extraordinary General Meeting held on 24th June 2002:
The appointment of the Director RTL GROUP COMMUNICATION, S.L.U. through cooptation at the meeting of the Board held on 30th May 2002 is ratified.
Appointment of three Directors: Mr. Ernest0 Saenz de Buruaga Bustamante, Mr. Luis Blasco Bosqued and Mr. Daniel Garcia Pita Peman.
Reelection of two Directors: Mr. Joan David Grima Terre and Mr. Jorge Calvet Spinatsch.
Deed dated 24th July 2002 granted before the Notary Public of Madrid, Mr. Emilio Recoder de Casso under number 960 of his official records.

antena 3 junta y consejo acuerdos
U

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A

NUMERO NOVECIENTOS SESENTA. ------------------

ELEVACION A PUBLICO DE ACUERDOS ADOPTADOS POR JUNTA GENERAL Y EL CONSEJO DE ADMINISTRACION. -----

EN MADRID, a veinticuatro de julio de dos mil dos. ---

Ante mí, EMILIO RECODER DE CASSO, Notario del Ilustre Colegio de Madrid, con residencia en esta capital. --

------------------C O M P A R E C E: -------------

DOÑA MONICA MARTÍN DE VIDALES GODINO, mayor de edad, casada, vecina de Madrid, con domicilio a estos efectos en el Paseo de la Castellana, número 141. ---

Con Documento Nacional de Identidad número 50.820.772-H. ------------------------------------

----------------------INTERVIENE: ----------------

En nombre y representación de "**ANTENA 3 DE TELEVISIÓN, S.A.**", con C.I.F. número A-78839271,

domiciliada en San Sebastián de los Reyes, Avenida Isla Graciosa, sin número, constituida por tiempo indefinido en escritura otorgada ante el Notario de Madrid, Don José Machado Carpenter, el 7 de Junio de 1.988, y adaptados sus estatutos a la vigente legislación mercantil, mediante otra escritura autorizada por el mismo Notario, Sr. Machado Carpenter, el 5 de Julio de 1.991, número 2.108 de protocolo; inscrita en el Registro Mercantil de Madrid, al tomo 1924, folio 108, hoja, número M-34473. ----------------------------

Actúa en su calidad de Secretaria no Consejera del Consejo de Administración, cargo para el que fue nombrada por acuerdos del Consejo de Administración de la sociedad en su reunión de 20 de Marzo de 2.002, que fueron elevados a público mediante escritura otorgada el 5 de Abril de 2.002, ante el Notario de San Sebastián de los Reyes, Don Emiliano Alvarez Buitrago, bajo el número 1.263 de protocolo, que causó la inscripción 122ª de la hoja de la Sociedad en el Registro Mercantil, y a efectos de elevar a público los acuerdos adoptados por la Junta

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General Ordinaria y Extraordinaria de accionistas y por el Consejo de Administración, en sendas reuniones ambas de fecha 24 de Junio de 2.002, según certificación expedida por ella misma como Secretaria del mismo, y con el Visto Bueno del Presidente Don Luis Blasco Bosqued, cuyas firmas advero y legitimo. ------------------------------

Hago constar que a mi juicio las facultades representativas que me han sido acreditadas, son suficientes para el otorgamiento de la presente escritura de elevación a público de acuerdos sociales. --------------------------------------

La identifico por su documento de identidad expresado y, juzgo, conforme interviene, con la capacidad legal necesaria para este acto, a cuyo efecto, --

------------------------DICE: --------------------

I.- Que en la Junta General Ordinaria y Extraordinaria de accionistas de la sociedad celebrada el 24 de Junio de 2.002, en el domicilio

social, en San Sebastián de los Reyes (Madrid), Avenida Isla Graciosa s/n, en primera convocatoria, que había sido convocada mediante anuncios publicados en el Boletín Oficial del Registro Mercantil de 7 de Junio de 2.002 y en el diario "EL MUNDO", de 7 de Junio de 2.002, bajo el órden del día siguiente: Orden del día: Primero.- Examen y aprobación, en su caso, de las cuentas anuales (Memoria, Balance y Cuenta de Pérdidas y Ganancias) y del informe de gestión tanto de "Antena 3 de Televisión, S.A.", como de su grupo consolidado de sociedades, y de la gestión del Consejo de Administración, todo ello referido al ejercicio económico 2.001.- Segundo.- Aprobación, en su caso, de la propuesta de aplicación del resultado de "Antena 3 de Televisión, S.A." correspondiente al ejercicio económico de 2.001.- Tercero.- Reelegir a la firma Arthur Andersen y Cia. S.Com. como Auditores de cuentas de "Antena 3 de Televisión, S.A." y de su grupo consolidado de sociedades para el ejercicio 2.002, al amparo de lo previsto en los artículos 42 del Código de Comercio y 204 de la Ley de Sociedades Anónimas.-

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Cuarto.- Fijación del número de Consejeros dentro de los límites máximo y mínimo previstos en los Estatutos, Nombramiento, ratificación y dimisión de Consejeros.- Quinto.- Autorización para la adquisición derivativa de acciones propias, directamente o a través de sociedades del grupo.- Sexto.- Modificación de los siguientes artículos de los Estatutos sociales: Artículo 23. Presidencia de la Junta. Artículo 30. Convocatoria y quórum de las reuniones del Consejo de Administración. Artículo 32. Remuneración de los miembros del Consejo y de la Comisión Ejecutiva. Disposición final. Referida al sometimiento arbitral para las cuestiones relativas a los Estatutos sociales.- Séptimo.- Fijación de la dieta de asistencia al Consejo de Administración y a su Comisión Ejecutiva.- Octavo.- Delegación de facultades para formalizar, subsanar y ejecutar los acuerdos adoptados por la Junta general de accionistas.- ", cuya Junta fue celebrada con la

asistencia de accionistas presentes y representados que representan el 97,9194 % del capital social con derecho a voto, se adoptaron por unanimidad de los asistentes, entre otros, el siguiente acuerdo: ------------------------------

Primero.- Fijación del número de miembros del Consejo de entre el mínimo y máximo establecido en los estatutos. Nombramiento, ratificación y dimisión de Consejeros. -------------------------

Por mayoría de 99,8734 del capital total presente y representado con derecho a voto se acordó: ---------------------------------------

Mantener en trece miembros el número de Consejeros del Consejo de Administración, dentro por ello de los límites contenidos en los estatutos. ---

Ratificar en su cargo por el plazo estatutario de cinco años como Consejero de la sociedad a la sociedad RTL GROUP COMMUNICATIONS, S.L. unipersonal, designada por cooptación en el Consejo de 30 de mayo de 2002, como consecuencia de la dimisión de D. Alejandro Kindelán Jaquotot. -

El nombramiento de RTL GROUP COMMUNICATIONS,

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S.L. como Consejero por cooptación y la designación de su representante persona física para el desempeño de dicho cargo a D. Nicolás Abel Bellet de Tavernost, se elevó a público el 10 de junio de 2002, ante el Notario de Madrid, D. Emilio Recoder de Casso, con número 696 de protocolo y fue inscrita en el Registro Mercantil de Madrid, causando inscripción 126 de las de la Sociedad.---

Se comunica las dimisiones presentadas a sus cargos como Consejeros por D. Luis Velo Puig-Durán, mediante carta de 24 de junio de 2002; por D. Enrique Álvarez López presentada por carta de 21 de junio de 2002 y por D. Carles Vilarrubí Carrió por carta de 24 de junio de 2002. La Junta agradece los servicios prestados por los tres en el ejercicio de sus cargos.----------------------

109

61

Nombrar como Consejeros de la Sociedad por plazo de cinco años a :--------------------------

D. Ernesto Sáenz de Buruaga Bustamante, mayor

de edad, casado, con domicilio a estos efectos en San Sebastián de los Reyes, Avenida Isla Graciosa, s/n, con NIF- 13.290.158-E. ----------------------

D. Luis Blasco Bosqued, mayor de edad, casado, con domicilio a estos efectos en Madrid, Paseo de la Castellana, 141, con NIF- 17.812.803-Q. ---

D. Daniel García Pita Pemán, mayor de edad, casado, con domicilio en Madrid, calle Diplomáticos, 8, con NIF- 782.415-R. --------------

Reelegir como Consejeros por el plazo de cinco años debido a que están próximos a vencer sus nombramientos a: ---------------------------------

D. Joan David Grima Terré , mayor de edad, casado, con domicilio a estos efectos en San Sebastián de los Reyes, Avda Isla Graciosa, s/n, con NIF- 39.018.910-P. --------------------------

D. Jorge Calvet Spinach, mayor de edad, casado, con domicilio a estos efectos en San Sebastián de los Reyes, Avenida Isla Graciosa, s/n, con NIF- 676.608 V. -------------------------

II.- Que el Consejo de Administración, en fecha 24 de Junio de 2.002, siguiendo el sistema

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de votación por escrito y sin sesión previsto en el artículo 140.2 de la Ley de Sociedades Anónimas, a continuación de la Junta General de accionistas, adoptó por unanimidad de todos sus miembros, y sin que exista oposición de ninguno de ellos a este procedimiento, los siguientes acuerdos: ------------------------------------

Primero.- Toma de razón de nombramientos en el Consejo de Administración. -----------------------

El Consejo toma razón de la aceptación como Consejeros, por D. Daniel García-Pita Pemán, mayor de edad, casado, con domicilio en Madrid, calle Diplomáticos, núm. 8 y NIF 782.415 R, y por D. Luis Blasco Bosqued, mayor de edad, casado, con domicilio a estos efectos en Madrid, en Paseo de la Castellana, 141, y NIF 17.812.803-Q que cada uno de ellos ha comunicado a la Sociedad por medio de carta de 24 de junio de 2002. ------------

Segundo.- Aceptación de dimisión y nombramiento de Presidente. ----------------------

Aceptar la dimisión presentada por "Grupo Admira Media, S.A." en su cargo de Presidente y Consejero Delegado, revocándole la totalidad de las facultades delegadas por el Consejo de Administración de la Sociedad; dicho nombramiento y delegación se elevaron a público ante el Notario de San Sebastián de los Reyes D. Emiliano Álvarez Buitrago, el 11 de marzo de 2002, con número 944 de su protocolo causando inscripción 121 de las de la Sociedad en el Registro Mercantil. ------------------------------

Nombrar Presidente del Consejo de Administración a D. Luis Blasco Bosqued. ----------

Tercero.- Aceptación de dimisión y nombramiento de Consejero Delegado. ---------------

El Consejo de Administración acuerda por unanimidad aceptar la dimisión presentada por "Telefónica Medios de Comunicación, S.A." como Consejero Delegado (manteniendo el cargo de Consejero), revocándole la totalidad de las facultades delegadas por el Consejo de Administración; dicho nombramiento y delegación se elevó a público el 30 de abril de 2002, ante el

Notario de Madrid D. Emilio Recoder de Casso, con número 536 de protocolo, con inscripción 124 de las de la Sociedad. ------------------------------

Nombrar Consejero Delegado a D. Ernesto Sáenz de Buruaga Bustamante, delegando a su favor la totalidad de las facultades del Consejo de Administración salvo las legalmente indelegables. -

Cuarto.- Dimisiones y Nombramientos de miembros de la Comisión Ejecutiva. ---------------

Aceptar las dimisiones como miembros de la Comisión Ejecutiva, presentadas por "Telefónica Medios de Comunicación, S.A.", y por "Grupo Admira Media, S.A." ------------------------------

Nombrar miembros de la Comisión Ejecutiva a D. Ernesto Sáenz de Buruaga, y a D. Luis Blasco Bosqued. --

Asimismo manifiesta que D. Luis Blasco Bosqued y D. Ernesto Sáenz de Buruaga, han manifestado, mediante carta, cada uno de ellos, de fecha de 24 de junio de 2002 enviada a la que suscribe como

Secretario del Consejo de Administración de la Sociedad, la aceptación de los cargos para los que han sido nombrados de Presidente el primero y Consejero Delegado el segundo, así como de miembros de La Comisión Ejecutiva, declarando que no se encuentran incursos en ninguna de las incompatibilidades legalmente previstas. ----------

Igualmente manifiesta que D. David Grima Terré y Jorge Calvet Spinash, cada uno de ellos, por carta de 24 de junio de 2002 enviada a la que suscribe como Secretario del Consejo de Administración de la Sociedad aceptan el cargo de Consejero y manifiestan no estar incursos en incompatibilidad legal alguna. --------------------

III.- Que expuesto cuanto antecede, la señora compareciente, según interviene, ------------------

-------------------------OTORGA: ------------------

Que eleva a públicos los acuerdos adoptados en la Junta General Ordinaria y Extraordinaria de accionistas y por el Consejo de Administración, en sendas reuniones ambas de fecha 24 de Junio de 2.002, en los términos que resultan de la certificación unida a esta matriz. ----------------

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EMILIO RECODER DE CASSO · NOTARIO · MADRID · NIHIL PRIUS FIDE

A efectos de acreditar la convocatoria de la referida Junta General me exhibe testimonio de las hojas del BORME y diario referido en que aparecen publicados los anuncios de las que obtengo fotocopias extendida en dos folios de papel timbrado de uso exclusivo para documentos notariales que como testimonio de los mismos dejo unidos a esta matriz. ----------------------------

Hago las reservas y advertencias legales en particular la de la obligatoriedad de la inscripción de la presente en el Registro Mercantil. ---------------------------------------

Así lo dice y otorga, la señora compareciente, a quien le ha sido leída la presente escritura, por su elección, la encuentra conforme, se ratifica y firma conmigo. ------------------------

Y del contenido del presente instrumento público consignado en siete folios de papel timbrado de uso exclusivo para documentos notariales, números el presente firmado y los seis

anteriores en orden correlativo inverso, yo, Notario, DOY FE. ----------------------------------

Sigue la firma del compareciente.- Signado: EMILIO RECODER DE CASSO. -Rubricados y sellado. ---

Sigue Documentación Unida

Orden del día

Primero.—Examen y aprobación, en su caso, de las cuentas e informe de gestión, correspondientes al ejercicio 2001.
Segundo.—Censura de la gestión social.
Tercero.—Ruegos y preguntas.
Cuarto.—Aprobación, en su caso, del acta de la Junta.

Los accionistas tienen derecho a examinar en el domicilio social los documentos que han de ser sometidos a la aprobación de la Junta. Asimismo, de conformidad con el artículo 212 de la Ley de Sociedades Anónimas, los accionistas pueden solicitar la entrega y el envío gratuito de dichos documentos.

Elche, 3 de junio de 2002.—El Presidente del Consejo de Administración.—27.315.

AGRUPACION DE FABRICANTES DE ACEITES MARINOS, S. A. (AFAMSA)

Junta general ordinaria

De acuerdo con la Ley de Sociedades Anónimas, se convoca a los señores accionistas de «Agrupación de Fabricantes de Aceites Marinos, Sociedad Anónima» (AFAMSA), a la Junta general ordinaria, que se celebrará en el domicilio social, calle Severino Cobas, 118, 36214 Vigo, a las 12 horas del día 26 de junio de 2002, en primera convocatoria, y, en su caso, en segunda convocatoria, a la misma hora y lugar del día siguiente, 27 de junio, con el siguiente:

Orden del día

Primero.—Examen y aprobación, si procede, de las cuentas anuales del ejercicio 2001 e informe de gestión.
Segundo.—Examen y aprobación, en su caso, de la propuesta de aplicación de resultados, correspondientes al ejercicio 2001.
Tercero.—Cese y nombramiento de Administradores.
Cuarto.—Nombramiento de Auditores de cuentas para el ejercicio 2002.
Quinto.—Ruegos y preguntas.
Sexto.—Delegación de facultades para elevar a público los acuerdos de la Junta general.
Séptimo.—Redacción y aprobación del acta en cualquiera de las formas previstas en el artículo 113 de la Ley de Sociedades Anónimas.

A partir de la presente convocatoria, los accionistas tendrán a su disposición la documentación que se cita en la orden del día.

Vigo, 24 de mayo de 2002.—El Presidente, Eugenio Buján García.—25.621.

AGUAS DE CABREIROÁ, SOCIEDAD ANÓNIMA

Convocatoria de Junta general ordinaria

En cumplimiento del acuerdo del Consejo de Administración, se convoca Junta general ordinaria, para el día 24 de junio de 2002, a las doce horas, en el domicilio social, camino de Cabreiroá, sin número, Verín (Ourense), en primera convocatoria, y al día siguiente 25 de junio, en el mismo lugar y hora, en segunda convocatoria, bajo el siguiente

Orden del día

Primero.—Aprobación de las cuentas anuales, correspondientes al ejercicio 2001, que comprenden, Balance, Cuenta de Pérdidas y Ganancias, Memoria e informe de gestión.
Segundo.—Aplicación del resultado.
Tercero.—Aprobación, si procede, de la gestión del Consejo de Administración.
Cuarto.—Nombramiento de Auditores.
Quinto.—Delegación de facultades para elevar a público los acuerdos adoptados y cumplimentar el depósito de las cuentas anuales en el Registro Mercantil.
Sexto.—Asuntos varios.
Séptimo.—Ruegos y preguntas.
Octavo.—Redacción, lectura y aprobación, si procede, del acta de la Junta.

Observaciones: La documentación e informes del Consejo, correspondientes a los asuntos del orden del día, el informe de gestión, así como el informe de los Auditores de cuentas, se encuentran a disposición de los accionistas, para su examen, en la Secretaría y en el domicilio social. Asimismo, podrán solicitar la entrega o el envío gratuito de los mismos.

Verín, 3 de junio de 2002.—La Secretaria del Consejo de Administración, Irene Santana Carnero.—27.388.

AGUA Y BALNEARIO DE CORCONTE, S. A.

Convocatoria Junta general ordinaria de accionistas

Por acuerdo del Consejo de Administración de esta entidad, se convoca a los señores accionistas de esta sociedad a la Junta general ordinaria, que se celebrará en el domicilio social, sito en el balneario de Corconte, Hoz de Arreba, Ayuntamiento de Valle de Valdebezana, provincia de Burgos, en primera convocatoria, el día 28 de junio de 2002, a las doce horas y, en su caso, en segunda convocatoria, si no hubiera quórum suficiente en la primera, al día siguiente, en el mismo lugar, a las doce horas y treinta minutos, para tratar sobre el siguiente

Orden del día

Primero.—Examen y aprobación, en su caso, de la cuentas anuales (Balance, Cuenta de Pérdidas y Ganancias y Memoria), correspondientes al ejercicio 2001, así como gestión efectuada por los Administradores de la sociedad durante dicho ejercicio.
Segundo.—Aplicación de resultados.

El presente orden del día y los asuntos en él comprendidos han sido examinados y ha dado su conformidad su Letrado Asesor de la empresa, don Juan José Negrete Mazón.
Los accionistas que lo deseen pueden examinar en el domicilio social o solicitar que les sea remitida, de forma inmediata y gratuita, copia de los documentos que van a ser sometidos para su aprobación a la Junta y el informe de la auditoría.
Podrán asistir a la Junta, por sí o por medio de representación, los accionistas que cumplan los requisitos establecidos por la Ley y por los Estatutos sociales y expresamente lo dispuesto en los artículos 18 de los Estatutos sociales y 104 al 108 del texto refundido de la Ley de Sociedades Anónimas de 22 de diciembre de 1989.

Hoz de Arreba, Ayuntamiento de Valle de Valdebezana, provincia de Burgos, 5 de junio de 2002.—El Presidente del Consejo de Administración.—27.337.

AIRBING IBÉRICA, S. A.

Se convoca a los señores accionistas a la Junta general ordinaria, que se celebrará en el domicilio social, calle Costa, número 9, 1.º izquierda, el día 28 de junio de 2002, a las diecinueve horas, en primera convocatoria, y, el día 29 de junio de 2002, a la misma hora, en segunda convocatoria, para tratar el siguiente

Orden del día

Primero.—Censura de la gestión social, examen y aprobación de las cuentas anuales, correspondientes a los ejercicios de 2000 y 2001 y propuesta de aplicación de los resultados.
Segundo.—Informe sobre modificación acuerdos cesión derechos de imagen y fondo de comercio.
Tercero.—Lectura y aprobación del acta de la Junta, si procede.

Cualquier accionista que lo desee podrá obtener de la sociedad, de forma inmediata y gratuita, los documentos que han de ser sometidos a la aprobación de la Junta.

Zaragoza, 22 de mayo de 2002.—El Administrador único, Pedro Susín Nieto.—25.427.

ALCOY COCENTAINA GAS, SOCIEDAD ANÓNIMA

Por acuerdo del Consejo de Administración se convoca Junta general ordinaria de accionistas, que se celebrará en Alcoy, Colegio Mayor Ovidi Montllor, calle San Juan de Ribera, número 11, el día 28 de junio de 2002, a las dieciséis horas treinta minutos, en primera convocatoria, y en segunda convocatoria, si procediera, a la misma hora y lugar, el 29 de junio de 2002, con arreglo al siguiente

Orden del día

Primero.—Aprobar la Memoria, Balance y Cuenta de Pérdidas y Ganancias correspondiente al ejercicio económico de 2001, así como las gestiones realizadas por el Consejo de Administración.
Segundo.—Distribución de resultados.
Tercero.—Redacción y aprobación, si procede, del acta de la Junta.

Cualquier accionista podrá obtener de la sociedad, en su domicilio social, de forma inmediata y gratuita, los documentos que han de ser sometidos a la Junta que se convoca, y pedir la entrega o el envío gratuito de dichos documentos.

Alcoy, 31 de mayo de 2002.—El Presidente del Consejo de Administración.—27.336.

ALFA MICROGÉS, SOCIEDAD ANÓNIMA

Se convoca a los señores accionistas de la sociedad «Alfa Microgés, Sociedad Anónima», a la Junta general y ordinaria, que tendrá lugar en el domicilio social de la misma, calle Francisco de Goya, número 5, el día 30 de junio de 2002, a las dieciocho horas, en primera convocatoria, o, en segunda, el día siguiente, en igual lugar y hora.
De conformidad con el artículo 212 de la Ley de Sociedades Anónimas, en el domicilio social antes reseñado, se encuentran a disposición de los señores accionistas todos y cada uno de los documentos que han de ser sometidos a la aprobación de la mencionada Junta.

Orden del día

Primero.—Nombramiento del Presidente y Secretario de la Junta.
Segundo.—Lectura y aprobación, en su caso, de las cuentas anuales, correspondientes al ejercicio 2001.
Tercero.—Ruegos y preguntas.
Cuarto.—Aprobación, si procede, del acta de la Junta.

Madrid, 27 de mayo de 2002.—El Administrador único, Jorge Abad Cañas.—25.461.

ANTENA 3 DE TELEVISIÓN, S. A.

Convocatoria de Junta general ordinaria y extraordinaria de accionistas

Por acuerdo del Consejo de Administración, se convoca Junta general ordinaria y extraordinaria de accionistas, que se celebrará, en primera convocatoria, el día 24 de junio de 2002, a las diecisiete treinta horas, en el domicilio social, San Sebastián de los Reyes (Madrid), avenida Isla Graciosa, sin

número, y, en su caso, en segunda convocatoria, el siguiente día, 25 de junio de 2002, a la misma hora y en el mismo lugar, a fin de deliberar y resolver sobre los asuntos comprendidos en el siguiente

Orden del día

Primero.—Examen y aprobación, en su caso, de las cuentas anuales (Memoria, Balance y Cuenta de Pérdidas y Ganancias) y del informe de gestión tanto de «Antena 3 de Televisión, S. A.», como de su grupo consolidado de sociedades, y de la gestión del Consejo de Administración, todo ello referido al ejercicio económico 2001.

Segundo.—Aprobación, en su caso, de la propuesta de aplicación del resultado de «Antena 3 de Televisión, S. A.», correspondiente al ejercicio económico de 2001.

Tercero.—Reelegir a la firma Arthur Andersen y Cía. S.Com, como Auditores de cuentas de «Antena 3 de Televisión, S. A.», y de su grupo consolidado de sociedades para el ejercicio 2002, al amparo de lo previsto en los artículos 42 del Código de Comercio y 204 de la Ley de Sociedades Anónimas.

Cuarto.—Fijación del número de Consejeros dentro de los límites máximo y mínimo previstos en los Estatutos. Nombramiento, ratificación y dimisión de Consejeros.

Quinto.—Autorización para la adquisición derivativa de acciones propias, directamente o a través de sociedades del grupo.

Sexto.—Modificación de los siguientes artículos de los Estatutos sociales:

Artículo 23. Presidencia de la Junta.

Artículo 30. Convocatoria y quórum de las reuniones del Consejo de Administración.

Artículo 32. Remuneración de los miembros del Consejo y de la Comisión Ejecutiva.

Disposición final. Referida al sometimiento arbitral para las cuestiones relativas a los Estatutos sociales.

Séptimo.—Fijación de la dieta de asistencia al Consejo de Administración y a su Comisión Ejecutiva.

Octavo.—Delegación de facultades para formalizar, subsanar y ejecutar los acuerdos adoptados por la Junta general de accionistas.

Intervención de Notario en la Junta: El Consejo de Administración ha acordado requerir la presencia de Notario para que levante acta de la Junta, de conformidad con lo dispuesto en el artículo 114 de la Ley de Sociedades Anónimas, en relación con los artículos 101 y 103 del Reglamento del Registro Mercantil.

Derecho de información: De conformidad con lo dispuesto en los artículos 144 y 212 y concordantes de la Ley de Sociedades Anónimas, se hace constar que los accionistas tienen derecho a obtener y examinar, en el domicilio social de la compañía, o a solicitar a ésta que les sea remitida de forma inmediata y gratuita, copia de los documentos que van a ser sometidos a la aprobación de la Junta cuya entrega prevén los citados artículos de la Ley, expresamente, las cuentas anuales, individual y consolidadas, los informes de gestión, individual y consolidado, los informes de los Auditores de cuentas, individual y consolidado, el texto íntegro de las modificaciones estatutarias propuestas y el informe del Consejo de Administración sobre dichas modificaciones.

Requisitos para la asistencia a la Junta general: Tendrán derecho a asistir a la Junta general los señores accionistas titulares de acciones que las tuvieran inscritas en el Libro Registro de Acciones con cinco días de antelación a aquel en el que haya de celebrarse la Junta. También tendrán derecho a asistir a la Junta los titulares de acciones que acrediten, mediante documento público, su regular adquisición de quien en el Libro Registro aparezca como titular.

Nota: La Junta se celebrará, previsiblemente, en primera convocatoria.

San Sebastián de los Reyes (Madrid), 30 de mayo de 2002.—El Secretario del Consejo de Administración, Mónica Martín de Vidales.—27.509.

APARAN, S. A.

Convocatoria de Junta general extraordinaria y ordinaria

Por acuerdo del Consejo de Administración de la sociedad, se convoca a Junta general extraordinaria y ordinaria a los accionistas de la sociedad, en el domicilio social de Santesteban (Navarra), paraje de Aparán, sin número, para el próximo día 25 de junio de 2002, a las diecisiete horas, en primera convocatoria, y el siguiente día, 26 de junio, a las diecisiete horas, en segunda convocatoria, bajo el siguiente

Orden del día

Primero.—Examen y aprobación, si procede, de las cuentas anuales relativas al ejercicio comprendido entre el 1 de enero de 2.001 y el 31 de diciembre de 2.001.

Segundo.—Acuerdo sobre distribución de resultados correspondientes al citado ejercicio, así como la aprobación, en su caso, de la gestión del Consejo de Administración.

Tercero.—Ruegos y preguntas.

Cuarto.—Aprobación del acta de la Junta o nombramiento de Interventores para ello.

Conforme a lo dispuesto en el artículo 212 del texto refundido de la Ley de Sociedades Anónimas, desde la publicación de la presente convocatoria, cualquier accionista podrá obtener de la sociedad, de forma inmediata y gratuita, los documentos que han de ser sometidos a la Junta general para su aprobación, e igualmente por escrito, con anterioridad a la celebración de la Junta o verbalmente durante la misma, los informes o aclaraciones que estimen precisos, relativos a los asuntos comprendidos en el orden del día.

Santesteban, 4 de junio de 2002.—El Presidente del Consejo de Administración, Antonio Apeztoguía Lanaspa.—27.497.

APROVECHAMIENTO INDUSTRIAL DE PLANTAS TEXTILES, S. A.

Convoca Junta general ordinaria a celebrar en el domicilio social, el día 27 de junio de 2002 a las dieciocho horas, en primera convocatoria y en segunda el 28 de junio de 2002, en el mismo lugar y hora.

Orden del día

Primero.—Examen y aprobación de las cuentas anuales, propuesta de aplicación de resultados del ejercicio 2001 y gestión del Consejo de Administración.

Segundo.—Designación de auditores de cuentas de la sociedad.

Tercero.—Redacción, lectura y aprobación del acta de la sesión.

Los señores accionistas podrán examinar y, en su caso, obtener, de forma gratuita los documentos sometidos a la aprobación de la Junta, de acuerdo con la legislación vigente.

San Justo de la Vega, 31 de mayo de 2002.—El Presidente.—25.825.

ARAGONESA DE PAPEL CONTINUO Y FORMULARIOS, S. L. (Sociedad absorbente) FORMULARIOS GRÁFICOS PARA ORDENADORES, S. L. (Sociedad absorbida)

Según el artículo 242 de la Ley de Sociedades Anónimas, por remisión del artículo 94 de la Ley de Sociedades de Responsabilidad Limitada, se hace público que las Juntas generales universales y extraordinarias de socios de las sociedades «Aragonesa de Papel Continuo y Formularios, Sociedad Limitada» y «Formularios Gráficos para Ordenadores, Sociedad Limitada», celebradas el día 29 de mayo de 2002, en domicilio social, acordaron por unanimidad la fusión por absorción de «Formularios Gráficos para Ordenadores, Sociedad Limitada» por «Aragonesa de Papel Continuo y Formularios, Sociedad Limitada», con la consiguiente disolución sin liquidación de la sociedad absorbida, transmitiéndose en bloque la totalidad de su patrimonio social a la sociedad absorbente que se subrogará en todos los derechos y obligaciones de aquélla.

Se hace constar expresamente el derecho de los socios y acreedores de la sociedad a obtener el texto íntegro de los acuerdos adoptados y el Balance de fusión. Asimismo los acreedores de cada una de las sociedades que se fusionan tienen el derecho de oponerse al acuerdo de fusión en los términos previstos en el artículo 166 de la Ley de Sociedades Anónimas.

La Puebla de Alfindén, 29 de mayo de 2002.—El Presidente del Consejo de Administración de «Aragonesa de Papel Continuo y Formularios, Sociedad Limitada» y de Formularios Gráficos para Ordenadores, Antonio Murillo Alfranca.—26.019.

y 3.ª 7-6-2002

ARCOS DE LA ROMANILLA, SOCIEDAD ANÓNIMA

Convocatoria de Juntas generales ordinarias y extraordinarias

Se convoca a los señores accionistas de esta sociedad a las Juntas generales que se celebrarán en el domicilio comercial, sito en la avenida de Roquetas de Mar, 297, de Roquetas de Mar. La Junta general ordinaria se celebrará, en primera convocatoria, a las diecisiete horas del día 26 de junio de 2002, y en segunda convocatoria, al día siguiente, en el mismo lugar y hora, con el siguiente

Orden del día

Primero.—Aprobar, si procede, la gestión del órgano de administración de la sociedad.

Segundo.—Examen y aprobación, si procede, de las cuentas anuales del ejercicio cerrado el 31 de diciembre de 2001 y de la propuesta de aplicación de los resultados.

Tercero.—Ruegos y preguntas.

La Junta general extraordinaria se celebrará a las dieciocho horas del día 26 de junio de 2002 y, si procede, en segunda convocatoria, al día siguiente, en el mismo lugar y hora, con el siguiente

Orden del día

Primero.—Estudio y aprobación, de la retribución fija del Consejo de administración.

Segundo.—Ruegos y preguntas.

Los socios que lo deseen podrán examinar, en el domicilio comercial, o solicitar de la sociedad que les sea remitida, de forma gratuita, copia de los documentos que en relación a los distintos puntos que figuran en los órdenes del día van a ser sometidos a su aprobación por las Juntas.

Roquetas de Mar, 22 de mayo de 2002.—El Presidente del Consejo de Administración, José Antonio Pomares López.—25.908.

AREXPLAST, SOCIEDAD ANÓNIMA

Se convoca a los señores accionistas a la Junta general ordinaria, que se celebrará en el domicilio social el día 29 de junio de 2002, a las doce horas, en primera convocatoria, y al día siguiente, en el mismo lugar y hora, en segunda convocatoria, con el siguiente

Orden del día

Primero.—Censura de la gestión social y exposición del informe de gestión.

Garzón baraja la suspensión del careo entre González e Ybarra

C. R. G / A.I.

MADRID.— El juez del caso *BBVA*, Baltasar Garzón, baraja desde ayer la posibilidad de suspender el careo entre Francisco González y Emilio Ybarra, anunciado en su providencia del pasado 7 de mayo para el día 10 de este mes de junio.

El instructor informó al fiscal y a los abogados de las defensas que el careo tendrá lugar en su caso en la tarde del día 21 de junio, una vez tomada la declaración, esa misma mañana, a Francisco González. Será la segunda vez que el presidente de la entidad tenga que comparecer. Ybarra, principal imputado, se estrenará tres días antes.

Ante la objeción realizada por el letrado de Emilio Ybarra, Horacio Oliva, quien dijo tener que asistir esa tarde a otro cliente en el juicio del *caso Atlético*, Garzón insistió en que «ya se verá, en su caso» si acaba por celebrarse dicha diligencia.

El *cara a cara* entre los dos banqueros es una de las comparecencias más esperadas de cuantas se vienen celebrando en esta causa desde que Francisco González testificó que Ybarra le enintió acerca de la existencia de una cuenta secreta y extracontable de 37.000 millones de pesetas en el *paraíso fiscal* de Jersey. Sin embargo, la expectación en torno a este encuentro, se rebajó con la noticia (ver EL MUNDO 2-06-02) de que los letrados de ambas partes estaban dispuestos a pactar sus respectivas declaraciones e incluso a recurrir dicha diligencia ante el juez.

Las fuentes procesales consultadas insisten en que el careo –inhabitualmente señalado con antelación– siempre estuvo condicionado a la existencia de contradicciones. Las mismas fuentes añaden que la declaración de Emilio Ybarra sigue siendo, a pesar de sus abogados, «imprevisible». Sea como sea, la seguridad sobre la celebración de dicho careo se ha desvanecido.

Molinuevo «obedeció»

Por su parte, el ex subdirector general del BBVA, Rodolfo Molinuevo, declaró ayer como imputado y admitió haber ordenado las tres salidas de fondos de Amelan –la fundación de la que era apoderado–, siguiendo instrucciones verbales de Ybarra y de Luis Bastida (responsable del área financiera).

Molinuevo se desentendió, en todo caso, del destino final del tercero de estos pagos, que fue a parar a la campaña de Chávez en Venezuela. Insistió en que él se encargó de constituir los *trust* 532 y 541 en Jersey, para traspasar el dinero de uno a otro, pero dijo desconocer el uso que el banco hizo de dichos fondos.


Grupo Financiero
BBVA Bancomer
REUNION NACIONAL DE CONSEJEROS
SEPTIEMBRE 2000

El presidente de México, Vicente Fox, entre Emilio Ybarra y Francisco González, en una reunión de directivos del BBVA-Bancomer. / EFE

Nelson Rodríguez, encarcelado por un presunto delito de fraude

El presidente de México solicita al BBVA datos sobre la adquisición de Bancomer

JULIO A. PARRADO
Corresponsal

NUEVA YORK.— Nelson Rodríguez, principal testigo del escándalo de evasión y lavado de dinero del BBV, fue ingresado el pasado viernes en una prisión federal de Puerto Rico. La medida, tomada por la Oficina Federal de Prisiones, partió del fiscal federal jefe, Guillermo Gil, y ha sido calificada por su abogado como «una maniobra de última hora para presionar a los demás testigos del caso BBV en Puerto Rico».

Según algunas fuentes, el juez Baltasar Garzón tiene previsto viajar en breve, por segunda vez, a la isla caribeña para entrevistar a tres personas, que podrían aportar más pruebas sobre las presuntas operaciones de lavado de dinero y pago de sobornos que se tejieron en el banco internacional del BBV.

El letrado de Rodríguez, Mike Corona, insinuó ayer a este diario que la decisión del fiscal Gil tiene que ver con el reciente viaje de su defendido a Perú. Allí, Nelson Rodríguez compareció ante una comisión de investigación que indaga en la trama, en especial en los pagos recibidos por Vladimiro Montesinos —ex jefe de espionaje de Fujimori— a cambio de facilitar la entrada de BBV en aquel país.

Nada más regresar de Perú, Nelson Rodríguez inició el cumplimiento de una sentencia de prisión menor (pernoctación en un centro comunitario) por cinco meses. Tal pena, había sido impuesta el pasado enero por un delito de fraude cometido por Rodríguez cuando era notario y máximo asesor legal del BBV en Puerto Rico.

«La sentencia del juez dejaba claro que era un tercer grado. Sin embargo han maniobrado para hacerle cumplir la pena en la cárcel», explicaba ayer el letrado Corona. Este asegura que la única explicación recibida hasta ahora es que se trata de una «decisión administrativa».

Según este abogado, el fiscal jefe habría actuado también motivado por una revancha personal. De hecho, el viernes pasado fue el último día que Guillermo Gil ocupaba tal cargo. Había sido destituido recientemente tras años de interinidad y coincidiendo con el súbito interés de Washington y el Departamento de Justicia por la forma en que había llevado el caso BBV.

Gil fue el fiscal que se negó a hacer caso a las insistentes denuncias de Nelson Rodríguez sobre las irregularidades del BBV. Sin embargo, sí resucitó un antiguo caso de fraude —sellado amistosamente entre el BBV y Rodríguez— hasta lograr la condena de cinco meses de servicios comunitarios.

Rodríguez, tachado públicamente por el BBV como un excéntrico movido por ansias de venganza, acudió en su día a Baltasar Garzón, al que aportó supuestamente pruebas documentales de varias operaciones ilegales.

Por otra parte, la imponente sede madrileña del BBVA será hoy el escenario de un discreto encuentro entre directivos de la entidad y los parlamentarios mexicanos encargados de investigar las presuntas irregularidades perpetradas en las adquisiciones de Mercantil Probursa y Bancomer, según informa C. Alvarez de Toledo.

El diputado José Antonio Magallanes y el senador Jesús Ortega, del Partido Revolucionario Democrático (PRD), revelaron ayer a EL MUNDO que su intención es pedir explicaciones al banco por las operaciones realizadas en México, en las que «el BBVA podría haber incurrido en múltiples delitos, que van desde el blanqueo de dinero y la evasión de impuestos hasta la vulneración de la ley bancaria mexicana y el cohecho».

Las pesquisas de los legisladores —que ya se han entrevistado con el fiscal jefe Anticorrupción, el fiscal jefe Antidroga y, ayer mismo, con el instructor de la causa de las cuentas secretas, Baltasar Garzón— se enmarcan dentro de las comisiones de investigación abiertas por el Parlamento de México con el apoyo de todas las formaciones políticas.

El senador Ortega expresó ayer a este periódico sus sospechas de que el BBVA pudo hacerse con el 48% de Bancomer en mayo de 2000 mediante el soborno de funcionarios públicos. En este sentido, recordó la carta que el ex copresidente Emilio Ybarra remitió al Banco de España el pasado 14 de noviembre, en la que reconoce que recurrió a «personas físicas extranjeras» para que en calidad de «manos amigas» adquirieran por su cuenta títulos de Bancomer en previsión de una OPA hostil de su principal rival, Banamex.

Contactos con todos los partidos, salvo con el PP

Además de entrevistarse con Garzón, los fiscales y directivos del BBVA, los parlamentarios mexicanos han querido tomar contacto con representantes de las principales formaciones políticas españolas. Si el pasado martes se entrevistaron con diputados de *IU*, entre ellos, el ex coordinador general Francisco Frutos, ayer tuvieron la ocasión de intercambiar información con miembros del PSOE, en un encuentro que el senador Ortega calificó como «muy fructífero». Los políticos mexicanos también han solicitado una entrevista con miembros del PP, pero el partido del Gobierno todavía no les ha respondido.

DOÑA MÓNICA MARTÍN DE VIDALES GODINO, Secretario no Consejero de la sociedad denominada **ANTENA 3 DE TELEVISIÓN, S.A.**, domiciliada en San Sebastián de los Reyes (Madrid), Avda. Isla Graciosa s/n, con Código de Identificación Fiscal A-78 839271, inscrita en el Registro Mercantil de Madrid, 8.788 general, 7.636 de la Sección Tercera del Libro de Sociedades, Folio 125, Hoja Número 71.529-3, Inscripción primera.

CERTIFICA

Que, el día 24 de junio de 2002, se celebró, en primera convocatoria, la Junta General Ordinaria y Extraordinaria de Accionistas de ANTENA 3 DE TELEVISIÓN, S.A., a las 17:30 horas, en el domicilio social, sito en San Sebastián de los Reyes, Madrid, Avda. Isla Graciosa s/n.

Esta Junta General Ordinaria y Extraordinaria fue convocada por el Consejo de Administración de la Sociedad, publicándose los anuncios de convocatoria en el Boletín Oficial del Registro Mercantil, nº 106, del 7 de junio de 2002, y en el periódico EL MUNDO del mismo día.

D. Emiliano Álvarez Buitrago, Notario de San Sebastián de los Reyes, asistió a la Junta aceptando el requerimiento realizado conforme al art. 114 del al Ley de Sociedades Anónimas, y levantó acta de la reunión, que una vez por él redactada no precisa aprobación por la Junta.

Actuaron como Presidente y Secretario de la Junta D. Luis Blasco Bosqued y Dña Mónica Martín de Vidales, respectivamente.

El Presidente de la Junta una vez examinados los datos de asistencia, que le habían sido proporcionados por los servicios de la sociedad declaró que asistieron 19 accionistas presentes que representan el 0, 3970 % del capital y 24 accionistas representados que representan el 97,5223 % del capital, lo que supone la asistencia de un total de 97,9194 % del capital social.

Habiendo quórum suficiente el Sr. Presidente declaró validamente constituida la Junta y el Notario preguntó si existían reservas o protestas sobre las manifestaciones del Presidente relativas al número de socios concurrentes y al capital presente y nadie hizo ninguna.

A petición del Presidente se incorporó al acta la lista de asistentes desglosado.

A continuación, a lo largo de la reunión, se adoptaron entre otros los siguientes acuerdos:

Primero.- Fijación del número de miembros del Consejo de entre el mínimo y máximo establecido en los estatutos. Nombramiento, ratificación y dimisión de Consejeros.

Por mayoría de 99,8734 del capital total presente y representado con derecho a voto se acordó:

- Mantener en 13 miembros el número de Consejeros del Consejo de Administración, dentro por ello de los límites contenidos en los estatutos.

- Ratificar en su cargo por el plazo estatutario de cinco años como Consejero de la sociedad a la sociedad RTL GROUP COMMUNICATIONS, S.L. unipersonal, designada por cooptación en el Consejo de 30 de mayo de 2002, como consecuencia de la dimisión de D. Alejandro Kindelán Jaquotot.

  El nombramiento de RTL GROUP COMMUNICATIONS, S.L. como Consejero por cooptación y la designación de su representante persona física para el desempeño de dicho cargo a D. Nicolás Abel Bellet de Tavernost, se elevó a público el 10 de junio de 2002, ante el Notario de Madrid, D. Emilio Recoder de Casso, con número 696 de protocolo y fue inscrita en el Registro Mercantil de Madrid, causando inscripción 126 de las de la Sociedad.

- Se comunica las dimisiones presentadas a sus cargos como Consejeros por D. Luis Velo Puig-Durán, mediante carta de 24 de junio de 2002, por D. Enrique Álvarez López presentada por carta de 21 de junio de 2002 y por D. Carles Vilarrubí Carrió por carta de 24 de junio de 2002. La Junta agradece los servicios prestados por los tres en el ejercicio de sus cargos.

- Nombrar como Consejeros de la Sociedad por plazo de cinco años a :

  D. Ernesto Sáenz de Buruaga Bustamante, mayor de edad, casado, con domicilio a estos efectos en San Sebastián de los Reyes, Avda Isla Graciosa, s/n, con NIF- 13.290.158 E.

  D. Luis Blasco Bosqued, mayor de edad, casado, con domicilio a estos efectos en Madrid, Paseo de la Castellana, 141, con NIF-17.812.803

  D. Daniel García Pita Pemán., mayor de edad, casado, con domicilio en Madrid, calle Diplomáticos, 8, con NIF-782.415 R.

- Reelegir como Consejeros por el plazo de cinco años debido a que están próximos a vencer sus nombramientos a:

D. Joan David Grima Terré , mayor de edad, casado, con domicilio a estos efectos en San Sebastián de los Reyes, Avda Isla Graciosa, s/n, con NIF- 39.018. 910 P.

D. Jorge Calvet Spinach, mayor de edad, casado, con domicilio a estos efectos en San Sebastián de los Reyes, Avda Isla Graciosa, s/n, con NIF- 676.608 V.

Segundo.- Delegación de facultades para formalizar y subsanar los acuerdos adoptados por la Junta General de Accionistas.

Aprobar por mayoría de 99,9265 % del capital social con derecho a voto facultar en la forma más amplia y eficaz posible en derecho, con carácter solidario, al Presidente del Consejo de Administración y al Secretario de este órgano, para que cualquiera de ellos, de modo indistinto, puedan comparecer ante Notario Público y otorgar la escrituras públicas necesarias para la formalización de los acuerdos que así lo requieran, incluyendo las de aclaración, subsanación y rectificación, para su más exacto cumplimiento y para la inscripción de los mismos en el Registro Mercantil.

CERTIFICA asimismo que en San Sebastián de los Reyes (Madrid), Avda. Isla Graciosa s/n, a 24 de junio de 2002, el Consejo de Administración de la Sociedad, compuesto por los siguientes miembros: D. Luis Blasco Bosqued, D. Ernesto Sáenz de Buruaga ,"Grupo Admira Media, S.A" representada por D. Emilio Gilolmo López, "Telefónica Media Internacional y de Contenidos, S.A." representada por D. Luis Abril Pérez, "Gestora de Medios Audiovisuales Fútbol, S.L" representada por D. Eduardo Sanfrutos Gambín, "Producciones Multitemáticas, S.A"representada por D. Luis Bastida Ibargüen, "Telefónica Medios de Comunicación, S.A."representada por D. Eduardo Alonso Conesa, D. Daniel García Pita Pemán , D. Jorge Calvet Spinach, D. José Luis Díaz Fernández, D. Joan David Grima Terré, "RTL Group, S.A."representada por D. Didier Bellens, "RTL, Group Communications, S.L"representada por D. Nicolás Abel Bellet de Tavernost, siguiendo el sistema de votación por escrito y sin sesión previsto en el art.140.2 de la Ley de Sociedades Anónimas, a continuación de la Junta General de accionistas, adoptó por unanimidad de todos sus miembros, y sin que exista oposición de ninguno de ellos a este procedimiento, los siguientes acuerdos:

Primero.-Toma de razón de nombramientos en el Consejo de Administración

El Consejo toma razón de la aceptación como Consejeros, por D. Daniel García-Pita Pemán, mayor de edad, casado, con domicilio en Madrid, calle Diplomáticos, núm. 8 y NIF 782.415 R, y por D. Luis Blasco Bosqued, mayor de edad, casado, con domicilio a estos efectos en Madrid, en Paseo de la Castellana, 141, y NIF 17.812.803 que cada uno de ellos ha comunicado a la Sociedad por medio de carta de 24 de junio de 2002.

PAPEL EXCLUSIVO PARA DOCUMENTOS NOTARIALES

TIMBRE DEL ESTADO

4M5003669

05/2002

0,15 €

EMILIO RECODER DE CASSO · NOTARIO · MADRID

Segundo.- Aceptación de dimisión y nombramiento de Presidente

Aceptar la dimisión presentada por "Grupo Admira Media, S.A." en su cargo de Presidente y Consejero Delegado (manteniendo el cargo de Consejero), revocándole la totalidad de las facultades delegadas por el Consejo de Administración de la Sociedad, dicho nombramiento y delegación se elevaron a público ante el Notario de San Sebastián de los Reyes D. Emiliano Álvarez Buitrago, el 11 de marzo de 2002, con núm 944 de su protocolo causando inscripción 121 de las de la Sociedad en el Registro Mercantil.

Nombrar Presidente del Consejo de Administración a D. Luis Blasco Bosqued.

Tercero.- Aceptación de dimisión y nombramiento de Consejero Delegado

El Consejo de Administración acuerda por unanimidad aceptar la dimisión presentada por "Telefónica Medios de Comunicación, S.A."como Consejero Delegado (manteniendo el cargo de Consejero), revocándole la totalidad de las facultades delegadas por el Consejo de Administración, dicho nombramiento y delegación se elevaron a público el 30 de abril de 2002, ante el Notario de Madrid D. Emilio Recoder de Casso, con núm, 536 de protocolo, con inscripción 124 de las de la Sociedad.

Nombrar Consejero Delegado a D. Ernesto Sáenz de Buruaga Bustamante, delegando a su favor la totalidad de las facultades del Consejo de Administración salvo las legalmente indelegables.

Cuarto.- Dimisiones y Nombramientos de miembros de la Comisión Ejecutiva

Aceptar las dimisiones como miembros de la Comisión Ejecutiva, presentadas por "Telefónica Medios de Comunicación, S.A.", y por "Grupo Admira Media, S.A."

Nombrar miembros de la Comisión Ejecutiva a D. Ernesto Sáenz de Buruaga, y a D. Luis Blasco Bosqued.

Quinto.- Aprobación del Acta

Los acuerdos transcritos constan en acta levantada por el secretario del consejo y con el Visto Bueno del Presidente D. Luis Blasco Bosqued, que han sido adoptados por escrito y sin sesión por todos los Consejeros, habiendo enviado cada uno de ellos su voto favorable a cada uno de los acuerdos y sin que ninguno se haya opuesto al procedimiento adoptado.

CERTIFICA asimismo

Que D. Luis Blasco Bosqued y D. Ernesto Sáenz de Buruaga, han manifestado, mediante carta, cada uno de ellos, de fecha de 24 de junio de 2002 enviada a la que suscribe como Secretario del Consejo de Administración de la Sociedad, la aceptación de los cargos para los que han sido nombrados de Presidente el primero y Consejero

Delegado el segundo, así como de miembros de La Comisión Ejecutiva, declarando que no se encuentran incursos en ninguna de las incompatibilidades legalmente previstas.

Igualmente D. David Grima Terré y Joge Calvet Spinash, cada uno de ellos, por carta de 24 de junio de 2002 enviada a la que suscribe como Secretario del Consejo de Administración de la Sociedad aceptan el cargo de Consejero y manifiestan no estar incursos en incompatibilidad legal alguna.

Y para que así conste expide la presente certificación con el visto bueno del Presidente D. Luis Blasco Bosqued, en Madrid, a 23 de julio de 2002.

V°B°
El Presidente

El Secretario

APLICACION ARANCEL DISPO. ADICIONAL 3ª LEY 8/89
BASES DE CALCULO: Sin Cuantía
ARANCEL APLICABLE: 1, 4, Nª 8, 7, 6, 5
DERECHOS ARANCELARIOS - 100,68 EUROS
ES COPIA LITERAL de su matriz con la que

TIMBRE DEL ESTADO

0,15 €

4M5003670

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EMILIO RECODER DE CASSO · NOTARIO · MADRID · NIHIL PRIUS FIDE

concuerda fielmente y donde queda anotada. La expido yo FRANCISCO DE ASIS PIZARRO, Notario del Ilustre Colegio de Madrid en sustitución por imposibilidad accidental de mi compañero de residencia DON EMILIO RECODER DE CASSO a instancias de la compareciente, según interviene en doce folios de papel exclusivo para documentos notariales, números el presente y los once anteriores en orden correlativo inverso. En Madrid. El veinticuatro de julio de dos mil dos. DOY FE.---------------------------------------

FE PÚBLICA NOTARIAL

CONSEJO GENERAL DEL NOTARIADO ESPAÑOL · NOTARIADO EUROPA · NIHIL PRIUS FIDE

0038256211

EMILIO RECODER DE CASSO · NIHIL PRIUS FIDE · MADRID

REGISTRO MERCANTIL DE MADRID
P.° de la Castellana, 44 - 28046 MADRID

N.I.F. - E-81458556

DOCUMENTO PRESENTADO	2.002 55.709,0
DIARIO	1.229
ASIENTO	738

EL REGISTRADOR MERCANTIL que suscribe previo examen y calificación del documento precedente de conformidad con los artículos 18-2 del Código de Comercio y 6 del Reglamento del Registro Mercantil, ha procedido a su inscripción en el:

TOMO: 15.865 LIBRO: 0 FOLIO: 176

SECCION: 8 HOJA: M-34473

INSCRIPCION: 133

Madrid, **13 de SEPTIEMBRE de 2.002**

EL REGISTRADOR,

Aplicada la Reducción de los R.D.L. 6/1999 y 6/2000

BASE: SIN CUANTIA

HNOS S/M: TRESCIENTOS SETENTA Y CUATRO CON SETENTA Y TRES CÉNTIMOS 374,73

REGISTRO MERCANTIL DE MADRID

03 SEP 30 AM 7:21

Resolution of the Shareholders' Ordinary General Meeting held on 24th April 2003.
Reelection of the Director Mr. Jose Luis Diaz Fernandez.
Certificate issued by the Secretary with the approval of the Chairman.

8285/2003

03 SEP 30 AM 7:2

02.06.03 067105

NOTARIO D. EMILIO RECODER DE CASSO - MADRID - NIHIL PRIUS FIDE

78

DOÑA MÓNICA MARTÍN DE VIDALES GODINO Secretario no Consejero de la sociedad denominada **ANTENA 3 DE TELEVISIÓN, S.A,** domiciliada en San Sebastián de los Reyes (Madrid), Avda. Isla Graciosa s/n, con Código de Identificación Fiscal A-78 839271, inscrita en el Registro Mercantil de Madrid, 8.788 general, 7.636 de la Sección Tercera del Libro de Sociedades, Folio 125, Hoja Número 71.528, Inscripción primera.

CERTIFICA

Que, el día 24 de abril de 2003, se celebró, en primera convocatoria, la Junta General Ordinaria de Accionistas de ANTENA 3 DE TELEVISIÓN, S.A., a las 12:30 horas, en el domicilio social, sito en San Sebastián de los Reyes, Madrid, Avda. Isla Graciosa s/n.

Esta Junta General Ordinaria fue convocada por el Consejo de Administración de la Sociedad, publicándose los anuncios de convocatoria en el Boletín Oficial del Registro Mercantil, nº 66, del 7 de abril de 2003, y en el periódico CINCO DÍAS del mismo día.

D. Emiliano Álvarez Buitrago, Notario de San Sebastián de los Reyes, asistió a la Junta aceptando el requerimiento realizado conforme al art. 114 del al Ley de Sociedades Anónimas, y levantó acta de la reunión, que una vez por él redactada no precisa aprobación por la Junta.

Actuaron como Presidente y Secretario de la Junta D. Luis Blasco Bosqued y Dña Mónica Martín de Vidales, respectivamente.

Al inicio de la Junta, el Secretario, a petición del Presidente, una vez examinados los datos de asistencia que le habían sido proporcionados por los servicios de la sociedad, dio lectura al quórum de asistencia con el resultado de 16 accionistas presentes que representan el 0, 3709 % del capital y 24 accionistas representados que representan el 97,6228 % del capital, lo que supone la asistencia de un total de 97,9938 % del capital social.

Habiendo quórum suficiente el Sr. Presidente declaró validamente constituida la Junta y el Notario preguntó si existían reservas o protestas sobre las manifestaciones del Presidente relativas al número de socios concurrentes y al capital presente y nadie hizo ninguna.

A continuación, a lo largo de la reunión, se adoptaron entre otros los siguientes acuerdos:

REGISTRO MERCANTIL DE MADRID T. 15.865 F. 178
ANTENA 3 DE TELEVISION SA
Asiento: 1/1320/165 Folio: 24 F.P.: 02/06/2003
Prot.: /P/19/05/2003
Fecha: 02/06/2003 Hora: 10:03 06/
N.Entrada: 1/2003
Pres: ANTONIO LUCAS AYALA-913994401

67.105,0

III.- Nombramiento, ratificación y dimisión de Consejeros.

Por mayoría de 99,8735 del capital social presente y representado con derecho a voto se acordó, nombrar como Consejero de la Sociedad por plazo de 5 años, plazo estatutario, a D. José Luis Díaz Fernández, mayor de edad, casado, con domicilio a estos efectos en San Sebastián de los Reyes (Madrid) Avda Isla Graciosa s/n, con NIF 9.468.899 Y.

art. 27
30 25
art 29
5 años

V- Delegación de facultades para formalizar, subsanar y ejecutar los acuerdos adoptados por la Junta General de Accionistas.

Aprobar por mayoría de 99,8735 % del capital social presente y representado con derecho a voto, facultar en la forma más amplia y eficaz posible en derecho, con carácter solidario, al Presidente del Consejo de Administración y al Secretario de este órgano, para que cualquiera de ellos, de modo indistinto, puedan comparecer ante Notario Público y otorgar la escrituras públicas necesarias para la formalización de los acuerdos que así lo requieran, incluyendo las de aclaración, subsanación y rectificación, para su más exacto cumplimiento y para la inscripción de los mismos en el Registro Mercantil.

CERTIFICA ASIMISMO que por medio de carta de 25 de abril de 2003 dirigida al Secretario del Consejo de Administración de la Sociedad, D. José Luis Díaz Fernández aceptó el cargo de Consejero para el que había sido nombrado en la Junta General Ordinaria de 24 de abril de 2003, declarando no encontrarse incurso en incompatibilidad legal alguna.

Y para que así conste expide la presente certificación con el visto bueno del Presidente, en Madrid, a 19 de mayo de 2003.

V°B°
El Presidente

D. Luis Blasco Bosqued

El Secretario

Dña Mónica Martín de Vidales Godino

REGISTRO MERCANTIL DE MADRID
P.º de la Castellana, 44 - 28046 MADRID

N.I.F. - E-81458556

DOCUMENTO PRESENTADO	2.003 67.105,0
DIARIO	1.320
ASIENTO	165

EL REGISTRADOR MERCANTIL que suscribe previo examen y calificación del documento precedente de conformidad con los artículos 18-2 del Código de Comercio y 6 del Reglamento del Registro Mercantil, ha procedido a su inscripción en el:

TOMO: 15.865 LIBRO: 0 FOLIO: 178

SECCION: 8 HOJA: M-34473

INSCRIPCION: 143

Madrid, 05 de JUNIO de 2.003

EL REGISTRADOR

Aplicada la Reducción de los R.D.L. 6/1999 y 6/2000
BASE: SIN CUANTIA
HNOS S/M: CINCUENTA Y CUATRO CON SETENTA Y NUEVE CÉNTIMOS
********54,79

De conformidad con los articulos 333 RH y 80 RRM, SE HACE CONSTAR, que según resulta de los archivos informáticos del Registro (artículos 12 y 79 RRM), la hoja registral de la entidad no se halla sujeta a cierre registral alguno, ni en la misma consta extendido asiento relativo a quiebra, suspensión de pagos o disolución.

Dña Mónica Martín de Vidales Godino
Secretario del Consejo de Administración
Antena 3 de Televisión, S.A.

Madrid, a 25 de abril de 2003

Estimada Mónica:

Por medio de la presente acepto el cargo de Consejero del Consejo de Administración de Antena 3 de Televisión, S.A. para el que he sido nombrado en la Junta General Ordinaria celebrada el 24 de abril de 2003, y declaro no encontrarme incurso en incompatibilidad legal alguna para el ejercicio del dicho cargo.

José Luis Díaz Fernández
NIF- 9.468.899 Y

--------TESTIMONIO DE LEGITIMACION DE FIRMAS-------
Número 208 del libro indicador número uno. Yo, EMILIO RECODER DE CASSO, Notario del Ilustre Colegio de Madrid, con residencia en esta capital.--
DOY FE: Que considero legitima la firma que antecede, de Don José Luis Díaz Fernández con D.N.I número 9.468.899-Y, por coincidir con su referido documento de identidad.-----------------
Madrid, a veintisiete de mayo de dos mil tres.

CONSEJO GENERAL DEL NOTARIADO ESPAÑOL
NOTARIADO EUROPA
NIHIL PRIUS FIDE
FE PÚBLICA NOTARIAL
0048531882

REGISTRO MERCANTIL DE MADRID

LISTADO DE ENVIO AL BORME DE ACTOS

(Entrada 1/2003/67.105,0)

ANTENA 3 DE TELEVISION SA - A78839271

Nombramiento de miembro de órgano adm.

Sujeto Nombrado : DIAZ FERNANDEZ JOSE LUIS
Cargo o Función : Consejero
Fecha de nombramiento: 24/04/2003

Datos Registrales:

Tomo: 15865 , Libro: 0 , Folio: 178 , Sección: 8 , Hoja : M 34473
Inscripción : 143 / Fecha: 05/06/2003 Año Pre.: 2003

Importe de publicación en BORME : 29,45

La presente información se facilita a los efectos previstos en el apartado 2 del artículo 25 (rectificación de errores) de la Orden del Ministerio de Justicia de 30 de diciembre de 1991.

<u>Meeting of the Board of Directors held on 16th June 2003</u>
Appointment of the following Directors through cooptation: Mr. Jose Manuel Lara Bosch, Mr. Marco Drago, Mr. Maurizio Carlotti, Mr. Jose Creuheras Margenat and Mr. Ramon Mas Sumalla.
Deed dated 23rd June 2003 granted before the Notary Public of San Sebastian de los Reyes, Mr. Emiliano Alvarez Buitrago under number 2.184 of his official records.

EMILIANO ÁLVAREZ BUITRAGO
N O T A R I O
AV. ESPAÑA N° 16
San Sebastián de los Reyes
28700 (Madrid)

ESCRITURA DE ACEPTACIÓN DE DIMISIONES Y NOMBRAMIENTO DE CARGOS SOCIALES, OTORGADA POR "ANTENA 3 DE TELEVISIÓN, S.A." ------------------

NÚMERO DOS MIL CIENTO OCHENTA Y CUATRO ---------

En **SAN SEBASTIAN DE LOS REYES**, mi residencia, a veintitrés de Junio de dos mil tres. -------------

Ante mí, **EMILIANO ÁLVAREZ BUITRAGO**, Notario del Ilustre Colegio de Madrid, -----------------------

COMPARECE: ----------------------------

DOÑA CARMEN RODRÍGUEZ MARTÍN, mayor de edad, casada, domiciliada a estos efectos en San Sebastian de los Reyes (Madrid), Avenida Isla Graciosa s/n, "Edificio Antena 3", titular del DOCUMENTO NACIONAL DE IDENTIDAD número 3.419.914 K. --

Le identifico por el DOCUMENTO NACIONAL DE IDENTIDAD reseñado y exhibido. ------------------

INTERVIENE ----------------------------

En nombre y representación de **"ANTENA 3 DE TELEVISIÓN, S.A."**, con C.I.F número A-78839271,

domiciliada en esta Localidad, Avenida Isla Graciosa, sin número, constituida por tiempo indefinido en escritura otorgada ante el Notario de Madrid, Don José Machado Carpenter, el día siete de junio de mil novecientos ochenta y ocho, y adaptados sus estatutos a la vigente legislación mercantil, mediante otra escritura autorizada por el mismo Notario, el día cinco de Julio de mil novecientos noventa y uno, número 2.108 de Protocolo; inscrita en el Registro Mercantil de Madrid, al tomo 1924, folio 108, hoja número M-34473. ------------------a

Actúa como Vicesecretario, no Consejero, del Consejo de Administración de dicha Sociedad, cargo para el que fue nombrada por acuerdo elevado a público en escritura otorgada ante mí el día 4 de febrero de 2.003, bajo el número 360 de orden de mi protocolo, cuya copia que me exhibe, se inscribió en el Registro Mercantil citado, causando la inscripción 139 de la hoja número M-34473, por lo que a mi juicio y bajo mi responsabilidad, tiene facultades representativas suficientes para formalizar esta escritura de **ELEVACIÓN A PÚBLICOS DE ACUERDOS SOCIALES**. ----------------------------

Asegura la señora compareciente que ejerce tal cargo y que no han variado las circunstancias de la Sociedad que representa. -------------------------

En el concepto en que interviene, tiene a mi juicio, capacidad legal necesaria para otorgar esta escritura de **ELEVACION A PUBLICOS DE ACUERDOS SOCIALES** y, a tal efecto, -------------------------

E X P O N E -------------------------

I.- Que el Consejo de Administración de dicha Sociedad, en la reunión celebrada el dia 16 de junio de 2.003, adoptó los acuerdos que constan en una certificación que me entrega en este acto la señora compareciente **y la dejo unida a esta matriz,** expedida por ella misma como Vicesecretario, no Consejero, del Consejo de Administración de la Sociedad, con el vito bueno del Presidente, Don José-Manuel Lara Bosch, cuyas firmas considero legítimas. --

II.- Que en ejecución de todo lo anterior, la señora compareciente según interviene, ------------

O T O R G A ---------------------------

Primero.- Que deja elevados a públicos, todos y cada uno de los acuerdos que se contienen en la certificación que ha quedado protocolizada con la presente escritura, cuyo contenido se dá aquí por reproducido íntegramente para evitar repeticiones innecesarias. -------------------------------------

Segundo.- DOÑA MONICA MARTÍN DE VIDALES GODINO, Secretario saliente del Consejo de Administración de la Sociedad representada, firma igualmente la certificación que ha quedado protocolizada, dándose por notificada de su cese y de todo lo acordado en la mencionada reunión del Consejo, renunciando así al derecho de oposición que previene el artículo 111 del Reglamento del Registro Mercantil. -------------------------------

Tercero.- Y solicita del Sr. Registrador Mercantil, inscriba la presente escritura en los libros a su cargo, incluso de forma parcial. ------

OTORGAMIENTO Y AUTORIZACION ------------

Hago de palabra las reservas y advertencias legales pertinentes, especialmente las del artículo 82 del Reglamento del Registro Mercantil, y que para su **inscripción, la mercantil deberá tener**

TIMBRE DEL ESTADO

Notaría de D. EMILIANO ALVAREZ BUITRAGO
San Sebastián de los Reyes (Madrid)

0,15 €

4W6040288

02/2003

debidamente depositadas sus cuentas anuales.

Le leo esta escritura, la encuentra conforme, se ratifica en su contenido y la firma conmigo el Notario, que de cuanto se consigna en este instrumento público que queda extendido en tres folios de papel timbrado del Estado exclusivo para documentos notariales, números el del presente y los anteriores siguientes en orden correlativo, que signo, firmo y rubrico,de que el consentimiento ha sido libremente pactado y de que el otorgamiento se adecua a la legalidad y a la voluntad debidamente informada de la otorgante, DOY FE. ---------------

Está la firma del compareciente. Están el signo, la firma, la rúbrica y el sello del Notario autorizante. -----------------------------------

----

----------- SIGUEN DOCUMENTOS UNIDOS ------------

Carmen Rodríguez Martín, Vicesecretario no Consejero del Consejo de Administración de Antena 3 de Televisión, S.A., domiciliada en San Sebastián de los Reyes (Madrid), Avda. Isla Graciosa s/n, y con CIF nº A-78 839271,

CERTIFICO

PRIMERO.- Que, el día 16 de junio de 2003, se reunió el Consejo de Administración de ANTENA 3 DE TELEVISIÓN, S.A., que había sido convocado por el Secretario, doña Mónica Martín de Vidales Godino, siguiendo instrucciones del Presidente, don Luis Blasco Bosqued, de conformidad con lo establecido en los Estatutos sociales.

SEGUNDO.- Que la sesión del Consejo tuvo lugar en el domicilio social, Avda. Isla Graciosa s/n, San Sebastián de los Reyes (Madrid), y se encontraban presentes los siguientes Consejeros de la Sociedad:

ASISTENTES

Presidente:	D. Luis Blasco Bosqued
Consejero Delegado:	D. Ernesto Sáenz de Buruaga Bustamante
Consejeros:	D. Jorge Calvet Spinatsch
	D. José Luis Díaz Fernández
	D. Joan David Grimà Terré
	Gestora de Medios Audiovisuales Fútbol, S.L., representada por D. Eduardo Sanfrutos Gambín
	Grupo Admira Media, S.A., representada por D. Emilio Gilolmo López
	Producciones Multitemáticas, S.A., representada por D. Luis Bastida Ibargüen
	Telefónica Media Internacional y de Contenidos, S.A., representada por D. Pedro Ramón y Cajal Agüeras
	Telefónica Medios de Comunicación, S.A., representada por D. Pedro Antonio Martín Marín
Secretario:	Dña. Mónica Martín de Vidales Godino

Los Sres. Thomas Hesse y Nicolás Abel Bellet de Tavernost, representantes, respectivamente, de los Consejeros RTL Group, S.A. y RTL Group Communications, S.L., habían excusado su asistencia.

TERCERO.- Que en la reunión actuaron como Presidente y Secretario los titulares de ambos cargos: don Luis Blasco Bosqued y doña Mónica Martín de Vidales Godino.

CUARTO.- Que el orden del día de la reunión, que figuraba en su convocatoria, fue el que a continuación se transcribe:

ORDEN DEL DÍA

1º Aprobación del acta de la reunión anterior de 22 de mayo de 2003
2º Dimisiones y nombramientos de Consejeros por cooptación.
3º Designación de Presidente y Consejero Delegado; delegación de facultades y revocación y otorgamiento de poderes
4º Fijación del número de miembros de la Comisión Ejecutiva y designación de miembros
5º Delegación de facultades para elevación a público e inscripción
6º Lectura y aprobación, en su caso, del acta de la reunión.

QUINTO.- Que, en esta sesión del Consejo de Administración, se adoptaron, por unanimidad, los siguientes acuerdos, que se extractan del acta de la reunión:

UNO.- Aceptar la dimisión como Consejeros de la Compañía presentada por:

- D. Jorge Calvet Spinatsch
- Grupo Admira Media, S.A. (hoy denominada Telefónica de Contenidos, S.A.), representada por D. Emilio Gilolmo López
- Producciones Multitemáticas, S.A., representada por D. Luis Bastida Ibargüen, que dimite, igualmente, como miembro de la Comisión Ejecutiva

agradeciéndoles los servicios prestados en defensa de los intereses de la Sociedad.

DOS.- Aceptar la dimisión de D. Ernesto Sáenz de Buruaga Bustamante de sus cargos de Consejero, Consejero Delegado y miembro de la Comisión Ejecutiva, agradeciéndole los servicios prestados y su gestión al frente de la Compañía.
Quedan revocadas la totalidad de las facultades delegadas a favor del Sr. Sáenz de Buruaga Bustamante por acuerdo del Consejo de Administración de 24 de junio de 2002, así como la totalidad de los poderes otorgados en su favor, y, en particular, los otorgados por el Consejo de Administración en su reunión de fecha 30 de abril de 2002.

TRES.- Nombrar como nuevos Consejeros de ANTENA 3 DE TELEVISIÓN, S.A., por el sistema de cooptación, cubriendo la vacante producida por la dimisión de D. Daniel García-Pita Pemán (aceptada por el Consejo de Administración, en su sesión de 22 de mayo de 2003), y por las cuatro vacantes producidas por las dimisiones expresadas en los anteriores acuerdos, y por un período de cinco años, a los siguientes señores, accionistas de la Compañía:

D. José Manuel Lara Bosch, mayor de edad, de nacionalidad española, casado, con DNI nº 46.204.247-F y domicilio, a estos efectos, en Avenida Diagonal 662-664, 9º, 08034 Barcelona.

D. Maurizio Carlotti, mayor de edad, de nacionalidad italiana, casado, con Pasaporte nº 673591-W y domicilio, a estos efectos, en la calle Arte 21, 7º, 28033 Madrid.

D. José Creuheras Margenat, de nacionalidad española, mayor de edad, casado, con DNI nº 46.218.298-M y domicilio, a estos efectos, en Avenida Diagonal 662-664, 9º, 08034 Barcelona.

Dr. Marco Drago, de nacionalidad italiana, mayor de edad, casado, con Pasaporte nº 299.875-S y domicilio a estos efectos en Via Giovanni de Verrazana 15, 28100 Novara, Italia.

D. Ramón Mas Sumalla de nacionalidad española, mayor de edad, casado, con DNI nº 37258714-W y domicilio, a estos efectos, en Avenida Diagonal 662-664, 9º, 08034 Barcelona.

Todos ellos, presentes en la reunión, aceptaron el cargo de Consejero de ANTENA 3 DE TELEVISIÓN, S.A. haciendo expresa manifestación de no estar incursos en ninguna de las incompatibilidades, incapacidades o prohibiciones previstas en la legislación nacional y autonómica (Ley 12/95 de 11 de mayo y Ley 14/95 de 21 de abril de la Comunidad Autónoma de Madrid).

A efectos de la inscripción de estos nombramientos en el Registro Mercantil se hace constar que:

1) Los Consejeros dimitidos cuyas vacantes se cubren por cooptación habían sido designados para el cargo por la Junta General de accionistas y por un período de cinco años.
2) Los nombramientos de los nuevos Consejeros deberán ser ratificados por la primera Junta General de accionistas que se celebre.

CUATRO.- Aceptar la dimisión presentada en este acto por D. Luis Blasco Bosqued de su cargo de Presidente del Consejo de Administración, agradeciéndole los servicios prestados.

CINCO.- Nombrar Presidente del Consejo de Administración a D. José Manuel Lara Bosch, quien, presente en este acto, acepta el cargo y reitera la manifestación de no estar incurso en incompatibilidad legal alguna para el ejercicio del mismo.
Los datos personales del Sr. Lara Bosch se han hecho constar en el punto tres anterior.

SEIS.- Designar como nuevo Consejero Delegado de la sociedad a D. Maurizio Carlotti, quien, presente en la reunión acepta el cargo y reitera la manifestación de no hallarse incurso en ninguna de las causas de prohibición o incompatibilidad para el ejercicio del mismo previstas en la legislación vigente.
Los datos personales del Sr. Carlotti se han hecho constar en el punto tres anterior.

SIETE.- Delegar en el Consejero Delegado de la Sociedad, D. Maurizio Carlotti, ~~con carácter indefinido y hasta que el Consejo acuerde la revocación o modificación de esta delegación,~~ todas las facultades que corresponden al Consejo de Administración, salvo las legalmente indelegables.

OCHO.- Designar como miembros de la Comisión Ejecutiva al Presidente del Consejo de Administración, D. José Manuel Lara Bosch, y al Consejero Delegado, D. Maurizio Carlotti.
Ambos señores, cuyos datos personales se han hecho constar en el punto tres anterior, aceptaron el cargo reiterando no encontrarse incursos en ninguna incompatibilidad legal para su ejercicio.

NUEVE.- Aceptar la dimisión presentada por doña Mónica Martín de Vidales Godino como Secretario no Consejero, agradeciéndole los servicios prestados.

SEXTO.- Que, en virtud de los anteriores acuerdos, los órganos de Administración de la Compañía quedan compuestos como sigue:

Consejo de Administración	
Presidente:	D. José Manuel Lara Bosch
Consejero Delegado:	D. Maurizio Carlotti
Consejeros:	D. Luis Blasco Bosqued
	D. José Creuheras Margenat
	D. José Luis Díaz Fernández
	D. Marco Drago
	D. Joan David Grimà Terré
	D. Ramón Mas Sumalla
	Gestora de Medios Audiovisuales Fútbol, S.L, representada por D. Eduardo Sanfrutos Gambín
	Telefónica Media Internacional y de Contenidos, S.A., representada por D. Pedro Ramón y Cajal Agüeras
	Telefónica Medios de Comunicación, S.A., representada por D. Pedro Antonio Martín Marín
	RTL, Group Communications, S.L., representada por D. Nicolás Abel Bellet de Tavernost
	RTL Group, S.A., representada por D. Thomas Hesse

Vicesecretario no consejero: Dña. Carmen Rodríguez Martín

Comisión Ejecutiva

Presidente: D. José Manuel Lara Bosch
Consejero Delegado: D. Maurizio Carlotti
Consejeros: D. Luis Blasco Bosqued
D. Joan David Grimà Terré
RTL, Group Communications, S.L., representada por D. Nicolás Abel Bellet de Tavernost

SÉPTIMO.- Que el acta de la sesión fue aprobada, por unanimidad, en la propia sesión del Consejo de Administración, celebrada el 16 de junio de 2003, y fue firmada por el Presidente y por el Secretario.

Y, para que así conste, expido y firmo la presente certificación en San Sebastián de los Reyes, Madrid, a diecisiete de junio de dos mil tres, con el V° B° del Presidente y del Secretario no Consejero saliente a los efectos de lo dispuesto en el artículo 111 del Reglamento del Registro Mercantil.

V° B°
EL PRESIDENTE

EL VICESECRETARIO

EL SECRETARIO SALIENTE

TIMBRE DEL ESTADO

4W6040291

02/2003

0,15 €

ES COPIA de su original, que obra en mi Protocolo corriente de instrumentos públicos bajo número indicado, y yo, el Notario autorizante del mismo, la expido para la Sociedad representada en este acto, en San Sebastián de los Reyes, el mismo dia de su otorgamiento, en seis folios timbrados de papel exclusivo para documentos notariales, serie 4W números el del presente y los anteriores en orden de numeración. DOY FE. ---------------------------------

D.A. 3ª L. 8/89.- Documento no sujeto

(instrumento sin cuantía)

FE PÚBLICA NOTARIAL

CONSEJO GENERAL DEL NOTARIADO ESPAÑOL

NOTARIADO EUROPA

NIHIL PRIUS FIDE

0048685331

SAN SEBASTIAN DE LOS REYES

REGISTRO MERCANTIL DE MADRID

P.º de la Castellana, 44 - 28046 MADRID

DOCUMENTO PRESENTADO	2.003/06 77.740,0
DIARIO	1.327
ASIENTO	560

EL REGISTRADOR MERCANTIL que suscribe previo examen y calificación del documento precedente de conformidad con los artículos 18-2 del Código de Comercio y 6 del Reglamento del Registro Mercantil, ha resuelto no practicar la inscripción solicitada por haber observado el/los siguiente/s defecto/s que impiden su práctica:

DEFECTOS

* NO CONSTA LA DECLARACION DE ESTAR VIGENTES LOS DOCUMENTOS DE IDENTIDAD DE LOS ADMINISTRADORES EXTRANJEROS NOMBRADOS, ART. 38 RRM. ES DEFECTO SUBSANABLE.

* DEBE INSCRIBIRSE PREVIAMENTE LA DESIGNACION DE DON THOMAS HESSE COMO REPRESENTANTE FISICO DE "RTL GROUP SA", ART. 11 RRM. ES DEFECTO SUBSANABLE.

* LA DELEGACION DE FACULTADES EN EL CONSEJERO DELEGADO CON CARACTER INDEFINIDO QUE CONSTA EN EL ACUERDO SIETE, ES CONTRARIA AL PLAZO DE CINCO AÑOS ESTABLECIDO EN LOS ESTATUTOS SOCIALES PARA EL EJERCICIO DEL CARGO DE CONSEJERO. ACLARESE. ES DEFECTO SUBSANABLE.

Se advierte que, la revocación de poderes otorgados a don Ernesto Saenz de Buruaga, sólo se inscribirá respecto de los que se citan, otorgados por el Consejo de Administración en su reunión de 30 de abril de 2002, y que constan en la inscripción 125ª de la Hoja abierta a la Sociedad.

En el plazo de 1 mes a contar desde la fecha de la notificación de esta calificación, se puede interponer recurso en la forma y según los trámites previstos en el artículo 324 y siguientes de la Ley Hipotecaria, aprobada por Decreto de 8 de Febrero de 1946 y modificada por la ley 24/2.001 de 27 de Diciembre.

Madrid, 26 de [illegible] de 2003

EL REGISTRADOR

N.I.F. E-81458556

REGISTRO MERCANTIL DE MADRID

P.º de la Castellana, 44 - 28046 MADRID

DOCUMENTO PRESENTADO	2.003 88.318/0
DIARIO	1.327
ASIENTO	560

EL REGISTRADOR MERCANTIL que suscribe previo examen y calificación del documento precedente de conformidad con los artículos 18-2 del Código de Comercio y 6 del Reglamento del Registro Mercantil, ha resuelto proceder a su inscripción en el:

TOMO : 15.865 LIBRO : 0 FOLIO : 179

SECCION : 8 HOJA : M-34473

INSCRIPCION : 147

N.I.F. E-81458556

OBSERVACIONES E INCIDENCIAS

Practicada la inscripción en unión de:

1. Certificación expedida en Madrid, el 14 de julio de 2003, por doña Carmen Rodriguez Martín, Vicesecretario no Consejero del Consejo de Administración, con el visto bueno del Presidente del Consejo, don Jose Manuel Lara Bosch, cuyas firmas constan legitimadas por el Notario San Sebastian de los Reyes, don Emiliano Alvarez Buitrago con fecha 16 de julio de 2003.

2. Documento complementario suscrito el 14 de Julio de 2003 por doña Carmen Rodriguez Marin, cuya firma consta legitimada por el Notario de San Sebastian de los Reyes don Emiliano Alvarez Buitrago con fecha 16 de julio de 2003.

Madrid, 21 de JULIO de 2003

EL REGISTRADOR

Aplicada la Reducción de los R.D.L. 6/1999 y 6/2000

BASE: SIN CUANTIA

HNOS S/M: QUINIENTOS CINCUENTA Y NUEVE CON CUARENTA Y TRES CENTIMOS

*******559,43

De conformidad con los artículos 333 RH y 80 RRM, SE HACE CONSTAR, que según resulta de los archivos informáticos del Registro (artículos 12 y 79 RRM), la hoja registral de la entidad no se halla sujeta a cierre registral alguno, ni en la misma consta extendido asiento relativo a quiebra, suspensión de pagos o disolución.

Antena 3

CARMEN RODRÍGUEZ MARTÍN, Vicesecretario no Consejero del Consejo de Administración de la sociedad Antena 3 de Televisión, S.A., con domicilio social en San Sebastián de los Reyes, Madrid, Avda. Isla Graciosa s/n, y CIF número A/78839271

CERTIFICA

Que la certificación unida a la escritura otorgada el 23 de junio de 2003 con el número 2.184, del Notario de San Sebastián de los Reyes (Madrid) don Emiliano Álvarez Buitrago (en la que se eleva a público el acuerdo de nombramiento y delegación de facultades adoptado por el Consejo de Administración de la Sociedad en su reunión del 16 de junio de 2003 a favor de don Maurizio Carlotti), no incluyó la transcripción íntegra y literal del contenido del acuerdo adoptado, tal y como figura en el acta de la sesión, aprobada y firmada, que es la siguiente:

Toma la palabra el nuevo Presidente para hacer constar que dada la posición vacante de Consejero Delegado por la dimisión de su cargo presentada en este Consejo por el Sr. Sáenz de Buruaga Bustamante, propone el nombramiento como Consejero Delegado a D. Maurizio Carlotti, delegando en el mismo la totalidad de las facultades del Consejo de Administración salvo las legalmente indelegables. El Consejo de Administración aprueba el nombramiento por unanimidad de los asistentes y el Sr. Carlotti, presente en este acto, acepta el cargo y reitera la manifestación de no estar incurso en incompatibilidad legal alguna.

Y, para que así conste, expido y firmo la presente certificación en San Sebastián de los Reyes, Madrid, a catorce de julio de dos mil tres.

VºB
EL PRESIDENTE

Avda. Isla Graciosa, s/n. - 28700 San Sebastián de los Reyes - Madrid (ESPAÑA)
Tel.: 916 230 500 E-mail: antena3tv@antena3tv.es Dirección Internet: www.antena3tv.es
Antena 3 de Televisión, S.A. / C.I.F.: A-78839271 / Inscrita en el Registro Mercantil de Madrid, tomo 8.788, sección 3ª, folio 125, hoja nº 71.592-3, inscripción 1ª
Miembro fundador de la Asociación de Televisiones Comerciales Europeas (ACT) y empresa fundadora del Club Gestión de Calidad

TESTIMONIO DE LEGITIMACION DE FIRMA- Yo, **EMILIANO ALVAREZ BUITRAGO**, Notario del Ilustre Colegio de Madrid, con residencia en San Sebastián de los Reyes, **DOY FE:** Que considero legítimas las firmas que anteceden de DOÑA CARMEN RODRÍGUEZ MARTIN titular del D.N.I número 3.419.914-K, por cotejo con otras legitimadas por mí y de DON JOSE MANUEL LARA BOSCH, titular del D.N.I. número 46.204.247-F, por ser sensiblemente igual a la estampada en su documento nacional de identidad reseñado ---------------------------------------

En **San Sebastián de los Reyes**, a dieciséis de julio de dos mil tres. ------------------------------

0,15 € SELLO DE LEGITIMACIONES Y LEGALIZACIONES

CONSEJO GENERAL DEL NOTARIADO ESPAÑOL

NOTARIADO EUROPA

NIHIL PRIUS FIDE

0048685613

RELACIONADO este documento en la inscripción 147 de la hoja número M-34473, folio 179 del tomo 15865 general del Registro Mercantil de Madrid.

Madrid, 21 de julio de 2003.

CARMEN RODRÍGUEZ MARTÍN, Vicesecretario no Consejero del Consejo de Administración de la sociedad Antena 3 de Televisión, S.A. (en adelante A3TV), con domicilio social en San Sebastián de los Reyes, Madrid, Avda. Isla Graciosa s/n, y CIF número A/78839271

MANIFIESTA

UNO.- Que A3TV presentó en el Registro Mercantil de Madrid, para su inscripción, la escritura 23 de junio de 2003, de protocolización de acuerdos sociales número 2.184 del protocolo del Notario de San Sebastián de los Reyes, Madrid, don Emiliano Álvarez Buitrago.

DOS.- Que el 4 de julio de 2003 A3TV ha recibido Notificación de Calificación de la mencionada escritura, en la que se comunica a la Sociedad que se ha resuelto no practicar la inscripción solicitada por haberse advertido los defectos subsanables que allí se mencionan y que se tienen por reproducidos en lo pertinente, para evitar repeticiones innecesarias.

TRES.- Que mediante el presente escrito y la certificación que le acompaña se procede a la subsanación de los defectos notificados en los siguientes términos:

Primero.- A los efectos de cumplir lo establecido en el artículo 38.6 del Reglamento del Registro Mercantil se hace constar que los pasaportes de los Consejeros don Maurizio Carlotti y de don Marco Drago, ambos de nacionalidad italiana, están vigentes.

Segundo.- La designación de don Thomas Hesse como persona física representante del Consejero RTL GROUP, S.A., de fecha anterior a la de celebración del Consejo cuyos acuerdos son objeto de la escritura calificada, y que fue formalizada en documento público, ha sido presentada para inscripción en ese Registro Mercantil, el día 8 de julio de 2002 con número de entrada 83.701.

Tercero.- El acuerdo de delegación de facultades a favor del Consejero Delegado, Sr. Carlotti, se efectuó por el tiempo durante el que éste ostente el cargo de Consejero, según consta en la certificación que se adjunta, expedida con el Visto Bueno del Presidente, que contiene una transcripción exacta del contenido del acta de la sesión de 16 de junio de 2003.

Cuarto.- Los poderes de fecha 30 de abril de 2002, que causaron la inscripción 125 de la hoja de la Sociedad son los únicos poderes que la sociedad había otorgado a favor del Sr. Sáenz de Buruaga Bustamante.

Avda. Isla Graciosa, s/n. - 28700 San Sebastián de los Reyes - Madrid (ESPAÑA)
Tel.: 916 230 500 E-mail: antena3tv@antena3tv.es Dirección Internet: www.antena3tv.es
Antena 3 de Televisión, S.A. / C.I.F.: A-78839271 / Inscrita en el Registro Mercantil de Madrid, tomo 8.788, sección 3ª, folio 125, hoja nº 71.592-3, inscripción 1ª
Miembro fundador de la Asociación de Televisiones Comerciales Europeas (ACT) y empresa fundadora del Club Gestión de Calidad

Cristina
F:\TEXTOS\MODELOS\TESTIMO\LEGITIMA

Antena 3

En su virtud

SOLICITA

Que se tenga por presentado este escrito, junto con la certificación que le acompaña, y, una vez examinado cuanto en él se manifiesta, se proceda a la inscripción de la escritura número 2184, de fecha 23 de junio de 2003, correspondiente al protocolo del Notario de San Sebastián de los Reyes, Madrid, don Emiliano Álvarez Buitrago.

En San Sebastián de los Reyes, Madrid, a catorce de julio de dos mil tres

REGISTRO MERCANTIL DE MADRID
PASEO DE LA CASTELLANA Nº 44. 28046 MADRID

TESTIMONIO DE LEGITIMACION DE FIRMA- Yo, **EMILIANO ALVAREZ BUITRAGO**, Notario del Ilustre Colegio de Madrid, con residencia en San Sebastián de los Reyes, **DOY FE:** Que considero legítima la firma que antecede de DOÑA CARMEN RODRÍGUEZ MARTIN titular del D.N.I número 3.419.914-K, por cotejo con otras legitimadas por mí. --------------------

En **San Sebastián de los Reyes**, a dieciséis de julio de dos mil tres. -----------------------------

0,15 € SELLO DE LEGITIMACIO... LEGALIZAC...

CONSEJO GENERAL DEL NOTARIADO ESPAÑOL · NOTARIADO EUROPA · NIHIL PRIUS FIDE · FE PÚBLICA NOTARIAL

147 M-34473 179 15865

Madrid 21 Julio 2003.

03 SEP 30 AM 7:21

Shareholders' Extraordinary General Meeting held on 29th August 2003
Ratification of the appointment of the following Directors: Mr. Jose Manuel Lara Bosch, Mr. Marco Drago, Mr. Maurizio Carlotti, Mr. Jose Creuheras Margenat and Mr. Ramon Mas Sumalla through cooptation at the meeting of the Board of Directors held on 16th June 2003.
Appointment of new Directors: Mr. Pedro Antonio Martin Marin, Mr. Eduardo Sanfrutos Gambin, Mr. Pedro Ramon y Cajal Agueras.
Deed dated 4th September 2003 granted before the Notary Public of Madrid, Ms. Isabel Estape Tous under number 985 of her official records.

5A7100701

ISABEL ESTAPE TOUS
NOTARIO
C/ PRINCIPE DE VERGARA, 103 1º Izda.
Teléf 915628605-Fax 915628606
MADRID

«ESCRITURA DE ELEVACION A PUBLICO DE ACUERDOS SOCIALES»

NÚMERO NOVECIENTOS OCHENTA Y CINCO.------------

En MADRID, mi residencia, a cuatro de Septiembre de dos mil tres. ------------------------------

Ante mí, **ISABEL ESTAPE TOUS**, Notario de esta Capital y del Ilustre Colegio de Madrid. ----------

==== C O M P A R E C E ====

DOÑA CARMEN RODRÍGUEZ MARTÍN, mayor de edad, casada, vecina de San Sebastián de los Reyes, con domicilio profesional en Avenida Isla Graciosa, 13; con D.N.I. y N.I.F. número 3.419.914-K. -----------

==== I N T E R V I E N E ====

En nombre y representación, como vicesecretario de la Sociedad **"ANTENA 3 DE TELEVISIÓN, S.A."**, de nacionalidad española, con domicilio en San Sebastián de los Reyes, Avenida Isla Graciosa, 13; constituida por tiempo indefinido en escritura autorizada el día 7 de junio de 1988, ante el Notario de Madrid Don José Machado Carpenter; adaptados sus

Estatutos a la vigente legislación mercantil en otra escritura autorizada por el mismo Notario el día cinco de julio de 1991, con el número 2.108 de orden. INSCRITA en el Registro Mercantil de Madrid, en el tomo 1924, folio 108, hoja número: M-34473, inscripción 1ª. Su C.I.F. número: A78839271. ------

El nombramiento y sus facultades para este acto resultan de su cargo de Vicesecretario no Consejero del Consejo de Administración de la Sociedad, cargo que asegura ejerce en la actualidad y para el que fue nombrada por acuerdo del Consejo de fecha 19 de diciembre de 2002, formalizado en la escritura otorgada el día 4 de febrero de 2003, ante el Notario de San Sebastián de los Reyes Don Emiliano Alvarez Buitrago, con el número 360 de orden, que causó la inscripción 139 de la hoja registral de la Sociedad en el Registro Mercantil. ----------------

Está especialmente facultada para este acto según resulta de una certificación expedida por la propia compareciente como Vicesecretario no Consejero del Consejo, con el visto bueno de su Presidente Don José Manuel Lara Bosch, cuyas firmas reputo legítimas. Dicha certificación se incorpora a la presente escritura matriz. --------------------

06/2003

Me asegura la vigencia de su cargo, facultades representativas y la persistencia de la capacidad jurídica de la entidad que representa. ------------

Tiene, a mi juicio, en el concepto en que interviene, capacidad legal para otorgar la presente ESCRITURA DE ELEVACIÓN A PÚBLICO DE ACUERDOS SOCIALES, y al efecto: --------------------------------

==== E X P O N E ====

I.- Que según resulta de la certificación unida a la presente, la Junta General de accionistas de la Sociedad "ANTENA 3 DE TELEVISION, S.A." en sesión celebrada el día 29 de agosto de 2003, adoptó los acuerdos relativos a la ratificación en su cargo de Consejeros de los señores que se indican en la certificación unida a la presente, quienes fueron designados Consejeros por cooptación en el Consejo de Administración celebrado el día 16 de junio de 2003, y nombramiento de nuevos Consejeros. -----

Todo lo anterior resulta de la certificación unida a la presente, cuyo contenido se da aquí por

íntegramente reproducido. ------------------------

II.- Y en base a lo expuesto, la señora compareciente, según interviene, otorga las siguientes.

=============== **DISPOSICIONES:** ================

Quedan formalizados los acuerdos adoptados por la Junta General de la Sociedad "**ANTENA 3 DE TELEVISIÓN, S.A.**" en su sesión celebrada el día 29 de agosto de 2003, a que se refiere la presente escritura, en los términos que de la misma se deducen. -

Acta notarial de la Junta. --------------------

Previo requerimiento del órgano de administración, asistió a la Junta cuyos acuerdos se formalizan el Notario de Alcobendas (Madrid), Don Fulgencio Sosa Galván, quien levantó acta de la sesión, con el número 2.275 de su protocolo, de fecha 29 de agosto de 2003. Una copia autorizada de dicha acta se acompañará donde fuere preciso. ---------------

Convocatoria de la Junta. --------------------

Me acredita la compareciente la debida convocatoria de la Junta cuyos acuerdos se formalizan por la presente mediante la exhibición del BORME y del Diario "EL MUNDO", ambos de fecha 11 de agosto de 2003, donde fue insertada dicha convocatoria. -----

Yo, el Notario, deduzco fotocopia coincidente

ISABEL ESTAPE TOUS - NOTARIO DE MADRID - NIHIL PRIUS FIDE

con su original de lo pertinente de dichas publicaciones, que dejo unida a la presente. -------------

INSCRIPCION EN EL REGISTRO MERCANTIL.----------

Advierto expresamente acerca de la obligatoriedad de inscribir en el Registro Mercantil este documento. ---------------------------------------

De conformidad con lo previsto en el art. 63.2 del vigente Reglamento del Registro Mercantil se consiente la inscripción parcial de este título para los casos previstos en el número 1 de dicho artículo 63. ---------------------------------------

OTORGAMIENTO Y AUTORIZACIÓN.------------------

Leo a la compareciente por su elección, el contenido íntegro de esta escritura después de que le advierto del derecho que tiene de leerla por si, de acuerdo con lo establecido en el Reglamento Notarial, del que no usa. -------------------------

Se ratifica la compareciente presta su consentimiento y la firma conmigo, el Notario, que, de identificarle por su reseñado documento de identi-

dad y, en cuanto sea pertinente, de todo lo contenido en el presente instrumento público, que queda extendido en tres folios de papel timbrado de uso exclusivamente notarial, el presente, y los dos anteriores correlativos en orden, de la misma serie, yo el Notario, Doy fe. ---------------------------

Está la firma de la compareciente. ------------

Signado. ISABEL ESTAPE TOUS. Rubricado y sellado. --

ARANCEL NOTARIAL. DERECHOS DEVENGADOS. Arancel aplicable, números: 1, 4
DOCUMENTO SIN CUANTÍA. TOTAL: (Impuestos excluidos)

DOCUMENTOS UNIDOS: ---------------------------

Carmen Rodríguez Martín, Vicesecretario no Consejero del Consejo de Administración de Antena 3 de Televisión, S.A., domiciliada en San Sebastián de los Reyes (Madrid), Avda. Isla Graciosa s/n, y con CIF nº A-78 839271,

CERTIFICO

UNO.- Que, según consta en el Libro de Actas de la Sociedad, el día 29 de agosto de 2003, a las 17:00 horas, se celebró, en primera convocatoria, Junta General Extraordinaria de Accionistas de la sociedad ANTENA 3 DE TELEVISIÓN, S.A., en el domicilio de la sociedad, Avda. Isla Graciosa s/n, San Sebastián de los Reyes, Madrid.

Esa Junta General Extraordinaria había sido convocada por el Consejo de Administración de la Sociedad, publicándose los anuncios de convocatoria en el Boletín Oficial del Registro Mercantil número 151, del 11 de agosto de 2003, y en el periódico EL MUNDO de la misma fecha, con el contenido que seguidamente se transcribe:

ANTENA 3 DE TELEVISIÓN, S.A.
CONVOCATORIA DE JUNTA GENERAL EXTRAORDINARIA DE ACCIONISTAS

Por acuerdo del Consejo de Administración, se convoca Junta General Extraordinaria de Accionistas, que se celebrará, en primera convocatoria, el día 29 de agosto de 2003, a las 17:00 horas, en el domicilio social, en San Sebastián de los Reyes (Madrid), Avenida Isla Graciosa s/n, y, en su caso, en segunda convocatoria, el siguiente día 30 de agosto de 2003, a la misma hora y en el mismo lugar, a fin de deliberar y resolver sobre los asuntos comprendidos en el siguiente

ORDEN DEL DÍA

Primero.- Modificación del valor nominal de las acciones y, en consecuencia, del artículo 5º de los Estatutos sociales.
Segundo.- Modificación de los artículos 21 y 29 de los Estatutos sociales, relativos a la exigencia de un capital mínimo para asistir a la Junta General de accionistas, y al número mínimo y máximo de miembros del Consejo de Administración.
Tercero.- Modificación de los artículos 3, 7, 8, 10, 14, 17, 20, 23, 24, 25, 26, 27, 30, 31, 31bis, 32, 33, 34, 35, 36, 37 y 38, incorporando los criterios vigentes en materia de normas para el gobierno corporativo de las sociedades anónimas cotizadas.
Cuarto.- Aprobación de un texto refundido de los Estatutos sociales, incluyendo las precedentes modificaciones acordadas por la Junta.
Quinto.- Fijación del número de Consejeros. Ratificación y designación de Consejeros.
Sexto.- Fijación del importe de la retribución de los Consejeros.

Séptimo.- Revocación del acuerdo vigente adoptado por la Junta General de accionistas en relación con la adquisición de acciones propias y adopción de un nuevo acuerdo sobre esta materia.
Octavo.- Aprobación del Reglamento de la Junta General de accionistas.
Noveno.- Informe y notificación del Reglamento del Consejo de Administración.
Décimo.- Delegación de facultades para formalizar, interpretar, subsanar y ejecutar los acuerdos adoptados por la Junta General de accionistas.

INTERVENCIÓN DE NOTARIO EN LA JUNTA
El Consejo de Administración ha acordado requerir la presencia de Notario para que levante acta de la Junta, de conformidad con lo dispuesto en el articulo 114 de la Ley de Sociedades Anónimas en relación con los artículos 101 y 103 del Reglamento del Registro Mercantil.

DERECHO DE INFORMACIÓN
El derecho de información de los accionistas será el previsto en el artículo 112 de la Ley de Sociedades Anónimas en su redacción dada por la Ley 26/2003 de 17 de julio. En particular, los accionistas de la Compañía tienen derecho a examinar y obtener en el domicilio social (o a solicitar que les sea remitida de forma inmediata y gratuita) copia de los documentos que en relación con los puntos primero, segundo, tercero y cuarto del orden del día van a ser sometidos a aprobación de la Junta, así como el Reglamento de la Junta General de Accionistas, al que se refiere el punto octavo.

REQUISITOS PARA LA ASISTENCIA A LA JUNTA GENERAL
Teniendo en cuenta el proceso de transformación de la forma de representación de las acciones de la Sociedad en anotaciones en cuenta tendrán derecho a asistir a la Junta General de Accionistas tanto los accionistas que hubieran transformado ya sus títulos en anotaciones en cuenta y tengan las acciones inscritas en los correspondientes registros con cinco días de antelación al día en que se celebre la Junta General de Accionistas, como los que no lo hubieran hecho y tengan sus acciones inscritas en el Libro Registro de Acciones Nominativas, pudiendo acreditarse la adquisición de las acciones de quién aparezca en el Libro Registro de Acciones Nominativas como titular mediante la presentación del oportuno documento público. Todo accionista que tenga derecho a asistir podrá hacerse representar en la Junta por medio de otra persona, aunque no sea accionista, y ello en la forma y requisitos establecidos en el artículo 106 del texto refundido de la Ley de Sociedades Anónimas

NOTA: *La Junta se celebrará, previsiblemente, en primera convocatoria*

DOS.- Que la Junta fue presidida por don José Manuel Lara Bosch, Presidente del Consejo de Administración, actuando como Secretario don Pablo Bieger Morales, Secretario del Consejo de Administración.

ISABEL ESTAPE TOUS - NOTARIO DE MADRID -

TRES.- Que, según lo previsto y publicado, la Junta contó con la presencia de Notario y, más concretamente, con la de don Fulgencio Sosa Galván, Notario de Alcobendas, del Ilustre Colegio de Madrid, que aceptó el requerimiento que se le hizo en este sentido y redactó el acta de la Junta, que es el Acta de Presencia en Junta número 2275, de 21 de agosto de 2003.

CUATRO.- Que el Presidente de la Junta General Extraordinaria de Accionistas procedió al examen de los datos de asistencia, proporcionados por los servicios de la Sociedad, formándose en consecuencia la lista de asistencia, con el siguiente resultado, que fue leído a los presentes por el Secretario de la Junta:

- Asisten personalmente 20 accionistas, titulares de 282.210 acciones con derecho a voto representativas del 0,1693% del capital social.

- Están representados 22 accionistas, titulares de 162.588.665 acciones con derecho a voto representativas del 97,5524% del capital social.

- En consecuencia, asisten a la Junta, presentes o representados, un total de 42 accionistas, titulares de 162.870.875 acciones con derecho a voto representativas del 97,7217% del capital social.

A los oportunos efectos se hace constar que, una vez constatada la existencia de quórum, el Presidente declaró válidamente constituida la Junta y el Notario preguntó si existían reservas o protestas sobre las manifestaciones del Presidente relativas al número de socios concurrentes y al capital presente, sin que se produjera ninguna reserva sobre esta materia concreta.

CINCO.- Que, en el transcurso de la reunión, y con el voto favorable del 99,8731% del capital presente o representado en la Junta, y el voto en contra del 0,1269% del capital presente o representado en la Junta, se adoptaron los siguientes

ACUERDOS

QUINTO.-
UNO.- Establecer en doce (12) el número de Consejeros, dentro del límite mínimo y máximo establecido en el artículo 29 de los Estatutos sociales.

DOS.- Ratificar en su cargo de Consejeros, por el plazo estatutario de cinco años a contar desde su nombramiento, a los señores que se indican a continuación, quienes fueron designados Consejeros por cooptación en el Consejo de Administración celebrado el día 16 de junio de 2003:

* Don José Manuel Lara Bosch
* Don Maurizio Carlotti
* Don Marco Drago

* Don José Creuheras Margenat
* Don Ramón Mas Sumalla

para cubrir la dimisión previa de Don Daniel García-Pita Pemán, aceptada por el Consejo de Administración en su reunión del 22 de mayo de 2003, así como las dimisiones presentadas y aceptadas en la propia reunión de 16 de junio de 2003 por don Ernesto Sáenz de Buruaga Bustamante, don Jorge Calvet Spinatsch, don Emilio Gilolmo López (representante persona física del Consejero Grupo Admira Media, S.A., hoy denominada Telefónica de Contenidos, S.A.), y don Luis Bastida Ibargüen (representante persona física del Consejero Producciones Multitemáticas, S.A.)

TRES.- Tomar razón de las dimisiones presentadas en esa misma sesión del Consejo de Administración del día 29 de agosto de 2003, por los Consejeros Gestora de Medios Audiovisuales Fútbol, S.L, representada por D. Eduardo Sanfrutos Gambín, Telefónica Media Internacional de Contenidos, S.A., representada por D. Pedro Ramón y Cajal Agüeras y Telefónica Medios de Comunicación, S.A., representada por D. Pedro Antonio Martín Marín y nombrar como nuevos Consejeros, por el plazo estatutario de cinco años a contar desde su nombramiento, a los señores que se indican a continuación.

- Don Pedro Antonio Martín Marín, mayor de edad, de nacionalidad española, casado, con domicilio a estos efectos en Madrid, calle Jorge Manrique 12 y provisto de NIF 1.369.882 W.
- Don Eduardo Sanfrutos Gambín, mayor de edad, de nacionalidad española, casado, con domicilio a estos efectos en Madrid, Plaza de Ruiz Picasso s/n y provisto de NIF 778.426 D.
- Don Pedro Ramón y Cajal Agüeras, mayor de edad, de nacionalidad española, soltero, con domicilio a estos efectos en Madrid, calle Velázquez 20 y provisto de NIF 17.849.990 N.

Los tres nuevos Consejeros, presentes en la reunión de la Junta, aceptaron el cargo de Consejeros de ANTENA 3 DE TELEVISIÓN, S.A. ante el Notario interviniente para la redacción del acta, don Fulgencio Sosa Galván, con residencia en Alcobendas, Madrid, haciendo ante él expresa manifestación de su promesa de desempeñarlo con lealtad y diligencia, y aseguran no estar incursos en causa legal de incompatibilidad o incapacidad, especialmente en las de la ley estatal 12/1.995 de 11 de mayo y leyes 7/84 de 14 de marzo y 14/95 de la comunidad autónoma de Madrid y demás disposiciones legales aplicables.

SEIS.- Que, en el transcurso de la reunión, y con el voto favorable del 99,8731% del capital presente o representado en la Junta, y el voto en contra del 0,1269% del capital presente o representado en la Junta, se adoptó el siguiente

ISABEL ESTAPE TOUS - NOTARIO DE MADRID -

ACUERDO

DÉCIMO.- Facultar en la forma más amplia y eficaz posible en Derecho, con carácter solidario, al Presidente del Consejo de Administración, al Consejero Delegado, al Secretario y al Vicesecretario de este órgano, para que cualquiera de ellos, de modo indistinto, pueda comparecer ante Notario y otorgar la escrituras públicas necesarias para la formalización y ejecución plena de los acuerdos que así lo requieran, incluyendo las de aclaración, subsanación y rectificación, para su más exacto cumplimiento y para la inscripción de los mismos en el Registro Mercantil. Esta facultad se extiende en idénticas condiciones, sin límites ni exclusiones, a la formalización de cualquier clase de documento público o privado y a la ejecución de cualquier acción que sea necesaria o conveniente para la plena efectividad de los acuerdos, incluyendo las relaciones con los organismos e instituciones públicos o privados que directa o indirectamente puedan verse afectados por dichos acuerdos, pudiendo efectuar los facultados las manifestaciones o decisiones que estimen adecuadas en la forma que se considere oportuna.

Y, para que así conste, expido y firmo la presente certificación en San Sebastián de los Reyes, Madrid, a cuatro de septiembre de dos mil tres, con el Vº Bº del Presidente.

Vº Bº
EL PRESIDENTE

EL VICESECRETARIO NO CONSEJERO

acreedores de las sociedades involucradas en la fusión disponen del derecho de oposición al acuerdo durante el plazo de un mes a contar de la última publicación del anuncio de fusión y de conformidad con los términos del artículo 166 de la Ley de Sociedades Anónimas.

Vigo, 23 de julio de 2003.—Los administradores de ambas sociedades Aldapabe, S. L.: Alfredo Lorenzo Zarandona; Distribuidora de Recambios y Maquinaria, S. A.: Augusto Abad Villaverde.—38.282. 1.ª 11-8-2003

ALFREDO ARROYO, S. L.

Por acuerdo del socio único, de fecha uno de julio de 2003, se acordó la cesión global de activos y pasivos a la sociedad cesionaria «Nadal Forwarding, Sociedad Limitada».

Los acreedores de la sociedad cedente y de la cesionaria tienen derecho a obtener el texto íntegro del acuerdo de cesión y a oponerse a la misma en las condiciones y con los efectos previstos para el caso de fusión.

Prat de Llobregat, 2 de julio de 2003.—El Órgano de Administración.—Fdo.: Jaume Altisent Ortega.—38.650.

AMPLIFÓN IBÉRICA, S. A.
Sociedad unipersonal
(Sociedad absorbente)
MIGUEL A. MONDÉJAR, S. L.
Sociedad unipersonal
(Sociedad absorbida)

Anuncio de fusión

Se hace público que, el día 30 de junio de 2.003, los socios de las respectivas sociedades intervinientes en la presente fusión, decidieron aprobar los balances de fusión cerrados a 31 de diciembre de 2.002, así como la fusión por absorción de la Sociedad Miguel A. Mondéjar, Sociedad Limitada, Sociedad Unipersonal, por parte de Amplifón Ibérica, Sociedad Anónima, Sociedad Unipersonal, todo ello sobre la base del Proyecto de Fusión suscrito por los Órganos de Administración de las sociedades intervinientes y depositado en el Registro Mercantil de Barcelona y Málaga.

Se hace constar expresamente el derecho que asiste a los socios y acreedores a obtener el texto íntegro de los acuerdos adoptados y del Balance de fusión, así como el derecho de los acreedores a oponerse a la fusión durante el plazo de un mes desde la fecha del último anuncio del acuerdo de fusión.

Barcelona, 1 de julio de 2003.—El Secretario no Consejero del Consejo de Administración de Amplifón Ibérica, S.A.U. Don Luis Trepat Carbonell y El Administrador Único de Miguel A. Mondéjar, S. L., Don Paolo Boffano.—38.838. 1.ª 11-8-2003

ÁNGEL CENDAL, SOCIEDAD LIMITADA
(Sociedad parcialmente escindida)
AUDIGAL, SOCIEDAD LIMITADA
(Sociedad parcialmente escindida)
AUCEN AUDITORES, SOCIEDAD LIMITADA
(Sociedad beneficiaria)

Anuncio de escisión

Se hace público que las Juntas Generales y Universales de socios de las citadas sociedades, celebradas todas ellas el 16 de julio de 2003, aprobaron todas ellas por unanimidad, la escisión parcial de «Ángel Cendal, Sociedad Limitada» y «Audigal, Sociedad Limitada», mediante la segregación de una parte de su patrimonio, a favor de la entidad «Aucen Auditores, Sociedad Limitada», quien adquirirá por sucesión, a título particular todos los derechos y obligaciones integrantes del patrimonio segregado, en los términos y condiciones del proyecto de escisión suscrito por los Administradores de las sociedades intervinientes y depositado en el Registro Mercantil de A Coruña. Se hace constar el derecho que asiste a los socios y acreedores de las sociedades participantes en la escisión a obtener el texto íntegro de los acuerdos adoptados y de los balances de escisión. Los acreedores de las sociedades indicadas pueden oponerse a la escisión en los términos establecidos en el artículo 166 de la Ley de Sociedades Anónimas, durante el plazo de un mes, contado a partir de la publicación del último anuncio de escisión.

Ferrol, 23 de julio de 2003.—El Administrador de «Aucen Auditores, Sociedad Limitada», «Ángel Cendal, Sociedad Limitada», Ángel Sánchez-Cendal Bermejo y de «Audigal, Sociedad Limitada», Juan Carlos López Fernández.—37.479. y 3.ª 11-8-2003

ANGLOFURESA, S. A.
Unipersonal

(En liquidación)

En cumplimiento de lo dispuesto en los artículos 263 y 275 de la Ley de Sociedades Anónimas, se hace público que el socio único de la compañía en fecha 17 de marzo de 2003, en el domicilio social de la compañía tomó entre otras la decisión de disolver y liquidar la sociedad aprobándose el siguiente balance de liquidación:

	Euros
Activo:	
Inmovilizado Material	635.492,17
Caja	6.432,29
Total Activo	641.924,46
Pasivo:	
Capital Social	60,10
Aportación Socio	20.484,39
Reservas	615.379,97
Provisión Gastos Liquidación	6.000,00
Total Pasivo	641.924,46

Madrid, 30 de junio de 2003.—El Liquidador Único, Don Andrés Gallardo García Nieto.—38.646.

ANTENA 3 DE TELEVISIÓN, S. A.

Convocatoria de junta general extraordinaria de accionistas

Por acuerdo del Consejo de Administración, se convoca Junta General Extraordinaria de Accionistas, que se celebrará, en primera convocatoria, el día 29 de agosto de 2003, a las 17:00 horas, en el domicilio social, en San Sebastián de los Reyes (Madrid), Avenida Isla Graciosa s/n, y, en su caso, en segunda convocatoria, el siguiente día 30 de agosto de 2003, a la misma hora y en el mismo lugar, a fin de deliberar y resolver sobre los asuntos comprendidos en el siguiente

Orden del día

Primero.—Modificación del valor nominal d[e las] acciones y, en consecuencia, del artículo 5.º d[e los] Estatutos sociales.

Segundo.—Modificación de los artículos 21 de los Estatutos sociales, relativos a la exige[ncia] de un capital mínimo para asistir a la Junta Ge[neral] de accionistas y al número mínimo y máxim[o de] miembros del Consejo de Administración.

Tercero.—Modificación de los artículos 3, [...] 10, 14, 17, 20, 23, 24, 25, 26, 27, 30, 31, 31 [...] 32, 33, 34, 35, 36, 37 y 38, incorporando los crite[rios] vigentes en materia de normas para el gobierno [cor]porativo de las sociedades anónimas cotiza[das].

Cuarto.—Aprobación de un texto refundido [de] los Estatutos sociales, incluyendo las precede[ntes] modificaciones acordadas por la Junta.

Quinto.—Fijación del número de Conseje[ros.] Ratificación y designación de Consejeros.

Sexto.—Fijación del importe de la retribución [de] los Consejeros.

Séptimo.—Revocación del acuerdo vigente ad[op]tado por la Junta General de accionistas en relac[ión] con la adquisición de acciones propias y adopc[ión] de un nuevo acuerdo sobre esta materia.

Octavo.—Aprobación del Reglamento de la Ju[nta] General de accionistas.

Noveno.—Informe y notificación del Reglame[nto] del Consejo de Administración.

Décimo.—Delegación de facultades para for[ma]lizar, interpretar, subsanar y ejecutar los acuer[dos] adoptados por la Junta General de accionist[as].

Intervención de Notario en la Junta:

El Consejo de Administración ha acorda[do] requerir la presencia de Notario para que leva[nte] acta de la Junta, de conformidad con lo dispue[sto] en el artículo 114 de la Ley de Sociedades Anónim[as] en relación con los artículos 101 y 103 del Reg[la]mento del Registro Mercantil.

Derecho de información:

El derecho de información de los accionistas se[rá] el previsto en el artículo 112 de la Ley de Sociedad[es] Anónimas en su redacción dada por la Ley 26/200[3] de 17 de julio. En particular, los accionistas de [la] Compañía tienen derecho a examinar y obtener [en] el domicilio social (o a solicitar que les sea remiti[da] de forma inmediata y gratuita) copia de los doc[u]mentos que en relación con los puntos primer[o,] segundo, tercero y cuarto del orden del día va[n] a ser sometidos a aprobación de la Junta, así com[o] el Reglamento de la Junta General de Accionista[s] al que se refiere el punto octavo.

Requisitos para la asistencia a la Junta Genera[l:]

Teniendo en cuenta el proceso de transformació[n] de la forma de representación de las acciones d[e] la Sociedad en anotaciones en cuenta tendrán der[e]cho a asistir a la Junta General de Accionistas tant[o] los accionistas que hubieran transformado ya su[s] títulos en anotaciones en cuenta y tengan las acci[o]nes inscritas en los correspondientes registros co[n] cinco días de antelación al día en que se celebr[e] la Junta General de Accionistas, como los que n[o] lo hubieran hecho y tengan sus acciones inscrita[s] en el Libro Registro de Acciones Nominativas pudiendo acreditarse la adquisición de las accione[s] de quién aparezca en el Libro Registro de Accione[s] Nominativas como titular mediante la presentació[n] del oportuno documento público. Todo accionist[a] que tenga derecho a asistir podrá hacerse representa[r] en la Junta por medio de otra persona, aunque n[o] sea accionista, y ello en la forma y requisitos esta[ble]cidos en el artículo 106 del texto refundido d[e] la Ley de Sociedades Anónimas.

Nota: La Junta se celebrará, previsiblemente, e[n] primera convocatoria.

San Sebastián de los Reyes, 31 de julio de 2003.—La Vicesecretaria del Consejo de Administración, Carmen Rodríguez Martín.—39.035.

Endesa rentabiliza sus desinversiones

06/2003

Obtiene plusvalías de 702 millones de euros por la venta de inmuebles y de participaciones en Repsol y REE

MADRID.— Las arcas del grupo Endesa empiezan a recoger los resultados de su programa de desinversiones previsto en el Plan Estratégico 2002-2006. Una política a la que se han visto abocadas todas las eléctricas por la coyuntura económica. La eléctrica ha obtenido unas plusvalías brutas de 702 millones de euros en el primer semestre de este año por la venta del 3,01% de su participación en Repsol; del 7% de Red Eléctrica de España (REE) y de la liquidación de diversos inmuebles ya acordada en 2002.

Los «efectos positivos de estas desinversiones» no se han incluido en los resultados netos del primer semestre de 2003 (que se incrementaron un 4,7% hasta alcanzar los 876 millones de euros) «ya que se ha cancelado el fondo de comercio por el importe que le correspo[illegible] Endesa de la plusvalía obte[illegible]or Enersis», explicaron fue[illegible]del grupo.

No obstante, en el apartado de otros gastos de explotación, Endesa sí registró los aproximadamente 350 millones de euros que obtuvo entre enero y junio de este año -71 millones más que en el mismo periodo de 2002- generados por otras actividades.

Estos gastos de explotación corresponden, por un lado, a las nuevas actividades incluidas en el negocio eléctrico español, fundamentalmente las centrales de ciclo combinado, la distribución de gas y la atención a los clientes minoristas que se han incorporado al mercado liberalizado, por importe total de 13 millones de euros, informa Efe.

Dentro de su política de desinversión de activos no estratégicos, Endesa inició en julio del año pasado la venta de inmuebles mediante subasta por Internet, que alcanzaron un valor de 4,6 millones de euros y generaron a la compañía unas plusvalías de 392.800 euros.

A finales de 2002, Endesa adjudicó a Vallehermoso (la inmobiliaria recientemente fusionada con Sacyr), a través de su filial patrimonial Testa Inmuebles en Renta, S.A., 12 inmuebles por un importe total de 358 millones de euros, lo que también supuso una plusvalía bruta de entorno a los 150 millones de euros.

Según explican fuentes de la compañía, este tipo de operaciones responde a la «racionalización operativa de espacio» acorde con el programa de reducción de costes que Endesa viene llevando a cabo desde 1997 y que supondrá la venta individual de otros inmuebles en el futuro tanto en España como en Iberoamérica y que alcanzan un importe entre los 6.000 y 7.000 millones de euros.

TRIBUNA | COMERCIO ESTATAL

La próxima cita de la Organización Mundial de Comercio (OMC), que se celebrará en Cancún (México) del 10 al 15 de septiembre, intentará avanzar en las negociaciones comerciales y analizar las vías de solución

Perspectivas para Cancún

JUAN COSTA CLIMENT

Un sistema multilateral de comercio más fuerte y abierto es una apuesta segura para la estabilidad económica internacional. Para ello, hay que forjar sólidos lazos comerciales y afianzarlos a través de reglas jurídicamente vinculantes que promuevan el crecimiento económico mundial.

La próxima reunión de los representantes de los 146 países pertenecientes a la Organización Mundial de Comercio (OMC), que se celebrará en Cancún (México) del 10 al 15 de septiembre, servirá para cerrar el ciclo de la llamada *ronda del desarrollo* (Ronda de Doha, 2001) que pretende un comercio más libre e integrador de los países menos desarrollados. En esta cita, España y la Unión Europea (UE) trabajarán decididamente para asegurar la transparencia de las reglas en los intercambios internacionales y contribuir a reforzar el comercio como instrumento de desarrollo económico y social de todos los países.



S. Panitchpakdi, director de la OMC / REUTERS

En Cancún se revisarán 20 cuestiones comerciales, entre las que destacarán las negociaciones en agricultura para mejorar el acceso a los mercados y la reducción de las subvenciones a la exportación y las ayudas internas que distorsionan el comercio. Es importante que todos los países hagan un esfuerzo equivalente para garantizar el adecuado equilibrio entre un desarrollo sostenible de nuestros respectivos medios rurales y la apertura de los mercados.

No hay que olvidar que Europa es el máximo importador de productos agrícolas y que, en los últimos meses, ha hecho un esfuerzo significativo para adaptar la Política Agrícola Comunitaria (PAC) a las necesidades reales de la agricultura europea. Esta reforma, basada en principios como la conservación del medioambiente, la seguridad de los alimentos o el respeto a los animales entre otros, aumenta la calidad de los productos que consumen los europeos y refuerza los mecanismos de apoyo a la agricultura europea.

En cuanto a las negociaciones sobre acceso al mercado para productos no agrícolas, se pretende avanzar en la eliminación de aranceles, que mejorará los niveles de comercio internacional, facilitará la penetración de productos en terceros mercados y promoverá oportunidades de crecimiento para los países menos avanzados, donde casi las tres cuartas partes de su comercio se basa en este tipo de manufacturas. La UE ha ofrecido la casi eliminación de aranceles en calzado y textiles siempre que tenga carácter recíproco, elemento esencial para garantizar un comercio más equilibrado y transparente de este tipo de productos.

En el apartado de Servicios, la UE pretende que la mejora en las condiciones de intercambio se realice de manera equilibrada, respetando la esencia del modelo social europeo. Los servicios representan una parte muy importante del Producto Interior Bruto (PIB) comunitario e internacional y están contribuyendo decididamente al crecimiento de los países en vías de desarrollo. En esta materia la Comisión Europea no ha hecho peticiones ni ofertas en servicios públicos, culturales y audiovisuales y se espera que el resto de los miembros presenten sus ofertas.

En cuanto a las reglas comerciales, el objetivo de las negociaciones es aclarar y mejorar las disposiciones sobre *antidumping*, subvenciones y medidas compensatorias, incluidas las subvenciones a la pesca. En ésta, la posición española ha logrado que, en la Declaración de Doha, se hagan referencias cruzadas entre el mandato de reglas y el de medio ambiente.

En Cancún, será imprescindible buscar soluciones para los problemas de los países con insuficiente capacidad de fabricación de medicamentos, esenciales para hacer uso de las licencias obligatorias con arreglo a los compromisos de los Acuerdos sobre los Aspectos de los Derechos de la Propiedad Intelectual relacionados con el Comercio (ADPIC). Sin duda el objetivo de todos es que la población mundial que sufre infecciones como el SIDA, la tuberculosis o la malaria pueda acceder a los medicamentos necesarios, y España y la UE van a trabajar decididamente en conseguir una solución inmediata.

Asimismo, resulta importante para nosotros lograr un acuerdo sobre el registro de indicaciones geográficas de vinos y licores y la posible extensión de su protección adicional a otros productos, en especial a los de interés de los países en desarrollo. Así se garantizaría la difusión internacional de productos autóctonos de calidad y la penetración de productos de países menos avanzados en todos los mercados. Sin embargo, sigue existiendo una gran oposición de los países de América y Oceanía a que tenga carácter obligatorio y surta efectos legales.

Otro punto clave en la reunión de Cancún será el Tratamiento Especial y Diferenciado, y la aplicación que otorgará a los países en desarrollo unas condiciones más favorables para acceder a los mercados y para la utilización de las reglas comerciales. Es necesario que se ofrezca un paquete razonable de estas disposiciones para reforzar la presencia internacional de los países en desarrollo.

No hay que olvidar que la OMC ha asumido un compromiso sin precedentes para la prestación de asistencia técnica y la creación de capacidad institucional de los países en desarrollo, imprescindible para que se puedan ejercer los derechos y cumplir con las obligaciones que se derivan de la OMC, así como beneficiarse de la mejora del acceso a los mercados que finalmente se acuerde.

Cancún será una ocasión única para que los ministros de los países miembros hagan balance de los progresos de las negociaciones y adopten decisiones. Si se alcanzan acuerdos en materia de acceso a los medicamentos y concesiones de Trato Especial y Diferenciado a los países en desarrollo, supondrá un impulso al comercio internacional y, en especial, al de los países en desarrollo; se reforzará la confianza en el sistema multilateral de comercio y se encauzarán las tensiones existentes entre los miembros de la OMC.

Juan Costa Climent es secretario de Estado de Comercio y Turismo.

ES COPIA DE SU ORIGINAL, con el que concuerda y al que me remito, y la expido para la sociedad, en siete folios, el presente que signo, firmo, rubrico y sello y los seis anteriores correlativos en orden y de la misma serie, **en MADRID el mismo día de su otorgamiento. DOY FE.** ------------------------------

FE PÚBLICA NOTARIAL

CONSEJO GENERAL DEL NOTARIADO ESPAÑOL · NOTARIADO EUROPA · NIHIL PRIUS FIDE

0036304885

... ESTAPE ... NIHIL PRIUS FIDE ... NOTARIO DE MADRID

REGISTRO MERCANTIL DE MADRID

P.º de la Castellana, 44 - 28046 MADRID

N.I.F.: E-81458556

DOCUMENTO PRESENTADO	2.003 105.710,0
DIARIO	1.347
ASIENTO	4

EL REGISTRADOR MERCANTIL que suscribe previo examen y calificación del documento precedente de conformidad con los artículos 18-2 del Código de Comercio y 6 del Reglamento del Registro Mercantil, ha procedido a su inscripción en el:

TOMO: 15.865 LIBRO: 0 FOLIO: 186

SECCION: 8 HOJA: M-34473

INSCRIPCION: 151

Madrid, 12 de SEPTIEMBRE de 2.003

EL REGISTRADOR,

REGISTRO MERCANTIL DE MADRID · MANUEL CASERO MEJIAS

Aplicada la Reducción de los R.D.L. 6/1999 y 6/2000

BASE: SIN CUANTIA

HNOS. S/M: TRESCIENTOS SESENTA CON CINCUENTA Y CINCO CENTIMOS

*******360,55

De conformidad con los artículos 333 RH y 80 RRM, SE HACE CONSTAR, que según resulta de los archivos informáticos del Registro (artículos 12 y 79 RRM), la hoja registral de la entidad no se halla sujeta a cierre registral alguno, ni en la misma consta extendido

Meeting of the Board of Directors held on 8th February 2002
The resignation of the Chairman of the Board of Directors, Mr. Enrique Alvarez Lopez, is accepted.
Appointment of GRUPO ADMIRA MEDIA, S.A.U. as Chairman (represented by Mr. Luis Blasco Bosqued).
Deed dated 11th March 2002, granted before the Notary Public of San Sebastian de los Reyes, Mr. Emiliano Alvarez Buitrago under number 944 of his official records.

PAPEL EXCLUSIVO PARA DOCUMENTOS NOTARIALES

4F5595936

Notaría de D. EMILIANO ALVAREZ BUITRAGO San Sebastián de los Reyes (Madrid) NIHIL PRIUS FIDE PROTOCOLO 28 MAYO DE 1862

03 SEP 30

0,150253 €

EMILIANO ALVAREZ BUITRAGO
N O T A R I O
AV. ESPAÑA Nº 16
San Sebastián de los Reyes
28700 (Madrid)
TFNO : 91 658 63 70

ESCRITURA DE ELEVACION A PUBLICO DE ACUERDOS SOCIALES RENOVACION DE CARGOS SOCIALES Y DELEGACION DE FACULTADES, OTORGADA POR "ANTENA 3 DE TELEVISION, S.A."--

NÚMERO NOVECIENTOS CUARENTA Y CUATRO ------------

EN SAN SEBASTIAN DE LOS REYES, mí residencia, a once de marzo de dos mil dos.----------------------

Ante mí, **EMILIANO ALVAREZ BUITRAGO**, Notario del Ilustre Colegio de Madrid,-------------------------

--------------------**COMPARECE**-------------------

18 **DOÑA CARMEN RODRIGUEZ MARTIN**, mayor de edad, casada, domiciliada a estos efectos en esta localidad, Avenida Isla Graciosa sin número "Edificio Antena 3", titular del DOCUMENTO NACIONAL DE IDENTIDAD número 3.419.914-K.--------------------------------------

Le identifico por medio de su D.N.I. exhibido y reseñado.--

--------------------**INTERVIENE**--------------------

En nombre y representación de **"ANTENA 3 DE TELEVISION, S.A."**, con C.I.F número A-78839271, domici-

liada en esta Localidad, Avenida Isla Graciosa, sin número, constituida por tiempo indefinido en escritura otorgada ante el Notario de Madrid, Don José Machado Carpenter, el día siete de junio de mil novecientos ochenta y ocho, y adaptados sus estatutos a la vigente legislación mercantil, mediante otra escritura autorizada por el mismo Notario, el día cinco de Julio de mil novecientos noventa y uno, número 2.108 de Protocolo; inscrita en el Registro Mercantil de Madrid, al tomo 1924, folio 108, hoja número M-34473.------------------------------------

Actúa en virtud de su cargo de Secretario no Consejero, de dicha sociedad, que asegura ejerce en la actualidad, y para el que ha sido nombrada por acuerdo elevado a público en la escritura otorgada ante el Notario de Madrid, Don Gabriel Baleriola Lucas, el dia 18 de agosto de 1.997, bajo el numero 3.725 de orden, que se inscribió en el Registro mercantil de Madrid, al tomo 3.487, folio 213, hoja numero M 34.473, inscripcion 60ª, cuya copia he tenido a la vista, transcribo los particulares siguientes:-

".. NÚMERO TRES MIL SETECIENTOS VEINTICINCO. ...= OTORGA.- PRIMERO.- Que en este acto solemniza y eleva a públicos los acuerdos adoptados por el Consejo

de Administración de la Sociedad **"ANTENA 3 DE TELEVISION, S.A."** en su reunión celebrada en el domicilio social el 18 de agosto de 1997 relativos: ... Nombramiento de nueva Secretaria no miembro del Consejo de Administración de la Sociedad a Doña maría del Carmen Rodriguez Martin, cuyas circunstancias personales, aceptación del cargo y declaración de no incursión en incompatibilidades constan en la certificación protocolizada...."------------------------

Lo relacionado es cierto y los particulares insertos concuerdan fielmente son sus respectivos originales, de lo que doy fe a que me remito, sin que en lo omitido por innecesario haya nada que altere, limite, condicione o amplie o desvirtúe lo copiado.-

Asegura la señora compareciente que están vigentes sus facultades representativas y que no han variado las circunstancias de la sociedad que representa.--

En el concepto en que interviene, tiene a mi jui-

cio, capacidad legal necesaria para otorgar esta escritura de **ELEVACION A PUBLICOS DE ACUERDOS SOCIALES** y, a tal efecto,-------------------------------------

E X P O N E

Que en la reunión celebrada por el Consejo de Administración, el día ocho de febrero de dos mil dos, se adoptaron por unanimidad los acuerdos que constan en una certificación expedida por la propia señora compareciente como tal Secretario del Consejo, cuya firma considero legítima, la cual me entrega en este acto y **dejo unida a esta matriz** para insertar en sus copias y traslados, y en ejecución de los mismos, según concurre:-------------------------------

O T O R G A:

Que los eleva a público por medio de la presente y, en su consecuencia:------------------------------

PRIMERO.- Deja aceptada la dimisión presentada por DON ENRIQUE ÁLVAREZ LÓPEZ, de sus cargo de Presidente del Consejo de Administración y miembro de la Comisión Ejecutiva, con mantenimiento de su cargo de Consejero de la Compañía, agradeciéndosele los servicios prestados en defensa de los intereses de la Sociedad.--------------------------------------

SEGUNDO.- Deja designado Presidente del Consejo

4F5595934

de Administración de la Sociedad, a **"GRUPO ADMIRA MEDIA, S.A."**, domiciliada en MADRID, Paseo de la Castellana 141, con C.I.F. A.80/945918, la cual presente en la reunión por medio de su representante DON LUIS BLASCO BOSQUED, aceptó el cargo en nombre de la Sociedad y en el suyo propio, y declaró que la misma ni él, se hallaban incursos en ninguna de las causas de prohibición o incompatibilidad para el ejercicio del mismo, previstas en la legislación vigente para el ejercicio del cargo.------------------

Dicha sociedad fue nombrada Consejero de la aquí representada, mediante escritura otorgada ante el Notario que fué de esta población, Don Emilio López Mélida, el dia 18 de abril de 2.000 con el número 1.430 de orden de su protocolo, cuando la misma se denominaba "TELEFONICA MEDIA, S.A.", constituida con la denominación de "TELEFÓNICA SERVICIOS MULTIMEDIA, S.A", por tiempo indefinido, en escritura otorgada ante el Notario de Madrid, Don Jose-Luis

Figuerola Cerdán, el día 15 de julio de 1994, bajo el numero 2.186 de orden, modificada por varias escrituras, y cambiada su denominación actual mediante escritura otorgada el 16 de noviembre de 2001 ante el Notario de Madrid, Don Raúl Pérez, en sustitución de su compañero Don José Marcos Picón, con el número 2121 de orden de protocolo, inscrita en el Registro Mercantil de Madrid, al tomo 14895, folio 112, hoja número M.135066, inscripción 12ª; en virtud de su inscripcion 12ª quedó inscrita su Unipersonalidad.--

Y designó a **DON LUIS BLASCO BOSQUED,** representante persona física, mediante escritura otorgada ante el Notario de Madrid, Don José Marcos Picón, el 10 de agosto de 2.001, con el número 659 de orden de protocolo.--

TERCERO.- Quedan delegadas en el Presidente del Consejo de Administración, **la Sociedad GRUPO ADMIRA MEDIA, S.A.** en la persona de su representante **DON LUIS BLASCO BOSQUED,** con carácter indefinido y hasta que el Consejo acuerde la renovación o modificación de esta delegación, todas las facultades que corresponden al Consejo de Administraciòn, según el artículo 28° de los estatutos sociales, y , en particular, las que se detallan en la certificaicón proto-

coliza con la presente escritura, la cual se dá aquí por reproducida íntegramente para evitar repeticiones innecesarias.------------------------------------

CUARTO.- Queda designado miembro de la Comisión Ejecutiva de "ANTENA 3 DE TELEVISION, S.A." a **"GRUPO ADMIRA MEDIA, S.A."** en la persona de su representante DON LUIS BLASCO BOSQUED, el cual presente en la reunión aceptó el cargo en nombre de la Sociedad que representaba y en el suyo propio, y declaró ni dicha Sociedad ni él mismo, se hallaban incursos en ninguna de las causas de prohibición o incompatibilidad para el ejercicio del mismo, previstas en la legislación vigente para el ejercicio del cargo. --------

QUINTO.-Y solicita del Señor Registrador Mercantil, inscriba los mismos en los libros a su cargo, incluso en forma parcial.---------------------------

AUTORIZACION : ------------

Hago de palabra la reservas y advertencias legales pertinentes, especialmente las de índole fiscal

y la del artículo 82 del Reglamento del Registro Mercantil--

Le leo esta escritura, la encuentra conforme, se ratifica en su contenido y la firma conmigo el Notario que de cuanto se consigna en este instrumento público que queda extendido en CUATRO folios del Timbre del Estado, exclusivo para documento notariales, números el del presente y los siguientes en orden de numeración, que signo, firmo, rubrico y sello, y de todo lo cual DOY FE. Está la firma de la compareciente. Signado: Emiliano Alvarez Buitrago. Rubricado y sellado.------------------------------

----

--------------SIGUEN DOCUMENTOS UNIDOS--------------

Tels.: 916 230 615 / 617
Fax: 916 230 925

CARMEN RODRÍGUEZ MARTÍN, Secretario no Consejero del Consejo de Administración de Antena 3 de Televisión, S.A., domiciliada en San Sebastián de los Reyes (Madrid), Avda. Isla Graciosa s/n, y con CIF nº A-78839271,

CERTIFICO

PRIMERO.- Que, el día 8 de febrero de 2002, se reunió el Consejo de Administración de ANTENA 3 DE TELEVISIÓN, S.A., que había sido convocado por quien suscribe, como Secretario, siguiendo instrucciones del Presidente, don Enrique Álvarez López, de conformidad con lo establecido en los Estatutos sociales.

La sesión del Consejo tuvo lugar en el domicilio social, Avda. Isla Graciosa s/n, San Sebastián de los Reyes (Madrid), y se encontraban presentes los siguientes Consejeros de la Sociedad:

ASISTENTES

Presidente:	Don Enrique Álvarez López
Consejero Delegado:	Don Luis Velo Puig-Durán
Consejeros:	Don Luis Abril Pérez, en representación de Telefónica Media Internacional y de Contenidos, S.A.U.
	Don Eduardo Alonso Conesa, en representación de Telefónica Medios de Comunicación, S.A.U.
	Don Luis Bastida Ibargüen, en representación de Producciones Multitemáticas, S.A.
	Don Luis Blasco Bosqued, en representación de Grupo Admira Media, S.A.
	Don Joan David Grimà Terré
	Don Alejandro Kindelán Jaquotot
	Don Juan Kindelán Jaquotot, en representación de Gestora de Medios Audiovisuales Fútbol, S.L.U.
Secretario no Consejero:	Doña Carmen Rodríguez Martín

Los Consejeros Don Jorge Calvet Spinatsch y Don Carles Vilarrubí Carrió habían excusado su asistencia, con delegación de voto en el Presidente.

El Consejero Don José Luis Díaz Fernández había excusado su asistencia, con delegación de voto en el Consejero Sr. Grimà.

También había excusado su asistencia el Sr. Bellens, representante de RTL GROUP, S.A., delegando su voto en el Consejero D. Alejandro Kindelán.

SEGUNDO.- Que, en consecuencia, esta sesión del Consejo tiene el carácter de universal, puesto que se encontraban presentes o debidamente representados la totalidad de sus miembros, y cabe la aplicación el artículo 30 de los Estatutos sociales.

TERCERO.- Que en la reunión actuaron como Presidente y Secretario los titulares de ambos cargos: don Enrique Álvarez López y doña Carmen Rodríguez Martín.

CUARTO.- Que, inicialmente, el orden del día de la reunión, que figuraba en su convocatoria, fue el que a continuación se transcribe:

ORDEN DEL DÍA

1°.- Estado de la nueva inversión.
2°.- Convocatoria de Junta General Extraordinaria de Accionistas:
- Fecha y Orden del Día.
- Modificación del objeto social: informe.

3°.- Otros.
4°.- Ruegos y preguntas.
5°.- Lectura y aprobación, en su caso, del acta de la sesión.

QUINTO.- Que, antes de comenzar el desarrollo de la reunión, a propuesta del Presidente y por unanimidad, se decidió la modificación del punto 3° del orden del día, para que fuera el siguiente:

3°.- Renovación en los Órganos de Administración.

SEXTO.- Que, en esta sesión del Consejo de Administración, se adoptaron, por unanimidad, los siguientes acuerdos, que se transcriben del acta de la reunión.

TERCERO.- *Aceptar la dimisión de Don Enrique Álvarez López de sus cargos de Presidente del Consejo de Administración y miembro de la Comisión Ejecutiva, con mantenimiento de su cargo de Consejero de la Compañía, agradeciendo los servicios prestados en defensa de los intereses de la Sociedad.*

CUARTO.- *Designar como nuevo Presidente del Consejo de Administración de la sociedad a **Grupo Admira Media, S.A.**, en la persona de su representante, **D. Luis Blasco Bosqued**, quien, presente en la reunión, acepta el cargo, en nombre de la Sociedad que representa, y en el suyo propio, y declara que ni dicha Sociedad ni él mismo se hallan incursos en ninguna de las causas de prohibición o incompatibilidad para el ejercicio del mismo previstas en la legislación vigente para el ejercicio del cargo.*

QUINTO.- *Delegar en el Presidente del Consejo de Administración, Grupo Admira Media, S.A., en la persona de su representante D. Luis Blasco Bosqued, con carácter indefinido y hasta que el Consejo acuerde la revocación o modificación de esta delegación, todas las facultades delegables que corresponden al Consejo de Administración, según el artículo 28 de los estatutos sociales y, en particular, las que se detallan en los apartados c), d), e), f) y g) de dicho artículo que se transcriben literalmente a continuación:*

c) Representar a la Sociedad en todos los asuntos y actos administrativos y judiciales, civiles, mercantiles y penales, ante la Administración del Estado

y corporaciones públicas de todo orden, así como ante cualquier jurisdicción (ordinaria, administrativa, especial, laboral, etc.) y en cualquier instancia, ejerciendo toda clase de acciones que le correspondan en defensa de sus derechos, en juicio y fuera de él, dando y otorgando los oportunos poderes a Procuradores y nombrando Abogados para que representen y defiendan a la Sociedad ante dichos Tribunales y Organismos.

d) Dirigir y administrar los negocios sociales, atendiendo a la gestión de los mismos de una manera constante. A este fin, establecer las normas de gobierno y el régimen de administración y funcionamiento de la Sociedad, organizando y reglamentando los servicios técnicos y administrativos de la misma.

e) Celebrar toda clase de contratos sobre cualquier clase de bienes o derechos, mediante los pactos y condiciones que juzgue convenientes y constituir y cancelar hipotecas y otros gravámenes o derechos reales sobre bienes de la Sociedad, así como renunciar, mediante pago o sin él, a toda clase de privilegios o derechos. Podrá asimismo decidir la participación de la sociedad en otras empresas o sociedades.

f) Llevar la firma y actuar en nombre de la sociedad en toda clase de operaciones bancarias, abriendo y cerrando cuentas corrientes, disponiendo de ellas, interviniendo en letras de cambio, como librador, aceptante, avalista, endosante, endosatario o tenedor de las mismas, abrir créditos, con o sin garantía y cancelarlos; hacer transferencias de fondos, rentas, créditos o valores, usando cualquier procedimiento de giro o movimiento de dinero; aprobar saldos de cuentas finiquitas, constituir y retirar depósitos y fianzas, compensar cuentas, formalizar cambios, etc. Todo ello realizable, tanto con el Banco de España y la Banca Oficial, como con entidades bancarias, de crédito, de financiación públicas o privadas y cualesquiera organismos de la Administración del Estado.

g) Nombrar, destinar y despedir a todo el personal de la Sociedad, asignándole los sueldos y gratificaciones que procedan.

Las facultades enumeradas no tienen carácter limitativo, sino meramente enunciativo, entendiéndose que corresponden al Presidente, todas aquellas facultades que no estén expresamente reservadas por la Ley o por los estatutos sociales al Consejo de Administración. Estas facultades se ejercerán por el Presidente de manera solidaria con el Consejero Delegado, D. Luis Velo Puig-Durán, en cuyo favor el Consejo aprobó igual delegación de facultades en su sesión del pasado 27 de junio de 2001.

SEXTO.- *Designar como miembro de la Comisión Ejecutiva de Antena 3 de Televisión, S.A. a* ***Grupo Admira Media, S.A.****, en la persona de su representante,* ***D. Luis Blasco Bosqued****. El Sr. Blasco, presente en la*

reunión, acepta el cargo, en nombre de la Sociedad que representa, y en el suyo propio, y declara que ni dicha Sociedad ni él mismo se hallan incursos en ninguna de las causas de prohibición o incompatibilidad para el ejercicio del mismo previstas en la legislación vigente para el ejercicio del cargo.

SÉPTIMO.- Que el acta de la reunión fue redactada por el Secretario, leída a lo asistentes, y aprobada por unanimidad.

Y, para que así conste, expido y firmo la presente certificación en San Sebastiá de los Reyes (Madrid), a veintisiete de febrero de dos mil dos.

Vº Bº
EL PRESIDENTE
GRUPO ADMIRA MEDIA, S.A.

Fdo.- Luis Blasco Bosqued

PAPEL EXCLUSIVO PARA DOCUMENTOS NOTARIALES

TIMBRE DEL ESTADO

0,150253 €

4F5595930

Es COPIA de su original, que obra en mi Protocolo corriente de instrumentos públicos bajo el número indicado, y yo, el Notario autorizante del mismo, la expido para la Sociedad representada en este acto, en San Sebastián de los Reyes, el mismo día de su otorgamiento, en siete folios timbrados de papel exclusivo para documentos notariales, serie 4F, números el del presente y los siguientes en orden de numeración. DOY FE.---------------------

CONSEJO GENERAL DEL NOTARIADO ESPAÑOL

NOTARIADO EUROPA

MARIANO ALVAREZ BUITRAGO · LOS REYES ·

REGISTRO MERCANTIL DE MADRID
P.º de la Castellana, 44 - 28046 MADRID

N.I.F. - E-81458556

DOCUMENTO PRESENTADO	2.002 3.008.443,0
DIARIO	1.189
ASIENTO	244

EL REGISTRADOR MERCANTIL que suscribe previo examen y calificación del documento precedente de conformidad con los artículos 18-2 del Código de Comercio y 6 del Reglamento del Registro Mercantil, ha procedido a su inscripción en el:

TOMO: 13.837 LIBRO: 0 FOLIO: 151

SECCION: 8 HOJA: M-34473

INSCRIPCION: 121

Madrid, 05 de ABRIL de 2.002

EL REGISTRADOR,

Aplicada la Reducción de los R.D.L. 6/1999 y 6/2000

BASE: SIN CUANTIA

HNOS S/M: CIENTO TREINTA Y UNO CON SESENTA Y DOS CÉNTIMOS 131,62

<u>Meeting of the Board of Directors held on 20th March 2002.</u>

Acceptance of the resignation of Ms. Carmen Rodriguez Martin as Non Director Secretary of the Board of Directors.

Appointment of Ms. Monica Martin de Vidales as Non Director Secretary.

Deed dated 5th April 2002 granted before the Notary Public of San Sebastian de los Reyes, Mr. Emiliano Alvarez Buitrago under number 1.263 of his official records.

03 SEP 30 AM 7:21

Meeting of the Board of Directors held on 30th April 2002.
Acceptance of the resignation of Mr. Luis Velo Puig- Duran as Chief Executive Officer. He continues as a Director.
Appointment of TELEFONICA MEDIOS DE COMUNICACION, S.A.U. (represented by Mr. Ernesto Saenz de Buruaga Bustamante) as Chief Executive Officer.
Deed dated 30th April 2002 granted before the Notary Public of Madrid, Mr. Emilio Recoder de Casso, under number 536 of his official records.

Meeting of the Board of Directors held on 24th June 2002
Acceptance of the resignation of GRUPO ADMIRA MEDIA, S.A.U. as Chairman. It continues as Director.
Acceptance of the resignation of TELEFONICA MEDIOS DE COMUNICACION, S.A.U. as Chief Executive Officer. It continues as Director.
Appointment of Mr. Luis Blasco as Chairman of the Board.
Appointment of Mr. Ernesto Saenz de Buruaga Bustamante as Chief Executive Off icer .
Deed dated 24th July 2002 granted before the Notary Public of Madrid, Mr. Emilio Recoder de Casso under number 960 of his official records.

03 SEP 30 AM 7:21

Meeting of the Board of Directors held on 19th December 2002.
Appointment of Ms. Carmen Rodriguez Martin as Non Director Deputy Secretary of the Board of Directors.
Deed dated 4th February 2003 granted before the Notary Public of San Sebastian de los Reyes Mr. Emiliano Alvarez Buitrago under number 360 of his official records.

EMILIANO ALVAREZ BUITRAGO
NOTARIO
AV. ESPAÑA Nº 16
San Sebastián de los Reyes
28700 (Madrid)
TFNO : 91 658 63 70

ESCRITURA DE NOMBRAMIENTO DE VICESECRETARIO, OTORGADA POR "ANTENA 3 DE TELEVISION, S.A.". -------

NÚMERO TRESCIENTOS SESENTA ---------------------

En **SAN SEBASTIAN DE LOS REYES**, mi residencia, a cuatro de Febrero de dos mil tres.------------------

Ante mí, **EMILIANO ÁLVAREZ BUITRAGO**, Notario del Ilustre Colegio de Madrid,-------------------------

COMPARECE--------------------------

96

DOÑA CARMEN RODRIGUEZ MARTIN, mayor de edad, casada, domiciliada a estos efectos en San Sebastian de los Reyes (Madrid), Avenida isla Graciosa s/n, "Edificio Antena 3", titular del DOCUMENTO NACIONAL DE IDENTIDAD número 3.419.914 K.-------------------

Le identifico por el DOCUMENTO NACIONAL DE IDENTIDAD reseñado y exhibido. ------------------------

INTERVIENE

En nombre y representación de **"ANTENA 3 DE TELEVISION, S.A."**, con C.I.F número A-78839271, domiciliada en esta Localidad, Avenida Isla Graciosa, sin número, constituida por tiempo indefinido en escri-

tura otorgada ante el Notario de Madrid, Don José Machado Carpenter, el día siete de junio de mil novecientos ochenta y ocho, y adaptados sus estatutos a la vigente legislación mercantil, mediante otra escritura autorizada por el mismo Notario, el día cinco de Julio de mil novecientos noventa y uno, número 2.108 de Protocolo; inscrita en el Registro Mercantil de Madrid, al tomo 1924, folio 108, hoja número M-34473.-------------------------------------a

Actúa como Vicesecretario, no Consejero, del Consejo de Administración de dicha Sociedad, cargo que asegura ejerce en la actualidad, y para el que fue nombrada por acuerdo que se ejecuta en este acto.---

En el concepto en que interviene, tiene a mi juicio, capacidad legal necesaria para otorgar esta escritura de **ELEVACION A PUBLICOS DE ACUERDOS SOCIALES** y, a tal efecto,----------------------------------

E X P O N E -----------------------

Que en la reunión celebrada el 19 de diciembre de 2002, por el Consejo de Administración, se adoptaron, los acuerdos que constan en una certificación que la señora compareciente me entrega en este acto y **dejo unida a esta matriz**, expedida por ella misma como tal Vicesecretario del Consejo, con el visto

TIMBRE DEL ESTADO

0,15 €

4S4092603

10/2002

Notaría de D. EMILIANO ALVAREZ BUITRAGO
NIHIL PRIUS FIDE
PROTOCOLO
28 MAYO DE 1862
San Sebastián de los Reyes (Madrid)

bueno del Presidente, Don Luis Blasco Bosqued, cuyas firmas legitimo.------------------------------

Y ejecutando lo acordado, la señora compareciente,---

O T O R G A

Que deja elevados a públicos los acuerdos que se contienen en la certificación protocolizada, la cual se da aquí por reproducida íntegramente, para evitar repeticiones innecesarias.--------------------------

Y solicita del Sr. Registrador Mercantil, inscriba los mismos en los libros a su cargo.-------------

OTORGAMIENTO Y AUTORIZACION---------

Hago de palabra las reservas y advertencias legales pertinentes, especialmente las del artículo 82 del Reglamento del Registro Mercantil, y que para su **inscripción, la mercantil deberá tener debidamente depositadas sus cuentas anuales**.-----------------

Le leo esta escritura, la encuentra conforme, se ratifica en su contenido y la firma conmigo el Nota-

rio, que de cuanto se consigna en este instrumento público que queda extendido en dos folios de papel timbrado del Estado exclusivo para documentos notariales, números el del presente y el anterior siguiente en orden correlativo, que signo, firmo y rubrico, DOY FE. Está la firma de la compareciente. Signado: Emiliano Alvarez Buitrago. Rubricado y sellado.---

----

-------------SIGUEN DOCUMENTOS UNIDOS-------------

TIMBRE DEL ESTADO

4340926U2

10/2002

0,15 €

CARMEN RODRÍGUEZ MARTÍN, Vicesecretario no Consejero del Consejo de Administración de Antena 3 de Televisión, S.A., domiciliada en San Sebastián de los Reyes (Madrid), Avda. Isla Graciosa s/n, y con CIF nº A-78839271,

CERTIFICO

PRIMERO.- Que, el día 19 de diciembre de 2002, se reunió el Consejo de Administración de ANTENA 3 DE TELEVISIÓN, S.A., que había sido convocado por el Secretario, doña Mónica Martín de Vidales Godino, siguiendo instrucciones del Presidente, don Luis Blasco Bosqued, de conformidad con lo establecido en los Estatutos sociales.

SEGUNDO.- Que la sesión del Consejo tuvo lugar en el domicilio social, Avda. Isla Graciosa s/n, San Sebastián de los Reyes (Madrid), y se encontraban presentes los *siguientes Consejeros de la Sociedad:*

ASISTENTES	
Presidente:	D. Luis Blasco Bosqued
Consejero Delegado:	D. Ernesto Sáenz de Buruaga Bustamante
Consejeros:	D. Jorge Calvet Spinatsch
	D. José Luis Díaz Fernández
	D. Daniel García Pita Pemán
	D. Joan David Grimà Terré
	Gestora de Medios Audiovisuales Fútbol, S.L., representada por D. Eduardo Sanfrutos Gambín
	Grupo Admira Media, S.A., representada por D. Emilio Gilolmo López
	Producciones Multitemáticas, S.A., representada por D. Luis Bastida Ibargüen
	Telefónica Media Internacional y de Contenidos, S.A., representada por D. Pedro Ramón y Cajal Agüeras
	Telefónica Medios de Comunicación, S.A., representada por D. Eduardo Alonso Conesa
Secretario:	Dña Mónica Martín de Vidales Godino

Los Sres. Didier Bellens y Nicolás Abel Bellet de Tavernost, representantes, respectivamente, de los Consejeros RTL Group, S.A. y RTL Group Communications, S.L., habían excusado su asistencia.

TERCERO.- Que en la reunión actuaron como Presidente y Secretario los titulares de ambos cargos: don Luis Blasco Bosqued y doña Mónica Martín de Vidales Godino.

CUARTO.- Que el orden del día de la reunión, que figuraba en su convocatoria, fue el que a continuación se transcribe:

ORDEN DEL DÍA

1. Aprobación del acta de la reunión del 21 de noviembre de 2002.
2. Calendario próximas reuniones.
3. Nombramiento de Vicesecretario.
4. Informe sobre Comisiones Ejecutivas celebradas desde la fecha del anterior Consejo.
5. Presupuestos 2003.
6. Otros asuntos.

QUINTO.- Que, en esta sesión del Consejo de Administración, se adoptó, por unanimidad, el siguiente acuerdo, que se transcribe del acta de la reunión.

"Se acuerda por unanimidad designar como Vicesecretario del Consejo de Administración a doña Carmen Rodríguez Martín, Directora de la Asesoría Jurídica de la Sociedad, cuyos datos personales se harán constar en la certificación que se expida de los presentes acuerdos."

SEXTO.- Que, en la misma fecha de su nombramiento y ante el Presidente y el Secretario del Consejo de Administración, doña Carmen Rodríguez aceptó el cargo de Vicesecretario para el que había sido nombrada, manifestando no hallarse incursa en ninguna causa de incapacidad o incompatibilidad para su desempeño.

SÉPTIMO.- Que, a los efectos de inscripción del nombramiento del Vicesecretario en el Registro Mercantil, se hacen constar sus datos personales:

Doña Carmen Rodríguez Martín, mayor de edad, casada, con domicilio profesional en San Sebastián de los Reyes, Madrid, Avda. Isla Graciosa s/n, Edificio Antena 3, y provista de NIF nº: 3.419.914-K.

OCTAVO.- Que el acta de la sesión fue aprobada, por unanimidad, en la siguiente sesión del Consejo de Administración, celebrada el 16 de enero de 2003, y fue firmada por el Presidente y por el Vicesecretario.

Y, para que así conste, expido y firmo la presente certificación en San Sebastián de los Reyes, Madrid, a veinte de enero de dos mil tres.

Vº Bº
EL PRESIDENTE

PAPEL EXCLUSIVO PARA DOCUMENTOS NOTARIALES

TIMBRE DEL ESTADO

0,15 €

4S4092601

10/2002

Es COPIA de su original, que obra en mi Protocolo corriente de instrumentos públicos bajo el número indicado, y yo, el Notario autorizante del mismo, la expido para la Sociedad representada en este acto, en San Sebastián de los Reyes, el mismo día de su otorgamiento, en cuatro folios timbrados de papel exclusivo para documentos notariales, serie 4S, números el del presente y los siguientes en orden de numeración. DOY FE.---------------------

CONSEJO GENERAL DEL NOTARIADO ESPAÑOL
NOTARIADO EUROPA
NIHIL PRIUS FIDE
FE PÚBLICA NOTARIAL
0043234652
SAN SEBASTIAN DE LOS REYES

REGISTRO MERCANTIL DE MADRID

Pº de la Castellana, 44 - 28046 MADRID

DOCUMENTO PRESENTADO	2.003 34.061,0
DIARIO	1.287
ASIENTO	926

EL REGISTRADOR MERCANTIL que suscribe previo examen y calificación del documento precedente de conformidad con los artículos 18-2 del Código de Comercio y 6 del Reglamento del Registro Mercantil, ha resuelto proceder a su inscripción en el:

TOMO : 15.865 LIBRO : 0 FOLIO : 177

SECCION : 8 HOJA : M-34473

INSCRIPCION : 139

OBSERVACIONES E INCIDENCIAS

EN UNION de un escrito suscrito por la Secretaria de la Sociedad Doña Monica Martin de Vidales Godino.-

Madrid 21 de MARZO de 2003

Aplicada la Reducción de los R.D.L. 6/1999 y 6/2000 EL REGISTRADOR

BASE: SIN CUANTIA

HNOS. S/M: CINCUENTA Y CUATRO CON CUARENTA Y DOS CÉNTIMOS

*******54,42

03 SEP 30 AM 7:21

Meeting of the Board of Directors held on 16th June 2003

Acceptance of the resignation of Mr. Ernesto Saenz de Buruaga as Chief Executive Officer and Mr. Luis Blasco Bosqued as Chairman of the Board of Directors.

Appointment of Mr. Jose Manuel Lara Bosch as Chairman of the Board of Directors and Mr. Maurizio Carlotti as Chief Executive Officer.

Acceptance of the resignation of Ms. Monica Martin de Vidales Godino as Non Director Secretary

Deed dated 23fd June 2003 granted before the Notary Public of Sebastian de los Reyes, Mr. Emiliano Alvarez Buitrago under number 2.184 of his official records.

TIMBRE DEL ESTADO

4W6040286

02/2003

Notaría de D. EMILIANO ALVAREZ BUITRAGO San Sebastián de los Reyes (Madrid) NIHIL PRIUS FIDE

03 SEP

0,15 €

EMILIANO ÁLVAREZ BUITRAGO
NOTARIO
AV. ESPAÑA N° 16
San Sebastián de los Reyes
28700 (Madrid)

ESCRITURA DE ACEPTACIÓN DE DIMISIONES Y NOMBRAMIENTO DE CARGOS SOCIALES, OTORGADA POR "ANTENA 3 DE TELEVISIÓN, S.A." ------------------

NÚMERO DOS MIL CIENTO OCHENTA Y CUATRO ---------

En **SAN SEBASTIAN DE LOS REYES**, mi residencia, a veintitrés de Junio de dos mil tres. -------------

Ante mí, **EMILIANO ÁLVAREZ BUITRAGO**, Notario del Ilustre Colegio de Madrid, -----------------------

COMPARECE: ---------------------------

DOÑA CARMEN RODRÍGUEZ MARTÍN, mayor de edad, casada, domiciliada a estos efectos en San Sebastian de los Reyes (Madrid), Avenida Isla Graciosa s/n, "Edificio Antena 3", titular del DOCUMENTO NACIONAL DE IDENTIDAD número 3.419.914 K. ---

Le identifico por el DOCUMENTO NACIONAL DE IDENTIDAD reseñado y exhibido. ------------------

INTERVIENE ---------------------------

En nombre y representación de **"ANTENA 3 DE TELEVISIÓN, S.A."**, con C.I.F número A-78839271,

domiciliada en esta Localidad, Avenida Isla Graciosa, sin número, constituida por tiempo indefinido en escritura otorgada ante el Notario de Madrid, Don José Machado Carpenter, el día siete de junio de mil novecientos ochenta y ocho, y adaptados sus estatutos a la vigente legislación mercantil, mediante otra escritura autorizada por el mismo Notario, el día cinco de Julio de mil novecientos noventa y uno, número 2.108 de Protocolo; inscrita en el Registro Mercantil de Madrid, al tomo 1924, folio 108, hoja número M-34473. -----------------a

Actúa como Vicesecretario, no Consejero, del Consejo de Administración de dicha Sociedad, cargo para el que fue nombrada por acuerdo elevado a público en escritura otorgada ante mí el día 4 de febrero de 2.003, bajo el número 360 de orden de mi protocolo, cuya copia que me exhibe, se inscribió en el Registro Mercantil citado, causando la inscripción 139 de la hoja número M-34473, por lo que a mi juicio y bajo mi responsabilidad, tiene facultades representativas suficientes para formalizar esta escritura de **ELEVACIÓN A PÚBLICOS DE ACUERDOS SOCIALES**. ----------------------------

Asegura la señora compareciente que ejerce tal cargo y que no han variado las circunstancias de la Sociedad que representa. ------------------------

En el concepto en que interviene, tiene a mi juicio, capacidad legal necesaria para otorgar esta escritura de **ELEVACION A PUBLICOS DE ACUERDOS SOCIALES** y, a tal efecto, -----------------------

E X P O N E ------------------------

I.- Que el Consejo de Administración de dicha Sociedad, en la reunión celebrada el dia 16 de junio de 2.003, adoptó los acuerdos que constan en una certificación que me entrega en este acto la señora compareciente **y la dejo unida a esta matriz,** expedida por ella misma como Vicesecretario, no Consejero, del Consejo de Administración de la Sociedad, con el vito bueno del Presidente, Don José-Manuel Lara Bosch, cuyas firmas considero legítimas. --

II.- Que en ejecución de todo lo anterior, la señora compareciente según interviene, -----------

O T O R G A ---------------------------

Primero.- Que deja elevados a públicos, todos y cada uno de los acuerdos que se contienen en la certificación que ha quedado protocolizada con la presente escritura, cuyo contenido se dá aquí por reproducido íntegramente para evitar repeticiones innecesarias. -----------------------------------

Segundo.- DOÑA MONICA MARTÍN DE VIDALES GODINO, Secretario saliente del Consejo de Administración de la Sociedad representada, firma igualmente la certificación que ha quedado protocolizada, dándose por notificada de su cese y de todo lo acordado en la mencionada reunión del Consejo, renunciando así al derecho de oposición que previene el artículo 111 del Reglamento del Registro Mercantil. -----------------------------

Tercero.- Y solicita del Sr. Registrador Mercantil, inscriba la presente escritura en los libros a su cargo, incluso de forma parcial. ------

OTORGAMIENTO Y AUTORIZACION ------------

Hago de palabra las reservas y advertencias legales pertinentes, especialmente las del artículo 82 del Reglamento del Registro Mercantil, y que para su **inscripción, la mercantil deberá tener**

TIMBRE DEL ESTADO

4W6040288

02/2003

Notaría de D. EMILIANO ALVAREZ BUITRAGO San Sebastián de los Reyes (Madrid)

0,15 €

debidamente depositadas sus cuentas anuales.

Le leo esta escritura, la encuentra conforme, se ratifica en su contenido y la firma conmigo el Notario, que de cuanto se consigna en este instrumento público que queda extendido en tres folios de papel timbrado del Estado exclusivo para documentos notariales, números el del presente y los anteriores siguientes en orden correlativo, que signo, firmo y rubrico,de que el consentimiento ha sido libremente pactado y de que el otorgamiento se adecua a la legalidad y a la voluntad debidamente informada de la otorgante, DOY FE. ---------------

Está la firma del compareciente. Están el signo, la firma, la rúbrica y el sello del Notario autorizante. -------------------------------------

----

------------ SIGUEN DOCUMENTOS UNIDOS -------------

Carmen Rodríguez Martín, Vicesecretario no Consejero del Consejo de Administración de Antena 3 de Televisión, S.A., domiciliada en San Sebastián de los Reyes (Madrid), Avda. Isla Graciosa s/n, y con CIF nº A-78 839271,

CERTIFICO

PRIMERO.- Que, el día 16 de junio de 2003, se reunió el Consejo de Administración de ANTENA 3 DE TELEVISIÓN, S.A., que había sido convocado por el Secretario, doña Mónica Martín de Vidales Godino, siguiendo instrucciones del Presidente, don Luis Blasco Bosqued, de conformidad con lo establecido en los Estatutos sociales.

SEGUNDO.- Que la sesión del Consejo tuvo lugar en el domicilio social, Avda. Isla Graciosa s/n, San Sebastián de los Reyes (Madrid), y se encontraban presentes los siguientes Consejeros de la Sociedad:

ASISTENTES

Presidente:	D. Luis Blasco Bosqued
Consejero Delegado:	D. Ernesto Sáenz de Buruaga Bustamante
Consejeros:	D. Jorge Calvet Spinatsch
	D. José Luis Díaz Fernández
	D. Joan David Grimà Terré
	Gestora de Medios Audiovisuales Fútbol, S.L., representada por D. Eduardo Sanfrutos Gambín
	Grupo Admira Media, S.A., representada por D. Emilio Gilolmo López
	Producciones Multitemáticas, S.A., representada por D. Luis Bastida Ibargüen
	Telefónica Media Internacional y de Contenidos, S.A., representada por D. Pedro Ramón y Cajal Agüeras
	Telefónica Medios de Comunicación, S.A., representada por D. Pedro Antonio Martín Marín
Secretario:	Dña. Mónica Martín de Vidales Godino

Los Sres. Thomas Hesse y Nicolás Abel Bellet de Tavernost, representantes, respectivamente, de los Consejeros RTL Group, S.A. y RTL, Group Communications, S.L., habían excusado su asistencia.

TERCERO.- Que en la reunión actuaron como Presidente y Secretario los titulares de ambos cargos: don Luis Blasco Bosqued y doña Mónica Martín de Vidales Godino.

CUARTO.- Que el orden del día de la reunión, que figuraba en su convocatoria, fue el que a continuación se transcribe:

Antena 3

0,15 €

ORDEN DEL DÍA

1º Aprobación del acta de la reunión anterior de 22 de mayo de 2003
2º Dimisiones y nombramientos de Consejeros por cooptación.
3º Designación de Presidente y Consejero Delegado; delegación de facultades y revocación y otorgamiento de poderes
4º Fijación del número de miembros de la Comisión Ejecutiva y designación de miembros
5º Delegación de facultades para elevación a público e inscripción
6º Lectura y aprobación, en su caso, del acta de la reunión.

QUINTO.- Que, en esta sesión del Consejo de Administración, se adoptaron, por unanimidad, los siguientes acuerdos, que se extractan del acta de la reunión:

UNO.- Aceptar la dimisión como Consejeros de la Compañía presentada por:

- D. Jorge Calvet Spinatsch
- Grupo Admira Media, S.A. (hoy denominada Telefónica de Contenidos, S.A.), representada por D. Emilio Gilolmo López
- Producciones Multitemáticas, S.A., representada por D. Luis Bastida Ibargüen, que dimite, igualmente, como miembro de la Comisión Ejecutiva

agradeciéndoles los servicios prestados en defensa de los intereses de la Sociedad.

DOS.- Aceptar la dimisión de D. Ernesto Sáenz de Buruaga Bustamante de sus cargos de Consejero, Consejero Delegado y miembro de la Comisión Ejecutiva, agradeciéndole los servicios prestados y su gestión al frente de la Compañía.
Quedan revocadas la totalidad de las facultades delegadas a favor del Sr. Sáenz de Buruaga Bustamante por acuerdo del Consejo de Administración de 24 de junio de 2002, así como la totalidad de los poderes otorgados en su favor, y, en particular, los otorgados por el Consejo de Administración en su reunión de fecha 30 de abril de 2002.

TRES.- Nombrar como nuevos Consejeros de ANTENA 3 DE TELEVISIÓN, S.A., por el sistema de cooptación, cubriendo la vacante producida por la dimisión de D. Daniel García-Pita Pemán (aceptada por el Consejo de Administración, en su sesión de 22 de mayo de 2003), y por las cuatro vacantes producidas por las dimisiones expresadas en los anteriores acuerdos, y por un período de cinco años, a los siguientes señores, accionistas de la Compañía:

D. José Manuel Lara Bosch, mayor de edad, de nacionalidad española, casado, con DNI nº 46.204.247-F y domicilio, a estos efectos, en Avenida Diagonal 662-664, 9º, 08034 Barcelona.

D. Maurizio Carlotti, mayor de edad, de nacionalidad italiana, casado, con Pasaporte nº 673591-W y domicilio, a estos efectos, en la calle Arte 21, 7º, 28033 Madrid.

D. José Creuheras Margenat, de nacionalidad española, mayor de edad, casado, con DNI nº 46.218.298-M y domicilio, a estos efectos, en Avenida Diagonal 662-664, 9º, 08034 Barcelona.

Dr. Marco Drago, de nacionalidad italiana, mayor de edad, casado, con Pasaporte nº 299.875-S y domicilio a estos efectos en Via Giovanni de Verrazana 15, 28100 Novara, Italia.

D. Ramón Mas Sumalla de nacionalidad española, mayor de edad, casado, con DNI nº 37258714-W y domicilio, a estos efectos, en Avenida Diagonal 662-664, 9º, 08034 Barcelona.

Todos ellos, presentes en la reunión, aceptaron el cargo de Consejero de ANTENA 3 DE TELEVISIÓN, S.A. haciendo expresa manifestación de no estar incursos en ninguna de las incompatibilidades, incapacidades o prohibiciones previstas en la legislación nacional y autonómica (Ley 12/95 de 11 de mayo y Ley 14/95 de 21 de abril de la Comunidad Autónoma de Madrid).

A efectos de la inscripción de estos nombramientos en el Registro Mercantil se hace constar que:

1) Los Consejeros dimitidos cuyas vacantes se cubren por cooptación habían sido designados para el cargo por la Junta General de accionistas y por un período de cinco años.
2) Los nombramientos de los nuevos Consejeros deberán ser ratificados por la primera Junta General de accionistas que se celebre.

CUATRO.- Aceptar la dimisión presentada en este acto por D. Luis Blasco Bosqued de su cargo de Presidente del Consejo de Administración, agradeciéndole los servicios prestados.

CINCO.- Nombrar Presidente del Consejo de Administración a D. José Manuel Lara Bosch, quien, presente en este acto, acepta el cargo y reitera la manifestación de no estar incurso en incompatibilidad legal alguna para el ejercicio del mismo.
Los datos personales del Sr. Lara Bosch se han hecho constar en el punto tres anterior.

02/2003

Notaría de D. EMILIANO ... BUITRAGO San Sebastián de los Reyes (Madrid)

Antena 3

0,15 €

SEIS.- Designar como nuevo Consejero Delegado de la sociedad a D. Maurizio Carlotti, quien, presente en la reunión acepta el cargo y reitera la manifestación de no hallarse incurso en ninguna de las causas de prohibición o incompatibilidad para el ejercicio del mismo previstas en la legislación vigente.
Los datos personales del Sr. Carlotti se han hecho constar en el punto tres anterior.

SIETE.- Delegar en el Consejero Delegado de la Sociedad, D. Maurizio Carlotti, ~~con carácter indefinido y hasta que el Consejo acuerde la revocación o modificación de esta delegación~~, todas las facultades que corresponden al Consejo de Administración, salvo las legalmente indelegables.

OCHO.- Designar como miembros de la Comisión Ejecutiva al Presidente del Consejo de Administración, D. José Manuel Lara Bosch, y al Consejero Delegado, D. Maurizio Carlotti.
Ambos señores, cuyos datos personales se han hecho constar en el punto tres anterior, aceptaron el cargo reiterando no encontrarse incursos en ninguna incompatibilidad legal para su ejercicio.

NUEVE.- Aceptar la dimisión presentada por doña Mónica Martín de Vidales Godino como Secretario no Consejero, agradeciéndole los servicios prestados.

SEXTO.- Que, en virtud de los anteriores acuerdos, los órganos de Administración de la Compañía quedan compuestos como sigue:

Consejo de Administración

Presidente:	D. José Manuel Lara Bosch
Consejero Delegado:	D. Maurizio Carlotti
Consejeros:	D. Luis Blasco Bosqued
	D. José Creuheras Margenat
	D. José Luis Díaz Fernández
	D. Marco Drago
	D. Joan David Grimà Terré
	D. Ramón Mas Sumalla
	Gestora de Medios Audiovisuales Fútbol, S.L, representada por D. Eduardo Sanfrutos Gambín
	Telefónica Media Internacional y de Contenidos, S.A., representada por D. Pedro Ramón y Cajal Agüeras
	Telefónica Medios de Comunicación, S.A., representada por D. Pedro Antonio Martín Marín
	RTL, Group Communications, S.L., representada por D. Nicolás Abel Bellet de Tavernost
	RTL Group, S.A., representada por D. Thomas Hesse

Vicesecretario no consejero: Dña. Carmen Rodríguez Martín

<u>Comisión Ejecutiva</u>

Presidente: D. José Manuel Lara Bosch
Consejero Delegado: D. Maurizio Carlotti
Consejeros: D. Luis Blasco Bosqued
D. Joan David Grimà Terré
RTL, Group Communications, S.L., representada por D. Nicolás Abel Bellet de Tavernost

SÉPTIMO.- Que el acta de la sesión fue aprobada, por unanimidad, en la propia sesión del Consejo de Administración, celebrada el 16 de junio de 2003, y fue firmada por el Presidente y por el Secretario.

Y, para que así conste, expido y firmo la presente certificación en San Sebastián de los Reyes, Madrid, a diecisiete de junio de dos mil tres, con el V° B° del Presidente y del Secretario no Consejero saliente a los efectos de lo dispuesto en el artículo 111 del Reglamento del Registro Mercantil.

V° B°
EL PRESIDENTE

EL VICESECRETARIO

EL SECRETARIO SALIENTE

TIMBRE DEL ESTADO

0,15 €

4W6040291

02/2003

ES COPIA de su original, que obra en mi Protocolo corriente de instrumentos públicos bajo número indicado, y yo, el Notario autorizante del mismo, la expido para la Sociedad representada en este acto, en San Sebastián de los Reyes, el mismo dia de su otorgamiento, en seis folios timbrados de papel exclusivo para documentos notariales, serie 4W números el del presente y los anteriores en orden de numeración. DOY FE. ---------------------------------

D.A. 3ª L. 8/89.- Documento no sujeto

(instrumento sin cuantía)

FE PÚBLICA NOTARIAL

CONSEJO GENERAL DEL NOTARIADO ESPAÑOL

NOTARIADO EUROPA

NIHIL PRIUS FIDE

004868533

REGISTRO MERCANTIL DE MADRID

P.º de la Castellana, 44 - 28046 MADRID

DOCUMENTO PRESENTADO	2.003/06 77.740,0
DIARIO	1.327
ASIENTO	560

EL REGISTRADOR MERCANTIL que suscribe previo examen y calificación del documento precedente de conformidad con los artículos 18-2 del Código de Comercio y 6 del Reglamento del Registro Mercantil, ha resuelto no practicar la inscripción solicitada por haber observado el/los siguiente/s defecto/s que impiden su práctica:

DEFECTOS

*NO CONSTA LA DECLARACION DE ESTAR VIGENTES LOS DOCUMENTOS DE IDENTIDAD DE LOS ADMINISTRADORES EXTRANJEROS NOMBRADOS, ART. 38 RRM. ES DEFECTO SUBSANABLE.

*DEBE INSCRIBIRSE PREVIAMENTE LA DESIGNACION DE DON THOMAS HESSE COMO REPRESENTANTE FISICO DE "RTL GROUP SA", ART. 11 RRM. ES DEFECTO SUBSANABLE.

*LA DELEGACION DE FACULTADES EN EL CONSEJERO DELEGADO CON CARACTER INDEFINIDO QUE CONSTA EN EL ACUERDO SIETE, ES CONTRARIA AL PLAZO DE CINCO AÑOS ESTABLECIDO EN LOS ESTATUTOS SOCIALES PARA EL EJERCICIO DEL CARGO DE CONSEJERO. ACLARESE. ES DEFECTO SUBSANABLE.

Se advierte que la revocación de poderes otorgados a don Ernesto Saenz de Buruaga, solo se inscribirá respecto de los que se citan, otorgados por el Consejo de Administración en su reunión de 30 de abril de 2002, y que constan en la inscripción 125ª de la Hoja abierta a la Sociedad.

En el plazo de 1 mes a contar desde la fecha de la notificación de esta calificación, se puede interponer recurso en la forma y según los trámites previstos en el artículo 324 y siguientes de la Ley Hipotecaria, aprobada por Decreto de 8 de Febrero de 1946 y modificada por la ley 24/2.001 de 27 de Diciembre.

Madrid, 26 de [illegible] de 2003

EL REGISTRADOR,

REGISTRO MERCANTIL DE MADRID

P.º de la Castellana, 44 - 28046 MADRID

DOCUMENTO PRESENTADO	2.003 88.318,0
DIARIO	1.327
ASIENTO	560

EL REGISTRADOR MERCANTIL que suscribe previo examen y calificación del documento precedente de conformidad con los artículos 18-2 del Código de Comercio y 6 del Reglamento del Registro Mercantil, ha resuelto proceder a su inscripción en el:

TOMO : 15.865 LIBRO : 0 FOLIO : 179
SECCION : 8 HOJA : M-34473
INSCRIPCION : 147

N.I.F. E-81458556

OBSERVACIONES E INCIDENCIAS

Practicada la inscripción en unión de:

1. Certificación expedida en Madrid, el 14 de julio de 2003, por doña Carmen Rodriguez Martin, Vicesecretario no Consejero del Consejo de Administración, con el visto bueno del Presidente del Consejo, don Jose Manuel Lara Bosch, cuyas firmas constan legitimadas por el Notario San Sebastian de los Reyes, don Emiliano Alvarez Buitrago con fecha 16 de julio de 2003.

2. Documento complementario suscrito el 14 de Julio de 2003 por doña Carmen Rodriguez Marin, cuya firma consta legitimada por el Notario de San Sebastian de los Reyes don Emiliano Alvarez Buitrago con fecha 16 de julio de 2003.

Madrid, 21 de JULIO de 2003

EL REGISTRADOR,

Aplicada la Reducción de los R.D.L. 6/1999 y 6/2000
BASE: SIN CUANTIA
HNOS S/M: QUINIENTOS CINCUENTA Y NUEVE CON CUARENTA Y TRES CENTIMOS
*******559,43

De conformidad con los artículos 333 RH y 80 RRM, SE HACE CONSTAR, que según resulta de los archivos informaticos del Registro (artículos 12 y 79 RRM), la hoja registral de la entidad no se halla sujeta a cierre registral alguno, ni en la misma consta extendido asiento relativo a quiebra, suspensión de pagos o disolución.

Antena 3

CARMEN RODRÍGUEZ MARTÍN, Vicesecretario no Consejero del Consejo de Administración de la sociedad Antena 3 de Televisión, S.A., con domicilio social en San Sebastián de los Reyes, Madrid, Avda. Isla Graciosa s/n, y CIF número A/78839271

CERTIFICA

Que la certificación unida a la escritura otorgada el 23 de junio de 2003 con el número 2.184, del Notario de San Sebastián de los Reyes (Madrid) don Emiliano Álvarez Buitrago (en la que se eleva a público el acuerdo de nombramiento y delegación de facultades adoptado por el Consejo de Administración de la Sociedad en su reunión del 16 de junio de 2003 a favor de don Maurizio Carlotti), no incluyó la transcripción íntegra y literal del contenido del acuerdo adoptado, tal y como figura en el acta de la sesión, aprobada y firmada, que es la siguiente:

Toma la palabra el nuevo Presidente para hacer constar que dada la posición vacante de Consejero Delegado por la dimisión de su cargo presentada en este Consejo por el Sr. Sáenz de Buruaga Bustamante, propone el nombramiento como Consejero Delegado a D. Maurizio Carlotti, delegando en el mismo la totalidad de las facultades del Consejo de Administración salvo las legalmente indelegables. El Consejo de Administración aprueba el nombramiento por unanimidad de los asistentes y el Sr. Carlotti, presente en este acto, acepta el cargo y reitera la manifestación de no estar incurso en incompatibilidad legal alguna.

Y, para que así conste, expido y firmo la presente certificación en San Sebastián de los Reyes, Madrid, a catorce de julio de dos mil tres.

VºB
EL PRESIDENTE

Avda. Isla Graciosa, s/n. - 28700 San Sebastián de los Reyes - Madrid (ESPAÑA)
Tel.: 916 230 500 E-mail: antena3tv@antena3tv.es Dirección Internet: www.antena3tv.es
Antena 3 de Televisión, S.A. / C.I.F.: A-78839271 / Inscrita en el Registro Mercantil de Madrid, tomo 8.788, sección 3ª, folio 125, hoja nº 71.592-3, inscripción 1ª
Miembro fundador de la Asociación de Televisiones Comerciales Europeas (ACT) y empresa fundadora del Club Gestión de Calidad

TESTIMONIO DE LEGITIMACION DE FIRMA- Yo, **EMILIANO ALVAREZ BUITRAGO**, Notario del Ilustre Colegio de Madrid, con residencia en San Sebastián de los Reyes, **DOY FE:** Que considero legítimas las firmas que anteceden de DOÑA CARMEN RODRÍGUEZ MARTIN titular del D.N.I número 3.419.914-K, por cotejo con otras legitimadas por mí y de DON JOSE MANUEL LARA BOSCH, titular del D.N.I. número 46.204.247-F, por ser sensiblemente igual a la estampada en su documento nacional de identidad reseñado --

En **San Sebastián de los Reyes**, a dieciséis de julio de dos mil tres. ------------------------------

SELLO DE LEGITIMACIONES Y LEGALIZACIONES

CONSEJO GENERAL DEL NOTARIADO ESPAÑOL

NOTARIADO EUROPA

0048685613

RELACIONADO este documento en la inscripción 147 de la hoja número M-34473, folio 179 del tomo 15865 general del Registro Mercantil de Madrid.

Madrid 21 de julio de 2003.

CARMEN RODRÍGUEZ MARTÍN, Vicesecretario no Consejero del Consejo de Administración de la sociedad Antena 3 de Televisión, S.A. (en adelante A3TV), con domicilio social en San Sebastián de los Reyes, Madrid, Avda. Isla Graciosa s/n, y CIF número A/78839271

MANIFIESTA

UNO.- Que A3TV presentó en el Registro Mercantil de Madrid, para su inscripción, la escritura 23 de junio de 2003, de protocolización de acuerdos sociales número 2.184 del protocolo del Notario de San Sebastián de los Reyes, Madrid, don Emiliano Álvarez Buitrago.

DOS.- Que el 4 de julio de 2003 A3TV ha recibido Notificación de Calificación de la mencionada escritura, en la que se comunica a la Sociedad que se ha resuelto no practicar la inscripción solicitada por haberse advertido los defectos subsanables que allí se mencionan y que se tienen por reproducidos en lo pertinente, para evitar repeticiones innecesarias.

TRES.- Que mediante el presente escrito y la certificación que le acompaña se procede a la subsanación de los defectos notificados en los siguientes términos:

Primero.- A los efectos de cumplir lo establecido en el artículo 38.6 del Reglamento del Registro Mercantil se hace constar que los pasaportes de los Consejeros don Maurizio Carlotti y de don Marco Drago, ambos de nacionalidad italiana, están vigentes.

Segundo.- La designación de don Thomas Hesse como persona física representante del Consejero RTL GROUP, S.A., de fecha anterior a la de celebración del Consejo cuyos acuerdos son objeto de la escritura calificada, y que fue formalizada en documento público, ha sido presentada para inscripción en ese Registro Mercantil, el día 8 de julio de 2002 con número de entrada 83.701.

Tercero.- El acuerdo de delegación de facultades a favor del Consejero Delegado, Sr. Carlotti, se efectuó por el tiempo durante el que éste ostente el cargo de Consejero, según consta en la certificación que se adjunta, expedida con el Visto Bueno del Presidente, que contiene una transcripción exacta del contenido del acta de la sesión de 16 de junio de 2003.

Cuarto.- Los poderes de fecha 30 de abril de 2002, que causaron la inscripción 125 de la hoja de la Sociedad son los únicos poderes que la sociedad había otorgado a favor del Sr. Sáenz de Buruaga Bustamante.

Antena 3

En su virtud

SOLICITA

Que se tenga por presentado este escrito, junto con la certificación que le acompaña, y, una vez examinado cuanto en él se manifiesta, se proceda a la inscripción de la escritura número 2184, de fecha 23 de junio de 2003, correspondiente al protocolo del Notario de San Sebastián de los Reyes, Madrid, don Emiliano Álvarez Buitrago.

En San Sebastián de los Reyes, Madrid, a catorce de julio de dos mil tres

REGISTRO MERCANTIL DE MADRID
PASEO DE LA CASTELLANA Nº 44. 28046 MADRID

TESTIMONIO DE LEGITIMACION DE FIRMA- Yo, **EMILIANO ALVAREZ BUITRAGO**, Notario del Ilustre Colegio de Madrid, con residencia en San Sebastián de los Reyes, **DOY FE:** Que considero legítima la firma que antecede de DOÑA CARMEN RODRÍGUEZ MARTIN titular del D.N.I número 3.419.914-K, por cotejo con otras legitimadas por mí. ---------------------

En **San Sebastián de los Reyes**, a dieciséis de julio de dos mil tres. ------------------------------

SELLO DE LEGITIMACIONES LEGALIZACIONES 0,15 €

CONSEJO GENERAL DEL NOTARIADO ESPAÑOL · NOTARIADO EUROPA · NIHIL PRIUS FIDE

FE PÚBLICA NOTARIAL

... este documento en la inscripción 147 de la hoja número M-34473, folio 179 del tomo 15865 ... del Registro Mercantil de Madrid.

Madrid, 21 de Julio de 2003.

Meeting of the Board of Directors held on July 29, 2003
Appointment of Mr. Pablo Bieger Morales as Non Director Secretary to fill the vacancy left by the resignation of Ms. Monica Martin de Vidales Godino.
Deed dated 8th August 2003 granted before the Notary Public of Madrid, Ms. Isabel Estape Tous under number 923 of her official records.

ISABEL ESTAPE TOUS
NOTARIO
C/ PRINCIPE DE VERGARA, 103 1º Izda.
Teléf 915628605-Fax 915628606
MADRID

03 SEP 30 AM 7:

«ESCRITURA DE NOMBRAMIENTO DE CARGOS»

NÚMERO NOVECIENTOS VEINTITRÉS.-----------------

En MADRID, mi residencia, a ocho de Agosto de dos mil tres. --------------------------------------

Ante mí, **ISABEL ESTAPE TOUS**, Notario de esta Capital y del Ilustre Colegio de Madrid. ----------

==== C O M P A R E C E ====

DOÑA CARMEN RODRÍGUEZ MARTÍN, mayor de edad, casada, vecina de San Sebastián de los Reyes, con domicilio profesional en Avenida Isla Graciosa, s/n.; con D.N.I. y N.I.F. número 3.419.914-K. -----

==== I N T E R V I E N E ====

En nombre y representación, como vicesecretario de la Sociedad **"ANTENA 3 DE TELEVISION, S.A."**, de nacionalidad española, con domicilio en San Sebastian de los Reyes, Avenida Isla Graciosa, S/N; constituida por tiempo indefinido en escritura autorizada el día 7 de junio de 1988, ante el Notario de Madrid Don José Machado Carpenter; adaptados sus Estatutos a la vigente legislación mercantil en

otra escritura autorizada por el mismo Notario el día cinco de julio de 1991, con el número 2.108 de orden. INSCRITA en el Registro Mercantil de Madrid, en el tomo 1924, folio 108, hoja número: M-34473, inscripción 1ª. Su C.I.F. número: A78839271. ------

Actúa en su calidad de Vicesecretario no Consejero del Consejo de Administración de la Sociedad, cargo que asegura ejerce en la actualidad y para el que fue nombrada por acuerdo del Consejo de fecha 19 de diciembre de 2002, formalizado en la escritura otorgada el día 4 de febrero de 2003, ante el Notario de San Sebastián de los Reyes Don Emiliano Alvarez Buitrago, con el número 360 de orden, que causó la inscripción 139 de la hoja registral de la Sociedad en el Registro Mercantil. ----------------

Me asegura la vigencia de su cargo, facultades representativas y la persistencia de la capacidad jurídica de la entidad que representa. ------------

Tiene, a mi juicio, en el concepto en que interviene, capacidad legal para otorgar la presente ESCRITURA DE NOMBRAMIENTO DE CARGOS, y al efecto: -

=== E X P O N E ====

I.- Que el Consejo de Administración de la Sociedad **"ANTENA 3 DE TELEVISION, S.A."**, en su sesión

celebrada el día **29 de julio de 2003,** adoptó los acuerdos contenidos en una certificación expedida por la propia compareciente como Vicesecretario del Consejo de Administración, con el visto bueno de su Presidente Don José Manuel Lara Bosch, cuyas firmas reputo legítimas. ---------------------------------

La referida certificación, que me entrega la compareciente, se incorpora a la presente escritura matriz. ---

II.- Según resulta de la citada certificación, el Consejo de Administración de la Sociedad **"ANTENA 3 DE TELEVISION, S.A."**, en su sesión celebrada el día **29 de julio de 2003**, adoptó por unanimidad los siguientes acuerdos: -----------------------------

Nombrar Secretario del Consejo de Administración a Don Pablo Bieger Morales, para cubrir la vacante producida por la dimisión presentada el día 30 de junio de 2003 por el anterior Secretario Doña Mónica Martín de Vidales Godino. -----------------

Dicho señor, presente en la reunión, aceptó su

cargo, según resulta de la certificación unida a la presente. --

III.- Y en virtud de cuanto antecede, el compareciente, según interviene, otorga las siguientes.

========DISPOSICIONES:=========

Quedan formalizados los acuerdos a que se refiere la presente escritura, en los términos que de la misma se deducen. ------------------------------

OTORGAMIENTO Y AUTORIZACIÓN. ------------------

Así lo dice y otorga después de hechas por mí las reservas y advertencias legales, en especial la relativa a la necesidad de la inscripción de esta escritura en el Registro Mercantil. ---------------

Leo a la compareciente por su elección, el contenido íntegro de esta escritura después de que le advierto del derecho que tiene de leerla por si, de acuerdo con lo establecido en el Reglamento Notarial, del que no usa. --------------------------

Se ratifica la compareciente presta su consentimiento y la firma conmigo, el Notario, que, de identificarle por su reseñado documento de identidad y, en cuanto sea pertinente, de todo lo contenido en el presente instrumento público, que queda extendido en tres folios de papel timbrado de uso

exclusivamente notarial, el presente, y los dos anteriores correlativos en orden, de la misma serie, yo el Notario, Doy fe. ----------------------------

Es copia simple

(con valor meramente informativo)

Antena 3

Carmen Rodríguez Martín, Vicesecretario no Consejero del Consejo de Administración de Antena 3 de Televisión, S.A., domiciliada en San Sebastián de los Reyes (Madrid), Avda. Isla Graciosa s/n, y con CIF nº A-78 839271,

CERTIFICO

PRIMERO.- Que, el día 29 de julio de 2003, se reunió el Consejo de Administración de ANTENA 3 DE TELEVISIÓN, S.A., que había sido convocado por el Vicesecretario, doña Carmen Rodríguez Martín, siguiendo instrucciones del Presidente, don José Manuel Lara Bosch, y de conformidad con lo establecido en los Estatutos sociales.

SEGUNDO.- Que la sesión del Consejo tuvo lugar en el domicilio social, Avda. Isla Graciosa s/n, San Sebastián de los Reyes (Madrid), y se encontraban presentes todos los Consejeros, que son los siguientes:

Presidente:	D. José Manuel Lara Bosch
Consejero Delegado:	D. Maurizio Carlotti
Consejeros:	D. José Creuheras Margenat
	D. José Luis Díaz Fernández
	D. Marco Drago
	D. Joan David Grimà Terré
	D. Ramón Mas Sumalla
	Gestora de Medios Audiovisuales Fútbol, S.L, representada por D. Eduardo Sanfrutos Gambín
	Telefónica Media Internacional de Contenidos, S.A., representada por D. Pedro Ramón y Cajal Agüeras
	Telefónica Medios de Comunicación, S.A., representada por D. Pedro Antonio Martín Marín
	RTL Group, S.A., representada por D. Thomas Rabe
	RTL, Group Communications, S.L., representada por D. Nicolás Abel Bellet de Tavernost
Secretario:	Dña. Carmen Rodríguez Martín

Asistió también don Pablo Bieger Morales, a los efectos que luego se dirá.

TERCERO.- Que en la reunión actuó como Presidente el titular del cargo, D. José Manuel Lara Bosch, y actuó como Secretario la titular de la Vicesecretaría del Consejo, doña Carmen Rodríguez Martín.

CUARTO.- Que el orden del día de la reunión, que figuraba en su convocatoria, fue el que a continuación se transcribe:

ORDEN DEL DÍA

1. Nombramiento de Secretario del Consejo de Administración.
2. Presentación, análisis y aprobación, en su caso, de los Estados Financieros de Antena 3 de Televisión, S.A. y su Grupo consolidado, cerrados a 30 de junio de 2003.
3. Ejecución de los acuerdos relativos a la transformación de la forma de representaciones de las acciones de la Sociedad que fueron adoptados por la Junta General Extraordinaria de accionistas.
4. Ejecución de los acuerdos relativos a la solicitud de admisión a cotización, que fueron igualmente adoptados por la Junta General Extraordinaria de accionistas.

Antena 3

5. Autorización y otorgamiento de poderes en relación con la OPV que, en su caso, se llevará a cabo Telefónica, S.A.
6. Aprobación del nuevo texto de los Estatutos sociales, que será sometido a la Junta General de accionistas, así como del preceptivo informe legal de los administradores.
7. Aprobación del Reglamento del Consejo de Administración, informe y remisión de su texto a la Junta General de accionistas.
8. Aprobación del Reglamento Interno de Conducta en materias relativas a los Mercados de Valores.
9. Aprobación de la propuesta de Reglamento de la Junta General de accionistas.
10. Propuesta a la Junta General de Accionistas de adquisición de acciones propias.
11. Convocatoria de Junta General Extraordinaria de accionistas y determinación de su Orden del día.
12. Informe del Consejero Delegado.
13. Aprobación del Plan de Negocio.
14. Ruegos y preguntas.
15. Lectura y aprobación, en su caso, del acta de la sesión.

QUINTO.- Que, en esta sesión del Consejo de Administración, se adoptó, por unanimidad y entre otros, el siguiente acuerdo, que se transcribe del acta de la reunión:

> ***UNO.-*** *Nombrar Secretario del Consejo de Administración a don Pablo Bieger Morales, para cubrir la vacante producida por la dimisión presentada el día 30 de junio de 2003 por el anterior Secretario, doña Mónica Martín de Vidales Godino.*

SEXTO.- Que el Sr. Bieger Morales, presente como se dijo en la reunión, aceptó en ese momento el cargo y manifestó no hallarse incurso en ninguna causa de prohibición o incompatibilidad legal para su desempeño, manifestando asimismo que a los efectos de la inscripción de su nombramiento en el Registro Mercantil sus circunstancias personales son la siguientes: mayor de edad, de nacionalidad española, divorciado, con DNI nº 5365643-L, y domicilio profesional en Avda. Diagonal nº 682, Barcelona.

SÉPTIMO.- Que el acta de la sesión fue aprobada, por unanimidad, en la propia sesión del Consejo de Administración, celebrada el 29 de julio de 2003, y firmada por el Presidente, D. José Manuel Lara Bosch, y por el Vicesecretario y Secretario de la reunión, doña Carmen Rodríguez Martín.

Y, para que así conste, expido y firmo la presente certificación en San Sebastián de los Reyes, Madrid, a uno de agosto de dos mil tres, con el Vº Bº del Presidente.

Vº Bº
EL PRESIDENTE

EL VICESECRETARIO Y
SECRETARIO DE LA REUNIÓN

<u>Meeting of the Board of Directors held on 18th January 2002.</u>
Acceptance of the resignation of Mr. Juan Jose Nieto Bueso and Mr. Juan Ruiz de Gauna Pelaez as Directors.
Deed dated 29th January 2002, granted before the Notary Public of San Sebastian de los Reyes, Mr. Emiliano Alvarez Buitrago under number 300 of his official records.

NUMERO: CINCUENTA Y SEIS.---------------------

NOMBRAMIENTOS DE PERSONA FÍSICA REPRESENTANTE DE "GESTORA DE MEDIOS AUDIO VISUALES FUTBOL, S.L." EN LA SOCIEDAD "ANTENA 3 DE TELEVISIÓN, S.A.".--

EN MADRID, a diecisiete de enero de dos mil dos.--

Ante mí, EMILIO RECODER DE CASSO, Notario del Ilustre Colegio de Madrid, con residencia en esta capital.--

--------------------COMPARECEN:-----------------

DON EDUARDO HIERRO HERNÁNDEZ-MORA, mayor de edad, español, casado, con domicilio a estos efectos en Madrid, Paseo de la Castellana, 141, con D.N.I. 51.356.334-W.--------------------------

INTERVIENE:-----------------------------------

En nombre y representación de la sociedad "GESTORA DE MEDIOS AUDIOVISUALES FÚTBOL, S.L." UNIPERSONAL, domiciliada en Madrid, Paseo de la Castellana, 141; con C.I.F. número B-61230330;

APLICACION ARANCEL DISPO. ADICIONAL 3ª LEY 8/89

BASES DE CALCULO: Sin Cuantía
ARANCEL APLICABLE: 1, 4, Nª 8, 5
DERECHOS ARANCELARIOS 46,77 EUROS

ES COPIA LITERAL de su matriz con la que concuerda fielmente y donde queda anotada. La expido a instancias de "GESTORA DE MEDIOS AUDIOVISUALES FÚTBOL, S.L." UNIPERSONAL en tres folios de papel exclusivo para documentos notariales, números el presente y los dos anteriores en orden correlativo inverso. En Madrid. El diecisiete de enero de dos mil dos. DOY FE. --

FE PÚBLICA NOTARIAL

CONSEJO GENERAL DEL NOTARIADO ESPAÑOL

NOTARIADO EUROPA

NIHIL PRIUS FIDE

0029066905

RELACIONADO este documento en la inscripción 120ª de la hoja número M-34473, folio 150 del tomo 13837 general del Registro Mercantil de Madrid.

Madrid 25 de Febrero de 2002

REGISTRO MERCANTIL DE MADRID JESUS ALVAREZ BELTRAN

03 SEP 30 AM 7:21

<u>Meeting of the Board of Directors held on 8th February 2002</u>

Acceptance of the resignation of Mr. Enrique Alvarez Lopez.

Deed dated 11th March 2002, granted before the Notary Public of San Sebastian de los Reyes, Mr. Emiliano Alvarez Buitrago under number 944 of his official records.

Meeting of the Board of Directors held on 5th March 2002.
Acceptance of the resignation of the Director Mr. Alejandro Kindelan Jaquotot.
Certificate issued by the Secretary with the approval of the Chairman.

Antena 3

03 SEP 30 AM 7:21

22.05.02 023526

DÑA MÓNICA MARTÍN DE VIDALES, SECRETARIA DEL CONSEJO DE ADMINISTRACIÓN DE "ANTENA 3 DE TELEVISIÓN, S.A." CON DOMICILIO EN SAN SEBASTIÁN DE LOS REYES (MADRID), AVDA. ISLA GRACIOSA, S/N CON CIF- A 78 839271

CERTIFICA Que en el Consejo de Administración de la Sociedad celebrado el 5 de marzo de 2002, en el domicilio social, con la asistencia de los siguientes Consejeros: D. Luis Blasco Bosqued en representación de "Grupo Admira Media, S.A.", D. Luis Velo Puig-Durán, D. Luis Abril Pérez en representación de "Telefónica Media Internacional y de Contenidos, S.A.", D. Eduardo Alonso Conesa en representación de "Telefónica Medios de Comunicación, S.A.", D. Enrique Álvarez López, D. Luis Bastida Ibagüen en representación de "Producciones Multitemáticas, S.A.", D. Jorge Calvet Spinatsch, D. José Luis Díaz Fernández, D. Joan David Grima Terré, D. Alejandro Kindelán Jaquotot, D. Juan Kindelán Jaquotot en representación de "Gestora de Medios Audiovisuales Fútbol, S.L.U", se adoptaron los siguientes acuerdos

11/13

Primero.-Dimisión de Consejero y miembro de la Comisión Ejecutiva

Todos los Consejeros presentes aceptaron por unanimidad la dimisión de D. Alejandro Kindelán Jaquotot, presentada en la misma sesión del Consejo de Administración, en los cargos de Consejero y miembro de la Comisión Ejecutiva, agradeciendo los servicios prestados en defensa de los intereses de la Sociedad.

Segundo.- Acta

Al término de la sesión se procedió a la redacción, lectura y aprobación por unanimidad del acta.

Y para que conste y surta los efectos oportunos expide la presente certificación con el visto bueno del Presidente, "Grupo Admira Media, S.A. representada por D. Luis Blasco Bosqued, en Madrid, a 14 de mayo de 2002.

VºBº
El Presidente

El Secretario

3487-775

REGISTRO MERCANTIL DE MADRID 3837-151
ANTENA 3 DE TELEVISION SA
Asiento: 1/1206/980 Folio: 140 F.P.: 22/05/2002
Prot.: /P/14/05/2002
Fecha: 22/05/2002 Hora: 12:08
N.Entrada: 1/2002 05/
Presenta: ANTONIO LUCAS AYALA Tlf:913994401

23.526,0

YO, JOSE MARCOS PICON MARTIN, NOTARIO DEL ILUSTRE COLEGIO DE MADRID, CON RESIDENCIA EN ESTA CAPITAL; --------------

DOY FE: Que legitimo las firmas estampadas al dorso por don Luis Blasco Bosqued y por doña Mónica Martín de Vidales. Madrid, a - 21 de mayo de 2.002.

25 PTA

PICON MARTIN - NOTARIA - MADRID
FE PÚBLICA NOTARIAL

CONSEJO GENERAL DEL NOTARIADO ESPAÑOL
NOTARIADO EUROPA
NIHIL PRIUS FIDE

0029211583

APLICACION ARANCEL ... DECRETO 1.426/1989
DOCUMENTO SIN BASE ARANCELARIA

REGISTRO MERCANTIL DE MADRID
P.º de la Castellana, 44 - 28046 MADRID

EL REGISTRADOR MERCANTIL que suscribe previo examen y calificación del documento precedente de conformidad con los artículos 18-2 del Código de Comercio y 6 del Reglamento del Registro Mercantil, ha procedido a su inscripción en el:

DOCUMENTO PRESENTADO	2.002 23.526,0
DIARIO	1.206
ASIENTO	980

N.I.F. - E-81458556

TOMO: 13.837 LIBRO: 0 FOLIO: 152

SECCION: 8 HOJA: M-34473

INSCRIPCION: 123

Madrid, 29 de MAYO de 2.002

EL REGISTRADOR.

Aplicada la Reducción de los R.D.L. 6/1999 y 6/2000

BASE: SIN CUANTIA

HNOS S/M: CINCUENTA Y NUEVE CON VEINTE CÉNTIMOS 59,2

se d
Su
Ca
Fe
Su
Ca
Fe
tos I
Tor
a pre
ectifi

<u>Shareholders' Ordinary and Extraordinary Meeting held on 24th June 2002</u>
Acceptance of the resignation of Mr. Luis Velo Puig- Duran, Mr. Enrique Alvarez Lopez and Mr. Carles Vilarrubi Carrio.
Deed dated 24th July 2002 granted before the Notary Public of Madrid, Mr. Emilio Recoder de Casso under number 960 of his official records

Meeting of the Board of Directors held on 22nd May 2003

Acceptance of the resignation presented on 29th April 2003 by the Director Mr. Daniel Garcia-Pita Peman.

Certificate issued by the Secretary with the approval of the Chairman.

16.06.03 073564

03 SEP 30 7:21

DÑA MÓNICA MARTÍN DE VIDALES, SECRETARIA DEL CONSEJO DE ADMINISTRACIÓN DE "ANTENA 3 DE TELEVISIÓN, S.A." CON DOMICILIO EN SAN SEBASTIÁN DE LOS REYES (MADRID), AVDA. ISLA GRACIOSA, S/N CON CIF- A 78 839271

CERTIFICA :

ANTONIO LUCAS AYALA GONZALEZ
Tel. 399 44 01

1. Que el 22 de mayo de 2003, en el domicilio social, se celebró Consejo de Administración de la Sociedad, con la asistencia de los siguientes Consejeros: D. Luis Blasco Bosqued, D. Ernesto Sáenz de Buruaga Bustamante, "Telefónica de Contenidos, S.A."(antes denominada "Grupo Admira Media, S.A.") representada por D. Emilio Gilolmo López , "Telefónica Media Internacional y de Contenidos, S.A." representada por D. Pedro Ramón y Cajal Agüeras,"Gestora de Medios Audiovisuales Fútbol, S.L" representada por D. Eduardo Sanfrutos Gambín, "Producciones Multitemáticas, S.A." representada por D. Luis Bastida Ibargüen, "Telefónica Medios de Comunicación, S.A." representada por D. Pedro Antonio Martín Marín, "RTL, Group Communications, S.L" representada por D. Nicolás Abel Bellet de Tavernost, "RTL Group, S.A.", representado por D. Thomas Hesse que ha delegado su representación en el Sr. de Tavernost, D. Jorge Calvet Spinach, D. José Luis Díaz Fernández, D. Joan David Grima Terré.

2. Que en el citado Consejo de Administración, el Presidente informó de la dimisión de D. Daniel García Pita de su cargo como Consejero presentada por carta a la sociedad el pasado 29 de abril de 2003. El Consejo, unánimemente, dándose por enterado agradeció al Sr. García Pita su dedicación en el tiempo en que ha desempeñado el cargo de Consejero.

Y para que así conste y surta los efectos oportunos expide la presente certificación con el visto bueno del Presidente, en Madrid, a 10 de junio de 2003.

El Presidente | El Secretario

D. Luis Blasco Bosqued | Doña Mónica Martín de Vidales Godino

REGISTRO MERCANTIL DE MADRID
ANTENA 3 DE TELEVISION SA
Asiento: 1/1324/692 Folio: 100 F.P. 16/06/2003
Prot.. 2003/73564/P/10/06/2003
Fecha: 16/06/2003 Hora: 12:07
N.Entrada: 1/2003 06/
Pres:ANTONIO LUCAS AYALA 913994401

F 15.865 F. 178

73.564,0

-------TESTIMONIO DE LEGITIMACION DE FIRMAS------

Número 282 del libro indicador número cuatro. Yo, FRANCISCO DE ASIS PIZARRO MORENO, Notario del Ilustre Colegio de Madrid, con residencia en esta capital.--

DOY FE: Que considero legitimas las firmas que anteceden, de Don Luis Blasco Bosqued con D.N.I número 17812803-Q, y de Doña Mónica Martín de Vidales Godino con D.N.I número 50820772-H , por estar en el protocolo de mi compañero de despacho Don Emilio Recoder de Casso..---------------------

Madrid, a doce de junio de dos mil tres.-----

FE PÚBLICA NOTARIAL

SELLO DE LEGITIMACIONES Y LEGALIZACIONES

CONSEJO GENERAL DEL NOTARIADO ESPAÑOL

NOTARIADO EUROPA

NIHIL PRIUS FIDE

0048532571

El Registrador que suscribe hace constar que:

Esta fotocopia es copia exacta del original que queda archivado en este Registro, con el n.º 9077 en su legajo.

Madrid, 17 de Jun. de 2003

REGISTRO MERCANTIL DE MADRID
Pº de la Castellana, 44 - 28046 MADRID

N.I.F. E-81458556

DOCUMENTO PRESENTADO	2.003 73.564,0
DIARIO	1.324
ASIENTO	692

EL REGISTRADOR MERCANTIL que suscribe previo examen y calificación del documento precedente de conformidad con los artículos 18-2 del Código de Comercio y 6 del Reglamento del Registro Mercantil, ha procedido a su inscripción en el:

TOMO: 15.865 LIBRO: 0 FOLIO: 178
SECCION: 8 HOJA: M-34473
INSCRIPCION: 144

Madrid, 17 de JUNIO de 2.003
EL REGISTRADOR,

Aplicada la Reducción de los R.D.L. 6/1999 y 6/2000
BASE: SIN CUANTIA
HNOS S/M: CINCUENTA Y UN CON TREINTA Y TRES CÉNTIMOS
********51,33

De conformidad con los artículos 333 RH y 80 RRM, SE HACE CONSTAR, que según resulta de los archivos informáticos del Registro (artículos 12 y 79 RRM), la hoja registral de la entidad no se halla sujeta a cierre registral alguno, ni en la misma consta extendido asiento relativo a quiebra, suspensión de pagos o disolución.

03 SEP 30 AM 7:21

Meeting of the Board of Directors held on 16th June 2003

Acceptance of the resignation of the Directors Mr. Ernest0 Saenz de Buruaga Bustamante, Jorge Calvet Spinatsch, TELEFONICA DE CONTENIDOS, S.A., formerly Grupo Admira Media, (represented by Mr. Emilio Gilolmo Lopez), and Producciones Multitematicas, S.A.(represented by Mr. Luis Bastida Ibarguen).

Deed dated 23rd June 2003 granted before the Notary Public of Sebastian de los Reyes, Mr. Emiliano Alvarez Buitrago under number 2.184 of his official records.

Meeting of the Board of Directors held on 16th June 2003

Acceptance of the resignation of the Directors Mr. Ernest0 Saenz de Buruaga Bustamante, Jorge Calvet Spinatsch, TELEFONICA DE CONTENIDOS, S.A., formerly Grupo Admira Media, (represented by Mr. Emilio Gilolmo Lopez), and Producciones Multitematicas, S.A.(represented by Mr.. Luis Bastida Ibarguen).

Deed dated 23rd June 2003 granted before the Notary Public of Sebastian de los Reyes, Mr. Emiliano Alvarez Buitrago under number 2.184 of his official records.

(Enclosed in paragraph B)

03 SEP 30 AM 7:21

Meeting of the Board of Directors held on 29th August 2003
Acceptance of the resignations presented by the Directors Gestora de Medios Audiovisuales Futbol, S.L (represented by Mr. Eduardo Sanfrutos Gambin) Telefonica Media Internacional y de Contenidos, S.A. (represented by Mr. Pedro Ramon y Cajal Agueras) and Telefonica Medios de Comunicacion, S.A. (represented by Mr. Pedro Antonio Martin Marin).
Deed dated 4th September 2003 granted before the Notary Public of Madrid, Ms. Isabel Estape Tous under number 985 of her official records.

Meeting of the Board of Directors held on 18th January 2002.
Appointment of TELEFONICA MEDIA INTERNACIONAL Y DE CONTENIDOS, S.A. as member of the Executive Committee.
Deed dated 20th January 2002 granted before the Notary Public of San Sebastian de los Reyes, Mr. Emiliano Alvarez Buitrago under number 300 of his official records.

03 SEP 30 7:21

Meeting of the Board of Directors held on 8th February 2002
The resignation of Mr. Enrique Alvarez Lopez as member of the Executive Committee is accepted.
Appointment of GRUPO ADMIRA MEDIA, S.A. as member of the Executive Committee.
Deed dated 11th March 2002, granted before the Notary Public of San Sebastian de los Reyes, Mr. Emiliano Alvarez Buitrago under number 944 of his official records.

Meeting of the Board of Directors held on 5th March 2002.
Acceptance of the resignation of Mr. Alejandro Kindelan Jaquotot as member of the Executive Committee.
Certificate issued by the Secretary with the approval of the Chairman.

03 SEP 30 AM 7:21

<u>Meeting of the Board of Directors de 30th April 2002</u>
Appointment of TELEFONICA MEDIOS DE COMUNICACIdN, S.A.U., represented by Mr. Ernesto Saenz de Buruaga Bustamante as member of the Executive Committee.
Deed dated 30th April 2002, granted before the Notary Public of Madrid. Mr. Emilio Recoder de Casso, under number 536 of his official records.

TIMBRE DEL ESTADO

0,15 €

4J0345089

02/2002

EMILIO RECODER DE CASSO · NOTARIO · MADRID · NIHIL PRIUS FIDE

03 SEP 09 7:21

NUMERO: QUINIENTOS TREINTA Y SEIS. ------------

ELEVACION A PUBLICO DE ACUERDO DE ACEPTACIÓN DE DIMISIÓN, NOMBRAMIENTO DE CONSEJERO DELEGADO Y REVOCACIÓN DE PODERES. ---------------------------

EN MADRID, a treinta de abril de dos mil dos.

Ante mí, EMILIO RECODER DE CASSO, Notario del Ilustre Colegio de Madrid, con residencia en esta capital. --

-----------------------COMPARECE: -----------------

DOÑA MONICA MARTÍN DE VIDALES GODINO, mayor de edad, casada, vecina de Madrid, Paseo de la Castellana, número 141; con D.N.I. número 50.820.772-H. -------------------------------------

----------------------INTERVIENE: -----------------

En nombre y representación de **"ANTENA 3 DE TELEVISIÓN, S.A."**, con C.I.F. número A-78839271, domiciliada en San Sebastián de los Reyes, Avenida Isla Graciosa, sin número, constituida por tiempo indefinido en escritura otorgada ante el Notario

de Madrid, Don José Machado Carpenter, el 7 de Junio de 1.988, y adaptados sus estatutos a la vigente legislación mercantil, mediante otra escritura autorizada por el mismo Notario, Sr. Machado Carpenter, el 5 de Julio de 1.991, número 2.108 de protocolo; inscrita en el Registro Mercantil de Madrid, al tomo 1924, folio 108, hoja, número M-34473. -----------------------------

Actúa en su calidad de Secretaria no Consejera del Consejo de Administración, cargo para el que fue nombrada por acuerdos del Consejo de Administración de la sociedad en su reunión de 20 de Marzo de 2.002, que fueron elevados a público mediante escritura otorgada el 5 de Abril de 2.002, ante el Notario de San Sebastián de los Reyes, Don Emiliano Alvarez Buitrago, bajo el número 1.263 de protocolo, pendiente de inscripción, de lo que yo, el Notario hago la oportuna advertencia; y expresamente autorizada por el Consejo de Administración para este otorgamiento en virtud de acuerdo adoptado en fecha de hoy, según certificación expedida por la Secretaria del Consejo de Administración, Doña

Mónica Martín de Vidales Godino, aquí compareciente, con el Visto Bueno del Presidente, la Sociedad "GRUPO ADMIRA MEDIA, S.A.", representada por Don Luis Blasco Bosqued, cuyas firmas advero y legitimo, esta extendida en dos folios de papel común, que yo, Notario, uno a esta matriz, protocolizándola con ella.----------------

La identifico por su documento de Identidad expresado y, juzgo, conforme interviene, con la capacidad legal necesaria para este acto, a cuyo efecto,---

-----------------------OTORGA:------------------

Que en la representación que ostenta de la entidad " **ANTENA 3 DE TELEVISIÓN, S.A.** " eleva a públicos los acuerdos sociales adoptados por el Consejo de Administración en su reunión en fecha de hoy, contenidos en la certificación unida a esta matriz, que son los siguientes:--------------

Primero.- Aceptación de la dimisión como Consejero Delegado y miembro de la Comisión

Ejecutiva del Consejo de Administración presentada por Don Luis Velo Puig-Durán, manteniendo su carácter de Consejero. ---------------------------

El Consejo de Administración de la sociedad aceptó la dimisión presentada, en ese acto, por Don Luis Velo Puig-Durán a su cargo como Consejero Delegado y como miembro de la Comisión Ejecutiva de la sociedad, agradeciéndole los servicios prestados. ---

El Sr. Velo continuará como Vocal-Consejero de Antena 3 de Televisión, S.A. ---------------------

Segundo.- Revocación de las facultades delegadas y poderes otorgados a favor de Don Luis Velo Puig-Durán. ----------------------------------

El Consejo de Administración de la sociedad acordó por unanimidad revocar la totalidad de las facultades delegadas a favor de D. Luis Velo Puig-Durán, elevado a público en escritura otorgada ante el Notario de san Sebastián de los Reyes D. Emiliano Alvarez Buitrago , el 12 de julio de 2001, con el número 2.513 de su protocolo, inscrita el Registro Mercantil de Madrid, tomo 13.837, folio 145, , hoja M- 34473, inscripción

109. --

El Consejo de Administración también decide por unanimidad revocar la totalidad de los poderes otorgados a favor de Don Luis Velo Puig Duran, elevados a público en escritura otorgada ante el Notario de San Sebastián de los Reyes D. Emiliano Alvarez Buitrago, el 19 de enero de 2001, con número 191 de su protocolo, inscrita en el Registro Mercantil de Madrid, tomo 13.837, folio 141, hoja M-34473. ------------------------------

Hago constar expresamente que la compareciente no me requiere para que notifique al apoderado la revocación de las facultades delegadas y poderes, manifestando la misma que dicha revocación ya es conocida por dicho apoderado y que todas las copias autorizadas de las escrituras de apoderamiento revocadas están en poder de la sociedad aquí representada. -----------

Tercero.- Nombramiento como Consejero Delegado y miembro de la Comisión Ejecutiva del

Consejo de Administración de Antena 3 de Televisión, S.A. a la sociedad Telefónica Medios de Comunicación, S.A y en su nombre y representación, D. Ernesto Sáenz de Buruaga. ------

El Consejo de Administración acordó por unanimidad la designación como Consejero Delegado de la sociedad, delegando en su favor la totalidad de las facultades del Consejo con excepción de las indelegables por Ley, a la sociedad TELEFONICA MEDIOS DE COMUNICACIÓN, S.A., sociedad unipersonal, sociedad española, con domicilio en Madrid, Gran Vía , 28, CIF A 81 852618, inscrita en el Registro Mercantil de Madrid, tomo 12.511, folio 183, hoja M 199529, representada por Don Ernesto Sáenz de Buruaga Bustamante, español, mayor de edad, casado, periodista, con domicilio en Avda Isla Graciosa s/n, San Sebastián de los Reyes, Madrid y con DNI 13.290.158-E. -------------

Asimismo el Consejo de Administración acordó designar a la sociedad "Telefónica Medios de Comunicación, S.A.", sociedad unipersonal, y en su nombre y representación D. Ernesto Sáenz de Buruaga Bustamante como miembro de la Comisión

TIMBRE DEL ESTADO

4J0345092

02/2002

0,15 €

EMILIO RECODER DE CASSO · NOTARIO · MADRID · NIHIL PRIUS FIDE

Ejecutiva del Consejo. ----------------------------

El Sr. Sáenz de Buruaga, en su nombre y en nombre de "Telefónica Medios de Comunicación, S.A.", presente en este acto aceptó los cargos para los que ha sido designado y manifestó que ni él, ni la sociedad que representa, están incursos en incompatibilidad legal alguna para el desempeño de este cargo. ------------------------------------

Hago las reservas y advertencias legales en particular la de la obligatoriedad de la inscripción de la presente en el Registro Mercantil. --

Así lo dice y otorga, la señora compareciente, a quien le ha sido leída la presente escritura, por su elección, la encuentra conforme, se ratifica y firma conmigo. ------------------------

Y del contenido del presente instrumento público consignado en cuatro folios de papel timbrado de uso exclusivo para documentos notariales, números el presente firmado y los tres

anteriores en orden correlativo inverso, yo, Notario, DOY FE. ----------------------------------

Sigue la firma de la compareciente.- Signado: Emilio Recoder de Casso.-Rubricados y sellado. ----

<u>Sigue Documentación Unida</u>

PAPEL EXCLUSIVO PARA DOCUMENTOS NOTARIALES

TIMBRE DEL ESTADO

4J0345093

0,15 €

02/2002

EMILIO RECODER DE CASSO · NOTARIO · MADRID

DÑA MÓNICA MARTÍN DE VIDALES, SECRETARIA DEL CONSEJO DE ADMINISTRACIÓN DE "ANTENA 3 DE TELEVISIÓN, S.A." CON DOMICILIO EN SAN SEBASTIÁN DE LOS REYES (MADRID), AVDA. ISLA GRACIOSA, S/N CON CIF- A 78 839271

CERTIFICA que el 30 de abril de 2002 se celebró Consejo de Administración de la Sociedad, en Paseo de la Castellana, 141, con carácter universal dada la asistencia de la totalidad de los Consejeros, esto es: "Grupo Admira Media, S.A" representada por D. Luis Blasco Bosqued, D. Luis Velo Puig – Duran, "Telefónica Media Internacional y de Contenidos, S.A." representada por D. Luis Abril Pérez, D. Enrique Álvarez López, representado por D. Luis Blasco Bosqued, "Gestora de Medios Audiovisuales Fútbol, S.L" representada por D. Juan Kindelán Jaquotot, representado por D. Luis Blasco Bosqued, "Producciones Multitemáticas, S.A" representada por D. Luis Bastida Ibargüen, "Telefónica Medios de Comunicación, S.A." representada por D. Ernesto Sáenz de Buruaga Bustamante, D. Carles Vilarrubí Carrió representado por D. Luis Blasco Bosqued, D. Jorge Calvet Spinach representado por D. Luis Blasco Bosqued, D. Joan David Grima Terré, D. José Luis Díaz Fernández, representado por D. Joan David Grimá Terré, "RTL Group. SA. Representada por D. Didier Bellens, representado por D. Luis Blasco Bosqued.

Actuó como Presidente quien lo es del Consejo de Administración "Grupo Admira Media, S.A." representada por D. Luis Blasco Bosqued.

Asistió también a la reunión Dña. Mónica Martín de Vidales Godino Secretaria del Consejo.

Dada la concurrencia presentes o representados de la totalidad de los Consejeros, se decidió por unanimidad la celebración del Consejo con el carácter de Universal. Tras las oportunas deliberaciones, los Consejeros adoptaron por unanimidad los siguientes acuerdos:

Primero.- Aceptación de la dimisión como Consejero Delegado y miembro de la Comisión Ejecutiva del Consejo de Administración presentada por D. Luis Velo Puig-Durán, manteniendo su carácter de Consejero.

El Consejo de Administración de la sociedad aceptó la dimisión presentada, en este acto, por D. Luis Velo Puig-Durán a su cargo como Consejero Delegado y como miembro de la Comisión Ejecutiva de la sociedad, agradeciéndole los servicios prestados.

El Sr. Velo continuará como Vocal-Consejero de "Antena 3 de Televisión, S.A."

Segundo.- Revocación de las facultades delegadas y poderes otorgados a favor de D. Luis Velo Puig-Durán.

El Consejo de Administración de la sociedad acuerda por unanimidad revocar la totalidad de las facultades delegadas a favor de D. Luis Velo Puig-Durán, elevado a público en escritura otorgada ante el Notario de san Sebastián de los Reyes D. Emiliano Alvarez Buitrago , el 12 de julio de 2001, con el número 2.513 de su protocolo, inscrita el Registro Mercantil de Madrid, tomo 13.837, folio 145, hoja M- 34473, inscripción 109.

El Consejo de Administración también decide por unanimidad revocar la totalidad de los poderes otorgados a favor de D. Luis Velo Puig Duran, elevados a público en escritura

2

otorgada ante el Notario de San Sebastián de los Reyes D. Emiliano Alvarez Buitrago, el 19 de enero de 2001, con núm. 191 de su protocolo, inscrita en el Registro Mercantil de Madrid, tomo 13.837, folio 141, hoja M-34473.

Tercero.- Nombramiento como Consejero Delegado y miembro de la Comisión Ejecutiva del Consejo de Administración de "Antena 3 de Televisión, S.A." a la sociedad "Telefónica Medios de Comunicación, S.A" y en su nombre y representación, D. Ernesto Sáenz de Buruaga.

El Consejo de Administración acordó por unanimidad la designación como Consejero Delegado de la sociedad, delegando en su favor la totalidad de las facultades del Consejo con excepción de las indelegables por Ley, a la sociedad TELEFONICA MEDIOS DE COMUNICACIÓN, S.A., sociedad unipersonal, sociedad española, con domicilio en Madrid, Gran Vía , 28, CIF A 81 852618, inscrita en el Registro Mercantil de Madrid, tomo 12.511, folio 183, hoja M 199529, representada por D. Ernesto Sáenz de Buruaga Bustamante, español, mayor de edad, casado, periodista, con domicilio en Avda Isla Graciosa s/n, San Sebastián de los Reyes, Madrid y con DNI 13.290.158-E.

Asimismo el Consejo de Administración acordó designar a la sociedad "Telefónica Medios de Comunicación, S.A.", sociedad unipersonal, y en su nombre y representación D. Ernesto Sáenz de Buruaga Bustamante como miembro de la Comisión Ejecutiva del Consejo.

El Sr. Sáenz de Buruaga, en su nombre y en nombre de "Telefónica Medios de Comunicación, S.A.", presente en este acto aceptó los cargos para los que ha sido designado y manifestó que ni él, ni la sociedad que representa, están incursos en incompatibilidad legal alguna para el desempeño de este cargo.

Cuarto.- Delegación de facultades para elevación a público

Delegar a favor del Presidente y de la Secretaría del Consejo las facultades necesarias para la elevación a público de los presentes acuerdos hasta su completa inscripción en el Registro Mercantil.

Quinto.- Lectura y aprobación del acta

La Secretaria procede a la redacción y lectura del acta al final de la sesión que es aprobada por unanimidad por todos los Consejeros presentes.

Y para que así conste y surta los efectos oportunos, expide la presente certificación con el Visto Bueno del Presidente "Grupo Admira Media, S.A." representada por D. Luis Blasco Bosqued, en Madrid, a 30 de abril de 2002

Vº Bº

El Presidente **La Secretaria**

APLICACION ARANCEL DISPO. ADICIONAL 3ª LEY 8/89

TIMBRE DEL ESTADO

4J0345094

02/2002

0,15 €

EMILIO RECODER DE CASSO · NOTARIO · MADRID · NIHIL PRIUS FIDE

BASES DE CALCULO: Sin Cuantía
ARANCEL APLICABLE: 2, 4, Nª 8, 7, 5
DERECHOS ARANCELARIOS 117,65 EUROS

ES COPIA LITERAL DE SU MATRIZ, con la que concuerda fielmente y donde queda anotada. La expido a instancias de "ANTENA 3 DE TELEVISIÓN, S.A." en seis folios de papel exclusivo para documentos notariales, números el presente y los cinco anteriores en orden correlativo inverso. En Madrid. El seis de mayo de dos mil dos. DOY FE. --

FE PÚBLICA NOTARIAL
CONSEJO GENERAL DEL NOTARIADO ESPAÑOL
NOTARIADO EUROPA
NIHIL PRIUS FIDE
0033819159

EMILIO RECODER DE CASSO · NOTARIO · MADRID

REGISTRO MERCANTIL DE MADRID

Pº de la Castellana, 44 - 28046 MADRID

DOCUMENTO	2.002
PRESENTADO	17.481,0
DIARIO	1.202
ASIENTO	589

EL REGISTRADOR MERCANTIL que suscribe previo examen y calificación del documento precedente de conformidad con los artículos 18-2 del Código de Comercio y 6 del Reglamento del Registro Mercantil, ha resuelto proceder a su inscripción en el:

TOMO : 13.837 LIBRO : 0 FOLIO : 152
SECCION : 8 HOJA : M-34473
INSCRIPCION : 124

OBSERVACIONES E INCIDENCIAS

Se acompaña documento de aceptacion suscrito el 29 de Abril de 2002 que queda archivado bajo el numero 6058.
Se inscribe en unión de:
01. Escritura otorgada ante el Notario RECODER DE CASSO EMILIO con fecha 29 de Abril de 2002, Número 2002/517 de su protocolo de MADRID

Madrid 30 de MAYO de 2002

EL REGISTRADOR,

Aplicada la Reducción de los R.D.L. 6/1999 y 6/2000
BASE: SIN CUANTIA
HNOS. S/M: CIENTO NOVENTA Y DOS CON TREINTA Y DOS CENTIMOS 192,32

REGISTRO MERCANTIL DE MADRID
ADOLFO GARCIA FERREIRO

03 SEP 30 AM 7:21

Meeting of the Board of Directors held on 30th May 2002.
Appointment of RTL GROUP COMMUNICATION, S.L.U. as member of the Executive Committee, represented by Mr. Nicolas Abel Bellet de Tabernost.
Deed dated 10th June 2002, granted before the Notary Public of Madrid, Mr. Emilio Recoder de Casso, under number 696 of his official records.

03 SEP 30 AM 7:21

Meeting of the Board of Directors held on 24th June 2002
Acceptance of the resignation of TELEFONICA MEDIOS DE COMUNICACION, S.A.U. and GRUPO ADMIRA MEDIA, S.A.U. as members of the Executive Committee.
Appointment of Mr. Luis Blasco Bosqued and Mr. Ernesto Saenz de Buruaga Bustamante as members of the Executive Committee.
Deed dated 24 de julio de 2002 granted before the Notary Public of Madrid, Mr. Emilio Recoder de Casso. Numero 960 of his official records.

<u>Meeting of the Board of Directors held on 24th October 2002.</u>
TELEFONICA MEDIA INTERNACIONAL Y DE CONTENIDOS, S.A. por PRODUCCIONES MULTITEMATICAS. S.A. as member of the Executive Committee. Deed dated 2 de diciembre de 2002 granted before the Notary Public of Madrid, Mr. Emilio Recoder de Casso under number 1.568 of his official records.

PAPEL EXCLUSIVO PARA DOCUMENTOS NOTARIALES

TIMBRE DEL ESTADO

09/2002

0,15 €

4P6525528

03 SEP 30 7:21

EMILIO RECODER DE CASSO · NOTARIO · MADRID · NIHIL PRIUS FIDE · PROTOCOLO

NUMERO: MIL QUINIENTOS SESENTA Y OCHO. --------

ELEVACION A PUBLICO DE ACUERDO DE CESE Y NOMBRAMIENTO DE MIEMBRO DE LA COMISION EJECUTIVA. -

EN MADRID, a dos de diciembre de dos mil dos.

Ante mí, EMILIO RECODER DE CASSO, Notario del Ilustre Colegio de Madrid, con residencia en esta capital. --

----------------------COMPARECE: ----------------

DOÑA MONICA MARTÍN DE VIDALES GODINO, mayor de edad, casada, vecina de Madrid, Paseo de la Castellana, número 141; con D.N.I. número 50.820.772-H. -------------------------------------

---------------------INTERVIENE: ----------------

En nombre y representación de "**ANTENA 3 DE TELEVISIÓN, S.A.**", con C.I.F. número A-78839271, domiciliada en San Sebastián de los Reyes, Avenida Isla Graciosa, sin número, constituida por tiempo indefinido en escritura otorgada ante el Notario de Madrid, Don José Machado Carpenter, el 7 de

Junio de 1.988, y adaptados sus estatutos a la vigente legislación mercantil, mediante otra escritura autorizada por el mismo Notario, Sr. Machado Carpenter, el 5 de Julio de 1.991, número 2.108 de protocolo; inscrita en el Registro Mercantil de Madrid, al tomo 1924, folio 108, hoja, número M-34473. ----------------------------

Actúa en su calidad de Secretaria no Consejera del Consejo de Administración, cargo para el que fue nombrada por acuerdos del Consejo de Administración de la sociedad en su reunión de 20 de Marzo de 2.002, que fueron elevados a público mediante escritura otorgada el 5 de Abril de 2.002, ante el Notario de San Sebastián de los Reyes, Don Emiliano Alvarez Buitrago, bajo el número 1.263 de protocolo, que causó la inscripción 122ª de la hoja de la Sociedad en el Registro Mercantil, y a efectos de elevar a público los acuerdos adoptados por el Consejo de Administración en su reunión de fecha 30 de Mayo de 2.002, según certificación expedida por la Secretaria del Consejo de Administración, Doña Mónica Martín de Vidales Godino, aquí

compareciente, con el Visto Bueno del Presidente, Don Luis Blasco Bosqued, cuyas firmas advero y legitimo, esta extendida en un folio de papel común, que yo, Notario, uno a esta matriz, protocolizándola con ella. -----------------------

La identifico por su documento de Identidad expresado y, juzgo, conforme interviene, con la capacidad legal necesaria para este acto, a cuyo efecto, --

-----------------------OTORGA: ------------------

Que en la representación que ostenta de la entidad " **ANTENA 3 DE TELEVISIÓN, S.A.** " eleva a públicos los acuerdos sociales adoptados por el Consejo de Administración en su reunión de fecha 24 de Octubre de 2.002, contenidos en la certificación unida a esta matriz, que son los siguientes: ------------------------------------

" Cesar como miembro de la Comisión Ejecutiva a "Telefónica Media Internacional y de Contenidos, S.A. y nombrar en su sustitución a "Producciones

Multitemáticas, S.A." representada por D. Luis Bastida Ibargüen, constando los datos de ambos, Sociedad y representante físico, en el Registro Mercantil en las inscripciones 97 y 111 de las de "Antena 3 de Televisión, S.A." respectivamente. ---

Don Luis Bastida Ibargüen aceptó en su nombre y en el de la sociedad que representa su cargo como miembro de la Comisión Ejecutiva de "Antena 3 de Televisión, S.A." manifestando no estar incursos en incompatibilidades legales de ningún tipo.". --

Hago las reservas y advertencias legales en particular la de la obligatoriedad de la inscripción de la presente en el Registro Mercantil. --

Así lo dice y otorga, la señora compareciente, a quien le ha sido leída la presente escritura, por su elección, la encuentra conforme, se ratifica y firma conmigo. -------------------------

Y del contenido del presente instrumento público consignado en dos folios de papel timbrado de uso exclusivo para documentos notariales, números el presente firmado y el anterior en orden

TIMBRE DEL ESTADO

0,15 €

4P6525530

09/2002

EMILIO RECODER DE CASSO · NOTARIO · MADRID · NIHIL PRIUS FIDE

correlativo inverso, yo, Notario, DOY FE. ---------
Sigue la firma del compareciente.- Signado: EMILIO RECODER DE CASSO. -Rubricados y sellado. ---

Sigue Documentación Unida

--

DÑA MÓNICA MARTÍN DE VIDALES GODINO, SECRETARIA DEL CONSEJO DE ADMINISTRACIÓN DE "ANTENA 3 DE TELEVISIÓN, S.A." CON DOMICILIO EN SAN SEBASTIÁN DE LOS REYES (MADRID), AVDA. ISLA GRACIOSA, S/N CON CIF- A 78 839271

CERTIFICA Que en el Consejo de Administración de la Sociedad celebrado el 24 de octubre de 2002, en el domicilio social, con la asistencia de todos los Consejeros, esto es: D. Luis Blasco Bosqued, D. Ernesto Sáenz de Buruaga Bustamante, "Grupo Admira Media, S.A" representada por D. Emilio Gilolmo López, "Telefónica Media Internacional y de Contenidos, S.A." representada por D. Pedro Ramón y Cajal Agüeras, "Gestora de Medios Audiovisuales Fútbol, S.L" representada por D. Eduardo Sanfrutos Gambín , "Producciones Multitemáticas, S.A" representada por D. Luis Bastida Ibargüen, "Telefónica Medios de Comunicación, S.A." representada por D. Eduardo Alonso Conesa, D. Daniel García Pita Pemán, D. Jorge Calvet Spinach, D. José Luis Díaz Fernández, D. Joan David Grima Terré, "RTL Group, S.A." representada por D. Didier Bellens, "RTL, Group Communications, S.L" representada por D. Nicolás Abel Bellet de Tavernost, se adoptaron por unanimidad entre otros los siguientes acuerdos:

- Cesar como miembro de la Comisión Ejecutiva a "Telefónica Media Internacional y de Contenidos, S.A. y nombrar en su sustitución a "Producciones Multitemáticas, S.A." representada por D. Luis Bastida Ibargüen, constando los datos de ambos, Sociedad y representante físico, en el Registro Mercantil en las inscripciones 97 y 111 de las de "Antena 3 de Televisión, S.A." respectivamente.

- D. Luis Bastida Ibargüen aceptó en su nombre y en el de la sociedad que representa su cargo como miembro de la Comisión Ejecutiva de "Antena 3 de Televisión, S.A." manifestando no estar incursos en incompatibilidades legales de ningún tipo.

CERTIFICA asimismo que en el Consejo de Administración de la Sociedad celebrado el 21 de Noviembre de 2002, en el domicilio social, con la asistencia de todos los Consejeros, esto es: D. Luis Blasco Bosqued, D. Ernesto Sáenz de Buruaga Bustamante, "Grupo Admira Media, S.A" representada por D. Emilio Gilolmo López, "Telefónica Media Internacional y de Contenidos, S.A." representada por D. Pedro Ramón y Cajal Agüeras, "Gestora de Medios Audiovisuales Fútbol, S.L" representada por D. Eduardo Sanfrutos Gambín , "Producciones Multitemáticas, S.A" representada por D. Luis Bastida Ibargüen, "Telefónica Medios de Comunicación, S.A." representada por D. Eduardo Alonso Conesa, D. Daniel García Pita Pemán, D. Jorge Calvet Spinach, D. José Luis Díaz Fernández, D. Joan David Grima Terré, "RTL Group, S.A." representada por D. Didier Bellens, "RTL, Group Communications, S.L" representada por D. Nicolás Abel Bellet de Tavernost, se aprobó por unanimidad el acta del Consejo anterior de 24 de octubre de 2002.

Y para que así conste y surta los efectos oportunos expide la presente certificación, con el visto bueno del Presidente D. Luis Blasco Bosqued, en Madrid, a 26 de noviembre de 2002.

El Presidente

El Secretario

APLICACION ARANCEL DISPO. ADICIONAL 3ª LEY 8/89

BASES DE CALCULO: Sin Cuantía

ARANCEL APLICABLE: 1, 4, Nª 8, 6, 5

DERECHOS ARANCELARIOS - 94,85 EUROS

TIMBRE DEL ESTADO

4P6525531

09/2002

EMILIO RECODER DE CASSO · NOTARIO · MADRID

0,15 €

ES COPIA LITERAL de su matriz con la que concuerda fielmente y donde queda anotada. La expido a instancias de la compareciente, según interviene en cuatro folios de papel exclusivo para documentos notariales, números el presente y los tres anteriores en orden correlativo inverso. En Madrid. El dos de diciembre de dos mil dos. DOY FE. ---------------------------------------

FE PÚBLICA NOTARIAL

CONSEJO GENERAL DEL NOTARIADO ESPAÑOL · NOTARIADO EUROPA · NIHIL PRIUS FIDE

REGISTRO MERCANTIL DE MADRID

Pº de la Castellana, 44 - 28046 MADRID

EL REGISTRADOR MERCANTIL que suscribe previo examen y calificación del documento precedente de conformidad con los artículos 18-2 del [illegible] de Comercio y 6 del Reglamento del Registro Mercantil, [illegible] a su inscripción en el:

DOCUMENTO PRESENTADO	2.002 109.396,0
DIARIO	1.267
ASIENTO	859

N.I.F. E-81458556

TOMO: 15.855 LIBRO: [illegible] FOLIO: 177

SECCION: 8 HOJA: M-[illegible]

INSCRIPCION: [illegible]

Madrid, 19 de DICIEMBRE de 2.002

EL REGISTRADOR

Aplicada la Reducción de los R.D.L. 6/1999 y 6/2000

BASE: SIN CUANTIA

HNOS S/M: SESENTA Y DOS CON TREINTA Y SEIS CENTIMOS

********62,36

Meeting of the Board of Directors held on 16th June 2003
Resignation of Mr. Ernesto Saenz de Buruaga Bustamante and PRODUCCIONES MULTITEMATICAS, S.A. as members of the Executive Committee.
Appointment of Mr. Jose Manuel Lara Bosch and Mr. Maurizio Carlotti as members of the Executive Committee.
Deed dated 23rd June 2003 granted before the Notary Public of San Sebastian de los Reyes, Mr. Emiliano Alvarez Buitrago under number 2.184 of his official records.

03 SEP 30 AM 7:21

Meeting of the Board of Directors held on 30th June 2003:
Acceptance of the resignation of Mr. Luis Blasco Bosqued as member of the Executive Committee.
Appointment of Mr. Marco Drago as member of the Executive Committee. Constitution of the Audit and Control Committee and appointment of its members: RTL Group, S.A. (Chairman), Telefonica Media Internacional y de Contenidos, S.A. (Deputy Chairman), Mr. Joan David Grima Terre, Mr. Ramon Mas Sumalla, Gestora de Medios Audiovisuales Futbol, S.L, and Ms. Carmen Rodriguez Martin (Secretary).
Constitution of the Appointments and Wages Committee and appointment of its members: Mr. Joan David Grima Terre (Chairman), RTL, Group Communications, S.L (Deputy Chairman), Mr. Luis Blasco Bosqued, Mr. Jose Creuheras Margenat, Telefonica Medios de Comunicacion, S.A. and Ms. Carmen Rodriguez Martin (Secretary).
Deed dated 8th August 2003 granted before the Notary Public of Madrid, Ms. Isabel Estape Tous under number 919 of her official records.

ISABEL ESTAPE TOUS
NOTARIO
C/ PRINCIPE DE VERGARA, 103 1º Izda.
Teléf 915628605-Fax 915628606
MADRID

«ESCRITURA DE ELEVACION A PUBLICO DE ACUERDOS SOCIALES»

NÚMERO NOVECIENTOS DIECINUEVE.-----------------

En MADRID, mi residencia, a seis de Agosto de dos mil tres. ------------------------------------

Ante mí, **ISABEL ESTAPE TOUS**, Notario de esta Capital y del Ilustre Colegio de Madrid. ----------

==== C O M P A R E C E ====

DOÑA CARMEN RODRÍGUEZ MARTÍN, mayor de edad, casada, vecina de San Sebastián de los Reyes, con domicilio en Avenida Isla Graciosa, s/n.; con D.N.I. y N.I.F. número 3.419.914-K. ---------------

==== I N T E R V I E N E ====

En nombre y representación, como vicesecretario de la Sociedad **"ANTENA 3 DE TELEVISION, S.A."**, de nacionalidad española, con domicilio en San Sebastian de los Reyes, Avenida Isla Graciosa, S/N; constituida por tiempo indefinido en escritura autorizada el día 7 de junio de 1988, ante el Notario de Madrid Don José Machado Carpenter; adaptados sus

Estatutos a la vigente legislación mercantil en otra escritura autorizada por el mismo Notario el día cinco de julio de 1991, con el número 2.108 de orden. INSCRITA en el Registro Mercantil de Madrid, en el tomo 1924, folio 108, hoja número: M-34473, inscripción 1ª. Su C.I.F. número: A78839271. ------

El nombramiento y sus facultades para este acto resultan de su cargo de Vicesecretario no Consejero del Consejo de Administración de la Sociedad, cargo que asegura ejerce en la actualidad y para el que fue nombrada por acuerdo del Consejo de fecha 19 de diciembre de 2002, formalizado en la escritura otorgada el día 4 de febrero de 2003, ante el Notario de San Sebastián de los Reyes Don Emiliano Alvarez Buitrago, con el número 360 de orden, que causó la inscripción 139 de la hoja registral de la Sociedad en el Registro Mercantil. ----------------

Me asegura la vigencia de su cargo, facultades representativas y la persistencia de la capacidad jurídica de la entidad que representa. ------------

Tiene, a mi juicio, en el concepto en que interviene, capacidad legal para otorgar la presente ESCRITURA DE ELEVACION A PUBLICO DE ACUERDOS SOCIALES, y al efecto: ------------------------------

=== E X P O N E ====

I.- Que el Consejo de Administración de la Sociedad **"ANTENA 3 DE TELEVISION, S.A."**, en su sesión celebrada el día **30 de junio de 2003**, adoptó los acuerdos contenidos en una certificación expedida por la propia compareciente como Vice-Secretario del Consejo de Administración, con el visto bueno de su Presidente Don José Manuel Lara Bosch, cuyas firmas reputo legítimas. -------------------------

La referida certificación, que me entrega la compareciente, se incorpora a la presente escritura matriz. ---

II.- Según resulta de la citada certificación, el Consejo de Administración de la Sociedad **"ANTENA 3 DE TELEVISION, S.A."**, en su sesión celebrada el día **30 de junio de 2003**, adoptó por unanimidad los siguientes acuerdos: -----------------------------

PRIMERO.- Aceptar la dimisión de Don Luis Blanco Bosqued como miembro de la Comisión Ejecutiva del Consejo de Administración. ------------------

Dicha dimisión, según manifiesta la compareciente, fue presentada en la propia sesión del Consejo de 30 de junio de 2003. ---------------------

SEGUNDO.- Designar al Consejero Don Marco Drago miembro de la Comisión Ejecutiva del Consejo de Administración. ------------------------------------

Dicho señor tiene aceptado el cargo, según resulta de la certificación unida a la presente. ----

TERCERO.- Dejar establecido el número de miembros y la composición de la Comisión ejecutiva en la forma que se dice en el apartado "TRES" de la certificación unida a la presente. ---------------

CUARTO.- Constituir la Comisión de Auditoría y Control, con los miembros y composición que se dice en el apartado "CUATRO" de la certificación unida a la presente, quienes aceptaron sus cargos, según resulta de la misma certificación. ---------------

CINCO.- Constituir la Comisión de Nombramientos y Retribuciones, con los miembros y composición que se dice en el apartado "CINCO" de la certificación unida a la presente, quienes aceptaron sus cargos, según resulta de la misma certificación. ----------

III.- Y en virtud de cuanto antecede, el compareciente, según interviene, otorga las siguientes.

NIHIL PRIUS FIDE
PROTOCOLO
COLEGIOS NOTARIALES DE ESPAÑA

ISABEL ESTAPE TOUS
NIHIL PRIUS FIDE
- NOTARIO DE MADRID -

========DISPOSICIONES:=========

Quedan formalizados los acuerdos a que se refiere la presente escritura, en los términos que de la misma se deducen. ------------------------------

OTORGAMIENTO Y AUTORIZACIÓN.-------------------

Así lo dice y otorga después de hechas por mí las reservas y advertencias legales, en especial la relativa a la necesidad de la inscripción de esta escritura en el Registro Mercantil. ---------------

Informo a la compareciente del derecho que le asiste, de acuerdo con lo establecido por el artículo ciento noventa y tres del reglamento notarial a leer por sí el presente instrumento público, y una vez enterados de ello renuncia a ejercer este derecho. --

En su consecuencia, yo, el notario, le leo el contenido integro de este instrumento público. Manifiesta expresamente su consentimiento y, en prueba de su conformidad lo firma conmigo, que de haberle indentificado a través de los documentos

reseñados en la comparecencia, y en todo cuanto sea pertinenente, de todo lo demás contenido en el presente documento público extendido en tres folios de papel timbrado de uso exclusivamente notarial, el presente, y los dos anteriores correlativos en orden, de la misma serie, yo el Notario, Doy fe. ---

Es copia simple

(con valor meramente informativo)

ISABEL ESTAPE TOUS · NOTARIO DE MADRID · NIHIL PRIUS FIDE

Carmen Rodríguez Martín, Vicesecretario no Consejero del Consejo de Administración de Antena 3 de Televisión, S.A., domiciliada en San Sebastián de los Reyes (Madrid), Avda. Isla Graciosa s/n, y con CIF nº A-78 839271,

CERTIFICO

PRIMERO.- Que, el día 30 de junio de 2003, se reunió el Consejo de Administración de ANTENA 3 DE TELEVISIÓN, S.A., que había sido convocado por el Vicesecretario, doña Carmen Rodríguez Martín, siguiendo instrucciones del Presidente, don José Manuel Lara Bosqued, de conformidad con lo establecido en los Estatutos sociales.

SEGUNDO.- Que la sesión del Consejo tuvo lugar en el domicilio social, Avda. Isla Graciosa s/n, San Sebastián de los Reyes (Madrid), y se encontraban presentes los siguientes Consejeros de la Sociedad:

Presidente:	D. José Manuel Lara Bosch
Consejero Delegado:	D. Maurizio Carlotti
Consejeros:	D. Luis Blasco Bosqued
	D. José Creuheras Margenat
	D. José Luis Díaz Fernández
	D. Marco Drago
	D. Joan David Grimà Terré
	D. Ramón Mas Sumalla
	Gestora de Medios Audiovisuales Fútbol, S.L, representada por D. Eduardo Sanfrutos Gambín
	Telefónica Media Internacional de Contenidos, S.A., representada por D. Pedro Ramón y Cajal Agüeras
	Telefónica Medios de Comunicación, S.A., representada por D. Pedro Antonio Martín Marín
	RTL Group, S.A., representada por D. Thomas Rabe
	RTL, Group Communications, S.L., representada por D. Nicolás Abel Bellet de Tavernost
Secretario:	Dña. Carmen Rodríguez Martín

Asistieron, asimismo, dos traductoras simultáneas para facilitar el seguimiento de la reunión por los Sres. de Tavernost y Rabe.

TERCERO.- Que en la reunión actuó como Presidente el titular del cargo, D. José Manuel Lara Bosch, y de Secretario el Vicesecretario del Consejo, doña Carmen Rodríguez Martín.

CUARTO.- Que el orden del día de la reunión, que figuraba en su convocatoria, fue el que a continuación se transcribe:

ORDEN DEL DÍA

1.- Constitución de las Comisiones del Consejo de Administración. Designación de sus miembros y otros cargos del Consejo.

2.- Presentación del organigrama.

3.- Informe del Consejero Delegado:
- Informe de gestión a 31 de mayo de 2003.
- Análisis y previsiones.

- Programación de la temporada de verano.

4.- Designación del órgano de administración de Uniprex, S.A.U.
5.- Ruegos y preguntas.
6.- Lectura y aprobación, en su caso, del acta de la sesión.

QUINTO.- Que, en esta sesión del Consejo de Administración, se adoptaron, por unanimidad, los siguientes acuerdos, que se transcriben del acta de la reunión:

UNO.- Aceptar la dimisión de D. Luis Blasco Bosqued como miembro de la Comisión Ejecutiva, agradeciéndole los servicios prestados a la Compañía.

DOS.- Designar al Consejero D. Marco Drago miembro de la Comisión Ejecutiva del Consejo de Administración.
El Sr. Drago, presente en la reunión, acepta el cargo y manifiesta no estar incurso en incompatibilidad legal alguna para su desempeño.

TRES.- Dejar establecido el número de miembros y la composición de la Comisión Ejecutiva como sigue:

Presidente:	*D. José Manuel Lara Bosch*
Consejero Delegado:	*D. Maurizio Carlotti*
Consejeros:	*D. Marco Drago*
	D. Joan David Grimà Terré
	RTL, Group Communications, S.L., representada por D. Nicolás Abel Bellet de Tavernost
Vicesecretario no consejero:	*Dña. Carmen Rodríguez Martín*

CUATRO.- Constituir la Comisión de Auditoría y Control, con la siguiente designación de miembros y cargos:

Presidente:	*RTL Group, S.A., representada por D. Thomas Rabe*
Vicepresidente:	*Telefónica Media Internacional de Contenidos, S.A., representada por D. Pedro Ramón y Cajal Agüeras*
Consejeros:	*D. Joan David Grimà Terré*
	D. Ramón Mas Sumalla
	Gestora de Medios Audiovisuales Fútbol, S.L, representada por D. Eduardo Sanfrutos Gambín
Secretario no consejero:	*Dña. Carmen Rodríguez Martín*

Los designados, presentes en la reunión, aceptan el cargo y manifiestan no estar incursos en incompatibilidad legal alguna para su desempeño.

CINCO.- Constituir la Comisión de Nombramientos y Retribuciones, con la siguiente designación de miembros y cargos:

Presidente:	*D. Joan David Grimà Terré*
Vicepresidente:	*RTL, Group Communications, S.L., representada por D. Nicolás Abel Bellet de Tavernost*

Consejeros:	*D. Luis Blasco Bosqued*
	D. José Creuheras Margenat
	Telefónica Medios de Comunicación, S.A.
	representada por D. Pedro Antonio Martín Marín
Secretario no consejero:	*Dña. Carmen Rodríguez Martín*

Los designados, presentes en la reunión, aceptan el cargo y manifiestan no estar incursos en incompatibilidad legal alguna para su desempeño.

A efectos de inscripción se señala que los datos de todos los designados obran en el Registro Mercantil por ostentar con carácter previo la condición de miembros del Consejo de Administración.

SEXTO.- Que el acta de la sesión fue aprobada, por unanimidad, en la propia sesión del Consejo de Administración, celebrada el 30 de junio de 2003, y fue firmada por el Presidente y por el Secretario.

Y, para que así conste, expido y firmo la presente certificación en San Sebastián de los Reyes, Madrid, a tres de julio de dos mil tres, con el Vº Bº del Presidente.

Vº Bº
EL PRESIDENTE

EL VICESECRETARIO

03 SEP 30 AM 7:21

Meeting of the Board of Directors held on 8th February 2002

Delegation of powers in the Chairman of the Board of Directors: GRUPO ADMIRA MEDIA, S.A.U.

Deed dated 11th March 2002, granted before the Notary Public of San Sebastian de los Reyes, Mr. Emiliano Alvarez Buitrago under number 944 of his official records.

Meeting of the Board of Directors held on 30th April 2002
Revocation of the powers granted in favour of Mr. Luis Velo Puig- Duran. Delegation of powers to the Chief Executive Officer: TELEFONICA MEDIOS DE COMUNICACION, S.A.U.
Deed dated 30th April 2002, granted before the Notary Public of Madrid, Mr. Emilio Recoder de Casso, under number 536 of his official records.

03 SEP 30 7:21

Meeting of the Board of Directors held on 30th April 2002
The broadest powers are granted to Mr. Ernesto Saenz de Buruaga Bustamante.
Deed dated 30th April 2002, granted before the Notary Public of Madrid, Mr. Emilio Recoder de Casso, under number 535 of his official records.

TIMBRE DEL ESTADO

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EMILIO RECODER DE CASSO · NOTARIO · MADRID · NIHIL PRIUS FIDE · PROTOCOLO

03 SEP ... 7:21

NUMERO: QUINIENTOS TREINTA Y CINCO. -----------

ELEVACION A PUBLICO DE ACUERDO DE APODERAMIENTO. ---------------------------------------

EN MADRID, a treinta de abril de dos mil dos.

Ante mí, EMILIO RECODER DE CASSO, Notario del Ilustre Colegio de Madrid, con residencia en esta capital. --

----------------------COMPARECE: ----------------

DOÑA MONICA MARTÍN DE VIDALES GODINO, mayor de edad, casada, vecina de Madrid, Paseo de la Castellana, número 141; con D.N.I. número 50.820.772-H. -- 78

---------------------INTERVIENE: -----------------

En nombre y representación de **"ANTENA 3 DE TELEVISIÓN, S.A."**, con C.I.F. número A-78839271, domiciliada en San Sebastián de los Reyes, Avenida Isla Graciosa, sin número, constituida por tiempo indefinido en escritura otorgada ante el Notario de Madrid, Don José Machado Carpenter, el 7 de Junio de 1.988, y adaptados sus estatutos a la

vigente legislación mercantil, mediante otra escritura autorizada por el mismo Notario, Sr. Machado Carpenter, el 5 de Julio de 1.991, número 2.108 de protocolo; inscrita en el Registro Mercantil de Madrid, al tomo 1924, folio 108, hoja, número M-34473. ------------------------------

Actúa en su calidad de Secretaria no Consejera del Consejo de Administración, cargo para el que fue nombrada por acuerdos del Consejo de Administración de la sociedad en su reunión de 20 de Marzo de 2.002, que fueron elevados a público mediante escritura otorgada el 5 de Abril de 2.002, ante el Notario de San Sebastián de los Reyes, Don Emiliano Alvarez Buitrago, bajo el número 1.263 de protocolo, pendiente de inscripción, de lo que yo, el Notario hago la oportuna advertencia; y expresamente autorizada por el Consejo de Administración para este otorgamiento en virtud de acuerdo adoptado en fecha de hoy, según certificación expedida por la Secretaria del Consejo de Administración, Doña Mónica Martín de Vidales Godino, aquí compareciente, con el Visto Bueno del Presidente, la Sociedad "GRUPO ADMIRA MEDIA, S.A.",

representada por Don Luis Blasco Bosqued, cuyas firmas advero y legitimo, esta extendida en siete folios de papel común, que yo, Notario, uno a esta matriz, protocolizándola con ella. ----------------

La identifico por su documento de Identidad expresado y, juzgo, conforme interviene, con la capacidad legal necesaria para este acto, a cuyo efecto, --

------------------------OTORGA: -------------------

Que en la representación que ostenta de la entidad " **ANTENA 3 DE TELEVISIÓN, S.A.** " eleva a públicos los acuerdos sociales adoptados por el Consejo de Administración en su reunión en fecha de hoy, contenidos en la certificación unida a esta matriz, que son los siguientes: --------------

- Otorgar a DON Ernesto Sáenz de Buruaga Bustamente, español, mayor de edad, casado, con domicilio, a esos efectos, en San Sebastián de los Reyes (Madrid), Avda. Isla Graciosa sin número, y con D.N.I. número 13.290.158-E, las facultades que aparecen en la certificación que por la presente se eleva a público, que se dán aquí por

reproducidas para evitar inútiles repeticiones. ---

Hago las reservas y advertencias legales en particular la de la obligatoriedad de la inscripción de la presente en el Registro Mercantil. --

Así lo dice y otorga, la señora compareciente, a quien le ha sido leída la presente escritura, por su elección, la encuentra conforme, se ratifica y firma conmigo. ------------------------

Y del contenido del presente instrumento público consignado en dos folios de papel timbrado de uso exclusivo para documentos notariales, números el presente firmado y los tres anteriores en orden correlativo inverso, yo, Notario, DOY FE.

Sigue la firma de la compareciente.- Signado: Emilio Recoder de Casso .-Rubricados y sellado. ---

<u>Sigue Documentación Unida</u>

TIMBRE DEL ESTADO

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EMILIO RECODER DE CASSO NOTARIO MADRID
NIHIL PRIUS FIDE
PROTOCOLO

DÑA MÓNICA MARTÍN DE VIDALES, SECRETARIA DEL CONSEJO DE ADMINISTRACIÓN DE "ANTENA 3 DE TELEVISIÓN, S.A." CON DOMICILIO EN SAN SEBASTIÁN DE LOS REYES (MADRID), AVDA. ISLA GRACIOSA, S/N CON CIF- A 78 839271

CERTIFICA que el 30 de abril de 2002 se celebró Consejo de Administración de la Sociedad, en Paseo de la Castellana, 141, con carácter universal dada la asistencia de la totalidad de los Consejeros, esto es: "Grupo Admira Media, S.A" representada por D. Luis Blasco Bosqued, D. Luis Velo Puig – Duran, "Telefónica Media Internacional y de Contenidos, S.A." representada por D. Luis Abril Pérez, D. Enrique Álvarez López, representado por D. Luis Blasco Bosqued,"Gestora de Medios Audiovisuales Fútbol, S.L" representada por D. Juan Kindelán Jaquotot, representado por D. Luis Blasco Bosqued, "Producciones Multitemáticas, S.A" representada por D. Luis Bastida Ibargüen, "Telefónica Medios de Comunicación, S.A."representada por D. Ernesto Sáenz de Buruaga Bustamante, D. Carles Vilarrubí Carrió representado por D. Luis Blasco Bosqued,D. Jorge Calvet Spinach representado por D. Luis Blasco Bosqued, D. Joan David Grima Terré,D. José Luis Díaz Fernández, representado por D. Joan David Grimá Terré,"RTL Group. SA. Representada por D. Didier Bellens, representado por D. Luis Blasco Bosqued.

Actuó como Presidente quien lo es del Consejo de Administración "Grupo Admira Media, S.A." representada por D. Luis Blasco Bosqued.

Asistió también a la reunión Dña. Mónica Martín de Vidales Godino Secretaria del Consejo.

Dada la concurrencia presentes o representados de la totalidad de los Consejeros, se decidió por unanimidad la celebración del Consejo con el carácter de Universal. Tras las oportunas deliberaciones, los Consejeros adoptaron por unanimidad los siguientes acuerdos:

Primero.- Otorgamiento de poderes generales a D. Ernesto Sáenz de Buruaga

Otorgar a D. Ernesto Sáenz de Buruaga Bustamante, español, mayor de edad, casado, con domicilio, a esos efectos, en San Sebastián de los Reyes (Madrid), Avda. Isla Graciosa s/n, y con DNI nº:13.290.158-E, las siguientes facultades:

1. OPERACIONES DE CRÉDITO

   1.1. Estipular y formalizar operaciones pasivas de crédito o préstamos con Bancos Oficiales y Privados, comerciales o industriales, o con cualesquiera otras entidades financieras, pudiendo disponer libremente de lo obtenido en dichas operaciones.
   1.2. Conceder, denegar, prorrogar, refinanciar, modificar, novar, resolver y rescindir operaciones activas de crédito o préstamo a favor de terceros, exigiendo, aceptando, modificando y cancelando garantías de toda clase, reales o personales, en seguridad de tales operaciones.
   1.3. Afianzar y avalar, subsidiaria y solidariamente, con renuncia a los beneficios de orden o excusión y división, obligaciones a cargo de

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terceros, exigiendo, aceptando modificando y cancelando contragarantías de toda clase, reales o personales.

2. CUENTAS CORRIENTES Y DEPÓSITOS

2.1. Abrir y cerrar cuentas corrientes a favor de la Sociedad en toda clase de establecimientos bancarios y Cajas de Ahorro, incluyendo el Banco de España.
2.2. Disponer de los saldos de las cuentas corrientes abiertas a nombre de la Sociedad en toda clase de establecimientos bancarios, Cajas de Ahorro, incluyendo el Banco de España, mediante cheques, órdenes de entrega o de transferencia o de cualquier otro modo.
2.3. Conformar los saldos de las cuentas abiertas por la Sociedad en toda clase de establecimientos bancarios y Cajas de Ahorro, incluyendo el Banco de España.
2.4. Constituir, renovar y retirar depósitos en metálico y títulos valores de cualquier clase, en la Caja General de Depósitos, o en cualquier otro establecimiento destinado al efecto.
2.5. Alquilar cajas de seguridad en cualquier establecimiento bancario, incluyendo el Banco de España, depositando en ellas bienes, valores y documentos que, asimismo, podrá retirar.
2.6. Efectuar permutas de moneda y de tipos de interés y permutas financieras en cualquier tipo de divisa (Currency Swaps, IRS, etc.).
2.7. Obtener, enajenar o ejecutar opciones sobre tipos de interés (CAP, COLLAR, FLOOR, etc.).
2.8. Obtener, enajenar o ejecutar opciones sobre divisas (CALL, PUT, CILINDRO, etc.).

3. OPERACIONES DE TRÁFICO MERCANTIL

Emitir, librar, renovar, aceptar, avalar, descontar, ceder, endosar y protestar letras de cambio, libranzas, pagarés, facturas, warrants, créditos documentales revocables o irrevocables y demás documentos de crédito, efectos de comercio y, en general, cualesquiera otros títulos valores o documentos propios del giro o tráfico mercantil.

4. GASTOS, PAGOS Y COBROS

4.1. Autorizar gastos por razón de las operaciones, actos y contratos realizados o estipulados por la Sociedad, así como ordenar los pagos relativos a tales gastos.
4.2. Pagar deudas, intereses y cualquier otra obligación a cargo de la Sociedad, exigiendo el oportuno recibo, carta de pago o documento liberatorio y, en su caso, la cancelación de las garantías constituidas en aseguramiento de la obligación satisfecha.
4.3. Cobrar créditos, intereses, y demás obligaciones de pago, que sean adeudadas a la Sociedad por cualquier título o causa, recibiendo dinero en efectivo, o cheques bancarios o contra un Banco o Entidad de Crédito, nominativos o al portador, librados por personas físicas o jurídicas, incluso el Tesoro Público, Banco de España y sus Sucursales, el Instituto de Crédito Oficial y cualquier Organismo de la Administración del

Estado, Comunidades Autónomas, Administraciones Locales, Organismos Autónomos, Corporaciones y Entidades de Derecho Público, así como Juzgados, Tribunales de cualquier jurisdicción, nacionales o extranjeros, firmando el oportuno recibo con la reserva de buen fin, cuando proceda.

4.4. Practicar y suscribir liquidaciones de toda clase de operaciones y de cualquier otra relación jurídica, que entrañen obligaciones de pago a cargo o a favor de la Sociedad.

4.5. Firmar documentos notariales o no de reconocimiento de deuda derivada de cualquier relación jurídica.

5. CONVENIOS DE COLABORACIÓN

Autorizar y formalizar convenios de colaboración con toda clase de organismos, entidades, empresas nacionales o extranjeras, en relación con las actividades de la Sociedad.

6. PARTICIPACIÓN EN OTRAS COMPAÑÍAS O EMPRESAS

Autorizar la participación de la Sociedad en otras Compañías mercantiles o Empresas, determinando la cuantía y condiciones de tal participación, su ulterior ampliación o reducción y cesión, así como separarse de las compañías o empresas participadas, todo ello de acuerdo con las disposiciones vigentes, así como ejercer cuantos derechos surjan a favor de la Sociedad en su condición de socio.

7. ACTOS Y CONTRATOS DE ADQUISICIÓN, ENAJENACIÓN Y ADMINISTRACIÓN

7.1. Realizar, otorgar y estipular toda clase de actos y contratos, cualquiera que sea su naturaleza, que tengan por objeto la gestión de fondos ajenos entregados por terceros a la Sociedad a los fines que constituyen su objeto social.

7.2. Adquirir toda clase de bienes muebles e inmuebles, incluso concesiones y licencias y derechos de la propiedad intelectual o industrial, mediante remate o cesión de remate en subasta pública o mediante adjudicación judicial o extrajudicial en procedimiento de apremio o de ejecución y, en general, por cualquier otro título distinto de la compraventa.

7.3. Comprar toda clase de bienes muebles e inmuebles, incluso concesiones y licencias, y derechos de la propiedad intelectual o industrial, por el precio y condiciones que estime convenientes y, en caso de aplazamiento de todo o parte del precio, constituir en aseguramiento de su pago, garantías de toda clase, entre ellas, las de naturaleza hipotecaria, así como pactar condición resolutoria expresa.

7.4. Vender toda clase de bienes e inmuebles, incluso concesiones y licencias, y derechos de la propiedad intelectual o industrial, por el precio y condiciones que estime convenientes y, en caso de aplazamiento de todo o parte del precio, aceptar, en aseguramiento de su pago, garantías reales o personales, entre ellas, las de naturaleza hipotecaria, así como pactar condición resolutoria expresa, cancelando cuando proceda esta o aquéllas,

así como transmitir aquellos mismos bienes y derechos por cualquier título distinto de compraventa.

7.5. Constituir, modificar, subrogar, posponer, distribuir, reducir, reconocer, aceptar, extinguir, cancelar y liberar hipotecas, prendas, o cualquier otro derecho real sobre o en relación con bienes muebles o inmuebles propiedad de la Sociedad.

7.6. Promover y tramitar expedientes de dominio y liberación de cargas y gravámenes, así como otorgar actas de notoriedad, en relación con los bienes propiedad de la Sociedad, todo ello con sujeción a los fines previstos en la Ley Hipotecaria.

7.7. Solicitar, obtener, adquirir, pignorar, transmitir o adquirir, por cualquier título, incluso gratuito, y explotar patentes de todas clases, modelos de utilidad, marcas, privilegios, licencias, concesiones en general y toda clase de derechos de propiedad industrial, así como concesiones administrativas, por los precios, pactos y condiciones que libremente determine.

7.8. Agrupar, segregar, agregar, dividir, parcelar y reparcelar fincas, rectificar sus linderos y cabida, declarar obras nuevas, dividir edificios estableciendo su régimen de propiedad horizontal.

7.9. Contratar, modificar, rescindir y aceptar contratos de seguros en sus distintas modalidades, como tomador, asegurado o beneficiario, cualesquiera que sea la naturaleza del riesgo cubierto, la suma asegurada o el alcance de la cobertura, estipulando el importe de la prima y las demás condiciones económicas y jurídicas que tenga por conveniente.

8. EJERCICIO DE ACCIONES

Representar a la Sociedad en juicio y fuera de él, ante Juzgados de lo Social, Audiencias y Tribunales Superiores de Justicia de Comunidades Autónomas y cualesquiera otros órganos jurisdiccionales, incluso el Tribunal Supremo, el Tribunal de Cuentas y el Tribunal Constitucional, ante los Órganos de la Administración del Estado, de las comunidades Autónomas, Corporaciones Locales, entre ellas, los Cabildos Insulares, Organismos Autónomos, Corporaciones y Entidades de Derecho Público, Tribunal de Justicia de las Comunidades Europeas y demás Organismos a ellos pertenecientes, órganos e instituciones jurisdiccionales extranjeros, y ante cualquier persona física o jurídica, nacional o extranjera, ejercitando cuantos derechos y acciones asistan a la Sociedad, con todas las facultades que confieren las distintas leyes de procedimiento entre ellas y en particular las siguientes:

8.1. Promover e intervenir en expedientes administrativos de cualquier clase o naturaleza, interponer, sustanciar e intervenir en reclamaciones económico-administrativas, promover e intervenir en procesos contencioso-administrativos y en los propios y específicos de la jurisdicción contable y constitucional, interponiendo cuantos recursos sean procedentes, incluso de casación y revisión, y otros extraordinarios, así como de amparo constitucional.

8.2. Formalizar denuncias y querellas criminales, interviniendo como parte acusadora o simplemente perjudicada, en el proceso penal al que aquéllas dieran lugar o en cualquier otro proceso de la misma índole, promovido por el Fiscal o en virtud de denuncia o querella de terceros, interponiendo

cuantos recursos sean procedentes, incluso de casación y revisión, y otros extraordinarios.

8.3. Incoar y tramitar procedimientos de jurisdicción voluntaria, promover actos de conciliación, formular y contestar demandas en juicio civil de cualquier naturaleza y clase, interponiendo cuantos recursos sean procedentes, incluso de casación, recurso extraordinario de infracción procesal, de revisión y otros extraordinarios; instar y contestar actas notariales; pedir, prestar, cancelar y retirar embargos, anotaciones preventivas, depósitos y fianzas, cobrar consignar y pagar las cantidades que procedan por el uso de este poder.

8.4. Incoar, promover y sustanciar procedimientos ante los Juzgados de lo Social, Juzgados y Tribunales, sobre derechos y obligaciones derivadas del contrato de trabajo, o del Régimen General de la Seguridad Social, así como cualquier otro proceso laboral, interponiendo cuantos recursos sean procedentes, incluso de suplicación, casación y otros extraordinarios.

8.5. Prestar declaraciones, en juicio y fuera de él, pudiendo absolver posiciones y confesar en juicio bajo juramento indecisorio, interviniendo en cualquier diligencia de prueba en toda clase de procedimientos.

8.6. Intervenir en expedientes de quita y espera, concursos de acreedores, suspensiones de pagos y quiebras de cualesquiera personas físicas y jurídicas, haciendo valer los títulos de crédito de la Sociedad; asistir y votar en las Juntas de Acreedores, o de otra índole , proponer, aceptar o impugnar los acuerdos, si a ello hubiere lugar; oponerse a las pretensiones del concursado, suspenso o quebrado, nombrar y remover Síndicos y Administradores, exigiéndoseles rendición de cuentas, que podrá aprobar o impugnar; aceptar, rechazar, aceptar el nombramiento de Síndico Administrador o Interventor Judicial; aprobar los convenios propuestos o impugnar los aprobados y, en general, realizar todos los actos y ejercitar los derechos y acciones que asistan a la Sociedad en los citados procedimientos.

8.7. Tomar posesión judicial o extrajudicial, en nombre de la Sociedad de toda clase de bienes y, especialmente, la posesión interina de bienes objeto de ejecución hipotecaria y la definitiva, a título de dueño, de los bienes adquiridos por la Sociedad mediante remate o adjudicación, formular requerimientos e instar cuantas diligencias considere oportunas en relación con los expresados actos de toma de posesión.

8.8. Allanarse en cualquier procedimiento y desistir de acciones, procedimientos y recursos promovidos por la Sociedad.

8.9. Transigir en toda clase de asuntos para evitar la provocación de un pleito o poner término al que hubiera comenzado.

8.10. Someter a Arbitraje de Derecho Privado en España o en el extranjero, así como a cualquiera de los arbitrajes ordenados en prescripciones de Derecho Público, sean internacionales, corporativos, judiciales o de cualquier otra índole, la decisión de contiendas o conflictos en los que la Sociedad sea parte interesada, y aceptar la intervención de un tercero para completar o integrar una relación jurídica aún no definida totalmente.

8.11. Facultar especialmente, otorgando poderes a Procuradores de los Tribunales, para la renuncia, transacción, desistimiento, allanamiento, sometimiento a arbitraje y las manifestaciones que puedan comportar

6

sobreseimiento del proceso por satisfacción extraprocesal o carencia sobrevenida del objeto.

8.12. Facultar especialmente a Procuradores de los Tribunales, a los efectos del posible arreglo, renuncia, transacción o allanamiento previstos en el artículo 414.2 de la Ley 1/2000 de 7 de enero, de Enjuiciamiento Civil.

8.13. Otorgar y revocar poderes generales para pleitos o especiales a favor de Letrados, Procuradores, Graduados Sociales o Agentes, entre estos los de Aduanas y Patentes y Marcas. Otorgar y revocar sustituciones y subapoderamientos, totales o parciales, de este Poder. Pedir y retirar las copias de las Escrituras de Poder.

9. FORMALIZACIONES

9.1. Formalizar en documento público o privado las operaciones, actos y contratos que hubiera autorizado, realizado o estipulado en ejercicio de sus facultades.

9.2. Representar a la Sociedad en el otorgamiento de cualesquiera actos, negocios jurídicos y contratos autorizando ante fedatarios públicos, así como privadamente, toda clase de escrituras, pólizas, documentos administrativos y judiciales y documentos privados que sean precisos para la formalización, ejecución y desarrollo de los actos y contratos autorizados o aprobados por acuerdo del Consejo de Administración o de sus Comisiones Ejecutivas, o por decisión del Presidente de aquél Organo en ejercicio de las facultades delegadas al mismo.

10. RÉGIMEN INTERIOR Y PERSONAL

10.1. Aprobar los Reglamentos de Régimen Interior, así como los de organización interna, estructural y funcional de la Sociedad.

10.2. Contratar y nombrar, despedir, sancionar y destituir al personal de la Sociedad, ya sea fijo o eventual, por tiempo determinado o indefinido, así como nombrar comisionados.

11. CORRESPONDENCIA

11.1. Firmar toda clase de correspondencia.

11.2. Retirar de las administraciones y oficinas de Correos y Telégrafos toda clase de correspondencia y hacerse cargo de la dirigida a la Sociedad, incluso por conducto notarial o mediante requerimiento.

12. APODERAMIENTOS

Otorgar y revocar sustituciones y subapoderamientos de los anteriores poderes.

TIMBRE DEL ESTADO

4J0345671

02/2002

0,15 €

EMILIO RECODER DE CASSO · NOTARIO · MADRID · NIHIL PRIUS FIDE · PROTOCOLO

7

Segundo.- Delegación de facultades para elevación a público

Delegar a favor del Presidente y de la Secretaria del Consejo las facultades necesarias para la elevación a público de los presentes acuerdos hasta su completa inscripción en el Registro Mercantil.

Tercero.- Lectura y aprobación del acta

La Secretaria procede a la redacción y lectura del acta al final de la sesión que es aprobada por unanimidad por todos los Consejeros presentes.

Y para que así conste y surta los efectos oportunos, expide la presente certificación con el Visto Bueno del Presidente "Grupo Admira Media, S.A." *representada por* D. Luis Blasco Bosqued, en Madrid, a 30 de abril de 2002

Vº Bº

El Presidente

La Secretaria

APLICACION ARANCEL DISPO. ADICIONAL 3ª LEY 8/89

BASES DE CALCULO: Sin Cuantía

ARANCEL APLICABLE: 2, 4, Nª 8, 7, 5, 6

DERECHOS ARANCELARIOS 85,68 EUROS

ES COPIA LITERAL DE SU MATRIZ, con la que concuerda fielmente y donde queda anotada. La expido a instancias de "ANTENA 3 DE TELEVISIÓN, S.A." en seis folios de papel exclusivo para documentos notariales, números el presente y los cinco anteriores en orden correlativo inverso. En Madrid. El seis de mayo de dos mil dos. DOY FE. --

FE PUBLICA NOTARIAL
CONSEJO GENERAL DEL NOTARIADO ESPAÑOL
NOTARIADO EUROPA
NIHIL PRIUS FIDE
0033819156

REGISTRO MERCANTIL DE MADRID

P.º de la Castellana, 44 - 28046 MADRID

N.I.F. - E-81458556

DOCUMENTO PRESENTADO	2.002 17.482,0
DIARIO	1.202
ASIENTO	590

EL REGISTRADOR MERCANTIL que suscribe previo examen y calificación del documento precedente de conformidad con los artículos 18-2 del Código de Comercio y 6 del Reglamento del Registro Mercantil, ha procedido a su inscripción en el:

TOMO: 13.837 LIBRO: 0 FOLIO: 153

SECCION: 8 HOJA: M-34473

INSCRIPCION: 125

Madrid, 04 de JUNIO de 2.002

EL REGISTRADOR,

REGISTRO MERCANTIL DE MADRID — JUAN PABLO RUANO BORRELLA

Aplicada la Reducción de los R.D.L. 6/1999 y 6/2000

BASE: SIN CUANTIA

HNOS S/M: TREINTA Y CINCO CON DIECISEIS CÉNTIMOS 35,16

TIL DE MADRID

03 SEP 30 AM 7:21

Meeting of the Board of Directors held on 24th June 2002
Revocation of the powers granted to GRUPO ADMIRA MEDIA, S.A.U. whose resignation as Chairman was accepted at the same meeting.
Revocation of the powers granted to TELEFONICA MEDIOS DE COMUNICACION, S.A.U. whose resignation as Chief Executive Officer was accepted at the same meeting.
Delegation of powers in favour of Mr. Ernesto Saenz de Buruaga, appointed Chief Executive Officer at the same meeting.
Deed dated 24th July 2002 granted before the Notary Public of Madrid, Mr. Emilio Recoder de Casso under number 960 of his official records.

Meeting of the Board of Directors held on 16th June 2003
To revoke all the powers granted to Mr. Ernesto Saenz de Buruaga Bustamante.
Delegation of powers in favour of the Chief Executive Officer, Mr. Maurizio Carlotti. Deed granted on 23'd June 2003 before the Notary Public of Sebastian de los Reyes, Mr. Emiliano Alvarez Buitrago under number 2.184 of his official records.

Shareholders' Extraordinary General Meeting held on 28th April 2003.
Amendment of articles 5, 7, 9 10, 12 and 20 of the Corporate By-laws to adapt its contents to the requisites of listed companies regulations and incorporation of a new article 31 bis. Change of the form of representation of the shares of the company to book entry form.
Deed dated 28th April 2003 granted before the Notary Public of Madrid, Mr. Emilio Recoder de Casso under number 595 of his official records and Deed dated 6th August 2003 granted before the Notary Public of Madrid, Ms. Isabel Estape Tous under number 91 8 of her official records.

ISABEL ESTAPE TOUS
NOTARIO
C/ PRINCIPE DE VERGARA, 103 1º Izda.
Teléf 915628605-Fax 915628606
MADRID

«ESCRITURA DE ELEVACIÓN A PÚBLICO DE ACUERDOS SOCIALES»

NÚMERO NOVECIENTOS DIECIOCHO.------------------

En MADRID, mi residencia, a seis de Agosto de dos mil tres. -------------------------------------

Ante mí, **ISABEL ESTAPE TOUS**, Notario de esta Capital y del Ilustre Colegio de Madrid. ----------

==== C O M P A R E C E ====

DOÑA CARMEN RODRÍGUEZ MARTÍN, mayor de edad, casada, vecina de San Sebastián de los Reyes, con domicilio profesional en Avenida Isla Graciosa, s/n.; con D.N.I. y N.I.F. número 3.419.914-K. -----

==== I N T E R V I E N E ====

En nombre y representación, como vicesecretario de la Sociedad **"ANTENA 3 DE TELEVISIÓN, S.A."**, de nacionalidad española, con domicilio en San Sebastián de los Reyes, Avenida Isla Graciosa, S/N; constituida por tiempo indefinido en escritura autorizada el día 7 de junio de 1988, ante el Notario de Madrid Don José Machado Carpenter; adaptados sus

Estatutos a la vigente legislación mercantil en otra escritura autorizada por el mismo Notario el día cinco de julio de 1991, con el número 2.108 de orden. INSCRITA en el Registro Mercantil de Madrid, en el tomo 1924, folio 108, hoja número: M-34473, inscripción 1ª. Su C.I.F. número: A78839271. ------

El nombramiento y sus facultades para este acto resultan de su cargo de Vicesecretario no Consejero del Consejo de Administración de la Sociedad, cargo que asegura ejerce en la actualidad y para el que fue nombrada por acuerdo del Consejo de fecha 19 de diciembre de 2002, formalizado en la escritura otorgada el día 4 de febrero de 2003, ante el Notario de San Sebastián de los Reyes Don Emiliano Alvarez Buitrago, con el número 360 de orden, que causó la inscripción 139 de la hoja registral de la Sociedad en el Registro Mercantil. ----------------

Está especialmente facultada para este acto según resulta de una certificación expedida por la propia compareciente como Vicesecretario no Consejero del Consejo, con el visto bueno de su Presidente Don José Manuel Lara Bosch, cuyas firmas reputo legítimas. Dicha certificación se incorpora a la presente escritura matriz. --------------------

ISABEL ESTAPE TOUS · NOTARIO DE MADRID ·

Me asegura la vigencia de su cargo, facultades representativas y la persistencia de la capacidad jurídica de la entidad que representa. ------------

Tiene, a mi juicio, en el concepto en que interviene, capacidad legal para otorgar la presente ESCRITURA DE ELEVACIÓN A PÚBLICO DE ACUERDOS SOCIALES, y al efecto: ---------------------------------

==== E X P O N E ====

I.- Que según resulta de la certificación unida a la presente, ------------------------------------

A).- la Junta General de accionistas de la Sociedad "ANTENA 3 DE TELEVISION, S.A." en sesión celebrada el día 28 de abril de 2003, adoptó los acuerdos relativos a: ----------------------------

I.- a). La solicitud de admisión a cotización en las Bolsas de Valores españolas y en el Sistema de Interconexión Bursátil (SIBE) de las acciones que componen la totalidad del capital social de "Antena 3 de Televisión, S.A.". ------------------

I.- b). La transformación de la forma de repre-

sentación de las acciones de la Sociedad, actualmente títulos, por anotaciones en cuenta, y la delegación en el Consejo de Administración de la facultad de designar a la entidad, Sociedad o Agencia de Valores encargada del Registro Contable, así como las facultades necesarias o convenientes para ejecutar los anteriores acuerdos. ----------------

II.- La modificación de los artículos 5, 7, 9, 10, 12 y 20 de los Estatutos sociales, a fin de adecuar su contenido a las exigencias del régimen de sociedades cotizadas y creación de un nuevo artículo 31 bis. ---------------------------------

Dichos acuerdos fueron parcialmente elevados a público en escritura autorizada por el Notario de Madrid Don Emilio Recoder de Casso el día 28 de abril de 2003, con el número 595 de protocolo. La modificación del artículo 9° de los Estatutos sociales referente a la transmisibilidad de las acciones y la creación del artículo 31°-bis, referente a la Comisión de Auditoría y Control, dieron lugar a la inscripción 142ª de la hoja de la Sociedad en el Registro Mercantil. -----------------------

Todo lo anterior resulta de la certificación unida a la presente, cuyo contenido se da aquí por

TIMBRE DEL ESTADO

06/2003

5A7100306

ISABEL ESTAPE TOUS - NOTARIO DE MADRID -

íntegramente reproducido. ------------------------

B).- El Consejo de Administración de "ANTENA 3 DE TELEVISIÓN, S.A.", en sesión celebrada el día 29 de julio de 2003, ejecutando los acuerdos de la Junta General a que se refiere el apartado A) anterior, adoptó a su vez los acuerdos contenidos en el apartado QUINTO de la certificación unida a la presente, relativos a: -------------------------------

- La designación de la Sociedad "Gestión de Sistemas de Registro, Compensación y Liquidación de Valores, S.A." (IBERCLEAR), junto con sus entidades participantes, en los términos establecidos en las normas vigentes en cada momento, como entidades encargadas del registro contable de las acciones representativas de la totalidad del capital social; -

- Y la delegación en el Presidente Don José Manuel Lara Bosch y en el Consejero-Delegado Don Maurizio Carlotti, con carácter solidario, de las facultades necesarias para llevar a cabo la ejecución completa del anterior acuerdo adoptado, con las fa-

cultades que se dicen en la misma certificación incorporada a la presente, cuyo contenido se da aquí por íntegramente reproducido. ---------------------

II.- Y en base a lo expuesto, la señora compareciente, según interviene, otorga las siguientes.

=============== **DISPOSICIONES:** ================

Quedan formalizados los acuerdos adoptados por la Junta General y por el Consejo de Administración de la Sociedad "**ANTENA 3 DE TELEVISIÓN, S.A.**" en sus sesiones respectivas celebradas los días 28 de abril de 2003 y 29 de julio de 2003, a que se refiere la presente escritura, en los términos que de la misma se deducen. ------------------------------

Me acredita la compareciente la debida convocatoria de la Junta cuyos acuerdos se formalizan por la presente mediante la exhibición del BORME y del Diario "CINCO DIAS", ambos de fecha 11 de abril de 2003, donde fue insertada dicha convocatoria. -----

Yo, el Notario, deduzco fotocopia coincidente con su original de lo pertinente de dichas publicaciones, que dejo unida a la presente. -------------

INSCRIPCION EN EL REGISTRO MERCANTIL. ---------

Advierto expresamente acerca de la obligatoriedad de inscribir en el Registro Mercantil este

TIMBRE DEL ESTADO

06/2003

5A7100307

ISABEL ESTAPE TOUS · NOTARIO DE MADRID ·

documento. --

De conformidad con lo previsto en el art. 63.2 del vigente Reglamento del Registro Mercantil se consiente la inscripción parcial de este título para los casos previstos en el número 1 de dicho artículo 63. --

OTORGAMIENTO Y AUTORIZACIÓN.-------------------

Por su elección le leo este instrumento, después de identificarle por su documento reseñado lo encuentra conforme, presta su consentimiento y la firma conmigo, el Notario, que de su íntegro contenido redactado en cuatro folios de papel timbrado de uso exclusivamente notarial, el presente, y los tres anteriores correlativos en orden, de la misma serie, yo el Notario, Doy fe. --------------------

Está la firma de la compareciente.-------------

Signado. ISABEL ESTAPE TOUS. Rubricado y sellado. --

ARANCEL NOTARIAL. DERECHOS DEVENGADOS. Arancel aplicable, números: 1, 4, 7, N·8
DOCUMENTO SIN CUANTÍA. TOTAL: —— (Impuestos excluidos)

DOCUMENTOS UNIDOS: ---------------------------

Carmen Rodríguez Martín, Vicesecretario no Consejero del Consejo de Administración de Antena 3 de Televisión, S.A., domiciliada en San Sebastián de los Reyes (Madrid), Avda. Isla Graciosa s/n, y con CIF nº A-78 839271,

CERTIFICO

PRIMERO.- Que, según consta en el Libro de Actas de la Sociedad, el día 28 de abril de 2003, a las 19:00 horas, se celebró, en primera convocatoria, Junta General Extraordinaria de Accionistas de la sociedad ANTENA 3 DE TELEVISIÓN, S.A., en el domicilio de la sociedad, Avda. Isla Graciosa s/n, San Sebastián de los Reyes, Madrid.

Esa Junta General Extraordinaria había sido convocada por el Consejo de Administración de la Sociedad, publicándose los anuncios de convocatoria en el Boletín Oficial del Registro Mercantil número 70, del 11 de abril de 2003, y en el periódico CINCO DÍAS de la misma fecha, con el contenido que seguidamente se transcribe:

ANTENA 3 DE TELEVISIÓN, S.A.
Convocatoria de Junta General Extraordinaria de Accionistas

Por acuerdo del Consejo de Administración se convoca Junta General Extraordinaria de Accionistas, que se celebrará en primera convocatoria el día 28 de abril de 2003, a las 19,00 horas en el domicilio social, San Sebastián de los Reyes (Madrid) Avda. Isla Graciosa s/n, y, en su caso, en segunda convocatoria, el siguiente día 29 de abril de 2003, a la misma hora y en el mismo lugar con el fin de deliberar y resolver sobre los asuntos comprendidos en el siguiente

ORDEN DEL DÍA

Primero.- *Acuerdos sobre solicitud de admisión a cotización en las Bolsas de Valores españolas y en el Sistema de Interconexión Bursátil (SIBE) de las acciones que componen la totalidad del capital social de Antena 3 de Televisión, Sociedad Anónima.*
Segundo.- *Modificación de los artículos 5, 7, 9, 10, 12 y 20 de los Estatutos Sociales, a fin de adecuar su contenido a las exigencias del régimen de sociedades cotizadas y creación de un nuevo artículo 31 bis.*
Tercero.- *Delegación de facultades para formalizar, interpretar, subsanar y ejecutar los acuerdos adoptados por la Junta General de Accionistas.*

INTERVENCIÓN DE NOTARIO EN LA JUNTA
El Consejo de Administración ha acordado requerir la presencia de Notario para que levante Acta de la Junta, de conformidad con lo dispuesto en el artículo 114 de la Ley de Sociedades Anónimas en relación con los artículos 101 y 103 del Reglamento del Registro Mercantil.

DERECHO DE INFORMACIÓN
De conformidad con lo previsto en los artículos 112 y 212 de la Ley de Sociedades Anónimas, se hace constar que los accionistas de la Compañía tienen derecho a examinar y obtener en el domicilio social (o a solicitar que les sea remitida de forma inmediata y gratuita) copia de los documentos que en relación con el punto segundo del orden del día van a ser sometidos a aprobación de la Junta, texto

íntegro de la propuesta de acuerdo e informe preceptivo justificativo de las modificaciones estatutarias que se proponen).

REQUISITOS PARA LA ASISTENCIA A LA JUNTA GENERAL

Tendrán derecho a asistir a la Junta General los señores accionistas titulares de acciones que las tuvieran inscritas en el Libro registro de Acciones con cinco días de antelación a aquél en el que haya de celebrarse la Junta. También tendrán derecho a asistir a la Junta los titulares de acciones que acrediten, mediante documento público, su regular adquisición de quien en el Libro Registro aparezca como titular. Todo accionista que tenga derecho a asistir podrá hacerse representar en la Junta por medio de otra persona, aunque no sea accionista, y ello en la forma y requisitos establecidos en el artículo 106 del texto Refundido de la Ley de Sociedades Anónimas.

***Nota:** La Junta se celebra previsiblemente, en primera convocatoria.*

SEGUNDO.- Que la Junta fue presidida por don Luis Blasco Bosqued, Presidente del Consejo de Administración, actuando como Secretario doña Mónica Martín de Vidales Godino, Secretario del Consejo de Administración.

TERCERO.- Que, según lo previsto y publicado, la Junta contó con la presencia del Notario don Emiliano Álvarez de Buitrago, Notario de San Sebastián de los Reyes, del Ilustre Colegio de Madrid, que aceptó el requerimiento que se le hizo en este sentido y redactó el acta de la Junta, que es el Acta de Presencia en Junta número 1.469, de 28 de abril de 2003.

CUARTO.- Que el Presidente de la Junta General Extraordinaria de Accionistas procedió al examen de los datos de asistencia, proporcionados por los servicios de la Sociedad, formándose en consecuencia la lista de asistencia, con el siguiente resultado, que fue leído a los presentes por el Secretario de la Junta:

- Asisten personalmente 12 accionistas, titulares de acciones con derecho a voto representativas del 0,3205% del capital social.

- Están representados 15 accionistas, titulares de acciones con derecho a voto representativas del 97,5078% del capital social.

- En consecuencia, asisten a la Junta, presentes o representados, un total de 27 accionistas, titulares de acciones con derecho a voto representativas del 97,8283% del capital social.

A los oportunos efectos se hace constar que, una vez constatada la existencia de quórum, el Presidente declaró válidamente constituida la Junta y el Notario preguntó si existían reservas o protestas sobre las manifestaciones del Presidente relativas al número de socios concurrentes y al capital presente, sin que se produjera ninguna reserva sobre esta materia concreta.

QUINTO.- Que, en el transcurso de la reunión, y con el voto favorable, en todos los casos, del 82,2139% del capital presente o representado en la Junta, y el voto en

contra del 17,7861% del capital presente o representado en la Junta, se adoptaron los siguientes

ACUERDOS

UNO.- *Acuerdos sobre solicitud de admisión a cotización en las Bolsas de Valores españolas y en el Sistema de Interconexión Bursátil (SIBE) de las acciones que componen la totalidad del capital social de Antena 3 de Televisión S.A.*

a) *Solicitar la admisión a cotización en las Bolsas de Valores de Madrid, Barcelona; Valencia y Bilbao y la inclusión en el Sistema de Interconexión Bursátil (SIBE) de la totalidad de las acciones de la sociedad, esto es, en el momento actual, de las 166.668.000 acciones de un (1) euro de valor nominal cada una, nominativas y de una única serie y clase, que componen la totalidad del capital social de Antena 3 de Televisión S.A., haciendo constar expresamente el sometimiento a las normas que existan o puedan dictarse en materia de Bolsas de Valores y, especialmente, a los requisitos establecidos sobre contratación, permanencia y exclusión de la cotización oficial. Se hace constar expresamente que, de acuerdo con lo previsto en el artículo 27 B) del vigente Reglamento de Bolsas Oficiales de Comercio y demás disposiciones complementarias, en caso de posterior solicitud de exclusión de cotización, éste se adoptará con las mismas formalidades que las adoptadas para el acuerdo de admisión y se garantizará el interés de los accionistas u obligacionistas, en su caso, que se opusieren o no votaren el acuerdo.*

b) *Acordar la transformación de la forma de representación de las acciones, actualmente, títulos, por anotaciones en cuenta, delegando en el Consejo de Administración la facultad de designar a la entidad, Sociedad o Agencia de Valores que, conforme a lo dispuesto en la normativa vigente (en particular el Real Decreto 116/1992 de 14 de febrero), deba ser la encargada del registro contable. En este sentido las actuales 166.668.000.acciones nominativas, de 1 euro de valor nominal cada una de ellas, íntegramente suscritas y desembolsadas y numeradas del 1 al 166.668.000, ambos inclusive, de una sola clase y serie quedan representadas por anotaciones en cuenta. El presente acuerdo será eficaz en el momento en que se haya dado cumplimiento a todos los trámites exigidos por la normativa vigente para la representación de acciones en anotaciones en cuenta, manteniéndose hasta dicho momento la plena validez de la representación mediante títulos, delegándose en el Consejo de Administración las facultades que sean precisas, necesarias o convenientes para ejecutar este acuerdo, para lo cual podrá tomar las decisiones complementarias oportunas, otorgar los documentos públicos o privados que sean necesarios o convenientes y en general, realizar cuantos actos sean precisos, con la expresa facultad a este órgano para a su vez delegar esta facultad en su Comisión Ejecutiva o en cualquiera de los Consejeros.*

DOS.- *Modificación de los artículos 5, 7, 9, 10, 12 y 20 de los Estatutos Sociales a fin de adecuar su contenido a las exigencias del régimen de sociedades cotizadas y creación de un nuevo artículo 31 bis.*

Aprobar la nueva redacción de los siguientes artículos de los Estatutos sociales tal y como figuran en la propuesta aprobada por el Consejo de Administración

celebrado el 10 de abril de 2003, habiéndose emitido en el mismo Consejo de Administración el preceptivo informe justificando la modificación estatutaria, conforme al artículo 144 de la Ley de Sociedades Anónimas y al artículo 1458 del Reglamento del Registro Mercantil.

1. *Modificar el artículo 5 de los Estatutos Sociales, que en adelante quedará redactado como sigue:*

   "Artículo 5.- CAPITAL SOCIAL. El capital social se fija en la suma de CIENTO SESENTA Y SEIS MILLONES SEISCIENTOS SESENTA Y OCHO MIL EUROS (166.668.000 EUROS), y está representado por una única Serie de 166.668.000 acciones, de UN EURO de valor nominal cada una, nominativas, totalmente suscritas y desembolsadas, y numeradas del 1 al 166.668.000, ambos incluidos. Las acciones estarán representadas por medio de anotaciones en cuenta".

2. *Modificar el artículo 7 de los Estatutos Sociales, que en adelante quedará redactado como sigue:*

   "Artículo 7.- FORMA DE LAS ACCIONES. Las acciones estarán representadas por medio de anotaciones en cuenta y se regirán por lo dispuesto en la normativa reguladora del mercado de valores y demás disposiciones legales vigentes. La Sociedad reconocerá como accionista a quien aparezca legitimado en los asientos de la entidad encargada del registro contable de las acciones."

3. *Modificar el artículo 10 de los Estatutos Sociales, que en adelante quedará redactado como sigue:*

   "Artículo 10.- ACCIONES NOMINATIVAS. Dada su condición de sociedad adjudicataria de una concesión administrativa para la explotación del servicio público de televisión, la Sociedad se halla obligada a que las acciones que componen su capital social y que están representadas mediante anotaciones en cuenta revistan carácter de nominativas, circunstancia ésta expresamente prevista en los artículos 60 y 52 del Texto Refundido de la Ley de Sociedades Anónimas."

4. *Modificar el artículo 12 de los Estatutos Sociales, que en adelante quedará redactado como sigue:*

   "Artículo 12.- USUFRUCTO DE ACCIONES. En caso de usufructo de acciones, la cualidad de socio reside en el nudo propietario. Las demás relaciones entre el usufructuario y el nudo propietario y el restante contenido del usufructo se regirán frente a la Sociedad por el título constitutivo del derecho si éste hubiera sido notificado a la Sociedad para su inscripción en el correspondiente registro contable. En defecto de notificación a la Sociedad, el usufructo se regirá frente a la Sociedad por lo establecido en el Texto Refundido de la Ley de Sociedades Anónimas y, en lo no previsto por éste, por la ley civil aplicable."

5. *Modificar el artículo 20 de los Estatutos Sociales, que en adelante quedará redactado como sigue:*

"Artículo 20.- LEGITIMACIÓN PARA ASISTIR A LA JUNTA. Podrán asistir a la Junta los titulares de acciones que las tuvieran inscritas a su nombre en el correspondiente registro de anotaciones en cuenta con cinco días de antelación a aquél en que haya de celebrarse la Junta General, y lo acrediten mediante la oportuna tarjeta de asistencia o certificado expedido por alguna de las Entidades adheridas al Servicio de Compensación y Liquidación de Valores o en cualquier otra forma admitida por la legislación vigente".

Se hace constar, que, como consecuencia del acuerdo UNO b) anterior, las modificaciones referentes a la transformación de acciones en anotaciones en cuenta serán eficaces en el momento en que el Consejo de Administración haya completado los trámites y decisiones necesarias para la efectiva transformación de las acciones de la sociedad en anotaciones en cuenta.

TRES.- Delegación de facultades para formalizar, interpretar, subsanar y ejecutar los acuerdos adoptados por la Junta General de Accionistas.
Facultar en los más amplios términos al Consejo de Administración de la sociedad para que, pueda realizar cuantos actos y otorgar cuantos documentos sean necesarios o convenientes para iniciar los trámites internos y externos que sean precisos para la puesta en marcha del proceso de admisión a cotización en Bolsa y para llevar a efecto y buen fin este acuerdo, esto es, a título informativo y no exhaustivo, solicitar la admisión a cotización de las acciones en las Bolsas de Valores de Madrid, Barcelona, Valencia y Bilbao, solicitar su inclusión en el sistema de Interconexión Bursátil, realizar cuantos actos y trámites y otorgar cuantos documentos públicos o privados resulten oportunos o vengan exigidos por la legislación aplicable, elaborar, modificar, suscribir y registrar el correspondiente folleto explicativo y cualesquiera otros documentos que sean precisos, y acordar las modificaciones o ampliaciones posteriores que estime convenientes y, en general, representar a la Compañía ante cualesquiera organismos y entidades, públicos y privados, que resulten competentes en la materia o ante los cuales sea necesario realizar cualquier actuación, autorizándose expresamente al Consejo de Administración para que, a su vez, pueda delegar las anteriores facultades, total o parcialmente, en su Comisión Ejecutiva o en cualquiera de sus Consejeros.

SEXTO.- Que mediante escritura pública número 595, de 28 de abril de 2003, correspondiente al protocolo del Notario de Madrid, don Emilio Recoder de Casso, se elevaron a públicos algunos de los acuerdos de esta Junta General Extraordinaria. Dicha escritura fue inscrita en el Registro Mercantil, de modo que la modificación del artículo 9º de los estatutos sociales y la creación del artículo 31º bis, dieron lugar a la inscripción 142ª de las de la Sociedad.

ASIMISMO CERTIFICO

PRIMERO.- Que, el día 29 de julio de 2003, se reunió el Consejo de Administración de ANTENA 3 DE TELEVISIÓN, S.A., que había sido convocado por el Vicesecretario,

doña Carmen Rodríguez Martín, siguiendo instrucciones del Presidente, don José Manuel Lara Bosch, y de conformidad con lo establecido en los Estatutos sociales.

SEGUNDO.- Que la sesión del Consejo tuvo lugar en el domicilio social, Avda. Isla Graciosa s/n, San Sebastián de los Reyes (Madrid), y se encontraban presentes todos los Consejeros, que son los siguientes:

Presidente:	D. José Manuel Lara Bosch
Consejero Delegado:	D. Maurizio Carlotti
Consejeros:	D. José Creuheras Margenat
	D. José Luis Díaz Fernández
	D. Marco Drago
	D. Joan David Grimà Terré
	D. Ramón Mas Sumalla
	Gestora de Medios Audiovisuales Fútbol, S.L, representada por D. Eduardo Sanfrutos Gambín
	Telefónica Media Internacional de Contenidos, S.A., representada por D. Pedro Ramón y Cajal Agüeras
	Telefónica Medios de Comunicación, S.A., representada por D. Pedro Antonio Martín Marín
	RTL Group, S.A., representada por D. Thomas Rabe
	RTL, Group Communications, S.L., representada por D. Nicolás Abel Bellet de Tavernost
Secretario:	Dña. Carmen Rodríguez Martín

TERCERO.- Que en la reunión actuó como Presidente el titular del cargo, don José Manuel Lara Bosch, y actuó como Secretario la titular de la Vicesecretaría del Consejo, doña Carmen Rodríguez Martín.

CUARTO.- Que el orden del día de la reunión, que figuraba en su convocatoria, fue el que a continuación se transcribe:

ORDEN DEL DÍA

1. Nombramiento de Secretario del Consejo de Administración.
2. Presentación, análisis y aprobación, en su caso, de los Estados Financieros de Antena 3 de Televisión, S.A. y su Grupo consolidado, cerrados a 30 de junio de 2003.
3. Ejecución de los acuerdos relativos a la transformación de la forma de representaciones de las acciones de la Sociedad que fueron adoptados por la Junta General Extraordinaria de accionistas.
4. Ejecución de los acuerdos relativos a la solicitud de admisión a cotización, que fueron igualmente adoptados por la Junta General Extraordinaria de accionistas.
5. Autorización y otorgamiento de poderes en relación con la OPV que, en su caso, se llevará a cabo Telefónica, S.A.
6. Aprobación del nuevo texto de los Estatutos sociales, que será sometido a la Junta General de accionistas, así como del preceptivo informe legal de los administradores.

7. Aprobación del Reglamento del Consejo de Administración, informe y remisión de su texto a la Junta General de accionistas.
8. Aprobación del Reglamento Interno de Conducta en materias relativas a los Mercados de Valores.
9. Aprobación de la propuesta de Reglamento de la Junta General de accionistas.
10. Propuesta a la Junta General de Accionistas de adquisición de acciones propias.
11. Convocatoria de Junta General Extraordinaria de accionistas y determinación de su Orden del día.
12. Informe del Consejero Delegado.
13. Aprobación del Plan de Negocio.
14. Ruegos y preguntas.
15. Lectura y aprobación, en su caso, del acta de la sesión.

QUINTO.- Que, en esta sesión del Consejo de Administración, se adoptaron, por unanimidad, en ejecución de los acuerdos relativos a la transformación de la forma de representaciones de las acciones de la Sociedad, adoptados por la Junta General Extraordinaria de accionistas, entre otros, los siguientes acuerdos, que se transcriben del acta de la reunión:

DOS.- Designar a la Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (en adelante IBERCLEAR) junto con sus entidades participantes, en los términos establecidos en las normas vigentes en cada momento, como entidades encargadas del registro contable de las acciones representativas de la totalidad del capital social.
El procedimiento de transformación de la forma de representación de las acciones en anotaciones en cuenta se irá aplicando a medida en que vayan siendo presentados los títulos representativos de las acciones, con tal objeto, ante las entidades participantes de IBERCLEAR, que deberán practicar las correspondientes inscripciones a favor de quienes aparezcan como titulares de acuerdo con su ley de circulación.
El plazo de presentación de los títulos para la transformación será de un (1) mes a contar desde la publicación, en el Boletín Oficial del Registro Mercantil y en uno de los diarios de mayor circulación de Madrid, del anuncio previsto en el artículo 4.3 del Real Decreto 116/1992.
Transcurrido el plazo de un mes, los titulos no transformados quedarán anulados, sin perjuicio de que deba procederse a practicar la correspondiente inscripción a favor de quien acredite la titularidad del derecho, en los términos previstos en la normativa vigente.
Con carácter excepcional, en el supuesto de celebrarse una Junta General de Accionistas durante el periodo de transformación de la forma de representación de las acciones en anotaciones en cuenta, podrán asistir a la Junta General de Accionistas tanto los accionistas que hubieran transformado ya sus títulos en anotaciones en cuenta como los que no hubieran procedido a la transformación de sus títulos.

TRES.- *Delegar en el Presidente, D. José Manuel Lara Bosch, y en el Consejero Delegado, D. Maurizio Carlotti, con carácter solidario, las facultades necesarias*

para llevar a cabo la ejecución completa del presente acuerdo, lo que incluye a título meramente enunciativo y no limitativo:

1. *Ejecutar el procedimiento para la transformación en anotaciones en cuenta, realizando cualesquiera actuaciones y publicando los anuncios preceptivos o convenientes para la transformación de la forma de representación de las acciones, con plenas facultades para desarrollar el procedimiento en todo lo no específicamente acordado por la Junta General de Accionistas de la Sociedad de 28 de abril de 2003 y en el presente acuerdo.*
2. *Realizar ante IBERCLEAR y sus entidades participantes cuantas actuaciones resulten necesarias para la transformación en anotaciones en cuenta de los títulos representativos de las acciones de la Sociedad.*
3. *Comunicar a IBERCLEAR su nombramiento como entidad encargada de la llevanza del registro contable de anotaciones y recabar la aceptación de la misma, suscribiendo al efecto el oportuno contrato y asumiendo en su caso y durante el tiempo necesario los costes del mantenimiento del registro contable.*
4. *Depositar en la Comisión Nacional del Mercado de Valores una copia de la escritura pública de transformación en anotaciones para que aquélla la incorpore a sus registros oficiales.*
5. *Depositar en IBERCLEAR una copia de la escritura pública de transformación en anotaciones y cuantos otros documentos públicos o privados sean requeridos por IBERCLEAR.*
6. *Designar, en caso de considerarlo oportuno, la entidad de su elección como agente del proceso de transformación, determinando las funciones que dicha entidad ha de llevar a cabo, suministrándole cuantos documentos públicos o privados sean precisos para agilizar el proceso de transformación y la incorporación de los valores al sistema de anotaciones.*
7. *Designar, en caso de considerarlo oportuno, a la entidad que colabore en la llevanza del libro registro de acciones nominativas de la Sociedad.*

SEXTO.- Que el acta de la sesión fue aprobada, por unanimidad, en la propia sesión del Consejo de Administración, celebrada el 29 de julio de 2003, y firmada por el Presidente, D. José Manuel Lara Bosch, y por el Vicesecretario y Secretario de la reunión, doña Carmen Rodríguez Martín.

Y, para que así conste, expido y firmo la presente certificación en San Sebastián de los Reyes, Madrid, a cuatro de agosto de dos mil tres, con el V° B° del Presidente.

V° B°
EL PRESIDENTE

EL VICESECRETARIO Y
SECRETARIO DE LA REUNIÓN

o el envío gratuito de dichos documentos ... informes o aclaraciones que estimen precisos acerca los asuntos comprendidos en el orden del día.

Madrid, 10 de marzo de 2003.—El Secretario del Consejo de Administración, Don Manuel Abeledo ...dríguez.—13.766.

ANTENA 3 DE TELEVISIÓN, S. A.

Convocatoria de Junta General Extraordinaria de Accionistas

Por acuerdo del Consejo de Administración, se convoca Junta General Extraordinaria de Accionis..., que se celebrará, en primera convocatoria, el ... 28 de abril 2003 a las 19 horas, en el domicilio ...ial, San Sebastián de los Reyes (Madrid), Ave... la Isla Graciosa, s/n, y, en su caso, en segunda convocatoria, el siguiente día 29 de abril de 2003, la misma hora y en el mismo lugar, a fin de liberar y resolver sobre los asuntos comprendidos el siguiente

Orden del día

Primero.—Acuerdos sobre solicitud de admisión ...otización en las Bolsas de Valores españolas y el Sistema de Interconexión Bursátil (SIBE) de acciones que componen la totalidad del capital ...cial de Antena 3 de Televisión Sociedad Anónima.

Segundo.—Modificación de los artículos 5, 7, 9, ... 12 y 20 de los Estatutos Sociales a fin de adecuar contenido a las exigencias del régimen de sociedes cotizadas y creación de un nuevo artículo bis.

Tercero.—Delegación de facultades para formalizar, interpretar, subsanar y ejecutar los acuerdos ...optados por la Junta General de Accionistas.

Intervención de Notario en la Junta:

El Consejo de Administración ha acordado ...querir la presencia de Notario para que levante ...ta de la Junta, de conformidad con lo dispuesto el artículo 114 de la Ley de Sociedades Anónimas relación con los artículos 101 y 103 del Regla...nto del Registro Mercantil.

Derecho de información:

De conformidad con lo dispuesto en los artículos ...2 y 212 de la Ley de Sociedades Anónimas, se ...ce constar que los accionistas de la Compañía ...nen derecho a examinar y obtener en el domicilio ...cial (o a solicitar que les sea remitida de forma ...nediata y gratuita) copia de los documentos que ... relación con el punto segundo del orden del ... van a ser sometidos a aprobación de la Junta ...xto íntegro de la propuesta de acuerdo e informe ...eceptivo justificativo de las modificaciones esta...tarias que se proponen).

Requisitos para la asistencia a la Junta General:

Tendrán derecho a asistir a la Junta General los ...ñores accionistas titulares de acciones que las ...vieran inscritas en el Libro Registro de Acciones ...n cinco días de antelación a aquél en el que haya ... celebrarse la Junta. También tendrán derecho asistir a la Junta los titulares de acciones que ...rediten, mediante documento público, su regular ...quisición de quien en el Libro Registro aparezca ...mo titular. Todo accionista que tenga derecho asistir podrá hacerse representar en la Junta por ...edio de otra persona, aunque no sea accionista, ...ello en la forma y requisitos establecidos en el ...tículo 106 del texto refundido de la Ley de Sociedes Anónimas.

Nota: La Junta se celebrará, previsiblemente, en ...imera convocatoria.

Madrid, 10 de abril de 2003.—La Secretaria del ...onsejo de Administración, Mónica Martín de Vida-

APARCAMIENTOS Y OBRAS, S. ...

Por acuerdo del Consejo de Administración se convoca Junta General de Accionistas de la Sociedad, a celebrar en el domicilio ... de Santo Domingo, s/n (aparcamiento), ... el día 3 de junio de 2003, a las diecisiete horas en primera convocatoria, y en su caso, el día 4 de junio de 2003, a las dieciocho horas en segunda convocatoria, en el mismo lugar, con el siguiente

Orden del día

Primero.—Examen y aprobación, en su caso, de las cuentas anuales, informe de gestión, aplicación del resultado y gestión del Consejo de Administración, todo ello referido al ejercicio de 2002.

Segundo.—Ratificación y determinación de la previsión recogida en el artículo 19.B de los estatutos sociales.

Tercero.—Información de la situación general de la Sociedad.

Cuarto.—Ruegos y preguntas.

Quinto.—Redacción y aprobación del acta de la Junta.

Sexto.—Delegación de facultades para la ejecución de los acuerdos adoptados.

Se hace constar el derecho de todos los accionistas a obtener de la Sociedad, de forma inmediata y gratuita, los documentos que han de ser sometidos a la aprobación de la Junta.

Madrid, 2 de abril de 2003.—El Consejero Secretario, Jesús García Galligo.—12.584.

A. T. EQUITIES SPAIN, A.V.B., S. A.

Junta general ordinaria y extraordinaria

El Consejo de Administración, en su reunión del día 31 de marzo, acordó convocar Junta General Ordinaria y Extraordinaria de la sociedad, a celebrar en Madrid, calle Antonio Maruna, n.° 7-5.° dcha., el día 29 de abril de 2003, a las 13 horas, en primera convocatoria y a la misma hora y lugar del día siguiente en segunda convocatoria con el siguiente

Orden del día

Primero.—Examen y en su caso aprobación de las Cuentas Anuales de la sociedad, Informe de Gestión y propuesta de aplicación del resultado, correspondientes al ejercicio cerrado al 31 de diciembre de 2002 y de la gestión del Consejo de Administración.

Segundo.—Reducción de capital en su caso y su correspondiente modificación estatutaria.

Tercero.—Nombramiento de auditores para el ejercicio 2003.

Cuarto.—Retribución al Consejo de Administración, para el ejercicio 2003.

Los accionistas y los representantes de los trabajadores tienen el derecho de examinar en el domicilio social y el de obtener la entrega o envío gratuitos de los documentos sometidos a su aprobación, del Informe de Gestión y del Informe de los Auditores de Cuentas, así como del texto íntegro de las modificaciones que hayan de introducirse en los Estatutos Sociales, como consecuencia, en su caso, de la adopción de los acuerdos propuestos.

Madrid, 8 de abril de 2003.—Gonzalo Astorqui Zabala.—Secretario del Consejo de Administración.—13.772.

AVANT INGENIERÍA Y CONSTRUCCIÓN, S. A.

Desembolso a metálico de la totalidad de dividendos pasivos

Se hace saber a los socios de Avant Ingeniería y Construcción, SA que por decisión del órgano de administración deberán proceder al ingreso en ... de la Caja de Ahorros de Valencia, Castellón y Alicante, Bancaja, abierta a nombre de Avant Ingeniería y Construcción, SA la totalidad de los dividendos pasivos antes del próximo día 30 de Abril de 2003.

...Nules, ... de abril de 2003.—Salvador Ferrer Balles, Administrador Único.—13.794.

AYA, S. A.

Anuncio de reactivación

En Asamblea General, celebrada el día 03 de Febrero de 2003, a las 18,30 horas, en primera convocatoria, y 19 horas en segunda convocatoria, se acuerda la reactivación de la Sociedad Mercantil.

Ciudad Real, 19 de febrero de 2003.—Victoriano Delso Romero, Administrador Solidario.—12.788.

BANCO DE GALICIA, S. A.

Convocatoria de Junta general ordinaria y extraordinaria

Con fecha 8 de abril de 2003 se publicó en el BORME el anuncio de convocatoria de Junta General Ordinaria y Extraordinaria de Accionistas de Banco de Galicia, S. A., indicando como fecha para su celebración, erróneamente, el 30 de mayo de 2003.

Como consecuencia del error antes citado, con fecha 10 de abril de 2003 se publicó de nuevo en el BORME la convocatoria completa de dicha Junta con la fecha correcta de su celebración, que tendrá lugar el 30 de abril de 2003.

Madrid, 10 de abril de 2003.—D. Jesús Platero Paz, Presidente del Consejo de Administración.—13.927.

BETA CAPITAL MEESPIERSON, SOCIEDAD ANÓNIMA

Junta General de Accionistas

El Consejo de Administración del día 24 de Marzo de 2003, ha decidido celebrar la Junta General de Accionistas, el día 29 de Abril de 2003 a las dieciséis horas en primera convocatoria en el domicilio social de la entidad y al día siguiente en el mismo lugar y hora en segunda convocatoria, con el siguiente

Orden del día

Primero.—Examen y aprobación, en su caso, del Balance, Cuenta de Pérdidas y Ganancias, Memoria Social e Informe de Gestión, tanto individuales como consolidados correspondientes al ejercicio 2002.

Segundo.—Distribución de resultados.

Tercero.—Aprobación de la Gestión del Consejo de Administración durante el ejercicio 2002.

Cuarto.—Cese y nombramiento de Consejeros.

Quinto.—Otros asuntos.

Sexto.—Aprobación del Acta o designación, en su caso de interventores para su aprobación.

De acuerdo con lo dispuesto en el artículo 212 de la Ley de Sociedades Anónimas, se hace constar que a partir de la presente convocatoria, cualquier accionista podrá obtener de la Sociedad de forma inmediata y gratuita los documentos a que se refiere el punto primero del Orden del día y el informe de los Auditores de Cuentas.

Madrid, 8 de abril de 2003.—El Presidente del Consejo de Administración, Jorge Calvet Spi-

ANTENA 3 DE TELEVISIÓN, S. A.

Convocatoria de Junta General Extraordinaria de Accionistas

Por acuerdo del Consejo de Administración se convoca Junta General Extraordinaria de Accionistas, que se celebrará, en primera convocatoria, el día 28 de abril de 2003, a las 19.00 horas, en el domicilio social, San Sebastián de los Reyes (Madrid), Avenida Isla Graciosa, s/n, y en su caso, en segunda convocatoria, el siguiente día 29 de abril de 2003, a la misma hora y en el mismo lugar, a fin de deliberar y resolver sobre los asuntos comprendidos en el siguiente

ORDEN DEL DÍA

Primero.–Acuerdos sobre solicitud de admisión a cotización en las Bolsas de Valores españolas y en el Sistema de Interconexión Bursátil (SIBE) de las acciones que componen la totalidad del capital social de Antena 3 de Televisión, S. A.

Segundo.–Modificación de los artículos 5, 7, 9, 10, 12 y 20 de los Estatutos Sociales a fin de adecuar su contenido a las exigencias del régimen de sociedades cotizadas y creación de un nuevo artículo 31 bis.

Tercero.–Delegación de facultades para formalizar, interpretar, subsanar y ejecutar los acuerdos adoptados por la Junta General de Accionistas.

INTERVENCIÓN DE NOTARIO EN LA JUNTA

El Consejo de Administración ha acordado requerir la presencia de Notario para que levante acta de la Junta, de conformidad con lo dispuesto en el artículo 114 de la Ley de Sociedades Anónimas en relación con los artículos 101 y 103 del Reglamento del Registro Mercantil.

DERECHO DE INFORMACIÓN

De conformidad con lo dispuesto en los artículos 112 y 212 de la Ley de Sociedades Anónimas, se hace constar que los accionistas de la Compañía tienen derecho a examinar y obtener en el domicilio social (o a solicitar que les sea remitida de forma inmediata y gratuita) copia de los documentos que en relación con el punto segundo del orden del día van a ser sometidos a aprobación de la Junta (texto íntegro de la propuesta de acuerdo e informe preceptivo justificativo de las modificaciones estatutarias que se proponen).

REQUISITOS PARA LA ASISTENCIA A LA JUNTA GENERAL

Tendrán derecho a asistir a la Junta General los señores accionistas titulares de acciones que las tuvieran inscritas en el Libro Registro de Acciones con cinco días de antelación a aquel en el que haya de celebrarse la Junta.

También tendrán derecho a asistir a la Junta los titulares de acciones que acrediten, mediante documento público, su regular adquisición de quien en el Libro Registro aparezca como titular. Todo accionista que tenga derecho a asistir podrá hacerse representar en la Junta por medio de otra persona, aunque no sea accionista, y ello en la forma y requisitos establecidos en el artículo 106 del texto refundido de la Ley de Sociedades Anónimas.

Nota: La Junta se celebrará, previsiblemente, en primera convocatoria.

Madrid, 10 de abril de 2003

El Secretario del Consejo de Administración, Mónica Martín de Vidales Godino

NOTARÍA DE MEJORADA DEL CAMPO (MADRID)

EDICTO

D. Juan José Sosa Alguacil-Carrasco, Notario de Mejorada del Campo (Madrid), perteneciente al Ilustre Colegio Notarial de Madrid, en cumplimiento de la legislación vigente

HAGO SABER

Que con fecha 25-3-2003 se ha iniciado en esta Notaría Acta de Notoriedad a requerimiento de D. Francisco Martínez Martínez, relativa a la inmatriculación del exceso de cabida y actualización de linderos registrales de la finca urbana, sita en Mejorada del Campo (Madrid) que al final se identifica, consistiendo dicho exceso en una superficie de 214 m², toda vez que, registralmente, figura con una superficie de 3.161 m², ostentando en realidad una superficie de 5.375 m², siendo sus linderos actuales los siguientes: por el Norte, con camino de Las Bocas o Camino de [illegible] a la parte posterior del cementerio; por el Este y el Oeste, con la finca de Don Francisco Gila de la Puerta (heredero de Doña María del Rosario Salamanca Ramírez de [illegible]), y al Sur, con la misma y con la finca de Doña Carmen Gallego Martínez (hija de Doña Atanasia Martínez Peñalver).

Lo que se pone en general conocimiento mediante la publicación de este edicto y especialmente a las personas que más adelante se citan, para que cualquiera de ellas que crea ostentar algún derecho en relación con dicha acta, comparezca en esta Notaría, dentro del plazo de veinte días contados a partir de la fecha de publicación del presente y en horas de despacho, para exponer y justificar el mismo.

Finca que se cita: URBANA (ANTES RÚSTICA CON OLIVOS) EN EL CAMINO DE LAS NOCHES, TÉRMINO MUNICIPAL DE MEJORADA DEL CAMPO (MADRID). PARCELA 8 DEL POLÍGONO 8, HOY POLÍGONO 6. Tiene una superficie total de treinta y un áreas y sesenta y un centiáreas (3.161 m²). Linda: al Norte, con Camino de las Bocas; al Este y Oeste, con la finca de Doña María del Rosario Salamanca Ramírez de Haro; y al Sur, con la misma y la de Doña Atanasia M. Peñalver. Inscripción: Inscrita en el Registro de la Propiedad número 2 de Alcalá de Henares, al tomo 2, libro 122, folio 132, finca número 925, inscripción 8ª.

Referencia Catastral: 9818603VK5791N0001Le.

Personas e Instituciones que se citan nominativamente: Don Francisco Gila de la Puerta (descendiente de Doña María del Rosario Salamanca Ramírez de Haro), Doña Carmen Gallego Martínez (hija de Doña Atanasia Martínez Peñalver) y Consejería de Economía, Dirección General de Agricultura (Madrid), Mejorada del Campo (Madrid), Renta y uno de marzo de dos mil tres.

Dirección de la Notaría: C/ Mayor, nº 18 (Mejorada del Campo (Madrid). Tfno.: 91 [illegible] 05. Horario: Lunes a viernes, 10.00 h.-[illegible] h., y martes y jueves también 17.00 h.-[illegible] h.

IRU-ARRI, S. A.

Anuncio de Reducción de Capital Social

A efectos de lo dispuesto en el artículo 165 del Texto Refundido de la Ley de Sociedades Anónimas (en adelante, TRLSA), se hace público que la Junta General Ordinaria y Universal de Accionistas de IRU-ARRI, S. A., celebrada el día 9 de abril de 2003, acordó, por unanimidad, reducir el capital social en la cifra de 118.216,70 euros, mediante la amortización de la totalidad de las 1.967 acciones propias en poder de la Sociedad en autocartera, números 82.459 a 84.180 y 207.253 a 207.497, todas ellas inclusive, de 60,10 euros de valor nominal cada una de ellas, íntegramente asumidas y desembolsadas, ascendiendo el capital social de la misma, tras la reducción de capital social acordada, a 11.702.311,40 euros.

Adicionalmente y con análogo propósito, esto es, a efectos de lo dispuesto en el artículo 165 TRLSA, se hace público que la Junta General Ordinaria y Universal de Accionistas de IRU-ARRI, S. A., celebrada el día 9 de abril de 2003, acordó seguidamente a lo señalado en el párrafo anterior y por unanimidad, reducir el capital social en la cuantía de 591.023,40 euros, de forma que el mismo quedase fijado en la cifra de 11.111.288 euros, mediante la adquisición de 9.834 acciones de la propia Sociedad, de 60,10 euros de valor nominal cada una, íntegramente asumidas y desembolsadas, por el procedimiento establecido en el artículo 170 TRLSA. Una vez concluida la vigencia de la oferta de adquisición, la misma ha sido cubierta en su totalidad con las acciones números 161.582 a 170.190 y 204.804 a 206.028, todos ellos inclusive, y, en su virtud, la disminución de los recursos propios sociales asciende a un total de 1.157.319,57 euros, correspondiendo los ya referidos 591.023,40 euros a capital social y los restantes 566.296,17 euros, a la reducción de otros fondos propios de libre disposición.

Se hace constar el derecho que asiste a los acreedores de la Sociedad de oponerse a ambas reducciones de capital social acordadas por la Sociedad, en los términos regulados por el artículo 166 TRLSA.

Las Arenas, Guecho (Vizcaya), a 9 de abril de 2003.–**El Presidente del Consejo de Administración de IRU-ARRI, S. A., D. Manuel Sendagorta McDonnell**

PROMOCIONES SOCIALES TORRELARA, S. A.

Por acuerdo del Consejo de Administración se convoca a la Junta General Ordinaria de accionistas, que se celebrará el día 23 de mayo de 2003, en el domicilio social, calle Cuesta de la Sierra, 11, de Mecerreyes, a las 12 horas en primera convocatoria, o al día siguiente, en segunda convocatoria, si procediere, en el mismo lugar y hora, con el siguiente

ORDEN DEL DÍA

Primero.–Examen y aprobación, si procede, de las cuentas anuales (Balance, Cuenta de pérdidas y ganancias y Memoria) y de la gestión social, todo ello referido al ejercicio cerrado el 31 de diciembre de 2002.

Segundo.–Examen y aprobación, si procede, de la propuesta de resultado correspondiente igualmente al ejercicio cerrado el 31 de diciembre de 2002.

Tercero.–Ruegos y preguntas.

Cuarto.–Redacción, lectura y aprobación, en su caso, del acta de la Junta.

A partir de la presente convocatoria, los señores socios podrán examinar en el domicilio social y obtener de forma inmediata y gratuita, el texto íntegro de los documentos que han de ser sometidos a la aproba-

ESPASA CALPE, S. A.

JUNTA GENERAL EXTRAORDINARIA DE ACCIONISTAS

Por acuerdo del Consejo de Administración, se convoca Junta General Extraordinaria de Accionistas, a celebrar en Madrid, en el domicilio social situado en la Carretera de Irún, km. 12.200 (variante de Fuencarral), en primera convocatoria el día 29 de abril de 2003, a las 16.30 horas, y, en su caso, en segunda convocatoria, al día siguiente, en el mismo lugar y hora, con el objeto de deliberar y decidir sobre el siguiente

ORDEN DEL DÍA

Primero.–Cambio de domicilio social a Pozuelo de Alarcón (Madrid), Complejo Ática-Edificio 4, Vía de las Dos Castillas, nº 33, y consiguiente modificación del artículo 2 de los Estatutos Sociales relativo al domicilio social.

Segundo.–Redacción, lectura y aprobación, en su caso, del Acta de la Junta.

Se hace constar que a partir de la presente convocatoria, los accionistas podrán examinar en el domicilio social el texto íntegro de la modificación propuesta en el punto primero del Orden del Día y el informe de los Administradores de la sociedad justificativo de la misma, y podrán asimismo pedir la entrega o envío gratuito de dichos documentos.

En Madrid, a 9 de abril de 2003

D. Andrés Mochales Blasco, Secretario del Consejo de Administración

SILLEIRO DE INVERSIÓN, SIMCAV, S. A.

Junta General Ordinaria y Extraordinaria

Por acuerdo del Consejo de Administración de la Sociedad se convoca a los señores accionistas a Junta General Ordinaria y Extraordinaria, a celebrar en el domicilio social, calle Padilla, 17, en Madrid, el día 11 de junio de 2003, a las 11.15 horas en primera convocatoria, o el siguiente día, 12 de junio de 2003, en el mismo lugar y a la misma hora, en segunda convocatoria, para deliberar y adoptar los acuerdos que procedan sobre el siguiente

ORDEN DEL DÍA

Primero.–Examen y aprobación, si procede, de las Cuentas Anuales y la Propuesta de Aplicación del Resultado correspondiente al ejercicio de 2002.

Segundo.–Aprobación de la gestión del Consejo de Administración.

Tercero.–Nombramiento o renovación de Auditores.

Cuarto.–Renuncia, nombramiento o renovación de administradores.

Quinto.–Autorización para la adquisición derivativa de acciones propias.

Sexto.–Regulación del Comité de Auditoría y consiguiente modificación de los Estatutos Sociales. Delegación de facultades.

Séptimo.–Aprobación del Acta de la Junta.

Se recuerda a los señores accionistas respecto del derecho de asistencia, que podrán ejercitarlo de conformidad con los Estatutos Sociales y la legislación aplicable, pudiendo examinar, en el domicilio social, el texto íntegro de la modificación estatutaria propuesta y el informe sobre la misma, así como el informe del Auditor de Cuentas. Asimismo podrán solicitar la entrega o el envío gratuito de dichos documentos.

Madrid, 14 de marzo de 2003

El Secretario del Consejo de Administración

CONSTRUCCIONES REYSOR, S. A.

De acuerdo con lo dispuesto en el artículo 165 de la Ley de Sociedades Anónimas, se hace público que la Junta General Universal de la expresada sociedad, en su reunión de 29 de diciembre de 2002, a la vista del informe escrito del órgano de administración, entre otros, acordó por unanimidad reducir el capital social en 104.393,70 euros, quedando fijado en 436.506,30 euros, con la finalidad de condonar dividendo pasivos no satisfechos, mediante la reducción del número de acciones, efectuándose reducción y renumeración de las mismas.

Los acreedores de la sociedad podrán oponerse a la reducción de capital, en el plazo de un mes, a contar desde la fecha de publicación del último anuncio del acuerdo de reducción, en los términos previstos en el artículo 166 de la Ley de Sociedades Anónimas.

En Alcoy, a 29 de diciembre de 2002

El Administrador Único, Rafael Sorolla Carbonell

COOPERACIÓN CULTURAL, S. A.

Por acuerdo del Consejo de Administración se convoca a la Junta General Ordinaria de accionistas, que se celebrará el día 23 de mayo de 2003, en el domicilio social, calle Luis de Salazar, 3, 1-A, de Madrid, a las doce horas en primera convocatoria, o al día siguiente, en segunda convocatoria, si procediere, en el mismo lugar y hora, con el siguiente

ORDEN DEL DÍA

Primero.–Examen y aprobación, si procede, de las cuentas anuales (Balance, Cuenta de pérdidas y ganancias y Memoria) y de la gestión social, todo ello referido al ejercicio cerrado el 31 de diciembre de 2002.

Segundo.–Examen y aprobación, si procede, de la propuesta de resultado correspondiente igualmente al ejercicio cerrado el 31 de diciembre de 2002.

Tercero.–Ruegos y preguntas.

Cuarto.–Redacción, lectura y aprobación, en su caso, del acta de la Junta.

A partir de la presente convocatoria, los señores socios podrán examinar en el domicilio social y obtener de forma inmediata y gratuita, el texto íntegro de los documentos...

SENER GRUPO DE INGENIERÍA, S. A.

ANUNCIO REDUCCIÓN DE CAPITAL SOCIAL

A efectos de lo dispuesto en el artículo 165 TRLSA, se hace público que la Junta General Ordinaria y Universal de Accionistas de SENER GRUPO DE INGENIERÍA, S. A., celebrada el día 9 de abril de 2003, acordó por unanimidad reducir el capital social en la cuantía de 2.173.732,99 euros, de forma que el mismo quedase fijado en la cifra de 41.300.760,93 euros, mediante la adquisición de 52.417 acciones de la propia Sociedad, de 41,47 euros de valor nominal cada una, íntegramente asumidas y desembolsadas, por el procedimiento establecido en el artículo 170 TRLSA. Una vez concluida la vigencia de la oferta de adquisición, la misma ha sido cubierta en su totalidad con las acciones números 959.401 a 1.011.400 y 1.047.920 a 1.048.336, todos ellos inclusive, y, en su virtud, la disminución de los recursos propios sociales asciende a un total de 4.207.598,31 euros, correspondiendo los ya referidos 2.173.732,99 euros a capital social y los restantes 2.033.865,32 euros, a la reducción de otros fondos propios de libre disposición.

Se hace constar el derecho que asiste a los acreedores de la Sociedad de oponerse a la reducción de capital social acordada por la Sociedad, en los términos regulados por el artículo 166 TRLSA.

Las Arenas, Guecho (Vizcaya), a 9 de abril de 2003

El Presidente del Consejo de Administración de SENER GRUPO DE INGENIERÍA, S. A., FSC INGENIERÍA Y TECNOLOGÍA, S. L. (en su nombre y representación, D. Jorge Manuel Sendagorta Gomendio)

Por acuerdo del Consejo de Administración de SERVICIO DE FACTURACIÓN MECANIZADA, S. A., se convoca a los señores accionistas a Junta General Ordinaria, que se celebrará en el Área Empresarial Andalucía, sector 1, Madrid, a las 14 horas del día 8 de mayo de 2003 en primera convocatoria, o al día siguiente, en segunda convocatoria, en los mismos lugar y hora, con arreglo al siguiente

ORDEN DEL DÍA

1º Examen y aprobación, en su caso, de las Cuentas Anuales, del informe de gestión, del cometido de los administradores y aplicación de los resultados del ejercicio 2002.

2º Delegación de facultades para elevación a público de los acuerdos que puedan adoptarse.

3º Ruegos y preguntas.

4º Lectura y aprobación, si procede, del acta de la Junta.

Los accionistas podrán obtener de forma inmediata y gratuita los documentos que han de ser sometidos a la aprobación de la presente Junta.

El Secretario del Consejo de Administración

BRIKOHENARES, S. A. UNIPERSONAL

Cesión global de activos y pasivos

La Junta General de la Sociedad, celebrada el 31 de octubre de 2002, en el domicilio social, acordó por unanimidad disolver la sociedad, sin apertura de periodo de liquidación, y adjudicar la totalidad de sus activos y pasivos a su accionista único, la sociedad "PROMOTORA HENARES, S. A.". Los acreedores de la sociedad cedente y de la cesionaria tienen derecho a obtener el texto íntegro del acuerdo adoptado, así como a oponerse a la cesión en el plazo de un mes.

Madrid, 9 de abril de 2003

El Consejero: D. Luis Rodríguez

GRUPO MGO, S. A.

CONVOCATORIA DE JUNTA GENERAL EXTRAORDINARIA

Por acuerdo del Consejo de Administración de la Sociedad, y en cumplimiento de lo que disponen la Ley de Sociedades Anónimas y los Estatutos Sociales de la compañía, se convoca a los Sres. Accionistas a la Junta General Extraordinaria, que se celebrará en el domicilio social, sito en Madrid, c/ Santa Rita, nº 9, el día 29 de abril de 2003, a las 12 horas en primera convocatoria o, en su caso, al día siguiente, a la misma hora y lugar, en segunda convocatoria, con arreglo al siguiente

ORDEN DEL DÍA

- Ampliación del objeto social de la compañía, con la consiguiente modificación del artículo 2º de los Estatutos Sociales.
- Ruegos y pregunta.

Se ruega constar el derecho de todos los accionistas a examinar y obtener de la sociedad, de forma inmediata y gratuita, el texto íntegro de las modificaciones propuestas e informe sobre las mismas...

HISPAPEL, S.A.

JUNTA GENERAL ORDINARIA Y EXTRAORDINARIA DE ACCIONISTAS

El Consejo de Administración de Hispapel, S. A., acordó convocar Junta General Ordinaria y Extraordinaria de Accionistas, que se celebrará en primera convocatoria el próximo 30 de abril a las 12.30 horas, en el domicilio social con arreglo al siguiente ORDEN DEL DÍA:

Primero.–Examen y aprobación, en su caso, de las Cuentas Anuales e Informe de Gestión, propuesta de aplicación del Resultado y gestión del Consejo de Administración, todo ello correspondiente al ejercicio 2002.

Segundo.–Reestructuración del Consejo de Administración, con renovación y, en su caso, cese, nombramiento y/o ratificación de nuevos Consejeros, fijando el número de éstos y del Comité Ejecutivo.

Tercero.–Autorización al Consejo de Administración para la adquisición derivativa de acciones propias, directamente o a través de sociedades dominadas.

Cuarto.–Delegación de facultades para la formalización, inscripción y ejecución, en su caso, de los acuerdos adoptados, y para efectuar el preceptivo depósito de las Cuentas Anuales en el Registro Mercantil.

Quinto.–Ruegos y preguntas.

Sexto.–Lectura y aprobación, si procede, del acta de la reunión, o nombramiento de interventores en su caso.

La segunda convocatoria, si procediera, se celebrará en el mismo lugar y a la misma hora del día 5 de mayo de 2003.

Desde esta convocatoria los socios podrán examinar, en el domicilio social, los documentos que se someterán a la aprobación de la Junta, el Informe de Gestión, o pedir su entrega gratuita, y solicitar por escrito, con anterioridad a su celebración, o verbalmente durante la misma, los informes y aclaraciones que estimen oportuno sobre los asuntos comprendidos en el orden del día.

El derecho de asistencia se regirá por los Estatutos Sociales.

Madrid, 9 de abril de 2003

El Secretario del Consejo de Administración

Por acuerdo del Consejo de Administración de MAQUINARIA ICOP, S. A., se convoca a los señores accionistas a Junta General Ordinaria, que se celebrará en el Área Empresarial Andalucía, sector 1, Madrid, a las 13 horas del día 8 de mayo de 2003 en primera convocatoria, o al día siguiente, en segunda convocatoria, en los mismos lugar y hora, con arreglo al siguiente

ORDEN DEL DÍA

1º Examen y aprobación, en su caso, de las Cuentas Anuales, del informe de gestión, del cometido de los administradores y aplicación de los resultados del ejercicio 2002.

2º Delegación de facultades para elevación a público de los acuerdos que puedan adoptarse.

3º Ruegos y preguntas.

4º Lectura y aprobación, si procede, del acta de la Junta.

Los accionistas podrán obtener de forma inmediata y gratuita los documentos que han de ser sometidos a la aprobación de la presente Junta.

El Secretario del Consejo de Administración

ERICSSON ESPAÑA, S. A.

(SOCIEDAD UNIPERSONAL)

El Socio Único de la sociedad, en ejercicio de las competencias de la Junta General Ordinaria y Extraordinaria de accionistas acordó, con fecha 8 de abril de 2003, con el fin de restablecer el equilibrio patrimonial entre sus fondos propios y el capital social de la sociedad y compensar pérdidas, reducir el capital social de la compañía fijado en 61.100.000 euros y representado por 61.100.000 acciones al portador de igual clase y serie y de un euro de valor nominal cada una, hasta la cifra de 43.000.000 de euros mediante la amortización de 18.100.000 acciones, números 43.000.0001 a 61.100.000, al portador, de igual clase y serie, de un euro de valor nominal cada una de ellas y sin que dicha amortización de lugar a devolución de aportaciones al socio único.

En virtud del acuerdo anterior se modificará en consecuencia el artículo 6º de los Estatutos Sociales.

En Madrid, a 3 de abril de 2003

El Secretario del Consejo de Administración

Por acuerdo del Consejo de Administración de REDONDO Y GARCÍA, S. A., se convoca a los señores accionistas a Junta General Ordinaria, que se celebrará en el Área Empresarial Andalucía, sector 1, Madrid, a las 10 horas del día 8 de mayo de 2003 en primera convocatoria, o al día siguiente, en segunda convocatoria, en los mismos lugar y hora, con arreglo al siguiente

ORDEN DEL DÍA

1º Examen y aprobación, en su caso, de las Cuentas Anuales, del informe de gestión, del cometido de los administradores y aplicación de los resultados del ejercicio 2002.

2º Delegación de facultades para elevación a público de los acuerdos que puedan adoptarse.

3º Ruegos y preguntas.

4º Lectura y aprobación, si procede, del acta de la Junta.

Los accionistas podrán obtener de forma inmediata y gratuita los documentos que han de ser sometidos a la aprobación de la presente Junta.

El Secretario del Consejo de Administración

V.D.S., S. A.

En cumplimiento de lo dispuesto en el artículo 150 de la Ley de Sociedades Anónimas, se hace público el...

SOMOLINOS INVERSIONES, SIMCAV, S. A.

Junta General Ordinaria y Extraordinaria

Por acuerdo del Consejo de Administración de la Sociedad se convoca a los señores accionistas a Junta General Ordinaria y Extraordinaria, a celebrar en el domicilio social, calle Padilla, 17, en Madrid, el día 11 de junio de 2003, a las 10.15 horas, en primera convocatoria, o el siguiente día, 12 de junio de 2003, en el mismo lugar y a la misma hora, en segunda convocatoria, para deliberar y adoptar los acuerdos que procedan sobre el siguiente

ORDEN DEL DÍA

Primero.–Examen y aprobación, si procede, de las Cuentas Anuales y la Propuesta de Aplicación del Resultado correspondiente al ejercicio de 2002.

Segundo.–Aprobación de la gestión del Consejo de Administración.

Tercero.–Nombramiento o renovación de Auditores.

Cuarto.–Renuncia, nombramiento o renovación de administradores.

Quinto.–Autorización para la adquisición derivativa de acciones propias.

Sexto.–Regulación del Comité de Auditoría y consiguiente modificación de los Estatutos Sociales. Delegación de facultades.

Séptimo.–Aprobación del Acta de la Junta.

Se recuerda a los señores accionistas respecto del derecho de asistencia, que podrán ejercitarlo de conformidad con los Estatutos Sociales y la legislación aplicable, pudiendo examinar, en el domicilio social, el texto íntegro de la modificación estatutaria propuesta y el informe sobre la misma, así como el informe del Auditor de Cuentas. Asimismo podrán solicitar la entrega o el envío gratuito de dichos documentos.

Madrid, 14 de marzo de 2003

El Secretario del Consejo de Administración

Por acuerdo del Consejo de Administración de FERRETERÍA EUROPA, S. A., se convoca a los señores accionistas a Junta General Ordinaria, que se celebrará en el Área Empresarial Andalucía, sector 1, Madrid, a las 12 horas del día 8 de mayo de 2003 en primera convocatoria, o al día siguiente, en segunda convocatoria, en los mismos lugar y hora, con arreglo al siguiente

ORDEN DEL DÍA

1º Examen y aprobación, en su caso, de las Cuentas Anuales, del informe de gestión, del cometido de los administradores y aplicación de los resultados del ejercicio 2002.

2º Delegación de facultades para elevación a público de los acuerdos que puedan adoptarse.

3º Ruegos y preguntas.

4º Lectura y aprobación, si procede, del acta de la Junta.

Los accionistas podrán obtener de forma inmediata y gratuita los documentos que han de ser sometidos a la aprobación de la presente Junta.

El Secretario del Consejo de Administración

A-7, S. A.

TRASLADO DE DOMICILIO

La Junta General de Accionistas celebrada con carácter universal el 31 de marzo de 2003 ha acordado trasladar el domicilio social de la compañía al paseo de la Dirección, 350, de Madrid y, en consecuencia, modificar el artículo 4º de los Estatutos Sociales.

En Madrid, a 7 de abril de 2003

La Secretario del Consejo de Administración

DIVISIÓN CUATRO, S. A.

Se convoca Junta General Ordinaria de la sociedad, a celebrarse el próximo día 9 de mayo de 2003, a las 10.00 horas, en primera convocatoria, en la Plaza de Ángel Carbajo, 6, 8º A, y en el mismo lugar y hora del día siguiente, en segunda convocatoria, con arreglo al siguiente orden del día:

1. Lectura y aprobación, en su caso, de las cuentas anuales del ejercicio cerrado a 30 de noviembre de 2002.
2. Aplicación del resultado del ejercicio cerrado a 30 de noviembre de 2002.
3. Renovación del nombramiento de los administradores solidarios.
4. Facultades de protocolización.
5. Lectura y aprobación, en su caso, del acta de la reunión.

Se recuerda a los señores accionistas el derecho que les asiste de obtener de la sociedad, de forma inmediata y gratuita, los documentos que han de ser sometidos a examen y aprobación de la Junta.

Madrid, a 8 de abril de 2003

La Administradora Solidaria, Beatriz Quintana Ruiz

ACTIVOS EN RENTA CAPITAL VARIABLE, S.I.M.C.A.V., S. A.,

(antes AR CAPITAL VARIABLE I, S.I.M.C.A.V., S. A.)

En cumplimiento de la normativa vigente...

[illegible] l Consejo de Administración de [illegible]DAD LINEAL 2000, S. A., en su [reun]ión celebrada el día 6 de marzo [de 2]003, adoptó por mayoría el [acu]erdo de trasladar el domicilio [soci]al de la entidad al Paseo Infan...

TIMBRE DEL ESTADO

06/2003

5A7100313

ISABEL ESTAPE TOUS - NOTARIO DE MADRID -

ES COPIA DE SU ORIGINAL, con el que concuerda y al que me remito, y la expido para la Sociedad, en diez folios, el presente que signo, firmo, rubrico y sello y los nueve anteriores correlativos en orden y de la misma serie, **en MADRID el mismo día de su otorgamiento. DOY FE.** -------------------------

FE PÚBLICA NOTARIAL

CONSEJO GENERAL DEL NOTARIADO ESPAÑOL

NOTARIADO EUROPA

NIHIL PRIUS FIDE

0036305031

ISABEL ESTAPE TOUS - NOTARIO DE MADRID -

REGISTRO MERCANTIL DE MADRID
P.º de la Castellana, 44 - 28046 MADRID

N.I.F. - E-81458556

DOCUMENTO PRESENTADO	2.003 99.719,0	
DIARIO	1.342	
ASIENTO	969	

EL REGISTRADOR MERCANTIL que suscribe previo examen y calificación del documento precedente de conformidad con los artículos 18-2 del Código de Comercio y 6 del Reglamento del Registro Mercantil, ha procedido a su inscripción en el:

TOMO: 15.865 LIBRO: 0 FOLIO: 180
SECCION: 8 HOJA: M-34473
INSCRIPCION: 149

Madrid, 07 de AGOSTO de 2.003
EL REGISTRADOR,

Aplicada la Reducción de los R.D.L. 6/1999 y 6/2000
BASE: SIN CUANTIA
HNOS S/M: SETENTA Y DOS CON VEINTIUN CÉNTIMOS
********72,21

De conformidad con los artículos 333 RH y 80 RRM, SE HACE CONSTAR, que según resulta de los archivos informáticos del Registro (artículo 12 y 79 RRM), la hoja registral de la entidad no se halla sujeta a cierre registral alguno, ni en la misma consta extendido asiento relativo a quiebra, suspensión de pagos o disolución.

REGISTRO MERCANTIL DE MADRID

[redacted]

IBERCLEAR

ACEPTACIÓN DE LA DESIGNACIÓN COMO ENTIDAD ENCARGADA DEL REGISTRO CONTABLE

Nº 2459

D. MIGUEL MALDONADO VIDAL Director de Operaciones Bursátiles, de la Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (IBERCLEAR), en su nombre y representación, facultado para otorgar la presente certificación en virtud de poder protocolizado ante el Notario de Madrid, D. Luis Rueda Esteban, el día 3 de abril de 2003, número 1.533 de su protocolo, inscrito en el Registro Mercantil de Madrid, tomo 15.611, libro O, folio 18, sección 8, hoja M-262.818, causando la inscripción 19ª, el 19 de mayo de 2003, poder que declara vigente, por medio del presente documento.

EXPONE

Que según consta en la escritura otorgada ante el Notario de Madrid, Dª Isabel Estapé Tous, el 6 de agosto de 2003, con número de protocolo 918, la Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. ha sido designada como entidad encargada del registro contable de las acciones de ANTENA 3 DE TELEVISIÓN, S.A., en cuanto valores respecto de los que se va a solicitar la admisión a negociación en Bolsa, sin perjuicio de lo previsto en el párrafo segundo del artículo 44 bis de la Ley del Mercado de Valores.

CERTIFICA

Que la Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. acepta la designación como entidad encargada del registro contable de los valores citados en el expositivo anterior.

Para que conste a los efectos de su inscripción en Registro Mercantil, se expide la presente, en Madrid, a 6 de agosto de 2003.

IBERCLEAR

RELACIONADO este documento en la Inscripción 149 de la hoja número M-34473 folio 160 tomo 15865 general de la Sección 8 del Libro de Sociedades del Registro Mercantil de Madrid.

Madrid, 7 de Agosto 2003

El Registrador que ...
consta ...

...pia ...
...dad ...
...º 17185 en ...
7 de Agosto de 2003

03 SEP 30 AM 7:21

Shareholders' Extraordinary General Meeting held on 29th August 2003

Amendment of the following articles of the Corporate By-laws: 5 (capital stock), 21 and 29 of the Corporate By-laws (requisite of a minimum capital to attend the Shareholders' General Meeting and minimum and maximum number of members of the Board of Directors), articles 3, 7, 8, 10, 14, 17, 20, 23, 24, 25, 26, 27, 30, 31, 31bis, 32, 33, 34, 35, 36, 37 and 38, to incorporate the current criteria in the context of corporate governance of listed joint stock companies. Approval of the New Text of the Corporate By-laws.

Deed dated 4th September 2003 granted before the Notary Public of Madrid, Ms. Isabel Estape Tous under number 984 of her official records.

5A7100708

06/2003

ISABEL ESTAPE TOUS
NOTARIO
C/ PRINCIPE DE VERGARA, 103 1º Izda.
Teléf 915628605-Fax 915628606
MADRID

«ESCRITURA DE MODIFICACIÓN DE ESTATUTOS SOCIALES»

NÚMERO NOVECIENTOS OCHENTA Y CUATRO.-----------

En MADRID, mi residencia, a cuatro de Septiembre de dos mil tres. -----------------------------

Ante mí, **ISABEL ESTAPE TOUS**, Notario de esta Capital y del Ilustre Colegio de Madrid. ----------

==== C O M P A R E C E ====

DOÑA CARMEN RODRÍGUEZ MARTÍN, mayor de edad, casada, vecina de San Sebastián de los Reyes, con domicilio profesional en Avenida Isla Graciosa, 13; con D.N.I. y N.I.F. número 3.419.914-K. -----------

==== I N T E R V I E N E ====

En nombre y representación, como vicesecretario de la Sociedad **"ANTENA 3 DE TELEVISIÓN, S.A."**, de nacionalidad española, con domicilio en San Sebastián de los Reyes, Avenida Isla Graciosa, 13; constituida por tiempo indefinido en escritura autorizada el día 7 de junio de 1988, ante el Notario de Madrid Don José Machado Carpenter; adaptados sus

Estatutos a la vigente legislación mercantil en otra escritura autorizada por el mismo Notario el día cinco de julio de 1991, con el número 2.108 de orden. INSCRITA en el Registro Mercantil de Madrid, en el tomo 1924, folio 108, hoja número: M-34473, inscripción 1ª. Su C.I.F. número: A78839271. ------

El nombramiento y sus facultades para este acto resultan de su cargo de Vicesecretario no Consejero del Consejo de Administración de la Sociedad, cargo que asegura ejerce en la actualidad y para el que fue nombrada por acuerdo del Consejo de fecha 19 de diciembre de 2002, formalizado en la escritura otorgada el día 4 de febrero de 2003, ante el Notario de San Sebastián de los Reyes Don Emiliano Alvarez Buitrago, con el número 360 de orden, que causó la inscripción 139 de la hoja registral de la Sociedad en el Registro Mercantil. ---------------

Está especialmente facultada para este acto según resulta de una certificación expedida por la propia compareciente como Vicesecretario no Consejero del Consejo, con el visto bueno de su Presidente Don José Manuel Lara Bosch, cuyas firmas reputo legítimas. Dicha certificación se incorpora a la presente escritura matriz. --------------------

Me asegura la vigencia de su cargo, facultades representativas y la persistencia de la capacidad jurídica de la entidad que representa. ------------

Tiene, a mi juicio, en el concepto en que interviene, capacidad legal para otorgar la presente ESCRITURA DE MODIFICACIÓN DE ESTATUTOS SOCIALES, y al efecto: --

==== E X P O N E ====

I.- Que según resulta de la certificación unida a la presente, la Junta General de accionistas de la Sociedad "ANTENA 3 DE TELEVISION, S.A." en sesión celebrada el día 29 de agosto de 2003, adoptó los acuerdos relativos a la modificación de determinados artículos de sus Estatutos sociales y aprobación de un nuevo texto refundido de los mismos, con el texto que figura en la certificación unida a la presente y anexo incorporado a la misma, cuyo contenido se da aquí por íntegramente reproducido.

II.- Hace constar también la compareciente que el domicilio de la Sociedad ha sufrido variación en

cuanto al número de policía de la Avenida Isla Graciosa, de Alcobendas, donde está situado, antes sin número y hoy número 13, por consecuencia de la renumeración practicada por el Ayuntamiento de San Sebastián de los Reyes, según resulta de un certificado de dicho Ayuntamiento que me exhibe y del cual deduzco una fotocopia que dejo incorporada a la presente escritura. ---------------------------

Esta circunstancia ha quedado recogida en el artículo estatutario correspondiente al domicilio en el nuevo texto refundido que consta unido a la presente escritura. -------------------------------

III.- Y en base a lo expuesto, la señora compareciente, según interviene, otorga las siguientes.

=============== **DISPOSICIONES:** ================

Quedan formalizados los acuerdos adoptados por la Junta General de la Sociedad "**ANTENA 3 DE TELEVISIÓN, S.A.**" en su sesión celebrada el día 29 de agosto de 2003, a que se refiere la presente escritura, en los términos que de la misma se deducen. -

Acta notarial de la Junta. --------------------

Previo requerimiento del órgano de administración, asistió a la Junta cuyos acuerdos se formalizan el Notario de Alcobendas (Madrid), Don Fulgen-

cio Sosa Galván, quien levantó acta de la sesión, con el número 2.275 de su protocolo, de fecha 29 de agosto de 2003. Una copia autorizada de dicha acta se acompañará donde fuere preciso. ----------------

Convocatoria de la Junta.----------------------

Me acredita la compareciente la debida convocatoria de la Junta cuyos acuerdos se formalizan por la presente mediante la exhibición del BORME y del Diario "EL MUNDO", ambos de fecha 11 de agosto de 2003, donde fue insertada dicha convocatoria. -----

Yo, el Notario, deduzco fotocopia coincidente con su original de lo pertinente de dichas publicaciones, que dejo unida a la presente. -------------

INSCRIPCION EN EL REGISTRO MERCANTIL.----------

Advierto expresamente acerca de la obligatoriedad de inscribir en el Registro Mercantil este documento. --

De conformidad con lo previsto en el art. 63.2 del vigente Reglamento del Registro Mercantil se consiente la inscripción parcial de este título pa-

ra los casos previstos en el número 1 de dicho artículo 63. ---------------------------------------

OTORGAMIENTO Y AUTORIZACIÓN. -----------------

Por su elección le leo este instrumento, después de identificarle por su documento reseñado lo encuentra conforme, presta su consentimiento y la firma conmigo, el Notario, que de su íntegro contenido redactado en tres folios de papel timbrado de uso exclusivamente notarial, el presente, y los dos anteriores correlativos en orden, de la misma serie, yo el Notario, Doy fe. ---------------------

Está la firma de la compareciente. ------------

Signado. ISABEL ESTAPE TOUS. Rubricado y sellado. --

ARANCEL NOTARIAL. DERECHOS DEVENGADOS. Arancel aplicable, números: 2, 4
Concepto ELEVACION A PUBLICO DE ACUERDO SOCIAL.
Base: €. TOTAL: (Impuestos excluidos)

DOCUMENTOS UNIDOS: --------------------------

Carmen Rodríguez Martín, Vicesecretario no Consejero del Consejo de Administración de Antena 3 de Televisión, S.A., domiciliada en San Sebastián de los Reyes (Madrid), Avda. Isla Graciosa s/n, y con CIF nº A-78839271,

CERTIFICO

UNO.- Que, según consta en el Libro de Actas de la Sociedad, el día 29 de agosto de 2003, a las 17:00 horas, se celebró, en primera convocatoria, Junta General Extraordinaria de Accionistas de la sociedad ANTENA 3 DE TELEVISIÓN, S.A., en el domicilio de la sociedad, Avda. Isla Graciosa s/n, San Sebastián de los Reyes, Madrid.

Esa Junta General Extraordinaria había sido convocada por el Consejo de Administración de la Sociedad, publicándose los anuncios de convocatoria en el Boletín Oficial del Registro Mercantil número 151, del 11 de agosto de 2003, y en el periódico EL MUNDO de la misma fecha, con el contenido que seguidamente se transcribe:

ANTENA 3 DE TELEVISIÓN, S.A.
CONVOCATORIA DE JUNTA GENERAL EXTRAORDINARIA DE ACCIONISTAS

Por acuerdo del Consejo de Administración, se convoca Junta General Extraordinaria de Accionistas, que se celebrará, en primera convocatoria, el día 29 de agosto de 2003, a las 17:00 horas, en el domicilio social, en San Sebastián de los Reyes (Madrid), Avenida Isla Graciosa s/n, y, en su caso, en segunda convocatoria, el siguiente día 30 de agosto de 2003, a la misma hora y en el mismo lugar, a fin de deliberar y resolver sobre los asuntos comprendidos en el siguiente

ORDEN DEL DÍA

Primero.- Modificación del valor nominal de las acciones y, en consecuencia, del artículo 5º de los Estatutos sociales.
Segundo.- Modificación de los artículos 21 y 29 de los Estatutos sociales, relativos a la exigencia de un capital mínimo para asistir a la Junta General de accionistas, y al número mínimo y máximo de miembros del Consejo de Administración.
Tercero.- Modificación de los artículos 3, 7, 8, 10, 14, 17, 20, 23, 24, 25, 26, 27, 30, 31, 31bis, 32, 33, 34, 35, 36, 37 y 38, incorporando los criterios vigentes en materia de normas para el gobierno corporativo de las sociedades anónimas cotizadas.
Cuarto.- Aprobación de un texto refundido de los Estatutos sociales, incluyendo las precedentes modificaciones acordadas por la Junta.
Quinto.- Fijación del número de Consejeros. Ratificación y designación de Consejeros.
Sexto.- Fijación del importe de la retribución de los Consejeros.
Séptimo.- Revocación del acuerdo vigente adoptado por la Junta General de accionistas en relación con la adquisición de acciones propias y adopción de un nuevo acuerdo sobre esta materia.
Octavo.- Aprobación del Reglamento de la Junta General de accionistas.

Noveno.- Informe y notificación del Reglamento del Consejo de Administración.
Décimo.- Delegación de facultades para formalizar, interpretar, subsanar y ejecutar los acuerdos adoptados por la Junta General de accionistas.

INTERVENCIÓN DE NOTARIO EN LA JUNTA
El Consejo de Administración ha acordado requerir la presencia de Notario para que levante acta de la Junta, de conformidad con lo dispuesto en el artículo 114 de la Ley de Sociedades Anónimas en relación con los artículos 101 y 103 del Reglamento del Registro Mercantil.

DERECHO DE INFORMACIÓN
El derecho de información de los accionistas será el previsto en el artículo 112 de la Ley de Sociedades Anónimas en su redacción dada por la Ley 26/2003 de 17 de julio. En particular, los accionistas de la Compañía tienen derecho a examinar y obtener en el domicilio social (o a solicitar que les sea remitida de forma inmediata y gratuita) copia de los documentos que en relación con los puntos primero, segundo, tercero y cuarto del orden del día van a ser sometidos a aprobación de la Junta, así como el Reglamento de la Junta General de Accionistas, al que se refiere el punto octavo.

REQUISITOS PARA LA ASISTENCIA A LA JUNTA GENERAL
Teniendo en cuenta el proceso de transformación de la forma de representación de las acciones de la Sociedad en anotaciones en cuenta tendrán derecho a asistir a la Junta General de Accionistas tanto los accionistas que hubieran transformado ya sus títulos en anotaciones en cuenta y tengan las acciones inscritas en los correspondientes registros con cinco días de antelación al día en que se celebre la Junta General de Accionistas, como los que no lo hubieran hecho y tengan sus acciones inscritas en el Libro Registro de Acciones Nominativas, pudiendo acreditarse la adquisición de las acciones de quién aparezca en el Libro Registro de Acciones Nominativas como titular mediante la presentación del oportuno documento público. Todo accionista que tenga derecho a asistir podrá hacerse representar en la Junta por medio de otra persona, aunque no sea accionista, y ello en la forma y requisitos establecidos en el artículo 106 del texto refundido de la Ley de Sociedades Anónimas

***NOTA:** La Junta se celebrará, previsiblemente, en primera convocatoria*

DOS.- Que la Junta fue presidida por don José Manuel Lara Bosch, Presidente del Consejo de Administración, actuando como Secretario don Pablo Bieger Morales, Secretario del Consejo de Administración.

TRES.- Que, según lo previsto y publicado, la Junta contó con la presencia de Notario y, más concretamente, con la de don Fulgencio Sosa Galván, Notario de Alcobendas, del Ilustre Colegio de Madrid, que aceptó el requerimiento que se le hizo en este sentido y redactó el acta de la Junta, que es el Acta de Presencia en Junta número 2275, de 21 de agosto de 2003.

CUATRO.- Que el Presidente de la Junta General Extraordinaria de Accionistas procedió al examen de los datos de asistencia, proporcionados por los servicios de la

Sociedad, formándose en consecuencia la lista de asistencia, con el siguiente resultado, que fue leído a los presentes por el Secretario de la Junta:

- Asisten personalmente 20 accionistas, titulares de 282.210 acciones con derecho a voto representativas del 0,1693% del capital social.

- Están representados 22 accionistas, titulares de 162.588.665 acciones con derecho a voto representativas del 97,5524% del capital social.

- En consecuencia, asisten a la Junta, presentes o representados, un total de 42 accionistas, titulares de 162.870.875 acciones con derecho a voto representativas del 97,7217% del capital social.

A los oportunos efectos se hace constar que, una vez constatada la existencia de quórum, el Presidente declaró válidamente constituida la Junta y el Notario preguntó si existían reservas o protestas sobre las manifestaciones del Presidente relativas al número de socios concurrentes y al capital presente, sin que se produjera ninguna reserva sobre esta materia concreta.

CINCO.- Que los acuerdos adoptados en la reunión cuyo objeto es la modificación de los estatutos sociales y que figuran en esta Certificación, tienen como base las propuestas del Consejo, que fueron recogidas en el Informe sobre modificaciones estatutarias, que incluía el texto íntegro de esas modificaciones en la propuesta de acuerdos, y que fue aprobado por el propio Consejo de Administración, en su reunión del día 29 de julio de 2003.

SEIS.- Que, en el transcurso de la reunión, y con el voto favorable del 99,8646% del capital presente o representado en la Junta, y el voto en contra del 0,1354% del capital presente o representado en la Junta, se adoptó el siguiente

ACUERDO

Aprobar la refundición del valor nominal de la totalidad de las acciones de la Sociedad, actualmente de un euro (1) de valor nominal cada una de ellas, en la proporción de 1 a 3, y en consecuencia se acuerda multiplicar por tres el valor nominal de las acciones, pasando de un euro (1) a tres euros (3) nominales por acción, dividiendo simultáneamente por tres el número de acciones, y sin que se produzca variación en la cifra de capital social.

En virtud de lo anterior, el número de acciones en que se divide el capital social, actualmente de CIENTO SESENTA Y SEIS MILLONES SEISCIENTAS SESENTA Y OCHO MIL (166.668.000) de un euro (1) de valor nominal cada una de ellas, será en lo sucesivo de CINCUENTA Y CINCO MILLONES QUINIENTAS CINCUENTA Y SEIS MIL (55.556.000) acciones, con un valor nominal de TRES EUROS (3) cada una, todas ellas de una misma clase y serie, nominativas y representadas mediante anotaciones en cuenta.

Asimismo, se acuerda modificar los estatutos sociales en cuanto resulte pertinente para reflejar la refundición del valor nominal de las acciones operado mediante el presente acuerdo, así como para suprimir la referencia a la numeración de las acciones, al no proceder la misma por estar las acciones representadas mediante anotaciones en cuenta, de modo que el artículo 5º quedará redactado como sigue:

> *Artículo 5º.- Capital social*
> *El capital social se fija en la suma de CIENTO SESENTA Y SEIS MILLONES SEISCIENTOS SESENTA Y OCHO MIL EUROS (166.668.000 EUROS), y está representado por una única Serie de 55.556.000 acciones, de TRES (3) EUROS de valor nominal cada una, nominativas, totalmente suscritas y desembolsadas. Las acciones estarán representadas por medio de anotaciones en cuenta.*

Aquellos accionistas que posean un resto de acciones inferior a 3 ("picos") podrán transmitir las acciones sobrantes a otros accionistas o bien agruparse entre ellos para obtener una acción, para lo que se faculta al Consejo de Administración, con facultad expresa de sustitución a favor del Presidente, D. José Manuel Lara Bosch, y del Consejero Delegado, D. Maurizio Carlotti, para que pueda utilizar la autocartera de la sociedad.

En el caso de que, conforme a la delegación de facultades, en la fecha en que deba darse por concluido el proceso, aún quedaran picos de acciones, se autoriza a la Sociedad para que adquiera los citados picos por el precio que determine el Consejo de Administración con facultad expresa de sustitución solidaria a favor de los señores anteriormente mencionados, sin gasto alguno para los accionistas poseedores de dichos restos, y abone dicho importe a los accionistas afectados o, alternativamente que se encargue dicha gestión a un tercero.

Teniendo en cuenta que la Junta General de Accionistas de la Sociedad, en su reunión de 28 de abril de 2003, acordó la transformación de la forma de representación de las acciones mediante anotaciones en cuenta, y que, por acuerdo del Consejo de Administración de 29 de julio del mismo año, se decidió igualmente la ejecución del acuerdo de la Junta mencionado, no se emitirán títulos que reflejen el nuevo valor nominal de las acciones tras la operación acordada.

Finalmente, se acuerda delegar las facultades que sean necesarias a favor del Consejo de Administración, con facultad expresa de sustitución en cualquiera de sus miembros, y en el Secretario y Vicesecretario del Consejo de Administración, para que cualquiera de ellos, indistintamente, realice cuantas actuaciones fueran necesarias para la ejecución de este acuerdo, incluyendo a título meramente enunciativo y no limitativo:

- Decidir las fechas en la que la modificación del valor nominal de las acciones deberá tener efecto
- Realizar cuantas actuaciones fueran necesarias para la ejecución de este acuerdo ante la Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. y sus entidades participantes, la Comisión Nacional del Mercado de Valores, el Registro Mercantil y cualquier otro organismo público o privado y

- Otorgar los documentos públicos o privados que fueran necesarios o convenientes (incluidos los de interpretación, aclaración, rectificación de errores y subsanación de defectos), incluyendo la publicación de los anuncios que legalmente corresponda, para su más exacto cumplimiento.

SIETE.- Que, en el transcurso de la reunión, y con el voto favorable del 99,9915% del capital presente o representado en la Junta, y el voto en contra del 0,0085% del capital presente o representado en la Junta, se adoptó el siguiente

ACUERDO

SEGUNDO.-

Dar una nueva redacción a los artículos 21 y 29 de los Estatutos sociales, de modo que en el futuro tengan el siguiente contenido:

Artículo 21.- Derecho de asistencia

Podrán asistir a las Juntas Generales los accionistas titulares de acciones que representen como mínimo un valor nominal de 300 euros, siempre que las tenga inscritas a su nombre en el correspondiente registro de anotaciones en cuenta con cinco días de antelación a aquél en que haya de celebrarse la Junta General, y lo acrediten mediante la oportuna tarjeta de asistencia o certificado expedido por alguna de las Entidades participantes en la Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores o en cualquier otra forma admitida por la legislación vigente.

Sin perjuicio de lo anterior, los accionistas titulares de menor número de acciones podrán en todo momento delegar su representación en un accionista con derecho de asistencia a la Junta, así como agruparse con otros accionistas que se encuentren en la misma situación, hasta reunir las acciones necesarias, debiendo conferir su representación a uno de ellos. La agrupación deberá llevarse a cabo con carácter especial para cada Junta y constar por cualquier medio escrito que permita acreditarla.

Adicionalmente, el voto de las propuestas sobre puntos comprendidos en el orden del día podrá delegarse o ejercitarse por los accionistas mediante correspondencia postal, electrónica o por cualquier otro medio de comunicación a distancia que garantice debidamente la identidad del accionista, todo ello con arreglo a la legislación vigente en cada momento.

Los miembros del Consejo de Administración deberán asistir a las Juntas Generales, salvo causa debidamente justificada que lo impida. Los directivos y demás personas que tengan interés directo en la buena marcha de los asuntos sociales podrán ser autorizados por el Presidente del Consejo de Administración para asistir a la Junta General. Esta autorización podrá extenderse a cualquier persona que el Presidente del Consejo considere oportuno.

Artículo 29.- Composición del Consejo

El Consejo de Administración se compondrá de un número de miembros que determine la Junta General, entre un mínimo de 5 y un máximo de 15.

No se requiere la condición de accionista para ser Consejero.

El Consejo de Administración estará facultado para dotar, con carácter provisional, las vacantes que se produzcan en su seno, designando en la forma legalmente establecida a las personas que hayan de cubrirlas hasta que se reúna la primera Junta General.

No podrán ser consejeros de la Sociedad quienes se hallen incursos en las prohibiciones y las causas de incompatibilidad que establezca la legislación aplicable.

El Consejo elegirá de entre sus Consejeros a un Presidente y a uno o más vicepresidentes que sustituyan al Presidente por delegación, ausencia o enfermedad y, en general, en todos los casos, funciones o atribuciones que se consideren oportunos por el Consejo. Asimismo, el Consejo designará de entre sus miembros a las personas que formarán las Comisiones del Consejo.

El Consejo también nombrará a un Secretario y a cuantos Vicesecretarios estime preciso, los cuales podrán no ser Consejeros. El Secretario y, en su caso el o los Vicesecretarios, tendrán voz en las reuniones, pero sólo tendrán voto si ostentan el cargo de Consejeros.

El Secretario tendrá a su cargo la custodia del Archivo, de los Libros de Actas y de cualesquiera documentos, resguardos y comprobantes que interesen a la Sociedad.

Además, le corresponde la redacción de las Actas de las reuniones, que irán suscritas por él con el visto bueno del Presidente del órgano correspondiente, así como la expedición, con sujeción a los requisitos legalmente establecidos en cada caso, de las Certificaciones de las Actas o de otros documentos que deban autorizarse para el cumplimiento de los fines sociales o a solicitud de parte legítima, así como la elevación a instrumento público de los acuerdos sociales.

El Secretario cuidará, en todo caso, de la legalidad formal y material de las actuaciones del Consejo, comprobará el cumplimiento de las disposiciones emanadas de los organismos reguladores así como, en su caso, de sus recomendaciones y garantizará que sean respetados los procedimientos y reglas de gobierno corporativo de la Sociedad, y muy especialmente las normas del Reglamento del Consejo.

Habrá tantos Vicesecretarios como determine el Consejo de Administración y su actuación será en todo equivalente a la del propio Secretario, que determinará, en cada caso o con carácter general, la concurrencia de causa suficiente para ser sustituido en su actividad por un Vicesecretario, siempre que sea legalmente posible.

En todo caso es responsabilidad del Secretario la supervisión de la actividad del Vicesecretario.

OCHO.- Que, en el transcurso de la reunión, y con el voto favorable unánime del capital presente o representado en la Junta se adoptaron los siguientes

Antena 3

ACUERDOS

TERCERO.- Dar una nueva redacción a los artículos 3, 7, 8, 10, 14, 17, 20, 23, 24, 25, 26, 27, 30, 31, 31bis, 32, 33, 34, 35, 36, 37 y 38 de los Estatutos sociales e incorporar los criterios vigentes en materia de normas para el gobierno corporativo de las sociedades anónimas cotizadas a través de los nuevos artículos 16 y 24, de modo que en el futuro tengan el siguiente contenido:

Artículo 3.- Duración

La duración de la sociedad será indefinida. La sociedad dio comienzo a sus operaciones en la fecha que tuvo lugar su inscripción en el Registro Mercantil.

Artículo 7.- Forma de las acciones

Las acciones estarán representadas por medio de anotaciones en cuenta, correspondiendo a la Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, junto con sus entidades participantes, la llevanza de su registro contable, y se regirán por la dispuesto en la normativa reguladora del mercado de valores y demás disposiciones legales vigentes. La sociedad reconocerá como accionista a quien aparezca legitimado en los asientos de la entidad encargada del registro contable de las acciones.

Artículo 8.- Derechos del socio

Las acciones confieren a su titular legítimo la condición de socio, e implica para éste el pleno y total acatamiento de lo dispuesto en los presentes Estatutos y en los acuerdos válidamente adoptados por los órganos rectores de la sociedad, al tiempo que le faculta para el ejercicio de los derechos inherentes a su condición, conforme a estos Estatutos y a la Ley.

En los términos establecidos en la Ley, y salvo en los casos en ella previstos el accionista tendrá, como mínimo, los siguientes derechos:

1. *El de participar en el reparto de las ganancias sociales y en el patrimonio resultante de la liquidación.*
2. *El de suscripción preferente en los supuestos de emisión de nuevas acciones o de obligaciones convertibles en acciones.*
3. *El de asistir y votar en las Juntas Generales de Accionistas, de conformidad con lo previsto en estos Estatutos, y el de impugnar los acuerdos sociales.*
4. *El de información, para conocer el estado y la situación de la Sociedad.*
5. *La Sociedad podrá emitir acciones sin derecho a voto, en las condiciones y con los límites y requisitos establecidos en la Ley.*

Artículo 10.- Acciones nominativas

Dada su condición de sociedad adjudicataria de una concesión administrativa para la explotación del servicio público de televisión, la Sociedad se halla obligada a que las acciones que componen su capital social, y que están representadas mediante anotaciones en cuenta, revistan carácter de nominativas, circunstancia ésta expresamente prevista en la Ley de Sociedades Anónimas.

Antena 3

Artículo 14.- Órganos de la Sociedad
La Sociedad será regida y administrada por los órganos sociales que se establecen en este precepto, que tendrán las facultades, atribuciones y competencias que resulten de la Ley y de estos Estatutos Sociales, cuyo ejercicio queda supeditado a las normas y procedimientos establecidos en las normas legales que resulten de aplicación.
Órganos sociales:

1. *La Junta General de Accionistas*
2. *El Consejo de Administración*
3. *La Comisión Delegada*
4. *El Presidente, el Vicepresidente y los Consejeros Delegados*
5. *La Comisión de Auditoría y Control*

Así como cuantas otras Comisiones considere conveniente constituir en su seno el Consejo de Administración.

***Artículo 16.- Competencias de la Junta** (NUEVO)*
La Junta General decidirá sobre los asuntos que sean de su competencia por aplicación de lo dispuesto en la Ley o en estos Estatutos, y en especial acerca de los siguientes:

1. *El nombramiento y la separación de Administradores*
2. *El nombramiento de los Auditores de Cuentas*
3. *La censura de la gestión social y la aprobación en su caso de las cuentas del ejercicio anterior, así como sobre la aplicación del resultado*
4. *El aumento y la reducción del capital social*
5. *La emisión de Obligaciones*
6. *La modificación de los Estatutos Sociales*
7. *La disolución, la fusión, la escisión y la transformación de la Sociedad*
8. *Cualquier otro asunto que el Consejo de Administración decida someter a su consideración y decisión*

***Artículo 18.- Convocatoria** (ANTES 17)*
Toda Junta General deberá ser convocada mediante anuncio publicado en el Boletín Oficial del Registro Mercantil y en uno de los diarios de mayor circulación en la provincia, por lo menos quince días antes de la fecha fijada para su celebración, salvo en los casos de fusión y escisión en que la antelación deberá de ser de treinta días como mínimo.
El anuncio expresará la fecha de la reunión en primera convocatoria y el Orden del Día. Podrá también hacerse constar la fecha, en su caso, de la segunda convocatoria, por lo menos veinticuatro horas después de la primera.
No obstante, la Junta se entenderá convocada y quedará válidamente constituida para tratar cualquier asunto, siempre que esté presente todo el capital social y los asistentes acepten por unanimidad la celebración de la Junta.

Las Juntas Generales no podrán deliberar ni discutir sobre asuntos que no estén comprendidos en el Orden del Día.

***Artículo 22.- Representación** (ANTES 21)*

Todo accionista que tenga derecho de asistencia podrá hacerse representar en la Junta General por otra persona. La representación deberá conferirse por escrito o por medios de comunicación a distancia que garanticen debidamente la identidad del accionista que se hace representar, y con carácter especial para cada Junta, en los términos y con el alcance establecidos en la ley de Sociedades Anónimas.

Este último requisito no será necesario cuando el representante sea cónyuge, ascendiente o descendiente del representado; ni tampoco cuando aquél ostente poder general conferido en escritura pública con facultades para administrar todo el patrimonio que el representado tuviere en el territorio nacional.

La representación es siempre revocable. La asistencia personal del representado a la Junta tendrá por sí misma el valor de revocación.

El Presidente y el Secretario de la Junta General gozarán de las más amplias facultades en Derecho para admitir el documento acreditativo de la representación, debiendo rechazar únicamente aquella representación que carezca de los mínimos requisitos imprescindibles, cuando además tales defectos resulten insubsanables.

***Artículo 24.- Derecho de información del accionista** (NUEVO)*

Hasta el séptimo día anterior al previsto para la celebración de la junta, los accionistas podrán solicitar a los administradores las informaciones o aclaraciones que estimen precisas o formular por escrito las preguntas que estimen convenientes sobre los asuntos a tratar en el orden del día.

Los accionistas podrán solicitar informaciones o aclaraciones o formular preguntas por escrito acerca de la información accesible al público que se hubiera facilitado a la Comisión Nacional del Mercado de Valores desde la celebración de la última Junta General.

Los administradores estarán obligados a facilitar la información por escrito hasta el día de la celebración de la Junta General.

Durante la celebración de la junta los accionistas podrán solicitar verbalmente las aclaraciones o informaciones que consideren oportunas acerca de los asuntos incluidos en el orden del día. Si no fuese posible informarles en ese momento, los administradores deberán de remitir la información por escrito dentro de los siete días siguientes al de terminación de la junta.

En la convocatoria de la Junta General Ordinaria se indicará que cualquier accionista pueda obtener de la Sociedad, de forma inmediata y gratuita en el domicilio social, copia de los documentos que han de ser sometidos a su aprobación y el informe de los Auditores de Cuentas.

Cuando la Junta General haya de tratar de la modificación de los Estatutos Sociales, en el anuncio de la convocatoria, además de las menciones que en cada caso exige la Ley, se hará constar el derecho que corresponde a todos los accionistas de examinar en el domicilio social el texto íntegro de la

modificación propuesta y del informe sobre la misma y de pedir la entrega o el envío gratuito de dichos documentos.
En los casos de aumento o reducción de capital, emisión de obligaciones convertibles, fusión o escisión de la Sociedad, se ofrecerá la información que para tales casos requiere la Ley

***Artículo 25.- Presidente y Secretario de la junta. Formación de la lista de asistentes** (ANTES 23)*
Actuarán de Presidente y Secretario en las Juntas Generales de Accionistas, tanto ordinarias como extraordinarias, quienes lo sean del Consejo de Administración. En el supuesto de ausencia o imposibilidad de asistencia del Presidente presidirá la reunión un Vicepresidente del Consejo de Administración, por el orden que corresponda si fueran varios, en el caso de que estos cargos estuvieran proveídos. En el caso de no existir o no asistir tampoco un Vicepresidente, actuará de Presidente el Consejero de mayor antigüedad en el nombramiento y, en caso de igual antigüedad, el de mayor edad. En caso de ausencia o imposibilidad de asistencia del Secretario, actuará de Secretario un Vicesecretario, por el orden que corresponda si fueran varios, y, en su defecto, el Consejero de menor antigüedad y, en caso de igual antigüedad el de menor edad.
El Consejo de Administración formará en la Junta la Mesa Presidencial.
Constituida la Mesa, y antes de entrar en el Orden del Día, se formará la lista de asistentes, expresando el carácter o representación de cada uno y el número de acciones propias o ajenas con que concurran. Al final de la lista se determinará el número de accionistas presentes, entre los que se incluirán los accionistas que emitan sus votos a distancia conforme a lo previsto en la legislación vigente, o representados, así como el importe del capital de que sean titulares. Conforme a lo previsto en el Reglamento del Registro Mercantil, la lista podrá formarse mediante fichero o incorporarse en soporte informático.
Una vez formada la lista, el Presidente declarará si se han cumplido o no los requisitos exigidos para la constitución válida de la Junta. Las dudas o reclamaciones que surjan sobre estos puntos serán resueltas por el Secretario. Acto seguido, si a ello hubiere lugar, el Presidente declarará válidamente constituida la Junta.

***Artículo 26.- Adopción de acuerdos** (ANTES 24)*
Los acuerdos de la Junta se adoptarán por mayoría, salvo los supuestos previstos en estos Estatutos y en la Ley en que se requiera mayoría cualificada.
El Presidente dirigirá la reunión de forma que se efectúen las deliberaciones conforme al Orden del Día, y resolverá las dudas que se susciten sobre su contenido; concederá, en el momento que estime oportuno, el uso de la palabra a los accionistas que lo soliciten, y podrá retirarla cuando considere que un determinado asunto está suficientemente debatido, o que se dificulta la marcha de la reunión, o que no se encuentra incluido en el Orden del Día; indicará cuándo se ha de efectuar la votación de los acuerdos, y proclamará los resultados de las votaciones.
La votación se efectuará mediante mano alzada, si ello fuera necesario, pudiendo adoptarse los acuerdos por asentimiento general de la Junta, sin

perjuicio de lo establecido en las disposiciones vigentes respecto de la necesidad de hacer constar en Acta la oposición de los accionistas, en su caso. Cada acción presente o representada en la Junta General dará derecho a un voto, salvo que se trate de acciones sin voto, con arreglo a lo previsto en la Ley.

Artículo 27- Actas y certificaciones *(ANTES 25)*

Las deliberaciones y acuerdos de la Junta General se harán constar en Acta, en la que figurarán, al menos, todos los datos exigidos por la Ley y el Reglamento del Registro Mercantil. Una vez aprobada el Acta en la forma prevista por la Ley, se extenderá o transcribirá en el Libro de Actas y se firmará por el Secretario, con el visto bueno del Presidente, o por quienes hubieran actuado en la Junta como tales.

El Acta de la Junta podrá ser aprobada por la propia Junta a continuación de haberse celebrado, ésta y, en su defecto, dentro del plazo de quince días, por el Presidente y dos Interventores, uno en representación de la mayoría y otro por la minoría.

El Acta aprobada en cualquiera de estas dos formas tendrá fuerza ejecutiva a partir de la fecha de su aprobación.

La facultad de certificar de las Actas y acuerdos de las Juntas Generales, así como la formalización y elevación a público de los mismos corresponde al Secretario con el visto bueno del Presidente y, en su caso, del Vicesecretario. Asimismo, podrá elevar a públicos los acuerdos sociales cualquiera de los miembros del Consejo de Administración que sea facultado expresamente a tal efecto y con cargo vigente e inscrito en el Registro Mercantil.

Los Administradores podrán requerir la presencia de Notario para que levante Acta de la Junta y estarán obligados a hacerlo siempre que, con cinco días de antelación al previsto para la celebración de la Junta, lo soliciten accionistas que representen al menos el uno por ciento del capital social. Los honorarios notariales serán a cargo de la Sociedad. El Acta notarial tendrá consideración de Acta de la Junta.

Cualquier socio podrá obtener en cualquier momento Certificación de los acuerdos y de las Actas de las Juntas Generales.

Artículo 28.- El Consejo de Administración *(ANTES 26)*

El Consejo de Administración es el órgano encargado de dirigir, administrar y representar a la Sociedad en juicio y fuera de él, con plenitud de facultades pudiendo hacer y llevar a cabo cuanto esté comprendido dentro del objeto social, así como ejercitar cuantas facultades no estén expresamente reservadas por la Ley o estos Estatutos a la Junta General, todo ello sin perjuicio de las atribuciones que corresponda a la Junta General de Accionistas.

Artículo 30.- Duración del cargo de Consejero *(ANTES 29)*

Los miembros del Consejo de Administración desempeñarán el cargo por un plazo de cinco años a contar desde su respectivo nombramiento. Los Consejeros podrán ser reelegidos indefinidamente.

***Artículo 31.- Convocatoria y quórum de las reuniones del Consejo de Administración** (ANTES 30)*
El Consejo se reunirá siempre que lo exija el interés social y, al menos, una vez cada dos meses, previa convocatoria del Presidente.
La convocatoria se hará con, al menos, cinco días de antelación a la fecha de la reunión, salvo en casos de urgencia a juicio del Presidente, en los que la antelación podrá reducirse a 24 horas.
El Consejo celebrará reuniones extraordinarias cuando lo acuerde el Presidente o quien haga sus veces. También se reunirá a solicitud de, al menos, tres Consejeros.
Será válida la constitución del Consejo sin previa convocatoria si se hallan presentes o representados todos los Consejeros y aceptan por unanimidad la celebración del Consejo.
Todos los Consejeros deberán asistir a las reuniones que se celebren, salvo causa justificada. Los Consejeros ausentes podrán otorgar su representación en otro Consejero, por escrito y para cada sesión.
Para la validez de los acuerdos del Consejo será necesaria la asistencia personal o por representación de la mitad más uno de todos los Consejeros en ejercicio; si el número de éstos fuera impar, será necesario que el número de Consejeros presentes, personalmente o por representación, sea mayor que el de ausentes.
Los acuerdos se adoptarán en todo caso por mayoría de votos entre Consejeros concurrentes a la sesión, presentes o representados, salvo en los supuestos en que la Ley exija para la validez de determinados acuerdos el voto favorable de un número mayor de Consejeros.
Se considerarán Consejeros presentes a los que asistan físicamente a las sesiones, así como a los que intervengan en ellas personalmente a través de medios audiovisuales (como la vídeo conferencia) que garanticen su participación efectiva en la sesión.
La votación por escrito y sin sesión será admitida cuando ningún Consejero se oponga a este procedimiento.
Las discusiones y acuerdos del Consejo se harán constar en Actas firmadas por el Secretario, con el visto bueno del Presidente, o por quienes les hubieran sustituido en la reunión de que se trate. Las Actas se extenderán o transcribirán en un libro de Actas, que podrá ser distinto del previsto para la Junta General de Accionistas. En los casos de votación por escrito y sin sesión se llevarán, también, al Libro de Actas los acuerdos adoptados y los votos emitidos por escrito.

***Artículo 32.- Comisión Delegada y Consejero Delegado** (ANTES 31)*
El Consejo de Administración, con el voto de las dos terceras partes de sus miembros, podrá delegar, con carácter indefinido, mientras no se acuerde su revocación por igual mayoría, en una Comisión Delegada, todas o parte de las facultades del Consejo, excepto las indelegables.
La Comisión Delegada estará compuesta por un número de miembros no inferior a 3 ni superior a 9, debiendo ser designados sus miembros entre quienes lo sean del Consejo de Administración de la Sociedad. Pertenecerán a

la Comisión, en todo caso y por razón de su cargo, el Presidente del Consejo y el Consejero Delegado, si este cargo estuviera provisto.
Será presidida por quien ostente este cargo en el Consejo de Administración, o por la persona que este órgano designe, y actuará como Secretario el que lo sea del Consejo o quien éste designe, que podrá no ser Consejero. El Secretario de la Comisión sólo tendrá derecho a voto si también ostenta el cargo de Consejero.
Será convocada por el Presidente. Se reunirá siempre que lo exija el interés de la Sociedad y, regularmente, una vez al mes, salvo que el Presidente no lo considere necesario. Decidirá por mayoría de sus miembros presentes o debidamente representados, siempre por otro Consejero miembro de la Comisión Delegada. En caso de empate, el Presidente gozará de voto dirimente. De cada reunión se levantará un acta por el Secretario.
El nombramiento y el cese como miembro de la Comisión Delegada precisa el voto, como mínimo, de las dos terceras partes de los miembros que integran el Consejo de Administración.
También podrá el Consejo delegar, con el voto de las dos terceras partes de sus miembros, todas sus facultades y atribuciones, salvo las que por Ley o por estos Estatutos sean indelegables a uno o varios Consejeros Delegados. El cese y la revocación de facultades de los Consejeros Delegados requerirán como mínimo, el voto favorable de dos terceras partes de los miembros del Consejo.

Artículo 33.- Comisión de Auditoría y Control *(ANTES 31 BIS)*
En el seno del Consejo de Administración se constituirá una Comisión de Auditoría y Control, formada por un minimo de tres y un máximo de cinco Consejeros externos designados por el Consejo de Administración de entre sus miembros. No podrán formar parte de dicha Comisión los Consejeros Delegados ni aquellos otros Consejeros que ostenten cargos ejecutivos en la Compañía.
El Presidente de la Comisión de Auditoría y Control será nombrado por la propia Comisión de entre sus miembros por un plazo máximo de cuatro años, pudiendo ser reelegido una sola vez transcurrido el plazo de un año desde su cese.
Será Secretario de la Comisión de Auditoría y Control el Secretario del Consejo de Administración o uno de sus Vicesecretarios.
La Comisión de Auditoría y Control tendrá las siguientes competencias:

1. *Informar, a través de su Presidente, en la Junta General de Accionistas sobre las cuestiones que en ella planteen los accionistas en materias de competencia de la Comisión.*
2. *Proponer al Consejo de Administración, para su sometimiento a la Junta General de Accionistas, la designación del Auditor de Cuentas al que se refiere el artículo 204 de la Ley de Sociedades Anónimas, así como, en su caso, sus condiciones de contratación, el alcance de su mandato profesional y la revocación o renovación de su nombramiento.*
3. *Supervisar los servicios de auditoría interna.*

4. Conocer los procesos de información financiera y de los sistemas internos de control.
5. Recibir información del Auditor de Cuentas sobre aquellas cuestiones que puedan poner en riesgo la independencia de éste, y cualesquiera otras relacionadas con el proceso de desarrollo de la auditoría de cuentas, así como recibir información y mantener con el Auditor de Cuentas las comunicaciones previstas en la legislación de auditoría de cuentas y en las normas técnicas de auditoría.
6. Solicitar del Consejero Delegado, con periodicidad trimestral cuantas cuestiones fueran relevantes para el más eficaz desarrollo de las funciones de la Comisión.

La Comisión se reunirá, previa convocatoria del Presidente una vez al trimestre, así como cuando sea solicitado por, al menos, tres de sus miembros, por la Comisión Delegada, o por el Consejero Delegado.
La Comisión de Auditoría y Control quedará válidamente constituida cuando el número de Consejeros presentes o debidamente representados sea superior al de Consejeros ausentes y adoptará sus acuerdos por mayoría de los asistentes. En caso de empate, el voto del Presidente será dirimente.

Artículo 34.- Retribución *(ANTES 32)*
La retribución de los Consejeros consistirá en dietas por asistencia a las sesiones del Consejo de Administración, cuya cuantía se decidirá por la Junta General de Accionistas para cada año o con validez para los ejercicios que la propia Junta establezca, pudiendo fijarse dietas distintas para unos y otros Consejeros.
También se retribuirá a los Consejeros miembros de las Comisiones del Consejo de Administración mediante dietas de asistencia a las sesiones, cuya cuantía se decidirá por la Junta General de Accionistas para cada año o con validez para los ejercicios que la propia Junta establezca, pudiendo fijarse dietas distintas para unos y otros miembros de las Comisiones.
La retribución como Consejero prevista en este artículo será compatible con las demás percepciones profesionales o laborales que correspondan a los Consejeros por cualesquiera funciones ejecutivas o de asesoramiento que, en su caso, desempeñen para la Sociedad, distintas de las de supervisión y decisión colegiada propias de su condición de Consejeros, las cuales se someterán al régimen legal que les fuere aplicable.

Artículo 35. Ejercicio social *(ANTES 33)*
El ejercicio social coincidirá con el año natural.

Artículo 36.- Contabilidad y cuentas anuales *(ANTES 34)*
La Sociedad deberá llevar, de conformidad con lo dispuesto en el Código de Comercio, una contabilidad ordenada, adecuada a la actividad de su empresa, que permita un seguimiento cronológico de las operaciones, así como la elaboración de inventarios y balances. Los Libros de Contabilidad serán legalizados por el Registro Mercantil correspondiente al lugar del domicilio social.

TIMBRE DEL ESTADO

06/2003

5A7100718

ISABEL ESTAPE TOUS NOTARIO DE MADRID

El Consejo de Administración está obligado a formular en el plazo máximo de tres meses a contar desde el cierre del ejercicio social, las cuentas anuales, el informe de gestión y la propuesta de aplicación del resultado. Las cuentas anuales comprenderán el Balance, la cuenta de pérdidas y ganancias y la memoria. Estos documentos, que forman una unidad, deberán ser redactados con claridad y mostrar la imagen fiel del patrimonio, de la situación financiera y de los resultados de la Sociedad, de acuerdo con lo establecido en la Ley y en el Código de Comercio y deberán estar firmados por todos los miembros del Consejo.

***Artículo 37.- Depósito de las cuentas en el Registro Mercantil** (ANTES 35)*
Dentro del mes siguiente a la aprobación de las cuentas anuales, se presentarán, conjuntamente con la oportuna certificación acreditativa de dicha aprobación y aplicación del resultado, para su depósito en el Registro Mercantil, en la forma que determina la Ley.

***Artículo 38.- Aplicación del resultado** (ANTES 36)*
De los beneficios obtenidos en cada ejercicio, una vez cubierta la dotación para la reserva legal y demás atenciones legalmente establecidas, la Junta podrá aplicar lo que estime conveniente para reserva voluntaria, fondo de previsión para inversiones y cualquier otra atención legalmente permitidas. El resto, en su caso, se distribuirá como dividendos entre los accionistas en proporción al capital desembolsado por cada acción.
El pago de dividendos a cuenta se sujetará a lo dispuesto en la Ley.

***Artículo 39.- Disolución** (ANTES 37)*
La sociedad se disolverá por las causas legalmente previstas. Se exceptúan del periodo de liquidación lo supuesto de fusión o escisión total. En caso de disolución, la liquidación quedará a cargo de los Consejeros que, con el carácter de liquidadores practicarán la liquidación y división con arreglo a los acuerdos de la Junta General y a las disposiciones vigentes y, si el número de Consejeros fuera par, la Junta designará por mayoría, otra persona más como liquidador, con el fin de que su número sea impar.

***Artículo 40.- Liquidación** (ANTES 38)*
Una vez satisfechos todos los acreedores y consignado el importe de sus créditos contra la Sociedad, y asegurados completamente los no vencidos, el Activo resultante se repartirá entre los socios, conforme a la Ley.

CUARTO.- Aprobar un nuevo texto único y reordenado de los Estatutos sociales, en el que se incluyen tanto los articulos ya modificados, con su nueva redacción, como los que se mantienen igual porque no han sido cambiados. En este nuevo texto se conserva la redacción anterior del artículo 5º de los Estatutos sociales en tanto se ejecute el acuerdo adoptado en el día de hoy sobre el nuevo valor nominal de las acciones. El texto integro de los nuevos Estatutos sociales de Antena 3 de Televisión, S.A. formará parte de esta acta como **Anexo.**

NUEVE.- Que, en el transcurso de la reunión, y con el voto favorable del 99,8731% del capital presente o representado en la Junta, y el voto en contra del 0,1269% del capital presente o representado en la Junta, se adoptó el siguiente

ACUERDO

DÉCIMO.- Facultar en la forma más amplia y eficaz posible en Derecho, con carácter solidario, al Presidente del Consejo de Administración, al Consejero Delegado, al Secretario y al Vicesecretario de este órgano, para que cualquiera de ellos, de modo indistinto, pueda comparecer ante Notario y otorgar la escrituras públicas necesarias para la formalización y ejecución plena de los acuerdos que así lo requieran, incluyendo las de aclaración, subsanación y rectificación, para su más exacto cumplimiento y para la inscripción de los mismos en el Registro Mercantil. Esta facultad se extiende en idénticas condiciones, sin límites ni exclusiones, a la formalización de cualquier clase de documento público o privado y a la ejecución de cualquier acción que sea necesaria o conveniente para la plena efectividad de los acuerdos, incluyendo las relaciones con los organismos e instituciones públicos o privados que directa o indirectamente puedan verse afectados por dichos acuerdos, pudiendo efectuar los facultados las manifestaciones o decisiones que estimen adecuadas en la forma que se considere oportuna.

DIEZ.- Que el **Anexo** que se menciona en el ya transcrito acuerdo CUARTO, esto es el nuevo texto único y reordenado de los Estatutos sociales, en el que se incluyen tanto los artículos ya modificados, con su nueva redacción, como los que se mantienen igual porque no han sido cambiados, es el que se adjunta a esta certificación, visado en todas sus hojas por quien la expide.

Y, para que así conste, expido y firmo la presente certificación en San Sebastián de los Reyes, Madrid, a cuatro de septiembre de dos mil tres, con el Vº Bº del Presidente.

Vº Bº
EL PRESIDENTE

EL VICESECRETARIO NO CONSEJERO

ANTENA 3 DE TELEVISIÓN, S.A.

ESTATUTOS SOCIALES

ESTATUTOS SOCIALES

TÍTULO I.- DENOMINACIÓN, OBJETO, DURACIÓN Y DOMICILIO

Artículo 1.- DENOMINACIÓN

Bajo la denominación de ANTENA 3 DE TELEVISIÓN, S.A., se constituye una Sociedad mercantil Anónima, que se regirá por los presentes Estatutos y, en lo en ellos no previsto, por los preceptos de la Ley de Sociedades Anónimas y demás disposiciones que le sean aplicables.

Artículo 2.- OBJETO SOCIAL

La Sociedad tiene por objeto:

1. La gestión indirecta del Servicio Público de la Televisión, con arreglo a los términos de la concesión de la que es titular.
2. La explotación de servicios de televisión en cualquiera de sus modalidades de difusión.
3. La explotación de servicios de radiodifusión sonora en cualquiera de sus modalidades de difusión.
4. La explotación de medios de comunicación impresos en cualquiera de sus modalidades.
5. La explotación de medios de comunicación en soportes informáticos e interactivos, en cualquiera de sus modalidades y en Internet.
6. La producción, compra, venta, alquiler, edición, reproducción, importación, exportación, distribución, exhibición, financiación de toda clase de obras audiovisuales, en cualquiera de sus modalidades y cualquiera que sea su soporte técnico, susceptibles de su difusión cinematográfica, televisiva, en vídeo o por cualquier otro medio audiovisual.
7. La organización, producción y difusión de espectáculos o acontecimientos informativos, deportivos, taurinos, musicales, culturales o de cualquier otro tipo, así

como la adquisición y comercialización de toda clase de derechos sobre los mismos.

8. La realización de actividades y la prestación de servicios, estudios, análisis, promoción, programación, proceso de datos e informes, por cualquier procedimiento, relacionados con cualquier actividad de comunicación, incluyendo en todo caso las referentes a los servicios de cualquier modalidad de televisión.
9. La elaboración de estudios, informes o análisis de cualquier clase en relación con empresas, medios y sistemas de comunicación, y especialmente sobre televisión, vídeo, cine y multimedia.
10. Las tareas de intermediación en los mercados de derechos de propiedad intelectual o industrial de cualquier clase, así como en cualesquiera actividades relacionadas directa o indirectamente con la publicidad, el *marketing*, el *merchandising* y otras actividades comerciales.
11. La realización y ejecución de proyectos publicitarios y las tareas relacionadas con la contratación, mediación y difusión de mensajes publicitarios en cualquiera de sus formas posibles.
12. La promoción y venta a distancia, en la modalidad de club, por correo, teléfono, televisión o por cualquier medio informático o audiovisual, en cualquier tipo de soporte, de cualquier producto o servicio.
13. La adquisición y explotación por cuenta propia o ajena de todo tipo de equipos, aparatos, elementos, instalaciones y procedimientos técnicos relacionados con las actividades anteriores, incluyendo la licencia de patentes o asistencia de tecnología.

Las actividades enumeradas podrá ser desarrolladas por la sociedad total o parcialmente, de modo indirecto, mediante la participación en otras sociedades con objeto análogo.

Quedan excluidas todas aquellas actividades para cuyo ejercicio la ley exija requisitos especiales que no quedan cumplidos por la Sociedad.

Artículo 3.- DURACIÓN

La duración de la sociedad será indefinida. La sociedad dio comienzo a sus operaciones en la fecha que tuvo lugar su inscripción en el Registro Mercantil.

Artículo 4.- DOMICILIO

El domicilio social se fija Avenida de la Isla Graciosa nº 13, 28700 San Sebastián de los Reyes, Madrid.

Corresponde al Consejo de Administración el traslado de domicilio dentro del mismo término municipal, así como la creación, supresión o traslado de las sucursales, agencias, o delegaciones, tanto en el territorio nacional como extranjero, que el desarrollo de la actividad de la empresa haga necesario o conveniente.

TIMBRE DEL ESTADO

06/2003

5A7100721

ISABEL ESTAPE TOUS NOTARIO DE MADRID

TÍTULO II. CAPITAL SOCIAL Y ACCIONES

Artículo 5.- CAPITAL SOCIAL

El capital social se fija en la suma de CIENTO SESENTA Y SEIS MILLONES SEISCIENTOS SESENTA Y OCHO MIL EUROS (166.668.000 EUROS), y está representado por una única Serie de 166.668.000 acciones, de UN (1) EURO de valor nominal cada una, nominativas, totalmente suscritas y desembolsadas. Las acciones estarán representadas por medio de anotaciones en cuenta.

Artículo 6.- AUMENTO Y REDUCCIÓN DE CAPITAL

El capital social podrá aumentarse o disminuirse por acuerdo de la Junta General convocada al efecto, con el quórum de asistencia previsto por la Ley y, en su caso, con el voto favorable exigido por el art. 103,2 de la Ley. La Junta General de accionistas, a propuesta del Consejo de Administración, determinará los plazos y las condiciones de cada nueva emisión, y el Consejo de Administración tendrá las facultades precisas para cumplir los acuerdos adoptados a este respecto por la Junta General.

El Consejo de Administración determinará los plazos y la forma en que se satisfarán los dividendos pasivos, debiendo anunciar en el Boletín Oficial del Registro Mercantil la forma y plazo acordados para realizar el pago.

Artículo 7.- FORMA DE LAS ACCIONES

Las acciones estarán representadas por medio de anotaciones en cuenta, correspondiendo a la Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, junto con sus entidades participantes, la llevanza de su registro contable, y se regirán por la dispuesto en la normativa reguladora del mercado de valores y demás disposiciones legales vigentes. La sociedad reconocerá como accionista a quien aparezca legitimado en los asientos de la entidad encargada del registro contable de las acciones.

Artículo 8.- DERECHOS DEL SOCIO

Las acciones confieren a su titular legítimo la condición de socio, e implica para éste el pleno y total acatamiento de lo dispuesto en los presentes Estatutos y en los acuerdos

válidamente adoptados por los órganos rectores de la sociedad, al tiempo que le faculta para el ejercicio de los derechos inherentes a su condición, conforme a estos Estatutos y a la Ley.

En los términos establecidos en la Ley, y salvo en los casos en ella previstos el accionista tendrá, como mínimo, los siguientes derechos:

1. El de participar en el reparto de las ganancias sociales y en el patrimonio resultante de la liquidación.
2. El de suscripción preferente en los supuestos de emisión de nuevas acciones o de obligaciones convertibles en acciones.
3. El de asistir y votar en las Juntas Generales de Accionistas, de conformidad con lo previsto en estos Estatutos, y el de impugnar los acuerdos sociales.
4. El de información, para conocer el estado y la situación de la Sociedad.
5. La Sociedad podrá emitir acciones sin derecho a voto, en las condiciones y con los límites y requisitos establecidos en la Ley.

Artículo 9.- TRANSMISIBILIDAD DE LAS ACCIONES

Las acciones son transmisibles por los medios reconocidos en Derecho. La transmisión de acciones de la Sociedad se ajustará en todo caso a las condiciones establecidas en la legislación vigente que resulte de aplicación.

Artículo 10.- ACCIONES NOMINATIVAS

Dada su condición de sociedad adjudicataria de una concesión administrativa para la explotación del servicio público de televisión, la Sociedad se halla obligada a que las acciones que componen su capital social, y que están representadas mediante anotaciones en cuenta, revistan carácter de nominativas, circunstancia ésta expresamente prevista en la Ley de Sociedades Anónimas.

Artículo 11.- COPROPIEDAD DE ACCIONES

Las acciones son indivisibles. Los copropietarios de una acción responderán solidariamente frente a la Sociedad de cuantas obligaciones se deriven de la condición de accionistas, y deberán designar a una sola persona para que ejercite en su nombre

los derechos inherentes a su condición de socio. La misma regla se aplicará a los demás supuestos de cotitularidad de derechos sobre las acciones.

Artículo 12.- USUFRUCTO DE ACCIONES

En caso de usufructo de acciones, la cualidad de socio reside en el nudo propietario. Las demás relaciones entre el usufructuario y el nudo propietario y el restante contenido del usufructo se regirán frente a la Sociedad por el título constitutivo del derecho si éste hubiera sido notificado a la Sociedad para su inscripción en el correspondiente registro contable. En defecto de notificación a la Sociedad, el usufructo se regirá frente a la Sociedad por lo establecido en el Texto Refundido de la Ley de Sociedades Anónimas y, en lo no previsto por éste, por la ley civil aplicable.

Artículo 13.- PRENDA Y EMBARGO DE ACCIONES

En el caso de prenda o embargo de acciones corresponderá a su propietario el ejercicio de los derechos de accionista, quedando el acreedor pignoraticio obligado a facilitar su pleno ejercicio.

TÍTULO III.- ÓRGANOS DE LA SOCIEDAD

Artículo 14.- ÓRGANOS DE LA SOCIEDAD

La Sociedad será regida y administrada por los órganos sociales que se establecen en este precepto, que tendrán las facultades, atribuciones y competencias que resulten de la Ley y de estos Estatutos Sociales, cuyo ejercicio queda supeditado a las normas y procedimientos establecidos en las normas legales que resulten de aplicación.
Órganos sociales:

1. La Junta General de Accionistas
2. El Consejo de Administración
3. La Comisión Delegada
4. El Presidente, el Vicepresidente y los Consejeros Delegados
5. La Comisión de Auditoría y Control

Así como cuantas otras Comisiones considere conveniente constituir en su seno el Consejo de Administración.

Sección Primera.- DE LA JUNTA GENERAL DE ACCIONISTAS

Artículo 15.- JUNTA GENERAL

Los accionistas constituidos en Junta General, debidamente convocada decidirán por mayoría en los asuntos propios de la competencia de la Junta. Todos los socios, incluso los disidentes y los no asistentes a la reunión, quedan sometidos a los acuerdos de la Junta General. Queda a salvo los derechos de separación e impugnación establecidos en la Ley.

Artículo 16.- COMPETENCIAS DE LA JUNTA

La Junta General decidirá sobre los asuntos que sean de su competencia por aplicación de lo dispuesto en la Ley o en estos Estatutos, y en especial acerca de los siguientes:

1. El nombramiento y la separación de Administradores
2. El nombramiento de los Auditores de Cuentas
3. La censura de la gestión social y la aprobación en su caso de las cuentas del ejercicio anterior, así como sobre la aplicación del resultado
4. El aumento y la reducción del capital social
5. La emisión de Obligaciones
6. La modificación de los Estatutos Sociales
7. La disolución, la fusión, la escisión y la transformación de la Sociedad
8. Cualquier otro asunto que el Consejo de Administración decida someter a su consideración y decisión

Artículo 17.- CLASES DE JUNTAS GENERALES

Las Juntas Generales podrán ser ordinarias o extraordinarias, y habrán de ser convocadas por el Consejo de Administración. Junta ordinaria es la que debe reunirse dentro de los seis primeros meses de cada ejercicio para censurar la gestión social, aprobar, en su caso, las cuentas del ejercicio anterior y resolver sobre la aplicación del resultado, así como cualquier otro asunto incluido en el Orden del Día. Junta Extraordinaria es cualquier otra que no sea la Ordinaria anual.

Artículo 18.- CONVOCATORIA

Toda Junta General deberá ser convocada mediante anuncio publicado en el Boletín Oficial del Registro Mercantil y en uno de los diarios de mayor circulación en la provincia, por lo menos quince días antes de la fecha fijada para su celebración, salvo en los casos de fusión y escisión en que la antelación deberá de ser de treinta días como mínimo.

El anuncio expresará la fecha de la reunión en primera convocatoria y el Orden del Día. Podrá también hacerse constar la fecha, en su caso, de la segunda convocatoria, por lo menos veinticuatro horas después de la primera.

No obstante, la Junta se entenderá convocada y quedará válidamente constituida para tratar cualquier asunto, siempre que esté presente todo el capital social y los asistentes acepten por unanimidad la celebración de la Junta.

Las Juntas Generales no podrán deliberar ni discutir sobre asuntos que no estén comprendidos en el Orden del Día.

Artículo 19.- QUÓRUM DE CONSTITUCIÓN

La Junta General, Ordinaria o Extraordinaria, quedará válidamente constituida, en primera convocatoria, cuando los accionistas presentes o representados posean, al menos, el veinticinco por ciento (25%) del capital suscrito con derecho a voto. En segunda convocatoria será válida la reunión de la Junta cualquiera que sea el capital concurrente a la misma.

Artículo 20.- QUÓRUM DE CONSTITUCIÓN. SUPUESTOS ESPECIALES

No obstante lo dispuesto en el artículo anterior, para que la Junta pueda acordar válidamente la emisión de obligaciones, el aumento o disminución del capital social, la transformación, fusión o escisión de la Sociedad o cualquier otra modificación estatutaria, habrá de concurrir a ella, en primera convocatoria, al menos el cincuenta por ciento (50%) del capital suscrito, presente o representado, con derecho a voto. En segunda convocatoria bastará la concurrencia del veinticinco por ciento del capital suscrito con derecho a voto.

Sin embargo cuando concurran accionistas que representen menos del cincuenta por ciento del capital suscrito con derecho a voto, los acuerdos sociales que se refieren en este articulo sólo podrán adoptarse con el voto favorable de las dos terceras partes del capital presente o representado en la Junta.

Artículo 21.- DERECHO DE ASISTENCIA

Podrán asistir a las Juntas Generales los accionistas titulares de acciones que representen como mínimo un valor nominal de 300 euros, siempre que las tengan inscritas a su nombre en el correspondiente registro de anotaciones en cuenta con cinco días de antelación a aquél en que haya de celebrarse la Junta General, y lo acrediten mediante la oportuna tarjeta de asistencia o certificado expedido por alguna de las Entidades participantes en la Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores o en cualquier otra forma admitida por la legislación vigente.

Sin perjuicio de lo anterior, los accionistas titulares de menor número de acciones podrán en todo momento delegar su representación en un accionista con derecho de asistencia a la Junta, así como agruparse con otros accionistas que se encuentren en

la misma situación, hasta reunir las acciones necesarias, debiendo conferir su representación a uno de ellos. La agrupación deberá llevarse a cabo con carácter especial para cada Junta y constar por cualquier medio escrito que permita acreditarla. Adicionalmente, el voto de las propuestas sobre puntos comprendidos en el orden del día podrá delegarse o ejercitarse por los accionistas mediante correspondencia postal, electrónica o por cualquier otro medio de comunicación a distancia que garantice debidamente la identidad del accionista, todo ello con arreglo a la legislación vigente en cada momento.

Los miembros del Consejo de Administración deberán asistir a las Juntas Generales, salvo causa debidamente justificada que lo impida. Los directivos y demás personas que tengan interés directo en la buena marcha de los asuntos sociales podrán ser autorizados por el Presidente del Consejo de Administración para asistir a la Junta General. Esta autorización podrá extenderse a cualquier persona que el Presidente del Consejo considere oportuno.

Artículo 22.- REPRESENTACIÓN

Todo accionista que tenga derecho de asistencia podrá hacerse representar en la Junta General por otra persona. La representación deberá conferirse por escrito o por medios de comunicación a distancia que garanticen debidamente la identidad del accionista que se hace representar, y con carácter especial para cada Junta, en los términos y con el alcance establecidos en la ley de Sociedades Anónimas.

Este último requisito no será necesario cuando el representante sea cónyuge, ascendiente o descendiente del representado; ni tampoco cuando aquél ostente poder general conferido en escritura pública con facultades para administrar todo el patrimonio que el representado tuviere en el territorio nacional.

La representación es siempre revocable. La asistencia personal del representado a la Junta tendrá por sí misma el valor de revocación.

El Presidente y el Secretario de la Junta General gozarán de las más amplias facultades en Derecho para admitir el documento acreditativo de la representación, debiendo rechazar únicamente aquella representación que carezca de los mínimos requisitos imprescindibles, cuando además tales defectos resulten insubsanables.

Artículo 23.- CONVOCATORIA DE LA JUNTA GENERAL EXTRAORDINARIA

El Consejo de Administración podrá convocar Junta General Extraordinaria siempre que lo estime conveniente para los intereses sociales. Deberá asimismo convocarla cuando lo soliciten accionistas titulares que representen el cinco por ciento del capital social, expresando en la solicitud los asuntos a tratar en ella. En tal caso, la Junta deberá ser convocada para celebrarse dentro de los treinta días siguientes a la fecha del oportuno requerimiento notarial al Consejo de Administración, quien incluirá necesariamente en el Orden del Día los asuntos que hubieran sido objeto de la solicitud.

Artículo 24.- DERECHO DE INFORMACIÓN DEL ACCIONISTA

Hasta el séptimo día anterior al previsto para la celebración de la junta, los accionistas podrán solicitar a los administradores las informaciones o aclaraciones que estimen precisas o formular por escrito las preguntas que estimen convenientes sobre los asuntos a tratar en el orden del día.

Los accionistas podrán solicitar informaciones o aclaraciones o formular preguntas por escrito acerca de la información accesible al público que se hubiera facilitado a la Comisión Nacional del Mercado de Valores desde la celebración de la última Junta General.

Los administradores estarán obligados a facilitar la información por escrito hasta el día de la celebración de la Junta General.

Durante la celebración de la junta los accionistas podrán solicitar verbalmente las aclaraciones o informaciones que consideren oportunas acerca de los asuntos incluidos en el orden del día. Si no fuese posible informarles en ese momento, los administradores deberán de remitir la información por escrito dentro de los siete días siguientes al de terminación de la junta.

En la convocatoria de la Junta General Ordinaria se indicará que cualquier accionista pueda obtener de la Sociedad, de forma inmediata y gratuita en el domicilio social, copia de los documentos que han de ser sometidos a su aprobación y el informe de los Auditores de Cuentas.

Cuando la Junta General haya de tratar de la modificación de los Estatutos Sociales, en el anuncio de la convocatoria, además de las menciones que en cada caso exige la Ley, se hará constar el derecho que corresponde a todos los accionistas de examinar

en el domicilio social el texto íntegro de la modificación propuesta y del informe sobre la misma y de pedir la entrega o el envío gratuito de dichos documentos.

En los casos de aumento o reducción de capital, emisión de obligaciones convertibles, fusión o escisión de la Sociedad, se ofrecerá la información que para tales casos requiere la Ley

Artículo 25.- PRESIDENTE Y SECRETARIO DE LA JUNTA. FORMACIÓN DE LA LISTA DE ASISTENTES

Actuarán de Presidente y Secretario en las Juntas Generales de Accionistas, tanto ordinarias como extraordinarias, quienes lo sean del Consejo de Administración. En el supuesto de ausencia o imposibilidad de asistencia del Presidente presidirá la reunión un Vicepresidente del Consejo de Administración, por el orden que corresponda si fueran varios, en el caso de que estos cargos estuvieran proveídos. En el caso de no existir o no asistir tampoco un Vicepresidente, actuará de Presidente el Consejero de mayor antigüedad en el nombramiento y, en caso de igual antigüedad, el de mayor edad. En caso de ausencia o imposibilidad de asistencia del Secretario, actuará de Secretario un Vicesecretario, por el orden que corresponda si fueran varios, y, en su defecto, el Consejero de menor antigüedad y, en caso de igual antigüedad el de menor edad.

El Consejo de Administración formará en la Junta la Mesa Presidencial.

Constituida la Mesa, y antes de entrar en el Orden del Día, se formará la lista de asistentes, expresando el carácter o representación de cada uno y el número de acciones propias o ajenas con que concurran. Al final de la lista se determinará el número de accionistas presentes, entre los que se incluirán los accionistas que emitan sus votos a distancia conforme a lo previsto en la legislación vigente, o representados, así como el importe del capital de que sean titulares. Conforme a lo previsto en el Reglamento del Registro Mercantil, la lista podrá formarse mediante fichero o incorporarse en soporte informático.

Una vez formada la lista, el Presidente declarará si se han cumplido o no los requisitos exigidos para la constitución válida de la Junta. Las dudas o reclamaciones que surjan sobre estos puntos serán resueltas por el Secretario. Acto seguido, si a ello hubiere lugar, el Presidente declarará válidamente constituida la Junta.

Artículo 26.- ADOPCIÓN DE ACUERDOS

Los acuerdos de la Junta se adoptarán por mayoría, salvo los supuestos previstos en estos Estatutos y en la Ley en que se requiera mayoría cualificada.

El Presidente dirigirá la reunión de forma que se efectúen las deliberaciones conforme al Orden del Día, y resolverá las dudas que se susciten sobre su contenido; concederá, en el momento que estime oportuno, el uso de la palabra a los accionistas que lo soliciten, y podrá retirarla cuando considere que un determinado asunto está suficientemente debatido, o que se dificulta la marcha de la reunión, o que no se encuentra incluido en el Orden del Día; indicará cuándo se ha de efectuar la votación de los acuerdos, y proclamará los resultados de las votaciones.

La votación se efectuará mediante mano alzada, si ello fuera necesario, pudiendo adoptarse los acuerdos por asentimiento general de la Junta, sin perjuicio de lo establecido en las disposiciones vigentes respecto de la necesidad de hacer constar en Acta la oposición de los accionistas, en su caso.

Cada acción presente o representada en la Junta General dará derecho a un voto, salvo que se trate de acciones sin voto, con arreglo a lo previsto en la Ley.

Artículo 27- ACTAS Y CERTIFICACIONES

Las deliberaciones y acuerdos de la Junta General se harán constar en Acta, en la que figurarán, al menos, todos los datos exigidos por la Ley y el Reglamento del Registro Mercantil. Una vez aprobada el Acta en la forma prevista por la Ley, se extenderá o transcribirá en el Libro de Actas y se firmará por el Secretario, con el visto bueno del Presidente, o por quienes hubieran actuado en la Junta como tales.

El Acta de la Junta podrá ser aprobada por la propia Junta a continuación de haberse celebrado, ésta y, en su defecto, dentro del plazo de quince días, por el Presidente y dos Interventores, uno en representación de la mayoría y otro por la minoría.

El Acta aprobada en cualquiera de estas dos formas tendrá fuerza ejecutiva a partir de la fecha de su aprobación.

La facultad de certificar de las Actas y acuerdos de las Juntas Generales, así como la formalización y elevación a público de los mismos corresponde al Secretario con el visto bueno del Presidente y, en su caso, del Vicesecretario. Asimismo, podrá elevar a públicos los acuerdos sociales cualquiera de los miembros del Consejo de

ISABEL ESTAPE TOUS · NOTARIO DE MADRID ·

Administración que sea facultado expresamente a tal efecto y con cargo vigente e inscrito en el Registro Mercantil.

Los Administradores podrán requerir la presencia de Notario para que levante Acta de la Junta y estarán obligados a hacerlo siempre que, con cinco días de antelación al previsto para la celebración de la Junta, lo soliciten accionistas que representen al menos el uno por ciento del capital social. Los honorarios notariales serán a cargo de la Sociedad. El Acta notarial tendrá consideración de Acta de la Junta.

Cualquier socio podrá obtener en cualquier momento Certificación de los acuerdos y de las Actas de las Juntas Generales.

Sección Segunda.- DEL CONSEJO DE ADMINISTRACIÓN

Artículo 28.- EL CONSEJO DE ADMINISTRACIÓN

El Consejo de Administración es el órgano encargado de dirigir, administrar y representar a la Sociedad en juicio y fuera de él, con plenitud de facultades pudiendo hacer y llevar a cabo cuanto esté comprendido dentro del objeto social, así como ejercitar cuantas facultades no estén expresamente reservadas por la Ley o estos Estatutos a la Junta General, todo ello sin perjuicio de las atribuciones que corresponda a la Junta General de Accionistas.

Artículo 29.- COMPOSICIÓN DEL CONSEJO

El Consejo de Administración se compondrá de un número de miembros que determine la Junta General, entre un mínimo de 5 y un máximo de 15.

No se requiere la condición de accionista para ser Consejero.

El Consejo de Administración estará facultado para dotar, con carácter provisional, las vacantes que se produzcan en su seno, designando en la forma legalmente establecida a las personas que hayan de cubrirlas hasta que se reúna la primera Junta General.

No podrán ser consejeros de la Sociedad quienes se hallen incursos en las prohibiciones y las causas de incompatibilidad que establezca la legislación aplicable.

El Consejo elegirá de entre sus Consejeros a un Presidente y a uno o más vicepresidentes que sustituyan al Presidente por delegación, ausencia o enfermedad y, en general, en todos los casos, funciones o atribuciones que se consideren

oportunos por el Consejo. Asimismo, el Consejo designará de entre sus miembros a las personas que formarán las Comisiones del Consejo.

El Consejo también nombrará a un Secretario y a cuantos Vicesecretarios estime preciso, los cuales podrán no ser Consejeros. El Secretario y, en su caso el o los Vicesecretarios, tendrán voz en las reuniones, pero sólo tendrán voto si ostentan el cargo de Consejeros.

El Secretario tendrá a su cargo la custodia del Archivo, de los Libros de Actas y de cualesquiera documentos, resguardos y comprobantes que interesen a la Sociedad.

Además, le corresponde la redacción de las Actas de las reuniones, que irán suscritas por él con el visto bueno del Presidente del órgano correspondiente, así como la expedición, con sujeción a los requisitos legalmente establecidos en cada caso, de las Certificaciones de las Actas o de otros documentos que deban autorizarse para el cumplimiento de los fines sociales o a solicitud de parte legítima, así como la elevación a instrumento público de los acuerdos sociales.

El Secretario cuidará, en todo caso, de la legalidad formal y material de las actuaciones del Consejo, comprobará el cumplimiento de las disposiciones emanadas de los organismos reguladores así como, en su caso, de sus recomendaciones y garantizará que sean respetados los procedimientos y reglas de gobierno corporativo de la Sociedad, y muy especialmente las normas del Reglamento del Consejo.

Habrá tantos Vicesecretarios como determine el Consejo de Administración y su actuación será en todo equivalente a la del propio Secretario, que determinará, en cada caso o con carácter general, la concurrencia de causa suficiente para ser sustituido en su actividad por un Vicesecretario, siempre que sea legalmente posible.

En todo caso es responsabilidad del Secretario la supervisión de la actividad del Vicesecretario.

Artículo 30.- DURACIÓN DEL CARGO DE CONSEJERO

Los miembros del Consejo de Administración desempeñarán el cargo por un plazo de cinco años a contar desde su respectivo nombramiento. Los Consejeros podrán ser reelegidos indefinidamente.

Artículo 31.- CONVOCATORIA Y QUÓRUM DE LAS REUNIONES DEL CONSEJO DE ADMINISTRACIÓN

El Consejo se reunirá siempre que lo exija el interés social y, al menos, una vez cada dos meses, previa convocatoria del Presidente.

La convocatoria se hará con, al menos, cinco días de antelación a la fecha de la reunión, salvo en casos de urgencia a juicio del Presidente, en los que la antelación podrá reducirse a 24 horas.

El Consejo celebrará reuniones extraordinarias cuando lo acuerde el Presidente o quien haga sus veces. También se reunirá a solicitud de, al menos, tres Consejeros.

Será válida la constitución del Consejo sin previa convocatoria si se hallan presentes o representados todos los Consejeros y aceptan por unanimidad la celebración del Consejo.

Todos los Consejeros deberán asistir a las reuniones que se celebren, salvo causa justificada. Los Consejeros ausentes podrán otorgar su representación en otro Consejero, por escrito y para cada sesión.

Para la validez de los acuerdos del Consejo será necesaria la asistencia personal o por representación de la mitad más uno de todos los Consejeros en ejercicio; si el número de éstos fuera impar, será necesario que el número de Consejeros presentes, personalmente o por representación, sea mayor que el de ausentes.

Los acuerdos se adoptarán en todo caso por mayoría de votos entre Consejeros concurrentes a la sesión, presentes o representados, salvo en los supuestos en que la Ley exija para la validez de determinados acuerdos el voto favorable de un número mayor de Consejeros.

Se considerarán Consejeros presentes a los que asistan físicamente a las sesiones, así como a los que intervengan en ellas personalmente a través de medios audiovisuales (como la vídeo conferencia) que garanticen su participación efectiva en la sesión.

La votación por escrito y sin sesión será admitida cuando ningún Consejero se oponga a este procedimiento.

Las discusiones y acuerdos del Consejo se harán constar en Actas firmadas por el Secretario, con el visto bueno del Presidente, o por quienes les hubieran sustituido en la reunión de que se trate. Las Actas se extenderán o transcribirán en un libro de Actas, que podrá ser distinto del previsto para la Junta General de Accionistas. En los

casos de votación por escrito y sin sesión se llevarán, también, al Libro de Actas los acuerdos adoptados y los votos emitidos por escrito.

Artículo 32.- COMISIÓN DELEGADA Y CONSEJERO DELEGADO

El Consejo de Administración, con el voto de las dos terceras partes de sus miembros, podrá delegar, con carácter indefinido, mientras no se acuerde su revocación por igual mayoría, en una Comisión Delegada, todas o parte de las facultades del Consejo, excepto las indelegables.

La Comisión Delegada estará compuesta por un número de miembros no inferior a 3 ni superior a 9, debiendo ser designados sus miembros entre quienes lo sean del Consejo de Administración de la Sociedad. Pertenecerán a la Comisión, en todo caso y por razón de su cargo, el Presidente del Consejo y el Consejero Delegado, si este cargo estuviera proveído.

Será presidida por quien ostente este cargo en el Consejo de Administración, o por la persona que este órgano designe, y actuará como Secretario el que lo sea del Consejo o quien éste designe, que podrá no ser Consejero. El Secretario de la Comisión sólo tendrá derecho a voto si también ostenta el cargo de Consejero.

Será convocada por el Presidente. Se reunirá siempre que lo exija el interés de la Sociedad y, regularmente, una vez al mes, salvo que el Presidente no lo considere necesario. Decidirá por mayoría de sus miembros presentes o debidamente representados, siempre por otro Consejero miembro de la Comisión Delegada. En caso de empate, el Presidente gozará de voto dirimente. De cada reunión se levantará un acta por el Secretario.

El nombramiento y el cese como miembro de la Comisión Delegada precisa el voto, como mínimo, de las dos terceras partes de los miembros que integran el Consejo de Administración.

También podrá el Consejo delegar, con el voto de las dos terceras partes de sus miembros, todas sus facultades y atribuciones, salvo las que por Ley o por estos Estatutos sean indelegables a uno o varios Consejeros Delegados. El cese y la revocación de facultades de los Consejeros Delegados requerirán como mínimo, el voto favorable de dos terceras partes de los miembros del Consejo.

Artículo 33.- COMISIÓN DE AUDITORIA Y CONTROL

En el seno del Consejo de Administración se constituirá una Comisión de Auditoría y Control, formada por un mínimo de tres y un máximo de cinco Consejeros externos designados por el Consejo de Administración de entre sus miembros. No podrán formar parte de dicha Comisión los Consejeros Delegados ni aquellos otros Consejeros que ostenten cargos ejecutivos en la Compañía.

El Presidente de la Comisión de Auditoría y Control será nombrado por la propia Comisión de entre sus miembros por un plazo máximo de cuatro años, pudiendo ser reelegido una sola vez transcurrido el plazo de un año desde su cese.

Será Secretario de la Comisión de Auditoría y Control el Secretario del Consejo de Administración o uno de sus Vicesecretarios.

La Comisión de Auditoría y Control tendrá las siguientes competencias:

1. Informar, a través de su Presidente, en la Junta General de Accionistas sobre las cuestiones que en ella planteen los accionistas en materias de competencia de la Comisión.
2. Proponer al Consejo de Administración, para su sometimiento a la Junta General de Accionistas, la designación del Auditor de Cuentas al que se refiere el artículo 204 de la Ley de Sociedades Anónimas, así como, en su caso, sus condiciones de contratación, el alcance de su mandato profesional y la revocación o renovación de su nombramiento.
3. Supervisar los servicios de auditoría interna.
4. Conocer los procesos de información financiera y de los sistemas internos de control.
5. Recibir información del Auditor de Cuentas sobre aquellas cuestiones que puedan poner en riesgo la independencia de éste, y cualesquiera otras relacionadas con el proceso de desarrollo de la auditoría de cuentas, así como recibir información y mantener con el Auditor de Cuentas las comunicaciones previstas en la legislación de auditoría de cuentas y en las normas técnicas de auditoría.
6. Solicitar del Consejero Delegado, con periodicidad trimestral cuantas cuestiones fueran relevantes para el más eficaz desarrollo de las funciones de la Comisión.

La Comisión se reunirá, previa convocatoria del Presidente una vez al trimestre, así como cuando sea solicitado por, al menos, tres de sus miembros, por la Comisión Delegada, o por el Consejero Delegado.
La Comisión de Auditoría y Control quedará válidamente constituida cuando el número de Consejeros presentes o debidamente representados sea superior al de Consejeros ausentes y adoptará sus acuerdos por mayoría de los asistentes. En caso de empate, el voto del Presidente será dirimente.

Artículo 34.- RETRIBUCIÓN

La retribución de los Consejeros consistirá en dietas por asistencia a las sesiones del Consejo de Administración, cuya cuantía se decidirá por la Junta General de Accionistas para cada año o con validez para los ejercicios que la propia Junta establezca, pudiendo fijarse dietas distintas para unos y otros Consejeros.
También se retribuirá a los Consejeros miembros de las Comisiones del Consejo de Administración mediante dietas de asistencia a las sesiones, cuya cuantía se decidirá por la Junta General de Accionistas para cada año o con validez para los ejercicios que la propia Junta establezca, pudiendo fijarse dietas distintas para unos y otros miembros de las Comisiones.
La retribución como Consejero prevista en este artículo será compatible con las demás percepciones profesionales o laborales que correspondan a los Consejeros por cualesquiera funciones ejecutivas o de asesoramiento que, en su caso, desempeñen para la Sociedad, distintas de las de supervisión y decisión colegiada propias de su condición de Consejeros, las cuales se someterán al régimen legal que les fuere aplicable.

TÍTULO IV.- DEL EJERCICIO SOCIAL Y DE LAS CUENTAS ANUALES

Artículo 35. EJERCICIO SOCIAL

El ejercicio social coincidirá con el año natural.

Artículo 36.- CONTABILIDAD Y CUENTAS ANUALES

La Sociedad deberá llevar, de conformidad con lo dispuesto en el Código de Comercio, una contabilidad ordenada, adecuada a la actividad de su empresa, que permita un seguimiento cronológico de las operaciones, así como la elaboración de inventarios y balances. Los Libros de Contabilidad serán legalizados por el Registro Mercantil correspondiente al lugar del domicilio social.

El Consejo de Administración está obligado a formular en el plazo máximo de tres meses a contar desde el cierre del ejercicio social, las cuentas anuales, el informe de gestión y la propuesta de aplicación del resultado. Las cuentas anuales comprenderán el Balance, la cuenta de pérdidas y ganancias y la memoria. Estos documentos, que forman una unidad, deberán ser redactados con claridad y mostrar la imagen fiel del patrimonio, de la situación financiera y de los resultados de la Sociedad, de acuerdo con lo establecido en la Ley y en el Código de Comercio y deberán estar firmados por todos los miembros del Consejo.

Artículo 37.- DEPÓSITO DE LAS CUENTAS EN EL REGISTRO MERCANTIL

Dentro del mes siguiente a la aprobación de las cuentas anuales, se presentarán, conjuntamente con la oportuna certificación acreditativa de dicha aprobación y aplicación del resultado, para su depósito en el Registro Mercantil, en la forma que determina la Ley.

Artículo 38.- APLICACIÓN DEL RESULTADO

De los beneficios obtenidos en cada ejercicio, una vez cubierta la dotación para la reserva legal y demás atenciones legalmente establecidas, la Junta podrá aplicar lo que estime conveniente para reserva voluntaria, fondo de previsión para inversiones y cualquier otra atención legalmente permitidas. El resto, en su caso, se distribuirá como dividendos entre los accionistas en proporción al capital desembolsado por cada acción.

El pago de dividendos a cuenta se sujetará a lo dispuesto en la Ley.

TÍTULO V.- DISOLUCIÓN Y LIQUIDACIÓN

Artículo 39.- DISOLUCIÓN

La sociedad se disolverá por las causas legalmente previstas. Se exceptúan del periodo de liquidación lo supuesto de fusión o escisión total. En caso de disolución, la liquidación quedará a cargo de los Consejeros que, con el carácter de liquidadores practicarán la liquidación y división con arreglo a los acuerdos de la Junta General y a las disposiciones vigentes y, si el número de Consejeros fuera par, la Junta designará por mayoría, otra persona más como liquidador, con el fin de que su número sea impar.

Artículo 40.- LIQUIDACIÓN

Una vez satisfechos todos los acreedores y consignado el importe de sus créditos contra la Sociedad, y asegurados completamente los no vencidos, el Activo resultante se repartirá entre los socios, conforme a la Ley.

acreedores de las sociedades involucradas en la fusión disponen del derecho de oposición al acuerdo durante el plazo de un mes [illegible] de la última publicación del anuncio de fusión, [illegible] conformidad con los términos del artículo [illegible] de la Ley de Sociedades Anónimas.

[illegible] de julio de 2003.—Los administradores de ambas sociedades Aldapabe, S. L.: Alfredo Lorenzo Zarandona. Distribuidora de Recambios y Maquinaria, S. A.: Augusto Abad Villaverde.—38.282.

1.ª 11-8-2003

ALFREDO ARROYO, S. L.

Por acuerdo del socio único, de fecha uno de julio de 2003, se acordó la cesión global de activos y pasivos a la sociedad cesionaria «Nadal Forwarding, Sociedad Limitada».

Los acreedores de la sociedad cedente y de la cesionaria tienen derecho a obtener el texto íntegro del acuerdo de cesión y a oponerse a la misma en las condiciones y con los efectos previstos para el caso de fusión.

Prat de Llobregat, 2 de julio de 2003.—El Órgano de Administración.—Fdo.: Jaume Altisent Ortega.—38.650.

AMPLIFÓN IBÉRICA, S. A.
Sociedad unipersonal
(Sociedad absorbente)

MIGUEL A. MONDÉJAR, S. L.
Sociedad unipersonal
(Sociedad absorbida)

Anuncio de fusión

Se hace público que, el día 30 de junio de 2.003, los socios de las respectivas sociedades intervinientes en la presente fusión, decidieron aprobar los balances de fusión cerrados a 31 de diciembre de 2.002, así como la fusión por absorción de la Sociedad Miguel A. Mondéjar, Sociedad Limitada, Sociedad Unipersonal, por parte de Amplifón Ibérica, Sociedad Anónima, Sociedad Unipersonal, todo ello sobre la base del Proyecto de Fusión suscrito por los Órganos de Administración de las sociedades intervinientes y depositado en el Registro Mercantil de Barcelona y Málaga.

Se hace constar expresamente el derecho que asiste a los socios y acreedores a obtener el texto íntegro de los acuerdos adoptados y del Balance de fusión, así como el derecho de los acreedores a oponerse a la fusión durante el plazo de un mes desde la fecha del último anuncio del acuerdo de fusión.

Barcelona, 1 de julio de 2003.—El Secretario no Consejero del Consejo de Administración de Amplifón Ibérica, S.A.U. Don Luis Trepat Carbonell y El Administrador Único de Miguel A. Mondéjar, S. L., Don Paolo Boffano.—38.838.

1.ª 11-8-2003

ÁNGEL CENDAL, SOCIEDAD LIMITADA
(Sociedad parcialmente escindida)

AUDIGAL, SOCIEDAD LIMITADA
(Sociedad parcialmente escindida)

AUCEN AUDITORES, SOCIEDAD LIMITADA
(Sociedad beneficiaria)

Anuncio de escisión

Se hace público que las Juntas Generales y Universales de socios de las citadas sociedades, celebradas todas ellas el 16 de julio de 2003, aprobaron todas ellas por unanimidad, la escisión parcial de «Angel Cendal, Sociedad Limitada» y «Audigal, Sociedad Limitada» mediante la [illegible] de una parte de su patrimonio a favor de «[illegible] Auditores, Sociedad Limitada», quien adquirirá por sucesión, a título particular, todos los derechos y obligaciones [illegible] patrimonio segregado en los términos y condiciones [illegible] proyecto de escisión suscrito por los Administradores de las sociedades intervinientes y depositado en el Registro Mercantil de A Coruña. Se hace constar el derecho que asiste a los socios y acreedores de las sociedades participantes en la escisión a obtener el texto íntegro de los acuerdos adoptados y de los balances de escisión. Los acreedores de las sociedades indicadas pueden oponerse a la escisión en los términos establecidos en el artículo 166 de la Ley de Sociedades Anónimas, durante el plazo de un mes, contado a partir de la publicación del último anuncio de escisión.

Ferrol, 23 de julio de 2003.—El Administrador de «Aucen Auditores, Sociedad Limitada», «Angel Cendal, Sociedad Limitada», Angel Sánchez-Cendal Bermejo y de «Audigal, Sociedad Limitada», Juan Carlos López Fernández.—37.479.

y 3.ª 11-8-2003

ANGLOFURESA, S. A.
Unipersonal

(En liquidación)

En cumplimiento de lo dispuesto en los artículos 263 y 275 de la Ley de Sociedades Anónimas, se hace público que el socio único de la compañía en fecha 17 de marzo de 2003, en el domicilio social de la compañía tomó entre otras la decisión de disolver y liquidar la sociedad aprobándose el siguiente balance de liquidación:

	Euros
Activo:	
Inmovilizado Material	635.492,17
Caja	6.432,29
Total Activo	641.924,46
Pasivo:	
Capital Social	60,10
Aportación Socio	20.484,39
Reservas	615.379,97
Provisión Gastos Liquidación	6.000,00
Total Pasivo	641.924,46

Madrid, 30 de junio de 2003.—El Liquidador Único, Don Andrés Gallardo García Nieto.—38.646.

ANTENA 3 DE TELEVISIÓN, S. A.

Convocatoria de junta general extraordinaria de accionistas

Por acuerdo del Consejo de Administración, se convoca Junta General Extraordinaria de Accionistas, que se celebrará, en primera convocatoria, el día 29 de agosto de 2003, a las 17:00 horas, en el domicilio social, en San Sebastián de los Reyes (Madrid), Avenida Isla Graciosa s/n, y, en su caso, en segunda convocatoria, el siguiente día 30 de agosto de 2003, a la misma hora y en el mismo lugar, a fin de deliberar y resolver sobre los asuntos comprendidos en el siguiente

Orden del día

Primero.—Modificación del valor nominal de las acciones y, en consecuencia, del artículo 5.º de los Estatutos sociales.

Segundo.—Modificación de los artículos [illegible] de los Estatutos sociales, relativos a la ex[igencia] de un capital mínimo para asistir a la Junta G[eneral] de accionistas y al número mínimo y máx[imo de] miembros del Consejo de Administración.

Tercero.—Modificación de los artículos 3[…] 10, 14, 17, 20, 23, 24, 25, 26, 27, 30, 31, [...] 32, 33, 34, 35, 36, 37 y 38, incorporando los cr[iterios] vigentes en materia de normas para el gobierno [cor]porativo de las sociedades anónimas co[…]

Cuarto.—Aprobación de un texto refundi[do de] los Estatutos sociales, incluyendo las prece[dentes] modificaciones acordadas por la Junta.

Quinto.—Fijación del número de Conse[jeros.] Ratificación y designación de Consejeros.

Sexto.—Fijación del importe de la retribuci[ón de] los Consejeros.

Séptimo.—Revocación del acuerdo vigente a[dop]tado por la Junta General de accionistas en rel[ación] con la adquisición de acciones propias y adop[ción] de un nuevo acuerdo sobre esta materia.

Octavo.—Aprobación del Reglamento de la [Junta] General de accionistas.

Noveno.—Informe y notificación del Reglam[ento] del Consejo de Administración.

Décimo.—Delegación de facultades para fo[rma]lizar, interpretar, subsanar y ejecutar los acue[rdos] adoptados por la Junta General de accioni[stas.]

Intervención de Notario en la Junta:

El Consejo de Administración ha acord[ado] requerir la presencia de Notario para que le[vante] acta de la Junta, de conformidad con lo disp[uesto] en el artículo 114 de la Ley de Sociedades Anón[imas] en relación con los artículos 101 y 103 del Re[gla]mento del Registro Mercantil.

Derecho de información:

El derecho de información de los accionistas s[e rige por] el previsto en el artículo 112 de la Ley de Socieda[des] Anónimas en su redacción dada por la Ley 26/20[03] de 17 de julio. En particular, los accionistas de [la] Compañía tienen derecho a examinar y obtener [en] el domicilio social (o a solicitar que les sea remi[tida] de forma inmediata y gratuita) copia de los do[cu]mentos que en relación con los puntos prime[ro,] segundo, tercero y cuarto del orden del día v[an] a ser sometidos a aprobación de la Junta, así com[o] el Reglamento de la Junta General de Accionist[as] al que se refiere el punto octavo.

Requisitos para la asistencia a la Junta Gene[ral:]

Teniendo en cuenta el proceso de transformaci[ón] de la forma de representación de las acciones [en] la Sociedad en anotaciones en cuenta tendrán der[e]cho a asistir a la Junta General de Accionistas tan[to] los accionistas que hubieran transformado ya s[us] títulos en anotaciones en cuenta y tengan las acci[o]nes inscritas en los correspondientes registros c[on] cinco días de antelación al día en que se cele[bre] la Junta General de Accionistas, como los que [no] lo hubieran hecho y tengan sus acciones inscrita[s] en el Libro Registro de Acciones Nominativas pudiendo acreditarse la adquisición de las acciones de quien aparezca en el Libro Registro de Acciones Nominativas como titular mediante la presentación del oportuno documento público. Todo accionista que tenga derecho a asistir podrá hacerse representa[r] en la Junta por medio de otra persona, aunque no sea accionista, y ello en la forma y requisitos establecidos en el artículo 106 del texto refundido de la Ley de Sociedades Anónimas.

Nota: La Junta se celebrará, previsiblemente, e[n] primera convocatoria.

San Sebastián de los Reyes, 31 de julio de 2003.—La Vicesecretaria del Consejo de Administración, Carmen Rodríguez Martín.—39.035.

Endesa rentabiliza sus desinversiones

Obtiene plusvalías de 702 millones de euros por la venta de inmuebles y de participaciones en Repsol y REE

MADRID.— Las arcas del grupo Endesa empiezan a recoger los resultados de su programa de desinversiones previsto en el Plan Estratégico 2002-2006. Una política a la que se han visto abocadas todas las eléctricas por la coyuntura económica. La eléctrica ha obtenido unas plusvalías brutas de 702 millones de euros en el primer semestre de este año por la venta del 3,01% de su participación en Repsol; del 7% de Red Eléctrica de España (REE) y de la liquidación de diversos inmuebles ya acordada en 2002.

Los «efectos positivos de estas desinversiones» no se han incluido en los resultados netos del primer semestre de 2003 (que se incrementaron un 4,7% hasta alcanzar los 876 millones de euros) «ya que se ha cancelado el fondo de comercio por el importe que le corresponde a Endesa de la plusvalía obtenida por Enersis», explicaron fuentes del grupo.

No obstante, en el apartado de otros gastos de explotación, Endesa sí registró los aproximadamente 350 millones de euros que obtuvo entre enero y junio de este año -71 millones más que en el mismo periodo de 2002- generados por otras actividades.

Estos gastos de explotación corresponden, por un lado, a las nuevas actividades incluidas en el negocio eléctrico español, fundamentalmente las centrales de ciclo combinado, la distribución de gas y la atención a los clientes minoristas que se han incorporado al mercado liberalizado, por importe total de 13 millones de euros, informa Efe.

Dentro de su política de desinversión de activos no estratégicos, Endesa inició en julio del año pasado la venta de inmuebles mediante subasta por Internet, que alcanzaron un valor de 4,8 millones de euros y generaron a la compañía unas plusvalías de 392.800 euros.

A finales de 2002, Endesa adjudicó a Vallehermoso (la inmobiliaria recientemente fusionada con Sacyr), a través de su filial patrimonial Testa Inmuebles en Renta, S.A., 12 inmuebles por un importe total de 358 millones de euros, lo que también supuso una plusvalía bruta de entorno a los 150 millones de euros.

Según explican fuentes de la compañía, este tipo de operaciones responde a la «racionalización operativa de espacio» acorde con el programa de reducción de costes que Endesa viene llevando a cabo desde 1997 y que supondrá la venta individual de otros inmuebles en el futuro tanto en España como en Iberoamérica y que alcanzan un importe entre los 6.000 y 7.000 millones de euros.

TRIBUNA | COMERCIO MUNDIAL

La próxima cita de la Organización Mundial de Comercio (OMC), que se celebrará en Cancún (México) del 10 al 15 de septiembre, intentará avanzar en las negociaciones comerciales y analizar posibles vías de solución

Perspectivas para Cancún

JUAN COSTA CLIMENT

Un sistema multilateral de comercio más fuerte y abierto es una apuesta segura para la estabilidad económica internacional. Para ello, hay que forjar sólidos lazos comerciales y afianzarlos a través de reglas jurídicamente vinculantes que promuevan el crecimiento económico mundial.

La próxima reunión de los representantes de los 146 países pertenecientes a la Organización Mundial de Comercio (OMC), que se celebrará en Cancún (México) del 10 al 15 de septiembre, servirá para cerrar el ciclo de la llamada *ronda del desarrollo* (Ronda de Doha, 2001) que pretende un comercio más libre e integrador de los países menos desarrollados. En esta cita, España y la Unión Europea (UE) trabajarán decididamente para asegurar la transparencia de las reglas en los intercambios internacionales y contribuir a reforzar el comercio como instrumento de desarrollo económico y social de todos los países.

En Cancún se revisarán 20 cuestiones comerciales, entre las que destacarán las negociaciones en agricultura para mejorar el acceso a los mercados y la reducción de las subvenciones a la exportación y las ayudas internas que distorsionan el comercio. Es importante que todos los países hagan un esfuerzo equivalente para garantizar el adecuado equilibrio entre un desarrollo sostenible de nuestros respectivos medios rurales y la apertura de los mercados.

No hay que olvidar que Europa es el máximo importador de productos agrícolas y que, en los últimos meses, ha hecho un esfuerzo significativo para adaptar la Política Agrícola Comunitaria (PAC) a las necesidades reales de la agricultura europea. Esta reforma, basada en principios como la conservación del medioambiente, la seguridad de los alimentos o el respeto a los animales entre otros, aumenta la calidad de los productos que consumen los europeos y refuerza los mecanismos de apoyo a la agricultura europea.

En cuanto a las negociaciones sobre acceso al mercado para productos no agrícolas, se pretende avanzar en la eliminación de aranceles, que mejorará los niveles de comercio internacional, facilitará la penetración de productos en terceros mercados y promoverá oportunidades de crecimiento para los países menos avanzados, donde casi las tres cuartas partes de su comercio se basa en este tipo de manufacturas. La UE ha ofrecido la casi eliminación de aranceles en calzado y textiles siempre que tenga carácter recíproco, elemento esencial para garantizar un comercio más equilibrado y transparente de este tipo de productos.



S. Panitchpakdi, director de la OMC / REUTERS

En el apartado de Servicios, la UE pretende que la mejora en las condiciones de intercambio se realice de manera equilibrada, respetando la esencia del modelo social europeo. Los servicios representan una parte muy importante del Producto Interior Bruto (PIB) comunitario e internacional y están contribuyendo decididamente al crecimiento de los países en vías de desarrollo. En esta materia la Comisión Europea no ha hecho peticiones ni ofertas en servicios públicos, culturales y audiovisuales y se espera que el resto de los miembros presenten sus ofertas.

En cuanto a las reglas comerciales, el objetivo de las negociaciones es aclarar y mejorar las disposiciones sobre *antidumping*, subvenciones y medidas compensatorias, incluidas las subvenciones a la pesca. En ésta, la posición española ha logrado que, en la Declaración de Doha, se hagan referencias cruzadas entre el mandato de reglas y el de medio ambiente.

En Cancún, será imprescindible buscar soluciones para los problemas de los países con insuficiente capacidad de fabricación de medicamentos esenciales para hacer uso de las licencias obligatorias con arreglo a los compromisos de los Acuerdos sobre los Aspectos de los Derechos de la Propiedad Intelectual relacionados con el Comercio (ADPIC). Sin duda el objetivo de todos es que la población mundial que sufre infecciones como el SIDA, la tuberculosis o la malaria pueda acceder a los medicamentos necesarios, y España y la UE van a trabajar decididamente en conseguir una solución inmediata.

Asimismo, resulta importante para nosotros lograr un acuerdo sobre el registro de indicaciones geográficas de vinos y licores y la posible extensión de su protección adicional a otros productos, en especial a los de interés de los países en desarrollo. Así se garantizaría la difusión internacional de productos autóctonos de calidad y la penetración de productos de países menos avanzados en todos los mercados. Sin embargo, sigue existiendo una gran oposición de los países de América y Oceanía a que tenga carácter obligatorio y surta efectos legales.

Otro punto clave en la reunión de Cancún será el Tratamiento Especial y Diferenciado, y la aplicación que otorgará a los países en desarrollo unas condiciones más favorables para acceder a los mercados y para la utilización de las reglas comerciales. Es necesario que se ofrezca un paquete razonable de estas disposiciones para reforzar la presencia internacional de los países en desarrollo.

No hay que olvidar que la OMC ha asumido un compromiso sin precedentes para la prestación de asistencia técnica y la creación de capacidad institucional de los países en desarrollo, imprescindible para que se puedan ejercer los derechos y cumplir con las obligaciones que se derivan de la OMC, así como beneficiarse de la mejora del acceso a los mercados que finalmente se acuerde.

Cancún será una ocasión única para que los ministros de los países miembros hagan balance de los progresos de las negociaciones y adopten decisiones. Si se alcanzan acuerdos en materia de acceso a los medicamentos y concesiones de Trato Especial y Diferenciado a los países en desarrollo, supondrá un impulso al comercio internacional y, en especial, al de los países en desarrollo, se reforzará la confianza en el sistema multilateral de comercio y se encauzarán las tensiones existentes entre los miembros de la OMC.

Juan Costa Climent es secretario de Estado de Comercio y Turismo.

TIMBRE DEL ESTADO

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06/2003

ISABEL ESTAPE TOUS · NOTARIO DE MADRID ·

ES PRIMERA COPIA DE SU ORIGINAL, con que concuerda y a la que me remito, y la expido para la sociedad, en veinticuatro folios, el presente que signo, firmo, rubrico y sello y los veintitrés anteriores correlativos en orden y de la misma serie, en MADRID al siguiente día de su otorgamiento. DOY FE. ---

FE PÚBLICA NOTARIAL

CONSEJO GENERAL DEL NOTARIADO ESPAÑOL · NOTARIADO EUROPA · NIHIL PRIUS FIDE

0036304882

REGISTRO MERCANTIL DE MADRID
P.º de la Castellana, 44 - 28046 MADRID

N.I.F. - E-81458556

DOCUMENTO PRESENTADO	2.003 105.709,0
DIARIO	1.347
ASIENTO	3

EL REGISTRADOR MERCANTIL que suscribe previo examen y calificación del documento precedente de conformidad con los artículos 18-2 del Código de Comercio y 6 del Reglamento del Registro Mercantil, ha procedido a su inscripción en el:

TOMO: 15.865 LIBRO: 0 FOLIO: 181
SECCION: 8 HOJA: M-34473
INSCRIPCION: 150

Madrid, 12 de SEPTIEMBRE de 2.003

EL REGISTRADOR,

Aplicada la Reduccion de los R.D.L. 6/1999 y 6/2000
BASE: SIN CUANTIA
HNOS S/M: CINCUENTA CON CINCUENTA Y OCHO CENTIMOS
********50,58

De conformidad con los articulos 333 RH y 80 RRM, SE HACE CONSTAR, que segun resulta de los archivos informáticos del Registro (articulos 12 y 79 RRM), la hoja registral de la entidad no se halla sujeta a cierre registral alguno, ni en la misma consta extendido asiento relativo a quiebra, suspensión de pagos o extinción.

REGISTRO MERCANTIL DE MADRID
MANUEL CASERO MEJIAS

Shareholders' Extraordinary General Meeting held on 5th March 2002
Amendment of article 2 of the Corporate By-laws. Expansion of the corporate object.
Deed dated 5th April 2002 granted before the Notary Public of San Sebastian de los Reyes, Mr. Emiliano Alvarez Buitrago under number 1.263 of his official records.

Shareholders' Extraordinary General Meeting held on 24th June 2002
Amendment of articles 23 (Board of the Meeting), 30 (Summons and quorum of the meetings of the Board of Directors) and 32 (Remuneration of the members of the Board and the Executive Committee) and of the Final Provision of the Corporate By-laws.
Deed dated 24th July 2002 granted before the Notary Public of Madrid, Mr. Emilio Recoder de Casso under number 959 of his official records.

antena 3 modificación estatutos
U

TIMBRE DEL ESTADO

05/2002

0,15 €

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EMILIO RECODER DE CASSO · NOTARIO · MADRID

NUMERO NOVECIENTOS CINCUENTA Y NUEVE. ---------

ELEVACION A PUBLICO DE ACUERDOS ADOPTADOS POR JUNTA GENERAL. ------------------------------------

EN MADRID, a veinticuatro de julio de dos mil dos. ---

Ante mí, EMILIO RECODER DE CASSO, Notario del Ilustre Colegio de Madrid, con residencia en esta capital. --

------------------C O M P A R E C E: -------------

DOÑA MONICA MARTÍN DE VIDALES GODINO, mayor de edad, casada, vecina de Madrid, Paseo de la Castellana, número 141; con D.N.I. número 50.820.772-H. ------------------------------------

----------------------INTERVIENE: -----------------

En nombre y representación de "**ANTENA 3 DE TELEVISIÓN, S.A.**", con C.I.F. número A-78839271, domiciliada en San Sebastián de los Reyes, Avenida Isla Graciosa, sin número, constituida por tiempo indefinido en escritura otorgada ante el Notario

de Madrid, Don José Machado Carpenter, el 7 de Junio de 1.988, y adaptados sus estatutos a la vigente legislación mercantil, mediante otra escritura autorizada por el mismo Notario, Sr. Machado Carpenter, el 5 de Julio de 1.991, número 2.108 de protocolo; inscrita en el Registro Mercantil de Madrid, al tomo 1924, folio 108, hoja, número M-34473. ----------------------------

Actúa en su calidad de Secretaria no Consejera del Consejo de Administración, cargo para el que fue nombrada por acuerdos del Consejo de Administración de la sociedad en su reunión de 20 de Marzo de 2.002, que fueron elevados a público mediante escritura otorgada el 5 de Abril de 2.002, ante el Notario de San Sebastián de los Reyes, Don Emiliano Alvarez Buitrago, bajo el número 1.263 de protocolo, que causó la inscripción 122ª de la hoja de la Sociedad en el Registro Mercantil, y a efectos de elevar a público los acuerdos adoptados por la Junta General Ordinaria y Extraordinaria de accionistas en su reunión de fecha 24 de Junio de 2.002, según certificación expedida por ella misma como

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Secretaria del mismo, y con el Visto Bueno del Presidente Don Luis Blasco Bosqued, cuyas firmas advero y legitimo.-------------------------------

Hago constar que a mi juicio las facultades representativas que me han sido acreditadas, son suficientes para el otorgamiento de la presente escritura de elevación a público de acuerdos sociales.---------------------------------------

La identifico por su documento de identidad expresado y, juzgo, conforme interviene, con la capacidad legal necesaria para este acto, a cuyo efecto,--

-----------------------DICE:--------------------

I.- Que en la Junta de la General Ordinaria y Extraordinaria de accionistas de la sociedad celebrada el 24 de Junio de 2.002, en el domicilio social, en San Sebastián de los Reyes (Madrid), Avenida Isla Graciosa s/n, en primera convocatoria, que había sido convocada mediante anuncios publicados en el Boletín Oficial del

Registro Mercantil de 7 de Junio de 2.002 y en el diario "EL MUNDO", de 7 de Junio de 2.002, bajo el órden del día siguiente: Orden del día: Primero.- Examen y aprobación, en su caso, de las cuentas anuales (Memoria, Balance y Cuenta de Pérdidas y Ganancias) y del informe de gestión tanto de "Antena 3 de Televisión, S.A.", como de su grupo consolidado de sociedades, y de la gestión del Consejo de Administración, todo ello referido al ejercicio económico 2.001.- Segundo.- Aprobación, en su caso, de la propuesta de aplicación del resultado de "Antena 3 de Televisión, S.A." correspondiente al ejercicio económico de 2.001.- Tercero.- Reelegir a la firma Arthur Andersen y Cia. S.Com. como Auditores de cuentas de "Antena 3 de Televisión, S.A." y de su grupo consolidado de sociedades para el ejercicio 2.002, al amparo de lo previsto en los artículos 42 del Código de Comercio y 204 de la Ley de Sociedades Anónimas.- Cuarto.- Fijación del número de Consejeros dentro de los límites máximo y mínimo previstos en los Estatutos, Nombramiento, ratificación y dimisión de Consejeros.- Quinto.- Autorización para la adquisición derivativa de acciones propias,

directamente o a través de sociedades del grupo.- Sexto.- Modificación de los siguientes artículos de los Estatutos sociales: Artículo 23. Presidencia de la Junta. Artículo 30. Convocatoria y quórum de las reuniones del Consejo de Administración. Artículo 32. Remuneración de los miembros del Consejo y de la Comisión Ejecutiva. Disposición final. Referida al sometimiento arbitral para las cuestiones relativas a los Estatutos sociales.- Séptimo.- Fijación de la dieta de asistencia al Consejo de Administración y a su Comisión Ejecutiva.- Octavo.- Delegación de facultades para formalizar, subsanar y ejecutar los acuerdos adoptados por la Junta general de accionistas.- ", cuya Junta fue celebrada con la asistencia de accionistas presentes y representados que representan el 97,9194 % del capital social con derecho a voto, se adoptaron por unanimidad de los asistentes, entre otros, los siguientes acuerdos: ------------------------------

Primero.- Modificación de los siguientes artículos de los Estatutos Sociales. -------------

Art. 23. Presidencia de la Junta. ------------

Art. 30. Convocatoria y quórum de las reuniones del Consejo de Administración. ----------

Art. 32. Remuneración de los miembros del Consejo y de la Comisión Ejecutiva. --------------

Disposición final. Referida al sometimiento arbitral para las cuestiones relativas a los estatutos sociales. ------------------------------

Aprobar por mayoría del 99,9265 % del capital presente y representado con derecho a voto la nueva redacción de los artículos 23 y 30 y la supresión Disposición final de los Estatutos Sociales y por mayoría del 99,8734 % del capital presente y representado con derecho a voto la nueva redacción del artículo 32, tal y como consta en la propuesta del Consejo de Administración que se remite al Informe emitido el 30 de mayo de 2002 por el Consejo de Administración, lo que se reproduce de forma literal: ----------------------

"Este apartado es objeto de desarrollo específico e individual en el Informe que asimismo se ha emitido por este Consejo de Administración

TIMBRE DEL ESTADO

0,15 €

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EMILIO RECODER DE CASSO · NOTARIO · MADRID
NIHIL PRIUS FIDE
PROTOCOLO

de 30 de mayo de 2002. ----------------------------

Se propone aprobar la redacción de los artículos estatutarios que consta en el mencionado Informe." --

La redacción de los artículos de los Estatutos Sociales, antes referidos, que consta en el citado informe, es la que aparece en la certificación que por la presente se eleva a público, que se dá aquí por reproducida para evitar inútiles repeticiones.

II.- Que expuesto cuanto antecede, la señora compareciente, según interviene, ------------------

-------------------------OTORGA: ------------------

Que eleva a públicos los acuerdos adoptados en la Junta General Ordinaria y Extraordinaria de accionistas, en su reunión de fecha 24 de Junio de 2.002, en los términos que resultan de la certificación unida a esta matriz. ----------------

A efectos de acreditar la convocatoria de la referida Junta General me exhibe testimonio de las hojas del BORME y diario referido en que aparecen

publicados los anuncios de las que obtengo fotocopias extendida en dos folios de papel timbrado de uso exclusivo para documentos notariales que como testimonio de los mismos dejo unidos a esta matriz. -----------------------------

Hago las reservas y advertencias legales en particular la de la obligatoriedad de la inscripción de la presente en el Registro Mercantil. ---------------------------------------

Así lo dice y otorga, la señora compareciente, a quien le ha sido leída la presente escritura, por su elección, la encuentra conforme, se ratifica y firma conmigo. -------------------------

Y del contenido del presente instrumento público consignado en cuatro folios de papel timbrado de uso exclusivo para documentos notariales, números el presente firmado y los tres anteriores en orden correlativo inverso, yo, Notario, DOY FE. ---------------------------------

Sigue la firma de la compareciente.- Signado: EMILIO RECODER DE CASSO. -Rubricados y sellado. ---

<u>Sigue Documentación Unida</u>

TIMBRE DEL ESTADO

0,15 €

4M5003642

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EMILIO RECODER DE CASSO · NOTARIO · MADRID · NIHIL PRIUS FIDE

DOÑA MÓNICA MARTÍN DE VIDALES GODINO, Secretario no Consejero de la sociedad denominada **ANTENA 3 DE TELEVISIÓN, S.A.**, domiciliada en San Sebastián de los Reyes (Madrid), Avda. Isla Graciosa s/n, con Código de Identificación Fiscal A-78 839271, inscrita en el Registro Mercantil de Madrid, 8.788 general, 7.636 de la Sección Tercera del Libro de Sociedades, Folio 125, Hoja Número 71.529-3, Inscripción primera.

CERTIFICA

Que, el día 24 de junio de 2002, se celebró, en primera convocatoria, la Junta General Ordinaria y Extraordinaria de Accionistas de ANTENA 3 DE TELEVISIÓN, S.A., a las 17:30 horas, en el domicilio social, sito en San Sebastián de los Reyes, Madrid, Avda. Isla Graciosa s/n.

Esta Junta General Ordinaria y Extraordinaria fue convocada por el Consejo de Administración de la Sociedad, publicándose los anuncios de convocatoria en el Boletín Oficial del Registro Mercantil, nº 106, del 7 de junio de 2002, y en el periódico EL MUNDO del mismo día.

D. Emiliano Álvarez Buitrago, Notario de San Sebastián de los Reyes, asistió a la Junta aceptando el requerimiento realizado conforme al art. 114 del al Ley de Sociedades Anónimas, y levantó acta de la reunión, que una vez por él redactada no precisa aprobación por la Junta.

Actuaron como Presidente y Secretario de la Junta D. Luis Blasco Bosqued y Dña *Mónica Martín de Vidales, respectivamente.*

El Presidente de la Junta una vez examinados los datos de asistencia, que le habían sido proporcionados por los servicios de la sociedad declaró que asistieron 19 accionistas presentes que representan el 0, 3970 % del capital y 24 accionistas representados que representan el 97,5223 % del capital, lo que supone la asistencia de un total de 97,9194 % del capital social .

Habiendo quórum suficiente el Sr. Presidente declaró validamente constituida la Junta y el Notario preguntó si existían reservas o protestas sobre las manifestaciones del Presidente relativas al número de socios concurrentes y al capital presente y nadie hizo ninguna.

A petición del Presidente se incorporó al acta la lista de asistentes desglosado.

A continuación, a lo largo de la reunión, se adoptaron entre otros los siguientes acuerdos:

Primero.- Modificación de los siguientes artículos de los Estatutos Sociales.

Art. 23. Presidencia de la Junta.
Art. 30. Convocatoria y quórum de las reuniones del Consejo de Administración.
Art. 32. Remuneración de los miembros del Consejo y de la Comisión Ejecutiva.
Disposición final. Referida al sometimiento arbitral para las cuestiones relativas a los estatutos sociales.

Aprobar por mayoría del 99, 9265 %del capital presente y representado con derecho a voto la nueva redacción de los artículos 23 y 30 y la supresión Disposición final de los *Estatutos Sociales y por mayoría de 99, 8734 % del capital presente y representado con* derecho a voto la nueva redacción del artículo 32, tal y como consta en la propuesta del Consejo de Administración que se remite al Informe emitido el 30 de mayo de 2002 por el Consejo de Administración , lo que se reproduce de forma literal:

"Este apartado es objeto de desarrollo específico e individual en el Informe que asimismo se ha emitido por este Consejo de Administración de 30 de mayo de 2002.

Se propone aprobar la redacción de los artículos estatutarios que consta en el mencionado Informe."

La redacción de los artículos de los Estatutos Sociales, antes referidos, que consta en el citado informe, es la siguiente:

Artículo 23.- PRESIDENTE Y SECRETARIO DE LA JUNTA.

Actuarán de Presidente y Secretario en las Juntas Generales de Accionistas, tanto ordinarias como extraordinarias, quienes lo sean del Consejo de Administración. En el supuesto de ausencia o imposibilidad de asistencia del Presidente, presidirá la Junta el Vicepresidente del Consejo de Administración, en el caso de que este cargo estuviera proveído. En caso de no existir o no asistir tampoco el Vicepresidente, actuará de Presidente el socio o persona con derecho a asistencia que elijan los asistente. En caso de ausencia o imposibilidad de asistencia del Secretario, actuará de Secretario el socio o persona con derecho de asistencia que elijan los asistentes para cada caso.

Artículo 30 .- CONVOCATORIA Y QUÓRUM DE LAS REUNIONES DEL CONSEJO DE ADMINISTRACIÓN.

El Consejo de Administración se reunirá siempre que lo exija el interés de la Sociedad, y por lo menos cuatro veces al año, en el domicilio social o en cualquier otro lugar, correspondiendo convocarlo al Presidente, o a quien haga sus veces. Asimismo el Presidente deberá necesariamente convocarlo siempre que lo soliciten dos de sus miembros. La convocatoria se hará con cinco días de antelación al menos, a la fecha de la reunión, salvo en casos de extraordinaria urgencia, en los que la antelación podrá *reducirse a 24 horas. En todos los casos, en la convocatoria se indicará, la fecha de la* reunión, indicando lugar y hora de la reunión. Tales formalidades no serán necesarias

cuando, estando reunidos todos los Consejeros, decidan por unanimidad celebrar sesión del Consejo.

El Consejo sólo podrá deliberar válidamente cuando concurran a él, presentes o representados, la mitad más uno de los miembros del mismo. La representación deberá ser por escrito y para cada sesión y a favor de otro Consejero.

Los acuerdos se tomarán por mayoría absoluta de los votos que ostenten los presentes y representados, salvo en el caso de delegación permanente de alguna facultad del Consejo de Administración en la Comisión Ejecutiva o en el Consejero o Consejeros Delegados, y la designación de los Consejeros que hayan de ocupar tales cargos, siendo preciso en tales supuestos el voto favorable de las dos terceras partes de los componentes del Consejo.

La votación por escrito y sin sesión será admitida cuando ningún Consejero se oponga a este procedimiento.

Las deliberaciones y acuerdos del Consejo se llevarán a un Libro de Actas y cada Acta será firmada por el Presidente y el Secretario o por quienes les hubiesen sustituido

Artículo 32.- REMUNERACIÓN DE LOS MIEMBROS DEL CONSEJO Y DE LA COMISIÓN EJECUTIVA.

La retribución de los Consejeros consistirá en dietas por asistencia a las sesiones del Consejo de Administración, cuya cuantía se decidirá por la Junta General de Accionistas para cada año o con validez para los ejercicios que la propia Junta establezca, pudiendo establecerse dietas distintas para unos y otros Consejeros

También se retribuirá a los miembros de la Comisión Ejecutiva mediante dietas de asistencia a las sesiones de la Comisión, cuya cuantía se decidirá por la Junta General de Accionistas para cada año o con validez para los ejercicios que la propia Junta establezca, pudiendo establecerse dietas distintas para unos y otros miembros de la Comisión ejecutiva.

La retribución como Consejero prevista en este artículo es independiente de cualquier otra retribución que por motivos de relación laboral o prestación de servicios puedan percibirse.

DISPOSICIÓN FINAL.- Se suprime su contenido.

Segundo.- Delegación de facultades para formalizar, subsanar y ejecutar los acuerdos adoptados por la Junta General de Accionistas.

Aprobar por mayoría de 99,9265 % del capital social con derecho a voto facultar en la forma más amplia y eficaz posible en derecho, con carácter solidario, al Presidente del Consejo de Administración y al Secretario de este órgano, para que cualquiera de ellos, de modo indistinto, puedan comparecer ante Notario Público y otorgar la escrituras públicas necesarias para la formalización de los acuerdos que así lo requieran,

incluyendo las de aclaración, subsanación y rectificación, para su más exacto cumplimiento y para la inscripción de los mismos en el Registro Mercantil.

Y para que así conste y surta los efectos oportunos expide la presente certificación con el visto bueno del Presidente, D. Luis Blasco Bosqued, en Madrid, a 19 de julio de 2002.

Vº Bº
El Presidente

El Secretario

Orden del día

Primero.—Examen y aprobación, en su caso, de las cuentas e informe de gestión, correspondientes al ejercicio 2001.

Segundo.—Censura de la gestión social.

Tercero.—Ruegos y preguntas.

Cuarto.—Aprobación, en su caso, del acta de la Junta.

Los accionistas tienen derecho a examinar en el domicilio social los documentos que han de ser sometidos a la aprobación de la Junta. Asimismo, de conformidad con el artículo 212 de la Ley de Sociedades Anónimas, los accionistas pueden solicitar la entrega y el envío gratuito de dichos documentos.

Elche, 3 de junio de 2002.—El Presidente del Consejo de Administración.—27.315.

AGRUPACIÓN DE FABRICANTES DE ACEITES MARINOS, S. A. (AFAMSA)

Junta general ordinaria

De acuerdo con la Ley de Sociedades Anónimas, se convoca a los señores accionistas de «Agrupación de Fabricantes de Aceites Marinos, Sociedad Anónima» (AFAMSA), a la Junta general ordinaria, que se celebrará en el domicilio social, calle Severino Cobas, 118, 36214 Vigo, a las 12 horas del día 26 de junio de 2002, en primera convocatoria, y, en su caso, en segunda convocatoria, a la misma hora y lugar del día siguiente, 27 de junio, con el siguiente:

Orden del día

Primero.—Examen y aprobación, si procede, de las cuentas anuales del ejercicio 2001 e informe de gestión.

Segundo.—Examen y aprobación, en su caso, de la propuesta de aplicación de resultados, correspondientes al ejercicio 2001.

Tercero.—Cese y nombramiento de Administradores.

Cuarto.—Nombramiento de Auditores de cuentas para el ejercicio 2002.

Quinto.—Ruegos y preguntas.

Sexto.—Delegación de facultades para elevar a público los acuerdos de la Junta general.

Séptimo.—Redacción y aprobación del acta en cualquiera de las formas previstas en el artículo 113 de la Ley de Sociedades Anónimas.

A partir de la presente convocatoria, los accionistas tendrán a su disposición la documentación que se cita en la orden del día.

Vigo, 24 de mayo de 2002.—El Presidente, Eugenio Buján García.—25.621.

AGUAS DE CABREIROÁ, SOCIEDAD ANÓNIMA

Convocatoria de Junta general ordinaria

En cumplimiento del acuerdo del Consejo de Administración, se convoca Junta general ordinaria, para el día 24 de junio de 2002, a las doce horas, en el domicilio social, camino de Cabreiroá, sin número, Verín (Ourense), en primera convocatoria, y al día siguiente 25 de junio, en el mismo lugar y hora, en segunda convocatoria, bajo el siguiente

Orden del día

Primero.—Aprobación de las cuentas anuales, correspondientes al ejercicio 2001, que comprenden, Balance, Cuenta de Pérdidas y Ganancias, Memoria e informe de gestión.

Segundo.—Aplicación del resultado.

Tercero.—Aprobación, si procede, de la gestión del Consejo de Administración.

Cuarto.—Nombramiento de Auditores.

Quinto.—Delegación de facultades para elevar a público los acuerdos adoptados y cumplimentar el depósito de las cuentas anuales en el Registro Mercantil.

Sexto.—Asuntos varios.

Séptimo.—Ruegos y preguntas.

Octavo.—Redacción, lectura y aprobación, si procede, del acta de la Junta.

Observaciones: La documentación e informes del Consejo, correspondientes a los asuntos del orden del día, el informe de gestión, así como el informe de los Auditores de cuentas, se encuentran a disposición de los accionistas, para su examen, en la Secretaría y en el domicilio social. Asimismo, podrán solicitar la entrega o el envío gratuito de los mismos.

Verín, 3 de junio de 2002.—La Secretaria del Consejo de Administración, Irene Santana Carnero.—27.388.

AGUA Y BALNEARIO DE CORCONTE, S. A.

Convocatoria Junta general ordinaria de accionistas

Por acuerdo del Consejo de Administración de esta entidad, se convoca a los señores accionistas de esta sociedad a la Junta general ordinaria, que se celebrará en el domicilio social, sito en el balneario de Corconte, Hoz de Arreba, Ayuntamiento de Valle de Valdebezana, provincia de Burgos, en primera convocatoria, el día 28 de junio de 2002, a las doce horas y, en su caso, en segunda convocatoria, si no hubiera quórum suficiente en la primera, al día siguiente, en el mismo lugar, a las doce horas y treinta minutos, para tratar sobre el siguiente

Orden del día

Primero.—Examen y aprobación, en su caso, de la cuentas anuales (Balance, Cuenta de Pérdidas y Ganancias y Memoria), correspondientes al ejercicio 2001, así como gestión efectuada por los Administradores de la sociedad durante dicho ejercicio.

Segundo.—Aplicación de resultados.

El presente orden del día y los asuntos en él comprendidos han sido examinados y ha dado su conformidad su Letrado Asesor de la empresa, don. Juan José Negrete Mazón.

Los accionistas que lo deseen pueden examinar en el domicilio social o solicitar que les sea remitida, de forma inmediata y gratuita, copia de los documentos que van a ser sometidos para su aprobación a la Junta y el informe de la auditoría.

Podrán asistir a la Junta, por sí o por medio de representación, los accionistas que cumplan los requisitos establecidos por la Ley y por los Estatutos sociales y expresamente lo dispuesto en los artículos 18 de los Estatutos sociales y 104 al 108 del texto refundido de la Ley de Sociedades Anónimas de 22 de diciembre de 1989.

Hoz de Arreba, Ayuntamiento de Valle de Valdebezana, provincia de Burgos, 5 de junio de 2002.—El Presidente del Consejo de Administración.—27.337.

AIRBING IBÉRICA, S. A.

Se convoca a los señores accionistas a la Junta general ordinaria, que se celebrará en el domicilio social, calle Costa, número 9, 1.º izquierda, el día 28 de junio de 2002, a las diecinueve horas, en primera convocatoria, y, el día 29 de junio de 2002, a la misma hora, en segunda convocatoria, para tratar el siguiente

Orden del día

Primero.—Censura de la gestión social, examen y aprobación de las cuentas anuales, correspondientes a los ejercicios de 2000 y 2001 y propuesta de aplicación de los resultados.

Segundo.—Informe sobre modificación acuerdos cesión derechos de imagen y fondo de comercio.

Tercero.—Lectura y aprobación del acta de la Junta, si procede.

Cualquier accionista que lo desee podrá obtener de la sociedad, de forma inmediata y gratuita, los documentos que han de ser sometidos a la aprobación de la Junta.

Zaragoza, 22 de mayo de 2002.—El Administrador único, Pedro Susín Nieto.—25.427.

ALCOY COCENTAINA GAS, SOCIEDAD ANÓNIMA

Por acuerdo del Consejo de Administración se convoca Junta general ordinaria de accionistas, que se celebrará en Alcoy, Colegio Mayor Ovidi Montllor, calle San Juan de Ribera, número 11, el día 28 de junio de 2002, a las dieciséis horas treinta minutos, en primera convocatoria, y en segunda convocatoria, si procediere, a la misma hora y lugar, el 29 de junio de 2002, con arreglo al siguiente

Orden del día

Primero.—Aprobar la Memoria, Balance y Cuenta de Pérdidas y Ganancias correspondiente al ejercicio económico de 2001, así como las gestiones realizadas por el Consejo de Administración.

Segundo.—Distribución de resultados.

Tercero.—Redacción y aprobación, si procede, del acta de la Junta.

Cualquier accionista podrá obtener de la sociedad, en su domicilio social, de forma inmediata y gratuita, los documentos que han de ser sometidos a la Junta que se convoca, y pedir la entrega o el envío gratuito de dichos documentos.

Alcoy, 31 de mayo de 2002.—El Presidente del Consejo de Administración.—27.336.

ALFA MICROGÉS, SOCIEDAD ANÓNIMA

Se convoca a los señores accionistas de la sociedad «Alfa Microgés, Sociedad Anónima», a la Junta general y ordinaria, que tendrá lugar en el domicilio social de la misma, calle Francisco de Goya, número 5, el día 30 de junio de 2002, a las dieciocho horas, en primera convocatoria, o, en segunda, el día siguiente, en igual lugar y hora.

De conformidad con el artículo 212 de la Ley de Sociedades Anónimas, en el domicilio social antes reseñado, se encuentran a disposición de los señores accionistas todos y cada uno de los documentos que han de ser sometidos a la aprobación de la mencionada Junta.

Orden del día

Primero.—Nombramiento del Presidente y Secretario de la Junta.

Segundo.—Lectura y aprobación, en su caso, de las cuentas anuales, correspondientes al ejercicio 2001.

Tercero.—Ruegos y preguntas.

Cuarto.—Aprobación, si procede, del acta de la Junta.

Madrid, 27 de mayo de 2002.—El Administrador único, Jorge Abad Cañas.—25.461.

ANTENA 3 DE TELEVISIÓN, S. A.

Convocatoria de Junta general ordinaria y extraordinaria de accionistas

Por acuerdo del Consejo de Administración, se convoca Junta general ordinaria y extraordinaria de accionistas, que se celebrará, en primera convocatoria, el día 24 de junio de 2002, a las diecisiete treinta horas, en el domicilio social, San Sebastián de los Reyes (Madrid), avenida Isla Graciosa, sin

número, y, en su caso, en segunda convocatoria, el siguiente día, 25 de junio de 2002, a la misma hora y en el mismo lugar, a fin de deliberar y resolver sobre los asuntos comprendidos en el siguiente

Orden del día

Primero.—Examen y aprobación, en su caso, de las cuentas anuales (Memoria, Balance y Cuenta de Pérdidas y Ganancias) y del informe de gestión tanto de «Antena 3 de Televisión, S. A.», como de su grupo consolidado de sociedades, y de la gestión del Consejo de Administración; todo ello referido al ejercicio económico 2001.

Segundo.—Aprobación, en su caso, de la propuesta de aplicación del resultado de «Antena 3 de Televisión, S. A.», correspondiente al ejercicio económico de 2001.

Tercero.—Reelegir a la firma Arthur Andersen y Cía. S.Com. como Auditores de cuentas de «Antena 3 de Televisión, S. A.», y de su grupo consolidado de sociedades para el ejercicio 2002, al amparo de lo previsto en los artículos 42 del Código de Comercio y 204 de la Ley de Sociedades Anónimas.

Cuarto.—Fijación del número de Consejeros dentro de los límites máximo y mínimo previstos en los Estatutos. Nombramiento, ratificación y dimisión de Consejeros.

Quinto.—Autorización para la adquisición derivativa de acciones propias, directamente o a través de sociedades del grupo.

Sexto.—Modificación de los siguientes artículos de los Estatutos sociales:

Artículo 23. Presidencia de la Junta.

Artículo 30. Convocatoria y quórum de las reuniones del Consejo de Administración.

Artículo 32. Remuneración de los miembros del Consejo y de la Comisión Ejecutiva.

Disposición final. Referida al sometimiento arbitral para las cuestiones relativas a los Estatutos sociales.

Séptimo.—Fijación de la dieta de asistencia al Consejo de Administración y a su Comisión Ejecutiva.

Octavo.—Delegación de facultades para formalizar, subsanar y ejecutar los acuerdos adoptados por la Junta general de accionistas.

Intervención de Notario en la Junta: El Consejo de Administración ha acordado requerir la presencia de Notario para que levante acta de la Junta, de conformidad con lo dispuesto en el artículo 114 de la Ley de Sociedades Anónimas, en relación con los artículos 101 y 103 del Reglamento del Registro Mercantil.

Derecho de información: De conformidad con lo dispuesto en los artículos 144 y 212 y concordantes de la Ley de Sociedades Anónimas, se hace constar que los accionistas tienen derecho a obtener y examinar, en el domicilio social de la compañía, o a solicitar a ésta que les sea remitida de forma inmediata y gratuita, copia de los documentos que van a ser sometidos a la aprobación de la Junta cuya entrega prevén los citados artículos de la Ley, expresamente, las cuentas anuales, individual y consolidadas, los informes de gestión, individual y consolidado, los informes de los Auditores de cuentas, individual y consolidado, el texto íntegro de las modificaciones estatutarias propuestas y el informe del Consejo de Administración sobre dichas modificaciones.

Requisitos para la asistencia a la Junta general: Tendrán derecho a asistir a la Junta general los señores accionistas titulares de acciones que las tuvieran inscritas en el Libro Registro de Acciones con cinco días de antelación a aquel en el que haya de celebrarse la Junta. También tendrán derecho a asistir a la Junta los titulares de acciones que acrediten, mediante documento público, su regular adquisición de quien en el Libro Registro aparezca como titular.

Nota: La Junta se celebrará, previsiblemente, en primera convocatoria.

San Sebastián de los Reyes (Madrid), 30 de mayo de 2002.—El Secretario del Consejo de Administración, Mónica Martín de Vidales.—27.509.

APARAN, S. A.

Convocatoria de Junta general extraordinaria y ordinaria

Por acuerdo del Consejo de Administración de la sociedad, se convoca a Junta general extraordinaria y ordinaria a los accionistas de la sociedad, en el domicilio social de Santesteban (Navarra), paraje de Aparan, sin número, para el próximo día 25 de junio de 2002, a las diecisiete horas, en primera convocatoria, y el siguiente día, 26 de junio, a las diecisiete horas, en segunda convocatoria, bajo el siguiente

Orden del día

Primero.—Examen y aprobación, si procede, de las cuentas anuales relativas al ejercicio comprendido entre el 1 de enero de 2.001 y el 31 de diciembre de 2.001.

Segundo.—Acuerdo sobre distribución de resultados correspondientes al citado ejercicio, así como la aprobación, en su caso, de la gestión del Consejo de Administración.

Tercero.—Ruegos y preguntas.

Cuarto.—Aprobación del acta de la Junta o nombramiento de Interventores para ello.

Conforme a lo dispuesto en el artículo 212 del texto refundido de la Ley de Sociedades Anónimas, desde la publicación de la presente convocatoria, cualquier accionista podrá obtener de la sociedad, de forma inmediata y gratuita, los documentos que han de ser sometidos a la Junta general para su aprobación, e igualmente por escrito, con anterioridad a la celebración de la Junta o verbalmente durante la misma, los informes o aclaraciones que estimen precisos, relativos a los asuntos comprendidos en el orden del día.

Santesteban, 4 de junio de 2002.—El Presidente del Consejo de Administración, Antonio Apezteguía Lanaspa.—27.497.

APROVECHAMIENTO INDUSTRIAL DE PLANTAS TEXTILES, S. A.

Convoca Junta general ordinaria a celebrar en el domicilio social, el día 27 de junio de 2002 a las dieciocho horas, en primera convocatoria y en segunda el 28 de junio de 2002, en el mismo lugar y hora.

Orden del día

Primero.—Examen y aprobación de las cuentas anuales, propuesta de aplicación de resultados del ejercicio 2001 y gestión del Consejo de Administración.

Segundo.—Designación de auditores de cuentas de la sociedad.

Tercero.—Redacción, lectura y aprobación del acta de la sesión.

Los señores accionistas podrán examinar y, en su caso, obtener, de forma gratuita los documentos sometidos a la aprobación de la Junta, de acuerdo con la legislación vigente.

San Juan de la Vega, 31 de mayo de 2002.—El Presidente.—25.825.

ARAGONESA DE PAPEL CONTINUO Y FORMULARIOS, S. L. (Sociedad absorbente) FORMULARIOS GRÁFICOS PARA ORDENADORES, S. L. (Sociedad absorbida)

Según el artículo 242 de la Ley de Sociedades Anónimas, por remisión del artículo 94 de la Ley de Sociedades de Responsabilidad Limitada, se hace público que las Juntas generales universales y extraordinarias de socios de las sociedades «Aragonesa de Papel Continuo y Formularios, Sociedad Limitada» y «Formularios Gráficos para Ordenadores, Sociedad Limitada», celebradas el día 29 de mayo de 2002, en domicilio social, acordaron por unanimidad la fusión por absorción de «Formularios Gráficos para Ordenadores, Sociedad Limitada» por «Aragonesa de Papel Continuo y Formularios, Sociedad Limitada», con la consiguiente disolución sin liquidación de la sociedad absorbida, transmitiéndose en bloque la totalidad de su patrimonio social a la sociedad absorbente que se subrogará en todos los derechos y obligaciones de aquélla.

Se hace constar expresamente el derecho de los socios y acreedores de la sociedad a obtener el texto íntegro de los acuerdos adoptados y el Balance de fusión. Asimismo los acreedores de cada una de las sociedades que se fusionan tienen el derecho de oponerse al acuerdo de fusión en los términos previstos en el artículo 166 de la Ley de Sociedades Anónimas.

La Puebla de Alfindén, 29 de mayo de 2002.—El Presidente del Consejo de Administración de «Aragonesa de Papel Continuo y Formularios, Sociedad Limitada» y de Formularios Gráficos para Ordenadores, Antonio Murillo Alfranca.—26.019.

y 3.ª 7-6-2002

ARCOS DE LA ROMANILLA, SOCIEDAD ANÓNIMA

Convocatoria de Juntas generales ordinarias y extraordinarias

Se convoca a los señores accionistas de esta sociedad a las Juntas generales que se celebrarán en el domicilio comercial, sito en la avenida de Roquetas de Mar, 297, de Roquetas de Mar. La Junta general ordinaria se celebrará, en primera convocatoria, a las diecisiete horas del día 26 de junio de 2002, y en segunda convocatoria, al día siguiente, en el mismo lugar y hora, con el siguiente

Orden del día

Primero.—Aprobar, si procede, la gestión del órgano de administración de la sociedad.

Segundo.—Examen y aprobación, si procede, de las cuentas anuales del ejercicio cerrado el 31 de diciembre de 2001 y de la propuesta de aplicación de los resultados.

Tercero.—Ruegos y preguntas.

La Junta general extraordinaria se celebrará a las dieciocho horas del día 26 de junio de 2002 y, si procede, en segunda convocatoria, al día siguiente, en el mismo lugar y hora, con el siguiente

Orden del día

Primero.—Estudio y aprobación, de la retribución fija del Consejo de administración.

Segundo.—Ruegos y preguntas.

Los socios que lo deseen podrán examinar, en el domicilio comercial, o solicitar de la sociedad que les sea remitida, de forma gratuita, copia de los documentos que en relación a los distintos puntos que figuran en los órdenes del día van a ser sometidos a su aprobación por las Juntas.

Roquetas de Mar, 22 de mayo de 2002.—El Presidente del Consejo de Administración, José Antonio Pomares López.—25.908.

AREXPLAST, SOCIEDAD ANÓNIMA

Se convoca a los señores accionistas a la Junta general ordinaria, que se celebrará en el domicilio social el día 29 de junio de 2002, a las doce horas, en primera convocatoria, y al día siguiente, en el mismo lugar y hora, en segunda convocatoria, con el siguiente

Orden del día

Primero.—Censura de la gestión social y exposición del informe de gestión.

TESTI.../...

TIMBRE DEL ESTADO

0,15 €

4M5003645

05/2002

EMILIO RECODER DE CASSO · NOTARIO · MADRID · NIHIL PRIUS FIDE

TIMBRE DEL ESTADO

0,15 €

4J8059743

02/2002

CASO BBVA / LA MARCHA EN LOS JUZGADOS

Garzón baraja la suspensión del careo entre González e Ybarra

C. R. G./AL.

MADRID.— El juez del caso BBVA, Baltasar Garzón, baraja desde ayer la posibilidad de suspender el careo entre Francisco González y Emilio Ybarra, anunciado en su providencia del pasado 7 de mayo para el día 10 de este mes de junio.

El instructor informó al fiscal y a los abogados de las defensas que el careo tendrá lugar «en su caso» en la tarde del día 21 de junio, una vez tomada la declaración, esa misma mañana, a Francisco González. Será la segunda vez que el presidente de la entidad tenga que comparecer. Ybarra, principal imputado, se estrenará tres días antes.

Ante la objeción realizada por el letrado de Emilio Ybarra, Horacio Oliva, quien dijo tener que asistir esa tarde a otro cliente en el juicio del caso *Atlético*, Garzón insistió en que «ya se verá, en su caso» si acaba por celebrarse dicha diligencia.

El cara a cara entre los dos banqueros es una de las comparecencias más esperadas de cuantas se vienen celebrando en esta causa desde que Francisco González testificó que Ybarra le mintió acerca de la existencia de una cuenta secreta y extracontable de 37.000 millones de pesetas en el paraíso *fiscal* de Jersey. Sin embargo, la expectación en torno a este encuentro, se rebajó con la noticia (ver EL MUNDO 2-06-02) de que los letrados de ambas partes estaban dispuestos a pactar sus respectivas declaraciones e incluso a recurrir dicha diligencia ante el juez.

Las fuentes procesales consultadas insisten en que el careo –inhabitualmente señalado con antelación– siempre estuvo condicionado a la existencia de contradicciones. Las mismas fuentes añaden que la declaración de Emilio Ybarra sigue siendo, a pesar de sus abogados, «imprevisible». Sea como sea, la seguridad sobre la celebración de dicho careo se ha desvanecido.

Molinuevo «obedeció»

Por su parte, el ex subdirector general del BBVA, Rodolfo Molinuevo, declaró ayer como imputado y admitió haber ordenado las tres salidas de fondos de Amelan –la fundación de la que era apoderado–, siguiendo instrucciones verbales de Ybarra y de Luis Bastida (responsable del área financiera).

Molinuevo se desentendió, en todo caso, del destino final del tercero de estos pagos, que fue a parar a la campaña de Chávez en Venezuela. Insistió en que él se encargó de constituir los trust 532 y 541 en Jersey, para traspasar el dinero de uno a otro, pero dijo desconocer el uso que el banco hizo de dichos fondos.


Grupo Financiero
BBVA Bancomer
REUNIÓN NACIONAL DE CONSEJEROS
SEPTIEMBRE 2000

El presidente de México, Vicente Fox, entre Emilio Ybarra y Francisco González, en una reunión de directivos del BBVA-Bancomer. / EFE

Nelson Rodríguez, encarcelado por un presunto delito de fraude

El presidente de México solicita al BBVA datos sobre la adquisición de Bancomer

JULIO A. PARRADO
Corresponsal

NUEVA YORK.— Nelson Rodríguez, principal testigo del escándalo de evasión y lavado de dinero del BBV, fue ingresado el pasado viernes en una prisión federal de Puerto Rico. La medida, tomada por la Oficina Federal de Prisiones, partió del fiscal federal jefe, Guillermo Gil, y ha sido calificada por su abogado como «una maniobra de última hora para presionar a los demás testigos del caso BBV en Puerto Rico».

Según algunas fuentes, el juez Baltasar Garzón tiene previsto viajar en breve, por segunda vez, a la isla caribeña para entrevistar a tres personas, que podrían aportar más pruebas sobre las presuntas operaciones de lavado de dinero y pago de sobornos que se tejieron en el banco internacional del BBV.

El letrado de Rodríguez, Mike Corona, insinuó ayer a este diario que la decisión del fiscal Gil tiene que ver con el reciente viaje de su defendido a Perú. Allí, Nelson Rodríguez compareció ante una comisión de investigación que indaga en la trama, en especial en los pagos recibidos por Vladimiro Montesinos —ex jefe de espionaje de Fujimori— a cambio de facilitar la entrada de BBV en aquel país.

Nada más regresar de Perú, Nelson Rodríguez inició el cumplimiento de una sentencia de prisión menor (pernoctación en un centro comunitario) por cinco meses. Tal pena, había sido impuesta el pasado enero por un delito de fraude cometido por Rodríguez cuando era notario y máximo asesor legal del BBV en Puerto Rico.

«La sentencia del juez dejaba claro que era un tercer grado. Sin embargo han maniobrado para hacerle cumplir la pena en la cárcel», explicaba ayer el letrado Corona. Este asegura que la única explicación recibida hasta ahora es que se trata de una «decisión administrativa».

Según este abogado, el fiscal jefe habría actuado también motivado por una revancha personal. De hecho, el viernes pasado fue el último día que Guillermo Gil ocupaba tal cargo. Había sido destituido recientemente tras años de interinidad y coincidiendo con el súbito interés de Washington y el Departamento de Justicia por la forma en que había llevado el caso BBV.

Gil fue el fiscal que se negó a hacer caso a las insistentes denuncias de Nelson Rodríguez sobre las irregularidades del BBV. Sin embargo, sí resucitó un antiguo caso de fraude —sellado amistosamente entre el BBV y Rodríguez— hasta lograr la condena de cinco meses de servicios comunitarios.

Rodríguez, tachado públicamente por el BBV como un excéntrico movido por ansias de venganza, acudió en su día a Baltasar Garzón, al que aportó supuestamente pruebas documentales de varias operaciones ilegales.

Por otra parte, la imponente sede madrileña del BBVA será hoy el escenario de un discreto encuentro entre directivos de la entidad y los parlamentarios mexicanos encargados de investigar las presuntas irregularidades perpetradas en las adquisiciones de Mercantil Probursa y Bancomer, según informa C. Alvarez de Toledo.

El diputado José Antonio Magallanes y el senador Jesús Ortega, del Partido Revolucionario Democrático (PRD), revelaron ayer a EL MUNDO que su intención es pedir explicaciones al banco por las operaciones realizadas en México, en las que el BBVA podría haber incurrido en múltiples delitos, que van desde el blanqueo de dinero y la evasión de impuestos hasta la vulneración de la ley bancaria mexicana y el cohecho.

Las pesquisas de los legisladores —que ya se han entrevistado con el fiscal jefe Anticorrupción, el fiscal jefe Antidroga y, ayer mismo, con el instructor de la causa de las cuentas secretas, Baltasar Garzón— se enmarcan dentro de las comisiones de investigación abiertas por el Parlamento de México con el apoyo de todas las formaciones políticas.

El senador Ortega expresó ayer a este periódico sus sospechas de que el BBVA pudo hacerse con el 45% de Bancomer en mayo de 2000 mediante el soborno de funcionarios públicos. En este sentido, recordó la carta que el ex copresidente Emilio Ybarra remitió al Banco de España el pasado 14 de noviembre, en la que reconoce que recurrió a «personas físicas extranjeras» para que en calidad de «manos amigas» adquirieran por su cuenta títulos de Bancomer en previsión de una OPA hostil de su principal rival, Banamex.

Contactos con todos los partidos, salvo con el PP

Además de entrevistarse con Garzón, los fiscales y directivos del BBVA, los parlamentarios mexicanos han querido tomar contacto con representantes de las principales formaciones políticas españolas. Si el pasado martes se entrevistaron con diputados de IU, entre ellos, el ex coordinador general Francisco Frutos, ayer tuvieron la ocasión de intercambiar información con miembros del PSOE, en un encuentro que el senador Ortega calificó como «muy fructífero». Los políticos mexicanos también han solicitado una entrevista con miembros del PP, pero el partido del Gobierno todavía no les ha respondido.

APLICACION ARANCEL DISPO. ADICIONAL 3ª LEY 8/89

BASES DE CALCULO: Sin Cuantía

ARANCEL APLICABLE: 1, 4, Nª 8, 7, 5

DERECHOS ARANCELARIOS - 180,76 EUROS

ES COPIA LITERAL de su matriz con la que concuerda fielmente y donde queda anotada. La expido yo FRANCISCO DE ASIS PIZARRO, Notario del Ilustre Coelgio de Madrid, en sustitución por imposibilidad accidental de mi compañero de residencia DON EMILIO RECODER DE CASSO, a instancias de la compareciente, según interviene en ocho folios de papel exclusivo para documentos notariales, números el presente y los siete anteriores en orden correlativo inverso. En Madrid. El veinticuatro de julio de dos mil dos. DOY FE. --

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DOCUMENTO PRESENTADO	2.002 55.710,0
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EL REGISTRADOR MERCANTIL que suscribe previo examen y calificación del documento precedente de conformidad con los artículos 18-2 del Código de Comercio y 6 del Reglamento del Registro Mercantil, ha procedido a su inscripción en el:

TOMO: 15.865 LIBRO: 0 FOLIO: 175

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Madrid, 13 de SEPTIEMBRE de 2.002

EL REGISTRADOR,

Aplicada la Reducción de los R.D.L. 6/1999 y 6/2000

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HNOS S/M: TREINTA Y TRES CON CUARENTA Y DOS CÉNTIMOS (33,42)

REGISTRO MERCANTIL DE MADRID

Shareholders' Ordinary and Extraordinary General Meeting held on 24th June 2002
Reelection for year 2002 of the company Deloitte & Touche Espafia, S.L. as Auditor to verify the annual accounts of A3TV and of its consolidated Group of Companies.
Certificate issued by the Secretary with the approval of the Chairman.

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03 SEP 30 7:21

24.07.02 054497

DOÑA MÓNICA MARTÍN DE VIDALES GODINO, Secretario no Consejero de la sociedad denominada **ANTENA 3 DE TELEVISIÓN, S.A,** domiciliada en San Sebastián de los Reyes (Madrid), Avda. Isla Graciosa s/n, con Código de Identificación Fiscal A-78 839271, inscrita en el Registro Mercantil de Madrid, 8.788 general, 7.636 de la Sección Tercera del Libro de Sociedades, Folio 125, Hoja Número 71.529B, Inscripción primera.

CERTIFICA

Que, el día 24 de junio de 2002, se celebró, en primera convocatoria, la Junta General Ordinaria y Extraordinaria de Accionistas de ANTENA 3 DE TELEVISIÓN, S.A., a las 17:30 horas, en el domicilio social, sito en San Sebastián de los Reyes, Madrid, Avda. Isla Graciosa s/n.

Esta Junta General Ordinaria y Extraordinaria fue convocada por el Consejo de Administración de la Sociedad, publicándose los anuncios de convocatoria en el Boletín Oficial del Registro Mercantil, nº 106, del 7 de junio de 2002, y en el periódico EL MUNDO el mismo día.

D. Emiliano Álvarez Buitrago, Notario de San Sebastián de los Reyes, asistió a la Junta aceptando el requerimiento realizado conforme al art. 114 del al Ley de Sociedades Anónimas, y levantó acta de la reunión, que una vez por él redactada no precisa aprobación por la Junta.

Actuaron como Presidente y Secretario de la Junta D. Luis Blasco Bosqued y Dña Mónica Martín de Vidales, respectivamente.

El Presidente de la Junta una vez examinados los datos de asistencia, que le habían sido proporcionados por los servicios de la sociedad declaró que asistieron 19 accionistas presentes que representan el 0, 3970 % del capital y 24 accionistas representados que representan el 97,5223 % del capital, lo que supone la asistencia de un total de 97,9194 % del capital social .

Habiendo quórum suficiente el Sr. Presidente declaró validamente constituida la Junta y el Notario preguntó si existían reservas o protestas sobre las manifestaciones del Presidente relativas al número de socios concurrentes y al capital presente y nadie hizo ninguna.

A petición del Presidente se incorporó al acta la lista de asistentes desglosado.

A continuación, a lo largo de la reunión, se adoptaron entre otros los siguientes acuerdos:

ANTONIO LUCAS AYALA GONZALEZ Tel. 399 44 01

REGISTRO MERCANTIL DE MADRID T. 13.837 F. 154
ANTENA 3 DE TELEVISION SA
Asiento: 1/1228/904 Folio: 130 F.P.: 24/07/2002
Prot.: /P/08/07/2002
Fecha: 24/07/2002 Hora: 10:26

54.497,0

Primero.- Reelegir a la firma Arthur Andersen como Auditores tanto de "Antena 3 de Televisión, S.A." como de su Grupo Consolidado de Sociedades, al amparo de lo previsto en los artículos 42 del Código de Comercio y 204 de la Ley de Sociedades Anónimas.

Por mayoría del 99,8734 del total del capital presente o representado con derecho a voto, se acordó reelegir a la entidad "Arthur Andersen S.L. " de conformidad con lo dispuesto en el artículo 204 de la ley de Sociedades Anónimas y en el artículo 153 del Reglamento del Registro Mercantil, en el cargo de Auditor para la verificación de las cuentas anuales tanto de Antena 3 de Televisión, S.A. como de su Grupo consolidado de Sociedades, por el plazo de un año, es decir para las del ejercicio en curso.

ARTHUR ANDERSEN, S.L. tiene su domicilio en Madrid, calle Raimundo Fernández Villaverde, número 65, se encuentra inscrita en el Registro Mercantil de Madrid, al tomo 13.650, folio 188, hoja M-54414, sección 8ª, inscripción 96 y está provista de CIF- B 79104469.

Segundo.- Delegación de facultades para formalizar, subsanar y ejecutar los acuerdos adoptados por la Junta General de Accionistas.

Por mayoría del 99,9265 del capital presente, se acordó facultar en la forma más amplia y eficaz posible en derecho, con carácter solidario, al Presidente del Consejo de Administración y al Secretario de este órgano, para que cualquiera de ellos, de modo indistinto, puedan comparecer ante Notario Público y otorgar la escrituras públicas necesarias para la formalización de los acuerdos que así lo requieran, incluyendo las de aclaración, subsanación y rectificación, para su más exacto cumplimiento y para la inscripción de los mismos en el Registro Mercantil.

Y para que así conste y surta los efectos oportunos expide la presente certificación con el visto bueno del Presidente D. Luis Blasco Bosqued, en Madrid, a 8 de julio de 2002.

VºBº
El Presidente

El Secretario

TESTIMONIO DE LEGITIMACION DE FIRMAS

Número 127 del libro indicador NUMERO UNO
Yo, DON EMILIO RECODER DE CASSO
Notario del Ilustre Colegio de Madrid, con residencia en esta capital.
DOY FE: Que considero legítimas las firmas que anteceden
de DOÑA MONICA MARTIN DE VIDALES GODINO
Y DE DON LUIS BLASCO BOSQUED
con D.N.I. números 5082077 - , 178128
a quien conozco, por coincidir con la que acostumbran a
usar habitualmente y que me son conocidas.
Madrid, a QUINCE DE JULIO DE DOS MIL DOS

EMILIO RECODER DE CASSO · NOTARIO · MADRID · NIHIL PRIUS FIDE

FE PUBLICA NOTARIAL · SELLO DE LEGITIMACIONES Y LEGALIZACIONES · 0,16 €

COLEGIOS NOTARIALES

CONSEJO GENERAL DEL NOTARIADO ESPAÑOL · NOTARIADO EUROPA · NIHIL PRIUS FIDE

NIHIL PRIUS FIDE
A42155256

0038261979

ARTHUR ANDERSEN, S.L.

Raimundo Fdez. Villaverde, 65
28003 Madrid
España

Tel. +34 91 514 50 00
Fax +34 91 514 51 80

D. Luis Jiménez Guerrero, nacido el 6 de diciembre de 1956 y con N.I.F. 50.298.038-M, actuando en nombre y representación de "ARTHUR ANDERSEN, S.L. (antes Arthur Andersen y Cía, S.Com.)", entidad domiciliada en Madrid, calle Raimundo Fernández Villaverde, 65, con C.I.F. B-79104469 y Número S0692 de Inscripción en el Registro Oficial de Auditores de Cuentas

MANIFIESTA

I. Que el firmante de este escrito y la Sociedad a la que representa no están incursos en ninguna de las incompatibilidades previstas en la Ley 12/1995, de 11 de mayo, ni en las previstas en el art. 8 de la Ley 19/1988, de 12 de julio, de auditoría de cuentas, ni en ninguna otra.

II. Que los poderes de representación en virtud de los cuales actúa en nombre y representación de "ARTHUR ANDERSEN, S.L.", le fueron conferidos por el Socio-Gestor de la Sociedad el 22 de diciembre de 1997, ante el Notario de Madrid, Don José María Peña y Bernaldo de Quirós, con el número 4.048 de orden de su protocolo, inscrito en el Registro Mercantil de Madrid, tomo 12.596, folio 215, sección 8ª, hoja M-54414, inscripción 60.

III. Que la sociedad "ARTHUR ANDERSEN, S.L.", figura inscrita en el Registro Mercantil de Madrid, en la Hoja M-54414, Folio 188, Tomo 13.650, Secc. 8, Inscripción 96.

IV. Que la Junta General Ordinaria y Extraordinaria de Accionistas de ANTENA 3 DE TELEVISIÓN, S.A. del 24 de junio de 2002 ha acordado la reelección de "ARTHUR ANDERSEN, S.L.", como auditor de la sociedad para el ejercicio 2002.

V. Que "ARTHUR ANDERSEN, S.L." ha aceptado dicha reelección, a los efectos establecidos en la vigente legislación sobre auditoría de cuentas.

Y para que conste a los efectos oportunos, incluidos los registrales, suscribe este documento,

Madrid, a 16 de julio de 2002

ARTHUR ANDERSEN, S.L.

D. Luis Jiménez Guerrero

LEGITIMACION.- Yo MANUEL GONZALEZ-MENESES GARCIA-VALDECASAS, Notario de Madrid y de su ilustre Colegio. DOY FE:

Que conozco y considero legítima/s la/s firma/s y rúbrica/s que anteceden de DON Luis Jimenez Guerrero

Madrid, a 17-7-02

Nº 409

25 PTA 0,15€ SELLO DE LEGITIMACIONES Y LEGALIZACIONES

COLEGIOS NOTARIALES

NIHIL PRIUS FIDE

A431

D. MANUEL GONZALEZ-MENESES GARCIA-VALDECASAS · MADRID

NIHIL PRIUS FIDE

FE PUBLICA NOTARIAL

CONSEJO GENERAL DEL NOTARIADO ESPAÑOL

NOTARIADO EUROPA

NIHIL PRIUS FIDE

0030448715

El Registrador que suscribe hace constar que:
Esta fotocopia es copia exacta del original que queda archivado en este Registro, con el n.º 10377 en su legajo.
Madrid, 6 de Septiembre de 2002

REGISTRO MERCANTIL DE MADRID
P.º de la Castellana, 44 - 28046 MADRID

DOCUMENTO PRESENTADO	2.002 54.497,0
DIARIO	1.228
ASIENTO	904

N.I.F. - E-81458556

EL REGISTRADOR MERCANTIL que suscribe previo examen y calificación del documento precedente de conformidad con los artículos 18-2 del Código de Comercio y 6 del Reglamento del Registro Mercantil, ha procedido a su inscripción en el:

TOMO: 15.865 LIBRO: 0 FOLIO: 175

SECCION: 8 HOJA: M-34473

INSCRIPCION: 131

Madrid, 06 de SEPTIEMBRE de 2.002

EL REGISTRADOR

Aplicada la Reducción de los R.D.L. 6/1999 y 6/2000
BASE: SIN CUANTIA
HNOS S/M: SETENTA Y DOS CON CUARENTA Y DOS CENTIMOS 72,42

REGISTRO MERCANTIL DE MADRID
JESUS ALVAREZ BELTRAN

Shareholders' Ordinary General Meeting held on 24th April 2003.
Reelection for year 2003 of the company Deloitte & Touche Espaiia, S.L. as Auditor to verify the annual accounts of A3TV and of its consolidated Group of Companies.
Certificate issued by the Secretary with the approval of the Chairman.

Cruz Fernandez (A37K)
Tmo 91 6230375
Fax 91 6230137
Avda. Isla Graciosa s/n 28700

03 SEP 30

DOÑA MÓNICA MARTÍN DE VIDALES GODINO, Secretario no Consejero de la sociedad denominada **ANTENA 3 DE TELEVISIÓN, S.A.**, domiciliada en San Sebastián de los Reyes (Madrid), Avda. Isla Graciosa s/n, con Código de Identificación Fiscal A-78 839271, inscrita en el Registro Mercantil de Madrid, 8.788 general, 7.636 de la Sección Tercera del Libro de Sociedades, Folio 125, Hoja Número 71.529-3, inscripción primera.

Nº 9703

CERTIFICA 20 06 03 076203

Que, el día 24 de abril de 2003, se celebró, en primera convocatoria, la Junta General Ordinaria de Accionistas de ANTENA 3 DE TELEVISIÓN, S.A., a las 12:30 horas, en el domicilio social, sito en San Sebastián de los Reyes, Madrid, Avda. Isla Graciosa s/n.

Esta Junta General Ordinaria fue convocada por el Consejo de Administración de la Sociedad, publicándose los anuncios de convocatoria en el Boletín Oficial del Registro Mercantil, nº 66, de 7 de abril de 2003, y en el periódico CINCO DÍAS del mismo día.

D. Emiliano Álvarez Buitrago, Notario de San Sebastián de los Reyes, asistió a la Junta aceptando el requerimiento realizado conforme al art. 114 del al Ley de Sociedades Anónimas, y levantó acta de la reunión, que una vez por él redactada no precisa aprobación por la Junta.

Actuaron como Presidente y Secretario de la Junta D. Luis Blasco Bosqued y Dña Mónica Martín de Vidales, respectivamente.

Al inicio de la Junta, el Secretario, a petición del Presidente, una vez examinados los datos de asistencia que le habían sido proporcionados por los servicios de la sociedad, dio lectura al quórum de asistencia con el resultado de 16 accionistas presentes que representan el 0, 3709 % del capital y 24 accionistas representados que representan el 97,6228 % del capital, lo que supone la asistencia de un total de 97,9938 % del capital social.

Habiendo quórum suficiente el Sr. Presidente declaró validamente constituida la Junta y el Notario preguntó si existían reservas o protestas sobre las manifestaciones del Presidente relativas al número de socios concurrentes y al capital presente y nadie hizo ninguna.

A continuación, a lo largo de la reunión, se adoptaron entre otros los siguientes acuerdos:

Prot.: 2003/2363222/P/12/05/2003
Fecha: 20/06/2003 Hora: 11:58
N.Entrada: 1/2003 06/
Pres: CRUZ FERNANDEZ SANCHEZ-916230375
76.203,0

Primero.- Reelección o designación de Auditores de Cuentas para el ejercicio 2.003 tanto de "Antena 3 de Televisión, S.A." como de su Grupo Consolidado de Sociedades.

Por mayoría de 99,8735 del total del capital que concurrió a la Junta presente y representado con derecho a voto, proceder a reelegir la entidad "Deloitte & Touche España, S.L." antes denominada "Arthur Andersen, S.L.", de conformidad con lo dispuesto en el artículo 204 de la ley de Sociedades Anónimas y en el artículo 153 del Reglamento del Registro Mercantil, en el cargo de Auditor para la verificación de las

cuentas anuales tanto de Antena 3 de Televisión como de su Grupo consolidado de Sociedades, por el plazo de un año, es decir, para las del ejercicio en curso, que es el año 2003.

DELOITTE &TOUCHE ESPAÑA, S.L. tiene su domicilio en Madrid, calle Raimundo Fernández Villaverde, número 65, se encuentra inscrita en el Registro Mercantil de Madrid, al tomo 13.650, folio 188, hoja M-54414, sección 8ª, inscripción 96 y está provista de CIF- B 79104469.

Segundo.- Delegación de facultades para formalizar, subsanar y ejecutar los acuerdos adoptados por la Junta General de Accionistas.

Por mayoría de 99,8735 % del total del capital que concurrió a la Junta presente y representado con derecho a voto, facultar en la forma más amplia y eficaz posible en derecho, con carácter solidario, al Presidente del Consejo de Administración y al Secretario de este órgano, para que cualquiera de ellos, de modo indistinto, puedan comparecer ante Notario Público y otorgar la escrituras públicas necesarias para la formalización de los acuerdos que así lo requieran, incluyendo las de aclaración, subsanación y rectificación, para su más exacto cumplimiento y para la inscripción de los mismos en el Registro Mercantil

Y para que así conste y surta los efectos oportunos expide la presente certificación con el visto bueno del Presidente D. Luis Blasco Bosqued, en Madrid, a 12 de mayo de 2003.

VºBº
El Presidente

D. Luis Blasco Bosqued

El Secretario

Dña. Mónica Martín de Vidales Godino

REGISTRO MERCANTIL DE MADRID
MIGUEL SEOANE DE LA PARRA

-------TESTIMONO DE LEGITIMACION DE FIRMAS-------

Número 190 del libro indicador número uno.--------

Yo, ENRIQUE JOSE RODRÍGUEZ CATIVIELA, Notario del Ilustre Colegio Notarial de Madrid, con residencia en esta capital.----------------------------------

DOY FE: Que considero legitimas las firmas que anteceden de D. Luis Blasco Bosqued, y de Dña. Mónica Martín de Vidales Godino, por serme conocidas.

Madrid, a catorce de mayo de dos mil tres.----

NOTARIO D. ENRIQUE JOSE ... MADRID

FE PUBLICA NOTARIAL

SELLO DE LEGITIMACIONES Y LEGALIZACIONES

CONSEJO GENERAL DEL NOTARIADO ESPAÑOL

NOTARIADO EUROPA

NIHIL PRIUS FIDE

0048528019

REGISTRO MERCANTIL DE MADRID

MIGUEL SEOANE DE LA PARRA

El Registrador que suscribe hace constar que:

Esta fotocopia es copia exacta del original que queda archivado en este Registro, con el nº 9703 en su legajo.

Madrid, 26 de JUNIO de 2003

REGISTRO MERCANTIL MIGUEL SEOANE DE LA PARRA DE MADRID

REGISTRO MERCANTIL DE MADRID

Pº de la Castellana, 44 - 28046 MADRID

N.I.F. E81458556

DOCUMENTO PRESENTADO	2.003 76.203,0
DIARIO	1.326
ASIENTO	501

EL REGISTRADOR MERCANTIL que suscribe previo examen y calificación del documento precedente de conformidad con los artículos 18-2 del Código de Comercio y 6 del Reglamento del Registro Mercantil, ha procedido a su inscripción en el:

TOMO: 15.865 LIBRO: 0 FOLIO: 179

SECCION: 8 HOJA: M-34473

INSCRIPCION: 145

Madrid, 26 de JUNIO de 2.003

EL REGISTRADOR

Aplicada la Reducción de los R.D.L. 6/1999 y 6/2000

BASE: SIN CUANTIA

HNOS. S/M.: CIENTO CUARENTA Y SIETE CON TREINTA Y CUATRO CENTIMOS

********147,34

De conformidad con los artículos 333 RH y 80 RRM, SE HACE [illegible] resulta de los archivos informáticos del Registro [illegible] artículos 12 y 19 [illegible] Registral de la entidad no se halla sujeta a cierre registral alguno, ni [illegible] extendido asiento relativo a quiebra, suspensión de pagos o disolución [illegible]

REGISTRO MERCANTIL MIGUEL SEOANE DE LA PARRA DE MADRID

28003 Madrid
España

Tel.: +(34) 915 14 50 00
Fax: +(34) 915 14 51 80
www.deloitte.es

Deloitte & Touche

D. Luis Jiménez Guerrero, nacido el 6 de diciembre de 1956 y con N.I.F. 50.298.038-M, actuando en nombre y representación de "DELOITTE & TOUCHE ESPAÑA, S.L.", entidad domiciliada en Madrid, calle Raimundo Fernández Villaverde, 65, con C.I.F. B-79104469 y Número S0692 de Inscripción en el Registro Oficial de Auditores de Cuentas

MANIFIESTA

I. Que el firmante de este escrito y la Sociedad a la que representa no están incursos en ninguna de las incompatibilidades previstas en la Ley 12/1995, de 11 de mayo, ni en las previstas en el art. 8 de la Ley 19/1988, de 12 de julio, de auditoría de cuentas, ni en ninguna otra.

II. Que los poderes de representación en virtud de los cuales actúa en nombre y representación de "DELOITTE & TOUCHE ESPAÑA, S.L.", le fueron conferidos por el Socio-Gestor de la Sociedad el 22 de diciembre de 1997, ante el Notario de Madrid, Don José María Peña y Bernaldo de Quirós, con el número 4.048 de orden de su protocolo, inscrito en el Registro Mercantil de Madrid, tomo 12.596, folio 215, sección 8ª, hoja M-54414, inscripción 60.

III. Que la sociedad "DELOITTE & TOUCHE ESPAÑA, S.L.", figura inscrita en el Registro Mercantil de Madrid, en la Hoja M-54414, Folio 188, Tomo 13.650, Secc. 8, Inscripción 96.

IV. Que la Junta General Ordinaria de ANTENA 3 DE TELEVISIÓN, S.A. del 24 de abril de 2003 ha acordado la reelección de "DELOITTE & TOUCHE ESPAÑA, S.L.", como auditor de la sociedad para el ejercicio 2003.

V. Que "DELOITTE & TOUCHE ESPAÑA, S.L." ha aceptado dicha reelección, a los efectos establecidos en la vigente legislación sobre auditoría de cuentas.

Y para que conste a los efectos oportunos, incluidos los registrales, suscribe este documento,

Madrid, a 11 de junio de 2003

DELOITTE & TOUCHE ESPAÑA, S.L.

REGISTRO MERCANTIL DE MADRID
MIGUEL SEOANE DE LA PARRA

D. Luis Jiménez Guerrero

LEGITIMACION.- Yo PEDRO CONTRERAS RANERA, Notario de Madrid y de su Ilustre Colegio, DOY FE:

Que conozco y considero legítima/s la/s firma/s y rúbrica/s que antecede de DON ...Luis... Jimenez Guerrero...

Madrid, 12-6-03

Nº 216

SELLO DE LEGITIMACIONES Y LEGALIZACIONES

0,15 €

NIHIL PRIUS FIDE

A132509940

CONSEJO GENERAL DEL NOTARIADO ESPAÑOL

NOTARIADO EUROPA

NIHIL PRIUS FIDE

0030438432

El Registrador que suscribe hace constar que:

Esta fotocopia es copia exacta del original que queda archivado en este Registro, con el nº ...9703... en su legajo.

Madrid, 26 de Junio de 2003

REGISTRO MERCANTIL DE MADRID

MIGUEL SEOANE DE LA PARRA

RELACIONADO este documento en la inscripción ...145ª... **de la hoja número** ...M-34473..., **folio** ...179... **del tomo** ...15865 **general del Registro Mercantil de Madrid.**

Madrid, ...26... **de** ...Junio... **de** 2003

REGISTRO MERCANTIL DE MADRID

MIGUEL SEOANE DE LA PARRA

propuestas y del preceptivo informe justificativo que han de ser sometidos a la aprobación de la misma. Igualmente, tienen derecho a la entrega de un envío gratuito de los mismos.

Huesca, 13 de marzo de 2003.—El Secretario del Consejo de Administración, José María Artero Lasaosa.—12.652.

ALADINO DE INVERSIONES, SIMCAV, S. A.

Junta general ordinaria y extraordinaria

Por acuerdo del Consejo de Administración de la Sociedad, se convoca a los señores accionistas a Junta General Ordinaria y Extraordinaria, a celebrar en el domicilio social, Calle Padilla, 17, en Madrid, el día 9 de junio de 2.003, a las 17 horas, en primera convocatoria, o el siguiente día, 10 de junio de 2.003, en el mismo lugar y a la misma hora, en segunda convocatoria, para deliberar y adoptar los acuerdos que procedan sobre el siguiente

Orden del día

Primero.—Examen y aprobación, si procede, de las Cuentas Anuales y la Propuesta de Aplicación del Resultado correspondiente al ejercicio de 2.002.
Segundo.—Aprobación de la gestión del Consejo de Administración.
Tercero.—Nombramiento o renovación de Auditores.
Cuarto.—Renuncia, nombramiento o renovación de administradores.
Quinto.—Autorización para la adquisición derivativa de acciones propias.
Sexto.—Regulación del Comité de Auditoría y consiguiente modificación de los Estatutos Sociales. Delegación de facultades.
Séptimo.—Aprobación del Acta de la Junta. Se recuerda a los señores accionistas respecto del derecho de asistencia, que podrán ejercitarlo de conformidad con los Estatutos Sociales y la legislación aplicable, pudiendo examinar, en el domicilio social, el texto íntegro de la modificación estatutaria propuesta y el informe sobre la misma, así como el informe del Auditor de Cuentas. Asimismo podrán solicitar la entrega o el envío gratuito de dichos documentos.

Madrid, 14 de marzo de 2003.—El Secretario del Consejo de Administración, María Luisa Vaca de Osma Ulacia.—12.063.

ALCOY COCENTAINA GAS, S. A.

Junta General Ordinaria y Extraordinaria

Por acuerdo del Consejo de Administración se convoca Junta General Ordinaria y Extraordinaria de Accionistas, a celebrar en el Colegio Mayor Ovidi Montllor, Calle San Juan de Ribera nº 11 de Alcoy, el día 24 de abril de 2.003, a las trece, en primera convocatoria, y en segunda convocatoria, si procediere, a la misma hora y lugar, el día 25 de abril, con arreglo al siguiente

Orden del día

Primero.—Aprobar la Memoria, Balance y Cuenta de Pérdidas y Ganancias y distribución de resultados correspondiente al ejercicio económico de 2.002, así como las gestiones realizadas por el Consejo de Administración.
Segundo.—Disolución de la sociedad por acuerdo expreso de la Junta General y aprobación del Balance de liquidación.
Tercero.—Nombramiento de liquidadores para que lleve a cabo todas las operaciones necesarias para la liquidación de la mercantil.
Cuarto.—Liquidación de la sociedad y adjudicaciones en concepto de liquidación.
Quinto.—Facultar a cualquiera de los liquidadores para la ejecución de estos acuerdos mediante su elevación a escritura pública e inscripción en los Registros correspondientes.
Sexto.—Redacción y aprobación, si procede, del acta de la Junta.

Se hace constar que cualquier accionista podrá obtener de la sociedad, en el domicilio social de la misma, de forma inmediata y gratuita, los documentos que han de ser sometidos a la Junta que se convoca, y de pedir la entrega o el envío gratuito de dichos documentos.

En Alcoy, 13 de marzo de 2003.—El Secretario del Consejo de Administración G.I. Cartera, S.A. José Luis Córcoles Bordera.—12.625.

ALEDAÑOS DE INVERSIÓN, SIMCAV, S. A.

Junta general ordinaria y extraordinaria

Por acuerdo del Consejo de Administración de la Sociedad, se convoca a los señores accionistas a Junta General Ordinaria y Extraordinaria, a celebrar en el domicilio social, Calle Padilla, 17, en Madrid, el día 9 de junio de 2.003, a las 13,30 horas, en primera convocatoria, o el siguiente día, 10 de junio de 2.003, en el mismo lugar y a la misma hora, en segunda convocatoria, para deliberar y adoptar los acuerdos que procedan sobre el siguiente

Orden del día

Primero.—Examen y aprobación, si procede, de las Cuentas Anuales y la Propuesta de Aplicación del Resultado correspondiente al ejercicio de 2.002.
Segundo.—Aprobación de la gestión del Consejo de Administración.
Tercero.—Nombramiento o renovación de Auditores.
Cuarto.—Renuncia, nombramiento o renovación de administradores.
Quinto.—Autorización para la adquisición derivativa de acciones propias.
Sexto.—Regulación del Comité de Auditoría y consiguiente modificación de los Estatutos Sociales. Delegación de facultades.
Séptimo.—Aprobación del Acta de la Junta. Se recuerda a los señores accionistas respecto del derecho de asistencia, que podrán ejercitarlo de conformidad con los Estatutos Sociales y la legislación aplicable, pudiendo examinar, en el domicilio social, el texto íntegro de la modificación estatutaria propuesta y el informe sobre la misma, así como el informe del Auditor de Cuentas. Asimismo podrán solicitar la entrega o el envío gratuito de dichos documentos.

Madrid, 14 de marzo de 2003.—El Secretario del Consejo de Administración, Fernando Godino Reyes.—12.064.

ALEGRANZA DE INVERSIONES, SIMCAV, S.A.

Junta General Ordinaria y Extraordinaria

Por acuerdo del Consejo de Administración de la Sociedad, se convoca a los señores accionistas a Junta General Ordinaria y Extraordinaria, a celebrar en el domicilio social, Calle Padilla, 17, en Madrid, el día 9 de junio de 2.003, a las 16,30 horas, en primera convocatoria, o el siguiente día, 10 de junio de 2.003, en el mismo lugar y a la misma hora, en segunda convocatoria, para deliberar y adoptar los acuerdos que procedan sobre el siguiente

Orden del día

Primero.—Examen y aprobación, si procede, de las Cuentas Anuales y la Propuesta de Aplicación del Resultado correspondiente al ejercicio de 2.002.
Segundo.—Aprobación de la gestión del Consejo de Administración.
Tercero.—Nombramiento o renovación de Auditores.
Cuarto.—Renuncia, nombramiento o renovación de administradores.
Quinto.—Autorización para la adquisición derivativa de acciones propias.
Sexto.—Regulación del Comité de Auditoría y consiguiente modificación de los Estatutos Sociales. Delegación de facultades.
Séptimo.—Aprobación del Acta de la Junta.

Se recuerda a los señores accionistas respecto del derecho de asistencia, que podrán ejercitarlo de conformidad con los Estatutos Sociales y la legislación aplicable, pudiendo examinar, en el domicilio social, el texto íntegro de la modificación estatutaria propuesta y el informe sobre la misma, así como el informe del Auditor de Cuentas. Asimismo, podrán solicitar la entrega o el envío gratuito de dichos documentos.

Madrid, 14 de marzo de 2003.—La Secretaria del Consejo de Administración, Azucena Jaén Estaca.—12.065.

ALMACENES DE RUTE, SOCIEDAD ANÓNIMA

Convocatoria a Junta General de Accionistas de esta entidad a celebrar el 29 de abril de 2003 en su sede social, en carretera Lucena-Loja, kilómetro 19, a las doce horas en primera convocatoria y a la misma hora del día siguiente en segunda, con el siguiente

Orden del día

Primero.—Informe del Presidente de la Sociedad.
Segundo.—Examen y aprobación, si procede, de las cuentas anuales, informe de gestión y propuesta de aplicación del resultado del ejercicio 2002.
Tercero.—Delegación de facultades para la formalización, inscripción o ejecución de los acuerdos adoptados por la Junta.
Cuarto.—Ruegos y preguntas.
Quinto.—Redacción, lectura y aprobación, si procede, del acta de la Junta.

Rute, 26 de marzo de 2003.—El Presidente del Consejo de Administración, Diego Molina Pérez.—12.043.

ANTENA 3 DE TELEVISIÓN, S. A.

Convocatoria de Junta General Ordinaria de Accionistas

Por acuerdo del Consejo de Administración, se convoca Junta General Ordinaria de Accionistas, que se celebrará, en primera convocatoria, el día 24 de abril de 2003, a las 12.30 horas, en el domicilio social, San Sebastián de los Reyes (Madrid), Avenida Isla Graciosa s/n, y en su caso, en segunda convocatoria, el siguiente día 25 de abril de 2003, a la misma hora y en el mismo lugar, a fin de deliberar y resolver sobre los asuntos comprendidos en el siguiente

Orden del día

Primero.—Examen y aprobación, en su caso, de las Cuentas Anuales (Memoria, Balance y Cuenta de Pérdidas y Ganancias) y del Informe de Gestión tanto de Antena 3 de Televisión, S.A. como de su Grupo Consolidado de Sociedades, de la Propuesta de Aplicación del resultado de Antena 3 de Televisión, S.A. y de la gestión del Consejo de Administración, todo ello referido al ejercicio económico 2002.
Segundo.—Reelección o designación de Auditores de Cuentas para el ejercicio 2003 tanto de «Antena 3 de Televisión, S.A.» como de su Grupo Consolidado de Sociedades.
Tercero.—Nombramiento, ratificación y dimisiones de Consejeros.
Cuarto.—Autorización para la adquisición derivativa de acciones propias, directamente o a través de Sociedades del Grupo.

Quinto.—Delegación de facultades para formalizar, subsanar y ejecutar los acuerdos adoptados por la Junta General de Accionistas.

Intervención de Notario en la Junta: El Consejo de Administración ha acordado requerir la presencia de Notario para que levante acta de la Junta, de conformidad con lo dispuesto en el artículo 114 de la Ley de Sociedades Anónimas en relación con los artículos 101 y 103 del Reglamento del Registro Mercantil.

Derecho de información: De conformidad con lo dispuesto en el artículo 212 de la Ley de Sociedades Anónimas, se hace constar que los accionistas tienen derecho a obtener y examinar en el domicilio social de la Compañía, o solicitar a ésta que les sea remitida de forma inmediata y gratuita, copia de los documentos que van a ser sometidos a aprobación de la Junta cuya entrega prevé el citado artículo de la Ley, expresamente las Cuentas Anuales individual y consolidadas, los Informes de Gestión, individual y consolidado, y los Informes de los Auditores de Cuentas, individual y consolidado.

Requisitos para la asistencia a la Junta General: Tendrán derecho a asistir a la Junta General los señores accionistas titulares de acciones que las tuvieran inscritas en el Libro Registro de Acciones con cinco días de antelación a aquél en el que haya de celebrarse la Junta. También tendrán derecho a asistir a la Junta los titulares de acciones que acrediten, mediante documento público, su regular adquisición de quien en el Libro Registro aparezca como titular.

Nota: La Junta se celebrará, previsiblemente, en primera convocatoria.

San Sebastián de los Reyes (Madrid), 1 de abril de 2003.—El Secretario del Consejo de Administración.—12.595.

ARALAR DE INVERSIONES, SIMCAVF, S.A. (Antes SIMCAV)

Junta General Ordinaria y Extraordinaria

Por acuerdo del Consejo de Administración de la Sociedad, se convoca a los señores accionistas a Junta General Ordinaria y Extraordinaria, a celebrar en el domicilio social, Calle Padilla, 17, en Madrid, el día 9 de junio de 2.003, a las 18,30 horas, en primera convocatoria, o el siguiente día, 10 de junio de 2.003, en el mismo lugar y a la misma hora, en segunda convocatoria, para deliberar y adoptar los acuerdos que procedan sobre el siguiente

Orden del día

Primero.—Examen y aprobación, si procede, de las Cuentas Anuales y la Propuesta de Aplicación del Resultado correspondiente al ejercicio de 2.002.

Segundo.—Aprobación de la gestión del Consejo de Administración.

Tercero.—Nombramiento o renovación de Auditores.

Cuarto.—Renuncia, nombramiento o renovación de administradores.

Quinto.—Autorización para la adquisición derivativa de acciones propias.

Sexto.—Regulación del Comité de Auditoría y consiguiente modificación de los Estatutos Sociales. Delegación de facultades.

Séptimo.—Aprobación del Acta de la Junta.

Se recuerda a los señores accionistas respecto del derecho de asistencia, que podrán ejercitarlo de conformidad con los Estatutos Sociales y la legislación aplicable, pudiendo examinar, en el domicilio social, el texto íntegro de la modificación estatutaria propuesta y el informe sobre la misma, así como el informe del Auditor de Cuentas. Asimismo, podrán solicitar la entrega o el envío gratuito de dichos documentos.

Madrid, 14 de marzo de 2003.—La Secretaria del Consejo de Administración, María Luisa Vaca de Osma Ulacia.—12.066.

ARTAI 2000, S.I.M.C.A.V., SOCIEDAD ANÓNIMA

Convocatoria a Junta General Ordinaria de Accionistas

Por acuerdo del Consejo de Administración de la sociedad se convoca Junta General Ordinaria de accionistas, que tendrá lugar en el domicilio social, Paseo de la Castellana, 89, de Madrid, a las dieciocho horas del día 5 de mayo de 2003, en primera convocatoria, y el día 6 de mayo de 2003, a la misma hora y en el mismo lugar en segunda convocatoria, con el siguiente

Orden del día

Primero.—Examen y aprobación, en su caso, de la Memoria, Balance, Cuenta de Pérdidas y Ganancias, informe de gestión, y propuesta de aplicación de resultados correspondientes al ejercicio de 2002, así como de la gestión del Consejo de Administración.

Segundo.—Nombramiento, ratificación, reelección y cese de Consejeros.

Tercero.—Nombramiento, o en su caso, reelección de Auditores de Cuentas de la Sociedad.

Cuarto.—Modificar mediante texto refundido el Título V de los Estatutos sociales, al objeto de añadir un artículo 18 bis dedicado al Comité de Auditoría; modificar el epígrafe del Título V y desglosar dicho Título V en dos Secciones.

Quinto.—Condicionar la eficacia de los acuerdos del punto cuarto anterior, a la obtención de la preceptiva autorización de la Comisión Nacional del Mercado de Valores.

Sexto.—Autorización a la sociedad gestora, de forma expresa y con carácter previo, para la realización de las operaciones vinculadas que se señalan en el artículo 58.4 del Reglamento de la Ley de Instituciones de Inversión Colectiva, a los efectos previstos en dicho artículo.

Séptimo.—Autorización al Consejo de Administración para la interpretación, subsanación, complemento, ejecución y desarrollo de los acuerdos que se adopten por la Junta, y concesión de facultades para la elevación a instrumento público y ejecución de los acuerdos que adopte la Junta.

Octavo.—Lectura y aprobación, en su caso, del acta de la Junta.

Se recuerda a los Señores accionistas respecto del derecho de asistencia, que podrán ejercitarlo de conformidad con los Estatutos sociales y la legislación aplicable.

Tendrá derecho de asistencia todo accionista que tenga inscritas sus acciones en el Registro Contable correspondiente, como mínimo, cinco días antes de aquel en que se haya de celebrar la Junta.

Cualquier accionista puede examinar en el domicilio social u obtener de la sociedad, de forma inmediata y gratuita, los documentos que han de ser sometidos a la aprobación de la Junta, incluyendo el texto íntegro de las modificaciones estatutarias propuestas, el informe sobre las mismas del Consejo de Administración, el informe de gestión y el informe de los auditores de cuentas, que estarán a su disposición desde la fecha de esta convocatoria.

Madrid, a 3 de marzo de 2003.—El Secretario del Consejo de Administración, Doña Alicia Arriero Rubio.—11.773.

ASTE HOLIDAYS, SOCIEDAD ANÓNIMA

Junta General Ordinaria

El Administrador único de la mercantil Aste Holidays, Sociedad Anónima, convoca a Junta General ordinaria, para el próximo día 26 de abril de 2003, en primera convocatoria en los locales de la sociedad, en Playa de San Juan (Alicante), Avenida de Benidorm, 18, fase 6.ª, bajo, a las nueve de la mañana, y para el día siguiente 27 de abril de 2003 en el mismo lugar y hora, en segunda, con el siguiente

Orden del día

Primero.—Lectura y aprobación, si procede, de la Memoria, Balance, Cuenta de resultados y aplicación de los mismos, correspondientes al ejercicio del año 2002.

Segundo.—Lectura y aprobación, si procede, del acta de la reunión.

Los accionistas tienen acceso a la documentación relativa a los puntos sobre los que va a tratar la Junta en las oficinas sociales de Madrid, calle Orense, 18, 1.º A los que lo soliciten se les enviará esta documentación, gratis, por correo.

Madrid, 27 de marzo de 2003.—El Administrador único, Don Jesús Munárriz López.—12.095.

ATLÁNTICA DE CULTURA, S. A.

El Consejo de Administración de la sociedad, celebrado el día 11 de marzo de 2003, ha acordado convocar la Junta general ordinaria de accionistas para el próximo día 22 de mayo, a la 17 horas, en el domicilio social, sito en Madrid, calle Francisco de Rojas, 3, 1.º Izda., en primera convocatoria, y para el inmediato siguiente, a la misma hora y lugar, en segunda, bajo el siguiente

Orden del día

Primero.—Censura de la gestión social y aprobación, en su caso, de las cuentas anuales abreviadas del ejercicio económico correspondiente al año 2002. Aplicación del resultado habido en el referido ejercicio social.

Segundo.—Propuesta de renovación o nombramiento de nuevos Administradores, si procede.

Tercero.—Renovar la facultad concedida al Consejo de Administración para que, en el plazo de 5 años, es decir, hasta el 22 de mayo de 2008, sin previa autorización de la Junta, pueda aumentar el capital social en una o varias veces, hasta un 50% más, mediante aportaciones dinerarias, de acuerdo con lo preceptuado en el art. 153, b) de la vigente Ley de Sociedades Anónimas. Dejar sin efecto, en la cantidad no utilizada, la facultad concedida al Consejo de Administración por la Junta general ordinaria del 30 de mayo de 2001.

Cuarto.—Ruegos y preguntas.

Quinto.—Redacción, lectura y aprobación del acta de la propia Junta.

Se hace constar el derecho que asiste a los accionistas de obtener de la sociedad los documentos que han de ser sometidos a la aprobación de la Junta, en cumplimiento de lo establecido en los arts. 144 y 212 de la vigente Ley de Sociedades Anónimas. Podrán asistir a la Junta los accionistas que con tres días de antelación, tengan depositadas sus acciones en entidad autorizada o en el domicilio social.

Madrid, 1 de abril de 2003.—El Secretario no Consejero del Consejo de Administración, D.ª Beatriz Gil Méndez.—12.085.

AYEDO DE INVERSIONES, SIMCAV, S. A.

Junta General Ordinaria y Extraordinaria

Por acuerdo del Consejo de Administración de la Sociedad, se convoca a los señores accionistas a Junta General Ordinaria y Extraordinaria, a celebrar en el domicilio social, Calle Padilla, 17, en Madrid, el día 9 de junio de 2.003, a las 17,30 horas, en primera convocatoria, o el siguiente día, 10 de junio de 2.003, en el mismo lugar y a la misma hora, en segunda convocatoria, para deliberar y adoptar los acuerdos que procedan sobre el siguiente

Orden del día

Primero.—Examen y aprobación, si procede, de las Cuentas Anuales y la Propuesta de Aplicación del Resultado correspondiente al ejercicio de 2.002.

TESTI .../...

PAPEL EXCLUSIVO PARA DOCUMENTOS NOTARIALES

TIMBRE DEL ESTADO

4W5654029

02/2003

0,15 €

.../...MONIO POR EXHIBICIÓN DE DOCUMENTO.- Número 181 del libro indicador número cuatro. Yo, FRANCISCO DE ASIS PIZARRO MORENO, Notario de Madrid, con residencia en esta capital.------------------

--------------------DOY FE:--------------------

Que la presente fotocopia, extendida en dos folios de papel timbrado de uso exclusivo para documentos notariales, números el del presente y el anterior en orden correlativo inverso, coincide exactamente con el original que tengo a la vista, y a petición de la parte interesada expido el presente testimonio.------------------------

Madrid, a catorce de mayo de dos mil tres.---

0,15 € SELLO DE LEGITIMACIONES Y LEGALIZACIONES

COLEGIOS NOTARIALES

NIHIL PRIUS

A3828]

FRANCISCO DE ASIS PIZARRO MORENO

NIHIL PRIUS FIDE

FE PUBLICA NOTARIAL

CONSEJO GENERAL DEL NOTARIADO ESPAÑOL

NOTARIADO EUROPA

NIHIL PRIUS FIDE

0048531516

El Registrador que suscribe hace constar que:

Esta fotocopia es copia exacta del original que queda archivado en este Registro, con el nº 9403. en su legajo.

Madrid, 26 de junio de 2003

REGISTRO MERCANTIL DE MADRID
MIGUEL SEOANE DE LA PARRA

RELACIONADO este documento en la inscripción 145ª de la hoja número M-34473, folio 179 del tomo 15865 general del Registro Mercantil de Madrid.

Madrid, 26 de junio de 2003.

REGISTRO MERCANTIL DE MADRID
MIGUEL SEOANE DE LA PARRA

Más de una decena de municipios pequeños, desperdigados por el territorio nacional, sobre todo en Andalucía y Cataluña, y algunas ciudades de mediano tamaño, como Córdoba y Albacete, ensayan fórmulas de participación ciudadana directa en la elaboración de los presupuestos. Ciudadanos de a pie que ocupan los puestos de concejales y proponen inversiones al pleno municipal en un ejercicio de democracia participativa. Los presupuestos participativos siguen la experiencia de Porto Alegre, en Brasil. Una ciudad con 1,3 millones de habitantes en la que se llevan invertidos desde 1989 más de 1.000 millones de dólares bajo este modelo. Las próximas elecciones autonómicas y municipales de mayo sirven para que muchos candidatos a alcaldes hayan introducido esta fórmula en sus programas. La idea está calando en grandes ciudades como Madrid.

Presupuestos a la carta para ciudadanos de a pie

Bernardo Díaz Madrid

Llevar las cuentas del hogar exige organización y, sobre todo, saber cuáles son las prioridades de gasto. Cuando se trata de dinero público, la organización adquiere mayor relevancia. Los presupuestos de países, regiones y municipios están elaborados por funcionarios expertos, técnicos en la materia, a las órdenes de una legión de políticos que aportan la ideología dominante del momento.

Sin embargo, en muchos casos, permanece la duda de si, en verdad, están sujetándose a las necesidades reales del ciudadano, sobre todo, en los ayuntamientos, la Administración más cercana al ciudadano. Muchas voces claman por una mayor involucración de los residentes en la gestión de la cosa pública.

Los presupuestos participativos empezaron a ensayarse de forma organizada hace 14 años, en 1989, en Porto Alegre (Brasil). Su experiencia se ha ido extendiendo como la pólvora, principalmente en el mundo latinoamericano. En Brasil, ha llegado a 70 Gobiernos locales y otros dos Estados, y ha servido para la reforma de la gestión de 3.800 municipios. Países cercanos como Ecuador, El Salvador y Argentina (Buenos Aires) han seguido el modelo. En España, se ha empezado a ensayar en municipios pequeños y ya en algunas grandes ciudades. Ejemplos son Cabezas de San Juan (15.000 habitantes, Sevilla), Puente Genil (28.000 habitantes, Córdoba) y Rubí (60.000 habitantes, Barcelona). Y ciudades medianas, como Córdoba (318.000 habitantes) y Albacete (145.000 habitantes).

En Porto Alegre (1,3 millones de habitantes, capital de Río Grande do Sul), todo comenzó cuando llegó al poder el Partido de los Trabajadores, del actual presidente Luiz Inácio *Lula* da Silva, abogando por fórmulas participativas que revitalizaran la democracia en el municipio.



El alcalde de Albacete, Manuel Pérez, delibera con asociaciones vecinales el diseño del presupuesto local.

Se buscaba que las decisiones no las tomara el alcalde, sino la población directamente implicada en asuntos tan vitales como el alumbrado público, el asfaltado de nuevas calles o la vivienda. En total, 16 asambleas vecinales fijaron sus prioridades presupuestarias y eligieron delegados o *consejeros* (personas humildes en su mayoría) para comunicarlas a las autoridades municipales.

La experiencia funcionó, sobre todo, para los habitantes con rentas más bajas que pudieron redistribuir recursos que, normalmente, iban a barrios acomodados, reduciendo el clientelismo.

Pero este sistema de democracia directa tiene también sus inconvenientes. Uno de ellos es la escasa participación en las primeras reuniones. Empresarios, profesionales y clase media en general son poco dados a asistir a las reuniones donde se deciden propuestas. Aunque, una vez que se van viendo los resultados, la población se anima. En Porto Alegre más de 600 asociaciones están participando, bajo la coordinación de funcionarios municipales. Desde 1989, según fuentes del Gobierno local, se han invertido más de 1.000 millones de dólares. La recogida de basuras y el abastecimiento de agua llega ahora a todas las viviendas.

En España, el Ayuntamiento de Córdoba, gobernado por IU y PSOE, lleva dos años desarrollando su programa de presupuestos participativos, informa José Miguel Muñoz. Los cordobeses intervienen a través de asambleas que se celebran en los 14 distritos de la ciudad, a las que tienen acceso todos los ciudadanos, pertenezcan o no a asociaciones vecinales.

En 2001, participaron en el proceso 3.500 vecinos, que discutieron sobre infraestructuras. "En 2002 se amplió a educación, solidaridad y relaciones ciudadanas", explica Ernesto Ganuza, investigador del Instituto de Estudios Sociales Avanzados, que ha asesorado el proyecto.

Los cordobeses han influido en el destino de un tercio de las inversiones municipales, lo que supone un 4% del presupuesto local, alrededor de 8,2 millones de euros. "Más que la importancia cuantitativa, se busca la transparencia de la gestión municipal", afirma Ganuza.

Cabezas de San Juan, en Sevilla, ha logrado una implicación aún mayor de sus vecinos. El ayuntamiento abrió sus cuentas a la participación ciudadana en el año 2000, con los gastos en infraestructuras. En 2001 sumó el área social (educación, festejos, juventud, entre otros). El año pasado se sumó la vivienda y empleo.

"Los vecinos ya deciden casi el 50% del presupuesto, que este año asciende a 7,8 millones de euros", indica el coordinador de los presupuestos participativos, Javier Encina. Un 10% de la población participa en el proceso. Para la próxima legislatura, el equipo de Gobierno piensa abrir a la participación ciudadana los gastos corrientes.

Rubí, a 25 kilómetros de Barcelona, es el protagonista de la mayor experiencia de democracia participativa en Cataluña. El ayuntamiento, gobernado por Iniciativa per Catalunya-Verds, aprobó en 2002 el primer presupuesto elaborado con esta fórmula. Los ciudadanos decidieron en qué invertir 4 millones de euros sobre los 12 millones del capítulo de inversiones.

Los vecinos llevaban años reivindicando que la avenida del Estatuto se convirtiera en una rambla (con un paseo central), y esa fue una de las propuestas presentadas. El paseo será inaugurado en mayo. Según explica Enrique García, director de servicios centrales del ayuntamiento, a finales de abril empezarán las asambleas para decidir las inversiones del año que viene, informa Rosario Correro.

Los municipios barceloneses de Sant Feliu de Llobregat, Esparreguera y Sabadell también han preguntado a sus ciudadanos cómo emplearían el dinero público, pero en estos casos las decisiones no son vinculantes.

Madrid, tras los pasos de Albacete

Albacete es la ciudad española donde se ha ensayado con mayor ímpetu esta fórmula. Tiene ya cuatro años de experiencia (los de 2004 serán los cuartos presupuestos municipales) con el compromiso de ceder el 10% de los ingresos a estas tareas (algo más de 12 millones de euros). Un total de 119 asociaciones forman parte del Consejo de Presupuestos Participativos que negocia con los grupos políticos el gasto municipal. La iniciativa ha despertado el interés de otros municipios. A las asambleas de Albacete han asistido representantes de Rocafort, Sagunto, Sax y Vigastro (Valencia), Ciudad Real, Coslada (Madrid) y Murcia. Para los presupuestos de 2003, el pleno municipal presidido por el alcalde socialista Manuel Pérez Castell ha incluido propuestas de los ciudadanos, como la apertura de 120 plazas de comedores escolares y la creación de una empresa mixta (Rubial) que gestione la construcción de más de 2.000 viviendas.

José María Mendiluce, candidato de Los Verdes a la alcaldía de Madrid, sigue estos pasos. Mendiluce propone implantar un modelo en la capital, en el que el 70% de las inversiones se decida por los ciudadanos de cada distrito.

TESTIMONIO POR EXHIBICIÓN DE DOCUMENTO.- Número 181 del libro indicador número cuatro. Yo, FRANCISCO DE ASIS PIZARRO MORENO, Notario de Madrid, con residencia en esta capital.-----------------

--------------------DOY FE:------------------

Que la presente fotocopia, extendida en un único folio de papel timbrado de uso exclusivo para documentos notariales, coincide exactamente con el original que tengo a la vista, y a petición de la parte interesada expido el presente testimonio.----------------------------

Madrid, a catorce de mayo de dos mil tres.---

0,15 € SELLO DE LEGITIMACIONES Y LEGALIZACIONES

A2528

CONSEJO GENERAL DEL NOTARIADO ESPAÑOL — NOTARIADO EUROPA — NIHIL PRIUS FIDE

0048531519

El Registrador que suscribe hace constar que:

Esta fotocopia es copia exacta del original que queda archivado en este Registro, con el nº 9703 en su legajo.

Madrid, 26 de junio de 2003

RELACIONADO este documento en la inscripción 145ª de la hoja número M-34473 folio 179 del tomo 15.865 general del Registro Mercantil de Madrid

Madrid, 26 de junio de 2003

<u>Meeting of the Board of Directors held on 29th July 2003</u>
Approval of the Regulations of the Board of Directors.
Deed dated 4th September 2003 granted before the Notary Public of Madrid, Ms. Isabel Estape All under number 987 of her official records.

TIMBRE DEL ESTADO

5A7100688

06/2003 03 SEP 30 AM 7:21

ISABEL ESTAPE TOUS - NOTARIO DE MADRID - NIHIL PRIUS FIDE

ISABEL ESTAPE TOUS
NOTARIO
C/ PRINCIPE DE VERGARA, 103 1º Izda.
Teléf 915628605-Fax 915628606
MADRID

«ESCRITURA DE ELEVACION A PUBLICO DE ACUERDOS SOCIALES»

NÚMERO NOVECIENTOS OCHENTA Y OCHO.-------------

En MADRID, mi residencia, a cuatro de Septiembre de dos mil tres. ------------------------------

Ante mí, **ISABEL ESTAPE TOUS**, Notario de esta Capital y del Ilustre Colegio de Madrid. ----------

==== C O M P A R E C E ====

DOÑA CARMEN RODRÍGUEZ MARTÍN, mayor de edad, casada, vecina de San Sebastián de los Reyes, con domicilio profesional en Avenida Isla Graciosa, 13; con D.N.I. y N.I.F. número 3.419.914-K. -----------

==== I N T E R V I E N E ====

En nombre y representación, como vicesecretario de la Sociedad **"ANTENA 3 DE TELEVISIÓN, S.A."**, de nacionalidad española, con domicilio en San Sebastián de los Reyes, Avenida Isla Graciosa, 13; constituida por tiempo indefinido en escritura autorizada el día 7 de junio de 1988, ante el Notario de Madrid Don José Machado Carpenter; adaptados sus

Estatutos a la vigente legislación mercantil en otra escritura autorizada por el mismo Notario el día cinco de julio de 1991, con el número 2.108 de orden. INSCRITA en el Registro Mercantil de Madrid, en el tomo 1924, folio 108, hoja número: M-34473, inscripción 1ª. Su C.I.F. número: A78839271. ------

El nombramiento y sus facultades para este acto resultan de su cargo de Vicesecretario no Consejero del Consejo de Administración de la Sociedad, cargo que asegura ejerce en la actualidad y para el que fue nombrada por acuerdo del Consejo de fecha 19 de diciembre de 2002, formalizado en la escritura otorgada el día 4 de febrero de 2003, ante el Notario de San Sebastián de los Reyes Don Emiliano Alvarez Buitrago, con el número 360 de orden, que causó la inscripción 139 de la hoja registral de la Sociedad en el Registro Mercantil. ---------------

Está especialmente facultada para este acto según resulta de una certificación expedida por la propia compareciente como Vicesecretario no Consejero del Consejo, con el visto bueno de su Presidente Don José Manuel Lara Bosch, cuyas firmas reputo legítimas. Dicha certificación se incorpora a la presente escritura matriz. --------------------

06/2003

Me asegura la vigencia de su cargo, facultades representativas y la persistencia de la capacidad jurídica de la entidad que representa. ------------

Tiene, a mi juicio, en el concepto en que interviene, capacidad legal para otorgar la presente ESCRITURA DE ELEVACIÓN A PÚBLICO DE ACUERDOS SOCIALES, y al efecto: --------------------------------

==== E X P O N E ====

I.- Que según resulta de la certificación unida a la presente, el Consejo de Administración de la Sociedad "ANTENA 3 DE TELEVISION, S.A." en sesión celebrada el día 29 de julio de 2003, adoptó los acuerdos relativos a la aprobación del Reglamento interno de conducta en materias relativas a los Mercados de Valores. ----------------------------

Todo lo anterior resulta de la certificación unida a la presente y el anexo incorporado a la misma, cuyo contenido se da aquí por íntegramente reproducido. ------------------------------------

II.- Y en base a lo expuesto, la señora compa-

reciente, según interviene, otorga las siguientes.

=============== **DISPOSICIONES:** ================

Quedan formalizados los acuerdos adoptados por el Consejo de Administración de la Sociedad "**ANTENA 3 DE TELEVISIÓN, S.A.**" en su sesión celebrada el día 29 de julio de 2003, a que se refiere la presente escritura, en los términos que de la misma se deducen. ---

INSCRIPCION EN EL REGISTRO MERCANTIL. ---------

Advierto expresamente acerca de la obligatoriedad de inscribir en el Registro Mercantil este documento. ---

De conformidad con lo previsto en el art. 63.2 del vigente Reglamento del Registro Mercantil se consiente la inscripción parcial de este título para los casos previstos en el número 1 de dicho artículo 63. --

OTORGAMIENTO Y AUTORIZACIÓN. -----------------

Hago las reservas y advertencias legales. -----

Por su elección le leo este instrumento, después de identificarle por su documento reseñado lo encuentra conforme, presta su consentimiento y la firma conmigo, el Notario, que de su íntegro contenido redactado en tres folios de papel timbrado de

TIMBRE DEL ESTADO

06/2003

5A7100690

ISABEL ESTAPE TOUS · NOTARIO DE MADRID ·

uso exclusivamente notarial, el presente, y los dos anteriores correlativos en orden, de la misma serie, yo el Notario, Doy fe. ----------------------

Está la firma de la compareciente.-------------

Signado. ISABEL ESTAPE TOUS. Rubricado y sellado. --

ARANCEL NOTARIAL. DERECHOS DEVENGADOS. Arancel aplicable, números: 1, 4 DOCUMENTO SIN CUANTÍA. TOTAL: (Impuestos excluidos)

DOCUMENTOS UNIDOS: ----------------------------

Antena 3

Carmen Rodríguez Martín, Vicesecretario no Consejero del Consejo de Administración de Antena 3 de Televisión, S.A., domiciliada en San Sebastián de los Reyes (Madrid), Avda. Isla Graciosa s/n, y con CIF nº A-78 839271,

CERTIFICO

PRIMERO.- Que, el día 29 de julio de 2003, se reunió el Consejo de Administración de ANTENA 3 DE TELEVISIÓN, S.A., que había sido convocado por el Vicesecretario, doña Carmen Rodríguez Martín, siguiendo instrucciones del Presidente, don José Manuel Lara Bosch, y de conformidad con lo establecido en los Estatutos sociales.

SEGUNDO.- Que la sesión del Consejo tuvo lugar en el domicilio social, Avda. Isla Graciosa s/n, San Sebastián de los Reyes (Madrid), y se encontraban presentes todos los Consejeros, que son los siguientes:

Presidente:	D. José Manuel Lara Bosch
Consejero Delegado:	D. Maurizio Carlotti
Consejeros:	D. José Creuheras Margenat
	D. José Luis Díaz Fernández
	D. Marco Drago
	D. Joan David Grimà Terré
	D. Ramón Mas Sumalla
	Gestora de Medios Audiovisuales Fútbol, S.L, representada por D. Eduardo Sanfrutos Gambín
	Telefónica Media Internacional de Contenidos, S.A., representada por D. Pedro Ramón y Cajal Agüeras
	Telefónica Medios de Comunicación, S.A., representada por D. Pedro Antonio Martín Marín
	RTL Group, S.A., representada por D. Thomas Rabe
	RTL, Group Communications, S.L., representada por D. Nicolás Abel Bellet de Tavernost
Vicesecretario no Consejero:	Dña. Carmen Rodríguez Martín

TERCERO.- Que en la reunión actuó como Presidente el titular del cargo, D. José Manuel Lara Bosch, y actuó como Secretario la titular de la Vicesecretaría del Consejo, doña Carmen Rodriguez Martín.

CUARTO.- Que el orden del día de la reunión, que figuraba en su convocatoria, fue el que a continuación se transcribe:

ORDEN DEL DÍA

1. Nombramiento de Secretario del Consejo de Administración.
2. Presentación, análisis y aprobación, en su caso, de los Estados Financieros de Antena 3 de Televisión, S.A. y su Grupo consolidado, cerrados a 30 de junio de 2003.
3. Ejecución de los acuerdos relativos a la transformación de la forma de representaciones de las acciones de la Sociedad que fueron adoptados por la Junta General Extraordinaria de accionistas.
4. Ejecución de los acuerdos relativos a la solicitud de admisión a cotización, que fueron igualmente adoptados por la Junta General Extraordinaria de accionistas.
5. Autorización y otorgamiento de poderes en relación con la OPV que, en su caso, se llevará a cabo Telefónica, S.A.

6. Aprobación del nuevo texto de los Estatutos Sociales, que será sometido a la Junta General de accionistas, así como del respectivo informe legal de los administradores.
7. Aprobación del Reglamento del Consejo de Administración, informe y remisión de su texto a la Junta General de accionistas.
8. Aprobación del Reglamento Interno de Conducta en materias relativas a los Mercados de Valores.
9. Aprobación de la propuesta de Reglamento de la Junta General de accionistas.
10. Propuesta a la Junta General de Accionistas de adquisición de acciones propias.
11. Convocatoria de Junta General Extraordinaria de accionistas y determinación de su Orden del día.
12. Informe del Consejero Delegado.
13. Aprobación del Plan de Negocio.
14. Ruegos y preguntas.
15. Lectura y aprobación, en su caso, del acta de la sesión.

QUINTO.- Que, en esta sesión del Consejo de Administración, se adoptó, por unanimidad y entre otros, el siguiente acuerdo, que se transcribe del acta de la reunión:

> *DOCE.- Aprobar el Reglamento interno de conducta en materias relativas a los Mercados de Valores conforme a lo previsto en la normativa vigente.*
> *Este Reglamento formará parte del Acta como Anexo IV.*

SEXTO.- Que el texto íntegro del Reglamento del Reglamento interno de conducta en materias relativas a los Mercados de Valores se adjunta a la presente Certificación, visado en todas su hojas por quien expide la presente certificación.

SÉPTIMO.- Que el acta de la sesión fue aprobada, por unanimidad, en la propia sesión del Consejo de Administración, celebrada el 29 de julio de 2003, y firmada por el Presidente, D. José Manuel Lara Bosch, y por el Vicesecretario y Secretario de la reunión, doña Carmen Rodríguez Martín.

Y, para que así conste, expido y firmo la presente certificación en San Sebastián de los Reyes, Madrid, a uno de septiembre de dos mil tres, con el V° B° del Presidente.

V° B°
PRESIDENTE

EL VICESECRETARIO NO CONSEJERO
Y SECRETARIO DE LA REUNIÓN

ANTENA 3 DE TELEVISIÓN, S.A.

REGLAMENTO INTERNO DE CONDUCTA EN MATERIAS RELATIVAS A LOS MERCADOS DE VALORES

- INDICE -

REGLAMENTO INTERNO DE CONDUCTA EN MATERIAS RELATIVAS A LOS MERCADOS DE VALORES DE ANTENA 3 TELEVISIÓN, S.A.

I. DEFINICIONES

A efectos del presente Reglamento Interno de Conducta en materias relativas a los Mercados de Valores (en adelante, "Reglamento Interno de Conducta" o Reglamento"), se entenderá por:

Antena 3 Televisión, S.A.: Se refiere a Antena 3 Televisión, S.A., sociedad inscrita en el Registro Mercantil de Madrid, en el Tomo al tomo 1924, folio 108, hoja A número M-34473, con domicilio en San Sebastián de los Reyes (28700 Madrid), Avda. Isla Graciosa número 15, y con CIF número A-78 839271.

Asesores Externos: Las personas que, sin tener la consideración de empleados, presten servicios financieros, jurídicos, de consultoría o de cualquier otro tipo a cualquier sociedad del Grupo Antena 3, bien en nombre propio o por cuenta de otro, que pudiesen implicar el acceso a información calificada como reservada.

Documentos Confidenciales: Todo soporte material, audiovisual o informático que exprese o incorpore información previamente calificada como reservada.

Grupo Antena 3: Se refiere a Antena 3 Televisión, S.A. y a todas las sociedades filiales y participadas que se encuentren, respecto de la Sociedad en la situación prevista en el artículo 4 de la Ley 24/1988, de 28 de julio, del Mercado de Valores.

Información Privilegiada: Se considera información privilegiada, de acuerdo con lo dispuesto en el artículo 81 de la Ley del Mercado de Valores, toda información de carácter concreto que se refiera directa o indirectamente al Grupo Antena 3 o a los valores negociables o instrumentos financieros emitidos por el Grupo Antena 3, que no se haya hecho pública y que, de hacerse o haberse hecho pública,

podría influir o hubiera influido de manera apreciable sobre su cotización en un mercado o sistema organizado de contratación.
Lo dispuesto en el párrafo anterior será de aplicación también a los valores negociables o instrumentos financieros respecto de los cuales se haya cursado una solicitud de admisión a negociación en un mercado o sistema organizado de contratación.

Información Relevante: Se considera información relevante, de acuerdo con lo dispuesto en el artículo 82 de la Ley del Mercado de Valores, toda aquélla cuyo conocimiento pueda afectar a un inversor razonablemente para adquirir o transmitir valores o instrumentos financieros y por tanto pueda influir de forma sensible en su cotización en un mercado secundario.

Miembros del Consejo: Los miembros del Consejo de Administración de Antena 3 Televisión, S.A.

Operaciones Personales: Serán aquellas operaciones que se realicen sobre Valores e Instrumentos Afectados.
Se entenderá por operaciones, a efectos del párrafo anterior, cualesquiera contratos en cuya virtud se adquieran o transmitan Valores o Instrumentos Afectados.

Operación Confidencial: Aquella operación jurídica o financiera que pueda influir de manera apreciable en la cotización de los Valores o Instrumentos Afectados, y que sea definida como tal por el Comité de Cumplimiento Normativo.

Personal Administrativo: Las Secretarias de dirección con dependencia directa de miembros del Consejo de Administración o del Personal Directivo de Antena 3 Televisión, S.A.

Personal Directivo: El Presidente, Consejero Delegado, los Directores Generales, Directores Centrales y asimilables que desarrollen funciones de alta

dirección bajo la dependencia directa de los órganos de administración de Antena 3 Televisión, S.A., y Subdirectores Generales y asimilables que desarrollen funciones de alta dirección y dependan directamente de un Director General de Antena 3 Televisión, S.A.

Personas Afectadas: Aquéllas a las que se les aplica todo o parte del presente Reglamento y que se detallan en el artículo 2.1.

Sociedad Controlada: Aquella Sociedad en cuyo capital social u órgano de gobierno o administración la Persona Afectada disponga, de forma directa o indirecta, de la mayoría de acciones, participaciones o derechos de voto, de tal manera que controle la sociedad de forma efectiva.

Sociedad Filial: Se refiere a la sociedad dominada o dependiente que se encuentra respecto de Antena 3 Televisión, S.A. en la situación prevista en el artículo 4 de la Ley 24/1988, de 28 de julio, del Mercado de Valores.

Valores e Instrumentos Afectados: Se consideran valores e instrumentos afectados por el Reglamento Interno los recogidos en el artículo 2.2. del presente Reglamento.

Valores Prohibidos: Se considerarán valores o instrumentos prohibidos aquellos de los que la Compañia disponga de Información Privilegiada en el marco de una Operación Confidencial, a pesar de no haber sido emitidos por ella.

II. DE LA REALIZACIÓN DE OPERACIONES PERSONALES

2.1. Ámbito subjetivo de aplicación

El Reglamento Interno de Conducta se aplicará a las siguientes personas:

a) Miembros del Consejo de Administración de Antena 3 Televisión, S.A.

b) Miembros de las Comisiones del Consejo de Antena 3 Televisión, S.A.

c) Personal Directivo de Antena 3 de Televisión, S.A. y su Personal Administrativo.

d) El personal integrado en cada momento en la Secretaría del Consejo y de sus Comisiones, en la Dirección de Asesoría Jurídica, en la Dirección Financiera, en la Dirección Comercial, en la Dirección de Recursos Humanos, etc., o en las Direcciones de Antena 3 Televisión, S.A. que, con cualquier otra denominación, asuman funciones similares o por cualquier causa tengan acceso a Información Privilegiada o Relevante, hasta el nivel de Director de Departamento (inclusive).

e) Los Asesores Externos que, por cualquier causa, tengan acceso a Información Privilegiada o Relevante.

f) Cualquier otro empleado de Antena 3 Televisión, S.A. que, a juicio del Comité de Cumplimiento Normativo, pudiera tener acceso a datos e informaciones sobre los que Antena 3 Televisión, S.A. tenga un interés legítimo de confidencialidad, y todos aquellos que ocasionalmente y en relación con una operación determinada dispongan de información confidencial.

El Comité de Cumplimiento Normativo mantendrá informada a la Unidad de Cumplimiento Normativo de las personas que, de acuerdo con la definición anterior, tengan la consideración de Personas Afectadas, así como, en su caso, del período de tiempo durante el que quedarán sujetas al Reglamento Interno de Conducta. La Unidad de Cumplimiento Normativo mantendrá una lista actualizada de las personas sometidas con carácter permanente al Reglamento Interno de Conducta, y otra con aquellas personas que se encuentren sometidas de manera transitoria.

2.2. Ámbito objetivo de aplicación

Se consideran Valores e Instrumentos Afectados por el Reglamento Interno de Conducta, los siguientes:

a) Los valores mobiliarios emitidos por el Grupo Antena 3 que se negocien en un mercado o sistema organizado de contratación.

b) Los instrumentos financieros y contratos de cualquier tipo que otorguen el derecho a la adquisición de los valores anteriormente señalados.

c) Los instrumentos financieros y contratos negociados o no en un mercado secundario, cuyo subyacente sean valores o instrumentos emitidos por el Grupo Antena 3.

2.3. Principios generales de actuación

2.3.1 Operaciones sujetas al régimen de comunicación

Las Personas Afectadas deberán comunicar cualquier Operación Personal que hayan realizado, por sí mismas o a través de una Sociedad Controlada por ellos, de acuerdo con el procedimiento establecido en el presente Reglamento.

Asimismo, las Personas Afectadas deberán comunicar cualquier Operación Personal realizada por: (i) su cónyuge, salvo que las operaciones afecten sólo a su patrimonio privativo; (ii) por sus hijos menores de edad, sujetos a su patria potestad, y los mayores de edad que dependan económicamente del mismo, convivan o no con él; (iii) las sociedades que efectivamente controle, y (iv) cualquier otra persona o sociedad que actúe por cuenta e interés de aquélla.

Esta obligación es independiente de la obligación de los Administradores de comunicación a la CNMV, establecida en el Real Decreto 377/1991, de 15 de marzo.

No estarán sujetas a la obligación establecida en este apartado, ni tendrán la consideración de Operaciones Personales, las operaciones ordenadas, sin intervención alguna de las Personas Afectadas, por las entidades a las que los mismos tengan establemente encomendadas la gestión de sus carteras de valores. No obstante, deberán comunicar a la Unidad de Cumplimiento Normativo la existencia de tales contratos y la identidad del gestor, así como remitir trimestralmente a la citada Unidad copia de la información que el gestor les haya enviado en relación con los valores o instrumentos afectados en la que al menos se hará constar la fecha, número, precio y tipo de operaciones realizadas.

2.3.2 Periodo mínimo de mantenimiento

En cualquier caso, los Valores e Instrumentos Afectados adquiridos no podrán ser transmitidos en un plazo de un (1) meses a contar desde aquél en el que se hubiera realizado la operación de compra, salvo que concurran situaciones excepcionales que justifiquen su transmisión, previa autorización del Comité de Cumplimiento Normativo.

2.3.3 Limitaciones a las Operaciones Personales

Prohibición General

Las Personas Afectadas que posean algún tipo de Información Privilegiada, cualquiera que sea el origen de la misma, deberán abstenerse de ejecutar por cuenta propia o ajena, directa o indirectamente, alguna de las conductas siguientes:

a) Preparar o realizar cualquier tipo de operación sobre los Valores Afectados a los que la información se refiera, o sobre cualquier otro valor, instrumento financiero o contrato de cualquier tipo, negociado o no en un mercado secundario, que tenga como subyacente a los Valores Afectados a los que la información se refiera.

   Se exceptúa la preparación y realización de las operaciones cuya existencia constituye, en sí misma, la información privilegiada, así como las operaciones que se realicen en cumplimiento de una obligación, ya vencida, de adquirir o ceder valores negociables o instrumentos financieros, cuando esta obligación esté contemplada en un acuerdo celebrado antes de que la persona de que se trate esté en posesión de la información privilegiada, u otras operaciones efectuadas de conformidad con la normativa aplicable.

b) Comunicar dicha información a terceros, salvo en el ejercicio normal de su trabajo, profesión o cargo

   A estos efectos, se entenderá que actúan en el ejercicio normal de su trabajo, cargo o profesión las Personas Afectadas que comuniquen información: (i) a los órganos de administración y dirección de la Compañía para el adecuado desarrollo de sus cometidos y responsabilidades; y (ii) a los Asesores Externos

de la Compañía (auditores, abogados, bancos de negocio, etc.) para el adecuado cumplimiento del mandato que se les ha encomendado.

c) Recomendar a un tercero que adquiera o ceda valores negociables o instrumentos financieros o que haga que otro los adquiera o ceda basándose en dicha información.

Las prohibiciones establecidas en este apartado se aplican a cualquier persona que posea información privilegiada cuando dicha persona sepa, o hubiera debido saber, que se trata de esta clase de información.

Prohibiciones Temporales

Las Personas Afectadas se abstendrán de realizar Operaciones Personales en los siguientes períodos:

a) En el mes anterior a la fecha de formulación de las cuentas anuales por el Consejo de Administración de la Compañía.
b) En el mes anterior a la fecha de publicación de los resultados trimestrales y semestrales por la Compañía.
c) En los siete días anteriores a la fecha en la que razonablemente pueda preverse que la Compañía va a hacer público un Hecho Relevante.

Sin perjuicio de la prohibición anterior, las Personas Afectadas podrán, con carácter excepcional, solicitar al Comité de Cumplimiento Normativo autorización para la realización de operaciones durante estos periodos.

Valores prohibidos

Las Personas Afectadas a las que se comunique la existencia de determinados Valores Prohibidos no podrán realizar Operaciones Personales sobre dichos valores.

El Comité de Cumplimiento Normativo determinará los valores que en un determinado momento puedan tener la consideración de Valores Prohibidos para todas o parte de las Personas Afectadas así como el plazo durante el que se mantendrá tal prohibición. La Unidad de Cumplimiento Normativo mantendrá una

lista actualizada de tales valores, y de las Personas Afectadas en relación con los mismos, y comunicará oportunamente a estas personas la existencia de esta prohibición, así como el cese de la misma.

Obligaciones

Toda persona que posea información privilegiada, tiene la obligación de salvaguardarla, sin perjuicio de su deber de comunicación y colaboración con las autoridades judiciales y administrativas en los términos previstos por la Ley del Mercado de Valores y resto de legislación vigente. Por lo tanto, adoptarán las medidas adecuadas para evitar que tal información pueda ser objeto de utilización abusiva o desleal y, en su caso, tomarán de inmediato aquéllas que resulten necesarias para corregir las consecuencias que de ello se hubieran derivado.

2.4. Procedimiento de comunicación

De acuerdo con lo establecido en este Reglamento, las Personas Afectadas deberán comunicar a la Unidad de Cumplimiento Normativo todas las Operaciones Personales realizadas dentro de los siete (7) días naturales siguientes a la fecha de realización de las mismas.

Esta comunicación se realizará a través del sistema informático que Antena 3 Televisión, S.A. establecerá a estos efectos, que contará con los formularios que, con expresión de la fecha, tipo de operación, número y precio de los valores o instrumentos afectados, se utilizarán para la comunicación de estas operaciones. No obstante, en el supuesto de que el sistema no se encuentre disponible por alguna causa, podrá efectuarse la comunicación mediante el envío de un escrito o por correo electrónico o fax a la Unidad de Cumplimiento de acuerdo con el modelo recogido en el **Anexo I** de este Reglamento.

La Unidad de Cumplimiento vendrá obligada a conservar debidamente archivadas las comunicaciones, notificaciones y cualquier otra actuación relacionada con las obligaciones contenidas en el presente Código de Conducta. Los datos de dicho archivo tendrán carácter estrictamente confidencial.

III. DEL TRATAMIENTO DE LA INFORMACIÓN CONFIDENCIAL

Durante la fase de estudio y negociación de cualquier tipo de operación jurídica o financiera que pueda influir de manera apreciable en la cotización de los Valores o Instrumentos Afectados, los Directores responsables de los departamentos involucrados, deberán comunicar este hecho al Comité de Cumplimiento Normativo.

Recibida esta información, y definida la operación como confidencial, el Comité y la Unidad de Cumplimiento Normativo adoptarán las siguientes medidas:

a) Llevar, para cada Operación Confidencial, un registro documental, en el que consten los nombres de las personas que participan en la misma y la fecha en que cada una de ellas ha conocido la información.

b) Advertir expresamente a las personas incluidas en la Operación Confidencial del carácter de la información, de su deber de confidencialidad y de la prohibición de su uso. En este sentido, el acceso a información o a documentos confidenciales por parte de los Asesores Externos requerirá previamente la firma de un compromiso de confidencialidad.

Las personas que participen en una Operación Confidencial, que serán incluidas en el registro documental, deberán:

a) Limitar el conocimiento de la información estrictamente a aquellas personas internas o externas a la organización, a las que sea imprescindible.

b) Adoptar medidas de seguridad para la custodia, archivo, acceso, reproducción y distribución de la información. Las personas que dispongan de Documentos Confidenciales deberán actuar con diligencia en su uso y manipulación, siendo responsables de su custodia, conservación y de mantener su confidencialidad. El tratamiento de los Documentos Confidenciales se realizará en todo momento con el máximo rigor, y asegurando en cualquier caso que el archivo, reproducción y distribución de los mismos se realiza de tal forma que el contenido de estos sólo sea

conocido por aquellas personas que se haya decidido tengan acceso a la información.

c) Observar cualesquiera otras instrucciones y/o recomendaciones que en este sentido le puedan ser indicadas por el Comité de Cumplimiento Normativo.

IV. DEL TRATAMIENTO DE LA INFORMACIÓN RELEVANTE

Durante el período de elaboración o estudio que precede a una decisión que pueda constituir Información Relevante, las Personas Afectadas adoptarán las medidas precisas y previstas en este Código para mantener en secreto esta información. En particular, se limitará al máximo el número de personas conocedoras de esta información, y se exigirá a las personas ajenas a las entidades sujetas un compromiso de confidencialidad, pudiendo realizar la Unidad de Cumplimiento Normativo un seguimiento de la cotización del valor afectado con el fin de detectar cualquier posible filtración de información.

Las Personas Afectadas se abstendrán de desvelar la información que pudiera dar lugar a Información Relevante si, previa o simultáneamente, no se difunde al mercado. La comunicación de la Información Relevante a la CNMV procederá una vez finalizada la evaluación y adoptada la decisión o, en su caso, haya sido firmado el acuerdo o contrato.

Corresponde a la Unidad de Cumplimiento Normativo la comunicación de la Información Relevante quien, en su caso, podrá someter dicha comunicación al Comité de Cumplimiento Normativo.

La Información Relevante deberá ser comunicada inmediatamente a la CNMV para su registro como Hecho Relevante por la vía más rápida y eficiente, y siempre antes que a cualquier otra persona o medio de difusión.

El contenido de la comunicación será veraz, claro, completo y, cuando así lo exija la naturaleza de la información, cuantificado, de manera que no induzca a confusión o engaño. Una vez comunicada la Información Relevante a la CNMV se difundirá en la página web de la Compañía www.antena3tv.com

La Unidad de Cumplimiento Normativo llevará un Registro de Hechos Relevantes que hayan sido comunicados a la CNMV.

Lo dispuesto en el presente apartado se entenderá sin perjuicio de la posibilidad de solicitar dispensa de conformidad con lo previsto en el artículo 82.4. de la Ley del Mercado de Valores.

V. NORMAS SOBRE GESTIÓN DE AUTOCARTERA

5.1. Principios generales

a) Dentro del ámbito de la autorización concedida por la Junta General, corresponde al Consejo de Administración de cada una de las sociedades integrantes del Grupo Antena 3 la determinación de eventuales planes específicos de adquisición o enajenación de valores propios o de la sociedad dominante. Dichos planes serán comunicados a la CNMV con la consideración de Hechos Relevantes.

b) Con independencia de los planes mencionados en el párrafo anterior, y siempre dentro de la autorización otorgada por la Junta General de Accionistas, las transacciones sobre valores que realice la sociedad no responderán a un propósito de intervención en el libre proceso de formación de precios en el mercado o al de favorecer a determinados accionistas de las sociedades integrantes del Grupo Antena 3.

c) Se evitará un trato discriminatorio entre los accionistas así como la realización de operaciones con accionistas significativos de la sociedad o con partes vinculadas a ellos, salvo que circunstancias excepcionales lo hagan aconsejable en interés de la Sociedad o de los demás accionistas y, en estos casos, siempre en condiciones propias de una transacción entre partes independientes.

d) Corresponderá al Director Financiero de Antena 3 Televisión S.A., previa consulta con el Presidente o el Consejero Delegado de la misma, ejecutar los planes específicos a que se refiere el párrafo primero anterior y a la supervisión de las transacciones ordinarias sobre valores a que se refiere el párrafo anterior.

e) El Director Financiero de Antena 3 Televisión, S.A. y las personas que este designe dentro del Grupo Antena 3, se responsabilizarán de efectuar las

notificaciones oficiales de los planes, en su caso de las transacciones realizadas sobre valores exigidas por la normativa vigente.

5.2. Situaciones especiales

a) No se llevarán a cabo operaciones de adquisición o enajenación de autocartera durante los procesos de ofertas públicas de venta u ofertas públicas de adquisición sobre las acciones, operaciones de fusión, u operaciones societarias similares, salvo que se exprese claramente en el folleto informativo explicativo de la operación correspondiente. En este último caso, las operaciones podrán realizarse únicamente en las condiciones contempladas en el mencionado folleto informativo.

b) Durante el plazo de una semana anterior al registro en la CNMV de la información periódica, así como cuando razonablemente pueda preverse que en un espacio de tiempo breve se vaya a comunicar a la CNMV un hecho relevante que pueda influir en la cotización del valor, se_procurará suspender la operativa sobre autocartera y, en todo caso, asegurar que las operaciones que pudieran realizarse están especialmente justificadas por razones distintas del aprovechamiento de información privilegiada.

VI. DE LA COMUNICACIÓN DE CONFLICTOS DE INTERÉS

6.1. Principios generales de actuación de las personas sometidas a conflictos de interés

a) Independencia

Deberán actuar en todo momento con lealtad al Grupo Antena 3 y a sus accionistas, independientemente de sus intereses propios o ajenos.

b) Abstención

Deberán abstenerse de intervenir o influir en la toma de decisiones que puedan afectar a las personas o entidades con las que exista conflicto.

c) Confidencialidad

Las personas en una situación de conflicto de interés se abstendrán de acceder a información calificada como confidencial que afecte a dicho conflicto.

6.2. Comunicación de conflictos

Los miembros del Consejo de Administración se regirán en esta materia por las normas previstas en el Reglamento del Consejo de Administración de Antena 3 Televisión, S.A.

Las restantes Personas Afectadas deberán poner en conocimiento de la Unidad de Cumplimiento Normativo, a la mayor brevedad, mediante el sistema informático que Antena 3 Televisión, S.A. haya establecido a estos efectos, aquellas situaciones que potencialmente puedan suponer la aparición de conflictos de interés a causa de sus actividades fuera del Grupo Antena 3, sus relaciones familiares, su patrimonio personal o cualquier otro motivo con:

a) Intermediarios financieros que operen con el Grupo Antena 3.

b) Inversores profesionales o institucionales que tengan una relación significativa con el Grupo Antena 3.

c) Proveedores de equipos o de material significativos.

d) Proveedores de servicios profesionales o Asesores Externos, incluyendo aquellos que presten servicios jurídicos, de consultoría o auditoria.

En el supuesto de que el sistema informático no se encuentre disponible por alguna causa, podrán realizar estas comunicaciones mediante el envío de un escrito o por correo electrónico o fax, de acuerdo con el modelo recogido en el **Anexo II** a la Unidad de Cumplimiento Normativo.

VII. DEL COMITÉ Y UNIDAD DE CUMPLIMIENTO NORMATIVO

7.1. Comité de cumplimiento normativo

Creación: Se crea un Comité de Cumplimiento Normativo del que formarán parte el Director Financiero, el Director de Asesoría Jurídica, el Director de Recursos

Humanos, el Director de Auditoría Interna, y el Secretario del Consejo de Administración de Antena 3 de Televisión, que ostentará la Presidencia del Comité.

Funciones: El Comité de Cumplimiento Normativo tendrá las siguientes funciones:

a) Promover el conocimiento del presente Reglamento, y de las demás normas de conducta de los Mercados de Valores dentro de la Compañía.

b) Interpretar las normas contenidas en el Reglamento y resolver las dudas o cuestiones que puedan plantearse sobre su aplicación y contenido.

c) Determinar las operaciones jurídicas o financieras que deberán quedar sujetas a las obligaciones establecidas en la sección tercera del presente Reglamento.

d) Determinar las personas que, pese a no estar en principio dentro del ámbito de aplicación del Reglamento, puedan verse sujetas al mismo en un determinado momento de forma transitoria, e informar de este hecho a la Unidad de Cumplimiento Normativo.

e) Determinar aquellos valores que tendrán la consideración de Valores Prohibidos y las Personas Afectadas que estarán sujetas a la prohibición de operar con estos valores, así como el plazo durante el que se mantendrá tal prohibición.

f) Desarrollar los procedimientos y normas que se estimen oportunos para mejorar la aplicación del Reglamento.

Obligaciones de Información: El Comité de Cumplimiento Normativo deberá informar, al menos trimestralmente, y siempre que lo considere necesario o sea requerido para ello, a la Comisión de Auditoría y Control de las medidas adoptadas para promover el conocimiento y asegurar el cumplimiento de lo previsto en este Reglamento, de su grado de cumplimiento, y de las principales incidencias ocurridas.

7.2. Unidad de cumplimiento normativo

Creación: Se crea una Unidad de Cumplimiento Normativo, que dependerá del Secretario del Consejo de Administración de Antena 3 Televisión, S.A.

La Unidad de Cumplimiento conservará debidamente archivadas las comunicaciones, notificaciones y cualquier otra actuación relacionada con las obligaciones contenidas en este Reglamento Interno de Conducta. Los datos de dicho archivo, que se ajustarán a la legislación sobre protección de datos personales, tendrán carácter estrictamente confidencial.

Funciones:

a) Mantener el archivo de las comunicaciones a que se refiere el presente Reglamento.

b) Mantener una lista de Personas Afectadas por el presente Reglamento con carácter permanente, y otra lista de personas que queden sujetas al mismo con carácter transitorio, de acuerdo con lo establecido en el presente Reglamento.

c) Mantener una lista de Valores Prohibidos y de las Personas Afectadas en relación con los mismos de acuerdo con lo establecido en el presente Reglamento.

d) Llevar el registro documental de todas las operaciones que sean definidas por el Comité de Cumplimiento Normativo como Operaciones Confidenciales, y adoptar todas las medidas necesarias para cumplir las obligaciones establecidas en este sentido.

e) Comunicar oportunamente a las personas su condición de persona afectada, así como la pérdida de tal condición.

f) Traslado de las dudas que se planteen sobre la aplicación del presente Reglamento al Comité de Cumplimiento Normativo para su resolución.

g) Las establecidas expresamente en los correspondientes apartados del presente Reglamento Interno de Conducta y aquellas otras que el Comité de Cumplimiento Normativo le pueda asignar.

7.3. Auditoría interna

La Dirección de Auditoría Interna y, en su defecto, la Dirección Financiera será responsable de la supervisión del cumplimiento de las obligaciones y procedimientos contenidos en el presente Reglamento, y demás normativa complementaria, actual o futura.

VIII. DE LA VIGENCIA Y LOS EFECTOS DEL INCUMPLIMIENTO

8.1. Vigencia

El presente Reglamento Interno de Conducta entrará en vigor en la fecha en que se admitan a cotización las acciones de Antena 3 Televisión , S.A.

La Unidad de Cumplimiento Normativo dará conocimiento del mismo a las Personas Afectadas, a cuyo efecto cada una de las mismas deberá firmar el documento que se adjunta como **Anexo III** de este Reglamento.

8.2. Efectos del incumplimiento

El incumplimiento de lo dispuesto en el Reglamento Interno de Conducta tendrá, en su caso, la consideración de infracción laboral en los términos establecidos en la legislación vigente.

Lo anterior se entenderá sin perjuicio de la infracción que pudiera derivarse de lo dispuesto en la Ley del Mercado de Valores y de la responsabilidad civil o penal que en cada caso sea exigible al infractor.

ES COPIA DE SU ORIGINAL, con el que concuerda y al que me remito, y la expido para la sociedad, en trece folios, el presente que signo, firmo, rubrico y sello y los doce anteriores correlativos en orden y de la misma serie, **en MADRID el mismo día de su otorgamiento. DOY FE. ------------------------------**

FE PÚBLICA NOTARIAL

CONSEJO GENERAL DEL NOTARIADO ESPAÑOL

NOTARIADO EUROPA

NIHIL PRIUS FIDE

0036304886

Shareholders' Extraordinary General Meeting held on 29th August 2003

Approval of the Regulations governing Shareholders' Meetings.

Deed dated 4th September 2003 granted before the Notary Public of Madrid, Ms. Isabel Estape Tous under number 986 of her official records.

Approval of the Internal Behaviour Regulations in the context of the stock exchange markets.

Deed dated 4th September 2003 granted before the Notary Public of Madrid, Ms. Isabel Estape All under number 988 of her official records.

TIMBRE DEL ESTADO

5A7100732

06/2003

03 SEP 30 AM 7:2

ISABEL ESTAPE TOUS - NOTARIO DE MADRID - NIHIL PRIUS FIDE

ISABEL ESTAPE TOUS
NOTARIO
C/ PRINCIPE DE VERGARA, 103 1º Izda.
Teléf 915628605-Fax 915628606
MADRID

«ESCRITURA DE ELEVACION A PUBLICO DE ACUERDOS SOCIALES»

NÚMERO NOVECIENTOS OCHENTA Y SEIS.-------------

En MADRID, mi residencia, a cuatro de Septiembre de dos mil tres. ------------------------------

Ante mí, **ISABEL ESTAPE TOUS**, Notario de esta Capital y del Ilustre Colegio de Madrid. ----------

==== C O M P A R E C E ====

DOÑA CARMEN RODRÍGUEZ MARTÍN, mayor de edad, casada, vecina de San Sebastián de los Reyes, con domicilio profesional en Avenida Isla Graciosa, 13; con D.N.I. y N.I.F. número 3.419.914-K. -----------

==== I N T E R V I E N E ====

En nombre y representación, como vicesecretario de la Sociedad **"ANTENA 3 DE TELEVISIÓN, S.A."**, de nacionalidad española, con domicilio en San Sebastián de los Reyes, Avenida Isla Graciosa, 13; constituida por tiempo indefinido en escritura autorizada el día 7 de junio de 1988, ante el Notario de Madrid Don José Machado Carpenter; adaptados sus

Estatutos a la vigente legislación mercantil en otra escritura autorizada por el mismo Notario el día cinco de julio de 1991, con el número 2.108 de orden. INSCRITA en el Registro Mercantil de Madrid, en el tomo 1924, folio 108, hoja número: M-34473, inscripción 1ª. Su C.I.F. número: A78839271. ------

El nombramiento y sus facultades para este acto resultan de su cargo de Vicesecretario no Consejero del Consejo de Administración de la Sociedad, cargo que asegura ejerce en la actualidad y para el que fue nombrada por acuerdo del Consejo de fecha 19 de diciembre de 2002, formalizado en la escritura otorgada el día 4 de febrero de 2003, ante el Notario de San Sebastián de los Reyes Don Emiliano Alvarez Buitrago, con el número 360 de orden, que causó la inscripción 139 de la hoja registral de la Sociedad en el Registro Mercantil. ----------------

Está especialmente facultada para este acto según resulta de una certificación expedida por la propia compareciente como Vicesecretario no Consejero del Consejo, con el visto bueno de su Presidente Don José Manuel Lara Bosch, cuyas firmas reputo legítimas. Dicha certificación se incorpora a la presente escritura matriz. ---------------------

Me asegura la vigencia de su cargo, facultades representativas y la persistencia de la capacidad jurídica de la entidad que representa. ------------

Tiene, a mi juicio, en el concepto en que interviene, capacidad legal para otorgar la presente ESCRITURA DE ELEVACIÓN A PÚBLICO DE ACUERDOS SOCIALES, y al efecto: --------------------------------

==== E X P O N E ====

I.- Que según resulta de la certificación unida a la presente, la Junta General de accionistas de la Sociedad "ANTENA 3 DE TELEVISION, S.A." en sesión celebrada el día 29 de agosto de 2003, adoptó los acuerdos relativos a la aprobación del texto del Reglamento de la Junta General de Accionistas de "ANTENA 3 DE TELEVISIÓN, S.A.". ---------------

Todo lo anterior resulta de la certificación unida a la presente y el anexo incorporado a la misma, cuyo contenido se da aquí por íntegramente reproducido. -------------------------------------

II.- Y en base a lo expuesto, la señora compa-

reciente, según interviene, otorga las siguientes.

=============== **DISPOSICIONES:** ================

Quedan formalizados los acuerdos adoptados por la Junta General de la Sociedad "**ANTENA 3 DE TELEVISIÓN, S.A.**" en su sesión celebrada el día 29 de agosto de 2003, a que se refiere la presente escritura, en los términos que de la misma se deducen. -

Acta notarial de la Junta. --------------------

Previo requerimiento del órgano de administración, asistió a la Junta cuyos acuerdos se formalizan el Notario de Alcobendas (Madrid), Don Fulgencio Sosa Galván, quien levantó acta de la sesión, con el número 2.275 de su protocolo, de fecha 29 de agosto de 2003. Una copia autorizada de dicha acta se acompañará donde fuere preciso. ----------------

Convocatoria de la Junta. ---------------------

Me acredita la compareciente la debida convocatoria de la Junta cuyos acuerdos se formalizan por la presente mediante la exhibición del BORME y del Diario "EL MUNDO", ambos de fecha 11 de agosto de 2003, donde fue insertada dicha convocatoria. -----

Yo, el Notario, deduzco fotocopia coincidente con su original de lo pertinente de dichas publicaciones, que dejo unida a la presente. -------------

TIMBRE DEL ESTADO

5A7100734

06/2003

0,15 €

ISABEL ESTAPE TOUS · NOTARIO DE MADRID · NIHIL PRIUS FIDE

INSCRIPCION EN EL REGISTRO MERCANTIL.----------

Advierto expresamente acerca de la obligatoriedad de inscribir en el Registro Mercantil este documento. -----------------------------------

De conformidad con lo previsto en el art. 63.2 del vigente Reglamento del Registro Mercantil se consiente la inscripción parcial de este título para los casos previstos en el número 1 de dicho artículo 63. -----------------------------------

OTORGAMIENTO Y AUTORIZACIÓN.------------------

Informo a la compareciente del derecho que le asiste, de acuerdo con lo establecido por el artículo ciento noventa y tres del reglamento notarial a leer por sí el presente instrumento público, y una vez enterados de ello renuncia a ejercer este derecho. ---

En su consecuencia, yo, el notario, le leo el contenido integro de este instrumento público. Manifiesta expresamente su consentimiento y, en prueba de su conformidad lo firma conmigo, que de

haberle indentificado a través de los documentos reseñados en la comparecencia, y en todo cuanto sea pertinenente, de todo lo demás contenido en el presente documento público extendido en tres folios de papel timbrado de uso exclusivamente notarial, el presente, y los dos anteriores correlativos en orden, de la misma serie, yo el Notario, Doy fe. ---

Está la firma de la compareciente. ------------

Signado. ISABEL ESTAPE TOUS. Rubricado y sellado. --

ARANCEL NOTARIAL. DERECHOS DEVENGADOS. Arancel aplicable, números: 1, 4		
DOCUMENTO SIN CUANTÍA.	TOTAL:	(Impuestos excluidos)

DOCUMENTOS UNIDOS: ---------------------------

Carmen Rodríguez Martín, Vicesecretario no Consejero del Consejo de Administración de Antena 3 de Televisión, S.A., domiciliada en San Sebastián de los Reyes (Madrid), Avda. Isla Graciosa s/n, y con CIF nº A-78 839271,

CERTIFICO

UNO.- Que, según consta en el Libro de Actas de la Sociedad, el día 29 de agosto de 2003, a las 17:00 horas, se celebró, en primera convocatoria, Junta General Extraordinaria de Accionistas de la sociedad ANTENA 3 DE TELEVISIÓN, S.A., en el domicilio de la sociedad, Avda. Isla Graciosa s/n, San Sebastián de los Reyes, Madrid.

Esa Junta General Extraordinaria había sido convocada por el Consejo de Administración de la Sociedad, publicándose los anuncios de convocatoria en el Boletín Oficial del Registro Mercantil número 151, del 11 de agosto de 2003, y en el periódico EL MUNDO de la misma fecha, con el contenido que seguidamente se transcribe:

ANTENA 3 DE TELEVISIÓN, S.A.
CONVOCATORIA DE JUNTA GENERAL EXTRAORDINARIA DE ACCIONISTAS

Por acuerdo del Consejo de Administración, se convoca Junta General Extraordinaria de Accionistas, que se celebrará, en primera convocatoria, el día 29 de agosto de 2003, a las 17:00 horas, en el domicilio social, en San Sebastián de los Reyes (Madrid), Avenida Isla Graciosa s/n, y, en su caso, en segunda convocatoria, el siguiente día 30 de agosto de 2003, a la misma hora y en el mismo lugar, a fin de deliberar y resolver sobre los asuntos comprendidos en el siguiente

ORDEN DEL DÍA

Primero.- Modificación del valor nominal de las acciones y, en consecuencia, del artículo 5º de los Estatutos sociales.
Segundo.- Modificación de los artículos 21 y 29 de los Estatutos sociales, relativos a la exigencia de un capital mínimo para asistir a la Junta General de accionistas, y al número mínimo y máximo de miembros del Consejo de Administración.
Tercero.- Modificación de los artículos 3, 7, 8, 10, 14, 17, 20, 23, 24, 25, 26, 27, 30, 31, 31bis, 32, 33, 34, 35, 36, 37 y 38, incorporando los criterios vigentes en materia de normas para el gobierno corporativo de las sociedades anónimas cotizadas.
Cuarto.- Aprobación de un texto refundido de los Estatutos sociales, incluyendo las precedentes modificaciones acordadas por la Junta.

Quinto.- Fijación del número de Consejeros. Ratificación y designación de Consejeros.
Sexto.- Fijación del importe de la retribución de los Consejeros.
Séptimo.- Revocación del acuerdo vigente adoptado por la Junta General de accionistas en relación con la adquisición de acciones propias y adopción de un nuevo acuerdo sobre esta materia.
Octavo.- Aprobación del Reglamento de la Junta General de accionistas.
Noveno.- Informe y notificación del Reglamento del Consejo de Administración.
Décimo.- Delegación de facultades para formalizar, interpretar, subsanar y ejecutar los acuerdos adoptados por la Junta General de accionistas.

INTERVENCIÓN DE NOTARIO EN LA JUNTA
El Consejo de Administración ha acordado requerir la presencia de Notario para que levante acta de la Junta, de conformidad con lo dispuesto en el artículo 114 de la Ley de Sociedades Anónimas en relación con los artículos 101 y 103 del Reglamento del Registro Mercantil.

DERECHO DE INFORMACIÓN
El derecho de información de los accionistas será el previsto en el artículo 112 de la Ley de Sociedades Anónimas en su redacción dada por la Ley 26/2003 de 17 de julio. En particular, los accionistas de la Compañía tienen derecho a examinar y obtener en el domicilio social (o a solicitar que les sea remitida de forma inmediata y gratuita) copia de los documentos que en relación con los puntos primero, segundo, tercero y cuarto del orden del día van a ser sometidos a aprobación de la Junta, así como el Reglamento de la Junta General de Accionistas, al que se refiere el punto octavo.

REQUISITOS PARA LA ASISTENCIA A LA JUNTA GENERAL
Teniendo en cuenta el proceso de transformación de la forma de representación de las acciones de la Sociedad en anotaciones en cuenta tendrán derecho a asistir a la Junta General de Accionistas tanto los accionistas que hubieran transformado ya sus títulos en anotaciones en cuenta y tengan las acciones inscritas en los correspondientes registros con cinco días de antelación al día en que se celebre la Junta General de Accionistas, como los que no lo hubieran hecho y tengan sus acciones inscritas en el Libro Registro de Acciones Nominativas, pudiendo acreditarse la adquisición de las acciones de quién aparezca en el Libro Registro de Acciones Nominativas como titular mediante la presentación del oportuno documento público. Todo accionista que tenga derecho a asistir podrá hacerse representar en la Junta por medio de otra persona, aunque no sea accionista, y ello en la forma y requisitos establecidos en el artículo 106 del texto refundido de la Ley de Sociedades Anónimas.

***NOTA:** La Junta se celebrará, previsiblemente, en primera convocatoria*

DOS.- Que la Junta fue presidida por don José Manuel Lara Bosch, Presidente del Consejo de Administración, actuando como Secretario don Pablo Bieger Morales, Secretario del Consejo de Administración.

TRES.- Que, según lo previsto y publicado, la Junta contó con la presencia de Notario y, más concretamente, con la de don Fulgencio Sosa Galván, Notario de Alcobendas, del Ilustre Colegio de Madrid, que aceptó el requerimiento que se le hizo en este sentido y redactó el acta de la Junta, que es el Acta de Presencia en Junta número 2275, de 21 de agosto de 2003.

CUATRO.- Que el Presidente de la Junta General Extraordinaria de Accionistas procedió al examen de los datos de asistencia, proporcionados por los servicios de la Sociedad, formándose en consecuencia la lista de asistencia, con el siguiente resultado, que fue leído a los presentes por el Secretario de la Junta:

- Asisten personalmente 20 accionistas, titulares de 282.210 acciones con derecho a voto representativas del 0,1693% del capital social.

- Están representados 22 accionistas, titulares de 162.588.665 acciones con derecho a voto representativas del 97,5524% del capital social.

- En consecuencia, asisten a la Junta, presentes o representados, un total de 42 accionistas, titulares de 162.870.875 acciones con derecho a voto representativas del 97,7217% del capital social.

A los oportunos efectos se hace constar que, una vez constatada la existencia de quórum, el Presidente declaró válidamente constituida la Junta y el Notario preguntó si existían reservas o protestas sobre las manifestaciones del Presidente relativas al número de socios concurrentes y al capital presente, sin que se produjera ninguna reserva sobre esta materia concreta.

CINCO.- Que, en el transcurso de la reunión, y con el voto favorable unánime del capital presente o representado en la Junta, se adoptó el siguiente

ACUERDO

OCTAVO.- Aprobar el texto del Reglamento de la Junta General de Accionistas de Antena 3 de Televisión, S.A., que formará parte de la presente acta como **Anexo**.

SEIS.- Que, en el transcurso de la reunión, y con el voto favorable del 99,8731% del capital presente o representado en la Junta, y el voto en contra del 0,1269% del capital presente o representado en la Junta, se adoptó el siguiente

Antena 3

ACUERDO

DÉCIMO.- Facultar en la forma más amplia y eficaz posible en Derecho, con carácter solidario, al Presidente del Consejo de Administración, al Consejero Delegado, al Secretario y al Vicesecretario de este órgano, para que cualquiera de ellos, de modo indistinto, pueda comparecer ante Notario y otorgar la escrituras públicas necesarias para la formalización y ejecución plena de los acuerdos que así lo requieran, incluyendo las de aclaración, subsanación y rectificación, para su más exacto cumplimiento y para la inscripción de los mismos en el Registro Mercantil. Esta facultad se extiende en idénticas condiciones, sin límites ni exclusiones, a la formalización de cualquier clase de documento público o privado y a la ejecución de cualquier acción que sea necesaria o conveniente para la plena efectividad de los acuerdos, incluyendo las relaciones con los organismos e instituciones públicos o privados que directa o indirectamente puedan verse afectados por dichos acuerdos, pudiendo efectuar los facultados las manifestaciones o decisiones que estimen adecuadas en la forma que se considere oportuna.

Y, para que así conste, expido y firmo la presente certificación en San Sebastián de los Reyes, Madrid, a cuatro de septiembre de dos mil tres, con el Vº Bº del Presidente.

Vº Bº
EL PRESIDENTE

EL VICESECRETARIO NO CONSEJERO

ANTENA 3 TELEVISIÓN, S.A.

REGLAMENTO
DE LA
JUNTA GENERAL DE ACCIONISTAS

REGLAMENTO DE LA JUNTA GENERAL DE ACCIONISTAS DE ANTENA 3 DE TELEVISIÓN, S.A.

I.- EXPOSICIÓN DE MOTIVOS

El nuevo artículo 113 de la Ley del Mercado de Valores establece que la Junta General de accionistas de la sociedad anónima con acciones admitidas a negociación en un mercado oficial de valores deberá aprobar un reglamento específico que regule su funcionamiento.

En consecuencia, y dado que la Sociedad tiene prevista la inminente cotización en Bolsa, el Consejo de Administración de Antena 3 de Televisión, S.A. ha sometido el texto de este Reglamento a la Junta General de Accionistas de la Sociedad, que lo ha aprobado en su reunión de fecha 29 de agosto de 2003, con votación a favor de accionistas representativos del ____ % del capital social.

Para facilitar a los accionistas de la Compañía el conocimiento y la comprensión de las reglas de funcionamiento de la Junta General y de las demás cuestiones vinculadas con ella, se ha considerado oportuno refundir en este Reglamento todos los preceptos legales y estatutarios, del Reglamento del Consejo de Administración y de las demás normas corporativas vigentes relativos a dicho funcionamiento, de forma que los accionistas dispongan de toda la información necesaria en un solo texto, sistemáticamente ordenado.

II. TEXTO ARTICULADO

Capítulo Primero. Disposiciones Generales

Artículo 1º.- Finalidad y vigencia del Reglamento

El presente Reglamento regula la Junta General de accionistas de Antena 3 de Televisión, S.A. y establece sus principios de organización y funcionamiento.

El Consejo de Administración será responsable de su adecuada difusión de acuerdo con las exigencias legales aplicables y para que sea debidamente conocidos por los accionistas y el público inversor.

Será de aplicación a partir de la primera Junta General que se celebre con posterioridad a su aprobación.

Podrá ser modificado por la Junta General con la mayoría ordinaria y a propuesta del Consejo de Administración, que deberá presentar un informe justificativo de su propuesta.

Artículo 2º.- La Junta General de accionistas de Antena 3 de Televisión, S.A.

La Junta General de Accionistas es el órgano supremo deliberante, a través del que se manifiesta la voluntad social.

La Junta General, debidamente convocada, decidirá por mayoría sobre los asuntos que sean de su competencia por aplicación de lo dispuesto en la Ley o en estos Estatutos, y en especial acerca de los siguientes:

1. El nombramiento y la separación de Administradores
2. El nombramiento de los Auditores de Cuentas
3. La censura de la gestión social y la aprobación en su caso de las cuentas del ejercicio anterior, así como sobre la aplicación del resultado
4. El aumento y la reducción del capital social
5. La aprobación de los programas o de las operaciones sobre acciones propias
6. La emisión de Obligaciones
7. La modificación de los Estatutos Sociales
8. La disolución, la fusión, la escisión y la transformación de la Sociedad
9. Cualquier otro asunto que el Consejo de Administración decida someter a su consideración y decisión

Todos los socios, incluso los disidentes y los que no hayan participado en la reunión, quedan sometidos a los acuerdos de la Junta General, sin perjuicio del derecho legal de separación e impugnación.

El Consejo de Administración promoverá la participación informada de los accionistas en las Juntas Generales y adoptará cuantas medidas sean oportunas para facilitar que la Junta General de Accionistas ejerza efectivamente las funciones que le son propias conforme a la Ley y a los Estatutos Sociales.

Articulo 3º.- Página *web*

Con independencia de los anuncios que la sociedad debe de efectuar en diarios y en el BORME en cumplimiento de lo previsto en la Ley, la sociedad mantendrá abierta en internet una página *web* con el objeto de asegurar la transparencia de la actuación social y mejorar la cantidad, calidad, accesibilidad y universalidad de la información disponible sobre su actividad y gobierno.

En esta página *web* facilitará, al menos, la siguiente información:

1. Estatutos Sociales vigentes.
2. Reglamento del Consejo de Administración
3. Reglamento de conducta en materia del mercado de valores y otras normas de Gobierno Corporativo.
4. Composición del Consejo y de sus Comisiones.
5. Identificación de los accionistas con participaciones estables, directas e indirectas, y su representación en el Consejo, así como todos los pactos parasociales entre accionistas que sean de conocimiento de la sociedad, en conformidad con lo establecido por la Ley 26/2003, de 17 de julio.
6. Participaciones accionariales, directas o indirectas, de cada uno de los miembros del Consejo de Administración, que sean de conocimiento de la sociedad.
7. Hechos relevantes comunicados a la CNMV.
8. Información financiera periódica comunicada a la CNMV, correspondiente al ejercicio en curso y en los dos años anteriores.
9. Posición de autocartera y variaciones significativas de la misma.
10. Cuentas anuales e informe de gestión de los dos últimos ejercicios con el informe de los auditores externos.
11. Resumen de presentaciones a analistas financieros y a accionistas institucionales.

12. Convocatorias de las Juntas Generales e información relativa a las mismas, en los términos que se indican más adelante.
13. Acuerdos adoptados en la última Junta General celebrada.
14. Información sobre otros asuntos de interés relativos a los negocios de la sociedad.
15. Las contestaciones a las propuesta y sugerencias realizadas por los accionistas.
16. El acceso a la Oficina de Atención al Accionista, que deberá contar con los adecuados recursos humanos y materiales para los fines que le son propios y los que ocasional o regularmente pueda encargarle la Junta.

Cuando a juicio del Consejo de Administración la publicación de alguna información pudiera resultar perjudicial para los intereses sociales, podrá acordar la no inserción de dicha información en la página web. El Consejo de Administración podrá delegar esta facultad en alguno de sus miembros.

Artículo 4º.- Derechos conferidos a los socios

Todas las acciones confieren a su titular legítimo la condición de socio y le atribuyen los derechos reconocidos en la Ley y en estos Estatutos Sociales.

En los términos establecidos en la Ley, y salvo en los casos en ella previstos el accionista tendrá, como mínimo, los siguientes derechos:

1. El de participar en el reparto de las ganancias sociales y en el patrimonio resultante de la liquidación.
2. El de suscripción preferente en los supuestos de emisión de nuevas acciones o de obligaciones convertibles en acciones.
3. El de asistir y votar en las Juntas Generales de Accionistas, de conformidad con lo previsto en los Estatutos, y el de impugnar los acuerdos sociales.
4. El de información, para conocer el estado y la situación de la Sociedad.

La Sociedad podrá emitir acciones sin derecho a voto, en las condiciones y con los límites y requisitos establecidos en la Ley.

Artículo 5º.- Paridad de trato

Salvo lo expresamente dispuesto en la Ley, los Estatutos Sociales, o el presente Reglamento, todos los accionistas tendrán idénticos derechos.

En ningún caso, las relaciones entre el Consejo de Administración y los accionistas institucionales o significativos podrá traducirse en la entrega a éstos de cualquier información que les pudiera proporcionar una situación de privilegio o ventaja respecto de los demás accionistas.

Artículo 6°.- Primacía del interés de los accionistas

El Consejo de Administración se abstendrá de proponer, informar favorablemente o llevar a cabo medidas de blindaje de su posición o de cualquier forma restrictiva de los derechos políticos de los accionistas o disuasorias de ofertas públicas de adquisición de acciones de la sociedad, en la medida en que ello pueda suponer disminuir en el mercado el valor de las acciones de la sociedad.

Capítulo Segundo. La Junta: Clases y convocatoria

Artículo 7°.- Clases de Junta General

Las Juntas Generales podrán ser Ordinarias y Extraordinarias.

La Junta General Ordinaria, previamente convocada al efecto, se reunirá necesariamente dentro de los seis primeros meses de cada ejercicio, para censurar la gestión social, aprobar en su caso las cuentas del ejercicio anterior y resolver sobre la aplicación de los resultados. También podrá adoptar acuerdos sobre cualquier otro asunto competencia de la Junta General, siempre que figure en su Orden del Día y que la Junta se haya constituido con la concurrencia de capital requerido por la Ley y los Estatutos Sociales.

Toda Junta que no sea la prevista en el apartado anterior, tendrá la consideración de Junta General Extraordinaria y se reunirá siempre que el Consejo de Administración lo estime conveniente para los intereses sociales.

Asimismo, la Junta General Extraordinaria se reunirá cuando lo soliciten por escrito accionistas titulares de, al menos, el cinco por ciento del capital social, expresando en la solicitud los asuntos que deben tratarse.

Las Juntas Generales, tanto Ordinarias como Extraordinarias, debidamente convocadas, quedarán válidamente constituidas de acuerdo con lo que exija la legislación vigente en cada caso, en atención a los asuntos que figuren en el Orden del Día.

TIMBRE DEL ESTADO

06/2003

5A7100740

ISABEL ESTAPE TOUS NOTARIO DE MADRID

Artículo 8º.- Convocatoria a instancias de los accionistas

El Consejo de Administración deberá convocar Junta General Extraordinaria cuando lo soliciten socios que sean titulares de, al menos, un cinco por ciento del capital social, expresando en la solicitud los asuntos a tratar en la Junta.

En este caso la Junta deberá ser convocada para celebrarse dentro de los treinta días siguientes a la fecha en que se hubiese requerido notarialmente a los Administradores para ello.

Los Administradores confeccionarán el Orden del Día, incluyendo necesariamente los asuntos que hubiesen sido objeto de solicitud.

Si la Junta General no fuera convocada por el Consejo de Administración, incumpliendo con su obligación de hacerlo, a petición de los socios y con audiencia legal del Consejo, podrá ser convocada por el Juez competente en el domicilio social que en su caso designará la persona que habrá de presidirla.

Artículo 9º.- Anuncios

La Junta General, salvo que expresamente se disponga otra cosa por la Ley, deberá ser convocada por el Consejo de Administración, por medio de anuncio publicado en el Boletín Oficial del Registro Mercantil (BORME) y en uno de los diarios de mayor circulación de la provincia donde radica la sede social de la Compañía, con, al menos, quince días de antelación a la fecha fijada para su celebración, o la antelación que las Ley o los Estatutos establecen para supuestos especiales.

Los anuncios deberán contener todas las menciones exigidas por la Ley, según los casos, y, en cualquier supuesto, expresarán el día, lugar y hora de la reunión en primera convocatoria y todos los asuntos que hayan de tratarse. En el anuncio podrá también hacerse constar la fecha en la que, si procediera, se reuniría la Junta en segunda convocatoria, por lo menos veinticuatro horas después de la primera. En el anuncio, el Consejo procurará señalar la fecha probable de celebración de la Junta, en primera o segunda convocatoria.

Las Juntas Generales no podrán deliberar ni discutir sobre asuntos que no estén comprendidos en el Orden del Día.

Sin perjuicio de lo dispuesto en este artículo tan pronto como el Consejo de Administración conozca la fecha probable de la celebración de la Junta, lo comunicará a través de la página *web*.

Capítulo Tercero. Derecho de asistencia, representación, orden del día y quórum de asistencia

Artículo 10º.- Derecho de asistencia

Podrán asistir a las Juntas Generales los accionistas titulares de acciones que representen como mínimo un valor nominal de 300 euros, siempre que las tenga inscritas a su nombre en el correspondiente registro de anotaciones en cuenta con cinco días de antelación a aquél en que haya de celebrarse la Junta General, y lo acrediten mediante la oportuna tarjeta de asistencia o certificado expedido por alguna de las Entidades participantes en la Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores o en cualquier otra forma admitida por la legislación vigente.

Sin perjuicio de lo anterior, los accionistas titulares de menor número de acciones podrán en todo momento delegar su representación en un accionista con derecho de asistencia a la Junta, así como agruparse con otros accionistas que se encuentren en la misma situación, hasta reunir las acciones necesarias, debiendo conferir su representación a uno de ellos. La agrupación deberá llevarse a cabo con carácter especial para cada Junta y constar por cualquier medio escrito que permita acreditarla.

Adicionalmente, el voto de las propuestas sobre puntos comprendidos en el orden del día podrá delegarse o ejercitarse por los accionistas mediante correspondencia postal, electrónica o por cualquier otro medio de comunicación a distancia que garantice debidamente la identidad del accionista, todo ello con arreglo a la legislación vigente en cada momento.

Cualquier modificación de los requisitos exigibles para el ejercicio del derecho de asistencias a la Juntas Generales deberá ser siempre objeto de acuerdo por la propia Junta General.

Los administradores de la Compañía deberán asistir a las Juntas Generales.

Por decisión del Presidente, las Juntas podrán grabarse en audio y en vídeo, por cualquier procedimiento tecnológico.

También corresponde al Presidente decidir sobre la asistencia de invitados, la difusión restringida de la Junta y la posible asistencia a la misma de profesionales de medios de comunicación.

Artículo 11º.- Tarjeta de asistencia

Para la admisión a las Juntas Generales de Accionistas, se entregará a cada Accionista que lo solicite y tenga derecho de asistencia, una tarjeta nominativa y personal, en la que

constarán las indicaciones que la Ley y los Estatutos señalen; dicha tarjeta podrá sustituirse por el oportuno certificado de legitimación expedido, a estos efectos, por la Entidad encargada o participante correspondiente, con arreglo a los asientos del Registro Contable.

Las tarjetas de asistencia se facilitarán a los accionistas a través de las entidades depositarias de la acciones en la forma usual y harán expresa mención a la información puesta a disposición de los señores accionistas así como de las propuestas que formula el Consejo de Administración, o en su caso otros accionistas, en relación con cada uno de los puntos del orden del día, con el fin de facilitar las instrucciones al representante cuando el accionista designe alguno para la asistencia a la Junta.

Artículo 12º.- Representación

Todo accionista que tenga derecho de asistencia podrá hacerse representar en la Junta General por medio de otra persona, aunque ésta no sea accionista, cumpliendo con los requisitos y formalidades exigidos por la Ley.

Tales requisitos no serán necesarios cuando el representante sea cónyuge, ascendiente o descendiente del representado; ni tampoco cuando aquél ostente poder general conferido en escritura pública con facultades para administrar todo el patrimonio que el representado tuviere en el territorio nacional. La representación es siempre revocable. La asistencia personal del representado a la Junta tendrá por sí misma el valor de revocación.

El Presidente y el Secretario de la Junta General gozarán de las más amplias facultades en Derecho para admitir el documento acreditativo de la representación, debiendo rechazar únicamente aquella representación que carezca de los mínimos requisitos imprescindibles, cuando además tales defectos resulten insubsanables.

Las solicitudes públicas de delegación del voto realizadas por el Consejo de Administración o por cualquiera de sus miembros deberán justificar de manera detallada el sentido en que votará el representante en caso de que el accionista no imparta instrucciones y, cuando proceda, revelar la existencia de conflictos de intereses.

Artículo 13º.- Orden del día

El Orden del Día de la Junta será claro y preciso, de forma que no haya duda sobre los asuntos que han de ser tratados y votados en la Junta.

Los accionistas podrán solicitar del Consejo de Administración la inclusión de asuntos en el Orden del Día. El Consejo de Administración decidirá sobre dicha inclusión, en razón al

interés general en los asuntos de que se trate y de las disponibilidades de tiempo y buen orden de la Junta General.

Artículo 14°.- Quórum de asistencia

Las Juntas Generales, Ordinarias o Extraordinarias, quedarán validamente constituidas en primera convocatoria cuando concurran a ella accionistas presentes o representados que posean al menos, el veinticinco por ciento del capital suscrito con derecho de voto.

En segunda convocatoria, será válida la constitución de la Junta cualquiera que sea el capital concurrente a la misma.

Para que la Junta General, Ordinaria o Extraordinaria, pueda acordar válidamente la emisión de obligaciones, el aumento o la reducción del capital, la transformación, fusión o escisión de la Sociedad y, en general, cualquier modificación de los Estatutos Sociales, será necesaria, en primera convocatoria, la concurrencia de accionistas presentes o representados que posean, al menos, el cincuenta por ciento del capital suscrito con derecho a voto. En segunda convocatoria será suficiente la concurrencia del veinticinco por ciento del capital de la Sociedad con derecho a voto.

En el caso de concurrir accionistas que representen menos del cincuenta por ciento del capital suscrito con derecho a voto, los acuerdos a que se refiere el párrafo anterior sólo podrán adoptarse válidamente con el voto favorable de los dos tercios del capital presente o representado en la Junta.

Capítulo Cuarto. Derecho de información

Artículo 15°.- Derecho de información

Los accionistas tienen derecho a la información precisa, completa y exacta sobre los asuntos que hayan de ser objeto de debate y decisión en la Junta General.

El Consejo de Administración promoverá la participación informada de los accionistas en las Juntas Generales y adoptará cuantas medidas sean oportunas para facilitar que la Junta General de Accionistas ejerza efectivamente las funciones que le son propias conforme a la Ley y a los Estatutos Sociales.

Artículo 16°.- Documentación a disposición de los accionistas

Las cuentas anuales, informe de gestión, e informe de los auditores de cuentas, estarán a disposición de los accionistas desde la fecha de la convocatoria de la Junta General Ordinaria.

En relación con cualquier otro punto del Orden del Día sometido a la Junta General Ordinaria o Extraordinaria de Accionistas, desde la fecha de la convocatoria, el Consejo de Administración pondrá a disposición de los accionistas:

1. La información exigida por la Ley
2. Las propuestas de acuerdo que vayan a ser formuladas por el Consejo en relación con los diferentes puntos del orden del día
3. Las propuestas que, en su caso, hubiesen formulado sobre dichos asuntos los accionistas, en los términos previsto en este Reglamento
4. La información adicional que el Consejo considere oportuno para el buen entendimiento de los asuntos incluidos en el orden del día

Cuando el Consejo así lo estime oportuno para preservar el interés social, podrá limitar la documentación que se pone a disposición de los señores accionistas. En ningún caso podrá ser objeto de limitación la información requerida por la Ley.

Artículo 17º.- Examen de la documentación

Los accionistas podrán examinar en el domicilio social la documentación puesta a su disposición a que se refieren los artículos anteriores.

Podrán asimismo solicitar el envío gratuito de la misma a su domicilio.

Lo dispuesto en el presente artículo se hará constar en la convocatoria de la Junta General.

El día de la celebración de la Junta se facilitará a los accionistas la documentación necesaria en el lugar de la reunión.

Artículo 18º.- Inserción en la página *web* y otros cauces de información

Salvo que el Consejo de Administración lo considerara inconveniente o perjudicial para el interés social, la información a que se hace referencia en los artículos anteriores se insertará en la página *web* de la sociedad.

El Consejo de Administración arbitrará los cauces adecuados para conocer las propuestas que puedan formular los accionistas en relación con la gestión de la compañía.

El Consejo, por medio de algunos de sus consejeros y con la colaboración de los miembros de la alta dirección que estime pertinentes, podrá organizar reuniones

informativas sobre la marcha de la compañía y de su Grupo, para los accionistas que residan en las plazas financieras más relevantes, de España y de otros países.
El Consejo de Administración establecerá igualmente mecanismos adecuados de intercambio de información regular con los inversores institucionales que formen parte del accionariado de la compañía.

Artículo 19º.- Solicitud singular de información

Hasta el séptimo día anterior al previsto para la celebración de la Junta, los accionistas podrán solicitar de los administradores, acerca de los asuntos comprendidos en el orden del día, las informaciones o aclaraciones que estimen precisas, o formular por escrito las preguntas que estimen pertinentes. Además, podrán solicitar informaciones o aclaraciones o formular preguntas por escrito acerca de la información accesible al público que se hubiera facilitado por la Sociedad la Comisión Nacional del Mercado de Valores desde la celebración de la última Junta General.
Los administradores estarán obligados a facilitar la información por escrito hasta el día de celebración de la Junta General.
Durante la celebración de la Junta General los accionistas de la sociedad podrán solicitar verbalmente las informaciones o aclaraciones que consideren convenientes acerca de los asuntos comprendidos en el orden del día y caso de no ser posible satisfacer el derecho del accionista en ese momento, los administradores estarán obligados a facilitar esa información por escrito dentro de los siete días siguientes al de terminación de la Junta.
Los administradores están obligados a proporcional la información solicitada al amparo de los dos apartados anteriores salvo en los casos en que, a juicio del Presidente, la publicidad de la información solicitada perjudique a los interese sociales
No procederá denegar la información cuando la solicitud esté apoyada por accionistas que representen, al menos, la cuarta parte del capital social.

Capítulo Quinto. Debate y votación de los asuntos sometidos a la Junta General. Acta de la Junta

Artículo 20º.- Presidencia de la Junta y formación de la lista de asistentes

El Presidente del Consejo de Administración, y, en su defecto, un Vicepresidente del mismo Consejo, por el orden que corresponda si fueran varios, presidirá la Junta General, sustituyéndoles, en caso de vacante, ausencia o enfermedad, el Consejero de mayor antigüedad en el nombramiento y, en caso de igual antigüedad, el de mayor edad.

Actuará de Secretario quien lo sea del Consejo y, en su defecto, un Vicesecretario, por el orden que corresponda si fueran varios, y en su defecto, el Consejero de menor antigüedad y, en caso de igual antigüedad el de menor edad.

El Consejo de Administración formará en la Junta la Mesa Presidencial.

Constituida la Mesa, y antes de entrar en el Orden del Día, se formará la lista de asistentes, expresando el carácter o representación de cada uno y el número de acciones propias o ajenas con que concurran. Al final de la lista se determinará el número de accionistas presentes o representados, así como el importe del capital de que sean titulares. Conforme a lo previsto en el Reglamento del Registro Mercantil, la lista podrá formarse mediante fichero o incorporarse en soporte informático.

Una vez formada la lista, el Presidente declarará si se han cumplido o no los requisitos exigidos para la constitución válida de la Junta. Las dudas o reclamaciones que surjan sobre estos puntos serán resueltas por el Secretario. Acto seguido, si a ello hubiere lugar, el Presidente declarará válidamente constituida la Junta.

Artículo 21°.- Intervención de los accionistas en la Junta

El Presidente dirigirá la reunión de forma que se efectúen las deliberaciones conforme al Orden del Día, y resolverá las dudas que se susciten sobre su contenido; concederá, en el momento que estime oportuno, el uso de la palabra a los accionistas que lo soliciten, y podrá retirarla cuando considere que un determinado asunto está suficientemente debatido, o que se dificulta la marcha de la reunión, o que no se encuentra incluido en el Orden del Día; indicará cuándo se ha de efectuar la votación de los acuerdos, y proclamará los resultados de las votaciones.

Durante toda la sesión estará a disposición de los accionistas en lugar visible una mesa en la que puedan inscribirse para el turno de palabra. Esa inscripción podrán hacerla por escrito con carácter previo a la sesión.

El Presidente decidirá si las intervenciones de los accionistas tienen lugar al finalizar el debate de cada punto o bien cuando todos ellos, o un grupo de ellos, hayan sido debatidos.

A solicitud de los accionistas intervinientes, constará en acta su intervención.

Artículo 22°.- Votación

La Junta General adoptará sus acuerdos con las mayorías de votos exigidos por la Ley o los Estatutos, emitidos por los accionistas presentes o representados.

Cada acción dará derecho a un voto, salvo que se trate de acciones sin voto, con arreglo a lo previsto en la Ley y en los Estatutos.

El Consejo de Administración informará al comienzo de la Junta del número de acciones representadas por los miembros del Consejo de Administración y del porcentaje de votos que representan sobre las acciones asistentes a la Junta.

El Presidente se asegurará de que los asuntos propuestos a la Junta se votan ordenada y separadamente.

El Presidente decidirá si la votación tiene lugar después de debatirse cada asunto o una vez debatidos todos ellos, pero siempre, en este último caso, con una votación separada para cada propuesta sometida a la Junta.

El Presidente decidirá el orden en el que se votan las diversas propuestas que pudiesen existir en relación con un determinado punto del Orden del Día. Aprobada la propuesta quedarán excluidas todas las que sean incompatibles con ella.

La votación se efectuará mediante mano alzada, si ello fuera necesario, pudiendo adoptarse los acuerdos por asentimiento general de la Junta, sin perjuicio de lo establecido en las disposiciones vigentes respecto de la necesidad de hacer constar en Acta la oposición de los accionistas, en su caso. Cuando así lo considerase oportuno, a su solo criterio o a solicitud de algún accionista, el Presidente podrá establecer otros sistemas de votación que garanticen la fidelidad del resultado.

El Consejo de Administración de la Compañía, tras los estudios e informes que considere pertinentes solicitar y analizar, propondrá a la Junta General sistemas de votación por medios electrónicos u otros procedimientos que sean admitidos en el futuro por la Ley.

Finalizada la votación, corresponde al Presidente declarar levantada la sesión.

Artículo 23°.- Conflicto de intereses

Cuando las transacciones de los accionistas significativos sean objeto de la decisión de la Junta General de Accionistas, el Consejo recomendará a los accionistas significativos afectados que se abstengan en la votación.

Artículo 24°.- Acta de la Junta y documentación de acuerdos

Las deliberaciones y acuerdos de la Junta General se harán constar en Acta, en la que figurarán, al menos, todos los datos exigidos por la Ley y el Reglamento del Registro Mercantil, así como las intervenciones de los señores accionistas que así lo hubiesen solicitado.

El Acta se firmará por el Presidente y el Secretario y, en su caso, por los interventores que hubiesen intervenido en su aprobación, de acuerdo con lo que se dispone en este artículo.

Los accionistas podrán solicitar copia del Acta o certificaciones de los acuerdos adoptados. Dichas copias, así como las certificaciones que de las mismas se expidan, serán autorizadas por el Presidente y el Secretario.

El Acta de la Junta podrá ser aprobada por la propia Junta a continuación de haberse celebrado ésta, y, en su defecto, y dentro del plazo de quince días, por el Presidente y dos interventores, uno en representación de la mayoría y otro por la minoría.

El Acta aprobada en cualquiera de estas dos formas tendrá fuerza ejecutiva a partir de la fecha de su aprobación.

Los Administradores podrán requerir la presencia de Notario para que levante Acta de la Junta y estarán obligados a hacerlo siempre que, con cinco días de antelación al previsto para la celebración de la Junta, lo soliciten accionistas que representen al menos el uno por ciento del capital social. Los honorarios notariales serán a cargo de la Sociedad. El Acta notarial tendrá consideración de Acta de la Junta. Lo dispuesto en este Reglamento no obligará ni condicionará la elaboración del Acta notarial.

Capítulo Sexto- **Elección de consejeros. Retribución del Consejo de Administración**

Artículo 25º.- Nombramiento de Consejeros

Los Consejeros serán designados por la Junta General o por el Consejo de Administración de conformidad con las previsiones contenidas en la Ley de Sociedades Anónimas y en los Estatutos sociales, previo informe de la Comisión de Nombramientos y Retribuciones.

Artículo 26º. - Designación de Consejeros externos

El Consejo de Administración procurará que la elección de los candidatos que proponga a la Junta para su designación o ratificación como Consejeros externos recaiga sobre personas de reconocida solvencia, competencia y experiencia, debiendo extremar el rigor en relación con aquéllas llamadas a cubrir los puestos de Consejeros independientes, previo informe de la Comisión de Nombramientos y Retribuciones.

Artículo 27°.- Retribución del Consejo de Administración

Las retribuciones de los miembros del Consejo de Administración por el desempeño de ese cargo deberán ser siempre objeto de aprobación por la Junta General de Accionistas incluyendo planes de opciones, planes de pensiones y cualquier otro tipo de retribución ya sea monetaria o en especie. Todas las retribuciones se detallarán en la Memoria Anual.

Artículo 28°.- Interpretación

Este Reglamento será interpretado de conformidad con la legislación mercantil vigente y los Estatutos Sociales, que prevalecerán en caso de discrepancia.

acreedores de las sociedades involucradas en la fusión disponen del derecho de oposición al acuerdo durante el plazo de un mes a contar de la última publicación del anuncio de fusión y de conformidad con los términos del artículo 166 de la Ley de Sociedades Anónimas.

Vigo, 23 de julio de 2003.–Los administradores de ambas sociedades Aldapabe, S. L.: Alfredo Lorenzo Zarandona. Distribuidora de Recambios y Maquinaria, S. A.: Augusto Abad Villaverde.–38.282. 1.ª 11-8-2003

ALFREDO ARROYO, S. L.

Por acuerdo del socio único, de fecha uno de julio de 2003, se acordó la cesión global de activos y pasivos a la sociedad cesionaria «Nadal Forwarding, Sociedad Limitada».

Los acreedores de la sociedad cedente y de la cesionaria tienen derecho a obtener el texto íntegro del acuerdo de cesión y a oponerse a la misma en las condiciones y con los efectos previstos para el caso de fusión.

Prat de Llobregat, 2 de julio de 2003.–El Órgano de Administración.–Fdo.: Jaume Altisent Ortega.–38.650.

AMPLIFÓN IBÉRICA, S. A.
Sociedad unipersonal
(Sociedad absorbente)

MIGUEL A. MONDÉJAR, S. L.
Sociedad unipersonal
(Sociedad absorbida)

Anuncio de fusión

Se hace público que, el día 30 de junio de 2.003, los socios de las respectivas sociedades intervinientes en la presente fusión, decidieron aprobar los balances de fusión cerrados a 31 de diciembre de 2.002, así como la fusión por absorción de la Sociedad Miguel A. Mondejar, Sociedad Limitada, Sociedad Unipersonal, por parte de Amplifón Ibérica, Sociedad Anónima, Sociedad Unipersonal, todo ello sobre la base del Proyecto de Fusión suscrito por los Órganos de Administración de las sociedades intervinientes y depositado en el Registro Mercantil de Barcelona y Málaga.

Se hace constar expresamente el derecho que asiste a los socios y acreedores a obtener el texto íntegro de los acuerdos adoptados y del Balance de fusión, así como el derecho de los acreedores a oponerse a la fusión durante el plazo de un mes desde la fecha del último anuncio del acuerdo de fusión.

Barcelona, 1 de julio de 2003.–El Secretario no Consejero del Consejo de Administración de Amplifón Ibérica, S.A.U. Don Luis Trepat Carbonell y El Administrador Único de Miguel A. Mondejar, S. L., Don Paolo Boffano.–38.838. 1.ª 11-8-2003

ÁNGEL CENDAL, SOCIEDAD LIMITADA
(Sociedad parcialmente escindida)

AUDIGAL, SOCIEDAD LIMITADA
(Sociedad parcialmente escindida)

AUCEN AUDITORES, SOCIEDAD LIMITADA
(Sociedad beneficiaria)

Anuncio de escisión

Se hace público que las Juntas Generales y Universales de socios de las citadas sociedades, celebradas todas ellas [illegible] de 2003, aprobaron, todas ellas por unanimidad, la escisión parcial de «Angel Cendal, Sociedad Limitada» y «Audigal, Sociedad Limitada», mediante la segregación de una parte de su patrimonio a favor de la entidad «Aucen Auditores, Sociedad Limitada», que adquiere por sucesión, a título particular, todos los derechos y obligaciones integrantes del patrimonio segregado, en los términos y condiciones del proyecto de escisión suscrito por los Administradores de las sociedades intervinientes y depositado en el Registro Mercantil de A Coruña. Se hace constar el derecho que asiste a los socios y acreedores de las sociedades participantes en la escisión a obtener el texto íntegro de los acuerdos adoptados y de los balances de escisión. Los acreedores de las sociedades indicadas pueden oponerse a la escisión en los términos establecidos en el artículo 166 de la Ley de Sociedades Anónimas, durante el plazo de un mes, contado a partir de la publicación del último anuncio de escisión.

Ferrol, 23 de julio de 2003.–El Administrador de «Aucen Auditores, Sociedad Limitada», «Angel Cendal, Sociedad Limitada», Angel Sánchez-Cendal Bermejo y de «Audigal, Sociedad Limitada», Juan Carlos López Fernández.–37.479. y 3.ª 11-8-2003

ANGLOFURESA, S. A.
Unipersonal

(En liquidación)

En cumplimiento de lo dispuesto en los artículos 263 y 275 de la Ley de Sociedades Anónimas, se hace público que el socio único de la compañía en fecha 17 de marzo de 2003, en el domicilio social de la compañía tomó entre otras la decisión de disolver y liquidar la sociedad aprobándose el siguiente balance de liquidación:

	Euros
Activo:	
Inmovilizado Material	635.492,17
Caja	6.432,29
Total Activo	641.924,46
Pasivo:	
Capital Social	60,10
Aportación Socio	20.484,39
Reservas	615.379,97
Provisión Gastos Liquidación	6.000,00
Total Pasivo	641.924,46

Madrid, 30 de junio de 2003.–El Liquidador Único, Don Andrés Gallardo García Nieto.–38.646.

ANTENA 3 DE TELEVISIÓN, S. A.

Convocatoria de junta general extraordinaria de accionistas

Por acuerdo del Consejo de Administración, se convoca Junta General Extraordinaria de Accionistas, que se celebrará, en primera convocatoria, el día 29 de agosto de 2003, a las 17:00 horas, en el domicilio social, en San Sebastián de los Reyes (Madrid), Avenida Isla Graciosa s/n, y, en su caso, en segunda convocatoria, el siguiente día 30 de agosto de 2003, a la misma hora y en el mismo lugar, a fin de deliberar y resolver sobre los asuntos comprendidos en el siguiente

Orden del día

Primero.–Modificación del valor nominal de las acciones y, en consecuencia, del artículo 5.º de los Estatutos sociales.

Segundo.–Modificación de los artículos 21 y 29 de los Estatutos sociales, relativos a la exigencia de un capital mínimo para asistir a la Junta General de accionistas, y al número mínimo y máximo de miembros del Consejo de Administración.

Tercero.–Modificación de los artículos 3, 7, 8, 10, 14, 17, 20, 23, 24, 25, 26, 27, 30, 31, 31 bis, 32, 33, 34, 35, 36, 37 y 38, incorporando los criterios vigentes en materia de normas para el gobierno corporativo de las sociedades anónimas cotizadas.

Cuarto.–Aprobación de un texto refundido de los Estatutos sociales, incluyendo las precedentes modificaciones acordadas por la Junta.

Quinto.–Fijación del número de Consejeros. Ratificación y designación de Consejeros.

Sexto.–Fijación del importe de la retribución de los Consejeros.

Séptimo.–Revocación del acuerdo vigente adoptado por la Junta General de accionistas en relación con la adquisición de acciones propias y adopción de un nuevo acuerdo sobre esta materia.

Octavo.–Aprobación del Reglamento de la Junta General de accionistas.

Noveno.–Informe y notificación del Reglamento del Consejo de Administración.

Décimo.–Delegación de facultades para formalizar, interpretar, subsanar y ejecutar los acuerdos adoptados por la Junta General de accionistas.

Intervención de Notario en la Junta:

El Consejo de Administración ha acordado requerir la presencia de Notario para que levante acta de la Junta, de conformidad con lo dispuesto en el artículo 114 de la Ley de Sociedades Anónimas en relación con los artículos 101 y 103 del Reglamento del Registro Mercantil.

Derecho de información:

El derecho de información de los accionistas será el previsto en el artículo 112 de la Ley de Sociedades Anónimas en su redacción dada por la Ley 26/2003, de 17 de julio. En particular, los accionistas de la Compañía tienen derecho a examinar y obtener en el domicilio social (o a solicitar que les sea remitida de forma inmediata y gratuita) copia de los documentos que en relación con los puntos primero, segundo, tercero y cuarto del orden del día van a ser sometidos a aprobación de la Junta, así como el Reglamento de la Junta General de Accionistas, al que se refiere el punto octavo.

Requisitos para la asistencia a la Junta General:

Teniendo en cuenta el proceso de transformación de la forma de representación de las acciones de la Sociedad en anotaciones en cuenta tendrán derecho a asistir a la Junta General de Accionistas tanto los accionistas que hubieran transformado ya sus títulos en anotaciones en cuenta y tengan las acciones inscritas en los correspondientes registros con cinco días de antelación al día en que se celebre la Junta General de Accionistas, como los que no lo hubieran hecho y tengan sus acciones inscritas en el Libro Registro de Acciones Nominativas, pudiendo acreditarse la adquisición de las acciones de quien aparezca en el Libro Registro de Acciones Nominativas como titular mediante la presentación del oportuno documento público. Todo accionista que tenga derecho a asistir podrá hacerse representar en la Junta por medio de otra persona, aunque no sea accionista, y ello en la forma y requisitos establecidos en el artículo 106 del texto refundido de la Ley de Sociedades Anónimas.

Nota: La Junta se celebrará, previsiblemente, en primera convocatoria.

San Sebastián de los Reyes, 31 de julio de 2003.–La Vicesecretaria del Consejo de Administración, Carmen Rodríguez Martín.–39.035.

Endesa rentabiliza sus desinversiones

Obtiene plusvalías de 702 millones de euros por la venta de inmuebles y de participaciones en Repsol y REE

MADRID.— Las arcas del grupo Endesa empiezan a recoger los resultados de su programa de desinversiones previsto en el Plan Estratégico 2002-2006. Una política a la que se han visto abocadas todas las eléctricas por la coyuntura económica. La eléctrica ha obtenido unas plusvalías brutas de 702 millones de euros en el primer semestre de este año por la venta del 3,01% de su participación en Repsol; del 7% de Red Eléctrica de España (REE) y de la liquidación de diversos inmuebles ya acordada en 2002.

Los «efectos positivos de estas desinversiones» no se han incluido en los resultados netos del primer semestre de 2003 (que se incrementaron un 4,7% hasta alcanzar los 876 millones de euros) «ya que se ha cancelado el fondo de comercio por el importe que le corresponde a Endesa de la plusvalía obtenida por Enersis», explicaron fuentes del grupo.

No obstante, en el apartado de otros gastos de explotación, Endesa sí registró los aproximadamente 350 millones de euros que obtuvo entre enero y junio de este año –71 millones más que en el mismo periodo de 2002– generados por otras actividades.

Estos gastos de explotación corresponden, por un lado, a las nuevas actividades incluidas en el negocio eléctrico español, fundamentalmente las centrales de ciclo combinado, la distribución de gas y la atención a los clientes minoristas que se han incorporado al mercado liberalizado, por importe total de 13 millones de euros, informa Efe.

Dentro de su política de desinversión de activos no estratégicos, Endesa inició en julio del año pasado la venta de inmuebles mediante subasta por Internet, que alcanzaron un valor de 4,6 millones de euros y generaron a la compañía unas plusvalías de 392.800 euros.

A finales de 2002, Endesa adjudicó a Vallehermoso (la inmobiliaria recientemente fusionada con Sacyr), a través de su filial patrimonial Testa Inmuebles en Renta, S.A., 12 inmuebles por un importe total de 358 millones de euros, lo que también supuso una plusvalía bruta de entorno a los 150 millones de euros.

Según explican fuentes de la compañía, este tipo de operaciones responde a la «racionalización operativa de espacio» acorde con el programa de reducción de costes que Endesa viene llevando a cabo desde 1997 y que supondrá la venta individual de otros inmuebles en el futuro tanto en España como en Iberoamérica y que alcanzan un importe entre los 6.000 y 7.000 millones de euros.

TRIBUNA | COMERCIO MUNDIAL

La próxima cita de la Organización Mundial de Comercio (OMC), que se celebrará en Cancún (México) del 10 al 15 de septiembre, intentará avanzar en las negociaciones comerciales y analizar posibles vías de solución

Perspectivas para Cancún

JUAN COSTA CLIMENT

Un sistema multilateral de comercio más fuerte y abierto es una apuesta segura para la estabilidad económica internacional. Para ello, hay que forjar sólidos lazos comerciales y afianzarlos a través de reglas jurídicamente vinculantes que promuevan el crecimiento económico mundial.

La próxima reunión de los representantes de los 146 países pertenecientes a la Organización Mundial de Comercio (OMC), que se celebrará en Cancún (México) del 10 al 15 de septiembre, servirá para cerrar el ciclo de la llamada *ronda del desarrollo* (Ronda de Doha, 2001) que pretende un comercio más libre e integrador de los países menos desarrollados. En esta cita, España y la Unión Europea (UE) trabajarán decididamente para asegurar la transparencia de las reglas en los intercambios internacionales y contribuir a reforzar el comercio como instrumento de desarrollo económico y social de todos los países.



S. Panitchpakdi, director de la OMC / REUTERS

En Cancún se revisarán 20 cuestiones comerciales, entre las que destacarán las negociaciones en agricultura para mejorar el acceso a los mercados y la reducción de las subvenciones a la exportación y las ayudas internas que distorsionan el comercio. Es importante que todos los países hagan un esfuerzo equivalente para garantizar el adecuado equilibrio entre un desarrollo sostenible de nuestros respectivos medios rurales y la apertura de los mercados.

No hay que olvidar que Europa es el máximo importador de productos agrícolas y que, en los últimos meses, ha hecho un esfuerzo significativo para adaptar la Política Agrícola Comunitaria (PAC) a las necesidades reales de la agricultura europea. Esta reforma, basada en principios como la conservación del medioambiente, la seguridad de los alimentos o el respeto a los animales entre otros, aumenta la calidad de los productos que consumen los europeos y refuerza los mecanismos de apoyo a la agricultura europea.

En cuanto a las negociaciones sobre acceso al mercado para productos no agrícolas, se pretende avanzar en la eliminación de aranceles, que mejorará los niveles de comercio internacional, facilitará la penetración de productos en terceros mercados y promoverá oportunidades de crecimiento para los países menos avanzados, donde casi las tres cuartas partes de su comercio se basa en este tipo de manufacturas. La UE ha ofrecido la casi eliminación de aranceles en calzado y textiles siempre que tenga carácter recíproco, elemento esencial para garantizar un comercio más equilibrado y transparente de este tipo de productos.

En el apartado de Servicios, la UE pretende que la mejora en las condiciones de intercambio se realice de manera equilibrada, respetando la esencia del modelo social europeo. Los servicios representan una parte muy importante del Producto Interior Bruto (PIB) comunitario e internacional y están contribuyendo decididamente al crecimiento de los países en vías de desarrollo. En esta materia la Comisión Europea no ha hecho peticiones ni ofertas en servicios públicos, culturales y audiovisuales y se espera que el resto de los miembros presenten sus ofertas.

En cuanto a las reglas comerciales, el objetivo de las negociaciones es aclarar y mejorar las disposiciones sobre *antidumping*, subvenciones y medidas compensatorias, incluidas las subvenciones a la pesca. En ésta, la posición española ha logrado que, en la Declaración de Doha, se hagan referencias cruzadas entre el mandato de reglas y el de medio ambiente.

En Cancún, será imprescindible buscar soluciones para los problemas de los países con insuficiente capacidad de fabricación de medicamentos, esenciales para hacer uso de las licencias obligatorias con arreglo a los compromisos de los Acuerdos sobre los Aspectos de los Derechos de la Propiedad Intelectual relacionados con el Comercio (ADPIC). Sin duda el objetivo de todos es que la población mundial que sufre infecciones como el SIDA, la tuberculosis o la malaria pueda acceder a los medicamentos necesarios, y España y la UE van a trabajar decididamente en conseguir una solución inmediata.

Asimismo, resulta importante para nosotros lograr un acuerdo sobre el registro de indicaciones geográficas de vinos y licores y la posible extensión de su protección adicional a otros productos, en especial a los de interés de los países en desarrollo. Así se garantizaría la difusión internacional de productos autóctonos de calidad y la penetración de productos de países menos avanzados en todos los mercados. Sin embargo, sigue existiendo una gran oposición de los países de América y Oceanía a que tenga carácter obligatorio y surta efectos legales.

Otro punto clave en la reunión de Cancún será el Tratamiento Especial y Diferenciado, y la aplicación que otorgará a los países en desarrollo unas condiciones más favorables para acceder a los mercados y para la utilización de las reglas comerciales. Es necesario que se ofrezca un paquete razonable de estas disposiciones para reforzar la presencia internacional de los países en desarrollo.

No hay que olvidar que la OMC ha asumido un compromiso sin precedentes para la prestación de asistencia técnica y la creación de capacidad institucional de los países en desarrollo, imprescindible para que se puedan ejercer los derechos y cumplir con las obligaciones que se derivan de la OMC, así como beneficiarse de la mejora del acceso a los mercados que finalmente se acuerde.

Cancún será una ocasión única para que los ministros de los países miembros hagan balance de los progresos de las negociaciones y adopten decisiones. Si se alcanzan acuerdos en materia de acceso a los medicamentos y concesiones de Trato Especial y Diferenciado a los países en desarrollo, supondrá un impulso al comercio internacional y, en especial, al de los países en desarrollo; se reforzará la confianza en el sistema multilateral de comercio y se encauzarán las tensiones existentes entre los miembros de la OMC.

Juan Costa Climent es secretario de Estado de Comercio y Turismo.

TIMBRE DEL ESTADO

06/2003

5A7100746

ISABEL ESTAPE TOUS - NOTARIO DE MADRID - NIHIL PRIUS FIDE

ES COPIA DE SU ORIGINAL, con el que concuerda y al que me remito, y la expido para la Sociedad, en quince folios, el presente que signo, firmo, rubrico y sello y los catorce anteriores correlativos en orden y de la misma serie, en MADRID el mismo día de su otorgamiento. DOY FE. ----------------------

FE PÚBLICA NOTARIAL - CONSEJO GENERAL DEL NOTARIADO ESPAÑOL - NOTARIADO EUROPA - NIHIL PRIUS FIDE - 00363048

03 SEP 30 AM 7:21

Appointments and replacements of representatives by Directors of A3TV between 1st January 2002 and 15th September 2003

The company GESTORA DE MEDIOS AUDIOVISUALES FÚTBOL, S.L.U. appointed Mr. Juan Kindelán Jaquotot as representative to hold the office of Director of A3TV.
Deed dated 17th January 2002 granted before the Notary Public of Madrid, Mr. Emilio Recoder de Casso, under number 56 of his official records.

The company TELEFÓNICA MEDIOS DE COMUNICACIÓN, S.A.U. replaced its representative as Director of A3TV, Mr. Eduardo Alonso Conesa, by Mr. Ernesto Sáenz de Buruaga Bustamente.
Deed dated 29th April 2002 granted before the Notary Public of Madrid, Mr. Emilio Recoder de Casso, under number 517 of his official records.

The company TELEFÓNICA MEDIOS DE COMUNICACIÓN, S.A.U. replaced its representative as Director of A3TV, Mr. Ernesto Sáenz de Buruaga Bustamente, by Mr. Eduardo Alonso Conesa.
Deed dated 21st June 2002 granted before the Notary Public of Madrid, Mr. Emilio Recoder de Casso, under number 793 of his official records.

The company RTL GROUP COMMUNICATION, S.L.U. appointed Mr. Nicolás Abel Bellet de Tavernost as representative to hold the office of Director of A3TV.
Certificate dated 24th June 2002 issued by the Notary Public of Luxembourg, Mr. Reginald Neuman.

The company GRUPO ADMIRA MEDIA, S.A.U. replaced its representative as Director of A3TV, Mr. Luis Blasco Bosqued, by Mr. Emilio Gilolmo López.
Deed dated 4th July 2002 granted before the Notary Public of Madrid, Mr. José Marcos Picón Martín, under number 1.376 of his official records.

The company GESTORA DE MEDIOS AUDIOVISUALES FÚTBOL, S.L.U. replaced its representative as Director of A3TV, Mr. Juan Kindelán Jaquotot, by Mr. Eduardo Sanfrutos Gambín.
Deed dated 4th July 2002 granted before the Notary Public of Madrid, Mr. José Marcos Picón Martín, under number 1.379 of his official records.

The company TELEFÓNICA MEDIA INTERNACIONAL Y DE CONTENIDOS, S.A.U. replaced its representative as Director of A3TV, Mr. Luis Abril Pérez, by Mr. Pedro Ramón y Cajal Agüeras.
Deed dated 16th October 2002 granted before the Notary Public of Madrid, Mr. José Marcos Picón Martín, under number 2082 of his official records.

The company RTL GROUP, S.A. appointed Mr. Thomas Hesse to replace Mr. Didier Bellens as its representative to hold the office of Director of A3TV.
Certificate dated 8th April 2003 issued by the Notary Public of Sanem, Luxembourg, Mr. Jean-Joseph Wagner.

The company TELEFÓNICA MEDIOS DE COMUNICACIÓN, S.A. has replaced its representative as Director of A3TV, Mr. Eduardo Alonso Conesa, by Mr. Pedro Antonio Martín Marín.
Deed dated 22nd April 2003 granted before the Notary Public of Madrid, Mr. Emilio Recoder de Casso, under number 568 of his official records.

The company RTL GROUP, S.A appointed Mr. Thomas Rabe to replace Mr. Thomas Hesse as its representative to hold the office of Director of A3TV.
Certificate dated 24th June 2003 issued by the Notary Public of Sanem, Luxembourg, Mr. Jean-Joseph Wagner.

DOCUMENTATION RELATED TO THE SHAREHOLDERS' GENERAL MEETINGS OF A3TV HELD IN 2003 AND 2003

Shareholders' Extraordinary General Meeting held on 5th March 2002

- Summons
  - Diario Expansion
  - Ad inserted in the Official Gazette of the Mercantile Registry
- Proposal for the Full Text of the Resolutions of the Board of Directors
- Report of the Board of Directors on the expansion of the corporate object of Antena 3 TV
- Publication of the agreement for the Expansion of the corporate object.
  - Ad inserted in Diario Expansion and ABC.

36 Europ.Equity Grow.B	—	-5,94	-0,26	4,11		-/-	36.218	1,25	Morgan Stanley
37 Arcalia Bolsa	-5,35	-5,94	3,31	6,03	15,28	2/-	39.984	2,15	Arcalia Inversiones
38 MS Euro Acciones	3,51	-5,98	-1,67	3,54	16,57	4/-	161.554	1,90	Morgan Stanley
39 General Bolsa	-20,18	-6,21	2,38	5,49	16,59	-/-	5.824	2,38	Prival Bank Patrim.
40 JPMF Eur Sel L Cap B-EUR	0,31	-6,25	-1,37	3,13	16,38	-/-		1,30	JPMorgan Fleming
41 Previbolsa	5,26	-6,27	-1,54	4,45	18,64	4/-	92.996	0,30	Morgan Stanley
42 MST European Fund	0,57	-6,32	-0,05	3,63	17,29	4/A	1.097.308	1,20	Merrill Lynch Investment
43 CS E.Euro Blue Chips	-5,16	-6,39	-1,80	3,62	14,67	2/-	1.444.099	1,92	Credit Suisse Asset M.
44 Oyster European Quality G	—	-6,44	0,50	2,11		-/-		1,50	OYSTER
45 Euro Equity B	—	-6,44	1,80	3,61		-/-	294.337	1,25	Schroder Inv. M.
46 JPMF Eur Sel L Cap A-EUR	-0,80	-6,53	-1,36	3,18	16,39	3/-		1,70	JPMorgan Fleming
47 BIF European Equity	—	-6,62	0,13	4,64	19,74	-/-	164.050	0,70	Barclays F.
48 CL Bolsas Europeas	—	-6,63	1,66	3,54		-/-	9.004	2,30*	Caja Laboral G.
49 ACMGI European Growth A	—	-6,75	2,30	5,57		3/-	123.957	0,10	ACM Interna.
50 UBS Eq. Fund Europe	—	-6,79	-1,05	3,70	16,13	-	1.120.128	1,80	UBS España
51 SMB Bolsa 1	-12,16	-6,80	-1,25	3,40	16,64	1/-	60.388	1,70	Bansabadell I.
52 ACMGI European Grth C2	—	-6,84	2,16	5,51	15,94	-/-	597	1,10	ACM Interna.
53 Newton Contl.Europ.	6,72	-6,89	1,22	3,82	17,46	1/-	922.063	2,00	Mellon Global Investmts
54 AMF European Equity	—	-7,10	-1,32	4,15		-	4.377	1,60	Union Invest. F. Mngmt
55 Mellon N. Cont. E.	—	-7,21	1,35	3,61		-/-	572.509	2,00	Mellon Global Investmts
56 Segurfondo Dinamico Europ	—	-7,32	-1,95	3,57		-/-	18.465	1,20	Inverseguros G.
57 CB Europe Basket (N)	—	-7,33	-1,24	—		-	288.160	1,80	AFINA Indices Commerzb.
58 UFKBL Noveurope	—	-7,41	-1,77	3,53		-	22.749	1,60*	Urquijo Grupo KBL
59 European Equity P	6,20	-7,44	-0,89	3,83	16,73	4/AA		1,00	ING Inv.Manag.(Cl.P)
60 ACMGI European Grwth B	—	-7,53	2,16	5,51	16,27	3/-	148.603	0,10	ACM Interna.
61 BBVAL European Equity	3,71	-7,61	-1,72	3,82	15,07	-		1,75*	BBVA Gestinova Capital
62 European Market C. -A	0,87	-7,67	-1,62	2,95	17,28	4/-	233.825	1,25	Schroder Inv. M.
63 Madrid Bolsa Europea	-7,79	-7,72	-1,72	2,86	16,47	1/-	92.195	1,92*	Gesmadrid S.A.
64 Bankpyme Eurotop	-5,91	-7,83	-2,37	3,17	14,17	2/-	4.968	1,45*	Bankpyme
65 BK Bolsa Europa	-14,32	-7,90	-2,01	3,65	15,19	1/-	151.702	1,90*	Gesbankinter
66 Urquijo Eurobolsa 50	-2,12	-7,91	-1,25	3,37	15,64	-	34.886	1,40	Urquijo G.
67 European Equity X	—	-8,00	-0,92	3,81	19,36	-/AA		1,70	ING INV.MANAG. (CL.X)
68 C.Ing. In. Europ.O.J	-4,91	-8,07	-3,53	3,55	15,60	2/-	19.919	2,65	Crediges S.A.
69 European Market C. -B	—	-8,22	-1,73	2,90	17,14	4/-	55.284	0,00	Schroder Inv. M.
70 Ibercaja Bolsa Europa	-5,89	-8,26	-1,47	4,05	17,32	2/-	64.597	1,90*	Ibercaja Gestión S.A.
71 CB European Equity (N)	—	-8,64	-2,06	2,73		-/-	9.104	2,08	AFINA, G. Commerzbank
72 JB Europe Leading Stock B	—	-8,66	-1,40	3,73		3/-		1,60	Julius Baer Inv. Funds
73 JB Europe Stock B	—	-8,68	-1,03	3,94		3/-		1,60	Julius Baer Inv. Funds
74 Sant. Acciones Europeas	-4,98	-8,91	-1,60	3,87	16,15	2/-	299.377	2,00*	SCH Gestion
75 CAN Euronavarra	-1,82	-8,94	-1,29	3,72	16,26	3/-	26.933	2,40	Gesnavarra
76 Barclays Bolsa Europa	-3,87	-8,98	-1,46	3,68	16,06	2/-	206.180	1,75*	Barclays F.
77 CS IndexMatch EuroStoxx50	—	-9,03	-2,57	4,64		-/-	1.145.697	0,80*	Credit Suisse Asset M.
78 WLB Compass European Eqty	-0,67	-9,14	-1,15	2,68	17,04	-	13.973	0,75*	WestAM
79 BBVA Crecimiento Europa	-0,49	-9,40	-1,70	4,68	24,97	3/-	332.091	2,10*	BBVA Gestión
80 BSN BANIF RV Europea	0,38	-9,42	-1,30	3,93	16,67	-/-	15.520	0,85*	BSN BANIF
81 Ejecutivos Eurofond	-6,20	-9,43	-0,95	3,62	17,15	2/-	3.017	2,15	Inversafei
82 Parvest Europe	-3,92	-9,72	3,60	3,04	15,24	2/-	516.004	1,50	BNP-PARIBAS A. Mgmt.
83 Euro Equity EUR C	—	-9,76	-1,23	3,33		-		1,75*	Dresdner Asset M.
84 JPMF Europ Str Grw A-EUR	—	-9,82	0,00	2,01		-/A		1,50	JPMorgan Fleming
85 Fondega Global	-21,43	-9,86	-1,91	3,20	13,44	1/-	15.175	2,38	Urquijo G.
86 Safei Europa	0,34	-9,88	-0,70	3,20	17,10	3/-	83.791	1,90	Inversafei
87 SCH Acc. Europeas	—	-10,19	-1,42	3,75		-/-	78.486	0,50*	SCH Gestion
88 Pan European Eq. EUR C	—	-10,23	-0,56	2,64		-		1,75*	Dresdner Asset M.
89 Fonbilbao Eurobolsa	-6,87	-10,25	-2,58	4,30	16,14	2/-	39.824	1,90	Seguros Bilbao
90 Parvest Europe (L)	—	-10,41	-2,18	2,99		-/-	516.004	1,50*	BNP-PARIBAS A. Mgmt.
91 European E. Gdp Wld-A	2,26	-10,62	-0,91	3,34	19,84	4/AA	121.046	1,25	Schroder Inv. M.
92 S.F. Equities Europe	-9,61	-10,66	-0,61	3,40	16,06	1/-	48.217	1,00	SGAM Sog. Fund Equitie
93 BSN BANIF Acciones Europ	-29,92	-10,75	-1,37	3,87	17,19	1/-	39.534	2,40*	BSN BANIF
94 Ubam-European Equity	-12,91	-10,78	-2,75	4,03	17,04	-	90.914	1,60	Ubam
95 Mellon N. Pan-Europ.	—	-10,80	-1,19	2,13		-/-	142.072	2,00	Mellon Global Investmts
96 Fondmा. Bolsa Europa	-4,09	-10,81	-2,99	3,13	18,35	3/-	126.466	2,45*	Mapfre Inv.
97 A. Corp. Eurofondo	-12,11	-10,85	-4,30	1,11	20,69	2/-	60.918	2,10*	Ahorro Corp. Gestion
98 Newton Pan-Euro.	34,77	-10,85	-1,30	2,35	21,37	5/-	228.816	2,00	Mellon Global Investmts
99 LIP Euro Equity	-5,03	-10,91	0,07	4,04	16,33	2/-		1,50	Lloyds Tsb Bank
100 European E. Gdp Wld-B	—	-11,15	-1,04	3,24	19,79	4/AA	68.336	0,00	Schroder Inv. M.
101 Dexia Eq L. Euro 50	2,41	-11,16	-2,11	4,01	19,71	3/-		1,00	Iberagentes G. C. (Dexia)
102 Oyster Europe Value B	5,85	-11,16	2,58	3,54	17,21	3/-		1,60	OYSTER
103 KutxaValorEURO	-13,45	-11,23	-2,50	-0,14	17,01	1/-	120.300	2,65*	Kutxagest
104 Sabadell Acciones Europa	—	-11,42	-0,77	4,05		-/-	159.652	0,10	Bansabadell I.
105 DB Europa B.	-11,14	-11,45	-0,06	4,73	22,24	2/-	215.153	2,10	Deutsche Bank G.
106 CAF Euro Stocks	4,96	-11,60	0,26	4,10	20,64	-	244.429	1,25	Credit Agricole Fondos
107 Behavioural Fin Europe	—	-11,65	1,24	3,39		-/-	3.054	1,50*	ABN-AMRO Funds
108 Giroborsa	-29,21	-11,76	-3,08	3,75	15,45	1/-	3.332	2,40	Gesgirona
109 Fondonorte Eurobolsa	-11,31	-12,15	-1,28	4,49	18,92	1/-	23.683	2,08	GesNorte
110 BNP Bolsa Europea	-0,88	-12,15	-3,33	3,50	17,63	4/-	52.441	1,93	BNP Paribas Gest. de Inv.
111 BBVA Oportunidades Europa	36,09	-12,18	-2,75	4,01	35,19	4/-	191.193	2,35*	BBVA Gestión
112 Banesto Bolsas Europ.	-14,26	-12,33	-3,38	4,22	17,65	1/-	101.717	2,35*	Banesto
113 Sabadell Europa Bolsa	-23,28	-12,37	-1,07	3,71	17,95	1/-	158.746	2,00	Bansabadell I.
114 Zurich Euroacciones	—	-12,45	-1,12	3,69		-	4.917	2,05	Bansabadell I.
115 CAF Europe Sector Selec.	—	-12,61	1,10	4,04		-	113.062	1,30	Credit Agricole Fondos
116 CB Europ.Growth Eq.(N)	—	-12,62	-1,46	2,29		-/-	2.961	2,08	AFINA G. Commerzbank
117 Acc. Europa Crecimiento	—	-12,82	-3,60	3,84		-/-	167.179	1,35*	ABN-AMRO Funds
118 BSN BANIF Oportu.Europeas	-11,39	-12,92	3,88	4,31	16,05	2/-	4.672	2,40*	BSN BANIF
119 Sant. Euroacciones	-22,91	-12,92	-3,47	4,15	17,14	1/-	148.852	2,50*	SCH Gestion
120 Oyster Europe Value A	—	-13,17	1,95	3,46		-/-		0,00	OYSTER
121 AmEx-Epic A Euro Eqty	—	-13,25	-0,35	3,25	17,73	3/AA	136.034	1,25*	American Express Funds
122 BSN BANIF Acciones Euro	-16,71	-13,33	-3,56	4,17	17,54	1/-	132.729	1,80*	BSN BANIF
123 BSN BANIF RV Española	-15,57	-13,55	-1,15	5,92	19,00	2/-	71.367	0,85*	BSN BANIF
Mellon Pan Europ Eq EUR A	—	—	—	—			0	2,00	Mellon Global Investmts
F Eur SMCGwth EUR A acc	—	—	—	—				1,00	Franklin Templeton I. F.
F Eur SMCGwth EUR BXa	—	—	—	—				1,00	Franklin Templeton I. F.

Europa (Centro&Este)

1 CS Equity Eastern Europe	51,24	41,99	13,53	4,41	31,05	3/-	119.532	1,92	Credit Suisse Asset M.
2 UniEasternEurope	—	41,88	22,63	9,23	31,37	-	152.902	1,77	Union Invest. F. Mngmt
3 JPMF Em Europe Eq A-USD	57,22	41,82	20,06	7,26	34,64	-/A		1,50*	JPMorgan Fleming
4 S.F.Eq. Eastern Europe	—	39,33	17,45	5,90	29,44	3/-	31.494	1,50	SGAM Sog. Fund Equitie
5 CB Europ.Em.Mkt Eq. (N)	—	36,57	15,78	6,39		-/-	1.151	2,22	AFINA G. Commerzbank
6 Acciones Europa Este	58,38	35,19	14,53	3,74	30,08	3/-	196.374	1,50	ABN-AMRO Funds
7 Emerging Europe A	—	31,98	6,80	1,78		-/-	357	1,50	Schroder Inv. M.
8 JPMF East Europe Eq A-EUR	49,21	31,12	16,69	5,26	31,03	-/-		1,50*	JPMorgan Fleming
9 Emerging Europe B	—	30,36	6,65	1,68		-/-	7.575	2,10	Schroder Inv. M.
10 MST Emerging Europe	39,89	29,61	10,26	2,11	33,19	2/-	204.538	1,55	Merrill Lynch Investment
11 Emerging Europe Eq.-P-	—	28,86	16,54	4,65		-/-		1,50	ING Inv.Manag.(Cl.P)
12 Emerging Europe Eq.-X-	—	28,44	16,48	4,67		-/-		1,85	ING INV.MANAG. (CL.X)
13 Eurovalor Europa del Este	—	26,85	15,35	4,66		-/-	4.191	1,50	Sogeval S.A.
14 Eastern European Growth	76,42	24,87	13,43	4,59	28,37	2/-	9.996	0,00	Com Union Lux.
15 CAF Eastern Europe	86,62	24,33	15,72	3,91	29,21	-	3.494	1,25	Credit Agricole Fondos
16 UBS Eq. F. Central Eur	26,41	21,73	13,41	3,81	27,82	-	93.424	2,34	UBS España
17 Euro-Convergence	—	20,47	10,67	3,03		-/-	37.092	1,40	Sogecapital SGIIC/SGAM
18 Eastern European Sub-Fd.	30,51	19,12	13,71	4,67	26,77	-/-		0,00*	Nomura Ass. Mgment. UK
19 Renta 4 Europa Este	—	18,98	11,69	3,40		-/-	4.097	1,47	Renta-4 Gestora
20 T Eastern Europe	86,65	18,03	11,10	3,03	28,20	-	51.320	1,75	Franklin Templeton I. F.
21 JPMF Europ Conv Eq A-EUR	—	17,14	13,63	3,77		-/-		1,50*	JPMorgan Fleming
22 SCH Emergentes Europa	—	16,09	13,29	2,58		-/-	8.344	2,10*	SCH Gestion
23 WLB Compass Europ Converg	11,75	15,21	15,21	5,59	28,16	-	10.581	1,00*	WestAM
24 Parvest East.Europe	21,18	7,99	12,99	4,14	28,42	1/-	36.472	1,50*	BNP-PARIBAS A. Mgmt.
25 Parvest East Europe (L)	—	7,17	12,81	4,08		-/-	36.472	2,25*	BNP-PARIBAS A. Mgmt.
26 Parvest New Europe	—	0,35	7,94	1,73		-/-	11.952	1,50*	BNP-PARIBAS A. Mgmt.
27 Parvest New Europe (L)	—	-0,40	7,17	1,67		-/-	11.952	1,50*	BNP-PARIBAS A. Mgmt.
28 Parvest Contin. Europe	—	-10,86	-0,05	3,27		-/-	10.810	1,50	BNP-PARIBAS A. Mgmt.
29 Parvest Continental E.(L)	—	-11,53	-0,20	3,21		-/-	10.810	1,50*	BNP-PARIBAS A. Mgmt.
Robeco Eastern Europ.Eq.	—	—	12,65	3,45		3/-		2,00	Robeco
PTF Eastern Europe R	—	—	11,91	3,36		4/-	241.958	2,50*	Pictet Funds
Eastern European Equity A	—	—	2,01	0,15	30,77	2/-		1,50	Pioneer Investments
CAM Europa Convergente	—	—	1,98	1,15		-/-	3.084	1,85*	Gestimed
Eastern European Equity C	—	—	0,92	0,00	30,79	-/-		1,50	Pioneer Investments
T Eastern Europe BX acc	—	—	2,66				858	1,60	Franklin Templeton I. F.
VF-Eastern Europ. Eq.	—	—	—					1,33	Vontobel Investment Funds

Europa (Mediterraneo)

1 Parvest Southern Europ	—	-13,54	0,58	6,32		-/-	83.426	1,50*	BNP-PARIBAS A. Mgmt.
2 Parvest Southern Europ(L)	—	-14,20	0,42	6,25		-/-	83.426	1,50*	BNP-PARIBAS A. Mgmt.

Europa sin Reino Unido

1 CDC Europe Equities I	—	-6,03	-0,80	3,73	18,20	-/-		1,00	CDC IXIS Asset Mgmt
2 CDC Europe Equities R	—	-6,49	-0,90	3,69	18,20	5/AA		1,50	CDC IXIS Asset Mgmt
3 CitiEq.Contl.Europe-A	12,52	-7,52	0,13	4,59	18,47	3/-	210.682	1,15	Citigroup Asset M.
4 Citieq. Contl.Europe-C	—	-8,22	-0,04	4,51		-/-	37.147	2,25	Citigroup Asset M.
5 WLB Compass Euro Equity	12,14	-9,56	-1,29	4,19	20,08	-	33.773	0,75*	WestAM
6 CB Euro Stoxx 50 Bskt (N)	—	-10,22	-2,26	—		-	72.371	1,60	AFINA Indices Commerzb.
7 Continental European A	9,58	-11,03	-0,39	4,22	26,27	3/-	211.111	1,70	Invesco
8 European E Fund	—	-12,33	-1,20	3,77	31,85	-	147.619	0,75	Aegon Asset Management
9 AEGON Europe Tactical	—	-13,42	-2,35	5,26	37,28	-	114.916	1,25	Aegon Asset Management
10 S.F.Equities Euro AC	—	-14,52	-0,70	-4,29		-/-	140.675	1,50	SGAM Sog. Fund Equitie
Gartmore Contl Eur A	—	—	0,00	4,76		-/AA	287.758	1,50	Gartmore Sicav
RSAIM Continental Europ.	—	—	-0,87	4,38				1,50	Royal & SunAlliance
Euroland Equity A	—	—	-0,97	4,90		-/-		1,50	Pioneer Investments
Euroland Equity C	—	—	-0,98	4,94		-/-		1,50	Pioneer Investments
Mellon Contin Europ EUR A	—	—	—	—			134	2,00	Mellon Global Investmts

Francia

1 France E Fund	—	-4,50	8,17	8,50	18,78	-/-		2,25	Fidelity Investments E
2 Emil France I.P.	11,51	-10,85	-2,09	5,02	18,93	-/-		0,75	BBVA Gestinova Capital
3 French Growth	9,81	-11,29	0,40	5,28	19,77	3/-	8.490	1,25*	Com Union Lux.
4 France Fund	17,71	-11,87	-0,55	—	19,21			1,50	Fidelity Investments A
5 Dexia Eq L. France	8,94	-12,54	-1,73	3,82	18,63	2/-		1,00	Iberagentes G. C. (Dexia)
6 CB France Basket (N)	—	-12,73	0,03	—			249.187	1,80	AFINA Indices Commerzb.
7 CAF France	1,99	-14,35	0,28	3,47	20,32		30.259	1,25	Credit Agricole Fondos
8 Parvest France	6,74	-14,65	-2,41	3,53	18,83	2/-	397.867	1,50	BNP-PARIBAS A. Mgmt.
9 Parvest France (L)	—	-15,29	-2,56	3,46		-/-	397.867	1,50*	BNP-PARIBAS A. Mgmt.
10 CS Equity France	6,84	-15,51	-3,36	3,81	17,62	2/-	117.940	1,92	Credit Suisse Asset M.
11 S.F.Eq. France	-3,83	-16,22	-1,42	3,22	18,85	1/-	29.359	1,00	SGAM Sog. Fund Equitie
12 PCF Valfrance	22,76	-16,28	-3,40	3,96	22,48	4/-	45.258	1,30*	Pictet Funds
French Equity C	—	—	-0,52	4,89	16,81	-/-		1,25	Pioneer Investments
French Equity A	—	—	-0,95	4,86	16,86	4/-		1,25	Pioneer Investments
UBS Equity Fund France	—	—	-1,19	4,54			39.598	1,50*	UBS España

Global

1 Ibercaja Nuevas Oportun.	—	17,04	5,00	6,47		-/-	6.975	2,10*	Ibercaja Gestión S.A.
2 Socgen Internat. SICAV	97,68	16,64	7,26	3,86	13,19	5/-	218.648	1,50	Sogecapital SGIIC/SGAM
3 Global Brands A	—	16,51	10,01	5,97		-/-	70.378	0,00	Morgan Stanley
4 Bankpyme G.Cart. Avanzada	—	7,84	-0,69	3,65		-/-	7.871	0,20	Bankpyme
5 Bestinver Internac.	86,89	7,18	3,53	6,81	18,35	5/-	13.780	1,88	Bestinver Gestion
6 E-Bankinter Bolsa	—	6,75	1,86	5,12		-/-	6.589	2,30	Gesbankinter
7 Global Equity I	—	6,01	5,43	5,63	13,29	-/-	529.105	0,75	Morgan Stanley

pagadora, será Santander Central Hispano Investment, S. A., a través de Sistema Español de Pagos Interbancarios con código de entidad (n.º 0049), que efectuará los correspondientes pagos.

Madrid, 11 de marzo de 2002

EL SECRETARIO DEL CONSEJO

[1] No Residentes con convenio 15%, mediante certificado residencia fiscal aportado a la Sociedad Depositaria.

ANTENA 3 DE TELEVISIÓN, S.A.,

La Junta General Extraordinaria de Accionistas de la sociedad ANTENA 3 DE TELEVISIÓN, S.A., celebrada, en primera convocatoria, el día 5 de marzo de 2002, adoptó el acuerdo de modificar el artículo 2 de los Estatutos sociales para la ampliación del objeto social de la Compañía, en el que se incluyeron tres nuevas actividades:

- La explotación de servicios de radiodifusión sonora en cualquiera de sus modalidades de difusión.
- La explotación de medios de comunicación impresos en cualquiera de sus modalidades.
- La explotación de medios de comunicación en soportes informáticos e interactivos en cualquiera de sus modalidades, y en internet.

Madrid.- 13 de marzo de 2002. El Secretario del Consejo de Administración.

GESTIÓN DE ACTIVOS TITULIZADOS SGFT, S.A.

Determinación del Nuevo Tipo de Interés

HIPOCAT 1 — Fondo de Titulización Hipotecaria — Bonos emisión 17 julio 1998		HIPOCAT 2 — Fondo de Titulización Hipotecaria — Bonos emisión 28 octubre 1998		HIPOCAT 4 — Fondo de Titulización de Activos — Bonos emisión 18 julio 2001		
Serie A ES0333068000	Serie B ES0333068018	Serie A ES0315226003	Serie B ES0315226011	Serie A ES0372269003	Serie B ES0372269011	Serie C ES0372269029
3,5999%	3,9244%	3,6202%	3,9751%	3,6440%	3,8740%	4,2240%

Tipo de Interés Nominal aplicable a los Bonos para el nuevo periodo de Devengo de Interés, que tendrá una duración equivalente a los días efectivos transcurridos entre el 15-03-02 (incluido) y la siguiente Fecha de Pago prevista 17-06-02 (excluida).

Barcelona, 13 de marzo de 2002

Gestión de Activos Titulizados SGFT, S. A.
El Director General

ENTREVISTA ■ **CÁNDIDO MÉNDEZ** SECRETARIO GENERAL DE UGT

abrí un proceso de consulta y aporté mi propuesta de comisión ejecutiva con una semana de antelación, para así podernos centrar más en el debate sobre qué hacer con el sindicato, porque hasta este congreso todo esta-

nuestra visión estratégica. Tal vez no lo explicamos bien. En los medios de comunicación y en la opinión pública, el término socialista es una definición partidaria, no un modelo de concebir la vida. Lo que hemos hecho es afianzar nuestra singularidad e independencia de los partidos políticos de la izquierda, y también combatir una idea que ha hecho mella, como es el silogismo jesuítico de que el grado de independencia de un sindicato se mide por lo bien que se lleve con el Gobierno del PP. Si uno se lleva bien con el Gobierno del PP no se es ni independiente ni autónomo.

—También se ha revisado el concepto de clase trabajadora.

—Lo que considerábamos clase trabajadora ayer es lo mismo, pero es distinto, es mucho más amplio y diverso. Se puede decir que la clase trabajadora es la clase media en gran medida. Las grandes contradicciones de clase están a nivel mundial. El Tercer Mundo ya no es un concepto geográfico ni racial, sino una situación existencial, que también se encuentra en el Primer Mun-

a la UGT»

do ante la impotencia de muchos colectivos de poder salir de la miseria.

—Por tanto, ¿UGT sigue siendo un sindicato socialista?

—Naturalmente. Yo me siento profundamente socialista, pese a que en el ámbito internacional ese término se ha ido deteriorando porque se le ha equiparado con el socialismo real. Nuestra visión del socialismo ha estado siempre muchísimo más vinculada a la visión democrática y reformadora e identificada con la dignidad del trabajo. El socialismo lo considero como una concepción de la vida.

Menor respaldo

—¿A qué se debe el menor respaldo que ha obtenido la ejecutiva?

—Eso no me preocupa. A mí del resultado de las votaciones lo único que me ha preocupado es que en la organización todavía falta un poco de reconocimiento a la labor de otros

[illegible] equipo es la clonación, pero resulta que hasta la oveja Dolly tiene problemas de artritis. Yo prefiero tener un equipo diverso, con gente que tiene criterios y que suscita discusiones. Creo que el equipo debe ser una referencia en el sindicato. Éste es un trabajo colectivo. En lo único que he tomado una decisión, meditada y consciente, es en la necesidad de configurar una comisión ejecutiva donde hubiera seis ugetistas mujeres y siete ugetistas hombres. Ahí sí me he peleado. Estas decisiones o se toman o se inspiran por arriba o si no no se consigue.

Objetivos para cuatro años

—El programa de acción quiere dar visibilidad a la necesidad de los trabajadores y de sus familias. Hay una apuesta por mejorar la situación de la familia de los trabajadores. Sabemos que hay problemas desde el punto de vista económico, aunque cuesta trabajo entenderlo, porque cuando se habla de seguridad si hay que desplegar tres mil agentes de la Poli-

MK 0880278

AGECAM, SOCIEDAD ANÓNIMA

Por acuerdo del Consejo de Administración de fecha 8 de febrero de 2002, se convoca Junta general extraordinaria de «Agecam, Sociedad Anónima», para el próximo día 11 de marzo de 2002, a las trece horas, en primera convocatoria, y para el día siguiente, 12 de marzo de 2002, también a las trece horas, en segunda convocatoria, en el domicilio social, sito en Albacete, calle Tesifonte Gallego, número 10, con arreglo al siguiente

Orden del día

Primero.—Nuevas líneas de actuación de la sociedad.

Segundo.—Información sobre nuevos proyectos empresariales.

Tercero.—Nombramiento y cese de Consejeros.

Cuarto.—Aprobación del acta.

Albacete, 11 de febrero de 2002.—El Secretario del Consejo de Administración.—5.013.

AGUTISA CONSTRUCCIONES, S. A.

(En liquidación)

En cumplimiento de lo establecido en el artículo 263 del Real Decreto Legislativo 1564/1989, de 22 de diciembre, por el que se aprueba el texto refundido de la Ley de Sociedades Anónimas, se hace público que en la Junta general extraordinaria y universal de accionistas de esta sociedad, celebrada el día 4 de diciembre de 2001, se acordó la disolución de la misma, de conformidad con lo establecido en el artículo 260 de ese mismo texto legal, abriéndose el período de liquidación, e igualmente, en cumplimiento de los acuerdos citados, se formalizó el nombramiento de don Ulyses Pascual García como Liquidador de la sociedad.

Coria, 31 de enero de 2002.—El Liquidador, Ulyses Pascual García.—4.373.

ANTENA DE TELEVISIÓN, S. A.

Junta general extraordinaria de accionistas

Por acuerdo del Consejo de Administración se convoca Junta general extraordinaria de accionistas, que se celebrará, en primera convocatoria, el día 5 de marzo de 2002, a las dieciocho horas, en el domicilio social, San Sebastián de los Reyes (Madrid), avenida Isla Graciosa, sin número, y, en su caso, en segunda convocatoria, el siguiente día 6 de marzo de 2002, a la misma hora y en el mismo lugar, a fin de deliberar y resolver sobre los asuntos comprendidos en el siguiente

Orden del día

Primero.—Ratificación de Consejeros.

Segundo.—Informe y aprobación, en su caso, de la adquisición de las compañías titulares de la cadena radiofónica «Onda Cero».

Tercero.—Ampliación del objeto social. Modificación del artículo 2 de los Estatutos sociales.

Cuarto.—Aprobación del acta de la Junta.

Requisitos para la asistencia a la Junta general: Tendrán derecho a asistir a la Junta general los señores accionistas titulares de acciones que las tuvieran inscritas en el libro registro de acciones con cinco días de antelación a aquel en el que haya de celebrarse la Junta. También tendrán derecho a asistir a la Junta los titulares de acciones que acrediten, mediante documento público, su regular adquisición de quien en el libro registro aparezca como titular.

Los accionistas que lo deseen pueden examinar y obtener en el domicilio social de la compañía, o solicitar a ésta que les sea remitida, de forma inmediata y gratuita, copia de los documentos que, en relación con el punto tercero, van a ser sometidos a la aprobación de la Junta.

Nota: La Junta se celebrará, previsiblemente, en primera convocatoria.

San Sebastián de los Reyes (Madrid), 11 de febrero de 2002.—El Secretario del Consejo de Administración, Carmen Rodríguez Martín.—5.038.

BILBAO BIZKAIA KUTXA

CONVOCATORIA DE ASAMBLEAS GENERALES ORDINARIA Y EXTRAORDINARIA

Por acuerdo del Consejo de Administración adoptado en su sesión del día 24 de enero de 2002, y de conformidad con lo establecido en el artículo 31 de los Estatutos sociales, se convoca a los señores Consejeros generales de la institución a las Asambleas generales ordinaria y extraordinaria, que tendrán lugar, en primera convocatoria, el día 2 de marzo, sábado, a las doce y trece treinta horas, respectivamente, en el salón de actos del Instituto de Educación Especial de Olabide en Sonkika (Bizkaia), y, en segunda convocatoria, a las doce treinta y catorce horas de dicho día y en el mismo lugar, con arreglo a los órdenes del día que se detallan:

Asamblea general ordinaria

Primero.—Constitución de la Asamblea.

Segundo.—Informe del Presidente.

Tercero.—Informe de la Comisión de Control.

Cuarto.—Examen y aprobación, si procede, de la Memoria, Balance anual y cuenta de resultados, del informe de gestión del Consejo de Administración y distribución de resultados correspondiente al ejercicio de 2001.

Quinto.—Obra benéfico social. Aprobación, si procede, de la gestión y liquidación ejercicio 2001, del presupuesto para 2002 y nuevas obras en colaboración.

Sexto.—Emisión de empréstitos. Autorización al Consejo de Administración.

Séptimo.—Ruegos y preguntas.

Octavo.—Aprobación del acta.

Asamblea general extraordinaria

Primero.—Constitución de la Asamblea.

Segundo.—Informe de la Comisión electoral y toma de posesión de los nuevos Consejeros.

Tercero.—Nombramiento de nuevos miembros titulares y/o suplentes del Consejo de Administración y de la Comisión de Control.

Cuarto.—Ruegos y preguntas.

Quinto.—Aprobación del acta.

Bilbao, 13 de febrero de 2002.—El Secretario del Consejo de Administración.—5.009.

CAIXA D'ESTALVIS DE CATALUNYA

Anuncio de Caixa d'Estalvis de Catalunya sobre la finalización del proceso electoral de los representantes de los impositores

De acuerdo con lo dispuesto en el Reglamento de procedimiento para la elección y designación de los miembros de los órganos de gobierno de la Caixa d'Estalvis de Catalunya, se fija la fecha del 15 de febrero de 2002 como la de finalización del proceso electoral de los impositores.

... L.

...OS INFORMÁTICOS, S. A.; ...NETE INFORMÁTICO ...CA CASTILLA, S. L.; ...IONES, RELACIONES ...S. L.

...Castilla Software, S. L.", "Gabinete ...genieros Lleida, S. L.", "Gabinete ...S. L." y "Gestiones Corporativas, ...us sesiones válidamente celebradas, ...ftware, S. L." como sociedad absor... ...", "Castilla Ingenieros Lleida, S. L.", ...a, S. L." y "Gestiones Corporativas, ...edes absorbidas, con extinción, por ... su patrimonio a la sociedad absor... ...es de las sociedades absorbidas. ...Administradores de CASTILLA SOFT... ...e de 2001, e inscrito el 22 de noviem... ...en el Registro Mercantil de Barcelona ...or los Administradores de CASTILLA ...d el 19 de noviembre de 2001, e ins... ...LA INGENIEROS LLEIDA, S. L. en el ...el 22 de noviembre de 2001, por los ...el Registro Mercantil de Valladolid el ...s Administradores de ARAGESTIÓN ...á el 16 de noviembre de 2001 e ins... ...IONES CORPORATIVAS, TRANSAC... ...ro Mercantil de Tarragona el 20 de

...ades Anónimas, el derecho que asis... ...uerdos adoptados y de los Balances ...des Anónimas, el derecho que asiste ...tado desde la fecha de publicación ...6 de la Ley de Sociedades Anónimas ...ulo 94 de la Ley de Sociedades de

Reus, 15 de enero de 2002
...ÓN DE CASTILLA SOFTWARE, S. L.

ANTENA 3 DE TELEVISIÓN, S.A.

Junta General Extraordinaria de Accionistas

Por acuerdo del Consejo de Administración, se convoca Junta General Extraordinaria de Accionistas, que se celebrará, en primera convocatoria, el día 5 de marzo de 2002, a las 18:00 horas, en el domicilio social, San Sebastián de los Reyes (Madrid), Avenida Isla Graciosa s/n, y en su caso, en segunda convocatoria, el siguiente día 6 de marzo de 2002, a la misma hora y en el mismo lugar, a fin de deliberar y resolver sobre los asuntos comprendidos en el siguiente

ORDEN DEL DÍA

1.- Ratificación de Consejeros.
2.- Informe y aprobación, en su caso, de la adquisición de las Compañías titulares de la cadena radiofónica ONDA CERO.
3.- Ampliación del objeto social: modificación del artículo 2 de los Estatutos sociales.
4.- Aprobación del acta de la Junta.

REQUISITOS PARA LA ASISTENCIA A LA JUNTA GENERAL

Tendrán derecho a asistir a la Junta General los señores accionistas titulares de acciones que las tuvieran inscritas en el Libro Registro de Acciones con cinco días de antelación a aquél en el que haya de celebrarse la Junta. También tendrán derecho a asistir a la Junta los titulares de acciones que acrediten, mediante documento público, su regular adquisición de quien en el Libro Registro aparezca como titular.

Los accionistas que lo deseen pueden examinar y obtener en el domicilio social de la Compañía, o solicitar a ésta que les sea remitida de forma inmediata y gratuita, copia de los documentos que, en relación con el punto tercero, van a ser sometidos a la aprobación de la Junta.

San Sebastián de los Reyes (Madrid), 11 de febrero de 2002.
El Secretario del Consejo de Administración, Carmen Rodríguez Martín.
NOTA: La Junta se celebrará, previsiblemente, en primera convocatoria.

ANTENA 3 DE TELEVISIÓN, S.A.

PROPUESTAS DEL CONSEJO DE ADMINISTRACIÓN A LA JUNTA GENERAL EXTRAORDINARIA DE ACCIONISTAS

5 DE MARZO DE 2002

PRIMERA
Ratificar los nombramientos de Administradores realizados por el Consejo de Administración de la Sociedad, en su reunión de día 18 de enero de 2002, por el sistema de cooptación y por un período de cinco años, para cubrir las dos vacantes producidas por las dimisiones previas de D. Juan José Nieto Bueso y D. Juan Ruiz de Gauna Peláez. Estos nombramientos son:

- Telefónica Media Internacional y de Contenidos, S.A.U., representada en el ejercicio del cargo de Administrador en ANTENA 3 DE TELEVISIÓN, S.A. por Don Luis Abril Pérez.

- Gestora de Medios Audiovisuales Fútbol, S.L.U., representada en el ejercicio del cargo de Administrador en ANTENA 3 DE TELEVISIÓN, S.A. por Don Juan Kindelán Jaquotot.

SEGUNDA
Aprobar la adquisición del 100% del capital social de Uniprex, S.A. y Cadena Voz de Radiodifusión, S.A., condicionada a la obtención de cuantas autorizaciones administrativas sean precisas.

TERCERA
Aprobar la modificación del artículo 2º de los Estatutos, para la ampliación del objeto social de la Compañía en los siguientes tres nuevos apartados:

1. *La explotación de servicios de radiodifusión sonora en cualquier de sus modalidades de difusión.*
2. *La explotación de medios de comunicación impresos en cualquiera de sus modalidades.*
3. *La explotación de medios de comunicación en soportes informáticos e interactivos en cualquiera de sus modalidades, y en internet.*

En consecuencia, la nueva redacción de este artículo 2 sería la resultante de insertar estos tres nuevos apartados en el lugar más idóneo de la redacción actual.

CUARTA
Facultar al Presidente, don Luis Blasco Bosqued, al Consejero Delegado, don Luis Velo Puig-Durán, y al Secretario no Consejero, doña Carmen Rodríguez Martín, para que cualquiera de ellos, indistintamente, pueda realizar cuantos actos sean procedentes en relación con todos los acuerdos adoptados en esta Junta, en orden a su inscripción en el Registro Mercantil y en cualesquiera otros Registros, incluyendo, en particular y entre otras facultades, la de comparecer ante Notario para otorgar las escrituras y actas notariales necesarias o convenientes a tal fin, solicitar la inscripción parcial y formalizar cualquier otro documento público o privado que sea necesario para la inscripción de los acuerdos, incluyendo escrituras de ratificación, subsanación, aclaración o rectificación.

Informe del Consejo de Administración de Antena 3 de Televisión, S.A. (A3TV) sobre la ampliación de su objeto social, al objeto de incluir en él, de forma expresa, la posibilidad de que la sociedad actúe como medio de comunicación global en todo tipo de soportes tecnológicos.

En la doctrina jurídica más consolidada se considera que la delimitación del objeto social es especialmente importante en la configuración legal de la sociedades anónimas, porque sirve para:

- o Fijar el límite de las facultades de representación de los administradores.
- o Precisar los casos de prohibición de competencia ilícita.
- o Permitir la separación del socio disidente ante cualquier acuerdo que suponga cambio del objeto social y
- o Someter a una sociedad a una determinada legislación.

En el momento de su constitución y por exigencia legal, A3TV se vio forzada a que su objeto social quedara reducido a la estricta explotación de la concesión que posteriormente obtuvo para la gestión indirecta del servicio público esencial de televisión privada.

En el año 1995, la Disposición Adicional Quinta de la Ley 37/1995, de 12 de diciembre, reguladora de las Telecomunicaciones por Satélite, vino a modificar el artículo 18.1 de la Ley 10/1998 de Televisión Privada, permitiendo que el objeto de las sociedades concesionarias dejara de ser exclusivo, con la única restricción de que, en tal supuesto, deberían presentarse contabilidad separada en lo relativo a la explotación de la concesión.

En consecuencia, la Junta General Ordinaria celebrada en mayo de 1996 acordó la ampliación del objeto social de la Compañía, estableciéndolo como sigue:

1) La gestión indirecta del Servicio Público de la Televisión, con arreglo a los términos de la concesión de la que es titular.

2) La explotación de servicios de televisión en cualquiera de sus modalidades de difusión.

3) La producción, compra, venta, alquiler, edición, reproducción, importación, exportación, distribución, exhibición, financiación de toda clase de obras audiovisuales en cualquiera de sus modalidades y cualquiera que sea su soporte técnico, susceptibles de su difusión cinematográfica, televisiva, en vídeo o por cualquier otro medio audiovisual.

4) La organización, producción y difusión de espectáculos o acontecimientos informativos, deportivos, taurinos, musicales, culturales o de cualquier otro tipo,

así como la adquisición y comercialización de toda clase de derechos sobre los mismos.

5) La realización de actividades y la prestación de servicios, estudios, análisis, promoción, programación, proceso de datos e informes, por cualquier procedimiento, relacionados con cualquier actividad de comunicación, incluyendo en todo caso las referentes a los servicios de cualquier modalidad de televisión.

6) La elaboración de estudios, informes o análisis de cualquier clase en relación con empresas, medios y sistemas de comunicación, y especialmente sobre televisión, vídeo, cine y multimedia.

7) Las tareas de intermediación en los mercados de derechos de propiedad intelectual o industrial de cualquier clase, así como en cualesquiera actividades relacionadas directa o indirectamente con la publicidad, el marketing, el merchandising y otras actividades comerciales.

8) La realización y ejecución de proyectos publicitarios y las tareas relacionadas con la contratación, mediación y difusión de mensajes publicitarios en cualquiera de sus formas posibles.

9) La promoción y venta a distancia, en la modalidad de club, por correo, teléfono, televisión o por cualquier medio informático o audiovisual, en cualquier tipo de soporte, de cualquier producto o servicio.

10) La adquisición y explotación por cuenta propia o ajena de todo tipo de equipos, aparatos, elementos, instalaciones y procedimientos técnicos relacionados con las actividades anteriores, incluyendo la licencia de patentes o asistencia de tecnología.

Las actividades enumeradas podrán ser desarrolladas por la sociedad total o parcialmente, de modo indirecto, mediante la participación en otras sociedades con objeto análogo.

Quedan excluidas todas aquellas actividades para cuyo ejercicio la ley exija requisitos especiales que no quedan cumplidos por esta Sociedad.

Del texto trascrito se desprende que la voluntad de la Junta General Ordinaria que adoptó este acuerdo en la primera oportunidad que se presentó para ello, consistió en dotar a la Sociedad de un marco de referencia muy amplio para todas sus actividades (principales, complementarias y auxiliares), pero siempre con la invocación nuclear de la actividad televisiva.

Se trata, sin embargo, en este momento y en esa misma línea de evolución y expansión, de adaptarse a los conceptos vigentes de Grupo Multimedia de

Comunicación Global y también de dar la cobertura legal óptima a los planes de ampliación y diversificación de actividades que tiene esta Sociedad para el corto, medio y largo plazo.

Por ello se propone a los accionistas de la sociedad la ampliación de su objeto social, para que en él queden incluidas todas las actividades susceptibles de integrarse en esa idea de multimedia global y, más concretamente, la modificación del artículo 2º de sus Estatutos sociales, con la inserción de tres nuevos apartados del siguiente tenor literal:

- *La explotación de servicios de radiodifusión sonora en cualquier de sus modalidades de difusión.*
- *La explotación de medios de comunicación impresos en cualquiera de sus modalidades.*
- *La explotación de medios de comunicación en soportes informáticos e interactivos en cualquiera de sus modalidades, y en internet.*

De admitirse la propuesta del Consejo, la redacción definitiva de este artículo de los Estatutos sociales, en el que, como tantas veces se ha dicho, se define el objeto social sería la siguiente:

1. *La gestión indirecta del Servicio Público de la Televisión, con arreglo a los términos de la concesión de la que es titular.*

2. *La explotación de servicios de televisión en cualquiera de sus modalidades de difusión.*

3. *La explotación de servicios de radiodifusión sonora en cualquier de sus modalidades de difusión.*

4. *La explotación de medios de comunicación impresos en cualquiera de sus modalidades.*

5. *La explotación de medios de comunicación en soportes informáticos e interactivos en cualquiera de sus modalidades, y en internet.*

6. *La producción, compra, venta, alquiler, edición, reproducción, importación, exportación, distribución, exhibición, financiación de toda clase de obras audiovisuales en cualquiera de sus modalidades y cualquiera que sea su soporte técnico, susceptibles de su difusión cinematográfica, televisiva, en vídeo o por cualquier otro medio audiovisual.*

7. *La organización, producción y difusión de espectáculos o acontecimientos informativos, deportivos, taurinos, musicales, culturales o de cualquier otro tipo, así como la adquisición y comercialización de toda clase de derechos sobre los mismos.*

8. *La realización de actividades y la prestación de servicios, estudios, análisis, promoción, programación, proceso de datos e informes, por cualquier procedimiento, relacionados con cualquier actividad de comunicación, incluyendo en todo caso las referentes a los servicios de cualquier modalidad de televisión.*

9. *La elaboración de estudios, informes o análisis de cualquier clase en relación con empresas, medios y sistemas de comunicación, y especialmente sobre televisión, vídeo, cine y multimedia.*

10. *Las tareas de intermediación en los mercados de derechos de propiedad intelectual o industrial de cualquier clase, así como en cualesquiera actividades relacionadas directa o indirectamente con la publicidad, el marketing, el merchandising y otras actividades comerciales.*

11. *La realización y ejecución de proyectos publicitarios y las tareas relacionadas con la contratación, mediación y difusión de mensajes publicitarios en cualquiera de sus formas posibles.*

12. *La promoción y venta a distancia, en la modalidad de club, por correo, teléfono, televisión o por cualquier medio informático o audiovisual, en cualquier tipo de soporte, de cualquier producto o servicio.*

13. *La adquisición y explotación por cuenta propia o ajena de todo tipo de equipos, aparatos, elementos, instalaciones y procedimientos técnicos relacionados con las actividades anteriores, incluyendo la licencia de patentes o asistencia de tecnología.*

14. *Las actividades enumeradas podrán ser desarrolladas por la sociedad total o parcialmente, de modo indirecto, mediante la participación en otras sociedades con objeto análogo.*

    Quedan excluidas todas aquellas actividades para cuyo ejercicio la ley exija requisitos especiales que no quedan cumplidos por esta Sociedad.

03 SEP 29 AM 7:21

Shareholders' Ordinary General Meeting held on 24th June 2002

- Summons
  - ElMundo
  - Ad inserted in the Official Gazette of the Mercantile Registry
- Proposal for the Full Text of the Resolutions of the Board of Directors

presionar a los demás testigos del caso BBV en Puerto Rico».

Según algunas fuentes, el juez Baltasar Garzón tiene previsto viajar en breve, por segunda vez, a la isla caribeña para entrevistar a tres personas, que podrían aportar más pruebas sobre las presuntas operaciones de lavado de dinero y pago de sobornos que se tejieron en el banco internacional del BBV.

El letrado de Rodríguez, Mike Corona, insinuó ayer a este diario que la decisión del fiscal Gil tiene que ver con el reciente viaje de su defendido a Perú. Allí, Nelson Rodríguez compareció ante una comisión de investigación que indaga en la trama, en especial en los pagos recibidos por Vladimiro Montesinos —ex jefe de espionaje de Fujimori— a cambio de facilitar la entrada de BBV en aquel país.

Nada más regresar de Perú, Nelson Rodríguez inició el cumplimiento de una sentencia de prisión menor (pernoctación en un centro comunitario) por cinco meses. Tal pena, había sido impuesta el pasado enero por un delito de fraude cometido por Rodríguez cuando era notario y máximo asesor legal del BBV en Puerto Rico.

«La sentencia del juez dejaba claro que era un tercer grado. Sin embargo han maniobrado para hacerle cumplir la pena en la cárcel», explicaba ayer el letrado Corona. Este asegura que la única explicación recibida hasta ahora es que se trata de una «decisión administrativa».

cer caso a las insistentes denuncias de Nelson Rodríguez sobre las irregularidades del BBV. Sin embargo, sí resucitó un antiguo caso de fraude —sellado amistosamente entre el BBV y Rodríguez— hasta lograr la condena de cinco meses de servicios comunitarios.

Rodríguez, tachado públicamente por el BBV como un excéntrico movido por ansias de venganza, acudió en su día a Baltasar Garzón, al que

Contactos con todos los partidos, salvo con el PP

Además de entrevistarse con Garzón, los fiscales y directivos del BBVA, los parlamentarios mexicanos han querido tomar contacto con representantes de las principales formaciones políticas españolas. Si el pasado martes se entrevistaron con diputados de IU, entre ellos, el ex coordinador general Francisco Frutos, ayer tuvieron la ocasión de intercambiar información con miembros del PSOE, en un encuentro que el senador Ortega calificó como «muy fructífero». Los políticos mexicanos también han solicitado una entrevista con miembros del PP, pero el partido del Gobierno todavía no les ha respondido.

C. Alvarez de Toledo.

El diputado José Antonio Magallanes y el senador Jesús Ortega, del Partido Revolucionario Democrático (PRD), revelaron ayer a EL MUNDO que su intención es pedir explicaciones al banco por las operaciones realizadas en México, en las que «el BBVA podría haber incurrido en múltiples delitos, que van desde el blanqueo de dinero y la evasión de impuestos hasta la vulneración de la ley bancaria mexicana y el cohecho».

Las pesquisas de los legisladores —que ya se han entrevistado con el fiscal jefe Anticorrupción, el fiscal jefe Antidroga y, ayer mismo, con el instructor de la causa de las cuentas secretas, Baltasar Garzón— se enmarcan dentro de las comisiones de investigación abiertas por el Parlamento de México con el apoyo de todas las formaciones políticas.

El senador Ortega expresó ayer a este periódico sus sospechas de que el BBVA pudo hacerse con el 48% de Bancomer en mayo de 2000 mediante el soborno de funcionarios públicos. En este sentido, recordó la carta que el ex copresidente Emilio Ybarra remitió al Banco de España el pasado 14 de noviembre, en la que reconoce que recurrió a «personas físicas extranjeras» para que en calidad de «manos amigas» adquirieran por su cuenta títulos de Bancomer en previsión de una OPA hostil de su principal rival, Banamex.

Garzón baraja la suspensión del careo entre González e Ybarra

C. R. G./AJ.

MADRID.— El juez del caso *BBVA*, Baltasar Garzón, baraja desde ayer la posibilidad de suspender el careo entre Francisco González y Emilio Ybarra, anunciado en su providencia del pasado 7 de mayo para *el día 10* de este mes de junio.

El instructor informó al fiscal y a los abogados de las defensas que el careo tendrá lugar «en su caso» *en la tarde* del día 21 de junio, una vez tomada la declaración, esa misma mañana, a Francisco González. Será la segunda vez que el presidente de la entidad tenga que comparecer. Ybarra, principal imputado, se estrenará tres días antes.

Ante la objeción realizada por el letrado de Emilio Ybarra, Horacio Oliva, quien dijo tener que asistir esa tarde a otro cliente en el juicio del *caso Atlético*, Garzón insistió en que «ya se verá, en su caso» si acaba por celebrarse dicha diligencia.

El *cara a cara* entre los dos banqueros es una de las comparecencias más esperadas de cuantas se vienen celebrando en esta causa desde que Francisco González testificó que Ybarra le «mintió» acerca de la existencia de una cuenta secreta y extracontable de 37.000 millones de pesetas en el *paraíso fiscal* de Jersey. Sin embargo, la expectación en torno a este encuentro, se rebajó con la noticia (ver EL MUNDO 2-06-02) de que los letrados de ambas partes *estaban dispuestos* a *pactar* sus respectivas declaraciones e incluso a recurrir dicha diligencia ante el juez.

Las fuentes procesales consultadas *insisten en que el careo* –inhabitualmente señalado con antelación– siempre estuvo condicionado a la existencia de contradicciones. Las mismas fuentes *añaden* que la *declaración* de Emilio Ybarra sigue siendo, a pesar de sus abogados, «imprevisible». Sea como sea, la seguridad sobre la celebración de dicho careo se ha desvanecido.

Molinuevo «obedeció»

Por su parte, el ex subdirector general del *BBVA, Rodolfo Molinuevo*, declaró ayer como imputado y admitió haber ordenado las tres salidas de fondos de Amelan –la fundación de la que era apoderado–, *siguiendo instrucciones* verbales de Ybarra y de Luis Bastida (responsable del área financiera).

Molinuevo se desentendió, en todo caso, del destino final del tercero de estos pagos, que fue a parar a la campaña de Chávez en Venezuela. Insistió en que él se encargó de constituir los *trust* 532 y 541 en Jersey, para traspasar el dinero de uno a otro, pero dijo desconocer el uso que el banco hizo de dichos fondos.



Grupo Financiero
BBVA Bancomer
REUNION NACIONAL DE CONSEJEROS
SEPTIEMBRE 2000

El presidente de México, Vicente Fox, entre Emilio Ybarra y Francisco González, en una reunión de directivos del BBVA-Bancomer. / EFE

Nelson Rodríguez, encarcelado por un presunto delito de fraude

El presidente de México solicita al BBVA datos sobre la adquisición de Bancomer

JULIO A. PARRADO
Corresponsal

NUEVA YORK.— Nelson Rodríguez, principal testigo del escándalo de evasión y lavado de dinero del BBV, fue ingresado el pasado viernes en una prisión federal de Puerto Rico. La medida, tomada por la Oficina Federal de Prisiones, partió del fiscal federal jefe, Guillermo Gil, y ha sido calificada por su abogado como «una maniobra de última hora para presionar a los demás testigos del caso BBV en Puerto Rico».

Según algunas fuentes, el juez Baltasar Garzón tiene previsto viajar en breve, por segunda vez, a la isla caribeña para entrevistar a tres personas, que podrían aportar más pruebas sobre las presuntas operaciones de lavado de dinero y pago de sobornos que se tejieron en el banco internacional del BBV.

El letrado de Rodríguez, Mike Corona, insinuó ayer a este diario que la decisión del fiscal Gil tiene que ver con el reciente viaje de su defendido a Perú. Allí, Nelson Rodríguez compareció ante una comisión de investigación que indaga en la trama, en especial en los pagos recibidos por Vladimiro Montesinos —ex jefe de espionaje de Fujimori— a cambio de facilitar la entrada de BBV en aquel país.

Nada más regresar de Perú, Nelson Rodríguez inició el cumplimiento de una sentencia de prisión menor (pernoctación en un centro comunitario) por cinco meses. Tal pena, había sido impuesta el pasado enero por un delito de fraude cometido por Rodríguez cuando era notario y máximo asesor legal del BBV en Puerto Rico.

«La sentencia del juez dejaba claro que era un tercer grado. Sin embargo han maniobrado para hacerle cumplir la pena en la cárcel», explicaba ayer el letrado Corona. Este asegura que la única explicación recibida hasta ahora es que se trata de una «decisión administrativa».

Según este abogado, el fiscal jefe habría actuado también motivado por una revancha personal. De hecho, el viernes pasado fue el último día que Guillermo Gil ocupaba tal cargo. *Había sido destituido recientemente tras años de interinidad y coincidiendo con el súbito interés de* Washington y el Departamento de Justicia por la forma en que había *llevado el caso BBV*.

Gil fue el fiscal que se negó a hacer caso a las insistentes denuncias de Nelson Rodríguez sobre las irregularidades del BBV. Sin embargo, sí resucitó un antiguo caso de fraude —sellado amistosamente entre el BBV y Rodríguez— hasta lograr la condena de cinco meses de servicios comunitarios.

Rodríguez, tachado públicamente por el BBV como un excéntrico movido por ansias de venganza, acudió en su día a Baltasar Garzón, al que aportó supuestamente pruebas documentales de varias operaciones ilegales.

Por otra parte, la imponente sede madrileña del BBVA será hoy el escenario de un *discreto encuentro* entre directivos de la entidad y los parlamentarios mexicanos encargados de investigar las presuntas irregularidades perpetradas en las *adquisiciones de Mercantil Probursa* y Bancomer, según informa C. Alvarez de Toledo.

El diputado José Antonio Magallanes y el senador Jesús Ortega, del Partido Revolucionario Democrático (PRD), revelaron ayer a EL MUNDO que su intención es pedir explicaciones al banco por las operaciones realizadas en México, en las que *«el BBVA podría haber incurrido* en múltiples delitos, que van desde el blanqueo de dinero y la evasión de impuestos hasta la vulneración de la ley bancaria *mexicana y el cohecho»*.

Las pesquisas de los legisladores —que ya se han entrevistado con el fiscal jefe Anticorrupción, el fiscal jefe Antidroga y, ayer mismo, con el instructor de la causa de las cuentas secretas, Baltasar Garzón— se enmarcan dentro de las comisiones de investigación abiertas por el Parlamento de México con el apoyo de todas las formaciones políticas.

El senador Ortega expresó ayer a este periódico sus sospechas de que el BBVA pudo hacerse con el 48% de Bancomer en mayo de *2000* mediante el soborno de funcionarios públicos. En este sentido, recordó la carta que el ex copresidente Emilio Ybarra remitió al Banco de España el pasado 14 de noviembre, en la que reconoce que recurrió a «personas físicas extranjeras» para que en calidad de «manos amigas» adquirieran por su cuenta títulos de Bancomer en previsión de una OPA hostil de su principal rival, Banamex.

Contactos con todos los partidos, salvo con el PP

Además de entrevistarse con Garzón, los fiscales y directivos del BBVA, los parlamentarios mexicanos han querido tomar contacto con representantes de las principales formaciones políticas españolas. Si el pasado martes se entrevistaron con diputados de IU, entre ellos, el ex coordinador general Francisco Frutos, ayer tuvieron la ocasión de intercambiar información con miembros del PSOE, en un encuentro que el senador Ortega calificó como «muy fructífero». Los políticos mexicanos también han solicitado una entrevista con miembros del PP, pero el partido del Gobierno todavía no les ha respondido.

Orden del día

Primero.—Examen y aprobación, en su caso, de las cuentas e informe de gestión, correspondientes al ejercicio 2001.

Segundo.—Censura de la gestión social.

Tercero.—Ruegos y preguntas.

Cuarto.—Aprobación, en su caso, del acta de la Junta.

Los accionistas tienen derecho a examinar en el domicilio social los documentos que han de ser sometidos a la aprobación de la Junta. Asimismo, de conformidad con el artículo 212 de la Ley de Sociedades Anónimas, los accionistas pueden solicitar la entrega y el envío gratuito de dichos documentos.

Elche, 3 de junio de 2002.—El Presidente del Consejo de Administración.—27.315.

AGRUPACION DE FABRICANTES DE ACEITES MARINOS, S. A. (AFAMSA)

Junta general ordinaria

De acuerdo con la Ley de Sociedades Anónimas, se convoca a los señores accionistas de «Agrupación de Fabricantes de Aceites Marinos, Sociedad Anónima» (AFAMSA), a la Junta general ordinaria, que se celebrará en el domicilio social, calle Severino Cobas, 118, 36214 Vigo, a las 12 horas del día 26 de junio de 2002, en primera convocatoria, y, en su caso, en segunda convocatoria, a la misma hora y lugar del día siguiente, 27 de junio, con el siguiente:

Orden del día

Primero.—Examen y aprobación, si procede, de las cuentas anuales del ejercicio 2001 e informe de gestión.

Segundo.—Examen y aprobación, en su caso, de la propuesta de aplicación de resultados, correspondientes al ejercicio 2001.

Tercero.—Cese y nombramiento de Administradores.

Cuarto.—Nombramiento de Auditores de cuentas para el ejercicio 2002.

Quinto.—Ruegos y preguntas.

Sexto.—Delegación de facultades para elevar a público los acuerdos de la Junta general.

Séptimo.—Redacción y aprobación del acta en cualquiera de las formas previstas en el artículo 113 de la Ley de Sociedades Anónimas.

A partir de la presente convocatoria, los accionistas tendrán a su disposicón la documentación que se cita en la orden del día.

Vigo, 24 de mayo de 2002.—El Presidente, Eugenio Buján García.—25.621.

AGUAS DE CABREIROÁ, SOCIEDAD ANÓNIMA

Convocatoria de Junta general ordinaria

En cumplimiento del acuerdo del Consejo de Administración, se convoca Junta general ordinaria, para el día 24 de junio de 2002, a las doce horas, en el domicilio social, camino de Cabreiroá, sin número, Verín (Ourense), en primera convocatoria, y al día siguiente 25 de junio, en el mismo lugar y hora, en segunda convocatoria, bajo el siguiente

Orden del día

Primero.—Aprobación de las cuentas anuales, correspondientes al ejercicio 2001, que comprenden, Balance, Cuenta de Pérdidas y Ganancias, Memoria e informe de gestión.

Segundo.—Aplicación del resultado.

Tercero.—Aprobación, si procede, de la gestión del Consejo de Administración.

Cuarto.—Nombramiento de Auditores.

Quinto.—Delegación de facultades para elevar a público los acuerdos adoptados y cumplimentar el depósito de las cuentas anuales en el Registro Mercantil.

Sexto.—Asuntos varios.

Séptimo.—Ruegos y preguntas.

Octavo.—Redacción, lectura y aprobación, si procede, del acta de la Junta.

Observaciones: La documentación e informes del Consejo, correspondientes a los asuntos del orden del día, el informe de gestión, así como el informe de los Auditores de cuentas, se encuentran a disposición de los accionistas, para su examen, en la Secretaría y en el domicilio social. Asimismo, podrán solicitar la entrega o el envío gratuito de los mismos.

Verín, 3 de junio de 2002.—La Secretaria del Consejo de Administración, Irene Santana Carnero.—27.388.

AGUA Y BALNEARIO DE CORCONTE, S. A.

Convocatoria Junta general ordinaria de accionistas

Por acuerdo del Consejo de Administración de esta entidad, se convoca a los señores accionistas de esta sociedad a la Junta general ordinaria, que se celebrará en el domicilio social, sito en el balneario de Corconte, Hoz de Arreba, Ayuntamiento de Valle de Valdebezana, provincia de Burgos, en primera convocatoria, el día 28 de junio de 2002, a las doce horas y, en su caso, en segunda convocatoria, si no hubiera quórum suficiente en la primera, al día siguiente, en el mismo lugar, a las doce horas y treinta minutos, para tratar sobre el siguiente

Orden del día

Primero.—Examen y aprobación, en su caso, de la cuentas anuales (Balance, Cuenta de Pérdidas y Ganancias y Memoria), correspondientes al ejercicio 2001, así como gestión efectuada por los Administradores de la sociedad durante dicho ejercicio.

Segundo.—Aplicación de resultados.

El presente orden del día y los asuntos en él comprendidos han sido examinados y ha dado su conformidad su Letrado Asesor de la empresa, don Juan José Negrete Mazón.

Los accionistas que lo deseen pueden examinar en el domicilio social o solicitar que les sea remitida, de forma inmediata y gratuita, copia de los documentos que van a ser sometidos para su aprobación a la Junta y el informe de la auditoría.

Podrán asistir a la Junta, por sí o por medio de representación, los accionistas que cumplan los requisitos establecidos por la Ley y por los Estatutos sociales y expresamente lo dispuesto en los artículos 18 de los Estatutos sociales y 104 al 108 del texto refundido de la Ley de Sociedades Anónimas de 22 de diciembre de 1989.

Hoz de Arreba, Ayuntamiento de Valle de Valdebezana, provincia de Burgos, 5 de junio de 2002.—El Presidente del Consejo de Administración.—27.337.

AIRBING IBÉRICA, S. A.

Se convoca a los señores accionistas a la Junta general ordinaria, que se celebrará en el domicilio social, calle Costa, número 9, 1.° izquierda, el día 28 de junio de 2002, a las diecinueve horas, en primera convocatoria, y, el día 29 de junio de 2002, a la misma hora, en segunda convocatoria, para tratar el siguiente

Orden del día

Primero.—Censura de la gestión social, examen y aprobación de las cuentas anuales, correspondientes a los ejercicios de 2000 y 2001 y propuesta de aplicación de los resultados.

Segundo.—Informe sobre modificación acuerdos cesión derechos de imagen y fondo de comercio.

Tercero.—Lectura y aprobación del acta de la Junta, si procede.

Cualquier accionista que lo desee podrá obtener de la sociedad, de forma inmediata y gratuita, los documentos que han de ser sometidos a la aprobación de la Junta.

Zaragoza, 22 de mayo de 2002.—El Administrador único, Pedro Susín Nieto.—25.427.

ALCOY COCENTAINA GAS, SOCIEDAD ANÓNIMA

Por acuerdo del Consejo de Administración se convoca Junta general ordinaria de accionistas, que se celebrará en Alcoy, Colegio Mayor Ovidi Montllor, calle San Juan de Ribera, número 11, el día 28 de junio de 2002, a las dieciséis horas treinta minutos, en primera convocatoria, y en segunda convocatoria, si procediere, a la misma hora y lugar, el 29 de junio de 2002, con arreglo al siguiente

Orden del día

Primero.—Aprobar la Memoria, Balance y Cuenta de Pérdidas y Ganancias correspondiente al ejercicio económico de 2001, así como las gestiones realizadas por el Consejo de Administración.

Segundo.—Distribución de resultados.

Tercero.—Redacción y aprobación, si procede, del acta de la Junta.

Cualquier accionista podrá obtener de la sociedad, en su domicilio social, de forma inmediata y gratuita, los documentos que han de ser sometidos a la Junta que se convoca, y pedir la entrega o el envío gratuito de dichos documentos.

Alcoy, 31 de mayo de 2002.—El Presidente del Consejo de Administración.—27.336.

ALFA MICROGÉS, SOCIEDAD ANÓNIMA

Se convoca a los señores accionistas de la sociedad «Alfa Microgés, Sociedad Anónima», a la Junta general y ordinaria, que tendrá lugar en el domicilio social de la misma, calle Francisco de Goya, número 5, el día 30 de junio de 2002, a las dieciocho horas, en primera convocatoria, o, en segunda, el día siguiente, en igual lugar y hora.

De conformidad con el artículo 212 de la Ley de Sociedades Anónimas, en el domicilio social antes reseñado, se encuentran a disposición de los señores accionistas todos y cada uno de los documentos que han de ser sometidos a la aprobación de la mencionada Junta.

Orden del día

Primero.—Nombramiento del Presidente y Secretario de la Junta.

Segundo.—Lectura y aprobación, en su caso, de las cuentas anuales, correspondientes al ejercicio 2001.

Tercero.—Ruegos y preguntas.

Cuarto.—Aprobación, si procede, del acta de la Junta.

Madrid, 27 de mayo de 2002.—El Administrador único, Jorge Abad Cañas.—25.461.

ANTENA 3 DE TELEVISIÓN, S. A.

Convocatoria de Junta general ordinaria y extraordinaria de accionistas

Por acuerdo del Consejo de Administración, se convoca Junta general ordinaria y extraordinaria de accionistas, que se celebrará, en primera convocatoria, el día 24 de junio de 2002, a las diecisiete treinta horas, en el domicilio social, San Sebastián de los Reyes (Madrid), avenida Isla Graciosa, sin

número, y, en su caso, en segunda convocatoria, el siguiente día, 25 de junio de 2002, a la misma hora y en el mismo lugar, a fin de deliberar y resolver sobre los asuntos comprendidos en el siguiente

Orden del día

Primero.—Examen y aprobación, en su caso, de las cuentas anuales (Memoria, Balance y Cuenta de Pérdidas y Ganancias) y del informe de gestión tanto de «Antena 3 de Televisión, S. A.», como de su grupo consolidado de sociedades, y de la gestión del Consejo de Administración, todo ello referido al ejercicio económico 2001.

Segundo.—Aprobación, en su caso, de la propuesta de aplicación del resultado de «Antena 3 de Televisión, S. A.», correspondiente al ejercicio económico de 2001.

Tercero.—Reelegir a la firma Arthur Andersen y Cía. S.Com. como Auditores de cuentas de «Antena 3 de Televisión, S. A.», y de su grupo consolidado de sociedades para el ejercicio 2002, al amparo de lo previsto en los artículos 42 del Código de Comercio y 204 de la Ley de Sociedades Anónimas.

Cuarto.—Fijación del número de Consejeros dentro de los límites máximo y mínimo previstos en los Estatutos. Nombramiento, ratificación y dimisión de Consejeros.

Quinto.—Autorización para la adquisición derivativa de acciones propias, directamente o a través de sociedades del grupo.

Sexto.—Modificación de los siguientes artículos de los Estatutos sociales:

Artículo 23. Presidencia de la Junta.

Artículo 30. Convocatoria y quórum de las reuniones del Consejo de Administración.

Artículo 32. Remuneración de los miembros del Consejo y de la Comisión Ejecutiva.

Disposición final. Referida al sometimiento arbitral para las cuestiones relativas a los Estatutos sociales.

Séptimo.—Fijación de la dieta de asistencia al Consejo de Administración y a su Comisión Ejecutiva.

Octavo.—Delegación de facultades para formalizar, subsanar y ejecutar los acuerdos adoptados por la Junta general de accionistas.

Intervención de Notario en la Junta: El Consejo de Administración ha acordado requerir la presencia de Notario para que levante acta de la Junta, de conformidad con lo dispuesto en el artículo 114 de la Ley de Sociedades Anónimas, en relación con los artículos 101 y 103 del Reglamento del Registro Mercantil.

Derecho de información: De conformidad con lo dispuesto en los artículos 144 y 212 y concordantes de la Ley de Sociedades Anónimas, se hace constar que los accionistas tienen derecho a obtener y examinar, en el domicilio social de la compañía, o a solicitar a ésta que les sea remitida de forma inmediata y gratuita, copia de los documentos que van a ser sometidos a la aprobación de la Junta cuya entrega prevén los citados artículos de la Ley, expresamente, las cuentas anuales, individual y consolidadas, los informes de gestión, individual y consolidado, los informes de los Auditores de cuentas, individual y consolidado, el texto íntegro de las modificaciones estatutarias propuestas y el informe del Consejo de Administración sobre dichas modificaciones.

Requisitos para la asistencia a la Junta general: Tendrán derecho a asistir a la Junta general los señores accionistas titulares de acciones que las tuvieran inscritas en el Libro Registro de Acciones con cinco días de antelación a aquel en el que haya de celebrarse la Junta. También tendrán derecho a asistir a la Junta los titulares de acciones que acrediten, mediante documento público, su regular adquisición de quien en el Libro Registro aparezca como titular.

Nota: La Junta se celebrará, previsiblemente, en primera convocatoria.

San Sebastián de los Reyes (Madrid), 30 de mayo de 2002.—El Secretario del Consejo de Administración, Mónica Martín de Vidales.—27.509.

APARAN, S. A.

Convocatoria de Junta general extraordinaria y ordinaria

Por acuerdo del Consejo de Administración de la sociedad, se convoca a Junta general extraordinaria y ordinaria a los accionistas de la sociedad, en el domicilio social de Santesteban (Navarra), paraje de Aparán, sin número, para el próximo día 25 de junio de 2002, a las diecisiete horas, en primera convocatoria, y el siguiente día, 26 de junio, a las diecisiete horas, en segunda convocatoria, bajo el siguiente

Orden del día

Primero.—Examen y aprobación, si procede, de las cuentas anuales relativas al ejercicio comprendido entre el 1 de enero de 2.001 y el 31 de diciembre de 2.001.

Segundo.—Acuerdo sobre distribución de resultados correspondientes al citado ejercicio, así como la aprobación, en su caso, de la gestión del Consejo de Administración.

Tercero.—Ruegos y preguntas.

Cuarto.—Aprobación del acta de la Junta o nombramiento de Interventores para ello.

Conforme a lo dispuesto en el artículo 212 del texto refundido de la Ley de Sociedades Anónimas, desde la publicación de la presente convocatoria, cualquier accionista podrá obtener de la sociedad, de forma inmediata y gratuita, los documentos que han de ser sometidos a la Junta general para su aprobación, e igualmente por escrito, con anterioridad a la celebración de la Junta o verbalmente durante la misma, los informes o aclaraciones que estimen precisos, relativos a los asuntos comprendidos en el orden del día.

Santesteban, 4 de junio de 2002.—El Presidente del Consejo de Administración, Antonio Apezteguía Lanaspa.—27.497.

APROVECHAMIENTO INDUSTRIAL DE PLANTAS TEXTILES, S. A.

Convoca Junta general ordinaria a celebrar en el domicilio social, el día 27 de junio de 2002 a las dieciocho horas, en primera convocatoria y en segunda el 28 de junio de 2002, en el mismo lugar y hora.

Orden del día

Primero.—Examen y aprobación de las cuentas anuales, propuesta de aplicación de resultados del ejercicio 2001 y gestión del Consejo de Administración.

Segundo.—Designación de auditores de cuentas de la sociedad.

Tercero.—Redacción, lectura y aprobación del acta de la sesión.

Los señores accionistas podrán examinar y, en su caso, obtener, de forma gratuita los documentos sometidos a la aprobación de la Junta, de acuerdo con la legislación vigente.

San Justo de la Vega, 31 de mayo de 2002.—El Presidente.—25.825.

ARAGONESA DE PAPEL CONTINUO Y FORMULARIOS, S. L. (Sociedad absorbente) FORMULARIOS GRÁFICOS PARA ORDENADORES, S. L. (Sociedad absorbida)

Según el artículo 242 de la Ley de Sociedades Anónimas, por remisión del artículo 94 de la Ley de Sociedades de Responsabilidad Limitada, se hace público que las Juntas generales universales y extraordinarias de socios de las sociedades «Aragonesa de Papel Continuo y Formularios, Sociedad Limitada» y «Formularios Gráficos para Ordenadores, Sociedad Limitada», celebradas el día 29 de mayo de 2002, en domicilio social, acordaron por unanimidad la fusión por absorción de «Formularios Gráficos para Ordenadores, Sociedad Limitada» por «Aragonesa de Papel Continuo y Formularios, Sociedad Limitada», con la consiguiente disolución sin liquidación de la sociedad absorbida, transmitiéndose en bloque la totalidad de su patrimonio social a la sociedad absorbente que se subrogará en todos los derechos y obligaciones de aquélla.

Se hace constar expresamente el derecho de los socios y acreedores de la sociedad a obtener el texto íntegro de los acuerdos adoptados y el Balance de fusión. Asimismo los acreedores de cada una de las sociedades que se fusionan tienen el derecho de oponerse al acuerdo de fusión en los términos previstos en el artículo 166 de la Ley de Sociedades Anónimas.

La Puebla de Alfindén, 29 de mayo de 2002.—El Presidente del Consejo de Administración de «Aragonesa de Papel Continuo y Formularios, Sociedad Limitada» y de Formularios Gráficos para Ordenadores, Antonio Murillo Alfranca.—26.019.

y 3.ª 7-6-2002

ARCOS DE LA ROMANILLA, SOCIEDAD ANÓNIMA

Convocatoria de Juntas generales ordinarias y extraordinarias

Se convoca a los señores accionistas de esta sociedad a las Juntas generales que se celebrarán en el domicilio comercial, sito en la avenida de Roquetas de Mar, 297, de Roquetas de Mar. La Junta general ordinaria se celebrará, en primera convocatoria, a las diecisiete horas del día 26 de junio de 2002, y en segunda convocatoria, al día siguiente, en el mismo lugar y hora, con el siguiente

Orden del día

Primero.—Aprobar, si procede, la gestión del órgano de administración de la sociedad.

Segundo.—Examen y aprobación, si procede, de las cuentas anuales del ejercicio cerrado el 31 de diciembre de 2001 y de la propuesta de aplicación de los resultados.

Tercero.—Ruegos y preguntas.

La Junta general extraordinaria se celebrará a las dieciocho horas del día 26 de junio de 2002 y, si procede, en segunda convocatoria, al día siguiente, en el mismo lugar y hora, con el siguiente

Orden del día

Primero.—Estudio y aprobación, de la retribución fija del Consejo de administración.

Segundo.—Ruegos y preguntas.

Los socios que lo deseen podrán examinar, en el domicilio comercial, o solicitar de la sociedad que les sea remitida, de forma gratuita, copia de los documentos que en relación a los distintos puntos que figuran en los órdenes del día van a ser sometidos a su aprobación por las Juntas.

Roquetas de Mar, 22 de mayo de 2002.—El Presidente del Consejo de Administración, José Antonio Pomares López.—25.908.

AREXPLAST, SOCIEDAD ANÓNIMA

Se convoca a los señores accionistas a la Junta general ordinaria, que se celebrará en el domicilio social el día 29 de junio de 2002, a las doce horas, en primera convocatoria, y al día siguiente, en el mismo lugar y hora, en segunda convocatoria, con el siguiente

Orden del día

Primero.—Censura de la gestión social y exposición del informe de gestión.

PROPUESTA DE TEXTO ÍNTEGRO DE ACUERDOS QUE SE EFECTÚA POR EL CONSEJO DE ADMINISTRACIÓN A LA JUNTA GENERAL ORDINARIA Y EXTRAORDINARIA DE ACCIONISTAS DEL DÍA 24 DE JUNIO DE 2002

. I.- Examen y aprobación, en su caso, de las Cuentas Anuales (Memoria, Balance y Cuenta de Pérdidas y Ganancias) y del Informe de Gestión tanto de Antena 3 de Televisión, S.A. como de su Grupo Consolidado de Sociedades, y de la gestión del Consejo de Administración, todo ello referido al ejercicio económico 2001.

Aprobar las Cuentas (Memoria, Balance y Cuentas de Pérdidas y Ganancias) y el Informe de Gestión de Antena 3 de Televisión, S.A. y de su Grupo de Sociedades Consolidado, correspondiente al ejercicio 2001, tal y como han sido formuladas por Consejo de Administración y aprobar la gestión del referido órgano. Aprobar, asimismo, la gestión del Consejo de Administración.

II.- Aprobación en su caso de la Propuesta de Aplicación del resultado de Antena 3 de Televisión, S.A. correspondiente al ejercicio económico de 2001.

Destinar los beneficios obtenidos que ascienden a 39.416.219 euros a:

- 2 euros a Reserva Legal

- 20.000.160 euros a la distribución de dividendos, esto es, a distribuir un dividendo de doce céntimos de euro por acción. Pese a la existencia en la sociedad de una autocartera (que asciende a 1.444.500 acciones) cuyo derecho al dividendo se distribuye entre el resto de las acciones, el dividendo por acción con derecho a dividendo (que son un total de 165.223.500 acciones) no varía y continúa ascendiendo a 12 céntimos de euro por acción por aplicación de las reglas de redondeo del euro.

- 19.416.057 euros a Reserva Voluntaria.

El dividendo será satisfecho en un solo pago, a partir del día 1 de julio 2002, mediante transferencia bancaria, para lo cual la sociedad se dirigirá a los accionistas, a los domicilios que consten en los Libros Registros de Socios, para facilitar la tarea del pago y pondrá a disposición de estos accionistas la colaboración de la oficina de atención al accionista

En las comunicaciones que se efectúen se recordará a los accionistas que los dividendos que queden pendientes de pago por no responder sus titulares quedarán reservados a favor de los titulares de las acciones o de sus posibles sucesores legales, hasta haberse cumplido el plazo de prescripción de este derecho, que el artículo 947 del Código de Comercio establece en cinco años, contados desde el día señalado para comenzar su cobro, esto es, el 1 de julio de 2002.

III.- Reelegir a la firma Arthur Andersen como Auditores tanto de "Antena 3 de Televisión, S.A." como de su Grupo Consolidado de Sociedades, al amparo de lo previsto en los artículos 42 del Código de Comercio y 204 de la Ley de Sociedades Anónimas.

Proceder a reelegir a la entidad "Arthur Andersen S.L. " de conformidad con lo dispuesto en el artículo 204 de la ley de Sociedades Anónimas y en el artículo 153 del Reglamento del Registro Mercantil, en el cargo de Auditor para la verificación de las cuentas anuales tanto de Antena 3 de Televisión como de su Grupo consolidado de Sociedades, por el plazo de un año, es decir para las del ejercicio en curso.

IV.- Fijación del número de miembros del Consejo de entre el mínimo y máximo establecido en los estatutos. Nombramiento, ratificación y dimisión de Consejeros.

Se propone mantener en 13 miembros el número de Consejeros del Consejo de Administración, dentro por ello de los límites contenidos en los estatutos.

Se propone ratificar en su cargo por el plazo estatutario de cinco años como Consejero de la sociedad a la sociedad RTL GROUP COMMUNICATIONS, S.L. unipersonal, designada por cooptación en el Consejo de 30 de mayo de 2002, como consecuencia de la dimisión de D. Alejandro Kindelán Jaquotot.

Se comunica las dimisiones presentadas a sus cargos como Consejeros por D. Luis Velo Puig-Durán, mediante carta de 24 de junio de 2002; por D. Enrique Álvarez López presentada por carta de 21 de junio de 2002 y por D. Carles Vilarribí Carrió por carta de 24 de junio de 2002. La Junta agradece los servicios prestados por los tres en el ejercicio de sus cargos.

Quedan, como consecuencia de lo anterior, tres vacantes en el Consejo que se proponen cubrir con los nombramiento como Consejeros de la Sociedad por plazo de cinco años de D. Ernesto Sáenz de Buruaga Bustamante, de D. Luis Blasco Bosqued y de D. Daniel García- Pita Pemán.

Dado que están próximos a vencer los nombramientos como Consejeros de D. Joan David Grima Terré y D. Jorge Calvet Spinach, se propone su reelección por el plazo de cinco años.

V.- Autorización para la adquisición derivativa de acciones propias, directamente o a través de Sociedades del Grupo.

Autorizar al Consejo de Administración de la Sociedad para que pueda adquirir, bien directamente por la Sociedad, bien a través de sus sociedades filiales, acciones de la propia Antena 3 de Televisión, S.A., con el límite máximo del 10% previsto por la Ley para sociedades no cotizadas y por un precio mínimo de 8 euros por acción y máximo de 11 euros por acción

La duración de la presente autorización será de 18 meses a partir de la fecha de la celebración de la presente Junta.

VI.- Modificación de los siguientes artículos de los Estatutos Sociales.

Este apartado es objeto de desarrollo específico e individual en el Informe que asimismo se ha emitido por este Consejo de Administración de 30 de mayo de 2002.

Se propone aprobar la redacción de los artículos estatutarios que consta en el mencionado Informe.

VII .- Fijación de la dieta de asistencia a Consejos y Comisiones.

Fijar la dieta bruta por asistencia al Consejo en la cantidad de 3.000 euros por asistente y reunión.

Fijar la dieta bruta por asistencia a la Comisión Ejecutiva en la cantidad de 3.600 euros por asistente y reunión.

VIII- Delegación de facultades para formalizar, subsanar y ejecutar los acuerdos adoptados por la Junta General de Accionistas.

Facultar en la forma más amplia y eficaz posible en derecho, con carácter solidario, al Presidente del Consejo de Administración y al Secretario de este órgano, para que cualquiera de ellos, de modo indistinto, puedan comparecer ante Notario Público y otorgar la escrituras públicas necesarias para la formalización de los acuerdos que así lo requieran, incluyendo las de aclaración, subsanación y rectificación, para su más exacto cumplimiento y para la inscripción de los mismos en el Registro Mercantil.

INFORME DEL CONSEJO DE ADMINISTRACIÓN DE ANTENA 3 DE TELEVISIÓN, S.A. ELEBORADO DE CONFORMIDAD Y EN CUMPLIMIENTO DEL ARTÍCULO 144 DEL TEXTO REFUNDIDO DE LA LEY DE SOCIEDADES ANÓNIMAS, SOBRE LA MODIFICACIÓN DE LOS ESTATUTOS SOCIALES QUE SE PROPONE

CONSEJO DE ADMINISTRACIÓN DE 30 DE MAYO DE 2002

PRIMERO.- En cumplimiento de lo dispuesto en le artículo 144 del Texto Refundido de la Ley de Sociedades Anónimas, el Consejo de Administración de la Sociedad, en su reunión de 30 de mayo de 2002, aprueba y formula el presente informe justificativo de la propuesta de modificación de los Estatutos Sociales, incluida como punto sexto en el Orden del día de la Junta General de Accionistas de la Entidad, a celebrar el día 24 de junio de 2002, en primera convocatoria, según la siguiente redacción:

Modificación de los siguientes artículos de los Estatutos Sociales.

Art. 23.- Presidencia de la Junta

Art. 30.- Convocatoria y Quórum de las reuniones del Consejo de Administración.

Art. 32.- Remuneración de los miembros del Consejo y de la Comisión Ejecutiva.

Disposición final.- referida al sometimiento arbitral para las cuestiones relativas a los Estatutos Sociales.

SEGUNDO.- REDACCIÓN PROPUESTA

La redacción que se propone es la que se describe a continuación en la que se ha marcado en negrita para su más fácil localización los aspectos nuevos que se incorporan. En el caso del artículo 32 como lo que se propone es una nueva y completamente diferente redacción se indica en cursiva la existente antes y en negrita la nueva que se propone. Por su parte, para la Disposición Final la propuesta es de eliminarse indicándose en cursiva para su más fácil seguimiento, el texto que se propone suprimir.

Artículo 23.- PRESIDENTE Y SECRETARIO DE LA JUNTA.- Actuarán de Presidente y Secretario en las Juntas Generales de Accionistas, tanto ordinarias como extraordinarias, quienes lo sean del Consejo de Administración. En el supuesto de ausencia o imposibilidad **de asistencia del Presidente**, presidirá la Junta el Vicepresidente del Consejo de Administración, **en el caso de que este cargo estuviera proveído. En caso de no existir o no asistir tampoco el Vicepresidente, actuará de Presidente el socio o persona con derecho a asistencia que elijan los asistente. En caso de ausencia o imposibilidad de asistencia del Secretario,** actuará de Secretario el socio o persona con derecho de asistencia que elijan los asistentes para cada caso.

Artículo 30 .- CONVOCATORIA Y QUÓRUM DE LAS REUNIONES DEL CONSEJO DE ADMINISTRACIÓN.

El Consejo de Administración se reunirá siempre que lo exija el interés de la Sociedad, y por lo menos cuatro veces al año, en el domicilio social o en cualquier otro lugar, correspondiendo convocarlo al Presidente, o a quien haga sus veces. **Asimismo el Presidente deberá necesariamente convocarlo siempre que lo soliciten dos de sus miembros**. La convocatoria se hará con cinco días de antelación al menos, a la fecha de la reunión, **salvo en casos de extraordinaria urgencia, en los que la antelación podrá reducirse a 24 horas. En todos los casos, en la convocatoria** se indicará, la fecha de la reunión, indicando lugar y hora de la reunión. Tales formalidades no serán necesarias cuando, estando reunidos todos los Consejeros, decidan por unanimidad celebrar sesión del Consejo.

El Consejo sólo podrá deliberar válidamente cuando concurran a él, presentes o representados, la mitad más uno de los miembros del mismo. La representación deberá ser por escrito y para cada sesión y a favor de otro Consejero.

Los acuerdos se tomarán por mayoría absoluta de los votos que ostenten los presentes y representados, salvo en el caso de delegación permanente de alguna facultad del Consejo de Administración en la Comisión Ejecutiva o en el Consejero o Consejeros Delegados, y la designación de los Consejeros que hayan de ocupar tales cargos, siendo preciso en tales supuestos el voto favorable de las dos terceras partes de los componentes del Consejo.

La votación por escrito y sin sesión será admitida cuando ningún Consejero se oponga a este procedimiento.

Las deliberaciones y acuerdos del Consejo se llevarán a un Libro de Actas y cada Acta será firmada por el Presidente y el Secretario o por quienes les hubiesen sustituido

Artículo 32.- REMUNERACIÓN DE LOS MIEMBROS DEL CONSEJO Y DE LA COMISIÓN EJECUTIVA.

REDACCIÓN ANTIGUA

El cargo de Consejero será retribuido, correspondiendo al Consejo el tres por ciento de los beneficios líquidos, en los términos previstos por el artículo 130 de la Ley.

También es retribuido el cargo de miembro de la Comisión Ejecutiva. La Comisión percibirá el dos por ciento de los beneficios líquidos, en los términos previstos por el artículo 130 de la Ley.

NUEVA REDACCIÓN

La retribución de los Consejeros consistirá en dietas por asistencia a las sesiones del Consejo de Administración, cuya cuantía se decidirá por la Junta General de Accionistas para cada año o con validez para los ejercicios que la propia Junta establezca, pudiendo establecerse dietas distintas para unos y otros Consejeros

También se retribuirá a los miembros de la Comisión Ejecutiva mediante dietas de asistencia a las sesiones de la Comisión, cuya cuantía se decidirá por la Junta General de Accionistas para cada año o con validez para los ejercicios que la propia Junta establezca, pudiendo establecerse dietas distintas para unos y otros miembros de la Comisión ejecutiva.

La retribución como Consejero prevista en este artículo es independiente de cualquier otra retribución que por motivos de relación laboral o prestación de servicios puedan percibirse.

DISPOSICIÓN FINAL.- Se suprime su contenido.

REDACCIÓN ANTIGUA

Todas las cuestiones que surjan en la interpretación y aplicación de estos Estatutos en la relaciones entre la Sociedad y los socios y entre estos por su condición de tales, y en la medida en que lo permitan las disposiciones vigentes, se someterán necesariamente a arbitraje de derecho, regulado por la Ley de 5 de diciembre de 1988, quedando obligados los socios interesados en tales cuestiones a realizar los actos necesarios para la formalización del compromiso.

TERCERO.- JUSTIFICACIÓN DE LA PROPUESTA

Las modificaciones que se proponen del los Estatutos Sociales pretenden adaptar los mismos al funcionamiento actual de la Compañía.

1. En primer lugar, con la modificación del artículo 23 se pretende adaptar el título del mismo a su contenido, ya que éste se refiere a la Presidencia y a la Secretaria de la Junta.

   Por otra parte como no existe actualmente el cargo de Vicepresidente, se añade la expresión: "en el caso de que estuviera proveído" cuando se refiere a la posibilidad de que éste presida la Junta en el caso de ausencia del Presidente.

   Por último y en todo caso, hay que prever la regulación caso de inexistencia o ausencia del Vicepresidente.

2. Las modificaciones que se proponen para el artículo 30 lo que persigue es permitir un menor plazo en las convocatorias de Consejos que sean urgentes en línea con la práctica habitual en la mayor parte de las sociedades españolas.

   Por otra parte se ha incluido la obligatoriedad de convocar Consejo cuando lo soliciten un determinado número de Consejeros, con el fin de favorecer el derecho y obligación de los consejeros de participar en la vida societaria y acceder a las informaciones que consideren conveniente recibir.

   También se recoge la posibilidad de celebrar Consejo sin sesión, siempre que no haya oposición por parte de ningún Consejero, posibilidad que recoge el artículo 140 de la Ley de Sociedades Anónimas pero que se enfatiza incluyéndolo en los Estatutos, lo cual es de mucha utilidad para aquellos casos en los que se trata de adoptar decisiones puramente formales que no dan lugar a ningún tipo de objeción y que tiene la conformidad de todos los Consejeros.

3. La modificación del artículo 32 que establece la remuneración de los Consejeros y los miembros de la Comisión Ejecutiva, a través de dietas de asistencia, pretende racionalizar este tipo de remuneración haciendo depender su cuantía del grado de participación en ambos órganos de gobierno.

4. En cuanto a la supresión de la disposición final, lo que persigue es que sean los tribunales de Justicia los que decidan cualquier controversia que pudiera surgir en la interpretación y aplicación de los estatutos.

Madrid, a 30 de mayo de 2002
El Consejo de Administración

PROPUESTA DE MODIFICACIÓN DEL ARTÍCULO 32 DE LOS ESTATUTOS SOCIALES

La posible modificación de los estatutos sociales para cambiar el sistema de retribución debe necesariamente ser aprobada por la Junta General de accionistas y exige la previa elaboración de un Informe justificativo por parte del Consejo que proponga la modificación. La propuesta debe figurar en el Orden del día de la Junta, con la mayor claridad posible, y los accionistas tienen derecho a obtener copia de ese informe a partir de la publicación en el BORME del anuncio de convocatoria.

Redacción actual

"El cargo de Consejero será retribuido, correspondiendo al Consejo el tres por ciento de los beneficios líquidos, en los términos previstos en el artículo 130 de la Ley.
También es retribuido el cargo de miembro de la Comisión Ejecutiva. La Comisión percibirá el dos por ciento de los beneficios líquidos, en los términos previstos en el artículo 130 de la Ley."

Redacción alternativa

"El cargo de miembro del Consejo de Administración y de la Comisión Ejecutiva será retribuido. La retribución consiste en:

- *Una cantidad fija por asistencia a las reuniones del Consejo y de la Comisión Ejecutiva. Esta cantidad se percibirá exclusivamente por los miembros del Consejo y de la Comisión Ejecutiva que asistan a cada reunión.*

La Junta General determinará la cantidad fija por asistencia a las reuniones."

Nota:
La determinación de las cuantías corresponde a la Junta General, sin posibilidad de delegación en el Consejo. No es preciso, sin embargo, que la Junta establezca las cuantías cada año, si éstas no varían, entendiéndose prorrogadas de un ejercicio para otro las inicialmente fijadas.

La redacción alternativa propuesta permite elaborar el Informe justificando la necesidad de modificación estatutaria para evitar que la aplicación de la actual redacción del artículo 32 conllevase, en el supuesto de distribución de dividendos en ejercicios en los que la Compañía obtenga beneficios muy significativos, retribuciones por importes totales con incidencia en la cuenta de resultados.
Se establece, en su lugar, una retribución por asistencia a las reuniones, justificada por la dedicación de los miembros de los órganos de administración a la gestión de la Compañía, y aquilatada en su cuantía a la necesidad de ofrecer compensación suficiente a personas de talla profesional reconocida.

A esos efectos, la propuesta del Consejo de Administración a la Junta General se debe concretar a la aprobación del texto alternativo y a la fijación del importe de las dietas:

Por asistencia a las reuniones del Consejo de Administración: .... € brutos

Por asistencia a las reuniones de la Comisión Ejecutiva: .... € brutos

03 SEP 30 AM 7:21

Shareholders' Ordinary General Meeting held on 24th April 2003

- Summons
    - Cinco Dias
    - Ad inserted in the Official Gazette of the Mercantile Registry
- Proposal for the Full Text of the Resolutions of the Board of Directors

propuestas y del preceptivo informe justificativo que han de ser sometidos a la aprobación de la misma. Igualmente, tienen derecho a la entrega de un envío gratuito de los mismos.

Huesca, 13 de marzo de 2003.–El Secretario del Consejo de Administración, José María Artero Lasaosa.–12.652.

ALADINO DE INVERSIONES, SIMCAV, S. A.

Junta general ordinaria y extraordinaria

Por acuerdo del Consejo de Administración de la Sociedad, se convoca a los señores accionistas a Junta General Ordinaria y Extraordinaria, a celebrar en el domicilio social, Calle Padilla, 17, en Madrid, el día 9 de junio de 2.003, a las 17 horas, en primera convocatoria, o el siguiente día, 10 de junio de 2.003, en el mismo lugar y a la misma hora, en segunda convocatoria, para deliberar y adoptar los acuerdos que procedan sobre el siguiente

Orden del día

Primero.–Examen y aprobación, si procede, de las Cuentas Anuales y la Propuesta de Aplicación del Resultado correspondiente al ejercicio de 2.002.
Segundo.–Aprobación de la gestión del Consejo de Administración.
Tercero.–Nombramiento o renovación de Auditores.
Cuarto.–Renuncia, nombramiento o renovación de administradores.
Quinto.–Autorización para la adquisición derivativa de acciones propias.
Sexto.–Regulación del Comité de Auditoría y consiguiente modificación de los Estatutos Sociales. Delegación de facultades.
Séptimo.–Aprobación del Acta de la Junta. Se recuerda a los señores accionistas respecto del derecho de asistencia, que podrán ejercitarlo de conformidad con los Estatutos Sociales y la legislación aplicable, pudiendo examinar, en el domicilio social, el texto íntegro de la modificación estatutaria propuesta y el informe sobre la misma, así como el informe del Auditor de Cuentas. Asimismo podrán solicitar la entrega o el envío gratuito de dichos documentos.

Madrid, 14 de marzo de 2003.–El Secretario del Consejo de Administración, María Luisa Vaca de Osma Ulacia.–12.063.

ALCOY COCENTAINA GAS, S. A.

Junta General Ordinaria y Extraordinaria

Por acuerdo del Consejo de Administración se convoca Junta General Ordinaria y Extraordinaria de Accionistas, a celebrar en el Colegio Mayor Ovidi Montllor, Calle San Juan de Ribera nº 11 de Alcoy, el día 24 de abril de 2.003, a las trece, en primera convocatoria, y en segunda convocatoria, si procediere, a la misma hora y lugar, el día 25 de abril, con arreglo al siguiente

Orden del día

Primero.–Aprobar la Memoria, Balance y Cuenta de Pérdidas y Ganancias y distribución de resultados correspondiente al ejercicio económico de 2.002, así como las gestiones realizadas por el Consejo de Administración.
Segundo.–Disolución de la sociedad por acuerdo expreso de la Junta General y aprobación del Balance de liquidación.
Tercero.–Nombramiento de liquidadores para que lleve a cabo todas las operaciones necesarias para la liquidación de la mercantil.
Cuarto.–Liquidación de la sociedad y adjudicaciones en concepto de liquidación.
Quinto.–Facultar a cualquiera de los liquidadores para la ejecución de estos acuerdos mediante su elevación a escritura pública e inscripción en los Registros correspondientes.
Sexto.–Redacción y aprobación, si procede, del acta de la Junta.

Se hace constar que cualquier accionista podrá obtener de la sociedad, en el domicilio social de la misma, de forma inmediata y gratuita, los documentos que han de ser sometidos a la Junta que se convoca, y de pedir la entrega o el envío gratuito de dichos documentos.

En Alcoy, 13 de marzo de 2003.–El Secretario del Consejo de Administración G.I. Carrera, S.A. José Luis Córcoles Bordera.–12.625.

ALEDAÑOS DE INVERSIÓN, SIMCAV, S. A.

Junta general ordinaria y extraordinaria

Por acuerdo del Consejo de Administración de la Sociedad, se convoca a los señores accionistas a Junta General Ordinaria y Extraordinaria, a celebrar en el domicilio social, Calle Padilla, 17, en Madrid, el día 9 de junio de 2.003, a las 13,30 horas, en primera convocatoria, o el siguiente día, 10 de junio de 2.003, en el mismo lugar y a la misma hora, en segunda convocatoria, para deliberar y adoptar los acuerdos que procedan sobre el siguiente

Orden del día

Primero.–Examen y aprobación, si procede, de las Cuentas Anuales y la Propuesta de Aplicación del Resultado correspondiente al ejercicio de 2.002.
Segundo.–Aprobación de la gestión del Consejo de Administración.
Tercero.–Nombramiento o renovación de Auditores.
Cuarto.–Renuncia, nombramiento o renovación de administradores.
Quinto.–Autorización para la adquisición derivativa de acciones propias.
Sexto.–Regulación del Comité de Auditoría y consiguiente modificación de los Estatutos Sociales. Delegación de facultades.
Séptimo.–Aprobación del Acta de la Junta. Se recuerda a los señores accionistas respecto del derecho de asistencia, que podrán ejercitarlo de conformidad con los Estatutos Sociales y la legislación aplicable, pudiendo examinar, en el domicilio social, el texto íntegro de la modificación estatutaria propuesta y el informe sobre la misma, así como el informe del Auditor de Cuentas. Asimismo podrán solicitar la entrega o el envío gratuito de dichos documentos.

Madrid, 14 de marzo de 2003.–El Secretario del Consejo de Administración, Fernando Godino Reyes.–12.064.

ALEGRANZA DE INVERSIONES, SIMCAV, S.A.

Junta General Ordinaria y Extraordinaria

Por acuerdo del Consejo de Administración de la Sociedad, se convoca a los señores accionistas a Junta General Ordinaria y Extraordinaria, a celebrar en el domicilio social, Calle Padilla, 17, en Madrid, el día 9 de junio de 2.003, a las 16,30 horas, en primera convocatoria, o el siguiente día, 10 de junio de 2.003, en el mismo lugar y a la misma hora, en segunda convocatoria, para deliberar y adoptar los acuerdos que procedan sobre el siguiente

Orden del día

Primero.–Examen y aprobación, si procede, de las Cuentas Anuales y la Propuesta de Aplicación del Resultado correspondiente al ejercicio de 2.002.
Segundo.–Aprobación de la gestión del Consejo de Administración.
Tercero.–Nombramiento o renovación de Auditores.
Cuarto.–Renuncia, nombramiento o renovación de administradores.
Quinto.–Autorización para la adquisición derivativa de acciones propias.
Sexto.–Regulación del Comité de Auditoría y consiguiente modificación de los Estatutos Sociales. Delegación de facultades.
Séptimo.–Aprobación del Acta de la Junta.

Se recuerda a los señores accionistas respecto del derecho de asistencia, que podrán ejercitarlo de conformidad con los Estatutos Sociales y la legislación aplicable, pudiendo examinar, en el domicilio social, el texto íntegro de la modificación estatutaria propuesta y el informe sobre la misma, así como el informe del Auditor de Cuentas. Asimismo, podrán solicitar la entrega o el envío gratuito de dichos documentos.

Madrid, 14 de marzo de 2003.–La Secretaria del Consejo de Administración, Azucena Jaén Estaca.–12.065.

ALMACENES DE RUTE, SOCIEDAD ANÓNIMA

Convocatoria a Junta General de Accionistas de esta entidad a celebrar el 29 de abril de 2003 en su sede social, en carretera Lucena-Loja, kilómetro 19, a las doce horas en primera convocatoria y a la misma hora del día siguiente en segunda, con el siguiente

Orden del día

Primero.–Informe del Presidente de la Sociedad.
Segundo.–Examen y aprobación, si procede, de las cuentas anuales, informe de gestión y propuesta de aplicación del resultado del ejercicio 2002.
Tercero.–Delegación de facultades para la formalización, inscripción o ejecución de los acuerdos adoptados por la Junta.
Cuarto.–Ruegos y preguntas.
Quinto.–Redacción, lectura y aprobación, si procede, del acta de la Junta.

Rute, 26 de marzo de 2003.–El Presidente del Consejo de Administración, Diego Molina Pérez.–12.043.

ANTENA 3 DE TELEVISIÓN, S. A.

Convocatoria de Junta General Ordinaria de Accionistas

Por acuerdo del Consejo de Administración, se convoca Junta General Ordinaria de Accionistas, que se celebrará, en primera convocatoria, el día 24 de abril de 2003, a las 12.30 horas, en el domicilio social, San Sebastián de los Reyes (Madrid), Avenida Isla Graciosa s/n, y en su caso, en segunda convocatoria, el siguiente día 25 de abril de 2003, a la misma hora y en el mismo lugar, a fin de deliberar y resolver sobre los asuntos comprendidos en el siguiente

Orden del día

Primero.–Examen y aprobación, en su caso, de las Cuentas Anuales (Memoria, Balance y Cuenta de Pérdidas y Ganancias) y del Informe de Gestión tanto de Antena 3 de Televisión, S.A. como de su Grupo Consolidado de Sociedades, de la Propuesta de Aplicación del resultado de Antena 3 de Televisión, S.A. y de la gestión del Consejo de Administración, todo ello referido al ejercicio económico 2002.
Segundo.–Reelección o designación de Auditores de Cuentas para el ejercicio 2003 tanto de «Antena 3 de Televisión, S.A.» como de su Grupo Consolidado de Sociedades.
Tercero.–Nombramiento, ratificación y dimisiones de Consejeros.
Cuarto.–Autorización para la adquisición derivativa de acciones propias, directamente o a través de Sociedades del Grupo.

Quinto.—Delegación de facultades para formalizar, subsanar y ejecutar los acuerdos adoptados por la Junta General de Accionistas.

Intervención de Notario en la Junta: El Consejo de Administración ha acordado requerir la presencia de Notario para que levante acta de la Junta, de conformidad con lo dispuesto en el artículo 114 de la Ley de Sociedades Anónimas en relación con los artículos 101 y 103 del Reglamento del Registro Mercantil.

Derecho de información: De conformidad con lo dispuesto en el artículo 212 de la Ley de Sociedades Anónimas, se hace constar que los accionistas tienen derecho a obtener y examinar en el domicilio social de la Compañía, o solicitar a ésta que les sea remitida de forma inmediata y gratuita, copia de los documentos que van a ser sometidos a aprobación de la Junta cuya entrega prevé el citado artículo de la Ley, expresamente las Cuentas Anuales individual y consolidadas, los Informes de Gestión, individual y consolidado, y los Informes de los Auditores de Cuentas, individual y consolidado.

Requisitos para la asistencia a la Junta General: Tendrán derecho a asistir a la Junta General los señores accionistas titulares de acciones que las tuvieran inscritas en el Libro Registro de Acciones con cinco días de antelación a aquél en el que haya de celebrarse la Junta. También tendrán derecho a asistir a la Junta los titulares de acciones que acrediten, mediante documento público, su regular adquisición de quien en el Libro Registro aparezca como titular.

Nota: La Junta se celebrará, previsiblemente, en primera convocatoria.

San Sebastián de los Reyes (Madrid), 1 de abril de 2003.—El Secretario del Consejo de Administración.—12.595.

ARALAR DE INVERSIONES, SIMCAVF, S.A. (Antes SIMCAV)

Junta General Ordinaria y Extraordinaria

Por acuerdo del Consejo de Administración de la Sociedad, se convoca a los señores accionistas a Junta General Ordinaria y Extraordinaria, a celebrar en el domicilio social, Calle Padilla, 17, en Madrid, el día 9 de junio de 2.003, a las 18,30 horas, en primera convocatoria, o el siguiente día, 10 de junio de 2.003, en el mismo lugar y a la misma hora, en segunda convocatoria, para deliberar y adoptar los acuerdos que procedan sobre el siguiente

Orden del día

Primero.—Examen y aprobación, si procede, de las Cuentas Anuales y la Propuesta de Aplicación del Resultado correspondiente al ejercicio de 2.002.

Segundo.—Aprobación de la gestión del Consejo de Administración.

Tercero.—Nombramiento o renovación de Auditores.

Cuarto.—Renuncia, nombramiento o renovación de administradores.

Quinto.—Autorización para la adquisición derivativa de acciones propias.

Sexto.—Regulación del Comité de Auditoría y consiguiente modificación de los Estatutos Sociales. Delegación de facultades.

Séptimo.—Aprobación del Acta de la Junta.

Se recuerda a los señores accionistas respecto del derecho de asistencia, que podrán ejercitarlo de conformidad con los Estatutos Sociales y la legislación aplicable, pudiendo examinar, en el domicilio social, el texto íntegro de la modificación estatutaria propuesta y el informe sobre la misma, así como el informe del Auditor de Cuentas. Asimismo, podrán solicitar la entrega o el envío gratuito de dichos documentos.

Madrid, 14 de marzo de 2003.—La Secretaria del Consejo de Administración, María Luisa Vaca de Osma Ulacia.—12.066.

ARTAI 2000, S.I.M.C.A.V., SOCIEDAD ANÓNIMA

Convocatoria a Junta General Ordinaria de Accionistas

Por acuerdo del Consejo de Administración de la sociedad se convoca Junta General Ordinaria de accionistas, que tendrá lugar en el domicilio social, Paseo de la Castellana, 89, de Madrid, a las dieciocho horas del día 5 de mayo de 2003, en primera convocatoria, y el día 6 de mayo de 2003, a la misma hora y en el mismo lugar en segunda convocatoria, con el siguiente

Orden del día

Primero.—Examen y aprobación, en su caso, de la Memoria, Balance, Cuenta de Pérdidas y Ganancias, informe de gestión, y propuesta de aplicación de resultados correspondientes al ejercicio de 2002, así como de la gestión del Consejo de Administración.

Segundo.—Nombramiento, ratificación, reelección y cese de Consejeros.

Tercero.—Nombramiento, o en su caso, reelección de Auditores de Cuentas de la Sociedad.

Cuarto.—Modificar mediante texto refundido el Título V de los Estatutos sociales, al objeto de añadir un artículo 18 bis dedicado al Comité de Auditoría, modificar el epígrafe del Título V y desglosar dicho Título V en dos Secciones.

Quinto.—Condicionar la eficacia de los acuerdos del punto cuarto anterior, a la obtención de la preceptiva autorización de la Comisión Nacional del Mercado de Valores.

Sexto.—Autorización a la sociedad gestora, de forma expresa y con carácter previo, para la realización de las operaciones vinculadas que se señalan en el artículo 58.4 del Reglamento de la Ley de Instituciones de Inversión Colectiva, a los efectos previstos en dicho artículo.

Séptimo.—Autorización al Consejo de Administración para la interpretación, subsanación, complemento, ejecución y desarrollo de los acuerdos que se adopten por la Junta, y concesión de facultades para la elevación a instrumento público y ejecución de los acuerdos que adopte la Junta.

Octavo.—Lectura y aprobación, en su caso, del acta de la Junta.

Se recuerda a los Señores accionistas respecto del derecho de asistencia, que podrán ejercitarlo de conformidad con los Estatutos sociales y la legislación aplicable.

Tendrá derecho de asistencia todo accionista que tenga inscritas sus acciones en el Registro Contable correspondiente, como mínimo, cinco días antes de aquel en que se haya de celebrar la Junta.

Cualquier accionista puede examinar en el domicilio social u obtener de la sociedad, de forma inmediata y gratuita, los documentos que han de ser sometidos a la aprobación de la Junta, incluyendo el texto íntegro de las modificaciones estatutarias propuestas, el informe sobre las mismas del Consejo de Administración, el informe de gestión y el informe de los auditores de cuentas, que estarán a su disposición desde la fecha de esta convocatoria.

Madrid, a 3 de marzo de 2003.—El Secretario del Consejo de Administración, Doña Alicia Arriero Rubio.—11.773.

ASTE HOLIDAYS, SOCIEDAD ANÓNIMA

Junta General Ordinaria

El Administrador único de la mercantil Aste Holidays, Sociedad Anónima, convoca a Junta General ordinaria, para el próximo día 26 de abril de 2003, en primera convocatoria en los locales de la sociedad, en Playa de San Juan (Alicante), Avenida de Benidorm, 18, fase 6.°, bajo, a las nueve de la mañana, y para el día siguiente 27 de abril de 2003 en el mismo lugar y hora, en segunda, con el siguiente

Orden del día

Primero.—Lectura y aprobación, si procede, de la Memoria, Balance, Cuenta de resultados y aplicación de los mismos, correspondientes al ejercicio del año 2002.

Segundo.—Lectura y aprobación, si procede, del acta de la reunión.

Los accionistas tienen acceso a la documentación relativa a los puntos sobre los que va a tratar la Junta en las oficinas sociales de Madrid, calle Orense, 18, 1.° A los que lo soliciten se les enviará esta documentación, gratis, por correo.

Madrid, 27 de marzo de 2003.—El Administrador único, Don Jesús Munárriz López.—12.095.

ATLÁNTICA DE CULTURA, S. A.

El Consejo de Administración de la sociedad, celebrado el día 11 de marzo de 2003, ha acordado convocar la Junta general ordinaria de accionistas para el próximo día 22 de mayo, a la 17 horas, en el domicilio social, sito en Madrid, calle Francisco de Rojas, 3, 1.° Izda., en primera convocatoria, y para el inmediato siguiente, a la misma hora y lugar, en segunda, bajo el siguiente

Orden del día

Primero.—Censura de la gestión social y aprobación, en su caso, de las cuentas anuales abreviadas del ejercicio económico correspondiente al año 2002. Aplicación del resultado habido en el referido ejercicio social.

Segundo.—Propuesta de renovación o nombramiento de nuevos Administradores, si procede.

Tercero.—Renovar la facultad concedida al Consejo de Administración para que, en el plazo de 5 años, es decir, hasta el 22 de mayo de 2008, sin previa autorización de la Junta, pueda aumentar el capital social en una o varias veces, hasta un 50% más, mediante aportaciones dinerarias, de acuerdo con lo preceptuado en el art. 153, b) de la vigente Ley de Sociedades Anónimas. Dejar sin efecto, en la cantidad no utilizada, la facultad concedida al Consejo de Administración por la Junta general ordinaria del 30 de mayo de 2001.

Cuarto.—Ruegos y preguntas.

Quinto.—Redacción, lectura y aprobación del acta de la propia Junta.

Se hace constar el derecho que asiste a los accionistas de obtener de la sociedad los documentos que han de ser sometidos a la aprobación de la Junta, en cumplimiento de lo establecido en los arts. 144 y 212 de la vigente Ley de Sociedades Anónimas. Podrán asistir a la Junta los accionistas que con tres días de antelación, tengan depositadas sus acciones en entidad autorizada o en el domicilio social.

Madrid, 1 de abril de 2003.—El Secretario no Consejero del Consejo de Administración, D.ª Beatriz Gil Méndez.—12.085.

AYEDO DE INVERSIONES, SIMCAV, S. A.

Junta General Ordinaria y Extraordinaria

Por acuerdo del Consejo de Administración de la Sociedad, se convoca a los señores accionistas a Junta General Ordinaria y Extraordinaria, a celebrar en el domicilio social, Calle Padilla, 17, en Madrid, el día 9 de junio de 2.003, a las 17,30 horas, en primera convocatoria, o el siguiente día, 10 de junio de 2.003, en el mismo lugar y a la misma hora, en segunda convocatoria, para deliberar y adoptar los acuerdos que procedan sobre el siguiente

Orden del día

Primero.—Examen y aprobación, si procede, de las Cuentas Anuales y la Propuesta de Aplicación del Resultado correspondiente al ejercicio de 2.002.

Más de una decena de municipios pequeños, desperdigados por el territorio nacional, sobre todo en Andalucía y Cataluña, y algunas ciudades de mediano tamaño, como Córdoba y Albacete, ensayan fórmulas de participación ciudadana directa en la elaboración de los presupuestos. Ciudadanos de a pie que ocupan los puestos de concejales y proponen inversiones al pleno municipal en un ejercicio de democracia participativa. Los presupuestos participativos siguen la experiencia de Porto Alegre, en Brasil. Una ciudad con 1,3 millones de habitantes en la que se llevan invertidos desde 1989 más de 1.000 millones de dólares bajo este modelo. Las próximas elecciones autonómicas y municipales de mayo sirven para que muchos candidatos a alcaldes hayan introducido esta fórmula en sus programas. La idea está calando en grandes ciudades como Madrid.

Presupuestos a la carta para ciudadanos de a pie

Bernardo Díaz Madrid

Llevar las cuentas del hogar exige organización y, sobre todo, saber cuáles son las prioridades de gasto. Cuando se trata de dinero público, la organización adquiere mayor relevancia. Los presupuestos de países, regiones y municipios están elaborados por funcionarios expertos, técnicos en la materia, a las órdenes de una legión de políticos que aportan la ideología dominante del momento.

Sin embargo, en muchos casos, permanece la duda de si, en verdad, están sujetándose a las necesidades reales del ciudadano, sobre todo, en los ayuntamientos, la Administración más cercana al ciudadano. Muchas voces claman por una mayor involucración de los residentes en la gestión de la cosa pública.

Los presupuestos participativos empezaron a ensayarse de forma organizada hace 14 años, en 1989, en Porto Alegre (Brasil). Su experiencia se ha ido extendiendo como la pólvora, principalmente en el mundo latinoamericano. En Brasil, ha llegado a 70 Gobiernos locales y otros dos Estados, y ha servido para la reforma de la gestión de 3.800 municipios. Países cercanos como Ecuador, El Salvador y Argentina (Buenos Aires) han seguido el modelo. En España, se ha empezado a ensayar en municipios pequeños y ya en algunas grandes ciudades. Ejemplos son Cabezas de San Juan (15.000 habitantes, Sevilla), Puente Genil (28.000 habitantes, Córdoba) y Rubí (60.000 habitantes, Barcelona). Y ciudades medianas, como Córdoba (318.000 habitantes) y Albacete (145.000 habitantes).



El alcalde de Albacete, Manuel Pérez, delibera con asociaciones vecinales el diseño del presupuesto local.

En Porto Alegre (1,3 millones de habitantes, capital de Río Grande do Sul), todo comenzó cuando llegó al poder el Partido de los Trabajadores, del actual presidente Luiz Inácio *Lula* da Silva, abogando por fórmulas participativas que revitalizaran la democracia en el municipio.

Se buscaba que las decisiones no las tomara el alcalde, sino la población directamente implicada en asuntos tan vitales como el alumbrado público, el asfaltado de nuevas calles o la vivienda. En total, 16 asambleas vecinales fijaron sus prioridades presupuestarias y eligieron delegados o *consejeros* (personas humildes en su mayoría) para comunicarlas a las autoridades municipales.

La experiencia funcionó, sobre todo, para los habitantes con rentas más bajas que pudieron redistribuir recursos que, normalmente, iban a barrios acomodados, reduciendo el clientelismo.

Pero este sistema de democracia directa tiene también sus inconvenientes. Uno de ellos es la escasa participación en las primeras reuniones. Empresarios, profesionales y clase media en general son poco dados a asistir a las reuniones donde se deciden propuestas. Aunque, una vez que se van viendo los resultados, la población se anima. En Porto Alegre más de 600 asociaciones están participando, bajo la coordinación de funcionarios municipales. Desde 1989, según fuentes del Gobierno local, se han invertido más de 1.000 millones de dólares. La recogida de basuras y el abastecimiento de agua llega ahora a todas las viviendas.

En España, el Ayuntamiento de Córdoba, gobernado por IU y PSOE, lleva dos años desarrollando su programa de presupuestos participativos, informa **José Miguel Muñoz**. Los cordobeses intervienen a través de asambleas que se celebran en los 14 distritos de la ciudad, a las que tienen acceso todos los ciudadanos, pertenezcan o no a asociaciones vecinales.

En 2001, participaron en el proceso 3.500 vecinos, que discutieron sobre infraestructuras. "En 2002 se amplió a educación, solidaridad y relaciones ciudadanas", explica Ernesto Ganuza, investigador del Instituto de Estudios Sociales Avanzados, que ha asesorado el proyecto.

Los cordobeses han influido en el destino de un tercio de las inversiones municipales, lo que supone un 4% del presupuesto local, alrededor de 8,2 millones de euros. "Más que la importancia cuantitativa, se busca la transparencia de la gestión municipal", afirma Ganuza.

Cabezas de San Juan, en Sevilla, ha logrado una implicación aún mayor de sus vecinos. El ayuntamiento *abrió sus cuentas a la participación ciudadana* en el año 2000, con los gastos en infraestructuras. En 2001 sumó el área social (educación, festejos, juventud, entre otros). El año pasado se sumó la vivienda y empleo.

"Los vecinos ya deciden casi el 50% del presupuesto, que este año asciende a 7,8 millones de euros", indica el coordinador de los presupuestos participativos, Javier Encina. Un 10% de la población participa en el proceso. Para la próxima legislatura, el equipo de Gobierno piensa abrir a la participación ciudadana los gastos corrientes.

Rubí, a 25 kilómetros de Barcelona, es el protagonista de *la mayor experiencia de democracia participativa* en Cataluña. El ayuntamiento, gobernado por Iniciativa per Catalunya-Verds, aprobó en 2002 el primer presupuesto elaborado con esta fórmula. Los ciudadanos decidieron en qué invertir 4 millones de euros sobre los 12 millones del capítulo de inversiones.

Los vecinos llevaban años reivindicando que la avenida del Estatuto *se convirtiera* en una rambla (con un paseo central), y esa fue una de las propuestas presentadas. El paseo será inaugurado en mayo. Según explica Enrique García, director de servicios centrales del ayuntamiento, a finales de abril empezarán las asambleas para decidir las inversiones del año que viene, informa **Rosario Correro**.

Los municipios barceloneses de Sant Feliu de Llobregat, Esparreguera y Sabadell también han preguntado a sus ciudadanos cómo emplearían el dinero público, pero en estos casos las decisiones no son vinculantes.

Madrid, tras los pasos de Albacete

Albacete es la ciudad española donde se ha ensayado con mayor ímpetu esta fórmula. Tiene ya cuatro años de experiencia (los de 2004 serán los cuartos presupuestos municipales) con el compromiso de ceder el 10% de los ingresos a estas tareas (algo más de 12 millones de euros). Un total de 119 asociaciones forman parte del Consejo de Presupuestos Participativos que negocia con los grupos políticos el gasto municipal. La iniciativa ha despertado el interés de otros municipios. A las asambleas de Albacete han asistido representantes de Rocafort, Sagunto, Sax y Vigastro (Valencia), Ciudad Real, Coslada (Madrid) y Murcia. Para los presupuestos de 2003, el pleno municipal presidido por el alcalde socialista Manuel Pérez Castell ha incluido propuestas de los ciudadanos, como la apertura de 120 plazas de comedores escolares y la creación de una empresa mixta (Rubial) que gestione la construcción de más de 2.000 viviendas.

José María Mendiluce, candidato de Los Verdes a la alcaldía de Madrid, sigue estos pasos. Mendiluce propone implantar un modelo en la capital, en el que el 70% de las inversiones se decida por los ciudadanos de cada distrito.

PROPUESTA DE TEXTO ÍNTEGRO DE ACUERDOS QUE SE EFECTÚA POR EL CONSEJO DE ADMINISTRACIÓN A LA JUNTA GENERAL ORDINARIA DE ACCIONISTAS DEL DÍA 24 DE ABRIL DE 2.003

I.- Examen y aprobación, en su caso, de las Cuentas Anuales (Memoria, Balance y Cuenta de Pérdidas y Ganancias) y del Informe de Gestión tanto de "Antena 3 de Televisión, S.A." como de su Grupo Consolidado de Sociedades, de la Propuesta de Aplicación del Resultado de "Antena 3 de Televisión, S.A.", y de la gestión del Consejo de Administración, todo ello referido al ejercicio económico 2.002.

Aprobar las Cuentas (Memoria, Balance y Cuentas de Pérdidas y Ganancias) y el Informe de Gestión de "Antena 3 de Televisión, S.A." y de su Grupo de Sociedades Consolidado, correspondiente al ejercicio 2.002, tal y como han sido formuladas por Consejo de Administración.

Aprobar que el Resultado de "Antena 3 de Televisión, S.A." que asciende a 31.293 miles de euros de pérdidas sea aplicado a la Cuenta "Otras Reservas".

Aprobar, asimismo, la gestión del Consejo de Administración.

II.- Reelección o designación de Auditores de Cuentas para el ejercicio 2.003 tanto de "Antena 3 de Televisión, S.A." como de su Grupo Consolidado de Sociedades.

Proceder a reelegir la entidad "Deloitte & Touche España, S.L." antes denominada "Arthur Andersen, S.L.", de conformidad con lo dispuesto en el artículo 204 de la ley de Sociedades Anónimas y en el artículo 153 del Reglamento del Registro Mercantil, en el cargo de Auditor para la verificación de las cuentas anuales tanto de Antena 3 de Televisión S.A. como de su Grupo consolidado de Sociedades, por el plazo de un año, es decir, para las del ejercicio en curso.

III.- Nombramiento, ratificación y dimisión de Consejeros.

Se propone nombrar como Consejero de la Sociedad por plazo de 5 años a D. José Luis Díaz Fernández.

El mencionado señor presente en este acto, acepta el cargo para el que ha sido nombrado y manifiesta no estar incurso en incompatibilidades legales de ningún tipo.

IV.- Autorización para la adquisición derivativa de acciones propias, directamente o través de Sociedades del Grupo.

Dado que la sociedad está en proceso de propuesta a la Junta para salir a Bolsa y que la autorización para la compra de acciones propias otorgada por la anterior Junta de Accionistas, la de 24 de junio de 2.002, sigue en vigor y lo estará hasta el 24 de diciembre de 2.003, se aprueba mantener vigentes, en sus propios términos, los acuerdos de la Junta de 24 de junio de 2.002 en esta materia hasta la fecha prevista, esto es 24 de diciembre de 2003 o hasta la fecha de efectiva cotización en Bolsa de las acciones de Antena 3 de Televisión, S.A. si este hecho fuera anterior.

V.- Delegación de facultades para formalizar, subsanar y ejecutar los acuerdos adoptados por la Junta General de Accionistas.

Facultar en la forma más amplia y eficaz posible en derecho, con carácter solidario, al Presidente del Consejo de Administración y al Secretario de este órgano, para que cualquiera de ellos, de modo indistinto, puedan comparecer ante Notario Público y otorgar la escrituras públicas necesarias para la formalización de los acuerdos que así lo requieran, incluyendo las de aclaración, subsanación y rectificación, para su más exacto cumplimiento y para la inscripción de los mismos en el Registro Mercantil.

CC SEP 20 AM 7:21

Shareholders' Extraordinary General Meeting held on 28th April 2003

- Summons
    - Cinco Dias
    - Ad inserted in the Official Gazette of the Mercantile Registry
- Proposal for the Full Text of the Resolutions of the Board of Directors
- Publication of the agreement of the Change of the form of representation of the shares of the company to book entry form.
    - Ad inserted in ABC and in the Official Gazette of the Mercantile Registry

ANTENA 3 DE TELEVISIÓN, S. A.

Convocatoria de Junta General Extraordinaria de Accionistas

Por acuerdo del Consejo de Administración se convoca Junta General Extraordinaria de Accionistas, que se celebrará, en primera convocatoria, el día 28 de abril de 2003, a las 19.00 horas, en el domicilio social, San Sebastián de los Reyes (Madrid), Avenida Isla Graciosa, s/n, y en su caso, en segunda convocatoria, el siguiente día 29 de abril de 2003, a la misma hora y en el mismo lugar, a fin de deliberar y resolver sobre los asuntos comprendidos en el siguiente

ORDEN DEL DÍA

Primero.–Acuerdos sobre solicitud de admisión a cotización en las Bolsas de Valores españolas y en el Sistema de Interconexión Bursátil (SIBE) de las acciones que componen la totalidad del capital social de Antena 3 de Televisión, S. A.

Segundo.–Modificación de los artículos 5, 7, 9, 10, 12 y 20 de los Estatutos Sociales a fin de adecuar su contenido a las exigencias del régimen de sociedades cotizadas y creación de un nuevo artículo 31 bis.

Tercero.–Delegación de facultades para formalizar, interpretar, subsanar y ejecutar los acuerdos adoptados por la Junta General de Accionistas.

INTERVENCIÓN DE NOTARIO EN LA JUNTA

El Consejo de Administración ha acordado requerir la presencia de Notario para que levante acta de la Junta, de conformidad con lo dispuesto en el artículo 114 de la Ley de Sociedades Anónimas en relación con los artículos 101 y 103 del Reglamento del Registro Mercantil.

DERECHO DE INFORMACIÓN

De conformidad con lo dispuesto en los artículos 112 y 212 de la Ley de Sociedades Anónimas, se hace constar que los accionistas de la Compañía tienen derecho a examinar y obtener en el domicilio social (o a solicitar que les sea remitida de forma inmediata y gratuita) copia de los documentos que en relación con el punto segundo del orden del día van a ser sometidos a aprobación de la Junta (texto íntegro de la propuesta de acuerdo e informe preceptivo justificativo de las modificaciones estatutarias que se proponen).

REQUISITOS PARA LA ASISTENCIA A LA JUNTA GENERAL

Tendrán derecho a asistir a la Junta General los señores accionistas titulares de acciones que las tuvieran inscritas en el Libro Registro de Acciones con cinco días de antelación a aquel en el que haya de celebrarse la Junta.

También tendrán derecho a asistir a la Junta los titulares de acciones que acrediten, mediante documento público, su regular adquisición de quien en el libro Registro aparezca como titular. Todo accionista que tenga derecho a asistir podrá hacerse representar en la Junta por medio de otra persona, aunque no sea accionista, y ello en la forma y requisitos establecidos en el artículo 106 del texto refundido de la Ley de Sociedades Anónimas.

Nota: La Junta se celebrará, previsiblemente, en primera convocatoria.

Madrid, 10 de abril de 2003
El Secretario del Consejo de Administración, Mónica Martín de Vidales Godino

NOTARÍA DE MEJORADA DEL CAMPO (MADRID)

EDICTO

D. Juan José Sosa Alguacil-Carrasco, Notario de Mejorada del Campo (Madrid), perteneciente al Ilustre Colegio Notarial de Madrid, en cumplimiento de la legislación vigente.

HAGO SABER

Que con fecha 25-3-2003 se ha iniciado en

IRU-ARRI, S. A.

Anuncio de Reducción de Capital Social

A efectos de lo dispuesto en el artículo 165 del Texto Refundido de la Ley de Sociedades Anónimas (en adelante, TRLSA), se hace público que la Junta General Ordinaria y Universal de Accionistas de IRU-ARRI, S. A., celebrada el día 9 de abril de 2003, acordó por

ESPASA CALPE, S. A.

JUNTA GENERAL EXTRAORDINARIA DE ACCIONISTAS

Por acuerdo del Consejo de Administración, se convoca Junta General Extraordinaria de Accionistas, a celebrar en Madrid, en el domicilio social situado en la Carretera de Irún, km. 12,200 (variante de Fuencarral), en primera convocatoria el día 29 de abril de 2003, a las 16.30 horas, y, en su caso, en segunda convocatoria, al día siguiente, en el mismo lugar y hora, con el objeto de deliberar y decidir sobre el siguiente

ORDEN DEL DÍA

Primero.–Cambio de domicilio social a Pozuelo de Alarcón (Madrid), Complejo Ática-Edificio 4, Vía de las Dos Castilla, nº 33, y consiguiente modificación del artículo 2 de los Estatutos Sociales relativo al domicilio social.

Segundo.–Redacción, lectura y aprobación, en su caso, del Acta de la Junta.

Se hace constar que a partir de la presente convocatoria, los accionistas podrán examinar en el domicilio social el texto íntegro de la modificación propuesta en el punto primero del Orden del Día y el informe de los Administradores de la sociedad justificativo de la misma, y podrán asimismo pedir la entrega o envío gratuito de dichos documentos.

En Madrid, a 9 de abril de 2003
D. Andrés Mochales Blasco,
Secretario del Consejo de Administración

SILLEIRO DE INVERSIÓN, SIMCAV, S. A.

Junta General Ordinaria y Extraordinaria

Por acuerdo del Consejo de Administración de la Sociedad se convoca a los señores accionistas a Junta General Ordinaria y Extraordinaria, a celebrar en el domicilio social, calle Padilla, 17, en Madrid, el día 11 de junio de 2003, a las 11.15 horas, en primera convocatoria, o el siguiente día, 12 de junio de 2003, en el mismo lugar y a la misma hora, en segunda convocatoria, para deliberar y adoptar los acuerdos que procedan sobre el siguiente

ORDEN DEL DÍA

Primero.–Examen y aprobación, si procede, de las Cuentas Anuales y la Propuesta de Aplicación del Resultado correspondiente al ejercicio de 2002.

Segundo.–Aprobación de la gestión del Consejo de Administración.

Tercero.–Nombramiento o renovación de Auditores.

Cuarto.–Renuncia, nombramiento o renovación de administradores.

Quinto.–Autorización para la adquisición deri-

SENER GRUPO DE INGENIERÍA, S. A.

ANUNCIO REDUCCIÓN DE CAPITAL SOCIAL

A efectos de lo dispuesto en el artículo 165 TRLSA, se hace público que la Junta General Ordinaria y Universal de Accionistas de SENER GRUPO DE INGENIERÍA, S. A., celebrada el día 9 de abril de 2003, acordó por unanimidad reducir el capital social en la cuantía de 2.173.732,99 euros, de forma que el mismo quedase fijado en la cifra de 41.300.760,93 euros, mediante la adquisición de 52.417 acciones de la propia Sociedad, de 41,47 euros de valor nominal cada una, íntegramente asumidas y desembolsadas, por el procedimiento establecido en el artículo 170 TRLSA. Una vez concluida la vigencia de la oferta de adquisición, la misma ha sido cubierta en su totalidad con las acciones números 959.401 a 1.011.400 y 1.047.920 a 1.048.336, todos ellos inclusive, y, en su virtud, la disminución de los recursos propios sociales asciende a un total de 4.207.598,31 euros, correspondiendo los ya referidos 2.173.732,99 euros a capital social y los restantes 2.033.865,32 euros, a la reducción de otros fondos propios de libre disposición.

Se hace constar el derecho que asiste a los acreedores de la Sociedad de oponerse a la reducción de capital social acordada por la Sociedad, en los términos regulados por el artículo 166 TRLSA.

Las Arenas, Guecho (Vizcaya), a 9 de abril de 2003
El Presidente del Consejo de Administración de SENER GRUPO DE INGENIERÍA, S. A., FSC INGENIERÍA Y TECNOLOGÍA, S. L. (en su nombre y representación), D. Jorge Manuel Sendagorta Gomendio)

Por acuerdo del Consejo de Administración de **SERVICIO DE FACTURACIÓN MECANIZADA, S. A.**, se convoca a los señores accionistas a Junta General Ordinaria, que se celebrará en el Área Empresarial Andalucía, sector 1, Madrid, a las 14 horas del día 8 de mayo de 2003 en primera convocatoria, o al día siguiente, en segunda convocatoria, en los mismos lugar y hora, con arreglo al siguiente

ORDEN DEL DÍA

1º Examen y aprobación, en su caso, de las Cuentas Anuales, del informe de gestión, del cometido de los administradores y aplicación de los resultados del ejercicio 2002.

2º Delegación de facultades para elevación a público de los acuerdos que puedan adoptarse.

3º Ruegos y preguntas.

4º Lectura y aprobación, si procede, del acta de la Junta.

Los accionistas podrán obtener de forma inmediata y gratuita los documentos que han de ser sometidos a la aprobación de la presente Junta.

El Secretario del Consejo de Administración

HISPAPEL, S.A.

JUNTA GENERAL ORDINARIA Y EXTRAORDINARIA DE ACCIONISTAS

El Consejo de Administración de Hispapel, S. A., acordó convocar Junta General Ordinaria y Extraordinaria de Accionistas, que se celebrará en primera convocatoria el próximo 30 de abril a las 12.30 horas, en el domicilio social con arreglo al siguiente **ORDEN DEL DÍA:**

Primero.–Examen y aprobación, en su caso, de las Cuentas Anuales e Informe de Gestión, propuesta de aplicación del Resultado y gestión del Consejo de Administración, todo ello correspondiente al ejercicio 2002.

Segundo.–Reestructuración del Consejo de Administración, con renovación y, en su caso, cese, nombramiento y/o ratificación de nuevos Consejeros, fijando el número de éstos y del Comité Ejecutivo.

Tercero.–Autorización al Consejo de Administración para la adquisición derivativa de acciones propias, directamente o a través de sociedades dominadas.

Cuarto.–Delegación de facultades para la formalización, inscripción y ejecución, en su caso, de los acuerdos adoptados, y para efectuar el preceptivo depósito de las Cuentas Anuales en el Registro Mercantil.

Quinto.–Ruegos y preguntas.

Sexto.–Lectura y aprobación, si procede, del acta de la reunión, o nombramiento de Interventores en su caso.

La segunda convocatoria, si procediera, se celebrará en el mismo lugar y a la misma hora del día 5 de mayo de 2003.

Desde esta convocatoria los socios podrán examinar, en el domicilio social, los documentos que se someterán a la aprobación de la Junta, el Informe de Gestión, o pedir su entrega gratuita, y solicitar por escrito, con anterioridad a su celebración, o verbalmente durante la misma, los informes y aclaraciones que estimen oportuno sobre los asuntos comprendidos en el orden del día.

El derecho de asistencia se regirá por los Estatutos Sociales.

Madrid, 9 de abril de 2003
El Secretario del Consejo de Administración

Por acuerdo del Consejo de Administración de **MAQUINARIA ICOP, S. A.**, se convoca a los señores accionistas a Junta General Ordinaria, que se celebrará en el Área Empresarial Andalucía, sector 1, Madrid, a las 13 horas del día 8 de mayo de 2003 en primera convocatoria, o al día siguiente, en segunda convocatoria, en los mismos lugar y hora, con arreglo al siguiente

ORDEN DEL DÍA

1º Examen y aprobación, en su caso, de las Cuentas Anuales, del informe de gestión, del cometido de los administradores y aplicación de los resultados del ejercicio 2002.

2º Delegación de facultades para elevación a público de los acuerdos que puedan adoptarse.

3º Ruegos y preguntas.

4º Lectura y aprobación, si procede, del acta de la Junta.

Los accionistas podrán obtener de forma inmediata y gratuita los documentos que han de ser sometidos a la aprobación de la presente Junta.

El Secretario del Consejo de Administración

SOMOLINOS INVERSIONES, SIMCAV, S. A.

Junta General Ordinaria y Extraordinaria

Por acuerdo del Consejo de Administración de la Sociedad se convoca a los señores accionistas a Junta General Ordinaria y Extraordinaria, a celebrar en el domicilio social, calle Padilla, 17, en Madrid, el día 11 de junio de 2003, a las 10.15 horas, en primera convocatoria, o el siguiente día, 12 de junio de 2003, en el mismo lugar y a la misma hora, en segunda convocatoria, para deliberar y adoptar los acuerdos que procedan sobre el siguiente

ORDEN DEL DÍA

Primero.–Examen y aprobación, si procede, de las Cuentas Anuales y la Propuesta de Aplicación del Resultado correspondiente al ejercicio de 2002.

Segundo.–Aprobación de la gestión del Consejo de Administración.

Tercero.–Nombramiento o renovación de Auditores.

Cuarto.–Renuncia, nombramiento o renovación de administradores.

Quinto.–Autorización para la adquisición derivativa de acciones propias.

Sexto.–Regulación del Comité de Auditoría y consiguiente modificación de los Estatutos Sociales. Delegación de facultades.

Séptimo.–Aprobación del Acta de la Junta.

Se recuerda a los señores accionistas respecto del derecho de asistencia, que podrán ejercitarlo de conformidad con los Estatutos Sociales y la legislación aplicable, pudiendo examinar, en el domicilio social, el texto íntegro de la modificación estatutaria propuesta y el informe sobre la misma, así como el informe del Auditor de Cuentas. Asimismo podrán solicitar la entrega o el envío gratuito de dichos documentos.

Madrid, 14 de marzo de 2003
El Secretario del Consejo de Administración

Por acuerdo del Consejo de Administración de **FERRETERÍA EUROPA, S. A.**, se convoca a los señores accionistas a Junta General Ordinaria, que se celebrará en el Área Empresarial Andalucía, sector 1, Madrid, a las 12 horas del día 8 de mayo de 2003 en primera convocatoria, o al día siguiente, en segunda convocatoria, en los mismos lugar y hora, con arreglo al siguiente

ORDEN DEL DÍA

1º Examen y aprobación, en su caso, de las Cuentas Anuales, del informe de gestión, del cometido de los administradores y aplicación de los resultados del ejercicio 2002.

2º Delegación de facultades para elevación a público de los acuerdos que puedan adoptarse.

3º Ruegos y preguntas.

4º Lectura y aprobación, si procede, del acta de la Junta.

Los accionistas podrán obtener de forma inmediata y gratuita los documentos que han de ser sometidos a la aprobación de la presente Junta.

El Secretario del Consejo de Administración

ga o el envío gratuito de dichos documentos y los informes o aclaraciones que estimen precisos acerca de los asuntos comprendidos en el orden del día.

Madrid, 10 de marzo de 2003.—El Secretario del Consejo de Administración, Don Manuel Abeledo Rodríguez.—13.766.

ANTENA 3 DE TELEVISIÓN, S. A.

Convocatoria de Junta General Extraordinaria de Accionistas

Por acuerdo del Consejo de Administración, se convoca Junta General Extraordinaria de Accionistas, que se celebrará, en primera convocatoria, el día 28 de abril 2003 a las 19 horas, en el domicilio social, San Sebastián de los Reyes (Madrid), Avenida Isla Graciosa, s/n, y, en su caso, en segunda convocatoria, el siguiente día 29 de abril de 2003, a la misma hora y en el mismo lugar, a fin de deliberar y resolver sobre los asuntos comprendidos en el siguiente

Orden del día

Primero.—Acuerdos sobre solicitud de admisión a cotización en las Bolsas de Valores españolas y en el Sistema de Interconexión Bursátil (SIBE) de las acciones que componen la totalidad del capital social de Antena 3 de Televisión Sociedad Anónima.

Segundo.—Modificación de los artículos 5, 7, 9, 10, 12 y 20 de los Estatutos Sociales a fin de adecuar su contenido a las exigencias del régimen de sociedades cotizadas y creación de un nuevo artículo 31 bis.

Tercero.—Delegación de facultades para formalizar, interpretar, subsanar y ejecutar los acuerdos adoptados por la Junta General de Accionistas.

Intervención de Notario en la Junta:

El Consejo de Administración ha acordado requerir la presencia de Notario para que levante acta de la Junta, de conformidad con lo dispuesto en el artículo 114 de la Ley de Sociedades Anónimas en relación con los artículos 101 y 103 del Reglamento del Registro Mercantil.

Derecho de información:

De conformidad con lo dispuesto en los artículos 12 y 212 de la Ley de Sociedades Anónimas, se hace constar que los accionistas de la Compañía tienen derecho a examinar y obtener en el domicilio social (o a solicitar que les sea remitida de forma inmediata y gratuita) copia de los documentos que en relación con el punto segundo del orden del día van a ser sometidos a aprobación de la Junta (texto íntegro de la propuesta de acuerdo e informe preceptivo justificativo de las modificaciones estatutarias que se proponen).

Requisitos para la asistencia a la Junta General:

Tendrán derecho a asistir a la Junta General los señores accionistas titulares de acciones que las tuvieran inscritas en el Libro Registro de Acciones con cinco días de antelación a aquél en el que haya de celebrarse la Junta. También tendrán derecho a asistir a la Junta los titulares de acciones que acrediten, mediante documento público, su regular adquisición de quien en el Libro Registro aparezca como titular. Todo accionista que tenga derecho a asistir podrá hacerse representar en la Junta por medio de otra persona, aunque no sea accionista, para ello en la forma y requisitos establecidos en el artículo 106 del texto refundido de la Ley de Sociedades Anónimas.

Nota: La Junta se celebrará, previsiblemente, en primera convocatoria.

Madrid, 10 de abril de 2003.—La Secretaria del Consejo de Administración, Mónica Martín de Vidales Godino.—13.777.

APARCAMIENTOS Y OBRAS, S. A.

Por acuerdo del Consejo de Administración se convoca Junta General de Accionistas de la Sociedad, a celebrar en el domicilio social, Plaza de Santo Domingo, s/n (aparcamiento), 1.º, izquierda, el día 3 de junio de 2003, a las diecisiete horas en primera convocatoria, y en su caso, el día 4 de junio de 2003, a las dieciocho horas en segunda convocatoria, en el mismo lugar, con el siguiente

Orden del día

Primero.—Examen y aprobación, en su caso, de las cuentas anuales, informe de gestión, aplicación del resultado y gestión del Consejo de Administración, todo ello referido al ejercicio de 2002.

Segundo.—Ratificación y determinación de la previsión recogida en el artículo 19.B de los estatutos sociales.

Tercero.—Información de la situación general de la Sociedad.

Cuarto.—Ruegos y preguntas.

Quinto.—Redacción y aprobación del acta de la Junta.

Sexto.—Delegación de facultades para la ejecución de los acuerdos adoptados.

Se hace constar el derecho de todos los accionistas a obtener de la Sociedad, de forma inmediata y gratuita, los documentos que han de ser sometidos a la aprobación de la Junta.

Madrid, 2 de abril de 2003.—El Consejero Secretario, Jesús García Galligo.—12.584.

A. T. EQUITIES SPAIN, A.V.B., S. A.

Junta general ordinaria y extraordinaria

El Consejo de Administración, en su reunión del día 31 de marzo, acordó convocar Junta General Ordinaria y Extraordinaria de la sociedad, a celebrar en Madrid, calle Antonio Maruna, n.º 7-5.º dcha., el día 29 de abril de 2003, a las 13 horas, en primera convocatoria y a la misma hora y lugar del día siguiente en segunda convocatoria con el siguiente

Orden del día

Primero.—Examen y en su caso aprobación de las Cuentas Anuales de la sociedad, Informe de Gestión y propuesta de aplicación del resultado, correspondientes al ejercicio cerrado al 31 de diciembre de 2002 y de la gestión del Consejo de Administración.

Segundo.—Reducción de capital en su caso y su correspondiente modificación estatutaria.

Tercero.—Nombramiento de auditores para el ejercicio 2003.

Cuarto.—Retribución al Consejo de Administración, para el ejercicio 2003.

Los accionistas y los representantes de los trabajadores tienen el derecho de examinar en el domicilio social y el de obtener la entrega o envío gratuitos de los documentos sometidos a su aprobación, del Informe de Gestión y del Informe de los Auditores de Cuentas, así como del texto íntegro de las modificaciones que hayan de introducirse en los Estatutos Sociales, como consecuencia, en su caso, de la adopción de los acuerdos propuestos.

Madrid, 8 de abril de 2003.—Gonzalo Astorqui Zabala.—Secretario del Consejo de Administración.—13.772.

AVANT INGENIERÍA Y CONSTRUCCIÓN, S. A.

Desembolso a metálico de la totalidad de dividendos pasivos

Se hace saber a los socios de Avant Ingeniería y Construcción, SA que por decisión del órgano de administración deberán proceder al ingreso en metálico en la cuenta número 0636-21011151457 de la Caja de Ahorros de Valencia, Castellón y Alicante, Bancaja, abierta a nombre de Avant Ingeniería y Construcción, SA la totalidad de los dividendos pasivos antes del próximo día 30 de Abril de 2.003.

Nules, 3 de abril de 2003.—Salvador Ferrer Ballester, Administrador Único.—13.794.

AYA, S. A.

Anuncio de reactivación

En Asamblea General, celebrada el día 03 de Febrero de 2003, a las 18,30 horas, en primera convocatoria, y 19 horas en segunda convocatoria, se acuerda la reactivación de la Sociedad Mercantil.

Ciudad Real, 19 de febrero de 2003.—Victoriano Delso Romero, Administrador Solidario.—12.788.

BANCO DE GALICIA, S. A.

Convocatoria de Junta general ordinaria y extraordinaria

Con fecha 8 de abril de 2003 se publicó en el BORME el anuncio de convocatoria de Junta General Ordinaria y Extraordinaria de Accionistas de Banco de Galicia, S. A., indicando como fecha para su celebración, erróneamente, el 30 de mayo de 2003.

Como consecuencia del error antes citado, con fecha 10 de abril de 2003 se publicó de nuevo en el BORME la convocatoria completa de dicha Junta con la fecha correcta de su celebración, que tendrá lugar el 30 de abril de 2003.

Madrid, 10 de abril de 2003.—D. Jesús Platero Paz, Presidente del Consejo de Administración.—13.927.

BETA CAPITAL MEESPIERSON, SOCIEDAD ANÓNIMA

Junta General de Accionistas

El Consejo de Administración del día 24 de Marzo de 2003, ha decidido celebrar la Junta General de Accionistas, el día 29 de Abril de 2003 a las dieciséis horas en primera convocatoria en el domicilio social de la entidad y al día siguiente en el mismo lugar y hora en segunda convocatoria, con el siguiente

Orden del día

Primero.—Examen y aprobación, en su caso, del Balance, Cuenta de Pérdidas y Ganancias, Memoria Social e Informe de Gestión, tanto individuales como consolidados correspondientes al ejercicio 2002.

Segundo.—Distribución de resultados.

Tercero.—Aprobación de la Gestión del Consejo de Administración durante el ejercicio 2002.

Cuarto.—Cese y nombramiento de Consejeros.

Quinto.—Otros asuntos.

Sexto.—Aprobación del Acta o designación, en su caso de interventores para su aprobación.

De acuerdo con lo dispuesto en el artículo 212 de la Ley de Sociedades Anónimas, se hace constar que a partir de la presente convocatoria, cualquier accionista podrá obtener de la Sociedad de forma inmediata y gratuita los documentos a que se refiere el punto primero del Orden del día y el informe de los Auditores de Cuentas.

Madrid, 8 de abril de 2003.—El Presidente del Consejo de Administración, Jorge Calvet Spinatsch.—13.813.

ANTENA 3 DE TELEVISIÓN, S. A.

Transformación de títulos en anotaciones en cuenta

Se informa a los accionistas de Antena 3 de Televisión, S. A. de que la Junta General de Accionistas de la sociedad celebrada el 28 de abril de 2003 acordó modificar el sistema de representación de las acciones, pasando a estar representadas por medio de anotaciones en cuenta. Conforme a lo acordado por el Consejo de Administración, con fecha 29 de julio de 2003, en relación con este acuerdo de la Junta General de Accionistas, y según lo establecido en el artículo 4 del Real Decreto 116/1992, de 14 de febrero, los accionistas disponen del plazo de un mes, a contar desde la fecha de publicación del presente anuncio, para la presentación de los títulos representativos de las acciones ante las Entidades Participantes de la Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S. A., las cuales deberán practicar las correspondientes inscripciones a favor de quienes aparezcan como titulares en los documentos acreditativos de esa condición. La transformación se producirá a medida que vayan siendo presentados los títulos de las acciones.

Transcurrido el mencionado plazo de un mes y según lo establecido en el artículo 4.4 del mismo Real Decreto, los títulos no transformados quedarán anulados, sin perjuicio de que dentro del plazo máximo de tres años pueda procederse a practicar la correspondiente inscripción a favor de quien acredite la titularidad del derecho.

San Sebastián de los Reyes (Madrid), 29 de julio de 2003.—La Vicesecretaria del Consejo de Administración, Carmen Rodríguez Martín.—39.034.

APERITIVOS ESPAÑOLES, S. A.

(Sociedad absorbente)

DISTRIBUIDORA BALEAR DE APERITIVOS, S. A. Sociedad unipersonal

(Sociedad absorbida)

Anuncio de fusión

Se hace público que las juntas generales extraordinarias y universales de accionistas de las citadas sociedades, celebradas todas ellas el 30 de Junio de 2003, aprobaron, todas ellas por unanimidad, la fusión de dichas sociedades mediante la absorción por «Aperitivos Españoles, Sociedad Anónima» de «Distribuidora Balear de Aperitivos, Sociedad Anónima», con disolución sin liquidación de las sociedad absorbida y traspaso en bloque a título universal de todos los bienes, derechos y obligaciones que componen sus patrimonios a la sociedad absorbente, y sin ampliación del capital social de la sociedad absorbente, por ser ésta titular del cien por cien del capital de las sociedades absorbidas, todo ello en los términos y condiciones del proyecto de fusión suscrito por los Administradores de las sociedades intervinientes y depositado en el Registro Mercantil de Barcelona.

Se hace constar el derecho que asiste a los accionistas y acreedores de las sociedades participantes en la fusión a obtener el texto íntegro de los acuerdos adoptados y de los balances de fusión, así como el derecho de los acreedores de las sociedades que se fusionan a oponerse a la fusión, en los términos establecidos en el artículo 166 de la Ley de Sociedades Anónimas, durante el plazo de un mes, contado a partir de la publicación del último anuncio de fusión.

Barcelona, 1 de julio de 2003.—Alberto Vitaloni, Administrador Único de «Aperitivos Españoles, Sociedad Anónima», y Carlo Zorzetto, Secretario del Consejo de Administración de «Distribuidora Balear de Aperitivos, Sociedad Anónima».—38.439.

1.ª 11-8-2003

APERITIVOS Y SNACKS CASA PONS, SOCIEDAD ANÓNIMA

(Sociedad absorbente; sociedad unipersonal)

FRITOS PÉREZ, SOCIEDAD LIMITADA FRIPER POP, SOCIEDAD LIMITADA

(Sociedades absorbidas)

Anuncio de Fusión

En cumplimiento de lo establecido por los artículos 242 y 243 de la vigente Ley de Sociedades Anónimas, y 94 de la Ley de Sociedades de Responsabilidad Limitada, se pone en público conocimiento que las Juntas Generales de socios de las compañías Fritos Pérez, Sociedad Limitada y Friper Pop, Sociedad Limitada celebradas el 23 de junio de 2003, y con esa misma fecha el accionista único de Aperitivos y Snacks Casa Pons, Sociedad Anónima (unipersonal), han aprobado la fusión de las compañías, mediante la absorción de las sociedades Fritos Pérez, Sociedad Limitada y Friper Pop, Sociedad Limitada por Aperitivos y Snacks Casa Pons, Sociedad Anónima, con disolución sin liquidación de aquéllas y consiguiente transmisión en bloque de sus respectivos patrimonios sociales a Aperitivos y Snacks Casa Pons, Sociedad Anónima que adquirirá, por sucesión universal, todos sus derechos y obligaciones.

A raíz de la operación aprobada Aperitivos y Snacks Casa Pons, Sociedad Anónima ve aumentado su capital social en el importe de 279.416,00 euros, y adopta la denominación social de una de las sociedades absorbidas, pasando en lo sucesivo a ser su denominación social la de Fritos Pérez, Sociedad Anónima.

Los acuerdos de fusión han sido adoptados sobre la base de los Balances de cada sociedad cerrados a fecha 31 de diciembre de 2002 y del Proyecto de Fusión redactado conjuntamente por los Administradores de las sociedades intervinientes en la fusión.

Los socios y acreedores de las sociedades participantes en la operación de fusión tienen derecho a obtener el texto íntegro de los acuerdos adoptados y de los Balances de fusión aprobados. Durante el plazo de un mes, contado a partir de la última publicación de este anuncio de acuerdo de fusión, los acreedores de ambas sociedades podrán oponerse a la misma, en los términos previstos en el artículo 166 de la Ley de Sociedades Anónimas.

Valencia, 25 de julio de 2003.—El Presidente de los Consejos de Administración de Fritos Pérez, Sociedad Limitada y Friper Pop, Sociedad Limitada y persona física designada por el Administrador único de Aperitivos y Snacks Casa Pons, Sociedad Anónima (unipersonal), la mercantil Sociedad Gestora de Negocios e Inversiones, Sociedad Anónima, para el ejercicio de las funciones propias del cargo. Francisco Pons Alcoy.—38.434. 1.ª 11-8-2003

APLUS SANTE ESPAÑA, S. L.

Se pone en conocimiento del socio de la compañía Aplus Sante España, Sociedad Limitada, Don Manuel Domínguez Lado, que durante el periodo de 40 días naturales contados desde la publicación de este anuncio, podrá ajercitar su derecho de adquisición preferente de suscripción en la ampliación de capital acordada el 28 de Julio de 2003. La ampliación quedó fijada en 500.000 euros.

Asimismo, se pone en conocimiento de Don Manuel Domínguez Lado que previamente a la mencionada ampliación, fue reducido el capital social a cero euros con la restitución de las aportaciones a los socios en efectivo metálico.

Barcelona, 1 de agosto de 2003.—El Administrador, Jean Luc Anor.—38.640.

ASTILLEROS DEL ATLÁNTICO, SOCIEDAD ANÓNIMA

Anuncio de reducción y ampliación de capital

La Junta General Extraordinaria de la sociedad, celebrada el día 20 de junio de 2003, adoptó por unanimidad, y con el quórum suficiente, los siguientes acuerdos:

Primero.—Reducir el capital social en su cifra total, 3.035.171,23 Euros (antes 505.010.000 pesetas) mediante la amortización total de las acciones actuales números 1 al 101.002, ambos inclusive, con la finalidad de restablecer el equilibrio entre aquel y el patrimonio de la sociedad, disminuido como consecuencia de pérdidas.

Dichas acciones quedarán amortizadas de pleno derecho y sus títulos representativos carentes de su valor de tales, sin que proceda abonar suma alguna a los accionistas, en el mismo momento en que se culmine la ejecución del simultáneo acuerdo de aumento de capital.

Segundo.—Simultáneamente, de conformidad con lo previsto en el artículo 169 de la Ley de Sociedades Anónimas, aumentar el capital social en la cifra de 60.600 euros, dejando fijado el mismo en dicho importe, mediante la emisión de 20.200 nuevas acciones ordinarias números 1 al 20.200, ambos inclusive, pertenecientes a una única clase y serie y representadas por medio de títulos al portador, de 3 Euros de valor nominal cada uno de ellos. La emisión se hace a la par y las nuevas acciones tendrán iguales derechos y obligaciones que las que existían anteriormente. El desembolso de las acciones se verificará en el acto de suscripción de las mismas y por el total de su importe, que se ingresará en la cuenta bancaria de la sociedad.

Los actuales accionistas podrán ejercitar su derecho de suscripción preferente en el plazo de un mes, contado desde la publicación del presente anuncio en el Boletín Oficial del Registro Mercantil, con la siguiente relación de cambio: Una acción nueva por cada cinco antiguas que posean, durante este plazo podrán, si es de su interés, ceder sus derechos. Finalizado el citado plazo se entenderá que los accionistas que no hayan ejecutado su derecho de suscripción preferente, renuncian al mismo, quedando las acciones no suscritas a disposición del Consejo de Administración de la sociedad para que disponga libremente de ellas en las mismas condiciones económicas citadas anteriormente.

Tercero.—Ratificar los acuerdos tomados en la Junta General Extraordinaria, celebrada el 24 de junio de 2002, sobre la citada Reducción y Ampliación de Capital.

Nota: Los señores accionistas que al día de la fecha ya hubiesen ejercitado su derecho de suscripción preferente, no tendrán que llevar a cabo actuación alguna.

Lo que se comunica a los efectos legales oportunos y para general conocimiento de los Señores accionistas.

Santander, 1 de agosto de 2003.—El Secretario, José M. Manteca Ruiz.—38.452.

ATUNSA, SOCIEDAD ANÓNIMA

Don Francesc Massanas Vilosa, en su calidad de Administración único de la mercantil Atunsa, Sociedad Anónima, convoca Junta General Extraordinaria de Accionistas para el próximo día 30 de agosto de 2003 en el domicilio social a las nueve horas en primera convocatoria y, si fuese preciso, en segunda convocatoria al día siguiente a la misma hora, al objeto de deliberar y adoptar los acuerdos sobre asuntos del siguiente

Orden del día

Primero.—Examen y aprobación, si procede, de las cuentas anuales de la Sociedad (balance, Cuenta de Pérdidas y Ganancias y Memoria) y de la propuesta de aplicación del resultado de los ejercicios

Un millón y medio de trabajadores perciben salarios inferiores a 600 euros, según UGT

setas). Esta cantidad se financió mediante tres tramos en subasta pública de unos bonos (1.292,17 millones de euros), un préstamo A (1.935,25 millones) y un préstamo B (1.069,80 millones).

Las entidades aseguradoras de la subasta fueron el BBV, Argentaria, Chemical Bank, BCH, Caja de Madrid y BBK. El agente de pagos fue el Instituto de Crédito Oficial.

En la subasta de esos 4.297,23 millones de euros, celebrada el 20 de junio de 1996, el BCH se hizo con la mayor parte de los préstamos y el BBV con los bonos, quedando el Santander y Argentaria fuera de la misma.

Quince días más tarde, las eléctricas recibieron sus 4.359,65 millones de euros (725.386 millones de pesetas).

Según CEOE, la suma que representan las cotizaciones sociales es, «con diferencia», la contribución más importante que anualmente reciben los Presupuestos y la Seguridad Social, «muy superior» al montante total del IRPF o el de los impuestos indirectos.

Todos lo recomiendan

Asimismo, la patronal agrega las recomendaciones de la OCDE, el FMI o Bruselas para que se reduzcan las cotizaciones, a fin de dinamizar el empleo y la competitividad de las empresas. También el Pacto de Toledo —insiste CEOE— hizo suya esta recomendación, mientras en el acuerdo sobre pensiones de 2001 se cifró como conveniente dotar al Fondo de Reserva con 6.000 millones, cuantía que se alcanzó en marzo pasado y, pese a lo cual, se han ido incorporando nuevas dotaciones (2.381 millones más).

PROPUESTA DE TEXTO ÍNTEGRO DE ACUERDOS QUE SE EFECTÚA POR EL CONSEJO DE ADMINISTRACIÓN A LA JUNTA GENERAL EXTRAORDINARIA DE ACCIONISTAS DEL DÍA 28 DE ABRIL DE 2003

I.- Acuerdos sobre solicitud de admisión a cotización en las Bolsas de Valores españolas y en el Sistema de Interconexión Bursátil (SIBE) de las acciones que componen la totalidad del capital social de Antena 3 de Televisión S.A.

a) Solicitar la admisión a cotización en las Bolsas de Valores de Madrid, Barcelona; Valencia y Bilbao y la inclusión en el Sistema de Interconexión Bursátil (SIBE) de la totalidad de las acciones de la sociedad, esto es, en el momento actual, de las 166.668.000 acciones de un (1) euro de valor nominal cada una, nominativas y de una única serie y clase, que componen la totalidad del capital social de Antena 3 de Televisión S.A., haciendo constar expresamente el sometimiento a las normas que existan o puedan dictarse en materia de Bolsas de Valores y, especialmente, a los requisitos establecidos sobre contratación, permanencia y exclusión de la cotización oficial. Se hace constar expresamente que, de acuerdo con lo previsto en el artículo 27 B) del vigente Reglamento de Bolsas Oficiales de Comercio y demás disposiciones complementarias, en caso de posterior solicitud de exclusión de cotización, éste se adoptará con las mismas formalidades que las adoptadas para el acuerdo de admisión y se garantizará el interés de los accionistas u obligacionistas, en su caso, que se opusieren o no votaren el acuerdo.

b) Acordar la transformación de la forma de representación de las acciones, actualmente, títulos, por anotaciones en cuenta, delegando en el Consejo de Administración la facultad de designar a la entidad, Sociedad o Agencia de Valores que, conforme a lo dispuesto en la normativa vigente (en particular el Real Decreto 116/1992 de 14 de febrero), deba ser la encargada del registro contable. En este sentido las actuales 166.668.000.acciones nominativas, de 1 euro de valor nominal cada una de ellas, íntegramente suscritas y desembolsadas y numeradas del 1 al 166.668.000, ambos inclusive, de una sola clase y serie quedan representadas por anotaciones en cuenta. El presente acuerdo será eficaz en el momento en que se haya dado cumplimiento a todos los trámites exigidos por la normativa vigente para la representación de acciones en anotaciones en cuenta, manteniéndose hasta dicho momento la plena validez de la representación mediante títulos, delegándose en el Consejo de Administración las facultades que sean precisas, necesarias o convenientes para ejecutar este acuerdo, para lo cual podrá tomar las decisiones complementarias oportunas, otorgar los documentos públicos o privados que sean necesarios o convenientes y en general, realizar cuantos actos sean precisos, con la

expresa facultad a este órgano para a su vez delegar esta facultad en su Comisión Ejecutiva o en cualquiera de los Consejeros.

II.- Modificación de los artículos 5, 7, 9, 10, 12 y 20 de los Estatutos Sociales a fin de adecuar su contenido a las exigencias del régimen de sociedades cotizadas y creación de un nuevo artículo 31 bis.

1º.- Modificar el artículo 5 de los Estatutos Sociales, que en adelante quedará redactado como sigue:

"Artículo 5.- CAPITAL SOCIAL. El capital social se fija en la suma de CIENTO SESENTA Y SEIS MILLONES SEISCIENTOS SESENTA Y OCHO MIL EUROS (166.668.000 EUROS), y está representado por una única Serie de 166.668.000 acciones, de UN EURO de valor nominal cada una, nominativas, totalmente suscritas y desembolsadas, y numeradas del 1 al 166.668.000, ambos incluidos. Las acciones estarán representadas por medio de anotaciones en cuenta".

2º.- Modificar el artículo 7 de los Estatutos Sociales, que en adelante quedará redactado como sigue:

"Artículo 7.- FORMA DE LAS ACCIONES. Las acciones estarán representadas por medio de anotaciones en cuenta y se regirán por lo dispuesto en la normativa reguladora del mercado de valores y demás disposiciones legales vigentes. La Sociedad reconocerá como accionista a quien aparezca legitimado en los asientos de la entidad encargada del registro contable de las acciones."

3º.- Modificar el artículo 9 de los Estatutos Sociales, que en adelante quedará redactado como sigue:

"Artículo 9.- TRANSMISIBILIDAD DE LAS ACCIONES. Las acciones son transmisibles por los medios reconocidos en Derecho. La transmisión de acciones de la sociedad se ajustará en todo caso a las condiciones establecidas en la legislación vigente que resulte de aplicación".

4º.- Modificar el artículo 10 de los Estatutos Sociales, que en adelante quedará redactado como sigue:

"Artículo 10.- ACCIONES NOMINATIVAS. Dada su condición de sociedad adjudicataria de una concesión administrativa para la explotación del servicio público de televisión, la Sociedad se halla obligada a que las acciones que componen su capital social y que están representadas mediante anotaciones en

cuenta revistan carácter de nominativas, circunstancia ésta expresamente prevista en los artículos 60 y 52 del Texto Refundido de la Ley de Sociedades Anónimas."

5º.- Modificar el artículo 12 de los Estatutos Sociales, que en adelante quedará redactado como sigue:

"Artículo 12.- USUFRUCTO DE ACCIONES. En caso de usufructo de acciones, la cualidad de socio reside en el nudo propietario. Las demás relaciones entre el usufructuario y el nudo propietario y el restante contenido del usufructo se regirán frente a la Sociedad por el título constitutivo del derecho si éste hubiera sido notificado a la Sociedad para su inscripción en el correspondiente registro contable. En defecto de notificación a la Sociedad, el usufructo se regirá frente a la Sociedad por lo establecido en el Texto Refundido de la Ley de Sociedades Anónimas y, en lo no previsto por éste, por la ley civil aplicable."

6º.- Modificar el artículo 20 de los Estatutos Sociales, que en adelante quedará redactado como sigue:

"Artículo 20.- LEGITIMACIÓN PARA ASISTIR A LA JUNTA. Podrán asistir a la Junta los titulares de acciones que las tuvieran inscritas a su nombre en el correspondiente registro de anotaciones en cuenta con cinco días de antelación a aquél en que haya de celebrarse la Junta General, y lo acrediten mediante la oportuna tarjeta de asistencia o certificado expedido por alguna de las Entidades adheridas al Servicio de Compensación y Liquidación de Valores o en cualquier otra forma admitida por la legislación vigente".

7º.- Crear un artículo 31 bis, que tendrá el siguiente contenido:

"Artículo 31 bis.- COMISIÓN DE AUDITORÍA Y CONTROL

1. *En el seno del Consejo de Administración se constituirá una Comisión de Auditoría y Control, formada por un mínimo de tres y un máximo de cinco Consejeros designados por el Consejo de Administración. Todos los integrantes de dicha Comisión deberán ser Consejeros no ejecutivos.*

2. *El Presidente de la Comisión de Auditoría y Control será nombrado por la propia Comisión de entre sus miembros, y deberá ser sustituido cada cuatro años, pudiendo ser reelegido una vez transcurrido el plazo de un año desde su cese.*

3. *La Comisión de Auditoría y Control tendrá, como mínimo, las siguientes competencias:*

(i) *informar, a través de su Presidente, en la Junta General de Accionistas sobre las cuestiones que en ella planteen los accionistas en materias de competencia de la Comisión;*

(ii) *proponer al Consejo de Administración, para su sometimiento a la Junta General de Accionistas, la designación del Auditor de Cuentas al que se refiere el artículo 204 de la Ley de Sociedades Anónimas, así como, en su caso, sus condiciones de contratación, el alcance de su mandato profesional y la revocación o renovación de su nombramiento;*

(iii) *supervisar los servicios de auditoría interna;*

(iv) *conocer el proceso de información financiera y de los sistemas internos de control; y*

(v) *mantener las relaciones con el Auditor de Cuentas para recibir información sobre aquellas cuestiones que puedan poner en riesgo la independencia de éste, y cualesquiera otras relacionadas con el proceso de desarrollo de la auditoría de cuentas, así como recibir información y mantener con el Auditor de Cuentas las comunicaciones previstas en la legislación de auditoría de cuentas y en las normas técnicas de auditoría.*

4. *La Comisión se reunirá, al menos, una vez al trimestre y todas las veces que resulte oportuno, previa convocatoria del Presidente, por decisión propia o respondiendo a la solicitud de dos de sus miembros o de la Comisión Delegada.*

5. *La Comisión de Auditoría y Control quedará válidamente constituida con la asistencia directa o por medio de representación de, al menos, la mitad de sus miembros; y adoptará sus acuerdos por mayoría de los asistentes. En caso de empate, el voto del Presidente será dirimente*

Se hace constar, que, cmo consecuencia de lo aprobado en el I b) anterior, las modificaciones referentes a la transformación de acciones en anotaciones en cuenta (es decir, las señaladas en los puntos 1°, 2°, 4°, 5° y 6°) serán eficaces en el momento en que el Consejo de Administración haya completado los trámites y decisiones necesarias para la efectiva transformación de las acciones de la sociedad en anotaciones en cuenta.

III.- Delegación de facultades para formalizar, interpretar, subsanar y ejecutar los acuerdos adoptados por la Junta General de Accionistas.

Facultar en los más amplios términos al Consejo de Administración de la sociedad para que, pueda realizar cuantos actos y otorgar cuantos documentos sean necesarios o convenientes para iniciar los trámites internos y externos que sean precisos para la puesta en marcha del proceso de admisión a cotización en Bolsa y para llevar a efecto y buen fin este acuerdo, esto es, a título informativo y no exhaustivo, solicitar la admisión a cotización de las acciones en las Bolsas de Valores de Madrid, Barcelona, Valencia y Bilbao, solicitar su inclusión en el sistema de Interconexión Bursátil, realizar cuantos actos y trámites y otorgar cuantos documentos públicos o privados resulten oportunos o vengan exigidos por la legislación aplicable, elaborar, modificar, suscribir y registrar el correspondiente folleto explicativo y cualesquiera otros documentos que sean precisos, y acordar las modificaciones o ampliaciones posteriores que estime convenientes y, en general, representar a la Compañía ante cualesquiera organismos y entidades, públicos y privados, que resulten competentes en la materia o ante los cuales sea necesario realizar cualquier actuación, autorizándose expresamente al Consejo de Administración para que, a su vez, pueda delegar las anteriores facultades, total o parcialmente, en su Comisión Ejecutiva o en cualquiera de sus Consejeros.

Shareholders' Extraordinary General Meeting held on 29th August 2003

- Summons
  - ElMundo
  - Ad inserted in the Official Gazette of the Mercantile Registry
- Report of the Board of Directors related to the proposals to amend the Corporate By-laws
- Internal Behaviour Regulations in connections with the stock exchange markets.
- Regulations of the Board of Directors
- Regulations governing the Shareholders' General Meeting
- New Text of the Corporate By-laws

...tras actividades.

Estos gastos de explotación corresponden, por un lado, a las nuevas actividades incluidas en el ne... bles en el futuro tanto en España como en Iberoamérica y que alcanzan un importe entre lo[illegible]000 y 7.000 millones de euros.

ANTENA 3 DE TELEVISIÓN, S.A.
Convocatoria de Junta General Extraordinaria de Accionistas

Por acuerdo del Consejo de Administración, se convoca Junta General *Extraordinaria* de Accionistas, que se celebrará, en primera convocatoria, el día 29 de agosto de 2003, a las 17:00 horas, en el domicilio social, en San Sebastián de los Reyes (Madrid), Avenida Isla Graciosa s/n, y, en su caso, en segunda convocatoria, el siguiente día 30 de agosto de 2003, a la misma hora y en el mismo lugar, a fin de deliberar y resolver sobre los asuntos comprendidos en el siguiente

ORDEN DEL DÍA

1.- Modificación del valor nominal de las acciones y, en consecuencia, del artículo 5º de los Estatutos Sociales.

2.- Modificación de los artículos 21 y 29 de los Estatutos Sociales, relativos a la exigencia de un capital mínimo para asistir a la Junta General de Accionistas, y al número *mínimo y máximo* de miembros del Consejo de *Administración*.

3.- Modificación de los artículos 3, 7, 8, 10, 14, 17, 20, 23, 24, 25, 26, 27, 30, 31, 31bis, 32, 33, 34, 35, 36, 37 y 38, incorporando los criterios vigentes en materia de normas para el gobierno *corporativo* de las sociedades anónimas cotizadas.

4.- Aprobación de un texto refundido de los Estatutos Sociales, incluyendo las precedentes modificaciones acordadas por la Junta.

5.- Fijación del número de Consejeros. Ratificación y designación de Consejeros.

6.- Fijación del importe de la retribución de los Consejeros.

7.- Revocación del acuerdo vigente adoptado por la Junta General de Accionistas en relación con la adquisición de acciones propias y adopción de un nuevo acuerdo sobre esta materia.

8.- Aprobación del Reglamento de la Junta General de Accionistas.

9.- Informe y notificación del Reglamento del Consejo de Administración.

10.- Delegación de facultades para formalizar, interpretar, subsanar y ejecutar los acuerdos adoptados por la Junta General de Accionistas.

INTERVENCIÓN DE NOTARIO EN LA JUNTA

El Consejo de Administración ha acordado requerir la presencia de Notario para que levante acta de la Junta, de conformidad con lo dispuesto en el artículo 114 de la Ley de Sociedades Anónimas en relación con los artículos 101 y 103 del Reglamento del Registro Mercantil.

DERECHO DE INFORMACIÓN

El derecho de información de los accionistas será el previsto en el artículo 112 de la Ley de Sociedades Anónimas en su redacción dada por la Ley 26/2003 de 17 de julio. En particular, los accionistas de la Compañía tienen derecho a examinar y obtener en el domicilio social (o a solicitar que les sea remitida de forma inmediata y gratuita) copia de los documentos que en relación con los puntos primero, segundo, tercero y cuarto del orden del día van a ser sometidos a aprobación de la Junta, así como el Reglamento de la Junta General de Accionistas, al que se refiere el punto octavo.

REQUISITOS PARA LA ASISTENCIA A LA JUNTA GENERAL

Teniendo en cuenta el proceso de transformación de la forma de representación de las acciones de la Sociedad en anotaciones en cuenta, tendrán derecho a asistir a la Junta General de Accionistas tanto los accionistas que hubieran transformado ya sus *títulos* en *anotaciones en cuenta* y *tengan* las acciones inscritas en los correspondientes registros con cinco días de antelación al día en que se celebre la Junta General de Accionistas, como los que no lo hubieran hecho y tengan sus acciones *inscritas en* el Libro Registro de Acciones *Nominativas*, pudiendo acreditarse la adquisición de las acciones de quién aparezca en el Libro Registro de Acciones Nominativas como titular mediante la presentación del oportuno documento público. Todo accionista que *tenga* derecho a *asistir podrá* hacerse representar en la Junta por medio de otra persona, aunque no sea accionista, y ello en la forma y requisitos establecidos en el artículo 106 del texto refundido de la Ley de Sociedades Anónimas.

NOTA: La Junta se celebrará, previsiblemente, en primera convocatoria.

En San Sebastián de los Reyes, Madrid, a 30 de julio de 2003.
El Vicesecretario del Consejo de Administración.

...tribuir a reforzar el comercio como instrumento de desarrollo económico y social de todos los países.

En Cancún se revisarán 20 cuestiones comerciales, entre las que destacarán las negociaciones en agricultura para mejorar el acceso a los mercados y la reducción de las subvenciones a la exportación y las ayudas internas que distorsionan el comercio. Es importante que todos los países hagan un esfuerzo equivalente para garantizar el adecuado equilibrio entre un desarrollo sostenible de nuestros respectivos medios rurales y la apertura de los mercados.

No hay que olvidar que Europa es el máximo importador de productos agrícolas y que, en los últimos meses, ha hecho un esfuerzo significativo para adaptar la Política Agrícola Comunitaria (PAC) a las necesidades reales de la agricultura europea. Esta reforma, basada en principios como la conservación del medioambiente, la seguridad de los alimentos o el respeto a los animales entre otros, aumenta la calidad de los productos que consumen los europeos y refuerza los mecanismos de apoyo a la agricultura europea.

En cuanto a las negociaciones sobre acceso al mercado para productos no agrícolas, se pretende avanzar en la eliminación de aranceles, que mejorará los niveles de comercio internacional, facilitará la penetración de productos en terceros mercados y promoverá oportunidades de crecimiento para los países menos avanzados, donde casi las tres cuartas partes de su comer... ...de calzado y textiles siempre que tenga carácter recíproco, elemento esencial para garantizar un comercio más equilibrado y transparente de este tipo de productos.

En el apartado de Servicios, la UE pretende que la mejora en las condiciones de intercambio se realice de manera equilibrada, respetando la esencia del modelo social europeo. Los servicios representan una parte muy importante del Producto Interior Bruto (PIB) comunitario e internacional y están contribuyendo decididamente al crecimiento de los países en vías de desarrollo. En esta materia la Comisión Europea no ha hecho peticiones ni ofertas en servicios públicos, culturales y audiovisuales y se espera que el resto de los miembros presenten sus ofertas.

En cuanto a las reglas comerciales, el objetivo de las negociaciones es aclarar y mejorar las disposiciones sobre *antidumping*, subvenciones y medidas compensatorias, incluidas las subvenciones a la pesca. En ésta, la posición española ha logrado que, en la Declaración de Doha, se hagan referencias cruzadas entre el mandato de reglas y el de medio ambiente.

En Cancún, será imprescindible buscar soluciones para los problemas de los países con insuficiente capacidad de fabricación de medicamentos, esenciales para hacer uso de las licencias obligatorias con arreglo a los compromisos de los Acuerdos sobre los Aspectos de los Derechos de la Propiedad Inte... ...y surta efectos legales.

Otro punto clave en la reunión de Cancún será el Tratamiento Especial y Diferenciado, y la aplicación que otorgará a los países en desarrollo unas condiciones más favorables para acceder a los mercados y para la utilización de las reglas comerciales. Es necesario que se ofrezca un paquete razonable de estas disposiciones para reforzar la presencia internacional de los países en desarrollo.

No hay que olvidar que la OMC ha asumido un compromiso sin precedentes para la prestación de asistencia técnica y la creación de capacidad institucional de los países en desarrollo, imprescindible para que se puedan ejercer los derechos y cumplir con las obligaciones que se derivan de la OMC, así como beneficiarse de la mejora del acceso a los mercados que finalmente se acuerde.

Cancún será una ocasión única para que los ministros de los países miembros hagan balance de los progresos de las negociaciones y adopten decisiones. Si se alcanzan acuerdos en materia de acceso a los medicamentos y concesiones de Trato Especial y Diferenciado a los países en desarrollo, supondrá un impulso al comercio internacional y, en especial, al de los países en desarrollo; se reforzará la confianza en el sistema multilateral de comercio y se encauzarán las tensiones existentes entre los miembros de la OMC.

Juan Costa Climent es secretario de Estado de Comercio y Turismo.

El Mundo. 11-8-03

Endesa rentabiliza sus desinversiones

Obtiene plusvalías de 702 millones de euros por la venta de inmuebles y de participaciones en Repsol y REE

MADRID.— Las arcas del grupo Endesa empiezan a recoger los resultados de su programa de desinversiones previsto en el Plan Estratégico 2002-2006. Una política a la que se han visto abocadas todas las eléctricas por la coyuntura económica. La eléctrica ha obtenido unas plusvalías brutas de 702 millones de euros en el primer semestre de este año por la venta del 3,01% de su participación en Repsol; del 7% de Red Eléctrica de España (REE) y de la liquidación de diversos inmuebles ya acordada en 2002.

Los «efectos positivos de estas desinversiones» no se han incluido en los resultados netos del primer semestre de 2003 (que se incrementaron un 4,7% hasta alcanzar los 876 millones de euros) «ya que se ha cancelado el fondo de comercio por el importe que le corresponde a Endesa de la plusvalía obtenida por Enersis», explicaron fuentes del grupo.

No obstante, en el apartado de otros gastos de explotación, Endesa si registró los aproximadamente 350 millones de euros que obtuvo entre enero y junio de este año -71 millones más que en el mismo

gocio eléctrico español, fundamentalmente las centrales de ciclo combinado, la distribución de gas y la atención a los clientes minoristas que se han incorporado al mercado liberalizado, por importe total de 13 millones de euros, informa Efe.

Dentro de su política de desinversión de activos no estratégicos, Endesa inició en julio del año pasado la venta de inmuebles mediante subasta por Internet, que alcanzaron un valor de 4,6 millones de euros y generaron a la compañía unas plusvalías de 392.800 euros.

A finales de 2002, Endesa adjudicó a Vallehermoso (la inmobiliaria recientemente fusionada con Sacyr), a través de su filial patrimonial Testa Inmuebles en Renta, S.A., 12 inmuebles por un importe total de 358 millones de euros, lo que también supuso una plusvalía bruta de entorno a los 150 millones de euros.

Según explican fuentes de la compañía, este tipo de operaciones responde a la «racionalización operativa de espacio» acorde con el programa de reducción de costes que Endesa viene llevando a cabo desde 1997 y que supondrá la

TRIBUNA | COMERCIO MUNDIAL

La próxima cita de la Organización Mundial de Comercio (OMC), que se celebrará en Cancún (México) del 10 al 15 de septiembre, intentará avanzar en las negociaciones comerciales y analizar posibles vías de solución

Perspectivas para Cancún

JUAN COSTA CLIMENT

Un sistema multilateral de comercio más fuerte y abierto es una apuesta segura para la estabilidad económica internacional. Para ello, hay que forjar sólidos lazos comerciales y afianzarlos a través de reglas jurídicamente vinculantes que promuevan el crecimiento económico mundial.

La próxima reunión de los representantes de los 146 países pertenecientes a la Organización Mundial de Comercio (OMC), que se celebrará en Cancún (México) del 10 al 15 de septiembre, servirá para cerrar el ciclo de la llamada *ronda del desarrollo* (Ronda de Doha, 2001) que pretende un comercio más libre e integrador de los países menos desarrollados. En esta cita, España y la Unión Europea (UE) trabajarán decididamente para asegurar la transparencia de las reglas en los inter-



S. Panitchpakdi, director de la OMC / REUTERS

cio se basa en este tipo de manu-

lectual relacionados con el Comercio (ADPIC). Sin duda el objetivo de todos es que la población mundial que sufre infecciones como el SIDA, la tuberculosis o la malaria pueda acceder a los medicamentos necesarios, y España y la UE van a trabajar decididamente en conseguir una solución inmediata.

Asimismo, resulta importante para nosotros lograr un acuerdo sobre el registro de indicaciones geográficas de *vinos y licores* y la posible extensión de su protección adicional a otros productos, en especial a los de interés de los países en desarrollo. Así se garantizaría la difusión internacional de productos autóctonos de calidad y la penetración de productos de países menos avanzados en todos los mercados. Sin embargo, sigue existiendo una gran oposición de

acreedores de las sociedades involucradas en la fusión disponen del derecho de oposición al acuerdo durante el plazo de un mes a contar de la última publicación del anuncio de fusión y de conformidad con los términos del artículo 166 de la Ley de Sociedades Anónimas.

Vigo, 23 de julio de 2003.—Los administradores de ambas sociedades Aldapabe, S. L.: Alfredo Lorenzo Zarandona. Distribuidora de Recambios y Maquinaria, S. A.: Augusto Abad Villaverde.—38.282. 1.ª 11-8-2003

ALFREDO ARROYO, S. L.

Por acuerdo del socio único, de fecha uno de julio de 2003, se acordó la cesión global de activos y pasivos a la sociedad cesionaria «Nadal Forwarding, Sociedad Limitada».

Los acreedores de la sociedad cedente y de la cesionaria tienen derecho a obtener el texto íntegro del acuerdo de cesión y a oponerse a la misma en las condiciones y con los efectos previstos para el caso de fusión.

Prat de Llobregat, 2 de julio de 2003.—El Órgano de Administración.—Fdo.: Jaume Altisent Ortega.—38.650.

AMPLIFÓN IBÉRICA, S. A.
Sociedad unipersonal
(Sociedad absorbente)

MIGUEL A. MONDÉJAR, S. L.
Sociedad unipersonal
(Sociedad absorbida)

Anuncio de fusión

Se hace público que, el día 30 de junio de 2.003, los socios de las respectivas sociedades intervinientes en la presente fusión, decidieron aprobar los balances de fusión cerrados a 31 de diciembre de 2.002, así como la fusión por absorción de la Sociedad Miguel A. Mondéjar, Sociedad Limitada, Sociedad Unipersonal, por parte de Amplifón Ibérica, Sociedad Anónima, Sociedad Unipersonal, todo ello sobre la base del Proyecto de Fusión suscrito por los Órganos de Administración de las sociedades intervinientes y depositado en el Registro Mercantil de Barcelona y Málaga.

Se hace constar expresamente el derecho que asiste a los socios y acreedores a obtener el texto íntegro de los acuerdos adoptados y del Balance de fusión, así como el derecho de los acreedores a oponerse a la fusión durante el plazo de un mes desde la fecha del último anuncio del acuerdo de fusión.

Barcelona, 1 de julio de 2003.—El Secretario no Consejero del Consejo de Administración de Amplifón Ibérica, S.A.U, Don Luis Trepat Carbonell y El Administrador Único de Miguel A. Mondéjar, S. L., Don Paolo Boffano.—38.838. 1.ª 11-8-2003

ÁNGEL CENDAL, SOCIEDAD LIMITADA
(Sociedad parcialmente escindida)

AUDIGAL, SOCIEDAD LIMITADA
(Sociedad parcialmente escindida)

AUCEN AUDITORES, SOCIEDAD LIMITADA
(Sociedad beneficiaria)

Anuncio de escisión

Se hace público que las Juntas Generales y Universales de socios de las citadas sociedades, celebradas todas ellas el 16 de julio de 2003, aprobaron, todas ellas por unanimidad, la escisión parcial de «Angel Cendal, Sociedad Limitada» y «Audigal, Sociedad Limitada», mediante la segregación de una parte de su patrimonio, a favor de la entidad «Aucen Auditores, Sociedad Limitada», quien adquirirá por sucesión, a título particular, todos los derechos y obligaciones integrantes del patrimonio segregado, en los términos y condiciones del proyecto de escisión suscrito por los Administradores de las sociedades intervinientes y depositado en el Registro Mercantil de A Coruña. Se hace constar el derecho que asiste a los socios y acreedores de las sociedades participantes en la escisión a obtener el texto íntegro de los acuerdos adoptados y de los balances de escisión. Los acreedores de las sociedades indicadas pueden oponerse a la escisión en los términos establecidos en el artículo 166 de la Ley de Sociedades Anónimas, durante el plazo de un mes, contado a partir de la publicación del último anuncio de escisión.

Ferrol, 23 de julio de 2003.—El Administrador de «Aucen Auditores, Sociedad Limitada», «Angel Cendal, Sociedad Limitada», Angel Sánchez-Cendal Bermejo y de «Audigal, Sociedad Limitada», Juan Carlos López Fernández.—37.479. y 3.ª 11-8-2003

ANGLOFURESA, S. A.
Unipersonal

(En liquidación)

En cumplimiento de lo dispuesto en los artículos 263 y 275 de la Ley de Sociedades Anónimas, se hace público que el socio único de la compañía en fecha 17 de marzo de 2003, en el domicilio social de la compañía tomó entre otras la decisión de disolver y liquidar la sociedad aprobándose el siguiente balance de liquidación:

	Euros
Activo:	
Inmovilizado Material	635.492,17
Caja	6.432,29
Total Activo	641.924,46
Pasivo:	
Capital Social	60,10
Aportación Socio	20.484,39
Reservas	615.379,97
Provisión Gastos Liquidación	6.000,00
Total Pasivo	641.924,46

Madrid, 30 de junio de 2003.—El Liquidador Único, Don Andrés Gallardo García Nieto.—38.646.

ANTENA 3 DE TELEVISIÓN, S. A.

Convocatoria de junta general extraordinaria de accionistas

Por acuerdo del Consejo de Administración, se convoca Junta General Extraordinaria de Accionistas, que se celebrará, en primera convocatoria, el día 29 de agosto de 2003, a las 17:00 horas, en el domicilio social, en San Sebastián de los Reyes (Madrid), Avenida Isla Graciosa s/n, y, en su caso, en segunda convocatoria, el siguiente día 30 de agosto de 2003, a la misma hora y en el mismo lugar, a fin de deliberar y resolver sobre los asuntos comprendidos en el siguiente

Orden del día

Primero.—Modificación del valor nominal de las acciones y, en consecuencia, del artículo 5.º de los Estatutos sociales.

Segundo.—Modificación de los artículos 21 y 29 de los Estatutos sociales, relativos a la exigencia de un capital mínimo para asistir a la Junta General de accionistas, y al número mínimo y máximo de miembros del Consejo de Administración.

Tercero.—Modificación de los artículos 3, 7, 8, 10, 14, 17, 20, 23, 24, 25, 26, 27, 30, 31, 31 bis, 32, 33, 34, 35, 36, 37 y 38, incorporando los criterios vigentes en materia de normas para el gobierno corporativo de las sociedades anónimas cotizadas.

Cuarto.—Aprobación de un texto refundido de los Estatutos sociales, incluyendo las precedentes modificaciones acordadas por la Junta.

Quinto.—Fijación del número de Consejeros. Ratificación y designación de Consejeros.

Sexto.—Fijación del importe de la retribución de los Consejeros.

Séptimo.—Revocación del acuerdo vigente adoptado por la Junta General de accionistas en relación con la adquisición de acciones propias y adopción de un nuevo acuerdo sobre esta materia.

Octavo.—Aprobación del Reglamento de la Junta General de accionistas.

Noveno.—Informe y notificación del Reglamento del Consejo de Administración.

Décimo.—Delegación de facultades para formalizar, interpretar, subsanar y ejecutar los acuerdos adoptados por la Junta General de accionistas.

Intervención de Notario en la Junta:

El Consejo de Administración ha acordado requerir la presencia de Notario para que levante acta de la Junta, de conformidad con lo dispuesto en el artículo 114 de la Ley de Sociedades Anónimas en relación con los artículos 101 y 103 del Reglamento del Registro Mercantil.

Derecho de información:

El derecho de información de los accionistas será el previsto en el artículo 112 de la Ley de Sociedades Anónimas en su redacción dada por la Ley 26/2003, de 17 de julio. En particular, los accionistas de la Compañía tienen derecho a examinar y obtener en el domicilio social (o a solicitar que les sea remitida de forma inmediata y gratuita) copia de los documentos que en relación con los puntos primero, segundo, tercero y cuarto del orden del día van a ser sometidos a aprobación de la Junta, así como el Reglamento de la Junta General de Accionistas, al que se refiere el punto octavo.

Requisitos para la asistencia a la Junta General:

Teniendo en cuenta el proceso de transformación de la forma de representación de las acciones de la Sociedad en anotaciones en cuenta tendrán derecho a asistir a la Junta General de Accionistas tanto los accionistas que hubieran transformado ya sus títulos en anotaciones en cuenta y tengan las acciones inscritas en los correspondientes registros con cinco días de antelación al día en que se celebre la Junta General de Accionistas, como los que no lo hubieran hecho y tengan sus acciones inscritas en el Libro Registro de Acciones Nominativas, pudiendo acreditarse la adquisición de las acciones de quien aparezca en el Libro Registro de Acciones Nominativas como titular mediante la presentación del oportuno documento público. Todo accionista que tenga derecho a asistir podrá hacerse representar en la Junta por medio de otra persona, aunque no sea accionista, y ello en la forma y requisitos establecidos en el artículo 106 del texto refundido de la Ley de Sociedades Anónimas.

Nota: La Junta se celebrará, previsiblemente, en primera convocatoria.

San Sebastián de los Reyes, 31 de julio de 2003.—La Vicesecretaria del Consejo de Administración, Carmen Rodríguez Martín.—39.035.

ANTENA 3 DE TELEVISIÓN, S. A.

Transformación de títulos en anotaciones en cuenta

Se informa a los accionistas de Antena 3 de Televisión, S. A. de que la Junta General de Accionistas de la sociedad celebrada el 28 de abril de 2003 acordó modificar el sistema de representación de las acciones, pasando a estar representadas por medio de anotaciones en cuenta. Conforme a lo acordado por el Consejo de Administración, con fecha 29 de julio de 2003, en relación con este acuerdo de la Junta General de Accionistas, y según lo establecido en el artículo 4 del Real Decreto 116/1992, de 14 de febrero, los accionistas disponen del plazo de un mes, a contar desde la fecha de publicación del presente anuncio, para la presentación de los títulos representativos de las acciones ante las Entidades Participantes de la Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S. A. las cuales deberán practicar las correspondientes inscripciones a favor de quienes aparezcan como titulares en los documentos acreditativos de esa condición. La transformación se producirá a medida que vayan siendo presentados los títulos de las acciones.

Transcurrido el mencionado plazo de un mes y según lo establecido en el artículo 4.4 del mismo Real Decreto, los títulos no transformados quedarán anulados, sin perjuicio de que dentro del plazo máximo de tres años pueda procederse a practicar la correspondiente inscripción a favor de quien acredite la titularidad del derecho.

San Sebastián de los Reyes (Madrid), 29 de julio de 2003.—La Vicesecretaria del Consejo de Administración, Carmen Rodríguez Martín.—39.034.

APERITIVOS ESPAÑOLES, S. A.
(Sociedad absorbente)
DISTRIBUIDORA BALEAR DE APERITIVOS, S. A.
Sociedad unipersonal
(Sociedad absorbida)

Anuncio de fusión

Se hace público que las juntas generales extraordinarias y universales de accionistas de las citadas sociedades, celebradas todas ellas el 30 de Junio de 2003, aprobaron, todas ellas por unanimidad, la fusión de dichas sociedades mediante la absorción por «Aperitivos Españoles, Sociedad Anónima» de «Distribuidora Balear de Aperitivos, Sociedad Anónima», con disolución sin liquidación de las sociedad absorbida y traspaso en bloque a título universal de todos los bienes, derechos y obligaciones que componen sus patrimonios a la sociedad absorbente, y sin ampliación del capital social de la sociedad absorbente, por ser ésta titular del cien por cien del capital de las sociedades absorbidas, todo ello en los términos y condiciones del proyecto de fusión suscrito por los Administradores de las sociedades intervinientes y depositado en el Registro Mercantil de Barcelona.

Se hace constar el derecho que asiste a los accionistas y acreedores de las sociedades participantes en la fusión a obtener el texto íntegro de los acuerdos adoptados y de los balances de fusión, así como el derecho de los acreedores de las sociedades que se fusionan a oponerse a la fusión, en los términos establecidos en el artículo 166 de la Ley de Sociedades Anónimas, durante el plazo de un mes, contado a partir de la publicación del último anuncio de fusión.

Barcelona, 1 de julio de 2003.—Alberto Vitaloni, Administrador Único de «Aperitivos Españoles, Sociedad Anónima», y Carlo Zorzetto, Secretario del Consejo de Administración de «Distribuidora Balear de Aperitivos, Sociedad Anónima».—38.439.

1.ª 11-8-2003

APERITIVOS Y SNACKS CASA PONS, SOCIEDAD ANÓNIMA
(Sociedad absorbente; sociedad unipersonal)
FRITOS PÉREZ, SOCIEDAD LIMITADA
FRIPER POP, SOCIEDAD LIMITADA
(Sociedades absorbidas)

Anuncio de Fusión

En cumplimiento de lo establecido por los artículos 242 y 243 de la vigente Ley de Sociedades Anónimas, y 94 de la Ley de Sociedades de Responsabilidad Limitada, se pone en público conocimiento que las Juntas Generales de socios de las compañías Fritos Pérez, Sociedad Limitada y Friper Pop, Sociedad Limitada celebradas el 23 de junio de 2003, y con esa misma fecha el accionista único de Aperitivos y Snacks Casa Pons, Sociedad Anónima (unipersonal), han aprobado la fusión de las compañías, mediante la absorción de las sociedades Fritos Pérez, Sociedad Limitada y Friper Pop, Sociedad Limitada por Aperitivos y Snacks Casa Pons, Sociedad Anónima, con disolución sin liquidación de aquéllas y consiguiente transmisión en bloque de sus respectivos patrimonios sociales a Aperitivos y Snacks Casa Pons, Sociedad Anónima que adquirirá, por sucesión universal, todos sus derechos y obligaciones.

A raíz de la operación aprobada Aperitivos y Snacks Casa Pons, Sociedad Anónima ve aumentado su capital social en el importe de 279.416,00 euros, y adopta la denominación social de una de las sociedades absorbidas, pasando en lo sucesivo a ser su denominación social la de Fritos Pérez, Sociedad Anónima.

Los acuerdos de fusión han sido adoptados sobre la base de los Balances de cada sociedad cerrados a fecha 31 de diciembre de 2002 y del Proyecto de Fusión redactado conjuntamente por los Administradores de las sociedades intervinientes en la fusión.

Los socios y acreedores de las sociedades participantes en la operación de fusión tienen derecho a obtener el texto íntegro de los acuerdos adoptados y de los Balances de fusión aprobados. Durante el plazo de un mes, contado a partir de la última publicación de este anuncio de acuerdo de fusión, los acreedores de ambas sociedades podrán oponerse a la misma, en los términos previstos en el artículo 166 de la Ley de Sociedades Anónimas.

Valencia, 25 de julio de 2003.—El Presidente de los Consejos de Administración de Fritos Pérez, Sociedad Limitada y Friper Pop, Sociedad Limitada y persona física designada por el Administrador único de Aperitivos y Snacks Casa Pons, Sociedad Anónima (unipersonal), la mercantil Sociedad Gestora de Negocios e Inversiones, Sociedad Anónima, para el ejercicio de las funciones propias del cargo. Francisco Pons Alcoy.—38.434. 1.ª 11-8-2003

APLUS SANTE ESPAÑA, S. L.

Se pone en conocimiento del socio de la compañía Aplus Sante España, Sociedad Limitada, Don Manuel Domínguez Lado, que durante el periodo de 40 días naturales contados desde la publicación de este anuncio, podrá ejercitar su derecho de adquisición preferente de suscripción en la ampliación de capital acordada el 28 de Julio de 2003. La ampliación quedó fijada en 500.000 euros.

Asimismo, se pone en conocimiento de Don Manuel Domínguez Lado que previamente a la mencionada ampliación, fue reducido el capital social a cero euros con la restitución de las aportaciones a los socios en efectivo metálico.

Barcelona, 1 de agosto de 2003.—El Administrador, Jean Luc Anor.—38.640.

ASTILLEROS DEL ATLÁNTICO, SOCIEDAD ANÓNIMA

Anuncio de reducción y ampliación de capital

La Junta General Extraordinaria de la sociedad, celebrada el día 20 de junio de 2003, adoptó por unanimidad, y con el quórum suficiente, los siguientes acuerdos:

Primero.—Reducir el capital social en su cifra total, 3.035.171,23 Euros (antes 505.010.000 pesetas) mediante la amortización total de las acciones actuales números 1 al 101.002, ambos inclusive, con la finalidad de restablecer el equilibrio entre aquel y el patrimonio de la sociedad, disminuido como consecuencia de pérdidas.

Dichas acciones quedarán amortizadas de pleno derecho y sus títulos representativos carentes de su valor de tales, sin que proceda abonar suma alguna a los accionistas, en el mismo momento en que se culmine la ejecución del simultáneo acuerdo de aumento de capital.

Segundo.—Simultáneamente, de conformidad con lo previsto en el artículo 169 de la Ley de Sociedades Anónimas, aumentar el capital social en la cifra de 60.600 euros, dejando fijado el mismo en dicho importe, mediante la emisión de 20.200 nuevas acciones ordinarias números 1 al 20.200, ambos inclusive, pertenecientes a una única clase y serie y representadas por medio de títulos al portador, de 3 Euros de valor nominal cada uno de ellos. La emisión se hace a la par y las nuevas acciones tendrán iguales derechos y obligaciones que las que existían anteriormente. El desembolso de las acciones se verificará en el acto de suscripción de las mismas y por el total de su importe, que se ingresará en la cuenta bancaria de la sociedad.

Los actuales accionistas podrán ejercitar su derecho de suscripción preferente en el plazo de un mes, contado desde la publicación del presente anuncio en el Boletín Oficial del Registro Mercantil, con la siguiente relación de cambio: Una acción nueva por cada cinco antiguas que posean, durante este plazo podrán, si es de su interés, ceder sus derechos. Finalizado el citado plazo se entenderá que los accionistas que no hayan ejecutado su derecho de suscripción preferente, renuncian al mismo, quedando las acciones no suscritas a disposición del Consejo de Administración de la sociedad para que disponga libremente de ellas en las mismas condiciones económicas citadas anteriormente.

Tercero.—Ratificar los acuerdos tomados en la Junta General Extraordinaria, celebrada el 24 de junio de 2002, sobre la citada Reducción y Ampliación de Capital.

Nota: Los señores accionistas que al día de la fecha ya hubiesen ejercitado su derecho de suscripción preferente, no tendrán que llevar a cabo actuación alguna.

Lo que se comunica a los efectos legales oportunos y para general conocimiento de los Señores accionistas.

Santander, 1 de agosto de 2003.—El Secretario, José M. Manteca Ruiz.—38.452.

ATUNSA, SOCIEDAD ANÓNIMA

Don Francesc Massanas Vilosa, en su calidad de Administración único de la mercantil Atunsa, Sociedad Anónima, convoca Junta General Extraordinaria de Accionistas para el próximo día 30 de agosto de 2003 en el domicilio social a las nueve horas en primera convocatoria y, si fuese preciso, en segunda convocatoria al día siguiente a la misma hora, al objeto de deliberar y adoptar los acuerdos sobre asuntos del siguiente

Orden del día

Primero.—Examen y aprobación, si procede, de las cuentas anuales de la Sociedad (balance, Cuenta de Pérdidas y Ganancias y Memoria) y de la propuesta de aplicación del resultado de los ejercicios

añías eléctricas insisten en sumar lguna décima al tipo de interés.

El cobro de los 1.514,66 millones le euros por parte de las empresas upondrá un importantísimo balón le oxígeno para las cuentas de las compañías y sus proyectos indusriales. Sobre todo, para reducir su elevado nivel de endeudamiento. La deuda de Endesa es de 18.019 millones de euros, la de Iberdrola 10.595 millones y la de Unión Fenosa 6.873 millones. En términos absoutos, los 900 millones de euros que recibiría Endesa por el déficit de tarifas servirían para reducir de golpe su deuda en un 5%.

Eso supondría una mejora en las calificaciones de estas compañías que realizan las agencias de «rating» y una revalorización de las mismas al ser incluidas en las carteras de los principales fondos de inversión.

Antecedente, la moratoria nuclear

La titulización de activos tuvo en nuestro país un antecedente hace ocho años, y también con las eléctricas como protagonistas.

El Plan Energético Nacional (PEN) 1991-2000 elaborado por el Gobierno socialista establecía la suspensión de la construcción de las centrales nucleares de Lemóniz, Valdecaballeros y Trillo II.

La Ley de Ordenación del Sector Eléctrico Nacional (Losen) de 1994 decretó la paralización definitiva de esas instalaciones y estableció para sus propietarios el derecho a una compensación por las inversiones realizadas mediante la afectación de un porcentaje del 3,54% de la tarifa eléctrica durante un máximo de 25 años.

Las compañías afectadas eran Iberdrola, Endesa, Unión Fenosa y Sevillana de Electricidad (filial de Endesa).

Más de 4.350 millones de euros

Aunque el valor base de esa compensación fue de 4.383,23 millones de euros (729.309 millones de pesetas), el fondo de titulización de activos se constituyó con 4.297,23 millones de euros (715.000 millones de pesetas). Esta cantidad se financió mediante tres tramos en subasta pública de unos bonos (1.292,17 millones de euros), un préstamo A (1.935,25 millones) y un préstamo B (1.069,80 millones).

Las entidades aseguradoras de la subasta fueron el BBV, Argentaria, Chemical Bank, BCH, Caja de Madrid y BBK. El agente de pagos fue el Instituto de Crédito Oficial.

En la subasta de esos 4.297,23 millones de euros, celebrada el 29 de junio de 1996, el BCH se hizo con la mayor parte de los préstamos y el BBV con los bonos, quedando el Santander y Argentaria fuera de la misma.

Quince días más tarde, las eléctricas recibieron sus 4.359,65 millones de euros (725.386 millones de pesetas).

Cuevas está dispuesto a librar la batalla de los costes empresariales en otoño

La CEOE ha denunciado la «sobrecotización» que pagan las empresas

• La cúpula de la CEOE recibió una nueva negativa por parte del Gobierno sobre una posible rebaja generalizada de las cotizaciones sociales, que reclaman desde años

MAITE VÁZQUEZ DEL RÍO

MADRID. El presidente de la CEOE, José María Cuevas, quiere debatir a la vuelta del verano sobre los costes que tienen que afrontar las empresas por considerar que frenan la competitividad. Para ello, sus técnicos están trabajando en un informe que verá la luz en septiembre u octubre próximos, y que será la base de una posible negociación con Gobierno y sindicatos para buscar fórmulas que mejoren la competitividad de las empresas.



Critóbal Montoro, junto a José María Cuevas, en una imagen de archivo JORDI ROMEU

Esta semana, Cuevas reconoció ante el responsable de Hacienda, Cristóbal Montoro, durante una entrevista la favorable aportación que tiene la política económica de los últimos años e, incluso, la que muestran los Presupuestos de 2004. Pero las alabanzas pronto se convirtieron en críticas porque tampoco el próximo año será posible una rebaja generalizada de las cotizaciones, una reivindicación renovada año tras año, que desde el Ejecutivo se descarta porque «políticamente» creen más adecuadas las «rebajas selectivas» en las contrataciones que creen empleo, sobre todo entre los colectivos más desfavorecidos.

La renovada reivindicación empresarial, no obstante, estuvo acompañada este año por una propuesta: abrir un debate en el que se analicen los costes que deben soportar las empresas para reducirlos. Cuevas dijo que a las empresas «les cuesta cada vez más» mantener su competitividad en el exterior. La razón: los elevados costes fiscales. Las cotizaciones sociales forman parte de estas razones sobre las que «todavía queda mucho por hacer».

Septiembre u octubre es la época elegida por la CEOE para iniciar este debate que, Cuevas insistió, debe ser «constante y profundo». El reto de la CEOE es que a finales de 2003 se haya empezado a ganar competitividad, porque no se trata sólo de que las empresas «afilen más el lapicero» como han venido haciendo en los últimos años.

CEOE considera que la moderación salarial está garantizada, gracias a los sucesivos acuerdos que se están alcanzando con los sindicatos. Y hasta defienden las cláusulas de revisión salarial, porque también reconocen que es necesario para la economía que los trabajadores tengan poder adquisitivo.

Todo parece indicar que las propuestas empresariales empezarán por combatir lo que denominan «sobrecotización» de los empresarios a la Seguridad Social, cuya suma, según sus datos, es la contribución «más importante» que reciben los Presupuestos y la Seguridad Social.

Las denuncias de la patronal se centran, por tanto, en las «enormes» cargas fiscales, los «elevados» costes sociales y la negativa repercusión que tienen en la competitividad de las empresas. Unas cargas, por otro lado, que consideran que no tienen razón de ser si, además, se tiene en cuenta la situación «excedentaria» que presentan las liquidaciones del ejercicio 2002 del sistema de Seguridad Social, del Fogasa (Fondo de Garantía Salarial) y del INEM. Y suman las previsiones de liquidación (también excedentaria) para el actual ejercicio de estos mismos organismos.

De hecho, la Seguridad Social, recuerda CEOE, tiene unos excedentes del 0,98% del PIB, 6.800 millones, al tiempo que se han sumado nuevas dotaciones al Fondo de Reserva que cuenta ahora con 8.381 millones.

Según CEOE, la suma que representan las cotizaciones sociales es, «con diferencia», la contribución más importante que anualmente reciben los Presupuestos y la Seguridad Social, «muy superior» al montante total del IRPF o el de los impuestos indirectos.

Todos lo recomiendan

Asimismo, la patronal agrega las recomendaciones de la OCDE, el FMI o Bruselas para que se reduzcan las cotizaciones, a fin de dinamizar el empleo y la competitividad de las empresas. También el Pacto de Toledo —insiste CEOE— hizo suya esta recomendación, mientras en el acuerdo sobre pensiones de 2001 se cifró como conveniente dotar al Fondo de Reserva con 6.000 millones, cuantía que se alcanzó en marzo pasado y, pese a lo cual, se han ido incorporando nuevas dotaciones (2.381 millones más).

reedores de las sociedades involucradas en la sión disponen del derecho de oposición al acuerdo trante el plazo de un mes a contar de la última iblicación del anuncio de fusión y de conformidad m los términos del artículo 166 de la Ley de Sociedes Anónimas.

Vigo, 23 de julio de 2003.—Los administradores : ambas sociedades Aldapabe, S. L.: Alfredo prenzo Zarandona, Distribuidora de Recambios Maquinaria, S. A.: Augusto Abad Villaver-:—38.282. 1.ª 11-8-2003

ALFREDO ARROYO, S. L.

Por acuerdo del socio único, de fecha uno de lio de 2003, se acordó la cesión global de activos pasivos a la sociedad cesionaria «Nadal Forwarng, Sociedad Limitada».

Los acreedores de la sociedad cedente y de la sionaria tienen derecho a obtener el texto íntegro :l acuerdo de cesión y a oponerse a la misma las condiciones y con los efectos previstos para caso de fusión.

Prat de Llobregat, 2 de julio de 2003.—El Órgano : Administración.—Fdo.: Jaume Altisent Orte-.—38.650.

AMPLIFÔN IBÉRICA, S. A.
Sociedad unipersonal
(Sociedad absorbente)
MIGUEL A. MONDÉJAR, S. L.
Sociedad unipersonal
(Sociedad absorbida)

Anuncio de fusión

Se hace público que, el día 30 de junio de 2.003, s socios de las respectivas sociedades intervinien-s en la presente fusión, decidieron aprobar los lances de fusión cerrados a 31 de diciembre de 002, así como la fusión por absorción de la Sociedad Miguel A. Mondéjar, Sociedad Limitada, Sociedad Unipersonal, por parte de Amplifón Ibérica, ociedad Anónima, Sociedad Unipersonal, todo ello bre la base del Proyecto de Fusión suscrito por s Órganos de Administración de las sociedades tervinientes y depositado en el Registro Mercantil Barcelona y Málaga.

Se hace constar expresamente el derecho que iste a los socios y acreedores a obtener el texto tegro de los acuerdos adoptados y del Balance fusión, así como el derecho de los acreedores oponerse a la fusión durante el plazo de un mes sde la fecha del último anuncio del acuerdo de sión.

Barcelona, 1 de julio de 2003.—El Secretario no onsejero del Consejo de Administración de Amplifn Ibérica, S.A.U, Don Luis Trepat Carbonell y Administrador Único de Miguel A. Mondé-:, S. L., Don Paolo Boffano.—38.838. 1.ª 11-8-2003

ÁNGEL CENDAL, SOCIEDAD LIMITADA
(Sociedad parcialmente escindida)
AUDIGAL, SOCIEDAD LIMITADA
(Sociedad parcialmente escindida)
AUCEN AUDITORES, SOCIEDAD LIMITADA
(Sociedad beneficiaria)

Anuncio de escisión

Se hace público que las Juntas Generales y Unirsales de socios de las citadas sociedades, celebradas todas ellas el 16 de julio de 2003, aprobaron, todas ellas por unanimidad, la escisión parcial de «Angel Cendal, Sociedad Limitada» y «Audigal, Sociedad Limitada», mediante la segregación de una parte de su patrimonio, a favor de la entidad «Aucen Auditores, Sociedad Limitada», quien adquirirá por sucesión, a título particular todos los derechos y obligaciones integrantes del patrimonio segregado, en los términos y condiciones del proyecto de escisión suscrito por los Administradores de las sociedades intervinientes y depositado en el Registro Mercantil de A Coruña. Se hace constar el derecho que asiste a los socios y acreedores de las sociedades participantes en la escisión a obtener el texto íntegro de los acuerdos adoptados y de los balances de escisión. Los acreedores de las sociedades indicadas pueden oponerse a la escisión en los términos establecidos en el artículo 166 de la Ley de Sociedades Anónimas, durante el plazo de un mes, contado a partir de la publicación del último anuncio de escisión.

Ferrol, 23 de julio de 2003.—El Administrador de «Aucen Auditores, Sociedad Limitada», «Angel Cendal, Sociedad Limitada», Angel Sánchez-Cendal Bermejo y de «Audigal, Sociedad Limitada», Juan Carlos López Fernández.—37.479. y 3.ª 11-8-2003

ANGLOFURESA, S. A.
Unipersonal

(En liquidación)

En cumplimiento de lo dispuesto en los artículos 263 y 275 de la Ley de Sociedades Anónimas, se hace público que el socio único de la compañía en fecha 17 de marzo de 2003, en el domicilio social de la compañía tomó entre otras la decisión de disolver y liquidar la sociedad aprobándose el siguiente balance de liquidación:

	Euros
Activo:	
Inmovilizado Material	635.492,17
Caja	6.432,29
Total Activo	641.924,46
Pasivo:	
Capital Social	60,10
Aportación Socio	20.484,39
Reservas	615.379,97
Provisión Gastos Liquidación	6.000,00
Total Pasivo	641.924,46

Madrid, 30 de junio de 2003.—El Liquidador Único, Don Andrés Gallardo García Nieto.—38.646.

ANTENA 3 DE TELEVISIÓN, S. A.

Convocatoria de junta general extraordinaria de accionistas

Por acuerdo del Consejo de Administración, se convoca Junta General Extraordinaria de Accionistas, que se celebrará, en primera convocatoria, el día 29 de agosto de 2003, a las 17:00 horas, en el domicilio social, en San Sebastián de los Reyes (Madrid), Avenida Isla Graciosa s/n, y, en su caso, en segunda convocatoria, el siguiente día 30 de agosto de 2003, a la misma hora y en el mismo lugar, a fin de deliberar y resolver sobre los asuntos comprendidos en el siguiente

Orden del día

Primero.—Modificación del valor nominal de las acciones y, en consecuencia, del artículo 5.º de los Estatutos sociales.

Segundo.—Modificación de los artículos 21 y 29 de los Estatutos sociales, relativos a la exigencia de un capital mínimo para asistir a la Junta General de accionistas, y al número mínimo y máximo de miembros del Consejo de Administración.

Tercero.—Modificación de los artículos 3, 7, 8, 10, 14, 17, 20, 23, 24, 25, 26, 27, 30, 31, 31 bis, 32, 33, 34, 35, 36, 37 y 38, incorporando los criterios vigentes en materia de normas para el gobierno corporativo de las sociedades anónimas cotizadas.

Cuarto.—Aprobación de un texto refundido de los Estatutos sociales, incluyendo las precedentes modificaciones acordadas por la Junta.

Quinto.—Fijación del número de Consejeros. Ratificación y designación de Consejeros.

Sexto.—Fijación del importe de la retribución de los Consejeros.

Séptimo.—Revocación del acuerdo vigente adoptado por la Junta General de accionistas en relación con la adquisición de acciones propias y adopción de un nuevo acuerdo sobre esta materia.

Octavo.—Aprobación del Reglamento de la Junta General de accionistas.

Noveno.—Informe y notificación del Reglamento del Consejo de Administración.

Décimo.—Delegación de facultades para formalizar, interpretar, subsanar y ejecutar los acuerdos adoptados por la Junta General de accionistas.

Intervención de Notario en la Junta:

El Consejo de Administración ha acordado requerir la presencia de Notario para que levante acta de la Junta, de conformidad con lo dispuesto en el artículo 114 de la Ley de Sociedades Anónimas en relación con los artículos 101 y 103 del Reglamento del Registro Mercantil.

Derecho de información:

El derecho de información de los accionistas será el previsto en el artículo 112 de la Ley de Sociedades Anónimas en su redacción dada por la Ley 26/2003, de 17 de julio. En particular, los accionistas de la Compañía tienen derecho a examinar y obtener en el domicilio social (o a solicitar que les sea remitida de forma inmediata y gratuita) copia de los documentos que en relación con los puntos primero, segundo, tercero y cuarto del orden del día van a ser sometidos a aprobación de la Junta, así como el Reglamento de la Junta General de Accionistas, al que se refiere el punto octavo.

Requisitos para la asistencia a la Junta General:

Teniendo en cuenta el proceso de transformación de la forma de representación de las acciones de la Sociedad en anotaciones en cuenta tendrán derecho a asistir a la Junta General de Accionistas tanto los accionistas que hubieran transformado ya sus títulos en anotaciones en cuenta y tengan las acciones inscritas en los correspondientes registros con cinco días de antelación al día en que se celebre la Junta General de Accionistas, como los que no lo hubieran hecho y tengan sus acciones inscritas en el Libro Registro de Acciones Nominativas, pudiendo acreditarse la adquisición de las acciones de quién aparezca en el Libro Registro de Acciones Nominativas como titular mediante la presentación del oportuno documento público. Todo accionista que tenga derecho a asistir podrá hacerse representar en la Junta por medio de otra persona, aunque no sea accionista, y ello en la forma y requisitos establecidos en el artículo 106 del texto refundido de la Ley de Sociedades Anónimas.

Nota: La Junta se celebrará, previsiblemente, en primera convocatoria.

San Sebastián de los Reyes, 31 de julio de 2003.—La Vicesecretaria del Consejo de Administración, Carmen Rodríguez Martín.—39.035.

Endesa rentabiliza sus desinversiones

Obtiene plusvalías de 702 millones de euros por la venta de inmuebles y de participaciones en Repsol y REE

MADRID.— Las arcas del grupo Endesa empiezan a recoger los resultados de su programa de desinversiones previsto en el Plan Estratégico 2002-2006. Una política a la que se han visto abocadas todas las eléctricas por la coyuntura económica. La eléctrica ha obtenido unas plusvalías brutas de 702 millones de euros en el primer semestre de este año por la venta del 3,01% de su participación en Repsol; del 7% de Red Eléctrica de España (REE) y de la liquidación de diversos inmuebles ya acordada en 2002.

Los «efectos positivos de estas desinversiones» no se han incluido en los resultados netos del primer semestre de 2003 (que se incrementaron un 4,7% hasta alcanzar los 876 millones de euros) «ya que se ha cancelado el fondo de comercio por el importe que le corresponde a Endesa de la plusvalía obtenida por Enersis», explicaron fuentes del grupo.

No obstante, en el apartado de otros gastos de explotación, Endesa sí registró los aproximadamente 350 millones de euros que obtuvo entre enero y junio de este año –71 millones más que en el mismo periodo de 2002– generados por otras actividades.

Estos gastos de explotación corresponden, por un lado, a las nuevas actividades incluidas en el negocio eléctrico español, fundamentalmente las centrales de ciclo combinado, la distribución de gas y la atención a los clientes minoristas que se han incorporado al mercado liberalizado, por importe total de 13 millones de euros, informa Efe.

Dentro de su política de desinversión de activos no estratégicos, Endesa inició en julio del año pasado la venta de inmuebles mediante subasta por Internet, que alcanzaron un valor de 4,6 millones de euros y generaron a la compañía unas plusvalías de 392.800 euros.

A finales de 2002, Endesa adjudicó a Vallehermoso (la inmobiliaria recientemente fusionada con Sacyr), a través de su filial patrimonial Testa Inmuebles en Renta, S.A., 12 inmuebles por un importe total de 358 millones de euros, lo que también supuso una plusvalía bruta de entorno a los 150 millones de euros.

Según explican fuentes de la compañía, este tipo de operaciones responde a la «racionalización operativa de espacio» acorde con el programa de reducción de costes que Endesa viene llevando a cabo desde 1997 y que supondrá la venta individual de otros inmuebles en el futuro tanto en España como en Iberoamérica y que alcanzan un importe entre los 6.000 y 7.000 millones de euros.

TRIBUNA | COMERCIO MUNDIAL

La próxima cita de la Organización Mundial de Comercio (OMC), que se celebrará en Cancún (México) del 10 al 15 de septiembre, intentará avanzar en las negociaciones comerciales y analizar posibles vías de solución

Perspectivas para Cancún

JUAN COSTA CLIMENT

Un sistema multilateral de comercio más fuerte y abierto es una apuesta segura para la estabilidad económica internacional. Para ello, hay que forjar sólidos lazos comerciales y afianzarlos a través de reglas jurídicamente vinculantes que promuevan el crecimiento económico mundial.

La próxima reunión de los representantes de los 146 países pertenecientes a la Organización Mundial de Comercio (OMC), que se celebrará en Cancún (México) del 10 al 15 de septiembre, servirá para cerrar el ciclo de la llamada *ronda del desarrollo* (Ronda de Doha, 2001) que pretende un comercio más libre e integrador de los países menos desarrollados. En esta cita, España y la Unión Europea (UE) trabajarán decididamente para asegurar la transparencia de las reglas en los intercambios internacionales y contribuir a reforzar el comercio como instrumento de desarrollo económico y social de todos los países.



S. Panitchpakdi, director de la OMC / REUTERS

En Cancún se revisarán 20 cuestiones comerciales, entre las que destacarán las negociaciones en agricultura para mejorar el acceso a los mercados y la reducción de las subvenciones a la exportación y las ayudas internas que distorsionan el comercio. Es importante que todos los países hagan un esfuerzo equivalente para garantizar el adecuado equilibrio entre un desarrollo sostenible de nuestros respectivos medios rurales y la apertura de los mercados.

No hay que olvidar que Europa es el máximo importador de productos agrícolas y que, en los últimos meses, ha hecho un esfuerzo significativo para adaptar la Política Agrícola Comunitaria (PAC) a las necesidades reales de la agricultura europea. Esta reforma, basada en principios como la conservación del medioambiente, la seguridad de los alimentos o el respeto a los animales entre otros, aumenta la calidad de los productos que consumen los europeos y refuerza los mecanismos de apoyo a la agricultura europea.

En cuanto a las negociaciones sobre acceso al mercado para productos no agrícolas, se pretende avanzar en la eliminación de aranceles, que mejorará los niveles de comercio internacional, facilitará la penetración de productos en terceros mercados y promoverá oportunidades de crecimiento para los países menos avanzados, donde casi las tres cuartas partes de su comercio se basa en este tipo de manufacturas. La UE ha ofrecido la casi eliminación de aranceles en calzado y textiles siempre que tenga carácter recíproco, elemento esencial para garantizar un comercio más equilibrado y transparente de este tipo de productos.

En el apartado de Servicios, la UE pretende que la mejora en las condiciones de intercambio se realice de manera equilibrada, respetando la esencia del modelo social europeo. Los servicios representan una parte muy importante del Producto Interior Bruto (PIB) comunitario e internacional y están contribuyendo decididamente al crecimiento de los países en vías de desarrollo. En esta materia la Comisión Europea no ha hecho peticiones ni ofertas en servicios públicos, culturales y audiovisuales y se espera que el resto de los miembros presenten sus ofertas.

En cuanto a las reglas comerciales, el objetivo de las negociaciones es aclarar y mejorar las disposiciones sobre *antidumping*, subvenciones y medidas compensatorias, incluidas las subvenciones a la pesca. En ésta, la posición española ha logrado que, en la Declaración de Doha, se hagan referencias cruzadas entre el mandato de reglas y el de medio ambiente.

En Cancún, será imprescindible buscar soluciones para los problemas de los países con insuficiente capacidad de fabricación de medicamentos, esenciales para hacer uso de las licencias obligatorias con arreglo a los compromisos de los Acuerdos sobre los Aspectos de los Derechos de la Propiedad Intelectual relacionados con el Comercio (ADPIC). Sin duda el objetivo de todos es que la población mundial que sufre infecciones como el SIDA, la tuberculosis o la malaria pueda acceder a los medicamentos necesarios, y España y la UE van a trabajar decididamente en conseguir una solución inmediata.

Asimismo, resulta importante para nosotros lograr un acuerdo sobre el registro de indicaciones geográficas de vinos y licores y la posible extensión de su protección adicional a otros productos, en especial a los de interés de los países en desarrollo. Así se garantizaría la difusión internacional de productos autóctonos de calidad y la penetración de productos de países menos avanzados en todos los mercados. Sin embargo, sigue existiendo una gran oposición de los países de América y Oceanía a que tenga carácter obligatorio y surta efectos legales.

Otro punto clave en la reunión de Cancún será el Tratamiento Especial y Diferenciado, y la aplicación que otorgará a los países en desarrollo unas condiciones más favorables para acceder a los mercados y para la utilización de las reglas comerciales. Es necesario que se ofrezca un paquete razonable de estas disposiciones para reforzar la presencia internacional de los países en desarrollo.

No hay que olvidar que la OMC ha asumido un compromiso sin precedentes para la prestación de asistencia técnica y la creación de capacidad institucional de los países en desarrollo, imprescindible para que se puedan ejercer los derechos y cumplir con las obligaciones que se derivan de la OMC, así como beneficiarse de la mejora del acceso a los mercados que finalmente se acuerde.

Cancún será una ocasión única para que los ministros de los países miembros hagan balance de los progresos de las negociaciones y adopten decisiones. Si se alcanzan acuerdos en materia de acceso a los medicamentos y concesiones de Trato Especial y Diferenciado a los países en desarrollo, supondrá un impulso al comercio internacional y, en especial, al de los países en desarrollo; se reforzará la confianza en el sistema multilateral de comercio y se encauzarán las tensiones existentes entre los miembros de la OMC.

Juan Costa Climent es secretario de Estado de Comercio y Turismo.

Estos gastos de explotación corresponden, por un lado, a las nuevas actividades incluidas en el nuevo como en Iberoamérica y que alcanzan un importe entre [illegible]6.000 y 7.000 millones de euros.

mo instrumento de desarrollo económico y social de todos los países.

En Cancún se revisarán 20 cuestiones comerciales, entre las que destacarán las negociaciones en agricultura para mejorar el acceso a los mercados y la reducción de las subvenciones a la exportación y las ayudas internas que distorsionan el comercio. Es importante que todos los países hagan un esfuerzo equivalente para garantizar el adecuado equilibrio entre un desarrollo sostenible de nuestros respectivos medios rurales y la apertura de los mercados.

No hay que olvidar que Europa es el máximo importador de productos agrícolas y que, en los últimos meses, ha hecho un esfuerzo significativo para adaptar la Política Agrícola Comunitaria (PAC) a las necesidades reales de la agricultura europea. Esta reforma, basada en principios como la conservación del medioambiente, la seguridad de los alimentos o el respeto a los animales entre otros, aumenta la calidad de los productos que consumen los europeos y refuerza los mecanismos de apoyo a la agricultura europea.

En cuanto a las negociaciones sobre acceso al mercado para productos no agrícolas, se pretende avanzar en la eliminación de aranceles, que mejorará los niveles de comercio internacional, facilitará la penetración de productos en terceros mercados y promoverá oportunidades de crecimiento para los países menos avanzados, donde casi las tres cuartas partes de su comercalzado y textiles siempre que tenga carácter recíproco, elemento esencial para garantizar un comercio más equilibrado y transparente de este tipo de productos.

En el apartado de Servicios, la UE pretende que la mejora en las condiciones de intercambio se realice de manera equilibrada, respetando la esencia del modelo social europeo. Los servicios representan una parte muy importante del Producto Interior Bruto (PIB) comunitario e internacional y están contribuyendo decididamente al crecimiento de los países en vías de desarrollo. En esta materia la Comisión Europea no ha hecho peticiones ni ofertas en servicios públicos, culturales y audiovisuales y se espera que el resto de los miembros presenten sus ofertas.

En cuanto a las reglas comerciales, el objetivo de las negociaciones es aclarar y mejorar las disposiciones sobre *antidumping*, subvenciones y medidas compensatorias, incluidas las subvenciones a la pesca. En ésta, la posición española ha logrado que, en la Declaración de Doha, se hagan referencias cruzadas entre el mandato de reglas y el de medio ambiente.

En Cancún, será imprescindible buscar soluciones para los problemas de los países con insuficiente capacidad de fabricación de medicamentos, esenciales para hacer uso de las licencias obligatorias con arreglo a los compromisos de los Acuerdos sobre los Aspectos de los Derechos de la Propiedad Intey surta efectos legales.

Otro punto clave en la reunión de Cancún será el Tratamiento Especial y Diferenciado, y la aplicación que otorgará a los países en desarrollo unas condiciones más favorables para acceder a los mercados y para la utilización de las reglas comerciales. Es necesario que se ofrezca un paquete razonable de estas disposiciones para reforzar la presencia internacional de los países en desarrollo.

No hay que olvidar que la OMC ha asumido un compromiso sin precedentes para la prestación de asistencia técnica y la creación de capacidad institucional de los países en desarrollo, imprescindible para que se puedan ejercer los derechos y cumplir con las obligaciones que se derivan de la OMC, así como beneficiarse de la mejora del acceso a los mercados que finalmente se acuerde.

Cancún será una ocasión única para que los ministros de los países miembros hagan balance de los progresos de las negociaciones y adopten decisiones. Si se alcanzan acuerdos en materia de acceso a los medicamentos y concesiones de Trato Especial y Diferenciado a los países en desarrollo, supondrá un impulso al comercio internacional y, en especial, al de los países en desarrollo; se reforzará la confianza en el sistema multilateral de comercio y se encauzarán las tensiones existentes entre los miembros de la OMC.

Juan Costa Climent es secretario de Estado de Comercio y Turismo.

INFORME DEL CONSEJO DE ADMINISTRACIÓN DE ANTENA 3 DE TELEVISIÓN, S.A. RELATIVO A LA PROPUESTA DE MODIFICACIÓN DE ESTATUTOS SOCIALES

La Junta General Extraordinaria de accionistas celebrada el día 28 de abril de 2003 adoptó el acuerdo de solicitar la admisión a cotización en las Bolsas de Valores españolas y en el Sistema de Interconexión Bursátil de la totalidad del capital social de A3TV.

Esta decisión supone, por sí misma, una transformación profunda e inmediata de algunos aspectos significativos relacionados con la estructura jurídica de la Sociedad, que viene obligada a adaptarse, sin posibilidad de demora, a un *corpus legislativo mucho más exigente en todo lo relativo a su normas internas* de funcionamiento y al gobierno corporativo de la Sociedad.

En este momento concreto es notorio el interés de los poderes públicos en reforzar la transparencia de las sociedades anónimas cotizadas y por ello se vienen adoptando distintas iniciativas (comisiones de estudio *ad hoc*, cambios normativos, debates públicos, etc.) que tienen su última y más significada manifestación en la Ley 26/2003, de 17 de julio, que modifica tanto la Ley del Mercado de Valores como la Ley de Sociedades Anónimas precisamente con el fin de reforzar la transparencia de las sociedades anónimas cotizadas.

Por los motivos indicados el Consejo de Administración de A3TV, en su reunión de 29 de julio de 2003, ha adoptado la decisión de dotar a la Compañía de una serie de normas tendentes a la consecución de tales fines. Así, ha aprobado:

1. un Reglamento Interno de Conducta en materias relativas a los mercados de valores
2. un Reglamento del Consejo de Administración que se trasladará a la Junta General de Accionistas para su informe
3. una propuesta de Reglamento de funcionamiento de la Junta General de Accionistas que se presentará a la propia Junta para su aprobación
4. una propuesta de Texto Refundido de los estatutos sociales cuyo contenido sea acorde con la nueva situación de sociedad cotizada, que se propondrá para su aprobación a la Junta General de Accionistas

Igualmente, el Consejo de Administración ha considerado que éste es el momento idóneo para acometer la reforma de los Estatutos sociales, en una doble perspectiva:

1. La modificación de algunas cuestiones puntuales reguladas por los Estatutos, que deben ser valoradas, analizadas y aprobadas por los accionistas, y que suponen un cambio de contenido respecto al texto anterior.
2. La redacción de un texto refundido de los Estatutos sociales, íntegro, unificado, actualizado y mejorado técnicamente, y ya adaptado a las exigencias más recientes en materia de organización societaria.

El texto que ahora se somete a la consideración de los señores accionistas se ajusta a estos dos criterios.

Las cuestiones incluidas en el anterior apartado 1) son las siguientes:

I.- Modificación del valor nominal de las acciones. Modificación del Artículo 5º.- Capital social

La admisión de las acciones de la sociedad a cotización en Bolsas de Valores tiene una trascendental importancia para el futuro de la sociedad, por ese motivo, adicionalmente a los aspectos mencionados, el Consejo de Administración considera necesario, con anterioridad a la admisión a cotización, que el valor nominal de las acciones así como el número de acciones en que se representa el capital social deba ser acorde con la nueva situación.

En este sentido, el Consejo de Administración considera que la fijación del precio objetivo de las acciones de la Sociedad dependerá del importe del nominal de la acción de Antena 3. Así, después de un estudio comparativo con otras compañías, el Consejo de Administración considera que una multiplicación por tres del valor nominal actual de las acciones (1 euro), permitiría la alineación del precio objetivo de cada acción de la Sociedad con las de otras compañías del sector.

Adicionalmente, y como elemento que debe tenerse en cuenta, mencionar la próxima entrega de acciones de Antena 3 a los accionistas de Telefónica, S.A. como consecuencia del reparto de la reserva de prima por Emisión de Acciones aprobada por la Junta General de Accionistas de ésta última. Ante esta situación, el Consejo de Administración entiende que el número de accionistas que tendría Antena 3 como consecuencia del reparto de acciones previsto por Telefónica, no se correspondería con el de una Sociedad del tamaño y dimensiones actuales de Antena 3, por lo que un aumento del valor nominal de las acciones y consecuente reducción del número de acciones ayudaría a que la sociedad tuviera un número de accionistas más acorde a su situación actual

En relación con lo anterior, y como consecuencia del eventual incremento en el número de accionistas de Antena 3, se podría ocasionar una desviación importante en el precio objetivo de las acciones de la Sociedad que se fije con ocasión de la salida a Bolsa, que podría mitigarse, al menos, parcialmente con el aumento del nominal de las acciones.

Por último, el Consejo de Administración entiende que la pretendida operación, tendrá un impacto mínimo en los actuales accionistas de la sociedad. En este sentido, la propuesta de acuerdo a la Junta General de Accionistas que se acompaña a continuación, supone la refundición en una acción por cada tres acciones actuales. Atendiendo al número de acciones titularidad de cada accionista en esta fecha, el impacto de esta operación es poco significativo, dado que salvo casos puntuales, el número de acciones titularidad de cada accionista es divisible por tres. Por otro lado, la propuesta de acuerdo contiene las medidas necesarias para paliar los desajustes lógicos que se producen como consecuencia de la refundición del nominal de las acciones.

En atención a todo lo anterior se propone a la Junta General de Accionistas la adopción del siguiente

ACUERDO

"Aprobar la refundición del valor nominal de la totalidad de las acciones de la Sociedad, actualmente de un euro (1) de valor nominal cada una de ellas, en la proporción de 1 a 3, y en consecuencia se acuerda multiplicar por tres el valor nominal de las acciones, pasando de un euro (1) a tres euros (3) nominales por acción, dividiendo simultáneamente por tres el número de acciones, y sin que se produzca variación en la cifra de capital social.

En virtud de lo anterior, el número de acciones en que se divide el capital social, actualmente de CIENTO SESENTA Y SEIS MILLONES SEISCIENTAS SESENTA Y OCHO MIL (166.668.000) de un euro (1) de valor nominal cada una de ellas, será en lo sucesivo de CINCUENTA Y CINCO MILLONES QUINIENTAS CINCUENTA Y SEIS MIL (55.556.000) acciones, con un valor nominal de TRES EUROS (3) cada una, todas ellas de una misma clase y serie, nominativas y representadas mediante anotaciones en cuenta.

Asimismo, se acuerda modificar los estatutos sociales en cuanto resulte pertinente para reflejar la refundición del valor nominal de las acciones operado mediante el presente acuerdo, así como para suprimir la referencia a la numeración de las acciones, al no proceder la misma por estar las acciones representadas mediante anotaciones en cuenta, de modo que el artículo 5º quedará redactado como sigue:

Artículo 5º.- Capital social

El capital social se fija en la suma de CIENTO SESENTA Y SEIS MILLONES SEISCIENTOS SESENTA Y OCHO MIL EUROS (166.668.000 EUROS), y está representado por una única Serie de 55.556.000 acciones, de TRES (3) EUROS de valor nominal cada una, nominativas, totalmente suscritas y desembolsadas. Las acciones estarán representadas por medio de anotaciones en cuenta.

Aquellos accionistas que posean un resto de acciones inferior a 3 ("picos") podrán transmitir las acciones sobrantes a otros accionistas o bien agruparse entre ellos para obtener una acción, para lo que se faculta al Consejo de Administración, con facultad expresa de sustitución a favor del Presidente, D. José Manuel Lara Bosch, y del Consejero Delegado, D. Maurizio Carlotti, para que pueda utilizar la autocartera de la sociedad.
En el caso de que, conforme a la delegación de facultades, en la fecha en que deba darse por concluido el proceso, aún quedaran picos de acciones, se autoriza a la Sociedad para que adquiera los citados picos por el precio que determine el Consejo de Administración con facultad expresa de sustitución solidaria a favor de los señores anteriormente mencionados, sin gasto alguno para los accionistas poseedores de dichos restos, y abone dicho importe a los accionistas afectados o, alternativamente que se encargue dicha gestión a un tercero.
Teniendo en cuenta que la Junta General de Accionistas de la Sociedad, en su reunión de 28 de abril de 2003, acordó la transformación de la forma de

representación de las acciones mediante anotaciones en cuenta, y que, por acuerdo del Consejo de Administración de 29 de julio del mismo año, se decidió igualmente la ejecución del acuerdo de la Junta mencionado, no se emitirán títulos que reflejen el nuevo valor nominal de las acciones tras la operación acordada.
Finalmente, se acuerda delegar las facultades que sean necesarias a favor del Consejo de Administración, con facultad expresa de sustitución en cualquiera de sus miembros, y en el Secretario y Vicesecretario del Consejo de Administración, para que cualquiera de ellos, indistintamente, realice cuantas actuaciones fueran necesarias para la ejecución de este acuerdo, incluyendo a título meramente enunciativo y no limitativo:

1. *Decidir las fechas en la que la modificación del valor nominal de las acciones deberá tener efecto*
2. *Realizar cuantas actuaciones fueran necesarias para la ejecución de este acuerdo ante la Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. y sus entidades participantes, la Comisión Nacional del Mercado de Valores, el Registro Mercantil y cualquier otro organismo público o privado y*
3. *Otorgar los documentos públicos o privados que fueran necesarios o convenientes (incluidos los de interpretación, aclaración, rectificación de errores y subsanación de defectos), incluyendo la publicación de los anuncios que legalmente corresponda, para su más exacto cumplimiento.*

II.- Artículo 21º.- Derecho de asistencia
La condición de Antena 3 de Televisión, S.A. de sociedad no cotizada aconsejaba hasta este momento que sus Estatutos sociales no exigieran para la asistencia a las Juntas Generales un número mínimo de acciones, como es sin embargo práctica habitual en las sociedades que cotizan en mercados bursátiles. La misma razón sugiere ahora lo contrario, por lo que, al amparo de lo previsto en el artículo 105 de la LSA, que regula los derechos de asistencia y voto, se propone fijar en 300 euros de valor nominal, el número mínimo de acciones necesarias para poder asistir a las Juntas.
Además, se añade la nueva exigencia legal relativa al posible ejercicio del voto o su delegación mediante correspondencia postal, electrónica o cualquier otro medio de comunicación a distancia con las debidas garantías.
La nueva redacción que se propone para este artículo es la siguiente:

Artículo 21.- DERECHO DE ASISTENCIA

Podrán asistir a las Juntas Generales los accionistas titulares de acciones que representen como mínimo un valor nominal de 300 euros, siempre que las tenga inscritas a su nombre en el correspondiente registro de anotaciones en cuenta con cinco días de antelación a aquél en que haya de celebrarse la Junta General, y lo acrediten mediante la oportuna tarjeta de asistencia o certificado expedido por alguna de las Entidades participantes en la Sociedad de Gestión de los Sistemas de

Registro, Compensación y Liquidación de Valores o en cualquier otra forma admitida por la legislación vigente.

Sin perjuicio de lo anterior, los accionistas titulares de menor número de acciones podrán en todo momento delegar su representación en un accionista con derecho de asistencia a la Junta, así como agruparse con otros accionistas que se encuentren en la misma situación, hasta reunir las acciones necesarias, debiendo conferir su representación a uno de ellos. La agrupación deberá llevarse a cabo con carácter especial para cada Junta y constar por cualquier medio escrito que permita acreditarla.

Adicionalmente, el voto de las propuestas sobre puntos comprendidos en el orden del día podrá delegarse o ejercitarse por los accionistas mediante correspondencia postal, electrónica o por cualquier otro medio de comunicación a distancia que garantice debidamente la identidad del accionista, todo ello con arreglo a la legislación vigente en cada momento.

Los miembros del Consejo de Administración deberán asistir a las Juntas Generales, salvo causa debidamente justificada que lo impida. Los directivos y demás personas que tengan interés directo en la buena marcha de los asuntos sociales podrán ser autorizados por el Presidente del Consejo de Administración para asistir a la Junta General. Esta autorización podrá extenderse a cualquier persona que el Presidente del Consejo considere oportuno.

III.- Artículo 29°. Composición y nombramiento del Consejo de Administración

La experiencia en cuanto a cuál ha venido siendo en la práctica el número de administradores integrantes del órgano colegiado (en este momento son 13 los Consejeros), así como la certeza de que una dimensión más reducida del Consejo concilia de mejor modo las necesidades de pluralidad y representatividad con las de operatividad y eficacia, hacen conveniente proponer la reducción del número máximo de Consejeros permitidos estatutariamente, pasando de los 25 actuales a un máximo 15.

También se propone la ampliación del número mínimo de Consejeros para que sea de 5 en lugar de 3, por coherencia con los criterios de organización de la preceptiva Comisión de Auditoría y Control, que debe constituirse con al menos tres miembros que tengan además la condición de Consejeros externos. Ello no resultaría posible en la hipótesis de un Consejo con solo tres componentes (el anterior número mínimo previsto en los estatutos) cuando el Presidente sea ejecutivo.

Se propone también suprimir, por innecesarias, las referencias al artículo 137 de la Ley de Sociedades Anónimas y al artículo 20.3 de la Ley de Televisión Privada, así

como las referencias expresas a la legislación sobre incompatibilidades, conteniendo la nueva redacción una mención genérica a la normativa sobre incompatibilidades que resulte aplicable.
Además, se propone la inclusión en este artículo de una previsión sobre el nombramiento de Consejeros que deba producirse como consecuencia de vacantes en el mismo.
Por último, la nueva redacción desarrolla el proceso de nombramiento de Presidente, Vicepresidentes, Secretario y Vicesecretarios del Consejo, describiéndose sus funciones.
El texto propuesto para este artículo es el siguiente:

<u>Artículo 29.- COMPOSICIÓN DEL CONSEJO</u>

El Consejo de Administración se compondrá de un número de miembros que determine la Junta General, entre un mínimo de 5 y un máximo de 15.

No se requiere la condición de accionista para ser Consejero.

El Consejo de Administración estará facultado para dotar, con carácter provisional, las vacantes que se produzcan en su seno, designando en la forma legalmente establecida a las personas que hayan de cubrirlas hasta que se reúna la primera Junta General.

No podrán ser consejeros de la Sociedad quienes se hallen incursos en las prohibiciones y las causas de incompatibilidad que establezca la legislación aplicable.

El Consejo elegirá de entre sus Consejeros a un Presidente y a uno o más vicepresidentes que sustituyan al Presidente por delegación, ausencia o enfermedad y, en general, en todos los casos, funciones o atribuciones que se consideren oportunos por el Consejo. Asimismo, el Consejo designará de entre sus miembros a las personas que formarán las Comisiones del Consejo.

El Consejo también nombrará a un Secretario y a cuantos Vicesecretarios estime preciso, los cuales podrán no ser Consejeros. El Secretario y, en su caso el o los Vicesecretarios, tendrán voz en las reuniones, pero sólo tendrán voto si ostentan el cargo de Consejeros.

El Secretario tendrá a su cargo la custodia del Archivo, de los Libros de Actas y de cualesquiera documentos, resguardos y comprobantes que interesen a la Sociedad.

Además, le corresponde la redacción de las Actas de las reuniones, que irán suscritas por él con el visto bueno del Presidente del órgano

correspondiente, así como la expedición, con sujeción a los requisitos legalmente establecidos en cada caso, de las Certificaciones de las Actas o de otros documentos que deban autorizarse para el cumplimiento de los fines sociales o a solicitud de parte legítima, así como la elevación a instrumento público de los acuerdos sociales.

El Secretario cuidará, en todo caso, de la legalidad formal y material de las actuaciones del Consejo, comprobará el cumplimiento de las disposiciones emanadas de los organismos reguladores así como, en su caso, de sus recomendaciones y garantizará que sean respetados los procedimientos y reglas de gobierno corporativo de la Sociedad, y muy especialmente las normas del Reglamento del Consejo.

Habrá tantos Vicesecretarios como determine el Consejo de Administración y su actuación será en todo equivalente a la del propio Secretario, que determinará, en cada caso o con carácter general, la concurrencia de causa suficiente para ser sustituido en su actividad por un Vicesecretario, siempre que sea legalmente posible.

En todo caso es responsabilidad del Secretario la supervisión de la actividad del Vicesecretario.

El resto de las adaptaciones sometidas a la consideración de los accionistas responden al otro criterio ya mencionado de mejora de técnica normativa y son las siguientes:

Propuesta de modificación global de los Estatutos Sociales de Antena 3 de Televisión, S.A.

Antiguo Artículo 3.- Duración, correspondiente con el nuevo Artículo 3 con igual título: Se propone la modificación de la redacción actual eliminando la referencia al Artículo 15 de la Ley de Sociedades Anónimas y a la inscripción de la Sociedad en el Registro especial de Sociedades Concesionarias.

Antiguo Artículo 7.- Forma de las Acciones correspondiente con el nuevo Artículo 7 con igual título: Como consecuencia de la próxima admisión a cotización de las acciones de la Sociedad, la llevanza del registro contable de las acciones corresponderá a la Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, junto con sus entidades participantes, por lo que se propone la modificación estatutaria en este sentido.

Antiguo Artículo 8.- Derechos del Socio correspondiente con el nuevo Artículo 8 con igual título: Se propone dar una nueva redacción a este artículo,

enumerando los derechos mínimos que ostentará cada accionista. Asimismo se propone la inclusión de un nuevo párrafo referente a la posibilidad prevista en la Ley para que la Sociedad pueda emitir acciones sin voto, con los límites y requisitos exigidos por la legislación vigente.

Antiguo Artículo 10.- Acciones Nominativas correspondiente con el nuevo artículo 10 con igual título: Se propone proceder a la supresión de la referencia a los artículos 60 y 52 del Texto Refundido de la Ley de Sociedades Anónimas por una referencia general a la misma ley.

Antiguo Artículo 14.- Órganos de la Sociedad, correspondiente con el nuevo artículo 14 con igual título: Se propone una nueva redacción del precepto estatutario, enumerándose los diferentes órganos sociales, Junta General de Accionistas, el Consejo de Administración, la Comisión Delegada, el Presidente del Consejo, el Vicepresidente del Consejo, los Consejeros Delegados y la Comisión de Auditoría y Control, así cuantas otras Comisiones se constituyan en el seno del Consejo de Administración.

Nuevo Artículo 16.- Competencia de la Junta: Se introduce un nuevo precepto estatutario en el que se enumeran las materias que son competencia de la Junta General de Accionistas

Antiguo Artículo 17.- Convocatoria correspondiente al nuevo artículo 18 con igual título: Se incluye la siguiente mención: "*Las Juntas Generales no podrán deliberar ni discutir sobre asuntos que no estén comprendidos en el Orden del Día.*"

Antiguo Artículo 20.- Legitimación para asistir a la Junta, correspondiente con el nuevo artículo 21.- Derecho de Asistencia. Ver lo dicho al respecto en este Informe.

Antiguo Artículo 21.- Representación, correspondiente al nuevo artículo 22 con igual título: Se propone modificar la redacción del artículo como consecuencia de la reciente modificación de la Ley de Sociedades Anónimas, incluyendo la siguiente mención: *"La representación deberá conferirse por escrito o por medios de comunicación a distancia que garanticen debidamente la identidad del accionista que se hace representar, y con carácter especial..."*

Nuevo Artículo 24.- Derecho de Información del Accionista: Se propone la adición de un nuevo artículo sobre el derecho de información de los accionistas, que incorpora lo previsto en la nueva redacción de la Ley de Sociedades Anónimas.

Antiguo Artículo 23.- Presidente y Secretario de la Junta, correspondiente con el nuevo artículo 25 bajo el título; Presidente y Secretario de la Junta. Formación de la Lista de Asistentes: Se propone el desarrollo del antiguo precepto estatutario haciéndose explícitas las facultades propias de los órganos sociales en esta materia. Igualmente se añade una mención a los votos a distancia como consecuencia de la modificación de la ley de Sociedades Anónimas.

Antiguo Artículo 24.- Adopción de Acuerdos, correspondiente con el nuevo artículo 26 bajo el mismo título. La modificación que se propone detalla las facultades del Presidente de la Junta para dirigir la reunión y el método de emisión

de los votos. Asimismo se establece que cada acción presente o representada dará derecho a emitir un voto.

Antiguo Artículo 25.- Actas y Certificaciones, correspondiente con el nuevo artículo 27 bajo el mismo título: Se propone dar una nueva redacción al precepto estatutario detallando el régimen que establece la Ley de Sociedades Anónimas a este respecto para dar más información a los accionistas.

Antiguo Artículo 26.- El Consejo de Administración correspondiente con el nuevo Artículo 28 bajo el mismo título: A efectos de sintetizar el contenido de los estatutos sociales se propone refundir el contenido de los artículos 26 y 28 del antiguo texto de los estatutos sociales en un único precepto, suprimiendo las facultades enunciativas que se incluían en el antiguo artículo 26.

***Antiguo Artículo 27.- Composición del Consejo que se corresponde con el* nuevo Artículo 29 con igual título:** Ver lo dicho en este Informe.

Antiguo Artículo 29.- Duración del Cargo de Consejero, correspondiente con el nuevo Artículo 30, de igual título: Se propone la supresión de la mención a que los miembros del Consejo podrán ser o no accionistas por incluirse esta mención en el nuevo artículo 29.

Antiguo Artículo 30.- Convocatoria y Quórum de las reuniones del Consejo de Administración, correspondiente con el nuevo Artículo 31, de igual título: Se propone una nueva redacción que incluye una mayor asiduidad de las reuniones del Consejo de Administración, para adaptarse a los estándares de la sociedades cotizadas españolas.
Adicionalmente, se propone la inclusión en el precepto estatutario de otros sistemas o medios de celebración de las sesiones de Consejo tales como videoconferencia, etc.
Y se proponen diversos cambios en la redacción del artículo que completan la redacción anterior.

Antiguo Artículo 31.- Comisión Ejecutiva, Consejero Delegado y Director General, correspondiente al nuevo artículo 32 con el título de Comisión Delegada y Consejero Delegado: Se propone modificar este precepto estatutario con objeto de modificar la denominación de la Comisión Ejecutiva, que pasa a llamarse Comisión Delegada, y proceder a la eliminación de la figura del Director General como órgano social, congruentemente con el artículo 14.

Antiguo Artículo 31 bis.- Comisión de Auditoría y Control, correspondiente con el nuevo artículo 33 de igual título: La proposición de refundir los Estatutos Sociales en un nuevo texto incluye la nueva numeración de este precepto y su adaptación a las reglas de transparencia, reglamentos y procedimientos de los que se está dotando la Sociedad respecto de las Comisiones del Consejo de Administración.

Antiguo Artículo 32.- Remuneración de los Miembros del Consejo de Administración y de la Comisión Delegada, que se corresponde con el nuevo Artículo 34.- Retribución: Las modificaciones introducidas en este artículo se limitan a sustituir las menciones a la Comisión Ejecutiva por el más amplio término de Comisiones, como consecuencia de las diferentes Comisiones que se crearán

en el seno del Consejo de Administración derivadas de la condición de sociedad cotizada, y a dar una redacción más clara respecto de la compatibilidad de la retribución de los Consejeros con otras percepciones profesionales o laborales que pudieran percibir de la Sociedad por la realización de cualesquiera otras funciones.

Antiguos Artículos 33, 34, 35, 36, 37 y 38 correspondientes con los nuevos artículos 35, 36,37,38,39 y 40. Se dota de título a los mencionados artículos por congruencia con el resto del articulado.

ANTENA 3 TELEVISIÓN, S.A.

REGULATIONS
OF THE
GENERAL MEETING OF SHAREHOLDERS

REGULATIONS OF THE GENERAL MEETING OF SHAREHOLDERS OF ANTENA 3 DE TELEVISIÓN, S.A.

I.- PRELIMINARY RECITALS

The new article 113 of the Stock Market Law established that the General Meeting of Shareholders of a Stock Company with shares issued for their negotiation in the official Stock Exchange Market, must approve specific regulations that rule its operation.

Therefore, and given that the Company prepared the imminent quotation in the Stock Exchange, the Administration Council of Antena 3 de Televisión, S.A. has submitted the text of the present Regulations before the General Meeting of Shareholders, who has approved it in the meeting held on August 29, 2003, with a vote in favor of representative shareholders of ____ % of the corporate capital.

To facilitate the knowledge and comprehension of the shareholders on the rules of operation of the General Meeting and other subjects related to it, it has been considered appropriate to include in these Regulations all legal and statutory rules, from the Administration Council and other corporate applicable laws related to the operation, in order for the shareholders to have all necessary information in one text, in a systematic order.

II. ARTILCES TEXT

Chapter One. General Dispositions

Article 1º.- Objective y application of the Regulations

The present Regulations rule the General Meeting of shareholders of Antena 3 de Televisión, S.A. and establishes it organization and operation principles.

The Administration Council will be responsible of its adequate diffusion pursuant to legal requirements and to be duly known by shareholders and investor public.

It will be applicable since the first General Meeting to be held after its approval.

It may be modified by the General Meeting with an ordinary majority once proposed by the Administration Council, who must present a report justifying the proposal.

Article 2º.- The General Meeting of Shareholders of Antena 3 de Televisión, S.A.

The General Meeting of Shareholders is the supreme deliberating organ, through which the corporate will is manifested.

The General Meeting , duly summoned, will decide through its majority, on issues of its competency pursuant to the Law or to this By laws, and in particular on the following:

1. The appointment and removal of the Administrators
2. The appointment of Account Auditors
3. The censorship of the corporate management and the approval in the given case of the accounts of the former period, as of the application of the outcome
4. The increase and reduction of the corporate capital
5. The approval of programs or operations concerning owned shares
6. The emission of Obligations
7. The modification of the corporate By laws
8. The dissolution, merger, spin off and transformation of the Company
9. Any other subject that the Administration Council decides to submit to its consideration and decision

All the shareholders, including the dissidents and the ones that have not participated in the meeting, are obliged by the agreements of the General Meeting, without consideration of the legal right of separation and refutation.

The Administration Council will promote the informed participation of the shareholders in the General Meetings and will adopt as many measures seem necessary to facilitate the General Meeting's effective exercise of the functions appointed to it by Law and the Corporate By laws.

Article 3º.- *web* page

Independently of the announcements that the company must make in the media and before the BORME pursuant to applicable Law, the company will have in Internet a *web* page in order to ensure transparency of the corporate management, and to improve the quantity, quality, accessibility and universality of the information with regards to its activity and governance.

This *web* page will provide, at least, the following information:

1. Corporate By laws in force.
2. Regulations of the Administration Council
3. Regulations on conduct concerning Exchange Market and other rules of Corporate Governance.
4. Composition of the Council and its Commissions.
5. Identification of shareholders with stable participation, directs and indirect, and its representation in the Council, as well as all paracorporate agreements between shareholders known to the company, pursuant to the Law 26/2003, of July 17.
6. Share participations, direct or indirect, of each one of the members of the Administration Council, known to the Company.
7. Relevant Facts communicated to the CNMV.
8. Periodical Financial Information communicated to the CNMV, corresponding to the current exercise and of the two prior years.
9. Treasury position and significant variations of such.
10. Annual accounts and management reports of the two previous exercises with reports from external auditors.
11. Summaries of presentations for financial analysts and institutional shareholders.
12. Summons of the General Shareholder meetings and relevant information in them, in the terms indicated hereafter.
13. Agreements adopted in the last General Board meeting held.
14. Information concerning interest issues related to the corporate business.
15. Answers to questions and suggestions addressed by the shareholders.

16. Access to the Attention to the Shareholder Office, which must have the adequate human resources and materials for its tasks and for those that the Shareholders' Meeting may regularly or occasionally assign to it.

When the Administration Council considers that the publication of certain information may be damaging for the corporate interests, it may agree not to include said information on the web page. The Administration Council may delegate said faculty on one of its members.

Article 4°.- Rights granted to the shareholders

All shares grant to its legitimate holder the condition of shareholder and the rights recognized in the Law and in this By laws.

According to applicable Law, and except in cases included in said law, the shareholder will have as a minimum, the following rights:

1. To participate in the distribution of earnings and in the resulting patrimony after winding up.
2. Preemptive right when new shares are issued or of obligations convertible into shares.
3. Assist and vote in the General meeting of Shareholders, according to the By laws, and to refute the corporate agreements.
4. Information of the state and situation of the Company.

The Company may issue shares with no voting rights, under the conditions and with the limits and requirements imposed by law.

Article 5°.- Equality of treatment

With exception to what is stated in the Law, the By laws, or the present Regulations, all shareholders will have identical rights.

In any case, the relationship between the Administration Council and the institutional or significant shareholders may not develop into the transfer to said shareholders of any type of information that may grant them privileges or advantages with respect to the other shareholders.

Article 6°.- Primacy of the shareholders' interests

The Administrative Council will not give out preference information or adopt shields of its own position or in any way, restrict the political rights of the shareholders, or discourage public offering of acquisition of Company shares when such actions may suppose a decrease in the price of the shares.

Chapter Two. The Shareholders' Meeting: Types and Summons

Article 7º.- Types of the General Shareholders' Meetings

The General Shareholders' meetings may be Ordinary or Extraordinary.

The Ordinary General Shareholders' Meeting, previously summoned for such effect, will necessarily meet within the first six months of each exercise, in order to censure the corporate management, approve in each case, the accounts of the previous exercise, and decide on the application of the outcome. It may also adopt agreements on any other issue competence of the General Shareholders' Meeting, as long as they are included in the Agenda of the meeting and that the meeting has been constituted with the capital required by the Law and the Corporate By laws.

All General Shareholders' meetings not included in the previous paragraph, will be considered as Extraordinary Shareholders' Meeting and will meet when the Administrative Council considers it convenient for the corporate interests.

Also, the Extraordinary General Shareholders' meeting will meet when requested by writing by at least shareholders representing five percent of the corporate capital, and expressing in the request the issues to be discussed.

The General meetings, both Ordinary and Extraordinary, duly summoned, will be validly constituted pursuant to the applicable law for each case, according to the issues included in the Agenda.

Article 8º.- Summons and petitions of the shareholders

The Administrative Council must summon the Extraordinary General Meeting when requested by shareholders of at least five percent of the corporate capital, expressing in the request the issues to be treated in the meeting.

In this case the Shareholders' Meeting must be summoned for the meeting to be held within the next thirty days of the date in which the request was made before a Public Notary to the Administrators.

The Administrators will elaborate the Agenda, necessarily including the issues contemplated in the request.

If the General Shareholders' Meeting were not to be summoned by the Administrative Council, breaching its obligation to do so, with a petition of the shareholders and with a legal hearing of the Council, the competent Judge of the corporate domicile may summon it and will appoint the person to preside the meeting.

Article 9º.- Announcements

The General Shareholders' Meeting, except if the Law states something different, must be summoned by the Administrative Council, through a public announcement in the Official Bulletin of the Mercantile registry (BORME) and in one of the newspapers of greatest circulation of the providence where the corporate offices are located, at least, fifteen days in advance to the date set for the meeting to be held, or with the advance established by the Law or the By laws for special matters.

The announcements must include all the information required by Law, depending on each case and for any matter, they shall express the date, place, and hour of the meeting in the first summon, and all the issues to be discussed. The announcement may also include the date, if applicable, of the meeting for second summon, at least twenty four hours after the first. In the announcement, the Council will try to include the probable date for the meeting to be held, for first or second summon.

The General Shareholders' Meetings may not discuss nor decide on matters not included in the Agenda.

With no regards to the aforementioned, as soon as the Administration Council knows the probable date for the meeting to be held, it will announce it through its *web* page.

Chapter Three. <u>Attendance Rights, representation, agenda and Attendance quorum</u>

Article 10º.- Attendance Right

The General Shareholders' meetings may be attended by shareholders representing minimum a nominal value of 300 Euro, as long as the shares are registered under its name in the annotation in accounts registry at least five days in advance to the date of the General Shareholders' meeting to held, and gives credit of it through the attendance card or certification issued by any of the Management Companies of the System of Registration, Compensation and Liquidation of Securities or by any other way accepted by applicable law.

Without consideration to the aforementioned, the shareholders of a small number of shares may in all moments delegate their representation to a shareholder with attendance right, as well as to regroup with other shareholders in the same situation, until they make up the necessary shares having to transfer their representation to one of them. The group must be constituted for each Shareholders' meeting and has to be in writing in any way that may be credited.

Additionally, the vote of the proposals included in the Agenda may be transferred or exercised via postal mail, e – mail or any other method of communication that guaranties the duly indetification of the shareholder, pursuant to the applicable law.

Any modification to the requirements for the exercise of the attendance right to the General Shareholders' meeting must always be agreed upon by the General Shareholders' meeting.

The administrators of the Company must attend all General Shareholders' Meetings.

If the President decides so, the meetings may be video or audiotaped, through any technological method.

The President may also decide on the attendance of guests, the restricted diffusion of the Board meeting, and the attendance to the meeting of media professionals.

Article 11°.- Assistance Card

For the admission to the General Meeting of Shareholders, a nominative and personal card will be given to each Shareholder who requests it and has attendance rights, which will contain the legal and statutory indications; said card may be substituted for the legitimate certification issued, for these effects, by the Entity in charge or corresponding participant, according to the entries on the Accounting Registry.

The attendance cards will be given to the shareholders through the deposit entities of the shares in the usual way and will expressly mention the information at the shareholders' disposal, as well as of the proposals presented by the Administration Council, or in the given case by the shareholders, related to each point of the Agenda and order to facilitate any given instructions to the representative when the shareholder appoints one for the meeting's attendance.

Article 12°.- Representation

Every shareholder who has attendance rights may be represented at the General Shareholders' meeting by another person, even if said person is not a shareholder, complying with the requirements and formalities requested by Law.

Such requirements will not be necessary when the representative is the spouse, ascending of descending of the represented; neither when such has a general power-of-attorney granted through public deed with powers to represent all patrimony in the national territory. The representation always is revocable. The personal attendance of the represented will be taken as a revocation of the granted power.

The President and Secretary of the General Shareholders' meeting will have the most ample faculties in Law to admit the document crediting the representation, rejecting only such representation lacking the minimum fundamental requirements, when they may not be fixed.

The public requests for vote delegation made by the Administration Council or by any of its members must be justified in a detailed manner stating the way the representative will vote in case the shareholder gives no instructions and when it proceeds, inform of the existence of interests conflicts.

Article 13°.- Agenda

The Agenda of the Shareholders' meeting will be clear and precede, so there is no doubt on the issues to be discussed and voted in the meeting.

The shareholders may request the Administrative council the inclusion of issues on the Agenda. The Administrative Council shall decide whether to include them, according to the general interest of said issue and that time and order in the General Shareholders' meeting are available.

Article 14°.- Assistance quorum

The General Shareholders' meeting, Ordinary or Extraordinary, will be validly constituted in the first summoning when the present or represented shareholders posses at least, twenty five percent of the subscribed corporate capital with voting rights.

In second summoning, the constitution of the Shareholders' meeting will be valid with whatever capital is present at said meeting.

For the General Shareholders' meeting, Ordinary or Extraordinary, to validly agree on the issuance of obligations, the increase or reduction of the corporate capital, the transformation, merger or spin off of the Company, and in general, any modification to the By laws, it will be necessary in the first summoning the presence of present or represented shareholders possessing at least fifty percent of the subscribed capital with voting rights. In the second summoning it will be enough with the presence of twenty five percent of the corporate capital of the Company with voting rights.

In case the shareholders that attend the meeting represent less than fifty percent of the cooperate capital with voting rights, the agreements refereed to in the previous paragraph may only be adopted with the positive vote of two thirds of the capital present or represented in the Shareholders' meeting.

Chapter Four. Information Right

Article 15º.- Information right

Shareholders have the right to precise, complete and exact information on issues that have been debated and decided in the General Shareholders' meeting.

The Administrative Council will promote the informed participation of the shareholders in the General Shareholders' Meetings and will adopt as many necessary measures for the General Meeting of Shareholders to comply effectively with its functions given by the Law and the Corporate By laws.

Article 16º.- Documents at the shareholders disposal

The annual accounts, management reports, and reports from the account auditors, will be at the shareholders disposal from the date of the summon of the Ordinary General Shareholders' meeting.

In relation to any other point in the Agenda presented before the Ordinary or Extraordinary General Meeting of Shareholders, the Administration Council will make the following information available for the shareholders since the date of the summon:

1. The information demanded by Law
2. The agreements proposals to be formulated by the Council in relation with the meeting's Agenda
3. The proposals, if it is the case, presented on said matters proposed by the shareholders, according to these Regulations.
4. Any additional information the Council considers necessary for fully understanding the issues included in the Agenda

When the Council believes it to be convenient in order to preserve the corporate interests, it may limit the documentation at the shareholders disposal. In no case may the information required by law be limited.

Article 17°.- Examination of the documentation

The shareholders may examine the aforementioned documentation at their disposal at the corporate domicile.

They may as well request the free mailing of such to their domicile.

The herein mentioned will be included in the summon of the General Shareholders' meeting.

The day the Shareholders' meeting is held, the shareholders will receive the necessary documentation at the meeting place.

Article 18°.- Inclusion of the *web* page and other paths of information

Unless the Administrative Council considers it inconvenient or harmful for the corporate interests, the information mentioned in the previous articles will be included in the *web* page of the company.

The Administrative Council will use the adequate paths to have knowledge of the proposals the shareholders might present in relation to corporate management.

The council, through some of its councilors and with the help of the members of the high direction that steam necessary, may organize information meetings on the development of the company and of its Group, for the shareholders of the most important financial floors in Spain and abroad.

The Administration Council will also establish adequate mechanisms for regular information exchange with institutional investors that are part of the shareholders of the company.

Article 19°.- Singular request of information

Until the seventh day prior to the date of the meeting, the shareholders may requests from the administrators information or aclarations they need concerning the issues on the Agenda or request in writing the pertinent questions. Further on, they may request information or aclarations or make questions in writing concerning information accessible to the general public made available by the Company to the National Commission of the Stock Exchange since the last General Shareholders' Meeting.

The administrators are obliged to render the written information until the day of the General Shareholders' meeting.

During the meeting the shareholders of the company may verbally request information or aclarations they consider convenient regarding the subjects included in the Agenda, and in case it is not possible to satisfy the shareholder's right in that moment, the

administrators are compelled to give said information in writing with in the next seven days to the end of the Shareholders' meeting.

The administrators are obliged to give the requested information regarding the two prior sections except in the case that, the President considers the publication of the requested information may be harmful to the corporate interests.

The information may not be denied when the request is backed by shareholders representing at least one forth of the corporate capital.

Chapter Five. Debate and voting issues submitted before the General Shareholders' meeting. Minutes of the Shareholders' meeting

Article 20°.- Presidency of the Shareholders' meeting and formation of the assistance list

The President of the Administration Council and if not present, the Vicepresident of said Council, in the corresponding order if they were several, will preside the general Shareholders' meeting, being substituted in case of vacancy, absence or sickness, by the Councilor of most antiquity in the appointment, and in case of same antiquity, the one of most age.

The Secretary will be who is Secretary to the Council, and if not present, a Vicepresident by the corresponding order if they were several, and if not present, the Councilor of most antiquity in the appointment, and in case of same antiquity, the one of most age.

The Administrative Council will integrate the Presidential table of the Shareholders' meeting.

Once the table is constituted, and before beginning the Agenda, an attendance list will be formed, expressing the character or representation of each and the number of owned or represented shares present. At the end of the list the number of present or represented shares will be stated, as well as the amount of the corporate capital they represent. Pursuant to the Mercantile Registry Regulations, the list may be made up by card index or by computer support.

Once the list is made up, the President will declare if the requirements for the constitution of the Shareholders' meeting have been met. The doubts or claims that may arise concerning these issues will be solved by the Secretary. Immediately afterwards, if it is the case, the President will declare the Shareholders' meeting to be validly constituted.

Article 21°.- Shareholders interventions in the Shareholders' meeting

The President will direct the meeting, in order for the deliberations to be held according to the Agenda, and will solve any doubts that may arise concerning the content; will grant, when considers it correct, the floor to shareholders who request it, and may terminate it when considers that a certain issue has been duly discussed, or because the development of the meeting is being affected, or because the subject is not included in the Agenda; will indicate when the voting of the agreements must take place, and will announce the outcome of the voting.

During the meeting, in a visible place a table will be set for the shareholders to request an intervention. This inscription may be made in writing before the meeting.

The President will decide whether the shareholders' interventions are pertinent at the end of the discussion of each point or an the end of the discussions of all points, or after a group of them have been debated.

When the intervening shareholders request so, their intervention will be mentioned in the minutes.

Article 22º.- Voting

The General Shareholders' meeting will adopt its agreements with the majority of votes of present or represented shares imposed by the Law or by the Corporate By laws.

Each share gives one vote, unless it is a share without vote, according to the Law or the corporate By laws.

The Administration Council will inform the meeting at the beginning of the Shareholders' meeting the number of shares represented by members of the Administration Council and the percentage of shares they represent compared to the total shares in the meeting.

The President will ensure that the issues proposed to the Shareholders' meeting are voted in a ordered and separate manner.

The President will decide if the voting should take place after each discussion or at the end of all debates, but always, in this last case, with a separate vote for each proposal presented before the Shareholders' meeting.

The President will decide in what order the different proposals on a same issue of the agenda shall be voted. Once the proposal is approved, other which are incompatible will be excluded.

The vote will be carried out by raising hands; the agreements may be approved by the General Shareholders' meeting, without regards to what is established in applicable law concerning the dissentient of the Shareholders in the Minutes, given the case. When

considered necessary or by request of a shareholder, the President may establish an other voting system which guarantees the truthfulness of the outcome.

The Administration Council, requesting and analyzing the pertinent studies and reports, will propose to the General Shareholders' meeting electronic voting systems or other procedures that may be admitted by the law in the future.

Once the voting ends, the President will declare the Shareholders' meeting to be over.

Article 23°.- Interest Conflict

When the transactions of the significant shareholders are submitted to the decision of the General Meeting of Shareholders, the Council will recommend that the significant shareholders abstain from voting.

Article 24°.- Minutes of the Shareholders' meeting and documentation of agreements

The deliberations and agreements of the General Shareholders' meeting shall be included in a Minutes, which will include at least, the date required by Law and the Mercantile Registry Regulations, as well as the interventions of the shareholders that have requested their intervention to be included.

The Minutes will be signed by the President and the Secretary and, in the given case, by the shareholders that intervened in its approval, pursuant to the aforementioned.

The shareholders may request copy of the Minutes, or certificates of the adopted agreements. Said copies, as well as the certificates they issue, will be authorized by the President and the Secretary.

The Minutes of the Shareholders' meeting may be approved by the Shareholders' meeting after its celebration, or with in a fifteen day term, by the President and two shareholders who intervened, one representing the majority and one representing the minority.

The Minutes approved in any of the two forms, has executory force from the date of its approval.

The Administrators may require the presence of a Public Notary for the elaboration of the Minutes of the Shareholders' meeting and is required when, with five days in advance to the date of the Shareholders' Meeting, the shareholders representing at least one percent of the corporate capital request it. The Notary costs will be covered by the Company. The notary Minutes will be considered the Shareholders' meeting's Minutes. The present Regulation does not oblige or condition the elaboration of the Notary Minutes.

Chapter Six- Councilors election. Retribution of the Board of Directors

Article 25°.- Appointment of Councilors

The Directors will be appointed by the General Shareholders' meeting or by the Board of Directors pursuant to Laws on Stock Companies and the Corporate By laws, with previous report from the Appointments and Retributions Commission.

Article 26°. - Appointment of External Councilors

The Board of Directors will intend that the election of the candidates proposed by the Shareholders' Meeting for their appointment or ratification as external Councilors involves people of renowned solvency, competence and experience, due to the need to enhance the rigor for those who will be appointed as independent Councilors, with a previous report of the Appointments and Retributions Commission.

Article 27°.- Compensation of the Board of Directors

The compensation of the members of the Board of Directors for their performance in said position must always be approved by the General Meeting of Shareholders including option plans, pension plans, and any other sort of retribution, monetary or in goods. All retributions will be included in the Annual Memoirs.

Article 28°.- Interpretation

These Regulations will be interpreted pursuant to the applicable mercantile law and the By laws, which will prevail in case of discrepancy.

ANTENA 3 TELEVISIÓN, S.A.

REGULATIONS
OF THE
BOARD OF DIRECTORS

PRELIMINARY TITLE

Article 1.- Objectives and subjective scope

The present Regulations are of obligatory compliance to its receivers and has as object to determine the performance principles of the Board of Directors of Antena 3 de Televisión, S.A., as well as to regulate its organization and operation and set members conduct regulations, in order to achieve the greatest possible degree of efficiency and optimized management.

The conduct rules established in these Regulations for the Directors will be applicable as long as they are compatible with its specific nature, to the high Directives of the Company that are not Directors, and to whom de facto, for any given reason, with greater or lesser notoriety, have administrative responsibilities.

Article 2.- Interpretation

The present Regulations will be interpreted according to legal and statutory norms that are applicable and with special regards for its spirit and objective, having the Board of Directors the faculty to solve the interpretative doubts that may arise form its application.

The basic duties of information, transparency and security regarding corporate governance will be inexcusably applied in the interpretation of these norms.

Article 3.- Approval, application and modification

The approval and modification of these Regulations shall require favorable vote, of at least, two thirds of the Board of Directors.

The present Regulations will become effective as of the date of its approval.

The present Regulations may only be modified by the Board of Directors by a proposal of the President, of five Directors or of the Appointments and Compensation Commission.

The modification proposals must be attached of a justification document and be informed by the Appointments and Compensation Commission.

The proposal text, the justification document of its authors, and in its given case, the report from the Appointments and Compensation Commission must be attached to the summon of the Board meeting in which it will be discussed, and it must be included in the Agenda.

Article 4.- Diffusion

The Directors have the obligation to have knowledge of, comply with, and enforce the present Regulations.

Once the Regulations are approved, and when agreed upon its modification, the Board of Directors will inform the Meeting of Shareholders, and will adopt the necessary measures for the present Regulations to be registered before the Mercantile Registry, deposited at the CNMV, and have a great diffusion and range within the investors and shareholders owners of the Company at any given moment. It will also be informed through the Company's web page.

TITLE I
MISSION OF THE BOARD

Article 5.- Principles of performance

The principal responsibility and the most significant obligation of the Administrators is to render Antena 3 de Televisión, S.A. with all their experience, good doing, professional capacity, in order for, with a common and integrated effort from all, the Company, the Group of Companies together, and each affiliate in particular, reach and maintain a optimal development concerning economical value, profitability for investors, solidity, social recognition, and future projection.

Further on, the Administrators of Antena 3 de Televisión, S.A. acquire the commitment to improve personal implication of the workers in the common project and an ongoing motivation, both personal and collective.

Finally, the Administrators also assume a special commitment with the civil society, for whom at the end they serve for, as well as with the defense of the principles of liberty, plurality, and justice, which constitute the ethical reference of social communities and of the most advanced institutions.

Article 6.- General supervision function

Except on the subjects reserved for the Shareholders' Meeting's competence, the Board of Directors is the maximum organ of deliberation and decision of the Company; on matters assigned, both legally and statutorily, the administration and representation of the Company.

Without regards to the aforementioned, the Board of Directors is basically an instrument of supervision and control of the ordinary business management of the

Company in favor of the executive organs and of the direction team, but always concentrating its activity on the general supervision function.

The legal or statutory faculties assigned to the Board may not be delegated when they are of its exclusive competence, neither those necessary for a responsible exercise of the general supervision function.

Therefore, for a better and more diligent development of its general supervision function the Board is obliged to directly execute the following responsibilities.

1. Appoint the Directors, in case there are vacancies, by the co-optation system, until de first Shareholders' Meeting meets.
2. Accept, in the given case, the resignation of the Directors.
3. Appoint and revoke the position of the President Vice President, Chief Executive Officer, Secretary and Vice Secretary of the Board of Directors.
4. Delegate functions on any of its members, pursuant to the Law and the By laws, as well as to revoke them.
5. Appoint or remove the Directors that will make up the different Commissions herein mentioned.
6. Prepare and present the annual accounts before the Shareholders' Meeting.
7. Present the reports and agreement proposals that, according to the Law and the By laws; the Board of Directors must prepare for the knowledge and approval, in the given case, by the Shareholders' Meeting.
8. Establish the economical objectives of the Company and approve, when proposed by the High Direction, the strategies, plans and politics destined to achieve such, having under its control the compliance with said activities.
9. Regulate its own organization and operation as well as such of the High Direction of the Company and, especially, modify the present Regulations.
10. Exercise the faculties that the Shareholders' Meeting has grated the Board of Directors, which may only be delegated if expressly included in the agreement of the Shareholders' Meeting, as well as the rest of faculties grated by the present Regulations.
11. Fixation of the politics of treasury with the frame that, in the given case, the Meeting of Shareholders determine.
12. Authorization of operations of the Company with Directors that may present interest conflicts.

13. Determination of the information and communication politics with the shareholders, the markets and the public opinion.
14. And, in general, the decision concerning business and financial operations of particular importance for the Company.

Article 7.- Creation of value for the shareholder

The criteria that must prevail at all moments in the performance of the Board of Directors is the maximization of the Company's value, therefore acting at all moments with strict respect for the rules, and according to the principles, ethical values and conduct models generally accepted.

Within the scope of the corporate organization, the Board will adopt the necessary measures to ensure:

1. That the Company direction seeks the creation of value for the shareholders and has correct incentives to accomplish such.
2. That the Company direction is under effective supervision of the Board.
3. That any person or group has a hidden power of decision or not confronted to counterbalances or controls.
4. That no shareholder receives a privileged treatment.

Article 8.- Conduct Criteria

The maximization of the value of the Company in the shareholders interest must seek by the Board of Directors respecting at all moments the Law requirements, complying in good faith with explicit and implicit agreed contracts with workers, suppliers, finance grantors, and clients, and in general, complying with ethical duties necessary for a responsible guidance of business.

TITLE II

BOARD COMPOSITION

Article 9.- QUANTITATIVE COMPOSITION

The Board of Directors is made up by the number of Directors that the Shareholders' Meeting determines, within the limits established in the Corporate By laws.

The Board will present a proposal before the General Shareholders' Meeting regarding the number of Directors that, according to the circumstances of the Company for any given moment, are most adequate to ensure the duly representation and efficient operation of the collective organ.

Article 10.- Qualitative Composition

El Board of Directors, under the faculty of cooperation and appointment proposition to General Meeting of Shareholders, will intend that in the composition of the organ the external Directors or non executives represent a simple majority against the executive Directors.

For these effects, it is understood that executive Directors are the President, the Delegate and the other Directors that with any other title have management responsibilities with in the Company or in any of its affiliate companies.

The Board will intend, as well, that the majority group of external Directors is integrated, on one hand, by the ones proposed by the significant stable participation owners of the corporate capital (*Dominical Directors*); and, on the other hand, professionals of renowned prestige that have no professional, mercantile, nor labor link with the significant shareholders, nor with the executive team (*Directors independent*).

The herein mentioned is understood without consideration of the proportional representation right legally recognized for the shareholders.

TITLE III
APPOINTMENT AND REMOVAL OF COUNCELORS

Article 11.- Appointment of Directors

The Directors will be appointed by the Shareholders' Meeting or, provisionally, by the Board of Directors according to the rules of the Law of Stock Companies and the corporate By laws.

The Directors appointment proposals presented by the Board of Directors to the Shareholders' Meeting's consideration, and the appointment agreements adopted by said organ pursuant to the co-optation faculties granted by law must be pursuant to the present Regulations and follow the corresponding report of the Appointments and Compensations Commission, which is not binding. Nevertheless, when the Board of Directors opposes the proposal of the Appointments and Compensations Committee, it shall duly justify its decision stating its reasons.

Article 12.- Appointment of external Directors

The Board of Directors and the Appointments and Compensations Committee shall try, with in the scope of their competencies, that the election of the candidates is of people or renowned solvency, competence and experience, who are encouraged to dedicate their time and capacity to the Company, searching the rigor in relation to the election of given people to be appointed as independent Directors.

The Board of Directors may not propose or appoint for independent Board people who have or have had in the previous two years, any relevant relationship with the management of the Company, or are linked by family, professional o commercial reasons to any of the executive Directors or with any other high directives of the Company, and must not have links with stable dominical Directors or with business entities or groups represented by them.

Specially, the following may not be proposed or appointed as independent Directors:

1. People who are holding or have held in the previous two years executive positions of maximum level in the Company, or in any of the affiliate companies or the people who are holding executive positions of maximum level in entities or groups that own significant participations in the corporate capital.
2. The people who, directly or indirectly, and within the two previous years, have made or received payments to or from the Company or of the affiliate

companies, or the people who are making or receiving payments to or from entities or groups that own significant participations in the corporate capital, that could jeopardize their independence.

3. The people who have or have had other sort of relationships with the Company or of the affiliate companies, or with entities or groups that own significant participations in the corporate capital, that, to the Appointments and Compensations Committee judgement, may diminish their independence.
4. The family members –up to forth degree of kinship - of who is or has been in the previous two years executive Director or high directive of the Company.

Article 13.- Reelection of Directors

The reelection proposals of Directors that the Board of Directors decides to submit before the Shareholders' Meeting will have to be done pursuant to the formal process of elaboration, which must include a non obliging report from the Appointment and Compensation Commission which evaluates the quality of the work and the dedication to the position from the proposed Directors during their term.

Article 14.- Position Term

The Directors will have a term of five years, with the possibility of reelection pursuant to the corporate By laws.

The Directors designated by co-optation will exercise their position, under this condition, until the date of the first Shareholders' meeting.

Article 15.- Termination of the Directors position

The Directors will terminate their position when the time period for which they were elected had finished or when decided by the Shareholders' Meeting in usage of their legal faculties.

The Directors must turn their position over to the Board of Directors y and formalize the resignation in the following cases:

1. When the executive positions to which the appointment as Director was related terminates, or when the reasons why the appointment was made disappear.
2. When they are immersed in any incompatibilities or legal prohibitions.

3. When seriously admonished by the Appointments and Compensations Commission o by the Audit and Control Commission, for having breached any obligation as Directors.

In cases different to these, the Board may not propose the termination of the external dominical or independent Directors before the termination of the period they were appointed for, except when there are exceptional and justified reasons that must be approved by the Board, with a report from the Appointments and Compensations Commission.

Article 16.- Criteria to be followed at appointment, reelection and termination voting.

The Directors affected by the appointment, reelection, and termination proposals will not intervene in the discussions and voting of the social organs of said decisions.

All voting of the Board of Directors or of its Commissions referring to appointment, reelection, or termination of its Directors will be secret, if requested by any of its members without regards to the right of every Board to state in the minutes the position of its own vote.

TITLE IV

BOARD OPERATION

CHAPTER I

DESIGNATION OF POSITIONS

Article 17.- The President of the Board

El Board will choose its President from its Directors.

The appointment and termination of the President of the Board of Directors will require the vote of, at least, two thirds of the Board's members.

When the Board of Directors appoints the President, it must determine the faculties that, in each case, wants to delegate.

Article 18.- El Vicepresident

The Board will choose from its Directors one or more Vice Presidents, who will substitute the President by delegation, absence or sickness and in general, in all cases, functions and attributions that are considered as necessary by the Board or by said President.

Article 19.- The Delegate Counselor

The Board, pursuant to the corporate By laws, may appoint one or several Delegate Directors, and delegate them, temporarily or permanently, with all or some of its functions, except those that, legally or by means of a General Shareholders' meeting agreement, are of exclusive competence or it or non delegable of the Board.

Article 20.- The Secretary of the Board

The Secretary of the Board of Directors will not have the position of Director.

The Secretary will aid the President in the development of functions and shall guard the correct operation of the Board, especially by rendering the Directors with the advice and information necessary, keep all corporate documentation, dully reflect in the minutes book the development of the Board meetings, and give faith of given agreements.

The Secretary will guard, in any case, the formal and material legality of the Board's performance, the compliance with the rules issued by the regulatory organisms, as

well as, in the given case, the recommendations and will guarantee that the corporate governance procedures and rules of the Company will be complied with, and very specially with the Board Regulations.

Article 21.- The Vicepresident of the Board

The Board of Directors may appoint one or several Vicesecretaries, that do not have to be Directors, to assist the Secretary of the Board of Directors, or act as substitute on the performance of functions in case of absence or impossibility, or in case the position of Secretary is not filled.

Except contrary decision from the Board of Directors, the Vicesecretary may attend the meeting of said Board with the Secretary to aid such, particularly in drafting the meeting's Minutes.

When acting in substitution of said Secretary, the performance of the Vicesecretary will be equivalent to that of the Secretary, who will determine for each case or in general, which are the causes to be substituted, occasionally or normally, by a Vicesecretary, as long as legally possible. In any case, it is the Secretary's responsibility the supervision of the Vicesecretary.

CHAPTER II

OPERATIONS RULES

Article 22.- Board of Directors Meetings

The faculty to summon the Board of Directors and to integrate, in the given case, the Agenda of the meetings, corresponds to the President, who must, nevertheless, summon it when at least three Directors request it indicating the issues to be discussed.

The Board of Directors will meet, ordinarily, at least, once every two months, after being summoned and; by initiative of the President, as many as said President considers it convenient for the good operation of the Company.

The ordinary meetings calendar will be established by the Board before the beginning of each exercise. The calendar may be modified by agreement of the Board or by decision of the President, in such case the modification must be informed to the Directors as soon as possible.

The summon will be made at least, five days before the meeting, except in case of great emergency considered by the President, cases in which the summon may be at least of 24 hours.

The summon of the meeting will be made via mail, facsimile, telegram or e-mail, and will be authorized by the President's signature; or Secretary's or Vicesecretary's signature under the President's orders.

The summon must include the date, hour and place of the meeting, a brief on the probable Agenda and the written information necessary and available. Nevertheless, the President may always present before the Board of Directors given issues that considers relevant, from its own initiative or of at least three Directors, with no regards if it is included or not in the Agenda.

The meetings of the Board of Directors will normally take place at the corporate domicile, but may also be held in any other place determined by the President and stated in the summon.

Article 23.- Development of the sessions

The Board will be validly constituted when half plus one of the members, present or represented, are present; if it were an odd number, it is necessary that the number of present Directors personally or represented, be greater that the number of absentees.

The Directors must attend the Board meetings and when, exceptionally they cannot, they shall try to be represented by an other member of the Board, and the proxy should include, as possible, pertinent instructions.

Said proxies may be granted by letter or by any other method that ensures certainty and validity of the representation under the President's judgement.

The constitution of the Board will be valid with no summoning if all Directors were to be present or represented and unanimously agree to hold a Board meeting.

It will be considered as present Directors the ones who physically attend the meetings, as well as those who intervene in them through audiovisual systems (as the videoconference) that guarantee their effective participation in the meeting.

The President will organize the debates trying and promoting the participation of all Directors in the debates.

If the President proposes it, the directives of the Company will attend the Board meetings when their interventions is necessary or convenient, in order to brief the Board about issues of their area of expertise.

The agreements will be adopted in any case by majority of votes from the present Directors, in person or represented, unless the Law of the corporate By laws require a greater one in favor vote of the Directors for the validity of determined agreements.

Exceptionally, when urgency demands it, the President may propose the adoption of agreements in writing and without meeting (via facsimile, mail, e-mail, etc.), and said agreements will be valid as long as no Director objects said procedure.

At the end of each exercise the Board will dedicate a session to evaluate the operation and quality of their work.

CHAPTER III

BOARD COMMISSIONS

Article 24.- Board of Directors Commissions

The Board of Directors will create specialized or not specialized Commissions regarding concrete subjects, as a development of the legal rule of obligatory application, in its own regulatory norms, or in response to occasional circumstances that justify or advise the organizational measure.

In any case, the Delegate Commission, the Audit and Control Commission and the Appointments and Compensations Commission will be created. Of them , only the Delegate Commission of the Board will have executive character.

The Board of Directors may as well constitute one or several Commissions assigning them the examination and permanent follow up of a given special relevant area for the good governance of the Company or for the monographic analysis of a certain aspect whose importance or implication advises it.

The members of these Commissions will be appointed by the Board of Directors among its own members.

The competencies and operation of these Commissions will be established regulated by the law and the corporate By laws, or by the rules decided by the Board when it agrees for its constitution by its own initiative and criteria.

Except those whose permanent operation is imperative pursuant to legal norm, the Board is no bind to maintain the Commissions constituted, supplied and in force of its functions.

SECTION I
DELEGATE COMMISSION

Article 25.- Appointment and Composition

The Board of Directors, with the vote of two thirds of its members, may delegate, in an indefinite manner, as long as its termination is not agreed upon by the same majority, in a Delegate Commission, all or part of the faculties of the Board, except the ones that may not be delegated.

The Delegate Commission will be made up by a number of members no less than 3 or more than 9, being appointed by members of the Board of Directors of the Company. The President of the Board and the Delegate Board, if there is one, will be members due to their position.

The appointment and termination as member of the Delegate Commission needs the vote, at least of two thirds of the members of the Board of Directors.

It will be presided by who holds such position at the Board of Directors, or by the person said organ appoints and as Secretary will act who holds this position at the Board or whom it appoints, who may or may not be a Board. El Secretary of the Commission will only have voting right if is Director.

Article 26.- Operation

The Commission will meet once summoned by the President, when the corporate interest demands it, and regularly once a month, except if the President considers it not to be necessary.

The Commission will be validly conformed with the direct or represented attendance of, at least, half of its members and will adopt its agreements with the majority of its members in person or represented, always by an other Director member of the Delegate Commission. In case of a tie, the President will have the deciding vote. From every meeting held a minutes mill be drafted.

It will be considered as present Directors the ones who physically attend the meetings, as well as those who intervene in them through audiovisual systems (as the videoconference) that guarantee their effective participation in the meeting.

SECCTION II

AUDIT AND CONTROL COMMISSION

Article 27.- Appointment and Composition

At the center of the Board of Directors the Audit and Control Commission will be formed, composed by at least three and a maximum of five external Directors appointed by the Board of Directors among its members.

The President of the Audit and Control Commission will be appointed by the Commission from its members for a term of four years, being able to be reelected once after a term of one year after their termination.

The Secretary of the Audit and Control Commission will be the Secretary of the Board of Directors or one of its Vicesecretaries.

Article 28.- Competencies

The Audit and Control Commission will have the following competencies:

1. Inform, through its President, at the Meeting of Shareholders about matters of the Commission's competence that the shareholders may request.
2. Propose to the Board of Directors, to be brought before the Meeting of Shareholders, the appointment of the Account Auditor referred to at article 204 of the Law of Stock Companies, as well as, in the given case, the conditions of its contract, scope of his professional mandate, and the termination or renewal of its appointment.
3. Supervise the internal audit services.
4. Know of the processes of financial information and of the internal control systems.
5. Receive information from the Accounts Auditor concerning matters that may jeopardize the independence of such, and any other related to the process of account audit process, as well as to receive information and keep with the Account Auditor the communications required by the accounting audit law and in the technical rules of auditing.
6. Supervise the Annual Accounts of the Company and of the Group, specially its compliance with the legal requirements and the correct application of the generally accepted principles of accounting.

7. Request form the Delegate Board, every three months, as many matters as necessary that may be relevant for the most efficient development of the Commission's function.
8. Inform the Board of Directors about the compliance with the Internal Conduct Regulations related to Stock Markets.

Article 29.- Operation

The Commission will meet, once the President has summoned it, every three months, as well as when requested by at least, three of its members, by the Delegate Commission or by the Delegate Board.

The Audit and Control Commission will be validly conformed when the number of present Directors in person or duly represented is greater than the number of absent Directors and will adopt its agreements by the majority of the present Directors. In case of a tie the President has the final vote.

SECCIÓN III

APPOINTMENT AND COMPENSATION COMMISSION

Article 30.- Appointment and Composition

At the Board of Directors the Appointments and Compensations Commission will be created, made up by a minimum of three and a maximum of five external Directors appointed by the Board of Directors among its members, following its proportions.

The President of the Appointments and Compensations Commission will be appointed by the Commission among its members for a maximum term of four years, with the possibility to be reelected only once after one of the end of its prior term.

The Secretary of the Appointments and Compensations Commission will be the Secretary of the Board of Directors or one of its Vicesecretaries.

Article 31.- Competencies

The Appointments and Compensations Commission will have the following competencies:

1. Formulate and inform about the criteria that must be applied for the composition of the Board of Directors.

2. Inform, before hand, of all the proposals that the Board of Directors presents formulates to the Shareholders' Meeting for the appointment, reelection, ratification, or termination of Directors, included in the cases of co-optation by the Board of Directors, as well as in relation to the members of each one of the Commissions of the Board of Directors.
3. Propose to the Board for it presentation before the Meeting of shareholders the form and amount of the corresponding Compensations of the Administrators, as such as well as the ones corresponding to their performance in the Company different from the ones as Director.
4. Inform about the approval or modification of the norms that regulate the activity of the administrative organs of the Company and, very especially about the Regulations of the Board of Directors and of the Board Junta.
5. Guard the compliance by the Directors with their obligations and in the given case, make reports about eventual breach of said obligations.
6. Know and inform the Board about the appointments and Compensations of the Administrators and the high directives of the companies of the Group.
7. Know and inform the Board about the appointments and Compensations of the high directives of the Company.
8. Propose to the Board of Directors the basic conditions of the contracts of the high directives and know and inform the Board about the effective application of said conditions.
9. Propose to the Board of Directors the general politics for variable incentives and Compensations regarding the achievement of objectives, applicable to the high directives if the Company and its affiliates.
10. Request from the Delegate Board, every three months as many relevant matters for the most efficient development of the Commission's functions.
11. Prepare and keep a registry of the situations of the Directors and high directives of the Company and of the companies if the group.
12. Inform about the suppositions included in Articles 3, 36, 37, 38 y 40 of these Regulations.

Article 32.- Operation

The Commission will meet, once the President summons it, once every three months, as well as when requested by, at least three of its members, by the Delegate Commission, or by the Chief Executive Officer.

The Appointments and Compensations Commission will be validly constituted when the number of Directors present or duly represented is greater than that of the absent Directors and will adopt the agreements with the majority if the present members. In case of a tie, the President has the final vote.

TITLE V

RIGHTS AND OBLIGATIONS OF THE COUNCELOR

CHAPTER I

RIGHT AND DUTY OF INFORMATION

Article 33.- General Formulation

It is obligation of all Directors to search for the information it considers necessary or convenient for every moment for the good performance of its position. In particular, each one of the Administrators is obliged to diligently inform about the development of the Company.

The Director has the most ample faculties to get information regarding any issue of the Company, as long as it is necessary or convenient for the exercise of its position.

Said information right is extended to the different affiliate companies of the Antena 3 Group, always performed under good faith.

In order not to disturb the normal development of the Company, the information right will be exercised through the President, the Chief Executive Officer or the Secretary of the Board of Directors, who will receive the requests of the Director, giving him the information directly or offering the interlocutor of the Company considered appropriate for each case.

In the case help is necessary to develop its functions, the Board may agree, by majority, to hire, at charge to the Company, legal, accounting, financial or other type of advisors. In the given case, the assignments must be on concrete problems of certain importance and complexity that have presented in the performance of its position.

CHAPTER II

COUNCELOR'S OBLIGATIONS

Article 34.- General Obligations of the Director

According to these Regulations, the main function of the Director is to guide, supervise and control the management of the Company in order to maximize the beneficiary value of the shareholders.

In the performance of said function, the Director will act with absolute loyalty toward the Company, with the diligence of an ordered businessman, being bind, in particular, to:

1. Inform himself and adequately prepare the Board meetings and of the Commissions to which it is a member.
2. Attend the meetings of the organs which is a member and participate actively in the deliberations, in order for his criteria to effectively contribute at decision making, and be co responsible of said decisions.
3. Perform any particular task assigned by the Board of Directors and is reasonably comprehended in the dedication commitment.
4. Investigate any irregularity in the management of the Company of which has had news and guard any sort of risk situation.

Article 35.- *Confidentiality duty of the Director*

Even after the termination of its functions, the Directors must keep the secret of the confidential information, being bind to guard the reserve of the data, information, and background known as consequence of the exercise of their position; said information cannot be communicated to third parties or be object of diffusion when it could have consequences on the corporate interest.

The cases in which the law permits its communication or diffusion to third parties, or that in the given case have to remit the supervision authorities, are exceptions to the aforementioned. In the given case, the transfer of information must comply with the applicable law.

When the administrator is a juridical person, the secret duty will be held by its representative, without consideration of the obligation it may have to inform such.

Article 36.- No competition obligations

The Director may not render professional services, or of other nature, at entities that dedicate themselves to the same, analogous or complementary gender of activity as the Company or any companies of the Group.

The Director who holds or pretends to hold any directive position in another Company o competitive entity o dedicate himself, directly or indirectly to activities that may be in conflict with such of the Company, must inform the Appointments and Compensations Commission.

Article 37.- Interest Conflicts

The Director must abstain from intervening at the deliberations and voting that may affect the issues in which is directly or indirectly interested. To these effects, the Director must inform the Board of any conflict situation that may interest the Company.

It will also be considered as personal interest when the issue affects a member of the Director's family or a company where holds a directive position or has a significant participation in its corporate capital.

The Director may not perform, directly or indirectly, professional or commercial transactions with Antena 3 de Televisión, S.A., nor with any of the companies that make up the Group, unless previously informing the Board of Directors and with a previous report of the Appointments and Compensations Commission, which approves the transaction with the favorable vote of the majority of present Directors in person or represented at the meeting, being excluded the for the vote the Directors bind to abstain at such pursuant to the present Article.

Article 38.- Usage of corporate assets

The Director may not use the name of the Company or invoke its administrative condition of the Company to perform operations on his behalf or under the name of persons linked to him.

The Director may not use the assets of the Company or use its position in the Company to obtain a patrimonial advantage, unless satisfying a adequate consideration.

Exceptionally the consideration may not be requested from the Director, but in the given case, the patrimonial advantage will be considered as a indirect Compensation and must be authorized by the Board, once a report of the Appointments and Compensations Commission has been presented.

Article 39.- Not published information

The use by the Director of information of the Company not published for private matters, may only be acceptable by complying with the following conditions:

1. That the use of said information does not breach any regulations of the Stock Market.

2. That its use does not cause harm to the Company
3. That the Company does not have an exclusive right or juridical analogous position on the information to be used, except with the proper authorization of the Board.

Without consideration to the aforementioned paragraph, the Director must observe at all moments the rules of conduct established at the applicable legislation on Stock Markets and especially the ones included in the Internal Conduct Regulations regarding Stock Markets.

In particular, the Directors must abstain from performing or from suggesting its performance to a third party, of an operation on the securities of the Company or of the affiliates, associated or linked from which, because of its position, has privileged or reserved information, as long as said information is not public.

Article 40.- Business Opportunities

The Director may not perform, for personal benefit or for a person linked to him, investments on commercial operations linked to the assets of the Company, that he has had knowledge due to the exercise of his position, or through the use of information and methods of the Company, when the investment has been offered to the Company or when it has interest on it, unless the Company has rejected said investment or operation with no influence from the Director.

In the aforementioned case, the use of the business opportunity by the Director must be authorized by the Board of Directors, after report from the Appointments and Compensations Commission.

Article 41.- Indirect Operations

The Director breaches its fidelity duty with the Company if, knowing before hand, allows or does not reveal the existence of operations performed by its family members or by the companies where it holds a directive position or has a significant participation, that have not been presented to the conditions and controls pursuant to the previous articles.

Article 42.- Communication duty of the Director

The Director must inform the Appointments and Compensations Commission of all the positions it holds and the activities it develops in other Companies or

entities, and in general, any other fact or situation that may result as relevant for its performance as Administrator of the Company, and in particular the participation it may have in any company with the same, analogous or complementary corporate purpose of the Company, as well as the activities that it performs on its behalf or on behalf of a third party, and in general, any possible situation of conflict with the corporate interest.

Article 43.- Transactions with significant shareholders

The Board of Directors formally reserves for itself the knowledge and authorization of any transaction between the Company and any of its significant shareholders.

In any case, will a transaction be authorized if previously the Audit and Control Commission has not rendered a report valuing the operation from the equality of treatment for the shareholders' point of view and the market conditions of said transaction.

For ordinary transactions, it will be enough a generic authorization for the line of operations and of its conditions of execution.

Article 44.- Transparency Principle

The Board of Directors will reflect in its annual public information a summary of the relevant transactions performed by the Company with its Directors and significant shareholders.

CHAPTER III
RELATIONSHIP WITH THE SHAREHOLDERS

Article 45.- Board of Directors relationship with shareholders

The Board of Directors, as link between the property and the management, will have the adequate paths to know of the proposals that he shareholders may present regarding with the Company's management. In particular, will facilitate the regular information exchange for the shareholders.

The Board of Directors, through some of its Directors and with the help of the members of the high direction considered as necessary, may organize informative meetings regarding the performance of the Company and of the Group with the shareholders domiciled at the most important financial floors of Spain and of abroad.

The El Board of Directors will promote the informed participation of the shareholders at the Board Meetings and will adopt as many measures needed to aid Meeting of Shareholders to effectively exercise its functions pursuant to the Law and the corporate By laws.

El Board of Directors will guarantee an equal treatment to all shareholders.

Article 46.- Relationships with institutional shareholders

The Board of Directors will establish as well adequate mechanisms of regular information exchange with the institutional investors that are shareholders of the Company. In particular, the information will consist of strategies, outcome evaluations, composition of the Board of Directors and management efficiency.

This exchange of information may no be understood under any case, as the transfer by the Board of Directors to the institutional shareholders of information that may give them an advantage with respect to other shareholders or of information considered as Relevant or Privileged pursuant to the Stock Market regulations.

Article 47.- Relationships with markets

The Board of Directors will develop all activities to it imposed by being a Company issuing securities.

In particular, the Board will develop, pursuant to these Regulations, the following specific functions regarding the Stock Market:

1. The supervision of the periodical financial public information.
2. The performance of as many acts and the adoption of as many measures necessary to ensure the transparency of the Company before the financial markets, informing, in particular, to said markets of the facts, decisions, or circumstances that may result from relevant quotations of shares.
3. The performance of as many acts and the adoption of as many measures necessary to promote a correct formation of the prices of the Company's shares, and in the given case, of its affiliates, avoiding any sort of manipulations and abuses of privileged information.

The Board of Directors will adopt the precise measures to ensure that the financial information of every six and three months or any other that is considered as necessary to be presented to the markets be done according to the same principles,

criteria and professional practice with which the Annual accounts are done, and that it has the same trustfulness than said accounts. To that effect, said information will be reviewed by the Audit and Control Commission.

The El Board of Directors shall guard at all moment the correct keeping of the data and information related to the securities issued by Antena 3 de Televisión, S.A., without regards to the duty of communication and collaboration with the judicial or administrative authorities, preventing that said information and data could be used abusively or disloyally, informing of the cases when it were to occur and immediately taking the necessary measures at its reach in order to prevent, avoid, and in the given case, correct the consequences that could arise.

Article 48.- Relationships with the auditors

The Board of Directors will establish, through the Audit and Control Commission, a stable and professional relationship with Account Auditor of the Company, with strict respect for its independence.

No other services will be contracted with the same firm of the Accounts Auditor of the Company except those of the same auditing, to prevent from jeopardizing the independence of said auditor.

The Board of Directors will publicly inform the global fees paid by the Company to the firm of which the Accounts Auditor is for rendered services different from audit services.

The Board of Directors will try to inform in a definite manner the accounts so there are no reservations on the Auditor's behalf. Nevertheless, when the Board considers that must maintain its criteria, it will publicly explain the content and scope of the reservations.

TITLE VI

CORPORATE GOVERNANCE REPORT

Article 49.- Corporate Governance Report

The Board of Directors must publish annually a corporate governance report.

The annual report of corporate governance will be communicated to the National Commission of Stock Market.

The report will be published as a Relevant Fact.

Said report must include a detailed explanation of the structure of the company's governance system and of it operation in practice. Nevertheless, the minimum content of the corporate governance report will be as follows, or the once established pursuant to the applicable law of each moment:

a) Property structure of the Company, with information related to the shareholders with significant participations, indicating the participation percentages and the relationship of family, commercial, contractual or corporate characteristics that may exist, as well as it representation in the Board; of the share participation of the members of the Administration Board that must be informed to the Company, and the existence of parasocial pacts informed to the Company ant to the National Stock Market Commission, and, in the given case, deposited at the Mercantile Registry. As well, the company's treasury and its significant variations will be informed.

b) The company's administration structure with information related to its composition, the Board of Director's organization and operation rules and those of the Commissions; identity and remuneration of its members, functions and positions within the Company, and its relations with the shareholders with significant participations, indicating the existence of crossed or linked Directors and the selection, removal and reelection procedures.

c) The Operations related to the Company with its shareholders and its Administrators and directive positions ant itragroup operations.

d) Risk control systems.

e) The Operation of the Shareholders' Meeting, wit information relating to the development of the meetings held.

f) Degree of follow-up of the recommendations of corporate governance, or in its case, the explanation of the lack of follow up of said recommendations.

The corporate governance report will me made for the first time in relation to the 2004 economical exercise.

ANTENA 3 DE TELEVISIÓN, S.A.

INTERNAL CONDUCT REGULATIONS CONCERNING SUBJECTS RELATED TO STOCK MARKETS

- TABLE OF CONTEXT -

ANTENA 3 TELEVISIÓN S.A. INTERNAL CONDUCT REGULATIONS CONCERNING SUBJECTS RELATED TO STOCK MARKETS

I. DEFINITIONS

For effects related to the Internal Conduct Regulations Concerning Subjects Related to Stock Markets (hereinafter, "Internal Conduct Regulations" or "Regulations"), will be understood as:

Antena 3 Televisión, S.A.: Refers to an Antena 3 Televisión, S.A., company registered before the Mercantile Registry of Madrid, in the Tome to tome 1924, folio 108, page A number M-34473, domiciled at San Sebastián de los Reyes (28700 Madrid), Avda. Isla Graciosa number 15, and with CIF number A-78 839271.

External Advisors: The people who, without being considered employees, render financial, legal, consulting, or any other type of services to any company of the Antena 3 Group, directly or through a third party, which may involve access to information considered as classified.

Confidential Documents: All material, audiovisual or computer support expressing or incorporating previously classified information.

Antena 3 Group: Refers to Antena 3 Televisión, S.A. and all the filial and companies participated in, that are related to the Company pursuant to article 4 of Law 24/1988, of July 28 of the Stock Market.

Privileged Information: all concrete information is considered as privileged information pursuant to article 81 of the Law on Stock Market, which refers, directly or indirectly, to Antena 3 Group or to negotiable securities or financial instruments issued by Antena 3 Group, that have not been made public, that are

becoming or have become public, that could influence or would have influenced in an appreciable manner its quotation in a market or organized contractual system. Such will also be applied to negotiable securities or financial instruments on which an admission request to a market or to a organized contractual system has been presented.

Relevant Information: Relevant information, pursuant to article 82 of the Stock Market Law, is all information, that its knowledge may affect a reasonable investor to buy or transfer securities or financial instruments and therefore, influence in a sensible manner its quotation in a secondary market.

Members of the Council: The members of the Board of Directors of Antena 3 Televisión, S.A.

Personal Operations: Those operations done on Securities and Affected Instruments.
In relation to the prior paragraph, Operations are any contracts through which Securities or Affected Instruments are bought of transferred.

Confidential Operation: Said legal or financial operation that may influence in an appreciable manner the quotation of Securities or Affected Instruments, and that has been defined as so by the Regulations Compliance Committee.

Administrative Personnel: The secretaries of direction under direct control of the members of the Administrative Council or of the Directive Personnel of Antena 3 Televisión, S.A.

Directive Personnel: The President, Chief Executive Officer, the General Directors, Central Directors, and like, that develop functions of high direction under direct control of administration entities of Antena 3 Televisión, S.A., and General Sub directors and like that develop functions of high direction under direct control of a General Director of Antena 3 Televisión, S.A.

Affected People: Said people to whom all or part of the present Regulations apply, and are detailed herein article 2.1.

Controlled Company: Said Company in which, through capital, governance or administration body the Affected Person holds, directly or indirectly, the majority of shares, participation o voting rights, therefore effectively controlling the company.

Filial Company: Refers to the dominated or dependent company with respects to Antena 3 Televisión, S.A. pursuant to article 4 of Law 24/1988, of July 28, of the Stock Market Law.

Securities and Affected Instruments: Securities and Affected Instruments are those affected by the Internal Regulations article 2.2 of the present Regulations.

Prohibited Securities: Prohibited securities or instruments are those of which the Company holds Privileged Information within a Confidential Operation, even though they have not been issued by the Company.

II. PERFORMING PERSONAL OPERATIONS

2.1. Subjective scope of application

The Internal Regulations of Conduct will be applied to the following people:

a) Members of the Board of Directors of Antena 3 Televisión, S.A.

b) Members of the Council Committees of Antena 3 Televisión, S.A.

c) Directive Personnel of Antena 3 de Televisión, S.A. and their Administrative Personnel.

d) Personnel integrating, at each moment, at the Council Secretary and of its Commissions, at the Legal Advisory Direction, at the Financial Direction, at the Commercial Direction, at the Human Resources Direction, etc., or at the Directions of Antena 3 Televisión, S.A. that, with any other name, carry out similar functions

or for any given reason hold Privileged or Relevant Information, up to and including the Department Director level.

e) The External Advisors, that for any given reason has access to Privileged or Relevant Information.

f) Any other employee of Antena 3 Televisión, S.A. that, according to the Regulations Compliance Committee, may have access to data and information on which Antena 3 Televisión, S.A. may have legitimate confidentiality interest, and all those who, from time to time and in relation with a determined operation may have access to confidential information.

The Regulations Compliance Committee will continuously inform the Regulations Compliance Unit of the people that, according to the aforementioned definition are to be considered as Affected People, as well as of the period they will be governed by the Internal Conduct Regulations. The Regulations Compliance Unit holds an up dated list of people permanently governed by the Internal Conduct Regulations, and an other one with the people governed by it temporarily.

2.2. Objective scope of application

The following are considered as Securities and Affected Instruments by the Internal Conduct Regulations:

a) Real estate securities issued by Antena 3 Group that are negotiated in a given market or organized contractual system.

b) The financial instruments and contracts of any sort that grant acquisition rights for the aforementioned securities.

c) The financial instruments and contracts negotiated or not negotiated in a secondary market, whose underlying are the securities or instruments issued by Antena 3 Group.

2.3. General Principles of Performance

2.3.1 <u>Operations under the communication system</u>

The Affected People must communicate inform of any Personal Operation performed by them or through a Company Controlled by them, according to the procedure established in these Regulations.

More over, the Affected People must inform of any Personal Operation performed by: (i) Their spouse, unless the operation only affects the spouse's private patrimony; (ii) Their underage children, under their patria potestas, and their children overage who economically depend on them, whether they live or not with them; (iii) The companies they effectively control, and (iv) any given person or company acting on behalf or with the Affected People's interest.

This obligation is independent of the obligation the Administrators have to inform the CNMV, pursuant to the Royal Decree 377/1991, of March 15.

The operations ordered, with no intervention from the Affected People, by the entities they have previously and permanently turned over the management of the treasury of securities, will not be subject to the aforementioned obligation, and will not be considered as Personal Operations. Nevertheless, the existence of said contracts and the identity of the manager must be informed to the Regulations Compliance Unit, and every three months must submit before said Unit copy of the report the manager presents referring to the securities and affected instruments stating at least the date, number, value, and type of operation carried out.

2.3.2 Maintenance minimum period

In any case, the Securities and Affected Instruments acquired may not be transferred in a period of one (1) month from the moment the buying operation has been performed, unless exceptional situations occur which justify its transmission with previous authorization from the Regulations Compliance Committee.

2.3.3 Limitations to Personal Operations

General Prohibition

The Affected People who have any sort of Privileged Information, with no regards to its origin, must abstain from performing, on their behalf, on behalf of a third party, directly or indirectly any of the following conducts:

a) Prepare or perform any sort of operation on Affected Securities which the information refers to, or regarding any other security, financial instrument or contract of any sort, negotiated or not in a secondary market, whose underlying are the Affected Securities which the information refers to.

   The preparation and performance of the operations whose existence constitutes, by it self, privileged information, as well as operations performed in compliance with an expired obligation to acquire or transfer negotiable securities or financial instruments, when said obligation is included in an agreement held before, the person that refers to, has had the privileged information, is excluded; or other operations performed pursuant to applicable law.

b) Communicate said information to third parties, unless carrying out his work, profession or position.

   To this extent, it is understood that the Affected People are acting in normal exercise of their work, position or profession when communicating information: (i) to administration and direction organs of the Company for the adequate development of the tasks and responsibilities; and (ii) to the External Advisors of the Company (auditors, lawyers, business banks, etc.) for the adequate compliance of the mandate that has been granted.

c) Recommend a third party to acquire or transfer negotiable securities or financial instruments or to induce a third party to acquire or transfer based upon said information.

   The prohibitions established in this section are applied to any given person who possesses privileged information when said person knows, or should have known that the information is of classified matter.

<u>Temporal Prohibitions</u>

The Affected People will abstain from performing Personal Operations in the following periods:

a) In the month prior to the date of formulation of annual accounts by the Board of Directors of the Company.
b) In the month prior to the date of the three and six month publications of the Company.
c) In the prior seven days to the date in which it is reasonable to foresee that the Company will make public a Relevant Fact.

Without consideration to the aforementioned prohibition, the Affected People may, exceptionally, request authorization to the Regulations Compliance Committee to perform operations during these periods.

Prohibited Securities

The Affected People to which the existence of certain Prohibited Securities is communicated, may not to perform Personal Operations with said securities.

The Regulations Compliance Committee shall determine the securities that in a given moment may have the consideration of Prohibited Securities to all or part of the Affected People, as well as the term of said prohibition. The Regulations Compliance Unit shall maintain an updated list of said securities, and of the Affected People related with such; and will communicate the existence of said prohibition to these people, as well as of its termination.

Obligations

All people having privileged information have the obligation to guard it, without consideration on their duty of communication and collaboration with the judicial and administrative authorities pursuant to the Stock Market Law and other applicable legislation. Therefore, they will adopt all necessary measures to avoid that said information may be used abusively or disloyally, and in such case, will take all necessary measures to correct any given consequences deriving from such use.

2.4. Communications Procedure

According to what is stated in these Regulations, the Affected People must inform the Regulations Compliance Unit of all performed Personal Operations within the following seven (7) calendar days to the date of the performance of the activities.

This communication will be done through an information technology system that Antena 3 Televisión, S.A. will establish for such effects, it will include forms, with the date, type of operation, number and price of the securities or affected instruments, they will be used for the communication of said operations. Nevertheless, in case the system is not available for any given reason, the communication may be done through a written document, e – mail or facsimile to the Compliance Unit pursuant to the model included in the **Annex I** of these Regulations.

The Compliance Unit will be obliged to duly file the communications, notifications, and any other document related to the obligations included in the present Conduct Code. All data in said file will be strictly confidential.

III. TREATMENT OF CONFIDENTIAL INFORMATION

During the study and negotiation phase of any legal or financial operation that may considerably influence the quotation of the Securities or Affected Instruments, the Directors responsible for the involved Departments must inform of this fact to the Regulations Compliance Committee.

Once this information is received and the operation is defined as confidential, the Regulations Compliance Committee and Unit will adopt the following measures:

a) Have a document registry for each Confidential Operation that includes the names of all people participating in said Operation and the date in which each has had knowledge of such information.

b) Expressly warn all people included in the Confidential Operation of the characteristic of the information, of their confidentiality duty and the prohibition to use said information. Therefore, the access to this information

or to confidential documents by the External Advisors will previously require the signature of a confidentiality agreement.

The people participating in a Confidential Operation included in the documentary registry, must:

a) Limit the knowledge of the information strictly to indispensable people internal or external to the organization.
b) Adopt security measures for guarding, filing, access, reproduction and distribution of the information. The people having Confidential Documents must act with diligence in the usage and manipulation, being responsible for their guard, conservation and confidentiality. The treatment of the Confidential Documents will be done at all times with the most severity and ensuring at all moments that the filing, reproduction and distribution of said documents will be performed in such a manner that the content of them will only be known by the people decided upon to have access to said information.
c) Comply with any other instructions and/or recommendations in the same sense indicated by the Regulations Compliance Committee.

IV. TREATMENT OF RELEVANT INFORMATION

During the period of elaboration or study that precedes a decision that may constitute Relevant Information, the Affected People will adopt all precise measures included in this Code in order to maintain in secret this information. In particular, the number of people with knowledge of this information will be limited as much as possible, and a confidentiality agreement will be requested from the people alien to the entities. The Regulations Compliance Unit may carry out a follow up to the quotation of the affected security in order to establish if there has been and information leakage.

The Affected People will abstain from giving out information that may become Relevant Information, when said information has not previously or simultaneously been given out to the Market. The communication of Relevant Information to the

CNMV will be performed once the evaluation and decision has been adopted, or in its case, when the agreement or contract has been signed.

It is the Regulations Compliance Unit's task to communicate Relevant Information, who in turn may submit said information before the Regulations Compliance Committee.

The Relevant Information must be communicated immediately to the CNMV for its registration as a Relevant Fact through the fastest and most efficient way and always before to than to any other given person or media.

The content of the communication must be truthful, clear, complete and when the nature of the information demands it, quantified, in order for it not to induce to confusion or deceit. Once the Relevant Information has been communicated to the CNMV, it will be informed through the *web* page of the Company www.antena3tv.com

The Regulations Compliance Unit will carry a Registry of Relevant Facts communicated to the CNMV.

The herein mentioned will be applied without consideration to the possibility to request dispensation pursuant to article 82.4. of the Stock Market Law.

V. REGULATIONS ON TREASURY ADMINISTRATION

5.1. General Principles

a) Within the scope of the authorization granted by the Shareholders' Meeting, the Board of Directors of each company integrating the Antena 3 Group is in charge of the determination of future specific plans of acquisition or sale of securities of said company or of the dominant company. Said plans will be communicated to the CNMV in consideration of the Relevant Facts.

b) Independently from the aforementioned plans, and always within the scope of the authorization grated by the General Shareholders Board, the transactions on securities that the company may perform will not be carried out with purpose of intervention in the process of free formation of prices in the market or to favor determined shareholders of the companies integrating Antena 3 Group.

c) A discriminatory treatment within the shareholders will be avoided, as well as will be avoided the performance of operations with significant company shareholders or with related parts, unless, exceptional circumstances turn it into advisable for the interests of the Company or of the other shareholders and, in such cases, always under the given conditions of a transaction between independent parties.

d) The Financial Director of Antena 3 Televisión S.A., prior consulting with the President or Delegate Advisor of said company, will execute the specific plans referred to in the aforementioned first paragraph and will hold the supervision of the ordinary securities transactions referred to in the previous paragraph.

e) The Financial Director of Antena 3 Televisión, S.A. and the people appointed by said officer within the Antena 3 Group, are responsible to make the official notifications of the plans, and in the given case, of the transactions made with securities pursuant to applicable law.

5.2. Especial Situations

a) Acquisition and sale of Treasury Operations will not be performed during the procedures of public sale offerings or public acquisition offerings, merger operations, other similar operations, unless clearly expressed in the explanatory information flier of said operation. In this last case, the operations may be performed only under the conditions stated in the informative flier.

b) During the term of one week prior to the registry before CNMV of periodical information, as well as when reasonably it is foreseeable that a relevant fact that may influence the quotation of the security will be communicated to the CNMV in a brief amount of time, the treasury operation will be suspended, if possible, and, in all cases, ensure that the operations that may be performed are specifically justified by reasons other than taking advantage of the privileged information.

VI. COMMUNICATION OF INTEREST CONFLICTS

6.1. General principles of performance of people under interest conflicts

a) Independence

At all moments said people must act with loyalty to Antena 3 Group and to its shareholders, independently from their interests or of the interests of third parties.

b) Abstention

They must abstain from intervening or influencing on decision making that may affect people or entities with which the conflict exists.

c) Confidentiality

The people under a interests conflict situation will abstain from accessing information classified as confidential that affects said conflict.

6.2. Communication of conflicts

The members of the Board of Directors will be ruled by the regulations in this matter contained in the Regulations for the Board of Directors of Antena 3 Televisión, S.A.

The remaining Affected People must inform the Regulations Compliance Unit, as soon as possible, through an information technology system that Antena 3 Televisión, S.A. has established for such effects, of the given situations that potentially may develop into a interest conflict due to their activities outside Antena 3 Group, their family relationships, their personal patrimony or any other given reason, with:

a) Financial Intermediaries operating with Antena 3 Group.
b) Professional or Institutional Investors having a significant relations with Antena 3 Group.
c) Equipment or significant material suppliers.
d) Professional service providers or External Advisors, including those rendering legal, consulting or auditing services.

In case the information technology system is not available for any given reason, these communications may be performed by written document, via e – mail or

facsimile, according to the model included in **Annex II** to the Regulations Compliance Unit.

VII. REGULATIONS COMPLIANCE COMMITTEE AND UNIT

7.1. Regulations compliance committee

Creation: The Regulations Compliance Committee is created, and will be made up by the Financial Director, the Legal Advisor Director, the Human Resources Director, the Internal Auditing Director, and the Board of Directors' Secretary of Antena 3 de Televisiön, who will hold the Presidency of the Committee.

Functions: The Regulations Compliance Committee will have the following functions:

a) Promote the familiarization with these Regulations, and of the other conduct regulations of the Stock Market within the Company.

b) Interpret the norms contained in the Regulations and solve any doubts or questions that may arise form their application or content.

c) Determine the legal or financial operations that must be subject to the obligations herein established in section three.

d) Determine the people who, even though in first moment are not in the scope of application of the present Regulations, may be under its application in a given moment in a transitory manner, and inform the Regulations Compliance Unit of this fact.

e) Determine the securities, which will have the characteristic as Prohibited Securities and the Affected People who will be subject to the prohibition of operating with said securities, as well as the term in which said prohibition will be held.

f) Develop the procedures and regulations considered as necessary to improve the application of the present Regulations.

Information Obligations: The Regulations Compliance Committee must inform, at least every three months, and when it considers it necessary o is requested to, before the Audit and Control Commission of the adopted measures to promote

familiarization and ensure the compliance of the present Regulations, of its compliance degree and of the principal situations that have occurred.

7.2. Regulations Compliance Unit

Creation: The Regulations Compliance Unit is created, and will depend from the Board of Directors Secretary of Antena 3 Televisión, S.A.

The Compliance Unit will duly file the communications, notifications, and any other document related to the obligations contained in these Internal Conduct Regulations. The data of said file, will be subject to applicable legislation concerning personal data protection, and will be strictly confidential.

Functions:

a) Maintain the file of said communications referred to in the present Regulations.

b) Maintain a list of permanently Affected People by the present Regulations and an other list of people who are subject to said restriction in a transitory manner, pursuant to the present Regulations.

c) Maintain a list of Prohibited Securities and of Affected People in relation to said Securities according to the present Regulations.

d) Keep a documentary registry of all operations defined by the Regulations Compliance Committee as Confidential Operations and adopt all necessary measures to comply with the obligations herein established.

e) Promptly communicate to the people their affected condition, as well as the termination of said condition.

f) Present the doubts regarding the application of the present Regulations before he Regulations Compliance Committee for their solution.

g) The expressly established in the corresponding sections of the present Internal Conduct Regulations and any others appointed by the Regulations Compliance Committee.

7.3. Internal Auditing

The Internal Auditing Direction and, if there is not one, the Financial Direction will be responsible for the supervision of compliance of the obligations and procedures herein established, and other complementary regulations, present or future.

VIII. APPLICATION AND BREACH EFFECTS

8.1. Application

The present Internal Regulations on Conduct will be in force on the date the shares of Antena 3 Televisi6n , S.A. are admitted for quotation.

The Regulations Compliance Unit will inform the Affected People of such, to which each person must sign the document attached as **Annex III** of the present Regulations.

8.2. Breach Effects

The breach of the stated in the Internal Conduct Regulations will be considered as labor infraction pursuant to applicable law.

The aforementioned is understood without consideration of the infraction that may be derived from the Stock Market Law and of Civil or Criminal responsibility applicable in each case.

03 SEP 30 AM 7:21

Luis Abril and Juan Kindelán
are appointed members of the Board of Directors of ANTENA 3

Madrid, 18th January 2002

Summary:

The president of ADMIRA MEDIA, Luis Abril, and the president of ONDA CERO, Juan Kindelán, have both joined the Board of Directors of 3.
Luis Abril has also been appointed to the Executive Committee of ANTENA3.

03 SEP 30 AM 7:21

Javier Algarra is appointed News Executive Manager of ANTENA 3

Madrid, 22nd January 2002

Summary:

In hopes of achieving its goals for expansion, 3 has appointed Javier Algarra, formally of ONDA CERO, as the company's News Executive Manager. Javier Algarra was chosen for his ample experience in television and other audiovisual media. On two occasions, Algarra has won the award "la Atena de Oro" given out by the Federation of Radio and Television Professional Associations of Spain.

03 SEP 30 AM 7:21

Ignacio Castro is appointed new National Sales Manager of ANTENA 3

Madrid, 5th February 2002

Summary:

Ignacio Castro has been appointed new National Sales Manager of ANTENA 3. He will be replacing Pedro Marijuán, who has left ANTENA 3 to pursue other professional projects.

This is followed by a short biography of Ignacio Castro.

Incorporation of ANTENA 3 Red into IP-WEB.NET, the on line sales network of RTL Group

Madrid/ Luxemburg, 12th February 2002

Summary:

ANTENA 3 Red joins the RTL Group's on line sales network, IP-WEB.NET. The latter has thus been able to expand its activity in the Spanish market, and will now be present in nine European countries. The RTL group owns 17,24% of ANTENA 3, whose major shareholder is Admira group.

Representatives of both IP-WEB.NET and ANTENA 3 find the move to be an advantageous one.

The press release ends with a brief explanation of what ANTENA 3 Red has to offer as well as some of the web pages that can be found in its website *portfolio*.

The General Meeting of ANTENA 3
approves by majority the purchase of ONDA CERO

Madrid, 5th March 2002

Summary:

The Extraordinary General Shareholders' meeting, presided by Luis Blasco Bosqued, has approved the purchase of ONDA CERO RADIO for a total of 129 million euros.

With this acquisition, ANTENA 3 positions itself at the forefront of the media industry.

ANTENA 3 starts its broadcasts through Terrestrial Digital Technology

Madrid, 3rd April 2002

Summary:

Today, ANTENA 3 begins broadcasting via terrestrial digital technology as plan in the schedule for the development and implementation of the National Technical Plan for Terrestrial Digital Television.

ANTENA 3 will broadcast the same programming via terrestrial digital programming that it offered via analogue in order to facilitate audience adaptation.

The Minister of Science and Technology, Anna Birulés, was present at the inauguration of the digital broadcast.

ANTENA 3 and MORGAN STANLEY execute a co-operation agreement

Madrid, 12th April 2002

Summary:

ANTENA 3 and MORGAN STANLEY have signed a co-operation agreement. ANTENA 3 NEWS will be supplied with information in real time from financial markets, with the required fifteen-minute delay, thanks to the agreement.

The agreement was signed by Jorge Sanz, of MORGAN STANLEY, and Ernesto Sáenz de Buruaga, of ANTENA 3, at ANTENA 3 headquarters in Madrid.

The service will be available to users on a3n.tv.

ANTENA 3 will be able to use said information on various platforms, such as television, interactive television, internet, DSL, WAP and mobile phones.

ANTENA 3 acquires the free TV rights
on the 2002 World Soccer Championship matches of a general interest.

Madrid, 29th April 2002

Summary:

ANTENA 3 reached an agreement with VÍA DIGITAL for the acquisition of the open broadcasting rights of the 2002 World Soccer Championship, held in Korea and Japan.

ANTENA 3 is currently elaborating its June broadcasting grid, which will include live broadcasts and retransmissions of matches disputed by the Spanish selection as well as other matches of general interest.

VÍA DIGITAL is sole owner of World Soccer broadcasting rights in Spain for years 2002 and 2006.

Adolfo Lefort, Secretary General of Antena 3

Madrid, 16th May 2002

Summary:

Adolfo Lefort, who joined ANTENA 3 in 1998 as Managing Director of News, will now assume the function of Secretary-General of ANTENA 3. He will be replacing Jorge de Corral, who has been with the station ever since its founding in 1989.

Adolfo Lefort was born in Madrid in 1955 and has work in radio as well as in television.

Ernesto Sáenz de Buruaga is appointed new Managing Director for ANTENA 3

Madrid, 30th April 2002

Summary:

As proposed by its Chairman, Luis Blasco, the Board of Directors has appointed Ernesto Sáenz de Buruaga, the company's Managing Director.

Sáenz de Buruaga, previously the News General Manager at ANTENA 3, will be replacing Luis Velo.

Attached is Ernesto Sáenz e Buruaga's curriculum vitae.

ANTENA 3 and VÍA DIGITAL renew
the sponsorship agreement of the Málaga Festival up to 2007

Madrid, 2nd May 2002

Summary:

This morning, VÍA DIGITAL and ANTENA 3 have renewed their sponsorship of the Spanish Film Festival in Málaga for another five years. Both companies complete their support of the festival with the "Ópera Prima Prize for Cinematographic Projects", granted to new authors of cinematographic works.

The festival has been held annually since 1998, with support from VÍA DIGITAL and ANTENA 3 since 2000, in order to promote national cinema.

VÍA DIGITAL actively supports Spanish cinema as a matter of company policy. ANTENA 3 also actively promotes Spanish filmmaking and will celebrate this year the first anniversary of its own film production company, Enseuño Films (characterized by its support for young talent).

New appointments in ANTENA 3

Madrid, 10th May 2002

Summary:

ManagingDirector of ANTENA 3, Ernesto Sáenz de Buruaga, announces the following appointment to the channel's managing team:

Jesus Hermida will now occupy the position of Manager of ANTENA 3 TV.
Rafael Ortega has been appointed Managing Director of ANTENA 3 TV.
Javier Algarra has been appointed Manager of News Services.
José Ángel Rodero joins ANTENA 3 in the capacity of Content Manager.
Carmen Azúa has been appointed Manager of Institutional relations for ANTENA 3 TV.

J.J. Santos joins ANTENA 3 as Sports Manager.

Madrid, 13th May 2002

Summary:

The journalist and sports announcer, J.J. Santos, joins ANTENA 3 as its Sports Manager.

Santos was born in Madrid, and has ample experience in sports and broadcasting. He has won an "Atena de Oro", among other national prizes.

Adolfo Lefort, Secretary General of Antena 3

Madrid, 16th May 2002

Summary:

Adolfo Lefort, who joined ANTENA 3 in 1998 as Managing Director of News, will now assume the function of Secretary-General of ANTENA 3. He will be replacing Jorge de Corral, who has been with the station ever since its founding in 1989.

Adolfo Lefort was born in Madrid in 1955 and has work in radio as well as in television.

Press release informing about the strike called in the media of ADMIRA GROUP, ANTENA 3 and ONDA CERO

Madrid, 20th June 2002

Summary:

Today's strike, called for by the unions UGT and CC.OO., has had little impact on ANTENA 3 TV and ONDA CERO. As for ADMIRA GROUP's Television, the absentee rate was recorded at 6,10% of the total number of employees.

ANTENA 3 is providing ample information on the strike as well as the usual daily programming, which has been previously recorded. At ONDA CERO, the day is transpiring normally.

The General Meeting of ANTENA 3 agrees to distribute dividends for the first time in the history of the channel

Madrid, 24 June 2002

Summary:

An agreement was reached in the General Shareholder's Meeting of ANTENA 3, presided by Luis Blasco, to distribute 20 million euros in dividends to its shareholders. This is a first in the 14 years of the company's existence. ANTENA 3 made 636 million euros in sales and a net profit of 48 million euros.

Julio Sánchez, Programming Manager of ANTENA 3

Madrid, 30th July 2002

<u>Summary:</u>

Julio Sánchez is returning to ANTENA 3 as Programming Director after occupying a management position at TELEMADRID since 2001.

Julio Sánchez started his career in radio and previously worked at ANTENA 3 between 1994 and 2001.

Appointments in ANTENA 3

Madrid, 17th October 2002

Summary:

The Managing Directorn de ANTENA 3, Ernesto Sáenz de Buruaga, has appointed Cayetano González as new Institutional Relations Manager.

At ANTENA 3 current efforts to modernise its corporate image, as well as new projects in Strategy and Marketing, demand structural modifications. As a means of facing these new demands, Carmen Azúa has been named Director of Corporate Image and Communications.

Follows a brief biography of Cayetano González.

ANTENA 3 reaches an agreement with the NBA for the news coverage of the 2002/2003 season

Madrid, 23rd October 2002,

Summary:

An agreement was reached between ANTENA 3 and the NBA for the news coverage of the 2002/2003 season, which starts on the 29th October. ANTENA 3 has acquired the rights for regular season, play offs as well as the All Star Game, scheduled for the 9th February.

Spanish audiences will be able to follow the progression of Spanish players Pau Gasol, of the Memphis Grizzlies, and Raul López, of the Utah Jazz, on a daily basis.

ANTENA 3 is granted a syndicated loan for an amount of 230 million euros

Madrid, 28th October 2002

Summary:

ANTENA 3 has been granted a five year, 230 million euro, syndicated loan. JP MORGAN is acting as organising agent for an operation co-direct by itself, BANESTO and ING BANK.

The loan will serve to finance the full purchase of ONDA CERO RADIO by ANTENA 3 TELEVISIÓN.

Press release of ANTENA 3
(in connection with the complait filed by the Junta de Extremadura for not having broadcast its spot)

Madrid, 6th November 2002

Summary:

In response to today's communiqué by the Junta de Extremadura, ANTENA 3 TELEVISIÓN would like to clarify:

ANTENA 3 TELEVISIÓN has never vetoed any legally compliant commercial spot. Article 9.1 c) of the Television without Borders Law prohibits the broadcast of spots containing essentially political content, or intending to achieve objectives of that nature.

The Association for the Auto-regulation of Commercial Communications has manifested in writing its doubts as to the legality of the spot in question and declares that because the Junta de Extremadura is a public administration, the Association cannot decide upon the matter.

As, a result ANTENA 3 TELEVISIÓN submits the matter it a State regulator.

Carmen Gurruchage is appointed
Anchorwoman and Manager of "El Primer Café"

Madrid, 26th November 2002

Summary:

A regular collaborator on "El Primer Café", Carmen Gurruchaga will become the morning program's Manager and Host.

Carmen Gurruchaga was born in San Sebastian, she has worked in printed press and is the author of different books on terrorism.

ANTENA 3 announces results

20th February 2003

Summary:

The Board of Directors approved company accounts for the year 2002, year in which ANTENA 3 regained its position at the head of Spain's privately owned networks.

GROUP ANTENA 3 closed out the year with over 637 million euros in sales and an operating profit of over 43 million euros. Due to company restructuring and extraordinary costs, however, ANTENA 3 incurred a 30 million euro loss.

Francisco Díaz-Ujados, new Contents Manager for ANTENA 3

Madrid, 18th March 2003

Summary:

Francisco Díaz-Ujados has been appointed the new Contents Manager at ANTENA 3. Díaz-Ujados thus returns to the company, after heading the Programming department at GROUPO ÁRBOL. He will be replacing José Angel Rodero.

The Shareholders' General Meeting of ANTENA 3 approves the flotation of the company

Madrid, 28th April 2003

Summary:

The Extraordinary General Shareholders' Meeting, presided by Luis Blasco, has approved the flotation of the company, the becoming the first private radio and television holding to have recourse to the securities market.

ANTENA 3 competes in the sectors of radio and television for Spain, and broadcasts internationally to 18 countries throughout Latin America.

The GECA image Report characterises the network as the most valued privately owned television, ranking its programmes among the best.

**The Board of Directors of ANTENA 3
Appoints Mr. José Manuel Lara Bosch as Chairman
and Mr. Maurizio Carlotti as Managing Director.**

Madrid, 16th June 2003

Summary:

The Board of Directors appointed José Manuel Lara Bosch, Managing Director of GROUPO PLANETA, to the position of Chairman and Maurizio Carlotti as Managing Director.

The new Board of Directors, after the purchase of 25.1% of TELEFÓNICA by GROUPO PLANETA, will be composed by José Manuel Lara Bosch as Chairman, and Directors Marco Drago, Luis Blasco, José Creuheras, José Luis Díaz, Joan David Grima, Pedro Antonio Martín Marín, Ramón Mas, Pedro Ramón y Cajal, Eduardo Sanfrutos, Nicolas de Tavernost, Thomas Hesse and Maurizio Carlotti (Managing Director).

The until now Managing Director of ANTENA 3 TV, Ernesto Sáenz de Buruaga, has received an offer to remain in the company, where he would be given the responsibility for it information services.

Appointments at ANTENA 3

Madrid, 17th June 2003

Summary:

The Managing Director of ANTENA 3, Maurizio Carlotti, has made the following appointments with which he completes his management team:

Silvio González has been appointed the new general director of management for ANTENA 3.
Javier Bardají is the new television content manager for the network.
Giorgio Sbampato has been appointed central director of coordination.
Braulio Calleja assumes the position of central director of communication.

Javier González Ferrari is confirmed
as Executive Chairman of ONDA CERO RADIO

Madrid, 19th June 2003

Summary:

The General Manager of GROUP ANTENA 3, Maurizio Carlotti, has confirmed Javier González as Executive Chairman of ONDA CERO RADIO, second private radio channel in Spain. ONDA CERO initiates a new stage in its progression.

Explanatory note issued by the News Management of ANTENA 3
(related to the crisis of the Madrid Regional Parliament)

Madrid, 28th June 2003

Summary:

In respose to certain erroneous interpretations that been made concerning the interview given by Assemblyman Eduardo Tamayo to ANTENA 3 on the 10 June 2003, the station's News Management wishes to clarify the following points:

- The first images of Eduardo Tamayo were solicited almost two hours after events at the Parliament.
- The editor of News 1 asked National reporters to try and get the Assemblyman to agree to an interview, as he thought the Assemblyman to be the most news worthy figure of that day.
- Thanks to his contacts in Eduardo Tamayo's political party, Angel Manuel Alonso got the scoop.
- The interview was broadcasted live.
- The journalistic value of the interview was demonstrated by the fact other media's mobile units were mobilised to ANTENA 3 once they received confirmation that, indeed, ANTENA 3 had located the Assemblyman.
- Various media obtained interviews with Eduardo Tamayo on the 10th June.
- It is a lamentable thing to use a journalistic success as a means of defending contentions that have nothing to do with theprofessional activity of ANTENA 3's news services.

Ignacio Ayuso is appointed Secretary General of ANTENA 3

Madrid, 3rd July 2003

Summary:

Ignacio Ayuso, previously the general director of management at ONDA CERO, has been appointed Secretary General of ANTENA 3.

Ana Rosa Quintana renews her contract with ANTENA 3

Madrid, 4th July 2003

Summary:

Ana Rosa Quintana has renewed her contract for the next season of "Sabor A TI". The program will be in its fifth season.

COOOO ... 7:21

Gloria Lomana is appointed new News Manager of ANTENA 3

Madrid, 8th July 2003

Summary:

Journalist Gloria Lomana has been appointed News Manager at ATENA 3.

ATENA 3 thanks Eduardo Sáenz de Buruaga for the work he has done in the different managerial positions he has assumed these past five years. Sáenz de Buruaga will be leaving ATENA 3.

Explanatory note of ANTENA 3

Madrid, 16th July 2003

Summary:

ANTENA 3 would like to inform those television spectators who receive the channel through VÍA DIGITAL, that the new platform DIGITAL+ has cancelled the distribution of ANTENA 3's signal. ANTENA 3 would like to apologise for any inconvenience this may cause.

Shareholders' Extraordinary General Meeting of ANTENA 3

Madrid, 29th August 2003

Summary:

An agreement to modify company by-laws in order to better comply with the new regulations has been reach in the Extraordinary General Shareholders' Meeting of ANTENA 3. The modifications will allow for better transparency in view of being listed on the stock exchange.

Directora de la Asesoría Jurídica

Antena 3

03 OCT 27 AM 7:21

Tel.: 916 230 615/617
Fax: 916 230 925

Mr. Paul Dudek
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

22nd October, 2003

Dear Mr. Dudek:

Following our letter of date 29th September, please find attached a copy of the English version of the Listing Prospectus, registered by Spanish National Securities Market Commission, (*Comisión Nacional del Mercado de Valores* or "CNMV") with date 17th October 2003.

Truly yours,

Carmen Rodríguez
Deputy Secretary of the Board of Directors and
Legal Department Director

SPANISH LISTING PROSPECTUS

03 OCT 27 AM 7:21

Antena 3

LISTING OF ANTENA 3 DE TELEVISIÓN, S.A. SHARES ON THE SPANISH STOCK EXCHANGES

English language translation of the Spanish Folleto Informativo registered with the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores or "CNMV") on October 17, 2003.

This document is an unofficial English language translation of the Spanish *folleto informativo*, or listing prospectus which has been prepared by Antena 3 de Televisión ("Antena 3") and registered with the Spanish National Securities Market Commission (*Comisión Nacional del Mercado de Valores* or "CNMV") on October 17, 2003 (the "Listing Prospectus") in connection with the listing of the shares of Antena 3 on the Spanish stock exchanges.

This document is provided for information purposes only. No document other than the Spanish language Listing Prospectus, verified and registered with the CNMV shall have any legal effect or be relied upon. No person is authorized to give any information or to make any representation in connection with the listing of the shares of Antena 3 other than as contained in the Listing Prospectus and, if given or made, any information or representation not so contained must not be relied upon as having been authorized by or on behalf of Antena 3.

These materials do not constitute an offer to sell or a solicitation of an offer to buy Antena 3 shares in the United States or any other jurisdiction. If you are interested in making a transaction in securities of Antena 3, you should consult your own advisors, as well as information made public by Antena 3 with the relevant regulatory authorities and the Spanish stock exchanges, the primary trading market for Antena 3 securities.

The shares of Antena 3 have not been and will not be registered under the US Securities Act of 1933, as amended. Antena 3 has filed an application with the US Securities and Exchange Commission (the "SEC") pursuant to Rule 12g3-2(b) under the US Securities Exchange Act of 1934, as amended (the "Exchange Act"), for an exemption from the reporting requirements of Section 12(g) of the Exchange Act. Pursuant to the terms of such exemption, Antena 3 will furnish to the SEC certain information in accordance with Rule 12g3-2(b).

The distribution of these materials in certain jurisdictions may be restricted by law. Persons into whose possession these materials may come are required to inform themselves about and to observe any such restriction. These materials may not be used in connection with any offer to, or solicitation by, anyone in any jurisdiction or any circumstances where such offer or solicitation is not authorized or is unlawful.

0A

SPANISH LISTING PROSPECTUS

Antena 3

LISTING OF ANTENA 3 DE TELEVISIÓN, S.A. SHARES ON THE SPANISH STOCK EXCHANGES

English language translation of the Spanish Folleto Informativo registered with the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores or "CNMV") on October 17, 2003.

0B

This document is an unofficial English language translation of the Spanish *folleto informativo*, or listing prospectus which has been prepared by Antena 3 de Televisión ("Antena 3") and registered with the Spanish National Securities Market Commission (*Comisión Nacional del Mercado de Valores* or "CNMV") on October 17, 2003 (the "Listing Prospectus") in connection with the listing of the shares of Antena 3 on the Spanish stock exchanges.

This document is provided for information purposes only. No document other than the Spanish language Listing Prospectus, verified and registered with the CNMV shall have any legal effect or be relied upon. No person is authorized to give any information or to make any representation in connection with the listing of the shares of Antena 3 other than as contained in the Listing Prospectus and, if given or made, any information or representation not so contained must not be relied upon as having been authorized by or on behalf of Antena 3.

These materials do not constitute an offer to sell or a solicitation of an offer to buy Antena 3 shares in the United States or any other jurisdiction. If you are interested in making a transaction in securities of Antena 3, you should consult your own advisors, as well as information made public by Antena 3 with the relevant regulatory authorities and the Spanish stock exchanges, the primary trading market for Antena 3 securities.

The shares of Antena 3 have not been and will not be registered under the US Securities Act of 1933, as amended. Antena 3 has filed an application with the US Securities and Exchange Commission (the "SEC") pursuant to Rule 12g3-2(b) under the US Securities Exchange Act of 1934, as amended (the "Exchange Act"), for an exemption from the reporting requirements of Section 12(g) of the Exchange Act. Pursuant to the terms of such exemption, Antena 3 will furnish to the SEC certain information in accordance with Rule 12g3-2(b).

The distribution of these materials in certain jurisdictions may be restricted by law. Persons into whose possession these materials may come are required to inform themselves about and to observe any such restriction. These materials may not be used in connection with any offer to, or solicitation by, anyone in any jurisdiction or any circumstances where such offer or solicitation is not authorized or is unlawful.

0C

CHAPTER 0

SIGNIFICANT CIRCUMSTANCES TO BE CONSIDERED

IN RELATION TO THE ADMISSION TO TRADING REQUESTED

CONTENTS

CHAPTER 0

SIGNIFICANT CIRCUMSTANCES TO BE CONSIDERED

IN RELATION TO THE REQUESTED ADMISSION TO LISTING

The main circumstances that are described below, inter alia and without prejudice to the remaining information contained in this Prospectus, should be taken into account in order to understand the operation consisting in the admission to listing on the Spanish stock exchanges of all the shares of ANTENA 3 de Televisión, S.A.

0.1 IDENTIFICATION OF THE ISSUING ENTITY

The Issuer which requires admission to trade their shares is ANTENA 3 de Televisión, S.A. ("ANTENA 3 TELEVISIÓN"), which was incorporated on June 7, 1988, and has its registered office in San Sebastián de los Reyes, Madrid, Avenida de la Isla Graciosa nº 13. The Company's taxpayer identification number is CIF A-78839271 and it is registered at the Madrid Mercantile Registry in Volume 8788, Sheet 125, Page 71592-3, Registration no. 1.

At the date of registration of this Prospectus the capital stock of ANTENA 3 TELEVISIÓN, which was fully subscribed and paid and amounted to ONE HUNDRED AND SIXTY-SIX MILLION SIX HUNDRED AND SIXTY-EIGHT THOUSAND EUROS (€166,668,000), consisted of FIFTY-FIVE MILLION, FIVE HUNDRED AND FIFY-SIX THOUSAND (55,556,000) shares of THREE EUROS (€3) par value each, all of the same class and series and conferring identical rights and obligations on their holders. The shares of ANTENA 3 TELEVISIÓN do not confer any additional benefit.

ANTENA 3 TELEVISIÓN submitted a bid in the public call for tenders launched pursuant to Private Television Law 10/1988 and was awarded a concession for the indirect management of the public television service. This concession was awarded for a 10-year period by a resolution of the Spanish Council of Ministers dated August 25, 1989. It has been renewed for a further 10-year period by another resolution of the Spanish Council of Ministers dated March 10, 2000.

0.2 CONSIDERATIONS ON THE SHAREHOLDER STRUCTURE OF ANTENA 3 TELEVISIÓN

At the date of registration of this Prospectus, Telefónica, S.A., Planeta Coporaración, S.R.L. (through the company Kort Geding, S.L.), Banco Santander Central Hispano, S.A. (directly and through Macame, S.A.) and RTL Group, S.A. (through the company RTL Group Communication, S.L.) are the only companies with a significant stake in the capital stock of ANTENA 3 TELEVISIÓN.

The main shareholders of ANTENA 3 TELEVISIÓN and the percentage of ownership of each one are as follows as off the date of registration of this ProspectusIn addition, below there isa different table with the share distribution of the main shareholders once the isting has been completed.

Shareholder	Nº of direct shares	Nº of indirect shares	Total Nº of shares	% capital stock
TELEFÓNICA, S.A	18,964.50	-	18,964,650	34.14%
Planeta Corporación, S.R.L.	-	15,333,456 (through Kort Gedding, S.R.L.)	15,333,456	27.60%
RTL GROUP, S.A.	-	9,593,125 (through RTL Group Communications, S.R.L.	9,593,125	17.27%
BSCH	3,161,000	5,720,100 (through MACAME, S.A.)	8,881,100	15.99%
OTHER SHAREHOLDERS	2,783,669	-	2,783,669	5%
TOTAL	24,909,319	30,646,681	55,556,000	100%

As the date of listing and once the distribution of 30% of ANTENA 3 TELEVISION capital stock among TELEFONICA S.A. shareholders has been completed, the shareholder composition will be as follows (not

taking in account the possible acquisition of ANTENA 3 TELEVISION shares that TELEFONICA S.A might undertake to liquidate the shares fractions):

Shareholder	Nº of direct shares	Nº of indirect shares	Total Nº of shares	% capital stock
Planeta Corporación, S.R.L.	-	15,333,456 (through Kort Gedding, S.R.L.)	15,333,456	27.60%
RTL GROUP, S.A.	-	9,593,125 (through RTL Group Communications, S.R.L.	9,593,125	17.27%
BSCH	3,161,000	5,720,100 (through MACAME, S.A.)	8,881,100	15.99%
TELEFÓNICA, S.A	2,297,850	-	2,297,850	4.14%
OTHER SHAREHOLDERS	19,450,469	-	19,450,469	35%
TOTAL	24,909,319	30,646,681	55,556,000	100%

Once that ANTENA 3 TELEVISION shares has been admitted to listing, any Company will have the right to control ANTENA 3 TELEVISION in the sense of the article 4 of the Securities Market Law.

The Shareholders' Meeting of TELEFÓNICA, S.A. held on April 11, 2003 resolved to distribute among its shareholders, in kind, the Additional share premium Reserve through the delivery of shares representing up to 30% of the capital stock of ANTENA 3 TELEVISION. On September 24, 2003, the Board of Directors' Meeting of TELEFÓNICA, S.A., with the authorization of the aforementioned Shareholders' Meeting, resolved to set at 30% the percentage to be distributed among the shareholders. Accordingly, once the shares of ANTENA 3 TELEVISIÓN have been distributed among the shareholders of TELEFÓNICA, TELEFÓNICA shall have a maximum stake of 4.14% in the capital stock of ANTENA 3 TELEVISIÓN. Chapter III of this Prospectus refers to TELEFÓNICA, S.A.'s situation regarding the limitations imposed upon it as a shareholder of two concession-holder companies of the Spanish state television service (Sogecable, S.A. and ANTENA 3 TELEVISIÓN).

The other shareholders of ANTENA 3 TELEVISIÓN have stakes of less than 3% in the capital stock.

At the date of presentation of this Prospectus the main shareholders of ANTENA 3 TELEVISIÓN have entered into certain shareholders' agreements (between Kort Geding Planeta Corporation S.L. and Banco Santander Central Hispano and between Kort Geding and RTL Group Communications), which are summarized in Chapter VI of this Prospectus and of which the CNMV has been notified. Pursuant to Article 112 of the Securities Market Law, these agreements must be filed with the Madrid Mercantile Registry.

Taking into account the agreements reached between the main shareholders (described in Chapter IV), and for the purposes of Article 2.1 of Royal Decree 1197/1991 It's considered that any of the agreements described in Chapter VI does not constitute a collusion dated July 26 regarding a public tender offer for the purposes of legislation on public share purchase offers.

0.3 CONSIDERATIONS ON ADMISSION TO TRADING AND PRICE FORMATION

The Shareholders' Meeting and Board of Directors' Meeting of ANTENA 3 TELEVISIÓN on April 28, 2003, and July 29, 2003, respectively, resolved to request the admission to trading of all the shares of ANTENA 3 TELEVISIÓN on the Madrid, Barcelona, Bilbao and Valencia stock exchanges, and their inclusion in the Spanish computerized trading system (continuous market).

The capital stock of ANTENA 3 TELEVISIÓN under the application for the admission to listing cons ists of 55,556,000 registered shares of €3 par value each, all of the same class and series.

In view of the nature of the transaction referred to in this Prospectus (the admission to listing of shares without a prior public offering for the sale or subscription of shares), there is no flotation price and, accordingly, from the outset it will be the market that will determine the share price through adjustment of the offer of and demand for securities.

In this sense, Circular 1/2001 dated May 10 of the Spanish Stock Exchange Company on the rules governing the operation of the Spanish computerized trading system establishes that when a security is included in the Spanish computerized trading system without previously being listed on national stock exchanges, the reference price will be taken to be that relating to certain purchase or demand positions. If difficulties arise in relation to price formation, the reference price can be based on other parameters, with due notification to the CNMV ("Comision Nacional del Mercado de Valores"). For the listing of shares of ANTENA 3 TELEVISIÓN, the Spanish Stock Exchange Company, according to the prvisions of the above-mentioned Circular, has fixed a reference price per share of 25,20 euros, The opening public auction will be based on such price, in the way described in the above-mentioned circular and Chapter II of this Prospectus.

Prior to the resolutions adopted by the Shareholders' Meeting of ANTENA 3 TELEVISIÓN for the admission to trading of its shares, the transfer of these shares was subject to certain restrictions.

For information purposes, below are details of threee different valuations of the Company's shares of which the Company had knowledge, on the occasion of a purchase and distribution of shares carried out prior to the admission to listing of ANTENA 3 TELEVISIÓN's shares:

- The sale by TELEFÓNICA, S.A. to Kort Geding, S.L. of 25.1% of the company. For the purpose of this sale, the Company was valued at €1,450 million, which resulted in a price of €26.10 per share (bearing in mind that pursuant to a resolution of ANTENA 3 TELEVISIÓN's Shareholders' Meeting the par value of the shares was increased from €1 each to €3 each).

- The Board of Directors of TELEFÓNICA, S.A. based its valuation of the portion of the Additional-Paid-in Capital Reserve to be distributed among its shareholders on the book value of ANTENA 3 TELEVISIÓN's shares (€420,003,360). Accordingly, the whole of the Company's capital stock was valued at €1,400 million (€25.20 per share).

- On September 16, 2003, Kort Geding S.L. acquired from Macame S.A. (subsidiary of Grupo Santander Central Hispano) 2.5% of Antena 3 Television stock. This was done exercising a purchase option granted by Banco Santander Central Hispano S.A.. The price of the afore-mentioned acquisition was 3,000 thousand Euros, which gives a price per share of approximately 21.60 Euros. This price may be subject to an adjustment in such case as the seller decides to acquire ANTENA 3 TELEVISION shares during the 135 days following the admission to trade. This adjustment will refer to the higher price that the seller should in any case pay to buy an equal number of shares in the market during the aforementioned 135-day period.

It should be noted in relation to the above that the valuation methods used in these transactions are not necessarily the same as those generally used in a secondary securities market such as the stock exchanges to which admission to trading has been requested.

0.4 RISK FACTORS

ANTENA 3 TELEVISIÓN carries out its ordinary business activities in accordance with the principles of prudence and professionalism governing the conduct of business of any corporate group. However, there are certain specific risks that, if they arose on an extraordinary basis, could adversely affect the Group's business lines.

1. Business Plan

In April 2003 TELEFONICA sold 25.10% of ANTENA 3 capital stock to Kort Geding (Grupo Planeta). As a result of the entrance of new shareholders in the group, the Board of Directors and Managing Committee has been changed. As date of today, the new managing team has started designing a new structure for the group that will affect the group strategy, cost controls, and labor force restructure. Nevertheless, as of date of registration of this Prospectus, the Board of Directors hasn't approved the Business plan. The commitment to approve a Business Plan for the forthcoming years before year-end already exists. As soon as this Business plan is approved, its content will be promptly communicated as Relevant Notice ("Hecho relevante"), as well as the variances, if appropriate, in relation with the information given in the present prospectus.

2. Risk factors relating to the operations of the ANTENA 3 Group

- **Special legal regime**

According to the current legal regime TELEFÓNICA, S.A. cannot hold a participation in the capital stock of two television concession-holder companies (ANTENA 3 TELEVISIÓN and Sogecable, S.A.).Taking in account the special situation of Sogecable S.A:, a resolution of the Council of the Ministers Cabinet dated 29 November 2002 resolves that Sogecable S.A. and its shareholders must fulfill the obligation of participating in the stock or more than one Public sector license-holder for 1 year since the validation of the resolution .This deadline applys to TELEFONICA S.A. since the date of the aforementioned resolution, consequently, TELEFÓNICA, S.A. resolved to make a distribution in kind among its shareholders in the form of shares of ANTENA 3 TELEVISIÓN representing 30% of its capital stock. Until November 29, 2003 TELEFÓNICA, S.A. must fulfill the obligation to not hold participation in ANTENA 3 TELEVISIÓN capital stock. Failure to fulfill the above-mentioned condition, according to the Private Television Law when it is done by a majority shareholder, may cause termination of the concession, unless, in a month term since the concession-holder company has received notice from the Spanish administration, the concession-holder company amends such default.

When the failure is committed by a non-majority shareholder, or by shareholders that don't have control over the company, the infraction would be still consider as a very serious failure. The sanctions deriving from this behavior are contemplated in the article 25 of the Private Television Law and they might be fines, temporal cancellation of broadcasting, or the extinction of the concession.

ANTENA 3 TELEVISIÓN's concession was renewed on March 10, 2000, for a 10-year period from April 3, 2000. The revocation or non-renewal of the concession would have a material adverse effect on the financial conditions and results of the Group's operations. At the date of this Prospectus, the Company cannot assure futures renewals of the above-mentioned concession.

On the other hand, the revocation or non-renewal of the concessions held by UNIPREX or other subsidiaries would have a material adverse effect on the financial conditions and results of the ANTENA 3 Group's operations. At the date of this Prospectus, the Company cannot assure futures renewals of all of its concessions.

- **Income concentration. Nature of the advertising industry in Spain.**

Approximately 87% of the revenues of the ANTENA 3 Group relate to advertising sales. Consequently, its revenues are directly related to the evolution of the advertising industry. In this connection, it should be noted that the Spanish advertising market has historically been cyclical in nature, increasing in periods of general economic growth and decreasing in periods of recession. This cyclical factor, which has more effect on national than local advertising, exposes the Group to the crises of the advertising industry in general, which would affect the Group's financial situation and results of operations. To this respect, advertising investment has developed as follows in recent years: in 2000 advertising investment rose by 10.8%, in 2001 and 2002 it decreased by 5.5% and 1.2% respectively, and during the first semester of 2003 it increased by 1.3% (source: Infoadex)

Additionally, advertisement income is very closely related to the audience levels that the programmes of Antena 3 Group may reach on Television or radio. If one can't acquire or retain higher audience levels, the income, and consequently the group's results, may be adversely affected.

One of the main characteristics of television is the cyclical nature of publicity investments. During the second and fourth quarters, the greatest publicity investment is made (55.2% on Television and 52.1% on radio of the annual total), whilst in the first and third quarters this investment is reduced correspondingly. A significant decrease in publicity investment during the high-investment quarters could have a significant impact in the results of the Society.

On the other hand, 80% of ANTENA 3 Group income comes from television. In the accounting year between 2000 and 2002, the audience share of ANTENA 3 TELEVISION has fallen 1.3 percentage points, whilst their market share has fallen 2.4 percentage points and the EBITDA margin has dropped from 31.8% to 9.9%. Although this audience and market share retain

significant levels, it is impossible to guarantee that they will remain the same or improve and consequently, this may again impact negatively on the Group's results.

- **Rapidity of technological changes.**

The media are experiencing rapid technological development leading to changes in standards in the industry and in customers' demands, requiring the constant launching or development of new products. The ANTENA 3 Group must adapt swiftly to these technological changes if it is to compete effectively. The Group companies may have to devote a significant part of their management and financial resources to adapting to these challenges. The changes may create new competitors in several of the Group's business lines and offer current competitors the opportunity of increasing their market share to the detriment of the Group companies. The ANTENA 3 Group's failure to adapt effectively to technological developments could adversely affect its business, financial situation and results of operations.

- **Competition**

Antena 3 Group is faced by increasing numbers of competitors in the markets in which it operates (local televisions, cable operators, digital platforms, etc.). An competitors increase could reduce ANTENA 3 Group market share, or reduce the income generated through advertisement sales.

In respect of television market offering will foreseeable be increased at autonomous community level and reorganized at local level.

The audience share of other types of television, distinct from generalist open television, has risen from 6.9% in 2000 9.5% 2002. In general, these types of television get their income through their subscribers or via local market publicity and as such they do not compete directly in income. An accelerated development of this trend in audience share could affect the results of the Group.

Lastly, the emergence and development of new communication media, such as the Internet, might lead to a reduction in the Antena 3 Group's television and radio audiences, causing a fall in advertising revenues which might have an adverse effect on the Company's results.

- **Earnings of television, radio and other activities**

In 2002 UNIPREX incurred losses before taxes of €23,982 thousand. Additionally, as disclosed by its consolidated financial statements as of June 30, 2003, the ANTENA 3 Group incurred losses of €98,848 thousand. As a result, inter alia, of the activities involved in Antena 3 Group's restructuring of business lines, the television, radio and other business lines whose success it is impossible to guarantee might not give rise to income in the coming years.

- **Dependence on suppliers for the provision of the radio and television service**

In order to provide the public television and radio service offered by it, the ANTENA 3 Group, like the other public television and radio operators, requires technological infrastructures and systems owned by third parties. Noteworthy in this connection is the service provided by RETEVISIÓN I, S.A. as a support carrier and broadcaster of the televsion signal. Accordingly, any failure in the services provided by these suppliers could lead to an interruption of the services, which would have an adverse affect on the ANTENA 3 Group's business operations.

- **Supply of television and radio content**

The publicity income obtained through television and radio, as has already been mentioned, has a very close relationship with audience share. This audience is sustained by the programmes. The success of these programmes is related to access to the content of these programmes (rights to broadcast and contents) and to the artists and performers that participate in those programmes (announcers and presenters have a special importance in radio). Lack of programs or rights or agreements with communicators or artists would have a knock-on effect to the success of the programmes, which in turn might affect the earnings of ANTENA 3 Group.

In addition, the costs relating to the consideration that must be paid to the content suppliers for programs could go up and could subsequently have a significant adverse affect on the Group's financial results.

- **Cost reduction**

One of the main objectives of the new management of ANTENA 3 TELEVISIÓN is cost reduction. Cost reduction plans may cause, on a firth stage, an increase of costs. In this regard, the company has proceeded to create an endowment for extraordinary provisions that has negatively affected first semester earnings of 2003. The extraordinary negative results amount to 174,8 million euros. The objective of the new management team is to reduce costs in aproximatly 6% for the year 2004. Should the cost reduction measures not lead to the desired result; this might affect the conditions and financial results of the Group's operations.

- **Labor force restructuring**

On September 4, 2003, ANTENA 3 TELEVISIÓN submitted to the workers' representatives and the Directorate-General of Employment a Labor Force Restructuring Plan for the termination of 390 jobs, which is in the consultation phase as of the date of registration of this Prospectus and therefore it is not possible to ascertain the total final cost of the Plan and its final impact on the financial statements of ANTENA 3 TELEVISIÓN. Nevertheless, the company has estimated the cost of the above, creating an endowment for an appropriate provision as of June 30, 2003.

The planned restructuring of the labor force has in the past and may in the future give rise to further employee terminations, or to strikes or disputes with employees that might affect the ANTENA 3 Group's financial situation.

- **Litigation**

At the date of registration of this Prospectus certain lawsuits had been filed against ANTENA 3 TELEVISIÓN and certain Group companies, some of which are detailed in section IV.5.4 below. Since this litigation is still in process, ANTENA 3 TELEVISIÓN cannot definitely foresee the outcome thereof, and is unable to evaluate the consequences of the possible enforcement of a court decision or arbitral award the possible content of which is as yet unknown. As of June 30, 2003, ANTENA 3 TELEVISÓN had recorded a provision of €30,878,477.20 for litigation and arbitration expenses and for contingencies. An outcome of any of the proceedings described in Chapter IV unfavorable to the interests of the ANTENA 3 Group companies might have a significantly adverse impact on the Group's financial situation.

- **Main shareholders of ANTENA 3 TELEVISIÓN**

After distribution by Telefónica S.A. of the additional paid-in capital among its shareholders, the Company's main shareholders will be Kort Geding with 27.60% (some of the ANTENA 3 TELEVISIÓN shares owned by Kort Geding have been pledged to a financial institution as security for the loan granted for the acquisition of the shares; the related voting rights are held by Kort Geding), the Santander Central Hispano Group with 15.99% and RTL Group Communications S.L.U with 17.27%. These shareholders, with which there are certain agreements described in Chapter VI (one between Kort Geding, Planeta Corporation S.P.L. and Banco Santander Central Hispano and another between Kort Geding and RTL Group Communication). The company directors designated individually by the aforementioned shareholders constitute a mayority of the Board of Directors and may have considerable influence in the Company's management and decision-making, as regards both the decisions to be adopted by the Shareholders' Meeting (dividends, changes in capital stock, appointment of directors, amendment of bylaws, mergers and other important company transactions) and those adopted by the Board of Directors. In addition, it is not currently possible to foresee whether there will be any conflicts of interest among the shareholders that might have an adverse effect on the Company's results.

3. Risk factors relating to shares

- **Market for the shares**

ANTENA 3 TELEVISIÓN's shares have not been formerly traded on any securities market and, accordingly, the Company cannot be sure that its shares will be listed at a price equal to or similar to the flotation price. There are no guarantees regarding the volume of trading to be reached by the shares or their effective liquidity.

- **Price of the shares as a result of future sales**

The market price of the shares might be adversely affected as a result of numerous transfers of shares after admission to listing, or by the perception that such transfers might be carried out as a result of the distribution among the shareholders of TELEFÓNICA, S.A. of 30% of the capital stock of ANTENA 3 TELEVISIÓN. In addition, the market price of the shares may be adversely affected as a result of share trading by a significant shareholder.

The Company significant shareholders has made public the following information relating to the intention of remaining in the Company, and the intention of increasing their stake in the Company.

Kort Geding has stated that they are willing to increase their stake in the Company in light of providing a stronger shareholder structure to it. However, the timetable or the conditions that might apply to such increase, haven't been decided yet. In any case, any increase of the stake will be carried out in compliance with securities market regulations.

RTL Group hasn't expressed publicly their intentions over a potential increase of their stake in the Company, or the compromise to keep the shares for a long period, further to what it is stated in the contract agreed with Planeta and Kort Geding

Banco Santander Central Hispano hasn't expressed publicly their intentions over a potential increase of their stake in the Company, or the compromise to keep the shares for a long period, further to what it is stated in the contract agreed with Planeta and Kort Geding.

Regarding TELEFONICA S.A, and as mentioned in this Prospectus, the company will distribute away its shareholders allocate an additional premium share reserve to its shareholders, as a distribution in kind, by delivering shares representing 30% of the capital stock of ANTENA 3 TELEVISIÓN. TELEFONICA S.A. keeps the ownership or the remaining 4.13%, and of the fraction shares that derives from the application of the exchange ratio. As of November 29,2003 TELEFONICA S.A. will not be able to hold the ownership of shares of ANTENA 3 TELEVISION due to legal requirements, hence, TELEFONICA S.A. has stated that it will act accordingly, getting involved in appropriate financing transactions such a selling the shares directly on the market (if demand allows), or keep an economic exposure to share price variation.

It's not expected that any Company would undertake stabilizing activities.

CHAPTER I

PERSONS ASSUMING RESPONSIBILITY FOR THE CONTENTS OF THE PROSPECTUS AND SUPERVISORY AGENCIES FOR THE PROSPECTUS CONTENTS

I.1 PERSONS ASSUMING RESPONSIBILITY FOR THE CONTENTS OF THE PROSPECTUS

I.2 SUPERVISORY AGENCIES

I.3 VERIFICATION AND AUDIT OF THE FINANCIAL STATEMENTS

CHAPTER I

PERSONS ASSUMING RESPONSIBILITY FOR THE CONTENTS OF THE PROSPECTUS AND SUPERVISORY AGENCIES FOR THE PROSPECTUS

I.1 PERSONS ASSUMING RESPONSIBILITY FOR THE CONTENTS OF THE PROSPECTUS

Maurizio Carlotti, holder of Italian passport no. 673591-W, as Managing Director of ANTENA 3 DE TELEVISIÓN, S.A. ("ANTENA 3 TELEVISIÓN" or the "Company") domiciled in San Sebastián de los Reyes, at Avenida Isla Graciosa 13, Madrid, with Employer Identification Number A-78839271, and holding a special authority for these purposes, assumes, for and on behalf of ANTENA 3 TELEVISIÓN, responsibility for this Prospectus and for all of the **Exhibits,** and confirms that their contents are true and that no material information has been omitted or leads to error.

I.2 SUPERVISORY AGENCIES

I.2.1

This full prospectus ("Prospectus") was registered in the official registers of the Spanish National Securities Market Commission (the "CNMV") on October 17, 2003 and relates to the admission of all the shares of ANTENA 3 TELEVISIÓN to listing on the Madrid, Barcelona, Valencia and Bilbao Stock Exchanges and to their inclusion in the Unified Computerized Trading System.

Registration of this Prospectus by the CNMV does not imply any recommendation to buy the securities referred to in this Prospectus, or any representation as to the solvency of the issuer or the return on the securities issued or offered.

I.2.2

Admission to listing of the shares of the Company referred to in this Prospectus does not require a prior administrative authorization or ruling other than verification and registration of the Prospectus with the CNMV.

I.3 VERIFICATION AND AUDIT OF THE FINANCIAL STATEMENTS

The financial statements of ANTENA 3 TELEVISIÓN and the consolidated financial statements of ANTENA 3 TELEVISIÓN and Subsidiaries comprising the balance sheets as of December 31, 2002, and the related statements of operations and notes to financial statements for the year then ended were audited by Deloitte & Touche España, S.L., with Employer Identification Number B-79104469, *registered office in Madrid, at calle Raimundo Fernández Villaverde 65 and registered in the Official* Auditors' Register (ROAC) under number S-0692.

The financial statements of ANTENA 3 TELEVISIÓN and the consolidated financial statements of ANTENA 3 TELEVISIÓN and Subsidiaries comprising the balance sheets as of December 31, 2001 and 2000, and the related statements of operations and notes to financial statements for the years then ended were audited by Arthur Andersen y Cía., S. Com., with Employer Identification Number D 79104469, which changed its name to Deloitte & Touche España, S.L.. on October 18, 2002. The auditors issued unqualified opinions on the financial statements referred to above.

The aforementioned audit firm issued auditors' reports on the interim individual and consolidated financial statements for the six-month period ended June 30, 2003 comprising the balance sheet as of June 30, 2003, and the related statement of operations for the six-month period ended June 30, 2003. Following is a literal transcription of the contents of these auditors' reports, which gave rise to the qualifications reflected therein:

a) Auditors' report on the individual interim financial statements as of June 30, 2003:

"To the Board of Directors of ANTENA 3 DE TELEVISIÓN, S.A.:

1. *We have audited the interim financial statements of ANTENA 3 DE TELEVISIÓN, S.A. as of June 30, 2003, comprising the balance sheet as of June 30, 2003, and the related statement of operations and notes to financial statements for the six-month period ended June 30, 2003. The preparation of these financial statements is the responsibility of the Company's directors. Our responsibility is to express an opinion on the financial statements taken as a whole based on our audit work performed in accordance with generally accepted auditing standards, which require examination, by means of selective tests, of the documentation supporting the financial statements and evaluation of their presentation, of the accounting principles applied and of the estimates made.*

2. *For comparison purposes the directors present, in addition to the figures for the six-month period ended June 30, 2003, for each item in the balance sheet and statement of operations, the figures for 2002. Our opinion refers only to the interim financial statements as of June 30, 2003. Our auditors' report dated February 21, 2003, on the 2002 financial statements contained an unqualified opinion.*

3. *As indicated in Notes 3-d and 6 to the financial statements referred to above, the Company has controlling interests in several companies and prepared separate interim consolidated financial statements as of June 30, 2003, on which we issued our auditors' report on August 30, containing a qualified opinion. The effect of consolidation, which was performed on the basis of the accounting records of the companies composing the Group, with respect to the individual financial statements referred to above, is described in Note 3-d.*

4. *As a result of the resolutions adopted by the Board of Directors based on its estimates and on the analysis performed of program rights inventories and commitments, as indicated in Note 7, the Company decided to record a provision of €101 million with a charge to the "Extraordinary Expenses" caption in the statement of operations for the six-month period ended June 30, 2003.*

5. *UNIPREX, S.A., a wholly-owned subsidiary of ANTENA 3 DE TELEVISIÓN, S.A. (through PUBLICIDAD 3, S.A), entered into an association agreement with the Radio Blanca Group on July 27, 2001. In relation to this contract, in May 2003 arbitration proceedings were initiated by UNIPREX, S.A regarding the interpretation of certain aspects of the content of the contract and by the Radio Blanca Group for breach of contract, the right to request the termination of the contract and the payment by UNIPREX, S.A of the contractually stipulated amounts, in addition to the damage and losses caused (see Note 15-b).*

   As of the date of this report it was not possible to objectively evaluate the possible impact on the interim financial statements referred to above of the final outcome of the arbitration proceedings, for which the Company, based on the opinions of its legal advisers, did not record any provision on the liability side of its balance sheet as of June 30, 2003.

6. *In our opinion, except for the effects of any adjustment that might be required if the final outcome of the uncertainty described in paragraph 5 above were known, the interim financial statements referred to above present, in all material respects, a true and fair view of the net worth and financial position of ANTENA 3 DE TELEVISIÓN, S.A. as of June 30, 2003, and of the results of its operations and of the funds obtained and applied by it in the six-month period then ended, and contain the required information, sufficient for their proper interpretation and comprehension, in conformity with generally accepted accounting principles and standards applied on a basis consistent with that of the preceding year.*

DELOITTE & TOUCHE ESPAÑA, S.L.
Registered in ROAC under no. S0692

Manuel Terme
August 30, 2003"

b) Auditors' report on the consolidated interim financial statements as of June 30, 2003:

"To the Board of Directors of
ANTENA 3 DE TELEVISIÓN, S.A.

1. *We have audited the interim consolidated financial statements of ANTENA 3 DE TELEVISIÓN, S.A. AND SUBSIDIARIES as of June 30, 2003, comprising the consolidated balance sheet as of June 30, 2003, and the related consolidated statement of operations and notes to consolidated financial statements for the six-month period ended June 30, 2003. The preparation of these consolidated financial statements is the responsibility of the Parent Company's directors. Our responsibility is to express an opinion on the consolidated financial statements taken as a whole based on our audit work performed in accordance with generally accepted auditing standards, which require examination, by means of selective tests, of the documentation supporting the consolidated financial statements and evaluation of their presentation, of the accounting principles applied and of the estimates made.*

2. *For comparison purposes the directors present, in addition to the figures for the six-month period ended June 30, 2003, for each item in the consolidated balance sheet and consolidated statement of operations, the figures for 2002. Our opinion refers only to the interim consolidated financial statements as of June 30, 2003. Our auditors' report dated February 21, 2003, on the 2002 consolidated financial statements contained an unqualified opinion.*

3. *As a result of the resolutions adopted by the Parent Company's Board of Directors based on its estimates and on the analysis performed of program rights inventories and commitments, as indicated in Note 9, the Company decided to record a provision of €101 million with a charge to the "Extraordinary Expenses" caption in the statement of operations for the six-month period ended June 30, 2003.*

4. *UNIPREX, S.A., a Group company indirectly wholly-owned by the Parent Company, entered into an association agreement with the Radio Blanca Group on July 27, 2001. In relation to this contract, in May 2003 arbitration proceedings were initiated by UNIPREX, S.A regarding the interpretation of certain aspects of the content of the contract and by the Radio Blanca Group for breach of contract, the right to request the termination of the contract and the payment by UNIPREX, S.A of the contractually stipulated amounts, in addition to the damage and losses caused (see Note 18-b).*

   As of the date of this report it was not possible to objectively evaluate the possible impact on the interim consolidated financial statements referred to above of the final outcome of the arbitration proceedings, for which the Group, based on the opinions of its legal advisers, did not record any provision on the liability side of its consolidated balance sheet as of June 30, 2003.

5. *In our opinion, except for the effects of any adjustment that might be required if the final outcome of the uncertainty described in paragraph 4 above were known, the interim consolidated financial statements referred to above present, in all material respects, a true and fair view of the net worth and financial position of ANTENA 3 DE TELEVISIÓN, S.A. AND SUBSIDIARIES as of June 30, 2003, and of the results of their operations in the six-month period then ended, and contain the required information, sufficient for their proper interpretation and comprehension, in conformity with generally accepted accounting principles and standards applied on a basis consistent with that of the preceding year.*

DELOITTE & TOUCHE ESPAÑA, S.L.
Registered in ROAC under no. S0692

Manuel Terme
August 30, 2003"

The following documents are attached to this Prospectus as **Exhibit 1:**

- The 2002 financial statements of ANTENA 3 TELEVISIÓN and the related Management Report and Auditors' Report.

- The 2002 consolidated financial statements of ANTENA 3 TELEVISIÓN and Subsidiaries and the related Management Report and Auditors' Report.

- The financial statements of ANTENA 3 TELEVISIÓN as of June 30, 2003, and the related Auditors' Report.

- Consolidated financial statements of ANTENA 3 TELEVISIÓN and Subsidiaries as of June 30, 2003, and the related Auditor's Report.

CHAPTER II

THE MARKETABLE SECURITIES FOR WHICH ADMISSION TO TRADING IS SOUGHT

CONTENTS

CHAPTER II

THE MARKETABLE SECURITIES FOR WHICH ADMISSION TO TRADING IS SOUGHT

II.1 CORPORATE RESOLUTIONS

II.1.1. Resolutions for the application for admission to trading

The Shareholders' Meeting and the Board meeting of ANTENA 3 TELEVISIÓN held on April 28, 2003 and July 29, 2003, respectively, resolved to apply for the admission of all the shares of ANTENA 3 TELEVISIÓN to listing on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges, and for their inclusion in the Unified Computerized (Continuous Market) Trading System. A copy of the resolutions is attached to this Prospectus as **Exhibit 2**.

II.1.2. Information on the requirements and resolutions for admission to official trading

The prerequisites for admission to trading on the aforementioned stock exchanges and for inclusion in the Unified Computerized (Continuous Market) Trading System are basically as follows:

1. The CNMV must verify fulfillment of the statutory requirements for admission to listing, verify Prospectus and make it publicly available for inspection at the registered offices of the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges, applying to the Stock Exchange Governing Companies in question for admission of the shares to official trading.

2. A notarial or authorized copy of the Company's deed of incorporation and subsequent deeds of capital increase, as well as supplementary documentation, must be deposited at the Governing Company of the Madrid Stock Exchange, the principal stock exchange for the CNMV, ahead of the Barcelona, Valencia and Bilbao Stock Exchanges, and operating as a "one-stop shop" in the admission to trading procedure.

3. The relevant Stock Exchange Governing Company must resolve to admit all the shares representing the capital stock of ANTENA 3 TELEVISIÓN to trading on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges.

4. Subject to a favorable report from the Stock Exchange Governing Company, the CNMV must make the decision to include the shares in the Unified Computerized (Continuous Market) Trading System.

As of the date of registration of this Prospectus, ANTENA 3 TELEVISIÓN met the minimum conditions for admission to listing imposed in securities market legislation and, in particular, the Article 32 of the Stock Exchange Regulations. As a result of TELEFONICA, S.A's .share distribution among its shareholders, the number of shareholders of ANTENA 3 DE TELEVISION will be significantly increased.

Besides, ANTENA 3 TELEVISIÓN meets the requirement that sufficient income has been obtained in the last two years, or in three nonconsecutive years within a five-year period, to distribute a dividend of at least 6% of paid-in capital stock, after recording provisions for taxes and legal reserves, as attested to in the certificate from Deloitte & Touche España, S.L. attached to this Prospectus as **Exhibit 3**.

The Company is aware of, and agrees to submit to, stock exchange rules and, particularly, the rules on admission, trading, and maintenance of and suspension from trading, and will also submit to any regulations that may be made in the future.

It is intended that the shares be admitted to trading on October 29, 2003 and, therefore, the decisions and acts mentioned above must have been completed prior to that date.

II.1.3. Distribution of shares by TELEFÓNICA, S.A. between its shareholders

The Shareholders' Meeting of TELEFÓNICA, S.A. resolved, at the meeting held on April 11, 2003, to make a distribution in kind among the company's shareholders of part of the share premium reserve in the form of shares of ANTENA 3 TELEVISIÓN representing up to 30% of its capital stock. In implementing the resolution, TELEFÓNICA, S.A. has communicated that on September 24, 2003 its Board of Directors resolved to distribute among its shareholders 30% of the capital stock of ANTENA 3 TELEVISIÓN, i.e., 16,666,800 shares each with a par value of three euros.

According to the information made public by TELEFÓNICA, S.A., the right to receive ANTENA 3 DE TELEVISIÓN shares in conformity with the resolution adopted by the Shareholders' Meeting of TELEFÓNICA, S.A. will be held by shareholders of TELEFÓNICA, S.A. who are such, in accordance with Article 62 of the Stock Exchange Regulations of June 30, 1967, on the day after the date on which the company publishes the relevant official notice in the Official Mercantile Registry Gazette that the CNMV has verified admission of ANTENA 3 TELEVISIÓN shares to trading on the stock exchange.

TELEFÓNICA, S.A. must detail in the notice the requirements and procedures for the distribution of the share premium . It is envisaged that TELEFÓNICA, S.A. will publish in the Official Mercantile Registry Gazette the notice of verification of admission on October 20, 2003 and, therefore, the shareholders of TELEFÓNICA, S.A. who are such at close of trading on October 21, 2003 will be entitled to receive ANTENA 3 TELEVISIÓN shares. It is envisaged that the ANTENA 3 TELEVISIÓN shares will be delivered to those shareholders of TELEFÓNICA, S.A., after the relevant formalities to check their identities on October 29 2003 through IBERCLEAR and its participating entities.

Pursuant to the communication by TELEFÓNICA, S.A. to the CNMV, the exchange ratio is one share of ANTENA 3 TELEVISIÓN for every 297.351102851177 shares of TELEFÓNICA, S.A.The exchange ratio is the result of dividing the number of ANTENA 3 TELEVISIÓN shares to be distributed (16,666,800) by the number of TELEFÓNICA, S.A. shares with a right to participate in the distribution (4,955,891,361 shares). The shareholders of TELEFÓNICA, S.A. who would be entitled, as a result of applying the exchange ratio, to receive a fraction of an ANTENA 3 TELEVISIÓN share will receive payment for the relevant fraction through two Financial Institutions which will act as Agents in charge of handling such fractions and which will pay for those fractions in cash. To such end, bearing in mind the valuation included in the proposal to the Shareholders' Meeting of TELEFÓNICA, S.A. by reason of the aforementioned distribution, TELEFÓNICA, S.A. ascribes a value to the ANTENA 3 TELEVISIÓN shares of €25.20 per share (equal to the value of those shares per the books of TELEFÓNICA, S.A.). If TELEFÓNICA, S.A. holds any treasury stock when determining the distribution of the ANTENA 3 TELEVISIÓN shares, the provisions of Article 79.1 of the Spanish Corporations Law will be complied with so that any ANTENA 3 TELEVISIÓN shares being distributed that might correspond to the shares of treasury stock will be allocated pro rata to the other issued TELEFÓNICA, S.A. shares, thereby giving rise in such a case to an adjustment in the exchange ratio to be announced in an official notice in the Official Mercantile Registry Gazette.

II.2 PRIOR ADMINISTRATIVE AUTHORIZATION

The admission of the shares to listing does not require prior administrative authorization, and is only subject to the general rules on verification by the CNMV.

II.3. EVALUATION OF THE RISK INHERENT IN THE SECURITIES OR THEIR ISSUER

No evaluation of the risk inherent in the shares whose admission to listing is sought or in the issuer of those shares has been performed by any rating agency.

II.4. VARIATIONS IN THE TYPICAL LEGAL REGIME FOR THE SECURITIES FOR WHICH ADMISSION TO TRADING IS SOUGHT, AS PROVIDED FOR IN THE APPLICABLE LEGISLATION

There are no variations in the typical legal regime provided for in the applicable legislation on Spanish corporations. However, the specific provisions described in section III.2.2 of Chapter III, and section II.9.3 of Chapter II must be taken into account.

II.5. CHARACTERISTICS OF THE SECURITIES

II.5.1. Nature of the securities

The securities referred to in this Prospectus are common fully paid-in registered shares of ANTENA 3 TELEVISIÓN, each with a par value of THREE EUROS (€3).

II.5.2. Form of representation of the securities

The shares of ANTENA 3 TELEVISIÓN are represented by book entries and are recorded in the Central Register of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (IBERCLEAR), a company domiciled in Madrid at calle Pedro Teixeira, 8, which, together with its participating entities, keeps the accounting record of the shares.

II.5.3. Aggregate par value of the shares for which admission to trading is sought

The aggregate par value of the shares for which admission to listing is sought is ONE HUNDRED SIXTY-SIX MILLION, SIX HUNDRED SIXTY-EIGHT THOUSAND (€166,668,000) EUROS.

II.5.4. Number of shares and proportion of capital stock

The shares for which admission to trading is sought represent all of the capital stock of ANTENA 3 TELEVISIÓN, i.e., FIFTY-FIVE MILLION, FIVE HUNDRED FIFTY-SIX THOUSAND (55,556,000) registered shares, each with a par value of three (€3) euros.

II.5.5. Valuation of the shares

II.5.5.1. Reference price and auction

Given the characteristics of the transaction referred to in this Prospectus, namely, the admission of shares to listing without previously making a public primary/secondary offering or an initial public offering, there will be no initial pre-fixed price and therefore, the market will determine from the outset the price through demand and supply.

Accordingly, Stock Exchange Company Circular 1/2001 on the operating rules of the Unified Computerized Trading System establishes that when a security is included in the System without having been previously listed on a Spanish stock exchange, the price for real purchase or demand situations will be used as the reference price. In cases where it is difficult to set the price, the reference price may be set having regard to other parameters, subject to notification to the CNMV.

The Stock Exchange Company will set €25.20 as a reference price per share in order to get the admission of the shares to listing, and conduct the opening auction over this reference price

In view of the orders introduced in the auction period, the resulting price will be one which allows a larger number of blocks to be traded. However, pursuant to Article 6.2.4.1 of Circular 1/2001; "if two or more prices allow the same number to be traded, the auction price shall be the one that causes the smallest disequilibrium, where "disequilibrium" means the difference between offer and bid volumes at the same price. If there is no disequilibrium or if the disequilibriums are the same, the price of the side with the larger volume shall be chosen. If the foregoing three conditions are the same, of the two possible auction prices, the auction price nearest the last traded price shall be the auction price subject to the following exceptions:

- *If the last traded price is within the range of the two possible auction prices, then this last executed price shall be the auction price.*
- *If there is no last traded price or the last traded price falls outside the static range of prices, the auction price shall be the price nearest to the static price.*

If, at the end of the auction period:

a) supply and demand do not match, the security may be traded during the session as soon as the sell and buy prices match and,

b) the resulting price is within the limits of the static range or the volume of Market or Market to Limit orders (as defined in the Circular itself) and is not covered by the total volume to be traded, the system will not make an allocation for the security and the auction period will be extended, during which, once the auction price has been set, Market and Market to Limit orders will be executed first (regardless of when they were put on the market), followed by limit orders with prices that better the auction price and, lastly, other limit orders at the auction price, where possible in the order in which they were included in the System.

II.5.5.2. Stabilization

Any financial entity is expected to take part into stabilization activities, since there is not a stabilization provision.

Regarding the possible sales and purchasers relating to the Companies' shares made by significant shareholders:

Kort Geding has stated that they are willing to increase their stake in the Company in light of providing a stronger shareholder structure to it. However, the timetable or the conditions that might apply to such increase, haven't been decided yet. In any case, any increase of the stake will be carried out in compliance with securities market regulations.

RTL Group hasn't expressed publicly their intentions over a potential increase of their stake in the Company, or the compromise to keep the shares for a long period, further to what it is stated in the contract agreed with Planeta and Kort Geding
Banco Santander Central Hispano hasn't expressed publicly their intentions over a potential increase of their stake in the Company, or the compromise to keep the shares for a long period, further to what it is stated in the contract agreed with Planeta and Kort Geding.

Regarding TELEFONICA S.A, and as mentioned in this Prospectus, the company will distribute away its shareholders allocate an additional premium share reserve to its shareholders, as a distribution in kind, by delivering shares representing 30% of the capital stock of ANTENA 3 TELEVISIÓN. TELEFONICA S.A. keeps the ownership or the remaining 4.13%, and of the fraction shares that derives from the application of the exchange ratio. As of November 29,2003 TELEFONICA S.A. will not be able to hold the ownership of shares of ANTENA 3 TELEVISION due to legal requirements, hence, TELEFONICA S.A. has stated that it will act accordingly, getting involved in appropriate financing transactions such a selling the shares directly on the market (if demand allows), or keep an economic exposure to share price variation.

II.5.5.3. Operations of the Company's shares prior to admission to listing

For information purposes, there are set forth below three different valuations, of which the Company is aware, for the shares of the Company on the occasion of two shares sale and a shares distribution taking place prior to the admission to listing of the shares of ANTENA 3 TELEVISIÓN:

- Sale of 25.1% of the capital of the Company by TELEFÓNICA, S.A. to Kort Geding, S.L. For the purposes of the sale, the Company was valued at €1,450 million, resulting in a price of €26.10 per share (taking into account the increase in the par value of the shares from €1 to €3 each resolved by the Shareholders' Meeting of ANTENA 3 TELEVISIÓN).

- The Board of Directors of TELEFÓNICA, S.A. took into account, for the purposes of distributing among its shareholders part of the share premium reserve, the book value of the shares of ANTENA 3 TELEVISIÓN, i.e., €420,003,360, which implies valuing 100% of the Company at €1,400 million and, thus, €25.20 per share.

- On September 16, 2003, Kort Geding S.L. acquired from Macame S.A. (subsidiary of Grupo Santander Central Hispano) 2.5% of ANTENA 3 TELEVISION stock. This was done exercising purchase by Banco Santander Central Hispano S.A.. The price of the afore-mentioned acquisition was 30,000,000 Euros, which gives a price per share of approximately 21.60 Euros.

This price may be subject to an adjustment in such case as the seller decides to acquire ANTENA 3 TELEVISION shares during the 135 days following the admission to listing. This adjustment will refer to the higher price that the seller should in any case pay to buy an equal number of shares in the market during the aforementioned 135 day period.

In relation to the foregoing, it should be pointed out that the valuation methods used in those transactions are not necessarily the same as those usually used in a secondary securities market or in a stock exchange on which admission to trading is sought.

II.6 FEES FOR REGISTRATION AND MAINTENANCE OF ACCOUNTS IN THE BOOK ENTRIES REGISTRIES FOR THE SHARES

The participating entities of IBERCLEAR may, pursuant to the legislation in force, charge securities management fees and expenses at their discretion as a result of maintaining the securities in the related book entries registries.

II.7. ABSENCE OF TRANSFER RESTRICTIONS ON THE SECURITIES

There are no Bylaw restrictions on the transfer of ANTENA 3 TELEVISIÓN shares and, therefore, the shares for which admission to listing is sought are freely transferable in accordance with the provisions of the Spanish Corporations Law, the Securities Market Law, and other legislation in force.

However, the specific provisions described in section III.2.2. of Chapter III on the restrictions imposed by the legislation on private television must be taken into account.

II.8. OFFICIAL LISTING ON STOCK EXCHANGES

The shares into which the capital stock of ANTENA 3 TELEVISIÓN is divided are not currently admitted to official listing on any stock exchange. Verification of this Prospectus implies that the CNMV has verified the fulfillment of the requirements for admission to listing of ANTENA 3 TELEVISIÓN shares on the Madrid, Barcelona, Valencia and Bilbao Stock Exchanges, and for their inclusion in the Unified Computerized (Continuous Market) Trading System, although admission must be approved by the Governing Companies of those stock exchanges.

It is envisaged that listing of the Company's shares will commence on October 29, 2003. However, it must be noted that the actual date of admission to listing cannot be wholly assured given that, in the last instance, admission to listing is subject to the decision of the respective Stock Exchange Governing Companies. If admission to listing is postponed, the Company will make such circumstance and the reasons for the delay public by sending the appropriate communication to the CNMV and publishing a notice in at least one Spanish national daily newspaper.

ANTENA 3 TELEVISIÓN is aware of, and agrees to fulfill, the requirements and conditions for the admission, maintenance and exclusion of the securities in the aforementioned secondary markets, pursuant to the legislation in force and the requirements of their regulatory agencies.

II.9. RIGHTS AND OBLIGATIONS OF THE HOLDERS OF THE SECURITIES

The shares of ANTENA 3 TELEVISIÓN confer upon their holders the following voting and economic rights established in the Spanish Corporations Law and in the Bylaws:

II.9.1. Right to share in the distribution of income and in the surplus on liquidation

The shares of ANTENA 3 TELEVISIÓN confer the right to share in the distribution of corporate income and in the surplus on liquidation, but do not give right to the right to receive a minimum dividend since all of the shares are common shares.

Earnings from the shares may be paid in such manner as may be announced for each case, and the prescription for the right to collect dividends is as established in Article 947 of the Commercial Code, i.e., five years. The beneficiary of the prescription will be ANTENA 3 TELEVISIÓN.

II.9.2. Preemptive right of subscription on the issue of new shares or convertible bonds

All of the shares of ANTENA 3 TELEVISIÓN confer upon their holders, on the terms established by law, a preemptive subscription right (Article 158 of the Spanish Corporations Law) in capital increases with the issuance of new (common or preferred) shares and in convertible bonds issues, unless the preemptive subscription right is excluded.

The shares also confer on their holders the right to be allotted shares at no charge as acknowledged in by the Spanish Corporations Law in the event of a capital increase with a charge to reserves.

II.9.3. Right to attend and vote at Shareholders' Meetings

The holders of ANTENA 3 TELEVISIÓN shares will be entitled to attend and vote at Shareholders' Meetings and to contest corporate resolutions, pursuant to the general rules established in the Spanish Corporations Law.

In conformity with the provisions of the Bylaws, all shareholders may attend and vote at Shareholders' Meetings if they own shares representing at least a par value of €300, provided that they have those shares recorded in their name in the relevant book-entry register five days prior to the date on which the Shareholders' Meeting in question is to be held and that they evidence this by means of the relevant attendance card or certificate issued by one of the participating entities of IBERCLEAR, or by any other means admitted under current legislation.

Shareholders who do not possess the number of shares indicated may group together and grant a proxy to another shareholder, and the shares held by each person in his own right and by way of representation may be accumulated.

Shareholders with the right to attend may be represented at the Shareholders' Meeting by another person who need not be a shareholder, by way of a special proxy for each Shareholders' Meeting, without prejudice to the provisions of Article 107 of the Spanish Corporations Law.

Each share will give the right to one vote and the Bylaws do not impose any restrictions on the maximum number of votes that may be cast by each shareholder or by companies belonging to the same group.

II.9.4. Right to information

All of the shares of ANTENA 3 TELEVISIÓN confer upon their holders the right to information set forth, in general, in Article 48.2.d) of the Spanish Corporations Law and in the Bylaws, and, in particular, in Article 112 of the Spanish Corporations Law. They also carry rights which, as specific manifestations of the right to information, are set forth in detail in the Articles of the Spanish Corporations Law when dealing with: Bylaw amendments; capital increases and reductions; approval of financial statements; issuance of convertible and nonconvertible bonds; alteration of legal form, merger and spin-off; dissolution and liquidation of the company; and other corporate acts or transactions.

II.9.5. Mandatory nature of ancillary obligations

The shares of ANTENA 3 TELEVISIÓN are not subject to any ancillary obligation. Similarly, the Bylaws of ANTENA 3 TELEVISIÓN do not contain any provision on special privileges, powers or duties flowing from ownership of the shares.

II.10 <u>TRANSACTION EXPENSES</u>

II.10.1. Allocation of expenses

The admission of the shares of ANTENA 3 TELEVISIÓN to listing will be free of charge for the holder of the shares.

II.10.2. Estimated expenses

Due to the difficulty in specifying the expenses incurred as of the date of preparing this Prospectus, for purely information purposes, the estimated expenses of the admission to listing of all the shares of ANTENA 3 TELEVISIÓN are as follows:

EXPENSES	EUROS
1. CNMV fees	5,000.04
2. IBERCLEAR fees	24,372
3. Stock Exchange Company fees	166,668
4. Mercantile Registry, Notary, legal and other fees	300,000
TOTAL	496,040.04

This amount represents 0.3% of the capital stock of the Company.

II.11 TAX REGIME

A brief description follows of the tax regime applicable as a result of the ownership and, if appropriate, subsequent transfer of the shares for which admission to listing is sought, for which purpose regard will only be had to current central government legislation and the general aspects that may affect investors. The foregoing is considering any special provisions that may have been enacted by the provincial governments in the Basque Country and Navarra or by the autonomous community governments which, in exercising their legislative powers, have made specific legislation on certain aspects that are not addressed in the summary below.

It must be borne in mind that this analysis does not specify all the possible tax implications of the transactions mentioned, or the regime applicable to all categories of shareholder, some of whom (e.g., financial institutions, collective investment institutions, cooperatives, tax residents of Ceuta and Melilla, etc.) may be subject to special rules.

Therefore, it is advisable that investors consult their lawyers or tax advisers, who will be able to provide them with personalized advice having regard to their specific tax circumstances and the legislation in force on the date on which the relevant income or gains are obtained and reported.

Transfer of the securities:

The transfer of ANTENA 3 TELEVISIÓN shares is exempt from transfer tax (ITP/AJD) and value added tax (IVA), pursuant to Article 108 of the Securities Market Law and other legislation governing those taxes.

Tax regime applicable to income from securities and to transfers of securities:

1. **Investors resident in Spain:**

1.1. Personal income tax:

In the case of personal income taxpayers, dividends, Shareholders' Meeting attendance fees, income from the creation or assignment of rights or the use or enjoyment of the securities hereunder, and any other benefit received from the entity by virtue of being a shareholder are deemed to constitute income from movable capital.

For the purposes of its inclusion in taxable income, the income will be calculated pursuant to Article 23 of Personal Income Tax (and Other Tax Provisions) Law 40/1998, dated December 9, at 140% of the gross income received. However it will be calculated at 100% if the income is derived from shares acquired within two months before the date on which such income was paid if, within two months after that date, securities of a uniform nature are transferred. To calculate the net income, expenses for the management and deposit of shares will be deductible, in the manner provided for in Article 24 of the Personal Income Tax Law, unlike discretionary and personalized portfolio management expenses.

Shareholders will be entitled to deduct 40% of the gross income received in this connection from the total net personal income tax payable. This tax credit will not apply to income from shares acquired within two months before the date on which such income was paid if, within two months after that date, a transfer of securities of a uniform nature takes place.

Transfers of shares by personal income taxpayers and other changes in personal wealth as provided for in Article 31 of the Personal Income Tax Law will give rise to capital gains or losses that will be included in taxable income and taxed in accordance with the general rules for gains of this type.

1.2. Corporate income tax:

Corporate income taxpayers will include in their tax base the gross amount of dividends, shares in income and other gains obtained from the transfer of shares or any other transaction, as well as the expenses inherent in the holding, in the manner provided for in Articles 10 et seq. of Corporate Income Tax Law 43/1995, dated December 27.

Corporate income taxpayers will be entitled to take a tax credit equal to 50% of the gross tax payable on taxable income derived from dividends or shares in income as established in Article 28 of the Corporate Income Tax Law, for which purpose the taxable income will be deemed to be the gross amount of the dividends or shares in income.

This tax credit will not be applicable, among the other cases provided for in that Article, where the dividends or shares in profits relate to shares acquired within two months prior to the date on which such income was paid if, within two months from that date, a transfer of securities of a uniform nature occurs.

Corporate income taxpayers will also be entitled to the other double taxation tax credits provided for in Article 28 of the Corporate Income Tax Law

1.3 Tax withholdings:

In general, personal income tax or corporate income tax will be withheld at 15% from gross income distributed to a taxpayer liable for either of those taxes, in the manner provided for in Royal Decrees 214/1999, dated February 5, 2717/1998, dated December 18 and 537/1997, dated April 14. Tax will not be withheld from corporate income taxpayers if they qualify for a double taxation tax credit for 100% of the dividends received. Tax withholdings will be deductible from the net personal income tax payable or the gross corporate income tax payable and, if there is insufficient tax payable from which to deduct the withholdings, the excess withholdings will be refunded pursuant to Article 85 of the Personal Income Tax Law and Article 145 of the Corporate Income Tax Law.

1.4. Wealth Tax:

Individuals who hold Antena 3 TELEVISIÓN shares and must file a wealth tax return, must report the shares they hold as of December 31 each year at their average market price in the fourth quarter of the year in question.

The Ministry of Finance will publish the average market price each year.

1.5. Inheritance and gift Tax:

Transmissions of shares through death or by donation to individuals are subject to the general inheritance and gift tax rules. In the case of a transfer for no consideration to a corporate income taxpayer, any related gain will be taxed in accordance with corporate income tax provisions.

2. Investors not resident in Spain for tax purposes

2.1 Nonresident income tax

Income in the form of dividends or gains from transfers of shares obtained by shareholders who are nonresident income taxpayers will be treated as income or gains obtained in Spain through, or other

than through, a permanent establishment as provided for in Nonresident Income Tax Law 41/1998, dated December 9.

The tax regime described below is general in nature and, therefore, consideration must be given to the specific circumstances of each taxpayer and of any tax treaties between Spain and other countries.

2.1.1. Income obtained through a permanent establishment

Income from shares obtained by a permanent establishment in Spain will be taxed in accordance with the provisions of Chapter III of Law 41/1998, subject to any provisions of tax treaties signed by Spain that could establish that such income is nontaxable or is taxable at reduced rates.

Nonresident income tax will be withheld from such income in the same cases and on the same conditions as those described for corporate income taxpayers.

2.1.2. Income obtained other than through a permanent establishment

Income from shares obtained by individuals or entities not resident in Spain and operating, for such purposes, without a permanent establishment, will attract nonresident income tax in accordance with Chapter IV of the Nonresident Income Tax Law. The most noteworthy features of the regime are as follows, subject to any provisions of tax treaties signed by Spain that could establish that such income is nontaxable or is taxable at reduced rates:

(a) The taxable income relating to dividends and other income from movable capital will be quantified as the gross amount of the income obtained, calculated in accordance with the provisions of the Personal Income Tax Law. In this case, neither the 140% multiplier nor the 40% tax credit mentioned earlier would apply since the investors are resident in Spain and are not eligible for the reductions established in that Law.

The payor will withhold nonresident income tax at the time of payment at 15% or at the applicable rate pursuant to a statutory provision or a tax treaty where the requirements for eligibility are substantiated. Where the income is tax exempt or qualifies for a tax rate below 15% by virtue of special rules or a tax treaty, a refund of the excess withholding may be obtained from the tax authorities if the claim is made in due time and form.

(b) Capital gains will be taxed, in principle, at 35%, subject to the provisions of tax treaties signed by Spain, in a self-assessment to be prepared by the taxpayer, its tax representative, the depository or the manager of the shares held by the nonresident in Spain, subject to the procedure and form established in the *Ministerial Order dated December 22, 1999 or the procedure or form applicable* from time to time.

Gains will be tax exempt if obtained from the transfer of securities on official Spanish secondary securities markets by nonresident individuals or entities other than through a permanent establishment in Spain, if they are residents of a country with which Spain has signed a tax treaty that includes an exchange-of-information provision.

Gains from shares will also be tax exempt if obtained by residents of other EU Member States, subject to the provisions of Article 13 of the Nonresident Income Tax Law. The exemption will not apply to gains obtained through countries or territories classed by regulations as tax havens.

II.12. PURPOSE OF THE TRANSACTION

The purpose of submitting this Prospectus is to seek admission to stock exchange listing for all of the shares of Company with a view to significantly increasing the diversity of ownership of its capital stock through a larger number of shareholders taking up a stake in the capital stock of ANTENA 3 TELEVISIÓN, thereby giving the Company a shareholder base in keeping with customary practice in securities markets.

II.13 DATA ON TRADING IN ANTENA 3 TELEVISIÓN SHARES

II.13.1 Number of shares admitted to official listing

As of the date of registration of this Prospectus, the shares of ANTENA 3 TELEVISIÓN had not been admitted to official listing, and the purpose of this Prospectus is to have them admitted to listing on the Madrid, Barcelona, Valencia and Bilbao Stock Exchanges, and included in the Unified Computerized Trading (Continuous Market) System.

II.13.2 Earnings and dividends per share in the last three years

ANTENA 3 TELEVISIÓN	2002	2001	2000
Income for the year (thousands of euros)	(31,293)	39,416	128,478
Capital (thousands of euros)	166,668	166,668	166,668
Underlying book value per share	2.7482	3.0549	2.8184
Number of shares	166,668,000	166,668,000	166,668,000
Earnings per share	(0.19)	0.24	0.77
Payout (%)	0	50	0
Dividends (thousands of euros)	0	20,.000	0
Dividend per share (euros)	0	0.12	0

ANTENA 3 CONSOLIDATED GROUP	2002	2001	2000
Consolidated income for the year (thousands of euros)	(29,907)	48,005	123,310
Capital (thousands of euros)	166,668	166,688	166,688
Underlying book value per share	2.7591	3.0672	2.7751
Number of shares	166,668,000	166,668,000	166,668,000
Earnings per share	(0.18)	0.29	0.74
Payout (%)	0	41.38	0
Dividends (thousands of euros)	0	20,000	0
Dividend per share (euros)	0	0.12	0

II.13.3 Capital reductions and increases in the last three years

The capital stock of ANTENA 3 TELEVISIÓN was not modified in 2000, 2001 or 2002.

The Shareholders' Meeting held on August 29, 2003 resolved to adjust the par value of the shares, based on a ratio of 3 old shares for 1 new share, and, consequently, the capital stock has been modified from 166,668,000 shares, each with a par value of one euro, to 55,560,000 shares, each with a par value of three euros.

II.13.4 Tender offers

The shares issued by ANTENA 3 TELEVISIÓN have not been the subject of a tender offer by way of purchase or exchange. .

II.14 PERSONS WHO PARTICIPATED IN THE DESIGN OF, AND ADVICE ON, THE APPLICATION FOR ADMISSION TO LISTING

II.14.1 Participants in the design of and/or advice on the transaction

The following entities participated in the design of and/or advice on the transaction under this Prospectus:

- Garrigues Abogados y Asesores Tributarios: legal advisers to ANTENA 3 TELEVISIÓN in the application for admission to listing of its shares.

- Deloitte & Touche España, S.L.: auditor of ANTENA 3 TELEVISIÓN.

II.14.2. Absence of relationships or economic interests

There is no evidence of any relationship or significant economic interest between ANTENA 3 TELEVISIÓN and the entities mentioned in section II.14.1 above, other than the strictly professional relationship arising from the provision of tax, legal and financial advisory services.

CHAPTER III

THE ISSUER AND ITS CAPITAL

CONTENTS

CHAPTER III

THE ISSUER AND ITS CAPITAL

III.1 IDENTIFYING PARTICULARS AND CORPORATE PURPOSE

III.1.1 Corporate name and registered office

The corporate name of the issuer of the securities offered is ANTENA 3 DE TELEVISIÓN, S.A. ("ANTENA 3 TELEVISIÓN" or the "Company"). ANTENA 3 TELEVISIÓN has its registered office in San Sebastián de los Reyes, Madrid, at Avenida de la Isla Graciosa 13.

Its Employer Identification Number is A-78839271.

III.1.2 Corporate purpose

Article 2 of the Bylaws of ANTENA 3 TELEVISIÓN establishes the following:

The purpose of the Company is to:

1. Indirectly manage a public television service, pursuant to the terms and conditions of its concession.
2. Operate any form of television broadcasting service.
3. Operate any form of radio broadcasting service.
4. Operate any form of printed media.
5. Operate any form of media on computer and interactive mediums, and on the Internet.
6. Produce, purchase, sell, rent, publish, reproduce, import, export, distribute, exhibit, and finance of all kinds of audiovisual work in any form regardless of the technical medium, capable of being broadcast by cinematographic, television, video or other audiovisual means.
7. Organize, produce and broadcast news, sports, bullfighting, musical, cultural or other shows or events, and acquire and market all kinds of rights in them.
8. Carry on activities and provide services, studies, analyses, promotions, programming, data processing and reports by any procedure and relating to any communication activity including, in all cases, activities referring to any form of television.
9. Prepare studies, reports or analyses of any kind in relation to enterprises, media and communication systems, particularly on television, video, cinema and multimedia.
10. Act as an intermediary in markets for all kinds of intellectual or industrial property rights as well as in any activities directly or indirectly related to advertising, marketing, merchandising and other commercial activities.
11. Perform and execute advertising projects and tasks related to buying, acting as intermediary in and broadcasting any form of advertising.
12. Engage in distance promotion and sales of any goods or services, under a club arrangement, by mail, telephone, television or any computer or audiovisual means and on any type of medium.
13. Acquire and operate for its own or another's account all types of equipment, apparatus, items, facilities and technical procedures related to the foregoing activities including patent licensing or technological assistance.

The activities listed may be carried on by the Company in whole or in part indirectly through interests in other companies with an analogous corporate purpose.

The corporate purpose excludes activities the pursuit of which is subject to special statutory requirements that cannot be met by the Company.

Within the Spanish National Classification of Economic Activities, ANTENA 3 TELEVISIÓN falls within industry code no. 92.20.

III.2 LEGAL INFORMATION

III.2.1 Incorporation, registration, and term of the Company

ANTENA 3 TELEVISIÓN was incorporated on June 7, 1988 pursuant to a deed executed in the presence of Madrid notary José Machado Carpenter under number 2302 of his protocol, and registered at the Madrid Mercantile Registry, in Volume 8788, Sheet 125, Page 71592-3, Registration no. 1.

In accordance with Article 3 of its Bylaws, ANTENA 3 TELEVISIÓN was incorporated in perpetuity and commenced operations on the date on which it was registered at the Mercantile Registry.

The Bylaws of ANTENA 3 TELEVISIÓN were adapted to the current Spanish Corporations Law under a deed executed on July 15, 1991 in the presence of Madrid notary José Machado Carpenter under number 2108 of his protocol, and registered at the Madrid Mercantile Registry in Volume 1924, Sheet 108, Page M-34473, leading to entry no. 27.

The Shareholders' Meeting on August 29, 2003 approved the revised Bylaws, which are registered at the Madrid Mercantile Registry.

The Bylaws may be consulted at the registered office of ANTENA 3 TELEVISIÓN in San Sebastián de los Reyes, Madrid, at Avenida de la Isla Graciosa no. 13, or at the Madrid Mercantile Registry, by applying for an uncertified extract or certificate, or at the CNMV.

III.2.2 Legal form and applicable legislation

The legal form of ANTENA 3 TELEVISIÓN is a Spanish Corporation (*Sociedad Anónima*) and, consequently, is subject to the regime established in Legislative Royal Decree 1564/1989 approving the Revised Spanish Corporations Law.

Among the various industries in which ANTENA 3 TELEVISIÓN operates directly or through investees, the television and radio broadcasting industries are subject to a special legal regime.

III.2.2.1. Special legislation applicable to television

The provision of a television service in Spain is subject to various legal regimes depending on the medium used to carry the signal, the area of coverage, or the technology used in the service. In summary, the regulatory situation is as follows:

a) Depending on the medium used for carrying the television signal a distinction can be drawn between:

(i) Satellite television: Satellite Telecommunications Law 37/1995, dated December 12.
(ii) Cable television: Cable Telecommunications Law 42/1995, dated December 22.
(iii) Terrestrial or hertzian television (see section b) below).

b) Within hertzian television, depending on the area of coverage, a distinction can be drawn between:

(i) State television:
- Public television (directly managed by the Spanish State): Law 4/1980, dated January 10, approving the Radio and Television Charter.
- Private television (indirectly managed by private concession-holders): Private Television Law 10/1988, dated May 3.

(ii) Autonomic community television: Law 46/1983, dated December 26, regulating the Third Channel.
(iii) Local television: Terrestrial Local Television Law 41/1995, , dated December 22.

c) A further distinction can also be made within hertzian television, based on the technology used:

(i) Analogical television (see b) above).

(ii) Digital television: Additional Provision 44 of Law 66/1997, dated December 30, on Tax, Administrative, Labor and Social Security Measures.

For information purposes in this Prospectus, below is a description of the legal regime applicable to the private television service provided by ANTENA 3 TELEVISIÓN (analog and digital hertzian television), which has public-service status, as well as the aspects of the legal regime that may be relevant to ANTENA 3 TELEVISIÓN in this transaction.

1. Legal regime applicable to the private television service

Private Television Law 10/1988, dated May 3, as currently worded, establishes the legal regime applicable to the indirect management of the essential public television service owned by the Spanish State.

a) Enabling instrument

The service is indirectly managed by Spanish corporations under the administrative concession system. ANTENA 3 TELEVISIÓN was awarded one of the three concessions granted by the State pursuant to the Decision of the Council of Ministers dated August 25, 1989, published in the Official State Gazette on August 31, 1989 pursuant to a Decision of the Office of the Secretary-General of Communications dated August 28, 1989.

Under clause three of the administrative agreement for the provision of the public service dated October 3, 1989 between the Ministry of Transportation, Tourism and Communications and ANTENA 3 TELEVISIÓN, the administrative concession was granted for a term of ten years from April 3, 1990, renewable for ten-year periods at the request of the concession-holder and pursuant to a decision from the Council of Ministers. Under the provisions of the concession agreement and Article 11 of Private Television Law, ANTENA 3 TELEVISIÓN applied to renew its concession on October 19, 1999 for another of ten years, and was granted a ten-year extension under a Decision of the Council of Ministers on March 10, 2000, which was made public pursuant to a Decision of the same date by the Office of the Secretary-General of Communications (Official State Gazette of March 11, 2000). The renewal of the concession became effective on April 3, 2000, for a period of ten years, i.e., through April 3, 2010.

b) Concurrent ownership of interests in more than one concession-holder

Article 19.1 of the Private Television Law, as amended by Law 53/2002 on Tax, Administrative, Labor and Social Security Measures, dated December 30, establishes that individuals or legal entities with interests in the capital of the holder of one concession for a public State television service cannot own interests in any other public television service concession-holder, whatever the area of coverage.

It must be noted that, pursuant to Article 19.3 and .4, the provisions of Article 19.1 will apply to any form of ownership interest in the capital of public television service concession-holders, be it direct, indirect or through one or more interposed individuals or legal entities, and regardless of the size of ownership interest in those companies, and that the provisions of Antitrust Law 16/1989, dated July 19 will apply in all cases.

Article 17.1.b) of the Private Television Law provides that a breach of the requirements in Article 19 (bar on concurrent ownership of interests in more than one private television concession-holder, as described) is cause for termination of the concession if the breach is attributable to the majority shareholder or a shareholder otherwise controlling the concession-holder, unless the breach is remedied within one month from the authorities serving the relevant requirement to do so on the concession-holder.

Otherwise, the enforcement rules provided for in Chapter IV of the Private Television Law will apply. According to Article 24.2.h) of the Private Television Law, contravention of Article 19 by shareholders of concession-holders that are not majority shareholders or do not control the concession-holder in any way, will be deemed to constitute a very serious infringement. The penalties established in Article 25 of the Private Television Law for very serious infringements take the form of a fine, temporary suspension of broadcasting, or termination of the concession.

As of the date of this Prospectus, TELEFÓNICA, S.A. owned interests in the capital stock of ANTENA 3 TELEVISIÓN and SOGECABLE, S.A., both of which are public television service concession-holders. In order to bring Telefónica, S.A.'s ownership interests in various concession-holders into line with the provisions of Article 19 of the Private Television Law,

TELEFÓNICA, S.A. has resolved to distribute its 30% holding in the capital stock of ANTENA 3 TELEVISIÓN among its shareholders. In the particular case of SOGECABLE, S.A. and its shareholders, the conditions imposed by the Government in the decision resulting from the procedure to control the concentration between SOGECABLE and DTS Distribuidora de Televisión Satélite (Via Digital) (Decision of the Council of Ministers dated November 29, 2002, published in the Official State Gazette of January 14, 2003), included a requirement that SOGECABLE and its shareholders comply with Article 19.1 of the Private Television Law within a maximum of one year from the date of notification of the Decision to SOGECABLE, should the limits imposed by Article 19.1 be exceeded as a result of the notified concentration approved in the Decision of November 29, 2002.

The maximum one-year period starts running in TELEFÓNICA, S.A.'s case from the date of the Decision of the Council of Ministers, i.e., November 29, 2002, while it remains a shareholder of SOGECABLE and of ANTENA 3 TELEVISIÓN.

c) Acquisition of significant holdings in a concession-holder

Article 21 of the Private Television Law establishes that the competent administrative authority (the Ministry of Science and Technology) must receive prior notice of any direct or indirect acquisition of a significant holding in the capital of a private television concession-holder, where "significant holding" means a holding that directly or indirectly reaches at least 5% of the capital or of the voting rights attaching to the shares of the concession-holder. Prior notice must also be given of any direct or indirect increase in the holding that leads to the holding reaching or exceeding the following percentages of ownership of the capital stock, or of the voting rights attaching to the shares, of the concession-holder: 5, 10, 15, 20, 25, 30, 35, 40 and 45 per cent. The competent administrative authority has a maximum of 3 months to notify acceptance or, as the case may be, rejection of the proposed acquisition. Rejection may be based on a lack of transparency in the structure of the group to which the acquirer may ultimately belong, or on the existence of ties between the person or entity planning the acquisition and another concession-holder of the essential television service, which could contravene the principle of avoidance of concentration in the media that underpins the Private Television Law.

d) Ownership by non EU foreigners of interests in a concession-holder

Until the recent amendment by Law 53/2002 to the Private Television Law, Article 19 of the Private Television Law stated that individuals or legal entities that were nationals or residents of third countries could only own interests in the capital stock of a private television concession-holder based on the principle of reciprocity.

Subsequent to the amendment, Article 19 does not include such limitation and, therefore, there is currently no restriction in the industry-specific regulations on the ownership interests of non EU foreigners in concession-holders.

2. Legal regime applicable to the digital terrestrial television service

The legal regime for this service is established by Additional Provision 44 of Law 66/1997 on Tax, Administrative, Labor and Social Security Measures, Royal Decree 2169/1998 approving the National Technical Plan for Digital Terrestrial Television, and the Ministry of Development Order of October 9, 1998 approving the Technical and Digital Terrestrial Television Service Provision Regulations. Digital terrestrial television will be subject to the provisions of the Private Television Law where they have not been amended by the Additional Provision.

In accordance with the aforementioned legislation, concessions for the indirect management of this service by private entities will be granted by the State if the service is of a national nature, or by the autonomous community governments, if it is of a autonomous community or local nature.

Royal Decree 2169/1998 established that each of the then public television service concession-holders, including ANTENA 3 TELEVISIÓN, would have access, subject to renewal of their respective concessions, to a program on a digital multiple channel with a view to their being able to broadcast content simultaneously and for the term of the concession renewal, using analog and digital technology, thereby giving rise to access to the aforementioned program for a period equal to the renewed term of the concession.

Furthermore, Additional Provision 2 and Transitional Provision 1 of the Royal Decree established that concession-holders whose concessions were renewed: (i) had to begin broadcasting with digital technology before April 3, 2002, (ii) had to abide by the same conditions as those established in their existing concession agreements, and (iii) were each entitled to exploit a program within a certain multiple channel.

ANTENA 3 TELEVISIÓN started digital broadcasting on April 3, 2002, and since then it has simultaneously used analog and digital technology for free-to-air broadcasting on the same conditions as those stipulated for in the concession agreement for the provision of the public television service.

Simultaneous analog and digital broadcasting is expected to end, in principle, on December 31, 2012, and thereafter all broadcasting must use digital technology ("analog switch-off"), although the current legislation envisages that this date may be put back if the digital technology coverage established in the Technical Plan has not been achieved.

When the current concession-holders for the three private analog television channels stop analog broadcasting, they will be entitled, if there are more competitors in the market and the nature and characteristics of their enabling instruments and their rights and obligations are respected, to continue using the frequencies being used by them or any other frequencies established by the Government, so that each of them can operate a multiple channel using digital technology (each digital multiple channel can contain at least four programs/channels).

3. Other legislation applicable to the provision of television services

Apart from the foregoing, the provision of the television service is subject, inter alia, to the specific legislation on programming and content, broadcasting and live broadcasting of sports competitions and events, and advertising.

III.2.2.2. Special legislation applicable to radio broadcasting

ANTENA 3 TELEVISIÓN engages in radio broadcasting activities basically through UNIPREX, S.A. ("UNIPREX") and ANTENA DE RADIODIFUSIÓN, S.A. ("Antena de Radiodifusión") (formerly CADENA VOZ DE RADIODIFUSIÓN, S.A.)

The State has sole power to establish the basic rules for the public radio broadcasting service, notwithstanding the authority of autonomous community governments with competence in mass media matters to implement those rules, including enforcement powers in certain cases.

These basic rules are mainly in Articles 25 (Subarticles 1, 2, 3 and 6), 26, and 36.2 and Additional Provision 6 of Telecommunications Law 31/1987, following successive amendments thereto, in force pursuant to General Telecommunications Law 11/1998.

Apart from the basic rules established in the Telecommunications Law, concessions for the provision of the public FM radio broadcasting service and concessions for the public digital terrestrial radio broadcasting service with less-than-national coverage (i.e., autonomous community or local coverage), are regulated by the legislation made by autonomous community governments with competence in mass media matters.

The following Autonomous Communities have FM radio broadcasting legislation in force: Andalucía, Aragón, Asturias, Baleares, Canarias, Cantabria, Castilla y León, Castilla La Mancha, Cataluña, Extremadura, Galicia, Madrid, Murcia, Basque Country, La Rioja and Valencia.

As regards renewals of concessions, the Decision of the Council of Ministers dated October 31, 2002, made public pursuant to a Decision on November 29, 2002 by the Office of the Secretary of State for Telecommunications and for the Information Society, the MW radio concessions previously granted to UNIPREX were renewed through 2012. As regards the FM radio broadcasting concessions held by UNIPREX and Antena de Radiodifusión, the concessions held by a group of radio stations in Asturias (Gijón) and Madrid (Alcalá de Henares) will be up next for renewal between September and December 2003.

1. Legal regime applicable to the radio broadcasting service: MW and FM

Pursuant to Article 26 of the Telecommunications Law:

- MW radio broadcasting services can be operated competitively under either of the following formats: (i) direct management by the State or its public entities; or (ii) indirect management

by individuals or legal entities under State administrative concessions granted by the Government; and

- FM radio broadcasting services can be operated competitively under either of the following formats: (i) directly by the public authorities or their competent public entities pursuant to the legislation on mass media, or indirectly by local corporations under an administrative concession; or (ii) indirectly by individuals or legal entities under administrative concessions granted by autonomous community governments if they have competence in mass media matters.

These public radio broadcasting services must always be established in accordance with the National Technical Plans approved by the Government, while the State, in turn, has authority to approve technical projects for facilities and to inspect them, as well as approve the Technical and Service Provision Regulations. Accordingly, Royal Decree 169/1989 approved the National Technical Plan for FM Radio Broadcasting, which was then amended by Royal Decree 1388/1997.

Additional Provision 6 of the Telecommunications Law establishes most notably the following requirements that must be met by the holder of any radio broadcasting service concession:

- No individual or legal entity can ever hold more than one concession for the operation of MW radio broadcasting services or more than two concessions for the operation of FM radio broadcasting services if the areas covered are substantially the same. In the latter case, more than one concession may only be granted to the same individual or legal entity if, having regard to the concessions already granted, diversity in the radio services on offer is sufficiently ensured.
- No individual or legal entity can have a majority stake in more than one concession-holder, if the areas covered by his or its radio broadcasting services are substantially the same.
- Individuals or legal entities that are nationals or residents of non EU countries cannot own an interest of more than 25 percent in a concession-holder, except where the principle of reciprocity is applicable. Individuals or legal entities resident in EU Member States or countries that have signed the European Economic Area Agreement and Protocol, are treated as Spanish nationals for these purposes. The principle of reciprocity means applying the same rights to a foreigner as those that would apply to a Spanish citizen in the foreigner's home country with respect to investment in radio broadcasting service providers.
- Any change in the ownership of shares, equity interests or equivalent securities of concession-holders, and any capital increases where the shares or equivalent securities are not subscribed in the same proportions by the owners of the capital stock, must receive prior authorization from the public authority that granted the concessions.

In addition, the main obligations of concession-holders include most notably the obligation to maintain the technical characteristics of the concession (location, power, frequency and other technical requirements) and the continuous provision of the service (minimum time established in the various pieces of legislation approved by autonomous community governments).

In accordance with State and autonomous community radio broadcasting legislation, a breach of the requirements will be subject to penalties, even including the revocation of the concession.

Additional Provision 6 also establishes that (i) concessions for managing a public radio broadcasting service are granted for a term of ten (10) years and are renewable successively for equal periods of time, unless the concession-holder is in breach of any of the essential obligations of the concession or has been found liable in a final judgment for the violation of a fundamental right (it should be borne in mind that the implementing legislation in certain autonomous communities includes additional conditions such as encouragement of the vernacular and cultural values of the territories in question); and (ii) concessions are transferable, provided that the transferee meets the statutory requirements and, in all cases, subject to prior administrative authorization.

2. Legal regime applicable to the digital terrestrial radio broadcasting service

The legal regime is established in Additional Provision 44 of Law 66/1997 on Tax, Administrative, Labor and Social Security Measures, Royal Decree 1287/1999 establishing the National Technical Plan for Digital Terrestrial Radio Broadcasting, and the Order of July 23, 1999 approving the Technical and Digital Terrestrial Radio Broadcasting Service Provision Regulations. Additionally, digital terrestrial radio broadcasting must conform to Additional

Provision 6 of the Telecommunications Law insofar as it applies, in general, to the radio broadcasting service.

The aforementioned legislation provides that the power to grant enabling instruments (administrative concessions) for the provision of this public service lies with the State if the service covers the whole of Spain, or with autonomous community governments if the service covers an autonomous community or local area.

In relation to indirect management of the service by private entities, the Order of July 23, 1999 provides that an individual or legal entity can only hold one concession to operate services where their areas of coverage are substantially the same unless, having regard to the number of concessions granted, the diversity of sources of news is sufficiently assured by the radio broadcasting services on offer. Furthermore, no individual or legal entity can hold a majority interest in several concession-holders where they operate digital terrestrial radio broadcasting services which are substantially the same in the territory covered.

Concessions are awarded for a term of ten years from the date of execution of the administrative agreement, and are renewable successively for equal periods of time by the body that granted them, subject to the same conditions as those established in section 1 above.

On March 10, 2000, ten administrative concessions for the establishment of nationwide frequency networks under indirect management were awarded, one of which was to UNIPREX. A further two concessions were then awarded on November 24, 2000.

III.2.2.3. Intellectual property

The television and radio businesses are subject to Legislative Royal Decree 1/1996 approving the revised Intellectual Property Law ("**Intellectual Property Law**")regulating matters concerning intellectual property rights in, inter alia, audiovisual works. The Intellectual Property Law is structured into two very distinct sets of rules: those relating to the declaration of substantive rights and those regulating the protection of those rights. The first set of rules defines, on the one hand, copyright corresponding to authors (the creators of the work) and, on the other hand, "related rights" acknowledged to certain individuals or legal entities whose involvement is indispensable for the performance, production or dissemination of works created by authors.

As regards the protection of intellectual property rights, the Intellectual Property Law establishes rules on the jurisdictional safeguards for those rights and the legal framework applicable to entities authorized to collectively manage the rights established in that Law.

III.3 <u>INFORMATION ON CAPITAL</u>

III.3.1 Capital stock. Par amount subscribed and paid in

As of the date of registration of this Prospectus, the capital stock of ANTENA 3 TELEVISIÓN was ONE HUNDRED SIXTY-SIX MILLION SIX HUNDRED SIXTY-EIGHT THOUSAND EUROS (€166,668,000) and was fully subscribed and paid in.

III.3.2 Calls on capital

There are no outstanding calls on capital.

III.3.3 Classes and series of shares

As of the date of registration of this Prospectus, the capital stock of ANTENA 3 TELEVISIÓN was divided into FIFTY-FIVE MILLION, FIVE HUNDRED FIFTY-SIX THOUSAND (55,556,000) SHARES, each with a par value of THREE EUROS (€3), and of one class and series, and conferring the same rights and obligations on their holders. The shares of ANTENA 3 TELEVISIÓN are not subject to any ancillary obligations.

The Bylaws of ANTENA 3 TELEVISIÓN do not contain any provisions on special privileges, powers or duties derived from ownership of the shares.

The shares are represented by book entries and Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (IBERCLEAR) and its participating entities are responsible for keeping an accounting record of the shares.

III.3.4 Changes in capital stock over the last three years

The capital stock of ANTENA 3 TELEVISIÓN was not modified in 2000, 2001 or 2002.

The Shareholders' Meeting on August 29, 2003 resolved to adjust the par value of the shares by a ratio of 1 to 3 for all of the shares of ANTENA 3 TELEVISIÓN and, consequently, it was resolved to multiply the par value of the shares by three, as a result of which the par value per share was increased from ONE EURO (€1) to THREE EUROS (€3) while, at the same time, the number of shares was divided by 3, thereby not giving rise to any variation in the amount of the capital stock.

In light of the foregoing, the capital stock is divided into FIFTY-FIVE MILLION, FIVE HUNDRED FIFTY-SIX THOUSAND (55,556,000) shares, each with a par value of €3, and all belonging to the same class and series.

III.3.5 Issues of convertible or exchangeable bonds or of bonds with warrants

As of the date of registration of this Prospectus, ANTENA 3 TELEVISIÓN had not issued convertible or exchangeable bonds or bonds with warrants,

Additionally, as of the date of verification of this Prospectus, no authority had been given to the Board of Directors by the Shareholders' Meeting to issue such bonds.

III.3.6 Securities representing advantages for founders and promoters

ANTENA 3 TELEVISIÓN has not issued any securities that represent advantages for the founders or promoters, or founder's shares.

III.3.7 Authority from the Shareholders' Meeting. Authorized capital

As of the date of verification of this Prospectus, there was no authority from the Shareholders' Meeting for the Board of Directors to increase capital stock.

III.3.8 Bylaw conditions for altering capital stock and the respective rights attaching to the shares

The Bylaws of ANTENA 3 TELEVISIÓN do not impose any special conditions for capital increases other than those generally provided for in the Spanish Corporations Law.

III.4 TREASURY STOCK

As of the date on which this Prospectus was prepared, the treasury stock held by ANTENA 3 TELEVISIÓN amounted to 481,502 shares, with a total par value of €1,444,506, representing 0.866% of its capital stock, and at a cost of €2,933,063.70, which is an amount equal to the restricted reserve recorded by the Company.

In 2000, 2001 and 2002, and between January 1, 2003 and the date of verification of this Prospectus, no transactions involving treasury stock were performed other than the acquisition of six (6) old shares from certain shareholders of the Company in order to facilitate the process of adjusting the par value of the shares.

On August 29, 2003, the Shareholders' Meeting granted the Board of Directors of the Company an authority, in conformity with Article 75 of the Spanish Corporations Law, to proceed between the date of the Meeting and the date of the next Annual Shareholders' Meeting with the derivative acquisition, whether directly or through any of its subsidiaries and whether by way of purchase or by any other legally accepted means, of a number of shares of treasury stock which, when added to those held from time to time by the Company and its subsidiaries, does not exceed 5% of the capital stock of ANTENA 3 TELEVISIÓN, at a price ranging from the par value of the shares and an amount equal to the average market price of the shares in the five days immediately before the purchase, subject to a maximum increase of 5% in such

average value, "market price" meaning for these purposes the highest price achieved on each of the five days, all subject to the statutory limits and requirements.

III.5 INCOME AND DIVIDENDS

Section II.13.2. of Chapter II sets forth data on the income obtained and distributed by ANTENA 3 TELEVISIÓN.

III.6 GROUP OF COMPANIES

III.6.1. Main subsidiaries and investees of ANTENA 3

As of the date of verification of this Prospectus, the ANTENA 3 Group comprised the following companies:



Antena 3 de Televisión, S.A.
Antena 3 Directo, S.A.U. 100%
A3D Chile Holdings, S.A. 99.9%
A3D Chile, S.A. 70%
Trading Team, S.L. 80%
Antena 3 Producciones, S.A. 99.9%
0.4%
0.000037%
Antena 3 Peru, S.A. 99.9%
Antena 3 Editorial, S.A.U. 100%
Antena 3 Temática, S.A.U. 100%
Arbatax Emisiones Audiovisuales, S.A.U 100% *
Antena 3 Castilla-León, S.A. 60%
Ensueño Films, S.L.U. 100%
Publicidad 3, S.A.U. 100% (See next diagram)
Antena 3 de Radiodifusión, S.A.U. 100%
Uniprex, S.A.U. 100%
Guadiana Producciones, S.A.U. 100%
Movierecord Cine, S.A.U. 100%
Canal Satelite Digital, S.A. 2.25%
Media Park, S.A. 0.944%
Televisao Independiente, S.A. 0.00152%
Canal Factoria de Ficción, S.A. 40%
Inversiones Valores Inmuebles, S.L. 92.35%
34%
Compunet Servicios Telemáticos, S.A. 66%
Nova Televisió, S.A. 51%
Megatrix, S.A.U. 100%
Antena 3 Internacional 100% *
Battres Comunicación Alternativas,S.A.U 100% *
Equalia Turf, S.A. 51% *
Licencias e Imagen, S.A.U. 100% *
Antena 3 Iniciativas Comerciales, S.A.U. 100% *
Megamundi, S.A. 51% *
Antena 3 Interactiva, S.A.U. 100% *
Digimedia S.A.U. 100% *
Todotoys Internet, S.L. 73.9% *
Digimedia Extremadura, S.A. *
In liquidation *


PUBLICIDAD 3, S.A.U
UNIPREX, S.A.
ANTENA DE RADIODIFUSIÓN, S.A.
Ipar Ondas, S.A.U 100%
Estaciones Radiofónicas de Aragón, S.A.U. 100%
Compañia Tres Mil Ochocientas, S.A.U. 100%
Radio Noticias Noventa, S.A.U. 100%
Radiosistemas Radiofónicos Cinco, S.L.U. 100%
Onda Cero, S.A.U. 100%
Ondadit, S.L.U. 100%
Grupo Universal Emisoras Radio Amanecer, S.A.U. 100%
Onda Cero Ramblas, S.L. 40%
La Veu de Lleida, S.L.U. 100%
Radio Tormes, S.A 100%
Radio Alamedilla, S.A.U. 100%
Corporación Radiofónica Castilla-La Mancha, S.A. 50% *
Corporación Radiofónica Castilla-León, S.A.* 50%
Corporación Radiofónica Regional de Murcia, S.A. 50%
Canal Media Radio, S.A. 100%
Radio Media Galicia, S.A. 100%
Corporación Radiofónica de Información y Deportes, S.L. 50%
Canal Radio Baleares, S.L. 100%
Canal Radio Castilla y León, S.L. 100%
Canal Radio Madrid, S.L. 100%
Canal Radio Valencia, S.L. 100%
Canal Media Aragón, S.L. 100%
Instituto Cantabro de Comunicación S.L. 20%
Cadena Voz de Burgos, S.L. 74% *
Radio Voz Castilla- La Mancha 20%
In liquidation *
Administrative authorization pending

As of the date of verification of this Prospectus, ANTENA 3 TELEVISIÓN does form part of any group of companies.

III.6.2. Basic information on the subsidiaries of ANTENA 3 TELEVISIÓN

The following pages contain tables setting forth basic information on the investees of ANTENA 3 TELEVISIÓN as of December 31, 2002, indicating, inter alia, their name, registered office, the direct or indirect holding of the Company, their capital stock, reserves, and the net value of the holding per the books of the parent company.

Companies included in the scope of consolidation

Holdings of ANTENA 3 TELEVISIÓN, S.A. (Data as of December 31, 2002) Thousands of Euros											
				Holding of ANTENA 3 TELEVISIÓN							
Corporate Name	Registered Office	Consolidation Method	Business	Direct	Indirect	Net Income (Loss)	Capital Stock	Reserves / Other Equity	Underlying Book Value of Holding	Cost per Books of ANTENA 3	Net Book Value of Holding as of December 31, 2002 (Euros)
Antena 3 Directo, S.A.	Fuerteventura 12, San Sebastián de los Reyes	Full	TV home shopping	100%		(9,961)	17,580	(2,693)	4,926	18,138	5,097
Movierecord, S.A.	Calle Martires de Alcalá 4, Madrid	Full	Advertising in cinemas	100%		(3,788)	801	5,513	2,526	18,006	7,145
Inversiones Valores Inmuebles, S.L.	Calle Gran Capitan 2-4, Edificio Nexus ,planta 1° Barcelona	Full	Portfolio company	84.60%		(606)	5	(2)	(605)	9,534	562
Antena 3 Producciones, S.A.	JR Nazca 704, Jesús María, Lima 11	Full	Audiovisual productions	99.96%	0.04%	240	2,922	227	3,389	6,343	5,556
Antena 3 Temática, S.A.	Fuerteventura 12, San Sebastián de los Reyes	Full	Audiovisual productions	100%		146	998	1,231	2,375	2,784	2,173
Compunet Servicios Telemáticos, S.A.	Fuerteventura 12, San Sebastián de los Reyes	Full	Internet	34%	66%	(213)	6	(728)	(936)	2,404	0
Megatrix, S.A.	Avda. Isla Graciosa s/n San Sebastián de los Reyes	Full	Audiovisual productions	100%		98	2,250	(1,324)	1,024	2,250	1,024
Ensueño Films, S.L.	Avda. Isla Graciosa s/n San Sebastián de los Reyes	Full	Audiovisual productions	100%		(1,262)	1,804	(345)	196	1,803	196
Antena 3 Internacional, Inc.	1200 Brickell Ave. Suite 16020 Delaware. Miami	Not included in scope of consolidation	Portfolio company	100%		n/a	2,321	(1,839)	n/a	1,676	434

Antena 3 Castilla-León, S.A.	Edi. Multimedia Promecal c/Los Astros s/n Valladolid	Full	Audiovisual productions	60%		(28)	2,100	(627)	1,445	1,260	867
Publicidad 3, S.A.	Avda. Isla Graciosa s/n San Sebastián de los Reyes	Full	Advertising and radio broadcasting services	100%		(23,074)	60	148	(22,866)	505	0
Antena 3 Perú, S.A.	JR Nazca 704, Jesús María, Lima 11	Full	Television	99.99%	0.001	(12)	3,016	(264)	2,740	3,128	2,745
Nova Televisió, S.A.	Calle Gremi Selleters i Basters, 14 Palma de Mallorca	Full	Audiovisual productions	51%		108	481	292	881	245	245
Guadiana Producciones, S.A.	Fuerteventura 12, San Sebastián de los Reyes	Full	Audiovisual productions	100%		72	60	1,036	1,168	66	66
Antena 3 Editorial, S.A.	Avda. Isla Graciosa s/n San Sebastián de los Reyes	Full	Management of rights	100%		607	60	376	1,043	60	60
Total holdings in group companies										**68,202**	**26,170**
Canal Factoría de Ficción, S.A.	Crta. Fuencarral-Alcobendas Km 12.450	Not included in scope of consolidation	Production of fiction programs	40%		n/a	600	548	n/a	240	240
Total holdings in associated companies										**240**	**240**

Canal Satélite Digital, S.L.	Ad. De los Artesanos, 6. Tres Cantos Madrid	Not included in scope of consolidation	Digital television	2.25%		(10,106)	285,885	(83,420)	192,359	11,145	3,430
T.V.I. Televisão Independiente, S.A.	Rua Mario Castelhano, 40 Queluz de Baixo, 2749-502. Barcarena	Not included in scope of consolidation	Television	0.001		n/a	65,810	n/a	n/a	2,016	0
Media Park, S.A.	Pol. Industrial 1, c/ Bullido s/n, Sant Just Desvern	Not included in scope of consolidation	Thematic producer	0.944%		(27,913)	45,245	27,237	44,569	1,142	421

Total other holdings		14,303	3,851
SUM OF THE COSTS AND NET VALUES OF HOLDINGS IN GROUP COMPANIES PER THE BOOKS OF ANTENA 3 TELEVISIÓN		82,745	30,261

The net value of holdings in the Group Companies in the above tables, per the books of ANTENA 3 TELEVISIÓN (30,261 thosand euros), matches the amount per the individual financial statements of ANTENA 3 TELEVISIÓN under the caption "Long-Term Investments": 237,909 net of "Long-Term Loans": 207,512 and "Long-Term Guarantees Given": 137.

Holdings of ANTENA 3 DIRECTO, S.A. (Data as of December 31, 2002) Thousands of Euros											
Corporate Name	Registered Office	Consolidation Method	Business	Holding of ANTENA 3 DIRECTO		Net Income (Loss)	Capital Stock	Reserves / Other Equity	Underlying Book Value of Holding	Cost per Books of ANTENA 3 DIRECTO	Net Book Value of Holding as of December 31, 2002 (Euros)
				Direct	Indirect						
A3D Chile Holdings, S.A. (*)	Av. Presidente Eduardo Frei Montalva, 6001. Santiago	Full	Portfolio company	99.9%		(230)	2,462	(243)	1,989	2,326	1,806
A3D Chile, S.A. (*)	Av. Presidente Eduardo Frei Montalva, 6001. Santiago	Full	TV home shopping		69.93%	(78)	2,322	(185)	2,060	1,999	1,999
Trading Team, S.L.	Parque Industrial Do Batel, lote 1-A, Frequesia de Alcochete	Full	TV home shopping	80%		854	30	153	1,037	1,596	1,062

Holdings of PUBLICIDAD 3, S.A.
(Data as of December 31, 2002)

Corporate Name	Registered Office	Consolidation Method	Business	Holding of PUBLICIDAD 3		Net Loss	Capital Stock	Reserves / Other Equity	Underlying Book Value of Holding	Cost per books of PUBLICIDAD 3	Net Book Value of Holding as of December 31, 2002 (Euros)
				Direct	Indirect						
Uniprex, S.A. (*)	Calle Ortega y Gasset 22-24 Madrid	Full	Radio broadcasting services	100%		(23,982)	43,391	(26,503)	(7,094)	153,964	123,129
Antena de Radiodifusión, S.A. (*)	Calle Ortega y Gasset 22-24 Madrid	Full	Radio broadcasting services	100%		(225)	601	(874)	(498)	9,272	8,570

Main Holdings of UNIPREX, S.A. and ANTENA DE RADIODIFUSIÓN, S.A.
(Data as of December 31, 2002)

Corporate Name	Registered Office	Consolidation Method	Business	Holding of UNIPREX GROUP		Net Income (Loss)	Capital Stock	Reserves / Other Equity	Underlying Book Value of Holding	Cost per Books of UNIPREX	Net Book Value of Holding as of December 31, 2002 (Euros)
				Direct	Indirect						
Grupo Universal Emisoras de Radio Amanecer, S.A.	C/ Jose Ortega y Gasset 22-24- Madrid	Not included in scope of consolidation	Radio station	100%		(4)	3,846	(2,922)	920	0	0
Corporación Radiofónica Castilla León, S.A.	C/ Francisco Hernández Pacheco, 14. Valladolid	Not included in scope of consolidation	Radio station	50%		(23)	60	3	40	30	30
Onda Cero Ramblas, S.L.	Av. Diagonal, 441. Barcelona	Not included in scope of consolidation	Radio station	40%		291	601	580	1,472	2,104	1,623

Holdings of ANTENA 3 TELEVISIÓN Group in dissolution (Data as of December 31, 2002)											
				Holding of ANTENA 3 TELEVISIÓN Group							
Corporate Name	Registered Office	Consolidation Method	Business	Direct	Indirect	Net Income (Loss)	Capital Stock	Reserves / Other Equity	Underlying Book Value of Holding	Cost per Books of ANTENA 3	Net Book Value of Holding as of December 31, 2002 (Euros)
Antena 3 Interactiva, S.A.	Fuerteventura San Sebastián de los Reyes	Not included in scope of consolidation	Internet	100%		(2,508)	8,415	(9,541)	(3,634)	8,415	0
Battres Comunicación Alternativa, S.A.	Fuerteventura San Sebastián de los Reyes	Not included in scope of consolidation	Organization and management of events	100%		(582)	301	(873)	(1,154)	3,652	0
Antena 3 Iniciativas Comerciales, S.A.	Fuerteventura San Sebastián de los Reyes	Not included in scope of consolidation	TV sales management	100%		(127)	3,516	(1,129)	2,260	3,516	0
Licencias e Imagen, S.A.	Fuerteventura 12, San Sebastián de los Reyes	Not included in scope of consolidation	Merchandising	100%		(407)	60	110	(237)	90	0
Digimedia, S.A.	Fuerteventura 12, San Sebastián de los Reyes	Not included in scope of consolidation	Sale of technology		100%	(49)	60	(17)	(6)	60	0
Arbatax Emisiones Audiovisuales, S.A.	Fuerteventura 12, San Sebastián de los Reyes	Not included in scope of consolidation	Audiovisual productions		100%	178	60	(67)	171	3,636	0

Draft for your review
Subject to changes
10/09/03

III.6.2. Corporate transactions at Group companies since January 1, 2003

The following table outlines the main corporate transactions performed since January 1, 2003, and describes in further detail the transactions in the table as well as other transactions still underway.

ANTENA 3 TELEVISIÓN

Corporate Transaction	Since January 1, 2003
Acquisition of holding, or capital increase	Nova Televisió, S.A.
Sale of holding	Usandizaga Canal y Asociados, S.A. Sprayette
Dissolution/Liquidation	Gestión de Telecomunicaciones 20002, S.L.U. Productora de Televisión de Aragón, S.A.U. Traherpa, S.L.U. Battres Comunicación Altenativa, Canarias, S.A.U. Cinemagazine, S.A.U. Producciones Below the Screen, S.L.U. Antena 3 Iniciativas Comerciales, S.A.U. Antena 3 Interactiva, S.A.U. Arbatax Emisiones Audiovisuales, S.A.U. Licencias e Imagen, S.A.U. Megamundi, S.A. Equalia Turf, S.A. Digimedia Extremadura, S.A. Antena 3 International, Inc.

UNIPREX

Corporate Transaction	January –September 2003
Acquisition of holding, or capital increase	Corporación Radiofónica Información y Deporte, S.L. Canal Media Radio, S.A.
Dissolution/Liquidation	Corporación Radiofónica Castilla-La Mancha Cadena Voz de Burgos, S.L. Corporación Radiofónica Regional de Murcia, S.A. Corporación Radiofónica de Castilla y León, S.A.

ANTENA 3 TELEVISIÓN

Corporate transactions since January 1, 2003

- **Nova Televisió, S.A.**

A deed was executed on May 13, 2003, recording a resolution to increase its capital stock by €420,714, by issuing and allotting 700 new registered shares, each with a par value of €601.02.

- **Gestión de Telecomunicaciones 2000, S.L., Sole-Shareholder Company**

A deed was executed on December 19, 2002, recording a resolution to dissolve the company and transfer en bloc its assets and liabilities to ANTENA 3 TELEVISIÓN. The deed was registered at the Mercantile Registry on January 29, 2003.

- **Productora Televisión de Aragón, S.A., Sole-Shareholder Company**

A deed was executed on December 17, 2002, recording a resolution to simultaneously dissolve and liquidate the company. The deed was registered at the Mercantile Registry on March 10, 2003.

- **Traherpa, S.L., Sole-Shareholder Company**

A deed was executed on December 11, 2002, for the dissolution of the company and the transfer of en bloc its assets and liabilities to ANTENA 3 TELEVISIÓN. The deed was registered at the Mercantile Registry on February 21, 2003.

- **Equalia Turf, S.A.**

A deed for the liquidation of the company was executed on May 10, 2002. The deed was registered at the Mercantile Registry on July 25, 2003.

- **Battres Comunicación Alternativa, Canarias, S.A., Sole-Shareholder Company**

A deed was executed on January 23, 2003, for the simultaneous dissolution and liquidation of the company. The deed was registered at the Mercantile Registry on April 5, 2003.

- **Cinemagazine, S.A., Sole-Shareholder Company**

A deed was executed on December 19, 2002, for the simultaneous dissolution and liquidation of the company. The deed was registered at the Mercantile Registry on January 30, 2003.

- **Producciones Below the Screen, S.L., Sole-Shareholder Company**

A deed was executed on April 1, 2003, recording a resolution to simultaneously dissolve and liquidate the company. The deed was registered at the Mercantile Registry on April 22, 2003.

- **Antena 3 Iniciativas Comerciales, S.A., Sole-Shareholder Company**

A deed was executed on December 17, 2002 for the dissolution of the company and the appointment of a liquidator. The deed was registered at the Mercantile Registry on January 30, 2003.

- **Antena 3 Interactiva, S.A., Sole-Shareholder Company**

A deed was executed on December 17, 2002 for the dissolution of the company and the appointment of a liquidator. The deed was registered at the Mercantile Registry on January 30, 2003.

- **Arbatax Emisiones Audiovisuales, S.A., Sole-Shareholder Company**

A deed was executed on December 17, 2002 for the dissolution of the company and the appointment of a liquidator. The deed was registered at the Mercantile Registry on January 30, 2003.

- **Licencias e Imagen, S.A., Sole-Shareholder Company**

A deed was executed on March 6, 2003 for the dissolution of the company and the appointment of a liquidator. The deed was registered at the Mercantile Registry on April 2, 2003.

- **Megamundi, S.A.**

A deed was executed on October 4, 2002 for the dissolution of the company and the appointment of a liquidator. The deed was registered at the Mercantile Registry on January 17, 2003.

- **Digimedia Extremadura, S.A.**

A deed was executed on July 15, 2003 for the dissolution of the company. The deed is pending registration at the Mercantile Registry.

- **Antena 3 Internacional, INC**

The Company has started the procedures for the dissolution and liquidation of this US company.

Furthermore, in 2002 and 2003 ANTENA 3 TELEVISIÓN made short-term investments in the following companies:

- **Usandizaga Canal y Asociados, S.A.**

Under a deed of sale dated April 25, 2003, ANTENA 3 TELEVISIÓN sold its holding (15%) in this company for €6,000, resulting in a capital loss of €535,000.

- **Sprayette**

Under an agreement dated May 14, 2003, ANTENA 3 DIRECTO, S.A., Sole-Shareholder Company sold its entire holding in the Argentinean company for €875,505, resulting in a capital loss of €11,950,256.

Corporate transactions by investees

UNIPREX

Corporación Radiofónica Información y Deporte, S.L.

A public deed was executed on December 16, 2002 for a capital increase of €471,480 by way of debt capitalization, through the issuance of 47,148 shares, each with a par value of €10, and additional paid-in capital of €1,885,898.46. UNIPREX subscribed and paid in full the par value and additional paid-in capital relating to 23,574 shares by capitalizing all of its financial claims against the company.

Canal Media Radio, S.A.

A share purchase agreement was executed on September 19, 2002 whereby UNIPREX, S.A. acquired all the capital stock of Canal Media Radio, S.A. (formerly Canal Mundo Radio, S.A.) and Radio Media Galicia, S.L. The acquisition was subject to the authorization by the Central Government and the Autonomous Community Government as the case may be.

Canal Media Radio, S.A. wholly owns Canal Radio Valencia, S.A. and has entered into a number of commitments to wholly acquire Canal Radio Madrid, S.A., Canal Radio Baleares, S.A., Canal Radio Castilla-León, S.A. and Canal Radio Aragón, S.A. for a total amount of euros 12, 000.

- **Corporación Radiofónica de Castilla- la Mancha, S.A.**

On May 19, 2003, the Special Shareholders' Meeting of the company resolved to dissolve the company, effective May 31, 2003. A public deed recording this resolution was executed on September 5, 2003 but has yet to be registered at the Mercantile Registry.

- **Corporación Radiofónica de Castilla-León, S.A.**

Pursuant to an agreement between the shareholders of the company dated July 16, 2002, the shareholders agreed to adopt a resolution to dissolve and liquidate the company, effective August 31, 2002. Any such resolution has yet to be adopted by the Shareholders' Meeting.

- **Cadena Voz de Burgos, S.L.**

A public deed was executed on February 11, 2002 for the dissolution of the company and the appointment of a liquidator. The deed was registered at the Mercantile Registry on April 30, 2002.

- **Corporación Radiofónica Regional de Murcia, S.A.**

On February 19, 2002, it was resolved to dissolve the company.

CHAPTER IV

MAIN BUSINESS ACTIVITIES OF THE ISSUER

CONTENTS

CHAPTER IV

MAIN BUSINESS ACTIVITIES OF THE ISSUER

IV.1. GENERAL POSITIONING

IV.1.1. General description of the businesses in which the ANTENA 3 Group operates

Antena 3 de Televisión, S.A. ("ANTENA 3 TELEVISIÓN") was incorporated on June 7, 1988, and its then sole corporate purpose was the indirect management of a public television service.

ANTENA 3 TELEVISIÓN submitted a bid in response to the public call for tenders made in accordance with Private Television Law 10/1988, and was awarded a concession for the indirect management of the public television service. This concession was awarded for a term of ten years pursuant to a resolution of the Spanish Council of Ministers on August 25, 1989.

ANTENA 3 TELEVISIÓN started broadcasting in December 1989, although it officially commenced operations in January 1990. It was the first private network to go on air.

On October 19, 1999, ANTENA 3 TELEVISIÓN applied for the renewal of the concession for a further ten years. The concession was renewed for this period of time pursuant to a resolution of the Spanish Council of Ministers on March 10, 2000, which was made public through a Resolution of the Secretariat-General of Communications dated March 10, 2000. The renewal of the concession gave rise, inter alia, to the obligation to commence digital broadcasting from April 3, 2002. In this connection, ANTENA 3 TELEVISIÓN made the necessary investments and started digital broadcasting by that date.

Apart from its television activities, since 1993 ANTENA 3 TELEVISIÓN has been implementing a diversification strategy, either directly or through companies in its Group ("the ANTENA 3 Group"), aimed at providing it with additional sources of growth. This diversification strategy was intensified in 1998 in view of the prospects offered by the pay TV and Internet businesses and the strength of the advertising market.

Thus, in addition to its television business in the strict sense, the business activities in which the ANTENA 3 Group engages may be grouped together as follows:

Radio

On September 10, 2002, the purchase and sale agreement whereby Publicidad 3, S.A., a subsidiary of ANTENA 3 TELEVISIÓN that owns several radio stations, acquired all the shares of UNIPREX, S.A. ("UNIPREX") and Cadena Voz de Radiodifusión, S.A. (now ANTENA de Radiodifusión, S.A.), which operate under the "ONDA CERO" trade name, was executed in a public deed. As a result, the ANTENA 3 Group now holds various concessions to provide public radio broadcasting services. As in the case of television, the radio business unit makes most of its revenues by managing the advertising inserted in its broadcasts.

Advertising in cinemas

This business, which is carried on through the subsidiary Movierecord Cine, S.A., manages the advertising shown in cinemas before each film showing.

Telesales and telemarketing

Antena 3 Directo, S.A. (in Spain), Trading Team, S.L. (in Portugal) and Antena 3 Directo Chile, S.A. (in Chile) engage mainly in the sales of a large number of products via television.

Film production and advertising

Through Ensueño Films, S.L. and Guadiana Producciones, S.A. the ANTENA 3 Group produces and manages feature films and advertising spots.

Other investments

These investments include equity investments in other companies such as Canal Satélite Digital, S.L. (2.25%), Televisao Independiente de Portugal (0.001%) and Mediapark (0.94%).

As can be seen, the ANTENA 3 Group's main business activities are very closely tied to the trend in advertising expenditure, from which the Group companies obtain the greatest proportion of their revenues.

IV.1.2. The advertising market in Spain

In 2002 total advertising expenditure in Spain amounted to approximately €11,708 million.

Following is a detail of the trend in advertising expenditure in Spain and of the percentages of total advertising expenditure represented by each medium:

(Amounts in Millions of Euros)	2002	%	2001	%	2000	%	1999	%	1998	%
Daily newspapers	1,531.2	28.3%	1,593.8	29.1%	1,692.1	29.2%	1,529.9	29.3%	1,327.1	30.2%
Sunday supplements	106.8	2.0%	111.3	2.0%	116.6	2.0%	108.6	2.1%	103.4	2.4%
Magazines	590.1	10.9%	619.9	11.3%	618.4	10.7%	566.8	10.9%	526.5	12.0%
Radio	484.9	9.0%	489.5	9.0%	501.8	8.7%	465.9	8.9%	411.2	9.4%
Cinema	45.3	0.8%	44.6	0.8%	55.2	1.0%	42.4	0.8%	35.4	0.8%
TV	2,184.6	40.4%	2,150.9	39.3%	2,323.6	40.1%	2,107.7	40.4%	1,789.4	40.8%
Billboards	408.7	7.6%	406.5	7.4%	426.4	7.4%	386.2	7.4%	198.0	4.5%
Internet	52.2	1.0%	51.6	0.9%	53.4	0.9%	15.0	0.3%	0.0	0.0%
Conventional media subtotal	5,403.8	100.0%	5,468.1	100.0%	5,787.5	100.0%	5,222.7	100.0%	4,391.0	100.0%
Subtotal as a % of total advert. expenditure		46.2%		46.8%		49.1%		48.7%		48.2%
Non-conventional media subtotal and subtotal as a % of total advert. expenditure	6,303.9	53.8%	6,211.6	53.2%	6,009.6	50.9%	5,492.6	51.3%	4,716.4	51.8%
Total advertising	11,707.7	100.0%	11,679.7	100.0%	11,797.1	100.0%	10,715.3	100.0%	9,107.5	100.0%

Source: Infoadex

Advertising expenditure grew steadily in the period from 1996 to 2000, recovering after the recession at the beginning of the nineties. This growth was due to various factors, such as the economic situation in Spain and Spain's progressive Europeanization, the deregulation of certain industries (telecommunications), the development and spread of new technologies (the Internet) and the emergence of new types of television (cable, digital, local, etc.). This trend was broken in 2001, with a slight fall of 1% and a slight increase of 0.24% in 2002 to give total advertising expenditure of €11,708 million in that year.

It should be noted that the television sector grew constantly in the period from 1989 to 1990, a period in which certain regional (autonomous community) and private television channels commenced operations. However, in 2001 and 2002 television advertising expenditure dropped. Between 1999 and 2000 television grew as a receiver of advertising expenditure by 10.7% between 1999 and 2000, only to drop back by 7.43% between 2000 and 2001, going on to grow by 1.6% between 2001 and 2002. According to Sofres, Spain has one of the highest rates of television watching in the European Union and, accordingly, the use of television as an advertising medium is highly attractive (source: Infoadex).

Historically, the radio's role as a means of entertainment and social communication has been more significant in Spain than in other European countries. This was due, among other factors, to the relatively late introduction of television and the slow deployment of its national coverage. Today, the role of the radio has changed significantly and currently tends to be listened to while people are engaged in other daily activities, whereas the television is the most widely consumed medium. Radio advertising expenditure grew by 7.7% between 1999 and 2000, fell by 2.45% between 2000 and 2001 and then fell slightly by 0.94% between 2001 and 2002 (source: Infoadex).

Advertising in cinemas has been consolidated and has increased in recent years, benefiting from the general rise in consumption of cinema and other leisure products in Spain. Advertising expenditure increased by 30.1% between 1999 and 2000, dropped by 19.3% between 2000 and 2001 and then rose by 1.66% between 2001 and 2002 (source: Infoadex).

IV.1.3. Organizational structure

As mentioned above, the ANTENA 3 Group is structured in various business units in which the Group companies are included on the basis of the business activities carried on by them.

The organizational structure of the ANTENA 3 Group's various business units at the date on which this Prospectus was approved is as follows:


Group ANTENA 3
TELEVISION
OTHER ACTIVITIES
RADIO
PUBLICIDAD 3
ANTENA 3
ADVERTISING IN CINEMAS
TELESALES TELEMARKETING
FILM AND ADVERTISING PRODUCTION
OTHER INVESTMENTS
UNIPREX (Onda Cero)
A3 C y L
MOVIERECORD
ANTENA 3 DIRECTO
ENSUEÑO FILMS
COMPUNET
ANTENA DE RADIODIFUSIÓN
NOVA TELEVISIÓ
TRADING TEAM (Portugal)
GUADIANA
CANAL SATÉLITE DIGITAL
A3 EDITORIAL
AD3 CHILE HOLDING
MEDIAPARK
A3 PRODUCCIONES (Peru)*
TVI (Portugal)
A3D CHILE

The full corporate structure of the ANTENA 3 Group's investments, showing the percentage of ownership of the capital of each of the companies, is shown in Chapter III of this Prospectus.

IV.1.4. Main financial aggregates for 2002, 2001 and 2000

In this section the main consolidated financial data of the ANTENA 3 Group for the last three fiscal years are analyzed. The audited information relating to 2002 is shown in **Exhibit I** to this Prospectus. Chapter V contains an extract of the most significant aspects of the following information:

STATEMENTS OF OPERATIONS (thousands of euros)	**2002**	**2001**	**2000**
Net sales	**636,688**	**584,366**	**667,282**
Gross sales	**697,890**	**644,928**	**720,023**
Sales discounts	**(61,202)**	**(60,562)**	**(52,741)**
Increase in inventories	**0**	**530**	**2,636**
Other revenues	**33,964**	**51,182**	**33,363**
Net revenues	**670,652**	**636,078**	**703,281**
Program and other amortization	**308,627**	**232,256**	**280,135**
Personnel expenses	**141,123**	**118,399**	**105,831**
Rent and royalties	**40,335**	**25,766**	**27,672**
Other current operating expenses	**130,291**	**146,272**	**90,866**
Taxes other than income tax	**1,263**	**3,088**	**662**
Depreciation and amortization expense	**28,131**	**20,967**	**16,792**
Variation in operating allowances	**6,050**	**3,541**	**1,058**
Total operating expenses	**655,820**	**550,289**	**523,016**
Operating income	**14,832**	**85,789**	**180,265**
Financial income (loss)	**(5,273)**	**149**	**(1,757)**
Exchange differences	**1,108**	**(2,723)**	**577**
Amortization of goodwill	**14,568**	**7,881**	**3,474**
Income from (Loss on) ordinary activities	**(3,901)**	**75,334**	**175,610**
Extraordinary loss	**(41,596)**	**(13,631)**	**(234)**
Consolidated income (loss) before taxes	**(45,497)**	**61,703**	**175,376**
Corporate income tax	**(15,590)**	**13,698**	**52,065**
Consolidated income (loss) for the year	**(29,907)**	**48,005**	**123,311**
Income (Loss) attributed to minority interests	**130**	**(48)**	**67**
Income (Loss) for the year attributed to the Parent Company	**(30,037)**	**48,053**	**123,244**

BALANCE SHEETS *(thousands of euros)*	**2002**	**2001**	**2000**
Start-up expenses	21,678	1,431	1,092
Intangible assets	15,323	14,551	9,386
Tangible fixed assets	137,412	127,106	128,328
Long-term investments	21,448	12,418	6,593
Treasury stock	2,933	2,933	2,933
Prepaid taxes	7,183	5,498	7,440
Total fixed and other noncurrent assets	**205,977**	**163,937**	**155,772**
Consolidation goodwill	144,743	24,913	30,400
Deferred charges	1,847	12	10
Inventories	304,950	317,568	303,156
Accounts receivable	221,158	195,003	210,407
Short-term investments	28,220	27,689	18,176
Cash	7,471	23,805	13,206
Accrual accounts	3,535	3,827	7,504
Total current assets	**565,334**	**567,892**	**552,449**
TOTAL ASSETS	**917,901**	**756,754**	**738,631**
Capital stock	166,668	166,668	166,668
Reserves	291,178	342,506	294,951
Total shareholders' equity	**457,846**	**509,174**	**461,619**
Minority interests	1,989	1,745	877
Deferred revenues	0	1	29
Provisions for contingencies and expenses	18	282	0
Long-term payables to credit institutions	128,721	3,062	67
Other long-term payables	4,863	7,105	3,933
Total long-term debt	**133,584**	**10,167**	**4,000**
Short-term payables to credit institutions	21,724	2,645	19,648
Trade accounts payable	168,106	151,436	182,725
Payable to Group and associated companies	45,769	12,066	15,536
Customer advances	2,090	2,664	809
Taxes payable	12,304	10,238	16,913
Other nontrade payables	10,285	15,278	4,800
Other provisions	63,469	39,559	28,830
Accrual accounts	717	1,499	2,845
Total current liabilities	**324,464**	**235,385**	**272,106**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**917,901**	**756,754**	**738,631**

The detail of net revenues by business unit is showed in the following tables:

	2002			2001			2000	
	Revenues	% of Revenues	% Variation 2002/2001	Revenues	% of Revenues	% Variation 2001/2000	Revenues	% of Revenues
Television	534,081	79.64%	(2.93%)	550,210	86.50%	(10.67%)	615,962	87.58%
Radio	76,546	11.41%	-	-	-	-	-	-
Other activities	60,025	8.95%	(30.10%)	85,868	13.50%	(1.66%)	87,319	12.42%
Total consolidated revenues	**670,652**	**100.00%**	5.44%	**636,078**	**100.00%**	(9.56%)	**703,281**	**100.00%**

The radio business (UNIPREX and Antena de Radiodifusión) became part of the ANTENA 3 Group in 2002. In 2001 and 2000 the radio business was carried on exclusively by Publicidad 3, which did not generate any income, due that its six concessions were assigned to UNIPREX, being conditioned to the payment of the consideration of the stations results.

The detail of consolidated EBITDA for 2002, 2001 and 2000 is as follows:

	2002			2001			2000	
	EBITDA	% of EBITDA	% Variation 2002/2001	EBITDA	% of EBITDA	% Variation 2001/2000	EBITDA	% of EBITDA
Antena 3 Televisión	52,874	123.07%	(51.17%)	108,288	101,44%	(44.70%)	191,236	97,05%
RADIO	(3,601)	(8.38%)	n.a.	(7)	(0,01%)	-40%	(5)	0
Other activities	(6,310)	(14.69%)	n.a.	(1526)	(1,43%)	(24.17%)	5,826	2,96%
Total consolidated EBITDA	**42.963**	**100%**	**(59.56%)**	**106.755**	**100%**	**(45.83%)**	**197.057**	**100%**

The detail, by line of business (Television, Radio AND Other Activities), of the variations in 2000, 2001 and 2002 in the ANTENA 3 Group's various sources of revenues is as follows:

		2002	Income %	% Variation 2002/2001	2001	Income %	% Variation 2001/2000	2000	Income %
Net Advertising Sales		**582.327**	**86.83%**	**9.97%**	**529.509**	**83,25%**	**(12,92%)**	**608.068**	
	Television	507,249	75.64%	(2.59%)	520,736	81,87%	(10,53%)	582.027	**86,46%**
	Radio	71,323	10.63%	100,00%	-	n.a.	n.a.	-	82,76%
	Other activities	3,755	0.56%	(57.20%)	8,773	1,38%	(66,31%)	26.041	n.a.
Other sales		**54.361**	**8.11%**	**(0.90%)**	**54,856**	**8,62%**	**(7,36%=**	**59,215**	3,70%
	Other activities	54,361	8.11%	(0.90%)	54,856	8,62%	(7,36%)	59.215	**8,42%**
Other revenues		**33,964**	**5.06%**	**(34.32%)**	**51,713**	**8,13%**	**43,65%**	**35.999**	8,42%
	Television	26,832	4.00%	(8.96%)	29,474	4,63%	(13,15%)	33.936	**5,12%**
	Radio	5,223	0.78%	100.00%	-	n.a.	n.a.	-	4,83%
	Other activities	1,909	0.28%	(91.42%)	22,238	3,50%	977,94%	2.063	n.a.
Total sales		**670.652**	**100.00%**	**5.44%**	**636,078**	**100,00%**	**-9,56%**	**703,281**	0,29%

ANTENA 3 Group develops its activities in the advertisement industry. The source of income of the main business lines (television, radio and cinema) is the selling of advertisement space.

The selling of advertisement space represents 87% of ANTENA 3 Group total income. From this figure, Television is the major player with a contribution of 75,6%, followed by Radio which contributes with 10,6%. The remaining activities generate only 0,56% of the total income.

In addition to advertisement sales, ANTENA 3 Group income comes from the sales generated by another activities such as catalogue sales and Teletienda, both developed by Antena 3 Directo. These activities have generated 8,1% of the total income. Additionally, ANTENA 3 Group obtains other income through the television business line that represents 4% of the total income, such as audiotext, teletext, direct marketing, and the sales of own productions.

The above mentioned income, depend in great deal of the audience share of the media (specially television and radio) and the advertisement expenses that advertisers expect in connection to expenditure figures. Therefore, total income is very sensitive to changes in the Spanish economy, since it has a major influence in the advertisement business.

In this sense, Spanish Economy positive outlook, added to a remarkable evolution of the advertisement industry have meant that advertisement sales have been increasing constantly up to 2000. In 2001, the upward trend came to a halt due to the general economic crisis, that advertisement industry suffered especially, and as a result ANTENA 3 audience share got significantly reduced. This situation got slightly better in 2002, with the recovery of the advertisement industry, although ANTENA 3 market share remains in line with the audience levels.

IV.1.5. Terminology and information sources

a) Terminology

AUDIENCE: Number of individuals who view/listen to/read a given medium.

AUDIENCE (Television): Number of persons over four years of age who watch television at a given time.

AUDIENCE (Radio): Number of listeners on an average day specifying on a half-hourly basis, starting at 6 a.m. one day and ending at 6 a.m. the following day.

CUMULATIVE AUDIENCE (Radio): Number of individuals, expressed in absolute terms or as a percentage of all listeners, who state that they listen to a given station for at least half an hour.

AVERAGE AUDIENCE (Radio): Average number of individuals (expressed in absolute terms or as a percentage of all listeners) who have listened to a given station for a specific period of time. This is calculated by weighting each listener by his or her listening time.

ADVERTISING COVERAGE: Percentage of the target audience that has seen an advertisement at least once in a given period of time.

SPOTS (Radio): Advertisements that are broadcast during programs.

SHARE OF ADVERTISING EXPENDITURE: Percentage of advertising expenditure earmarked for a given medium.

ENG: (Electronic News Gathering). Portable equipment consisting of a camera, microphone and videotape recorder to cover news outside the studios.

TTS (Mobile Satellite Transportable Terrestrial Station): Mobile unit for the transmission of satellite signals.

GRP (*Gross Rating Point*): Parameter for measuring the effectiveness of advertising on the television used by the television companies, the media buyers and advertising agencies. It reflects the percentage of the audience who has seen a TV spot and a potential market determined beforehand by the parties, which is then compared subsequently with the information provided by Sofres, over a given period of time. GRPs are measured per minute, although spots usually last 20 seconds.

GRPs are also calculated by multiplying net coverage by the frequency of a spot.

ACKNOWLEDGMENTS: Acknowledgement-comments, usually made by the announcer or presenter.

PROMOTIONAL PROGRAMS: Sponsorship of one minute (usually) included as part of a program and with advertising content.

MINUTES OF LISTENING: Refers to a specific station and period of time and reflects average consumption per person on a minute basis. Consumption may be "per capita" (referring to the total population) or "per listener" (limited to the portion of the public who have stated that they sometimes listen).

MPEG: (Motion Picture Experts Group). System of compressing motion pictures, ISO Standard, founded in 1988 and working on defining the standards for compressing motion pictures.

MULTIPLEX: Transmission system whereby the signal is broadcast to various destinations simultaneously by the same physical channel.

PROFILE: Percentage distribution of the cumulative audience through various categories of one or more variables.

TARGET AUDIENCE: Group of people to whom the advertising message is addressed.

SHARE: Reflects the distribution of listening per station over a given period of time. For each station share is calculated as the percentage quotient between its average audience and the medium's total average audience or, equally, between the "per capita" consumption of the station and the "per capita" consumption of the medium.

Television SPOT: 20-second advertisement.

b) Information sources

Infoadex: Infoadex, S.A. conducts independent surveys of expenditure in the advertising market as a whole, detailed by media and station, but not by advertising editors and recipients. On a daily basis Infoadex controls, files and analyzes all advertising insertions made in all the conventional media.

Sofres: Sofres Audiencia de Medios, S.A. ("Sofres A.M.") gathers daily television audience information. The Sofres A.M. information constitutes the standardized information through which the industry and advertising customers assess the success of specific programs in specific audience segments and carries a statistical margin of error, according to Sofres A.M., of approximately 1%.

EGM: The Estudio General de Medios (General Media Survey), prepared by AIMC (Association for Media Research), an association in which all areas of the industry are represented (media, agencies, advertisers and media buyers), analyzes media audiences (press, radio, television, etc.) through interviews with Spaniards of over 14 years of age. The surveys are conducted three times a year and relate to periods known as "waves": "Wave" 1, from January to March; "Wave" 2, from April to June; and "Wave" 3, from September to November. The information provided shows average daily audiences, the people using a given medium, their profile, distribution, etc.

ARCE: System for measuring advertising occupancy on the radio and the level of saturation at network level. ARCE also analyzes advertising insertions and campaigns by advertiser and makes it possible to include information on advertising expenditure in the press.

Noticias de la Comunicación: Monthly journal reporting on media developments.

IV.2. ANTENA 3 TELEVISIÓN

IV.2.1. Background

The ANTENA 3 Group carries on its business activities in the television industry through ANTENA 3 TELEVISIÓN, which holds the concession for the indirect management of a public television service. ANTENA 3 TELEVISIÓN started broadcasting in December 1989, although it officially commenced operations in January 1990 and was the first private network to go on air. Also, ANTENA 3 TELEVISIÓN applied for and was granted an extension to the content of the public television services to encompass a program within a digital multiple channel, enabling it to manage a digital program. ANTENA 3 TELEVISIÓN, together with the other two private television public service concession-holders, was granted the right to commence broadcasting from October 30, 1999. In April 2002 ANTENA 3 TELEVISIÓN started its terrestrial digital television broadcasts.

The detail of the net revenues and earnings, relating exclusively to the television business carried on by ANTENA 3 TELEVISIÓN, for 2002, 2001 and 2000 is as follows:

	2002	% Variation	2001	% Variation	2000
Net revenues	534,081	(2.93%)	550,210	(10.67%)	615,962
EBITDA	52,874	(51.17%)	108,288	(44.70%	191,236
Net revenues as a % of the ANTENA 3 Group's revenues	79.64%	-	86.50%	-	87.58%
EBITDA as a % of the ANTENA 3 Group's EBITDA	123.07%	-	101.44%	-	97.05 %

The previous table show the fall by 10% of the net revenues, from years 2001 to 2000, and a further 2,93% from 2002 to 2001, due to market environment significative fall in ANTENA 3 TELEVISION audience share. Following the abovementioned income decrease, the EBITDA falls, noting adversely the effects of the Japan and Korea Football World cup.

IV.2.2. Television market in Spain. Competitors

The television industry in Spain is made up of the following players:

a) Two public, estate general-content programming, free to air television channels managed by Ente Público Radio Televisión Española ("Televisión Española").

b) Two private general-content programming, free to air channels with Spain-wide coverage: ANTENA 3 TELEVISIÓN and Telecinco.

c) 12 regional (autonomous community) general-content programming, free to air channels.

d) One terrestrial analog pay television channel: Canal +.

e) One satellite digital pay television platform: Digital +.

f) A broad range of local free to air broadcasters.

g) Cable pay television operators.

The following table shows the trend in the audience of the various television channels in the period from 1990 through 2002:

	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992
PUBLIC	**50.1%**	**49.6%**	**49.3%**	**49.3%**	**50.9%**	**51.4%**	**51.3%**	**52.2%**	**52.6%**	**55.0%**	**62.0%**
RTVE	**32.4%**	**32.6%**	**32.4%**	**33.0%**	**34.4%**	**34.0%**	**35.9%**	**36.8%**	**37.4%**	**39.4%**	**45.5%**
TVE	24.7%	24.8%	24.5%	24.9%	25.6%	25.1%	26.9%	27.6%	27.6%	29.8%	32.6%
La 2	7.7%	7.8%	7.9%	8.1%	8.8%	8.9%	9.0%	9.2%	9.8%	9.6%	12.9%
Regional	**17.7%**	**17.0%**	**16.9%**	**16.3%**	**16.5%**	**17.4%**	**15.4%**	**15.4%**	**15.2%**	**15.6%**	**16.5%**
PRIVATE	**49.9%**	**50.4%**	**50.7%**	**50.7%**	**49.1%**	**48.6%**	**48.7%**	**47.8%**	**47.4%**	**45.0%**	**38.0%**
Antena 3 TV	20.2%	20.4%	21.5%	22.8%	22.8%	22.7%	25.0%	26.0%	25.7%	21.1%	14.7%
Tele 5	20.2%	21.0%	22.3%	21.0%	20.4%	21.5%	20.2%	18.5%	19.0%	21.4%	20.8%
Canal +	2.0%	2.3%	2.1%	2.4%	2.4%	2.7%	2.2%	2.3%	1.9%	1.9%	1.7%
Other	7.5%	6.7%	4.8	4.5%	3.5%	1.7%	1.3%	1.0%	0.8%	0.6%	0.8
TOTAL	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**

Source: Sofres A.M.

It should be noted in relation to the foregoing table that initially the private networks started broadcasting in certain geographic areas, but not throughout Spain and that they gradually increased their coverage to give them a penetration that is currently only slightly below that of TVE-1. The table shows that ANTENA 3 TELEVISIÓN's audience share increased in the first few years of broadcasting until it peaked in 1995. From that year onwards, as a result of the entry into the television market of new operators, its audience share fell to 20.2% in 2002.

The foregoing table also shows, one the one hand, that the public television channels have seen their audience shares increase and, on the other, that the development of pay TV (which accounts for 9.5% of

the total audience in 2002) has significantly eroded the viewing figures of the private free-to-air TV channels.

The following table shows the trend over the last ten years in the average time that each Spaniard dedicates to watching the television each day:

DAILY TELEVISION VIEWING TIME (MINUTES)

Year	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992
Minutes	210	208	210	213	210	209	214	211	210	204	194

Total for the whole of Spain in 2001 and 2002, mainland Spain and Balearic Islands for the other years. Source: Sofres, A.M.

It can be seen that as a result of the emergence of the private networks there was an increase in the time spent watching television, which peaked in 1996. In recent years, annual television consumption in Spain appears to have leveled out at around 210 minutes per day per individual. This makes Spain one of the countries in Western Europe and the world where television is most watched, since, according to local institutes (Sofres A.M. in Spain), in 2002 the greatest television consumer was the U.K., with 241 minutes per person per day, followed by the U.S. (238), Italy (230), Japan (222), Greece (219) and Spain (210). After Spain come Southern Belgium (209), Germany (201), France and Ireland (197), Denmark (169) and the Netherlands (168), with German-speaking Switzerland and Luxembourg taking the last two places with 131 and 112 minutes/day, respectively.

According to Infoadex, the annual television advertising expenditure share of each of the Spanish television networks in the period from 1997 to 2002 was as follows:

Share of advertising expenditure	2002	2001	2000	1999	1998	1997
ANTENA 3 TELEVISIÓN	25.5%	27.0%	27.9%	27.5%	26.9%	28.1%
Telecinco	27.3%	28.2%	28.1%	26.7%	26.2%	25.9%
TVE (*)	31.4%	28.3%	27.4%	28.6%	30.3%	29.7%
REGIONAL	14.5%	15.1%	15.2%	15.9%	15.5%	15.0%
CANAL +	1.3%	1.4%	1.3%	1.3%	1.1%	1.3%

Source: Infoadex.
(*) It is not possible to provide a breakdown for TVE.

Between 2001 and 2002 ANTENA 3 TELEVISION reduces its investment share within the publicity market, mainly due to the fallen of the audience share and the aggressively direct competition of other television channels. A comparison of share of expenditure and audience share of ANTENA 3 TELEVISIÓN shows that the Company has a higher share of expenditure than audience share (efficiency ratio). This is due mainly, on the one hand, to the type of viewers, who are closer to what the advertisers are looking for, and, on the other, ANTENA 3 TELEVISIÓN's commercial strategy of trying to maximize audience share in order to obtain the highest possible advertising revenues.

IV.2.3. Commercial activities of ANTENA 3 TELEVISIÓN

A) Market players

The players involved in the advertising market are as follows:

- advertisers;
- advertising agencies; and
- media buyers.

The average profile of a Spanish advertiser is a multinational company using the television on a permanent daily basis and maintaining average expenditure throughout the year of around €33 million. In 2002 the 20 largest advertisers accounted for 32% of the Company's advertising revenues.

As regards the advertising agencies and media buyers, the usual process is as follows: the advertisers reach an agreement with the advertising agencies on the creative aspects of the campaign and receive advice on the various possible advertising vehicles so that, subsequently, the media buyers/advertisers negotiate the purchase conditions with each medium individually, wielding their negotiating power on the basis of their purchase volumes. However, there are also numerous cases on the market of vertically-integrated media buyers offering their customers advisory and creativity services and also, to a lesser degree, of agencies that negotiate agreements with the media and then monitor the results.

Both the media buyers and the agencies accrue an agency fee to the medium, based on total contracted volumes plus a volume rebate depending on the purchase volume, which is established in the general contracting conditions for the year's transactions.

Advertisers can also contract directly with ANTENA 3 TELEVISIÓN without involving agencies. ANTENA 3 TELEVISIÓN enters into a direct agreement with the advertiser, establishing the content in all cases, irrespective of whether or not the media buyers are billed when the purchase has gone through.

In 2002 90% of ANTENA 3 TELEVISIÓN's advertising revenues arose from media buyers intermediating between the medium and advertising agencies/advertisers.

In addition to the revenues generated by the broadcasting of conventional advertising, ANTENA 3 TELEVISIÓN generates other revenues, which are detailed in section C) below.

B) Sale of advertising space

The Company's main source of revenues is from broadcasting advertisement spots. There are two basic types of advertising sales: discount sales and audience-dependent sales. In the first case a discount is applied to the published rate so that the price of the spot is always the same, regardless of the audience attained. In the second case the price (cost) is negotiated on the basis of the audience achieved.

Substantially all the advertising sales are of the cost/audience type. To gauge the effectiveness of a television spot, Gross Rating Point (GRP) concept (see definitions section) is generally used.

The folloeing table shows the variations in the GRP cost in the last few years:

GRP cost	2003	2002	2001	2000
	762	723	759	846

The foregoing table shows that prices fell by 10.2% in 2001 and by 4.7% in 2002, in line with the negative performance of the advertising market in recent years and the drop in audience share of ANTENA 3 TELEVISIÓN. However, the improved situation of the advertising market in 2003 pushed prices up by 5.4%.

As a complement to above, the following table shows the GPR cost of every promotion that has been tested with adults (older that 16 years old), housewives and youngsters (13 to 24 age range). The evolution of the figures runs in parallel to the above table.

	2002	2001	2000
Adults	711	755	853
Housewives	565	592	669
Youngsters	863	877	968

The geographical detail of the advertising expenditure at ANTENA 3 TELEVISIÓN in 2002 is as follows:

-National: 92%

-Regional and local: 8%

Most discount sales relate to regional and local advertising.

ANTENA 3 TELEVISIÓN, through simultaneous breaks in national broadcasting at various times of the day, offers advertising in various local broadcasts, which enables smaller advertisers to advertise on the television and gives larger advertisers an opportunity to strengthen their campaigns on a regional basis.

Broadcasting in the Canary Islands is independent from national broadcasting and also has two local broadcasting breaks, namely those of Tenerife and Las Palmas.

In addition to conventional advertising (advertising spots), ANTENA 3 TELEVISIÓN offers other types of advertising formulas such as sponsorship, telepromotions, etc., which are grouped together under the heading of Special Advertising.

The following table shows the trend in conventional and special advertising revenues in 2002, 2001 and 2000:

	2002	%	2001	%	2000	%
Conventional advertising	511,609	100.86%	513,612	98.63%	584,108	100,36%
- National	470,034	92.66% %	477,666	91.73%	538,703	92.56%
- Regional and Local	41,575	8.20%	35,946	6.90%	45,405	7.80%
Special advertising	40,739	8.03%	55,134	10.59%	45,363	7.79%
Discounts and Rebate over sales	(45,099)	(8.89%)	(48,010)	(9,22)	(47,444)	(8.15%)
Total	**507,249**	**100.00%**	**520,736**	**100.00%**	**582,027**	**100.00%**

It can be seen that national advertising revenues have fallen in the last two years as a result of, on the one hand, the weakness of the advertising market in general and, on the other, the drop in the audience share of ANTENA 3 TELEVISIÓN in recent years.

Regional and local advertising have, in general terms, been less affected by the downturn in advertising. However, in 2001, in order to boost national advertising in the face of the crisis in the advertising market, there were fewer breaks in national broadcasts, giving rise to a decrease in local and regional advertising.

C) Other revenues

In addition to advertising, ANTENA 3 TELEVISIÓN generates other revenues, such as those from the sale of advertising on the Internet (through its websites), teletext, audiotext (through telephone lines with the 906 prefix), telephony (through SMS messages) and network product merchandising.

Revenues are also obtained from the sale of content produced by the network, to both Spanish and international customers, and from the provision of production services to third parties.

Lastly, revenues are also obtained from the marketing of thematic channels produced by ANTENA 3 TELEVISIÓN (Canal Internacional – broadcasted thought several operators in some American countries – and Canal Noticias 24 horas, broadcasted through digital platforms -).

In total, in 2002 all these revenues accounted for 4.63% of total gross sales.

The detail of the "Other Revenues" caption in 2002, 2001 and 2000 is as follows:

Thousands of euros	**2002**	**2001**	**2000**
Commercial revenues	8,027	14,718	14,704
Content and production services	10,130	7,463	7,377
Other revenues	8,675	7,293	11,855
TOTAL	26,832	29,474	33,936

D) Advertisers by industry

The table below shows a percentage breakdown, by industry, of television advertising expenditure at ANTENA 3 TELEVISIÓN in 2002, 2001 and 2000:

INDUSTRY	2002 %	2001 %	2000 %
CULTURE, EDUCATION, MEDIA	11.40%	12.60%	12.50%
AUTOMOTIVE	10.50%	11.50%	11.30%
COMPUTERS, TELECOM AND INTERNET	7.80%	9.20%	13.70%
BEAUTY, HYGIENE AND HEALTH	11.80%	12.20%	13.10%
FOOD	16.20%	15.60%	15.00%
DISTRIBUTION AND CATERING	5.50%	5.20%	5.30%
DRINKS	8.60%	7.50%	5.70%
PUBLIC AND PRIVATE SERVICES	2.90%	2.80%	2.60%
FINANCE AND INSURANCE	5.30%	5.40%	4.60%
OTHER INDUSTRIES	20.00%	18.00%	16.20%
TOTAL	100.00%	100.00%	100.00%

Source: ANTENA 3 TELEVISÓN.

E) Broadcasting of advertising

The Company's policy is to maintain a constant advertising occupancy rate throughout the year. However, due to the seasonality of the industry, in the summer months advertising occupancy drops sharply. Prices are adjusted on the basis of the aforementioned seasonality of demand in order to seek the highest possible occupancy within the current legal limits.

The following table shows the trend in the advertising occupancy of ANTENA 3 TELEVISIÓN and of certain of its competitors in the last three years:

SATURATION OF TELEVISION BY CHANNEL			
CHANNEL	**2002**	**2001**	**2000**
TVE1	15.97	14.40	14.00
La 2	12.92	10.80	10.18
Telecinco	27.53	23.90	24.30
ANTENA 3 TELEVISIÓN	27.12	28.33	27.99

Source: INFOADEX

This advertising saturation is measured in terms of the time dedicated to broadcasting advertising as a percentage of the total broadcasting time of each network. In 2002 ANTENA 3 TELEVISIÓN reduced its advertising saturation by 4%, whereas that of the other networks increased by between 11% and 20%. ANTENA 3 TELEVISIÓN decided to reduce the saturation in order to improve the quality of its publicity space.

IV.2.4. Programming and production of ANTENA 3 TELEVISIÓN

(A) Breakdown of programming time:

The time assigned to each type of program in the last three years has been as follows:

TIME (%)	2002	2001	2000
Programs	30.68%	28.00%	29.50%
Fiction	3.71%	4.20%	5.76%
News	15.05%	12.20%	11.24%
Outside production	35.46%	45.40%	39.85%
Live broadcasts	1.01%	0.00%	0.05%
Other	14.09%	10.20%	13.60%
TOTAL	100%	100%	100%

In the last three years there has been an increase in entertainment programming (Program) and in news to the detriment of outside production. These programs (entertainment and news) identify the network more clearly while at the same time allowing better use of the available resources.

(B) Types of program

ANTENA 3 TELEVISIÓN offers a broad range of television products, which are habitually grouped into six large categories: Programs, Fiction, Outside Production, News, Live Broadcasts and Other.

B.1. Programs

This section includes entertainment productions, game shows, magazines, talk shows, galas and other special productions.

Depending on the extent to which ANTENA 3 TELEVISIÓN is involved in the production, Programs are classified in three categories: (i) In-house productions: using only ANTENA 3 TELEVISIÓN resources; (ii) Mixed production programs: a portion of the resources are provided by ANTENA 3 TELEVISIÓN and the remainder by the supplier, although all the expenses are borne by ANTENA 3 TELEVISIÓN; and (iii) Outside productions: produced entirely by independent producers with their own resources, as commissioned by ANTENA 3 TELEVISIÓN.

In recent years the program grid has changed, with a sharp increase in in-house productions (in-house and mixed) to the detriment of outside productions, as a means of strengthening the network's programming identity while enhancing the use of the available human and technical resources. In 2002 in-house productions accounted for 30.68% of ANTENA 3 TELEVISIÓN programming.

B.2. Fiction

All products whose basic purpose is not to inform or re-create reality, but are essentially to invent a *possible new world* with a view to entertaining and/or involving viewers emotionally are classified within the fiction genre. However, the "fiction" concept defines, on television, only products of this genre produced by or for the television network and, therefore, it does not include other products with a fiction content produced outside, i.e. feature films, series and other outside productions, which are included in the Outside Productions category even it they relate to fiction. Generally, this fiction is made by a third party by order of ANTENA 3 TELEVISION, which normally is the legal producer of the program, and as such is the owner of all or most of the exploit rights. This ownership allows ANTENA 3 TELEVISION to broadcast the programs themselves or license this right to a third party.

In 2002 fiction programming accounted for 3.71% of ANTENA 3 TELEVISIÓN's total broadcasting, habitually at prime viewing times.

B.3. News

As in the case of Programs and Fiction, news programs constitute one of the basic types of programming for a television network. ANTENA 3 TELEVISIÓN produces all its news programs, which in 2002 accounted for 15.05% of its broadcasting.

It should be noted in this connection that ANTENA 3 TELEVISIÓN has regional centers and correspondents in Andalucia, the Balearic Islands, the Canary Islands (Las Palmas and Tenerife), Cataluña, the Basque Country, Aragón, Castilla y León, Valencia, Galicia, Asturias and Navarra, as well as in the most important cities in the world.

In recent years a significant technological drive has been made whereby a single news desk can provide support for the various news products at the same time (integrated system).

B.4. Outside productions

The programs in this category are feature-films, TV movies, documentaries, mini-series, 30-minute series and 60-minute series, and the common denominator is the fact that they are produced by a third party without any participation by the television network in the production process. All television companies wishing to include films in their grid need a sufficient margin of time to embark on the negotiations for a given product in order to ensure any chance of making a successful buy because the lack of titles in stock makes the market price go up.

These productions are owned by the cinema or television production company or by the distributor to which the rights have been assigned. ANTENA 3 TELEVISIÓN acquires the television broadcasting rights for various screenings over a given period of time, in some case with the possibility of sub-licensing the product. These are finished products, which cannot be altered or modified.

It is not unusual for products to be bought at the production or even design phase. In these cases, between 24 and 36 months will pass from the signing of the contract until ANTENA 3 TELEVISIÓN, in view of its free-to-air and free status, is entitled to screen the product, a time known as commencement of the license period or availability date. Until that time, the product will have been shown at cinemas, released on video and screened through the various pay-TV systems (pay per view, pay basic, etc.), as dictated by the market. Usually, the signing date of the contracts coincides with the commencement of payment and with the day that broadcast rights begin.

In 2002 35.46% of ANTENA 3 TELEVISIÓN's programming grid related to outside productions.

At the date of filing of this Prospectus, ANTENA 3 TELEVISIÓN had entered into commitments with various producers and distributors (Fox, Columbia, Universal, Paramount, Aurum, Manga Films, LaurenFilms, Saban, Lolafilms, etc.) guaranteeing outside production broadcasting through 2007. The productions and the number of screenings to which these commitments relate are as follows: feature films: 2,949; TV movies: 1,732; 30-minute series: 17,578; 60-minute series: 4,908; mini-series: 139; and documentaries: 131.

B.5. Live broadcasts

This section consists of live coverage or delayed broadcasting of sports events, concerts, and etc. the most significant of which have been soccer matches. In 2002 live broadcasts accounted for 1.01% of ANTENA 3 TELEVISIÓN's broadcasting. The increase with respect to 2001 was due to the acquisition of the rights to broadcast the Soccer World Cup in Korea and Japan.

B.6. Other

This category groups together the other types of content that are not included in any of the others and relates, inter alia, to telesales programs, promotional programs, etc. In 2002 these productions accounted for 14.09% of total broadcasts.

IV.2.5. Broadcasting and transmission system

ANTENA 3 TELEVISIÓN has an agreement with Retevisión, I, S.A.U. for the distribution of its terrestrial analog and digital broadcasting signals.

The agreement with Retevisión I, S.A.U. for the analog television carrier support service will expire on April 3, 2005, whereas that for the terrestrial digital television (TDT) support service will expire on April 3, 2007. However, the agreements for each of the services will be impliedly renewed for one-year periods upon expiry, unless they are expressly terminated by the parties.

Under the aforementioned agreement, the analog service has a coverage of 93.91% of the Spanish population, calculated on the basis of the 1991 population census. The transmission of video and audio and the insertion of the teletext signal are also included.

On April 3, 2002, ANTENA 3 TELEVISION commenced digital broadcasting, as provided for in Royal Decree 2169/1998, dated October 9, approving the National TDT Technical Plan. The signal coverage for this service provided for in the agreement with Retevisión I, S.A.U. is 80% of the Spanish population and includes the encoding of a video signal in MPEG, eight monophonic audio signals, teletext and a data channel.

For the provision of the carrier support service for analogical and digital television, ANTENA 3 TELEVISIÓN has to pay Retevisión I, S.A.U. a fixed sum, revised annually. In 2002 the cost of carrying ANTENA 3 TELEVISIÓN's signal, including the fee for the distribution of the digital channel and the cost of the separate signal in the Canary Islands was €19,027 thousand.

In the case of Canal Internacional, the signal is being transmitted by Telefónica Servicios Audiovisuales, S.A. using the Hispasat satellite and provides coverage in the Americas. The signal is captured by cable companies in the Americas and is currently received by 4.5 million households in 17 countries.

IV.2.6. Description of the main items making up the cost of ANTENA 3 TELEVISIÓN products

(A) Detailed description of expenses in the statements of operations

The following table shows the trend in the main items making up the costs of ANTENA 3 TELEVISIÓN in 2002, 2001 and 2000, the percentage of total costs represented by them and the percentage variations therein with respect to the preceding year.

(thousands of euros)	2002	% of Total Costs	2002-2001	2001	% of Total Costs	2001-2000	2000	% of Total Costs
Program amortization	269,447	53.83%	14%	237,335	51.74%	4%	228,953	52.21%
Personnel expenses	95,882	19.16%	4%	92,192	20.10%	6%	87,373	19.92%
Rent and royalties	25,207	5.04%	12%	22,519	4.91%	-10%	25,137	5.73%
Other current operating expenses	87,298	17.44%	2%	85,932	18.73%	4%	82,713	18.86%
Taxes other than income tax	907	0.18%	-58%	2,149	0.47%	290%	551	0.13%
Depreciation and amortization Expense	19,351	3.87%	15%	16,780	3.66%	21%	13,836	3.15%
Variation in operating allowances	2,466	0.49%	39%	1,775	0.39%	100%	0	0.0%
Total	**500,558**	**100%**	**9%**	**458,682**	**100%**	**5%**	**438,563**	**100%**

In the comparison of 2001 with 2000, the most significant variation in operating expenses was the decrease of 10% in "Rent and Royalties", due to the renegotiation with Retevisión of the amount of the signal distribution fee. "Program Amortization", "Personnel Expenses" and "Other Current Operating Expenses" increased by between 4% and 6%.

The variations in 2002 included most notably the 14% rise in "Program Amortization" as a result of the broadcasting of the Soccer World Cup and the increase of 12% in "Rent and Royalties" as a result of the commencement of terrestrial digital broadcasting in April 2002.

<u>1.- Program and other amortization</u>

ANTENA 3 TELEVISIÓN's most significant expense item is program amortization, which accounted for nearly 54% of total operating expenses in 2002, a percentage that was slightly higher than that of the two previous years. This item includes the amortization of outside production broadcasting rights and external expenses relating to in-house productions broadcast during the year.

Evolutions of the sales expenditures					
	2002	2001	2000	2002/01	2001/00
Broadcasting rights	112,169	99,024	91,894	13.3%	7.8%
Outside Broadcasting	123,246	122,919	139,625	0.3%	(12.0%)
Live broadcasting rights	34,205	391	751	8,648.1%	(47.9%)
Outside production services	105,013	105,533	117,767	(0.5%)	(10.4%)
Performances and artists collaborations	11,115	12,107	12,532	(8.2%)	(3.4%)
Other consumes	12,145	25,844	15,139	(53.0%)	70.7%
Stock incorporations	(128,446)	(128,463)	(148,755)	0.0%	(13.6%)
Sales expenditures	**269,447**	**237,355**	**228,953**	**13.5%**	**3.7%**

It should be noted in connection with the evolutions of the cost of sales the grown for the year 2002 regarding broadcasting rights and specially the right to broadcast the Soccer World Cup in Korea and Japan and friendly soccer matches.

2.- Personnel expenses

Personnel expenses account for approximately 19.2% of total expenses and include salary expenses, including bonuses, and training and other employee welfare expenses. Personnel expenses rose by 4% in 2002, by 5.5% in 2001 and by 11.2% in 2000.

The average permanent workforce has remained stable and the number of temporary employees increased by 25% in 2002.

	2002	2001	2000
Permanent	1,572	1,570	1,526
Temporary/For project work or services	323	257	330
Total	**1,895**	**1,827**	**1,856**

Except in certain very specific cases, contracts with the network's announcers have either a very short term (one year or least) or cover a given number of programs. Usually the Company has the right to renewal the contracts. If the Company decides to terminate early these contracts, it must pay on a general basis, to the announcer the full amount of his/her salary for the period of time agreed on or the number of programs provided for in the contract. Currently there are not rescission clauses in the contracts regarding early termination that could result in a single amount of material importance for the Company. If ANTENA 3 TELEVISIÓN decides the simultaneous early termination of every single above-mentioned contracts and pay all the amounts stipulated in such contracts is would result in an amount equal to 4.40% of personal expenses accounting in 2002.

In certain cases the compensation received by the announcers or artists is stipulated in the contracts entered into with the producer for the production of these programs. In these cases, the contract term is generally set on the basis of a given number of programs. If the Company decides to early terminate the contract, it must pay an amount based on a minimum number of programs or on the total number of programs, as the case may be. Such amounts include the artist or announcers remunerations.

3.- Rent and royalties

Rent and royalties account for approximately 5% of total expenses. The main item under this caption is the communication network cost, particularly that relating to the distribution of the television signal, which in 2002 amounted to €19,027 thousand, accounting for 75% of this expense caption.

This caption also includes the cost of leasing premises, facilities and equipment, mainly for the production of programs when the equipment of ANTENA 3 TELEVISIÓN is not sufficient to cater for the related production level.

4.- Other current operating expenses

Other current operating expenses, which together account for around 18% of total operating expenses, relate to differing items.

(thousands of euros)	2002	%	2001	%	2000	%
Copyright	15,244	*17.5%*	11,567	*13.5%*	10,739	*13.0%*
Advertising and publicity	7,370	*8.4%*	10,626	*12.4%*	11,203	*13.54%*
Communication expenses	9,001	*10.3%*	10,645	*12.4%*	10,223	*12.4%*
Work performed by other companies	14,385	*16.5%*	13,831	*16.1%*	14,834	*17.9%*
Other expenses	41,298	*47.3%*	39,263	*45.7%*	35,714	*43.2%*
Total	**87,298**	***100.0%***	**85,932**	***100.0%***	**82,713**	***100.0%***

The copyright expenses reflect expenses paid to the entities managing these rights for the use of their works. In general, the compensation consists of a percentage of ANTENA 3 DE TELEVISIÓN's advertising revenues.

The expenses related most notably to the agreement with Sociedad General de Autores y Editores (SGAE) for permission to use, on a non-exclusive basis, works managed by SGAE in exchange for a percentage of advertising revenues (to serve as a guide, the amount paid in this connection in 2002 was €13,045,336). The agreement with SGAE expires in 2015, but is renewable annually from then on.

Also significant, accounting for 10% of the total expenses, are the communications expenses, which relate to both conventional communications (fixed and wireless telephony) and the commissioning of occasional broadcasting services for sending and receiving audio and video signals as part of the process of designing news items and other programs.

The "Other Expenses" include:

	2002	2001	2000
Other expenses	**41,298**	**39,263**	**35,714**
Cost of sales	19,859	14,184	12,786
Contributors	3,741	3,771	2,893
Per diems and accommodation expenses	6,763	6,591	6,579
Repair and upkeep expenses	2,001	2,345	1,683
Independent professional services	2,815	5,154	4,379
Insurance premiums	389	574	362
Utilities	1,665	1,367	1,367
Transport expenses	8	27	23
News agencies	2,312	2,601	2,565
Other sundry expenses	1,745	2,649	3,077

IV.2.7. Main commercial, industrial and services centers

ANTENA 3 TELEVISIÓN's tangible fixed assets consist mainly of broadcasting, administrative and production facilities, most of which are in Spain (Madrid, Barcelona, Seville, Valencia, Bilbao, Santiago de Compostela, Zaragoza, Las Palmas, Tenerife, etc). The Company's registered office is in San Sebastián de los Reyes (Madrid).

The land owned by ANTENA 3 TELEVISIÓN in San Sebastián de los Reyes has a buildable area of 120,298.61 square meters, of which the present built area measures 55,057.62 square meters.

The television production facilities are in San Sebastián de los Reyes. ANTENA 3 TELEVISIÓN owns other assets that it uses to carry on its activities, such as training centers, facilities for technical activities and offices in Santiago de Compostela and Las Palmas. The Company is also leasing offices in Bilbao, Barcelona, Valencia, Zaragoza, Seville, La Coruña, Madrid and Tenerife.

IV.3. RADIO

IV.3.1. Introduction and background

The ANTENA 3 Group has a presence in the Spanish radio market through the investments it holds in Publicidad 3, S.A. ("PUBLICIDAD 3"), (which is wholly owned by ANTENA 3 TELEVISIÓN), in UNIPREX, S.A. and Antena de Radiodifusión, S.A., formerly Cadena Voz de Radiodifusión, S.A.

The ANTENA 3 Group's broadcasting activities are coordinated through UNIPREX. As shown in the following section on the organizational structure, the relationship between UNIPREX and Antena de Radiodifusión and the organization of their radio stations in separate networks are achieved through the management of the two companies by UNIPREX. Therefore, merely for the purposes of giving a better understanding of this section, the joint references to the two companies will hereinafter be made in this section as "UNIPREX". It should also be noted that based on the organizational structure of the radio line of business, the other companies making up this line of business are of scant importance, and the most significant figures are included under UNIPREX.

The following table shows the detail of the net revenues and earnings, relating exclusively to the radio business carried on by UNIPREX, for 2002 and of the percentage of the ANTENA 3 Group's revenues that they account:

	2002
Net revenues	76,546
EBITDA	(3,601)
Net revenues as a % of total revenues of the ANTENA 3 Group	11.41%
EBITDA as a % of the total EBITDA of the ANTENA 3 Group	(8.38%)

Income generated by UNIPREX has been incorporated for first time in the year 2002 representing a 11.41% over the total income of Group ANTENA 3. On the other hand EBITDA subtracts 3,601 thousand euros of Group ANTENA 3.

IV.3.2. Organization of the radio business

To clarify the current inter-relations between UNIPREX, S.A. and Antena de Radiodifusión, S.A. (and their respective subsidiaries) and to be able to place them in the Spanish radio market, a description is provided below of the present operating structure.

The radio stations broadcasting in a given network belong to different companies, of which there are different kinds, depending on the entity owning them:

- **Own radio stations**: these are owned by UNIPREX, S.A., PUBLICIDAD 3 or Antena de Radifusión, S.A. and their subsidiaries.

- **Own radio stations associated with third-party stations**: these stations, owned by UNIPREX, are assigned to a third party, for a financial consideration, to be operated in connection with radio products associated with UNIPREX (ONDA CERO Ramblas or Europa FM).

- **Third-party radio stations associated with and managed by UNIPREX**: these radio stations are owned by a third party with whom UNIPREX has an agreement whereby it manages the stations in question in exchange for a financial consideration.

- **Radio stations of third affiliated parties**: these radio stations are owned by third parties and are not managed by UNIPREX but they do broadcast its programming, in exchange for a financial consideration.

UNIPREX, S.A. (either directly or through its subsidiaries) owns 119 radio stations (local or provincial radio broadcasting centers) covering practically the whole of Spain.

Antena de Radiodifusión, S.A. owns 7 radio stations, while Publicidad 3 owns 6.

UNIPREX, S.A. has entered into association, participation or cooperation agreements with the radio stations of La Voz de Galicia Radio, S.A., PUBLICIDAD 3, Medipress, S.A., Unión Ibérica de Radio, S.A., Grupo Onda Rambla, S.A. and 45 other stations, including associated companies and subsidiaries, through which its programming is broadcast.

UNIPREX currently broadcasts its programming through 5 different products comprising a total of 231 stations, 119 of which are directly or indirectly owned by UNIPREX, while 112 belong to independent companies linked with the Company on a temporary basis through programming agreements. Of the radio stations, 6 broadcast on Medium Wave and the rest on FM.

IV.3.3. Market and competitors

A) Radio advertising market in Spain

According to Infoadex, radio advertising expenditure accounts for approximately 9% of the conventional advertising market in terms of estimated actual expenditure. Radio advertising expenditure experienced annual growth of 7.7% in 2000, but fell back by 2.5% in 2001 and 0.94% in 2002, respectively.

Following is a detail of the trend in total advertising expenditure in the radio industry in recent years:

Year	*Millions of Euros*
1999	465.9
2000	501.8
2001	489.5
2002	484.9

Source. Infoadex 2003.

The main source of revenues in the radio business is the sale of advertising slots broadcast during programming hours. Advertising expenditure in the radio business is regarded as a back-up or supplement for advertising in other media, and radio advertising often serves as a reminder of the advertising in other media.

The detail of the share of the three large Spanish radio networks (excluding RNE) of the annual radio advertising expenditure in 2001 and 2002 is as follows:

		Audience Share	**Share of Expenditure**	**Effectiveness Ratio**
UNIPREX	2001	14.60%	22.40%	1.53
	2002	12.40%	23.80%	1.92
	1st half of 2003	12.80%		
SER Group	2001	50.80%	41.60%	0.82
	2002	50.50%	42.90%	0.85
	1st half of 2003	49.70%		
COPE Group	2001	13.40%	20.70%	1.54
	2002	12.40%	20.40%	1.65
	1st half of 2003	11.80%		

Source: EGM XXI. Infoadex Estimated actual expenditure.

The structure of UNIPREX broadcasting network in 2002, 2001 and 2000 has not suffered significant changes, so the data form the table are comparables.

The detail of the audience of UNIPREX in terms of the number of listeners and of its share of the total audience is as follows:

Year	**2002**	**2001**	**2000**
Total number of listeners	2,518	2,836	2,114
% of total	12.4%	14.6%	10.8%

UNIPREX's share of advertising expenditure is higher than its audience share (effectiveness ratio) for the following reasons:

The effectiveness ratio is the ratio of the share of advertising expenditure to the audience share and measures each network's capacity to generate advertising revenues.

UNIPREX's effectiveness ratio improved in 2002 because the drop in audience share did not affect the volume of expenditure, i.e. despite the fact that in 2002 UNIPREX had a smaller audience share than in 2001, its net sales increased.

It should also be noted that radio advertising is less influenced by changes in economic cycles, due mainly to the fact that local and regional advertising tends to remain stable regardless of the prevailing economic cycle.

It is important to bear in mind that radio advertising is not subject to the advertising-per-hour or product-related restrictions that affect other media. Furthermore, since each radio station has different coverage, the advertising slots inserted in its programs are tailored both to the region and to the population covered by the station.

B) UNIPREX's positioning in the radio market in Spain

The detail, by type of programming, of the audience levels in the last three years is shown in the table below. The total number of listeners does not coincide with the sum of the listeners by type of program because listeners tend to listen to more than one type of program:

Thousands of listeners	**2nd "Wave" 03**	**2002**	**2001**	**2000**
General-content programming	**11,989**	**11,334**	**11,423**	**11,409**
% of total listeners	*55.3%*	*56.0%*	*58.7%*	*58.4%*
Year-on-year variation (%)	*5.8%*	*-0.8%*	*0.1%*	*-0.8%*
Thematic programming	**10,788**	**9,560**	**9,065**	**9,228**
% of total listeners	*47.9%*	*47.2%*	*46.5%*	*47.2%*
Year-on-year variation (%)	*12.8%*	*5.5%*	*-1.8%*	*0.7%*
Total listeners	**21,622**	**20,235**	**19,475**	**19,543**
Year-on-year variation (%)	*6.9%*	*3.9%*	*-0.3%*	*0.7%*

Source: EGM, year-to-date (comprising the three "waves" conducted each year), except for 2003 (average of the first two "waves").

Also, thematic radio in Spain is dominated by thematic music radio, which currently attracts over 9 million listeners daily.

In Spain there are about 2,965 controlled and non-controlled radio stations. The EGM groups them into around 59 networks, 20 of which have national coverage and the remainder are regional or local.

The current radio broadcasting map in Spain is split into two large groups: public radio and private radio. Public radio comprises the national, regional and municipal ratio stations. It should be noted that Radio Nacional de España does not broadcast any commercial advertising as this is expressly forbidden by the Radio and Television Charter.

UNIPREX's main competitors are Cadena SER, Cadena de Ondas Populares Españolas (COPE) Radio Nacional de España, which compete both in conventional and thematic radio. However, it should be noted that since Radio Nacional de España does not broadcast any advertising in its programming is not regarded as a competitor for these purposes.

The following table shows the aggregate audience of each of the four main groups in the various radio program types. As regards UNIPREX's competitors, it should be noted that RNE only competes in terms of audience, but not of advertising, since this group is almost entirely financed by public funds.

Group	Main Shareholder	Product	Type of Programming	Aggregate Audience in Thousands of Listeners			
				Jan.-Jun.-03	2002	2001	2000
Uniprex	Antena 3 TV	Onda Cero	Conventional	2,230	2,340	2,686	1,981
		Europa FM	Music	248	118	150	133
		Radio Marca	Sport	86	60		
		Dance FM	Music	15			
		Hit Radio	Music	187			
Total listeners				**2,766**	**2,518**	**2,836**	**2,114**
% of total				**12.8%**	**12.4%**	**14.6%**	**10.8%**
Unión Radio Group	PRISA Group	Cadena SER	Conventional	5,092	4,424	4,286	4,295
	Godó Group	40 Principales	Music	2,867	2,841	2,725	2,906
		Cadena Dial	Music	1,717	1,644	1,559	1,652
		M-80	Music	503	721	852	881
		Radiolé	Music	415	440	462	487
		Máxima FM	Music	142	146		
Total listeners				**10,736**	**10,216**	**9,884**	**10,221**
% of total				**49.7%**	**50.5%**	**50.8%**	**52.3%**
COPE Group (Radio Popular)	Spanish Catholic Church	Cadena Cope	Conventional	1,685	1,728	1,784	2,330
		Cadena 100	Music	874	783	823	937
Total listeners				**2,559**	**2,511**	**2,607**	**3,267**
% of total				**11.8%**	**12.4%**	**13.4%**	**16.7%**
RNE Group (*)	RTVE (Public)	RNE 1	Conventional	1,834	1,925	1,938	2,153
		RNE 3	Music	228	316	276	329
		RNE 4 Cataluña	Music	7	9	16	14
		RNE 5 TN	News	806	733	806	786
		Radio Clásica	Music	145	113	158	117
Total listeners				**3,020**	**3,096**	**3,194**	**3,399**
% of total				**14%**	**15.3%**	**16.4%**	**17.4%**
TOTAL LISTENERS OF THE 4 GROUPS				**19,081**	**18,341**	**18,521**	**19,001**
TOTAL LISTENERS				**21,622**	**20,235**	**19,475**	**19,543**

(*) 2nd "wave" data for 2003 of the EGM not available. Only 1st "wave· data for 2003 included, due to RNE leave the EGM.

Source: EGM.

It can be seen in the foregoing table that in the conventional radio format, in 2002 UNIPREX had an audience of 2,340,000 listeners and an audience share of conventional or general-content radio of 22.46%, making it the second radio network in Spain. Its main competitors are Cadena SER, RNE 1 and COPE. The 2003 data relating to RNE relate to the first "wave" of 2003, since this Group had left AIMC.

IV.3.4. Commercial activities of UNIPREX

(A) Market players

The players in the radio market are the same as those involved in the television market, namely advertisers, advertising agencies and media buyers.

(B) Sale of advertising space

The radio business in Spain consists of the broadcasting of radio programs through radio stations spread over the entire country. The revenues from the radio business are basically earned from the marketing of advertising spaces or spots, promotional programs and acknowledgements, which are broadcast during programs.

A distinction should be drawn between national advertising and local/regional advertising.

The next table shows the detail of UNIPREX's advertising revenues in 2002:

(thousands of euros)	2002	%
National Advertising	**35,968**	**46.99%**
Network advertising	34,933	45.64%
Realizations	1,035	1.35%
Local Advertising	**35,236**	**46.03%**
Local advertising	29,195	38.14%
Distributed advertising	6,041	7.89%
Regional Advertising	**2,015**	**2.63%**
Sales' discounts and Rebate	(1,896)	(2.48%)
Total net sales	**71,323**	**93.18%**
Other Operating Income	5,223	6.82%
Total Income	**76,546**	**100.00%**

Network advertising and distributed advertising are marketed through UNIPREX's Commercial Department.

UNIPREX's commercial policy and advertising revenue generation process are implemented through a structure that covers the whole of Spain, with parallel management for conventional and thematic radio. It should be noted that UNIPREX's sales force covers all its own and associated radio stations, and in the latter case the sales policy is managed under the responsibility and at the decision of UNIPREX. The marketing of advertising at local level by all the radio stations making up UNIPREX, with the exception of Madrid, which is conducted in the same way as national marketing, is performed by the Company's own network, currently staffed by 119 own salespersons and 176 commercial agents. Advertising sales are made by radio broadcasting product.

The advertising rates applied are basically set on the basis of the level at which the program broadcasting the advertisement is broadcast (national, regional or local network), of the time of the broadcast and the audience. Discounts may be applied to the established rates at the time of sale. These discounts are arranged with customers at national level or on an individual basis and are related to the volume of the related expenditure and the type of customer involved.

Advertising revenues depend basically on two variables:

A) The number of advertising spots sold.

B) The price of the advertising spots.

Depending on the consumption and seasonal factors of demand, the advertising rates are set on the basis of audience, programs, time segments and days of the week. The main types of advertising sold are spots (usually lasting 30 seconds, although there are other durations), one-minute promotional programs and acknowledgements.

The following table shows the evolutions of the price of the advertising spots of the products that UNIPREX commercialized during 2002, 2001 and 2000.

PRICE OF THE ADVERTISING SPOTS (Euros per second)			
CONVENTIONAL			
NETWORK	2002	2001	2000
Protagonistas	139.75	135.68	129.22
Herrera en la onda (Sep-2001/Dec-2002)	86.77		
A toda radio (until Agu-2001)		63.11	60.10
La Brújula	65.00	63.11	60.10
La Brújula del deporte			60.10
Supergarcía (Sep-2000 / Agu-2002)	149.81	145.44	
Radioestadio	149.81	138.83	27.05
Hoy es Domingo	55.25	53.64	51.09

LOCAL	2002	2001	2000
MADRID			
General	7.96	7.73	7.36
Protagonistas	11.94	11.59	11.05
Herrera en la onda	10.63		
Supergarcia	16.40	15.93	
SEVILLA			
General	2.58	2.50	2.38
Protagonistas	3.86	3.75	3.57
Herrera en la onda	3.44		
Supergarcía	5.74	5.58	
VALENCIA			
General	2.85	2.77	2.64
Protagonistas	4.28	4.15	3.96
Herrera en la onda	3.81		
Supergarcía	4.95	4.81	
BILBAO			
General	2.50	2.43	2.31
Protagonistas	3.75	3.64	3.47
Herrera en la onda	3.34		
Supergarcía	4.95	4.81	
CASTELLÓN			
General	0.91	0.88	0.84
Protagonistas	1.37	1.33	1.26
Herrera en la onda	1.21		
Supergarcía	1.46	1.42	
ZARAGOZA			
General	2.24	2.15	2.04
Protagonistas	3.35	3.22	3.07
Herrera en la onda	2.79		
Supergarcía	3.35	4.62	
MÁLAGA			
General	1.28	1.24	1.18
Protagonistas	1.91	1.86	1.77
Herrera en la onda	1.70		
Supergarcía	2.49	2.42	

EUROPA FM			
NETWORK	**2002**	**2001**	**2000**
From 07:00 to 10:00	33.45	31.85	15.03
From 10:00 to 24:00	29.82	28.40	27.05
From 24:00 to 07:00	9.94	9.47	9.02
LOCAL	**2002**	**2001**	**2000**
MADRID			
General	3.94	3.76	3.97
From 07:00 to 10:00	4.42	4.21	
VALENCIA			
General	0.95	0.90	0.99
From 07:00 to 10:00	1.04	0.99	
CASTELLÓN			
General	0.63	0.60	0.66
From 07:00 to 10:00	0.69	0.66	
ZARAGOZA			
General	1.16	1.11	1.05
From 07:00 to 10:00	1.22		
MÁLAGA			
General	0.73	0.70	0.66
From 07:00 to 10:00	0.77		

UNIPREX has other operating revenues that relate mainly to the rebilling of expenses to subsidiaries, fees for the assignment of frequencies to associated companies, commissions for marketing the products of associated companies and other revenues not directly related to advertising sales, such as the marketing of advertising on the radio station Kiss FM owned by the Radio Blanca Group that in 2002 amounted to 5,223 thousand Euros.

The following table shows an estimation of the advertising occupation in the different radio network:

	TOTAL (Network+Local)			TOTAL MIN. YEAR 525,600	TOTAL MIN. YEAR 525,600
MINUTES	2002	2001	2000	2002	2001
TOTAL RADIO	**335,778**	**323,615**	**224,516**	**63.88%**	**61.57%**
SER	50,227	48,549	43,347	9.56%	9.34%
COPE	61,680	59,278	53,022	11.74%	11.28%
ONDA CERO	67,168	58,952	40,084	12.78%	11.22%
TOTAL GENERAL-CONTENT RADIO	**179,075**	**166,779**	**136,452**	**34.07%**	**31.73%**
DIAL	32,347	35,128	20,181	6.15%	6.68%
C100	59,353	54,802	29,179	11.29%	10.43%
M80	28,093	29,788	17,095	5.34%	5.67%
C40	36,909	37,117	21,608	7.02%	7.96%
TOTAL THEMATIC RADIO	**156,703**	**156,836**	**88,063**	**29.81%**	**29.84**

Source: ARCE from Monday to Sunday (except for self-advertising and micro-programs.)

(C) Advertisers by industry

The following table shows the percentage breakdown of total radio advertising expenditure in 2002:

Code	Industry	% 2002
1	Culture, education and the media	3.73%
2	Automotive	9.97%
3	Office equipment, commerce and telecom.	9.07%
4	Beauty, hygiene and health	4.89%
5	Food	2.59%
6	Distribution and catering	15.51%
7	Drinks	2.78%
8	Public and private services	18.58%
9	Finance and insurance	8.41%
10	Other	24.47%
	Total	**100%**

IV.3.5. Radio programming

The vast majority of the programs broadcast by UNIPREX is produced by the Company's personnel in studios located in the radio stations, with the participation of outside contributors in some programs. The type of listener (and, therefore, the type of advertising generating the revenues) is different for each type of radio format. This differentiation by format is used by the other radio networks operating in Spain. The programming of the Spanish radio networks is produced in-house.

UNIPREX has 231 radio stations grouped together in networks. The networks can be identified by their different brand names.

UNIPREX currently broadcasts its programs through five different products:

i. ONDA CERO Radio: this network broadcasts conventional programming (news, magazines, sports programs, etc.) targeted at the general public, adults of over 25 years of age and the middle and upper classes, based on large programming time blocks, at national and local level, with well-known professionals.

ii. Europa FM: broadcasts music aimed at persons of between 20 and 44 years of age. It is based on the concept of "the best European music" and combines current and avant-garde European hits with other music from the past. It provides a mixture of music and news.

iii. Radio Marca: thematic channel with a sports content, 24 hours' live sports coverage, with a reputation for reporting excellence and the prestige of "Marca". Everything about soccer and sports, from the viewpoint of information, leisure and entertainment, targeted mainly at middle- to upper class males of between 20 and 44 years of age.

iv. Dance FM: stations broadcasting music aimed at young listeners of between 16 and 30 years of age.

v. Hit Radio: stations broadcasting of music in Cataluña. Musical thematic radio based on the pop music most played in Spain over the last four decades. Spanish and international music that has reached the first three positions in the pop charts. Aimed at middle-class listeners of between 20 and 44 years of age.

In addition, through two owned radio stations located on the Costa del Sol, UNIPREX broadcasts OCR Internacional with conventional programming targeted at foreign residents on the Costa del Sol and the Costa Blanca. It offers a mixture of programming in English and German. It also has an interest in Onda Cero Ramblas, which combines the principal programs of the Onda Cero network with its own conventional programming.

Also, as provided for in the cooperation agreement dated January 1999 entered into UNIPREX and the Radio Blanca group, UNIPREX provides marketing services to stations in the Radio Blanca Group through which it operates the musical formula KISS FM.

The *conventional radio format*, broadcast by approximately 70% of the radio stations (through the Onda Cero Radio, OCR Internacional, Onda Rambla, Hit Radio and, to a lesser extent, Radio Voz and Radio España networks) is characterized by being largely spoken, with programming including items such as news, opinion and entertainment, current affairs magazines and sport, with particular attention being given in all the programs to listener participation.

Also, the *formula radio format* relates to radio stations or networks whose programming is given over to a given theme (music –and within this category, one or several specific types (dance, jazz, classical music, techno music, etc) news, sport, bullfighting, health, etc.). In the case of UNIPREX, the formula radio format is broadcast basically through the Europa FM, Radio Marca, Dance FM and Hit Radio networks and focuses mainly on music. The programming of the two music channels (differentiated because they target public of different ages) includes specialized updates on topics of current interest during different time blocks.

According to the EGM for 2003, the average profile of ONDA CERO listeners is as follows: typically middle/upper or middle/middle class (these two categories account for 66.1% of the network's total audience, compared to the industry average of 64.1%). The bulk of the audience (57.2%) is between 25 and 54 years of age, while the men/women percentage is close to 50% (44.8%/55.2%).

IV.3.6. Transmission and broadcasting of radio signals

The sounds a listener hears from his/her radio set are brought to it by a radio signal, called a carrier, on MW or FM, which makes it possible to receive stereo signals with a wider bandwidth (higher fidelity), although coverage is more restricted than on MW.

Generally speaking, the local station produces the program that is sent to the broadcasting center. To do so, it uses the following sources:

National leading production (national or network program)
Regional production (regional program)
The station's in-house production (local program)

National program: produced in the network's main studios and normally received, in digital form, via satellite through a satellite dish and the associated receiver equipment.

Regional program: produced in the studios of the head regional radio station on the basis of contributions from the region's various stations and received through a contribution and distribution network.

Local program: produced in the radio station's studios with the equipment installed therein. It may include outside broadcasts through specific microphone lines (soccer stadiums, for example) telephone lines, ISDN lines (using the necessary encoders/decoders) and mobile units.

Through the appropriate programming of each satellite receiver each local radio station can opt for the program it wishes to receive.

Should the satellite broadcasting system be interrupted, programs can be broadcast through the permanent terrestrial network (contribution and interconnection network) or through ISDN lines.

When the local radio station is to intervene in the programs broadcast from the head regional or national stations, the permanent terrestrial network or ISDN lines are used.

There are three different ways of broadcasting programs:

1.- National network broadcasting. All the stations simultaneously broadcast the same program, which is produced by the channel leader.

2.- Regional network broadcasting. All the stations of the same autonomous community simultaneously broadcast the same programming, which is produced by the autonomous community's main station (head regional radio station).

3.- Local broadcasting. Each station produces and broadcasts its own programming within its own coverage area.

UNIPREX's entire radio station network is linked via satellite. The networks produce programs through digital production systems and the radio stations broadcast their programming mainly on FM with stereo sound, but also through MW stations, with mono sound, and all the stations are equipped with leading-edge broadcasting technologies.

In broadcasting its different products, each with a different coverage, UNIPREX covers practically the whole of Spain through its technical network made up of its Program Production Centers (where the audio signal is produced) and broadcasting centers (which transmit the signal). At present, UNIPREX has 136 Production Centers (95 owned and 45 leased) and 172 broadcasting centers, (119 owned and 53 leased), and its central studios are in Madrid.

Depending on the standard of their equipment, the Program Production Centers are divided into three categories: those at national level (mainly Madrid, Barcelona and Seville), where national programs are produced, those at regional or autonomous community level, where programs at these levels are produced, and those at provincial or local level. The difference lies in the type of program produced in the studio, since the more important the station, the better its equipment and the greater number of studios it has.

IV.3.7. Description of the main items making up the costs of UNIPREX products

The detail of the main operating costs of UNIPREX is as follows:

(thousands of euros)	**2002**	**%**
Personnel expenses	28,627	36.0%
Services provided by radio professionals	21,389	26.9%
Rent and royalties	13,320	16.8%
Advertising and publicity	4,281	5.4%
Repair and upkeep expenses	1,833	2.3%
Communication expenses	5,255	6.6%
Other expenses	4,792	6.0%
Total	**79,497**	**100.0%**

The average number of employees at UNIPREX was 918 in 2002, and the average cost per employee was €31.2 thousand in 2002.

- Services provided by radio and other professionals. This caption includes the cost of contracts with major presenters, the cost of contributors to the various programs and the costs of other independent professionals. Currently there are not rescission clauses for the afore-mentioned contracts which total amount (in the case that it have to be paid) it could results of material importance for the Company. Currently early termination rescission clauses in these contracts if UNIPREX decides the early termination and if the resulting amount has to be simultaneous paid, if appropriate, would result in an amount equal to 20% of personal and professional services expenses accounting in 2002.
- Rent and royalties include the rent paid for the radio stations where buildings housing them are not owned by UNIPREX and the fees paid to associated broadcasters for the assignment of their frequencies and their management by UNIPREX.
- Communication expenses include satellite communication expenses, telephone costs (wireline and wireless) and permanent microphone and data lines.
- Other expenses. These include, amounts other, royalties paid to SGAE/AGEDI, travel expenses, insurance premiums, fees and commissions paid to associated companies.

  In this regard, under the agreements with SGAE and AGEDI, the latter grant non-exclusive authorization for UNIPREX to use the works managed by SGAE/AGEDI.

The main variations in the last three years have been as follows:

1) Increase in personnel expenses due to the increase in the headcount to cater for the operation and marketing of the new radio stations managed.

2) The cost of services of radio professionals increased in 2001 due to the hiring of a new team of professionals in the second half of 2000 to handle the evening programming and the sports programs. In the second half of 2002 the sports programming was modified again in order to cut the related costs.

3) Rent and royalties have increased due to the new radio stations now managed by UNIPREX.

IV.3.8. Main operating centers

UNIPREX's headquarters are in Madrid, at calle José Ortega y Gasset, 22-24, where the related premises are leased by UNIPREX. Also, UNIPREX has a presence in substantially all Spain's provincial capitals, where the Company's own radio stations, through which its channels' programming is broadcast, are located. UNIPREX also owns 119 broadcasting centers.

IV.4. OTHER BUSINESS ACTIVITIES

ANTENA 3 TELEVISIÓN's business in the audiovisual industry is supplemented by other media business activities, through which it has increased its presence in the audiovisual value chain so as to provide advertisers with alternative vehicles for exhibiting their products (cinemas, the Internet, satellite, cable, etc.). These other business activities provide ANTENA 3 TELEVISIÓN with additional operating platforms for showing and marketing its products.

The variations in the net revenues from these business activities in 2000, 2001 and 2002 were as follows:

	2002	% Variation	2001	% Variation	2000
Net revenues	60,025	(30.10%)	85,867	(1.66%)	87,319
EBITDA	(6,310)	-	(1,526)	-	5,826
Net revenues as a % of the ANTENA 3 Group's revenues	8,95%	-	13,50%	-	12,42%
EBITDA as a % of the ANTENA 3 Group's EBITDA	(14,69%)	-	(1,43%)	-	2,03%

OTHER BUSINESS ACTIVITIES						
(thousands of euros)	NET SALES IN 2000- 2001- 2002					
COMPANY	2002		2001		2000	
	Amount	%	Amount	%	Amount	%
Movierecord	30,599	50.98%	28,240	32.89%	36,147	41.40%
Antena 3 Directo Group	16,625	27.70%	20,166	23.48%	28,189	32.28%
Antena 3 Producciones	3,997	6.66%	4,277	4.98%	3,432	3.93%
Ensueño Films	1,801	3.00%	0	0.00%	0	0.00%
Guadiana Producciones	3,052	5.08%	4,336	5.05%	3,359	3.85%
Other companies	3,951	6.58%	28,849	33.60%	16,192	18.54%
TOTAL	**60,025**	**100.00%**	**85,868**	**100.00%**	**87,319**	**100.00%**

Since 1993 ANTENA 3 TELEVISIÓN has been implementing a diversification strategy aimed at providing it with additional sources of growth. This strategy was intensified in 1998 in view of the prospects offered by the pay TV and Internet businesses, as well as the buoyancy of the advertising market.

The other main businesses are as follows:

i) Movierecord: advertising in cinemas;

ii) ANTENA 3 Directo: direct marketing, mainly through free-to-air TV;

iii) ANTENA 3 Producciones: production and management of thematic channels in Peru;

iv) Guadiana: production of advertising spots;

v) Ensueño; co-production of feature films.

In 2002 around 12% of ANTENA 3 TELEVISIÓN's total billings arose from these other business activities.

The business activities of the various ANTENA 3 Group companies are summarized below:

IV.4.1. Movierecord Cine S.A.

The following table shows the detail of the main net sales-related aggregates of Movierecord Cine, S.A. in 2002, 2001 and 2000:

Thousands of euros

MOVIERECORD	2002	2001	2000
NET SALES	30,599	28,420	36,147
EBITDA	**(4,087)**	**(2,219)**	**6,221**

ANTENA 3 TELEVISIÓN owns all the shares of Movierecord Cine, S.A. ("Movierecord"). With this holding ANTENA 3 TELEVISIÓN entered the cinema advertising market, where the various cinema advertising operators billed €45.36 million in 2002, as compared to the €44.56 million billed in 2001. As regards the number of insertions, 799,971 advertisements were shown in this market in 2002, an increase of 22.62%. with respect to 2001 (source: Infoadex).

Movierecord operates as an exclusive advertising agent, i.e. as an intermediary between the cinemas and the advertisers. Exclusive agents are granted exclusive contracts with the cinema owners, permitting a given number of minutes of advertising in each film screening. In Spain there are three major exclusive operators: Movierecord, RMB España Multimedia, S.A. (a joint venture in the Screen Vision Holdings Group set up by the U.K. company Carlton Communications PLC and the French company Thomson Multimedia, S.A.) and Discine, Gestión de Cine Publicitario, S.L.

The contracts entered into by Movierecord with the cinemas include an annual fixed consideration, which, in general, has to be paid regardless of whether the related advertising screening contracts are ultimately signed. This consideration is the main expense of Movierecord, since it accounted for approximately 66% of its expenses in 2002.

The following table shows the proportion between screens, seats and cinemas of the three main exclusive operators in Spain in the first half of 2003:

Exclusive Operators	Screens		Seats		Cinemas	
	Number	%	Number	%	Number	%
MOVIERECORD	1,651	46.69%	426,164	50.43%	380	50.20%
DISCINE	653	18.47%	150,505	17.81%	183	24.17%
RMB	1,232	34.84%	268,391	31.76%	164	21.66%
No advertising					30	3.96%
TOTAL	**3,536**	**100%**	**845,061**	**100%**	**757**	**100%**

Source: AIMC.

Advertising in cinemas differs in various aspects from advertising in other media: no advertising saturation or channel-hopping and, in particular, an impact rate (advertising recall) that is 7.1 times higher than that of television advertising (source: Nielsen Media).

In 2002 the number of cinema-goers fell by 2.14%, while box office takings rose by 3.4% to €627.35 million in 2002 (source: 2003 Annual Report of SGAE on dramatic, musical and audiovisual arts).

Movierecord, which has been operating in this industry for over 25 years, managed advertising on 1,628 screens in 2002, as compared with the advertising on 1,202 and 609 screens managed by RMB and Discine, respectively (source: AIMC, Cinema Census. March 2003). Movierecord is therefore the exclusive operator with the highest number of screens managed.

The main advertisers during 2002 by economic areas has been as follows (amount in millions of euros);

Industry	2.002	2.001	2.000
	%	%	%
Culture, education and the media	9.25%	8.82%	9.97%
Automotive	10.23%	8.08%	9.89%
Office equipment, commerce and telecom.	18.29%	12.60%	25.13%
Beauty, hygiene and health	6.73%	4.87%	4.55%
Food	10.43%	11.38%	6.36%
Distribution and catering	3.33%	4.59%	5.13%
Drinks	8.15%	18.55%	9.28%
Public and private services	10.88%	11.15%	4.88%
Finance and insurance	1.82%	2.92%	3.33%
Other	20.90%	17.02%	21.47%
Total	**100%**	**100%**	**100%**

Source: Movierecord Cine , S.A.

Regarding commercial policy, most of the sales are made to Spanish advertisers through the Company's own commercial network and campaigns with an average duration of two weeks are contracted for. Also, there is a local advertising market with a lower volume of business that is handled by free agents.

IV.4.2. ANTENA 3 Directo Group

The following tables shaws the detail of the main net sales-related aggregates of the Antena 3 Directo Group in 2002, 2001 and 2000:

(Thousands of euros)			
A3 DIRECTO GROUP	**2002**	**2001**	**2000**
NET SALES	16,625	20,166	28,189
EBITDA	(2,472)	(2,243)	203

The Antena 3 Directo Group comprises four companies: ANTENA 3 Directo, S.A. (in Spain), Trading Team Ltda. (in Portugal) and A3D Chile S.A., in which A3D Chile Holdings, S.A. has an ownership interest (in Chile).


ANTENA 3 DIRECTO
80%
99.9%
TRADING TEAM (Portugal)
A3D CHILE HOLDINGS
69.93%
A3D CHILE

All these companies engage mainly in the direct sale of products by television, backed by other direct marketing, mail order, outbound and Internet businesses, which broaden the possibilities of distributing telesales products.

The strategy of these companies consists of launching new products on the market on an exclusive basis though spots and infomercials.

The companies comprising the Antena 3 Directo Group are involved in the full commercial cycle, from the purchase of the product through its distribution and the collection of the related amount from the end customer at his/her home.

The sales channels are as follows:

CHANNEL	DESCRIPTION	RECEIPT OF ORDERS	DISTRIBUTION
Telesales	Marketing of products through ANTENA 3 TELEVISION'S spots and infomercials	Orders are received through call centers, which is sized on the basis of the anticipated volume of calls	The packing and delivery service (distribution) is outsourced to logistic operators
Mail order	Marketing of products by sending catalogs to customers		
Outbound	Marketing of products through telephone calls to customers		
Internet	On-line shopping		

This business activity has been adversely affected by the drop in the number of available space for the broadcasting of telesales and infomercial spots, as a result of the need to maximize the use of the available time with conventional advertising in a weak advertising scenario.

IV.4.3. ANTENA 3 Producciones, S.A.

The detail of the main net sales-related aggregates of Antena 3 Producciones, S.A. in 2002, 2001 and 2000 is as follows:

Thousands of euros

ANTENA 3 PRODUCCIONES	2002	2001	2000
NET SALES	3,997	4,402	3,432
EBITDA	916	1,128	1,213

ANTENA 3 Producciones, S.A. was incorporated in July 1998 through the acquisition of Telefónica Producciones by ANTENA 3 Perú, S.A. (ANTENA 3 TELEVISIÓN had been operating in Peru since 1995 when ANTENA 3 Perú, S.A. was incorporated to manage the Peruvian television channel Global TV, which has not been managed since 1999.

In 2002 Antena 3 Producciones carried on four lines of business:

- Production of three thematic channels for the cable operator Cablemágico owned by Telefónica del Perú: Canal Antena Informativa (news), Canal de Deportes (sport) and Canal Cultural (culture).
- Sale of advertising of Canal Antena Informativa and Canal Cultural.
- Production of advertising, becoming, in less than two years, the second largest advertising producer in Peru. The revenues obtained in this connection account for 31% of the total. As of December 31, 2002, it had a market share of 24%.
- Production services; coverage of conferences, institutional videos, multimedia presentations.

IV.4.4. Guadiana Producciones, S.A.

The following table shows the detail of the main net sales-related aggregates of Guadiana Producciones, S.A. in 2002, 2001 and 2000:

Thousands of euros

GUADIANA	2002	2001	2000
NET SALES	3,052	4,336	3,359
EBITDA	79	243	124

Guadiana Producciones is the ANTENA 3 Group's advertising films producer. It produces between 25 and 30 spots a year for a broad range of advertisers.

The company operates by offering advertisers the possibility of filming spots under the guidance of directors of national or international renown, who it represents on an exclusive basis, and contracting the technical equipment and resources required to made these productions.

This flexible business structure, with only seven employees, means that the company can tailor its size to demand at any given moment.

IV.4.5. Ensueño Films, S.L

The detail of the main net sales-related aggregates of Ensueño Films, S.L. in 2002, 2001 and 2000 is as follows:

Thousands of euros

ENSUEÑO	2002	2001
NET SALES	1,801	-
EBITDA	759	-

Ensueño Films, S.L. ("Ensueño") is ANTENA 3 TELEVISION'S cinema films producer, operating on a co-production (normally 50%/50%) basis.

The projects selected are analyzed by Ensueño from the following viewpoints: profitability, technical feasibility and co-production alternatives. Once the suitable projects have been chosen, the company starts negotiating with other producers.

Ensueño's investments comply with the 5% of net revenues established by the current wording of the Television without Frontiers Law that ANTENA 3 TELEVISIÓN must earmark for the advance financing of European feature films, short films and made-for-television films. 60% of this percentage must be used for productions in any of the official languages in Spain.

IV.4.6. Other companies

In addition to the aforementioned activities, there are other ANTENA 3 Group companies that are either currently inactive or whose effect on the results of the ANTENA 3 Group is virtually nonmaterial. These companies include most notably:

- Compunet: Internet advertising and content

- Nova Televisió: Territorial center in the Balearic Islands

- Antena 3 Castilla y León: Territorial center in Castilla y León

- Megatrix: Inactive

- Antena 3 Temática, S.A.: This company produces the thematic channels Campero and Punto de Venta. Following the merger of the digital platform, the resulting platform was not interested in broadcasting these thematic channels and, accordingly, this company is currently inactive.

- Antena 3 Editorial, S.A.: This company manages the publishing rights of ANTENA 3 TELEVISIÓN.

IV.5. CONDITIONING CIRCUMSTANCES

IV.5.1. Seasonality of the business

a) Television

One feature that differentiates the television from other media is its seasonality, which has been less marked in recent years but is still clearly noticeable. In some cases this is for historical reasons, such as the fact that the first quarter of the year, despite the high television audiences, has traditionally been a period of low advertising demand, while in other cases it is due to market reasons, such as lower private consumption in Spain over the summer months (third quarter).

This seasonality applies to both expenditure and the time taken up by advertising.

SEASONALITY OF TELEVISION IN 2002 (percentage of total)

Month	January-March	April-June	July-September	October-December
Expenditure	24.07%	27.52%	20.73%	27.67%

Source: Infoadex.

As can be seen, April-June and October-December are the periods when there is most television advertising expenditure.

The situation of ANTENA 3 TELEVISIÓN is in line with that of the market it receives most of its advertising revenues in the aforementioned periods.

b) Radio

Advertising revenues in the radio market reveal seasonal sensitivity that differs slightly from that of other media. Specifically, the May-June and November-December periods are when the highest billing levels are reached, although the differences with respect to the rest of the year are fairly minimal. Also, radio audiences drop notably at the weekend. It should be noted that this is also the case for the other Spanish networks.

RADIO	**January-March**	**April-June**	**July-September**	**October-December**
Expenditure	26.15%	26.72%	21.78%	25.35%

c) Cinema

One characteristic of Movierecord market is its seasonality accumulated on the last quarter of the year. The following table shows the rate of advertising expenditure on a quarterly base:

	January-March	April-June	July-September	October-December
Expenditure	14.30%	18.69%	21.59%	45.42%

Advertising expenditure on cinemas is conditioned by the atypical seasonality of this market, where summer is significant due to the increase of the cinema consume in this period, and the last quarter of the year where the most important movies are released as well as the Christmas campaign.

IV.5.2. Dependence on suppliers

As regards concentration, there are no providers who individually account for more then 25% of the Group's purchases and expenses.

The public television service provided by ANTENA 3 TELEVISIÓN requires the use of a carrier support service for both the analog and digital television signals it broadcasts throughout Spain. Because at the date of this Prospectus the only entity with the infrastructure required to provide this carrier support service throughout Spain was RETEVISIÓN I, S.A.U., the term and conditions of the contract with RETEVISIÓN I, S.A.U. are of major importance to ANTENA 3 TELEVISIÓN.

IV.5.3. Dependence of the ANTENA 3 Group on intellectual property rights, patents and trademarks

ANTENA 3 TELEVISIÓN's assets include its intellectual property rights for its ordinary activities and it also has copyright protection in all material respects and in all the relevant markets. Of particular importance are the ANTENA 3 TELEVISIÓN brand name and the network's logo, together with variations thereon. Also, Movierecord has registered the MOVIERECORD brand name, the related logo and variations thereon. UNIPREX also has sufficient copyright protection to be able to carry on its business activities and, in particular, it has registered the ONDA CERO brand name, the related logo and variations thereon. It should also be noted that the "Protagonistas" brand name is owned by Luis del Olmo, and UNIPREX only has right to use this name during the term of the contracts between UNIPREX and Luis del Olmo.

IV.5.4. Litigation and arbitration

ANTENA 3 TELEVISIÓN and its Group companies are involved in various lawsuits that have arisen as a result of the business activities carried on by the Group. Although the outcome of each of these proceedings cannot be determined, the ANTENA 3 Group considers that both individually and as a whole, they will not have a material adverse effect on consolidated earnings or on the net worth equilibrium and solvency of ANTENA 3 TELEVISIÓN, except in relation to the proceedings and arbitration described below. Also, it should be noted that as of June 30, 2003, ANTENA 3 TELEVISIÓN had recorded a provision of €30,878,477.20 for litigation, arbitration and contingencies.

ANTENA 3 TELEVISIÓN

1) The following proceedings have been instituted against ANTENA 3 TELEVISIÓN by entities managing intellectual property rights:

   - Large-claims complaint filed by the collection societies AIE (*Artistas, Intérpretes o Ejecutantes Sociedad de Gestión de España*) and AISGE (*Artistas Intérpretes Sociedad de Gestión*) and conducted at Alcobendas (Madrid) Court of First Instance number 5 under case number 280/98, seeking payment of the remuneration stipulated in Article 108.3 of the Intellectual Property Law. No decision has yet been handed down in the cassation appeal filed by ANTENA 3 TELEVISIÓN at the Supreme Court against the judgment rendered in the October 2000 appeal, which substantially upheld AIE/AISGE's claims against ANTENA 3 TELEVISIÓN. The provisional execution of that judgment, the quantum of which has not yet been determined, is being conducted at the same time at Alcobendas Court of First Instance number 5.

   - Complaint in an ordinary lawsuit filed by the collection society AGEDI (*Asociación de Gestión de Derechos Intelectuales*) at Alcobendas (Madrid) Court of First Instance number 7 under case number 82/2003, seeking payment of the remuneration stipulated in Article 116 of the Intellectual Property Law. In the complaint, AGEDI applied for injunctive relief in the form of ANTENA 3 TELEVISIÓN ceasing and desisting from the broadcast of phonograms or, in the alternative, the payment into court of the amounts corresponding to AGEDI's general charges. While the Court of First Instance granted the application for injunctive relief in the form of the payment into court of said amounts, ANTENA 3 TELEVISIÓN unilaterally chose to cease broadcasting phonograms on its network.

At present, judgment is pending in this proceeding and the quantum has yet to be determined.

2) Large-claims complaint filed by the LIGA NACIONAL DE FÚTBOL PROFESIONAL ("LNFP") (the Spanish national professional soccer league) against ANTENA 3 TELEVISIÓN, AUDIOVISUAL SPORT, S.L. ("AVS") and GESTORA DE MEDIOS AUDIOVISUALES, S.A. ("GMA"), conducted at Madrid Court of First Instance number 20 under case number 331/2000, seeking the soccer broadcast rights for the 1996/1997 and 1997/1998 seasons. The amount claimed is €38,464,774.68 (half of which is for the 1996/1997 season and the other for the 1997/1998 season) plus the related interest. Any sums that ANTENA 3 TELEVISIÓN evidences as having paid to the relevant soccer clubs and /or sports corporations (sociedades anóminas deportivas) have to be subtracted from that amount. The Company produced documentary evidence in the proceeding that it had paid €30,291,010.06 for the matches that were actually broadcast by ANTENA 3 TELEVISIÓN. It was also argued in the proceeding that GMA and AVS had been subrogated to ANTENA 3 TELEVISIÓN and were liable for the latter's payment obligations, and that the LNFP did not have standing to sue since the financial rights to broadcast live the matches were held by the sports entities organizing the soccer games rather than the LNFP. The soccer clubs and sports corporations in the proceeding stated that they had received the sums due to them for the exploitation of their audiovisual rights for the 1996/1997 and 1997/1998 seasons. No judgment has yet been handed down on this proceeding.

3) Large-claims complaint filed by Compañía Europea De Ideas Para el Éxito, S.A. ("CEDIPE") against ANTENA 3 TELEVISIÓN, and conducted at Madrid Court of First Instance number 60, under case number 684/2000, for breach of contract in connection with the production of a television program. The plaintiff sought damages of €19,184,306.37, plus taxes, for termination of agreement without just cause. The main issue at stake in this proceeding is whether or not an agreement exists between the parties and, thus, whether the indemnity clause is applicable. At First Instance, judgment was given partly upholding the complaint on the ground that a contractual relationship had existed between the parties, but partly dismissing the plaintiff's claim for damages, which was limited to such costs as CEDIPE could evidence that it had incurred in preparing the program under contract and also to such income CEDIPE could reasonably evidence that it had foregone by not producing the program. The Court did not assess any net amount in its judgment, and postponed the quantification of damages until the judgment execution phase. The judgment was appealed against by the two parties, although the plaintiff did not request its provisional execution. In a judgment notified on October 2, 2003, the Madrid Provincial Appellate Court wholly dismissed the complaint filed by CEDIPE and ordered the latter to pay all the costs of the case at First Instance and those incurred on appeal. CEDIPE has announced that it will be filing a cassation appeal against that judgment.

4) Complaint in an ordinary lawsuit filed by Compañía Europea De Ideas Para el Éxito, S.L. (CEDIPE), and conducted at Madrid Court of First Instance number 11, under case number 277/2003, in relation to termination of agreement without just cause. The plaintiff is seeking damages of an amount of €2,283,845.99. The lawsuit is currently pending the preliminary hearing phase. The Company expects the complaint to be dismissed by reason of there having been objective grounds for contractual termination, with full and final settlement with the consent of the plaintiff.

5) Complaints filed by AZ Construcciones, S.A. and by Elena García del Vado, minority shareholders of ANTENA 3 TELEVISIÓN, conducted at Alcobendas (Madrid) Court of First Instance number 6, under case number (172/2002) against ANTENA 3 TELEVISIÓN, contesting the resolutions adopted by the Special Shareholders' Meeting of ANTENA 3 TELEVISIÓN held on March 5, 2002, particularly the resolution ratifying the acquisition of 100% of the capital stock of UNIPREX and Cadena Voz de Radiodifusión. In an order of April 26, 2002 the Court directed the joiner of the two complaints. ANTENA 3 TELEVISIÓN does not expect these proceedings to have any effect on the validity of the purchase made by PUBLICIDAD 3.

<u>UNIPREX</u>

1) Complaint in an ordinary lawsuit filed by MARGUS COMUNICACIÓN, S.L., and conducted at Madrid Court of First Instance number 43, under case number 1060/2002, seeking an unliquidated amount from UNIPREX due to the termination of an agreement for services. The plaintiff seeks a declaration of its rights as a Sports Manager since, when the former Manager left the station, it argues that it took on the former Manager's duties. Leave to proceed with the complaint filed by MARGUS COMUNICACIÓN, S.L. was given on December 15, 2002. The proceeding is in the evidential phase.

2) Complaint in an ordinary lawsuit (number 512/2003) filed on May 23,2003 by MEDIPRESS, S.A. against UNIPREX, and conducted at Madrid Court of First Instance number 64 seeking damages for breach of the agreement signed between the parties for the broadcast of radio programming (Europa FM). MEDIPRESS, S.A. seeks damages of €13,611,014.66 for breach of contract (nonperformance of the promotional investment obligation provided for in the agreement for 2002 and for the first four months of 2003, as well as nonperformance of the obligation to pay annually in advance for 2003). The plaintiff is also seeking an order that UNIPREX pay MEDIPRESS, S.A. and MEDIPRESS VALENCIA, S.A. €590,450 and €63,140, plus the related taxes as a payment on account of the settlement of 2003 advertising revenues. In response, UNIPREX has filed an answer and counterclaim. On October 9, it was notified of an order made in the ancillary proceeding for injunctive relief. The terms of the order were that, subject to MEDIPRESS, S.A. posting a surety bond of €60,000, UNIPREX make the payments on account, pursuant to the agreement in force between the parties, as they accrued in the course of the proceeding before June 30 of each year and immediately in the case of the payment for 2003 in the amount sought by the other side, unless UNIPREX disagreed, in which case an auditor would be appointed by the court to set the amount. Although UNIPREX is contractually bound to pay the advance, as it has admitted in the prayer for relief in the counterclaim, it disputes the amount and, accordingly, will request that an auditor be appointed, and appeal against the order.

3) Arbitration initiated by UNIPREX on May 24,2003 against the RADIO BLANCA Group over the interpretation of certain clauses in a cooperation agreement dated July 27, 2001, entered into by the parties to market the programming of the RADIO BLANCA Group (Kiss FM) and various other obligations and technical services. The dispute concerns: (i) what is to be used as the indicator in proportion to which certain payment obligations of UNIPREX to the RADIO BLANCA Group are to be determined: whereas the agreement defines this indicator as the "average audience" of Cadena Radio Blanca per the EGM, the RADIO BLANCA Group adopts a different interpretation which tends to make the indicator in question comparable to the concept of "cumulative audience," which would increase UNIPREX's payment obligations if this interpretation prevailed; (ii) the concept of "spots"; (iii) the adequacy and economic feasibility of the format prepared by the RADIO BLANCA Group is in comparison with the practice in the music radio broadcasting market in Spain; and (iv) the position of the RADIO BLANCA Group as regards fulfillment of UNIPREX's obligation to provide certain RADIO BLANCA stations with equipment and infrastructure, rendering the performance of the agreement in this connection impossible.

   On May 21, 2003, the RADIO BLANCA Group also initiated an arbitration against UNIPREX, for breach of the agreement dated July 27,2003 contract and seeking recognition of the right to terminate the agreement and receive the amounts established by way of penalty in the agreement, plus the related damages. The Radio Blanca Group quantifies the penalty at €258 million and the damages at €328 million, approximately, plus the related interest at the statutory rate. It also seeks the difference resulting from the application of the "cumulative audience" indicator and the application of the "average audience" indicator, which is used in the agreement by UNIPREX, an amount which was approximately €5 million in the first half of 2003.

   By agreement between the parties, the two arbitrations have been joined and are being heard simultaneously.

   The view of UNIPREX's legal advisers acting as counsel in the arbitration, and of reputable law firms pursuant to the legal opinions delivered by them in this connection is that the arbitration proceeding instituted by the Radio Blanca Group will not give rise to substantial costs or disbursements for the Company other than the expenses of the arbitration proceeding itself. Accordingly, the directors have not considered it necessary to record any allowance on the liabilities side of the balance sheet as of June 30, 2003.

   However, since as of today's date there has not yet been any arbitral ruling (envisaged for March 15, 2004), the auditors of UNIPREX have considered that it is not possible to objectively assess the impact that the final outcome of these arbitrations may have on the interim financial statements as of June 30, 2003, and, accordingly, have included the relevant uncertainty in the audit opinion on those financial statements.

4) Appeal for judicial review number 504/2000 filed by UNIPREX, and conducted at the Andalucía High Court, Panel 3, against two decisions by the Andalucía Autonomous Community Government on November 8, 1999 and February 9, 2000, fining UNIPREX Ptas. 5,000,000 (approximately €30,050) for its failure to comply with the essential conditions of the Huéscar (Granada) broadcasting license on the 98.1 Mhz frequency. In an order of October 20, 2000 the High Court decided not to stay execution of the disputed decisions. UNIPREX filed an appeal against the High Court order on November 22, 2001. The proceeding is in the evidence-taking phase.

5) Appeal for judicial review number 509/2000 filed by UNIPREX, and conducted at the Andalucía High Court, Panel 1, against a decision by the Andalucía Autonomous Community Government on February 18, 2000, fining UNIPREX Ptas. 3,000,000 (approximately €18,030) on for its unauthorized relocation of the studios of the broadcaster in the town of Montilla (Córboba), on the 92.7 Mhz frequency. The High Court stayed the execution of the disputed decision. UNIPREX posted a bond of Ptas. 3,600,000 (€21,636). The proceeding is awaiting judgment.

In addition, given the nature of their business, ANTENA 3 TELEVISIÓN and UNIPREX are parties to various proceedings relating to the rights of honor, personal and family privacy and self-image, although none of these proceedings is of any particular financial relevance, either as regards the sums claimed or the damages currently being awarded by the courts for proceedings of this type in Spain. Furthermore, the possibility of ANTENA 3 TELEVISIÓN and UNIPREX being able to file third-party complaints against the presenters and producers of certain programs, depending on the contracts signed with them, should also be taken into account.

Lastly, ANTENA 3 TELEVISIÓN is involved in an administrative proceeding and two judicial review proceedings relating to the legislation on advertising and content, which are typical of the industry and involving regulatory issues that in many cases are subject to disparate interpretations and/or are difficult to comply with in practice. None of these proceedings has a material financial impact, or, in the Company's opinion, could have other adverse implications.

IV.5.5. *Interruption of the business activities of the ANTENA 3 Group*

Neither ANTENA 3 not its Group companies have experienced any interruption to their business activities that has had a material effect on their financial position.

IV.5.6. Special regulations

The special regulatory framework applicable to the activities carried on by the ANTENA 3 Group is summarized in section III. 2.2. of this Prospectus.

IV.5.7. Dependence on administrative concessions

The activities carried on by the ANTENA 3 Group in the television and radio lines of business are subject to the special legal regimes described in section 2.2. of Chapter III. As stated in that section, the failure to comply with certain requirements may be penalized with the loss of the concessions or authorizations held by the radio concession-holder companies. The renewal of the licenses or authorizations and the award of new licenses or authorizations have to be approved by the relevant administrative authorities.

As regards the renewal of the public sound radio broadcasting service concessions held by UNIPREX to date, so far renewals have been applied for to the relevant authority in accordance with the applicable legislation when the concessions were about to expire. In some cases the concessions were expressly renewed, while in others they were renewed on the basis of the authorities' failure to reply after the relevant administrative appeal to a higher administrative body had been filed, as envisaged in Article 43 of the Public Authorities and Common Administrative Procedure Law.

In addition, UNIPREX is, or has been, involved in specific lawsuits relating to possible infringements of basic rights and conditions arising from some of its concessions, although none of these proceedings should have any relevant impact, in general, on the renewal of its radio broadcasting concessions.

IV.5.8. Subsidies

The ANTENA 3 Group companies do not receive any significant subsidies for carrying on their core business activities. In carrying on its feature film production business, mainly through its subsidiary Ensueño Films, S.L., it receives subsidies for the production of European feature films.

IV.5.9. Insurance policy

ANTENA 3 TELEVISIÓN attempts to cover most of the identifiable risks to which its business is exposed by taking out the appropriate insurance policies. The main types of insurance policy arranged by the ANTENA 3 Group companies are: all risks physical damage policies (covering damage, and losses and loss of profit); comprehensive policies for its vehicles and executives' vehicles, general and integral third-party liability policies, policies for loss of profit due to acts of terrorism; health insurance for the executives

of ANTENA 3 TELEVISIÓN; life insurance (covering death and disability) for executives and employees, travel assistance with or without dispute; assistance for trucks.

The total amount paid in 2002 for ANTENA 3 TELEVISIÓN's insurance premiums was €598,000.

Like ANTENA 3 TELEVISIÓN, UNIPREX attempts to cover most of the risks involved in its business activities by taking out the appropriate insurance policies. The main types of insurance policy arranged by the Company are: life insurance for employees, policies covering physical damage and loss of profit (comprehensive in the case of physical damage, loss of profit due to accidents, loss of profit due to acts of terrorism, coverage for the national transportation of goods), civil liability insurance and vehicle insurance.

The total amount paid in 2002 for the insurance premiums of UNIPREX and its Group companies was €213,215.59.

IV.6. LABOR INFORMATION

IV.6.1. Detail, by category and type of contract, of the average number of employees and the variations therein in the last three years

During 2002, 2001 and 2000 the detail of the ANTENA 3 Group employees has been as follows:

ANTENA 3 TELEVISIÓN GROUP HEADCOUNT IN 2002, 2001 AND 2000									
	ANTENA 3			REST OF THE GROUP			ANTENA 3 + GROUP		
	2002	2001	2000	2002	2001	2000	2002	2001	2000
Senior management	24	11	12	120	66	39	144	77	51
Operations and program personnel	1,167	1,193	1,168	523	387	230	1,690	1,580	1,398
Commercial personnel	189	166	158	175	224	15	364	390	173
Management personnel	192	200	188	173	116	115	365	316	303
Other temporary employees				38			38		
Interns	34	33	42	10	3		44	36	42
Specific-project contracts	289	224	288	344	107		633	331	288
Total	1,895	1,827	1,856	1,383	903	399	3,278	2,730	2,255

*The 2002 figures include the employees of UNIPREX, whereas those for 2001 and 2000 do not.

In 2002 there was a reduction in the number of employees at ANTENA 3 Group, although this was less evident as numerous employees from Group companies were taken on by ANTENA 3 TELEVISIÓN, and the employees of ONDA CERO were included.

ANTENA 3 Group does not have any contract that contain indemnizatory clauses with relevants amounts, if such contract are early terminated, a part from those mentioned for ANTENA 3 TELEVISIÓN and UNIPREX.

Chapter VII of this Prospects refers to the status of the labor force reduction plan that was being negotiated at the date of filing of the Prospectus.

IV.6.2. Collective bargaining

Except for management, the rest of ANTENA 3 TELEVISIÓN's employees are covered by a three-year collective labor agreement signed in 2002 (VI Collective Labor Agreement).

Also, UNIPREX also has a Collective Labor Agreement, applicable to all the employees except management. The Agreement has a term of two years from January 1, 2000, and is automatically renewable for successive one-year periods unless notice of termination is given three months in advance by either of the parties. This Agreement is currently under negotiation, since notice of its termination has been given.

IV.6.3. Personnel incentives policy

The compensation paid to the employees of ANTENA 3 TELEVISIÓN is basically that set under the Collective Labor Agreement.

ANTENA 3 TELEVISIÓN does not have any pension commitments to its employees. The Collective Labor Agreement provides for the creation of a committee to study, during the term of the Agreement, the possibility of implementing a pension plan in the future.

Also, the aforementioned Collective Labor Agreement of UNIPREX envisages the hiring of disabled employees. There is a life insurance policy for all the employees, for which the premiums paid in 2002, 2001 and 2000 amounted to €58,153.72, €59,964.36 and €57,112.37, respectively. The premiums paid under the life insurance policy for executives amounted to €18,422.40 in 2001 and to €15,071.10 in 2000. In addition, UNIPREX grants its employees assistance for school fees, which amounted to €53,081.75, €72,553.92 and €60,371.62 in 2002, 2001 and 2000, respectively.

IV.6.4. Training

Over the last three years various training courses have been given, of which the following were the most significant:

- Production of content for interactive television
- Adaptation to new technologies and the new market
- ENG reporting
- Digital television and video
- New technologies for news programs
- Finance for decision-taking, etc.

The detail of the hours and cost of training courses in the last three years is as follows:

	2002	2001	2000
Hours taught	41,103	71,621	71,334
Cost in €	743,123	1,227,110,08	931,823,39

IV.7. INVESTMENT POLICY

The detail, by business line, of the investments made by the Company in 2002, 2001 and 2000 is as follows:

Thousands of Euros	2002	2001	2000
AMORTIZABLE EXPENSES	1,522	24,327	141
Television	0	0	0
Radio	371	23,439	1
Other business activities	1,151	888	140
INTANGIBLE ASSETS	23,077	4,718	6,110
Television	18,748	2,318	2,263
Radio	979	1,126	658
Other business activities	3,350	1,274	3,189
TANGIBLE FIXED ASSETS	20,158	26,136	40,544
Television	10,475	11,998	21,766
Radio	6,341	4,619	8,149
Other business activities	3,342	9,519	10,629
FINANCIAL INVESTMENTS	216,993	28,296	38,743
Television	209,479	27,170	34,870
Radio	6,916	128	2,196
Other business activities	598	998	1,677
TOTAL	**261,750**	**83,476**	**85,539**

The additions include most notably the €23,439 thousand relating to the amortizable expenses of the radio business in 2001, as a result of the cooperation agreement entered into by the Radio Blanca Group and UNIPREX, and the €18,748 thousand relating to the intangible assets of the television business in 2002,

which relate mainly to a purchase option on the broadcasting rights for the 2006 Soccer World Cup 2006. This purchase option was also sold in 2002, with the concomitant retirement from "Intangible Assets".

The €168 million of financial investments relating to radio include the investment made by PUBLICUDAD 3 in the acquisition of UNIPREX, which is described in Chapter VI.

CHAPTER V
ISSUER'S NET WORTH, FINANCIAL POSITION AND EARNINGS
CONTENTS

CHAPTER V

ISSUER'S NET WORTH, FINANCIAL POSITION AND EARNINGS

V.0 INTRODUCTION

The aim of Chapter V is to show the evolution in the issuer's financial situation based on figures extracted from the individual and consolidated financial statements for the last three years and on other non-accounting information that can assist in understanding this evolution and the issuer's net worth situation.

In order to facilitate the proper comprehension and interpretation of the various aggregates, a terminology section is included which explains the variables used in the analysis of the financial statements and the formula used to calculate the ratios generally used in the industry.

This chapter also summarizes the main accounting principles used to prepare the financial statements necessary for the correct interpretation thereof.

The statements of operations are presented in summarized form with certain groupings of items intended to facilitate interpretation of the financial statements and bring them into line with practices in the audiovisual industry. The differences between these financial statements and those included in the annual accounts for each year are described in detail for each of them. The individual and consolidated financial statements for the fiscal year 2002 and for the first six months of 2003 are included as **Exhibit I** to this prospectus.

V.1 TERMINOLOGY

The aim of this section is to define certain terms that will be used in this chapter to facilitate interpretation of the economic and management aggregates. These definitions were prepared solely to enable comprehension of this prospectus and are in no case intended to be valid in any other context.

Net financial debt

Net financial debt is defined as the addition at a given date (usually year-end) of the current values of payables to financial institutions, net of liquid assets or assets realizable at short term at financial institutions and cash. Since the current value of the debt is used, this value is net of the debt relating to future interest that, pursuant to Spanish accounting legislation, is recorded as an addition to debt and as deferred financial expenses on financial lease transactions.

Total leverage ratio

The total leverage ratio is the result of dividing total assets by shareholders' equity at book value as of a certain date (usually year-end).

Ratio of debt to shareholders' equity

The ratio of debt to shareholders' equity is the result of dividing net financial debt by shareholders' equity at book value as of a certain date (usually year-end).

Return on equity (ROE)

Return on equity is the result of dividing net income attributed to the parent company by average shareholders' equity. Shareholders' equity is taken to be the arithmetic mean of shareholders' equity at book value at the beginning and end of the year for which the ratio is calculated.

Return on capital employed (ROCE)

Return on capital employed is defined as the ratio of EBIT to average capital employed. EBIT is obtained from the margin structure in the statement of operations presented in section V.3.2.
The average capital employed is the arithmetic mean of the initial and final values for each year of the following aggregates:

- Shareholders' equity at book value
- Net financial debt as defined earlier

V.2 SUMMARY OF ACCOUNTING PRINCIPLES

Summarize below the accounting principles used to prepare the accompanying financial statements, the financial statements of Antena 3 Televisión, S.A. and the consolidated financial statements of the Antena 3 Group.

a) True and fair view

The consolidated financial statements for the six-month period ended June 30, 2003 and for the preceding three years, which were prepared from the accounting records of ANTENA 3 TELEVISION and its consolidated subsidiaries, are presented in accordance with Royal Decree 1815/1991 approving the regulations for the preparation of consolidated financial statements and, accordingly, give a true and fair view of the Group's net worth, financial position and results of operations at those dates.

b) Consolidation principles

The companies over which ANTENA 3 TELEVISION exercises effective control by virtue of ownership of a majority of the voting rights in their representation and decision-making bodies were fully consolidated; where appropriate, the companies in which there is significant influence but not ownership of a majority of the voting rights or joint management with third parties are accounted for by the equity method. In the six-month period in 2003 detailed in Chapter VII *Canal Factoría de Ficción, S.A., Corporación Radiofónica de Información y Deporte, S.L. y Onda Cero Ramblas, S.L.* were accounted for by the equity method.

The equity of minority shareholders in the net worth and results of the fully consolidated companies is presented under the "Minority Interests" caption in the accompanying consolidated balance sheets.

All material balances and transactions between the fully consolidated companies, and the gains or losses on these transactions, were eliminated in consolidation.

The financial statements of the consolidated companies abroad were translated to euros at the exchange rates ruling at year-end for assets and liabilities. Shareholders' equity was translated to euros at the historical exchange rate and revenues and expenses at the average exchange rate for the year. The exchange differences arising in this process included under the "Shareholders' Equity - Translation Differences" caption in the consolidated balance sheets.

The financial statements of companies located in countries with high inflation rates (Chile and Peru) were adjusted before they were translated to euros, in accordance with the related legislation in these countries.

The consolidated financial statements do not include the tax effect of transferring the reserves of the consolidated subsidiaries to the Parent Company's accounts, since it is considered that no reserves not taxed at source will be transferred and that these reserves will be used as self-financing resources by the respective consolidated subsidiaries.

c) Changes in the consolidation Perimeter

The analysed economic information reflects the accounts that cover the balance and transactions undertaken by the companies within the group ANTENA 3 Group as of December, 31, 2002. It also covers the transactions and balances of the above-mentioned companies with the companies from Telefónica Group. The latter information is not reflected in the accounts as of June 30, 2003.

d) Inventories

Program rights

Rights and program inventories are valued, based on their nature, as follows:

- Inventoriable in-house productions (programs produced to be rerun, such as series) are recorded at acquisition and/or production cost, which includes both external costs billed by

third parties for program production and for the acquisition of resources, and internal production costs, which are calculated by applying preset internal rates on the basis of the time during which operating resources are used in production

- The costs incurred in producing the programs are recorded on the basis of their nature under the appropriate captions in the statement of operations and are included under the "Inventories - In-House Production and Production in Process" caption on the asset side of the balance sheet with a credit to the "Inclusion in Inventories" revenue account.

- Amortization of these programs is recorded under the "Program Amortization and Other Supplies" caption in the consolidated statement of operations on the basis of the number of showings, in accordance with the following percentages:

	Percentage of Amortization	
	2002 and Prior Years	2003
1st showing	70	90
2nd showing	25	10
Residual value	5	-

Given their special nature, the series which are broadcast daily are amortized in full when the first showing of each episode is broadcast.

Until December 31, 2002, the residual value of the series was recorded as an expense in the consolidated statement of operations on the basis of the sales of broadcasting rights to other operators, both in Spain and abroad. In any event, after the sixth year from the date when production of the program was completed, the unamortized cost is written off in full (the third year from January 1, 2003).

- Non-inventoriable in-house productions (programs produced to be shown only once) are valued by the same methods and procedures as those used to value inventoriable in-house productions. Programs produced and not shown are recorded at year-end under the "Program Rights – In-House Production and Production in Process" caption in the consolidated balance sheet. The cost of these programs is recorded under the "Program Amortization and Other Supplies" caption in the consolidated statement of operations at the time of the first showing.

- Rights on outside productions (films, series and other similar productions) are recorded at acquisition cost. These rights are deemed to be acquired when the term of the right commences for the Group. Payments to outside production distributors made prior to commencement of the term of the right are recorded under the "Advances to Suppliers" caption in the consolidated balance sheet. The amortization of the rights is recorded in the consolidated statement of operations under the "Program Amortization and Other Supplies" caption on the basis of the number of showings, in accordance with the following percentages, which are set on the basis of the number of showings contracted:

	Number of Showings Contracted		
Films	1	2	3 or more
1st showing	100%	50%	50%
2nd showing	--	50%	30%
3rd showing	--	--	20%

	Number of Showings Contracted	
Series	1	2 or more
1st showing	100%	50%
2nd showing	--	50%

- The Group's thematic television channels include rights acquired from third parties and programs produced for showing or sale and are valued at acquisition cost and production cost, respectively.

  These channels and rights are amortized as follows:

  - In-house productions: 50% when the first showing is broadcast. Subsequent showings of the programs take place over a period of approximately three months and 40% of the cost is allocated to the consolidated statement of operations after the end of the third month from the date of the first showing. The effect on the consolidated statement of operations for the year with respect to the first straight-line allocation of the cost in the aforementioned three-month period is not material. The residual value remains in inventories for the following four years. After the fourth year the unamortized cost is written off.

  - In-house documentary productions: 90% when the first showing is broadcast. The residual value remains in inventories for the following four years. After the fourth year the unamortized cost is written off.

  - Documentaries acquired from third parties: amortization is recorded on the basis of the number of showings contracted.

Consumables and other

Dubbings, sound tracks, titles and tunes of outside productions are recorded at acquisition or production cost. The amortization of rights is recorded under the "Program Amortization and Other Supplies" caption in the consolidated statement of operations at the time of the showing, by the same method as that used for outside productions.

Other inventories are recorded at acquisition cost and are allocated to income by the effective or actual amortization method over the usage period.

Allowances

The Group records provisions to allowances to reduce the unamortized portion of the value of in-house productions and of the rights on outside productions which it considers will not be shown. When the rights expire, the allowances recorded are used to write off the cost of the rights

The Group records the appropriate allowances for the decline in value of the rest of its inventories to reduce them to realizable market value.

Classification of programs

Program inventories are classified as current assets in accordance with the Spanish National Chart of Accounts and standard practice in the industry in which the Group operates. However, programs are used over several years.

e) Recognition of revenues and expenses.

General method

Revenues and expenses are recognized on an accrual basis, i.e. when the actual flow of the related goods and services occurs, regardless of when the resulting monetary or financial flow arises.

Advertising revenues

The consolidated companies, mainly the Parent Company, obtain basically advertising revenues, which are recognized in the consolidated statement of operations when the advertising spot is broadcast.

TV home shopping revenues

These revenues are recorded in the consolidated statement of operations at the time when title to the goods sold is transferred.

Thematic television channel revenues

Two types of revenues are currently obtained from thematic television channels:

- Revenues from subscribers to the thematic channel signal are recorded each month in the consolidated statement of operations based on the contractual agreements established with the signal distribution platforms if there is an established minimum number of subscribers. If a minimum number of subscribers is not established or the number of subscribers is above the established minimum, revenues are estimated based on projected business plans. Every month the signal distribution platforms report on the billable number of subscribers and the Group adjusts its revenue estimate, although the adjustment is never material with respect to the final amount to be billed.

- Revenues from advertising on the thematic television channel are recorded in the consolidated statement of operations when the advertising spot is broadcast.

Sale of in-house production and other audiovisual rights

The Group records these sales as period revenues when the broadcasting rights for the in-house production or the audiovisual rights are sold. The advances received on sales of broadcasting rights are not taken to income until the rights are transferred.

V.3 CONSOLIDATED ACCOUNTING INFORMATION ON THE ANTENA 3 DE TELEVISION, S.A. AND SUBSIDIARIES GROUP

This section contains the consolidated financial statements of the Group and an analysis of the differences and variations in the last three years. As additional information, **Exhibit IV** contains the balance sheets and statements of operations for the last five years (in thousands of euros).

V.3.1. Consolidated balance sheet as of December 31, 2002, and comparison with the two preceding years

Below are the consolidated balance sheets of the Group for the last three years, an explanation of the breakdown of the main items and an analysis of the main year-on-year variations.

ANTENA 3 TELEVISION Group

CONSOLIDATED BALANCE SHEETS

Thousands of euros

	Balance at 12/31/02	% of total assets	Balance at 12/31/01	% of total assets	Balance at 12/31/00	% of total assets	Variation 2002/2001	Variation 2001/2000
ASSETS								
DUE FROM SHAREHOLDERS FOR UNCALLED CAPITAL	0	0.00%	0	0.00%	0	0.00%	0	0
FIXED AND OTHER NONCURRENT ASSETS								
Start-up expenses	21,678	2.36%	1,431	0.19%	1,092	0.15%	20,247	339
Intangible assets	15,323	1.67%	14,551	1.92%	9,386	1.27%	772	5,165
Tangible fixed assets	**137,412**	**14.97%**	**127,106**	**16.80%**	**128,328**	**17.37%**	**10,306**	**(1,222)**
Land and structures	64,226	7.00%	60,907	8.05%	59,347	8.03%	3,319	1,560
Plant	149,280	16.26%	117,144	15.48%	101,211	13.70%	32,136	15,933
Other tangible fixed assets	50,609	5.51%	39,090	5.17%	40,885	5.54%	11,519	(1,795)
Accumulated depreciation	(126,703)	(13.80%)	(90,035)	(11.90%)	(73,115)	(9.90%)	(36,668)	(16,920)
Long-term investments	**21,448**	**2.34%**	**12,418**	**1.64%**	**6,593**	**0.89%**	**9,030**	**5,825**
Treasury stock	**2,933**	**0.32%**	**2,933**	**0.39%**	**2,933**	**0.40%**	**0**	**0**
Taxes receivable	**7,182**	**0.78%**	**5,498**	**0.73%**	**7,440**	**1.01%**	**1,684**	**(1,942)**
TOTAL FIXED AND OTHER NONCURRENT ASSETS	**205,976**	**22.44%**	**163,937**	**21.66%**	**155,772**	**21.09%**	**42,039**	**8,165**
CONSOLIDATED GOODWILL	**144,743**	**15.77%**	**24,913**	**3.29%**	**30,400**	**4.12%**	**119,830**	**(5,487)**
DEFERRED CHARGES	**1,847**	**0.20%**	**12**	**0.00%**	**10**	**0.00%**	**1,835**	**2lizex**
CURRENT ASSETS								
Inventories	**304,950**	**33.22%**	**317,568**	**41.96%**	**303,156**	**41.04%**	**(12,618)**	**14,412**
Program rights	246,083	26.81%	244,737	32.34%	236,861	32.07%	1,346	7,876
Consumables and other inventories	11,425	1.24%	11,525	1.52%	13,958	1.89%	(100)	(2,433)
Advances to suppliers	47,442	5.17%	61,306	8.10%	52,337	7.09%	(13,864)	8,969
Accounts receivable	**221,158**	**24.09%**	**195,003**	**25.77%**	**210,407**	**28.49%**	**26,155**	**(15,404)**
Trade receivables for sales and services	185,956	20.26%	164,797	21.78%	187,690	25.41%	21,159	(22,893)
Receivable from Group and associated companies	14,160	1.54%	22,721	3.00%	13,222	1.79%	(8,561)	9,499
Taxes receivable	30,100	3.28%	12,257	1.62%	15,014	2.03%	17,843	(2,757)
Sundry accounts receivable	11,575	1.26%	10,143	1.34%	7,358	1.00%	1,432	2,785
Allowance for bad debts	(20,633)	(2.25%)	(14,915)	(1.97%)	(12,877)	(1.74%)	(5,718)	(2,038)
Short-term investments	**28,220**	**3.07%**	**27,689**	**3.66%**	**18,176**	**2.46%**	**531**	**9,513**
Cash	**7,471**	**0.81%**	**23,805**	**3.15%**	**13,206**	**1,79%**	**(16,334)**	**10.599**
Accrual accounts	**3,535**	**0.39%**	**3,827**	**0.51%**	**7,504**	**1.02%**	**(292)**	**(3,677)**
TOTAL CURRENT ASSETS	**565,334**	**61.59%**	**567,892**	**75.04%**	**552,449**	**74.79%**	**(2,558)**	**15,443**
TOTAL ASSETS	**917,900**	**100.00%**	**756,754**	**100.00%**	**738,631**	**100.00%**	**161,146**	**18,123**

ANTENA 3 TELEVISIÓN Group

CONSOLIDATED BALANCE SHEETS

Thousands of euros

	Balance at 12/31/02	% of total assets	Balance at 12/31/01	% of total assets	Balance at 12/31/00	% of total assets	Variation 2002/2001	Variation 2001/2000
SHAREHOLDERS' EQUITY AND LIABILITIES								
SHAREHOLDERS' EQUITY								
Capital stock	166,668	18.16%	166,668	22.02%	166,668	22.56%	0	0
Legal reserve	33,334	3.63%	33,334	4.40%	23,090	3.13%	0	10,244
Other reserves	277,026	30.18%	257,437	34.02%	139,202	18.85%	19,598	118,235
Reserve for treasury stock	2,933	0.32%	2,933	0,39%	2,933	0.405	0	0
Reserves at fully consolidated companies	(775)	(0.08%)	(8,804)	(1.16%)	(3,230)	(0.44%)	8,029	(5,574)
Retained earnings	9,366	1.02%	9,366	(1.24%)	9,366	1.27%	0	0
Translation differences	(669)	0.07%	187	0.02%	346	0.05%	(856)	(159)
Income (loss) attributable to the Parent Company	(30,037%)	(3,27%)	48,053	6.35%	123,244	16.69%	(78,090)	(75,191)
Consolidated income (loss)	(29,907)	(3.26%)	48,005	6.34%	123,311	16.69%	(77,912)	(75,306)
Income (Loss) attributed to minority interests	(130)	(0.01%)	48	0.01%	(67)	(0.01%)	(178)	115
TOTAL SHAREHOLDERS' EQUITY	457,846	49,88%	509,174	67.28%	461,619	62.50%	(51,328)	47,555
MINORITY INTERESTS	1,989	0.22%	1,745	0.23%	877	0.12%	244	868
PROVISIONS FOR CONTINGENCIES AND EXPENSES	18	0.00%	282	0.04%	0	0.00%	(264)	282
DEFERRED REVENUES	0	0.00%	1	0.00%	29	0.00%	(1)	(28)
LONG-TERM DEBT								
Payable to credit institutions	128,721	14.02%	3,062	0.40%	67	0.01%	125,659	2,995
Other payables	743	0.08%	1,604	0.21%	2,925	0.40%	(861)	(1,321)
Payable to Group companies	3,999	0.44%	5,381	0.71%	618	0.08%	(1,382)	4,763
Uncalled capital payments payable	120	0.01%	120	0.02%	390	0.05%	0	(270)
TOTAL LONG-TERM DEBT	133,583	14.55%	10,167	1.34%	4,000	0.54%	123,416	6,167
CURRENT LIABILITIES								
Payable to credit institutions	21,724	2.37%	2,645	0.35%	19,648	2.66%	19,079	(17,003)
Trade accounts payable	168,106	18.31%	151,436	20,01%	182,725	24,74%	16,670	(31,289)
Payable to Group and associated companies	45,769	4.99%	12,066	1.59%	15,536	2.10%	33,703	(3,470)
Customer advances	2,090	(0.23%)	2,664	0.35%	809	0.11%	(574)	1,855
Taxes payable	12,304	1.34%	10,238	1.35%	16,913	2.29%	2,066	(6,675)
Other nontrade payables	10,285	1.12%	15,278	2.02%	4,800	0.65%	(4,993)	10,478
Other provisions	63,469	6.91%	39,559	5.23%	28,830	3,90%	23,910	10,729
Accrual accounts	717	0.08%	1,499	0.20%	2,845	0.39%	(782)	(1,346)
TOTAL CURRENT LIABILITIES	324,464	35.35%	235,385	31.10%	272,106	36.84%	89,079	(36,721)
TOTAL PASIVO	917,900	100.00%	756,754	100.00%	738,631	100.00%	161,146	18,123

ANALYSIS OF BALANCE SHEETS AND YEAR-ON-YEAR VARIATIONS

In this section we analyze the breakdown and structure of the balance sheets as of December 31, 2002, and for the preceding two years.

The proportion of each of the main aggregates in the balance sheet for each year is as follows:


STRUCTURE OF THE CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2002
100%
80%
60%
40%
20%
0%
62%
16%
22%
35%
15%
50%
Assets
Liabilities
Fixed assets/Shareholder's equity
Goodwill/S.E.L.-C.L.
Current


STRUCTURE OF CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2001
100%
80%
60%
40%
20%
0%
75%
3%
22%
31%
2%
67%
Assets
Liabilities
Fixed assets/Shareholder's equity
Goodwill/S.E.L.-C.L.
Current Assets


STRUCTURE OF CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2000
100%
80%
60%
40%
20%
0%
75%
4%
21%
37%
1%
62%
Assets
Liabilities
Fixed assets/Shareholder's equity
Goodwill/S.E.L.-C.L.
Current Assets

"S.E.L. – C.L." (Shareholders' equity and liabilities except for current liabilities) includes the balances of the "Minority Interests", "Deferred Revenues", "Provisions for Contingencies and Expenses" and "Long-Term Debt" captions in the balance sheets for each year.

Noteworthy is the higher relative importance of current assets with respect to fixed assets. The inventories and accounts receivable captions are the most significant with respect to total assets.

As can be seen, the main variations are due to goodwill arising in the acquisition of UNIPREX. The control of this company was acquired in September 2002.

In 2002 there was an increase of €123,416 thousand (1,011.85%) in long-term debt with respect to the previous year, due mainly to a syndicated loan and credit line arranged with various credit institutions on October 28, 2002, to finance the acquisition from Grupo Admira Media, S.A., through the subsidiary Publicidad 3, S.A., of all its shares in UNIPREX and Cadena Voz de Radiodifusión, S.A.

Fixed assets

Fixed assets represent approximately 22% of the Group's total assets as of December 2002.

The main variations in fixed assets are as follows:

- R & D expenses: the balance as of December 2001 comprises R & D expenses of Compunet Servicios Telemáticos, S.A. (1) and Sprayette, S.A. (72). In 2002 Sprayette, S.A. was excluded from consolidation due to its sale to the minority shareholders and the expenses relating to Compunet were amortized in full in 2002.

- Administrative concessions: the balance of this account includes the radio broadcasting concessions. In 2002 there was a significant increase in the balance of this caption due to the inclusion in consolidation of the Uniprex Group due to the acquisition of this group on September 10, 2002.

- Plant and machinery. In 2002 there was a 25% increase with respect to 2001, due to the inclusion of the high- and low-frequency studios and facilities of the Uniprex Group.
- The same applies to the "Other Plant and Tools" caption.

Depending on the purpose for which they are used, fixed assets can be classified as assigned to television (Antena 3 Televisión), radio (Uniprex) or cinema (Movierecord) activities and others. The approximate distribution of the gross fixed assets used in the Group's various activities as of December 31, 2002, are as follows:

ANTENA 3 GROUP
(Consolidated gross fixed assets, by business line, as of December 31, 2002)



Cinema 1%
Others 7%
Radio 25%
Television 67%

As can be seen, most of the assets are concentrated in the television activity, i.e. in the assets of ANTENA 3 TELEVISIÓN, due to the fact that the average cost of the infrastructure, material and equipment needed to record the audiovisual programs and broadcast the television signals is much higher than those needed

Long-term investments

The long-term investments caption as of December 31, 2002, includes €21,448 thousand, equivalent to 10.4% of total fixed assets and 2.3% of total assets. As of December 31, 2002, investments in Group companies amounted to €13,013 thousand, the most significant being Canal Media Radio, S.A., Canal Media Radio Galicia, S.L. and Ipar Onda, S.A. Investments in associated companies as of the same date amounted to €2,374 thousand and other equity investments, which amounted to €14,303 thousand, included, inter alia, the investment in Canal Satélite Digital, S.L. The investment valuation allowance amounted to €11,694 thousand. Lastly, the increase in long-term investments in 2002 and 2001 was 73% and 88%, respectively.

Acquisition of Uniprex

On September 10, 2002, the agreement for the sale and transfer of credits, effective for accounting purposes from January 1, 2002, whereby Publicidad 3, S.A. (a wholly-owned investee of Antena 3 Televisión, S.A.) purchased from Grupo Admira Media, S.A.U. (now Telefónica de Contenidos, S.A.U.) all its shares in UNIPREX. and Cadena Voz de Radiodifusión, S.A. (now Antena de Radiodifusión, S.A.), was executed in a public deed.

This transaction gave rise to goodwill for the two companies amounting to approximately €146,622 thousand, which is being amortized by Publicidad 3, S.A. on a straight-line over 20 years.

In Chapter VI of this Prospectus the above-mentioned operation is described in detail.

Consolidation goodwill

The breakdown of this caption in the accompanying balance sheets, by the company whose acquisition originated the goodwill, is as follows:

BREAKDOWN OF CONSOLIDATED GOODWILL (Thousands of Euros)						
				Saldos		
Company	Amount Arising	% of Ownership as of 12/31/02	Year Acquired	12/31/02	12/31/01	12/31/00
Antena 3 Directo, S.A.	600	100.00%	1999	120	240	360
Antena 3D Chile, S.A.	653	69.93%	2001	523	653	0
Comunet Servicios Telemáticos, S.A.	2,413	86.00%	2000	0	1,609	2,413
Inversiones Valores Inmuebles, S.L.	8,744	84.60%	2000 and 2001	0	6,091	7,962
Sprayette, S.A.	9,036	71.00%	2000	0	7,982	8,886
Traherpa. S.A.	959	100.00%	2001	0	639	0
Antena de Radiodifusión, S.A.	9,545	100.00%	2002	9,068	0	0
Movierecord Cine, S.A.	15,399	100.00%	1999	4,620	7,699	10,779
Trading Team, S.L.	753	80.00%	2001 and 2002	188	0	0
Uniprex, S.A.	137,077	100.00%	2002	130,224	0	0
TOTAL GOODWILL				**144,743**	**24,913**	**30,400**

The goodwill is being amortized over the estimated periods in which it will contribute to the obtainment of income for the Group. The detail is as follows:

Companies	Amortization Period (Years)
Antena 3 Directo, S.A.	5
Movierecord Cine, S.A.	5
Trading Team, S.A.	4
Antena 3D Chile, S.A.	5
Uniprex, S.A.	20
Antena de Radiodifusión, S.A.	20

As a result of an analysis performed by Company management on the capacity of certain companies to contribute to Group income, in 2002 early amortization was taken on the goodwill relating to Inversiones Valores Inmuebles, S.L. and Compunet Servicios Telemáticos, S.A.for a total of €3.980 thousand, which is recorded under the "Extraordinary Expenses" caption in the 2002 consolidated statement of operations. €8,621 thousand of unamortized goodwill relating to Sprayette, S.A. and Traherpa, S.A., which have been excluded from consolidation, was also recorded under this caption.

Inventories

The detail of inventories in each year is as follows:

	Thousands of euros		
	12/31/02	12/31/01	12/31/00
Rights on outside production	189,755	184,635	167,361
In-house productions and programs in process	77,680	78,436	84,200
Sports broadcasting rights	3,214	3,214	3,214
Allowance for inventory obsolescence	(24,566)	(21,548)	(17,914)
Program rights, net	**246,083**	**244,737**	**236,861**
Dubbing, sound tracks and titles	2,944	2,657	3,384
Other materials	8,481	4,190	2,636
Consumables and other	**11,425**	**6,847**	**6,020**
Merchandise inventories	0	8,123	7,400
Allowance for inventory depreciation	0	(3,445)	(748)
	0	**4,678**	**6,652**
Other inventories	0	0	1,286
Advances to suppliers	47,442	61,306	52,337
Total	**304,950**	**317,568**	**303,156**

In 2001 and 2000 the products sold directly by Antena 3 are were recorded as merchandise inventories. In 2002 they were recorded at net book value in the "Other Materials" account.

As of December 31, 2002, inventories had decreased by 4% with respect to the previous year. However, they were in line with 2000 inventories. Inventories represented 33% of total assets in 2002, compared with 42% in 2001. The main item was the purchase of program rights, the net amount of which as of December 2002 was substantially unchanged from the figure for the previous year-end.

The "Advances to Suppliers" caption includes basically prepayments in connection with commitments to purchase outside production rights.

At the end of each period the Parent Company had the following commitments, mainly for the purchase of audiovisual property rights:

Year/Period	Thousands of Euros
2000	110,051
2001	123,000
2002	157,500

Variations in consolidated shareholders' equity

In 2000 Antena 3 Televisión, S.A. obtained consolidated income of €123,244 thousand, bringing consolidated shareholders' equity to €461,619 thousand as of December 31, 2000. In 2001 the Company, which through the aforementioned date had systematically reinvested the income obtained, continued to implement this policy and appropriated income in full to reserves.

Of the €123,244 thousand, €10,244 thousand were used to bring the legal reserve up to the minimum required balance (20% of capital stock) and the remaining €113,000 thousand, in line with the policy of reinvesting any surplus, were appropriated to other voluntary reserves.

The consolidated net income for 2001 amounted to €48,053 thousand, which, if we add the variations in the scope of consolidation and the translation differences, which in 2001 had a combined negative effect of €498, increased shareholders' equity to €509,174 thousand.

€19,829 thousand of income for 2001 (41.25% of total income) were paid as dividends to shareholders and €28,224 thousand remained at the Company as self-financing funds.

In 2002 Antena 3 de Televisión, S.A. incurred consolidated losses of €30,037 thousand, which, together with the dividend distributed out of 2001 income and negative translation differences of €1,462 thousand, reduced shareholders' equity to €457.846 thousand as of December 31, 2002, representing a reduction of 10.1% in shareholders' equity with respect to 2001.

The financial leverage ratio as defined in *V.1. Terminology* is as follows:

CALCULATION OF FINANCIAL LEVERAGE RATIO			
	12/31/02	**12/31/01**	**12/31/00**
Total assets	917,900	756,754	738,631
Shareholders' equity	457,846	509,174	461,619
FINANCIAL LEVERAGE RATIO	**2.0**	**1.5**	**1.6**

This ratio indicates that since 2002 approximately half the Group's assets have been financed by shareholders' equity. The financial leverage has increased due mainly to a growth in total assets due to the purchase of Uniprex (21% with respect to 2001 total assets) and a decrease in shareholders' equity (10% with respect to 2001).

Working capital

The Group's working capital and variations therein in recent years, taking working capital to be the difference between current assets and current liabilities and distinguishing operating assets and liabilities from financial assets and liabilities, is as follows:

STRUCTURE OF CONSOLIDATED WORKING CAPITAL (Thousands of Euros)			
	12/31/02	12/31/01	12/31/00
Inventories	304,950	317,568	303,156
Accounts receivable and asset accrual accounts	224,693	198,830	217,911
Nonfinancial current liabilities	(302,740)	(232,740)	(252,458)
Operating working capital	**226,903**	**283,658**	**268,609**
% of net sales	33.8%	44.6%	38.2%
Short-term investments and cash	35,691	51,494	31,382
Short-term financial debt	(21,724)	(2,645)	(19,648)
Financial working capital	13,967	48,849	11,343
% of net sales	2.1%	7.7%	1.7%
TOTAL WORKING CAPITAL	**240,870**	**332,507**	**280,343**
% of net sales	35.9%	52.3%	39.9%

The attached tables show positive working capital, since current assets exceed current liabilities:

STRUCTURE OF CONSOLIDATED WORKING CAPITAL (Variations)				
	2002/2001		2001/2000	
	Amount	% Var.	Amount	% Var.
Inventories	(12,618)	-4.0%	14,412	4.8%
Accounts receivable and asset accrual accounts	25,863	13.0%	(19,081)	-8.8%
Nonfinancial current liabilities	(70,000)	30.1%	19,718	-7.8%
Capital circulante operativo	**(56,755)**	**-20.0%**	**15,049**	**5.6%**
Short-term investments and cash	(15,803)	-30.7%	20,112	64.1%
Short-term financial debt	(19,079)	721.3%	17,003	-86.5%
Financial working capital	**(34,882)**	**-71.4%**	**37,115**	**316.3%**
TOTAL WORKING CAPITAL	**(91,637)**	**-27.6%**	**52,164**	**18.6%**

The main changes in 2002 with respect to the previous year in the working capital aggregates were in the "Accounts Receivable" and "Asset Accrual Accounts" captions, with an increase of 13%, and in nonfinancial current liabilities, with an increase of 30.1%. The main increases in "Nonfinancial Current Liabilities" were in: trade accounts payable (with an increase of €16,096 thousand), payable to Group and associated companies (with an increase in €33,703 thousand) and other provisions (with an increase of €18,300 thousand in other provisions for contingencies and expenses).

There was a reduction of 71.4% in financial working capital in 2002 with respect to the previous year. The increase in "Financial Debt" is due to the acquisition of the radio station through the purchase of Uniprex, S.A., which was financed with borrowed funds. As of December 31, 2002, this caption included the first installment maturing at short term, amounting to €15,550 thousand, of the syndicated loan arranged.

The average periods for payment to suppliers and for collection from customers are calculated as follows:

CALCULATION OF AVERAGE PERIOD FOR PAYMENT TO SUPPLIERS			
	12/31/02	12/31/01	12/31/00
Trade accounts payable (ending balance)	168,106	151,436	182,725
Payable to Group and associated companies (ending balance)	21,729	12,066	15,536
Total short-term trade accounts payable	**189,835**	**163,502**	**198,261**
Program and other amortization	308,627	232,256	280,135
Other current operating expenses	35,691	146,272	90,866
Total expenses giving rise to trade accounts payable	**438,918**	**378,528**	**371,001**
Expenses divided by suppliers balance	**2.3**	**2.3**	**1.9**
Average payment period (days)	**158**	**158**	**195**

CALCULATION OF AVERAGE PERIOD FOR COLLECTION OF TRADE RECEIVABLES			
	12/31/02	12/31/01	12/31/00
Accounts receivable for sales (ending balance)	197,531	174,940	195,048
Receivable from Group and associated companies (ending balance)	14,160	22,721	13,222
Total short-term trade accounts receivable	**211,691**	**197,661**	**208,270**
Net sales	670,652	635,548	700,645
Net sales divided by receivables for sales	**3.2**	**3.2**	**3.4**
Average collection period (days)	**115**	**114**	**108**

Of the ending balance of "Payable to Group and Associated Companies" as of December 31, 2002, amounting to €45,769 thousand, €24,040 thousand were deducted relating to the deferred payment to Telefónica de Contenidos, S.A.U. for the purchase of the shares of Uniprex, S.A. and Antena de Radiodifusión, S.A. which cannot be considered to be trade accounts payable, leaving a balance of €21,729 thousand.

As can be seen, the average collection period has remained unchanged from 2002, while the average payment period has increased with respect to 2002.

Financial debt, total indebtedness and net financial debt

The breakdown of financial debt (as defined in V.1., Terminology), of total indebtedness and of the net financial debt of the Group as of December 31, 2002, and at the end of each of the preceding two years, is as follows:

CONSOLIDATED TOTAL DEBT, FINANCIAL DEBT AND NET FINANCIAL DEBT (Thousands of Euros)			
(Positive balances)	**12/31/02**	**12/31/01**	**12/31/00**
Long-term payables to credit institutions	(128,721)	(3,062)	(67)
Short-term payables to credit institutions	(21,724)	(2,645)	(19,648)
Total financial debt (1)	**(150,445)**	**(5,707)**	**(19,715)**
Short-term investments and cash	35,691	51,494	31,382
Total net financial debt (2)	**(114,754)**	**45,787**	**11,667**
Short- and long-term payables to Group and associated companies	(49,768)	(17,447)	(16,154)
Other long-term payables	(743)	(1,604)	(2,925)
Due from shareholders for uncalled capital	(120)	(120)	(390)
Trade accounts payable	(168,106)	(151,436)	(182,725)
Customer advances	(2,090)	(2,664)	(809)
Other short-term nontrade payables	(22,589)	(25,516)	(21,713)
Total nonfinancial debt (3)	**(243,416)**	**(198,787)**	**(224,716)**
TOTAL DEBT (1) + (3)	**(393,861)**	**(204,494)**	**(244,431)**

On October 28, 2002, the Parent Company arranged a long-term syndicated loan with various credit institutions, with JP Morgan Bank, S.A. as the agent bank, to enable it to purchase through its subsidiary Publicidad 3, S.A. all the shares of Uniprex, S.A. and Antena de Radiodifusión, S.A. (formerly Cadena Voz de Radiodifusión, S.A.) held by Grupo Admira Media, S.A., Sole-Shareholder Company (now Telefónica de Contenidos, S.A., Sole-Shareholder Company). The financing transaction is divided into two tranches: a loan of €140,000,000 and a credit line with a limit of €90,000,000

The detail of the payables to credit institutions maturing at long term and the estimated financial burden as of December 31, 2002, is as follows:

FINANCIAL DEBT MATURING AT LONG TERM AS OF DECEMBER 31, 2002 (Thousands of Euros)							
MATURING IN:							
2003	**2004**	**2005**	**2006**	**2007**	**2008**	**2009**	**Total**
22,645	32,456	31,895	31,508	31,517	277	147	150,445

The calculation of the financial debt servicing, taken to be the estimated future financial burden that will be generated by the current financial debt, is as follows:

ESTIMATED FINANCIAL BURDEN AS OF DECEMBER 31, 2002 (Thousands of Euros)					
2003	2004	2005	2006	2007	Total
7,034	4,815	4,345	3,483	2,072	21,749

The detail of the debt ratios calculated on the basis of the information contained in the tables above, consolidated shareholders' equity and total assets, is as follows:

VARIATIONS IN CONSOLIDATED DEBT, FINANCIAL DEBT AND NET FINANCIAL DEBT RATIOS			
RATIOS TO TOTAL FINANCIAL DEBT	12/31/02	12/31/01	12/31/00
Ratio of total financial debt to shareholders' equity	32.86%	1.12%	4.27%
Ratio of total long-term debt to total debt	33.92%	4.97%	1.64%
Ratio of financial indebtedness to total debt	38.20%	2.79%	8.07%
Ratio of net financial debt to shareholders' equity	25.06%	(8.99%)	(2.53%)

Since 2001 there has been an increase in indebtedness ratios due to the syndicated loan granted to Antena 3 de Televisión, S.A. in October 2002 to finance the purchase of the radio stations from Uniprex, S.A.U.

The breakdown, by type of transaction and maturity, of the financial debt as of December 31, 2002 and the preceding two years is as follows:

BREAKDOWN, BY TYPE OF TRANSACTION, OF CONSOLIDATED FINANCIAL DEBT (Thousands of Euros)						
	12/31/02		12/31/01		12/31/00	
	Long	Short	Long	Short	Long	Short
Syndicated loan	124,450	15,550	0	0	0	0
Loans	3,350	549	1,130	236	43	12,822
Credit lines	0	3,617	63	1,086	0	3,499
Other debts	0	1,816	1,869	0	24	2,631
Interest payable	921	192	0	1,323	0	696
TOTAL FINANCIAL DEBT	**128,721**	**21,724**	**3,062**	**2,645**	**67**	**19,648**

Warranties agreed by Third parties:

The inter-group companies have the obligation of give guarantees, warrants or collateral in the following cases:

- To fullfill the legal requirements regarding the Public administration regarding the warranties linked to the concessions granted. As an example, the Sciences and Technology Governmental department has granted a 5 million euro license and the C.C.A.A: a 6.01 million License for the use of radiophonic frequencies and the management of T.V. services.

- Warrants granted to Sporting Companies, in relation to contracts regarding the assignment of TV sporting rights for the years 1998 to 2003. The aforementioned rights have been assigned to the companies Sport, S.A. and G.M.A.F. S.A., although the warrant has been kept until the payment date in June 2003. The guaranteed amount is 15,352 thousand euros.

- To warrant processes and temporal exports (recording and transmission equipment). This warrant amounts to 12,564.6 thousand of euros.

V.3.2. *Consolidated statement of operations as of December 31, 2002, and comparison with the preceding two years.*

In this section we present the consolidated statement of operations as of December 31, 2002, and comparison with the preceding two years, explain the breakdown of the main items and analyze the main variations.

GRUPO ANTENA 3 de TELEVISIÓN, S.A.

Multiple-step statement of operations
Thousands of Euros and % of net sales

	12/31/02	12/31/01	12/31/00
Net sales	670,652	635,548	700,645
Cost of sales	308,627	231,726	277,499
Gross margin (Gross profit)	**362,025**	**403,822**	**423,146**
Gross margin	54.0%	63.5%	60.4%
Operating expenses	319,062	297,066	226,089
Operating cash flow (EBITDA)	**42,963**	**106,756**	**197,057**
Ebitda margin	6.4%	16.8%	28.1%
Depreciation and amortization expenses	28,131	20,967	16,792
Amortization of goodwill	14,568	7,881	2,474
Results of operations (EBIT)	**264**	**77,908**	**176,791**
Ebit margin	0.04%	12.3%	25.2%
Net financial burden	4,165	2,574	1,181
Ordinary income (loss)	**(3,901)**	**75,334**	**175,376**
Ordinary margin	(0.6%)	11.9%	25.1%
Extraordinary income (loss)	(41,596)	(13,631)	(234)
Income before taxes (EBT)	**(45,497)**	**61,703**	**175,376**
EBT margin	(6.8%)	9.7%	25.0%
Taxes	(15,590)	13,631)	(234)
Consolidted income (Net income)	**(29,907)**	**48,005**	**123,311**
Net income margin	(4.5%)	7.6%	17.6%
Income (loss) attributed to minority interests	130	(48)	67
Income (loss) for the year attributable to the Parent Company (Net income before minority interests)	**(30,037)**	**48,053**	**123,244**
Net income before minorities margin	(4.5%)	7.6%	17.6

Sales Income

Income distribution for the activity of the group is as follows:

				% Growth	
(Thousand €)	**2002**	**2001**	**2000**	**2002/01**	**2001/00**
Publicity Sales	643,529	590,072	(660,808)	9.1%	(10.7%)
Other Sales	54,361	54,857	(59,215)	(0.9%)	(7.4%)
Commercial discounts	(61,202)	(60,,562)	(52,741)	1.1%	14.8%
Other Income	33,964	51,780	3,5999	-34,%	43.6%

Total Income	**670,652**	**636,078**	**703,281**	5,4%	-9.6%

Publicity sales income had a 9,1% growth in 2002, derived from the UNIPREX Buy Out. In 2001, the total income decreased 10,7% due to the Spanish publicity market fall and ANTENA 3 TELEVISIÓN's low levels of audience in 2001 and 2000.

The income produced by "Other sales" mainly covers the income of the ANTENA 3 Group companies such as Movierecord, A3 Directo,. In comparison with 2002, this income decreased by 0,9%; in respect to 2001, by 7,4% between 2001 and 2000 due to the general negative trend in the publicity market..

Other Income includes the income generated by publicity from Internet, teletexto, audiotexto, SMS, merchandising, plus the income generated by other companies from the group. (Uniprex o Movierecord, decreased 33,6 % between 2002 and 2001 and increased 54% between 2001 and 2000 due to the acquisition of Sprayette and some auditors reclassification of headings).

Commercial discounts remain at the same levels (8-10%) on publicity sales in the above period.

Cost of sales and gross margin

The heading related to "Cost of sales" for the accounting years corresponding to 2000,2001 and 2002 is detailed as follows:

	2002	**2001**	**2000**	**2002/01**	**2001/00**
Broadcasting rights.	116,936	88,118	91,949	32.7%	(4.2%)
Broadcasting of ih-house programmes	123,246	122,941	134,048	0.2%	(8.3%)
Retransmission rights.	34,205	391	752	8648,1%	(48.0%)
Services of external production	105,955	105,533	131,090	0.4%	(19.5%)
Performances, and artist collaboration.	11,656	12,107	12.540	(3.7%)	(3.4%)
Other uses.	45,075	45,166	55.965	(0.2%)	(19.3%)
Incorporation to inventories.	(128,446)	(142,530)	(148,844)	(9.9%)	(4.2%)
Costs of Sales	**308.627**	**231.726**	**277.499**	**33.2%**	**(16.5%)**

The cost of sales mainly includes the broadcasting costs, which cover own productions, productions by third parties and other costs directly related to broadcasting.

The cost of sales increased by 33% in 2002 in comparison to 2001 due to the increase of the rights to broadcast films and the rights to broadcast the 2002 Football World cup. Between 2001 and 2002 th cost of sales decreased due to the lower consumption of broadcasting rights, own productions and external services.

The account "incorporation to Inventories" covers expenses due to the making of programs that according to the parent company are activated and later on consumed. In order to calculate this "cost of sales", it takes into account the programs or rights effectively broadcast.

The table bellows shows the variations in the consolidated gross margin, regarding amounts and rates over consolidated net sales:


VARIATIONS IN CONSOLIDATED GROSS MARGIN (Thousand of Euros and % of Net Sales)
500,000
400,000
300,000
362,025
54.0%
403,822
63.5%
423,146
60.4%
2002
2001
2000

The consolidated gross margin as of December 31, 2002, was down 10.3% with respect to the previous year. This decrease is due mainly to the 33% increase in the cost of sales (program and other amortization), due mainly to the purchase of the rights to broadcast the Soccer World Cup in 2002, which is partially offset by the 5.4% increase in net sales.

The consolidated gross margin on net sales decreased by 9.5 percentage points in 2002 with respect to 2001 and by 6.4 percentage points with respect to 2000.

Operating cash flow (EBITDA)

The variations in EBITDA (taken to be the result of deducting the operating costs from the gross margin) as of December 31, 2002, and in the preceding two years, are as follows:


VARIATIONS IN CONSOLIDATED OPERATING CASH FLOW (EBITDA)
(Thousands of Euro and % of Net Sales)
250,000
200,000
150,000
100,000
50,000
0
42,963
6.4%
106,756
16.8%
197,057
28.1%
2002
2001
2000

EBITDA decreased by 59.75% in 2002 with respect to 2001 due to the effects on the advertising market of the economic recession (decrease in the conventional advertising market of 1.17% and 5.5% in 2002 and 2001, respectively) and to the losses incurred as a result of the Japan and Korea Soccer World Cup.

The impact of the Soccer World Cup on the results of the Parent Company as of December 31, 2002, is as follows:

Impact of the Soccer World Cup on 2002 results Millions of Euros	12/31/02	Effect of World Cup	12/31/02 Net of World Cup
Net sales	534,10	9,60	524,50
Operating expenses	(481,20)	(29,90)	(451,30)
EBITDA	52,90	(20,30)	73,20
% margin	9.9%	N/A	14.0%

The main items included in operating costs in the consolidated statement of operations are as follows:

DETAIL OF OPERATING EXPENSES (thousands of euros and % with respect to total consolidated expenses)	12/31/02	%	12/31/01	%	12/31/00	%
Personnel expenses:						
Wages, salaries and similar expenses	115,859	17.7%	99,943	18.2%	87,332	16.7%
Employee welfare expenses	25,264	3.9%	18,456	3.4%	18,499	3.5%
Total personnel expenses	141,123	21.5%	118,399	21.5%	105,831	20.2%
Other operating expenses	177,939	27.1%	178,667	120.258	120,258	23.0%
Total	**319,062**	**48.7%**	**297,066**	**54.0%**	**226,089**	**43.2%**

The distribution of the personnel costs is as follows:

Thousand euros	2002	2001	2000	2002/01	2001/00
Wages and Salaries	111642	93203	84,607	19.8%	10.2%
Social insurance and other social charges	25,264	18,456	18,499	36.9%	(0.2%)
Other personnel costs	4,217	6,740	2,724	(37.4%)	147.4%
Total	**141,123**	**118,399**	**105,831**	19.2%	11.9%

Personnel costs have increased by 19.2% in 2002 in comparison to 2001, going from 118,4 million Euros to 141.1 million Euros in 2002. The reason for this increase has been the purchase of Uniprex with the added effect of the results of the collective agreement – general salary increases - and the hiring of an additional 548 employees – going from 2,730 employees in 2001 to 3,278 in 2002.

Personnel costs increased by 11.9% in 2001 in comparison to 2000, going from 105,8 million Euros to 118,4 million Euros in 2000. The reason for this increase was diversification activities (Sprayette, Megatrix, etc.) with the added effect of the results of the collective agreement – general salary increases - and the hiring of an additional 475 employees – going from 2,255 employees in 2000 to 2.730 in 2001.

The distribution of Other Operating costs is broken down as follows:

				% Growth	
(thousand euros)	**2002**	**2001**	**2000**	**2002/01**	**2001/00**
Rents and charges	40,335	25,766	27,672	56.5%	(6.9%)
Author rights	15,312	11,568	14,838	32.4%	(22.0%)
Publicity and promotions	14,888	14,639	14,318	1.7%	2.2%
Comunications	15,069	11,374	12,126	32.5%	(6.2%)
Work undertaken by another companies	38,103	14,232	12,481	167.7%	14.0%
Other expenses	46,919	94,459	37,104	(50.3%)	154.6%
Taxes	1,263	3,088	662	(59.1%)	366.5%
Changes for business trafic contingencies	6,050	3,541	1,058	70.9%	234.7%
Total other operating Costs	**177,939**	**178,.667**	**120,258**	**(0,4%)**	**48,6%**

Other operating costs have decreased slightly in 2002, down 0,4% since 2001, falling from 178,700 thousand euros in 2001 to 177,900 thousand euros in 2001. This is due to:

- An increase under the heading "Rents and charges" (which comprises the most significant heading as paid by the dominant Company as a rate of rental for the distribution of the audiovisual signal), of 56.5%, mainly due to the effect of the UNIPREX purchase, and the incorporation of the expenses derived from transmission of the digital signal.
- Increase of 32.4% in Author's Rights (paid by ANTENA 3 TELEVISIÓN and UNIPREX to the Spanish Author's Rights management companies – SGAE, AGEDI, etc.) due to the expenses derived from the purchase of UNIPREX, representing in 2002 2.2% over the sales income
- Increase of 32.5% in standard communications (including Fixed lines and mobiles) and in some services such as video and audio signals for programmes (i.e. news). As per above, the purchase of UNIPREX has increased the expenses heading.
- Increase of the works undertaken by external companies, going from 14,200 thousand Euros to 38,100 thousand euros due to an increase of external agents working for the company and the aforementioned acquisition of UNIPREX.
- Decrease of other expenses of by 50.3%, This heading groups together several headings such as contributors, expenses, repairs and maintenance, independent professional services, news management agents, etc.. This decrease is due to Spareyette and Megatrix's exit from the consolidation perimeter (with a value of 2,000 thousand Euros) and the new account classification undertaken by Movierecord and ANTENA 3 TELEVISIÓN that includes as cost of sales the expenses generated by the exploitation of the aforementioned companies (with a value of 29,000 thousand Euros).

Other operating costs increased by 41.6% in 2001 in comparison with 2000, changing from 12.000 thousand euros in 2000 to 178,700 thousand euros in 2001. This was due to:

- Increase in other expenses of 154.6%. This is explained by the introduction of Sprayette and Megatrix in the consolidation perimeter and also because of the transitional account classification undertaken by Movierecord and ANTENA 3 TELEVISIÓN that includes as operating costs the expenses generated by the exploitation of the aforementioned companies.
- Increase of 14% in works undertaken by external companies
- Fall of 6.9% under the heading "Rents and charges"
- Author's rights decreased by 22%, representing 1.8% of the sales income.
- Reduction of –6.2% in Communications

Fixed assets depreciation and intangible assets.

Fixed assets depreciation has increased 34% in 2002 in comparison to 2001 as a result of the depreciation of the UNIPREX purchase. It also decreased in 2000-2001 because of the investment derived from the company's digitalization process.

Goodwill depreciation has increased 85% in 2002 in comparison to 2001 as a result of the depreciation of the UNIPREX purchase. It also decreased in 2000-2001 by 127% due to the increase of Goodwill derived from investments in the companies Valores Inmuebles, S.L., Compunet Servicios Telemáticos, S.A. and Sprayette.

Operating income (EBIT)

The variations in operating income (EBIT, taken to be the result of deducting the depreciation and amortization expense and provisions from EBITDA) as of December 31, 2002, and the preceding two years are as follows:


VARIATIONS IN CONSOLIDATED OPERATING INCOME
(Thousands of Euros and % of Net Sales)
200,000
175,000
150,000
125,000
100,000
75,000
50,000
25,000
0
0.0%
264
77,908
12.3%
176,791
25.2%
2002
2001
2000

Consolidated operating income as of December 31, 2002, decreased by 99% with respect to the previous year. This decrease is due mainly to the reduction in consolidated cash flow, which fell by 59.75% with respect to 2001, due to the reduction of 10.3% in the gross margin and the increase of 6.6% in operating expenses.

Ordinary Income (Loss)

The variations in the Group's ordinary income (loss) as of December 31, 2002, and the preceding two years are as follows:


VARIATIONS IN CONSOLIDATED ORDINARY INCOME (LOSS)
(Thousands of Euros and % of Net Sales)
200,000
150,000
100,000
50,000
0
-50,000
-0.6%
2002
(3,901)
75,334
11.9%
2001
175,610
25.1%
2000

Consolidated ordinary income (loss) as of December 31, 2002, fell by 105% with respect to the previous year. This decrease was due mainly to the drop in consolidated operating income referred to above.

The breakdown of financial income (loss) as of December 31, 2002, and the preceding two years is as follows:

DETAIL OF FINANCIAL REVENUES AND EXPENSES (thousands of euros)			
(Expenses and losses shown as negative figures)	**12/31/02**	**12/31/01**	**12/31/00**
Exchange differences			
Exchange gains	1,137	10	580
Exchange losses	(29)	(2,733)	(3)
Total exchange differences	**1,108**	**(2,723)**	**577**
Other financial expenses and revenues			
Other financial revenues	2,176	2,659	1,452
Financial and similar expenses	(7,449)	(2,510)	(3,210)
Total other financial expenses and revenues	**(5,273)**	**149**	**(1,759)**
FINANCIAL INCOME (LOSS), NET	**(4,165)**	**(2,574)**	**(1,181)**

The effective interest rate paid by the Group in the last three years is as follows:

REFERENCE RATE		
2002	**2001**	**2000**
4.37%	3.45%	10.24%

The ratio of financial expenses and the financial burden to operating income, financial expenses to average financial indebtedness and average net debt is as follows:

RATIOS RELATING TO FINANCIAL EXPENSES AND REVENUES			
	12/31/02	**12/31/01**	**12/31/00**
Financial and similar expenses (thousands of euros)	7,449	2,510	3,210
Financial expenses/Operating income	**n/a**	**3.2%**	**1.8%**
Net financial burden	4,165	2,574	1,181
Net financial burden/Operating income	**n/a**	**3.3%**	**0.7%**

The variations in these aggregates are due to the fluctuations in exchange rates in the three years and the timing of the related transactions (basically purchases of audiovisual productions denominated in US dollars). The US dollar's parity with the euro was the currency variation that had most impact on positive and negative exchange differences.

These variations are also due to the variations in the amounts drawn down in each of the years in relation to financing transactions, in the balances receivable under the "Cash" and "Short-Term Investments" captions and in interest rates. The increase in net financial expenses from 2002 is due chiefly to the syndicated loan arranged to finance the purchase of UNIPREX and Cadena Voz de Radiodifusión S.A (now Antena de Radiodifusión, S.A.).

The hedging transactions arranged by the Group in the last three years are as follows:

EXCHANGE RISK HEDGING TRANSACTIONS PERFORMED EACH YEAR (amounts in U.S. dollars)			
	12/31/02	**12/31/01**	**12/31/00**
Number of hedges in place	84	55	61
Amount in US$ of the hedges	51,978,470	37,614,880	49,235,963
Number of exchange hedges	5	2	20
Amount in US$ of the exchange hedges	5,235,420	2,076,997	8,955,230
TOTAL	**57,213,890**	**39,691,877**	**58,191,193**

Income before taxes (EBT)

The variations in income (loss) before taxes as of December 31, 2002, and in the preceding two years are as follows:



VARIATIONS IN CONSOLIDATED INCOME (LOSS) BEFORE TAXES
(Thousands of Euros and % of Net Sales)
200,000
150,000
100.000
50,000
0
(50,000)
(100,000)
(150,000)
2002
-6.8%
(45,497)
61,703
9.7%
2001
175,376
25.0%
2000

The Group incurred consolidated loss before taxes as of December 31, 2002, whereas in the previous year it obtained income.

The breakdown of the main extraordinary revenues and expenses in the preceding three years is as follows:

DETAIL OF EXTRAORDINARY REVENUES AND EXPENSES			
	12/31/02	**12/31/01**	**12/31/00**
Extraordinary revenues			
Gains on fixed asset disposals	247	4,611	329
Extraordinary revenues	6,746	5,267	15,216
	6,723	**10,238**	**15,545**
Extraordinary expenses			
Losses on fixed asset disposals	1,628	629	364
Variation in investment valuation allowances	1,650	1,453	3,706
Prior years' extraordinary expenses and losses	45,041	21,787	11,709
	48,319	**23,869**	**15,779**
EXTRAORDINARY LOSS	**(41,596)**	**(13,631)**	**(234)**

The "Gains on Fixed Asset Disposals" caption in 2001 includes most notably a gain of €4,447 thousand on the sale by ANTENA 3 TELEVISIÓN of Famosos Artistas Músicos y Actores, Sole-Shareholder Company to Telefónica Media, Sole-Shareholder Company.

The "Extraordinary Revenues" caption includes mainly the reversal of provisions for contingencies and expenses, recorded in prior years, that proved to be overstated, and other extraordinary revenues. Antena 3 de Televisión, S.A. has the most relative weight with respect to the consolidated figures. The main item for 2000 is an overstatement of €14,471 thousand of the provision for contingencies and expenses, recorded at ANTENA 3 TELEVISIÓN.

The "Extraordinary Expenses" caption includes the estimated amount for probable or certain third-party liability arising from collateral and other similar guarantees provided by the Company, litigation, outstanding indemnity payments and obligations of undetermined amount, and for other possible estimated losses. Over 90% of the expenses included in this caption relate to ANTENA 3 Televisión.

Net Income (loss)

The variations in consolidated net income (loss) as of December 31, 2002, and in the preceding two years are as follows:



VARIATIONS IN CONSOLIDATED NET INCOME (LOSS) BEFORE TAXES
(Thousands of Euros and % of Net Sales)
200,000
150,000
100,000
50,000
0
(50,000)
(100,000)
(150,000)
2002
-4.5%
(29,907)
48,005
7.6%
2001
123,311
17.6%
2000

In 2002 the Group incurred consolidated loss with a significant decrease with respect to 2001, due, inter alia, to the decrease in the gross margin (operating costs increased by 33% and net sales by 9%), the increase in the amortization expenses and the increase in extraordinary losses.

The calculation of the tax expense as of December 31, 2002, and in the preceding two years is as follows:

CONSOLIDATED TAX RATE			
	12/31/02	**12/31/01**	**12/31/00**
Consolidated income (loss) before taxes	(45,497)	61,703	175,376
Corporate income tax	(15,590)	13,698	52,065
TAX RATE	(34.3%)	22.2%	29.7%

Contribution to earnings of ANTENA 3 GROUP subsidiaries.

The following table shows the contribution of ANTENA 3 Group subsidiaries to the consolidated earnings of each fiscal year..

(thousandss €)	2002	2001	2000	2002	2001	2000
ANTENA 3 TELEVISIÓN	18,759	62,321	131,294	(62.7%)	129.8%	106.5%
PUBLICIDAD 3	8,463	-	-	(28.3%)	0.0%	0.0%
UNIPREX	(30,834)	-	-	103.1%	0.0%	0.0%
A3 Directo	(9,255)	(853)	(301)	30.9%	(1.8%)	(0.2%)
Inv. Valores Inmuebles	(7,845)	(2,658)	-1	26.2%	(5.5%)	0.0%
Movierecord	(6,867)	(4,732)	853	23.0%	(9.9%)	0.7%
Antena 3 Temática	146	2,744	445	(0.5%)	5.7%	0.4%
Antena 3 Interactiva	-	(3,856)	(5,341)	0.0%	(8.0%)	(4.3%)
Otras sociedades	(2,474)	(4,961)	(3,638)	8.3%	(10.3%)	(3.0%)
Contribution to consolidated results.	**(29,907)**	**48,005**	**123,311**	**100.0%**	**100.0%**	**100.0%**

Return on equity and efficiency ratios

The returns on the book value of shareholders' equity are as follows:

RETURN ON EQUITY			
	12/31/02	**12/31/01**	**12/31/01**
Income (Loss) attributed to the Parent Company	(30,037)	48,053	123,244
Equity at the beginning of the year	509,174	461,619	338,327
Equity at the end of the year	457,846	509,174	461,619
Average equity	483,510	485,397	399,973
RETURN ON EQUITY	**N/A**	**10%**	**31%**

RETURN ON EQUITY			
	12/31/02	**12/31/01**	**12/31/01**
EBIT	264	77,908	176,791
AVERAGE CAPITAL EMPLOYED			
Average equity	483,510	485,397	399,973
Average net financial debt	34,484	(28,727)	16,945
Total average capital employed	**517,994**	**456,670**	**416,918**
RETURN ON CAPITAL EMPLOYED	**0%**	**17%**	**42%**

Return on equity measures the net return on the book value of shareholders' equity. Return on capital employed measures the operating return before taxes with respect to the capital employed (both shareholders' equity and debt financing).

Return on equity has decreased gradually over the last three years, falling from 31% in 2000 to 10% in 2001, due to the 61% decrease in the Group's earnings due mainly to the fall of 4.5% in the gross margin and to the increase of 31.4% in operating expenses.

In 2002 the return on equity was negative, due largely to the decrease of 10.3% in the gross margin as a result of the 33.1% increase in the cost of sales, which was partially offset by the increase of 5.5% in net sales. Operating cash flow fell by 59.75% with respect to the previous year due to the increase of 6.6% in operating expenses.

The decrease in the Group's return on capital employed in the last three years is due to the combined effect of the increase in net financial debt due to the loan arranged by ANTENA 3 TELEVISIÓN, and to the decrease in EBIT.

V.3.3. Cash flow statement as of December 31, 2002, and comparison with the preceding two years.

The breakdown of the main items in the consolidated Group's cash flow statements for the last three years and the analysis of the main year-on-year variations is as follows:

STATEMENT OF CASH FLOWS (thousands of euros)	12/31/02	12/31/01	12/31/00
Income (Loss) attributable to the Parent Company	(30,037)	48,053	123,244
Adjustments to income (loss)			
Depreciation and amortization expense	28,131	20,967	16,792
Amortization of consolidation goodwill	14,568	7,881	3,474
Variation in investment valuation allowances	1,650	1,453	3,706
Provisions for contingencies and expenses	0	282	0
Net gains on fixed asset disposals	(247)	(4,611)	(329)
Losses on fixed asset disposals	1,628	629	364
Other adjustments	166	(38)	32
Extraordinary expenses	12,600	0	0
Provision for program rights	0	0	0
Provisions for contingencies and expenses used	(264)	0	(10,865)
Income (Loss) attributable to minority interests	130	(48)	67
Variations in deferred tax assets (Long- and short-term taxes)	(1,685)	1,942	9,399
Cash flows generated	**26,640**	**76,510**	**145,884**
Variation in asset and liabilities (net of new investment purchases)			
Inventories	12,618	(14,412)	(69,491)
Accounts receivable	(26,155)	15,403	(9,548)
Accrual accounts	292	3,677	(1,735)
Current liabilities	70,000	(19,718)	58,279
Variation in financing operating needs	**56,755**	**(15,050)**	**(22,495)**
Cash flow generated by operations	**83,395**	**61,460**	**123,389**
Intangible asset additions	(12,175)	(8,138)	(5,562)
Tangible fixed asset additions	(34,339)	(21,928)	(33,022)
Start-up expenses	(22,817)	(888)	(140)
Additions to consolidation goodwill	(146,998)	(2,393)	(19,534)
Long-term investment additions	(15,809)	(7,111)	(4,977)
Disposal and retirement of tangible fixed assets, intangible assets and long-term investments	13,623	9,250	3,293
Cash flows arising from investment activities	**(218,515)**	**(31,208)**	**(59,942)**
Increase in long-term financial debt	124,122	3,062	0
Decrease in long-term debt	(299)	(67)	(13,376)
Variation in long-term financial debt (other accounts payable)	(860)	(1,321)	2,153
Variation in accounts payable to Group and associated companies	(1,382)	4,763	(243)
Dividends	(19,829)	0	0
Other financing activities	(1,514)	426	(8,133)
Repayment/Increase in short-term financial debt	19,079	(17,003)	(17,174)
Cash flows employed in financing activities	**119,317**	**(10,140)**	**(36,773)**
Net variation in cash and short-term investments	(15,803)	20,112	26,674
Variation in cash of companies included in consolidation	0	0	0
Cash and liquid short-term investments at the beginning of the year	51,494	31,382	4,708
Cash and short-term investments at year-end	**35,691**	**51,494**	**31,382**

The comments on the above cash flow statements are as follows:

- The cash flows generated by the Group's transactions in the last three years were used for investment, the main amounts in 2001 and 2000 being those invested in tangible fixed assets, since in those years ANTENA 3 TELEVISIÓN made a significant investment in the technical resources needed for digital broadcasting. In 2002 the main cash flow items arising from investment activities relate to the purchase of UNIPREX, and Antena de Radiodifusión (formerly Cadena Voz de Radiodifusión, S.A.) and the flows arising from the sale of the preemptive option on the free-to-air television broadcasting rights on the 2006 Soccer World Cup in Spanish territory by ANTENA 3 TELEVISIÓN a Corporación Admira Media, S.A.

  In 2002 the differences between flows generated and investment flows were covered mainly by variations in financial indebtedness (syndicated loan of €230,000,000 arranged by ANTENA 3

TELEVISIÓN to finance the purchase of UNIPREX and Antena de Radiodifusión through its subsidiary PUBLICIDAD 3) and cash. In 2000 the differences between flows generated and investment flows were used mainly in variations in financial indebtedness.

- The flows deriving from working capital needs were negative in 2001 and 2000. In 2001 this effect was due to the increase in the volume of program rights (under "Inventories") and the decrease in current liabilities. In 2000 there was also an increase in inventories; however, there was an increase in accounts receivable and current liabilities compared with the decrease in 2001.

- The main variations in financing activities in 2002 were due mainly, inter alia, to the variations in long-term financial indebtedness due to the syndicated loan arranged to finance the purchase of UNIPREX, and Antena de Radiodifusión mentioned earlier.

V.4 INDIVIDUAL ACCOUNTING NFORMATION ON ANTENA 3 DE TELEVISIÓN, S.A. (PARENT COMPANY).

This section contains the individual financial statements of Antena 3 de Televisión, S.A., and an analysis of the differences and variations arising in 2002 and the preceding two years.

V.4.1. Individual balance sheet as of December 31, 2002 and comparison with the preceding two years

The individual balance sheets as of 2002 year-end and the preceding two year-ends, the breakdown of the main items and the analysis of the main variations are as follows:

ANTENA 3 TELEVISIÓN								
BALANCE SHEETS								
Thousands of euros								
	Balance at 12/31/02	% of total assets	Balance at 12/31/01	% of total assets	Balance at 12/31/00	% of total assets	Variation 2002/2001	Variation 2001/2000
ASSETS								
FIXED AND OTHER NONCURRENT ASSETS								
Start-up expenses	53	0.01%	180	0.02%	307	0.04%	(127)	(127)
Intangible assets	9,028	1.04%	7,695	1.05%	6,965	0.97%	1,333	730
Tangible fixed assets	104,244	12.01%	111,481	15.28%	113,926	15.89	(7,237)	(2.445)
Land and structures	56,993	6.57%	57,725	7.91%	56,551	7.89%	(732)	(1,174)
Plant	77,992	8.99%	74,667	10.23%	69,072	9.63%	3,325	5,595
Other tangible fixed assets	67,255	7.75%	62,019	8.50%	56,539	7.88%	5,236	5,480
Accumulated depreciation	(97,996)	(11.29%)	(82,930)	(11,37%)	(68,236)	(9.51%)	(15,066)	(14,694)
Long-term investments	237,909	27.42%	61,274	8.40%	56,274	7.85%	176,635	5,000
Treasury stock	2,933	0.34%	2,933	0.40%	2,933	0.41%	0	0
Taxes receivable	4,184	0.48%	5,498	0.75%	7,440	1.04%	(1,314)	(1,942)
TOTAL FIXED AND OTHER NONCURRENT ASSETS	358,351	41.30%	189,061	25.91%	187,845	26.19	169,290	1,216
DEFERRED CHARGES	1,835	0.21%	0	0.00%	0	0.00%	1,835	0
CURRENT ASSETS								
Inventories	288,662	33.27%	309,393	42.40%	294,788	41.11%	(20,731)	14,605
Program rights	235,702	27.17%	242,589	33.25%	236,438	32.97%	(6.887)	6,151
Consumables and other inventories	5,721	0.66%	5,545	0.76%	6,016	0.84%	176	(471)
Advances to suppliers	47,239	5.44%	61,259	8.40%	52,334	7.30%	(14,020)	8,925
Accounts receivable	189,336	21.82%	182,058	24.95%	201,379	28.08%	7,278	(19,321)
Trade receivables for sales and services	127,114	14.65%	132,490	18.16%	153,521	21.41%	(5,376)	(21,031)
Receivable from Group and associated companies	52,522	6.05%	43,646	5.98%	36,920	5.15%	8,876	6,726
Taxes receivable	18,434	2.12%	9,369	1.28%	14,601	2.04%	9,065	(5,232)
Sundry accounts receivable	5,677	0.65%	8,498	1.16%	6,507	0.91%	(2,821)	1,991
Allowance for bad debts	(14,411)	(1.66%)	(11,945)	(1.64%)	(10,170)	(1.42%)	(2,466)	(1,775)
Short-term investments	23,875	2.75%	26,726	3.66%	18,176	2.53%	(2,851)	8,550
Cash	3,957	0.46%	21,444	2.94%	10,496	1.46%	(17,487)	10,948
Accrual accounts	1,620	0.19%	981	0.13%	4,463	0.62%	639	(3,482)
TOTAL CURRENT ASSETS	507,450	58.49%	540,602	74.09%	529,302	73.81%	(33.152)	11,300
TOTAL ASSETS	867,636	100,00%	729,663	100,00%	717,147	100,00%	137,973	12,516

ANTENA 3 TELEVISIÓN

BALANCE SHEETS

Thousands of Euros

	Balance at 12/31/02	% of Total Assets	Balance at 12/31/01	% of Total Assets	Balance at 12/31/00	% of Total Assets	Variation 2002/2001	Variation 2001/2000
SHAREHOLDERS' EQUITY AND LIABILITIES								
SHAREHOLDERS' EQUITY								
Capital stock	166,668	19.21%	166,668	22.84%	166,668	23.24%	0	0
Legal reserve	33,334	3.84%	33,334	4.57%	23,090	3.22%	0	10,244
Reserve for treasury stock	2,933	0.34%	2,933	0.40%	2,933	0.41%	0	0
Other reserves	277,026	31.93%	257,437	35.28%	139,202	19.41%	19,589	118,235
Retained earnings	9,366	1.08%	9,366	1.28%	9,366	1.31%	0	0
Income (Losses) attributable to the Parent Company	(31,293)	(3.61%)	39,416	5.40%	128,478	17.92%	(70,709)	(89,062)
TOTAL SHAREHOLDERS' EQUITY	**458,034**	**52.79%**	**509,154**	**69.78%**	**469,737**	**65.50%**	**(51,120)**	**39,417**
LONG-TERM DEBT								
Payable to credit institutions	125,371	14.45%	0	0.00%	0.00%	0.00%	125,371	0
Other payables	673	0.08%	1,274	0.17%	2,404	0.34%	(601)	(1,130)
Long-term payables to Group and associated companies	3,999	0.46%	5,381	0.74%	0	0.00%	(1,382)	5,381
Capital payments payable	120	0.01%	120	0.02%	391	0.05%	0	(271)
TOTAL LONG-TERM DEBT	**130,163**	**15.00%**	**6,775**	**0.93%**	**2,795**	**0.39%**	**123,388**	**3,980**
CURRENT LIABILITIES								
Payable to credit institutions	17,454	2.01%	10	0.00%	15,198	2.12%	17,444	(15,188)
Trade accounts payable	129,729	14.95%	127,618	17.49%	161,556	22.53%	2,111	(33,938)
Payable to Group and associated companies	31,603	3.64%	24,804	3.40%	16,703	2.33%	6,799	8,101
Customer advances	1,906	0.22%	2,405	0.33%	797	0.11%	(499)	1,608
Taxes payable	9,616	1.11%	8,109	1.11%	14,963	2.09%	1,507	(6,854)
Other nontrade payables	8,326	0.96%	9,647	1.32%	6,293	0.88%	(1,321)	3,354
Other provisions	80,427	9.27%	41,141	5.64%	28,830	4.02%	39,286	12,311
Accrual accounts	378	0.04%	0	0.00%	275	0.04%	378	(275)
TOTAL CURRENT LIABILITIES	**279,439**	**32.21%**	**213,734**	**29.29%**	**244,615**	**34.11%**	**65,705**	**(30,881)**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**867,636**	**100,00%**	**729,663**	**100,00%**	**717,147**	**100,00%**	**137,973**	**12,516**

Fixed assets

The "Intangible Assets" caption includes mainly the costs incurred in the acquisition or production of computer software that it is planned to use over several years. In 2002 the cost of computer software increased by 33% with respect to the previous year.

The "Land and Structures" caption includes the head office of ANTENA 3 TELEVISIÓN and its regional offices in Las Palmas y Santiago de Compostela. The other regional offices are located in leased premises.

The "Plant and Machinery" caption includes the technical resources and fixtures relating to the business. In 2002 these assets increased by €3,325 thousand to represent 8.99% of total assets as of December 31, 2002.

The "Investment in Group Companies" caption includes ANTENA 3 TELEVISIÓN's holdings in various companies. The financial statements for each year contain full information on the valuation of and the most significant net worth information on these holdings. The most significant holdings are: PUBLICIDAD 3, which owns the shares of UNIPREX and Antena de Radiodifusión and Movierecord, which engages in advertising in cinemas on an exclusivity basis and is widely renowned in the Spanish advertising market. As of December 31, 2002, this item represented 27.42% of total assets.

The "Inventories" caption relates mainly to rights on outside production (films, series, and other similar productions), which are recorded at production cost.

The balance of this item decreased by €6,887 and represented 27.17% of total assets as of December 31, 2002.

The "Advances to Suppliers" caption includes payment to distributors of outside productions prior to the beginning of the term of the right. The balance of this item represented 5.44% of total assets as of December 31, 2002.

The "Long-Term Loans" caption includes the loans granted by Antena 3 de Televisión, S.A. to Group companies. Noteworthy is the participating loan granted to PUBLICIDAD 3, amounting to €233,000,000 and maturing in ten years, for the obligations arising from the contract for the purchase of UNIPREX and Antena de Radiodifusión (see V.3.1. Acquisition of UNIPREX).

The "Investment Valuation Allowances" relating to these holdings as of December 31, 2002, are as follows:

INVESTMENT VALUATION ALLOWANCES AS OF 12/31/02 ANTENA 3 TV (thousands of euros)			
Company	**Gross Investment**	**Allowance**	**Net Investment**
Antena 3 Castilla-León, S.A.	1,260	(393)	867
Antena 3 Directo, S.A.	18,138	(13,041)	5,097
Antena 3 Editorial, S.A.	60	0	60
Antena 3 Internacional, Inc.	1,676	(1,242)	434
Antena 3 Perú, S.A.	3,128	(383)	2,745
Antena 3 Producciones, S.A. (Peru)	6,343	(787)	5,556
Antena 3 Temática, S.A.	2,784	(611)	2,173
Compunet Servicios Telemáticos, S.A.	2,404	(2,404)	0
Ensueño Films, S.L.	1,803	(1,608)	195
Guadiana Producciones, S.A.	66	0	66
Inversiones Valores Inmuebles, S.L.	9,534	(8,972)	562
Megatrix, S.A.	2,250	(1,226)	1,024
Movirecord Cine, S.A.	18,006	(10,861)	7,145
Nova Televisió, S.A.	245	0	245
Publicidad 3, S.A.	505	(505)	0
Canal Factoría de Ficción, S.A.	240	0	240
Media Park, S.A.	1,142	(721)	421
TVI Televisao Independiente, S.A.	2,016	(2,016)	0
Canal Satélite Digital, S.L.	11,145	(7,715)	3,430
TOTAL	**82,745**	**(52,485)**	**30,260**

–The Accountant of the company declares in the Auditing Report with date February 21,2003 that the company is a majority shareholder of some other companies and it has stakes of 20% or less in yet other companies. The balance sheet as of December, 31,2002 doesn't include the value increase that the stake in other companies might have due to the application of certain accounting principles (such as Global integration for majority stakes, method of equivalent consolidation.). The effect that these measures might have would be a 188,000 euros decrease of the shareholders equity as of December, 31,2002 and a decrease in the losses suffered of 1,256,000 euros and an increase of the total assets of 50,264,000 euros, all the above covered in the consolidated group accounts for that date.

Treasury stock

As of December 31, 2002, the total cost of the own shares of Antena 3 de Televisión, S.A. was €2,932,811, relating to 1,444,500 shares of €1 par value. The average price paid by Antena 3 in purchasing its own shares was therefore €2.03 per share.

Specific relative weight of the individual balance sheet with respect to the consolidated balance sheet

The specific relative weight of the main aggregates in the individual balance sheet with respect to those in the consolidated balance sheet is as follows:

INDIVIDUAL EQUITY, ASSETS AND LIABILITIES AS A PERCENTAGE OF THE CONSOLIDATED FIGURES			
	12/31/02	12/31/01	12/31/00
SHAREHOLDERS' EQUITY	100.0%	100.0%	101.8%
TANGIBLE FIXED ASSETS AND INTANGIBLE ASSETS	74.2%	84.1%	87.8%
LONG-TERM DEBT	97.4%	66.6%	69.9%

As can be seen, the relative weight of shareholders' equity at the Parent Company with respect to the consolidated figure is equivalent to practically all the consolidated Group's equity. The relative weight of the Parent Company is also significant for the other aggregates.

Working capital

The calculation of the Company's working capital, taken to be the difference between current assets and current liabilities and differentiating between operating and financial assets and liabilities, is as follows:

WORKING CAPITAL STRUCTURE (thousands of euros)			
	12/31/02	12/31/01	12/31/00
Inventories	288,662	309,393	294,788
Accounts receivable	189,336	182,058	201,379
Accrual accounts	1,620	981	4,463
Nonfinancial current liabilities	(261,985)	(213,724)	(229,417)
Operating working capital	**217,633**	**278,708**	**271,213**
%of net sales	40.75%	50.65%	44.03%
Short-term investments and cash	27,832	48,170	28,672
Financial current liabilities	(17,454)	(10)	(15,198)
Financial working capital	10,378	48,160	13,474
%of net sales	1.94%	8.75%	2.19%
TOTAL WORKING CAPITAL	228,011	326,868	284,687
% of net sales	42.69%	59.41%	46.22%

The tables show positive working capital, since current assets exceed current liabilities, i.e. they show financial equilibrium with a guarantee of stability since a portion of the fixed assets are financed with long-term capital.

In 2002 operating working capital obtained represented 40.75% of net sales, compared with 50.65% in 2001, a decrease of 9.91 percentage points.

The "Inventories" caption, representing 6.7%, evidences most clearly the decrease in the year.

The financial working capital obtained in 2002 represents 1.94% of net sales, a decrease of 6.81 percentage points with respect to the previous year. This decrease is attributable to the significant variation in the items comprising the balance of "Short-Term Investments and Cash".

Total working capital decreased by 30.24% with respect to 2001.

Financial debt, total indebtedness and net financial debt

The breakdown of the Parent Company's financial debt, total indebtedness and net financial debt as of December 31, 2002, and the preceding two years, and the explanation thereof, is as follows:

TOTAL DEBT, FINANCIAL DEBT AND NET FINANCIAL DEBT ANTENA 3 TV (thousands of euros)			
Accounts receivable shown as positive figures)	**12/31/02**	**12/31/01**	**12/31/00**
Long-term payables to credit institutions	(125,371)	0	0
Short-term payables to credit institutions	(17,454)	(10)	(15,198)
Total financial debt (1)	**(142,825)**	**(10)**	**(15,198)**
Short-term investments and cash	27,832	48,170	28,672
Total net financial debt (2)	**(114,993)**	**48,160**	**13,474**
Payable to Group and associated companies	(35,602)	(30,185)	(16,703)
Other long-term debt	(673)	(1,274)	(2,404)
Uncalled capital payments payable	(120)	(120)	(391)
Trade accounts payable	(129,729)	(127,618)	(161,556)
Customer advances	(1,906)	(2,405)	(797)
Other short-term nontrade payables	(17,942)	(17,756)	(21,256)
Total nonfinancial debt (3)	**(185,972)**	**(179,359)**	**(203,107)**
TOTAL DEBT (1) + (3)	**(328,797)**	**(179,368)**	**(218,305)**

Long-term payables to credit institutions relate basically to loans from financial institutions.

In 2002 the Parent Company arranged a long-term syndicated loan with various credit institutions (see 3.1. Financial debt, total indebtedness and net financial debt.)

The proportion of the debt and financial debt of the Parent Company and consolidated Group is as follows:

INDIVIDUAL FINANCIAL DEBT AND NET FINANCIAL DEBT AS A PERCENTAGE OF THE CONSOLIDATED FIGURES			
	12/31/02	**12/31/01**	**12/31/00**
FINANCIAL DEBT	94.94%	0.18%	77.09%
NET FINANCIAL DEBT	100.21%	105.18%	115.49%

The detail of various debt ratios calculated on the basis of the information contained in the tables above, shareholders' equity and total assets is as follows:

VARIATION IN THE DEBT, FINANCIAL DEBT AND NET FINANCIAL DEBT RATIOS OF ANTENA 3 TV			
FINANCIAL DEBT RATIOS	12/31/02	12/31/01	12/31/00
Total financial debt to equity	31.18%	0.00%	3.24%
Total long-term debt to total debt	39.59%	3.78%	1.28%
Financial debt to total debt	43.44%	0.01%	6.96%
Net financial debt to equity	25.11%	-0.46%	-2.87%

The breakdown of financial debt in the last three years, based on the nature and term of the transactions, is as follows:

VARIATION IN THE DEBT, FINANCIAL DEBT AND NET FINANCIAL DEBT RATIOS OF ANTENA 3 TV						
	12/31/02		12/31/01		12/31/00	
	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term
Syndicated loan	124,450	15,550	0	0	0	0
Loans	0	0	0	0	0	12,802
Credit lines	0	0	0	9	0	1,738
Demand deposit overdraft	0	1,741	0	0	0	0
Accrued interest payable	921	163	0	1	0	658
TOTAL FINANCIAL DEBT	**125,371**	**17,454**	**0**	**10**	**0**	**15,198**

V.4.2. Statement of operations as of December 31, 2002 and comparison with the preceding two years.

The individual statement of operations of the Parent Company as of December 31, 2002, and for the preceding two years, the explanation of the breakdown of the main items and the analysis of the main year-on-year variations are as follows:

ANTENA 3 de TELEVISIÓN, S.A. Multiple-step statements of operations thousands of euros and % of net sales			
	12/31/02	**12/31/01**	**12/31/00**
Net sales	534,081	550,210	615,963
Cost of sales	269,447	237,355	228,953
Gross margin (Gross profit)	**264,634**	**312,855**	**387,010**
	49.5%	56.9%	62.8%
Operating expenses	211,760	204,567	195,774
Operating cash flow (EBITDA)	**52,874**	**108,288**	**191,236**
	9.9%	19.7%	31.0%
Depreciation and amortization expense	19,351	16,780	13,836
Operating income (EBIT)	**33,523**	**91,508**	**177,400**
	6.3%	16.6%	28.8%
Net financial burden	(1,144)	(338)	(149)
Ordinary income	**34,667**	**91,846**	**177,549**
	6.5%	16.7%	28.8%
Extraordinary income (loss)	(65,522)	(34,34,316)	457
Income before taxes (EBT)	**(30,855)**	**57,530**	**178,006**
	-5.8%	10.5%	28.9%
Taxes	438	18,114	49,528
Income (Loss) for the year (Net income (loss)	**(31,293)**	**39,416**	**128,478**
	-5.9%	7.2%	20.9%

In 2002 there was a 3% reduction in "Net Sales", due mainly to the negative performance of the advertising market. The decrease in "Operating Income" was due to the increase in operating costs. Noteworthy in relation to the television business is that in 2002, for the first time in the history of television in Spain, a private television network assumed responsibility for broadcasting the Soccer World Cup held in Korea, involving a major production and programming drive. The Company rose successfully to this challenge, winning acclaim from viewers and specialized critics.

The "Extraordinary Income (Loss)" caption includes the estimated amount required for probable or certain third-party liability arising from collateral and other similar guarantees provided by the Company, litigation, outstanding indemnity payments and obligations of undetermined amount, and for other possible estimated losses. The related provision is recorded when the liability, obligation or decision giving rise to the indemnity, pay ment or loss arises. This caption also includes the provision required for losses of Group companies exceeding the book value of these holdings.

In 2002 extraordinary expenses increased by 76.43% with respect to the previous year.

V.4.3. Balances and transactions with subsidiaries.

Balances with Group companies

The summary of the main balances at each year-end and the transactions carried out by ANTENA 3 TELEVISIÓN with Its Group companies in 2002 and the preceding two years, the explanation of the breakdown of the items and the analysis of the main year-on-year variations, are as follows:

BALANCES WITH SUBSIDIARIES (thousands of euros)						
	12/31/02		12/31/01		12/31/00	
	Receivable	Payable	Receivable	Payable	Receivable	Payable
Operating transactions	10,554	20,892	14,792	20,871	9,551	14,120
Sales volume rebates					(672)	
Short-term loans	41,968		28,854		27,249	
Interest on short-term loans					792	
Current liabilities		10,711		3,933		2,583
TOTAL	**52,522**	**31,603**	**43,646**	**24,804**	**36,920**	**16,703**

The "Operating Receivables and Payables" caption includes accounts receivable from and payable to Group companies. The "Short-Term Loans" relate to loans granted to Group companies. The average interest rate on these loans is tied to Euribor + 1%. The balances receivable from or payable to Group companies filing consolidated tax returns are included under the "Short-Term Loans" and "Current Short-Term Payables" captions.

Central treasury operations

ANTENA 3 TELEVISIÓN, as the parent company, centralizes the treasury for all the intra-group companies within the Spanish territory.

There is daily control of the balance among the intra-group cpmpanies., and the main ANTENA 3 TELEVISIÓN account, through a daily transfer of the daily money to the ANTENA 3 TELEVISIÓN account from the intra-group companies, so they are left with a sufficient balance as to operate on a daily basis. The reason for this is to finance the intra-group companies and to minimize the debtor balance in each one of those companies.

On the other hand, when the intra-group companies don't have enough money to operate on a daily basis, the parent company transfers the appropriate amount of money from the main account to the intra-group companies account, so there is never an overdraft.

In the same vein, the parent company gathers the excess of money and makes loans to those intra-group companies that are in need of money. The compensation for the use of that balance is connected to the Euribor and it differs depending of the nature of the balance, debtor or creditor.

Transactions with Group companies

The main transactions with Group companies are as follows:

TRANSACTIONS WITH SUBSIDIARIES (thousands of euros)			
	12/31/02	12/31/01	12/31/00
Sales	18,450	17,257	15,238
Financial revenues	2,004	1,708	907
Purchases, acquisition of rights and other services	91,888	49,534	44,158
Financial expenses	59	102	3

The "Purchases, Acquisition of Rights and Other Services" caption includes purchases of rights and other services from Group companies. In 2002 it includes the acquisition of the rights to broadcast the Soccer World Cup for €49,947 thousand.

The "Sales" caption includes, inter alia, sales of outside production, teleshopping advertising space and expenses passed on in relation to the use of resources of ANTENA 3 TELEVISIÓN by other Group companies.

The "Financial Expenses" caption includes the interest earned on the loans granted to Antena 3 de Televisión, S.A. by other Group companies with financing surpluses. In December 2000 Antena 3 de Televisión, S.A. granted a loan to Antena 3 Televisión, S.A. On December 9, 2002, it was decided to dissolve Antena 3 Iniciativas Comerciales, S.A. and commence the process of liquidation of this company. This financing excess is part of Antena 3 Iniciativas Comerciales, S.A. total assets with regard of the process of termination and liquidation of the Company. The results of this liquidation process will be share among the appropriate shareholders.

CHAPTER VI

ADMINISTRATION, MANAGEMENT AND CONTROL OF THE ISSUER

CONTENTS

CHAPTER VI

ADMINISTRATION, MANAGEMENT AND CONTROL OF THE ISSUER

VI.1 IDENTIFICATION AND FUNCTION OF DIRECTORS AND SENIOR EXECUTIVES

VI.1.1 Members of the managing body

Composition of the Board of Directors

As of the date of registration of this Prospectus, the Board of Directors was composed of the following members:

	Name	Date of First Appointment as Director	Status	Appointed at Proposal of
Managing Director	D. José Manuel Lara Bosch	16-06-2003	Nominee Director. Note 1	Kort Geding Nota 2
Members:	Maurizio Carlotti	06/16/03	Executive 1	
	Marco Drago	06/16/03	Nominee Director Note 1	Kort Geding
	José Creuheras Margenat	06/16/03	Nominee Director Note 2	Kort Geding
	Ramón Mas Sumalla	06/16/03	Nominee Director Note 2	Kort Geding
	José Luis Díaz Fernández	02/09/98	Nominee Director Note 2	SCH
	Joan David Grimà Terré	03/09/94	Nominee Director Note 2	SCH
	RTL Group, S.A. (represented by Thomas Rabe)	12/21/00	Nominee Director Note 2	RTL
	RTL, Group Communications, S.L. (represented by Nicolás Abel Bellet de Tavernost)	05/30/02	Nominee Director Note 2	RTL
	Pedro Antonio Martín Marín	08/29/03	Independent Note 3	-
	Pedro Ramón y Cajal Agüeras	08/29/03	Independent Note 3	-
Non-Director Secretary:	Pablo Bieger Morales	07/29/03	---	-
Non-Director Deputy Secretary	Carmen Rodríguez Martín	02/19/02	---	-

Note 1: The regulations of ANTENA 3 TELEVISION board of directors, approved by the Board itself on July 29, 2003, establish that (i) the title of Executive director corresponds to the Chairman, the Managing Director and any Director that undertake management responsibilities within the company or any subsidiary.(ii) the title of Nominee Director correspond to the Directors who have been proposed by shareholders with stable significant holdings in the Company's capital stock

The current ANTENA 3 TELEVISIÓN Chairman has been appointed at the proposal of Kort Geding, S.L. Although the Chairman of the Board of Directors has the status of an Executive Director unde

r the above-mentioned Regulations, the current Chairman of the Board of ANTENA 3 TELEVISIÓN has not been given any executive functions and does not have any powers delegated by the Board: And for this reason the above table shows him as a nominee director.

Note 2. As mentioned in the following section VI.3, The Company Kort Geding, S.L. is a subsidiary of Grupo Planeta.

Note 3.- Independent Directors are professionals of recognized prestige who do not have any professional, commercial or employment relationship with the significant shareholders or with the executive team. As describe in section VI.11, Mr. Pedro Ramon y Cajal, through the position he has as a partner of a Law firm, keeps a professional relationship with the Company that started in 1997 with one transaction and still continues alive. The Company believes that the compensation received by Mr. Pedro Ramon y Cajal Law Firm for his professional services doesn't affect his independence. It expected that Mr. Pedro Ramon y Cajal's Law firm wont receive more work from the Company..I.1.2. below sets forth the requirements imposed by the above-mentioned Regulations to be appointed an Independent Director.

The Directors appearing as Independent Directors in the above table were appointed at the proposal of TELEFÓNICA, S.A. However, TELEFÓNICA, S.A. has given notice its intention to leave ANTENA 3 TELEVISIÓN capital stock before November 29, 2003. Consequently, TELEFÓNICA, S.A. no longer has a stable holding in the capital stock of ANTENA 3 TELEVISIÓN.

The management, administration and representation of ANTENA 3 TELEVISIÓN are entrusted to the Board of Directors, notwithstanding the powers held by the Shareholders' Meeting by law and pursuant to the Bylaws. The Bylaws of ANTENA 3 TELEVISIÓN do not impose restrictions on the eligibility of Directors or of the Chairman.

Pursuant to Article 31 of the Bylaws, a Board meeting is deemed validly convened when one half plus one of its members attend the meeting in person or by proxy. Resolutions are adopted by a majority of those attending the meeting unless the affirmative vote of a greater number of Directors is statutorily required for certain resolutions to be valid.

As of the verification date of this Prospectus, there are 11 Directors following the resignation of Eduardo Sanfrutos Gambín, although the number of Directors set by the Shareholders' Meeting is 12, within the minimum (5) and maximum (15) numbers set by Article 29 of the Bylaws, so as of the verification date of this prospectus there is a vacancy in the Company's Board of Directors.

Directors are elected by the Shareholders' Meeting for a term of five years, and may be re-elected indefinitely for further five-year terms. There is no age limit on being a Director.

The Board elects its Chairman from among its members, and may appoint one or more Deputy Chairmen. Under Article 29 of the Bylaws, the Chairman chairs meetings of the Board of Directors and, if appropriate, of the Executive Committee; moderates the deliberations of the Company's bodies chaired by him; and exercises any other powers attributed to him by law or pursuant to the Bylaws.

The Board also elects one Secretary and may appoint one or more Deputy Secretaries, who do not have to be Directors.

The Bylaws provide that the Board must meet whenever the interests of the Company so require and at least once every two months and whenever deemed appropriate by the Chairman or requested by three Directors. Nonetheless, to date the Board of Directors of ANTENA 3 TELEVISIÓN usually meets once a month.

The Board of Directors of the Company met 11 times in 2002, and has met 12 times in 2003 up to the registration date of this Prospectus.

VI.1.2 Delegation of powers and Regulations of the Board of Directors

a) Delegation of powers:

- Managing Director: Article 32 of the Bylaws provides that the Board of Directors may designate one or more Managing Directors and delegate to them such powers as it deems necessary, except for those which are nondelegable by law or pursuant to the Bylaws. The appointment and removal of, and granting and revocation of powers to, the Managing Director shall require the affirmative vote of at least two thirds of the Board members. At its meeting on June 30, 2003, the Board of Directors of ANTENA 3 TELEVISIÓN designated Maurizio Carlotti as the Managing Director.

- Executive Committee: Article 32 of the Bylaws provides that the Board of Directors may, with the vote of two thirds of its members, delegate to a Executive Committee, indefinitely and until their revocation is resolved by another two-thirds majority, all or some of the powers of the Board, except for those which are nondelegable by law. Article 32 also provides that the Excutive Committee must be composed of not less than 3 and not more than 9 members, who should be designated from among the members of the Board of Directors. The Chairman of the Board and the Managing Director, if such post has been filled, will in any case and by reason of their office, form part of the Executive Committee. The appointment and removal of members of the Executive Committee requires the vote of at least two thirds of the members of the Board of Directors.

  The Executive Committee will be chaired by the Chairman of the Board or by whomever is designated by the Board, and the Board Secretary, or whoever is designated by the Board, will act as Secretary. The Secretary does not have to be a Board member.

  Executive Committee meetings will be called by the Chairman. The Committee will meet whenever the Company's interests so require and, regularly, once a month, unless the Chairman does not consider it necessary. Resolutions will be adopted by a majority of its members attending in person or by proxy. In the event of a tie, the Chairman will have the casting vote.

  The Executive Committee was created through a Board of Directors Resolution dated on June 7th; 1998.The Committee was registered in the Mercantile Registry as "Management Committee". To Executive Committee has been delegated all powers of the Board of Directors, except for those which are non-delegable by Law. Such delegation was adopted by resolution of the Boards of Director dated July 22, 1992.

  On the registration date of this Prospectus, the Executive Committee is composed of the following members:

Members of the Executive Committee	Office	Status
José Manuel Lara Bosch	Chairman	Nominee Director*
Maurizio Carlotti	Member	Executive
Marco Drago	Member	Nominee Director
Joan David Grimà Terré	Member	Nominee Director
RTL Group Communications, S.L. (represented by Nicolás Abel Bellet de Tavernost)	Member	Nominee Director
Pablo Bieger Morales	Secretary	
Carmen Rodríguez	Deputy Secretary	

  *As mentioned earlier, the current Chairman of the Board of ANTENA 3 TELEVISIÓN has not been given any executive functions and does not have any powers delegated by the Board, consequently, in despite of the provision of the Regulations of Board of Director, the above table shows him as Nominee Director.

  To date, the Executive Committee of ANTENA 3 TELEVISIÓN usually meets once every fifteen days. The Executive Committee met 15 times in 2002 and has met 16 times in 2003, up to the registration date of this Prospectus.

b) Regulations of the Board of Directors

At its meeting on July 29, 2003, the Board of Directors of ANTENA 3 TELEVISIÓN approved the Regulations on the Organization and Functioning of the Board (the "Board Regulations"), following most of the recommendations set forth in the Report on the Governance of Listed Companies, prepared by the Special Committee on the study of a Code of Ethics for Boards of Directors of Companies (generally known as the "Olivencia Code") and the Report of the special Committees to encourage the Transparency and Security of listed companies (generally known as Aldama Report). ANTENA 3 TELEVISIÓN considers that the Board Regulations are in line with most of the Olivencia Code recommendations, or the changes that the Aldama Report might have added.

Pursuant to Article 115 of Securities Market Law 24/1998, at the Shareholders' Meeting held on August 29, 2003, the Shareholders were apprised of the contents of the Board Regulations, as stated in the agenda for the meeting.

The basic contents of the Board Regulations came into force when they were approved and affect, inter alia, the Board of Directors, the compensation of its members, the composition and functions of the Board's committees and conflicts of interest, and the most noteworthy aspects were the following:

Board of Directors:

- The Board of Directors performs as many acts as may be necessary to comply with the corporate purpose set forth in the Bylaws. The principle that must govern the conduct of the Board of Directors at all times is maximization of the company's value.

- The Board expressly reserves, inter alia, the following powers: (i) to appoint Directors in the event of vacancies, by the co-optation system, until the next Shareholders' Meeting; ii) to accept, if appropriate, the resignation of Directors; iii) to designate and remove the Chairman, Deputy Chairman, Managing Director, Secretary and Deputy Secretary of the Board of Directors; iv) to delegate functions to any of its members, as provided for by law and pursuant to the Bylaws, and to revoke such functions; v) to appoint and remove the Directors who are to form part of the various committees provided for in the Bylaws and in the Board Regulations; vi) to prepare the financial statements and submit them to the Shareholders' Meeting; vii) to submit the reports and proposals for resolutions which, as provided by law and pursuant to the Bylaws, must be prepared by the Board of Directors for perusal and, if appropriate, approval by the Shareholders' Meeting; viii) to set the economic objectives of the Company and approve, at the proposal of Senior Management, the strategies, plans and policies aimed at the attainment of those objectives, the pursuit of such activities being overseen by it; ix) to regulate its own organization and functioning, as well as that of the Company's Senior Management and, in particular, amend the Board Regulations; x) to exercise the powers granted to the Board of Directors by the Shareholders' Meeting, although it may only delegate such powers if expressly so provided by a resolution of the Shareholders' Meeting, as well as other powers afforded to it under the Board Regulations; xi) to set the policy on treasury stock within such framework, if any, as may be determined by the Shareholders' Meeting; xii) to authorize Company transactions with Directors that could give rise to a conflict of interest; xiii) to determine the policy on information and communication with shareholders, markets and the general public; and xiv), in general, to decide on business or financial transactions of particular importance to the Company.

- According to the Board Regulations the Board will procure to have the external or nonexecutive Directors (i.e., Nominee and Independent Directors) represent a broad majority over the Executive Directors on the Board.

  The Regulations do not contain a specific rule on what proportion must exist between the various types of Director. Nonetheless, the current composition of the Board is 8 Nominee Directors, 1 Executive Directors and 2 Independent Directors.

- All the Directors have the same rights, duties and responsibilities.

Directors:

- Persons appointed as Director must, in addition to meeting the statutory and bylaw requirements required for the office, also be of recognized prestige and have the personal knowledge and experience required for the performance of their functions.

- Persons who have, or have had in the last two years, any material, stable relationship with Company Management, or have family ties or professional or commercial relationships with the Company's Directors, executives or other senior executives cannot be proposed or designated as Independent Directors, nor must they have any stable relationship with Nominee Directors or with entities or business groups represented by Nominee Directors.

  In particular, the following cannot be proposed or designated as Independent Directors: a) persons who hold, or have held in the last two years, executive office at the highest level in the Company or in any of its subsidiaries, or persons who hold executive office at the highest

level position in entities or groups owning significant holdings in the Company capital stock; b) persons who directly or indirectly, in the last two years have made or received payments to or from the Company or any of its subsidiaries, or persons who make or receive payments to or from entities or groups owning significant holdings in the Company, where such payments could compromise their independence; c) any persons who have, or may have had, another relationship with the Company, or with any of its subsidiaries, or with the entities or groups owning significant holdings in the Company, which, in the view of the Appointments and Compensation Committee, could impair their independence; or d) the family members—up to the fourth degree of kinship—of anyone who is, or has been in the last two years, an Executive Director or Senior Executive at the Company.

- No special requirement for becoming Chairman or Deputy Chairman is imposed.

- The Regulations govern the rights and duties of the Directors, including their duty to abstain in the event of occasional conflicts of interest and the restriction on pursuing certain activities that could give rise to a conflict of interest with the Company.

Committees

The Board Regulations provide for the setting up of the following Committees: the Executive Committee, the Audit and Control Committee and the Appointments and Compensation Committee.

- The Executive Committee shall be made up of not less than three and not more than nine members, to be designated from among the Directors. The Chairman of the Board of Directors and the Managing Director, if such post has been filled, must be members of the Executive Committee.

- The Audit and Control Committee:

  Pursuant to Article 47 of Law 44/2002 on Measures for the Reform of the Financial System, which introduced a new Additional Provision to Securities Market Law 24/1988, companies whose shares are admitted to trading on official secondary securities markets must have an Audit Committee. Accordingly, the Shareholders' Meeting on April 28, 2003 approved the inclusion of a new Article in the Bylaws, providing for an Audit and Control Committee to be formed within the Board of Directors and regulating its internal functioning and composition pursuant to the Securities Market Law.

  The Committee will be made up of not less than three and not more than five Directors. The Board of Directors will designate its members. All members of the Committee must be Nonexecutive Directors. The functions of the Committee are the preparation of studies and the submission of proposals to the Board, mainly with respect to (i) reporting, through its Chairman, to the Shareholders' Meeting on issues raised by shareholders at the Meeting regarding matters falling within the jurisdiction of the Committee; ii) proposing to the Board of Directors, for submission to the Shareholders' Meeting, the designation of the Auditor referred to in Article 204 of the Corporations Law and, if appropriate, the scope of its professional mandate and the revocation or renewal of its appointment; iii) overseeing internal audit services; iv) learning about financial information processes and internal control systems; v) dealing with the Auditor with a view to receiving information on any issues which could jeopardize the Auditor's independence; vi) scrutinizing the financial statements of the Company and of the Group, especially with respect to their compliance with statutory requirements and the correct application of generally accepted accounting principles; vii) asking the Managing Director, on a quarterly basis, as many questions as may be relevant to the most efficient performance of the Committee's functions; viii) reporting to the Board of Directors on compliance with the Internal Rules of Conduct on matters relating to securities markets and any others relating to the audit process, as well as receiving information and communicating with the Auditor in accordance with audit legislation and technical audit standards.

  The Audit and Control Committee was set up under a resolution of the Board of Directors on June 30 and on of the registration date of this Prospectus, the Audit and Control Committee was composed of the following members:

Members of the Audit and Control Committee	Office	Status
RTL Group, S.A. represented by Thomas Rabe	Chairman	Nominee
Pedro Ramón y Cajal Agüeras	Deputy Chairman	Independent
Ramón Mas Sumalla	Member	Nominee
Joan David Grimà Terré	Member	Nominee
Carmen Rodríguez	Secretary	-

- Appointments and Compensation Committee:

The Committee will be made up not less than three and not more than five Nonexecutive Directors. The Board of Directors designates its members in the same proportion as that on the Board of Directors. The functions of the Committee are the preparation of studies and the submission of proposals to the Board with respect to, inter alia i) designing and reporting on the rules to be followed in determining the composition of the Board of Directors; ii) reporting on a preliminary basis on all proposals submitted by the Board of Directors to the Shareholders' Meeting for the appointment, reelection, ratification or removal of Directors, even in cases of co-optation for the Board of Directors itself, as well as with respect to the members of each Committee of the Board of Directors; iii) proposing to the Board, for submission for approval by the Shareholders' Meeting, the form and amount of Directors' compensation, both as Directors and for the performance at the Company of functions other than those of Director; iv) reporting on the approval or modification of rules governing the work of the Company's managing bodies and, in particular, on the Regulations of the Board of Directors and of the Shareholders' Meeting; v) ensuring Directors' compliance with their obligations and, if appropriate, issuing reports on potential breaches of such obligations; vi) apprising and informing the Board of the appointments and compensation of Directors and Senior Executives of Group companies; vii) apprising and informing the Board of the appointments and compensation of Senior Executives of the Company; viii) proposing to the Board of Directors the basic terms and conditions for hiring Senior Executives, and apprising and informing the Board of the actual application of such terms and conditions; ix) proposing to the Board of Directors the general policy on incentives and bonuses for meeting objectives applicable to the Senior Executives of the Company and of its subsidiaries; x) asking the Managing Director, on a quarterly basis, as many questions as may be relevant to the most efficient performance of the Committee's functions; xi) preparing and keeping a record of the statuses of the Directors and Senior Executives of the Company and of its Group companies; and xii) reporting on the situations provided for in Articles 3, 36, 37, 38 and 40 of the Regulations.

The Appointments and Compensation Committee was set up by a resolution of the Board of Directors on June 30, 2003.

As of the date of registration of this Prospectus, the Appointments and Compensation Committee was composed of the following members:

Members of the Appointments and Compensation Committee	Office	Status
Joan David Grimà Terré	Chairman	Nominee
RTL Group Communications, S.L. (represented by Nicolás Abel Bellet de Tavernost)	Deputy Chairman	Nominee
José Creuheras Margenat	Member	Nominee
Pedro Antonio Martín Marín	Member	Independent
Carmen Rodríguez	Secretary	-

VI.1.3 Internal Rules of Conduct

In compliance with the provisions of Royal Decree 629/1993, on Rules of Conduct in Securities Markets and Mandatory Registers, the Board of Directors of ANTENA 3 TELEVISIÓN met on July 29, 2003, and approved a set of Internal Rules of Conduct with respect to the securities issued by ANTENA 3 TELEVISIÓN and traded on organized markets.

The wording of the Rules of Conduct was filed in the CNMV registers and will come into force on the date on which ANTENA 3 TELEVISIÓN shares begin trading on the Spanish stock exchanges. The Rules of Conduct include, inter alia, rules on the confidentiality of information, transactions by the persons included within its scope, the policy on treasury stock, communication of relevant events and conflicts of interest.

The Internal Rules of Conduct apply to the following persons:

- the members of the Board of Directors of ANTENA 3 TELEVISIÓN;
- the members of the Board Committees of ANTENA 3 TELEVISIÓN;
- executive personnel of ANTENA 3 TELEVISIÓN and their administrative staff;
- personnel belonging, at any given time, to the General Secretary's Office and the Office of the Secretary of the Board and of its Committees, Legal Department, Finance Department, Commercial Department, Human Resources Department, etc. or any Departments of ANTENA 3 TELEVISIÓN which, by any other name, take on similar functions or for any other reason have access to Insider or Relevant Information up to and including Department Manager level;
- outside advisors which, for any reason, have access to Insider or Relevant Information; and
- in general, any other employee of ANTENA 3 TELEVISIÓN who, in the opinion of the Regulatory Compliance Committee, may have access to data and information which ANTENA 3 TELEVISIÓN has a legitimate interest in keeping confidential, and all those who occasionally and in relation to a certain transaction make use of confidential information.

VI.1.4. Managers and other persons with management duties at the highest level

In addition to the Chairman and the Managing Director, the following managers and other persons with management duties at the highest level in ANTENA 3 TELEVISIÓN ("Senior Executives") are:

Post	Name
Management General Manager	Silvio González Montero
Coordination Central Manager	Giorgio Sbampato
Communications Central Manager	Braulio Calleja
Legal Department Central Manager	Carmen Rodríguez
Television Content Deputy General Manager	Javier Bardají
General Secretary	Ignacio Ayuso Canals
Finance Manager	Antonio Manso
Commercial Manager	Eduardo Olano

VI.2 TYPES OF INTEREST IN THE COMPANY HELD BY DIRECTORS, SENIOR EXECUTIVES AND OTHER PROFESSIONALS

VI.2.1 Voting shares and other securities carrying share acquisition rights

The following is a table of the voting shares in ANTENA 3 TELEVISIÓN held by members of the Board of Directors and Senior Executives.

Director	No. of Shares Held Directly	No. of Shares Held Indirectly	% of Capital Stock	Shares Represented		
				Name	No. of Shares	% of Capital Stock
José Manuel Lara Bosch	0	--		Kort Geding	15,333,456	27.60%
Marco Drago	0	--		Kort Geding		
José Creuheras Margenat	0	--		Kort Geding		
Ramón Mas Sumalla	0	--		Kort Geding		
José Luis Díaz Fernández	0	--		SCH Group	8,881,100	15.99%
Joan David Grimà Terré	1,000			SCH Group		
RTL Group, S.A. (rep. by Thomas Rabe)	0	9,593,125	17.27			
RTL, Group Com., S.L. (rep. by Nicolas Abel Bellet de Tavernost)	9,593,125	--	17.27		0	0
Maurizio Carlotti	0	--	0	--	--	--
Pedro Antonio Martín Marín	250		0.0004	-	--	--
Pedro Ramón y Cajal	1	--				
TOTAL	**9,594,376**	**9,593,125**	**17,27**		**24,214,446**	**43,59%**

None of the Senior Executives own a direct or indirect holding in the capital stock of ANTENA 3 TELEVISIÓN.

The shares owned by the members of the Board of Directors at the last Shareholders' Meeting held on August 29, 2003, represented 94.99% of the capital stock of ANTENA 3 TELEVISIÓN.

VI.2.2. Involvement of Board members and Senior Executives in transactions

The members of the Board of Directors, the Company's Senior Executives and other persons representing the Company at the highest level are not currently, nor were they last year, directly or through persons or entities related to them, involved in unusual or significant transactions of ANTENA 3 TELEVISIÓN. Section VI.11 describes the main related-party transactions.

VI.2.3. *Salaries, attendance fees and compensation*

Article 34 of the Bylaws provides that the compensation of the Board of Directors consists of fees for attending Board meetings, the amount of which will be decided by the Shareholders' Meeting each year or for as many years as may be stipulated by the Shareholders' Meeting itself, and different attendance fees may be established for different Directors.

Members of the Board of Directors of ANTENA 3 TELEVISIÓN receive during 2002 and the period between January 1, 2003 to September 30,2003 the following as amounts from ANTENA 3 TELEVISION:

The previous Executive Committee had 13 members, being two of them Senior Executives. Those Senior Executives left their executive positions as of July 16, 2003.

Headings	2002 (euros)	As of September 30 2003.	Amounts bear but not paid to current members of the Board of Directors
Attendance fees	584,000	657,600	29,400
Wages and salaries	745,801	911,635	
Compensation in kind	7,041	-	
Others	-	3,786,376	-
Others	1,336,842-	3,786,376	29,400

In connection to the amounts from the above table, since January 1st, 2003 until September 30th, 2003, 67% of the attendance fees correspond to the members of the previous Board of Directors, as well as the 100% of salaries and compensation in kind.

The amounts referred on the above table except those corresponding to Attendance fees were the amounts received by those Members of the Board of Directors that were also Senior Executives, so they were entitled to receive such a fees.

The current Managing Directors of ANTENA 3 TELEVISIÓN did notreceive any of the amounts other mentioned above. Those amounts are still pending to be paid. As of the date of this Prospectus, the company has not detailed to the Managing Director the final compensation that he will receive because of his position as one of the Senior Executives. The company has established a endowment equivalent to an amount that corresponds to what the Company would pay in similar circumstances, in this case the amount is 420,000 euros.

The heading "others" from the above table corresponds to the compensation received by the directors as a result of the termination of their contracts as directors of the Company.

The Directors of ANTENA 3 TELEVISIÓN did not receive salaries, attendance fees or compensation for other services provided to ANTENA 3 TELEVISIÓN itself or to other ANTENA 3 Group companies in 2002 or in the period between January 1st and September 30th, 2003.

As of the date of verification of this Prospectus there was no amount outstanding to the former members of the Board of Directors.

The Shareholders' Meeting on August 29, 2003 resolved that the fees for attending the meetings of the various corporate bodies would be as follows:

- Board of Directors: €3,000 per attendee and meeting.
- Executive Committee: €3,600 per attendee and meeting.
- Audit and Control Committee: €3,000 per attendee and meeting.
- Appointments and Compensation Committee: €3,000 per attendee and meeting.

Since January 1st, 2002 until the date of approval of the attendance fees by the Shareholders Meeting, the Board of Directors has hold 21 sessions, accruing 696,000 euros for attendance fees that has been paid to the Directors with the exemption of the current Managing Director. The Executive Committee has hold 29 meetings, accruing 500,400 euros that has been paid, with the exception of the current Managing Director.

Since the date of approval by Shareholders Meeting of the above mentioned attendance fees until the date of verification of this Prospectus, it's been hold the following meetings: a)2 Board of Directors meetings that accrues 57,000 euros from which 51,000 euros has already been paid. So far, the Managing Director of the Company has not received any amount for the attendance to the Board of Directors Meetings. b) 2 Executive Committee meetings. that accrues 43,200 euros from which 36,000 euros has already been paid. So far, the Managing Director of the Company, haven't received any amount for the attendance to the Executive Comittee Meetings. c) 3 Audit and Control Committee meetings that accrues 15,000 euros

that has already been paid and; d) 1 Appointments and Compensation Committee meeting that accrues 12,000 euros that has already been paid.

The foregoing amounts will be in force until the Shareholders' Meeting resolves to modify them.

In 2002 and during the first nine months of 2003, Senior Executives received, respectively, the following amounts:

(Amounts in Euros)	2002	September 30, 2003
Wages and salaries	2,099,517	1,859,268
Compensation in kind	20,510	7,.296
Other	1,190,100	1,441,712
Total	**3,310,127**	**3,308,249**

The previous table doesn't include the salaries, retribution or any other kind of payment received by the Senior Executives that were also part of the Board of Directors.

In 2002, the composition of the group of Senior Executives included 8 people, whilst after the changes imposed by the Managing Team includes 7 people.

Since January 1 to September 30, 2003; 70% of wages and salaries corresponds to the previous Senior Executives Team. As for compensation in kind, they will receive 79% and a 100% of the other concepts paid in 2003.

The heading "others" from the above table corresponds to the compensation received by the Senior Executives as a result of the termination of their contracts as directors of the Company. During 2002, two contracts with Senior Executives were terminated whilst in 2003; the number of terminations was three. The current Senior Executives haven't received any amount from any subsidiary of ANTENA 3 GROUP with exception of the previously mentioned ones.

On of the date of verification of this Prospectus there were no outstanding payments to former Senior Executives or Current Senior Executives.

Certain Senior Executive contracts endorsed by ANTENA 3 Group subsidiaries, contains compensation clauses by termination of contract for a total amount of 4,379,000 euros. The Managing Director contract is yet to be signed.

As of the date of registration of this Prospectus, as mentioned in Chapter VII, the Company was studying various alternatives for establishing an executive compensation system for the Company Senior Executives, the objectives of which are aimed at encouraging the executive team to remain at the Company, and bringing the objectives of the persons forming the executive team in line with those of ANTENA 3 TELEVISIÓN shareholders. The design of the aforementioned system is still in process, although it is expected to be submitted to the Company's Board of Directors before the end of 2003, or, to the General Shareholders meeting during the fiscal year 2004.

VI.2.4. Pension and life insurance obligations

ANTENA 3 TELEVISIÓN has not entered into pension or life insurance obligations with the members of the Board of Directors.

ANTENA 3 TELEVISIÓN has taken out an annually renewable life insurance and disability policy for its executives with the Antares insurance company.

ANTENA 3 TELEVISIÓN has also taken out health insurance for its executives with the Cigna insurance group.

ANTENA 3 TELEVISIÓN made the following contributions to the life and health insurance policies for Senior Executives in 2002 and during the first six months of 2003:

	2002	September 30, 2003
Life insurance	3,771.57	4,233.39
Health insurance	10,679.34	19,018.90
Total	**14,450.91**	**23,252.29**

VI.2.5. Advances and loans granted, and guarantees given by the Issuer, to and for Directors or Senior Executives

ANTENA 3 TELEVISIÓN has not granted advances or loans to its Directors or Senior Executives.

VI.2.6. Significant activities by Directors and Senior Executives outside the Company

Of the persons mentioned in section VI.1, according to what was stated by them to the Company, the following engage in the significant activities listed below outside ANTENA 3 TELEVISIÓN:

Name	Offices in Other Listed and/or Significant Companies
José Manuel Lara Bosch	Managing Director of Grupo Planeta Director of Logista Director of Mercapital Director of Banc de Sabadell
Maurizio Carlotti	Director of UNIPREX, S.A. and,Director acting on a several basis, of Publicidad 3, S.A.
Marco Drago	Chairman of the Board of Directors of De Agostini SpA, Director of Instituto Geografico De Agostini SpA, Director of Twice SpA, Director of Limoni SpA, Director of Lottomatica SpA, Director of Mikado Film SpA, Director of Toro Assicurazioni SpA, Director of De Agostini Communication B.V. Director of Editions Atlas S.A. Deputy Chairman of Grupo Planeta De Agostini Director of Logista S.A. Chairman of Dea Multicom S.A., Director of De Agostini International B.V.
José Creuheras Margenat	Managing Director of Inversiones Hemisferio, S.L. Director of Planeta Corporación, S.R.L. Director of Espasa Calpe, S.A. Director, acting on a several basis, of de Kort Geding, S.L. Director of Grupo Planeta De Agostini, S.L. He is also a representative of Inversiones Hemisferio, S.L. which is the Director of: Parques Reunidos, S.A., Bussitel, S.A.; Caufec, S.A., Sunroad, S.L.; Webline Invest, S.L.; Audio Española 2000, S.A.; La Seda de Barcelona, S.A. He also represents Planeta Corporación S.R.L., which is the Director of Compañia de la Nueva Plaza de Toros de Barcelona, S.L.
Thomas Rabe, representing RTL Group, S.A.	Member of the Board of Directors of the following companies: Audio Media Investments S.A. Société Inmobiliere Bayard d'Antin Broadcasting Center Europe S.A. Channel 5 Television Group Limited CLT-UFA Holding S.A. CLT-UFA S.A. CLT-UFA Multimedia GmbH CLT-UFA Niederlassung (Deutschland) CLT Média Services GmbH Delux Productions S.A. Ediradio S.A. Media Assurances RTL 4 Radio S.A.

	RTL 4 Beheer BV RTL Plus S.A. RTL Television GmbH RTL / de Holland Media Group S.A. RTL Group Verwaltungs und Holding GmbH RTL Group Vermoegensverwaltungs GmbH Sportfive S.A. Studio Luxembourg S.A. TVI S.A. Director UFA Film und Fernseh GmbH
Nicolas Abel Bellet de Tavernost, representing RTL, Group Communications, S.L.	Chairman of the Board of directors of Metropol Televisión. Chairman of M6 Web S.A.S Director of Ediradio RTL, S.A. Managing Director of Extensión TV, S.A. Managing Director of TFG Gestión, S.A. Managing Director of Home Shopping Services, S.A. Managing Director of Societe Nouvelle de Distribution, S.A. Additionally, he is the legal representative of (i) M6 Publicité , which is a member of the Board of Directors of the following companies: Home Sopping Services, S.A., Tecipress, S.A., Televent Promotio S.A.; (ii) M6 Numerique which is a member of the Board of Directors of TPS Gestion S.A.; (iii) Metropol Televisión, S.A. which is a member of the Board of Directors of the following companies: SASP Futbol Club del Girondins de Boudeaux, M6 Thematique, S.A.; M6 Affairs, S.A.S, M6 Toulouse, S.A. and M6 Bourdeaux, S.A.AS and M6 Foot, S.A.S; (iv) M6 Interactions which is the chairman of the Board of Directors of M6 Dévelopment, S.A.S and M6 Creation, S.A.S
Joan David Grimà Terré	General Manager of the Banco Santander Central Hispano, S.A. Deputy Chairman and Managing Director of the AUNA Operadores de Telecomunicaciones S.A.Director of ACS GRUPO DRAGADOS
Ramón Mas Sumalla	Chairman and Director of Planeta 2010, S.L. Director of Planeta Actimedia (he also represents Planeta Corporación S.R.L. which is the Chairman of the Board of this company) Chairman of Catalana de Radiodifusió, S.A. Chairman of Sociedad de Radio Digital Terrenal, S.A. Director of Audiovisual Española 2000, S.A. Director of Unión Ibérica de Radio, S.A. He is also the representative of Planeta Corporación, S.R.L. which acts as a Director at DeA Planeta, S.L.
Pedro Antonio Martín Marín Pedro Ramón y Cajal Agüeras	Chairman of Hispasat, S.A. Chairman of Renta 4 Servicios de Inversión, S.A. Chairman of Renta 4 Sociedad de Valores, S.A. Chairman of Indra Sistemas, S.A. Chairman of Sociedad Estatal para la acción cultural Exterior del Estado, S.A, Director-Chairman of Hispasat, S.A. Consorcio público casa de América, S.A.

The following Senior Executives form part of the following ANTENA 3 Group companies; Silvio González Moreno and Ignacio Ayuso Canals are Directors of UNIPREX, S.A., Eduardo Olano is a Director of Movierecord Cine, S.A. and UNIPREX, S.A. ,Antonio Manso is a Director of Antena 3 Castilla-León, S.A., Movierecord Cine, S.A. and Nova Televisió, S.A. and Carmen Rodríguez is a Director of Factoria de Ficción, S.A. and the Non-Director Secretary of UNIPREX, S.A. and Movierecord Cine, S.A.

VI.3 CONTROL OF THE ISSUER

As of the date of registration of this Prospectus, the following were the main shareholders of ANTENA 3 TELEVISIÓN, whose aggregate holding in the capital stock of ANTENA 3 TELEVISIÓN totaled 95%:

Kort Geding, S.L.: holding 15,333,456 shares of ANTENA 3 TELEVISIÓN, which represent 27.60% of the capital stock of ANTENA 3 TELEVISIÓN. 55% of this company is owned by Planeta Corporation, S.R.L(parent Company of Planeta Group) and 45% by the Company DeA Multicom, S.A. by 45% throught the Italian Company De Agostini S.p.a. 25.10% of the ANTENA 3 TELEVISIÓN shares owned by Kort Geding are pledged to La Caixa as security for the loan from La Caixa for the acquisition of the shares. The rights to vote correspond to Kort Geding, S.L.

The stake in the stock of Planeta Corporación, S.R.L. correspond to D. José Manuel Lara Bosch, a Dª Mª Isabel Lara Bosch, a Dª Inés Lara Bosch y a Dª Mercedes Hoces Moreno by their own, and in legal representation of their underage children. Any of the mentioned people hold individually the control of Planeta Corporación, S.R.L..

As of December 31, 2002., the ownership of the stock of Agostini, SpA corresponded to 21 shareholders including usufructuaries, individuals, and corporate persons The main shareholders are individuals from the families Drago , Ferrari Ardicini, y Boroli and the company SOFINIO, S.R.L.(9,3% of Stock).

Banco Santander Central Hispano, S.A (SCH).: holding 3,161,000 shares (5.69% of the capital stock of ANTENA 3 TELEVISIÓN) directly and 5,720,100 shares (10.30% of the capital stock of ANTENA 3 TELEVISIÓN) through its group Company, Macame, S.A. with a participation of 90.095% by SCH and and 9.9% by Cantabro Catalana de Inversiones (Participated by SCH by 99.99%), yielding an aggregate holding (direct and indirect) in the capital stock of ANTENA 3 TELEVISIÓN of 15.99%.

RTL Group Communication, S.L. Sole-Shareholder Company: holding 9,593,125 shares, which represent 17.27% of the capital stock of ANTENA 3 TELEVISIÓN. This Company is a subsidiary of RTL Group, S.A, through the German Company UFA Film GMBH, the direct shareholder of RTL Group Communications, S.L.U.

Telefónica; S.A.: directly or indirectly holding 18,964,650 shares of ANTENA 3 TELEVISIÓN, which represent 34.14% of the capital stock of ANTENA 3 TELEVISIÓN. The Shareholders' Meeting of TELEFÓNICA, S.A. on April 11th, 2003, and its Board Meeting on September 24th, resolved to allocate the additional premium share reserve to its shareholders, as a distribution in kind, by delivering shares representing 30% of the capital stock of ANTENA 3 TELEVISIÓN.

As of the date of filing this Prospectus, the shareholders of ANTENA 3 TELEVISIÓN had executed the agreements, the terms of which are summarized below and have been reported to the CNMV and will be registered at the Mercantile Registry pursuant to Article 112 of the Securities Market Law, so they state as certifying documents.

Agreement between Planeta Corporación, S.R.L. ("Planeta") and Banco Santander Central Hispano, S.A. ("SCH")

This agreement, executed on October 15, 2003, establish the agreement from SCH to keep up to June 26, 2003 a number of shares of ANTENA 3 TELEVISIÓN representing at least 10% of its capital stock, as well as the voting and other nonfinancial rights inherent therein, therefore SCH will not be able to transmit, charge or encumbrance by any mean the abovementioned participation, except to Companies belonging to SCH group., SCH grants Kort Geding, S.L.a preemptive right of acquisition up to July,25 2007, over the shares of ANTENA 3 TELEVISIÓN which are held by any SCH Group company and which SCH wishes to sell to a third party or on a stock exchange.This right would be regulated as follows: a) Kort Geding may exercise its right independently to the number of shares that SCH might transmit. B) it should be exercised over the number of shares that SCH Group wishes to sell to a third party or on a stock exchange, with exception of the case of tender offer. In the latter case, the preemptive right of acquisition will be exercised up to the number of shares immediately inferior to the amount required by the mandatory legal obligation.

If on any date earlier than June 25, 2003, Kort Geding would try to sell a number of ANTENA 3 TELEVISION shares, equal or superior to 5%, SCH will have the right, but not the obligation, to participate on that sell. In the case that SCH would exercise the above mentioned right, ANTENA 3 TELEVISION shares will be prorated between SCH and Kort Geding, depending on their respective stock proportion.

Kort Geding and SCH bind themselves to keep the current composition of the Board of Directors and the Executive Committee during the life of the above-mentioned agreement. The composition is as follows:

Board of Directors:(i) 4 Directors designated by Kort Geding, the President will be selected among them; (ii) a recognized prestige Managing Director; (iii) 2 Directors designated by SCH Group; (iv) 2 Directors designated by RLT Group and (v) 3 independent Directors.

Executive Committee: (i) Managing Director; (ii) 2 directors designated by Kort Geding; (iii) a Director designated by BCSH Group and;(iv) 1 Directors designated by RLT Group.

However, the agreement sets forth a number of matters on which the representatives the Executive Committee has exclusive authority such a:

- a) transactions and agreements for an amount exceeding €20,000,000;
- b) investments in capital or fixed assets in an amount exceeding €10,000,000;
- c) the formation of subsidiaries or the taking up of business interests for an amount exceeding €5,000,000;
- d) disposal of assets for a book or market value exceeding €10,000,000;
- e) obtainment of financing and creation of charges on assets for an amount exceeding €10,000,000;

f) transactions to borrow an amount exceeding €10,000,000

With respect to related-party transactions, Grupo Planeta agrees to instruct the Managing Director to submit for the approval of the Executive Committee any transactions whose individual amount exceeds €2,000,000 and, in any case, to report on any other related-party transactions for a lower amount at the next meeting held by the Executive Committee.

SCH has the right to terminate the obligations of continuance and maintenance of the Board of Directors and the Executive Committee when the net income of ANTENA 3 TELEVISION will be part of the following circumstances: (i) to be as of December 31, 2004 inferior, al least by 15%, to the figure correspondent to December 31, 2003; (ii) to be as of December 31, 2004 inferior by 25% to the expected approved budget for 2004; (iii) to be as of December 31, 2005 inferior by 10% to the figure correspondent to December 31, 2004;or (iv) to be as of December 31, 2005 inferior by 25% to the expected approved budget for 2005, as described in the agreement.

Agreement between Planeta Corporación, S.R.L. ("Planeta"), De Agostini, S.p.a. ("De Agostini") Kort Geding, S.L. ("Kort Geding") and RTL Group Communications, S.L. ("RTL Group") and RTL Group, S.A. ("RTL")

This agreement, executed on June 30, 2003, contains clauses referring to certain restrictions on the acquisition of shares of ANTENA 3 TELEVISIÓN and on the management and composition of the Company's governing bodies.

Shareholder Structure:

- Restrictions on the acquisition of shares in ANTENA 3 TELEVISIÓN by the parties:

  RTL Group cannot acquire ANTENA 3 TELEVISIÓN shares in addition to the 17.23% holding it already owns until the earlier of the following dates: (i) when Kort Geding acquires 31.10% of the capital of ANTENA 3 TELEVISIÓN, or (ii) 22 days after the actual admission to listing of ANTENA 3 TELEVISIÓN shares. The latter restriction prevent RTL from ,among other things, proposing tender offers, or execute contracts with regards to the option of acquisition of share, during the above mentioned period.

  As from either of the foregoing dates, Kort Geding may freely increase its holding in ANTENA 3 TELEVISIÓN up to a maximum of 40% and RTL Group, up to a maximum of 24.99%.

  Kort Geding, however, may increase its holding up to 49.99% provided that it serves notice on RTL Group of any acquisition of shares which raises its holding above 40%. In such case, RTL Group may also acquire shares representing up to 35% of the capital stock of ANTENA 3 TELEVISIÓN.

The agreement provides for the right of the other party to receive information on the intention to dispose of all or some of the shares, so that such other party may submit a purchase offerduring a 15 business days period. During this period the party proposing the transfer will refrain from entering into negotiations with any third party. This right is not to be deemed a preemptive right to acquire the shares.

Should Kort Geding wish to acquire shares of ANTENA 3 TELEVISIÓN, the agreement provides for a right to sell a number of ANTENA 3 TELEVISIÓN shares for RTL Group equal to those which Kort Geding intends to acquire and at the same price and conditions as that at which Kort Geding proposes to acquire the shares. An exception is made in the following cases: (i) the acquisition of shares held by SCH up to a maximum of 18.75% of the capital stock of ANTENA 3 TELEVISIÓN, and (ii) acquisitions in the stock market with unidentified transferors.

- Control of ANTENA 3 TELEVISIÓN

  The parties agree not to exercise control or joint control in concert with a third party over ANTENA 3 TELEVISIÓN, "control" meaning the designation of more than half of the members of the Board of Directors without counting the designation of Maurizio Carlotti as Managing Director.

Governance of ANTENA 3 TELEVISIÓN

With respect to the management of the Company's governing bodies, the agreement provides that the parties will make their best efforts to procure the results set forth below:

- Board of Directors: composed of 12/13 members: (i) 4 Directors designated by Kort Geding; (ii) 2 Directors designated by SCH; (iii) 2 Directors designated by RTL; (iv) 3 or 4 Independent Directors; and (iv) Managing Director. The agreement expressly mentions that the parties to the agreement regard Maurizio Carlotti (current Managing Director of ANTENA 3 TELEVISIÓN) as an Independent Director, notwithstanding the provisions of the applicable legislation.

- Executive Committee: (i) Managing Director; (ii) 2 Directors designated by Kort Geding; (iii) 1 Director designated by SCH; and (iv) 1 Director designated by RTL Group.

- The agreement also provides for the setting up within the Board of Directors of an Audit and Finance Committee and an Appointments and Compensation Committee, and details their functions. Each party will be entitled to have one representative on each of the two Committees, and the Audit Committee will be chaired by the person designated by RTL Group.

- With respect to corporate governance best practices, the agreement provides that the "Olivencia Code" and the "Aldama Report" will be taken as a reference on any matter on which the agreement is silent. As a general rule, the above mentioned code and report will be implemented as much as possible.

  With respect to related-party transactions, the agreement stipulates, inter alia, that a procedure should be set up at ANTENA 3 TELEVISIÓN to approve transactions arranged between ANTENA 3 TELEVISIÓN and its subsidiaries and any of the parties to the agreement or with companies of their respective groups, referring to the acquisition by ANTENA 3 TELEVISIÓN of content or rights, excluding advertising. The procedure should be based on approval of the transactions by the Managing Director or the Executive Committee, depending on the amount of the transaction. The agreement states certain restrictions in connection to related transactions arm lenght conditions not regulated by the market, or when they are a result of extraordinary transactions.

- The agreement also contains provisions on other aspects such as: (i) a procedure for adopting specific resolutions such as a) the appointment of the Managing Director, b) investments in fixed assets, c) material modifications to the business plan, and d) transactions not provided for that exceed certain amounts (ii) the approval of the ANTENA 3 TELEVISIÓN 2004-2007 business plan and the 2004 budget; (iii) the dividend policy, in respect of which the parties will make their best efforts to ensure that the policy is to have a high dividend distribution level, at all times having regard to the Company's best interests, etc.; and (iv) setting up a stock option plan for such Directors and executives as may be determined. Basically, the above mentioned agreements are working procedures, so it doesn´t have any contractual value, nor provide any of the parties the right to veto any of the aforementioned agreements.

Initially, the duration of the agreements is 4 years, although RTL Group can terminate it early provided that it serves notice thereof on Kort Geding within the first week after the date of the first anniversary of the execution of the agreement. The agreement may also be terminated if one of the parties reduces its holding in the capital of ANTENA 3 TELEVISIÓN to below 8.5%.

ANTENA 3 Managing Director has been proposed by Planeta Corporacion, RLT Group, S.A. and SCH.

Taking into account the described agreements reached between the main shareholders, and for the purposes of Article 2.1 of Royal Decree 1197/1991 It's considered that any of the agreements described in does not constitute a collusion to the effects of the Regime for Public Share Purchase Offers

The Company significant shareholders has made public the following information relating to the intention of remaining in the Company, and the intention of increasing their stake in the Company.

Kort Geding has stated that they are willing to increase their stake in the Company in light of providing a stronger shareholder structure to it. However, the timetable or the conditions that might apply to such increase, haven't been decided yet. In any case, any increase of the stake will be carried out in compliance with securities market regulations.

RTL Group hasn't expressed publicly their intentions over a potential increase of their stake in the Company, or the compromise to keep the shares for a long period, further to what it is stated in the contract agreed with Planeta and Kort Geding

Banco Santander Central Hispano hasn't expressed publicly their intentions over a potential increase of their stake in the Company, or the compromise to keep the shares for a long period, further to what it is stated in the contract agreed with Planeta and Kort Geding.

Regarding TELEFONICA S.A, and as mentioned in this Prospectus, the Company will distribute away its shareholders allocate an additional premium share reserve to its shareholders, as a distribution in kind, by delivering shares representing 30% of the capital stock of ANTENA 3 TELEVISIÓN. TELEFONICA S.A. keeps the ownership or the remaining 4.13%, and of the fraction shares that derives from the application of the exchange ratio. As of November 29,2003 TELEFONICA S.A. will not be able to hold the ownership of shares of ANTENA 3 TELEVISION due to legal requirements, hence, TELEFONICA S.A. has stated that it will act accordingly, getting involved in appropriate financing transactions such a selling the shares directly on the market (if demand allows), or keep an economic exposure to share price variation.

VI.4 BYLAW RESTRICTIONS ON THE ACQUISITION OF HOLDINGS IN THE COMPANY BY THIRD PARTIES

The shares in ANTENA 3 TELEVISIÓN are freely transferable and there is no provision in the Bylaws that entails any restriction or limitation whatsoever on the acquisition of holdings in ANTENA 3 TELEVISIÓN by third parties unrelated thereto.

The foregoing is to be understood to be without prejudice to the limits imposed by industry legislation on the direct or indirect acquisition of holdings in concession-holders of a public television service pursuant to Chapter III of this Prospectus.

VI.5 SIGNIFICANT HOLDINGS IN THE COMPANY'S CAPITAL

As of the date of registration of this Prospectus, Telefónica, S.A., Kort Geding, S.L. Banco Santander Central Hispano, S.A. (directly and through Macame, S.A.) and RTL Group Communication, S.L. were the only companies with a significant holding in the capital stock of ANTENA 3 TELEVISIÓN.

The following table shows the holdings in the capital stock of ANTENA 3 TELEVISIÓN owned by its significant shareholders as off the date of registration of this prospectus, and also a different table with the share distribution of the main shareholders once the Listing has been completed.

Shareholder	Nº of direct shares	Nº of indirect shares.	Total Nº of share	% over capital
TELEFÓNICA, S.A	18,964.50	-	18,964,650	34.14%
Planeta Corporación, S.R.L.	-	15,333,456 (through Kort Gedding, S.R.L.)	15,333,456	27.60%
RTL GROUP, S.A.	-	9,593,125 (through RTL Group Communications, S.R.L.	9,593,125	17.27%
SCH	3,161,000	5,720,100 (through MACAME, S.A.)	8,881,100	15.99%
OTHER SHAREHOLDERS	2,783,669	-	2,783,669	5%
TOTAL	24,909,319	30,646,681	55,556,000	100%

As the date of Listing and once the distribution of 30% of ANTENA 3 TELEVISION capital stock among TELEFONICA S.A. shareholders has been completed, the shareholder composition will be as follows (not taking in account the possible acquisition of ANTENA 3 TELEVISION shares that TELEFONICA S.A might undertake to liquidate shares fractions):

Shareholder	Nº of direct shares	Nº of indirect shares.	Total Nº of share	% over capital
Planeta Corporación, S.R.L.	-	15,333,456 (through Kort Gedding, S.R.L.)	15,333,456	27.60%
RTL GROUP, S.A.	-	9,593,125 (through RTL Group Communications, S.R.L.	9,593,125	17.27%
SCH	3,161,000	5,720,100 (through MACAME, S.A.)	8,881,100	15.99%
TELEFÓNICA, S.A	2,297,850	-	2,297,850	4.14%
OTHER SHAREHOLDERS	19,450,469	-	19,450,469	35%
TOTAL	24,909,319	30,646,681	55,556,000	100%

Once that ANTENA 3 TELEVISION shares has been admitted to listing, any Company will have the right to control ANTENA 3 TELEVISION in the sense of the article 4 of the Securities Market Law.

VI.6 APPROXIMATE NUMBER OF COMPANY SHAREHOLDERS

As of the date of registration of this Prospectus, ANTENA 3 TELEVISIÓN had approximately 119 shareholders.

Nonetheless, prior to the admission to listing of ANTENA 3 TELEVISIÓN shares, Telefónica, S.A. intends to distribute among its shareholders a number of shares of ANTENA 3 TELEVISIÓN representing 30% of its capital stock. The distribution of those shares will lead to a significant increase in the number of ANTENA 3 TELEVISIÓN shareholders.

VI.7 LENDERS OF MORE THAN 20% OF THE COMPANY'S LONG-TERM DEBT

As of December 31, 2002, the lenders of an amount exceeding 20% of the Company's long-term debt were a group of credit institutions, under a financing agreement dated October 28, 2002, in which JP Morgan Plc, Banesto and ING Bank N.V. acted as "lead arrangers" and JP Morgan Bank, S.A. as Agent. The agreement included: a) a €140 million loan at a variable interest rate, repayable half-yearly and maturing on October 31, 2007, to repay a €138 million bridge loan dated September 10, 2002 from JP Morgan Bank, S.A. to ANTENA 3 TELEVISIÓN (which was, in turn, to finance the acquisition of Uniprex, S.A. and Cadena Voz de Radiodifusi6n,.); and b) a €90 million revolving credit facility at a variable interest rate and maturing on October 31, 2007 to refinance the historical debt of Uniprex, and Cadena Voz de Radiodifusi6n. to Grupo Admira Media, (currently Telef6nica de Contenidos,.), and to cover other general needs.

As of December 31, 2002 the Company had not drawn down any amount whatsoever under the credit facility. As of June 30, 2003, the total amount of the credit facility was available to the Company.

The aforementioned agreement also provides for financial and reporting obligations, typical of this kind of financing arrangement, with which ANTENA 3 TELEVISIÓN must comply, including, inter alia: sending financial and litigation information to the credit institutions; communicating any legislative changes affecting the Company, and the prohibition of undertake, without prior consent, the following transactions:

Encumbrance of certain assets: When the accounting value of the assets exceed in 2% the Total consolidated assets of ANTENA 3 Group, or when has has it reason of existence in an acquisition transaction.

Mergers and Demergers: Nevertheless, it would be possible to merger when the transaction contemplates that: (i) the total income, EBITDA or total assets of the merged Company will be the same or inferior to (a) 5% of the consolidated total income, EBITDA or consolidated total assets during the merger year, or a 10% of the mentioned headings during the life of the contract; (ii) the debt of the merged Company will be as much or inferior to a 2.5% of the total consolidated assets of ANTENA 3 Group during the merger year and 5% during the life of the contract; and (iii) the EBITDA of the merged Company wont be superior to the negative amount of 5 million Euros.

Spin-off: Nevertheless it would be possible to undertake spin-offs when the accumulated assets to be split will be inferior to 15 million euros and that the split wouldn't imply changes in the total results of operations, unless those changes are positives.

The agreement also includes the following financial ratios which, if not complied with, could lead, on the terms established therein, to the termination of the agreement:

- Debt-equity ratio (understood as net debt (consolidated debt – (cash + temporary financial investments) divided by the consolidated EBITDA): 2.00 at December 31, 2003 and on the dates of subsequent consolidated financial statements.

- Interest hedging ratio (understood as the consolidated EBITDA divided by the financial result (financial expenses – financial revenues) which must be greater than or equal to 7.50 throughout the term of the agreement.

As of the date of registration of this Prospectus, the total amount of the loan was outstanding.

VI.8 SIGNIFICANT CUSTOMERS OR SUPPLIERS

There are no significant customers or suppliers which, on an individual basis, represent a concentration of at least 25% of the sales and purchases of ANTENA 3 TELEVISIÓN.

VI.9 EMPLOYEE STOCK OWNERSHIP ARRANGEMENTS

As of the date of registration of this Prospectus, there was no plan under which personnel participate in the Company's capital stock.

VI.10 RELATIONSHIP BETWEEN THE COMPANY AND ITS AUDITORS

Billings for audit services provided to ANTENA 3 TELEVISIÓN and to the various companies making up the ANTENA 3 TELEVISIÓN Group by Deloitte & Touche España, S.L., the main auditor, and by other companies related thereto amounted to €261,672 in 2002, or 32.77% of total billings, while fees for other professional services provided to the various ANTENA 3 TELEVISIÓN Group companies by the main auditor and by other companies related thereto amounted to €536,760 in 2002, or 67.22% of total billings.

VI.11 MAIN RELATED-PARTY TRANSACTIONS AND CONFLICTS OF INTEREST

Apart from the relationship between the Company and its significant shareholders as a result of the broadcasting of advertising spots at the various ANTENA 3 Group companies –at arm lenght conditions-, the following are the main relationships between ANTENA 3 TELEVISIÓN and related parties:

a) Relationship with the Telefónica Group: The following are the main transactions with the Telefónica Group, although it is envisaged that TELEFÓNICA will no longer have a significant holding in the capital stock of ANTENA 3 TELEVISIÓN, as soon as the distribution of the additional paid-in capital of ANTENA 3 TELEVISIÓN in the form of shares among its shareholders is completed.

The ANTENA 3 Group entered into agreements with DTS Distribuidora de Televisión Digital, S.A. ("VIA DIGITAL") for:

- The unaltered, full and simultaneous live broadcast, on its digital platform, of ANTENA 3 TELEVISIÓN programming. Neither ANTENA 3 TELEVISIÓN nor VÍA DIGITAL received any consideration under this agreement. Before the integration of the two digital platforms, VÍA DIGITAL terminated the agreement in due time and form.

- The broadcast of "Canal Campero". Before the integration of the two digital platforms, VÍA DIGITAL interrupted the automatic renewal of this agreement in due time and form. Neither ANTENA 3 TELEVISIÓN nor VÍA DIGITAl received any consideration under this agreement. Since the new platform resulting from the integration of CANAL SATÉLITE DIGITAL and VIA DIGITAL ("Digital +") does not plan to broadcast Canal Campero, ANTENA 3 TELEVISIÓN no longer produces it.

- The broadcast of "Canal 24 horas Noticias." This agreement will remain in force through June 30, 2005. The new platform, Digital +, has included this channel in its programming. The Company will receive €1,502,530 for licensing the Canal 24 broadcast rights to the platform for the 2002/2003 season.

- -Under an agreement with Telefónica Cable, S.A., Megatrix, S.A. licensed, on a temporary and nonexclusive basis, the public communication right to broadcast Canal Megatrix on the cable network of Telefónica Cable, S.A., during the promotional phase of that channel. Megatrix, S.A. receives €2,494 per year in payment.

- - ANTENA 3 TELEVISIÓN has two maintenance agreements with Telefónica Ingeniería de Seguridad, S.A. for the security and fire protection systems of its central headquarters in San Sebastián de los Reyes and for its territorial headquarters. ANTENA 3 TELEVISIÓN pays €59,242 and €20,110 per year for these services.

- - ANTENA 3 TELEVISIÓN also has various cooperation agreements with Telefónica Móviles España, S.A. for the distribution of its news, current events and programming content through the e-moción service of Telefónica Móviles España in the form of voice and multimedia messages, and WAP and HTML technology, for which ANTENA 3 TELEVISIÓN receives payment in proportion to the amounts that Telefónica Móviles España charges to its customers for those services, ranging from 8% to 30% depending on the services billed. Additionally, ANTENA 3 TELEVISIÓN offers news content, through the e-moción menu, to Telefónica Móviles customers. For those services, ANTENA 3 receives a payment of €0.3 per connection by Telefónica Móviles customers, and ANTENA 3 TELEVISIÓN pays Telefónica Móviles an amount equal to 20% of the amounts received, subject to a minimum €0.03 per connection.

- ANTENA 3 TELEVISIÓN has an agreement with Telefónica Multimedia, SAC under which it licenses its cable broadcast and distribution rights for the ANTENA 3 TELEVISIÓN International channel on a nonexclusive basis in Peru, for which it receives a payment of approximately US$ 60,000 per year.

On September 10, 2002, was granted by a public notary the agreement for the sale and transfer of credits, effective for accounting purposes from January 1, 2002, whereby Publicidad 3, S.A. (a wholly-owned investee of Antena 3 Televisión, S.A.) purchased from Grupo Admira Media, S.A.U. (now Telefónica de Contenidos, S.A.U.) all its shares in UNIPREX. and Cadena Voz de Radiodifusión, S.A. (now Antena de Radiodifusión, S.A.), was executed in a public deed. As of December,31 2001, UNIPREX's equity shareholder were negative amounting to 20,307 thousand of Euros. In order to restitute its economical equilibrium, UNIPREX had a participative loan by Grupo Admira Media S.A.U. for 22,237 thousand euros, and short-term credits for a total value of 37,120 euros. As of July, 23 2002, an increase of capital through credit compensations was agreed for the amount of 37,192 euros. Regarding Cadena Voz de Radiodifusion S.A., as of December, 31 2001, it had a negative shareholder equity for 273 thousand euros and 2,590 euros debt with Grupo Admira Media, S.A.U.

The price paid for this acquisition was agreed through a company valuation undertaken by an independent expert. The total amount of this operation was 221.574 thousand Euros. From this number, 152.591 thousand euros correspond to the price paid by Publicidad 3 for Uniprex shares, 9.273 thousand euros corresponds to the price paid by Publicidad 3 to Antena de Radiodifusión, S.A. and the remaining 59.710 thousand euros paid by Publicidad 3 to cancel the debt.. That Uniprex had with the Group Admira Media, S.A.U . This debt had increased by 6,518 thousand euros since the previous year as of December 31.

The means of payment was as follows: 137.824 thousand euros at signing and 24.040 thousand euros to be paid the following year, in September 10, 2003. This transaction gave rise to goodwill for the two companies amounting to approximately €146,622 thousand, which is being amortized by Publicidad 3, S.A. on a straight-line over 20 years.

At the same time, Publicidad 3, S.A. granted UNIPREX and Antena de Radiodifusión, S.A., a syndicated loan with a límit of 77.000 thousand euros and 3.000 thousand euros, respectively. As of 31 December 2002 the withdrawal taken by UNIPREX, S.A was 64.311 thousand euros and 2.591 thousand euros for Antena de Radiodifusión, S.A. As of June 30, 2003 the withdrawal increased to 64.742 miles euros for UNIPREX, and 2.607 thousand euros for Antena de Radiodifusión, S.A. These syndicated loans help to maintain the patrimonial equilibrium between both companies. (As required in article 20 del Real Decreto-Ley 7/1996 de 7 de junio) Additionally, within the framework of the cash pooling policy of the group, Antena 3 de Televisión, S.A. has provided Uniprex, S.A with an credit line with a limit of 25.500 thousand euros. This line recorded a withdrawal as of December, 31, 2002 (6.416 thousand euros) and as off June 30,2003 (15.858 thousand euros).

The Parent Company has granted a 10-year loan to Publicidad 3, S.A. for €233,000,000 for the obligations arising from the contract for the sale and transfer of credits of UNIPREX and Cadena Voz de Radiodifusión, S.A. (now Antena de Radiodifusión, S.A.).

As of October 28,2002, the parent Company signed a long-term syndicated loan with several credit entities, being JP. Morgan Bank, S.A. the agent, so they could finance the acquisition of 100% of the participations that Grupo Admira Media, S.A.; (Currently Telefonica de Contenidos, S.A.U.) helds in Uniprex S.A. and Antena de Radiodifusion S.A. through their subsidiary Publicidad 3, S.A.

The agreement included: a €140 million loan at a variable interest rate, and a €90 million revolving credit facility. As of December 31, 2002 the Company drowned down 42,000 thousand euros to pay a fraction of assumed debt. This drown down was paid by funds generated by the Company's ordinary activity.

Chapter IV of this document describes the complaints filed by the shareholders regarding the contest of the resolutions adopted by Special Shareholders' Meeting of ANTENA 3 TELEVISION held on March 5, 2002, in particular the resolution ratifying the acquisition of 100% of capital stock of UNIPREX and Cadena Voz de Radiodifusión.

- - ANTENA 3 TELEVISIÓN purchased from VÍA DIGITAL the free-to-air live television broadcast rights for the 2002 Soccer World Cup, plus a preferred option on the free-to-air live television broadcast rights for the 2006 Soccer World Cup, for €49.6 million. During FY2002, the Company sold the option to Grupo Admira Media, S.A. (currently Telefónica de Contenidos, S.A.) at book value, i.e., €16 million.

- - Lastly, ANTENA 3 TELEVISIÓN has an agreement with Telefónica Servicios Audiovisuales, S.A., under which the latter provides the former with a digital distribution service for its programming in Latin America. Telefónica Servicios Audiovisuales is paid €298,200 per year for this service.

As of the date of registration of this Prospectus, the services provided under the foregoing agreements were not expected to be discontinued.

b) Relationship with the Santander Central Hispano Group:

- As of the date of this Prospectus, ANTENA 3 TELEVISIÓN had an overdraft facility agreement with Banco Santander Central Hispano, S.A. for a maximum of three million euros, to mature on September 25, 2003. It is settle that the above-mentioned agreement will be renew for a new yaer term on the following days Also Banesto, SCH Group ans SCH are part of the above-mentioned syndicate credit in section VI.7.

- ANTENA 3 TELEVISIÓN has an agreement for services with Santander Central Hispano Investment, S.A. under which Santander Central Hispano Investment, S.A. acts as Agent Bank in the change of representation of ANTENA 3 TELEVISIÓN shares, and as the entity in charge of keeping and maintaining the Share Register and the Agent Bank of Shareholders' Meetings.

c) Relationship with Grupo Planeta:

Antena 3 TELEVISIÓN intends to shortly execute an agreement to co-produce three television movies, the first two of which would be "*El tránsfuga*" ("The Defector") and "*El 6 de espadas*" ("The 6 of Spades"), with Prodigius, which is 50% owned by Grupo Planeta.

d) Relations with D. Pedro Ramón y Cajal

The law firms that counts on Director D. Pedro Ramón y Cajal as a partner was in charge to undertake legal proceedings (Mayor Cuantía 331/2000) in relation to the payment of Euros 6.400,000,000 that ANTENA 3 TELEVISION allegedly owes to the National League of Professional Football . In this respect, once that the allegation period was concluded, the aforementioned Law Firm received from the company on May, 20th, 2002 the amount of 36.000 Euros as payment for its services. At this very moment, the procedure is still pending, so it's the payment for the legal services (24,000 Euros).

CHAPTER VII

RECENT PERFORMANCE AND FUTURE OUTLOOK OF THE ISSUER

CONTENTS

CHAPTER VII

RECENT PERFORMANCE AND FUTURE OUTLOOK OF THE ISSUER

VII.1. GENERAL INDICATIONS OF THE ISSUER BUSINESS PERFORMANCE SUBSEQUENT TO THE CLOSE OF THE LAST FISCAL YEAR

VII.1.1. Consolidated audited Balance Sheet of GRUPO ANTENA 3 as of June 30, 2003 and *comparison with that of December 31, 2002.*

In this section is presented the Consolidated Balance Sheet as of June, 30, 2002 and as of December, 31, 2002 and the analysis of the main variations.

ANTENA 3 TELEVISIÓN Group					
CONSOLIDATED BALANCE SHEETS					
Thousands of euros					
	Balance at 30/06/03*	% of total assets	Balance at 12/31/02	% of total assets	Variation % 2003/2002
ASSETS					
DUE FROM SHAREHOLDERS FOR UNCALLED CAPITAL	**102**	**0.01%**	**0**	**0.00%**	**100.00%**
FIXED AND OTHER NONCURRENT ASSETS					
Start-up expenses	**20,150**	**2.39%**	**21,678**	**2.36%**	**(7.05)%**
Intangible assets	**16,642**	**1.97%**	**15,323**	**1.67%**	**8.61%**
Tangible fixed assets	**129,196**	**15.30%**	**137,412**	**14.97%**	**(5.98%)**
Land and structures	64,505	7.64%	64,226	7.00%	0.43%
Plant	153,251	18.15%	149,280	16.26%	2.66%
Other tangible fixed assets	49,354	5.85%	50,609	5.51%	(2.48%)
Accumulated depreciation	(137,914)	(16.34%)	(126,703)	(13.80%)	8.85%
Long-term investments	**8,093**	**0.96%**	**21,448**	**2.34%**	**(62.27%)**
Treasury stock	**2,933**	**0.35%**	**2,933**	**0.32%**	**0.00%**
Taxes receivable	**24,923**	**2.95%**	**7,182**	**0.78%**	**247.02%**
TOTAL FIXED AND OTHER NONCURRENT ASSETS	**201,937**	**23.92%**	**205,976**	**22.44%**	**(1.96%)**
CONSOLIDATED GOODWILL	**143,298**	**16.97%**	**144,743**	**15.77%**	**(1.00%)**
DEFERRED CHARGES	**1,668**	**0.20%**	**1,847**	**0.20%**	**(9.69%)**
CURRENT ASSETS					
Inventories	**198,656**	**23.53%**	**304,950**	**33.22%**	**(34.86%)**
Program rights	138,034	16.35%	246,083	26.81%	(43.91%)
Consumables and other inventories	10,954	1.30%	11,425	1.24%	(4.12%)
Advances to suppliers	49,668	5.88%	47,442	5.17%	4.69%
Accounts receivable	**258,741**	**30.65%**	**221,158**	**24.09%**	**16.99%**
Trade receivables for sales and services	198,255	23.48%	185,956	20.26%	6.61%
Receivable from Group and associated companies	11,054	1.31%	14,160	1.54%	(21.94%)
Taxes receivable	62,228	7.37%	30,100	3.28%	106.74%
Sundry accounts receivable	10,061	1,19%	11,575	1.26%	(13.08%)
Allowance for bad debts	(22,857)	(2.71%)	(20,633)	(2.25%)	10.78%
Short-term investments	**23,276**	**2.76%**	**28,220**	**3.07%**	**(17.52%)**
Cash	**13,332**	**1.58%**	**7,471**	**0.81%**	**78.45%**
Accrual accounts	**3,242**	**0.38%**	**3,535**	**0.39%**	**(8.29%)**
TOTAL CURRENT ASSETS	**497,247**	**58.90%**	**565,334**	**61.59%**	**(12.04%)**
TOTAL ASSETS	**844,252**	**100.00%**	**917,900**	**100.00%**	**(8.02%)**

ANTENA 3 TELEVISIÓN Group					
CONSOLIDATED BALANCE SHEETS					
Thousands of euros					
	Balance at 30/06/03	% of total assets	Balance at 12/31/02	% of total assets	Variation % 2003/2002
SHAREHOLDERS' EQUITY AND LIABILITIES					
SHAREHOLDERS' EQUITY					
Capital stock	**166,668**	**19.74%**	**166,668**	**18.16%**	**0.00%**
Legal reserve	**33,334**	**3.95%**	**33,334**	**3.63%**	**0.00%**
Other reserves	**245,733**	**29.11%**	**277,026**	**30.18%**	**(11.30%)**
Reserve for treasury stock	**2,933**	**0.35%**	**2,933**	**0.32%**	**0.00%**
Reserves at fully consolidated companies	**540**	**0.06%**	**(775)**	**(0.08%)**	**(169.68%)**
Retained earnings	**9,366**	**1.11%**	**9,366**	**1.02%**	**0.00%**
Translation differences	**(2,258)**	**(0.27%)**	**(669)**	**(0.07%)**	**237.52%**
Income (loss) attributable to the Parent Company	**(98,542)**	**(11.67%)**	**(30,037)**	**(3.27%)**	**228.07%**
Consolidated income (loss)	(98,848)	(11.71%)	(29,907)	(3.26%)	230.52%
Income (Loss) attributed to minority interests	306	0.04%	(130)	(0.01%)	(335.38%)
TOTAL SHAREHOLDERS' EQUITY	**357,774**	**42.38%**	**457,846**	**49.88%**	**(21.86%)**
MINORITY INTERESTS	**1,288**	**0.15%**	**1,989**	**0.22%**	**(35.24%)**
PROVISIONS FOR CONTINGENCIES AND EXPENSES	**3,639**	**0.43%**	**18**	**0.00%**	**20,116.67%**
DEFERRED REVENUES	**0**	**0.00%**	**0**	**0.00%**	**0.00%**
LONG-TERM DEBT					
Payable to credit institutions	112,760	13.36%	128,721	14.02%	(12.40%)
Other payables	3,387	0.40%	743	0.08%	355.85%
Payable to Group companies	0	0.00%	3,999	0.44%	(100.00%)
Uncalled capital payments payable	0	0.00%	120	0.01%	(100.00%)
TOTAL LONG-TERM DEBT	**116,147**	**13.76%**	**133,583**	**14.55%**	**(13.05%)**
CURRENT LIABILITIES					
Payable to credit institutions	34,448	4.08%	21,724	2.37%	58.57%
Trade accounts payable	159,411	18.88%	168,106	18.31%	(5.17%)
Payable to Group and associated companies	4,442	0.53%	45,769	4.99%	(90.29%)
Customer advances	2,530	0.30%	2,090	0.23%	21.05%
Taxes payable	13,778	1.63%	12,304	1.34%	11.98%
Other nontrade payables	35,526	4.21%	10,285	1.12%	245.42%
Other provisions	114,255	13.53%	63,469	6.91%	80.02%
Accrual accounts	1,014	0.12%	717	0.08%	41.42%
TOTAL CURRENT LIABILITIES	**365,404**	**43.28%**	**324,464**	**35.35%**	**12.62%**
TOTAL PASIVO	**844,252**	**100.00%**	**917,900**	**100.00%**	**(8.02%)**

Fixed Assets:

The Fixed assets as of June 30, 2003 amount to 201.937 thousand Euros, presenting little variation from the figures of December 31, 2002. The main variation affects "Public Administration" with an increase of 17,741 thousand Euros due to the increase of fiscal credit and in financial fixed assets with a decrease of 13,355 thousand Euros due to the incorporation of new societies in the consolidation perimeter. The weight of the Fixed Assets against the Total Assets in the first semester represents 24% whilst as of December, 31, 2002 it was 22%.

Inventories

Inventories as of June, 30, 2003 amount to 198,656 thousand Euros, having decreased from the previous accounting year by 35%. This decrease is mainly due to a provision created in the 2003 semester, regarding the rights to programs of own production and from a third party, for an amount equal to 101,434 thousand Euros. The weight of the Inventories against the Group Total Asset represents 23,5% in 2003 whilst as of December, 31, 2002 it was 33,2%.

Cash Flows Variations

The operating Cash Flow as of June 2003 is positive since the short term liabilities are less than the cash flow. Among the different magnitudes that represent the operating cash flow as of June 2003, the figures from "inventories" – with a decrease of 35% - and "debtors" –with an increase of 17%, represent a relevant variation against December, 31,2002. The headings related to "Non-Financing short term creditors" that

have suffered important changes have been: "Other provisions" (Increase of 50,786 thousand Euros) "Other non commercial debts" (Increase of 25,241 thousand Euros) and "Debts with companies within the group and associated companies" (Decrease of 41,327 thousand Euros).

The increase of the "Financing Debt" is motivated by the transfer of the loan's first payment date from long term to short term. This loan was undertaken to finance the Buy of UNIPREX and Antena de Radiodifusión.

Shareholder's Equity Evolution

In the fiscal year 2002, Group ANTENA 3 suffered consolidated loss of 30,037 thousand Euros so the consolidated Shareholder's Equity as of December 31,2002 was 457,846 thousand Euros. This meant a decrease of 10,1% in respect to the amount from the year 2002. In the first semester of 2002 Group ANTENA 3 suffered loss of 98,542 thousand euros, which united with the negative evaluation of the exchange rates of 1.589 thousand euros and the changes in the consolidation perimeter of 59 thousand Euros as of June 30, 2003, has meant a reduction of 21.9% in the Shareholder's Equity amount in respect to the accounting year 2002 resulting a figure of 357,774 thousand Euros.

VII.1.2. Audited consolidated statement of operations of the ANTENA 3 Group for - period ended June 30, 2003, and comparison with the unaudited consolidated statement of operations of the ANTENA 3 Group for the period ended June 30, 2002.

This section includes the consolidated statements of operations of the ANTENA 3 Group for the six-month periods ended June 30, 2003 and June 30, 2002, an explanation of the breakdown of the main accounts and an analysis of the most significant variations therein.

ANTENA 3 GROUP

Multi-step statements of operations

Figures in thousands of euros and as % of net revenues

	06/30/03	**06/30/02**
Net revenues	341,835	358,711
Cost of sales	137,909	166,026
Gross margin	**203,926**	**192,685**
	59.7%	53.7%
Operating expenses	157,074	172,797
Operating cash flow (EBITDA)	**46,852**	**19,888**
	13.7%	5.5%
Depreciation and amortization expense	15,213	13,592
Amortization of goodwill	6,306	7,328
Operating income (EBIT)	**25,333**	**(1,032)**
	7.4%	(0.3%)
Net financial debt	3,187	1,745
Ordinary income	**22,146**	**(2,777)**
	6.5%	(0.8%)
Extraordinary income (loss)	169,803	31,374
Loss before taxes (EBT)	**(147,657)**	**(34,151)**
	(43.2%)	(9.5%)
Taxes	(48,809)	(9,404)
Consolidated loss for the period	**(98,848)**	**(24,747)**
	(28.9%)	(6.9%)
Income (Loss) attributed to minority interests	(306)	58
Loss for the period attributed to the Parent Company	**(98,542)**	**(24,805)**
	-(28.8%)	(6.9%)

Gross margin

Net revenues as of June 30, 2003 amounted to 341,835 thousand euros, down 16,876 thousand euros (4.7%) on the figure for the first half of 2002. The cost of sales fell 28,117 thousand euros (16.9%) to 137,909 thousand euros.

The decrease in television advertising income is due to the weakness of the advertising market and the fell down of the participation quota in such market. The decrease in sales cost is due to broadcasting rights of the Soccer World Cup 2002.

The consolidated gross margin for the first half of 2003 amounted to 203,926 thousand euros, an increase of 11,241 (6%) thousand euros compared with the same period in 2002.

Operating cash flow (EBITDA)

The first half of 2003 saw a recovery in the EBITDA figure, which doubled that obtained in the first six months of 2002. This was due to the combined effect of the increase of €11,241 thousand in the gross margin and the reduction of €15,723 thousand in operating expenses. This expenses include in the figures from 2002 the expenses from the Football World Cup, that don't belong to the expenses related to the rights to program. This, plus a decrease in the company group expenses, explains the expenses fall as registered in the first semester of 2003.

Also, EBITDA represented 13.7% of net revenues in 2003 (5.5% in 2002), a percentage increase of over 149%.

The main heading included in "Operating Costs" is the cost of personnel. They represent 48.8% of the total, and have grown by 10.57% in relation to June 2002. The remaining operating costs consist of "rents and rate of rental" (which comprise the most significant heading as paid by the dominant Society as a rate of rental for the distribution of the audiovisual signal), "Other management costs", "Changes in the business traffic provisions", and "Taxes".

Ordinary income

The improved results of operations (EBIT) - this meaning the results of EBITDA minus amortizations - outstrip the improvement of EBITDA and amounts to 26,365 Euros. This is due principally to the fact that operating costs have been reduced by 9% in comparison with June 2002.

The result as of June 2003 amount to 22,146 Euros and represents remarkable improvement in comparison with June 2002, as has been noted previously.

The increase in other financial revenues and expenses arose basically as a result of the interest generated by the syndicated loan obtained to finance the acquisition of UNIPREX, since in 2003 interest accrued over each of the first six months, whereas the interest on this loan in 2002 does not relate to the whole period.

Loss before taxes (EBT)

Losses before tax as of June 2003 amount to 147,657 thousand Euros and are principally generated by the extraordinary results produced in the first semester of 2003.

Following is a breakdown of the main extraordinary revenues and expenses for the first six months of 2002 and 2003:

DETAIL OF EXTRAORDINARY INCOME (LOSS)		06/30/03	06/30/02
Extraordinary revenues			
Gains on fixed asset disposals		1,071	15
Extraordinary revenues		4,859	644
	Subtotal	**5,930**	**659**
Extraordinary expenses			
Losses on fixed asset disposals		479	186
Variation in investment valuation allowances		464	16,081
Period provision for contingencies and expenses		35,022	5,840
Other extraordinary expenses		139,768	9,926
	Subtotal	**175,733**	**32,033**
EXTRAORDINARY INCOME (LOSS), NET		**(169,803)**	**(31,374)**

The "Extraordinary Revenues" caption includes mainly the reversal of prior years' provisions for contingencies and expenses, which ultimately proved to be excessive, and other extraordinary revenues. ANTENA 3 TELEVISIÓN accounts for a majority proportion of the consolidated figures.

The "Other Extraordinary Expenses" caption includes the estimated amount required for probable or certain third-party liability arising from guarantees or other similar collateral provided by the company, litigation, outstanding compensation payments (including Labor Force Adjustment Plan) or obligations of undetermined amount, and for the amount of estimated possible losses. Over 90% of the expenses recorded under this caption relate to ANTENA 3 TELEVISIÓN. The main item included in this caption in the first six months of 2003 was an allowance for inventory depreciation totaling €101,434,000 recorded to adjust the value of the rights on in-house and outside production programs.

Outside production rights commitments

ANTENA 3 TELEVISIÓN purchases the rights for products that may or may not be available at the date of acquisition, either because they have not yet been produced or because they are still being exploited in a any of the previous marketing channel (cinema, video, DVD, pay television, free-to-air television). Consequently, ANTENA 3 TELEVISIÓN's right to broadcast the product in question commences at a later date, which is referred to as the date of commencement of the license period.

The Company records these rights on the asset side of its balance sheet and recognizes the related debt to the supplier from the date on which the license period commences. Any payments made to distributors prior to the commencement of this period are recorded as advances to suppliers.

As explained in the preceding paragraph, the rights acquired are only recorded when the license period has commenced, i.e. when the films can be screened. Other commitments are kept off the balance sheet and are detailed in the notes to financial statements. Although commitments are quantified in a reasonable manner, they are subject to certain variables that modify the final price to be paid and, in the case of projects not yet performed, to changes in the final composition of the product.

As of June 30, 2003, the best estimate of the Company's commitments included 138,129 euros thousand relating to specific films whose license period had not yet commenced (commencement periods widespread to 2007), and 316,207 euros thousand relating to unspecified films most of which had not yet been made (estimations for commencement periods also extend up to 2007).

Other Commitments:

The Company is engaged to out-of-balance commitments, in order to fulfill some business related obligations such as":

- Warrants fulfilling the legal requirements regarding the Public administration that derives from the achieved administrative concessions. As a noteworthy example, the Sciences and Technology Governmental Department and some of the Autonomous Communities (C.C.A.A.) have granted a 5 million euro license for a radio-phonic frequencies concession, and a 6.01 million euros license for the indirect management of television services.

- Warrants granted to Sporting Companies, in relation to contracts regarding the transfer of TV sporting rights for the years 1998 to 2003. Although the aforementioned rights have been subsequently assigned to the companies Sport, S.A. and G.M.A.F. S.A., the warrant has been kept until the end of the commitment, dated on June 2003. The guaranteed amount is 15, 352 thousand euros.

- Other warrants, committed to guarantee litigation processes and temporal exports (recording and transmission equipment). The total of this kind of warrants amounts to 12,564.6 thousand of euros.

Labor Force Adjustment Plan:

As mentioned in section VII.2.1 the Company has submitted a Labor Force Reduction Plan to the employees and the competent Employment Authorities (Directorate-General for Employment) for the termination of 390 jobs.

As of June 30, 2003, the Company has evaluated several cost alternatives and has proceeded to institute the appropriate provision as to cover the expected Labor Force Adjustment Plan costs.

VII.1.3. Audited individual balance sheet of ANTENA 3 TELEVISION *in comparison with the audit of* 31 December 2002

In this section is presented the individual balance sheet of ANTENA 3 DE TELEVISIÓN, S.A. with an analysis of the evolution of these headings between December 31, 2002 and June 30 2003.

ANTENA 3 TELEVISIÓN BALANCE SHEETS Thousands of euros	Balance at 06/30/03	% of total assets	Balance at 12/31/02	% of total assets	Variation 2003/2003
ASSETS					
FIXED AND OTHER NONCURRENT ASSETS					
Start-up expenses	**0**	**0.00%**	**53**	**0.01%**	**(100.00%)**
Intangible assets	**8,900**	**1.11%**	**9,028**	**1.04%**	**(1.42%)**
Tangible fixed assets	**98,343**	**12.26%**	**104,244**	**12.01%**	**(5.66%)**
Land and structures	57,240	7.13%	56,993	6.57%	0.43%
Plant	79,291	9.88%	77,992	8.99%	1.67%
Other tangible fixed assets	68,310	8.51%	67,255	7.75%	1.57%
Accumulated depreciation	(106,498)	(13.27%)	(97,996)	(11.29%)	(8.68%)
Long-term investments	**234,608**	**29.24%**	**237,909**	**27.42%**	**(1.39%)**
Treasury stock	**2,933**	**0.37%**	**2,933**	**0.34%**	**0.00%**
Taxes receivable	**4,184**	**0.52%**	**4,184**	**0.48%**	**0.00%**
TOTAL FIXED AND OTHER NONCURRENT ASSETS	**348,968**	**43.49%**	**358,351**	**41.30%**	**(2.62%)**
DEFERRED CHARGES	**1,598**	**0.20%**	**1,835**	**0.21%**	**(13.13%)**
CURRENT ASSETS					**%**
Inventories	**184,517**	**23.00%**	**288,662**	**33.27%**	**(36.08%)**
Program rights	129,868	16.19%	235,702	27.17%	(44.90%)
Consumables and other inventories	5,303	0.66%	5,721	0.66%	(7.31%)
Advances to suppliers	49,346	6.15%	47,239	5.44%	4.46%
Accounts receivable	**237,369**	**29.58%**	**189,336**	**21.82%**	**25.37%**
Trade receivables for sales and services	135,713	16.91%	127,114	14.65%	6.76%
Receivable from Group and associated companies	58,482	7.29%	52,522	6.05%	11.35%
Taxes receivable	52,888	6.59%	18,434	2.12%	186.90%
Sundry accounts receivable	4,697	0.59%	5,677	0.65%	(17.26%)
Allowance for bad debts	(14,411)	(1.80%)	(14,411)	(1.66%)	0.00%
Short-term investments	**18,500**	**2.31%**	**23,875**	**2.75%**	**(22.51%)**
Cash	**10,690**	**1.33%**	**3,957**	**0.46%**	**170.15%**
Accrual accounts	**718**	**0.09%**	**1,620**	**0.19%**	**(55.68%)**
TOTAL CURRENT ASSETS	**451,794**	**56.31%**	**507,450**	**58.49%**	**(10.97%)**
TOTAL ASSETS	**802,356**	**100.00%**	**867,636**	**100.00%**	**(7.52%)**

ANTENA 3 TELEVISIÓN BALANCE SHEETS Thousands of euros	Balance at 06/30/03	% of total assets	Balance at 12/31/02	% of total assets	Variation 2003/2003
SHAREHOLDERS' EQUITY AND LIABILITIES					
SHAREHOLDERS' EQUITY					
Capital stock	166,668	20.77%	166,668	19.21%	0.00%
Legal reserve	33,334	4.15%	33,334	3.84%	0.00%
Reserve for treasury stock	2,933	0.37%	2,933	0.34%	0.00%
Other reserves	245,733	30.63%	277,026	31.93%	(11.30%)
Retained earnings	9,366	1.17%	9,366	1.08%	0.00%
Income (Losses)	(100,641)	(12.54%)	(31,293)	(3.61%)	221.61%
TOTAL SHAREHOLDERS' EQUITY	**757,393**	**44.54%**	**458,034**	**52.79%**	**(21.97%)**
LONG-TERM DEBT					
Payable to credit institutions	109,225	13.61%	125,371	14.45%	(12.88%)
Other payables	3,398	0.42%	673	0.08%	404.90%
Long-term payables to Group and associated companies	0	0.00%	3,999	0.46%	(100.00%)
Capital payments payable	120	0.01%	120	0.01%	0.00%
TOTAL LONG-TERM DEBT	**112,743**	**14.05%**	**130,163**	**15.00%**	**(13.38%)**
CURRENT LIABILITIES					
Payable to credit institutions	32,796	4.09%	17,454	2.01%	87.90%
Trade accounts payable	133,696	16.66%	129,729	14.95%	3.06%
Payable to Group and associated companies	12,526	1.56%	31,603	3.64%	(60.36%)
Customer advances	2,394	0.30%	1,906	0.22%	25.60%
Taxes payable	10,390	1.29%	9,616	1.11%	8.05%
Other nontrade payables	4,807	0.60%	8,326	0.96%	(42.27%)
Other provisions	135,537	16.89%	80,427	9.27%	68.52%
Accrual accounts	74	0.01%	378	0.04%	(80.42%)
TOTAL CURRENT LIABILITIES	**332,220**	**41.41%**	**279,439**	**32.21%**	**18.89%**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**802,356**	**100.00%**	**867,636**	**100.00%**	**(7.52%)**

Fixed assets

The heading "Intangible Assets" covers mainly the costs resulting from the acquisition or production of software in cases where it is anticipated that the use will extend through several exercises (years). During the year 2003, the cost of the software has increased 1,524 thousand Euros.

The heading "Technical Installations and Machinery" includes the technical framework and the installations related to the business. During the accounting year 2003 it has experienced an increase of 1,229 thousand Euros, representing 9.88% of the total assets.

The heading "Financial Fixed Assets" represents 29.24% of the total assets and includes the shares of ANTENA 3 TELEVISION as a majority shareholder in some companies, and the share where ANTENA 3 has 20% or less of other companies. As of June 30, 2003 the main investments are: PUBLICIDAD 3, parent company of UNIPREX and Antena de Radiodifusión and Movierecord.

Cash Flow

The cash flow represents 56.31% of total assets, in which we should note the heading "Inventory" that covers principally the rights to programs produced by third parties (films, series and similar productions) registered at production cost. The weight of this heading against the total assets in the year accounting 2003 is 16.9%.

An evaluation has been done of the amount of those rights to home-produced programs that correspond to titles that will not be broadcast (because of the production date, having completed certain timetable or other reasons) and those sessions which are pending to broadcast which value is estimated under its possibilities of broadcasting; so an additional provision has been created for an amount of 58,852 thousand Euros, registered under the heading "Extraordinary Loss" from the profit and loss accounts of June 30, 2003.

Regarding the rights to programs produced by a third party, an estimation has been done of those titles that will not be broadcast because of the configuration of the programs timetable, and the volume of rights, and agreements to acquire rights, increasing the allotment of the obsolescence provision of 42,582 thousand euros.

The heading "Advances to Suppliers" includes the supplies given on account of agreement to buy the rights to sporting transmissions and programs produced by a third party. The amount of this heading represents 6.15% of the total assets.

The heading "Businesses of the Group and Associates, Debtors" covers short-term debt balance for traffic operations and credits, which amounts to, at June 30 2003, 3.203 and 55,279 thousand Euros respectively. This heading represents 7.29% of the total assets.

Payable to credit institutions

In the accounting year 2002, the dominant Society signed a long-term syndicated loan with different credit entities to the amount of 140,000 thousand Euros (see section V.3.1). The short- and long-term debt with credit entities represents as of June 30, 2003, 13.61% and 4.09% of the total liabilities respectively.

The types of interest paid by the society during the first six months of the accounting year 2003, by the loans and credit policies undertaken with credit entities has, as a point of reference, the Euribor plus a differential that varies between 0.1% and 1%.

VII.1.4. Audited individual statement of operations of ANTENA 3 TELEVISIÓN for the six-month period ended June 30, 2003, and the unaudited statement of operations of ANTENA 3 TELEVISIÓN for the six-month period ended June 30, 2002

Following are the individual statements of operations of the Parent Company for the first six months of 2003 and 2002, an explanation of the breakdown of the main accounts and an analysis of the most significant variations therein:

ANTENA 3 de TELEVISION, S.A. Multi-step statements of operations (thousands of euros and % of net revenues)		
	06/30/03	**06/30/02**
Net revenues	273,977	287,967
Cost of sales	120,529	158,515
Gross margin	**153,448**	**129,452**
	56.0%	45.0%
Operating expenses	104,761	105,624
Operating cash flow (EBITDA)	**48,687**	**23,828**
	17.8%	8.3%
Depreciation and amortization expense	10,302	9,394
Operating income (EBIT)	**38,385**	**14,433**
	14.0%	5.0%
Net financial debt	2,186	(1,040)
Ordinary income	**36,199**	**15,473**
	13.2%	5.4%
Extraordinary loss	(174,175)	(45,316)
Loss before taxes (EBT)	**(137,976)**	**(29,843)**
	-50.4%	-10.4%
Taxes	(37,335)	(3,396)
Loss for the year	**(100,641)**	**(26,447)**
	-36.7%	-9.2%

Gross Margin

The "Net Revenues" caption includes the "Net Advertising Sales" and "Other Revenues" accounts. The breakdown of the revenues for the first six months of 2002 and 2003 is as follows:

The "Gross Publicity Sales" of ANTENA 3 TELEVISION as of June30, 2003 has increase for 258,835 thousand euros. In relation to the first semester, they have been reduced by 5,9%, due to a share audience fall of 1.6 points. On the other hand, the heading "Other income" has increased by 16.8% (15,142 thousand euros) due to the better management and exploitation of the business Audiotex (calls 906) and Contexta (SMS)

Operating *Cash-flow (EBITDA)*

The operating costs have been hardly reduced since the first semester of 2002, as a result of the reduction of the heading "Other management expenses" in a 15.6%. This expense of 36,936 thousand of Euros has been compensated with the increase of personnel expenses in an 18.3%, which amounts to 54,936 thousands of Euros as of June 2003.

Extraordinary loss:

The "Extraordinary Loss" caption includes the estimated amount required for probable or certain third-party liability arising from guarantees or other similar collateral provided by the company, litigation, outstanding compensation payments or obligations (including Labor Force Adjustment Plan) of undetermined amount, *and for the amount of estimated possible losses. These allowances are recorded when the liability,* obligation or decision giving rise to the indemnity, payment or loss arises.

In the first half of 2003 this caption included an allowance for inventory depreciation of €101,434,000 to adjust the value of the broadcasting rights on in-house and outside production on the basis of the analyses and estimates made by the company's new management team, as covered in the heading "Extraordinary results".

In the first six months of 2003, ANTENA 3 TELEVISIÓN recorded a tax asset for tax losses available for carry forward in future years.

VII.2 FUTURE OUTLOOK OF THE ISSUER

As provided for by the Ministerial Order dated July 12, 1993, approving Royal Decree 291/1992, it is hereby expressly stated that the content of this section of the prospectus refers to forecasts, estimates and prospects that may or may not materialize. All the information contained in this section represents the Company's best estimates of these prospects. However, the prospects are based on uncertain future events the outcome of which is impossible to determine at the present date. The Company is liable neither for any variances that may arise in the factors influencing the future evolution of the ANTENA 3 Group nor, therefore, for the attainment of the prospects contained in this section.

These forecasts, estimates and projections, which due to their nature do not signify a guarantee of the future evolution of the Group's earnings, were performed on the basis of the following projected scenario:

1. Maintenance of the current macroeconomic forecasts regarding the evolution of the Spanish and EU economies, and absence of any negative trend in these economies that might substantially affect the business activities carried on by the ANTENA 3 Group.

2. Absence of any regulatory or tax-related changes that might have a significant adverse effect on the business activities carried on by the ANTENA 3 Group.

3. Growth of the demand for the services provided by the ANTENA 3 Group in line with forecasts.

4. Maintenance of the competitive environment and absence of any changes that might have a significant adverse impact on the ANTENA 3 Group.

5. Absence of any significant changes in the foreseeable evolution of the technology on which the services provided by the ANTENA 3 Group is based.

6. Absence of any exceptional circumstances, meteorological catastrophes and wars and of any significant disruptions of the generally foreseeable scenario of social, economic and political stability.

   Any significant change in the aforementioned scenario could have a substantial impact on the earnings of the ANTENA 3 Group.

VII.2.1 Commercial and Financial Prospects

A) Television

- Cost reduction policy

The Company has prepared a cost reduction plan, which as of the date of registration of this Prospectus was at the implementation phase. The outline of this plan is as follows:

Short Term

- Control of the Company's general expenses
- Reduction of news program costs
- Reorganization of the Regional Centers
- Reduction of personnel expenses through the reduction of jobs at ANTENA 3 TELEVISIÓN. In this connection, on July 24, 2003, management of ANTENA 3 TELEVISIÓN informed the employees' legal representatives of the conclusions of the evaluation conducted of the measures required to improve the Company's competitiveness.

These conclusions included the need to rationalize the size of the Company whilst maintaining its existing labor relationships model and geographical structure, which led to the decision to eliminate 390 jobs. For this purpose, Company management announced the need to present a Labor Force Reduction Plan and agreed with the trade union representatives that the related consultation period would formally commence on September 4.

As agreed, on September 4, 2003, the Company submitted a Labor Force Reduction Plan (contemplating the elimination of 390 jobs) to the employees and to the competent Employment Authorities (Directorate-General for Employment). The mandatory consultation period for negotiation of the terms under which the employees affected will leave the Company, which commenced on that same date, which is in the consultation phase as of the date of registration of this Prospectus and therefore it is not possible to ascertain the total final cost of the Plan and its final impact on the financial statements of ANTENA 3 TELEVISIÓN, based on the statutory indemnity payments stipulated in the Workers' Statute, i.e. 20 days' salary per year of service, will be known.

The Company has evaluated the various cost alternatives involved and has recorded the necessary provision in this connection.

However, the Company considers that the above-mentioned short-term cost reduction plan must be implemented without any cutbacks in programming expenses.

Medium Term

The Company's medium-term strategy will focus on a progressive change in the network's programming, which it aims to make more competitive. Particular attention will be paid to programs whose contents bolster the image and identity of ANTENA 3 TELEVISIÓN and set it apart from its competitors.

Additionally, in order to optimize resources, the Company is studying the possibility of establishing a common marketing base, in terms of both personnel and infrastructures, for the sale and management of TV, radio and cinema advertising space.

Long Term

The Company's long-term objective is to evaluate and develop, as a source of additional revenues, new advertising tools that will generally be based on a more active involvement of the audience. The adequate development of revenue-producing tools will be closely linked to the objective of reinforcing the image that the network projects to viewers.

- Other Activities

Movierecord

The Company considers that the activities carried on by Movierecord form part of the objectives of the ANTENA 3 Group, since the marketing of advertising in cinemas is complementary to that of advertising on television and radio. In this connection, the joint marketing of advertising space in its three formats (television, radio and cinema) must have a positive effect on the players involved in the advertising market.

Activities abroad

The Company's main geographical target is the Spanish market and it carries on its business activities mainly in Spain. Consequently, if the earnings obtained were not in line with the forecasts of the ANTENA 3 Group, in the next few years the Company could consider selling or transferring its holdings in foreign countries.

Antena 3 Temática

As already mentioned in previous Chapters of this Prospectus, the platform resulting from the merger of the two digital platforms operating in Spain (Digital +) informed the Company that the thematic channels produced to date by Antena 3 Temática, which had been broadcast by VÍA DIGITAL, would not be included in the list of channels offered by Digital +. In light of this situation, the ANTENA 3 Group, having analyzed the various alternatives, intends to liquidate this company in the next few months, once the

negotiations and procedural formalities for its labor force reduction plan have been completed and the plan has been implemented.

B) Radio

As is the case with television, the ANTENA 3 Group is currently preparing a cost reduction plan for its radioactivities, which as of the date of registration of this Prospectus was at the implementation phase. The outline of this plan is as follows:

Short Term:

- Control of general expenses
- Reduction of programming costs
- Reduction of marketing costs
- Reduction of broadcasting costs
- Reduction of personnel expenses

Medium term

The ANTENA 3 Group's medium-term strategy is to improve its position in conventional radio and to search for its own formats in formula radio programming. In this connection, the Company is studying the possibility of unifying its current range of thematic programs into one or two formats.

Consolidated Operations Forecast

ANTENA 3 Group		
Thousands of euros	Estimate 2003	2002
Gross sales	725,318	731,854
Discount / Costs over sales	(70,578)	(61,202)
Net sales	654,741	670,652
Program and other amortization	262,754	308,627
Personnel expenses	145,961	141,123
Other operating expenses	158,156	171,889
Total Expenses	562,872	621,639
EBITDA	87,869	49,013
Fixed Assets amortization	28,451	28,131
Allowances	2,717	6,050
Operating income	56,701	14,832
Financial Income	(8,582)	(4,165)
Goodwill amortization	11,053	14,568
Ordinary Income (lose)	37,066	(3,901)
Extraordinary income	(178,769)	(41,596)
Income before taxes	(141,703)	(45,497)
Corporate income tax	(51,239)	(15,590)
Consolidated Net Income	(90,464)	(29,907)
Income (Loss) attributed to minority interests	(249)	(130)
Income attributable to the Parent Company	(90,713)	(30,037)

The forecast at closing of 2003, estimates operating income of 56,701 thousand euros, opposite to 14,832 in 2002. This evolution will be achieved through an expenses reduction (8.8%) superior than the net sales decrease (2.4%).

Gross Sales are expected to decrease by 0,9%, affecting particularly the television business but predicting a radio business steady evolution. Discounts and Costs over Sales will be reduced by 15.3% in comparison to 2002. This is due to the general gross sales decrease and to the composition of Non-advertising Sales, which in 2003 have incorporated revenue captions with lower selling costs.

As of Operating Expenses, is remarkable the15% decrease of programmes and provisions expenditures. As mentioned earlier, this heading includes the expense of the Football World Cup rights for 2002, which is responsible for a significant part of this decrease. The rest of Operating expenses line is reduced by 8%, partially due to non-enclosure of World Cup expenses other than broadcast rights (producing expenses, etc), and also because of the initial impact of cost-control measures.

The financial income results are negative amounting to 8,582 thousand euros. This figures doubles previous year's figure, as a consequence of the borrowing increase undertook in order to finance UNIPREX acquisition. After the company's restructuring, including good will's accelerated amortization, the goodwill amortization only includes Movierecord-related amounts, finishing at mid 2004, and UNIPREX and Antena de Radiodifusión, which will be redeemed in 20 years.

All the above leads to a positive ordinary income of 37,066 thousand euros, as opposite to a 3,901 thousand euros loss from the previous fiscal year.

It has been predicted an extraordinary negative Income results of 178,769 thousand euros. From that figure, 169,803 thousand euros have been already registered during the first fiscal year semester as previously explained. During the second semester an additional negative incomes results have been predicted due to the implementation of the restructuring and liquidation plan for the Group companies, that doesn't fit in the new strategic design.

Losses before taxes will amount to 141,703 thousand euros, as opposite to 45,497 thousand euros. All the above shows that the worsening of the Income before Taxes is due to extraordinary expenses that have been registered in the current fiscal year.

The positive impact of the Corporate Income Tax line mainly comes from the fiscal credit deriving from loss before taxes. It is predicted that the above fiscal credit will be recovered almost certainly in the following years.

2004 Estimations

Taking into account the warnings described at the present section VII.2, the new Senior Management team as soon as started its management functions, deliver the following predictions for 2004 regarding ANTENA 3 TELEVISIÓN Labor Force Reduction Plan, as describe herein. All the above is part of a general analysis of the restructuring measures undertake by ANTENA 3 TELEVISIÓN.

ANTENA 3 TELEVISIÓN

In relation to revenues, it has been estimated an approximately 1% increase, assuming a weak environment for the advertising industry and the maintaining of stable percentages in sales discounts.

Regarding the operations expenses, it has been estimated a decrease of approximately 6% for 2004 due to the commencement of reduction costs measures. More specifically, it has been predicted moderate increases on programs expenditure, as a help to boost programming schedules. For 2004 it has been projected a significant reduction (over 10%) of personnel expenses, as a consequence of the Labor Force Reduction Plan Other expenses will decrease over 10%, due to the saving plan have been recently set up, having particular incidence in newsreels, regional centers and general expenses.

As a result of the above an increase over 15% of the sales margin of the EBITDA is expected for the following year. Amortizations will keep the same levels of previous year due to the lack of significant investments in the forthcoming Years.

UNIPREX

In relation to the revenues derive from the radio business, it has been predicted an increase on sales below 5%. This potential increased is based on the premise of better position in the market instead of on a significant increase of such a market.

In 2004 it has been estimated a reduction of over 6% on Operating expenses. This reduction is based on a reduction costs plan, that has already started and that will affect programming and broadcasting costs and marketing and personnel expenses.

With the implementation of the above measures, the Company expect to reach a Net Sales margin of approximately 15% for 2004.

VII.2.2 Investment Policy

The level of investments for the next few years at ANTENA 3 TELEVISIÓN will be similar to that of recent years, due mainly to the fact that the investments in digital broadcasting have to a large extent already been made. Similarly, since the Group already has commitments to purchase outside programming through 2007, no significant further investments will foreseeable be made in this area.

The table below shows the projected investments in fixed assets for the period from 2003 to 2005:

INVESTMENTS IN FIXED ASSETS BY BUSINESS LINE FOR PERIOD FROM 2003 TO 2006				
(Miles de Euros)	As of June 30, 2003	2003	2004	2005
INTANGIBLE ASSETS	**3.706**	**4,778**	**3,432**	**3,517**
TELEVISION	963	3,202	3,211	3,296
RADIO	1.258	1,531	0	0
OTHER ACTIVITIES	1.485	45	221	221
TANGIBLE FIXED ASSETS	**4.777**	**21,683**	**21,320**	**22,424**
TELEVISION	2.690	17,176	17,446	18,472
RADIO	578	4,413	3,606	3,685
OTHER ACTIVITIES	1.509	94	268	267
LONG-TERM INVESTMENTS	**848**	**1,630**	**0**	**0**
TELEVISION	217	999	0	0
RADIO	631	631	0	0
OTHER ACTIVITIES	0	0	0	0
Total	**9,332**	**28,091**	**24,752**	**25,941**

Notwithstanding the abovementioned amounts, they could suffer variations during the course of the accounting year. In any case, it is not planned to get external financing to cover the investment that may happens.

ANTENA 3 Group future investment policy only stipulate assets replenishment.

VII.2.3 Dividend Policy

The Company does not expect to distribute any dividends in 2003 as a result of the cost restructuring process mentioned in section VII.2.1 above.

The future income distribution policy, which at all events will depend upon the resolution ultimately adopted by the Shareholders' Meeting, will be based on the fulfillment of the Company's forecasts. Thus, the Company's policy will be to distribute an annual dividend that represents at least 30% of the consolidated net income after taxes. Notwithstanding the foregoing, the Company cannot guarantee today that the final distribution of dividends will be in line with the aforementioned dividend policy.

VII.2.4 Financial Structure and Debt

The Company intends to reduce its current debt/equity ratio (41.15% as of June 30, 2003).

VII.2.5. Incentive Plan

As of the date of registration of this Prospectus, the Company intends to implement an executive incentive plan aimed at encouraging the management team to stay at the Company, based on putting the objectives of the persons composing the management team on an equal footing with those of the shareholders of ANTENA 3 TELEVISIÓN. The final design of this plan is currently being prepared and it is expected that it will be submitted to the Board of Directors prior to the end of 2003, on the Shareholders Meeting during 2004.

VII.2.6 Depreciation / Amortization Policy

No changes will be introduced in the Company's policy for the amortization of intangible assets and other rights and the depreciation of tangible fixed assets, which is followed by the companies composing the ANTENA 3 Group.

Madrid, October 17, 2003.

Maurizio Carlotti

EXHIBIT 1

- 2002 FINANCIAL STATEMENTS OF ANTENA 3 TELEVISIÓN WITH THE MANAGEMENT REPORT AND AUDITOR'S REPORT AND;
- 2002 CONSOLIDATED FINANCIAL STATEMENTS OF ANTENA 3 TELEVISIÓN AND ITS SUBSIDIARIES WITH THE MANAGEMENT REPORT AND THE AUDITOR'S REPORT.
- FINANCIAL STATEMENTS OF ANTENA 3 TELEVISIÓN AS OF JUNE 30, 2003 AND THE AUDITOR'S REPORT.
- CONSOLIDATED FINANCIAL STATEMENTS OF ANTENA 3 TELEVISIÓN AND ITS SUBSIDIARIES AS OF JUNE 30, 2003 AND THE AUDITOR'S REPORT.

I, Carmen Rodríguez Martín, Vice-Secretary non-Director of the Board of Directors of Antena 3 de Televisión, S.A., with registered office at San Sebastian de los Reyes (Madrid), Avda. Isla Graciosa s/n, and "C.I.F." (Tax I.D. Code) A-78 839271,

DO HEREBY CERTIFY

ONE. According to the Minute Book the Company, on April 28, 2003, at 19:00h., the Extraordinary General Shareholders' Meeting of ANTENA 3 DE TELEVISION, S.A. assembled on first call, at the registered office of the company, Avda. Isla Graciosa 13, San Sebastián de los Reyes, Madrid.

The Extraordinary General Shareholders' Meeting had been called by the Board of Directors of the Company, the notices of call having being published in Official Gazette of the Commercial Registry no. 70, of April 11, 2003, and in the newspaper CINCO DIAS of the same date, with the contents transcribed below:

ANTENA 3 DE TELEVISIÓN, S.A.

Call for Extraordinary General Shareholders' Meeting

By resolution of the Board of Directors a Extraordinary General Shareholders' Meeting is called, to be held at first call on April 28, 2003, at 19:00h., at the registered office, San Sebastián de los Reyes (Madrid) Avda. Isla Graciosa s/n and, if appropriate, at second call, on April 29, 2003, at the same time and place to deliberate and resolve on the matters included in the following

AGENDA

One. Resolutions on the request for admission to listing on the Spanish Stock Exchanges and on the "Sistema de Interconexión Bursátil" (SIBE – Stock Exchange Interconnection System) of the shares making up the entire capital stock of Antena 3 de Televisión, Sociedad Anónima.

Two. Amendment of articles 5, 7, 9, 10, 12 and 20 of the Bylaws, to adapt their contents to the requirements of the system of listed companies and create a new article 31 bis.

Three. Delegation of authorities to execute, interpret, remedy and implement the resolutions adopted by the General Shareholders' Meeting.

PARTICIPATION OF A NOTARY PUBLIC AT THE GENERAL MEETING.

The Board of Directors has resolved to request the presence of a Notary Public to issue the Minutes of the Meeting, pursuant to article 114 of the Business Corporations Act relating to articles 101 and 103 of the Commercial Registry Regulations.

RIGHT TO INFORMATION

Pursuant to articles 112 and 212 of the Business Corporations Act, it is placed on record that the shareholders of the Company are entitled to examine and obtain at the registered office (or request immediate sending free of charge of) a copy of the documents relating to item two of the agenda to be submitted to the General Meeting for approval, the full text of the proposed resolution and mandatory report justifying the proposed amendments to the bylaws.

REQUIREMENTS TO ATTEND THE GENERAL MEETING

The shareholders holding shares entered on the Stock Register at least five days before the date on which the General Meeting is to be held will be entitled to attend the General Meeting. Shareholders of shares who evidence, in a public document, that the shares have been lawfully acquired from the person appearing as their holder on the Stock Register will also be entitled to attend the General Meeting. Any shareholder entitled to attend may be represented at the General Meeting by any other person, who need not be a shareholder, in the manner and meeting the requirements established in article 106 of the Consolidated Text of the Business Corporations Act.

Note: The General Meeting is intended to be held at first call.

TWO. The General Meeting was presided over by Mr. Luis Blasco Bosque, Chairman of the Board of Directors, Ms. Monica Martín de Vidales Godino, the Secretary of the Board of Directors, acting as the Secretary.

THREE. As forecast and published, the General Meeting was attended by the Notary Public Mr. Emiliano Álvarez de Buitrago, Notary Public of San Sebastián de los Reyes, member of the Notarial Association of

Madrid, who accepted the request made to him for the purpose and drew up the minutes of the General Meeting, which minutes constitute Certificate of Presence at the General Meeting number 1,469 of April 28, 2003.

FOUR. The Chairman of the Extraordinary General Shareholders' Meeting examined the attendance data, furnished by the Company's services, forming the attendance list with the following results, which was read to those present by the Secretary to the Meeting:

- 12 shareholders, holders of voting shares representing 0.3205% of the capital stock, were present in person.
- 15 shareholders, holders of voting shares representing 97.5078% of the capital stock were present by valid proxy.
- Therefore, a total of 27 shareholders, holders of voting shares representing 97.8283% of the capital stock were present at the Meeting in person or by proxy.

For the appropriate purposes, it was placed on record that, after it had been ascertained that there was sufficient quorum for the purpose, the Chairman declared the General Meeting to be validly assembled and the Notary Public asked those present whether any reservations or protests were raised regarding the declarations made by the Chairman relating to the number of partners present and the capital represented, no reservation being made on this specific matter.

FIVE. During the meeting, in all events with the vote in favor of 82.2139% of the capital present or represented at the Meeting and the vote against of 17.7861% of the capital present or represented at the meeting, those present adopted the following

RESOLUTIONS

ONE. Resolutions on the request for admission to listing on the Spanish Stock Exchanges and on the "Sistema de Interconexión Bursátil" (SIBE – Stock Exchange Interconnection System) of the shares making up the entire capital stock of Antena 3 de Televisión, S.A.

a) To request admission to listing on the Madrid, Barcelona, Valencia and Bilbao Stock Exchanges and inclusion in the Sistema de Interconexión Bursátil (SIBE - Stock Exchange Interconnection System) of all the shares in the Company, i.e., 166,668,00 shares, each with a par value of (1) euro, registered and of a single series and class, making up the entire capital stock of Antena 3 de Televisión, S.A, expressly placing on record the submission to the standards that may be in force or passed in future on Stock Exchange matters and, particularly, the requirements established for the contracting for, maintaining of and exclusion from official listing. It was expressly placed on record that, pursuant to article 27 B) of the Official Stock Exchange Regulations and other supplementary provisions, in the event of subsequent request for exclusion from listing, this decision would be adopted with the same formalities as those applied to the resolution for admission, guaranteeing the interests of the shareholders or debenture holders, as the case may be, who oppose or fail to vote in favor of the resolution.

b) To resolve to transform the manner in which the shares are represented, currently by certificates, for them to be represented by book entry, delegating to the Board of Directors the authority to designate the Securities Entity, Company or Broker which, pursuant to the legislation in force (particularly, Royal Decree 11/1992, of February 14) to be responsible for the entry on the books. This resolution would take effect upon compliance with all the formalities established by the legislation in force for the representation of shares by book entry, the representation by certificates to be fully valid until then, delegating to the Board of Directors the required, necessary or advisable authorities for the implementation of this resolution, for which purpose it might adopt all such supplementary decisions as might be appropriate, execute all such public or private documents as might be necessary or advisable and, in general, perform all such acts as might be required, with the express authority for this body to in turn delegate such authority to its Executive Committee or any of the Directors.

THREE. Delegation of authorities to execute, interpret, remedy and implement the resolutions adopted by the General Shareholders' Meeting.

To authorize the Board of Directors upon the fullest terms to perform all such acts and execute all such documents as may be necessary or advisable to commence the internal and external procedure required to begin the process for the admission to listing on the Stock Exchange and for the

performance and satisfactory completion of this resolution, including but not limited to, requesting admission to listing of the shares on the Madrid, Barcelona, Valencia and Bilbao Stock Exchanges, requesting their inclusion on the "Sistema de Interconexión Bursátil", performing all such acts, complying with all such formalities and executing all such public or private documents as may be advisable or required by the applicable legislation, preparing, amending, signing and registering the respective prospectus, and any other document as may be required and resolving on the future amendments or extensions it may deem advisable and, in general, representing the Company before any public and private bodies and entities as may be responsible for the matter or before which it may be necessary to perform any action, expressly authorizing the Board of Directors to delegate the above authorities fully or partly to its Executive Committee or any of its Directors.

In witness whereof, I issue and sign this certificate in San Sebastián de los Reyes, Madrid, on October 7, 2003, countersigned by the Chairman.

COUNTERSIGNED	THE VICE.-SECRETARY AND
THE CHAIRMAN	SECRETARY TO THE MEETING.

4

I, Carmen Rodriguez Martin, Vice-Secretary non-Director of the Board of Directors of Antena 3 de Televisión, S.A., with registered office at San Sebastian de los Reyes (Madrid), Avda. Isla Graciosa s/n, and "C.I.F." (Tax I.D. Code) A-78 839271,

DO HEREBY CERTIFY

ONE. On July 29, 2003, the Board of Directors of ANTENA 3 DE TELEVISIÓN, S.A. assembled having been called by the Vice-Secretary, Ms. Carmen Rodríguez Martín, on the instructions of the Chairman, Mr. José Manuel Lara Bosch, pursuant to the Bylaws.

TWO. The Board of Directors assembled at the registered office, Avda. Isla Graciosa s/n, San Sebastián de los Reyes (Madrid) and all the Directors, set forth below, were present:

Chairman: Mr. José Manuel Lara Bosch

Managing Director: Mr. Maurizio Carlotti

Directors: Mr. José Creuheras Margenat

Mr. José Luis Diaz Hernández

Mr. Marco Drago

Mr. Joan David Grimà Terré

Mr. Ramón Mas Sumalla

Gestora de Medios Audiovisuales Fútbol, S.L., representad by Mr. Eduardo Sanfrutos Gambín

Telefónica Media Internacional de Contenidos, S.A., represented by Mr. Pedro Ramón y Cajal Agüeras

Telefónica Medios de Comunicación, S.A., representad by Mr. Pedro Antonio Martín Marín

RTL Group, S.A., represented by Mr. Thomas Rabe

RTL, Group Communications, S.L., represented by Mr. Nicolás Abel Bellet de Tavernost

Secretary: Ms. Carmen Rodríguez Martin

THREE. At the meeting, the Chairman of the Board, Mr. José Manuel Lara Bosch, acted as the Chairman and the Vice-secretary of the Board, Ms. Carmen Rodriguez Martín, acted as the Secretary.

FOUR. The agenda of the meeting recorded in the notice of call, was as transcribed below:

AGENDA

1. Appointment of the Secretary of the Board of Directors.
2. Filing, analysis and approval, if appropriate, of the Financial Statements of Antena 3 de Televisión, S.A., and its consolidated group, closed at June 30, 2003.
3. Implementation of the resolutions relating to the transformation of the form of representation of the shares the Company, which resolutions were adopted by the Extraordinary General Shareholders' Meeting.
4. Implementation of the resolutions relating to the request for admission to listing, also adopted by the Extraordinary General Shareholders' Meeting .
5. Authorization and conferring of powers of attorney relating to the Public Offer to Sell, which would possibly be performed by Telefónica, S.A
6. Approval of the new text of the Bylaws to be submitted to the General Shareholders' Meeting and of the mandatory legal report of the directors.
7. Approval of the Regulations of the Board of Directors, report and remittance of its text to the General Shareholders' Meeting.

8. Approval of the Internal Code of Conduct for matters relating to the Securities Markets.
9. Approval of the proposed Regulations of the General Shareholders' Meeting.
10. Proposal to the General Shareholders' Meeting of the acquisition of equity stock.
11. Call for Extraordinary General Shareholders' Meeting and establishing of its Agenda.
12. Report issued by the Managing Director.
13. Approval of the Business Plan.
14. Any other business.
15. Reading and approval, if appropriate, of the minutes of the meeting.

FIVE. At the meeting of the Board of Directors those present, in order to implement the resolutions relating to the transformation of the form of representation of the shares in the Company adopted by the Extraordinary General Shareholders' Meeting, unanimously adopted the following resolutions, inter alia, transcribed below from the minutes of the meeting:

FOUR. To request admission to official listing on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges and inclusion on the "Sistema de Interconexión Bursátil " (S.I.B.E. or Continuous Market) of all the shares representing the capital stock of the Company.

In compliance with article 27, section b) of the Stock Exchange Regulations approved by Decree 150'6/1967, of June 30, it is expressly recorded that in the event of future request for exclusion from listing, this decision would be adopted with the same formalities as those applied to the request for admission, guaranteeing the interests of the shareholders or debenture holders, as the case may be, who oppose or fail to vote in favor of the resolution. It was also resolved to expressly declare that the Company was subject to the current or future standards relating to Stock Exchange matters and, particularly, the contracting for, remaining on and exclusion from official listing.

FIVE. To delegate to the Chairman, Mr. José Manuel Lara Bosch and the Managing Director Mr. Maurizio Carlotti, acting jointly and severally, the authorities necessary to formally request, when they deem this appropriate, the admission to listing of all the shares in the Company on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges, and their inclusion on the "Sistema de Interconexión Bursátil", performing for the purpose all such formalities as might be necessary or advisable before the "Comisión Nacional del Mercado de Valores" (CNMV - National Securities Market Commission), the "Sociedades Rectoras de las Bolsas de Valores" (Stock Exchange Councils), the "Sociedad de Bolsas" (Stockbroker Company), the "Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores" (Registration, Clearing and Settlement Systems Managing Company) and any other public or private body, entity or registry, including but not limited to those set forth below:

1. To draw up, sign and file the Prior Notice relating to the request for admission to trading of the shares of the Company on Stock Exchanges before the CNMV and their inclusion on the continuous market and to file all such additional information, supplementary documentation or amendments thereto as may be required by the CNMV and the Company.
2. To draw up, sign and file for verification and registration by the CNMV the Prospectus/Prospectuses, in compliance with Act 24/1988, of July 28, Securities Market Act and Royal Decree 291/192, of March 27, of public offerings to sell securities, assuming liability for their contents and to draw up, sign and file all such additional information and/or supplements thereto as may be required, requesting their verification and registration by the CNMV.
3. To take any steps or actions before the CNMV the "Sociedades Rectoras de las Bolsas de Valores" (Stock Exchange Councils), the "Sociedad de Bolsas" (Stockbroker Company), the "Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores" (Registration, Clearing and Settlement Systems Managing Company) and any other public or private entity to obtain authorization, verification and admission to listing of the shares of Antena 3 de Televisión, S.A.

4. To draw up, sign, execute, remedy and file all such public and private documents as may be necessary for the liquidity of the shares of Antena 3 de Television, S.A. on the Stock Exchanges on which these are traded.
5. To trade, draw up and sign the legal advice, advertising or other service agreements necessary for the effectiveness and completion of the transaction.
6. To draw up and publish all such announcements as may be necessary or advisable for the admission of the shares to listing.
7. In general all such actions as may be necessary or merely advisable for the admission of the shares to listing.

SIX. The minutes of the meeting were unanimously approved at the end of the Meeting of the Board of Directors, held on July 29, 2003 and signed by the Chairman, Mr. Jose Manuel Lara Bosch, and by the Vice-Secretary of the Board and Secretary to the Meeting, Ms. Carmen Rodríguez Martín.

In witness whereof, I issue an sign this certificate in San Sebastian de los Reyes, Madrid, on August 1, 2003, countersigned by the Chairman.

COUNTERSIGNED THE VICE-SECRETARY AND

SECRETARY TO THE MEETING

EXHIBIT 2

CORPORATE RESOLUTIONS

I, Carmen Rodríguez Martín, Vice-Secretary non-Director of the Board of Directors of Antena 3 de Televisión, S.A., with registered office at San Sebastian de los Reyes (Madrid), Avda. Isla Graciosa s/n, and "C.I.F." (Tax I.D. Code) A-78 839271,

DO HEREBY CERTIFY

ONE. On July 29, 2003, the Board of Directors of ANTENA 3 DE TELEVISIÓN, S.A. assembled having been called by the Vice-Secretary, Ms. Carmen Rodríguez Martín, on the instructions of the Chairman, Mr. José Manuel Lara Bosch, pursuant to the Bylaws.

TWO. The Board of Directors assembled at the registered office, Avda. Isla Graciosa s/n, San Sebastián de los Reyes (Madrid) and all the Directors, set forth below, were present:

Chairman: Mr. José Manuel Lara Bosch

Managing Director: Mr. Maurizio Carlotti

Directors: Mr. José Creuheras Margenat

Mr. José Luis Díaz Hernández

Mr. Marco Drago

Mr. Joan David Grimà Terré

Mr. Ramón Mas Sumalla

Gestora de Medios Audiovisuales Fútbol, S.L., representad by Mr. Eduardo Sanfrutos Gambín

Telefónica Media Internacional de Contenidos, S.A., represented by Mr. Pedro Ramón y Cajal Agüeras

Telefónica Medios de Comunicación, S.A., representad by Mr. Pedro Antonio Martín Marín

RTL Group, S.A., represented by Mr. Thomas Rabe

RTL, Group Communications, S.L., represented by Mr. Nicolás Abel Bellet de Tavernost

Secretary: Ms. Carmen Rodríguez Martin

THREE. At the meeting, the Chairman of the Board, Mr. José Manuel Lara Bosch, acted as the Chairman and the Vice-secretary of the Board, Ms. Carmen Rodriguez Martín, acted as the Secretary.

FOUR. The agenda of the meeting recorded in the notice of call, was as transcribed below:

AGENDA

1. Appointment of the Secretary of the Board of Directors.
2. Filing, analysis and approval, if appropriate, of the Financial Statements of Antena 3 de Televisión, S.A., and its consolidated group, closed at June 30, 2003.
3. Implementation of the resolutions relating to the transformation of the form of representation of the shares the Company, which resolutions were adopted by the Extraordinary General Shareholders' Meeting.
4. Implementation of the resolutions relating to the request for admission to listing, also adopted by the Extraordinary General Shareholders' Meeting .
5. Authorization and conferring of powers of attorney relating to the Public Offer to Sell, which would possibly be performed by Telefónica, S.A
6. Approval of the new text of the Bylaws to be submitted to the General Shareholders' Meeting and of the mandatory legal report of the directors.
7. Approval of the Regulations of the Board of Directors, report and remittance of its text to the General Shareholders' Meeting.

Madrid, who accepted the request made to him for the purpose and drew up the minutes of the General Meeting, which minutes constitute Certificate of Presence at the General Meeting number 1,469 of April 28, 2003.

FOUR. The Chairman of the Extraordinary General Shareholders' Meeting examined the attendance data, furnished by the Company's services, forming the attendance list with the following results, which was read to those present by the Secretary to the Meeting:

- 12 shareholders, holders of voting shares representing 0.3205% of the capital stock, were present in person.
- 15 shareholders, holders of voting shares representing 97.5078% of the capital stock were present by valid proxy.
- Therefore, a total of 27 shareholders, holders of voting shares representing 97.8283% of the capital stock were present at the Meeting in person or by proxy.

For the appropriate purposes, it was placed on record that, after it had been ascertained that there was sufficient quorum for the purpose, the Chairman declared the General Meeting to be validly assembled and the Notary Public asked those present whether any reservations or protests were raised regarding the declarations made by the Chairman relating to the number of partners present and the capital represented, no reservation being made on this specific matter.

FIVE. During the meeting, in all events with the vote in favor of 82.2139% of the capital present or represented at the Meeting and the vote against of 17.7861% of the capital present or represented at the meeting, those present adopted the following

RESOLUTIONS

ONE. Resolutions on the request for admission to listing on the Spanish Stock Exchanges and on the "Sistema de Interconexión Bursátil" (SIBE – Stock Exchange Interconnection System) of the shares making up the entire capital stock of Antena 3 de Televisión, S.A.

a) To request admission to listing on the Madrid, Barcelona, Valencia and Bilbao Stock Exchanges and inclusion in the Sistema de Interconexión Bursátil (SIBE - Stock Exchange Interconnection System) of all the shares in the Company, i.e., 166,668,00 shares, each with a par value of (1) euro, registered and of a single series and class, making up the entire capital stock of Antena 3 de Televisión, S.A, expressly placing on record the submission to the standards that may be in force or passed in future on Stock Exchange matters and, particularly, the requirements established for the contracting for, maintaining of and exclusion from official listing. It was expressly placed on record that, pursuant to article 27 B) of the Official Stock Exchange Regulations and other supplementary provisions, in the event of subsequent request for exclusion from listing, this decision would be adopted with the same formalities as those applied to the resolution for admission, guaranteeing the interests of the shareholders or debenture holders, as the case may be, who oppose or fail to vote in favor of the resolution.

b) To resolve to transform the manner in which the shares are represented, currently by certificates, for them to be represented by book entry, delegating to the Board of Directors the authority to designate the Securities Entity, Company or Broker which, pursuant to the legislation in force (particularly, Royal Decree 11/1992, of February 14) to be responsible for the entry on the books. This resolution would take effect upon compliance with all the formalities established by the legislation in force for the representation of shares by book entry, the representation by certificates to be fully valid until then, delegating to the Board of Directors the required, necessary or advisable authorities for the implementation of this resolution, for which purpose it might adopt all such supplementary decisions as might be appropriate, execute all such public or private documents as might be necessary or advisable and, in general, perform all such acts as might be required, with the express authority for this body to in turn delegate such authority to its Executive Committee or any of the Directors.

THREE. Delegation of authorities to execute, interpret, remedy and implement the resolutions adopted by the General Shareholders' Meeting.

To authorize the Board of Directors upon the fullest terms to perform all such acts and execute all such documents as may be necessary or advisable to commence the internal and external procedure required to begin the process for the admission to listing on the Stock Exchange and for the

performance and satisfactory completion of this resolution, including but not limited to, requesting admission to listing of the shares on the Madrid, Barcelona, Valencia and Bilbao Stock Exchanges, requesting their inclusion on the "Sistema de Interconexión Bursátil", performing all such acts, complying with all such formalities and executing all such public or private documents as may be advisable or required by the applicable legislation, preparing, amending, signing and registering the respective prospectus, and any other document as may be required and resolving on the future amendments or extensions it may deem advisable and, in general, representing the Company before any public and private bodies and entities as may be responsible for the matter or before which it may be necessary to perform any action, expressly authorizing the Board of Directors to delegate the above authorities fully or partly to its Executive Committee or any of its Directors.

In witness whereof, I issue and sign this certificate in San Sebastián de los Reyes, Madrid, on October 7, 2003, countersigned by the Chairman.

COUNTERSIGNED

THE CHAIRMAN

THE VICE.-SECRETARY AND

SECRETARY TO THE MEETING.

I, Carmen Rodríguez Martín, Vice-Secretary non-Director of the Board of Directors of Antena 3 de Televisión, S.A., with registered office at San Sebastian de los Reyes (Madrid), Avda. Isla Graciosa s/n, and "C.I.F." (Tax I.D. Code) A-78 839271,

DO HEREBY CERTIFY

ONE. According to the Minute Book the Company, on April 28, 2003, at 19:00h., the Extraordinary General Shareholders' Meeting of ANTENA 3 DE TELEVISION, S.A. assembled on first call, at the registered office of the company, Avda. Isla Graciosa 13, San Sebastián de los Reyes, Madrid.

The Extraordinary General Shareholders' Meeting had been called by the Board of Directors of the Company, the notices of call having being published in Official Gazette of the Commercial Registry no. 70, of April 11, 2003, and in the newspaper CINCO DIAS of the same date, with the contents transcribed below:

ANTENA 3 DE TELEVISIÓN, S.A.

Call for Extraordinary General Shareholders' Meeting

By resolution of the Board of Directors a Extraordinary General Shareholders' Meeting is called, to be held at first call on April 28, 2003, at 19:00h., at the registered office, San Sebastián de los Reyes (Madrid) Avda. Isla Graciosa s/n and, if appropriate, at second call, on April 29, 2003, at the same time and place to deliberate and resolve on the matters included in the following

AGENDA

One. Resolutions on the request for admission to listing on the Spanish Stock Exchanges and on the "Sistema de Interconexión Bursátil" (SIBE – Stock Exchange Interconnection System) of the shares making up the entire capital stock of Antena 3 de Televisión, Sociedad Anónima.

Two. Amendment of articles 5, 7, 9, 10, 12 and 20 of the Bylaws, to adapt their contents to the requirements of the system of listed companies and create a new article 31 bis.

Three. Delegation of authorities to execute, interpret, remedy and implement the resolutions adopted by the General Shareholders' Meeting.

PARTICIPATION OF A NOTARY PUBLIC AT THE GENERAL MEETING.

The Board of Directors has resolved to request the presence of a Notary Public to issue the Minutes of the Meeting, pursuant to article 114 of the Business Corporations Act relating to articles 101 and 103 of the Commercial Registry Regulations.

RIGHT TO INFORMATION

Pursuant to articles 112 and 212 of the Business Corporations Act, it is placed on record that the shareholders of the Company are entitled to examine and obtain at the registered office (or request immediate sending free of charge of) a copy of the documents relating to item two of the agenda to be submitted to the General Meeting for approval, the full text of the proposed resolution and mandatory report justifying the proposed amendments to the bylaws.

REQUIREMENTS TO ATTEND THE GENERAL MEETING

The shareholders holding shares entered on the Stock Register at least five days before the date on which the General Meeting is to be held will be entitled to attend the General Meeting. Shareholders of shares who evidence, in a public document, that the shares have been lawfully acquired from the person appearing as their holder on the Stock Register will also be entitled to attend the General Meeting. Any shareholder entitled to attend may be represented at the General Meeting by any other person, who need not be a shareholder, in the manner and meeting the requirements established in article 106 of the Consolidated Text of the Business Corporations Act.

Note: The General Meeting is intended to be held at first call.

TWO. The General Meeting was presided over by Mr. Luis Blasco Bosque, Chairman of the Board of Directors, Ms. Monica Martín de Vidales Godino, the Secretary of the Board of Directors, acting as the Secretary.

THREE. As forecast and published, the General Meeting was attended by the Notary Public Mr. Emiliano Álvarez de Buitrago, Notary Public of San Sebastián de los Reyes, member of the Notarial Association of

8. Approval of the Internal Code of Conduct for matters relating to the Securities Markets.
9. Approval of the proposed Regulations of the General Shareholders' Meeting.
10. Proposal to the General Shareholders' Meeting of the acquisition of equity stock.
11. Call for Extraordinary General Shareholders' Meeting and establishing of its Agenda.
12. Report issued by the Managing Director.
13. Approval of the Business Plan.
14. Any other business.
15. Reading and approval, if appropriate, of the minutes of the meeting.

FIVE. At the meeting of the Board of Directors those present, in order to implement the resolutions relating to the transformation of the form of representation of the shares in the Company adopted by the Extraordinary General Shareholders' Meeting, unanimously adopted the following resolutions, inter alia, transcribed below from the minutes of the meeting:

> FOUR. To request admission to official listing on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges and inclusion on the "Sistema de Interconexión Bursátil " (S.I.B.E. or Continuous Market) of all the shares representing the capital stock of the Company.
>
> In compliance with article 27, section b) of the Stock Exchange Regulations approved by Decree 150'6/1967, of June 30, it is expressly recorded that in the event of future request for exclusion from listing, this decision would be adopted with the same formalities as those applied to the request for admission, guaranteeing the interests of the shareholders or debenture holders, as the case may be, who oppose or fail to vote in favor of the resolution. It was also resolved to expressly declare that the Company was subject to the current or future standards relating to Stock Exchange matters and, particularly, the contracting for, remaining on and exclusion from official listing.
>
> FIVE. To delegate to the Chairman, Mr. José Manuel Lara Bosch and the Managing Director Mr. Maurizio Carlotti, acting jointly and severally, the authorities necessary to formally request, when they deem this appropriate, the admission to listing of all the shares in the Company on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges, and their inclusion on the "Sistema de Interconexión Bursátil", performing for the purpose all such formalities as might be necessary or advisable before the "Comisión Nacional del Mercado de Valores" (CNMV - National Securities Market Commission), the "Sociedades Rectoras de las Bolsas de Valores" (Stock Exchange Councils), the "Sociedad de Bolsas" (Stockbroker Company), the "Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores" (Registration, Clearing and Settlement Systems Managing Company) and any other public or private body, entity or registry, including but not limited to those set forth below:
>
> 1. To draw up, sign and file the Prior Notice relating to the request for admission to trading of the shares of the Company on Stock Exchanges before the CNMV and their inclusion on the continuous market and to file all such additional information, supplementary documentation or amendments thereto as may be required by the CNMV and the Company.
> 2. To draw up, sign and file for verification and registration by the CNMV the Prospectus/Prospectuses, in compliance with Act 24/1988, of July 28, Securities Market Act and Royal Decree 291/192, of March 27, of public offerings to sell securities, assuming liability for their contents and to draw up, sign and file all such additional information and/or supplements thereto as may be required, requesting their verification and registration by the CNMV.
> 3. To take any steps or actions before the CNMV the "Sociedades Rectoras de las Bolsas de Valores" (Stock Exchange Councils), the "Sociedad de Bolsas" (Stockbroker Company), the "Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores" (Registration, Clearing and Settlement Systems Managing Company) and any other public or private entity to obtain authorization, verification and admission to listing of the shares of Antena 3 de Televisión, S.A.

4. To draw up, sign, execute, remedy and file all such public and private documents as may be necessary for the liquidity of the shares of Antena 3 de Television, S.A. on the Stock Exchanges on which these are traded.
5. To trade, draw up and sign the legal advice, advertising or other service agreements necessary for the effectiveness and completion of the transaction.
6. To draw up and publish all such announcements as may be necessary or advisable for the admission of the shares to listing.
7. In general all such actions as may be necessary or merely advisable for the admission of the shares to listing.

SIX. The minutes of the meeting were unanimously approved at the end of the Meeting of the Board of Directors, held on July 29, 2003 and signed by the Chairman, Mr. Jose Manuel Lara Bosch, and by the Vice-Secretary of the Board and Secretary to the Meeting, Ms. Carmen Rodríguez Martín.

In witness whereof, I issue an sign this certificate in San Sebastian de los Reyes, Madrid, on August 1, 2003, countersigned by the Chairman.

COUNTERSIGNED THE VICE-SECRETARY AND

SECRETARY TO THE MEETING

EXHIBIT 3

CERTIFICATE ISSUED BY THE COMPANY'S AUDITOR STATING THAT SUFFICIENT INCOME HAS BEEN OBTAINED

October 13, 2003

COMISIÓN NACIONAL DEL MERCADO DE VALORES
Paseo de la Castellana, 19
28046 Madrid

Dear Sirs,

In connection with the request for admission to listing on the Stock exchanges of Madrid, Barcelona, Valencia and Bilbao of the shares in ANTENA 3 DE TELEVISION, S.A., (hereinafter the Company) and their integration in the "Sistema de Interconexión Bursátil" (SIBE – Stock Exchange Interconnection System or Continuous Market), upon request by the Company, we hereby confirm that, according to the annual accounts of ANTENA 3 DE TELEVISION, S.A., which we have audited, for the fiscal years closed at December 31, 1998,1999, 2000, 2001 and 2002, the profits obtained in three non-consecutive fiscal years in said five-year period would have been sufficient to distribute dividend equal to at least 6% of the paid capital after providing for the taxes on profits and mandatory or obligatory reservations to which it is obliged.

This letter has been issued only and exclusively for the purposes of the request made by the "Commisión Nacional de Mercado de Valores" (National Securities Market Commission) within the procedure for the admission to listing of the ordinary shares in ANTENA 3 DE TELEVISION, S.A., and should therefore be used for no other purpose.

Yours sincerely,

DELOITTE & TOUCHE ESPAÑA, S.L.
Registered with the "R.O.A.C" (Official Registry of Auditors of Accounts) with no. S0692

Manuel Terme

cc: ANTENA 3 DE TELEVISION, S.A.

EXHIBIT 4

CONSOLIDATED BALANCE SHEET AND PROFIT AND LOSS ACCOUNT OF ANTENA 3 TELEVISIÓN AND ITS SUBSIDIARIES AS OF DECEMBER 31, 1998; 1999; 2000; 2001 AND 2002

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 23). In the event of a discrepancy, the Spanish-language version prevails.

ANTENA 3 DE TELEVISIÓN, S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2002 AND 2001

(Thousands of Euros)

ASSETS	2002	2001
FIXED AND OTHER NONCURRENT ASSETS:		
Start-up expenses (Note 4-c)	21.678	1.431
Intangible assets (Note 6)	15.323	14.551
Tangible fixed assets (Note 7)-	137.412	127.106
Land and structures	64.226	60.907
Plant	149.280	117.144
Other tangible fixed assets	50.609	39.090
Accumulated depreciation	(126.703)	(90.035)
Long-term investments (Note 8)	21.448	12.418
Parent Company shares	2.933	2.933
Prepaid taxes (Note 17)	7.183	5.498
Total fixed and other noncurrent assets	205.976	163.937
CONSOLIDATION GOODWILL (Note 5)	144.743	24.913
DEFERRED CHARGES	1.847	12
CURRENT ASSETS:		
Inventories (Note 9)-	304.950	317.568
Program rights	246.083	244.737
Consumables and other inventories	11.425	11.525
Advances to suppliers	47.442	61.306
Accounts receivable-	221.158	195.003
Trade receivables (Note 10)	185.956	164.797
Receivable from Group, associated and related companies (Note 11)	14.160	22.721
Taxes receivable (Note 17)	30.100	12.257
Sundry accounts receivable	11.575	10.143
Allowance for bad debts (Note 19)	(20.633)	(14.915)
Short-term investments	28.220	27.689
Cash	7.471	23.805
Accrual accounts	3.535	3.827
Total current assets	565.334	567.892
TOTAL ASSETS	917.900	756.754

SHAREHOLDERS' EQUITY AND LIABILITIES	2002	2001
SHAREHOLDERS' EQUITY (Note 12):		
Capital stock	166.668	166.668
Legal reserve	33.334	33.334
Other reserves	277.026	257.437
Reserve for treasury stock	2.933	2.933
Reserves at fully consolidated companies	(775)	(8.804)
Retained earnings	9.366	9.366
Translation differences	(669)	187
Income (Loss) attributable to the Parent Company-	(30.037)	48.053
Consolidated income (loss)	(29.907)	48.005
Income (Loss) attributed to minority interests	(130)	48
Total shareholders' equity	457.846	509.174
MINORITY INTERESTS (Note 13)	1.989	1.745
DEFERRED REVENUES	-	1
PROVISIONS FOR CONTINGENCIES AND EXPENSES	18	282
LONG-TERM DEBT:		
Payable to credit institutions (Note 14)	128.721	3.062
Other payables	744	1.604
Payable to Group, associated and related companies (Note 11)	3.999	5.381
Capital payments payable (Note 8)	120	120
Total long-term debt	133.583	10.167
CURRENT LIABILITIES:		
Payable to credit institutions (Note 14)	21.724	2.645
Trade accounts payable (Note 15)	168.106	151.436
Payable to Group, associated and related companies (Note 11)	45.769	12.066
Customer advances	2.090	2.664
Taxes payable (Note 17)	12.304	10.238
Other nontrade payables	10.285	15.278
Other provisions (Note 16)	63.469	39.559
Accrual accounts	717	1.499
Total current liabilities	324.464	235.385
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	917.900	756.754

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 23). In the event of a discrepancy, the Spanish-language version prevails.

ANTENA 3 DE TELEVISIÓN, S.A. AND SUBSIDIARIES

2002 AND 2001 CONSOLIDATED STATEMENTS OF OPERATIONS

(Thousands of Euros)

DEBIT	2002	2001	CREDIT	2002	2001
EXPENSES:			**REVENUES:**		
Program amortization and other supplies (Note 20)	308.627	232.256	Net revenues (Note 20)-		
Personnel expenses (Note 20)	141.123	118.399	Sales	697.890	644.928
Depreciation and amortization expense	28.131	20.967	Sales discounts	(61.202)	(60.562)
Variation in operating allowances	6.050	3.541		636.688	584.366
Rent and fees (Note 20)	40.335	25.766			
Other current operating expenses (Note 20)	130.291	146.272	Increase in merchandise inventories	-	530
Taxes other than income tax	1.263	3.088	Other revenues	33.964	51.182
	655.820	550.289		670.652	636.078
Operating income	**14.832**	**85.789**			
Financial and similar expenses	7.449	2.510	Interest and similar revenues	2.176	2.659
Exchange losses	29	2.733	Exchange gains	1.137	10
	7.478	5.243		3.313	2.669
			Financial loss	**4.165**	**2.574**
Amortization of goodwill	14.568	7.881			
Income from ordinary activities	-	**75.334**	**Loss on ordinary activities**	**3.901**	-
Losses on intangible assets and tangible fixed assets	1.628	629			
Variation in investment valuation allowances (Note 8)	1.650	1.453	Gains on intangible assets and tangible fixed assets	247	4.611
Prior years' extraordinary expenses and losses	45.041	21.787	Extraordinary revenues	6.476	5.627
	48.319	23.869		6.723	10.238
			Extraordinary loss	**41.596**	**13.631**
Consolidated income before taxes	-	**61.703**	**Consolidated loss before taxes**	**45.497**	-
Corporate income tax (Note 17)	(15.590)	13.698			
Consolidated income for the year	-	**48.005**	**Consolidated loss for the year**	**29.907**	-
Income attributed to minority interests	130	-	**Loss attributed to minority interests**	-	48
Income for the year attributed to the Parent Company	-	**48.053**	**Loss for the year attributed to the Parent Company**	**30.037**	-

Translation of a report and consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 24). In the event of a discrepancy, the Spanish-language version prevails.

ANTENA 3 DE TELEVISIÓN, S.A. AND DEPENDENT COMPANIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2001 AND 2000

(Euros)

ASSETS	2001	2000
FIXED AND OTHER NONCURRENT ASSETS:		
Start-up expenses	1.431.172	1.092.129
Intangible assets (Note 6)	14.551.459	9.386.114
Tangible fixed assets (Note 7)-	127.106.692	128.328.791
Land and structures	60.907.372	59.347.379
Technical installations	117.143.949	101.210.998
Other tangible fixed assets	39.090.452	40.885.303
Accumulated depreciation	-90.035.081	-73.114.889
Long-term financial investments (Note 8)	12.418.130	6.593.415
Shares of the Controlling Company (Note 12)	2.932.813	2.932.813
Prepaid taxes (Note 18)	5.497.908	7.440.265
Total fixed and other noncurrent assets	163.938.174	155.773.527
GOODWILL IN CONSOLIDATION (Note 5)	24.912.607	30.400.250
DEFERRED CHARGES	12.663	10.055
CURRENT ASSETS:		
Inventories (Note 9)-	317.568.095	303.156.101
Program rights	244.737.064	236.860.999
Consumables and other inventories	11.525.176	13.958.133
Advances to suppliers	61.305.855	52.336.969
Accounts receivable-	193.808.537	210.406.350
Customer receivables (Note 10)	164.797.182	187.690.088
Receivable from Group, associated and related companies (Note 11)	22.720.878	13.222.290
Tax receivables (Note 18)	10.862.386	15.013.559
Sundry accounts receivable	10.143.444	7.357.662
Allowance for bad debts	-14.915.353	-12.877.249
Short-term financial investments	27.689.048	18.175.790
Cash	23.805.050	13.205.690
Accrual accounts	3.628.193	7.503.981
Total current assets	566.496.923	552.447.892
TOTAL ASSETS	755.360.367	738.631.724

SHAREHOLDERS' EQUITY AND LIABILITIES	2001	2000
SHAREHOLDERS' EQUITY (Note 12):		
Capital stock	166.668.000	166.668.000
Legal reserve	33.333.598	23.090.404
Reserve for treasury stock	2.932.813	2.932.813
Other reserves	257.436.503	139.201.634
Reserves at companies consolidated by the global integration method	-8.804.088	-3.230.326
Unallocated earnings	9.366.233	9.366.233
Translation differences	187.552	345.991
Income attributed to the Controlling Company-	48.052.498	123.243.668
Consolidated income	48.004.970	123.310.519
Income (Loss) for the year attributed to minority interests	47.528	-66.851
Total shareholders' equity	509.173.109	461.618.417
MINORITY INTERESTS (Note 13)	1.745.117	877.033
DEFERRED REVENUES	1.316	29.299
PROVISIONS FOR CONTINGENCIES AND EXPENSES	282.259	-
LONG-TERM DEBT:		
Payable to credit entities (Note 14)	3.061.940	67.263
Other accounts payable (Note 15)	1.604.438	2.924.669
Long-term payables to Group and associated companies (Note 11)	5.380.861	618.484
Uncalled capital payments payable (Note 8)	120.004	390.460
Total long-term debt	10.167.243	4.000.896
CURRENT LIABILITIES:		
Payable to credit entities (Note 14)	2.645.439	19.648.456
Trade accounts payable (Note 16)	151.435.758	182.724.995
Payable to Group, associated and related companies (Note 11)	12.065.685	15.536.037
Customer advances	2.663.877	808.847
Accrued taxes payable (Note 18)	8.843.311	16.913.106
Compensation payable	10.016.594	2.234.996
Other nontrade payables	5.262.198	2.565.174
Other provisions (Note 17)	39.558.749	28.829.613
Accrual accounts	1.499.712	2.844.855
Total current liabilities	233.991.323	272.106.079
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	755.360.367	738.631.724

The accompanying Notes 1 to 24 are an integral part of the consolidated balance sheet as of December 31, 2001

Translation of a report and consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 24). In the event of a discrepancy, the Spanish-language version prevails.

ANTENA 3 DE TELEVISIÓN, S.A. AND DEPENDENT COMPANIES

2001 AND 2000 CONSOLIDATED STATEMENTS OF INCOME

(Euros)

DEBIT	2001	2000	CREDIT	2001	2000
EXPENSES:			**REVENUES:**		
Program amortization and other supplies (Note 21)	232.256.272	280.135.023	Net revenues (Note 21)-		
Personnel expenses (Note 21)	118.399.120	105.831.127	Sales	644.927.566	720.023.187
Period depreciation and amortization	20.967.113	16.791.996	Sales discounts	-60.562.343	-52.741.000
Variation in operating provisions	3.540.634	1.057.541		584.365.223	667.282.187
Rent and royalties (Note 21)	25.766.032	27.672.237			
Other current operating expenses (Note 21)	146.272.451	90.865.854	Increase in commercial product inventories	530.129	2.636.418
Taxes other than income tax	3.088.252	662.418	Other revenues	51.182.179	33.362.855
	550.289.874	523.016.196		636.077.531	703.281.460
Operating income	85.787.657	180.265.264			
Financial and similar expenses	2.510.301	3.209.531	Interest and similar revenues	2.659.112	1.451.715
Exchange losses	2.733.451	3.449	Exchange gains	10.313	579.532
	5.243.752	3.212.980		2.669.425	2.031.247
			Financial loss	2.574.327	1.181.733
Amortization of goodwill	7.881.132	3.473.604			
Income from ordinary activities	75.332.198	175.609.927			
Losses on intangible assets and tangible fixed assets	628.557	364.183	Gains on intangible assets, tangible fixed assets and control		
Variation in control portfolio provisions (Note 8)	1.452.640	3.706.490	portfolio	4.611.217	329.421
Extraordinary expenses (Note 21)	21.786.545	11.709.194	Extraordinary revenues (Note 21)	5.627.096	15.215.637
	23.867.742	15.779.867		10.238.313	15.545.058
			Extraordinary loss	13.629.429	234.809
Consolidated income before taxes	61.702.769	175.375.118			
Corporate income tax (Note 18)	13.697.799	52.064.597			
Consolidated income for the year	48.004.970	123.310.521			
Income (Loss) for the year attributed to minority interests	47.528	-66.851			
Income for the year attributed to the Controlling Company	48.052.498	123.243.670			

Translation of a report and consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 24). In the event of a discrepancy, the Spanish-language version prevails.

ANTENA 3 DE TELEVISIÓN, S.A. AND DEPENDENT COMPANIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2000 AND 1999

(Currency - Thousands of Spanish Pesetas)

ASSETS	2000	1999	SHAREHOLDERS' EQUITY AND LIABILITIES	2000	1999
FIXED AND OTHER NONCURRENT ASSETS:			SHAREHOLDERS' EQUITY (Note 12):		
Start-up expenses	181.715	266.655	Capital stock	27.731.222	27.731.222
Intangible assets (Note 6)	1.561.718	1.082.679	Legal reserve	3.841.919	1.830.689
Tangible fixed assets (Note 7)-	21.352.114	18.625.602	Reserve for treasury stock	487.979	487.979
Land and structures	9.874.573	8.916.887	Other reserves	23.161.203	8.708.712
Technical installations	16.840.093	14.706.104	Reserves at companies consolidated by the global		
Other tangible fixed assets	6.802.742	4.957.682	integration method	(537.481)	(1.312.549)
Accumulated depreciation	(12.165.294)	(9.955.071)	Prior years' losses	-	(3.648.582)
Long-term financial investments (Note 8)	1.097.052	863.153	Unallocated earnings	1.558.410	1.558.410
Shares of the Controlling Company (Note 12)	487.979	487.979	Translation differences	57.568	49.619
Prepaid taxes (Note 18)	1.237.956	2.801.983	Income attributed to the Controlling Company	20.506.021	20.887.371
Total fixed and other noncurrent assets	25.918.534	24.128.051	Consolidated income	20.517.144	20.876.070
			Loss attributed to minority interests	(11.123)	11.301
			Total shareholders' equity	76.806.841	58.292.871
			MINORITY INTERESTS (Note 13)	145.926	150.445
GOODWILL (Note 5)	5.058.176	2.385.883			
			DEFERRED REVENUES	4.875	12.575
			PROVISIONS FOR CONTINGENCIES AND		
			EXPENSES	-	3.147.474
DEFERRED CHARGES	1.673	8.779	LONG-TERM DEBT:		
			Payable to credit entities (Note 14)	11.195	2.236.763
			Other accounts payable (Note 15)	486.624	128.336
			Long-term payables to Group and associated companies (Note 11)	102.907	143.300
CURRENT ASSETS:			Capital payments payable (Note 8)	64.967	17.500
Inventories (Note 9)-	50.440.931	38.878.596	Total long-term debt	665.693	2.525.899
Program rights	39.410.354	31.887.835			
Consumables and other inventories	2.322.438	1.911.514	CURRENT LIABILITIES:		
Advances to suppliers	8.708.139	5.079.247	Payable to credit entities (Note 14)	3.269.228	6.126.715
Accounts receivable-	35.008.671	33.419.972	Trade accounts payable (Note 16)	30.402.881	23.705.937
Customer receivables (Note 10)	31.229.003	29.337.889	Payable to Group and associated companies (Note 11)	2.584.979	707.395
Receivable from Group and associated companies (Note 11)	2.200.004	542.373	Customer advances	134.582	346.585
Tax receivables (Note 18)	2.498.046	4.525.686	Accrued taxes payable (Note 18)	2.814.104	1.781.203
Sundry accounts receivable	1.224.212	1.045.347	Compensation payable	371.872	371.079
Allowance for bad debts	(2.142.594)	(2.031.323)	Other nontrade payables	426.809	109.682
	3.024.197	-			
Cash	2.197.242	783.412	Other provisions (Note 17)	4.796.844	4.623.886
Accrual accounts	1.248.554	959.882	Accrual accounts	473.344	662.829
Total current assets	91.919.595	74.041.862	Total current liabilities	45.274.643	38.435.311
TOTAL ASSETS	122.897.978	100.564.575	TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	122.897.978	100.564.575

Translation of a report and consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 24). In the event of a discrepancy, the Spanish-language version prevails.

ANTENA 3 DE TELEVISIÓN, S.A. AND DEPENDENT COMPANIES

2000 AND 1999 CONSOLIDATED STATEMENTS OF INCOME

(Currency - Thousands of Spanish Pesetas)

DEBIT	2000	1999	CREDIT	2000	1999
EXPENSES:			**REVENUES:**		
Decrease in commercial product inventories		-	Net revenues (Note 21)-		
Program amortization and other supplies (Note 21)	46.610.546	34.656.373	Sales	119.801.778	103.554.957
Personnel expenses (Note 21)	17.608.818	15.080.942	Sales discounts	(8.775.364)	(7.454.893)
Period depreciation and amortization	2.793.953	2.052.129		111.026.414	96.100.064
Variation in operating provisions	175.960	(129.753)	Increase in commercial product inventories	438.663	25.648
Rent and royalties (Note 21)	4.604.273	5.598.979	Other revenues (Note 21)	5.551.112	4.022.975
Other current operating expenses (Note 21)	15.118.806	14.585.087			
Taxes other than income tax	110.217	53.349			
	87.022.573	71.897.106		117.016.189	100.148.687
Operating income	29.993.616	28.251.581			
Financial and similar expenses	534.021	1.054.910	Interest and similar revenues	241.545	306.910
Exchange losses	574	820.182	Exchange gains	96.426	261.953
	534.595	1.875.092		337.971	568.863
			Financial loss	196.624	(568.863)
Amortization of goodwill	577.959	374.185			
Income from ordinary activities	29.219.033	26.571.167			
Losses on intangible assets and tangible fixed assets	60.595	102.861			
Variation in control portfolio provisions (Note 8)	616.708	270.302	Gains on intangible assets and tangible fixed assets	54.811	12.030
Variation in provisions for treasury stock		-	Prior years' income	-	-
Prior years' extraordinary expenses and losses (Notes 21)	1.948.246	3.386.274	Extraordinary revenues (Note 21)	2.531.669	1.660.425
	2.625.549	3.759.437		2.586.480	1.672.455
			Extraordinary loss	39.069	2.086.982
Consolidated income before taxes	29.179.964	24.484.185			
Corporate income tax (Note 18)	8.662.820	3.608.115			
Consolidated income for the year	20.517.144	20.876.070			
Loss attributed to minority interests	(11.123)	11.301			
Income for the year attributed to the Controlling Company	20.506.021	20.887.371			

16

Translation of a report and consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 25). In the event of a discrepancy, the Spanish-language version prevails.

ANTENA 3 DE TELEVISIÓN, S.A. AND DEPENDENT COMPANIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 1999 AND 1998

(Currency - Thousands of Spanish Pesetas)

ASSETS	1999	1998
FIXED AND OTHER NONCURRENT ASSETS:		
Start-up expenses	266,655	213,974
Intangible assets (Note 6)	1,082,679	843,109
Tangible fixed assets (Note 7)-	18,625,602	16,646,971
Land and structures	8,916,887	10,155,134
Technical installations	14,706,104	11,127,135
Other tangible fixed assets	4,957,682	3,527,318
Accumulated depreciation	(9,955,071)	(8,162,616)
Long-term financial investments (Note 8)	863,153	288,040
Shares of the Controlling Company (Note 12)	487,979	344,975
Prepaid taxes (Note 18)	2,801,983	3,978,126
Total fixed and other noncurrent assets	24,128,051	22,315,195
GOODWILL (Note 5)	2,385,883	97,987
DEFERRED CHARGES	8,779	281
CURRENT ASSETS:		
Inventories (Note 9)-	38,878,596	36,113,884
Program rights	31,887,835	29,245,668
Consumables and other inventories	1,911,514	2,367,518
Advances to suppliers	5,079,247	4,500,698
Accounts receivable-	33,419,972	23,609,566
Customer receivables (Note 10)	29,337,889	22,686,072
Receivable from Group and associated companies (Note 11)	542,373	316,988
Tax receivables (Note 18)	4,525,686	1,472,656
Sundry accounts receivable	1,045,347	1,272,412
Allowance for bad debts	(2,031,323)	(2,138,562)
Cash	783,412	5,626,816
Accrual accounts	959,882	185,164
Total current assets	74,041,862	65,535,430
TOTAL ASSETS	100,564,575	87,948,893

SHAREHOLDERS' EQUITY AND LIABILITIES	1999	1998
SHAREHOLDERS' EQUITY (Note 12):		
Capital stock	27,731,222	27,778,000
Legal reserve	1,830,689	516,363
Reserve for treasury stock	487,979	344,975
Other reserves	8,708,712	
Reserves at companies consolidated by the global integration method	(1,312,549)	(225,203)
Prior years' losses	(3,648,582)	(3,648,582)
Unallocated earnings	1,558,410	1,701,414
Translation differences	49,619	39,188
Income attributed to the Controlling Company	20,887,371	12,060,519
Consolidated income	20,876,070	12,055,280
Loss attributed to minority interests	11,301	5,239
Total shareholders' equity	56,292,871	38,566,674
MINORITY INTERESTS (Note 13)	150,445	942
DEFERRED REVENUES	12,575	20,244
PROVISIONS FOR CONTINGENCIES AND EXPENSES (Note 4-m)	3,147,474	4,250,000
LONG-TERM DEBT:		
Payable to credit entities (Note 14)	2,236,763	11,778,000
Other accounts payable (Note 8)	128,336	349,423
Long-term payables to Group and associated companies (Note 11)	143,300	-
Capital payments payable (Note 8)	17,500	25,375
Total long-term debt	2,525,899	12,152,798
CURRENT LIABILITIES:		
Payable to credit entities (Note 14)	6,126,715	11,993,937
Trade accounts payable (Note 15)	23,705,937	13,745,527
Payable to Group and associated companies (Note 11)	707,395	147,011
Customer advances (Note 16)	346,585	277,817
Accrued taxes payable (Note 18)	1,781,203	3,027,927
Compensation payable	371,079	256,332
Other nontrade payables	109,682	91,770
Other provisions (Note 17)	4,623,886	3,417,914
Accrual accounts	662,829	-
Total current liabilities	38,435,311	32,958,235
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	100,564,575	87,948,893

17

Translation of a report and consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 25). In the event of a discrepancy, the Spanish-language version prevails.

ANTENA 3 DE TELEVISIÓN, S.A. AND DEPENDENT COMPANIES

1999 AND 1998 CONSOLIDATED STATEMENTS OF INCOME

(Currency - Thousands of Spanish Pesetas)

DEBIT	1,999	1,998
EXPENSES:		
Decrease in commercial product inventories	-	1,417
Program amortization and other supplies (Note 21)	34,656,373	27,321,703
Personnel expenses (Note 21)	15,080,942	12,248,845
Period depreciation and amortization	2,052,129	1,538,940
Variation in operating provisions	(129,753)	342,540
Rent and royalties (Note 21)	5,598,979	4,855,386
Other current operating expenses (Note 21)	14,585,087	11,448,067
Taxes other than income tax	53,349	49,710
	71,897,106	57,806,608
Operating income	28,251,581	20,048,421
Financial and similar expenses	1,054,910	2,321,175
Exchange losses	820,182	1,219
	1,875,092	2,322,394
Amortization of goodwill	374,185	
Income from ordinary activities	26,571,167	17,980,039
Losses on intangible assets and tangible fixed assets	102,861	221,015
Variation in control portfolio provisions (Note 8)	270,302	546,828
Variation in provisions for treasury stock	-	103,383
Prior years' extraordinary expenses and losses (Notes 4-m and 21-h)	3,386,274	10,604,396
	3,759,437	11,475,622
Consolidated income before taxes	24,484,185	14,969,850
Corporate income tax (Note 18)	3,608,115	2,914,570
Consolidated income for the year	20,876,070	12,055,280
Loss attributed to minority interests	11,301	5,239
Income for the year attributed to the Controlling Company	20,887,371	12,060,519

CREDIT	1999	1998
REVENUES:		
Net revenues (Note 21)-		
Sales	103,554,957	83,260,747
Sales discounts	(7,454,893)	(8,309,660)
	96,100,064	74,951,087
Increase in commercial product inventories	25,648	90,790
Other revenues (Note 21)	4,022,975	2,813,152
	100,148,687	77,855,029
Interest and similar revenues	306,910	105,086
Exchange gains	261,953	148,926
	568,863	254,012
Financial loss	1,306,229	2,068,382
Gains on intangible assets and tangible fixed assets	12,030	235,488
Prior years' income	-	7,440
Extraordinary revenues (Note 21-i)	1,660,425	8,222,505
	1,672,455	8,465,433
Extraordinary loss	2,086,982	3,010,189

18

On August 29, 2003, the Board of Directors of Antena 3 de Televisión, S.A. resolved to prepare the financial statements as of June 30, 2003 of Antena 3 de Televisión, S.A. contained in this document, which are signed below by the directors in proof of conformity:

José Manuel Lara Bosch

Maurizio Carlotti

José Creuheras Margenat

José Luis Díaz Fernández

Marco Drago

Gestora de Medios Audiovisuales de Fútbol, S.L.
Represented by Eduardo Sanfrutos Gambín

Joan David Grimà Terré

Ramón Mas Sumalla

RTL Group Communications, S.L.
Represented by Nicolás Abel Bellet de Travernost

RTL Group, S.A.
Represented by Thomas Rabe

Telefónica Media Internacional de Contenidos, S.A.
Represented by Pedro Ramón y Cajal Agüeras

Telefónica Medios de Comunicación, S.A.
Represented by Pedro Antonio Martín Marín

Antena 3 de Televisión, S.A. and Subsidiaries

Auditors' Report

Consolidated Financial Statements as of June 30, 2003

3

Translation of a report originally issued in Spanish based on our work performed in accordance with generally accepted auditing standards in Spain. In the event of a discrepancy, the Spanish-language version prevails.

AUDITORS' REPORT ON INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors of
ANTENA 3 DE TELEVISIÓN, S.A.

1. We have audited the interim consolidated financial statements of ANTENA 3 DE TELEVISIÓN, S.A. AND SUBSIDIARIES as of June 30, 2003, comprising the consolidated balance sheet as of June 30, 2003, and the related consolidated statement of operations and notes to consolidated financial statements for the six-month period ended June 30, 2003. The preparation of these consolidated financial statements is the responsibility of the Parent Company's directors. Our responsibility is to express an opinion on the consolidated financial statements taken as a whole based on our audit work performed in accordance with generally accepted auditing standards, which require examination, by means of selective tests, of the documentation supporting the consolidated financial statements and evaluation of their presentation, of the accounting principles applied and of the estimates made.

2. For comparison purposes the directors present, in addition to the figures for the six-month period ended June 30, 2003, for each item in the consolidated balance sheet and consolidated statement of operations, the figures for 2002. Our opinion refers only to the interim consolidated financial statements as of June 30, 2003. Our auditors' report dated February 21, 2003, on the 2002 consolidated financial statements contained an unqualified opinion.

3. As a result of the resolutions adopted by the Parent Company's Board of Directors based on its estimates and on the analysis performed of program rights inventories and commitments, as indicated in Note 9, the Company decided to record a provision of €101 million with a charge to the "Extraordinary Expenses" caption in the statement of operations for the six-month period ended June 30, 2003.

4. UNIPREX, S.A., a Group company indirectly wholly-owned by the Parent Company, entered into an association agreement with the Radio Blanca Group on July 27, 2001. In relation to this contract, in May 2003 arbitration proceedings were initiated by UNIPREX, S.A regarding the interpretation of certain aspects of the content of the contract and by the Radio Blanca Group for breach of contract, the right to request the termination of the contract and the payment by UNIPREX, S.A of the contractually stipulated amounts, in addition to the damage and losses caused (see Note 18-b).

   As of the date of this report it was not possible to objectively evaluate the possible impact on the interim consolidated financial statements referred to above of the final outcome of the arbitration proceedings, for which the Group, based on the opinions of its legal advisers, did not record any provision on the liability side of its consolidated balance sheet as of June 30, 2003.

5. In our opinion, except for the effects of any adjustment that might be required if the final outcome of the uncertainty described in paragraph 4 above were known, the interim consolidated financial statements referred to above present, in all material respects, a true and fair view of the net worth and financial position of ANTENA 3 DE TELEVISIÓN, S.A. AND SUBSIDIARIES as of June 30, 2003, and of the results of their operations in the six-month period then ended, and contain the required information, sufficient for their proper interpretation and comprehension, in conformity with generally accepted accounting principles and standards applied on a basis consistent with that of the preceding year.

DELOITTE & TOUCHE ESPAÑA, S.L.
Registered in ROAC under no. S0692

Antena 3 de Televisión, S.A. and Subsidiaries

Consolidated Financial Statements as of June 30, 2003

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 23). In the event of a discrepancy, the Spanish-language version prevails.

ANTENA 3 DE TELEVISIÓN, S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

AS OF JUNE 30, 2003, AND DECEMBER 31, 2002.
(Thousands of Euros)

ASSETS	Junio 30, 2003	2002
DUE FROM SHAREHOLDERS FOR UNCALLED CAPITAL	102	-
FIXED AND OTHER NONCURRENT ASSETS:		
Start-up expenses (Note 4-c)	20.150	21.678
Intangible assets (Note 6)	18.642	15.323
Tangible fixed assets (Note 7)	129.196	137.412
Land and structures	64.505	64.226
Plant	153.251	149.280
Other tangible fixed assets	49.354	50.609
Accumulated depreciation	(137.914)	(126.703)
Long-term investments (Note 8)	8.093	21.448
Parent Company shares (Note 12)	2.933	2.933
Taxes receivable (Note 17)	24.923	7.183
Total fixed and other noncurrent assets	201.937	205.976
CONSOLIDATION GOODWILL (Note 5)	143.298	144.743
DEFERRED CHARGES	1.668	1.847
CURRENT ASSETS:		
Inventories (Note 9)-	198.656	304.950
Program rights	138.034	246.083
Consumables and other inventories	10.954	11.425
Advances to suppliers	49.668	47.442
Accounts receivable-	258.741	221.158
Trade receivables (Note 10)	198.255	185.956
Receivable from Group and associated companies (Note 11)	11.054	14.160
Taxes receivable (Note 17)	62.228	30.100
Sundry accounts receivable	10.061	11.575
Allowance for bad debts	(22.857)	(20.633)
Short-term investments	23.276	28.220
Cash	13.332	7.471
Accrual accounts	3.242	3.535
Total current assets	497.247	565.334
TOTAL ASSETS	844.252	917.900

SHAREHOLDERS' EQUITY AND LIABILITIES	Junio 30, 2003	2002
SHAREHOLDERS' EQUITY (Note 12):		
Capital stock	166.668	166.668
Legal reserve	33.334	33.334
Other reserves	245.733	277.026
Reserve for treasury stock	2.933	2.933
Reserves at consolidated companies	540	(775)
Retained earnings	9.366	9.366
Translation differences	(2.258)	(669)
Loss attributable to the Parent Company	(98.542)	(30.037)
Consolidated loss	(98.848)	(29.907)
Loss attributed to minority interests	306	(130)
Total shareholders' equity	357.774	457.846
MINORITY INTERESTS (Note 13)	1.288	1.989
PROVISIONS FOR CONTINGENCIES AND EXPENSES	3.639	18
LONG-TERM DEBT:		
Payable to credit institutions (Note 14)	112.760	128.721
Other payables	3.387	744
Payable to Group companies (Note 11)	-	3.999
Capital payments payable (Note 8)	-	120
Total long-term debt	116.147	133.583
CURRENT LIABILITIES:		
Payable to credit institutions (Note 14)	34.448	21.724
Trade accounts payable (Note 15)	159.411	168.106
Payable to Group and associated companies (Note 11)	4.442	45.769
Customer advances	2.530	2.090
Taxes payable (Note 17)	13.778	12.304
Other nontrade payables	35.526	10.285
Other provisions (Note 16)	114.255	63.469
Accrual accounts	1.014	717
Total current liabilities	365.404	324.464
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	844.252	917.900

The accompanying Notes 1 to 23 are an integral part of the balance sheet as of June 30, 2003.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 23). In the event of a discrepancy the Spanish-language version prevails.

ANTENA 3 DE TELEVISIÓN, S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2003, AND THE YEAR ENDED DECEMBER 31, 2002

(Thousands of Euros)

DEBIT	Six Month Period Ended june 30, 2003	2002	CREDIT	Six Month Period Ended june 30, 2003	2002
NSES:			**REVENUES:**		
ım amortization and other supplies (Note 20)	137.909	308.627	Net revenues (Note 20)-		
nnel expenses (Note 20)	76.632	141.123	Sales	357.531	697.890
ciation and amortization expense	15.213	28.131	Sales discounts	-34.450	-61.202
on in operating allowances	1.304	6.050		323.081	636.688
ınd fees (Note 20)	20.872	40.335			
current operating expenses (Note 20)	57.924	130.291			
other than income tax	342	1.263	Other revenues	18.754	33.964
	310.196	655.820		341.835	670.652
ting income	**31.639**	**14.832**			
ial and similar expenses	3.666	7.449	Interest and similar revenues	487	2.176
nge losses	366	29	Exchange gains	583	1.137
	4.032	7.478		1.070	3.313
			Financial loss	**2.962**	**4.165**
s of companies accounted for by the equity method	232	-	Share in income of companies accounted for by the equity method	7	-
zation of goodwill	6.306	14.568			
e from ordinary activities	**22.146**	-	**Loss on ordinary activities**	-	**3.901**
s on intangible assets and tangible fixed assets	479	1.628			
on in investment valuation allowances (Note 8)	464	1.650	Gains on intangible assets and tangible fixed assets	1.071	247
ears' extraordinary expenses and losses	174.790	45.041	Extraordinary revenues	4.859	6.476
	175.733	48.319		5.930	6.723
			Extraordinary loss	**169.803**	**41.596**
ılidated income before taxes	-	-	**Consolidated loss before taxes**	**147.657**	**45.497**
ate income tax (Note 17)	-48.809	-15.590			
ılidated income for the year	-	-	**Consolidated loss for the year**	**98.848**	**29.907**
attributed to minority interests	0	130	Loss attributed to minority interests	306	-
e for the year attributed to the Parent Company	-	-	**Loss for the year attributed to the Parent Company**	**98.542**	**30.037**

The accompanying Notes 1 to 23 are an integral part of the consolidated statement of operations as of June 30, 2003.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 23). In the event of a discrepancy, the Spanish-language version prevails.

Antena 3 de Televisión, S.A. and Subsidiaries

Notes to Consolidated Financial Statements for the period ended June 30, 2003

1. Description of the companies

Antena 3 de Televisión, S.A., the Group's Parent Company, was incorporated on June 7, 1988, and its then sole corporate purpose was the indirect management of a television service.

For this purpose, it submitted its bid in response to the call for tenders made in accordance with Article 8 of Private Television Law 10/1988 and was awarded a concession for the indirect management of the television service, pursuant to a resolution of the Spanish Council of Ministers of August 25, 1989, for a period of ten years, which ended on April 3, 2000.

On May 7, 1996, the Shareholders' Meeting resolved to change and extend the Company's corporate purpose, as permitted by Satellite Telecommunications Law 37/1995.

On March 10, 2000, the Council of Ministers adopted a resolution for the renewal of the concession for the indirect management of the television service for a period of ten years from April 3, 2000. The terms of this renewal were the same as for the former concession, with the added obligation of commencing digital broadcasting on April 3, 2002. The Company made all the necessary investments to enable it to begin broadcasting on that date the Antena 3 de Televisión, S.A. signal pursuant to Royal Decree 2169/1998 which approved the Spanish Technical Plan for Terrestrial Digital Television.

The other Group companies mainly carry on business activities relating to the production, copying and broadcasting of sounds and images, and TV and Internet home shopping (see Note 2).

In view of the business activities carried on by the companies, they do not have any environmental liability, expenses, assets, provisions or contingencies that might be material with respect to the net worth, financial position and results of operations of the corporate Group. Accordingly, these notes to consolidated financial statements do not contain any specific disclosures relating to environmental issues.

The Parent Company's Shareholders' Meeting and Board of Directors' meeting, on April 28, 2003 and July 29, 2003, respectively, resolved to request the admission to listing of all the shares of Antena 3 de Televisión, S.A. on the Madrid, Barcelona, Bilbao and Valencia stock exchanges, and their inclusion in the Spanish Unified Computerized Trading System (Continuous Market).

2. Subsidiaries

The consolidated subsidiaries are as follows:

Corporate Name	Location	Year of Incorporati	Line of Business	Owner Company	%
Fully consolidated					
Publicidad 3, S.A.	Madrid	1982	Advertising	Antena 3 de Televisión, S.A.	100
Uniprex Onda Cero, S.A.	Madrid	1967	Radio broadcasting services	Publicidad 3, S.A.	100
Antena de Radiodifusión, S.A.	Madrid	1994	Radio broadcasting services	Publicidad 3, S.A.	100
Antena 3 Editorial, S.A.	Madrid	1990	Management of rights	Antena 3 de Televisión, S.A.	100
Antena 3 Perú, S.A.	Lima (Peru)	1995	Television	Antena 3 de Televisión, S.A.	100
Guadiana Producciones, S.A.	Madrid	1994	Audiovisual productions	Antena 3 de Televisión, S.A.	100
Antena 3 Temática, S.A.	Madrid	1998	Audiovisual productions	Antena 3 de Televisión, S.A.	100
Antena 3 Producciones, S.A.	Lima (Peru)	1998	Audiovisual productions	Antena 3 de Televisión, S.A.	100
Nova Televisió, S.A.	Mallorca	1991	Audiovisual productions	Antena 3 de Televisión, S.A.	51
Movierecord Cine, S.A.	Madrid	1966	Advertising in cinemas	Antena 3 de Televisión, S.A.	100
Antena 3 Castilla-León, S.A.	Valladolid	1993	Audiovisual productions	Antena 3 de Televisión, S.A.	60
Megatrix, S.A.	Madrid	2000	Audiovisual productions	Antena 3 de Televisión, S.A.	100
Ensueño Films, S.L.	Madrid	2000	Audiovisual productions	Antena 3 de Televisión, S.A.	100
Inversiones Valores Inmuebles, S.L	Barcelona	1987	Portfolio company	Antena 3 de Televisión, S.A.	92
Antena 3 Directo, S.A.	Madrid	1994	TV home shopping	Antena 3 de Televisión, S.A.	100
Compunet Servicios Telemáticos, S.A.	Madrid	1976	Internet	Inversiones Valores Inmuebles, S.L.	95
Trading Team, S.L.	Lisbon	1997	TV home shopping	Antena 3 Directo , S.A.	80
A3D Chile Holdings, S.A.	Santiago de Chile	2001	Portfolio company	Antena 3 Directo, S.A.	100
A3D Chile, S.A.	Santiago de Chile	2001	TV home shopping	A3D Chile Holdings, S.A.	70
Radio Tormes, S.A.	Salamanca	1989	Radio broadcasting services	Uniprex Onda Cero, S.A.	100
Compañía Tres Mil Ochocientos, S.L.	La Coruña	1989	Radio broadcasting services	Uniprex Onda Cero, S.A.	100
Radio Alamedilla, S.A.	Salamanca	1989	Radio broadcasting services	Uniprex Onda Cero, S.A.	100
Estaciones Radiofónicas de Aragón, S.A.	Zaragoza	1972	Radio broadcasting services	Uniprex Onda Cero, S.A.	100
Grupo Universal de Emisoras de Radio Amanecer, S.A.	Madrid	1989	Radio broadcasting services	Uniprex Onda Cero, S.A.	100
Ipar Onda, S.A.	San Sebastián	1988	Radio broadcasting services	Uniprex Onda Cero, S.A.	100
La Veu de Lleida, S.L.	Lleida	1991	Radio broadcasting services	Uniprex Onda Cero, S.A.	100
Ondadit,S.L.	Madrid	1994	Radio broadcasting services	Uniprex Onda Cero, S.A.	100
Radio Sistemas Radiofónicos Cinco, S.L.	Madrid	1989	Radio broadcasting services	Uniprex Onda Cero, S.A.	100
Radio Noticias 90, S.A.	Las Palmas	1989	Radio broadcasting services	Uniprex Onda Cero, S.A.	100
Onda Cero, S.A.	Coslada	1989	Radio broadcasting services	Uniprex Onda Cero, S.A.	100

Canal Media Radio, S.A.	Madrid	1997	Radio broadcasting services	Uniprex Onda Cero, S.A.	100
Canal Media Radio Galicia, S.L.	La Coruña	1997	Radio broadcasting services	Uniprex Onda Cero, S.A.	100
<u>Accounted for by the equity method</u>					
Corporación Radiofónica de Información y Deporte, S.L.	Madrid	2001	Radio broadcasting services	Uniprex Onda Cero, S.A.	50
Canal Factoria de Ficción, S.A.	Madrid	2000	Production of fiction programs	Antena 3 de Televisión, S.A.	40
Onda Cero Ramblas S.L.	Barcelona	1989	Radio broadcasting services	Uniprex Onda Cero, S.A.	40

Holdings in certain other companies were not consolidated in the six-month period ended June 30, 2003 either because they are not jointly managed and influence is not exercised over them or, although jointly managed, their operations in the six-month period ended June 30, 2003 were not material. The effect of the exclusion from consolidation of these holdings on the consolidated financial statements as of June 30, 2003 was not material.

The main holdings not included in the scope of consolidation are as follows:

Corporate Name	Location	Line of Business	Owner Company	%
Group companies-				
Licencias e Imagen, S.A. (a)	Madrid	Merchandising	Antena 3 de Televisión, S.A	100
Corporación Radiofónica Castilla León, S.A.(a)	Valladolid	Radio station	Uniprex, S.A.	50
Digimedia, S.A.(a)	Madrid	Sale of audiovisual technology	Antena 3 Interactiva, S.A.	100
Arbatax Emisiones Audiovisuales,S.A.(a)	Madrid	Audiovisual productions	Antena 3 Temática,S.A.	100
Antena 3 Iniciativas Comerciales, S.A.(a)	Madrid	TV sales management	Antena 3 de Televisión, S.A	100
Antena 3 Interactiva, S.A.(a)	Madrid	Internet	Antena 3 de Televisión, S.A	100
Battres Comunicación Alternativa, S.A.(a)	Valencia	Organization and management of e	Antena 3 de televisión,S.A.	100
Antena 3 International, Inc.	Mami (USA)	Portfolio company	Antena 3 de Televisión, S.A	100
Corporación Radiofónica Castilla La Mancha, S.A.(a)	Toledo	Radio broadcasting services	Uniprex, S.A.	50
Corporación Radiofónica Región de Murcia, S.A.(a)	Murcia	Radio broadcasting services	Uniprex, S.A.	50
Other holdings-				
Media Park, S.A.	Barcelona	Theme park	Antena 3 de Televisión, S.A	0.94
T.V.I. Televisão Independiente, S.A.	Lisbon	Television	Antena 3 de Televisión, S.A	0.001
Canal Satélite Digital, S.L.	Madrid	Digital television	Antena 3 de Televisión, S.A	2.25

(a) Companies in the process of being liquidated or dissolved. Recorded at their net realizable value.

3. Basis of presentation of the consolidated financial statements

a) True and fair view

The consolidated financial statements as of June 30, 2003, which were prepared from the accounting records of Antena 3 de Televisión, S.A. and its consolidated subsidiaries (listed in Note 2), are presented in accordance with Royal Decree 1815/1991 approving the regulations for the preparation of consolidated financial statements and, accordingly, give a true and fair view of the Group's net worth, financial position and results of operations at that date.

b) Comparative information

The accompanying consolidated statement of operations for the six-month period ended June 30, 2003 reflects the transactions carried out between January 1, 2003 and June 30, 2003. Accordingly, it is not comparable with the 2002 consolidated statement of operations, which relates to a full year.

c) Consolidation principles

The companies over which Antena 3 de Televisión, S.A. exercises effective control by virtue of ownership of a majority of the voting rights in their representation and decision-making bodies were fully consolidated; where appropriate, the companies in which there is significant influence but not ownership of a majority of the voting rights or joint management with third parties are accounted for by the equity method (see Notes 2 and 8).

All material accounts and transactions between the fully consolidated companies were eliminated in consolidation.

The equity of third parties in the capital stock, reserves and results of the fully consolidated companies is presented under the "Minority Interests" caption in the accompanying consolidated balance sheet (see Note 13).

The consolidated financial statements do not include the tax effect of transferring the reserves of the consolidated subsidiaries to the Parent Company's accounts, since it is considered that no reserves not taxed at source will be transferred and that these reserves will be used as self-financing resources by the respective consolidated subsidiaries.

4. Valuation standards

The main valuation methods applied by the Group in preparing its consolidated financial statements as of June 30, 2002 were as follows:

a) *Consolidation goodwill*

The consolidated financial statements as of June 30, 2003 include consolidation goodwill, net of the related accumulated amortization, arising as a result of the positive consolidation difference between the amounts paid for the acquisition of the shares of fully consolidated subsidiaries and their underlying book value.

The goodwill is amortized over the periods in which it is considered that it will contribute to the obtainment of income by the Group.

The detail of the amounts originally recorded under the "Consolidation Goodwill" caption is as follows:

Company	Year Acquired	Initial Goodwill (Thousands of Euros)	Percentage Acquired	Amortization Period (Years)
Antena 3 Directo, S.A.	1999	600	40	5
Movierecord, S.A.	1999	15,399	100	5
Tradingteam, S.L.	2001	753	80	4
A3D Chile, S.A.	2001	653	70	5
Uniprex Onda Cero, S.A.	2002	137,077	100	20
Antena de Radiodifusión, S.A.	2002	9,545	100	20
Radio Tormes, S.A.	1998	698	100	10
Radio Alamedilla, S.A.	1998	173	100	10
Ipar Onda, S.A.	1995	1,834	100	10
Canal Media Radio, S.A.	2002	3,158	100	10
Canal Media Radio Galicia, S.L.	2002	2,047	100	10
Onda Cero Ramblas, S.L.	2001	1,864	40	10

As a result of an analysis performed by Company management regarding certain companies' ability to contribute to Group income, in the six-month period ended June 30, 2003 accelerated amortization totaling €2,708,000 was taken on goodwill relating to Trading Team, S.A., Antena 3 Directo Chile, S.A., Canal Media Radio, S.A. and Canal Media Radio Galicia, and this amount is recorded under the "Extraordinary Expenses" caption in the consolidated statement of operations (see Note 5).

At the end of each year or period the directors assess the investees' business plans, revising them if necessary and estimating the value of these holdings and the recoverability of goodwill.

b) *Translation methods (year-end exchange rate method)*

The financial statements of the subsidiaries abroad were translated to euros at the exchange rates ruling at period-end, except for:

1. Capital stock and reserves, which were translated at historical exchange rates.

2. Income-statement items, which were translated at the average exchange rates for the period.

The exchange differences arising from application of these methods are included under the "Shareholders' Equity - Translation Differences" caption in the accompanying consolidated balance sheet (see Note 12).

c) *Start-up expenses*

Start-up expenses, which relate mainly to capital increase and preoperating expenses, are recorded at cost. These expenses are amortized on a straight-line basis over five years. The charge to the "Depreciation and Amortization Expense" account as of June 30, 2003 in this connection amounted to €1,760,000.

This caption also includes the amount paid under the agreement with the Radio Blanca Group for the creation of a new radio network in 2002. The Parent Company cooperates in the management of this network by contributing technical resources, bearing certain expenses and managing the commercial areas in exchange for a percentage of the advertising revenues.

d) *Intangible assets*

Concessions, patents and trademarks

This account includes mainly the cost assigned to the radio broadcasting administrative concessions acquired from the Rueda de Emisoras Rato corporate group by Uniprex, S.A. and the cost of the other concessions this company has been acquiring since 1990. This cost is being amortized on a straight-line basis over ten years.

Other intangible assets

The remainder of the balance of this caption in the accompanying consolidated balance sheet includes basically the costs incurred in the acquisition or production of computer software when it will foreseeably be used for several years. Most of these assets are amortized on a straight-line basis over a maximum period of five years. In the event of software obsolescence, the related allowances for decline in value are recorded or the asset is definitively retired.

e) Tangible fixed assets

Tangible fixed assets are carried at cost.

The costs of expansion, modernization or improvements leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of the assets are capitalized.

Upkeep and maintenance expenses are expensed currently.

The Group depreciates its tangible fixed assets by the straight-line method at annual rates based on the following years of estimated useful life:

	Years of Estimated Useful Life
Structures	33
Plant and machinery	10 and 12.5
Other fixtures and tools	5, 8, 10 and 12.5
Furniture	10
Computer hardware	5 to 10
Transport equipment and other tangible fixed assets	6 and 10

f) Long-term investments

The investment securities included under the "Long-Term Investments" caption on the asset side of the accompanying consolidated balance sheet as of June 30, 2003, are carried at cost.

Antena 3 de Televisión, S.A. and its subsidiaries record the appropriate investment valuation allowances if cost is higher than market value. Market value is taken to be the underlying book value of the holdings. The long-term investment valuation provision charged to the consolidated statement of operations for the six-month period ended June 30, 2003 amounted to €464,000, and this amount was recorded in the "Variation in Investment Valuation Allowances" account in the consolidated statement of operations for that period.

These investments were made mainly by Antena 3 de Televisión, S.A., which, as indicated in Note 2, does not include all its investees in the scope of consolidation. The increases or decreases in value of the holdings in nonconsolidated investees that would arise from application of consolidation principles would not be material.

g) Parent Company shares

The Parent Company shares acquired without a capital reduction resolution having been adopted by the Parent Company's Shareholders' Meeting are valued at acquisition cost, net, where appropriate, of the allowances required to adjust this value to the underlying book value of the shares.

Also, in accordance with Article 79 of the revised Corporations Law, the Group has recorded a restricted reserve for an amount equal to the acquisition cost of Parent Company shares. This reserve is included under the "Shareholders' Equity" caption in the accompanying consolidated balance sheet.

h) Inventories

Program rights

Rights and program inventories are valued, based on their nature, as follows:

1. Inventoriable in-house productions (programs produced to be rerun, such as series) are recorded at acquisition and/or production cost, which include both external costs billed by third parties for program production and for the acquisition of resources, and internal production costs, which are calculated by applying preset internal rates on the basis of the time during which operating resources are used in production. The costs incurred in producing the programs are recorded on the basis of their nature under the appropriate captions in the consolidated statement of operations and are included under the "Program Rights" caption in the balance sheet with a credit to the "Inclusion in Inventories" account under the "Program Amortization and Other Supplies" caption in the accompanying consolidated statement of operations.

   Amortization of these programs is recorded under the "Program Amortization and Other Supplies" caption in the consolidated statement of operations on the basis of the number of showings.

   The directors have taken into account the analysis carried out by the new management team of the characteristics of the past broadcasts of the Company's series, of the estimates which they make of the value of each showing and of the most probable configuration of the programming grid. Based on this analysis, and in line with the practice of certain European operators in the industry, the estimated value assigned to the first and second showings of the episodes of the series will be 90% and 10% respectively, from 2003. Also, at the proposal of the new management team, the Company will take three years to be the maximum period for amortization of the new series, after which the unamortized amount will be written off.

   Given their special nature, the series which are broadcast daily are amortized in full when the first showing of each episode is broadcast.

2. Non-inventoriable in-house productions (programs produced to be shown only once) are valued by the same methods and procedures as those used to value inventoriable in-house productions. Programs produced and not shown are recorded at year-end under the "Program Rights – In-House Production and Production in Process" caption in the consolidated balance sheet. The cost of these programs is recorded under the "Program Amortization and Other Supplies" caption in the consolidated statement of operations at the time of the first showing.

3. Rights on outside productions (films, series and other similar productions) are recorded at acquisition cost. These rights are deemed to be acquired when the term of the right commences for the Group. Payments to outside production distributors made prior to commencement of the term of the right are recorded under the "Advances to Suppliers" caption in the consolidated balance sheet. The amortization of the rights is recorded in the consolidated statement of operations under the "Program Amortization and Other Supplies" caption on the basis of the number of showings, in accordance with the following percentages, which are set on the basis of the number of showings contracted:

	Number of Showings Contracted		
FILMS	1	2	3 or more
1st showing	100%	50%	50%
2nd showing	-	50%	30%
3rd showing	-	-	20%

	Number of Showings Contracted	
SERIES	1	2 or more
1st showing	100%	50%
2nd showing	-	50%

4. Rebroadcasting rights are recorded at cost. The cost of these rights is recorded as an expense under the "Program and Other Amortization" caption in the statement of operations at the time of broadcast of the event on which the rights were acquired.

5. The Group's thematic television channels include rights acquired from third parties and programs produced for showing or sale and are valued at acquisition cost and production cost, respectively.

These channels and rights are amortized as follows:

a. In-house productions: 50% when the first showing is broadcast. Subsequent showings of the programs take place over a period of approximately three months and 40% of the cost is allocated to the consolidated statement of operations after the end of the third month from the date of the first showing. The effect on the consolidated statement of operations for the year with respect to the first straight-line allocation of the cost in the aforementioned three-month period is not material. The residual value remains in inventories for the following four years. After the fourth year the unamortized cost is written off.

b. In-house documentary productions: 90% when the first showing is broadcast. The residual value remains in inventories for the following four years. After the fourth year the unamortized cost is written off.

c. Documentaries acquired from third parties: Amortization is recorded on the basis of the number of showings contracted.

Consumables and other

Dubbings, sound tracks, titles and tunes of outside productions are recorded at acquisition or production cost. The amortization of rights is recorded under the "Program Amortization and Other Supplies" caption in the consolidated statement of operations at the time of the showing, by the same method as that used for outside productions.

Other inventories are recorded at acquisition cost and are allocated to income by the effective or actual amortization method over the production.

Allowances

The Group records provisions to allowances to reduce the unamortized portion of the value of in-house productions and of the rights on outside productions which it considers will not be shown. When the rights expire, the allowances recorded are used to write off the cost of the rights.

The Group records the appropriate allowances for the decline in value of the rest of its inventories to reduce them to realizable value.

Classification of programs

Program inventories are classified as current assets in accordance with the Spanish National Chart of Accounts and standard practice in the industry in which the Group operates. However, programs are used over several years (see Note 9).

l) Short-term Investments

This caption includes short-term investments (mainly in fixed-income securities). The Group records these short-term investments for the amount effectively paid and for the unmatured accrued interest at year-end earned on these acquisitions. As of June 30, 2003, the Group had short-term deposits amounting to €17,318,435.

This caption also includes equity interests held by Antena 3 de Televisión, S.A. and Uniprex, S.A. which they intend to realize or settle at short term, which as of June 30, 2003, were recorded at their estimated net asset value taking into account the risk of Antena 3 Televisión S.A. and Uniprex, S.A.'s investment in these companies. The data on the net worth position of these investees used in the valuation as of June 30, 2003 were obtained from the respective companies' unaudited financial statements as of June 30, 2003. The companies in this situation as of June 30, 2003 are: Todotoys Internet, S.L., Battres Comunicación Alternativa, S.A.U., Antena 3 Interactiva, S.A.U., Antena 3 Iniciativas Comerciales, S.A.U., Licencias e Imagen, S.A.U., Digimedia, S.A., Corporación Radiofónica Castilla y León, S.A., Corporación Radiofónica Castilla La Mancha, S.A., Corporación Radiofónica Región de Murcia, S.A.

j) *Exchange differences*

Assets and receivables and payables denominated in foreign currencies are translated to euros at the exchange rates ruling at the transaction date, and the receivables and payables are adjusted at year-end to the exchange rates then prevailing, unless hedges have been arranged, in which case they are valued at the hedged exchange rate.

The positive net differences arising on adjustment of foreign currency accounts receivable and payable to year-end exchange rates are recorded under the "Deferred Revenues" caption on the liability side of the accompanying consolidated balance sheet, unless exchange losses have been charged to income in prior years, in which case the positive differences are credited to period income up to the limit of the net negative differences charged to income in prior years. Negative differences are charged to income. The positive differences deferred in prior years are credited to income in the year in which the related accounts receivable and payable fall due or are repaid early, or as negative exchange differences for the same or a higher amount are recognized.

k) *Corporate income tax*

The expense for corporate income tax of each year is calculated on the basis of the book income before taxes of each Group company, increased or decreased, as appropriate, by the permanent differences from taxable income. Tax relief and tax credits are recorded as a reduction of the corporate income tax expense for the year. The Group records on the asset and liability sides of the consolidated balance sheet the timing differences giving rise to prepaid and deferred taxes in the individual tax returns of the consolidated companies (see Note 17).

In 2001 the Group started to be taxed on a consolidated basis. Antena 3 de Televisión, S.A. is the Parent Company of this consolidated tax group (see Note 17).

l) *Recognition of revenues and expenses*

General method

Revenues and expenses are recognized on an accrual basis, i.e. when the actual flow of the related goods and services occurs, regardless of when the resulting monetary or financial flow arises.

However, in accordance with the accounting principle of prudence, the consolidated companies only record realized income at year-end, whereas foreseeable contingencies and losses, including possible losses, are recorded as soon as they become known.

Advertising revenues

The consolidated companies, mainly the Parent Company, obtain basically advertising revenues, which are recognized in the consolidated statement of operations when the advertising spot is broadcast.

TV home shopping revenues

These revenues are recorded in the consolidated statement of operations at the time when title to the goods sold is transferred.

Thematic television channel revenues

Two types of revenues are currently obtained from thematic television channels:

1. Revenues from subscribers to the thematic channel signal are recorded each month in the consolidated statement of operations based on the contractual agreements established with the signal distribution platforms if there is an established minimum number of subscribers. If a minimum number of subscribers is not established or the number of subscribers is above the established minimum, revenues are

estimated based on projected business plans. Every month the signal distribution platforms report on the billable number of subscribers and the Group adjusts its revenue estimate, although the adjustment is never material with respect to the final amount to be billed.

2. Revenues from advertising on the thematic television channel are recorded in the consolidated statement of operations when the advertising spot is broadcast.

Sale of in-house production and other audiovisual rights

The Group records these sales as period revenues when the broadcasting rights for the in-house production or the audiovisual rights are sold. The advances received on sales of broadcasting rights are not taken to income until the rights are transferred.

m) Provisions for contingencies and expenses

The Group records under the "Current Liabilities - Other Provisions" caption in the accompanying consolidated balance sheet the estimated amount required for probable or certain third-party liability arising from guarantees provided by the company, litigation, outstanding indemnity payments or obligations of undetermined amount, and for the amount of estimated possible losses. These provisions are recorded when the liability, obligation or decision giving rise to the indemnity, payment or loss arises.

n) Severance costs

Under current labor regulations, the consolidated companies are required to pay severance to employees terminated under certain conditions. The consolidated companies' directors have estimated the cost of the restructuring which will be carried out in the coming months and have recorded this amount under the "Other Provisions" caption on the liability side of the consolidated balance sheet as of June 30, 2003.

5. Consolidation goodwill

The transactions recorded in the six-month period ended June 30, 2003, under this caption are summarized as follows:

	In Thousands of Euros				
Company	**Balance at 12/31/02**	**Additions**	**Amortization**	**Other**	**Balance at 06/30/03**
Antena 3 Directo, S.A.	120		(60)		60
Movierecord, S.A.	4,620		(1,540)		3,080
A3D Chile S.A.	523		(522)		1
Tradingteam, S.L.	188		(376)	188	0
Antena de Radiodifusión, S.A.	9,068		(239)		8,829
Uniprex Onda Cero, S.A.	130,224		(3,427)	0	126,797
Radio Tormes, S.A. (a)		386	(35)		351
Radio Alamedilla, S.A. (a)		95	(9)		86
Ipar Onda, S.A. (a)		443	(92)		351
Canal Media Radio, S.A. (a)		3,079	(1,022)		2,057
Canal Media Radio Galicia, S.L. (a)		1,996	(1,599)		397
Onda Cero Ramblas, S.L. (a)		1,382	(93)		1,289
Total	**144,743**	**7,381**	**(9,014)**	**188**	**143,298**

(a) Companies included in the scope of consolidation

6. Intangible assets

The transactions recorded in the six-month period ended June 30, 2003 in intangible asset accounts and the related accumulated amortization are summarized as follows:

	Thousands of Euros					
	Balance at 12/31/02	Inclusion in Consolidation	Additions or Provisions	Retirements or Reductions	Transfers	Balance at 06/30/03
Cost:						
Patents and trademarks	31,147	70	1,224	-	65	32,506
Intellectual property	2,210	39	437	-	(1,938)	748
Computer software	25,245	4	1,058	(141)	780	26,946
Rights on leased assets	1,151	-	388	(361)	(109)	1,069
Intangible assets in progress	-	-	599	-	1,763	2,362
	59,753	113	3,706	(502)	561	63,631
Accumulated amortization:						
Patents and trademarks	(29,932)	(70)	(186)	-	31	(30,157)
Intellectual property	(212)	(22)	(6)	-	(36)	(276)
Computer software	(13,245)	(3)	(2,068)	21	(145)	(15,440)
Rights on leased assets	(1,041)	-	(3)	347	37	(660)
	(44,430)	(95)	(2,263)	368	(113)	(46,533)
Allowance	-	-	(456)	-	-	(456)
Total	15,323					16,642

The cost or production value and accumulated amortization of the fully amortized intangible assets as of June 30, 2003, amounted to approximately €31,969,462.

7. Tangible fixed assets

The transactions recorded in the six-month period ended June 30, 2003, in tangible fixed asset accounts and the related accumulated depreciation are summarized as follows:

	Thousands of Euros					
	Balance at 12/31/02	Inclusion in Consolidation	Additions or Provisions	Retirements or Reductions	Transfers	Balance at 06/30/03
Cost:						
Land and structures	64,226	165	230	(407)	291	64,505
Plant and machinery	101,247	471	1,786	(46)	5,159	108,617
Other fixtures and tools	48,033	-	1,356	(996)	(3,759)	44,634
Furniture	15,587	58	489	(76)	(548)	15,510
Computer hardware	28,026	16	773	(44)	110	28,881
Transport equipment and other tangible						
fixed assets	5,572	131	92	(93)	(950)	4,742
Construction in progress	1,424	-	51	(400)	(864)	221
	264,115	841	4,777	(2,062)	(561)	267,110
Accumulated depreciation:						
Land and structures	(13,000)	(99)	(934)	73	(54)	(14,014)
Plant and machinery	(61,311)	(161)	(5,382)	26	(243)	(67,071)
Other fixtures and tools	(23,407)	-	(1,451)	65	(977)	(25,770)
Furniture	(9,599)	(49)	(592)	21	296	(9,923)

As of June 30, 2003, the cost and accumulated depreciation of the fully depreciated tangible fixed assets being used by the Group amounted to €44,356,596.

The Group takes out insurance policies to sufficiently cover the possible risks to which its tangible fixed assets are subject.

8. Long-term Investments

The transactions recorded in the six-month period ended June 30, 2003 in "Long-Term Investments" accounts are summarized as follows:

	Thousands of Euros					
	Balance at 12/31/02	Additions	Additions or Provisions	Retirements or Reductions	Transfers	Balance at 06/30/03
Investments in companies accounted for by the equity method-						
Onda Cero Ramblas, S.L. (b)	0	(2,104)	601		2,104	601
Canal Factoría de Ficción, S.A. (b)	0	(240)	219		240	219
Corporación Radiofónica Información y Deporte, S.L. (b)	0	(142)		(4)	142	(4)
	0	(2,486)	820	(4)	2,486	816
Investments in Group companies-						
Radio Tormes, S.A. (b)	775	(775)				0
Compañía Tres Mil Ochocientos, S.L. (b)	186	(186)				0
Radio Alamedilla, S.A. (b)	240	(240)				0
Estaciones Radiofonicas de Aragón, S.A. (b)	1,038	(1,038)				0
Ipar Onda, S.A. (b)	2,383	(2,383)				0
La Veu de Lleida, S.L. (b)	6	(6)				0
Ondadit, S.L. (b)	3	(3)				0
Radio Sistemas Radiofónicos Cinco. S.L. (b)	109	(109)				0
Radio Noticias 90, S.A. (b)	601	(601)				0
Onda Cero, S.A. (b)	274	(274)				0
Corporación Radiofónica Castilla León, S.A. (a)	30				(30)	0
Corporación Radiofónica Castilla la Mancha, S.A. (a)	30				(30)	0
Corporación Radiofónica Región de Murcia, S.A. (a)	0		30		(30)	0
Corporación Radiofónica Información y Deporte, S.L.	142				(142)	0
Canal Media Radio, S.A. (b)	3,521	(3,521)				0
Canal Media Radio Galicia, S.A. (b)	1,999	(1,999)				0
Antena 3 International, Inc.	1,676					1,676
	13,013	(11,135)	30	0	(232)	1,676
Investments in associated companies-						
Onda Cero Ramblas, S.L. (b)	2,104				(2,104)	0
Superdeporte ATZ, S.A.	30			(30)		0
Canal Factoría de Ficción, S.A.	240				(240)	0
	2,374	0	0	(30)	(2,344)	0
Other Investments-						
Media Park, S.A.	1,142					1,142
TVI Televisão Independiente, S.A.	2,016					2,016
Canal Satélite Digital, S.L.	11,145					11,145
Total other investments	14,303	0	0	0	0	14,303
Long-term guarantees and deposits	632	0	209	(2)	(77)	762
Long-term loans	2,820	707	12	0		3,539
Investment valuation allowance	(11,694)	(90)	(511)	47	(755)	(13,003)
Total	21,448	(13,004)	560	11	(922)	8,093

(a) These companies are presently being dissolved and, accordingly, their cost and the related allowance have been reclassified to the "Short-Term Investments" caption.

(b) These companies were included in the scope of consolidation in the six-month period ended June 30, 2003.

The net provision to the long-term investment valuation allowance charged to the consolidated statement of operations in the six-month period ended June 30, 2003, amounted to €464,000, and this amount was recorded under the "Variation in Investment Valuation Allowances" caption in the accompanying consolidated statement of operations.

The investees and information thereon for the six-month period ended June 30, 2003, are as follows:

	Thousands of Euros			
Company	% of Ownership	Capital and Additional Paid-in Capital	Reserves	Income (Loss) for the Year
Media Park, S.A.	0.94%	45,245	(676)	1,355
T.V.I. Televisão Independiente, S.A. (a)	0.001%	65,810	(a)	(a)
Canal Satélite Digital, S.L. (b)	2.25%	285,885	(83,420)	(10,106)

(a) Information not available

(b) Data as of December 31, 2002

The data on the net worth position of the Group companies and investees were obtained from the unaudited financial statements as of June 30, 2003.

None of the Group's investees is listed on Spanish or foreign stock exchanges.

9. Inventories

The detail of the balance of this caption in the consolidated balance sheet as of June 30, 2003, is as follows:

	Thousands of Euros
Program rights, net-	
Rights on outside production	181,299
In-house productions and programs in process	82,796
Sports re-broadcasting rights	3,214
Allowance for inventory obsolescence	(129,275)
	138,034
Consumables and other-	
Dubbing, sound tracks and titles	2,557
Other materials	8,397
	10,954
Advances to suppliers	**49,668**
Total Inventories	**198,656**

The current directors of the Parent Company, based on the configuration they consider most probable for its programming grid and on the analysis of its program rights inventory carried out by the new management team, have evaluated the amount of the in-house production program rights relating to programs that will not be broadcast (due to their production date, the fact that they have not completed the first broadcasting cycle or for other reasons) and of those showings not yet broadcast whose value is considered to be lower than the current value due to their broadcasting possibilities. Accordingly, an additional provision was recorded amounting to approximately €58,852,000 which, in view of the occasional and non-periodic nature of the aforementioned items, was charged to the "Extraordinary Expenses" caption in the consolidated statement of operations for the six-month period ended June 30, 2003.

Also, in relation to the rights on outside production, the Parent Company made an estimate, based on an itemized study, of the programs and cash advances made on programs that, on the basis of their lifespan, the most probable configuration of the programming grid and the volume of the Company's acquisition rights and commitments, will not be broadcast. The provision to the allowance for obsolescence, recorded on the basis of the foregoing, amounted to €42,582,000 and was recorded, in view of the nonrecurring nature of this decision, with a charge to the "Extraordinary Expenses" caption in the consolidated statement of operations for the six-month period ended June 30, 2003.

The "Advances to Suppliers" caption in the accompanying consolidated balance sheet as of June 30, 2003, includes basically prepayments in connection with commitments to purchase outside production rights.

As of June 30, 2003, the Company had commitments, mainly for the purchase of audiovisual property rights, amounting to €138,129,000. In addition, Antena 3 has purchase commitments to distributors, the definitive amount and price of which will be determined once the programs are produced and, in certain cases, by establishing the acquisition price on the basis of box office takings. The best estimate of these commitments amounts to €316,207,000.

It is estimated that €63,614,000 of rights on in-house and outside productions will be amortized in the last six months of 2003 (see Note 4-h).

10. Trade receivables

The balance of this caption in the consolidated balance sheet as of June 30, 2003, is made up of the following accounts, which were grouped together for presentation purposes:

	Thousands of Euros
Trade receivables for sales	182,739
Barter trade receivables	11,154
Trade notes receivable	4,362
Total	198,255

11. Balances and transactions with Group, associated and related companies

The detail of the balances of the "Receivable from Group, Associated and Related Companies" and "Payable to Group, Associated and Related Companies" captions on the asset and liability sides, respectively, of the accompanying consolidated balance sheet as of June 30, 2003, is as follows:

Company	Thousands of Euros			
	Trade Receivables	Short-Term Payables	Balance Receivable at Short-Term	Balance Payable at Short-Term
Antena 3 Interactiva, S.A.	-	5,479	5,479	(665)
Antena 3 International, Inc.	5	-	5	(17)
Arbatax Emisiones Audiovisuales, S.A.	-	153	153	(359)
Battres Comunicación Alternativa, S.A.	-	1,105	1,105	(70)
Digimedia, S.A.	57	1	58	-
Licencias e Imagen, S.A.	51	607	658	(202)
Onda Cero Ramblas, S.L.	963	-	963	(950)
Todotoys Internet, S.L.	-	486	486	-
T.V.I. Televisão Independiente, S.A.	486	-	486	-
Corporación Radiofónica Castilla-La Mancha, S.A.	21	-	21	(145)
Corporación Radiofónica Castilla-León, S.A.	2	-	2	(132)
Corporación Radiofónica Región de Murcia, S.A.	-	-	-	(64)
Antena 3 Iniciativas Comerciales, S.A.	-	26	26	(1,811)
Grupo Planeta	41	-	41	-
Corporación Radiofónica de Información y Deporte,	-	300	300	-
Canal Factoría de Ficción, S.A.	1,241	-	1,241	-
Media Park, S.A.	30	-	30	(27)
Total	**2,897**	**8,157**	**11,054**	**(4,442)**

The detail of the transactions carried out in the six-month period ended June 30, 2003, with the Group and associated companies is as follows:

	Thousands of Euros			
	Sales	Financial Revenues	Purchases, Acquisition of Rights and Other Services	Financial Expenses
<u>Group companies:</u>				
Antena 3 Iniciativas Comerciales, S.A.	-	-	89	-
Antena 3 Interactiva, S.A.	-	-	271	-
Grupo Planeta	309	-	-	-
Licencias e Imagen, S.A.	11	-	13	-
Onda Cero Ramblas, S.L.	-	-	829	-
T.V.I. Televisão Independiente, S.A.	1	-	-	-
Total Group companies	**321**	**-**	**1.202**	**-**
<u>Associated and related companies:</u>				
Canal Factoría de Ficción, S.A.	87	-	-	-
Canal Satélite Digital, S.L.	-	-	12	-
Media Park, S.A.	17	-	117	-
Total associated and related companies	**104**	**-**	**129**	**-**

12. Shareholders' equity

The transactions recorded in equity accounts in the six-month period ended June 30, 2003, and the detail thereof as of that date, are summarized as follows:

	Thousands of Euros					
	Balance at 12/31/02	Allocation of 2002 Loss	Variation in Translation Differences	Change in Scope and Variations in 2002 Reserves	Loss at 06/30/03	Balance at 06/30/03
Capital stock	166,668	0	0	0	0	166,668
Legal reserve	33,334	0	0	0	0	33,334
Reserve for treasury stock	2,933	0	0	0	0	2,933
Other reserves	277,026	(31,293)	0	0	0	245,733
Retained earnings	9,366	0	0	0	0	9,366
Reserves at consolidated companies	(775)	1,256	0	59	0	540
Translation differences	(669)	0	(1,589)	0	0	(2,258)
Income (Loss) attributed to the Parent Company	(29,907)	29,907	0	0	(98,848)	(98,848)
Income (Loss) attributed to minority interests	(130)	130	0	0	306	306
Total	**457,846**	**0**	**(1,589)**	**59**	**(98,542)**	**357,774**

Capital stock of the Parent Company

The Parent Company's capital stock as of June 30, 2003, consisted of 166,668,000 fully subscribed and paid registered shares of €1 par value each.

All the shares carry the same rights.

The Parent Company's shareholder structure as of June 30, 2003, was as follows:

	Percentage of Ownership
Telefónica, S.A.	34.14
KORT Geding, S.L. (Grupo Planeta y Grupo De Agostini)	25.10
RTL Group Communications S.L.U	17.27
Macame, S.A. (Grupo Banco Santander Central Hispano)	12.80
Banco Santander Central Hispano, S.A.	5.69
Other Shareholders	5.00
	100.00

Legal reserve

Under the revised Corporations Law, 10% of income for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of capital stock.

The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased capital stock amount. Otherwise, until the legal reserve exceeds 20% of capital stock, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

Other Reserves

The "Other Reserves" account includes restricted reserves of €281,141 relating to the "Reserve for Adjustment of Capital Stock to Euros".

Reserve for Parent Company shares

Under the revised Corporations Law, a restricted reserve must be recorded equal to the value of the shares of the Parent Company held by the Group. Also, the par value of the Parent Company shares owned by the Group cannot exceed 10% of the Parent Company's capital stock and the shares in question must be fully paid in.

As of June 30, 2003, the total cost of the Parent Company shares amounted to €2,932,813 and related to 1,444,500 shares of €1 par value each.

Reserves at fully consolidated companies

The detail, by consolidated company, of the balance of the "Reserves at Fully Consolidated Companies" caption as of June 30, 2003, is as follows:

Company	Thousands of Euros
Uniprex subgroup	720
Antena 3 Temática, S.A.	4
Antena 3 Directo, S.A.	(664)
Guadiana Producciones, S.A.	1,102
Antena 3 Perú, S.A.	39
Publicidad 3, S.A.	513
Antena 3 Editorial, S.A.	983
Nova Televisió, S.A.	176
Inversiones Valores Inmuebles, S.L.	(498)
Movierecord, S.A.	1
Megatrix, S.A.	(162)
Antena 3 Producciones, S.A.	(1,805)
Compunet Servicios Telemáticos, S.A.	220
A3D Chile Holding, S.A.	546
Tradingteam, S.L.	(1,206)
A3D Chile, S.A.	673
Variations in the scope	(120)
Fully consolidated	**522**
Canal Factoría de Ficción, S.A.	18
Accounted for by the equity method	**18**
Total	**540**

This caption includes the legal reserves of the subsidiaries amounting to approximately €647,000 as of June 30, 2003. These reserves are restricted.

Translation differences

The detail, by company, of the balance of the "Translation Differences" caption as of June 30, 2003, is as follows:

Company	Thousands of Euros
A3D Chile Holding, S.A.	(904)
A3D Chile , S.A.	(462)
Antena 3 Producciones, S.A.	(637)
Antena 3 Perú, S.A.	(255)
Total	(2,258)

13. Minority Interests

The balance of this caption in the accompanying consolidated balance sheet relates to the equity of minority interests in the consolidated companies. Also, the balances of the "Income/Loss Attributed to Minority Interests" captions in the accompanying consolidated statement of operations reflect the equity of these minority interests in the loss for the six-month period ended June 30, 2003.

The detail of the balances of the "Minority Interests" and "Income/Loss Attributed to Minority Interests" captions as of June 30, 2003, is as follows:

	Thousands of Euros				
Companies	Balance at 12/31/02	Translation Differences	Adjustments to Reserves	2003 Income (Loss)	Balance at 06/30/03
Nova Televisió S.A.	432	-	179	(69)	542
Antena 3 Castilla y León, S.A.	578	-	-	(127)	451
Inversiones Valores Inmuebles, S.L.	85	-	(84)	(1)	-
Compunet Servicios Telemáticos, S.A.	(13)	-	(30)	-	(43)
A3D Chile, S.A.	700	(170)	-	(65)	465
Tradingteam S.A.	207	-	(290)	(44)	(127)
Total	1,989	(170)	(225)	(306)	1,288

14. Payable to credit institutions

The breakdown, by maturity, of the balances of these captions on the liability side of the accompanying consolidated balance sheet as of June 30, 2003, is as follows:

	Thousands of Euros		
	Limit	Balance Drawn Down at Short Term	Balance Drawn Down at Long Term
Syndicated loan	140.000	31.100	108.900
Syndicated credit line	90.000	-	-
Loans	4.132	597	3.535
Credit lines	17.548	2.549	-
Demand deposit overdrafts	-	1	-
Accrued interest payable	-	201	325
Total	251.680	34.448	112.760

On October 28, 2002, the Parent Company arranged a syndicated loan and a syndicated credit line with various credit institutions, with JP Morgan Bank, S.A. as the agent bank, to enable it to purchase through its subsidiary Publicidad 3, S.A. all the shares of Uniprex, S.A. and Antena de Radiodifusión, S.A. held by Grupo Admira Media, S.A., Sole-Shareholder Company (now Telefónica de Contenidos, S.A.U., Sole-Shareholder Company). The loan amounts to €140,000,000 and the limit of the credit line is €90,000,000. As of June 30, 2003, the Parent Company had not drawn down any amount against this credit line, which is secured by the Company's assets.

The agreement under which the loan and credit line were arranged established certain financial and operating conditions to be met by Antena 3 de Televisión S.A. The Company's directors consider that as of June 30, 2003, the Company was meeting all these conditions.

The interest rate on this credit line is tied to EURIBOR plus a spread. There is also a fixed annual fee payable on the loan in addition to various fees paid by the Parent Company at the date the credit line was arranged. The fees payable at over one year are recorded by the Parent Company under the "Deferred Charges" caption in the accompanying consolidated balance sheet.

The interest rates paid by the Parent Company in the six-month period ended June 30, 2003, on the loans and credit facilities arranged at credit institutions are mainly tied to Euribor plus a spread ranging from 0.1% to 1%.

15. Trade accounts payable

The detail of the balance of this caption in the accompanying consolidated balance sheet as of June 30, 2003, is as follows:

	Thousands of Euros
Payable to suppliers	112,442
Payable for unreceived invoices	42,779
Barter payables	4,190
Total	159,411

16. Other provisions

The detail of the balance of the "Other Provisions" caption on the liability side of the accompanying consolidated balance sheet as of June 30, 2003, is as follows:

	Thousands of Euros
Other short-term provisions for contingencies and expenses	105,880
Trade discounts payable	8,375
Total	**114,255**

17. Tax matters

The detail of the balances of the "Taxes Receivable" and "Taxes Payable" captions on the asset and liability sides of the accompanying consolidated balance sheet as of June 30, 2003, is as follows:

	Thousands of Euros
Long term-	
Prepaid taxes	24,923
Short term-	
Prepaid taxes	17,233
Corporate income tax receivable	21,899
Tax credits and other reliefs claimed and not yet used	9,531
Other taxes receivable	13,565
	62,228
Total taxes receivable	**87,151**
Personal income tax withholdings payable	3,656
VAT payable	6,171
Accrued social security taxes payable	3,951
Total taxes payable	13,778

Pursuant to Corporate Income Tax Law 43/1995, on December 26, 2000, Antena 3 de Televisión, S.A. notified the Madrid tax authorities of its decision to file consolidated tax returns indefinitely provided that the requirements established in Article 81 of this Law are met and it does not decide to cease to apply the consolidated tax regime (Law 24/2001).

The filing of consolidated tax returns gives rise to reciprocal intercompany balances, due to the offset of the losses incurred by certain companies against the income earned by other Group companies. These balances are recorded in the "Payable to Group Companies Due to Tax Effect" and "Receivable from Group Companies Due to Tax Effect" accounts, as appropriate.

Corporate income tax is calculated on the basis of income per books determined by application of generally accepted accounting principles, which does not necessarily coincide with taxable income.

The reconciliation of the loss per books for the six-month period ended June 30, 2003, to the tax base for corporate income tax purposes is as follows:

	Thousands of Euros	
	Tax Base	Tax Charge
Loss before taxes for the six-month period ended June 30, 2003	(147,657)	(51,680)
Permanent differences-		
Increases	(2,519)	(882)
Permanent consolidation difference	10,722	3,753
Total permanent differences	8,203	2,871
Tax credits	-	-
Adjusted loss per books	(139,454)	(48,809)
Timing differences		
Increases-		
Arising in the year	67,696	23,693
Decreases-		
Arising in prior years	(3,212)	(1,124)
Total timing differences	64,484	22,569
Tax base and net tax payable	(74,970)	(26,240)
Prepayments as of June 2003		-
Net tax charge		(26,240)

The difference between the tax charge allocated to the current year and to prior years and the tax charge already paid or to be paid for those years, which is recorded in the "Prepaid Income Tax (Deferred Income Tax)" account, arose as a result of the following timing differences:

	Thousands of Euros
Prepaid income tax:	
Investment valuation allowance	5,255
Provision for contingencies and expenses	31,487
Allowance for operating bad debts	1,876
Provision for in-house productions	3,446
Provision for outside productions	92
Total	**42,156**

Based on the estimate made by the directors of the consolidated companies of when future income will be generated enabling the offset and use of these prepaid taxes and tax assets, €24,923,000 thousand were recorded under the "Fixed and Other Noncurrent Assets –Taxes Receivable" caption and the remainder under the "Current Assets - Taxes Receivable" caption.

The detail of the tax loss carryforwards of the companies subject to Spanish corporate income tax and of the related amounts and last years for offset is as follows:

Company	Year Incurred	Tax Loss	Last Year for Offset
		Thousands of Euros	
Publicidad 3, S.A.	1992	25	2007
Uniprex, S.A.	1992	18,736	2007
Publicidad 3, S.A.	1993	8	2008
Uniprex, S.A.	1993	10,172	2008
Publicidad 3, S.A.	1994	9	2009
Publicidad 3, S.A.	1995	3	2010
Publicidad 3, S.A.	1996	3	2011
Publicidad 3, S.A.	1997	22	2012
Uniprex, S.A.	1997	1,507	2012
Antena 3 Iniciativas Comerciales, S.A. en liquidación	1998	227	2013
Antena 3 Interactiva, S.A. en liquidación	1998	42	2013
Arbatax Emisiones Audiovisuales, S.A. en liquidación	1998	1,486	2013
Guadiana Producciones, S.A.	1998	197	2013
Publicidad 3, S.A.	1998	3	2013
Uniprex, S.A.	1998	874	2013
Antena 3 Iniciativas Comerciales, S.A. en liquidación	1999	230	2014
Antena 3 Interactiva, S.A. en liquidación	1999	242	2014
Arbatax Emisiones Audiovisuales, S.A. en liquidación	1999	1,405	2014
Uniprex, S.A.	1999	7,159	2014
Antena 3 Iniciativas Comerciales, S.A. en liquidación	2000	660	2015
Antena 3 Interactiva, S.A. en liquidación	2000	5,341	2015
Arbatax Emisiones Audiovisuales, S.A. en liquidación	2000	41	2015
Battres Comunicación Alternativa, S.A. en liquidación	2000	2,856	2015
Publicidad 3, S.A.	2000	8	2015
Uniprex, S.A.	2000	8,004	2015
Battres Comunicación Alternativa, S.A. en liquidación	2001	1,116	2016
Ensueño Films, S.A.	2001	345	2016
Megatrix, S.A.	2001	1,323	2016
Uniprex, S.A.	2002	27,770	2017
Total		89,814	

Under current tax legislation, the tax loss of a given year can be carried forward for offset against the taxable income of the following 15 years. However, the amount ultimately qualifying for carryforward might be modified as a result of a review by the tax inspection authorities of the years in which the losses arose.

On March 20, 2002 the Spanish Accounting and Audit Institute (ICAC) published a resolution establishing that whenever it is certain that tax losses will be recovered at short term, companies can recognize the tax assets earned in the year, thereby reducing the corporate income tax expense by the amount of these tax assets.

In 2002, pursuant to this resolution, the Company recognized the tax credits earned during the year and those earned in 2001 that had not yet been recognized, the detail being as follows:

	Thousands of Euros
2001	2,213
2002	7,318

The years open for review by the tax inspection authorities are as follows:

Company	VAT	Personal Income Tax	Corporate Income Tax
Antena 3 de Televisión, S.A.	1999	1999	1998
Battres Comunicación Alternativa, S.A.	2002	1998	1998
Nova Televisió, S.A.	1999	1999	1998
Antena 3 Directo, S.A.	1999	1999	1998
Farmaplaning, S.L.	1999	1999	1998
Digimedia, S.A.	1999	1999	1998
Publicidad 3, S.A.	1999	1999	1998
Productora de Aragón, S.A.	1999	1999	1998
Antena 3 Temática, S.A.	1999	1999	1998
Arbatax, Emisiones Audiovisuales, S.A.	1999	1999	1998
Antena 3 Iniciativas Comerciales, S.A.	1999	1999	1998
Guadiana Producciones, S.A.	2000	2000	1998
Antena 3 Editorial, S.A.	1999	1999	1998
Antena 3 Interactiva, S.A.	1999	1999	1998
Movirecord Cine, S.A.	1999	1999	1998
Gestión de Telecomunicaciones 2000, S.L.	1999	1999	1998
Antena 3 Castilla-León, S.A.	1999	1999	1999
Inversiones Valores Inmuebles, S.L.	1999	1999	1998
Compunet Servicios Telemáticos, S.A.	1999	1999	1998
Uniprex, S.A.	1999	1999	1999

The Parent Company's directors do not expect any material liabilities to arise as a result of an inspection of the open years that would affect the consolidated financial statements as of June 30, 2003.

18. Other guarantee commitments to third parties and other contingent liabilities

a) *Guarantee commitments to third parties*

The detail of the guarantees provided by the Group to financial institutions for third parties is as follows:

	Thousands of Euros
Group and associated companies	6,905
Other guarantees	16,482
Total	**23,387**

The Parent Company's directors consider that the unforeseen liabilities, if any, as of June 30, 2003, that might arise from the guarantees provided would not be material.

b) Other contingent liabilities

As of June 30, 2003, the most significant litigation pending was that relating to the complaint filed by various rights management entities amounting to €15,000,000. The Court of First Instance of Alcobendas found for the plaintiffs and the Company appealed against the decision of this Court.

As of June 30, 2003, other civil, labor, criminal and administrative proceedings had been initiated against the Parent Company which were taken into consideration in estimating the possible contingent liabilities.

The directors of the Parent Company and their legal advisers do not expect any material liabilities to arise in addition to those already recorded from the outcome of the lawsuits in progress.

The most significant litigation pending in relation to the consolidated companies is the arbitration proceeding initiated in May 2003 by Uniprex, S.A. to clarify the discrepancies regarding the interpretation of certain clauses of the contract entered into with the Radio Blanca Group.

In relation to the aforementioned proceeding, the Radio Blanca Group has also filed an arbitration proceeding for breach of contract, the right to request the termination of the contract and the payment of the contractually agreed amounts, in addition to the damage and losses caused.

The two arbitration proceedings are being heard simultaneously, and as of the date of these notes to financial statements no arbitration award had been made in relation to the arbitration proceeding filed by the Radio Blanca Group.

The company's legal advisers do not expect any material cost or disbursement to arise for the company as a result of the arbitration proceeding filed by the Radio Blanca Group in addition to the estimated legal defense expenses and, accordingly, the directors did not consider it necessary to record a provision on the liability side of the balance sheet as of June 30, 2003.

19. Foreign currency balances and transactions

a) Foreign currency balances

The breakdown, by currency, of the equivalent euro value of the Group's foreign currency debts reflected on the liability side of the accompanying consolidated balance sheet as of June 30, 2003, is as follows:

	Thousands of Euros
Currency	Trade Accounts Payable
U.S. dollars	46,819
Other currencies	791
Total	47,610

b) Foreign currency transactions

The foreign currency transactions performed in the six-month period ended June 30, 2003, related mainly to transactions denominated in U.S. dollars; their equivalent euro values translated at the average exchange rate for the year were as follows:

	Thousands of Euros
Sales	4,018

20. Revenues and expenses

a) *Contribution of the companies to consolidated results*

The detail of the contribution of each consolidated company to the consolidated loss for the period was as follows:

	Thousands of Euros		
	Individual Income (Loss)	Consolidation Adjustment	Total
Antena 3 de Televisión, S.A.	(100,641)	34,176	(66,465)
Antena 3 Temática, S.A.	(1,114)		(1,114)
Antena 3 Directo, S.A.	(1,930)	1,471	(459)
Guadiana Producciones, S.A.	72		72
Canal Factoría de Ficción, S.A.	(38)		(38)
Antena 3 Peru, S.A.	(59)		(59)
Publicidad 3, S.A.	(25,460)	25,803	343
Antena 3 Editorial, S.A.	(23)		(23)
Nova Televisio, S.A.	(140)		(140)
Antena 3 Castilla y León, S.A.	(317)		(317)
Inversiones Valores Inmuebles, S.L.	(19)	1	(18)
Movierecord, S.A.	(741)	(1,540)	(2,281)
Megatrix, S.A.	(958)		(958)
Antena 3 Producciones, S.A.	166		166
Ensueno Films, S.L.	(232)		(232)
Compunet Servicios Telemáticos, S.A.	(1)		(1)
A3D Chile Holding, S.A.	(188)		(188)
Tradingteam, S.A.	(230)	(376)	(606)
A3D Chile, S.A.	(215)	(522)	(737)
Antena de Radiodifusión, S.A.	(130)	(239)	(369)
Uniprex Onda cero, S.A.	(22,007)	(380)	(22,387)
Radio Tormes, S.A.	(1)	(35)	(36)
Radio Alamedilla, S.A.	(1)	(9)	(10)
Estaciones Radiofónicas de Aragón, S.A.	(1)		(1)
Radio Amanecer, S.A.	(794)	794	0
Ipar Onda, S.A.	7	(92)	(85)
La Veu de Lleida, S.L.	0		0
Ondadit, S.L.	2		2
Radio Sistemas Radiofónicos Cinco, S.L.	(1)		(1)
Radio Noticias 90, S.A.	0		0
Onda Cero, S.A.	(6)		(6)
Canal Media Radio, S.A.	0	(1,022)	(1,022)
Canal Media Radio Galicia, S.L.	0	(1,599)	(1,599)
Onda Cero Ramblas, S.L.	7	(93)	(86)
Corporación Radiofónica de Información y Deporte, S.L.	(194)		(194)
Total	**(155,186)**	**56,338**	**(98,848)**

b) Revenues

The breakdown of the Group's ordinary revenues in the six-month period ended June 30, 2003, is as follows:

	Thousands of Euros
Adverising sales	345,498
Other sales	12,033
Trade and other discounts	(34,450)
Other revenues	18,754
Total ordinary revenues	**341,835**

c) Program amortization and other supplies

The detail of the "Program Amortization and Other Supplies" caption in the six-month period ended June 30, 2003, is as follows:

	Thousands of Euros
Program broadcasting rights	54,355
Broadcasting of in-house productions	71,330
Addition to inventories	(72,692)
Outside production services	59,639
Performances of and contributions by entertainers	4,806
Other amortization	20,471
TOTAL	137,909

The "Addition to Inventories" account reflects the expenses incurred in making programs. In accordance with the Parent Company's procedures, these expenses are capitalized and subsequently amortized by the method described in Note 4-h.

d) Personnel expenses

The breakdown of the personnel expenses in the six-month period ended June 30, 2003, is as follows:

	Thousands of Euros
Wages and salaries	62,081
Social security costs and other employee welfare expenses	13,445
Other personnel expenses	1,106
Total	76,632

The average number of employees in the six-month period ended June 30, 2003, by category, was as follows:

Professional category	Number of Employees
Senior management	121
Operations and programs personnel	1,874
Commercial personnel	349
Management personnel	402
Interns	52
Specific-project contracts	383
Total	**3,181**

e) Rent and fees

The "Rent and Fees" caption in the consolidated statement of operations for the six-month period ended June 30, 2003, includes most notably the fees paid by the Parent Company for the distribution of the audiovisual signal.

f) Other current operating expenses

The breakdown of the balance of this caption in the consolidated statement of operations for the six-month period ended June 30, 2003, is as follows:

	Thousands of Euros
Copyright	9,066
Advertising and publicity	5,427
Communications	8,374
Work performed by other companies	17,552
Other expenses	17,505
Total	**57,924**

g) Fees and other amounts paid to auditors

The fees for audit services provided to the companies composing the Antena 3 de Televisión, S.A. Group and subsidiaries by the main auditor and by other entities related thereto in the six-month period ended June 30, 2003, amounted to €500,000, all of which related to services provided to the Parent Company.

h) *Extraordinary expenses*

The detail of the balance of the "Extraordinary Expenses" caption in the consolidated statement of operations for the six-month period ended June 30, 2003, is as follows:

	Thousands of Euros
Short-term provision for contingencies and expenses (Note 4-m)	35,022
Other extraordinary expenses	139,768
Total	**174,790**

As indicated in Note 9, the "Other Extraordinary Expenses" caption includes an allowance for inventory depreciation of €101,434,000 to adjust the value of the broadcasting rights on in-house and outside production on the basis of the analyses and estimates made.

21. Directors' compensation and other benefits

The compensation earned in the six-month period ended June 30, 2003, by the former and current directors of the Parent Company for salaries and attendance fees amounted to €1,215,415.

The Parent Company has not granted any loans or advances to its Board members and it does not have any supplementary pension, retirement bonus, special indemnity or life insurance commitments to them.

22. Subsequent events

On July 29, 2003, the Board of Directors of the Parent Company adopted the necessary resolutions to execute those adopted by the Special Shareholders' Meeting of the Parent Company on April 28, 2003, in relation to the change in the way in which the shares are represented and other matters relating to the request for the admission to listing of all the shares of Antena 3 de Televisión, S.A. in the Spanish stock exchanges, and their inclusion in the Spanish Unified Computerized Trading System (Continuous Market). The aforementioned Shareholders' Meeting had expressly empowered the Board to execute these resolutions.

These resolutions of the Special Shareholders' Meeting and the Board meeting were executed in a public deed dated August 6, 2003, which, after it was registered at the Mercantile Registry, was also filed for registration with the Spanish National Securities Market Commission (CNMV).

The announcement of the change in the way the shares are represented, pursuant to Royal Decree 116/1992, was published on August 11, 2003, thereby initiating a one-month period during which shareholders must hand in their share certificates so that they can be replaced by book entries.

The aforementioned Board meeting of the Parent Company resolved to call a Special Shareholders' Meeting with the following agenda:

One.- To change the par value of the shares and, consequently, Article 5 of the bylaws.

Two.- To amend Articles 21 and 29 of the bylaws, relating to the minimum capital required to attend the Shareholders' Meeting and the minimum and maximum number of Board members.

Three.- To amend Articles 3, 7, 8, 10, 14, 17, 20, 23, 24, 25, 26, 27, 30, 31, 31bis, 32, 33, 34, 35, 36, 37 and 38 of the bylaws, including current regulations on the corporate governance of listed companies.

Four.- To approve the revised bylaws, including the aforementioned amendments approved by the Shareholders' Meeting.

Five.- To set the number of directors. Appointment and ratification of directors.

Six.- To set the directors' compensation.

Seven.- To revoke the current resolution adopted by the Shareholders' Meeting in relation to the acquisition of treasury stock and to adopt a new resolution in this connection.

Eight.- To approve the regulations of the Shareholders' Meeting.

Nine.- Report and notification of the regulations of the Board of Directors.

Ten.- To delegate powers to formalize, interpret, rectify and execute the resolutions adopted by the Shareholders' Meeting.

23. Explanation added for translation to English

These consolidated financial statements are presented on the basis of accounting principles generally accepted in Spain. Certain accounting practices applied by the Group that conform with generally accepted accounting principles in Spain may not conform with generally accepted accounting principles in other countries.

On August 29, 2003, the Board of Directors of Antena 3 de Televisión, S.A. resolved to prepare the consolidated financial statements as of June 30, 2003 of Antena 3 de Televisión, S.A. contained in this document, which are signed below by the directors in proof of conformity:

José Manuel Lara Bosch

Maurizio Carlotti

José Creuheras Margenat

José Luis Díaz Fernández

Marco Drago

Gestora de Medios Audiovisuales de Fútbol, S.L.
Represented by Eduardo Sanfrutos Gambín

Joan David Grimà Terré

Ramón Mas Sumalla

RTL Group Communications, S.L.
Represented by Nicolás Abel Bellet de Travernost

RTL Group, S.A.
Represented by Thomas Rabe

Telefónica Media Internacional de Contenidos, S.A.
Represented by Pedro Ramón y Cajal Agüeras

Telefónica Medios de Comunicación, S.A.
Represented by Pedro Antonio Martín Marín

Raimundo Fdez. Villaverde, 65.
28003 Madrid
España

Tel.: +(34) 915 14 50 00
Fax: +(34) 915 14 51 80
www.deloitte.es

Deloitte & Touche

Translation of a report originally issued in Spanish based on our work performed in accordance with generally accepted auditing standards in Spain. In the event of a discrepancy, the Spanish-language version prevails.

AUDITORS' REPORT ON FINANCIAL STATEMENTS

To the Shareholders of
Antena 3 de Televisión, S.A.:

We have audited the financial statements of ANTENA 3 DE TELEVISIÓN, S.A. comprising the balance sheet as of December 31, 2002, and the related statement of operations and notes to financial statements for the year then ended. The preparation of these financial statements is the responsibility of the Company's directors. Our responsibility is to express an opinion on the financial statements taken as a whole based on our audit work performed in accordance with generally accepted auditing standards, which require examination, by means of selective tests, of the documentation supporting the financial statements and evaluation of their presentation, of the accounting principles applied and of the estimates made.

As required by Spanish corporate law, for comparison purposes the directors present, in addition to the 2002 figures for each item in the balance sheet and statements of operations and of changes in financial position, the figures for 2001. Our opinion refers only to the 2002 financial statements. Our auditors' report dated March 21, 2002, on the 2001 financial statements contained an unqualified opinion.

As indicated in Notes 4-d and 7 to the financial statements referred to above, the Company has controlling interests in various companies. The financial statements referred to above do not reflect the increases in the value of the Company's investments in these companies which would result from fully consolidating the majority holdings and from accounting for the investments in associated companies by the equity method. The effect of applying these methods is included in Note 4-d.

In our opinion, the financial statements for 2002 referred to above present, in all material respects, a true and fair view of the net worth and financial position of Antena 3 de Televisión, S.A. as of December 31, 2002, and of the results of its operations and of the funds obtained and applied by it in the year then ended, and contain the required information, sufficient for their proper interpretation and comprehension, in conformity with generally accepted accounting principles and standards applied on a basis consistent with that of the preceding year.

The accompanying management report for 2002 contains the explanations which the directors consider appropriate about the Company's situation, the evolution of its business and other matters, but is not an integral part of the financial statements. We have checked that the accounting information in the management report is consistent with that contained in the financial statements for 2002. Our work as auditors was confined to checking the management report with the aforementioned scope, and did not include a review of any information other than that drawn from the Company's accounting records.

DELOITTE & TOUCHE ESPAÑA, S.L.
Registered in ROAC under No. S0692

Luis Jiménez Guerrero

February 21, 2003

Deloitte
Touche
Tohmatsu

Deloitte & Touche España, S.L. Inscrita en el Registro Mercantil de Madrid, tomo 13.650, folio 188, sección 8, hoja M-54414. C.I.F.: B-79104469. Domicilio Social: Raimundo Fernández Villaverde, 65. 28003 Madrid.

Antena 3 de Televisión, S.A.

Balance Sheets as of December 31, 2002 and 2001 (Thousands of Euros)

Translation of reports and financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 22). In the event of a discrepancy, the Spanish-language version prevails.

ASSETS	2002	2001
FIXED AND OTHER NONCURRENT ASSETS:		
Start-up expenses	**53**	**180**
Intangible assets (Note 5)	**9.028**	**7.695**
Tangible fixed assets (Note 6)-	**104.244**	**111.481**
Land and structures	56.993	57.725
Plant	77.992	74.667
Other tangible fixed assets	67.255	62.019
Accumulated depreciation	(97.996)	(82.930)
Long-term investments (Note 7)	**237.909**	**61.274**
Treasury stock (Note 11)	**2.933**	**2.933**
Prepaid taxes (Note 15)	**4.184**	**5.498**
Total fixed and other noncurrent assets	**358.351**	**189.061**
DEFERRED CHARGES	**1.835**	**-**
CURRENT ASSETS:		
Inventories (Note 8)-	**288.662**	**309.393**
Program rights	235.702	242.589
Consumables and other inventories	5.721	5.545
Advances to suppliers	47.239	61.259
Accounts receivable-	**189.336**	**182.058**
Trade receivables for sales and services (Note 9)	127.114	132.490
Receivable from Group and associated companies (Note 10)	52.522	43.646
Taxes receivable (Note 15)	18.434	9.369
Sundry accounts receivable	5.677	8.498
Allowance for bad debts	(14.411)	(11.945)
Short-term investments (Note 4-g)	**23.875**	**26.726**
Cash	**3.957**	**21.444**
Accrual accounts	**1.620**	**981**
Total current assets	**507.450**	**540.602**
TOTAL ASSETS	**867.636**	**729.663**

The accompanying Notes 1 to 22 are an integral part of the consolidated balance sheet as of December 31, 2002.

SHAREHOLDER'S EQUITY AND LIABILITIES	2002	2001
SHAREHOLDERS' EQUITY (Note 11):		
Capital stock	166.668	166.668
Legal reserve	33.334	33.334
Reserve for treasury stock	2.933	2.933
Other reserves	277.026	257.437
Retained earnings	9.366	9.366
Income (Loss) for the year	(31.293)	39.416
Total shareholders' equity	458.034	509.154
LONG-TERM DEBT:		
Payable to credit institutions (Note 12)	125.371	–
Payable to Group and associated companies (Note 10)	3.999	5.381
Other accounts payable	673	1.274
Capital payments payable (Note 7)	120	120
Total long-term debt	130.163	6.775
CURRENT LIABILITIES:		
Payable to credit institutions (Note 12)	17.454	10
Trade accounts payable (Note 13)	129.729	127.618
Payable to Group and associated companies (Note 10)	31.603	24.804
Customer advances	1.906	2.405
Taxes payable (Note 15)	9.616	8.109
Compensation payable	8.251	5.750
Other nontrade payables	75	3.897
Other provisions (Note 14)	80.427	41.141
Accrual accounts	378	–
Total current liabilities	279.439	213.734
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	867.636	729.663

The accompanying Notes 1 to 22 are an integral part of the consolidated balance sheet as of December 31, 2002.

Antena 3 de Televisión, S.A.

Statements of operations for 2002 and 2001 (Thousands of Euros)

Translation of reports and financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 22). In the event of a discrepancy, the Spanish-language version prevails.

DEBIT	2002	2001
EXPENSES:		
Program and other amortization (Note 18)	269.447	237.355
Personnel expenses (Note 18)	95.882	92.192
Depreciation and amortization expense	19.351	16.780
Rent and fees (Note 18)	25.207	22.519
Variation in operating allowances	2.466	1.775
Other current operating expenses (Note 18)	87.298	85.932
Taxes other than income tax	907	2.149
	500.558	458.702
Operating income	**33.523**	**91.508**
Financial and similar expenses	3.502	2.141
Exchange losses	–	1.589
	3.502	3.730
Financial income	**1.144**	**338**
Income from ordinary activities	**34.667**	**91.846**
Losses on tangible fixed assets	217	130
Variation in investment valuation allowances (Note 7)	31.338	21.812
Extraordinary expenses (Notes 4-k and 18)	39.329	18.235
	70.884	40.177
Income before taxes	–	**57.530**
Corporate income tax (Note 15)	438	18.114
Income for the year	–	**39.416**

The accompanying Notes 1 to 22 are an integral part of the 2002 statement of operations.

CREDIT	2002	2001
REVENUES:		
Net revenues (Note 18)		
Advertising revenues	552.348	568.746
Sales discounts	(45.099)	(48.010)
	507.249	520.736
Other revenues	26.832	29.474
	534.081	550.210
Interest and similar revenues	3.651	4.068
Exchange gains	995	–
	4.646	4.068
Gains on disposals of intangible assets, tangible fixed assets and		
control portfolio	217	4.611
Extraordinary revenues	5.145	1.250
	5.362	5.861
Extraordinary loss	**65.522**	**34.316**
Loss before taxes	**30.855**	–
Loss for the year	**31.293**	–

The accompanying Notes 1 to 22 are an integral part of the 2002 statement of operations.

Translation of reports and financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 22). In the event of a discrepancy, the Spanish-language version prevails.

1. COMPANY DESCRIPTION

Antena 3 de Televisión, S.A. ("the Company") was incorporated on June 7, 1988, and its then sole corporate purpose was the indirect management of a television service.

For this purpose, it submitted its bid in response to the call for tenders made in accordance with Article 8 of Private Television Law 10/1988 and was awarded a concession for the indirect management of the television service, pursuant to a resolution of the Spanish Council of Ministers of August 25, 1989, for a period of ten years, which ended on April 3, 2000.

On May 7, 1996, the Shareholders' Meeting resolved to change and extend the Company's corporate purpose, as permitted by Satellite Telecommunications Law 37/1995.

On March 10, 2000, the Council of Ministers adopted a resolution for the renewal of the concession for the indirect management of the television service for a period of ten years from April 3, 2000. The terms of this renewal were the same as for the former concession, with the added obligation of commencing digital broadcasting on April 3, 2002. The Company made all the necessary investments to enable it to begin broadcasting on that date the Antena 3 de Televisión, S.A. signal pursuant to Royal Decree 2169/1998 which approved the Spanish Technical Plan for Terrestrial Digital Television.

In view of the business activity carried on the Company, it does not have any environmental liability, expenses, assets, provisions or contingencies that might be material with respect to its net worth, financial position and results of operations. Accordingly, these notes to financial statements do not contain any specific disclosures relating to environmental issues.

2. BASIS OF PRESENTATION

The 2002 financial statements, which were prepared from the Company's accounting records, are presented in accordance with the Spanish National Chart of Accounts and, accordingly, give a true and fair view of the Company's net worth, financial position and results of operations. These financial statements, which were prepared by the Company's directors, will be submitted for approval by the Shareholders' Meeting, and it is considered that they will be approved without any changes.

3. Proposed distribution of income

The Company's directors will propose to the Shareholders' Meeting that the loss for 2002 be charged to other reserves.

4. Valuation standards

The main valuation methods applied by the Company in preparing its financial statements for 2002, in accordance with the Spanish National Chart of Accounts, were as follows:

a) Start-up expenses

Start-up expenses, which relate to capital increase expenses, are recorded at cost. These expenses are amortized on a straight-line basis over five years. €127,000 of amortization of start-up expenses were charged to the statement of operations in 2002.

b) Intangible assets

This caption in the balance sheet includes basically the costs incurred in the acquisition or production of computer software when it will foreseeably be used for several years. Most of these assets are amortized on a straight-line basis over five years. In the event of software obsolescence, the related allowances for decline in value are recorded or the asset is definitively retired.

c) Tangible fixed assets

Tangible fixed assets are carried at cost.

The costs of expansion, modernization or improvements leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of the assets are capitalized.

Upkeep and maintenance expenses are expensed currently.

The Company depreciates its tangible fixed assets by the straight-line method at annual rates based on the following years of estimated useful life:

	Years of estimated useful life
Structures	33
Plant	10 and 12.5
Computer hardware	5 and 10
Other fixtures	5, 10 and 12.5
Other tangible fixed and assets	6 and 10

d) Long-term Investments

Long-term investments consist basically of unlisted securities, which are valued at the lower of cost or underlying book value of the holdings, adjusted by the amount of the unrealized gains disclosed at the time of acquisition and still existing at year-end, net, where appropriate, of the required allowances for decline in value if cost is higher than fair value at year-end. The effect of applying consolidation principles would have been to reduce shareholders' equity as of December 31, 2002, by €188,000, to reduce the loss for the year by €1,256,000 and to increase assets by €50,264,000.

e) Treasury stock

The shares of treasury stock acquired by the Company without a capital reduction resolution having been adopted by the Shareholders' Meeting are valued at acquisition cost, net, where appropriate, of the allowances required to adjust this value to the underlying book value of the shares.

Also, in accordance with Article 79 of the revised Corporations Law, the Company has recorded a restricted reserve for an amount equal to the acquisition cost of the treasury stock. This reserve is included under the "Shareholders' Equity" caption in the accompanying balance sheet.

f) Inventories

Program rights

Rights and programs inventories are valued, based on their nature, as follows:

1. Inventoriable in-house productions (programs produced to be rerun, such as series) are recorded at acquisition and/or production cost, which include both external costs billed by third parties for program production and for the acquisition of resources, and internal production costs, which are calculated by applying preset internal rates on the basis of the time during which operating resources are used in production. The costs incurred in producing the programs are recorded on the basis of their nature under the appropriate captions in the statement of operations and are included under the "Program Rights" caption in the balance sheet with a credit to the "Program and Other Amortization - Inclusion in Inventories" account in the statement of operations.

   Amortization of these programs is recorded under the "Program and Other Amortization" caption in the statement of operations on the basis of the number of showings, in accordance with the following percentages:

	Percentage of amortization
1st showing	70
2nd showing	25
Residual value	5

Given their special nature, the series which are broadcast daily are amortized in full when the first showing of each episode is broadcast.

The residual value of the series is recorded as an expense in the statement of operations on the basis of the sales of broadcasting rights to other operators, both in Spain and abroad. In any event, after the sixth year from the date when production of the program was completed, the unamortized cost is written off in full.

2. Non-inventoriable in-house productions (programs produced to be shown only once) are valued by the same methods and procedures as those used to value inventoriable in-house productions. Programs produced and not shown are recorded at year-end under the "Program Rights – In-House Production and Production in Process" caption in the balance sheet. The cost of these programs is recorded under the "Program and Other Amortization" caption in the statement of operations at the time of the first showing.

3. Rights on outside productions (films, series and other similar productions) are recorded at acquisition cost. These rights are deemed to be acquired when the term of the right commences for the Company. Payments to outside production distributors made prior to commencement of the term of the right are recorded under the "Advances to Suppliers" caption in the balance sheet. The amortization of the rights is recorded in the statement of operations under the "Program and Other Amortization" caption on the basis of the number of showings, in accordance with the following percentages, which are set on the basis of the number of showings contracted:

	Number of showings contracted		
FILMS	1	2	3 or more
1st showing	100%	50%	50%
2nd showing	–	50%	30%
3rd showing	–	–	20%

	Number of showings contracted	
SERIES	1	2 or more
1st showing	100%	50%
2nd showing	–	50%

4. Live broadcasting rights are recorded at cost. The cost of these rights is recorded as an expense under the "Program and Other Amortization" caption in the statement of operations at the time of broadcast of the event on which the rights were acquired.

Consumables and other

Dubbings, sound tracks, titles and tunes of outside productions are recorded at acquisition or production cost. The amortization of rights is recorded under the "Program and Other Amortization" caption in the statement of operations at the time of the showing, by the same method as that used for outside productions.

Other inventories are recorded at acquisition cost and are allocated to income by the effective or actual amortization method over the usage period.

Allowances

The Company records allowances to reduce the unamortized portion of the value of in-house productions and of the rights on outside productions which it considers will not be shown. When the rights expire, the allowances recorded are used to write off the cost of the rights.

Classification of programs

Program inventories are classified as current assets in accordance with the Spanish National Chart of Accounts and standard practice in the industry in which the Company operates. However, programs are used over several years (see Note 8).

g) Short-term Investments

This caption includes short-term investments (mainly in fixed-income securities). The Company records these short-term investments for the amount effectively paid and for the unmatured accrued interest at year-end earned on these acquisitions. As of December 31, 2002, the Company had short-term deposits amounting to €21,787,000.

This caption also includes the holdings of Antena 3 de Televisión, S.A. in companies intended for realization or settlement at short term, which as of December 31, 2002, were recorded at their net asset value (€20,631,000), net of an allowance of the same amount to cover the risk associated in these investments. The data on the net worth position of these investees were obtained from the respective companies' unaudited financial statements as of December 31, 2002.

In addition, this caption includes €1,804,000 relating to the portion of the loan granted to Manga Films, S.A. maturing on November 29, 2003, which earns annual interest tied to Euribor. The Company records this loan at the amount effectively paid together with the related unmatured accrued interest at year-end.

h) Exchange differences

Fixed assets and receivables and payables denominated in foreign currencies are translated to euros at the exchange rates ruling at the transaction date, and the receivables and payables are adjusted at year-end to the exchange rates then prevailing, unless hedges have been arranged, in which case they are valued at the hedged exchange rate.

The positive net differences arising an adjustment of foreign currency accounts receivable and payable to year-end exchange rates are recorded under the "Deferred Revenues" caption on the liability side of the balance sheet, unless exchange losses have been charged to income in prior years, in which case the net positive differences are credited to period income up to the limit of the negative net differences charged to income in prior years. Negative differences are charged to income. Positive differences deferred in prior years are credited to income in the year in which the related accounts receivable and payable fall due or are repaid early, or as negative exchange differences for the same or a higher amount are recognized.

i) Corporate income tax

The expense or revenue for corporate income tax of each year is calculated on the basis of book income before taxes, increased or decreased, as appropriate, by the permanent differences from taxable income.

In 2001 the Company started to be taxed on a consolidated basis with other Group companies (see Note 15).

In this connection, in calculating its corporate income tax, the Company observed the Spanish Accounting and Audit Institute (ICAC) Resolution of October 9, 1997, establishing the methods for the recording of corporate income tax at companies that file consolidated tax returns.

Prepaid taxes are only recognized as assets if their future realization is reasonably assured. For this purpose the Company observed the ICAC Resolution of March 15, 2002, establishing the methods for recording prepaid taxes.

j) Recognition of revenues and expenses

General method

Revenues and expenses are recognized on an accrual basis, i.e. when the actual flow of the related goods and services occurs, regardless of when the resulting monetary or financial flow arises.

However, in accordance with the accounting principle of prudence, the Company only records realized income at year-end, whereas foreseeable contingencies and losses, including possible losses, are recorded as soon as they become known.

Advertising revenues

At present, the Company obtains basically advertising revenues, which are recorded in the statement of operations when the advertising spot is broadcast.

Sale of in-house production and other audiovisual rights

The Company records these sales as period revenues when the broadcasting rights for the in-house production or the audiovisual rights are sold. The advances received on sales of these rights are not taken to income until the rights are transferred.

k) Short-term provisions for contingencies and expenses

The Company records under the "Other Provisions" caption in the accompanying balance sheet the estimated amount required for probable or certain third-party liability arising from guarantees provided by the Company, litigation, indemnity payments and outstanding obligations of undetermined amount, and to cover projected losses. These allowances are recorded when the liability, obligation or decision giving rise to the indemnity, payment or loss arises. This caption also includes the provisions required for losses of Group companies which exceed the book value of the related holdings. €28,477,000 were charged in this connection to the "Extraordinary Expenses" caption in the accompanying statement of operations for 2002 (see Note 18-g).

l) Severance costs

Under current labor regulations, the Company is required to pay severance to employees terminated under certain conditions. The Company's directors consider that no terminations will take place in the near future and, accordingly, no provision has been recorded in this connection in the accompanying balance sheet as of December 31, 2002.

5. INTANGIBLE ASSETS

The transactions recorded in 2002 in intangible asset accounts and the related accumulated amortization are summarized as follows:

	Thousand of euros				
	Balance at 12/31/01	Additions or provisions	Retirements	Transfers	Balance at 12/31/02
Cost:					
Intellectual property	75	–	–	–	75
Audiovisual rights	–	16,000	(16,000)	–	–
Computer software	12,609	2,748	–	1,469	16,826
	12,684	18,748	(16,000)	1,469	16,901
Accumulated amortization:					
Intellectual property	(75)	–	–	–	(75)
Computer software	(4,914)	(2,439)	–	(445)	(7,798)
	(4,989)	(2,439)	–	(445)	(7,873)
Total	7,695				9,028

When Antena 3 de Televisión, S.A. acquired the 2002 Soccer World Cup broadcasting rights, it also acquired a preferential option on rights for the free-to-air TV broadcasting in Spain of the 2006 Soccer World Cup. The Company valued this option at €16,000,000 on the basis of an analysis reviewed by an independent expert. Subsequently, in 2002 the Company decided to sell this option to Corporación Admira Media, S.A., Sole-Shareholder Company, for the same amount.

As of December 31, 2002, the cost and accumulated amortization of the fully amortized intangible assets currently being used by the Company amounted to €107,563.

6. Tangible fixed assets

The transactions recorded in 2002 in tangible fixed asset accounts and the related accumulated depreciation are summarized as follows:

	Thousands of euros				
	Balance at 12/31/01	Additions or provisions	Retirements or reductions	Transfers	Balance at 12/31/02
Cost:					
Land and structures	57,725	764	–	(1,496)	56,993
Plant	74,667	2,187	(301)	1,439	77,992
Computer hardware	19,090	4,354	(1,124)	(1,099)	21,221
Other fixtures and tangible fixed assets	42,295	3,230	(385)	321	45,461
Construction in progress	634	573	–	(634)	573
	194,411	11,108	(1,810)	(1,469)	202,240
Accumulated depreciation:					
Structures	(10,753)	(1,652)	–	126	(12,279)
Plant	(39,181)	(7,624)	113	18	(46,674)
Computer hardware	(8,654)	(3,740)	838	393	(11,163)
Other fixtures and tangible fixed assets	(24,342)	(3,769)	323	(92)	(27,880)
	(82,930)	(16,785)	1,274	445	(97,996)
Total	**111,481**				**104,244**

As of December 31, 2002, the cost and accumulated depreciation of the fully depreciated assets being used by the Company amounted to €23,095,536.

The Company takes out insurance policies to sufficiently cover the possible risks to which its tangible fixed assets are subject.

7. LONG-TERM INVESTMENTS

The transactions recorded in 2002 in the "Long-Term Investments" accounts and in the related allowances are summarized as follows:

	Thousands of euros			
	Balance at 12/31/01	Additions or provisions	Retirements or reductions	Balance at 12/31/02
Investments in Group companies-				
Antena 3 Directo, S.A.	18,138	–	–	18,138
Movierecord Cine, S.A.	18,006	–	–	18,006
Inversiones Valores Inmuebles, S.L.	8,752	782	–	9,534
Antena 3 Interactiva, S.A.	8,415	–	(8,415)	–
Antena 3 Producciones, S.A.	6,343	–	–	6,343
Battres Comunicación Alternativa, S.A.U.	3,652	–	(3,652)	–
Antena 3 Iniciativas Comerciales, S.A.	3,516	–	(3,516)	
Antena 3 Temática, S.A.	2,784	–	–	2,784
Compunet Servicios Telemáticos, S.A.	2,404	–	–	2,404
Megatrix, S.A.	2,250	–	–	2,250
Ensueño Films, S.L.	1,804	–	–	1,804
Antena 3 International, Inc.	1,676	–	–	1,676
Traherpa, S.L.U.	1,275	–	(1,275)	–
Antena 3 Castilla y León, S.A.	1,260	–	–	1,260
Farmaplanning, S.L.	606	–	(606)	–
Publicidad 3, S.A.	505	–	–	505
Antena 3 Perú, S.A.	364	2,764	–	3,128
Nova Televisió, S.A.	245	–	–	245
Licencias e Imagen, S.A.U.	90	–	(90)	–
Guadiana Producciones, S.A.U.	66	–	–	66
Antena 3 Editorial, S.A.	60	–	–	60
Todotoys, S.L.	3,142	–	(3,142)	–
Total investments in Group companies	85,353	3,546	(20,696)	68,203
Investments in associated companies-				
Canal Factoría de Ficción, S.A.	240	–	–	240
Total investments in associated companies	240	–	–	240
Other investments-				
Canal Satélite Digital, S.L.	10,020	1,125	–	11,145
T.V.I. Televisão Independente, S.A.	2,016	–	–	2,016
Media Park, S.A.	1,142	–	–	1,142
Usandizaga Canal y Asociados, S.A.	541	–	(541)	–
Total other investments	13,719	1,125	(541)	14,303
Long-term guarantees	135	2	–	137
Long-term loans	3,606	204,808	(902)	207,512
Investment valuation allowance	(41,779)	(31,338)	20,631	(52,486)
Total	**61,274**	**177,526**	**(1,508)**	**237,909**

The variation of €31,338,000 in the investment valuation allowance is recorded under the "Variation in Investment Valuation Allowances" caption in the accompanying statement of operations.

The Group companies and information thereon are as follows:

			Thousands of euros					
Company	Location	Line of Business	% of Ownership	Capital	Reserves	Shareholders' contributions	Income (loss) for the year	Extraordinary income (loss)
Publicidad 3, S.A.	Madrid	Advertising	100%	60	(320)	468	(23,074)	(31,534)
Antena 3 Editorial, S.A.	Madrid	Management of rights	100%	60	376	–	607	39
Antena 3 International, Inc.	U.S.A.	Portfolio company	100%	2,321	(1,839)	–	(b)	(b)
Antena 3 Perú, S.A.	Peru	Television	100%	3,016	(264)	–	(12)	(1)
Antena 3 Directo, S.A.	Madrid	TV home shopping	100%	17,580	(2,693)	–	(9,961)	(11,643)
Antena 3 Castilla y León, S.A.	Madrid	Audiovisual productions	60%	2,100	(627)	–	(28)	10
Antena 3 Temática, S.A.	Madrid	Audiovisual productions	100%	998	1,231	–	146	159
Antena 3 Interactiva, S.A.	Madrid	Internet	100%	8,415	(9,541)	–	(2,508)	(1,222)
Antena 3 Producciones, S.A.	Peru	Audiovisual productions	100%	2,922	193	–	227	99
Nova Televisió, S.A.	P. Mallorca	Audiovisual productions	51%	481	292	–	108	(1)
Movierecord Cine, S.A.	Madrid	Advertising in cinemas	100%	801	5,513	–	(3,788)	211
Megatrix, S.A.	Madrid	Audiovisual productions	100%	2,250	(1,324)	–	98	(1)
Ensueño Films, S.L.	Madrid	Audiovisual productions	100%	1,804	(345)	–	(1,263)	3
Inversiones Valores Inmuebles, S.L.	Madrid	Portfolio company	92,35%	5	(2)	–	(608)	(598)
Compunet Servicios Telemáticos, S.A. (a)	Madrid	Internet	20%	6	(728)	–	(214)	12
Guadiana Producciones, S.A.	Madrid	Production, distribution and screening	100%	60	1,036	–	72	–
Licencias e Imagen, S.A.	Madrid	Merchandising	100%	60	110	–	(407)	(2)

(a) The Company owns indirect holdings of 14% through Traherpa, S.L. and of 60.95% through Inversiones de Valores Inmuebles, S.L.

(b) Information not available.

The associated company and information thereon are as follows:

			Thousands of euros					
Company	Location	Line of business	% of ownership	Capital stock and additional paid-in capital	Reserves	Income for the year	Extraordinary income	Capital payments payable
Canal Factoría de Ficción, S.A	Madrid	Production of fiction programs	40%	600	(a)	(a)	(a)	120

(a) Information not available.

The other investees of the Company and information thereon are as follows:

Company	Location	Line of business	% of ownership	Thousands of euros: Capital and additional paid-in capital	Reserves	Income (loss) for the year
T.V.I. Televisâo Independente, S.A.	Lisboa	Television	0.001%	65,810	(a)	(a)
Canal Satélite Digital, S.L.	Madrid	Digital television	2.25%	(a)	(a)	(a)
Media Park, S.A.	Barcelona	Theme park	0.94%	45,245	27,237	(27,913)

(a) Information not available.

The information on Antena 3 Directo, S.A., Antena 3 Castilla y León, S.A., Antena 3 Temática, S.A., Nova Televisió, S.A., Antena 3 Interactiva, S.A., Publicidad 3, S.A., Megatrix, S.A., Antena 3 Producciones, S.A., and Movierecord Cine, S.A. was obtained from the audited financial statements as of December 31, 2002.

None of Antena 3 de Televisión, S.A.'s investees is listed on Spanish or foreign stock exchanges.

On April 9, 2002, the Shareholders' Meeting of Canal Satélite Digital, S.L. resolved to increase capital by €49,999,793. Based on Antena 3 Televisión, S.A.'s ownership interest in this company, the amount disbursed was €1,125,000.

On July 12, 2002, the Company converted the loan of €2,764,000 granted to Antena 3 Perú into capital.

On September 14, 2002, the capital increase of €31,800,000 at Media Park, S.A. was subscribed in full; however, since Antena 3 de Televisión, S.A. did not subscribe to any shares, its ownership interest in this company was reduced to 0.94%.

On October 9, 2002, the resolution to dissolve Farmaplanning, S.L. with the transfer en bloc of its assets and liabilities to Antena 3 Televisión, S.A. was recorded in a public deed. The gain of €126,000 obtained on this transaction is recorded under the "Gains on Disposals of Intangible Assets, Tangible Fixed Assets and Control Portfolio" caption in the accompanying statement of operations.

On October 29, 2002, the Company exercised its purchase option on 568 shares of Inversiones en Valores Inmuebles, S.L., thereby increasing its ownership interest in this company to 92.35%. This company in turn owns 66% of the capital of Compunet Servicios Telemáticos, S.L.

In 2002, after consecutive capital increases at TVI-Televisão Independiente, S.A. that were not subscribed by Antena 3 de Televisión, S.A., the Company's ownership interest in this company was reduced to 0.00152%.

In 2002 the Company resolved to realize or settle at short term its investments in Antena 3 Iniciativas Comerciales, S.A., Antena 3 Interactiva, S.A., Battres Comunicación Alternativa, S.A., Todotoys, S.L., Licencias e Imágenes, S.A.U., Traherpa, S.L. and Usandizaga Canal y Asociados, S.A. The holdings in these companies are recorded under the "Short-Term Investments" caption in the accompanying balance sheet at their net asset value, net of the allowance to cover the risk of Antena 3 Televisión, S.A.'s investments in the related investees (see Note 4-g).

On December 29, 2000, Antena 3 de Televisión, S.A. granted Manga Films, S.L. a short-term loan of €18,030,363. In 2001 the loan agreement was renegotiated and Antena 3 de Televisión, S.A. accepted partial repayment of the loan through the transfer by Manga Films, S.L. of the public copying and communication rights on various feature films for a total price €13,522,772. For the remaining portion of the loan, it was decided to grant a five-year extension, i.e. through November 29, 2006, with annual repayments of €901,518. The interest payable by Manga Films, S.L. will be calculated based on the loan principal at a rate tied to Euribor. This caption includes the portion of the loan which matures at over one year.

On September 10, 2002, a purchase and sale and loan transfer agreement was recorded in a public deed, effective January 1, 2002 for accounting purposes. This agreement enabled Publicidad 3, S.A. (a wholly-owned investee of Antena 3 de Televisión, S.A.) to acquire from Grupo Admira Media, S.A. (now Telefónica de Contenidos, S.A., Sole-Shareholder Company) all the shares of Uniprex, S.A. and Cadena Voz de Radiodifusión, S.A. The goodwill arising from this transaction in relation to these two companies amounted to €146,624,393 and is being amortized by Publicidad 3, S.A. on a straight-line basis over 20 years.

In 2003 the Company approved the grant of a new participating loan to support the operations of these subsidiaries (see Note 20).

The Company has granted a ten-year loan of €233,000,000 to Publicidad 3, S.A. to enable it to meet its obligations under the purchase and sale and loan transfer agreement relating to Uniprex, S.A. and Cadena Voz de Radiodifusión, S.A. As of December 31, 2002, €204,724,000 had been drawn down against this loan.

8. Inventories

The detail of the balance of this caption in the balance sheet as of December 31, 2002, is as follows:

	Thousands of euros
Program rights, net-	
Rights on outside productions	176,182
In-house productions and programs in process	77,677
Sports broadcasting rights	3,214
Allowance for inventory obsolescence	(21,371)
	235,702
Consumables and other-	
Dubbing, sound tracks and titles	2,943
Other materials	2,778
	5,721
Advances to suppliers	**47,239**
Total inventories	**288,662**

The "Advances to Suppliers" caption in the accompanying balance sheet as of December 31, 2002, includes basically prepayments in connection with commitments to purchase sports broadcasting rights and rights on outside productions.

At 2002 year-end the Company had commitments, mainly for the purchase of audiovisual property rights, amounting to €157,500,000.

It is estimated that €134,655,000 of rights on in-house and outside productions will be amortized in 2003 (see Note 4-f).

9. Trade receivables

The balance of this caption in the balance sheet as of December 31, 2002, is made up of the following accounts, which were grouped together for presentation purposes:

	Thousands of euros
Trade receivables for sales	118,316
Barter trade receivables	8,023
Trade notes receivable	775
Total	**127,114**

10. Balances and transactions with Group and associated companies

The detail of the balances of the "Receivable from Group and Associated Companies" and "Payable to Group and Associated Companies" captions on the asset and liability sides, respectively, of the accompanying balance sheet as of December 31, 2002, is as follows:

	Thousand of euros					
	Short-term receivables			Short-term payables		
	Operating receivables	Short-term loans	Receivable from group and associated companies	Short-term payables	Operating payables	Payable to group and associated companies
Group companies:						
Nova Televisió, S.A.	30	-	30		(157)	(157)
Antena 3 Editorial, S.A.	-		-	(1,209)	-	(1,209)
Antena 3 International, Inc.	5	-	5	-	(16)	(16)
Antena 3 Perú, S.A.	44		44	-	-	-
Antena 3 Directo, S.A.	238	6,913	7,151	(772)	(86)	(858)
Guadiana Producciones, S.A.	27	439	466	-	(248)	(248)
Gestión de Telecomunicaciones 2000, S.L.	-	305	305	(3)	-	(3)
Antena 3 Castilla y León, S.A.	542	190	732	-	(440)	(440)
Antena 3 Producciones, S.A.	-	2,469	2,469	-	-	-
Antena 3 Iniciativas Comerciales, S.A.	-	-	-	(1,221)	-	(1,221)
Antena 3 Interactiva, S.A.	-	5,430	5,430	(680)	-	(680)
Antena 3 Temática, S.A.U.	349	188	537	(402)	(73)	(475)
Arbatax Emisiones Audiovisuales, S.A.	-	92	92	-	(9)	(9)
Movierecord Cine, S.A.	19	4,381	4,400	(933)	(1,011)	(1,944)
Megatrix, S.A.	126	5,213	5,339	-	(1,699)	(1,699)
Megamundi, S.A.	181	-	181	-	-	-
Licencias e Imagen, S.A.	66	398	464	(75)	(54)	(129)
Ensueño Films, S.L.	-	5,581	5,581	(362)	-	(362)
Battres Comunicación Alternativa, S.A.	-	1,031	1,031	(62)	-	(62)
Inversiones Valores Inmuebles, S.L.	-	4	4	(31)	-	(31)
Compunet Servicios Telemáticos, S.A.	3	1,154	1,157	(39)	-	(39)
Publicidad 3, S.A.	2,037	545	2,582	(4,669)	-	(4,669)
Productora de Televisión de Aragón, S.A.U.	-	-	-	(1)	(520)	(521)
Trading Team, S.A.	-	502	502	-	-	-
Traherpa, S.L.U.	-	-	-	(252)	-	(252)
Todotoys, S.A.	-	486	486	-	-	-
Uniprex, S.A.	48	6,456	6,504	-	(78)	(78)
Associated and related companies:						
Canal Factoría de Ficción, S.A.	1,175	-	1,175	-	-	-
T.V.I. Televisão Independente, S.A.	485	-	485	-	-	-
Media Park, S.A.	11	-	11	-	(35)	(35)
Telefónica, S.A. (a)	54	-	54	-	(13)	(13)
Lola Films, S.A.(a)	692	-	692	-	(2,884)	(2,884)
Famosos, Artistas, Músicos y Actores, S.A.	-	191	191	-	-	-
Gestión de Medios Audiovisuales de Fútbol, S.L. (a)	-	-	-	-	(280)	(280)
DTS, Distribuidora de Televisión Digital, S.A. (a)	387	-	387	-	(6,905)	(6,905)
Playa de Madrid, S.A.	3	-	3	-	(315)	(315)
Telefónica Multimedia, S.A.C. (a)	10	-	10	-	-	-
Telefónica de España , S.A. (a)	125	-	125	-	(916)	(916)
Zeleris España, S.A.	-	-	-	-	(3)	(3)
Admira Sport, S.A.	-	-	-	-	(580)	(580)
Canal 11 Telefe	401	-	401	-	-	-
Telefónica Investigación y Desarrollo, S.A.U	-	-	-	-	(8)	(8)
Telefónica Servicios Audiovisuales, S.A.	5	-	5	-	(1,689)	(1,689)
Telefónica Servicios Móviles, S.A.	737	-	737	-	(543)	(543)
Telefónica Data España, S.A.	-	-	-	-	(126)	(126)
Grupo Admira Media Media, S.A.(a)	2,336	-	2,336	-	(674)	(674)
Telefónica Ingeniería de Seguridad, S.A.	-	-	-	-	(275)	(275)
Telefónica Sistemas	-	-	-	-	(8)	(8)
Audiovisual Sport, S.L	-	-	-	-	(314)	(314)
Gerencia Balear de Medios, S.A.	-	-	-	-	(149)	(149)
Terra Networks, S.A.	418	-	418	-	-	-
Fremantle Media (RTL Group)	-	-	-	-	(784)	(784)
Total	**10,554**	**41,968**	**52,522**	**(10,711)**	**(20,892)**	**(31,603)**

(a) Companies related through common shareholders.
(b) Loan granted in U.S. dollars.

The company also has long-term notes payable to Lola Films, S.A. amounting to €3,999,000 of which €2,496,000 nature in 2004 and €1,503,000 in 2005.

The loans granted to the group companies earn average interest tied to Euribor.

The detail of the transactions carried out in 2002 with the Group and associated companies is as follows:

	Thousands of euros			
	Sales	Financial revenues	Purchases of rights and other services	Financial expenses
Group companies:				
Nova Televisió, S.A.	3	–	269	–
Antena 3 Editorial, S.A.	–	–	–	29
Antena 3 Perú, S.A.	–	54	–	–
Famosos, Artistas, Músicos y Actores, S.A.	199	96	3,710	–
Antena 3 Directo, S.A.	957	103	61	–
Guadiana Producciones, S.A.	72	17	280	–
Gestión de Telecomunicaciones 2000, S.L.	–	2	–	–
Antena 3 Castilla y León, S.A.	801	11	1,293	–
Antena 3 Producciones, S.A.	–	86	–	–
Antena 3 Iniciativas Comerciales, S.A.	15	–	2	25
Antena 3 Interactiva, S.A.	54	195	438	–
Antena 3 Temática, S.A.U.	890	187	719	–
Arbatax Emisiones Audiovisuales, S.A.	–	45	8	–
Movierecord Cine, S.A.	260	97	2,754	–
Megatrix, S.A.	917	216	8,226	–
Level 51, S.L.	–	13	–	–
Licencias e Imagen, S.A.	212	5	42	–
Ensueño Films, S.L.	601	184	–	–
Battres Comunicación Alternativa, S.A.	–	46	–	–
Inversiones Valores Inmuebles, S.L.	–	–	–	–
Compunet Servicios Telemáticos, S.A.	2	44	11	–
Onda Cero Radio	–	49	–	–
Publicidad 3, S.A.	1,373	545	–	–
Trading Team, S.L.	–	2	–	–
Traherpa, S.L.U.	–	–	–	5
Todotoys, S.L.	–	7	–	–
Uniprex, S.A.	577	–	–	–
Associated and related companies:				
Canal Factoría de Ficción, S.A.	706	–	–	–
T.V.I. Televisão Independente, S.A.	1	–	–	–
Media Park, S.A.	17	–	276	–
Telefónica, S.A. (a)	57	–	12	–
Lola Films, S.A.(a)	565	–	1,243	–
Gestión de Medios Audiovisuales de Fútbol, S.L.	–	–	722	–
DTS, Distribuidora de Televisión Digital, S.A. (a)	2,581	–	49,947	–
Playa de Madrid, S.A.	163	–	1,088	–
Telefónica Multimedia, S.A.C. (a)	63	–		–
Telefónica de España , S.A. (a)	74	–	2,994	–
Zeleris España, S.A.	–	–	33	–
Admira Sport, S.A.	–	–	1,373	–
Canal 11 Telefe	3	–	20	–
Telefónica Investigación y Desarrollo, S.A.U.	–	–	45	–
Telefónica Servicios Audiovisuales, S.A.	13	–	5,016	–
Telefónica Servicios Móviles, S.A.	4,045	–	1,617	–
Telefónica Data España, S.A.	–	–	368	–
Grupo Admira Media Media, S.A.(a)	2,775	–	1,403	–
Telefónica Ingeniería de Seguridad, S.A.	–	–	272	–
Telefónica Sistemas	–	–	234	–
Audiovisual Sport, S.L	–	–	1,546	–
Gerencia Balear de Medios, S.A.	–	–	339	–
Canal Satélite Digital, S.L.	–	–	7	–
Terra Networks España, S.A.	447	–	–	–
Atento Telecomunicaciones España	–	–	50	–
ZZJ, S.A.	–	–	210	–
RTL Televisión	7	–	2	–
Fremantle Media (RTL Group)	–	–	5,258	–
TOTAL	**18,450**	**2,004**	**91,888**	**59**

(a) Companies related through common shareholders.

The balances with the related company DTS Distribuidora de Televisión Digital, S.A. relate to the sale of thematic channels and the acquisition of audiovisual rights to broadcast free-to-air TV.

The balances with Telefónica Servicios Audiovisuales, S.A. relate to the provision of signal transmission and news production services.

11. Shareholders' equity

The transactions recorded under this caption in the accompanying balance sheet as of December 31, 2002, are summarized as follows:

	Thousands of euros						
	Capital stock	Legal reserve	Reserve for Treasury stock	Other reserves	Retained earnings	Dividends	Income for the year
Balances at December 31, 2001	166,668	33,334	2,933	257,437	9,366	-	39,416
Distribution of 2001 income	-	-	-	19,589	-	19,827	(39,416)
Distribution of dividends	-	-	-	-	-	(19,827)	-
2002 loss	-	-	-	-	-	-	(31,293)
Balances at December 31, 2002	**166,668**	**33,334**	**2,933**	**277,026**	**9,366**	**-**	**(31,293)**

Capital stock

The Company's capital stock as of December 31, 2002, consisted of 166,668,000 fully subscribed and paid registered shares of €1 par value each.

All the shares carry the same rights.

The companies or corporate groups with an ownership interest of 5% or more in the capital stock of Antena 3 de Televisión S.A. are as follows:

	Percentage of ownership
Telefónica de Contenidos, S.A.	47.52
Banco Santander Central Hispano, S.A.	17.41
Macame, S.A. (Banco Santander Central Hispano Group)	12.79
RTL Group Communications S.L.U.	17.27
Other shareholders	5.01
	100.00

Legal reserve

Under the revised Corporations Law, 10% of income for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of capital stock.

The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased capital stock amount. Otherwise, until the legal reserve exceeds 20% of capital stock, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

Other reserves

The "Other Reserves" account includes restricted reserves of €281,141 relating to the "Reserve for the Adjustment of Capital Stock to Euros".

Reserve for treasury stock

Under the revised Corporations Law, a restricted reserve must be recorded equal to the value of the treasury stock held by the Company. Also, the par value of the treasury stock cannot exceed 10% of the Company's capital stock and the shares in question must be fully paid in.

As of December 31, 2002, the total cost of the shares of treasury stock amounted to €2,933,000 and related to 1,444,500 shares of €1 par value each.

12. Payable to credit institutions

The breakdown of the balances of these captions on the liability side of the accompanying balance sheet as of December 31, 2002, is as follows:

	Thousands of euros		
	Limit	Balance drawn down at short term	Balance drawn down at long term
Syndicated loan	140,000	15,550	124,450
Syndicated credit line	90,000	–	–
Credit lines	16,010	–	–
Demand deposit overdrafts	–	1,741	–
Accrued interest payable	–	163	921
	246,010	**17,454**	**125,371**

On October 28, 2002, Antena 3 de Televisión, S.A. arranged a syndicated loan and a syndicated credit line with various credit institutions, with JP Morgan Bank, S.A. as the agent bank, to enable it to purchase through its subsidiary Publicidad 3, S.A. all the shares of Uniprex, S.A. and Cadena Voz de Radiodifusión, S.A. held by Grupo Admira Media, S.A., Sole-Shareholder Company (now Telefónica de Contenidos, S.A., Sole-Shareholder Company). The loan amounts to €140,000,000 and the limit of the credit line is €90,000,000. As of December 31, 2002, the Company had not drawn down any amount against this credit line, which is secured by the Company's assets.

The agreement under which the loan and credit line were arranged established certain financial and operating conditions to be met by Antena 3 de Televisión S.A. The Company's directors consider that as of December 31, 2002, the Company was meeting all these conditions.

The interest rate on this credit line is tied to EURIBOR plus a spread. There is also a fixed annual fee payable on the loan in addition to various fees paid by the Company at the date the credit line was arranged. The fees payable at over one year are recorded under the "Deferred Charges" caption in the accompanying balance sheet.

The interest rates paid by the Company in 2002 on the loans and credit facilities with credit institutions are mainly tied to Euribor plus a spread ranging from 0.1% to 1%.

13. Trade accounts payable

The detail of the balance of this caption in the balance sheet as of December 31, 2002, is as follows:

	Thousands of euros
Payable to suppliers	102,705
Payable for unreceived invoices	25,506
Barter payables	1,518
	129,729

14. Other provisions

The detail of the balance of the "Other Provisions" caption on the liability side of the accompanying balance sheet as of December 31, 2002, is as follows:

	Thousands of euros
Other short-term provisions for contingencies and expenses	57,547
Trade discounts payable	22,880
Total	**80,427**

15. Tax matters

The detail of the balances of the "Prepaid Taxes", "Taxes Receivable" and "Taxes Payable" captions on the asset and liability sides, respectively, of the accompanying balance sheet as of December 31, 2002, is as follows:

	Thousands of euros
Long term-	
Prepaid taxes	4,184
Short tem-	
Prepaid taxes	4,879
2002 corporate income tax asset	9,726
Other taxes receivable	3,829
	18,434
Total taxes receivable	**22,618**
Personal income tax withholdings payable	2,011
VAT payable	5,888
Accrued social security taxes payable	1,717
Total taxes payable	**9,616**

In accordance with Corporate Income Tax Law 43/1995, on December 26, 2000, Antena 3 de Televisión, S.A. notified the Madrid tax authorities of its decision to file consolidated tax returns indefinitely provided that the requirements established in Article 81 of this Law are met and it does not decide to cease to apply the consolidated tax regime (Law 24/2001).

The filing of consolidated tax returns gives rise to reciprocal intercompany balances, due to the offset of the losses incurred by certain companies against the income earned by other Group companies. These balances are recorded in the "Payable to Group Companies Due to Tax Effect" and "Receivable from Group Companies Due to Tax Effect" accounts, as appropriate.

Corporate income tax is calculated on the basis of income per books determined by application of generally accepted accounting principles, which does not necessarily coincide with taxable income.

The reconciliation of the 2002 loss per books to the tax loss for corporate income tax purposes is as follows:

	Thousands of euros	
	Tax base	Tax charge
2002 loss before taxes	(30,855)	(10,799)
Permanent differences-		
Increases	9,066	3,173
Permanent difference due to consolidation	50,271	17,595
Total permanent differences	59,337	20,768
Tax credits	–	(9,531)
Adjusted result per books	28,482	438
Timing differences:		
Increases-		
Arising in the years	8,969	3,139
Decreases-		
Arising in prior years	(16,255)	(5,689)
Total timing differences	(7,286)	(2,550)
Tax base and net tax payable	**21,196**	**(2,112)**
2002 tax prepayments		(195)
Tax charge payable		**(2,307)**
Tax assets taken by Group companies		**(7,419)**
Corporate income tax asset		**(9,726)**

The difference between the tax charge allocated to the current year and to prior years and the tax charge already paid or to be paid for those years, which is recorded in the "Prepaid Income Taxes" ("Deferred Income Taxes") account, arose as a result of the following timing differences:

	Thousand of euros
Prepaid income tax:	
Portfolio provision	4,066
Provision for contingencies and expenses	1,923
Provision for operating bad debts	1,875
Provision for in-house productions	1,107
Provision for outside productions	92
Total	9,063

Based on the estimate made by the Company's directors of when future income will arise to enable the offset and use of these prepaid taxes, €4,184,703 were recorded under the "Fixed and Other Noncurrent Assets – Prepaid Taxes" caption and the remainder under the "Current Assets - Taxes Receivable" caption.

On March 20, 2002 the Spanish Accounting and Audit Institute (ICAC) published a resolution establishing that whenever it is certain that tax losses will be recovered at short term, companies can recognize the tax assets earned in the year, thereby reducing the corporate income tax expense by the amount of these tax assets.

In 2002, in accordance with this resolution, the Company recognized the tax assets earned during the year and those earned in 2001 that had not yet been recognized, the detail being as follows:

Year	Thousand of euros
2001	2,213
2002	7,318

The Company has 1999, 2000 and 2001 for VAT and personal income tax withholdings and the years since 1998 for corporate income tax open for review by the tax inspection authorities. The Company's directors do not expect any material liabilities that would affect the financial statements to arise in the event of an inspection of the open years.

16. Other guarantee commitments to third parties and other contingent liabilities

a) Guarantee commitments to third parties

The detail of the guarantees provided by the Company to financial institutions for third parties is as follows:

	Thousands of euros
Group and associated companies	22,370
Other guarantees	17,747
Total	**40,117**

As of December 31, 2002, the guarantees provided for associated companies included basically the guarantee provided by the Company for Gestora de Medios Audiovisuales Fútbol, S.L. and Audiovisual Sport, S.L. amounting to €5,229,000 and €10,123,000, respectively, in connection with the normal operations of these companies.

The Company's directors consider that the unforeseen liabilities, if any, as of December 31, 2002, that might arise from the guarantees provided would not be material.

b) Other contingent liabilities

As of December 31, 2002, the only significant litigation pending was that relating to the complaint filed by various rights management entities amounting to €15,000,000. The Court of First Instance of San Sebastián de los Reyes found for the plaintiffs and the Company appealed against the decision of this Court.

The Company's directors and their legal advisers do not expect any material liabilities to arise in addition to those already recorded from the outcome of the lawsuits in progress.

17. FOREIGN CURRENCY BALANCES AND TRANSACTIONS

a) Foreign currency balances

The breakdown, by currency, of the equivalent euro value Company's debts reflected on the liability side of the accompanying balance sheet as of December 31, 2002, is as follows:

	Thousands of euros
Currency	Trade accounts payable
U.S. dollars	44,886
Other currencies	104
Total	**44,990**

b) Foreign currency transactions

The foreign currency transactions in 2002 related mainly to transactions denominated in U.S. dollars; their equivalent euro values translated at the average exchange rates for the year being as follows:

	Thousands of euros	
	U.S. Dollars	Other currencies
Sales	2,458	–
Purchases and other expenses	90,690	930
Total	**93,148**	**930**

18. Revenues and expenses

a) Net revenues

Most of the Company's sales are made in Spain.

b) Program and other amortization

The detail of the "Program and Other Amortization" caption in 2002 is as follows:

	Thousands of euros
Broadcasting of in-house productions	123,246
Outside production services	105,013
Program broadcasting rights	112,169
Performances of and contributions by entertainers	11,115
Others supplies	12,145
Live broadcasting rights	34,205
Addition to inventories	(128,446)
Total	**269,447**

The "Addition to Inventories" account reflects the external expenses incurred in making programs. In accordance with the Company's procedures, these expenses are capitalized and subsequently amortized by the method described in Note 4-f.

c) Personnel expenses

The breakdown of the personnel expenses in 2002 is as follows:

	Thousands of euros
Wages and salaries	76,884
Social security costs and other employee welfare expenses	16,842
Other personnel expenses	2,156
Total	**95,882**

The average number of employees in 2002, by category, was as follows:

Professional category	Number of employees
Senior management	24
Operations and programs personnel	1,167
Commercial personnel	189
Management personnel	192
Interns	34
Specific-project contracts	289
Total	**1,895**

d) Rent and fees

The "Rent and Fees" caption in the accompanying 2002 statement of operations includes, inter alia and as the most significant item, the amounts paid to Ente Público Retevisión as fees for the distribution of the audiovisual signal.

e) Other current operating expenses

The breakdown of the balance of this caption in the 2002 statement of income is as follows:

	Thousand of euros
Work performed by other companies	14,385
Copyright	15,244
Communications	9,001
Advertising and publicity	7,370
Other expenses	41,298
Total	**87,298**

f) Fees and other amounts paid to auditors

In 2002 the fees for financial audit services provided to Antena 3 de Televisión, S.A. and subsidiaries by the main auditor and entities related thereto amounted to €261,672, which included €150,256 for services provided to Antena 3 de Televisión, S.A. The fees for the same services relating to other auditors participating in the audit of various Group companies amounted to €59,731.

In 2002 the fees for other professional services provided to the Group companies by the main auditor and entities related thereto totaled €536,760, which related in full to services provided to Antena 3 de Televisión, S.A. The fees for the same services provided by other auditors participating in the audit of various Group companies amounted to €9,946.

g) Extraordinary expenses

The breakdown of this caption in the 2002 statement of operations is as follows:

	Thousands of euros
Period short-term provision for contingencies and expenses (Note 4-k)	28,477
Other extraordinary expenses	10,852
Total	**39,329**

19. DIRECTORS' COMPENSATION AND OTHER BENEFITS

The compensation earned in 2002 by the former and current directors for salaries and attendance fees amounted to €584,000.

The Company has not granted any loans or advances to its Board members and it does not have any supplementary pension, retirement bonus, special indemnity or life insurance commitments to them.

20. SUBSEQUENT EVENTS

On January 7, 2003, the Spanish National Securities Market Commission (CNMV) was notified of the acquisition by the Telefónica Group company Corporación Admira Media, S.A.U. of 19,532,625 Company shares from Banco Santander Central Hispano, S.A., representing 11.719% of the capital stock of Antena 3 de Televisión, S.A. Once the transfer of these shares has been formalized, the Telefónica Group will own 59.229% of the capital stock of Antena 3 de Televisión, S.A.

Antena 3 de Televisión, S.A. increased the ten-year participating loan granted to Uniprex, S.A. to €67 million.

21. STATEMENTS OF CHANGES IN FINANCIAL POSITION FOR 2002 AND 2001

Following are the 2002 and 2001 statements of changes in financial position:

	Thousand of euros	
Application of funds	2002	2001
Dividends distributed	19,827	-
Fixed asset additions-		
Intangible assets	18,748	2,318
Tangible fixed assets	11,108	12,805
Long-term investments-		
Investments in group, associated		
and other companies	4,671	23,834
Guarantees and deposits	204,810	2
Long-term loans	-	3,606
Repayment or transfe to shot term of		
long-term debt-		
Other accounts payable	601	1,130
Payable to group and associated companies	1,382	-
TOTAL FUNDS APPLIED	**261,147**	**43,695**
FUNDS OBTAINED IN EXCESS OF FUNDS		
APPLIED (INCREASE IN WORKING CAPITAL)	**-**	**42,182**
TOTAL	**261,147**	**85,877**

	Thousands of euros	
Source of funds	2002	2001
Funds obtained from operations	19,396	73,527
Fixed asset disposals-		
Intangible assets	16,000	
Tangible fixed assets	536	219
Long-term investments-		
Investments in Group,		
associated and other companies	606	4,808
Transfer to short term of		
long-term loans	902	-
Transfers to shot term of prepaid taxes	1,314	1,942
Long-term debt-		
Payable to group and associated companies	-	5,381
Payable to credit institutions	123,536	-
TOTAL FUNDS OBTAINED	**162,290**	**85,877**
FUNDS APPLIED IN EXCESS OF FUNDS		
OBTAINED (DECREASE IN WORKING CAPITAL)	**98,857**	**-**
TOTAL	**261,147**	**85,877**

	Thousands of euros			
	2002		2001	
Variation in working capital	Increase	Decrease	Increase	Decrease
Inventories	–	20,731	14,605	–
Accounts receivable	7,278	–	–	19,322
Short-term investments	–	2,851	8,551	–
Cash	–	17,487	10,949	–
Accrual accounts	639	–	–	3,482
Current liabilities		65,705	30,881	–
TOTAL	**7,917**	**106,774**	**64,986**	**22,804**
VARIATION IN WORKING CAPITAL	**–**	**98,857**	**42,182**	**–**

The breakdown of the funds obtained from operations is as follows:

	Thousands of euros	
	2002	2001
Income (loss) for the year	(31,293)	39,416
Add-		
Depreciation and amortization expense	19,351	16,780
Period provision for investment securities and		
treasury stock	31,338	31,916
Losses on tangible fixed assets	217	130
Less-		
Gains on control portfolio disposals	–	(4,447)
Gains on tangible fixed asset disposals	(217)	(164)
Reversal of provision for investment securities	–	(10,104)
Funds obtained from operations	**19,396**	**73,527**

22. Explanation added for translation to English

These financial statements are presented on the basis of accounting principles generally accepted in Spain. Certain accounting practices applied by the Company that conform with generally accepted accounting principles in Spain may not conform with generally accepted accounting principles in other countries.

Translation of a reports originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

Business performance and situation of the Company

Net sales fell by 2.5% from €520 million in 2001 to €507 million in 2002, due largely to the negative situation of the advertising market.

Similarly, income from ordinary activities fell from €92 million in 2001 to €33 million in 2002 and the Company reported a loss after taxes of €31 million, after recording net extraordinary expenses of €66 million.

In 2002 the Spanish television industry scored a first in its history, when a private television network assumed responsibility for broadcasting the Soccer World Cup held in Korea and successfully met this challenge, after a major effort in production and programming, gaining the acknowledgement of viewers and specialist commentators alike.

Significant events subsequent to year-end

The Law accompanying the General State Budget Law for 2003 included amendments to the legislation applicable to private television networks, which, for the purposes of this report, included most notably the elimination of the ceiling on a shareholder's ownership interest in a single concession-holder.

In January 2003 the Telefónica Group increased its investment in Antena 3 de Televisión, S.A. through the acquisition of shares representing 11.72% of the latter's capital stock hitherto owned by the BSCH Group. At the date of preparation of this report, the Telefónica Group owned 59.23% of the capital stock of Antena 3 de Televisión, S.A.

Outlook for the Company

In 2002 the advertising market evolved as predicted, closely reflecting the general economic slowdown that had been forecast. At the same time, the public-sector television networks stepped up their efforts for commercial viability and made a determined effort to increase their share of advertising expenditure, frustrating the private networks' expectations.

From a global viewpoint, the television industry is undergoing a major upheaval, which has mainly affected pay-TV operators and the new terrestrial digital TV projects, most of which have been frozen, although it should not be forgotten that measures are being taken to merge the satellite-based pay-TV platforms.

The fact that there has been no increase in the number of competitors in the industry cannot be interpreted as an unexpected advantage, but rather it must be seen as further explicit and conclusive evidence of a market environment so tough that it can, by its very nature, put a stop to all these new operators' plans for development.

As regards terrestrial digital TV, and as required by law, A3TV started digital broadcasting on April 3, 2002.

It must once again be pointed out that there is no possibility of obtaining any return on this significant additional expense either now or in the immediate and foreseeable future, since there are practically no receivers capable of capturing the digital signals and, as a result, no current or even potential audience to justify new revenue expectations.

Accordingly, the same rationale has been applied in structuring the digital broadcasting contents, which at the moment are confined to repeating the analog signal, as the only way of avoiding the addition of costs of a second programming grid specifically for terrestrial digital TV to the unavoidable new costs of TDT transmission and broadcasting.

Research and development activities

A3TV is continuing with the research, implementation and development of its technological adaptation projects for the full digitization and integration of all its equipment.

Treasury stock acquisitions

In 2002 no transactions involving shares of treasury stock were performed.

Raimundo Fdez. Villaverde, 65
28003 Madrid
España

Tel.: +(34) 915 14 50 00
Fax: +(34) 915 14 51 80
www.deloitte.es

Deloitte & Touche

Translation of a report originally issued in Spanish based on our work performed in accordance with generally accepted auditing standards in Spain. In the event of a discrepancy, the Spanish-language version prevails.

AUDITORS' REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders of
Antena 3 de Televisión, S.A.:

We have audited the consolidated financial statements of ANTENA 3 DE TELEVISIÓN, S.A. AND SUBSIDIARIES comprising the consolidated balance sheet as of December 31, 2002, and the related consolidated statement of operations and notes to consolidated financial statements for the year then ended. The preparation of these consolidated financial statements is the responsibility of the Parent Company's directors. Our responsibility is to express an opinion on the consolidated financial statements taken as a whole based on our audit work performed in accordance with generally accepted auditing standards, which require an examination, by means of selective tests, of the documentation supporting the consolidated financial statements and evaluation of their presentation, of the accounting principles applied and of the estimates made.

As required by Spanish corporate law, for comparison purposes the directors present, in addition to the 2002 figures for each item in the consolidated balance sheet and consolidated statement of operations, the figures for 2001. Our opinion refers only to the 2002 consolidated financial statements. Our auditors' report dated March 21, 2002, on the 2001 consolidated financial statements contained an unqualified opinion.

In our opinion, the consolidated financial statements for 2002 referred to above present, in all material respects, a true and fair view of the net worth and financial position of Antena 3 de Televisión, S.A. and Subsidiaries as of December 31, 2002, and of the results of their operations in the year then ended, and contain the required information, sufficient for their proper interpretation and comprehension, in conformity with generally accepted accounting principles and standards applied on a basis consistent with that of the preceding year.

The accompanying consolidated management report for 2002 contains the explanations which the Parent Company's directors consider appropriate about the Group's situation, the evolution of its business and other matters, but is not an integral part of the consolidated financial statements. We have checked that the accounting information in the consolidated management report is consistent with that contained in the consolidated financial statements for 2002. Our work as auditors was confined to checking the consolidated management report with the aforementioned scope, and did not include a review of any information other than that drawn from the Group's accounting records.

DELOITTE & TOUCHE ESPAÑA, S.L.
Registered in ROAC under No. S0692.

Luis Jiménez Guerrero

February 21, 2003

Deloitte
Touche
Tohmatsu

Deloitte & Touche España, S.L. Inscrita en el Registro Mercantil de Madrid, tomo 13.650, folio 188, sección 8, hoja M-54414. C.I.F.: B-79104469. Domicilio Social: Raimundo Fernández Villaverde, 65. 28003 Madrid.

Antena 3 de Televisión, S.A. and Subsidiaries

Consolidated balance sheets as of December 31, 2002 and 2001 (Thousands of euros)

Translation of reports and consolidated financial statements originally issued in Spanish and prepared accordance with generally accepted accounting principles in Spain (see Note 23). In the event of a discrepancy, the Spanish-language version prevails.

ASSETS	2002	2001
FIXED AND OTHER NONCURRENT ASSETS:		
Star-up expenses (Note 4-c)	**21,678**	**1,431**
Intangible assets (Note 6)	**15,323**	**14,551**
Tangible fixed assets (Note 7)	**137,412**	**127,106**
Land and structures	64,226	60,907
Plant	149,280	117,144
Other tangible fixed assets	50,609	39,090
Accumulated depreciation	(126,703)	(90,035)
Long-term Investments (Note 8)	**21,448**	**12,418**
Parent Company shares	**2,933**	**2,933**
Prepaid taxes (Note 17)	**7,183**	**5,498**
Total fixed and other noncurrent assets	**205,976**	**163,937**
CONSOLIDATION GOODWILL (Note 5)	**144,743**	**24,913**
DEFERRED CHARGES	**1,847**	**12**
CURRENT ASSETS:		
Inventories (Note 9)-	**304,950**	**317,568**
Program rights	246,083	244,737
Consumables and other inventories	11,425	11,525
Advances to suppliers	47,442	61,306
Accounts receivable-	**221,158**	**195,003**
Trade receivables (Note 10)	185,956	164,797
Receivable from Group, associated and related companies (Note 11)	14,160	22,721
Taxes receivable (Note 17)	30,100	12,257
Sundry accounts receivable	11,575	10,143
Allowance for bad debts (Note 19)	(20,633)	(14,915)
Short-term Investments	**28,220**	**27,689**
Cash	**7,471**	**23,805**
Accrual accounts	**3,535**	**3,827**
Total current assets	**565,334**	**567,892**
TOTAL ASSETS	**917,900**	**756,754**

The accompanying Notes 1 to 23 are an integral part of the consolidated balance sheet as December 31, 2002.

SHAREHOLDERS' EQUITY AND LIABILITIES	2002	2001
SHAREHOLDERS' EQUITY (Note 12):		
Capital stock	166,668	166,668
Legal reserve	33,334	33,334
Other reserves	277,026	257,437
Reserve for treasury stock	2,933	2,933
Reserves at fully consolidated companies	(775)	(8,804)
Retained earnings	9,366	9,366
Translation differences	(669)	187
Income (loss) attributable to the Parent Company-	(30,037)	48,053
Consolidated income (loss)	(29,907)	48,005
Income (loss) attributed to minority interests	(130)	48
Total shareholders' equity	457,846	509,174
MINORITY INTERESTS (Note 13)	1,989	1,745
DEFERRED REVENUES	-	1
PROVISIONS FOR CONTINGENCIES AND EXPENSES	18	282
LONG-TERM DEBT:		
Payable to credit institutions (Note 14)	128,721	3,062
Other payables	744	1,604
Payable to Group, associated and related companies (Note 11)	3,999	5,381
Capital payments payable (Note 8)	120	120
Total long-term debt	133,583	10,167
CURRENT LIABILITIES:		
Payable to credit institutions (Note 14)	21,724	2,645
Trade accounts payable (Note 15)	168,106	151,436
Payable to Group, associated and related companies (Note 11)	45,769	12,066
Customer advances	2,090	2,664
Taxes payable (Note 17)	12,304	10,238
Other nontrade payables	10,285	15,278
Other provisions (Note 16)	63,469	39,559
Accrual accounts	717	1,499
Total current liabilities	324,464	235,385
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	917,900	756,754

The accompanying Notes 1 to 23 are an integral part of the consolidated balance sheet as December 31, 2002.

Antena 3 de Televisión, S.A. and Subsidiaries

2002 and 2001 Consolidated Statements of operations (Thousands of euros)

Translation of reports and consolidated financial statements originally issued in Spanish and prepared accordance with generally accepted accounting principles in Spain (see Note 23). In the event of a discrepancy, the Spanish-language version prevails.

DEBIT	2002	2001
EXPENSES:		
Program amortization and other supplies (Note 20)	308,627	232,256
Personnel expenses (Note 20)	141,123	118,399
Depreciation and amortization expense	28,131	20,967
Variation in operating allowances	6,050	3,541
Rent and fees (Note 20)	40,335	25,766
Other current operating expenses (Note 20)	130,291	146,272
Taxes other than income tax	1,263	3,088
	655,820	550,289
Operating income	**14,832**	**85,789**
Financial and similar expenses	7,449	2,510
Exchange losses	29	2,733
	7,478	5,243
Amortization of goodwill	14,568	7,881
Income from ordinary activities	**–**	**75,334**
Losses on intangible assets and tangible fixed assets	1,628	629
Variation in investment valuation allowances (Note 8)	1,650	1,453
Prior years' extraordinary expenses and losses	45,041	21,787
	48,319	23,869
Consolidated income before taxes	**–**	**61,703**
Corporate income tax (Note 17)	(15,590)	13,698
Consolidated income for the year	**–**	**48,005**
Income attributed to minority interests	130	–
Income for the year attributed to the Parent Company	**–**	**48,053**

The accompanying Notes 1 to 23 are an integral part of the 2002 consolidated statement of operations.

CREDIT	2002	2001
REVENUES:		
Net revenues (Note 20)		
Sales	697,890	644,928
Sales discounts	(61,202)	(60,562)
	636,688	584,366
Increase in merchandise inventories	–	530
Other revenues	33,964	51,182
	670,652	636,078
Interest and similar revenues	2,176	2,659
Exchange gains	1,137	10
	3,313	2,669
Financial loss	**4,165**	**2,574**
Loss on ordinary activities	**3,901**	**-**
Gains on intangible assets and tangible fixed assets	247	4,611
Extraordinary revenues	6,476	5,627
	6,723	10,238
Extraordinary loss	**41,596**	**13,631**
Consolidated loss before taxes	**45,497**	**-**
Consolidated loss for the year	**29,907**	**-**
Loss attributed to minority interests	**-**	**48**
Loss for the year attributed to the Parent Company	**30,037**	**-**

The accompanying Notes 1 to 23 are an integral part of the 2002 consolidated statement of operations.

Translation of reports and consolidated financial statements originally issued in Spanish and prepared accordance with generally accepted accounting principles in Spain (see Note 23). In the event of a discrepancy, the Spanish-language version prevails.

1. DESCRIPTION OF THE COMPANIES

Antena 3 de Televisión, S.A., the Group's Parent Company, was incorporated on June 7, 1988, and its then sole corporate purpose was the indirect management of a television service.

For this purpose, it submitted its bid in response to the call for tenders made in accordance with Article 8 of Private Television Law 10/1988 and was awarded a concession for the indirect management of the television service, pursuant to a resolution of the Spanish Council of Ministers of August 25, 1989, for a period of ten years, which ended on April 3, 2000.

On May 7, 1996, the Shareholders' Meeting resolved to change and extend the Company's corporate purpose, as permitted by Satellite Telecommunications Law 37/1995.

On March 10, 2000, the Council of Ministers adopted a resolution for the renewal of the concession for the indirect management of the television service for a period of ten years from April 3, 2000. The terms of this renewal were the same as for the former concession, with the added obligation of commencing digital broadcasting on April 3, 2002. The Company made all the necessary investments to enable it to begin broadcasting on that date the Antena 3 de Televisión, S.A. signal pursuant to Royal Decree 2169/1998 which approved the Spanish Technical Plan for Terrestrial Digital Television.

The other Group companies mainly carry on business activities relating to the production, copying and broadcasting of sounds and images, and TV and Internet home shopping (see Note 2).

In view of the business activities carried on by the companies, they do not have any environmental liability, expenses, assets, provisions or contingencies that might be material with respect to the net worth, financial position and results of operations of the corporate Group. Accordingly, these notes to consolidated financial statements do not contain any specific disclosures relating to environmental issues.

2. Subsidiaries

The consolidated subsidiaries are as follows:

Corporate name	Location	Year of incorporation	Line of business	Owner company	%
Publicidad 3, S.A.	Madrid	1982	Advertising	Antena 3 de Televisión, S.A.	100
Uniprex, S.A.(a)	Madrid	1967	Radio broadcasting services	Publicidad 3, S.A.	100
Cadena Voz, S.A.(a)	Madrid	1994	Radio broadcasting services	Publicidad 3, S.A.	100
Antena 3 Editorial, S.A.	Madrid	1990	Management of rights	Antena 3 de Televisión, S.A.	100
Antena 3 Perú, S.A.	Lima (Peru)	1995	Television	Antena 3 de Televisión, S.A.	100
Antena 3 Directo, S.A.	Madrid	1994	TV home shopping	Antena 3 de Televisión, S.A.	100
Guadiana Producciones, S.A.	Madrid	1994	Audiovisual productions	Antena 3 de Televisión, S.A.	100
Antena 3 Temática, S.A.	Madrid	1998	Audiovisual productions	Antena 3 de Televisión, S.A.	100
Antena 3 Producciones, S.A.	Lima (Peru)	1998	Audiovisual productions	Antena 3 de Televisión, S.A.	100
Nova Televisió, S.A.	Mallorca	1991	Audiovisual productions	Antena 3 de Televisión, S.A.	51
Movierecord Cine, S.A.	Madrid	1966	Advertising in	Antena 3 de Televisión, S.A.	100
			cinemas		
Antena 3 Castilla-León, S.A.	Valladolid	1993	Audiovisual productions	Antena 3 de Televisión, S.A.	60
Inversiones Valores Inmuebles, S.L.	Barcelona	1987	Portgolio company	Antena 3 de Televisión, S.A.	84.6
Compunet Servicios Telemáticos, S.A.	Madrid	1976	Internet	Inversiones Valores Inmuebles, S.L.	66
		1996		Antena 3 de Televisión, S.A.	20
A3D Chile Holdings, S.A.	Santiago de Chile	2001	Portfolio company	Antena 3 Directo, S.A.	99.9
A3D Chile, S.A.	Santiago de Chile	2001	TV home shopping	A3D Chile Holdings, S.A.	69.93
Trading Team, S.L.	Lisboa	2001	TV home shopping	Antena 3 Directo, S.A.	80
Ensueño Films, S.L.	Madrid	2000	Audiovisual productions	Antena 3 de Televisión, S.A.	100
Megatrix, S.A.	Madrid	2000	Audiovisual productions	Antena 3 de Televisión, S.A.	100

(a) Companies included in the scope of consolidation in 2002 as a result of their acquisition in that year.

Holdings in certain other companies were not consolidated in 2002 either because they are not jointly managed and influence is not exercised over them or, although jointly managed, their operations in 2002 were not material. The effect of the exclusion from consolidation of these holdings on the 2002 consolidated financial statements was not material.

The main holdings not included in the scope of consolidation are as follows:

Corporate name	Location	Line of business	Owner company	%
Group companies-				
Licencias e Imagen, S.A.	Madrid	Merchandising	Antena 3 de Televisión, S.A.	100
Productora de Televisión de Aragón, S.A. (a)	Zaragoza	Inactive	Publicidad 3, S.A.	100
Grupo Universal Emisoras				
Radio Amanecer, S.A.	Madrid	Radio station	Uniprex, S.A.	100
Corporación Radiofónica Castilla León, S.A.	Valladolid	Radio station	Uniprex, S.A.	50
Digimedia, S.A.(a)	Madrid	Sale of audiovisual technology	Antena 3 Interactiva, S.A.	100
Arbatax Emisiones Audiovisuales,S.A.(a)	Madrid	Audiovisual productions	Antena 3 Temática,S.A.	100
Antena 3 Iniciativas Comerciales, S.A.(a)	Madrid	TV sales management	Antena 3 de Televisión, S.A.	100
Antena 3 Interactiva, S.A.(a)	Madrid	Internet	Antena 3 de Televisión, S.A.	100
Battres Comunicación Alternativa, S.A.(a)	Valencia	Organization and management of events	Antena 3 de Televisión,S.A.	100
Gestión de Telecomunicaciones 2000, S.L.(a)	Madrid	Audiovisual productions	Antena 3 Temática, S.A.	100
Sprayette, S.A.(a)	Buenos Aires			
	(Argentina)	TV home shopping	Antena 3 Directo, S.A.	71
Traherpa, S.L.(a)	Madrid	Transportation of products	Antena 3 de Televisión, S.A.	100
Antena 3 International, Inc.	Miami			
	(USA)	Portfolio company	Antena 3 de Televisión, S.A.	100
Associated companies-				
Onda Cero Ramblas, S.L.	Barcelona	Radio station	Uniprex, S.A.	40
Canal Factoría de Ficción, S.A.	Madrid	Production of fiction programs	Antena 3 de Televisión, S.A.	40
Other holdings-				
Media Park, S.A.	Barcelona	Theme park	Antena 3 de Televisión, S.A.	0.94
T.V.I. Televisão Independiente, S.A.	Lisbon	Television	Antena 3 de Televisión, S.A.	0.001
Canal Satélite Digital, S.L.	Madrid	Digital television	Antena 3 de Televisión, S.A.	2.25

(a) Companies excluded from the consolidated Group as a January 1, 2002, since they were in the process of being liquidated or dissolved. The contributions of these companies to consolidated results are recorded at their net realizable value under the "Extraordinary Expenses" caption in the accompanying consolidated statement of operations.

3. BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

a) True and fair view

The 2002 consolidated financial statements, which were prepared from the accounting records of Antena 3 de Televisión, S.A. and its consolidated subsidiaries (listed in Note 2), are presented in accordance with Royal Decree 1815/1991 approving the regulations for the preparation of consolidated financial statements and, accordingly, give a true and fair view of the Group's net worth, financial position and results of operations at that date.

The consolidated financial statements and the individual financial statements of the Group companies for 2002, which were prepared by the respective companies' directors, will be submitted for approval by the related Shareholders' Meetings, and it is considered that they will be approved without any changes.

b) Comparative Information

Certain items in the 2002 consolidated financial statements are presented using classification methods which differ from those applied in 2001. Had these items been reclassified in the 2002 consolidated statement of operations, in order to better reflect the business activities actually performed, the captions that would have changed are as follows:

	Euros
Program amortization and other supplies	237,355
Intangible asset amortization expense	1,588

c) Consolidation principles

The companies over which Antena 3 de Televisión, S.A. exercises effective control by virtue of ownership of a majority of the voting rights in their representation and decision-making bodies were fully consolidated; where appropriate, the companies in which there is significant influence but not ownership of a majority of the voting rights or joint management with third parties are accounted for by the equity method (see Notes 2 and 8).

All material accounts and transactions between the fully consolidated companies were eliminated in consolidation.

The equity of third parties in the capital stock, reserves and results of the fully consolidated companies is presented under the "Minority Interests" caption in the accompanying consolidated balance sheet.

The consolidated financial statements do not include the tax effect of transferring the reserves of the consolidated subsidiaries to the Parent Company's accounts, since it is considered that no reserves not taxed at source will be transferred and that these reserves will be used as self-financing resources by the respective consolidated subsidiaries.

4. Valuation standards

The main valuation methods applied by the Group in preparing its consolidated financial statements for 2002 were as follows:

a) Consolidation goodwill

The 2002 consolidated financial statements include consolidation goodwill, net of the related accumulated amortization, arising as a result of the positive consolidation difference between the amounts paid for the acquisition of the shares of fully consolidated subsidiaries and their underlying book value.

The goodwill is amortized over the periods in which it is considered that it will contribute to the obtainment of income by the Group.

The detail of the amounts originally recorded under the "Consolidation Goodwill" caption is as follows:

Company	Year acquired	Initial goodwill (Thousands of euros)	Percentage acquired	Amortization period (years)
Antena 3 Directo, S.A.	1999	600	40	5
Movierecord Cine, S.A.	1999	15,399	100	5
Inversiones Valores Inmuebles, S.L.	2000	7,962	77	3
Compunet Servicios Telemáticos, S.A.	2000	2,413	70.82	3
Sprayette, S.A.	2000	9,036	71	10
Inversiones Valores Inmuebles, S.L.	2001	782	7.60	3
Traherpa, S.A.	2001	959	100	3
Trading Team, S.A.	2001	753	76	4
Antena 3D Chile, S.A.	2001	653	70	5
Uniprex, S.A	2002	137,077	100	20
Cadena Voz de Radiodifusión, S.A.	2002	9,545	100	20

As a result of an analysis performed by Company management regarding certain companies' ability to contribute to Group income, in 2002 accelerated amortization totaling €3,980,000 was taken on goodwill relating to Inversiones Valores Inmuebles, S.L. and Compunet Servicios Telemáticos, S.A., and this amount is recorded under the "Extraordinary Expenses" caption in the 2002 consolidated statement of operations (see Note 5).

b) Translation methods (year-end exchange rate method)

The financial statements of the subsidiaries abroad were translated to euros at the exchange rates ruling at year-end, except for:

1. Capital stock and reserves, which were translated at historical exchange rates.
2. Income-statement items, which were translated at the average exchange rates for the year.

The exchange differences arising from application of these methods are included under the "Shareholders' Equity - Translation Differences" caption in the accompanying consolidated balance sheet (see Note 12).

c) Start-up expenses

Start-up expenses, which relate mainly to capital increase and preoperating expenses, are recorded at cost. These expenses are amortized on a straight-line basis over five years.

This caption also includes the amount paid under the agreement with the Radio Blanca Group for the creation of a new radio network in 2002. The Parent Company cooperates in the management of this network by contributing technical resources, bearing certain expenses and managing the commercial areas. The Company also guarantees to Radio Blanca the obtainment of given billing figures based on the audience obtained by the new network. As consideration for this agreement, the Company obtains a percentage of the revenues of this network, which since 2002 is being allocated to income over the ten-year term of the agreement.

Based on projections, the directors of the Parent Company consider that the economic terms and conditions of this agreement will enable this asset to be recovered.

d) Intangible assets

Concessions, patents and trademarks

This account includes mainly the cost assigned to the radio broadcasting administrative concessions acquired from the Rueda de Emisoras Rato corporate group by Uniprex, S.A. and the cost of the other concessions this company has been acquiring since 1990. This cost is being amortized on a straight-line basis over ten years.

Other intangible assets

The remainder of the balance under this caption in the accompanying consolidated balance sheet includes basically the costs incurred in the acquisition or production of computer software when it will foreseeable be used for several years. Most of these assets are amortized on a straight-line basis over a maximum period of five years. In the event of software obsolescence, the related allowances for decline in value are recorded or the asset is definitively retired.

e) Tangible fixed assets

Tangible fixed assets are carried at cost.

The costs of expansion, modernization or improvements leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of the assets are capitalized.

Upkeep and maintenance expenses are expensed currently.

The Group depreciates its tangible fixed assets by the straight-line method at annual rates based on the following years of estimated useful life:

	Years of estimated useful life
Structures	33
Plant and machinery	10 and 12.5
Other fixtures and tools	5, 10 and 12.5
Furniture	10
Computer hardware	5 to 10
Transport equipment and other tangible fixed assets	6 and 10

f) Long-term investments

The long-term investments composing the long-term investment securities portfolio included under the "Long-Term Investments" caption on the asset side of the accompanying consolidated balance sheet as of December 31, 2002, are carried at cost.

Antena 3 de Televisión, S.A. and its subsidiaries record the appropriate investment valuation allowances if cost is higher than market value. Market value is taken to be the underlying book value of the holdings. The long-term investment valuation provision charged to the 2002 consolidated statement of operations amounted to €1,650,000, and this amount was recorded in the "Variation in Investment Valuation Allowances" account in the 2002 consolidated statement of operations.

These investments were made mainly by Antena 3 de Televisión, S.A., which, as indicated in Note 2, does not present consolidated financial statements with all its investees. The increases or decreases in value of the holdings in nonconsolidated investees that would arise from application of consolidation principles would not be material.

g) Parent Company shares

The Parent Company shares acquired without a capital reduction resolution having been adopted by the Parent Company's Shareholders' Meeting are valued at acquisition cost, net, where appropriate, of the allowances required to adjust this value to the underlying book value of the shares.

Also, in accordance with Article 79 of the revised Corporations Law, the Group has recorded a restricted reserve for an amount equal to the acquisition cost of Parent Company shares. This reserve is included under the "Shareholders' Equity" caption in the accompanying consolidated balance sheet.

h) Inventories

Program rights

Rights and program inventories are valued, based on their nature, as follows:

1. Inventoriable in-house productions (programs produced to be rerun, such as series) are recorded at acquisition and/or production cost, which include both external costs billed by third parties for program production and for the acquisition of resources, and internal production costs, which are calculated by applying preset internal rates on the basis of the time during which operating resources are used in production.

   The costs incurred in producing the programs are recorded on the basis of their nature under the appropriate captions in the consolidated statement of operations and are included under the "Program Rights" caption with a credit to the "Inclusion in Inventories" account under the "Program Amortization and Other Supplies" caption in the accompanying consolidated statement of operations.

   Amortization of these programs is recorded under the "Program Amortization and Other Supplies" caption in the consolidated statement of operations on the basis of the number of showings, in accordance with the following percentages:

	Percentage of amortization
1st showing	70
2nd showing	25
Residual value	5

   Given their special nature, the series which are broadcast daily are amortized in full when the first showing of each episode is broadcast.

   The residual value of the series is recorded as an expense in the consolidated statement of operations on the basis of the sales of broadcasting rights to other operators, both in Spain and abroad. In any event, after the sixth year from the date when production of the program was completed, the unamortized cost is written off in full.

2. Non-inventoriable in-house productions (programs produced to be shown only once) are valued by the same methods and procedures as those used to value inventoriable in-house productions. Programs produced and not shown are recorded at year-end under the "Program Rights – In-House Production and Production in Process" caption in the consolidated balance sheet. The cost of these programs is recorded under the "Program Amortization and Other Supplies" caption in the consolidated statement of operations at the time of the first showing.

3. Rights on outside productions (films, series and other similar productions) are recorded at acquisition cost. These rights are deemed to be acquired when the term of the right commences for the Group. Payments to outside production distributors made prior to commencement of the term of the right are recorded under the "Advances to Suppliers" caption in the consolidated balance sheet. The amortization of the rights is recorded in the consolidated statement of operations under the "Program Amortization and Other Supplies" caption on the basis of the number of showings, in accordance with the following percentages, which are set on the basis of the number of showings contracted:

FILMS	Number of showings contracted		
	1	2	3 or more
1st showing	100%	50%	50%
2nd showing	–	50%	30%
3rd showing	–	–	20%

SERIES	Number of showings contracted	
	1	2 or more
1st showing	100%	50%
2nd showing	–	50%

4. The Group's thematic television channels include rights acquired from third parties and programs produced for showing or sale and are valued at acquisition cost and production cost, respectively.

These channels and rights are amortized as follows:

a. In-house productions: 50% when the first showing is broadcast. Subsequent showings of the programs take place over a period of approximately three months and 40% of the cost is allocated to the consolidated statement of operations after the end of the third month from the date of the first showing. The effect on the consolidated statement of operations for the year with respect to the first straight-line allocation of the cost in the aforementioned three-month period is not material. The residual value remains in inventories for the following four years. After the fourth year the unamortized cost is written off.

b. In-house documentary productions: 90% when the first showing is broadcast. The residual value remains in inventories for the following four years. After the fourth year the unamortized cost is written off.

c. Documentaries acquired from third parties: Amortization is recorded on the basis of the number of showings contracted.

Consumables and other

Dubbings, sound tracks, titles and tunes of outside productions are recorded at acquisition or production cost. The amortization of rights is recorded under the "Program Amortization and Other Supplies" caption in the consolidated statement of operations at the time of the showing, by the same method as that used for outside productions.

Other inventories are recorded at acquisition cost and are allocated to income by the effective or actual amortization method over the usage period.

Allowances

The Group records provisions to allowances to reduce the unamortized portion of the value of in-house productions and of the rights on outside productions which it considers will not be shown. When the rights expire, the allowances recorded are used to write off the cost of the rights.

The Group records the appropriate allowances for the decline in value of the rest of its inventories to reduce them to realizable value.

Classification of programs

Program inventories are classified as current assets in accordance with the Spanish National Chart of Accounts and standard practice in the industry in which the Group operates. However, programs are used over several years (see Note 9).

l) Short-term investments

This caption includes short-term investments (mainly in fixed-income securities). The Group records these short-term investments for the amount effectively paid and for the unmatured accrued interest at year-end earned on these acquisitions. As of December 31, 2002, the Group had short-term deposits amounting to €23,438,000.

This caption also includes holdings in companies intended for realization or settlement at short term, which as of December 31, 2002, were recorded at their net asset value (€25,869,000), net of an allowance of the same amount to cover the risk of Antena 3 Televisión S.A.'s investment in these companies. The data on the net worth position of these investees were obtained from the respective companies' unaudited financial statements as of December 31, 2002.

j) Exchange differences

Fixed assets and receivables and payables denominated in foreign currencies are translated to euros at the exchange rates ruling at the transaction date, and the receivables and payables are adjusted at year-end to the exchange rates then prevailing, unless hedges have been arranged, in which case they are valued at the hedged exchange rate.

The positive net differences arising on adjustment of foreign currency accounts receivable and payable to year-end exchange rates are recorded under the "Deferred Revenues" caption on the liability side of the accompanying consolidated balance sheet, unless exchange losses have been charged to income in prior years, in which case the positive differences are credited to period income up to the limit of the net negative differences charged to income in prior years. Negative differences are charged to income. The positive differences deferred in prior years are credited to income in the year in which the related accounts receivable and payable fall due or are repaid early, or as negative exchange differences for the same or a higher amount are recognized.

k) Corporate income tax

The expense for corporate income tax of each year is calculated on the basis of the book income before taxes of each Group company, increased or decreased, as appropriate, by the permanent differences from taxable income. Tax relief and tax credits are recorded as a reduction of the corporate income tax expense for the year. The Group records on the asset and liability sides of the consolidated balance sheet the timing differences giving rise to prepaid and deferred taxes in the individual tax returns of the consolidated companies (see Note 17).

In 2001 the Group started to be taxed on a consolidated basis. Antena 3 de Televisión, S.A. is the Parent Company of this consolidated tax group (see Note 17).

l) Recognition of revenues and expenses

General method

Revenues and expenses are recognized on an accrual basis, i.e. when the actual flow of the related goods and services occurs, regardless of when the resulting monetary or financial flow arises.

However, in accordance with the accounting principle of prudence, the consolidated companies only record realized income at year-end, whereas foreseeable contingencies and losses, including possible losses, are recorded as soon as they become known.

Advertising revenues

The consolidated companies, mainly the Parent Company, obtain basically advertising revenues, which are recognized in the consolidated statement of operations when the advertising spot is broadcast.

TV home shopping revenues

These revenues are recorded in the consolidated statement of operations at the time when title to the goods sold is transferred.

Thematic television channel revenues

Two types of revenues are currently obtained from thematic television channels:

1. Revenues from subscribers to the thematic channel signal are recorded each month in the consolidated statement of operations based on the contractual agreements established with the signal distribution platforms if there is an established minimum number of subscribers. If a minimum number of subscribers is not established or the number of subscribers is above the established minimum, revenues are estimated based on projected business plans. Every month the signal distribution platforms report on the billable number of subscribers and the Group adjusts its revenue estimate, although the adjustment is never material with respect to the final amount to be billed.

2. Revenues from advertising on the thematic television channel are recorded in the consolidated statement of operations when the advertising spot is broadcast.

Sale of in-house production and other audiovisual rights

The Group records these sales as period revenues when the broadcasting rights for the in-house production or the audiovisual rights are sold. The advances received on sales of broadcasting rights are not taken to income until the rights are transferred.

m) Provisions for contingencies and expenses

This caption in the accompanying consolidated balance sheet relates to the estimated amount required for probable or certain third-party liability arising from guarantees provided by the Group, litigation, outstanding indemnity payments or obligations of undetermined amount, and for coverage of projected losses. These provisions are recorded when the liability, obligation or decision giving rise to the indemnity, payment or loss arises.

n) Severance costs

Under current labor regulations, the consolidated companies are required to pay severance to employees terminated under certain conditions. The consolidated companies' directors consider that no terminations will take place in the near future and, accordingly, no provision has been recorded in this connection in the accompanying consolidated balance sheet as of December 31, 2002.

5. CONSOLIDATION GOODWILL

The transactions recorded in 2002 under this caption are summarized as follows:

	Thousands of euros				
	Balance at 12/31/01	Additions	Exclusions from consolidation	Amortization	Balance at 12/31/02
Companies:					
Antena 3 Directo, S.A.	240	–	–	(120)	120
Movierecord Cine, S.A.	7,699	–	–	(3,079)	4,620
Inversiones Valores Inmuebles, S.L.	6,091	–	–	(6,091)	–
Compunet Servicios Telemáticos, S.A.	1,609	–	–	(1,609)	–
Sprayette, S.A.	7,982	–	(7,982)	–	–
Traherpa, S.A.	639	–	(639)	–	–
Antena 3D Chile, S.A.	653	–	–	(130)	523
Uniprex, S.A	–	137,077	–	(6,853)	130,224
Cadena Voz de Radiodifusión, S.A.	–	9,545	–	(477)	9,068
Trading Team, S.A.	–	376	–	(188)	188
Total	**24,913**	**146,998**	**(8,621)**	**(18,547)**	**144,743**

6. INTANGIBLE ASSETS

The transactions recorded in 2002 in intangible asset accounts and the related accumulated amortization are summarized as follows:

	Thousands of euros					
	Balance at 12/31/01	Inclusion in/ exclusions from consolidation	Additions or provisions	Retirements or reductions	Transfers	Balance at 12/31/02
Cost:						
Research and development expenses	73	(73)	–	–	–	–
Concessions, patents and trademarks	36	30,512	600	(1)	–	31,147
Intellectual property	4,699	3,453	2,888	(8,830)	–	2,210
Audiovisual rights	–	–	16,000	(16,000)	–	–
Computer software	16,600	3,882	3,477	(182)	1,468	25,245
Rights on leased assets	439	647	112	–	(47)	1,151
Goodwill	72	–	–	(72)	–	–
	21,919	38,421	23,077	(25,085)	1,421	59,753
Accumulated amortization:						
Research and development expenses	(21)	21	–	–	–	–
Concessions, patents and trademarks	(15)	(29,595)	(322)	–	–	(29,932)
Intellectual property	(487)	(115)	(646)	1,036	–	(212)
Computer software	(6,673)	(2,987)	(3,142)	2	(445)	(13,245)
Goodwill	(72)	–	–	72	–	–
Rights on leased assets	(100)	(647)	(326)	–	32	(1,041)
	(7,368)	(33,323)	(4,436)	1,110	(413)	(44,430)
Total	14,551					15,323

When Antena 3 de Televisión, S.A. acquired the 2002 Soccer World Cup broadcasting rights, it also acquired a preferential option on rights for the free-to-air TV broadcasting in Spain of the 2006 Soccer World Cup. The Company valued this option at €16,000,000 on the basis of an analysis reviewed by an independent expert. Subsequently, in 2002 the Company decided to sell this option to Corporación Admira Media, S.A., Sole-Shareholder Company, for the same amount.

The cost or production value and accumulated amortization of the fully amortized intangible assets as of December 31, 2002, amounted to approximately €31,419,742.

7. TANGIBLE FIXED ASSETS

The transactions recorded in 2002 in tangible fixed asset accounts and the related accumulated depreciation are summarized as follows:

	Thousands of euros					
	Balance at 12/31/01	Inclusion in/ exclusions from consolidation	Additions or provisions	Retirements or reductions	Transfers	Balance at 12/31/02
Cost:						
Land and structures	60,907	4,274	877	(336)	(1,496)	64,226
Plant and machinery	80,916	13,960	5,498	(566)	1,439	101,247
Other fixtures and tools	36,228	7,714	5,216	(1,434)	309	48,033
	117,144	21,674	10,714	(2,000)	1,748	149,280
Furniture	11,774	2,581	1,284	(65)	13	15,587
Computer hardware	22,229	3,091	5,322	(1,549)	(1,067)	28,026
Transport equipment and other						
tangible fixed assets	4,260	1,785	577	(1,065)	15	5,572
Construction in progress	827	589	1,384	(742)	(634)	1,424
	217,141	33,994	20,158	(5,757)	(1,421)	264,115
Accumulated depreciation:						
Land and structures	(10,906)	(462)	(1,815)	56	127	(13,000)
Plant and machinery	(41,022)	(11,631)	(8,885)	209	18	(61,311)
Other fixtures and tools	(16,980)	(4,129)	(3,635)	1,429	(92)	(23,407)
	(68,908)	(16,222)	(14,335)	1,694	53	(97,718)
Furniture	(6,242)	(1,779)	(1,580)	2	-	(9,599)
Computer hardware	(10,418)	(1,238)	(4,635)	1,206	360	(14,725)
Transport equipment and other						
tangible fixed assets	(4,467)	(574)	(575)	955	-	(4,661)
	(90,035)	(19,813)	(21,125)	3,857	413	(126,703)
Total	**127,106**					**137,412**

As of December 31, 2002, the cost and accumulated depreciation of the fully depreciated tangible fixed assets being used by the Group amounted to €38,158,090.

The Group takes out insurance policies to sufficiently cover the possible risks to which its tangible fixed assets are subject.

8. LONG-TERM INVESTMENTS

The transactions recorded in 2002 in "Long-Term Investments" accounts are summarized as follows:

	Thousands of euros				
	Balance at 12/31/01	Additions or provisions	Retirements or reductions	Inclusions in consolidation	Balance at 12/31/02
Investments in Group companies-					
Ensueño Films, S.L.(b)	1,803	–	–	(1,803)	–
Licencias e Imagen, S.A.(a)	90	–	(90)	–	–
Digimedia Extremadura, S.A.(a)	48	–	(48)	–	–
Servisord Networks, S.A.(c)	182	–	(182)	–	–
Megamundi, S.A.(a)	153	–	(153)	–	–
Todotoys, S.L.(a)	3,293	–	(3,293)	–	–
Trading Team , S.L.(b)	998	598	–	(1,596)	–
Antena 3 International, Inc.	1,676	–	–	–	1,676
Other investments in Group companies	–	11,337	–	–	11,337
Battres Canarias, S.A.(a)	60	–	(60)	–	–
	8,303	11,935	(3,826)	(3,399)	13,013
Investments in associated companies-					
Level 51, S.L.(c)	1,015	–	(1,015)	–	–
Onda Cero Ramblas, S.L.	–	2,104	–	–	2,104
Superdeporte ATZ, S.A.	30	–	–	–	30
Canal Factoría de Ficción, S.A.	240	–	–	–	240
	1,285	2,104	(1,015)	–	2,374
Other investments-					
Usandizaga, Canal y Asociados, S.A.(a)	541	–	(541)	–	–
T.V.I. Televisão Independiente, S.A.	2,016	–	–	–	2,016
Canal Satélite Digital, S.L.	10,020	1,125	–	–	11,145
Media Park, S.A.	1,142	–	–	–	1,142
Total other investments	13,719	1,125	(541)	–	14,303
Long-term guarantees and deposits	247	529	(144)		632
Long-term loans	3,606	116	(902)	–	2,820
Investment valuation allowance	(14,742)	(1,650)	4,698		(11,694)
Total	**12,418**				**21,448**

(a) These companies are presently being dissolved and, accordingly, their cost and related allowance have been reclassified to the "Short-Term Investments" caption.
(b) These companies were included inthe scope of consolidation in 2002.
(c) These companies were sold in 2002.

The net provision to the long-term investment valuation allowance charged to income in 2002 amounted to €1,650,000, and this amount was recorded under the "Variation in Investment Valuation Allowance" caption in the accompanying 2002 consolidated statement of operations.

The investees and information thereon as of December 31, 2002, are as follows:

	Thousands of euros				
COMPANY	% of ownership	Capital and additional paid-in capital	Reserves	Income (loss) for the year	Capital payments payable
Canal Superdeporte ATZ, S.A.	50%	60	191	(4)	–
Canal Factoría de Ficción, S.A.	40%	600	548	(a)	120
T.V.I. Televisão Independiente, S.A.	0.001%	65,810	(a)	(a)	–
Canal Satélite Digital, S.L.	2.25%	(a)	(a)	(a)	–
Media Park, S.A.	0.944%	45,245	27,237	(27,913)	–
Onda Cero Ramblas, S.L.	40%	601	580	291	–
Antena 3 International, Inc.	100%	2,321	(b)	(b)	–

(a) Information not available.
(b) Inactive companies.

The data on the net worth position of the Group companies and investees were obtained from the unaudited financial statements as of December 31, 2002.

None of the Group's investees is listed on Spanish or foreign stock exchanges.

9. INVENTORIES

The detail of the balance of this caption in the consolidated balance sheet as of December 31, 2002, is as follows:

	Thousands of euros
Program rights, net-	
Rights on outside production	189,755
In-house productions and programs in process	77,680
Sports broadcasting rights	3,214
Allowance for inventory obsolescence	(24,566)
	246,083
Consumables and other-	
Dubbing, sound tracks and titles	2,944
Other materials	8,481
	11,425
Advances to suppliers	47,442
	304,950

The "Advances to Suppliers" caption in the accompanying consolidated balance sheet as of December 31, 2002, includes basically prepayments in connection with commitments to purchase outside production rights.

At the end of 2002 the Parent Company had commitments, mainly for the purchase of audiovisual property rights, amounting to €157,500,000.

It is estimated that €134,655,000 of rights on in-house and outside productions will be amortized in 2003 (see Note 4-h).

10. Trade receivables

The balance of this caption in the consolidated balance sheet as of December 31, 2002, is made up of the following accounts, which were grouped together for presentation purposes:

	Thousands of euros
Trade receivables for sales	176,131
Barter trade receivables	8,130
Trade notes receivable	1,330
Trade receivables for unissued invoices	365
Total	**185,956**

11. Balances and transactions with Group, associated and related companies

The detail of the balances of the "Receivable from Group, Associated and Related Companies" and "Payable to Group, Associated and Related Companies" captions on the asset and liability sides, respectively, of the accompanying consolidated balance sheet as of December 31, 2002, is as follows:

	Thousands of euros				
	Operating receivables	Short-term receivables	Total short-term receivables	Short-term payables	Long-term payables
Group companies:					
Antena 3 International, Inc.	5	–	5	(17)	–
Licencias e Imagen, S.A.	–	–	–	(116)	–
Traherpa, S.L.	–	–	–	(251)	–
Compañía Tres Mil Ochocientos, S.A.	4	–	4	(8)	–
Estaciones Radiofónicas de Aragón, S.A.	255	–	255	(878)	–
La Veu de Lleida, S.L.	19	–	19	(101)	–
Onda Cero, S.A.	569	40	609	(162)	–
Radio Noticias Noventa, S.A.	59	–	59	(261)	–
Radio Sistemas Radiofónicos Cinco, S.L.	23	–	23	(50)	–
Radio Tormes, S.A.	9	–	9	(43)	–
Sprayette, S.A.	3,348	–	3,348	–	–
Arbatax Emisiones Audiovisuales, S.A.	–	–	–	(100)	–
Grupo Universal Emisoras Radio Amanecer, S.A.	–	–	–	(42)	–
Ipar Onda, S.A.	–	–	–	(553)	–
Ondadit, S.L.	–	–	–	(21)	–
Productora de Aragón, S.A.	–	–	–	(522)	–
Radio Alamedilla, S.A.	–	–	–	(4)	–
Associated and related companies:					
Onda Cero Ramblas, S.L.	–	–	–	(9)	–
Canal Factoría de Ficción, S.A.	1,175	–	1,175	–	–
T.V.I. Televisão Independente, S.A.	485	–	485	–	–
Telefónica, S.A.	827	–	827	(13)	–
Telefactoring EFC, S.A.	–	–	–	(133)	–
Lola Films, S.A.	692	–	692	(2,885)	(3,999)
Gestora de Medios Audiovisuales de Fútbol, S.L.	–	–	–	(280)	–
DTS, Distribuidora de Televisión Digital, S.A.	816	–	816	(6,917)	–
Playa de Madrid, S.A.	3	–	3	(364)	–
Famosos, Artistas, Músicos y Actores, S.A.	22	191	213	(24)	–
Canal 11 Telefe	401	–	401	(394)	–
Telefónica Servicios Audiovisuales, S.A.	5	–	5	(1,832)	–
Telefónica Servicios Móviles, S.A.	1,166	–	1,166	(370)	–
Terra Network, S.A.	341	–	341	–	–
Telefónica Data España, S.A.	201	–	201	(1,492)	–
Telefónica de Contenidos, S.A.U.	2,479	–	2,479	(25,424)	–
Telefónica Ingeniería de Seguridad, S.A.	230	–	230	(275)	–
Telefónica Sport, S.A.	–	–	–	(580)	–
Audiovisual Sport, S.L.	–	–	–	(314)	–
Fremantle Media	–	–	–	(783)	–
Canal 37, S.A.	247	–	247	(138)	–
Other	548	–	548	(413)	–
TOTAL	**13,929**	**231**	**14,160**	**(45,769)**	**(3,999)**

As of December 31, 2002, the Group company Publicidad 3, S.A. had an account payable to Telefónica de Contenidos, S.A., Sole-Shareholder Company, relating to the deferred payment for the purchase of Uniprex, S.A. and Cadena Voz de Radiodifusión, S.A. This payment will be made on September 10, 2003.

The detail of the transactions carried out in 2002 with the Group and associated companies is as follows:

	Thousands of euros			
	Sales	Financial revenues	Purchases, acquisition of rights and other services	Financial expenses
Group companies:				
Licencias e Imagen, S.A.	273	5	42	–
Traherpa, S.L.	–	–	–	5
Todotoys, S.L.		7	–	–
Antena 3 Iniciativas Comerciales, S.A.	15	–	2	25
Antena 3 Interactiva, S.A.	54	197	438	–
Arbatax Emisiones Audiovisuales, S.A.	556	45	8	–
Battres Comunicación Altenativa, S.A.	–	46	–	–
Farmaplanning, S.L	–	–	–	14
Gestión Telecomunicaciones 2000, S.L.	–	2	722	–
Ipar Onda, S.A.	–	–	–	22
Radio Noticias Noventa, S.A.	90	–	–	–
Sprayette, S.A.	50	–	–	–
Associated and related companies:				
Canal Factoría de Ficción, S.A.	713	–	–	–
Onda Cero Ramblas, S.L.	740	–	–	–
T.V.I. Televisão Independente, S.A.	1	–	–	–
Media Park, S.A.	17	–	276	–
Telefónica, S.A.	57		12	–
Lola Films, S.A.	565	–	1,243	–
Terra Networks, S.A.	447	–	–	–
DTS, Distribuidora de Televisión Digital, S.A.	5,094	–	49,947	–
Playa de Madrid, S.A.	163	–	1,088	–
Telefónica Multimedia, S.A.C.	15	–	–	–
Telefónica de España , S.A.	351		2,994	–
Telfisa	–	–	–	112
Famosos, Artistas, Músicos y Actores,S.A.	199	96	3,710	–
Telefónica Investigación y Desarrollo, S.A.U	–	–	45	–
Canal 11 Telefe	3	–	19	–
Telefónica de Contenidos,S.A.	–	–	–	3,204
Telefónica Servicios Audiovisuales, S.A.	98		5,016	–
Telefónica Servicios Móviles, S.A.	4,045		1,890	–
Telefónica Data España, S.A.	84	–	368	–
Grupo Admira Media Media, S.A.U.	3,168	–	1,403	–
Telefónica Ingeniería de Seguridad, S.A.			272	–
Admira Sport, S.A.	–	–	1,373	–
Zeleris España, S.A.	–	–	33	–
RTL Televisión, S.A.	–	–	2	–
Corporación Radiofónica Castilla-La Mancha, S.A.	1,103	–	–	–
Corporación Radiofónica Castilla y León, S.A.	1,102	–	–	–
Corporación Radiofónica Murcia, S.A.	289	–	–	–
Telefónica Sistemas, S.A.	9	–	234	–
Audiovisual Sport, S.L.	–	–	1,546	–
Gerencia Balear de Medios,S.A.	–	–	339	–
Canal Satélite Digital, S.L.	–	–	7	–
Atento Telecomunicaciones España, S.A.	–	–	50	–
Fremantle Media	–	–	5,258	–
Gestión Servicios de Emergencia, S.A.	–	–	210	–
Total	**19,301**	**398**	**78,547**	**3,382**

The balances and transactions with the related company DTS Distribuidora de Televisión Digital, S.A. relate to the sale of thematic channels and the acquisition of audiovisual rights to broadcast free-to-air TV.

The balances and transactions with Telefónica Servicios Audiovisuales, S.A. relate to the provision of signal transmission and news production services.

12. Shareholders' equity

The transactions recorded in equity accounts in 2002 and the detail thereof as of December 31, 2002, are summarized as follows:

	Thousands of euros						
	Balance at 12/31/01	Distribution of of 2001 income	Divided distributed	Variation in translation differences	Changes in the scope of consolidation	2002 Loss	Balance at 12/31/02
Capital stock	166,668	–	–	–	–	–	166,668
Legal reserve	33,334	–	–	–	–	–	33,334
Reserve for treasury stock	2,933	–	–	–	–	–	2,933
Other reserves	257,437	19,589	–	–	–	–	277,026
Retained earnings	9,366	–	–	–	–	–	9,366
Reserves at fully consolidated companies	(8,804)	8,635	–	–	(606)	–	(775)
Dividends distributed	–	19,829	(19,829)	–	–	–	–
Translation differences	187	–	–	(1,462)	606	–	(669)
Income (loss) attributed to the Parent	48,053	(48,053)	–	–	–	(30,037)	(30,037)
Total	**509,174**	**0**	**(19,829)**	**(1,462)**	**0**	**(30,037)**	**457,846**

Capital stock of the Parent Company

The Parent Company's capital stock as of December 31, 2002, consisted of 166,668,000 fully subscribed and paid registered shares of €1 par value each.

All the shares carry the same rights and their transfer is restricted under the terms provided for by the Private Television Law of May 3, 1988, and the Parent Company's bylaws.

The Parent Company's shareholder structure as of December 31, 2002, was as follows:

	Percentage of ownership
Telefónica de Contenidos, S.A.	47.52
Banco Santander Central Hispano, S.A.	17.41
Macame, S.A. (Banco Santander Central Hispano Group)	12.79
RTL Group Communications S.L.U.	17.27
Other shareholders	5.01
	100.00

Legal reserve

Under the revised Corporations Law, 10% of income for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of capital stock.

The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased capital stock amount. Otherwise, until the legal reserve exceeds 20% of capital stock, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

Other reserves

The "Other Reserves" account includes restricted reserves of €281,141 relating to the "Reserve for Adjustment of Capital Stock to Euros".

Reserve for Parent Company shares

Under the revised Corporations Law, a restricted reserve must be recorded equal to the value of the shares of the Parent Company held by the Group. Also, the par value of the Parent Company shares owned by the Group cannot exceed 10% of the Parent Company's capital stock and the shares in question must be fully paid in.

As of December 31, 2002, the total cost of the Parent Company shares amounted to €2,932,813 and related to 1,444,500 shares of €1 par value each.

Reserves at fully consolidated companies

The detail, by consolidated company, of the balance of the "Reserves at Fully Consolidated Companies" caption as of December 31, 2002, is as follows:

	Thousands of euros
Nova Televisió, S.A.	(18)
Guadiana Producciones, S.A.	1,031
Antena 3 Editorial, S.A.	376
Antena 3 Producciones, S.A.	(2,392)
Antena 3 Perú, S.A.	(86)
Inversiones Valores Inmuebles, S.L	502
Compunet Servicios Telemáticos, S.A.	(712)
A3D Chile Holdings, S.A.	(66)
A3D Chile, S.A.	174
Other reserves of the Parent Company relating to changes in the scope of consolidation	416
Total	**(775)**

This caption includes the legal reserves of the subsidiaries amounting to approximately €965,000 as of December 31, 2002. These reserves are restricted.

Translation differences

The detail, by company, of the balance of the "Translation Differences" caption as of December 31, 2002, is as follows:

	Thousands of euros
Antena 3 Perú, S.A.	86
Antena 3 Producciones, S.A.	(302)
A3D Chile Holdings, S.A.	(349)
A3D Chile, S.A.	(104)
	(669)

13. MINORITY INTERESTS

The balance of this caption in the accompanying consolidated balance sheet relates to the equity of minority interests in the consolidated companies. Also, the balances of the "Income/Loss Attributed to Minority Interests" captions in the accompanying consolidated statement of operations reflect the equity of these minority interests in the income or loss for the year.

The detail of the balances of the "Minority Interests" and "Income/Loss Attributed to Minority Interests" captions as of December 31, 2002, is as follows:

	Thousands of euros					
	Balance at 12/31/01	Changes in the scope of consolidation	Adjustments to 2001 Income	Translation differences	2002 Income (loss)	Balance at 12/31/02
Nova Televisió, S.A.	339		40	–	53	432
Antena 3 Castilla y León, S.A.	589	–	–	–	(11)	578
Sprayette, S.A.	89	(89)	–	–	–	–
Inversiones Valores Inmuebles, S.L.	133	–	–	–	(48)	85
Compunet Servicios Telemáticos, S.A.	(2)	–	–	–	(11)	(13)
A3D Chile, S.A.	727	–	128	(132)	(23)	700
Trading Team, S.L.	–	37	–	–	170	207
Total	**1,745**	**(52)**	**168**	**(132)**	**130**	**1,989**

14. PAYABLE TO CREDIT INSTITUTIONS

The breakdown of the balances of these captions on the liability side of the accompanying consolidated balance sheet as of December 31, 2002, showing the related maturities, is as follows:

	Thousands of euros		
		Balance drawn down	
		Maturity	
	Limit	2002	From 2003 to 2010
Syndicated loan	140,000	15,550	124,450
Syndicated credit line	90,000	–	–
Loans	4,068	549	3,350
Credit lines	20,264	3,617	–
Demand deposit overdrafts	–	1,816	–
Accrued interest payable	–	192	921
	254,332	**21,724**	**128,721**

On October 28, 2002, the Parent Company arranged a syndicated loan and a syndicated credit line with various credit institutions, with JP Morgan Bank, S.A. as the agent bank, to enable it to purchase through its subsidiary Publicidad 3, S.A. all the shares of Uniprex, S.A. and Cadena Voz de Radiodifusión, S.A. held by Grupo Admira Media, S.A., Sole-Shareholder Company (now Telefónica de Contenidos, S.A., Sole-Shareholder Company). The loan amounts to €140,000,000 and the limit of the credit line is €90,000,000. As of December 31, 2002, the Company had not drawn down any amount against this credit line, which is secured by the Company's assets.

The agreement under which the loan and credit line were arranged established certain financial and operating conditions to be met by Antena 3 de Televisión S.A. The Company's directors consider that as of December 31, 2002, the Company was meeting all these conditions.

The interest rate on this credit line is tied to EURIBOR plus a spread. There is also a fixed annual fee payable on the loan in addition to various fees paid by the Company at the date the credit line was arranged. The fees payable at over one year are recorded under the "Deferred Charges" caption in the accompanying consolidated balance sheet.

The interest rates paid by the Group in 2002 on the loans and credit facilities with credit institutions are mainly tied to Euribor plus a spread ranging from 0.10% to 1%.

15. Trade accounts payable

The detail of the balance of this caption in the accompanying consolidated balance sheet as of December 31, 2002, is as follows:

	Thousands of euros
Payable to suppliers	136,162
Payable for unreceived invoices	30,328
Barter payables	1,616
	168,106

16. Other provisions

The detail of the balance of the "Other Provisions" caption on the liability side of the accompanying consolidated balance sheet as of December 31, 2002, is as follows:

	Thousands of euros
Trade discounts payable	22,880
Other short-term provisions for contingencies and expenses	40,589
Total	**63,469**

17. Tax matters

The detail of the balances of the "Prepaid Taxes", "Taxes Receivable" and "Taxes Payable" captions on the asset and liability sides of the accompanying consolidated balance sheet as of December 31, 2002, is as follows:

	Thousands of euros
Long-term-	
Prepaid taxes	7,183
Short-term-	
Prepaid taxes	11,253
2002 corporate income tax asset	9,531
Tax assets	4,213
Other taxes receivable	5,103
	30,100
Total taxes receivable	**37,283**
Short-term-	
Tax withholdings payable	2,782
Corporate income tax payable	-
Accrued social security taxes payable	2,588
VAT payable	6,256
Deferred income tax	-
Other taxes payable	678
	12,304
Total taxes payable	**12,304**

In accordance with Corporate Income Tax Law 43/1995, on December 26, 2000, Antena 3 de Televisión, S.A. notified the Madrid tax authorities of its decision to file consolidated tax returns indefinitely provided that the requirements established in Article 81 of this Law are met and it does not decide to cease to apply the consolidated tax regime (Law 24/2001).

The filing of consolidated tax returns gives rise to reciprocal intercompany balances, due to the offset of the losses incurred by certain companies against the income earned by other Group companies. These balances are recorded in the "Payable to Group Companies Due to Tax Effect" and "Receivable from Group Companies Due to Tax Effect" accounts, as appropriate.

Corporate income tax is calculated on the basis of income per books determined by application of generally accepted accounting principles, which does not necessarily coincide with taxable income.

The reconciliation of the loss per books for 2002 to the tax base for corporate income tax purposes is as follows:

	Thousands of euros	
	Tax base	Tax charge
Consolidated loss before taxes	(45,497)	(15,924)
Permanent differences:		
Increases	16,885	5,910
Permanent difference due to consolidation	11,300	3,955
Total permanent differences	28,185	9,865
Tax credits taken in 2002		(9,531)
Adjusted tax base and expense for the year	**(17,312)**	**(15,590)**
Timing differences:		
Increases-		
Arising in the year	21,799	7,630
Decreases-		
Arising in prior years	(16,523)	(5,783)
Total timing differences	5,276	1,847
Tax base and net tax payable	**(12,036)**	**(4,212)**

The consolidated tax group is made up of more companies than those included in the scope of consolidation (listed in Note 2). Had these companies been included in the reconciliation of loss per books for 2002 to the tax base for corporate income tax purposes, the tax expense for the year and net tax payable would have amounted to €17,271,000 and €5,893,000, respectively.

The difference between the tax charge allocated to the current year and to prior years and the tax charge already paid or to be paid for those years, which is recorded in the "Prepaid Income Tax" account, arose as a result of the following timing differences:

	Thousands of euros
Prepaid Income tax:	
Provision for operating bad debts	1,876
Provision for in-house productions	1,107
Provision for outside productions	92
Provision for contingencies and expenses	4,920
Investment valuation provision	684
Other items	9,757
Total	**18,436**

Based on the estimate made by the directors of the consolidated companies of when future income will arise to enable the offset and use of these prepaid taxes and tax assets, €7,183 thousand were recorded under the "Fixed and Other Noncurrent Assets – Prepaid Taxes" caption and the remainder under the "Current Assets - Taxes Receivable" caption.

The detail of the tax loss carryforwards of the companies subject to Spanish corporate income tax and of the related amounts and last years for offset is as follows:

Company	Thousands of euros		
	Year incurred	Tax loss	Last year for offset
Productora de Aragón, S.A.	1992	29	2007
Publicidad 3, S.A.	1992	25	2007
Productora de Aragón, S.A.	1993	33	2008
Publicidad 3, S.A.	1993	8	2008
Publicidad 3, S.A.	1994	9	2009
Productora de Aragón, S.A.	1995	126	2010
Publicidad 3, S.A.	1995	3	2010
Productora de Aragón, S.A.	1996	12	2011
Publicidad 3, S.A.	1996	3	2011
Productora de Aragón, S.A.	1997	20	2012
Publicidad 3, S.A.	1997	22	2012
Productora de Aragón, S.A.	1998	9	2013
Antena 3 Iniciativas Comerciales, S.A.	1998	227	2013
Antena 3 Interactiva, S.A.	1998	42	2013
Arbatax Emisiones Audiovisuales, S.A.	1998	1,486	2013
Guadiana Producciones, S.A.	1998	197	2013
Publicidad 3, S.A.	1998	3	2013
Antena 3 Iniciativas Comerciales, S.A.	1999	230	2014
Antena 3 Interactiva, S.A.	1999	242	2014
Arbatax Emisiones Audiovisuales, S.A.	1999	1,405	2014
Farmaplanning, S.L.	1999	104	2014
Gestión de Telecomunicaciones 2000, S.L.	1999	330	2014
Antena 3 Iniciativas Comerciales, S.A.	2000	660	2015
Antena 3 Interactiva, S.A.	2000	5,341	2015
Arbatax Emisiones Audiovisuales, S.A.	2000	41	2015
Battres Comunicación Alternativa, S.A.	2000	2,856	2015
Farmaplanning, S.L.	2000	6	2015
Gestión de Telecomunicaciones 2000, S.L.	2000	61	2015
Productora de Aragón, S.A.	2000	8	2015
Publicidad 3, S.A.	2000	8	2015
Battres Comunicación Alternativa, S.A.	2001	1,116	2016
Ensueño Films, S.A.	2001	345	2016
Gestión de Telecomunicaciones 2000, S.L.	2001	292	2016
Megatrix, S.A.	2001	1,323	2016
Total		**16,622**	

Under current tax legislation, the tax loss of a given year can be carried forward for offset against the taxable income of the following 15 years. However, the amount ultimately qualifying for carryforward might be modified as a result of a review by the tax inspection authorities of the years in which the losses arose.

On March 20, 2002 the Spanish Accounting and Audit Institute (ICAC) published a resolution establishing that whenever it is certain that tax losses will be recovered at short term, companies can recognize the tax assets earned in the year, thereby reducing the corporate income tax expense by the amount of these tax assets.

In 2002, in accordance with this resolution, the Company recognized the tax assets earned during the year and these earned in 2001 that had not yet been recognized, the detail being as follows:

Year	Thousands of euros
2001	2,213
2002	7,318

The years open for review by the tax inspection authorities are as follows:

Company	VAT	Personal income tax withholdings	Corporate income tax
Antena 3 de Televisión, S.A.	1999	1999	1998
Battres Comunicación Alternativa, S.A.	2002	1998	1998
Nova Televisió, S.A.	1998	1998	1998
Antena 3 Directo, S.A.	1998	1998	1998
Farmaplanning, S.L.	1998	1998	1998
Digimedia, S.A.	1998	1998	1998
Publicidad 3, S.A.	1998	1998	1998
Productora de Aragón, S.A.	1998	1998	1998
Antena 3 Temática, S.A.	1998	1998	1998
Arbatax, Emisiones Audiovisuales, S.A.	1998	1998	1998
Antena 3 Iniciativas Comerciales, S.A.	1998	1998	1998
Guadiana Producciones, S.A.	2000	2000	1998
Antena 3 Editorial, S.A.	1998	1998	1998
Antena 3 Interactiva, S.A.	1998	1998	1998
Movierecord Cine, S.A.	1998	1998	1998
Gestión de Telecomunicaciones 2000, S.L.	1998	1998	1998
Antena 3 Castilla y León, S.A.	1999	1999	1999
Inversiones Valores Inmuebles, S.L.	1998	1998	1998
Compunet Servicios Telemáticos, S.A.	1998	1998	1998

The Parent Company's directors do not expect any material liabilities to arise as a result of an inspection of the open years that would affect the consolidated financial statements.

18. Other guarantee commitments to third parties and other contingent liabilities

a) Guarantee commitments to third parties

The detail of the guarantees provided by the Group to financial institutions for third parties is as follows:

	Thousands of euros
Associated companies	23,270
Other guarantees	23,135
Total	**46,405**

As of December 31, 2002, the guarantees provided for associated companies included basically the guarantee provided by the Parent Company for Gestora de Medios Audiovisuales Fútbol, S.L. and Audiovisual Sport, S.L. amounting to €5,229,000 and €10,123,000, respectively, in connection with the normal operations of these companies.

The Parent Company's directors consider that the unforeseen liabilities, if any, as of December 31, 2002, that might arise from the guarantees provided would not be material.

b) Other contingent liabilities

As of December 31, 2002, the only significant litigation pending was that relating to the complaint filed by various rights management entities amounting to €15,000,000. The Court of First Instance of San Sebastián de los Reyes found for the plaintiffs and the Company appealed against the decision of this Court.

The directors of the Parent Company and their legal advisers do not expect any material liabilities to arise in addition to those already recorded from the outcome of the lawsuits in progress.

19. Foreign currency balances and transactions

a) Foreign currency balances

The breakdown, by currency, of the equivalent euro value of the Group's foreign currency debts reflected on the liability side of the accompanying consolidated balance sheet as of December 31, 2002, is as follows:

	Thousands of euros
Currency	Trade accounts payable
U.S. dollars	45,467
Other currencies	745
Total	**46,212**

b) Foreign currency transactions

The foreign currency transactions performed in 2002 related mainly to transactions denominated in U.S. dollars; their equivalent euro values translated at the average exchange rate for the year were as follows:

	Thousands of euros
Sales	12,044
Purchases and other expenses	100,126
	112,170

20. Revenues and expenses

a) Contribution of the companies to consolidated results

The detail of the contribution of each consolidated company to the consolidated loss for the year was as follows:

	Thousands of euros		
	Individual income (loss)	Consolidation adjustments	Total
Antena 3 de Televisión, S.A.	(31,293)	50,052	18,759
Publicidad 3, S.A.	(23,073)	31,536	8,463
Trading Team, S.L.	854	(188)	666
Antena 3 Editorial, S.A.	607	–	607
Antena 3 Producciones, S.A.	240	–	240
Antena 3 Temática, S.A.	146	–	146
Nova Televisió, S.A.	108	–	108
Megatrix, S.A.	97	–	97
Guadiana Producciones, S.A.	72	–	72
Uniprex, S.A.	(23,981)	(6,853)	(30,834)
Antena 3 Directo, S.A.	(9,961)	706	(9,255)
Inversiones Valores Inmuebles, S.L.	(606)	(7,239)	(7,845)
Movierecord Cine, S.A.	(3,788)	(3,079)	(6,867)
Ensueño Films, S.L.	(1,262)	–	(1,262)
Compunet Servicios Telemáticos, S.A.	(213)	(1,608)	(1,821)
Cadena Voz de Radiodifusión, S.A.	(225)	(477)	(702)
A3D Chile Holdings, S.A.	(230)	–	(230)
A3D Chile, S.A.	(78)	(131)	(209)
Antena 3 Perú, S.A.	(12)	–	(12)
Antena 3 Castilla y León, S.A.	(28)	–	(28)
	(92,626)	**62,719**	**(29,907)**

b) Revenues

The breakdown of the Group's ordinary revenues in 2002 is as follows:

	Thousands of euros
Advertising sales	643,529
Other sales	54,361
Trade and other discounts	(61,202)
	636,688

c) **Program amortization and other supplies**

The detail of the "Program Amortization and Other Supplies" caption in 2002 is as follows:

	Thousands of euros
Program broadcasting rights	116,936
Broadcasting of in-house productions	123,246
Addition to inventories	(128,446)
Broadcasting rights	34,205
Outside production services	105,955
Performances of and contributions by entertainers	11,656
Other amortization	45,075
Total	**308,627**

The "Addition to Inventories" account reflects the expenses incurred in making programs. In accordance with the Parent Company's procedures, these expenses are capitalized and subsequently amortized by the method described in Note 4-h.

d) **Personnel expenses**

The breakdown of the personnel expenses in 2002 is as follows:

	Thousands of euros
Wages and salaries	111,642
Social security costs and other employee welfare expenses	25,264
Other personnel expenses	4,217
	141,123

The average number of employees in 2002, by category, was as follows:

Professional category	Number of employees
Senior management	144
Operations and programs personnel	1,898
Commercial personnel	364
Management personnel	278
Interns	35
Specific-project contracts	559
Total	**3,278**

e) Rent and fees

The "Rent and Fees" caption in the consolidated statement of operations for 2002 includes, inter alia and as the most significant item, the fees paid by the Parent Company for the distribution of the audiovisual signal.

f) Other current operating expenses

The breakdown of the balance of this caption in the consolidated statement of operations for 2002 is as follows:

	Thousands of euros
Copyright	15,312
Advertising and publicity	14,888
Communications	15,069
Work performed by other companies	38,103
Other expenses	46, 919
Total	**130,291**

g) Fees and other amounts paid to auditors

In 2002 the fees for audit services provided to Antena 3 de Televisión, S.A. and subsidiaries by the main auditor and entities related thereto amounted to €201,941, and the fees paid to other auditors participating in the audit of the various Group companies amounting to €59,731.

In 2002 the fees for other professional services provided to the Group companies by the main auditor and entities related thereto amounted to €508,000, and the fees paid in the same connection to other auditors participating in the audit of the various Group companies amounted to €3,233.

21. Directors' compensation and other benefits

The compensation earned in 2002 by the former and current directors of the Parent Company for salaries and attendance fees amounted to €584,000.

The Parent Company has not granted any loans or advances to its Board members and it does not have any supplementary pension, retirement bonus, special indemnity or life insurance commitments to them.

22. Subsequent events

On January 7, 2003, the Spanish National Securities Market Commission (CNMV) was notified of the acquisition by the Telefónica Group company Corporación Admira Media, S.A.U. of 19,532,625 shares from Banco Santander Central Hispano, S.A., representing 11.719% of the capital stock of the Parent Company, Antena 3 de Televisión, S.A. Once the transfer of these shares has been formalized, the Telefónica Group will own 59.229% of the capital stock of Antena 3 de Televisión, S.A.

The Parent Company increased the ten-year participating loan granted to Uniprex, S.A. to €67 million.

23. Explanation added for translation to English

These consolidated financial statements are presented on the basis of accounting principles generally accepted in Spain. Certain accounting practices applied by the Group that conform with generally accepted accounting principles in Spain may not conform with generally accepted accounting principles in other countries.

Translation of reports originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

Business performance and situation of the Group

Sales grew from €645 million in 2001 to €698 million in 2002.

The loss after taxes of €30 million was consistent with the financial restructuring, reorganization and adjustment measures taken in 2002.

September 2002 saw the definitive formalization of the agreement for the acquisition of the shares of the companies that own the Onda Cero radio stations, namely UNIPREX and CADENA VOZ DE RADIODIFUSIÓN, through the subsidiary PUBLICIDAD 3, S.A.U.

To address the financing needs derived from this transaction and other supplementary financing requirements inherent to the ordinary course of the Group's business, a long-term syndicated loan of €230 million was arranged. This transaction was structured in two tranches: a loan of €140 million repayable over five years, and a five-year credit line of €90 million.

Significant events subsequent to year-end

The reorganization of the Group's corporate structure has continued since 2002 year-end, the aim being to enhance its functioning and eliminate lines of business that do not have sound profit-making prospects or offer added strategic value. The process began in 2002 and is subject to the statutory time limits stipulated under current corporate legislation on the dissolution and liquidation of companies.

In some cases, the disappearance of the subsidiary does not mean the cessation of its main business but rather the integration of that business into A3TV itself.

Outlook for the Group

A3TV's current strategy is to concentrate on its main free-to-air TV production and broadcasting businesses with a view to consolidating the quality, distinctiveness, and competitiveness of the services it offers in terms of viewing figures and as an advertising vehicle. In addition, the process of reorganizing diversification activities is continuing, with clear backing being given to businesses that bear a direct relation to the core business and offer clear future earnings opportunities.

Research and development activities

Profitability and stringent cost control are now the main objectives of the A3TV Group companies. Their R&D initiatives strive to keep the Group's activities at the cutting edge of technology, while observing these overriding principles at all times.

Treasury stock acquisitions

In 2002 no transactions involving shares of treasury stock were performed at any of Antena 3 Group companies.

Antena 3 de Televisión, S.A.

Auditors' Report

Financial Statements as of June 30, 2003

184

Translation of a report originally issued in Spanish based on our work performed in accordance with generally accepted auditing standards in Spain. In the event of a discrepancy, the Spanish-language version prevails.

AUDITORS' REPORT ON INTERIM FINANCIAL STATEMENTS

To the Board of Directors of
ANTENA 3 DE TELEVISIÓN, S.A.:

1. We have audited the interim financial statements of ANTENA 3 DE TELEVISIÓN, S.A. as of June 30, 2003, comprising the balance sheet as of June 30, 2003, and the related statement of operations and notes to financial statements for the six-month period ended June 30, 2003. The preparation of these financial statements is the responsibility of the Company's directors. Our responsibility is to express an opinion on the financial statements taken as a whole based on our audit work performed in accordance with generally accepted auditing standards, which require examination, by means of selective tests, of the documentation supporting the financial statements and evaluation of their presentation, of the accounting principles applied and of the estimates made.

2. For comparison purposes the directors present, in addition to the figures for the six-month period ended June 30, 2003, for each item in the balance sheet and statement of operations, the figures for 2002. Our opinion refers only to the interim financial statements as of June 30, 2003. Our auditors' report dated February 21, 2003, on the 2002 financial statements contained an unqualified opinion.

3. As indicated in Notes 3-d and 6 to the financial statements referred to above, the Company has controlling interests in several companies and prepared separate interim consolidated financial statements as of June 30, 2003, on which we issued our auditors' report on August 30, containing a qualified opinion. The effect of consolidation, which was performed on the basis of the accounting records of the companies composing the Group, with respect to the individual financial statements referred to above, is described in Note 3-d.

4. As a result of the resolutions adopted by the Board of Directors based on its estimates and on the analysis performed of program rights inventories and commitments, as indicated in Note 7, the Company decided to record a provision of €101 million with a charge to the "Extraordinary Expenses" caption in the statement of operations for the six-month period ended June 30, 2003.

5. UNIPREX, S.A., a wholly-owned subsidiary of ANTENA 3 DE TELEVISIÓN, S.A. (through PUBLICIDAD 3, S.A), entered into an association agreement with the Radio Blanca Group on July 27, 2001. In relation to this contract, in May 2003 arbitration proceedings were initiated by UNIPREX, S.A regarding the interpretation of certain aspects of the content of the contract and by the Radio Blanca Group for breach of contract, the right to request the termination of the contract and the payment by UNIPREX, S.A of the contractually stipulated amounts, in addition to the damage and losses caused (see Note 15-b).

   As of the date of this report it was not possible to objectively evaluate the possible impact on the interim financial statements referred to above of the final outcome of the arbitration proceedings, for which the Company, based on the opinions of its legal advisers, did not record any provision on the liability side of its balance sheet as of June 30, 2003.

6. In our opinion, except for the effects of any adjustment that might be required if the final outcome of the uncertainty described in paragraph 5 above were known, the interim financial statements referred to above present, in all material respects, a true and fair view of the net worth and financial position of ANTENA 3 DE TELEVISIÓN, S.A. as of June 30, 2003, and of the results of its operations and of the funds obtained and applied by it in the six-month period then ended, and contain the required information, sufficient for their proper

185

interpretation and comprehension, in conformity with generally accepted accounting principles and standards applied on a basis consistent with that of the preceding year.

DELOITTE & TOUCHE ESPAÑA, S.L.
Registered in ROAC under no. S0692

Manuel Terme

August 30, 2003

Antena 3 de Televisión, S.A.

Financial Statements
as of June 30, 2003

187

Translation of financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 21). In the event of a discrepancy, the Spanish-language version prevails.

ANTENA 3 DE TELEVISIÓN, S.A.

BALANCE SHEETS AS OF JUNE 30, 2003 AND AS OF DECEMBER 31, 2002

(Thousands of euros)

ASSETS	06/30/03	12/31/02	SHAREHOLDERS' EQUITY AND LIABILITIES	06/30/03	12/31/02
FIXED AND OTHER NONCURRENT ASSETS:			**SHAREHOLDERS' EQUITY (Note 10):**		
Start-up expenses	-	53	**Capital stock**	166.668	166.668
Intangible assets (Note 4)	8.900	9.028	**Legal reserve**	33.334	33.334
Tangible fixed assets (Note 5)-	98.343	104.244	**Reserve for treasury stock**	2.933	2.933
Land and structures	57.240	56.993	**Other reserves**	245.733	277.026
Plant	79.291	77.992	**Retained earnings**	9.366	9.366
Other tangible fixed assets	68.310	67.255	**Loss for the year**	(100.641)	(31.293)
Accumulated depreciation	(106.498)	(97.996)	**Total shareholders' equity**	357.393	458.034
Long-term investments (Note 6)	234.608	237.909			
Treasury stock (Note 10)	2.933	2.933			
Taxes receivable (Note 14)	4.184	4.184			
Total fixed and other noncurrent assets	348.968	358.351			
			LONG-TERM DEBT:		
			Payable to credit institutions (Note 11)	109.225	125.371
DEFERRED CHARGES	1.594	1.835	**Payable to Group and associated companies**	-	3.999
			Other accounts payable	3.398	673
CURRENT ASSETS:			**Capital payments payable (Note 6)**	120	120
Inventories (Note 7)-	184.517	288.662	**Total long-term debt**	112.743	130.163
Program rights	129.868	235.702			
Consumables and other inventories	5.303	5.721			
Advances to suppliers	49.346	47.239	**CURRENT LIABILITIES:**		
Accounts receivable-	237.369	189.336	**Payable to credit institutions (Note 11)**	32.796	17.454
Trade receivables for sales and services (Note 8)	135.713	127.114	**Trade accounts payable (Note 12)**	133.696	129.729
Receivable from Group and associated companies (Note 9)	58.482	52.522	**Payable to Group and associated companies (Note 9)**	12.526	31.603
Taxes receivable (Note 14)	52.888	18.434	**Customer advances**	2.394	1.906
Sundry accounts receivable	4.697	5.677	**Taxes payable (Note 14)**	10.390	9.616
Allowance for bad debts	(14.411)	(14.411)	**Compensation payable**	4.602	8.251
Short-term investments (Note 3-g)	18.500	23.875	**Other nontrade payables**	205	75
Cash	10.690	3.957	**Other provisions (Note 13)**	135.537	80.427
Accrual accounts	718	1.620	**Accrual accounts**	74	378
Total current assets	451.794	507.450	**Total current liabilities**	332.220	279.439
TOTAL ASSETS	802.356	867.636	**TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES**	802.356	867.636

The accompanying Notes 1 to 21 are an integral part of the balance sheet as of June 30, 2003.

Translation of financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 21). In the event of a discrepancy, the Spanish-language version prevails.

ANTENA 3 DE TELEVISIÓN, S.A.

STATEMENTS OF OPERATIONS FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2003 AND FOR 2002

(Thousands of euros)

DEBIT	Six-Month Period Ended junio 30, 2003	2002	CREDIT	Six-Month Period Ended junio 30, 2003	2002
EXPENSES:			**REVENUES:**		
Program and other amortization (Note 17)	120.529	269.447	Net revenues (Note 17)		
Personnel expenses (Note 17)	54.936	95.882	*Advertising revenues*	281.205	552.348
Depreciation and amortization expense	10.302	19.351	Sales discounts	(22.370)	(45.099)
Rent and fees (Note 17)	12.627	25.207		**258.835**	**507.249**
Variation in operating allowances	-	2.466			
Other current operating expenses (Note 17)	36.936	87.298	Other revenues	15.142	26.832
Taxes other than income tax	262	907			
	235.592	500.558		273.977	534.081
Operating income	38.385	33.523			
Financial and similar expenses	3.489	3.502	Interest and similar revenues	1.065	3.651
Exchange losses	-	-	Exchange gains	238	995
	3.489	3.502		1.303	4.646
Financial income	-	1.144	**Financial loss**	2.186	-
Income from ordinary activities	36.199	34.667			
Losses on tangible fixed assets	6	217	Gains on disposals of intangible assets, tangible fixed assets and control portfolio	20	217
Variation in investment valuation allowances (Note 6)	9.958	31.338			
Extraordinary expenses (Notes 3-k and 17)	168.304	39.329	Extraordinary revenues	4.073	5.145
	178.268	70.884		4.093	5.362
			Extraordinary loss	174.175	65.522
Income before taxes	-	-	**Loss before taxes**	137.976	30.855
Corporate income tax (Note 14)	(37.335)	438			
Income for the year	-	-	**Loss for the year**	100.641	31.293

The accompanying Notes 1 to 21 are an integral part of the statement of operations for the six-month period ended June 30, 2003

Translation of financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 21). In the event of a discrepancy, the Spanish-language version prevails.

Antena 3 de Televisión, S.A.

Notes to the Financial Statements for the six-month period ended June 30, 2003

1. Company description

Antena 3 de Televisión, S.A. ("the Company") was incorporated on June 7, 1988, and its then sole corporate purpose was the indirect management of a television service.

For this purpose, it submitted its bid in response to the call for tenders made in accordance with Article 8 of Private Television Law 10/1988 and was awarded a concession for the indirect management of the television service, pursuant to a resolution of the Spanish Council of Ministers of August 25, 1989, for a period of ten years, which ended on April 3, 2000.

On May 7, 1996, the Shareholders' Meeting resolved to change and extend the Company's corporate purpose, as permitted by Satellite Telecommunications Law 37/1995.

On March 10, 2000, the Council of Ministers adopted a resolution for the renewal of the concession for the indirect management of the television service for a period of ten years from April 3, 2000. The terms of this renewal were the same as for the former concession, with the added obligation of commencing digital broadcasting on April 3, 2002. The Company made all the necessary investments to enable it to begin broadcasting on that date the Antena 3 de Televisión, S.A. signal pursuant to Royal Decree 2169/1998 which approved the Spanish Technical Plan for Terrestrial Digital Television.

In view of the business activity carried on the Company, it does not have any environmental liability, expenses, assets, provisions or contingencies that might be material with respect to its net worth, financial position and results of operations. Accordingly, these notes to financial statements as of June 30, 2003 do not contain any specific disclosures relating to environmental issues.

The Shareholders' Meeting and the Board of Directors' meeting, on April 28, 2003 and July 29, 2003, respectively, resolved to request the admission to listing of all the shares of Antena 3 de Televisión, S.A. on the Madrid, Barcelona, Bilbao and Valencia stock exchanges, and their inclusion in the Spanish Unified Computerized Trading System (Continuous Market).

2. Basis of presentation

a) True and fair view

The financial statements as of June 30, 2003, which were prepared from the Company's accounting records, are presented in accordance with the Spanish National Chart of Accounts and, accordingly, give a true and fair view of the Company's net worth, financial position and results of operations.

b) Comparative information

The accompanying statement of operations for the six-month period ended June 30, 2003 reflects the transactions carried out between January 1, 2003 and June 30, 2003. Accordingly, it is not comparable with the 2002 statement of operations, which relates to a full year.

3. Valuation standards

The main valuation methods applied by the Company in preparing its financial statements as of June 30, 2003, in accordance with the Spanish National Chart of Accounts, were as follows:

a) Start-up expenses

Start-up expenses, which relate to capital increase expenses, are recorded at cost. These expenses are amortized on a straight-line basis over five years. €52,987 of amortization of start-up expenses were charged to the statement of operations in the six-month period ended June 30, 2003.

b) Intangible assets

This caption in the balance sheet includes basically the costs incurred in the acquisition or production of computer software when it will foreseeably be used for several years. Most of these assets are amortized on a straight-line basis over five years. In the event of software obsolescence, the related allowances for decline in value are recorded or the asset is definitively retired.

c) Tangible fixed assets

Tangible fixed assets are carried at cost.

The costs of expansion, modernization or improvements leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of the assets are capitalized.

Upkeep and maintenance expenses are expensed currently.

The Company depreciates its tangible fixed assets by the straight-line method at annual rates based on the following years of estimated useful life:

	Years of Estimated Useful Life
Structures	33
Plant	5, 8 and 12,5
Computer hardware	5 and 10
Other fixtures	5, 10 and 12,5
Other tangible fixed assets	6 and 10

d) *Long-term investments*

Long-term investments consist basically of unlisted securities, which are valued at the lower of cost or underlying book value of the holdings, adjusted by the amount of the unrealized gains disclosed at the time of acquisition and still existing at year-end, net, where appropriate, of the required allowances for decline in value if cost is higher than fair value at the end of each year or period.

The Company owns majority holdings in the capital stock of certain companies and owns holdings of 20% or more of the capital stock of other companies (See Note 6). The financial statements as of June 30, 2003 do not reflect the increases in the value of the Company's holdings in these companies which would result from fully consolidating the majority holdings and from accounting for the holdings in associated companies by the equity method. The effect of using these methods would be an increase in shareholders' equity as of June 30, 2003 of €381,000, a decrease in losses for the year of €2,099,000 and an increase in assets of €41,896,000, which are reflected in the Group's consolidated financial statements as of that date.

e) *Treasury stock*

The shares of treasury stock acquired by the Company without a capital reduction resolution having been adopted by the Shareholders' Meeting are valued at acquisition cost, net, where appropriate, of the allowances required to adjust this value to the underlying book value of the shares.

Also, in accordance with Article 79 of the revised Corporations Law, the Company has recorded a restricted reserve for an amount equal to the acquisition cost of the treasury stock. This reserve is included under the "Shareholders' Equity" caption in the accompanying balance sheet.

f) *Inventories*

Program rights

Rights and programs inventories are valued, based on their nature, as follows:

1. Inventoriable in-house productions (programs produced to be rerun, such as series) are recorded at acquisition and/or production cost, which include both external costs billed by third parties for program production and for the acquisition of resources, and internal production costs, which are calculated by applying preset internal rates on the basis of the time during which operating resources are used in production. The costs incurred in producing the programs are recorded on the basis of their nature under the appropriate captions in the statement of operations and are included under the "Program Rights" caption in the balance sheet with a credit to the "Program and Other Amortization - Inclusion in Inventories" account in the statement of operations.

   Amortization of these programs is recorded under the "Program and Other Amortization" caption in the statement of operations on the basis of the number of showings.

   The directors have taken into account the analysis carried out by the new management team of the characteristics of the past broadcasts of the Company's series, of the estimates which they make of the value of each showing and of the most probable configuration of the programming grid. Based on this analysis, and in line with the practice of certain European operators in the industry, the estimated value assigned to the first and second showings of the episodes of the series will be 90% and 10% respectively, from 2003. Also, at the proposal of the new management team, the Company will take three years to be the maximum period for amortization of the new series, after which the unamortized amount will be written off.

   Given their special nature, the series which are broadcast daily are amortized in full when the first showing of each episode is broadcast.

2. Non-inventoriable in-house productions (programs produced to be shown only once) are valued by the same methods and procedures as those used to value inventoriable in-house productions. Programs produced and not shown are recorded at year-end under the "Program Rights – In-House Production and Production in Process" caption in the balance sheet. The cost of these programs is recorded under the "Program and Other Amortization" caption in the statement of operations at the time of the first showing.

3. Rights on outside productions (films, series and other similar productions) are recorded at acquisition cost. These rights are deemed to be acquired when the term of the right commences for the Company. Payments to outside production distributors made prior to commencement of the term of the right are recorded under the "Advances to Suppliers" caption in the balance sheet. The amortization of the rights is recorded in the statement of operations under the "Program and Other Amortization" caption on the basis of the number of showings, in accordance with the following percentages, which are set on the basis of the number of showings contracted:

	Number of Showings Contracted		
Films	1	2	3 or More
1st showing	100%	50%	50%
2nd showing	-	50%	30%
3rd showing	-	-	20%

	Number of Showings Contracted	
Series	1	2 or More
1st showing	100%	50%
2nd showing	-	50%

4. Rebroadcasting rights are recorded at cost. The cost of these rights is recorded as an expense under the "Program and Other Amortization" caption in the statement of operations at the time of broadcast of the event on which the rights were acquired.

Consumables and other

Dubbings, sound tracks, titles and tunes of outside productions are recorded at acquisition or production cost. The amortization of rights is recorded under the "Program and Other Amortization" caption in the statement of operations at the time of the showing, by the same method as that used for outside productions.

Other inventories are recorded at acquisition cost and are allocated to income by the effective or actual amortization method over the production period.

Allowances

The Company records allowances to reduce the unamortized portion of the value of in-house productions and of the rights on outside productions which it considers will not be shown. When the rights expire, the allowances recorded are used to write off the cost of the rights.

Classification of programs

Program inventories are classified as current assets in accordance with the Spanish National Chart of Accounts and standard practice in the industry in which the Company operates. However, programs are used over several years (see Note 7).

g) Short-term investments

This caption includes short-term investments (mainly in fixed-income securities). The Company records these short-term investments for the amount effectively paid and for the unmatured accrued interest at year-end earned on these acquisitions. As of June 30, 2003, the Company had short-term deposits amounting to €17,108,435.

This caption also includes equity interests held by Antena 3 de Televisión, S.A. which it intends to realize or settle at short term. As of June 30, 2003, these holdings were recorded at their estimated net asset value taking into account the risk of Antena 3, Televisión S.A.'s investment in these companies. The data on the net worth position of these investees used in the valuation as of June 30, 2003 were obtained from these companies' unaudited financial statements as of June 30, 2003. The companies in this situation as of June 30, 2003 are: Todotoys Internet, S.L., Battres Comunicación Alternativa, S.A.U., Antena 3 Interactiva, S.A.U., Antena 3 Iniciativas Comerciales, S.A.U., Licencias e Imagen, S.A.U. and Antena 3 Temática, S.A.U.

In addition, this caption includes €901,518 relating to the portion of the loan granted to Manga Films, S.A. maturing at short term (on November 29, 2003), which earns annual interest tied to Euribor. The Company records this loan at the amount effectively paid together with the related unmatured accrued interest at year-end.

h) Exchange differences

Fixed assets and receivables and payables denominated in foreign currencies are translated to euros at the exchange rates ruling at the transaction date, and the receivables and payables are adjusted at year-end to the exchange rates then prevailing, unless hedges have been arranged, in which case they are valued at the hedged exchange rate.

The positive net differences arising an adjustment of foreign currency accounts receivable and payable to year-end exchange rates are recorded under the "Deferred Revenues" caption on the liability side of the balance sheet, unless exchange losses have been charged to income in prior years, in which case the net positive differences are credited to period income up to the limit of the negative net differences charged to income in prior years. Negative differences are charged to income. Positive differences deferred in prior years are credited to income in the year in which the related accounts receivable and payable fall due or are repaid early, or as negative exchange differences for the same or a higher amount are recognized.

i) Corporate income tax

The expense or revenue for corporate income tax of each year is calculated on the basis of book income before taxes, increased or decreased, as appropriate, by the permanent differences from taxable income.

In 2001 the Company started to be taxed on a consolidated basis with other Group companies (see Note 14).

In this connection, in calculating its corporate income tax, the Company observed the Spanish Accounting and Audit Institute (ICAC) Resolution of October 9, 1997, establishing the methods for the recording of corporate income tax at companies that file consolidated tax returns.

Prepaid taxes are only recognized as assets if their future realization is reasonably assured. For this purpose the Company observed the ICAC Resolution of March 15, 2002, establishing the methods for recording prepaid taxes.

j) Recognition of revenues and expenses

General method

Revenues and expenses are recognized on an accrual basis, i.e. when the actual flow of the related goods and services occurs, regardless of when the resulting monetary or financial flow arises.

However, in accordance with the accounting principle of prudence, the Company only records realized income at year-end, whereas foreseeable contingencies and losses, including possible losses, are recorded as soon as they become known.

Advertising revenues

At present, the Company obtains basically advertising revenues, which are recorded in the statement of operations when the advertising spot is broadcast.

Sale of in-house production and other audiovisual rights

The Company records these sales as period revenues when the broadcasting rights for the in-house production or the audiovisual rights are sold. The advances received on sales of these rights are not taken to income until the rights are transferred.

k) Short-term provisions for contingencies and expenses

The Company records under the "Current Liabilities - Other Provisions" caption in the accompanying balance sheet the estimated amount required for probable or certain third-party liability arising from guarantees provided by the Company, litigation, indemnity payments and outstanding obligations of undetermined amount, and to cover projected losses. These allowances are recorded when the liability, obligation or decision giving rise to the indemnity, payment or loss arises. This caption also includes the provisions required for losses of Group companies which exceed the book value of the related holdings. €59,143,004 were charged in this connection to the "Extraordinary Expenses" caption in the accompanying statement of operations for the six-month period ended June 30, 2003 (see Note 17-g).

l) Severance costs

Under current labor regulations, the Company is required to pay severance to employees terminated under certain conditions. The Company's directors have estimated the cost of the restructuring which will be carried out in the coming months and have recorded this amount under the "Other Provisions" caption on the liability side of the consolidated balance sheet as of June 30, 2003.

4. Intangible assets

The transactions recorded in the six-month period ended June 30, 2003 in intangible asset accounts and the related accumulated amortization are summarized as follows:

	Thousands of Euros		
	Limit	Balance Drawn down at Short Term	Balance Drawn down at Long Term
Syndicated loan	14,000	3,100	10,890
Syndicated credit line	9,000	-	-
Credit lines	1,600	158	-
Demand deposit overdrafts	-	1	-
Accrued interest payable	-	17	325
	24,600	3,276	11,215

As of June 30, 2003, the cost and accumulated amortization of the fully amortized intangible assets currently being used by the Company amounted to €345,462.

5. Tangible fixed assets

The transactions recorded in the six-month period ended June 30, 2003 in tangible fixed asset accounts and the related accumulated depreciation are summarized as follows:

	Thousands of Euros				
	Balance at 12/31/02	Additions or Provisions	Retirements or Reductions	Transfers	Balance at 06/30/03
Cost:					
Land and structures	56,993	174	0	73	57,240
Plant	77,992	781	(14)	532	79,291
Computer hardware	21,221	686	(5)	(150)	21,752
Other fixtures and tangible fixed assets	45,461	1,612	(83)	(442)	46,548
Construction in progress	573	10	0	(573)	10
	202,240	3,263	(102)	(560)	204,841
Accumulated depreciation:					
Structures	(12,279)	(856)	0	0	(13,135)
Plant	(46,674)	(3,801)	11	(36)	(50,500)
Computer hardware	(11,163)	(2,180)	4	122	(13,217)
Other fixtures and tangible fixed assets	(27,880)	(1,873)	81	26	(29,646)
	(97,996)	(8,710)	96	112	(106,498)
Total	104,244				98,343

As of June 30, 2003, the cost and accumulated depreciation of the fully depreciated assets being used by the Company amounted to €30,156,596.

The Company takes out insurance policies to sufficiently cover the possible risks to which its tangible fixed assets are subject.

6. Long-term investments

The transactions recorded in the six-month period ended June 30, 2003 in the "Long-Term Investments" accounts and in the related allowances are summarized as follows:

Thousands of Euros	Balance at 12/31/02	Additions or Provisions	Retirements or Reductions	Transfers	Balance at 06/30/03
Investments in Group companies-					
Antena 3 Directo, S.A.U	18,138	0	0	0	18,138
Movierecord Cine, S.A	18,006	0	0	0	18,006
Inversiones Valores Inmuebles, S.L	9,534	0	0	0	9,534
Antena 3 Producciones, S.A	6,343	0	0	0	6,343
Antena 3 Perú, S.A	3,128	0	0	0	3,128
Antena 3 Temática, S.A	2,784	0	0	(2,784)	0
Compunet Servicios Telemáticos, S.A	2,404	2	0	0	2,406
Megatrix, S.A.U	2,250	0	0	0	2,250
Ensueño films, S.A.U	1,804	0	0	0	1,804
Antena 3 Internacional, Inc	1,676	0	0	0	1,676
Antena 3 Castilla-León, S.A	1,260	0	0	0	1,260
Publicidad 3, S.A	505	0	0	0	505
Nova Televisió, S.A	245	215	0	0	460
Guadiana Producciones, S.A.U	66	0	0	0	66
Antena 3 Editorial, S.A	60	0	0	0	60
	68,203	217	0	(2,784)	65,636
Investments in associated companies-					
Canal Factoría de Ficción, S.A	240	0	0	0	240
	240	0	0	0	240
Other investments-					
Canal Satélite Digital, S.L	11,145	0	0	0	11,145
T.V.I. Televisão Independiente, S.A	2,016	0	0	0	2,016
Media Park, S.A	1,142	0	0		1,142
	14,303	0	0	0	14,303
Long-term guarantees and deposits	137	3	0	0	140
Long-term loans	207,512	6,437	0	0	213,949
Investment valuation allowance	(52,486)	(10,376)	418	2,784	(59,660)
Total	237,909	(3,719)	418	0	234,608

The Group companies and information thereon are as follows:

Company	Location	Activity	% of Ownership	Capital	Reserves	Shareholder's Contributions	Income (Loss) for the Year
Publicidad 3, S.A.	Madrid	Advertising	100%	60	(23,346)	0	(25,459)
Antena 3 Editorial, S.A.	Madrid	Management of rights	100%	60	981	0	(23)
Antena 3 International, Inc.	U.S.A.	Portfolio company	100%	(b)	(b)	(b)	(b)
Antena 3 Perú, S.A.	Peru	Television	100%	3,172	(388)	0	(59)
Antena 3 Directo, S.A.	Madrid	TV home shopping	100%	17,580	(13,447)	0	(1,930)
Antena 3 Castilla-León, S.A.	Madrid	Audiovisual productions	60%	2,100	(655)	0	(317)
Antena 3 Producciones, S.A.	Peru	Audiovisual productions	100%	3,246	447	0	166
Nova Televisió, S.A.	P. de Mallorca	Audiovisual productions	51%	902	(124)	0	(140)
Movierecord Cine, S.A.	Madrid	Advertising in cinemas	100%	801	0	0	(741)
Megatrix, S.A.	Madrid	Audiovisual productions	100%	2,250	(1,388)	0	(958)
Ensueño Films, S.L.	Madrid	Audiovisual productions	100%	1,804	(1,608)	0	(232)
Inversiones Valores Inmuebles, S.L.	Madrid	Portfolio company	92.35%	4	(607)	5	(19)
Compunet Servicios Telemáticos, S.A.(a)	Madrid	Internet	34%	6	(869)	74	(1)
Guadiana Producciones, S.A.	Madrid	Production, distribution and screening	100%	60	1,096	979	72

(a) The Company owns an indirect holding of 60.95% through Inversiones de Valores Inmuebles, S.L.
(b) Information not available

The associated company and information thereon are as follows:

			Thousands of Euros					
Company	Location	Activity	% of Ownership	Capital Stock and Additional Paid in Capital	Reserves	Income for the Year	Extraordinary Income	Capital Payments Payable
Canal Factoría de Ficción, S.A	Madrid	Production of fiction programs	40%	600	548	(504)	(44)	120

The other investees of the Company and information thereon are as follows:

Company	Location	Activity	% of Ownership	Capital Stock and Additional Paid in Capital	Reserves	Income (Loss) for the Year
T.V.I. Televisão Independiente, S.A	Lisbon	Television	0.00%	65.810 (b)	(a)	(a)
Media Park, S.A (b)	Barcelona	Audiovisual production company	0.94%	45.245	27.237	(27.913)
Canal Satélite Digital, S.L. (b)	Madrid	Digital television	2.25%	285.885	(83,420)	(10,106)

(a) Information not available
(b) Data as of December 31, 2002

The information on the Group and associated companies and other investees was obtained from the unaudited financial statements of these companies as of June 30, 2003.

None of Antena 3 de Televisión, S.A.'s investees is listed on Spanish or foreign stock exchanges.

On March 21, 2003, the Shareholders' Meeting of Nova Televisió, S.A. resolved to increase capital stock by €420,714. This capital increase was subscribed by Antena 3 de Televisión, S.A. in proportion to its holding in the Company.

Also, during the six-month period ended June 30, 2003, the Company decided to realize or liquidate its short-term investment in Antena 3 Temática, S.A.U. This company was reclassified to the "Short-Term Investments" caption in the accompanying balance sheet.

On November 29, 2000, Antena 3 de Televisión, S.A. granted Manga Films, S.L. a short-term loan of €18,030,363. In 2001 the loan agreement was renegotiated and Antena 3 de Televisión, S.A. accepted partial repayment of the loan through the transfer by Manga Films, S.L. of the public copying and communication rights on various feature films for a total price €13,522,772. For the remaining portion of the loan, it was decided to grant a five-year extension, i.e. through November 29, 2006, with annual repayments of €901,518. The interest payable by Manga Films, S.L. will be calculated based on the loan principal at a rate tied to Euribor. This caption includes the portion of the loan which matures at over one year.

On September 10, 2002, a purchase and sale and assignment of receivables agreement was executed in a public deed, effective January 1, 2002 for accounting purposes. This agreement enabled Publicidad 3, S.A. (a wholly-owned investee of Antena 3 de Televisión, S.A.) to acquire from Grupo Admira Media, S.A. (now Telefónica de Contenidos, S.A.U.) all the shares of Uniprex, S.A. and Antena Radiodifusión, S.A. The goodwill arising from this transaction in relation to these two companies amounted to €146,624,393 and is being amortized by Publicidad 3, S.A. on a straight-line basis over 20 years.

In 2002 the Company granted a participating loan to Publicidad 3, S.A. for a maximum of €233,000,000 to meet the obligations arising from the purchase and sale and accounts receivable assignment agreement of Uniprex, S.A. and Antena de Radiodifusión, S.A. As of June 30, 2003, the balance drawn down amounted to € 206,161,166.

In 2003 Publicidad 3, S.A. (a wholly-owned subsidiary of Antena 3 de Televisión, S.A.) increased the amount of the participating loan granted to Uniprex, S.A. to €67,000,000.

At the end of each year or period the directors evaluate the business plans of their investees, updating them where necessary and estimating the value of these holdings and the recoverability of goodwill.

7. Inventories

The detail of the balance of this caption in the balance sheet as of June 30, 2003, is as follows:

	Thousands of Euros
Program rights, net-	
Rights on outside productions	169,675
In-house productions and programs in process	82,723
Sports re-broadcasting rights	3,214
Allowance for inventory obsolescence	(125,744)
	129,868
Consumables and other-	
Dubbing, sound tracks and titles	2,557
Other materials	2,746
	5,303
Advances to suppliers	49,346
Total inventories	**184,517**

The Company's current directors, based on the configuration they consider most probable for its programming grid and on the analysis of its program rights inventory carried out by the new management team, have evaluated the amount of the in-house production program rights relating to programs that will not be broadcast (due to their production date, the fact that they have not completed the first broadcasting cycle or for other reasons) and of those showings not yet broadcast whose value is considered to be lower than the current value due to their broadcasting possibilities. Accordingly, an additional provision was recorded amounting to approximately €58,852,000 which, in view of the occasional and non-periodic nature of the aforementioned items, was charged to the "Extraordinary Expenses" caption in the statement of operations for the six-month period ended June 30, 2003.

Also, in relation to the rights on outside production, the Company made an estimate, based on an itemized study, of the programs and cash advances made on programs that, on the basis of their lifespan, the most probable configuration of the programming grid and the volume of the Company's acquisition rights and commitments, will not be broadcast. The provision to the allowance for obsolescence, recorded on the basis of the foregoing, amounted to €42,582,000 and was recorded, in view of the nonrecurring nature of this decision, with a charge to the "Extraordinary Expenses" caption in the statement of operations for the six-month period ended June 30, 2003.

The "Advances to Suppliers" caption in the accompanying balance sheet as of June 30, 2003, includes basically prepayments in connection with commitments to purchase sports re-broadcasting and outside production rights.

As of June 30, 2003, the Company had commitments, mainly for the purchase of audiovisual property rights, amounting to €138,129,000. In addition, the Company has purchase commitments to distributors, the definitive amount and price of which will be determined once the programs are produced and, in certain cases, by establishing the acquisition price on the basis of box office takings. The best estimate of these commitments amounts to €316,207,000.

It is estimated that €63,614,000 of rights on in-house and outside productions will be amortized in the last six months of 2003 (see Note 3-f).

8. Trade receivables

The balance of this caption in the balance sheet as of June 30, 2003, is made up of the following accounts, which were grouped together for presentation purposes:

	Thousands of Euros
Trade receivables for sales	126,918
Barter trade receivables	7,646
Trade notes receivable	1,149
Total	135,713

9. Balances and transactions with Group and associated companies

The detail of the balances of the "Receivable from Group and Associated Companies" and "Payable to Group and Associated Companies" captions on the asset and liability sides, respectively, of the accompanying balance sheet as of June 30, 2003, is as follows:

	Thousands of Euros					
	Balances Receivable at Short-Term			Balances Payable at Long-Term		
	Operating Receivables	Short-Term Loans	Receivable from Group and Associated Companies	Short-Term Payables	Operating Payables	Payable to Group and Associated Companies
Group companies:						
Antena 3 Castilla-León, S.A.	713		713		645	645
Antena 3 Directo, S.A.	316	7,154	7,470	772		772
Antena 3 Editorial, S.A.				1,466		1,466
Antena 3 Iniciativas Comerciales, S.A.				1,265		1,265
Antena 3 Interactiva, S.A.		5,479	5,479	680	-15	665
Antena 3 International, Inc.	5		5		17	17
Antena 3 Perú, S.A.	44		44			
Antena 3 Producciones, S.A.		2,538	2,538			
Antena 3 Temática, S.A.U.	70	1,539	1,609	3	56	59
Arbatax Emisiones Audiovisuales, S.A.				359		359
Battres Comunicación Alternativa, S.A		1,105	1,105	62	8	70
Compunet Servicios Telemáticos, S.A.	1	1,092	1,093	39	72	111
Digimedia, S.A.		1	1			0
Ensueño Films, S.L.	0	7,246	7,246	362		362
Guadiana Producciones, S.A.	8	438	446		117	117
Inversiones Valores Inmuebles, S.L.		4	4	31		31
Licencias e Imagen, S.A.	30	607	637	75		75
Megatrix, S.A.	6	2,247	2,253		16	16
Movierecord Cine, S.A.		8,728	8,728	934	361	1,295
Nova Televisió, S.A.	170		170		293	293
Publicidad 3, S.A.				4,566		4,566
Trading Team, S.L.		519	519			
Todotoys Internet, S.L.		486	486			
Uniprex, S.A	42	16,096	16,138		315	315
Associated and related companies:						
Canal Factoría de Ficción, S.A.	1,241		1,241			
Media Park, S.A.	30		30		27	27
Planeta Directo, S.L.	41		41			
T.V.I. Televisão Independente, S.A.	486		486			
Total	3,203	55,279	58,482	10,614	1,912	12,526

The loans granted to the Group companies earn average interest tied to Euribor.

The detail of the transactions carried out in 2002 with the Group and associated companies is as follows:

	Thousands of Euros			
	Sales	Financial Revenues	Purchases of Rights and Other Services	Financial Expenses
Group companies:				
Antena 3 Castilla-León, S.A.	582		371	
Antena 3 Directo, S.A.	328	119	2	
Antena 3 Editorial, S.A.				12
Antena 3 Iniciativas Comerciales, S.A.			89	
Antena 3 Interactiva, S.A.			271	
Antena 3 Producciones, S.A.		25		
Antena 3 Temática, S.A.U.	180	10	90	
Compunet Servicios Telemáticos, S.A.	2	18	147	
Ensueño Films, S.L.	61	103		
Guadiana Producciones, S.A.	21	10	7	
Licencias e Imagen, S.A.	1			
Megatrix, S.A.	48	26	1,399	
Movierecord Cine, S.A.		110	72	
Nova Televisió, S.A.	146		366	
Tradingteam, S.L.		19		
Uniprex, S.A.		238	108	
Associated and related companies:				
Canal Factoria de Ficción, S.A.	87			
Media Park, S.A.	17		117	
Planeta Directo, S.L.	81			
RTL Television	1		66	
Canal Satélite Digital, S.L.			12	
T.V.I. Televisão Independente, S.A.	1			
Total	1,556	678	3,117	12

10. Shareholders' equity

The transactions recorded under this caption in the accompanying balance sheet as of June 30, 2003, are summarized as follows:

	Thousands of Euros						
	Capital Stock	Legal Reserve	Reserve for Treasury Stock	Other Reserves	Retained Earnings	Loss at 06/30/03	Total
Balances at December 31, 2002	166,668	33,334	2,933	277,026	9,366	(31,293)	458,034
Distribution of 2002 loss	-	-	-	(31,293)	-	31,293	0
Distribution of dividends	-	-	-	-	-	-	0
2003 Loss	-	-	-	-	-	(100,641)	(100,641)
Balance at June 30, 2003	166,668	33,334	2,933	245,733	9,366	(100,641)	357,393

Capital stock

The Company's capital stock as of June 30, 2003, consisted of 166,668,000 fully subscribed and paid registered shares of €1 par value each.

All the shares carry the same rights.

The companies or corporate groups with an ownership interest of 5% or more in the capital stock of Antena 3 de Televisión S.A. are as follows:

	% of
	Ownership
Telefónica, S.A.	34.14
KORT Geding, S.L. (Grupo Planeta y Grupo de Agostini)	25.10
RTL Group Communications S.L.U.	17.27
Macame, S.A. (Grupo Banco Santander Central Hispano)	12.80
Banco Santander Central Hispano, S.A.	5.69
Other shareholders	5.00
	100.00

Legal reserve

Under the revised Corporations Law, 10% of income for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of capital stock.

The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased capital stock amount. Otherwise, until the legal reserve exceeds 20% of capital stock, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

Other reserves

The "Other Reserves" account includes restricted reserves of €281,141 relating to the "Reserve for the Adjustment of Capital Stock to Euros".

Reserve for treasury stock

Under the revised Corporations Law, a restricted reserve must be recorded equal to the value of the treasury stock held by the Company. Also, the par value of the treasury stock cannot exceed 10% of the Company's capital stock and the shares in question must be fully paid in.

As of June 30, 2003, the total cost of the shares of treasury stock amounted to €2,933,000 and related to 1,444,500 shares of €1 par value each.

11. Payable to credit institutions

The breakdown of the balances of these captions on the liability side of the accompanying balance sheet as of June 30, 2003, is as follows:

	Thousands of Euros		
	Limit	Balance Drawn down at Short Term	Balance Drawn down at Long Term
Syndicated loan	140.000	31.100	108.900
Syndicated credit line	90.000	-	-
Credit lines	16.010	1528	-
Demand deposit overdrafts	-	1	-
Accrued interest payable	-	167	325
	246.010	32.796	109.225

On October 28, 2002, Antena 3 de Televisión, S.A. arranged a syndicated loan and a syndicated credit line with various credit institutions, with JP Morgan Bank, S.A. as the agent bank, to enable it to purchase through its subsidiary Publicidad 3, S.A. all the shares of Uniprex, S.A. and Antena de Radiodifusión, S.A. held by Grupo Admira Media, S.AU. (now Telefónica de Contenidos, S.A.U.). The loan amounts to €140,000,000 and the limit of the credit line is €90,000,000. As of June 30, 2003, the Company had not drawn down any amount against this credit line, which is secured by the Company's assets.

The agreement under which the loan and credit line were arranged established certain financial and operating conditions to be met by Antena 3 de Televisión S.A. The Company's directors consider that as of June 30, 2003, there were no contingencies in relation to this obligation.

The interest rate on this credit line is tied to EURIBOR plus a spread. There is also a fixed annual fee payable on the loan in addition to various fees paid by the Company at the date the credit line was arranged. The fees payable at over one year are recorded under the "Deferred Charges" caption in the accompanying balance sheet.

The interest rates paid by the Company in the six-month period ended June 30, 2003 on the loans and credit facilities arranged at credit institutions are mainly tied to Euribor plus a spread ranging from 0.1% to 1%.

12. Trade accounts payable

The detail of the balance of this caption in the balance sheet as of June 30, 2003, is as follows:

	Thousands of Euros
Payable to suppliers	95,948
Payable for unreceived invoices	36,188
Barter payables	1,560
	133,696

13. Other provisions

The detail of the balance of the "Other Provisions" caption on the liability side of the accompanying balance sheet as of June 30, 2003, is as follows:

	Thousands of Euros
Other short-term provisions for contingencies and expenses	127,162
Trade discounts payable	8,375
Total	**135,537**

14. Tax matters

The detail of the balances of the "Taxes Receivable" and "Taxes Payable" captions on the asset and liability sides, respectively, of the accompanying balance sheet as of June 30, 2003, is as follows:

	Thousands of Euros
Long term-	
Prepaid taxes	4,184
Short term-	
Prepaid taxes	19,185
2002 corporate income tax refundable	32,755
Other taxes receivable	948
	52,888
Total taxes receivable	**57,072**
Personal income tax withholdings payable	2,049
VAT payable	6,167
Accrued social security taxes payable	2,174
Total taxes payable	**10,390**

Pursuant to Corporate Income Tax Law 43/1995, on December 26, 2000, Antena 3 de Televisión, S.A. notified the Madrid tax authorities of its decision to file consolidated tax returns indefinitely provided that the requirements established in Article 81 of this Law are met and it does not decide to cease to apply the consolidated tax regime (Law 24/2001).

The filing of consolidated tax returns gives rise to reciprocal intercompany balances, due to the offset of the losses incurred by certain companies against the income earned by other Group companies. These balances are recorded in the "Payable to Group Companies Due to Tax Effect" and "Receivable from Group Companies Due to Tax Effect" accounts, as appropriate.

Corporate income tax is calculated on the basis of income per books determined by application of generally accepted accounting principles, which does not necessarily coincide with taxable income.

The reconciliation of the loss per books for the six-month period ended June 30, 2003, to the tax base for corporate income tax purposes is as follows:

	Thousands of Euros	
	Tax	Tax
	Base	Charge
Loss before taxes for the six-month period ended June 30, 2003	(137,976)	(48,292)
Permanent differences-		
Increases	986	345
Permanent consolidation difference	30,320	10,612
Total permanent differences	31,306	10,957
Tax credits	-	
Adjusted loss per books	(106,670)	(37,335)
Timing differences:		
Increases-		
Arising in the year	43,480	15,218
Decreases-		
Arising in prior years	(2,606)	(912)
Total timing differences	40,874	14,306
Tax base and net tax payable	**(65,796)**	**(23,029)**
Prepayments as of June 2003		-
Tax charge payable		**(23,029)**
Tax assets taken by Group companies		**(3,939)**
Corporate Income tax refundable		**(26,968)**

The difference between the tax charge allocated to the current year and to prior years and the tax charge already paid or to be paid for those years, which is recorded in the "Prepaid Income Taxes" ("Deferred Income Taxes") account, arose as a result of the following timing differences:

	Thousands of Euros
Prepaid Income tax:	
Portfolio provision	5,255
Provision for contingencies and expenses	12,700
Provision for operating bad debts	1,876
Provision for in-house productions	3,446
Provision for outside productions	92
Total	**23,369**

Based on the estimate made by the Company's directors of when future income will arise to enable the offset and use of these prepaid taxes, €4,184,703 were recorded under the "Fixed and Other Noncurrent Assets –Taxes" Receivable" caption and the remainder under the "Current Assets - Taxes Receivable" caption.

On March 20, 2002 the Spanish Accounting and Audit Institute (ICAC) published a resolution establishing that whenever it is certain that tax losses will be recovered at short term, companies can recognize the tax assets earned in the year, thereby reducing the corporate income tax expense by the amount of these tax assets.

The Company has 1999, 2000, 2001 and 2002 open for review by the tax inspection authorities for VAT and personal income tax withholdings and the years since 1998 for corporate income tax. The Company's directors

do not expect any material liabilities to arise as a result of an inspection of the open years that would affect the financial statements as of June 30, 2003.

15. Other guarantee commitments to third parties and other contingent liabilities

a) Guarantee commitments to third parties

The detail of the guarantees provided by the Company to financial institutions for third parties is as follows:

	Thousands of Euros
Group and associated companies	6,905
Other guarantees	10,417
Total	**17,322**

The Company's directors consider that the unforeseen liabilities, if any, as of June 30, 2003, that might arise from the guarantees provided would not be material.

b) Other contingent liabilities

As of June 30, 2003, the most significant litigation pending was that relating to the complaint filed by various rights management entities amounting to €15,000,000. The Court of First Instance of Alcobendas found for the plaintiffs and the Company appealed against the decision of this Court.

As of June 30, 2003, other civil, labor, criminal and administrative proceedings had been initiated against the Company which were taken into consideration in estimating the possible contingent liabilities.

The Company's directors and their legal advisers do not expect any material liabilities to arise in addition to those already recorded from the outcome of the lawsuits in progress.

The most significant litigation pending in relation to the investees is the arbitration proceeding initiated in May 2003 by Uniprex, S.A. to clarify the discrepancies regarding the interpretation of certain clauses of the contract entered into with the Radio Blanca Group.

In relation to the aforementioned proceeding, the Radio Blanca Group has also filed an arbitration proceeding for breach of contract, the right to request the termination of the contract and the payment of the contractually agreed amounts, in addition to the damage and losses caused.

The two arbitration proceedings are being heard simultaneously, and as of the date of these notes to financial statements no arbitration award had been made in relation to the arbitration proceeding filed by the Radio Blanca Group.

The company's legal advisers do not expect any material cost or disbursement to arise for the Company as a result of the arbitration proceeding filed by the Radio Blanca Group in addition to the estimated legal defense expenses and, accordingly, the directors did not consider it necessary to record a provision on the liability side of the balance sheet as of June 30, 2003.

16. Foreign currency balances and transactions

a) Foreign currency balances

The breakdown, by currency, of the equivalent euro value of the Company's debts reflected on the liability side of the accompanying balance sheet as of June 30, 2003, is as follows:

Currency	Thousands of Euros Trade Accounts Payable
U.S. dollars	46,112
Other currencies	71
Total	**46,183**

b) Foreign currency transactions

The foreign currency transactions performed in the six-month period ended June 30, 2003, related mainly to transactions denominated in U.S. dollars; their equivalent euro values translated at the average exchange rates for the year were as follows:

	Thousands of Euros	
	U.S. Dollars	Other Currencies
Sales	842	-
Purchases and other expenses	29,781	65
Total	**30,623**	**65**

17. Revenues and expenses

a) Net revenues

Most of the Company's sales are made in Spain.

b) Program and other amortization

The detail of the "Program Amortization and Other Supplies" caption in the six-month period ended June 30, 2003, is as follows:

	Thousands of Euros
Broadcasting of in-house productions	71,331
Outside production services	59,540
Programbroadcasting rights	53,823
Performances of and contributions by entertainers	4,780
Other supplies	4,366
Re-broadcasting rights	0
Addition to inventories	(73,311)
Total	**120,529**

The "Addition to Inventories" account reflects the expenses incurred in making programs. In accordance with the Company's procedures, these expenses are capitalized and subsequently amortized by the method described in Note 3-f.

c) Personnel expenses

The breakdown of the personnel expenses in the six-month period ended June 30, 2003, is as follows:

	Thousands of Euros
Wages and salaries	44,741
Social security costs and other employee welfare expenses	9,348
Other personnel expenses	847
Total	**54,936**

The average number of employees in the six-month period ended June 30, 2003, by category, was as follows:

Professional Category	Number of Employees
Senior management	25
Operations and programs personnel	1,192
Commercial personnel	193
Management personnel	196
Interns	50
Specific-project contracts	339
Total	**1,995**

d) Rent and fees

The "Rent and Fees" caption in the accompanying statement of operations for the six-month period ended June 30, 2003, includes most notably the amounts paid to Retevisión, S.A. as fees for the distribution of the audiovisual signal.

e) Other current operating expenses

The breakdown of the balance of this caption in the statement of operations for the six-month period ended June 30, 2003, is as follows:

	Thousands of Euros
Work performed by other companies	6,373
Copyright	9,063
Communications	5,469
Advertising and publicity	2,165
Other expenses	13,866
Total	36,936

f) Fees and other amounts paid to auditors

The fees for audit services provided to the companies composing the Antena 3 de Televisión, S.A. Group and subsidiaries by the main auditor and by other entities related thereto in the six-month period ended June 30, 2003, amounted to €500,000, all of which related to services provided to Antena 3 de Televisión, S.A.

g) *Extraordinary expenses*

The detail of this caption in the statement of operations for the six-month period ended June 30, 2003, is as follows:

	Thousands of Euros
Short-term provision for contingencies and expenses (Note 3-k)	59,143
Other extraordinary expenses	109,161
Total	**168,304**

As indicated in Note 7, the "Other Extraordinary Expenses" caption includes an allowance for inventory depreciation of €101,434,000 to adjust the value of the broadcasting rights on in-house and outside production on the basis of the analyses and estimates made.

18. Directors' compensation and other benefits

The compensation earned in the six-month period ended June 30, 2003, by the former and current directors for salaries and attendance fees amounted to €478,200.

The Company has not granted any loans or advances to its Board members and it does not have any supplementary pension, retirement bonus, special indemnity or life insurance commitments to them.

19. Subsequent events

On July 29, 2003, the Board of Directors adopted the necessary resolutions to execute those adopted by the Special Shareholders' Meeting on April 28, 2003, in relation to the change in the way in which the shares are represented and other matters relating to the request for the admission to listing of all the shares of Antena 3 de Televisión, S.A. in the Spanish stock exchanges, and their inclusion in the Spanish Unified Computerized Trading System (Continuous Market). The aforementioned Shareholders' Meeting had expressly empowered the Board to execute these resolutions.

These resolutions of the Special Shareholders' Meeting and the Board meeting were executed in a public deed dated August 6, 2003, which, after it was registered at the Mercantile Registry, was also filed for registration with the Spanish National Securities Market Commission (CNMV).

The announcement of the change in the way the shares are represented, pursuant to Royal Decree 116/1992, was published on August 11, 2003, thereby initiating a one-month period during which shareholders must hand in their share certificates so that they can be replaced by book entries.

The aforementioned Board meeting of the Company resolved to call a Special Shareholders' Meeting with the following agenda:

One.- To change the par value of the shares and, consequently, Article 5 of the bylaws.

Two.- To amend Articles 21 and 29 of the bylaws, relating to the minimum capital required to attend the Shareholders' Meeting and the minimum and maximum number of Board members.

Three.- To amend Articles 3, 7, 8, 10, 14, 17, 20, 23, 24, 25, 26, 27, 30, 31, 31bis, 32, 33, 34, 35, 36, 37 and 38 of the bylaws, including current regulations on the corporate governance of listed companies.

Four.- To approve the revised bylaws, including the aforementioned amendments approved by the Shareholders' Meeting.

Five.- To set the number of directors. Appointment and ratification of directors.

Six.- To set the directors' compensation.

Seven.- To revoke the current resolution adopted by the Shareholders' Meeting in relation to the acquisition of treasury stock and to adopt a new resolution in this connection.

Eight.- To approve the regulations of the Shareholders' Meeting.

Nine.- Report and notification of the regulations of the Board of Directors.

Ten.- To delegate powers to formalize, interpret, rectify and execute the resolutions adopted by the Shareholders' Meeting.

20. Statements of changes in financial position for the period ended June 30, 2003 and for 2002

Following are the statements of changes in financial position for the period ended June 30, 2003 and for 2002:

The breakdown of the funds obtained from operations is as follows:

	Thousands of Euros	
	06/30/2003	2002
Loss for the year	(100,641)	(31,293)
Add-		
Depreciation and amortization expense	10,302	19,351
Provision to investment valuation allowance and reserve for treasury stock	9,958	31,338
Losses on tangible fixed assets	6	217
Less-		
Gains on control portfolio disposals		
Gains on tangible fixed asset disposals		(217)
Reversal of investment valuation allowance		
Funds obtained from operations	**(80,375)**	**19,396**

21. Explanation added for translation to English

These financial statements are presented on the basis of accounting principles generally accepted in Spain. Certain accounting practices applied by the Company that conform with generally accepted accounting principles in Spain may not conform with generally accepted accounting principles in other countries.

APPLICATION OF FUNDS	Thousands of Euros 06/30/03	2002
Funds obtained from operations	80.375	-
Dividends distributed	-	19.827
Fixed asset additions-		
Intangible assets	963	18.748
Tangible fixed assets	3.263	11.108
Long-term investments-		
Investments in Group, associated and other companies	217	4.671
Guarantees and deposits	3	-
Long-term loans	6.437	204.810
Repayment or transfer to short term of long-term debt-		
Payable to credit institutions	15.905	
Other accounts payable	-	601
Payable to Group and associated companies	3.999	1.382
TOTAL FUNDS APPLIED	**111.162**	**261.147**
FUNDS OBTAINED IN EXCESS OF FUNDS APPLIED (INCREASE IN WORKING CAPITAL)	**0**	
TOTAL	**111.162**	**261.147**

SOURCE OF FUNDS	Thousands of Euros 06/30/03	2002
Funds obtained from operations	-	19.396
Fixed asset disposals-		
Intangible assets		16.000
Tangible fixed assets		536
Long-term investments-		
Investments in Group, associated and other companies		606
Transfer to short term of long-term loans		902
Transfer to short term of prepaid taxes		1.314
Long-term debt-		
Payable to credit institutions	-	123.536
Other payables	2.725	-
Payable to Group and associated companies	-	-
TOTAL FUNDS OBTAINED	**2.725**	**162.290**
FUNDS APPLIED IN EXCESS OF FUNDS OBTAINED (DECREASE IN WORKING CAPITAL)	**108.437**	**98.857**
TOTAL	**111.162**	**261.147**

VARIATION IN WORKING CAPITAL	Thousands of Euros			
	Junio 30, 2003		2002	
	Increase	Decrease	Increase	Decrease
Inventories		104.145	-	20.731
Accounts receivable	48.033		7.278	-
Short-term investments		5.375	-	2.851
Cash	6.733		-	17.487
Accrual accounts		902	639	-
Current liabilities		52.781		65.705
TOTAL	**54.766**	**163.203**	**7.917**	**106.774**
VARIATION IN WORKING CAPITAL		**108.437**	**-**	**98.857**

Antena 3

Director of the Legal Department

DATE: 10th November 2003

TO: Mr. Paul Dudek **FAX:** 00 1 (202) 942 9624
Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

FROM: Carmen Rodriguez **TEL:** (34) 91 623 06 17
Deputy Secretary of the Board of Directors **FAX:** (34) 91 623 09 25
Legal Department Director

RE: SIGNIFICANT EVENT

Number of pages including this one: 3

Dear Mr. Dudek:

In order to comply with the SEC procedures, please find attached a copy of the Significant Event that has been filed before the Spanish National Securities Market Commission, (*Comisión Nacional del Mercado de Valores* or "CNMV") on behalf of Antena 3 de Televisión, S.A. In addition, please find the above document in its English translation.

Truly yours,

Carmen Rodríguez
Deputy Secretary of the Board of Directors and
Legal Department Director

Antena 3

Antena 3 de Televisión, S.A. y, en su nombre, Dña. Carmen Rodríguez, en su condición de Vicesecretario del Consejo de Administración, comunica el siguiente

HECHO RELEVANTE

El Ministerio de Trabajo ha autorizado el expediente de regulación de Empleo presentado por la Compañía al apreciar la existencia de causas económicas y productivas.

De conformidad con la resolución administrativa, Antena 3 Televisión queda facultada para extinguir 215 contratos de trabajo, y los trabajadores afectados tendrán derecho a percibir una indemnización bruta equivalente a 30 días de salario por año trabajado (sin la limitación legal de una anualidad) más la cifra de 3.000 euros brutos.

En San Sebastián de los Reyes (Madrid), a siete de noviembre de dos mil tres.

Avda. Isla Graciosa, s/n. - 28700 San Sebastián de los Reyes - Madrid (ESPAÑA)
Tel.: 916 230 500 E-mail: antena3tv@antena3tv.es Dirección Internet: www.antena3tv.es

Antena 3 de Televisión, S.A. and, in its name, Ms. Carmen Rodríguez, in her capacity as Deputy Secretary of the Board of Directors informs about the following

SIGNIFICANT EVENT

The Ministry of Labour has authorized the redundancy measures filed by the Company by accepting the existence of economic and production reasons.

In accordance with the administrative resolution, Antena 3 Televisión is authorized to terminate 215 work contracts and the employees affected will be entitled to perceive a gross severance pay equivalent to 30 days of salary per year worked (without the legal limit of one year) plus the gross sum of euro 3,000.

San Sebastián de los Reyes (Madrid), 7th November 2003

Antena 3

Director of the Legal Department

03 NOV 10 AM 7:21

DATE: 6th November 2003

TO: Mr. Paul Dudek
Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

FAX: 00 1 (202) 942 9624

FROM: Carmen Rodriguez
Deputy Secretary of the Board of Directors
Legal Department Director

TEL: (34) 91 623 06 17
FAX: (34) 91 623 09 25

RE: SIGNIFICANT EVENT (FAX DATED 3rd NOVEMBER)

Number of pages including this one: 3

Dear Mr. Dudek:

Regarding the Significant Event sent by fax on 3rd November, please find attached a copy of the communication that has been filed before the Spanish National Securities Market Commission and its English translation.

Truly yours,

Carmen Rodríguez
Deputy Secretary of the Board of Directors and
Legal Department Director

Avda. Isla Graciosa, nº 13
28700 San Sebastián de los Reyes
MADRID, SPAIN
Tel. (34) 91.623.07.08

Antena 3

Antena 3 de Televisión, S.A. y, en su nombre, doña Carmen Rodríguez, Vicesecretario del Consejo de Administración, como continuación del Hecho relevante notificado a esa Comisión el pasado 29 de octubre de 2003,

COMUNICA

Que se han cumplido las dos condiciones que se establecieron para que fuera firme y eficaz el nombramiento por cooptación de D. José Luis López de Garayo Gallardo como Consejero de ANTENA 3 DE TELEVISIÓN, S.A. y miembro de su Comisión Ejecutiva, en tanto que dicho Sr. ha acreditado suficientemente su condición de accionista de la Compañía, y ha aceptado ambos cargos en forma legalmente establecida, con manifestación expresa de no hallarse incurso en ninguna incompatibilidad para su ejercicio.

En San Sebastián de los Reyes (Madrid), a seis de noviembre de 2003.

Avda. Isla Graciosa, s/n. - 28700 San Sebastián de los Reyes - Madrid (ESPAÑA)
Tel.: 916 230 500 E-mail: antena3tv@antena3tv.es Dirección Internet: www.antena3tv.es

Antena 3 de Televisión, S.A. / C.I.F.: A-78839271 / Inscrita en el Registro Mercantil de Madrid, tomo 8.788, sección 3ª, folio 125, hoja nº 71.592-3, inscripción 1ª
Miembro fundador de la Asociación de Televisiones Comerciales Europeas (ACT) y empresa fundadora del Club Gestión de Calidad

Following on from the Significant Event notified on 29th October 2003 to that Commission by Antena 3 de Televisión, S.A., Ms. Carmen Rodríguez, in her capacity as Deputy Secretary of the Board of Directors of Antena 3 de Televisión,

INFORMS

That the two conditions for the firm and effective appointment by cooptation of Mr. José Luis López de Garayo Gallardo as Director of ANTENA 3 DE TELEVISIÓN, S.A. and member of its Executive Committee have been met since Mr. López de Garayo Gallardo has sufficiently evidenced his status as shareholder of the company, has accepted both offices in the manner legally established and has expressly declared not to be affected by any incompatibility for the performance of such offices.

San Sebastián de los Reyes (Madrid), 6th November 2003.

Antena 3

Director of the Legal Department

03 NOV 10 7:21

DATE: 6th November 2003

TO: Mr. Paul Dudek
Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

FAX: 00 1 (202) 942 9624

FROM: Carmen Rodriguez
Deputy Secretary of the Board of Directors
Legal Department Director

TEL: (34) 91 623 06 17
FAX: (34) 91 623 09 25

RE: SIGNIFICANT EVENT

Number of pages including this one: 3

Dear Mr. Dudek:

In order to comply with the SEC procedures, please find attached a copy of the Significant Event that has been filed before the Spanish National Securities Market Commission, (*Comisión Nacional del Mercado de Valores* or "CNMV") on behalf of Antena 3 de Televisión, S.A. In addition, please find the above document in its English translation.

Truly yours,

Carmen Rodriguez
Deputy Secretary of the Board of Directors and
Legal Department Director

Avda. Isla Graciosa, nº 13
28700 San Sebastián de los Reyes
MADRID, SPAIN
Tel. (34) 91.623.07.08

Antena 3

Antena 3 de Televisión, S.A. y, en su nombre, Dª Carmen Rodríguez, en su condición de Vicesecretaria del Consejo de Administración, comunica el siguiente

HECHO RELEVANTE

El Juzgado de Primera Instancia nº 20 de Madrid ha notificado a la Sociedad, en el día de hoy, la Sentencia recaída en el procedimiento descrito en la página IV-40 del Folleto Informativo verificado e inscrito en el Registro Oficial de la Comisión Nacional del Mercado de Valores con fecha 17 de octubre de 2003.

La Sentencia desestima en todos sus términos la demanda presentada contra Antena 3 de Televisión, S.A., con imposición de costas a la Liga Nacional de Fútbol Profesional, que demandaba a Antena 3 de Televisión, S.A., Audiovisual Sport, S.A. y Gestora de Medios Audiovisuales, S.A. la cantidad de TREINTA Y OCHO MILLONES CUATROCIENTOS SESENTA Y CUATRO MIL SETECIENTOS SETENTA Y CUATRO CON SESENTA Y OCHO EUROS (38.464.774,68 €).

En San Sebastián de los Reyes (Madrid), a 5 de noviembre de 2003.

Avda. Isla Graciosa, s/n. - 28700 San Sebastián de los Reyes - Madrid (ESPAÑA)
Tel.: 916 230 500 E-mail: antena3tv@antena3tv.es Dirección Internet: www.antena3tv.es

Antena 3 de Televisión, S.A. / C.I.F.: A-78839271 / Inscrita en el Registro Mercantil de Madrid, tomo 8.788, sección 3ª, folio 125, hoja nº 71.592-3, Inscripción 1ª
Miembro fundador de la Asociación de Televisiones Comerciales Europeas (ACT) y empresa fundadora del Club Gestión de Calidad

Antena 3 de Televisión, S.A. and, in its name, Ms. Carmen Rodríguez, in her capacity as Deputy Secretary of the Board of Directors informs about the following

SIGNIFICANT EVENT

The First Instance Court no. 20 of Madrid has notified the Company today the Sentence passed in the proceedings described in page IV-40 of the Prospectus verified by and registered with the Official Registry of the Comisión Nacional del Mercado de Valores on 17th October 2003.

The Sentence dismisses all the terms of the claim filed against Antena 3 de Televisión, S.A., assessing the costs to the Spanish Professional Football League [*Liga Nacional de Fútbol Profesional*], which claimed Antena 3 de Televisión, S.A., Audiovisual Sport, S.A. and Gestora de Medios Audiovisuales, S.A. the sum of EURO THIRTY EIGHT MILLION FOUR HUNDRED AND SIXTY FOUR THOUSAND SEVEN HUNDRED AND SEVENTY FOUR WITH 68 CENTS (€ 38,464,774.68 €).

San Sebastián de los Reyes (Madrid), 5th November 2003.

Antena 3

Director of the Legal Department

DATE: 17th November 2003

TO: Mr. Paul Dudek
Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

FAX: 00 1 (202) 942 9624

FROM: Carmen Rodriguez
Deputy Secretary of the Board of Directors
Legal Department Director

TEL: (34) 91 623 06 17
FAX: (34) 91 623 09 25

RE: FINANCIAL RESULTS

Number of pages including this one: 12

Dear Mr. Dudek:

In order to comply with the SEC procedures, please find attached a copy of the Financial Results of Antena 3 Group at 30th September in their English version.

Truly yours,

Carmen Rodriguez
Deputy Secretary of the Board of Directors and
Legal Department Director

Avda. Isla Graciosa, nº 13
28700 San Sebastián de los Reyes
MADRID, SPAIN
Tel. (34) 91.623.07.08

Antena 3

FINANCIAL RESULTS

30th September 2003

CONFIDENTIAL

1. ANTENA 3 GROUP

1.1 Consolidated Profit and Loss Account

€ Thousand	Jan-Sep 2003	Jan-Sep 2002	Change%
revenues	**433,845**	**442,060**	**-1.9%**
Other revenues	25,070	24,581	2.0%
NET REVENUES	**458,915**	**466,641**	**-1.7%**
OPERATING EXPENSES	**408,362**	**478,211**	**-14.6%**
EBITDA	50,553	(11,570)	n/a
Depreciation	22,140	20,371	8.7%
Operating Results	28,413	(31,940)	n/a
Financial Income	**(3,855)**	**(1,859)**	**107.4%**
Profit sharing of companies accounted for by the equity method	**(225)**		**-**
Depreciation of Goodwill	**(8,870)**	**(10,880)**	**-18.5%**
Results from Ordinary Activities	15,463	(44,680)	n/a
Extraordinary Income	**(171,287)**	**(42,170)**	**306.2%**
Consolidated Income before Tax	(155,824)	(86,850)	79.4%
Corporate Taxes	(50,271)	(36,174)	39.0%
Consolidated Net Income	(105,553)	(50,676)	108.3%
Income attributable to minority interests	**(312)**	**46**	**n/a**
Income attributable to the dominant company	(105,241)	(50,722)	107.5%

1.2 Contribution to consolidated Net Revenues and EBITDA

€ Thousand	Jan – Sep 2003	% on total	Jan – Sep 2002	% on total
	Revenues		Revenues	
ANTENA 3 TELEVISION	368,490	80.3%	369,347	79.2%
UNIPREX	56,994	12.4%	54,023	11.6%
OTHER	33,431	7.3%	43,271	9.3%
TOTAL	458,915	100.0%	466,641	100.0%
	EBITDA		EBITDA	
ANTENA 3 TELEVISION	59,661	118.0%	1,853	-16.0%
UNIPREX	(3,359)	-6.6%	(4,975)	43.0%
OTHER	(5,749)	-11.4%	(7,448)	64.4%
TOTAL	50,553	100.0%	(11,570)	100.0%

1.3 Consolidated Balance Sheet

€ Thousand	30th September 2003	31st December 2002
ASSETS		
Uncalled Capital	361	0
Start-up expenses	19,767	21,678
Net fixed assets	146,361	174,183
Treasury stock	2,933	2,933
Public Administrations	28,076	7,183
TOTAL FIXED ASSETS	197,498	205,976
CONSOLIDATED GOODWILL	140,422	144,749
INCOME TO BE DISTRIBUTED IN SEVERAL YEARS	1,632	[illegible]
Inventories	209,657	304,950
Accounts receivable	200,985	221,158
Cash and equivalent	25,486	35,691
Accruals and prepayments	3,826	3,535
Total CURRENT ASSETS	439,954	565,334
TOTAL ASSETS	779,506	917,900
LIABILITIES		
Capital stock	166,668	166,668
Legal reserves	33,334	33,334
Other reserves	258,572	288,550
Exchange rate differences	(2,388)	
Profit (loss) attributable to the dominant company	(105,241)	(30,037)
Total SHAREHOLDERS' EQUITY	350,945	457,848
EXTERNAL SHAREHOLDERS	1,303	1,989
INCOME TO BE DISTRIBUTED IN SEVERAL YEARS	2	
PROVISIONS FOR RISKS AND EXPENSES	78	16
Debts with credit entities	112,540	128,721
Other long term creditors	2,771	4,862
Total LONG TERM CREDITORS	115,311	133,583
Debts with credit entities	33,592	21,724
Total trade creditors	129,075	170,196
Creditor group and associated companies	3,606	45,769
Public Administrations	10,134	12,304
Other non trade accounts payable	14,290	10,285
Other provisions	119,885	63,469
Accruals and prepayments	1,285	717
Total SHORT TERM CREDITORS	311,867	324,464
TOTAL LIABILITIES	779,506	917,900

1.4 Comments on Antena 3 Group

1.4.1 Net Revenues

Net revenues amounted to euro 458.9 million, which represents a decrease of 1.7 compared with the previous year.

Antena 3 Televisión represents 80.3% of net revenues, compared with 79.2% during the previous year. The contribution of UNIPREX increased from 11.6% to

12.4% and the contribution of Others decreased as a result of the process initiated several months ago to discontinue certain activities.

1.4.2 Operating Expenses

Operating expenses decreased by 14.6% during the January-September period compared with the same period of the previous year. In June 2002, the Football World Cup was broadcast and its high cost had a significant influence on such reduction.

1.4.3 EBITDA

EBITDA reached a positive figure of euro 50.6 million, compared with a loss of euro 11.6 million between January and September 2002.

1.4.4 Results from ordinary activities

Profit from ordinary activities during the January-September period amounted to euro 15.5 million, compared with a loss of euro 44.7 million during the same period of the previous year. Net financial expenses increased as a consequence of the indebtedness incurred as a result of the acquisition of UNIPREX. The depreciation of goodwill decreased owing to the clearing off, carried out in fiscal year 2002, of the goodwill corresponding to different companies of the group.

1.4.5 Extraordinary Results

Extraordinary results basically correspond to Antena 3 TV which, during the first half of 2003, has recorded a provision for depreciation of stock of euro 101.4 million that corrects the value of the rights on programmes of own and third parties' production.

Additionally, provisions have been accounted for to face eventual liabilities or liabilities related to guarantees granted by the group, disputes, indemnities and pending liabilities of an uncertain amount, and to cover estimated eventual losses.

1.4.6 Financial debt

As at 30th September, the Net Financial debt of Antena 3 Group amounted to euro 120.6 million, compared with euro 114.8 million as at 31st December 2002. This increase is basically related to payments to suppliers and the final payment for the acquisition of UNIPREX.

2. ANTENA 3 TELEVISION

2.1 PROFIT AND LOSS ACCOUNT

€ Thousand	Jan-Sep 2003	Jan-Sep 2002	Evolution
revenues	349,055	354,343	-1.5%
Other revenue	21,193	19,063	11.2%
NET REVENUES	**370,248**	**373,405**	**-0.8%**
OPERATING EXPENSES	**310,588**	**372,552**	**-16.6%**
EBITDA	59,660	853	n/a
Depreciation	15,470	14,310	8.1%
Operating results	44,190	(13,457)	n/a
Financial results	**(3,024)**	**1,713**	**n/a**
Result from Ordinary Activities	41,167	(11,744)	n/a
Extraordinary results	**(181,837)**	**(63,694)**	**185.5%**
Income before tax	(140,670)	(75,438)	86.5%
Corporate Taxes	(34,238)	(26,554)	28.9%
Net Income	(106,432)	(48,884)	[illegible]

2.2 Comments on Antena 3 Televisión

2.2.1 Evolution of Audience

The average audience accrued during the January-September period has been of 19.7%, one percentage point lower than the same period of 2002. In Summer, the audience has experienced a significant improvement after applying certain corrective measures to offer a more stable and competitive programming schedule. This is evidenced by the increase of 0.2 percentage points in the accrued audience in Summer, with an average audience of 19.5% during the first half of the year.


AUDIENCE SHARE
19.7%
19.5%
20.6%
21.1%
21.7%
19.7%
30.8%
30.6%
32.5%
18.4%
18.6%
17.7%
10.2%
9.6%
9.5%
ANTENA 3 TELEVISION
TELECINCO
TELEVISIÓN ESPAÑOLA
REGIONAL CHANNELS
OTHERS
Jan-Sept 03
Jan-Jun 03
Jan-Sept 02

Source SOFRES

2.2.2 Net Revenues

Net revenues amounted to euro 370 million, a decrease of 0.8% compared with the first nine months of 2002. The decrease in the audience is a result of such decrease. However, its better evolution during the third quarter has resulted in an immediate increase in revenue compared with the same period of the previous year.

According to internal estimates, the TV advertising market grew a 4% between January and September 2003, compared with the same period of the previous year. Antena 3 Televisión's share was 25.1%, a figure lower than that of the previous year owing to a lower audience.

2.2.3 Operating Expenses

Accrued operating expenses amounted to euro 310.6 million, a decrease of 16.6% compared with the same period of the previous year. The high costs derived from the broadcast of the 2002 Football World Cup have had a significant influence in such decrease, even though additional savings in costs have been achieved, especially during the third quarter.

2.2.4 EBITDA

EBITDA accrued as at 30th September 2003 reached euro 59.6 million, compared with the figure of euro 0.9 million during the same period of the previous year. This improvement is a direct consequence of the reduction in the operating expenses.

2.2.5 Extraordinary Results

Extraordinary results basically are due to the fact that during the first half of 2003 the company has recorded a provision for depreciation of stock of euro 101.4 million that corrects the value of the rights on programmes of own and third parties' production.

Additionally, provisions have been accounted for to face eventual liabilities or liabilities related to guarantees granted by the group, disputes, indemnities and pending liabilities of an uncertain amount, and to cover estimated eventual losses.

3. UNIPREX

3.1 PROFIT AND LOSS ACCOUNT

€ Thousand	Jan-Sep 2003	Jan-Sep 2002	Evolution
Net turnover	**53,182**	**49,954**	**6.5%**
Other revenues	3,552	4,069	-12.7%
NET REVENUES	**56,734**	**54,023**	**5.0%**
OPERATING EXPENSES	**60,093**	**58,998**	**1.9%**
EBITDA	(3,359)	(4,975)	-32.5%
Depreciation	4,986	4,675	6.7%
Operating results	(8,345)	(9,650)	-13.5%
Financial result	**(437)**	**(3,180)**	**-86.3%**
Result from Ordinary Activities	(8,782)	(12,830)	-31.6%
Extraordinary results	**(29,607)**	**(5,500)**	**438.3%**
Income before tax	(38,389)	(18,330)	109.4%
Corporate Taxes	(12,281)		
Net Income	(26,108)	(18,330)	42.4%

3.2 Comments on UNIPREX

As at 30th September 2003, UNIPREX net sales increased by 5% compared with the same period of the previous year as a result of the improvement in income - especially in local advertising - due to the incorporation of new stations.

Operating expenses have experienced a growth of 1.9% with respect to the expenses accrued as at September 2002. This increase is the consequence of staff expenses (incorporation of new stations), advertising expenses and trade provisions. The remaining expenses experienced a reduction.

Compared with the previous year, the EBITDA of UNIPREX increased by 32.5% as a result of an improvement in net sales.

Extraordinary results accrued as at September 2003 amounted to euro 29.6 million. The major part of this amount corresponds to a provision made for the amount pending depreciation of the start-up expenses, related to the amount paid by virtue of the agreement reached with the Radio Blanca Group, according to which, a new radio network was established in 2002. UNIPREX cooperates in its management through the contribution with technical resources, support to certain expenses and the commercial management of the network, in exchange of a percentage of its advertising income.

Furthermore, the goodwill of certain companies with a profitability lower than the one expected at the time of their acquisition has been the object of an earlier

depreciation. Additionally, the amounts of severance payments made to certain professionals and co-operators during this period have been included.

3.2.1 Evolution of Audience

In the second wave of the EGM, Onda Cero Network has experienced a strong consolidation and now ranks second among the mainstream radio stations. This is due to the fact that, despite having experienced a decrease of 1.2% compared with the previous wave, the network maintains a level of 2,216,000 listeners.

ONDA CERO - E.G.M. Waves 2002-2003


2.576
2.355
2.097
2.244
1st02
2nd02
3rd02
1st03

Source: EGM

4. OTHERS

4.1 Contribution to Net Revenues and EBITDA

The degree of contribution of Other Activities has evolved as follows:

€ Thousand	Jan-Sep 2003	Jan-Sep 2002	% Change
Net Revenues	33,451	43,271	-22.2%
% on A3 Group Income	7.3%	9.3%	
Ebitda	(5,749)	(7,448)	-22.8%
% on A3 Group Ebitda	-11.4%	64.4%	

As at 30th September 2003, net sales of Movierecord represented 55.6% of the rest of the group. In terms of EBITDA, the contribution is of 48.6%.

Compared with the previous year, Movierecord EBITDA has experienced an increase of 62.6%, since net sales have decreased by 7.7% as a result of the market lethargy of this advertising support. However, operating expenses have experienced a significant reduction as a result of the strong cost containment policy.

The decrease in the contribution of the remaining companies is due to the process of discontinuance of activities initiated months ago.

Antena 3

Director of the Legal Department

03 DEC -2 7:21

DATE: 3rd November 2003

TO: Mr. Paul Dudek
Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

FAX: 00 1 (202) 942 9624

FROM: Carmen Rodriguez
Deputy Secretary of the Board of Directors
Legal Department Director

TEL: (34) 91 623 06 17
FAX: (34) 91 623 09 25

RE: PRESS RELEASE AND SIGNIFICANT EVENT

Number of pages including this one: 5

Dear Mr. Dudek:

In order to comply with the SEC procedures, please find attached a copy of the Press Release and notification of Significant Event that have been filed before the Spanish National Securities Market Commission, (*Comisión Nacional del Mercado de Valores* or "CNMV") on behalf of Antena 3 de Televisión, S.A. In addition, please find the above documents in their English translation.

Truly yours,

Carmen Rodriguez
Deputy Secretary of the Board of Directors and
Legal Department Director

Avda. Isla Graciosa, nº 13
28700 San Sebastián de los Reyes
MADRID, SPAIN
Tel. (34) 91.623.07.08

A: ECONOMÍA/COMUNICACIÓN

ANTENA 3 SE REVALORIZA UN 8'13% RESPECTO AL PRECIO DE REFERENCIA EN EL ESTRENO DE SU COTIZACIÓN EN BOLSA

(MADRID. 29/OCT/03).- ANTENA 3 se ha revalorizado respecto al precio de referencia un 8'13% en el día del inicio de la cotización de sus títulos en el mercado bursátil, pasando de los 25'20€ a los 27'25€ al cierre de la jornada. En total se han negociado 9.821.410 acciones de la compañía, en una sesión en la que la Bolsa de Madrid y el IBEX 35 han cerrado con subidas del 0'16% y el 0'09%, respectivamente.

El presidente de ANTENA 3, José Manuel Lara Bosch, señaló al cierre de la sesión: "Quiero agradecer a los accionistas de la compañía y a los inversores la confianza depositada en ANTENA 3 en el día de su estreno como empresa cotizada. Estamos en el inicio de una nueva etapa en la que perseguimos la rentabilidad para nuestros accionistas e inversores y la transparencia en la gestión. El buen comportamiento de ANTENA 3 en su estreno en Bolsa, expresa un reconocimiento al sólido valor de esta compañía, así como un respaldo al actual equipo gestor de cara a los grandes desafíos que afrontará la empresa en un sector tan dinámico como el de la televisión en abierto y la radio comercial".

Antena 3

Antena 3 de Televisión, S.A. y, en su nombre, D. Pablo Bieger, Secretario del Consejo de Administración, comunica el siguiente:

HECHO RELEVANTE

El Consejo de Administración de Antena 3 de Televisión, S.A., celebrado en el día de la fecha, ha acordado:

1. Aceptar la dimisión presentada por los Consejeros RTL GROUP COMMUNICATIONS, S.L. y RTL GROUP, S.A., y nombrar Consejeros por cooptación a los señores Nicolas Abel Bellet de Tavernost y Thomas Rabe, quienes, hasta ahora, eran los respectivos representantes personas físicas de las antedichas compañías en el Consejo de Administración.

2. Cubrir la vacante existente en el seno del Consejo de Administración de la Compañía con el nombramiento, como Consejero independiente, de D. José Luis López de Garayo Gallardo. Dicho nombramiento queda condicionado a la acreditación, a satisfacción del Secretario del Consejo, de su condición de accionista, y a la aceptación del cargo por parte del Sr. López de Garayo.

3. Cubrir la vacante existente en la Comisión de Auditoría y Control con la designación, como miembro de la misma, de D. José Luis López de Garayo Gallardo, una vez que, cumplidas las condiciones mencionadas, ostente la condición de Consejero.

4. Cubrir la vacante existente en la Comisión de Nombramientos y Retribuciones con la designación, como miembro de la misma, del Consejero D. Ramón Más Sumalla.

En San Sebastián de los Reyes (Madrid), a veintinueve de octubre de dos mil tres.

[signature]

Avda. Isla Graciosa, s/n. • 28700 San Sebastián de los Reyes - Madrid (ESPAÑA)
Tel.: 916 230 500 E-mail: antena3tv@antena3tv.es Dirección Internet: www.antena3tv.es

Antena 3 de Televisión, S.A. / C.I.F.: A-78839271 / Inscrita en el Registro Mercantil de Madrid, tomo 8.788, sección 3ª, folio 125, hoja nº 71.592-3, inscripción 1ª
Miembro fundador de la Asociación de Televisiones Comerciales Europeas (ACT) y empresa fundadora del Club Gestión de Calidad

A: ECONOMÍA/COMUNICACIÓN

REVALUATION OF 8.13% OF ANTENA 3 WITH RESPECT TO THE REFERENCE PRICE ON THE DAY OF ITS FLOTATION ON THE STOCK EXCHANGE

(MADRID. 29/OCT/03).- ANTENA 3 has experienced a revaluation of 8.13% with respect to the reference price on the day of its flotation on the Stock Exchange, with an increase from € 25.20 to € 27.25 at the end of the session. A total of 9,821,410 shares of the company have been traded in a session in which the Madrid Stock Exchange and the IBEX 35 have closed with increases of 0.16% and 0.09%, respectively.

José Manuel Lara Bosch, Chairman of ANTENA 3, declared at the end of the session: "I wish to thank the shareholders of the company and the investors for the confidence deposited in ANTENA 3 on the day of its market debut as a listed company. We are at the beginning of a new era focused on profitability for our shareholders and investors and transparency in management. The good performance of ANTENA 3 in its first day of trading on the Stock Exchange represents an acknowledgement of the solid value of this company as well as a support to the current management team considering the huge challenges to be faced by the company in such a dynamic sector as free TV and commercial radio broadcast."

Antena 3 Televisión

Antena 3 de Televisión, S.A. and, in its name, Mr. Pablo Bieger, Secretary of the Board of Directors, informs about the following:

SIGNIFICANT EVENTS

The meeting of the Board of Directors of Antena 3 de Televisión, S.A. held on today's date agreed:

1. To accept the resignation of the Directors RTL GROUP COMMUNICATIONS, S.L. and RTL GROUP, S.A., and to appoint Directors through cooptation Messrs. Nicolas Abel Bellet de Tavernost and Thomas Rabe, who, up to now, were respectively the representatives of such companies in the Board of Directors.
2. To fill the existing vacancy in the Board of Directors of the Company by the appointment of Mr. José Luis López de Garayo Gallardo as an independent Director. Such appointment is subject to evidencing, to the satisfaction of the Secretary of the Board, his condition as shareholder and to the acceptance of the office by Mr. López de Garayo.
3. To fill the existing vacancy in the Audit and Control Committee by the appointment of Mr. José Luis López de Garayo Gallardo as a member of such Committee when he holds the office of Director, once all the conditions mentioned above have been complied with.
4. To fill the existing vacancy in the Appointment and Remuneration Committee by the appointment of the Director Mr. Ramón Más Sumalla as a member of such Committee.

San Sebastián de los Reyes (Madrid), this twenty ninth day of October two thousand and three.

Antena 3

Director of the Legal Department

DATE: 17th December 2003

TO: Mr. Paul Dudek
Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

FAX: 00 1 (202) 942 9624

FROM: Carmen Rodriguez
Deputy Secretary of the Board of Directors
Legal Department Director

TEL: (34) 91 623 06 17
FAX: (34) 91 623 09 25

RE: 2004 BUDGET

Number of pages including this one: 9

Dear Mr. Dudek:

In order to comply with the SEC procedures, please find attached a copy of the 2004 Budget of Antena 3 de Televisión, S.A. in its English version and a letter with complementary information that have been filed before the Spanish National Securities Market Commission, (*Comisión Nacional del Mercado de Valores* or "CNMV").

Truly yours,

Carmen Rodríguez
Deputy Secretary of the Board of Directors and
Legal Department Director

2004 BUDGET
ANTENA 3 GROUP
15th December 2003

2004 CONSOLIDATED BUDGET – ANTENA 3 GROUP

This document includes certain statements that ANTENA 3 TELEVISIÓN considers assumptions on the prospects of the Company and might contain representations on the current intentions, beliefs or expectations of ANTENA 3 TELEVISIÓN and its management team, including assumptions with respect to the trends that affect the financial situation of the Company, its operating results, businesses, strategy, etc.

Such representations do not constitute a guarantee of future results and are subject to risks, uncertainties, changes in the circumstances and other factors that might be beyond the control of ANTENA 3 TELEVISIÓN or that might be difficult or even impossible to forecast; consequently, they might experience significant changes in future. Such factors include, without limitation, changes within the audiovisual legal frame, the evolution of the advertising market, our capacity to reduce costs and to achieve operating efficiencies without excessively affecting our capacity to obtain a success in terms of audience, etc.

ANTENA 3 DE TELEVISIÓN does not commit to update or review such assumptions even in the case that future circumstances or changes clearly indicate that the forecast or projections expressly or implicitly included in these assumptions are not achieved.

INTRODUCTION

- The object of the 2004 budget of Antena 3 Group is to return to profit, a goal that, for different reasons, has not been possible to achieve in the last two years.

- The main highlights of the 2004 budget are:

    - Prudent objectives in the context of sales increases
    - Strong reductions in operating expenses
    - Spreads on sales and profitability to reach competitive levels
    - Concentration in the main business lines
    - All lines of activity will individually reach positive results

- All this will enable a strong cash flow generation and the maintenance of a high solvency level that will enable the establishment of a reasonable dividend policy.

RESULTS

- Net sales budgeted for 2004 fiscal year amount to euro 662 million, compared with euro 653 million forecast for the end of 2003.

- Operating expenses amount to euro 504 million in the 2004 budget, which represents a reduction of euro 41 million (7.5%) compared with the figure forecast for the end of 2003.

- Consequently, the gross results of the group will amount to euro 158 million, 47% higher than those of 2003.

- The 2004 budget includes a profit before tax of euro 117 million, while the consolidated net result amounts to euro 85 million compared with the consolidated net losses of euro 75 million forecast for 2003.

- In 2004, almost all the operations will be concentrated on Antena 3 Televisión and the companies Uniprex, Movierecord, Ensueño Films and Antena 3 Editorial.

SALES

- It is foreseen that the advertising market will experience a growth of 3% in 2004.
- On the basis of this market growth, a better evolution is expected in the audience share of Antena 3 Televisión which will enable to reach a sales increase slightly higher than the market average.
- In the case of Uniprex and Movierecord, sales growths slightly higher than the market average are also expected as a consequence of the foreseen improvement in the audience of radio stations and the benefits derived from the commercial synergies of the group implemented in 2003.
- TV, radio and theatre advertising income, as a whole, will represent a market share exceeding 12% of the total advertising in the conventional media.
- In 2003 a series of activities have been discontinued which, in total, have represented an income of around euro 20 million and losses of euro 4 million.

EXPENSES

- The reduction in expenses foreseen for 2004 fiscal year is the result of the adjustment programme implemented since mid 2003.
- In 2004 budget, the programming efforts will be kept almost at the same levels of 2003, with the exception of the adjustment carried out in the news area, both at the headquarters and the territorial centres.
- Staff expenses reflect the effect of the reduction derived from the redundancy measures adopted last Autumn and the remuneration update foreseen in the collective agreements in force.
- The remaining expenses show a significant reduction with respect to those of 2003, in line with such adjustment programme.

INVESTMENTS

- Investments in facilities and equipment included in the 2004 budget will cover the ordinary replacement needs and the maintenance of a high technological level within the areas of production, broadcast, storage, management, etc.
- No diversification investments are foreseen as a result of the strategy of concentration in the main activities of the group.

Consolidated Profit and Loss Account
2004 Budget

ANTENA 3 GROUP Euro thousand	2003 Forecast	2004 Budget
NET SALES	651,653	661,970
TOTAL OPERATING EXPENSES	544,683	503,816
GROSS OPERATING RESULTS	106,971	158,154
DEPRECIATION	29,867	28,214
OPERATING RESULT	77,104	129,939
FINANCIAL RESULT	(5,969)	(5,312)
DEPRECIATION OF GOODWILL	11,241	8,871
PROFIT FROM ORDINARY ACTIVITIES	59,893	115,757
EXTRAORDINARY RESULTS	(181,106)	959
PROFIT BEFORE TAX	(121,213)	116,715
CORPORATION TAX	(46,033)	32,217
RESULTS ATTRIBUTABLE TO EXTERNAL SHAREHOLDERS	242	271
RESULT OF THE DOMINANT COMPANY	(74,938)	84,770

Madrid, 16th December 2003

Dear Sirs,

In accordance with the representations made and the commitments assumed by the Company, included in the Floatation Prospectus verified by that Commission on 17th October 2003, ANTENA 3 TELEVISIÓN forwarded yesterday broad information on the 2004 budget to the CNMV.

Such information was delivered to the Board of Directors in the meeting held last 25th November to be reviewed by the Directors who agreed to delegate its approval in the Executive Committee. In the meeting held yesterday, 15th December, the Executive Committee approved the 2004 budget and expressly stated that the TV market is subject to changes that are very difficult to forecast and, consequently, it is not possible to prepare budgets for a longer term and with sufficient accuracy to enable their review and approval.

Yours faithfully,

Maurizio Carlotti
Managing Director
ANTENA 3 DE TELEVISIÓN, S.A.